Form 20-F
period 2008-12-31
VISIONCHINA MEDIA INC.
filed 2009-04-06
CIK 1415911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 001-33821

VisionChina Media Inc.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)
1/F Block No.7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People’s Republic of China
(Address of Principal Executive Offices)
Chief Financial Officer, telephone: (86 755) 8293-2222; fax: (86 755) 8298-1111
At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value US$0.0001 per share American Depositary Shares, each representing one Common Share	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
71,819,442 Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.
Item 17 ☐       Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☑

VISIONCHINA MEDIA INC.
ANNUAL REPORT ON FORM 20-F

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F
Unless otherwise indicated, references in this annual report to:
•	“ADSs” refers to our American depositary shares, each of which represents one common share, and “ADRs” refers to the American depositary receipts that may evidence our ADSs;
•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
•	“local operating partners” refers to the local television stations with which we established our direct investment entities, or the local mobile digital television operating companies with which we entered into exclusive agency agreements or from which we buy advertising time;
•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;
•	“shares” or “common shares” refers to our common shares; “preferred shares” refers to our Series A convertible redeemable preferred shares and Series B convertible preferred shares; and
•	“we,” “us,” “our company,” “our” and “VisionChina” refer to VisionChina Media Inc., a Cayman Islands company, its predecessor entities and subsidiary, and its consolidated affiliated entities, including VisionChina Media Group Limited, or VisionChina Media Group, and its subsidiaries. Although VisionChina does not directly or indirectly own any equity interest in VisionChina Media Group, VisionChina effectively controls VisionChina Media Group through a series of contractual arrangements. We treat VisionChina Media Group as a variable interest entity and have consolidated its financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.
This annual report includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008.
Our ADSs is listed on the Nasdaq Global Market under the symbol “VISN.”
Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following selected condensed consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the condensed consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The following selected condensed consolidated statement of operations data for the period from April 8, 2005 (date of inception) to December 31, 2005 and the condensed consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included elsewhere in this annual report. You should read the selected condensed consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the
	Period from
	April 8, 2005	For the Year Ended
	to December	December 31,
	31, 2005	2006	2007	2008
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data:
Revenues
Advertising service revenue	—	2,033,284	27,489,391	103,515,250
Advertising equipment revenue	290,521	1,839,598	1,896,200	565,392

Total revenues	290,521	3,872,882	29,385,591	104,080,642

Cost of revenues
Advertising service cost	—	3,967,081	12,801,957	40,602,022
Advertising equipment cost	261,504	1,639,895	1,583,325	475,432

Total cost of revenues	261,504	5,606,976	14,385,282	41,077,454

Gross profit (loss)	29,017	(1,734,094)	15,000,309	63,003,188

Operating expenses	386,215	2,067,291	5,098,576	20,126,107
Government grant	—	125,953	—	—
Loss from equity method investees	(104,475)	(469,841)	(1,262,273)	(484,969)

Operating (loss) profit	(461,673)	(4,145,273)	8,639,460	42,392,112
Interest income	45,264	98,873	505,888	3,480,212
Government grant	—	—	—	672,515
Other expenses	—	(22,608)	(95,719)	(38,491)

Net (loss) income before income taxes	(416,409)	(4,069,008)	9,049,629	46,506,348
Income tax benefits	—	—	332,386	212,325
Minority interest	—	—	11,343	91,277

Net (loss) income	(416,409)	(4,069,008)	9,393,358	46,809,950
Deemed dividend on convertible redeemable preferred shares	—	1,583,333	6,625,262	—

Net (loss) income attributable to holders of common shares	(416,409)	(5,652,341)	2,768,096	46,809,950

Net (loss) income per common share:
Basic	(0.02)	(0.26)	0.11	0.67
Diluted	(0.02)	(0.26)	0.11	0.65
Shares used in computation of net (loss) income per share:
Basic	22,000,000	22,000,000	24,709,522	70,064,663
Diluted	22,000,000	22,000,000	25,771,702	72,404,916
Share-based compensation expenses during the related periods included in:
Cost of revenues	—	37,576	34,431	39,847
Selling and marketing expenses	—	5,374	135,722	1,163,623
General and administrative expenses	—	35,802	51,209	263,587

	As of December 31,
	2005	2006	2007	2008
	(US$, except number of shares)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	2,599,078	5,215,693	131,139,659	163,248,286
Total assets	6,040,923	17,043,776	175,300,276	293,639,567
Total current liabilities	247,117	1,241,783	10,618,779	42,304,706
Common shares	2,200	2,200	6,839	7,182
Total shareholders’ equity	5,793,806	581,666	164,028,819	245,073,214
Number of common shares issued and outstanding	22,000,000	22,000,000	68,386,838	71,819,442

	As of December 31,
	2006	2007	2008
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	9,291	31,476	57,250
Direct investment cities	7,518	9,726	4,406

Total	16,809	41,202	61,656
Number of digital displays in our stationary advertising platform	—	208	4,608

	For the Year Ended December 31,
	2006	2007	2008
Total hours of broadcasting(1)	30,640	77,925	119,170
Average revenue per hour(1)(2) (US$)	56	341	843
Average advertising minutes sold per hour	1.08	7.04	7.72

(1)	Includes all of the cities in our network and stationary advertising platform.

(2)	We calculate average revenues per hour by dividing our advertising service revenues derived from our network and stationary advertising platform by the total hours of broadcasting in the cities of our network and stationary advertising platform.
Exchange Rate Information
A number of RMB-denominated figures used in this annual report are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8310 to US$1.00 as of March 27, 2009.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
		(RMB per US$1.00)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
September	6.7899	6.8307	6.8510	6.7810
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March (through March 27)	6.8310	6.8362	6.8438	6.8240

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
You should consider carefully all of the information in this annual report, including the risks and uncertainties described below and our consolidated financial statements and related notes. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline.
Risks Related to Our Company and Our Industry
The recent global economic and financial market crisis has had and may continue to have a negative effect on the market price of our ADSs, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.
The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States, China and other parts of the world. This global economic and financial market crisis has had, and may continue to have, a negative effect on the market price of our ADSs, the volatility of which has increased as a result of the disruptions in the financial markets. It may also impair our ability to borrow funds or enter into other financial arrangements if and when additional founds become necessary for our operations. We believe many of our advertisers have also been affected by the current economic turmoil. Current or potential advertisers may no longer be in business, may be unable to fund advertising purchases or determine to reduce purchases, all of which would lead to reduced demand for our advertising services, reduced gross margins, and increased delays of payments of accounts receivable or defaults of payments. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given our fixed media costs associated with our operations. Therefore, the global economic and financial market crisis could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, the timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.
We began operations in April 2005. We entered into our first direct investment arrangement in Chengdu in May 2005, and we secured our principal exclusive mobile digital television advertising agency arrangements in Beijing and Shenzhen in October and December 2006, respectively. Accordingly, we have a very limited operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our mobile digital television advertising network on mass transportation systems because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects. In addition, due to our short operating history and recent additions to our management team, some of our senior management and employees have only worked together at our company for a relatively short period of time. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business.
If we are required to impair our goodwill or other amortizable intangible assets acquired from acquisitions of six advertising agency businesses in 2008, our financial condition and results of operations would be adversely affected.
As of December 31, 2008, we had goodwill and amortizable intangible assets of US$21.1 million and US$14.0 million, respectively, arising from our acquisitions of six advertising agency businesses in 2008. We are required under U.S. GAAP to review our amortizable intangible assets and goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of goodwill and our amortizable intangible assets may not be recoverable, such as a decline of growth in our industry, may have an adverse impact on the operating result of the acquired businesses. We evaluate the amounts of the goodwill and amortizable intangible assets for impairment based on the forecasts of financial performances of the acquired businesses which in turn are based on various assumptions. As we have a limited operating history upon which we can use to forecast the financial performances of these acquired businesses, any adverse change in the assumptions underlying the forecasts may result in impairment charges to be recorded in our financial statements, which may affect our financial condition and results of operations.
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

These regulations apply directly to our local mobile digital television operating partners because they operate mobile digital television networks, and SARFT and its local branches have the authority to order any mobile digital television operators who have violated the March 2006 Notice or other applicable laws to stop operating their mobile digital television networks. In addition, SARFT issued a notice regarding strengthening the administration of public audio/visual media on public transportation vehicles and in public buildings on December 6, 2007. According to this notice, broadcasting programs on audio/visual media located on public transportation vehicles and in public buildings using television, internet or other broadcasting technology must first obtain the approval of SARFT.
Our PRC legal counsel has advised us that, since the mobile digital television industry is relatively new in China, there are significant uncertainties regarding the implementation and interpretation of the laws, rules and regulations applicable to mobile digital television operations, including the March 2006 Notice. Furthermore, the mobile digital television industry is encouraged under the “Eleventh Five-Year Plan” (2006 — 2010) of the PRC government. To date, our local mobile digital television operating partners in Shenzhen, Beijing, Zhengzhou, Guangzhou, Ningbo and Shenyang have obtained SARFT approvals for operating mobile digital television networks in these cities. However, our local operating partners in cities other than those six cities are currently in violation of the March 2006 Notice by operating mobile digital television networks without the required approval from SARFT. Because our local mobile digital television operating partners in such cities (except in Changzhou and Dalian) submitted applications to SARFT before April 30, 2006 as required under the March 2006 Notice and none of the applications has been rejected by SARFT as of the date hereof, our PRC legal counsel has advised us that it believes that there is no substantial or material risk that the operations of local mobile digital television networks in these cities will be ordered to stop. We cannot assure you, however, that SARFT or its local branches will not order any of our local operating partners to stop their operations. If any of our local operating partners are ordered to stop their mobile digital television operations, we may not be able to continue our advertising business in the affected city through other media or channels at acceptable costs, or at all. In that case, our business, financial condition and results of operations would be materially and adversely affected.
A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not comply with the newly adopted PRC national standards for mobile digital television operations. If and when our local mobile digital television operating partners and our direct investment entities are required to comply with the national standards, we may spend significant capital and other resources.
Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers that were made in conformity with the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. Under the March 2006 Notice, all of our local operating partners must adopt the National Standard for their mobile digital television operations. As of the date of this annual report, a significant portion of the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners are not in compliance with the National Standard. Our direct investment entities and our local operating partners will be required to spend significant capital and other resources on new equipment to bring their operations in compliance with the National Standard. Under some of our exclusive advertising agency agreements, we are responsible for the portion of such expenditures relating to the displays. Neither the March 2006 Notice nor the National Standard provides a specific timeline for full compliance with the National Standard. We are unable to accurately estimate the amount and timing of capital expenditures required for us to comply with the National Standard. Furthermore, during the period when new technology and equipment are installed, no programming or advertising can be broadcast, which will disrupt our advertising business. If the PRC regulatory authorities set a tight time table for compliance with the National Standard or if the purchase of equipment required for such compliance involves substantial expenditure, our business, financial condition and results of operations would be materially and adversely affected.

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
As an operator of an advertising medium, we are obligated under PRC laws, rules and regulations to monitor the advertising content aired on our network or stationary advertising platform for compliance with applicable laws. Although the advertisements shown on our network generally have previously been broadcast over public television networks and have been subjected to internal review and verification by these broadcasters, we are required to separately and independently review and verify these advertisements for content compliance before displaying these advertisements. In addition, for advertising content related to special types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertisers’ operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We employ, and our local direct investment entities are required by the applicable PRC laws, rules and regulations to employ, qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. Our reputation will be tarnished and our results of operations may be adversely affected if advertisements shown on our mobile digital television advertising network or stationary advertising platform are provided to us by our advertising clients in violation of relevant PRC content laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete, or if the advertisements that our local operating partners have broadcast on our network have not received required approvals from the relevant local supervisory bodies, or if the advertisements are not content compliant.
All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered outdoor advertising. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. Our PRC legal counsel has advised us that local SAIC branches in eight of the cities where we operate our advertising business, namely Dalian, Guangzhou, Harbin, Nanjing, Shenzhen, Suzhou, Wuxi and Zhengzhou, require that advertising on public transportation systems or other out-of-home locations be registered as outdoor advertising. We would need our local operating partners’ cooperation to effect the required registrations. Our direct investment entities in Harbin and Zhengzhou have completed the required registrations. Our direct investment entities in Dalian and Suzhou and our local operating partner in Shenzhen are in the process of completing the required registration. However, our local operating partners in Guangzhou, Nanjing and Wuxi have advised us that they do not believe such registrations are necessary. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising and a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine and may be ordered to stop disseminating the advertisements and as a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect in our overall business.
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
SARFT promulgated Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003 that became effective on January 1, 2004. This regulation is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than 20% of its total broadcasting time each day. On average we sold 7.72 advertising minutes per broadcasting hour in the year ended December 31, 2008. Our PRC counsel has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of the date hereof, SARFT has not indicated that this regulation shall apply to mobile digital television. As a result, we believe that this regulation is not applicable to the mobile digital television industry. However, SARFT may determine that this regulation is applicable to the mobile digital television industry or promulgate new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks. If any of these events occur, the total advertising time on our network will be limited and, as a result, our business and prospects could be materially and adversely affected.
Our failure to maintain relationships with local television stations or local mobile digital television companies would harm our business and prospects.
Our ability to generate revenues from advertising sales depends largely upon our ability to air advertisements on large mobile digital television networks on mass transportation systems in cities. This, in turn, requires that we develop and maintain business relationships with local television stations, local mobile digital television companies, local governments, and mass transportation services through which we obtain programming, broadcasting and space for our mobile digital television advertising networks. As of December 31, 2008, we provided advertising services through our network and stationary advertising platform with approximately 66,264 digital displays in 17 cities in China. We have entered into exclusive advertising agency arrangements in 12 cities and direct investment arrangements in 11 cities in China. We cannot assure you that we can maintain these relationships on satisfactory terms, or at all. Our local operating partners may unilaterally terminate our agreements with them before the expiration of these agreements if there are events of force majeure or if we have breached the agreements. For example, our agreement with our local operating partner in Beijing requires us to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner in Beijing and the local bus company in Beijing. If we fail to perform our contractual obligations, we will be in breach of our agreement and our local operating partner may unilaterally terminate our agreement. If we fail to maintain relationships with our local operating partners, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

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
In most of the cities where we operate, our business relationships with local bus companies or other selected operations are secured and provided by our local operating partners or our direct investment entities. Our operations on the stationary advertising platform in Guangzhou and Shenzhen are secured by our agreements with the subway companies in these two cities, respectively. However, we cannot assure you that we and our local operating partners can maintain these relationships with the local bus companies or subway companies on satisfactory terms, or at all, or that the local bus companies or subway companies will not terminate these relationships before their expiration. If we or our local operating partners fail to maintain these relationships, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.
We operate in the advertising industry, which is particularly sensitive to changes in economic conditions and advertising trends.
Demand for advertising time on our network and stationary advertising platform, and the resulting advertising spending by our clients, are particularly sensitive to changes in general economic conditions. For example, advertising expenditures typically decrease during periods of economic downturn. Advertisers may reduce the money they spend to advertise on our network and stationary advertising platform for a number of reasons, including:
•	a general decline in economic conditions;
•	a decline in economic conditions in the particular cities where we conduct business;
•	a decision to shift advertising expenditures to other available advertising media; and
•	a decline in advertising spending in general.
A decrease in demand for advertising media in general, and for our advertising services in particular, would materially and adversely affect our ability to generate revenues, and have a material and adverse effect on our financial condition and results of operations.

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
The actual prices we can charge advertisers for time on our mobile digital television network and stationary advertising platform depend on the size and quality of our networks and the demand by advertisers for advertising time. Advertisers choose to advertise on our advertising network in part based on the size of the network and the desirability of the cities where we operate. If we fail to maintain or increase the number of cities, diversify advertising channels in our network, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our network or to pay the advertising fees we require to remain profitable. Any significant decrease in demand could cause us to lower the prices we charge for advertising time on our network and could negatively affect our ability to increase revenues in the future.
We generally do not have exclusive or long-term agreements with our advertising clients and we may lose their engagement if they are not satisfied with our services or for other reasons.
As is customary in the advertising industry in China, we generally do not have exclusive or long-term agreements with our advertising clients. A majority of our agreements with our advertising clients have a term of less than a year. As a result, we must rely on high-quality services, industry reputation, our network size and coverage and favorable pricing to attract and retain advertising clients. There is no assurance, however, that we will be able to maintain our relationships with current and/or future clients. In particular, we derive a substantial percentage of our revenues from a small number of advertising clients. For example, our top ten advertising clients in the aggregate accounted for 40.2% of our total revenues for the year ended December 31, 2008. These and our other advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. We lost client accounts in the past and may lose client accounts in the future. If a substantial number of our advertising clients choose not to continue to purchase advertising time from us, we would be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected.
We face significant competition, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.
We compete with other mobile digital television advertising companies and other new media advertising companies in China. We compete for advertising clients primarily on the basis of network size and coverage, location, price, range of services and brand name. We also face competition from other mobile digital television advertising network operators for access to the most desirable cities and mass transportation systems in China. Our major competitors include other companies that operate out-of-home advertising media networks such as Focus Media Holding Limited, Towona Mobile Digital Co., Ltd., Bus Online Media Co., Ltd. and Digital Media Group. We also compete for overall advertising spending with other advertising media, such as television, mass transportation posters, billboards, newspapers, radio, magazines and the Internet. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash cards or DVDs.
Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates the largest mobile digital television advertising network using broadcasting technology. As a result, we face barriers-to-entry to expand our network in Shanghai. In addition, we will face barriers-to-entry as we attempt to expand our out-of-home advertising network to different media platforms, such as in-building displays or large outdoor LED displays, because other companies have already signed exclusive placement agreements to secure the most desirable locations.

Further, we may also face competition from new entrants into the mobile digital television advertising sector. As is customary in the advertising industry, we generally do not have exclusive arrangements with our advertising clients and we do not have exclusive arrangements with the local operating partners in a number of cities in which we operate. Therefore, we cannot assure you that we will succeed in gaining a greater market share or maintain our market share. In addition, since December 10, 2005, wholly foreign-owned advertising companies have been allowed to operate in China, which may expose us to increased competition from international advertising media companies attracted to opportunities in China.
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
Three major cities in China have accounted, and will continue to account, for a substantial majority of our revenues. Our business and financial conditions are particularly subject to general economic conditions and the relationships with our local operating partners in these three cities.
A substantial majority of our revenues are currently generated from our operations in three major cities in China: Beijing, Guangzhou and Shenzhen. These three cities in the aggregate accounted for 76.4% and 63.1% of our total advertising service revenues in 2007 and 2008, respectively. We expect to continue to generate a substantial portion of our revenues from these three cities. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or changes in advertising preferences, our mobile digital television network, our stationary advertising platform and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with the local operating partners in any of these cities, our business, financial condition and results of operations would be materially and adversely affected.
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
We have been expanding our operations and plan to continue to expand rapidly in China. To meet the demand of advertisers for a broader network coverage, we must continue to expand our network by installing more digital television displays on buses and other mass transportation systems and include additional media platforms, such as personal mobile devices and in-building displays. The continued growth of our business has resulted in, and will continue to result in, substantial demand on our management, operational and other resources. In particular, the management of our growth will require, among other things:
•	our ability to attract more clients, increase advertising sales and improve our sales support activities;
•	increased sales and sales support activities;
•	our ability to develop and improve our existing administrative and operational systems;
•	information technology system enhancement;
•	stringent cost controls and sufficient working capital;
•	strengthening of financial and management controls;
•	our ability to maintain our existing relationships with our local operating partners and to develop new relationships with local television stations or local mobile digital television companies;
•	our ability to secure a reliable supply of digital television displays for our network, which are manufactured by third-party suppliers according to our specifications; and
•	hiring and training of new personnel.
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
Our future success is dependent on the continued services of key members of our management team. In particular, our future success is dependent upon the continued service of Limin Li, our co-founder, chairman and chief executive officer and our largest shareholder. We rely on his experience in our business operations, and in particular, his business vision, management skills and working relationships with our employees, our other major shareholders, many of our clients and our local operating partners. We face competition for personnel from other mobile digital television advertising companies or general advertising companies and other organizations. Such competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. Furthermore, as we continue to expand our operations and develop new products, we will need to continue to attract and retain experienced management. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and prospects. The process of hiring qualified personnel is also often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

We do not maintain key-person insurance for members of our management team. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, if any of our executive officers joins a competitor or forms a competing company, our marketing and sales efforts could be adversely affected and we may lose some of our customers. Although each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions, disputes may arise between our executive officers and us and we cannot assure you, in light of uncertainties associated with the PRC legal system, that any of these provisions could be enforced in accordance with their terms.
We may not be able to recruit and retain necessary personnel, particularly sales and marketing personnel, which could have material and adverse effects on our business, financial condition and results of operations.
Our success depends on our ability to attract and retain senior management, as well as sales, marketing, engineering and other key personnel. Because of intense competition for these employees, we may be unable to attract and retain personnel. If we are unable to retain our existing personnel, or attract, train, integrate or motivate additional qualified personnel, our growth may be restricted. The loss of any of these key employees could slow our programming, distribution and sales efforts or harm the perception of advertisers, venue providers and investors. Our senior executives may have to divert their attention to recruiting replacements for key personnel.
In particular, we depend on our sales and marketing team to sell advertising time. We market our advertising services directly to advertisers, as well as to advertising agencies. As of December 31, 2008, we had 300 dedicated sales and marketing personnel and 13 consultants to support our sales and marketing efforts. We depend on our sales staff to market our services to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff as our business continues to grow. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel, our sales and marketing efforts may be materially impaired and our business, financial condition and results of operations could be materially and adversely affected.
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
The market for mobile digital television advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and public viewers, which may require us to develop new features and enhancements for our network. The majority of our displays use LCD screens. We currently air programs and advertisements on our network through the television broadcasting network of our local operating partners or their affiliated television stations. In the future, subject to relevant PRC laws and regulations, we may use other technologies available in the market. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs in a timely fashion. If we cannot succeed in developing and introducing new features on a timely and cost-effective basis, advertisers’ demand for our advertising time may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business and prospects.

We may need additional capital and we may not be able to obtain it at acceptable terms, or at all, which could adversely affect our liquidity and financial position.
We may need additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.
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
We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us could have a material adverse effect on our liquidity and financial condition. Without additional capital, we may not be able to:
•	upgrade our mobile digital television advertising network;
•	further develop or enhance our services;
•	acquire necessary technologies or businesses;
•	expand our operations, including the reach of our network;
•	hire, train and retain employees;
•	market our programs, services and products; or
•	respond to competitive pressures or unanticipated capital requirements.
Acquisition of other companies or assets of other companies is a part of our growth strategy, and these acquisitions may expose us to significant business risks.
One of our strategies is to pursue acquisition opportunities which are complementary to our business. However, we cannot assure you that we will be able to identify and secure suitable acquisition opportunities. Our ability to effectively consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by a number of factors such as the number of attractive acquisition targets, internal demand on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all, for larger acquisitions.

Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for such acquisition candidate on commercially reasonable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of our time and resources and may potentially disrupt our existing business. Furthermore, we cannot assure you that the expected synergies from future acquisitions will actually materialize. In addition, acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. For example, in connection with several acquisitions of advertising agency businesses completed by us in China in 2008, we are required to pay additional consideration if the acquired businesses meet specified performance targets in future years. These acquisitions may result in significant future payments by us. Future acquisitions may also expose us to potential risks, including risks associated with:
•	the integration of new operations, services and personnel;
•	unforeseen or hidden liabilities;
•	the diversion of financial or other resources from our existing businesses and technologies;
•	our inability to generate sufficient revenues to recover costs and expenses of the acquisitions; and
•	the potential loss of, or harm to, relationships with our employees or customers.
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
Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brand, trade names or trademarks could cause brand confusion among advertisers and harm our reputation. If our brand recognition decreases, we may lose advertisers and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.
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
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China except for insurance on some company owned vehicles. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we don’t believe that we were a passive foreign investment company for 2008, and we do not expect to be a PFIC in 2009 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2009 or any future taxable year.
We may be, or may be joined as, a defendant in litigation brought against our clients or our local operating partners by third parties, governmental or regulatory authorities, consumers or competitors, which could result in judgments against us and materially disrupt our business.
From time to time, we may be, or may be joined as, a defendant in litigation brought against our clients or our local operating partners by third parties, governmental or regulatory authorities, consumers or competitors. These actions could involve claims alleging, among other things, that:
•	advertising claims made with respect to our clients’ products or services are false, deceptive or misleading;
•	our clients’ products are defective or injurious and may be harmful to others; marketing, communications or advertising materials created for our clients infringe on the proprietary rights of third parties; or
•	our relationships with our local operating partners violate or interfere with the contractual relationships or rights of third parties.
For example, in February 2008, Xiamen Towona Culture Media Co., Ltd., or Xiamen Towona, filed a claim against Shanxi Mobile TV Co., Ltd., or Shanxi Mobile TV, in the Taiyuan Intermediate People’s Court and VisionChina Media Group was joined as a third party defendant. In the complaint, Xiamen Towona alleged that Shanxi Mobile TV terminated the exclusive agency agreement in Taiyuan with Xiamen Towona without justification. Xiamen Towona requested specific performance of the agreement and monetary damages in the amount of RMB8.0 million. As of March 20, 2009, the trial hearing has been completed and the parties are waiting for the trial court to issue its judgment. In addition, in July 2008, Xiamen Towona and Guangzhou Towona Mobile Digital Advertisement Media Co., Ltd., or Guangzhou Towona, jointly filed a claim against Guangzhou Third Bus Company and VisionChina Media Group in the Yuexiu District People’s Court in Guangzhou. In the complaint, Xiamen Towona and Guangzhou Towona alleged that Guangzhou Third Bus Company and VisionChina Media Group removed digital television displays installed by Xiamen Towona and Guangzhou Towona and replaced them with displays bearing our logo. Guangzhou Towona and Xiamen Towona requested equitable remedies from the court. The trial court issued its judgment on December 19, 2008 rejecting all of the plaintiffs’ claims. The plaintiffs appealed the case to Guangzhou Intermediary People’s Court. See “Item 8. Financial Information A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” If the court rules in favor of Guangzhou Towona or Xiamen Towona, our operations in these cities may be jeopardized, which could have a material adverse effect on our business and results of operations.

The damages, costs, expenses and attorneys’ fees arising from any of these claims could have an adverse effect on our business, results of operations, financial condition and prospects. In any case, our reputation may be negatively affected by these allegations.
Risks Related to Our Corporate Structure
If the PRC government determines that the agreements establishing the structure for operating our China business do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties including being prohibited from continuing our operations in the PRC.
The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated any advertising business outside of China and therefore, we currently do not qualify under PRC regulations to directly provide advertising services. In addition, the March 2006 Notice prohibits foreign investment in any mobile digital television operating company in China. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. Accordingly, our subsidiary, China Digital Technology (Shenzhen) Co., Ltd., or CDTC, is currently ineligible to apply for the required licenses to provide advertising services in China. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entity in China, VisionChina Media Group. VisionChina Media Group is currently owned by Limin Li and Yanqing Liang and holds the requisite licenses to provide advertising services in China. VisionChina Media Group and its subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been and expect to continue to be dependent on VisionChina Media Group and its subsidiaries to operate our advertising business. We do not have any equity interest in VisionChina Media Group but receive the economic benefits and bear economic risks of it through various contractual arrangements.
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with VisionChina Media Group. Although we have been advised by our PRC counsel that the structure for operating our business in China (including our corporate structure and contractual arrangements with VisionChina Media Group and its shareholders) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC counsel, and determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. We have been further advised by our PRC counsel that if the PRC government determines that the agreements that establish the structure for operating our PRC advertising businesses do not comply with applicable restrictions on foreign investment in the advertising industry or the mobile digital televisions industry, we may be subject to severe penalties including, among other things, being prohibited from continuing our operations in the PRC.
If we, VisionChina Media Group or any of its current or future subsidiaries, our direct investment entities, or our local operating partners are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the SAIC and SARFT, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of such entities;
•	discontinuing or restricting the conduct of any transactions among VisionChina Media Group, our PRC subsidiary and affiliated entities;
•	imposing fines, confiscating the income of VisionChina Media Group or our income, or imposing other requirements with which we, VisionChina Media Group, our PRC subsidiary or affiliated entities may not be able to comply;

•	shutting down the network of VisionChina Media Group;
•	requiring us or our PRC subsidiary and affiliated entities to restructure our ownership structure or operations; or
•	restricting or prohibiting our use of the proceeds from our initial public offering in December 2007 and public offering in August 2008 to finance our business and operations in China.
The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.
We rely on contractual arrangements with VisionChina Media Group, our consolidated affiliated entity in China, and its shareholders, which may not be as effective in providing us with operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.
We have in the past relied, and will continue in the future to rely, on contractual arrangements with VisionChina Media Group, our consolidated affiliated entity in China, and its shareholders to operate our advertising business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions B. Related Party Transactions.” These contractual arrangements may not be as effective as ownership of controlling equity interest would be in providing us with control over, or enabling us to derive economic benefits from the operations of, VisionChina Media Group and its subsidiaries. If we had direct ownership of VisionChina Media Group and its subsidiaries, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of VisionChina Media Group and its subsidiaries by causing VisionChina Media Group and its subsidiaries to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if VisionChina Media Group or any of its subsidiaries or any of its shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of VisionChina Media Group were to refuse to transfer their equity interests in VisionChina Media Group to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.
We expect to continue to depend upon our contractual arrangements with VisionChina Media Group and its shareholders to operate our advertising business in China due to the PRC regulatory restrictions on foreign investments in our industry. If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) VisionChina Media Group or its shareholders terminate these contractual arrangements or (iii) VisionChina Media Group or its shareholders fail to perform their obligations under these contractual arrangements, we would not be able to continue our business operations in China or to derive economic benefits from operations of VisionChina Media Group, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate advertising businesses in China.
In addition, if VisionChina Media Group or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could severely disrupt our business and cause grave damaging effects on our financial condition and results of operations. If VisionChina Media Group undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of VisionChina Media Group’s assets, thereby hindering our ability to operate our business or derive economic benefits from VisionChina Media Group and its subsidiaries, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exercise effective control over our operating entities, and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.
The beneficial owners of VisionChina Media Group may have potential conflicts of interest with us.
The beneficial owners of VisionChina Media Group are also the founders of our company and own a substantial portion of our common shares. Conflicts of interests between their dual roles as beneficial owners of both VisionChina Media Group and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause VisionChina Media Group to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control VisionChina Media Group and receive economic benefits from it. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of VisionChina Media Group, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.
Our contractual arrangements with VisionChina Media Group may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.
Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. Neither we nor our PRC counsel are able to determine whether any of these transactions will be regarded by the PRC tax authorities as arm’s length transactions because, based on our knowledge, the PRC tax authorities have not issued a ruling or interpretation in respect of the type of transaction structure similar to ours. The relevant tax authorities may determine that our contractual relationships with VisionChina Media Group and its shareholders were not entered into on an arm’s length basis. If any of the transactions between CDTC, our wholly owned subsidiary in China, and VisionChina Media Group, our affiliated entity, and its shareholders, including our contractual relationships with VisionChina Media Group, are determined not to have been entered into on an arm’s length basis, or are found to result in an impermissible reduction in taxes under PRC law, the PRC tax authorities may adjust the profits and losses of VisionChina Media Group and assess more taxes on it. In addition, the PRC tax authorities may impose late payment surcharges and other penalties to VisionChina Media Group for underpaid taxes. Our net income may be materially and adversely affected if VisionChina Media Group’s tax liabilities increase or if it is found to be subject to late payment surcharges or other penalties.
We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
We are a holding company, and we rely principally on dividends and other distributions on equity paid by CDTC, our PRC operating subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If CDTC incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements CDTC currently has in place with VisionChina Media Group in a manner that would materially and adversely affect CDTC’s ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws, rules and regulations permit payments of dividends by CDTC only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws, rules and regulations, CDTC is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends.

In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As a result of these PRC laws, rules and regulations, CDTC is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of CDTC to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
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
The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiary and consolidated affiliated entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.
You may experience difficulties effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws, against us, our management or the experts named in this annual report.
We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us or our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiary and affiliates.
As an offshore holding company of our PRC operating subsidiary and consolidated affiliated entities, we may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated affiliated entities in China are subject to PRC regulations and approvals. For example:
•	loans by us to foreign invested enterprises, such as our PRC subsidiary, CDTC, cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterparts; and
•	loans by us to domestic PRC enterprises, such as VisionChina Media Group, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.
We may also decide to finance CDTC by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or the MOC, or its local counterpart. Because VisionChina Media Group and its subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as licensing and other regulatory issues. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to VisionChina Media Group or any of its subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which would adversely and materially affect our liquidity and our ability to expand our business.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.
The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents who are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. The SAFE notice further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. Limin Li and Yanqing Liang, our shareholders who are PRC citizens, have registered with the local SAFE branch as required by the SAFE notice and are required to amend their registration to reflect recent developments of our company and our PRC subsidiary. The failure of our beneficial owners who are PRC citizens to amend their SAFE registrations in a timely fashion pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.
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
To comply with PRC laws, rules and regulations relating to foreign ownership restrictions in the advertising business, we currently conduct our operations in China through contractual arrangements with VisionChina Media Group and its shareholders. As part of these arrangements, VisionChina Media Group and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If VisionChina Media Group or any of its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. In addition, foreign currencies received under current account items can be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business by complying with relevant regulations. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Similarly, approval from SAFE or its local branch is required if foreign currencies received in respect of capital account items is to be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.
The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in significant appreciation of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.
As we rely on dividends paid to us by our operating subsidiary, any significant revaluation of the Renminbi may have a material adverse effect on our cash flows, revenues, earnings and financial position, and the value of, and dividends payable on, our ADSs in foreign currency terms. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition and results of operations.
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

Before the EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zones in the PRC, CDTC and VisionChina Media Group were allowed to enjoy a preferential tax rate of 15%. In addition, VisionChina Media Group has been recognized as a “culture enterprise” and thus its headquarters are entitled to full exemption from enterprise income tax from 2005 to 2008. The PRC Ministry of Finance and State Administration of Taxation issued a circular “Notice on preferential tax treatment of enterprise income tax” in February 2008. The circular stipulates that a newly established “culture enterprise” could enjoy the corporate income tax exemption treatment which has been approved by the authorities until the end of its tax holiday. VisionChina Media Group has already obtained the tax exemption approval certificate for year 2008. VisionChina Media Group’s sales branches located in various cities in the PRC are subject to enterprise income tax at standard rate. However, we cannot assure you that the current preferential tax treatments enjoyed by our PRC operating subsidiary and consolidated affiliated entities will continue. Any further legislative changes to the tax laws and or regulations could discontinue the preferential tax treatments enjoyed by them, and VisionChina Media Group may no longer be treated as a “culture enterprise” in future years by applicable authorities and become subject to increased income tax rate. The increase in the enterprise income tax rate applicable to our operating subsidiary and consolidated affiliated entities in the PRC resulted from either of the foregoing would decrease our net income and materially and adversely affect our financial condition and results of operations.
Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.
The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends paid to us by our subsidiary in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
In addition, we conduct advertising business through our contractual arrangements with VisionChina Media Group, which is currently owned by two individuals. We must pay taxes at the individual income tax of 20% on behalf of our employees who hold interests in VisionChina Media Group when VisionChina Media Group distributes dividends in the future. Furthermore, there may be potential business taxes arising from the contractual arrangements with VisionChina Media Group. If we cannot retrieve the undistributed earnings in VisionChina Media Group in a tax free manner, we may need to pay additional taxes upon distribution of such undistributed earnings.
We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income.
The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require or permit us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can ascertain whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiary to use could be exempt from Chinese dividend withholding tax, since such income is exempted under the EIT Law to a PRC resident recipient.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or common shares may become subject to taxes under PRC tax laws.
Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our common shares or ADSs, or the gain you may realize from the transfer of our common shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our common shares or ADSs, the value of your investment in common shares or ADSs may be materially and adversely affected.
We face risks related to natural disasters, health epidemics, terrorist attacks or other events in China that may affect usage of public transportation, which could have a material adverse effect on our business and results of operations.
Our business could be materially and adversely affected by natural disasters, the outbreak of health epidemics, terrorist attacks or other events in China. For example, in early 2008, parts of China suffered a wave of strong snow storms that severely impacted public transportation systems. In May 2008, Sichuan Province in China suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake may have a material adverse effect on the general economic conditions in the areas affected by the earthquake. We cannot assure you that the May 2008 Sichuan earthquake will not have a significant impact on the overall economic conditions in the PRC. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. In July 2008, explosive devices were detonated on several buses in Kunming, Yunnan Province of China, which resulted in disruptions to public transportation systems in Kunming and casualties. Any future natural disasters, health epidemics, terrorist attacks or other events in the PRC could cause a reduction in usage of, or other severe disruptions to, public transportation systems and could have a material adverse effect on our business and results of operations.
The implementation of the PRC Labor Contract Law may significantly increase our operating expenses and adversely affect our business and results of operations.
On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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
Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2008, we had 71,819,442 common shares outstanding, including 63,683,924 common shares represented by 63,683,924 ADSs. Sales of our common shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs.
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
Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of our company, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our common shares may fall and the voting and other rights of the holders of our common shares may be adversely affected.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.
Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.
Judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us or our officers and directors, most of whom are not residents of the United States and a substantial portion of whose assets are located outside of the United States. Moreover, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. In addition, there is uncertainty as to whether Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state in the United States.
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

Item 4. Information on the Company
A. History and Development of the Company
We commenced operations through China Digital Mobile Television Co., Ltd., a limited liability company established in China on April 8, 2005. In September 2008, we changed the name of China Digital Mobile Television Co., Ltd. to VisionChina Media Group. VisionChina Media Group is currently 70% owned by Limin Li, our co-founder, chairman of our board of directors and our chief executive officer, and 30% owned by Yanqing Liang, our co-founder. Both Limin Li and Yanqing Liang are PRC citizens. VisionChina Media Group and its subsidiaries hold the licenses and permits necessary to operate our businesses and provide our advertising services in China.
Our company was incorporated as VisionChina Media Group Holding Company in the Cayman Islands on January 27, 2006 by our co-founders, Limin Li and Yanqing Liang. On August 13, 2007, we changed our company’s name to VisionChina Media Inc. On March 9, 2006, we established our wholly owned subsidiary, CDTC, in Shenzhen.
Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group. Our relationships with VisionChina Media Group and its shareholders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from VisionChina Media Group. Accordingly, we treat VisionChina Media Group as a variable interest entity and have consolidated its historical financial results in our financial statements in accordance with U.S. GAAP.
On December 6, 2007, our ADSs were listed on the Nasdaq Global Market.
We purchased all of the outstanding equity interests of six British Virgin Islands companies from sellers of them pursuant to share subscription agreements entered into in April, May and August 2008 in connection with our acquisition of certain advertising agency businesses in China.
Our principal executive offices are located at 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, People’s Republic of China. Our telephone number at this address is (86 755) 8293-2222 and our fax number is (86 755) 8298-1111. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands, British West Indies. Our principal website is www.visionchina.cn. The information contained on our website is not a part of this annual report.
We had capital expenditures of US$5.0 million for the year ended December 31, 2008, US$4.3 million for the year ended December 31, 2007 and US$0.4 million for the year ended December 31, 2006. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2009 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network. As opportunities arise, we may make acquisitions of other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.
In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.

B. Business Overview
Overview
We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. We operate our advertising business in China through our consolidated affiliated entity, VisionChina Media Group, due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries. Our relationships with VisionChina Media Group and its shareholders are governed by a series of contractual arrangements that allow us to effectively control, and derive substantially all of the economic benefits from, VisionChina Media Group. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and in other selected locations, such as in subway trains in Beijing, that receive mobile digital television broadcasts of realtime content and advertising. As a supplement to our mobile digital television advertising network, we also operate a stationary advertising platform in subway stations in two major cities in China: Guangzhou and Shenzhen. As of December 31, 2008, our network and stationary advertising platform covered 17 cities in China and consisted of approximately 66,264 digital displays. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements pursuant to the demands of our clients.
We believe that our network delivers substantial value to our advertising clients by reaching the targeted mobile audience in an enclosed environment conducive to capturing their attention. We also believe that the combination of our advertising content along with real-time news and stock quotes, weather and traffic updates, sports highlights and other programs displayed on our network makes the audience more receptive to the advertisements on our network and ultimately helps make the advertisements more effective for our advertising clients. In addition, the real-time broadcasting capability of our network allows us to utilize our network to disseminate public-interest messages and programs that promote the general welfare of society and other urgent messages during emergency situations such as typhoons, earthquakes or other events that concern public safety.
We currently place our digital displays primarily on buses and subways. As many urban areas in China face increasing traffic congestion, many people endure a long average daily commute time. Therefore, we believe that our network offers our clients the advantages of both traditional television and out-of-home advertising media by capturing the attention of the audience in out-of-home locations with real-time broadcasts of programs.
We principally derive revenues by selling advertising time during breaks in between the programs on our network and stationary advertising platform. In addition, we have the ability to sell soft advertising time embedded in the programs. We charge our advertising clients by the broadcasting time of the advertisement in each city where they want to place their advertisement. We divide our cities into different price categories based on a variety of factors, including the number of installed displays, population, demand and consumer purchasing power.
We use the following business models for our mobile digital television advertising operations in China:
•	Exclusive agency model refers to our arrangements, with terms typically ranging from four years to 12 years, in 12 cities: Beijing, Changchun, Chengdu, Dalian, Guangzhou, Nanjing, Ningbo, Shenyang, Shenzhen, Taiyuan, Wuhan and Wuxi. We have entered into an exclusive advertising agency agreement with the partner local mobile digital television company in each city that typically gives us the exclusive right to sell all of the advertising time on our local partner’s mobile digital television network primarily located on buses. Those buses are operated by bus companies that have entered into contracts with our local partners or our local affiliate. In the case of Guangzhou, those buses also include buses operated by a bus company with which we expect to enter into a contract through our local affiliate in the future. Our exclusive agency arrangement in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi.

•	Direct investment model refers to our arrangements in 11 cities where we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a minority equity interest. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this annual report. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In some of our cities, such as Changchun, Chengdu, Dalian, Ningbo, Shenzhen, Wuhan and Wuxi, we have entered into an exclusive agency agreement with our direct investment entity to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time from our direct investment entities and resell them to our advertising clients.
•	Outreach agency model refers to our operations in other cities where we purchase advertising time from an existing mobile digital television company outside of our network, either directly or through an agent at the request of our clients. This model works in conjunction with our network arrangements to extend the reach of our advertising operations to cover substantially all of the major advertising markets in China.
Through December 31, 2008, 705 advertisers had purchased advertising time on our mobile digital television advertising network or our stationary advertising platform either directly or through an advertising agent. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts with an average duration of approximately three months. Our top three brand name advertisers, Sanchine Pharmaceutical Co., Ltd., Jinhou Group Co., Ltd. and Shenzhen Feimanzhi Hairdressing Enterprise Management Co., Ltd., in aggregate accounted for approximately 17.8% of our advertising service revenues for the year ended December 31, 2008. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network. We generated total revenues of US$104.1 million in 2008, US$29.4 million in 2007 and US$3.9 million in 2006. We achieved a net income of US$46.8 million in 2008 and US$9.4 million in 2007, compared to a net loss of US$4.1 million in 2006.
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
•	Early market presence. We were one of the first companies to establish a large-scale mobile digital television advertising network in the mass transportation systems of major Chinese cities, such as Beijing, Chengdu, Nanjing and Shenzhen. By recognizing this market opportunity and entering into this sector early, we have secured long-term contracts with several key licensed mobile digital television companies and established barriers to entry for potential competitors in these cities. Through our exclusive advertising agency agreements and direct investment agreements, we secured the rights to place advertisements on local mobile digital television networks in many cities in China. We believe that this early market presence provides us with a substantial advantage because PRC regulatory authorities typically only permit a maximum of two mobile digital television operators in each city. As a result, we control a substantial portion of the market for advertising on local mobile digital television in the cities where we have signed exclusive advertising agency agreements and direct investment agreements.

•	Large-scale, national network that attracts advertising clients. We believe that we operate the largest out-of-home real-time mobile digital television advertising network covering mass transportation in China based on the number of displays in our network. Our mobile digital television advertising network and stationary advertising platform includes digital television displays located in the mass transportation system of 17 cities throughout China as of December 31, 2008. We believe that our broad geographic coverage and our strong presence in many major cities in China, such as Beijing, Chengdu, Guangzhou, Nanjing and Shenzhen, make us attractive to advertisers who wish to reach diverse consumers in cities across China. Our extensive operations offer our advertising clients the ability to reach a wide audience in urban consumer markets across China and provide the convenience of a one-stop solution for the simultaneous placement of advertising in multiple cities. We believe the size and scope of our network have attained a scale that draws advertising clients to our network, resulting in our ability to charge higher prices for our advertising time as compared to local broadcasting networks.
Real-time Ability to Deliver Time-specific and Location-based Content and Advertising
We believe that our advertising network provides our advertising clients with an effective method of delivering advertising to an audience drawn by real-time broadcasts of news and entertainment. Many traditional advertising platforms suffer from a phenomenon known as advertiser fatigue, where viewers begin to tune out the repeated advertisements. Our network delivers real-time advertising mixed with the real-time content provided by the local television stations, and we believe this gives us a significant competitive advantage over other out-of-home advertising companies in China. Our network delivers a wide variety of programs provided by the local television stations, including real-time news and stock quotes, weather and traffic updates, sports highlights and other entertainment programs. The real-time programs on our network provide unique entertainment interspersed with advertising to capture the attention of passengers during their daily commutes. Our platform also allows the local television stations to provide location-based content and advertising tailored to the targeted city with scrolling news bars to display the latest news. Additionally, our platform gives us the ability to vary the content and advertisements throughout the day. For example, during typical school commuting hours, the network can broadcast programs and advertising targeted toward youth, and during typical office commuting hours, the network can broadcast programs and advertising targeted toward adults. We believe this provides us with a competitive advantage over other out-of-home advertising networks. In addition, the real-time broadcasting platform reduces the ongoing maintenance costs for operating our network. Unlike other out-of-home advertising networks in China that require manual labor to update the content on a regular basis, our digital television displays installed on buses receive content over the airwaves through real-time transmissions of the programming. In addition, the real-time broadcasting capability of our network allows us to utilize our network to disseminate public-interest messages and programs that promote the general welfare of society and other urgent messages during emergency situations such as typhoons, earthquakes or other events that concern public safety.
Exclusive and Long-term Contractual Arrangements
We believe the following factors create high barriers to entry for our existing and prospective competitors:
•	Long-term and exclusive agreements to secure the ability to place advertisements in conjunction with real-time content. We have established long-term agreements with many of our exclusive agency partners. In our efforts to expand our mobile digital television advertising network into new cities and advertising media platforms, we have entered and may continue to enter into agreements with shorter terms. Our exclusive agency agreements, which have a term ranging from less than one year to 12 years, grant us the right to place advertisements on mobile digital television networks. This enables us to effectively control a substantial portion of the mobile digital television advertising market in many cities in China and create barriers to entry for significant lengths of time.
•	Long-term and exclusive agreements with bus companies to install digital television displays. In many of our exclusive agency and direct investment cities, we directly or indirectly maintain long-term placement agreements with major local bus companies which give us the exclusive right to install and operate digital television displays that receive mobile digital television broadcasts. Most of these long-term agreements have a term ranging from four years to 12 years. Our exclusive right to install and operate digital television displays on the buses of many major cities in China provides us with a competitive advantage and creates a barrier to entry for potential competitors for significant lengths of time.

•	Long-term contractual arrangements with local television stations to establish our direct investment entities. We have entered into long-term contractual arrangements with local television stations in our direct investment cities to establish the direct investment entities together. These long-term contractual arrangements have a term of ten years or longer, and give us the right to use their broadcasting infrastructure and radio frequencies required for mobile digital television operations. We believe that the broad coverage of our network in many cities in China and our exclusive long-term arrangements with both the licensed mobile digital television companies and the bus companies create higher barriers to entry for potential competitors compared to other out-of-home advertising business models.
Effective Advertising Solution with Content
Our mobile digital television advertising network provides an effective method for our advertising clients to reach a large audience with a relatively low CPM. Many cities in China face increasing traffic congestion and long daily average commute times. We believe that our network delivers substantial value to our advertising clients by reaching the targeted audience during a period of time when they remain in an enclosed environment with few other forms of entertainment to compete for their attention. We believe that our combination of providing advertising with entertaining content rather than merely advertising differentiates us from other out-of-home advertising networks in China.
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
As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts with an average duration of approximately three months. Our top three brand name advertisers, Sanchine Pharmaceutical Co., Ltd., Jinhou Group Co., Ltd. and Shenzhen Feimanzhi Hairdressing Enterprise Management Co., Ltd., in aggregate accounted for approximately 17.8% of our advertising service revenues for the year ended December 31, 2008.
Strong Management and Sales Team with Extensive Experience
We have an experienced management team. In particular, Limin Li, our founder, chairman, chief executive officer and a major shareholder, was one of the first private investors to enter into the mobile digital television industry in China. Dina Liu, our chief financial officer, who previously worked as a partner at Ernst & Young Hua Ming, an international accounting firm, brings us her extensive experience with U.S. GAAP and internal controls. In addition, we have assembled a sales team of professionals with extensive industry experience in the advertising industry in China, including prior working experience with major domestic and international advertising firms in China. For example, Alfred Tong, our chief marketing officer, brings us extensive marketing experience and previously served in management roles in leading 4A advertising agencies including Universal McCann and Ogilvy & Mather. Xiaowei Chen, our chief strategy officer, brings us technical expertise and extensive industry experience. Since our inception in 2005, our management team has led the rapid growth of our company and successfully established our mobile digital television advertising network in a short span of time. We believe that the strength and experience of our management team have enabled us to rapidly expand our advertising network, enhance our reputation in the industry and build a strong client base.

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
•	Strengthen our early mover advantage by expanding our network in existing cities. We plan to expand the reach of our mobile digital television advertising network by increasing the number of digital television displays in our network to reach a larger audience. For the mass transportation companies where we already have the display placement rights, we will continue to install our digital television displays on buses not previously equipped with our displays. We also intend to enter into new placement agreements with other bus companies to install our digital television displays in each of our exclusive agency cities and direct investment cities. We will strive to expand our network to provide a comprehensive coverage of the mass transportation systems in each of our cities.
•	Expand into new cities through direct investment or exclusive agency agreements. We view the national reach of our network as a cornerstone of our competitive strength. We will seek to expand our network into new cities using either a direct investment model or an exclusive agency model. Our exclusive agency agreements with direct investment partners typically grant us the exclusive right to control all of the advertising time on a mobile digital television advertising network. If a local television station already has formed a mobile digital television company, we will try to sign an exclusive agency agreement with the existing company or purchase advertising time at the request of our clients. Regardless of which business model we use to expand our network, our goals are to expand our mobile digital television advertising network in order to expand our national coverage and to provide our advertising clients with a wider distribution network for their advertisements. We typically charge our advertising clients a fixed price for broadcasting an advertisement over our network in a particular city. We adjust our fee rates from time to time based on a number of factors, including the size of our network and the estimated audience reached in each city. Accordingly, we believe that expanding our network will lead to higher actual prices for our advertising time and, consequently, increased revenues. We increased our rate card on May 1, 2008 and July 1, 2008.
Maximize our Average Revenues per Hour
We track our performance by measuring the average revenue per hour for all of the cities of our mobile digital television advertising network, and we will implement the following measures to maximize our average revenue per hour:
•	Attract national and international brand name advertisers to purchase our advertising time. We believe that our marketing efforts aimed at national and international brand name advertisers will help increase the utilization of our advertising time and provide us with higher revenues. Since each city broadcasts a unique mixture of advertising and content, we offer our advertising clients the ability to broadcast advertising content on our network in one city or any combination of the cities where we place advertisements. We will primarily focus our sales and marketing efforts on national and international brand names to provide one-stop advertising solutions for our advertisers to place their advertisements in various cities across China. We also intend to further penetrate the local advertising markets by appealing to local advertisers who typically utilize other types of advertising media in those cities.

•	Deliver high quality programs that attract our audience. We will continue to provide suggestions to the local television stations to locate entertainment programs suitable for syndication and broadcasting on the local mobile digital television networks in the cities where we operate. The local television stations may also look in other international markets to locate original programs and edit the content to conform to applicable PRC laws and regulations governing content. In addition, the real-time broadcasting capability of our network allows us to utilize our network to disseminate public-interest messages and programs that promote the general welfare of society and other urgent messages during emergency situations such as typhoons, earthquakes or other events that concern public safety. We believe that improving the appeal of the programming on our network will help make our advertising platform more effective and help increase our average revenues per hour.
•	Increase sales of soft advertising embedded in the programs and offer sponsorships of the programs. We intend to increase our efforts to offer programs that embed advertising, such as strategic product placements or infomercials. In addition, we may also derive revenues from selling sponsorships for each of the programs on our network. We believe these additional advertising opportunities will increase our average revenues per hour by expanding our advertising beyond the traditional time between programs.
Continue to Pursue Exclusive Arrangements with Additional Mobile Digital Television Companies
In order to create additional barriers to entry and expansion for our competitors, we will continue to secure exclusive agreements with the mobile digital television companies to control the advertising time available. We strive to establish exclusive agency agreements with all of the mobile digital television companies in our network. For the direct investment cities, we will attempt to enter into exclusive agency agreements with each direct investment entity after demand for advertising time on that network grows to a sufficient level. Our exclusive agency agreement with our direct investment entity in Wuxi became effective on October 1, 2007. Our exclusive agency arrangement in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi. We have also entered into exclusive agency agreements with our direct investment entities in Changchun, Chengdu, Dalian, Ningbo, Shenzhen and Wuhan. We will also selectively approach other mobile digital television companies in other cities outside of our network to sign exclusive agency agreements to provide additional geographic coverage for our advertising clients. We believe that these exclusive agreements will give us more control over advertising time in our network and help us to maintain barriers to entry for our current and future competitors.
Continue to Explore New Digital Media Technologies and Techniques in Order to Enhance the Effectiveness of Our Network
We will continue to explore new technologies and techniques to enhance the effectiveness of our advertising network. We have implemented scrolling information bars on the screen to display real-time news and stock quotes, sport scores, and other real-time information. The scrolling information bar will remain on the screen even during advertisements, which may help retain the attention of the viewers. Additionally, we will explore methods of mixing relevant programs together with certain advertisements in order to increase the effectiveness of the advertisement. For example, we may display financial-related advertisements after financial news programs and sports-related advertisements after sports news programs. We believe that these new technologies and techniques will enhance the effectiveness of our advertising network, which will increase demand for our advertising time, which we believe will lead to higher actual prices for our advertising time.

We also intend to implement other measures to make our advertising network more effective. We believe that providing content tailored to the local population will increase the overall interest in our programs and consequently make our advertising network more effective. The real-time broadcasting infrastructure allows us to provide information that we receive from the local television stations to our targeted audience, such as realtime news and stock quotes, weather and traffic updates, sports highlights, other entertainment programs and other content tailored to the local demand. We believe that expansion of our ability to provide localized information services coupled with our ability to distribute advertisements in multiple cities across China will create a unique platform for our advertising clients. We will continue to explore new methods to enhance the content on our mobile digital television advertising network and provide localized services for our audiences. Accordingly, we believe that new digital media opportunities to enhance our advertising network will increase demand for our advertising time, which we believe will lead to higher fee rates and increased revenues for us.
Expand Our Network to Other Advertising Media Platforms
We plan to expand our digital television advertising network to new media platforms such as personal mobile devices and additional in-building displays. The real-time broadcasts provide unique programs not currently available on most other out-of-home advertising networks. We believe that demand exists for the network’s programs outside of the mass transportation systems. For example, we have the ability to deliver the broadcasts to personal handheld devices equipped with an LCD screen and a digital television receiver. We expect expanding to other advertising media platforms will increase the value of our network by increasing the size of the audience reached and increasing the exposure time for our advertising clients.
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

Our Advertising Network
The following map and tables illustrate the geographic scope of our mobile digital television advertising network and stationary advertising platform as of March 31, 2009:

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency	Direct Investment
Beijing (Bus)	✓
Beijing (Subway)(1)	✓
Changchun	✓	✓
Changzhou		✓
Chengdu	✓	✓
Dalian	✓	✓
Guangzhou	✓
Hangzhou(2)	✓
Harbin		✓
Nanjing	✓
Ningbo	✓	✓
Shenyang	✓
Shenzhen	✓	✓
Suzhou		✓
Taiyuan	✓
Tianjin(3)	✓
Wuhan	✓	✓
Wuxi(4)	✓	✓
Zhengzhou		✓

(1)	Our exclusive agency arrangement in the Beijing subway gives us the exclusive right to sell all the advertising time on the mobile digital television network in five lines of the Beijing subway from January 1, 2009 to December 31, 2009.

(2)	Our exclusive agency arrangement in Hangzhou gives us the exclusive right to sell a portion of the advertising time to advertisers in several industries on public buses and ferries covered by the mobile television network operated by Hangzhou New & Mobile Media from February 1, 2009 to December 31, 2009.

(3)	Our exclusive agency arrangement in Tianjin that gives us the exclusive right to sell a portion of the advertising time on Tianjin’s mobile digital television network from February 15, 2009 to February 14, 2011 does not include sales of advertising time to advertisers from Tianjin.

(4)	Our exclusive agency arrangement in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi.
Our Stationary Advertising Platform Cities
Guangzhou(1)
Shenzhen

(1)	Our exclusive agency arrangement with respect to the digital displays on the subway platforms and in the subway trains in Guangzhou does not include sales of advertising time to advertisers from Guangzhou. However, we have full exclusivity with respect to the five large digital displays located in the subway stations in Guangzhou.
Our mobile digital television advertising network and stationary advertising platform include digital displays installed in the mass transportation systems in 17 cities around China as of December 31, 2008. Those digital television displays in our mobile digital television advertising network receive real-time programs broadcast by the local television stations on the mobile digital television frequencies. As of December 31, 2008, our mobile digital television advertising network and stationary advertising platform consisted of approximately 66,264 digital displays.
We believe that our network bridges the gap between traditional television advertising and other out-of-home advertising networks by combining the advantages of each medium. Our advertising network captures the attention of the audience with real-time broadcasts of programs and also reaches the audience in out-of-home locations such as the mass transportation system. Similar to traditional television broadcasts, our network delivers real-time news and stock quotes, sports and other entertainment programs for some of the total broadcast time and advertising content during short breaks between the programs. On the other hand, our network has similarities to other out-of-home advertising networks because it reaches the audience in public venues. We believe that our network delivers substantial value to our advertising clients by reaching the targeted audience while they remain in an enclosed environment.
Our Mobile Digital Television Advertising Network
We conduct our mobile digital television advertising operations under the following three contractual arrangements:
Our Exclusive Agency Cities
As of December 31, 2008, we operated our mobile digital television advertising network under the exclusive agency model in 12 cities: Beijing, Changchun, Chengdu, Dalian, Guangzhou, Nanjing, Ningbo, Shenyang, Shenzhen, Taiyuan, Wuhan and Wuxi. Our mobile digital television advertising network operating under the exclusive agency model in Beijing, Guangzhou and Shenzhen in aggregate accounted for approximately 48.7% of our advertising service revenues for the year ended December 31, 2008. We entered into exclusive agency agreements with Beijing Beiguang Media Mobile Television Co., Ltd. on October 13, 2006 for a term of 10 years and Shenzhen Mobile Television Co., Ltd. on December 31, 2006 for a term of four years and seven months. Our mobile digital television advertising network under the exclusive agency model expanded to Hangzhou and Tianjin in February 2009.

We also entered into exclusive agency agreements with the exclusive operators of the mobile digital television network on Beijing’s subway system to place our advertisements on the digital television displays located on the subway trains, platforms and stations of five out of the eight lines in the Beijing subway. These digital television displays receive the mobile digital television broadcasts and constitute part of our network in Beijing.
Our exclusive agency arrangements in Wuxi and Tianjin that give us the exclusive right to sell a portion of the advertising time on the mobile digital television network in that city does not include sales of advertising time to advertisers from Wuxi and Tianjin, respectively. Under our exclusive agency model, we enter into an exclusive agreement with the local mobile digital television company to become the exclusive advertising agent for that network. In addition, our exclusive agency arrangement in Hangzhou gives us the exclusive right to sell a portion of the advertising time to advertisers in several industries on public buses and ferries covered by the mobile television network operated by Hangzhou New & Mobile Media.
According to the typical terms of the exclusive agency agreements:
•	We typically pay a pre-determined network rental fee each year to the mobile digital television company to receive the exclusive right to place advertisements on that network.
•	We have the responsibility to invest in new digital television displays and install the displays in new buses in all cities except for Changchun, Chengdu, Dalian, Ningbo, Taiyuan, Hangzhou, Tianjin, Beijing Subway, Wuhan and Wuxi.
•	We either sign a contract directly with the local mass transportation companies or our local partner or our direct investment entity signs the contract with the local mass transportation companies and assigns the right to install displays to us.
•	Our local partner or our direct investment entity makes the investment to construct the broadcasting infrastructure and arranges the necessary approvals from the regulatory agencies.
•	Our local partner or our direct investment entity remains responsible for all of the broadcast programs besides advertising content, but we may provide suggestions for the purpose of maximizing the effectiveness of our advertising network.
Our exclusive agency agreement for mobile digital television displays in buses in Beijing provides that, upon the establishment of a joint venture company between the parties, the exclusive agency agreement will terminate and we will transfer the operations to the joint venture company. We have the obligation to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner and the local bus company in Beijing. If we fail to perform this obligation or if we fail to timely pay the network rental fee, our local operating partner in Beijing may unilaterally terminate the exclusive agency agreement. Upon termination of this agreement, our local operating partner will have title to all of the digital television displays that we installed.
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

In cities where the local television station has already created a mobile digital television company, we generally prefer to expand our cooperation by engaging in an exclusive agency agreement. These exclusive arrangements allow our local partner to focus on the programming and operation of the mobile digital television network without worrying about generating revenues from advertisement. Our pre-determined payment of the network rental fee each year guarantees our local partner a steady stream of income, and our ability to place advertisements from local, national and international clients may enhance the prestige and public perception of the local mobile digital television network. In addition, we generally work closely with our local partner in the operation of the network and may provide suggestions regarding the programming on the network.
Our Direct Investment Cities
As of December 31, 2008, we operated our mobile digital television advertising network under the direct investment model in 11 cities: Changchun, Changzhou, Chengdu, Dalian, Harbin, Ningbo, Shenzhen, Suzhou, Wuhan, Wuxi and Zhengzhou. In addition to the primary installations of digital television displays on buses, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Harbin, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with the local television station authorized to operate the digital television network in that city. Due to regulatory considerations, we typically own 49% of the direct investment entity and our partner owns the other 51%, but in Shenzhen and Wuxi we own 25% and 14%, respectively. Under these direct investment agreements:
•	We nominate the general managers, for appointment by the boards of directors, of most of the direct investment entities.
•	We train the locally recruited sales force.
•	We purchase the advertising time from our direct investment entity and place advertisements for broadcasting on the local network.
•	We sell the assembled digital television displays to the direct investment entity.
•	The local television station obtains the necessary approvals for operating the mobile digital television station.
•	The local television station provides the transmission equipment to broadcast the advertising and program in that city.
•	The direct investment entity enters into contracts with the local mass transportation companies to install our digital television displays in the buses and other suitable locations.
•	The local television station provides the news, entertainment and other programs for broadcasting on the direct investment entity’s network, and the local television station ensures that the programs conform to applicable PRC content laws and regulations.
In cities without mobile digital television operations, we typically attempt to form an operating company together with the local television station authorized to operate the mobile digital television network in that city. The direct investment model allows us to secure that particular city for a long period of time because our contractual arrangements with the local television stations to form the direct investment entities have durations ranging from ten to 50 years. The direct investment model also allows us to be involved in the process of determining the mixture of entertainment programs and advertising content broadcast on that network. In addition, the direct investment model allows us to expand into new media platforms in the future using mobile digital television broadcasting technology.
We have entered into an exclusive agency agreement with our direct investment entity in Changchun, Chengdu, Dalian, Ningbo, Shenzhen and Wuhan to control all of the advertising time on the mobile digital television network operated by such entity in that city. Our exclusive agency arrangement with our direct investment entity in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi. These exclusive agency agreements grant us the exclusive right to sell the advertising time on the direct investment network typically for a term ranging from four years to 12 years. Under these arrangements, we realize all of the advertising revenues and pay a pre-determined network rental fee to the direct investment entity. Under this type of contract, the direct investment entity effectively transfers the operational risk to us and enjoys a guaranteed stream of revenues.

Our Outreach Agency Cities
We extend our geographic reach outside of our network by purchasing advertising time on mobile digital television networks either directly or through an agent in cities outside of our network at the request of our advertising clients.
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
Our Stationary Advertising Platform
While the vast majority of our advertising network consists of digital television displays that receive mobile digital television broadcasts, we also operate a separate stationary advertising platform in the subway stations in Guangzhou and Shenzhen to supplement and extend the reach of our network. Our stationary advertising platform operates independently from our mobile digital television network. In particular, the digital television displays located in the Beijing subway trains receive mobile digital television broadcasts and constitute part of our mobile digital television network instead of our stationary advertising platform. We commenced operations of our stationary advertising platform in January 2007. As of December 31, 2008, we have expanded the stationary advertising platform to 4,608 digital displays. In Guangzhou, some of the digital displays are located in the subway trains but these displays do not receive mobile digital television broadcasts and use the same technology as the digital displays located in the subway stations and on subway platforms. Our exclusive agency arrangement with respect to the digital displays on the subway platforms and in the subway trains in Guangzhou does not include sales to advertisers from Guangzhou. However, we have full exclusivity with respect to the five large digital displays located in the subway stations in Guangzhou. For our stationary advertising platform, we enter into agreements directly with the subway company to rent the digital displays that display advertising and content. Our stationary advertising platform also displays useful real-time information provided by the subway company such as the arrival information for the next train.
Advertising Clients, Sales and Marketing
Our Advertising Clients
The quality and broad geographic coverage of our mobile digital television advertising network has attracted a broad base of international and domestic advertisers. As of December 31, 2008, 705 advertisers have purchased advertising time on our mobile digital television advertising network or our stationary advertising platform either directly or through an agent. We regularly work together with some of the largest global advertising agencies, or 4A agencies, to place advertisements for their clients. We have the ability to place a client’s advertisements in one or more cities, both within and beyond our network, according to their demands. As of December 31, 2008, we have placed advertisements in 29 cities across China. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts with an average duration of approximately three months. Our top three brand name advertisers, Sanchine Pharmaceutical Co., Ltd., Jinhou Group Co., Ltd. and Shenzhen Feimanzhi Hairdressing Enterprise Management Co., Ltd., in aggregate accounted for approximately 17.8% of our advertising service revenues for the year ended December 31, 2008. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network.

The following table sets forth a breakdown of our advertisers by industry for the year ended December 31, 2008:

% of total advertising
Industry	service revenues

Food, Beverage, Restaurants, Wines and Spirits	22.3%
Pharmaceutical and Nutritional Supplements	23.7%
Household Products	16.8%
Fashion and Accessories	7.7%
Electronics and Digital Products	8.4%
Financial Services	3.3%
Tourism	5.5%
Others	12.3%
Sales and Marketing
As of December 31, 2008, we employed an experienced advertising sales force of 300 employees. We also engaged consultants to assist our marketing efforts. In addition to our direct sales force, we also sell our advertising time through third party advertising agencies such as the 4A agencies. We provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about our services, the advantages of using our mobile digital television advertising network as a marketing channel and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions. We believe that our regional coverage teams provide quality service for our advertisers and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends. We also market our advertising services from time to time by placing advertisements on our own network.
We believe our advertisers derive substantial value from our ability to provide advertising services targeted at specific segments of consumer markets. Since market research is an important part of evaluating the effectiveness and value of our business to advertisers, we routinely provide market research reports to our clients as part of our marketing efforts. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to evaluate new and existing advertising channels. We also purchase or commission studies containing relevant market study data from reputable third-party market research firms, such as CTR Market Research. We typically consult such studies to assist us in evaluating the effectiveness of our network to our advertisers. A number of these studies contain research on the numbers and socio-economic and demographic profiles of the users of the mass transportation systems in the cities where we operate.
In May 2008, we agreed with CTR Market Research, the largest media and market research company in China, to jointly develop the first media evaluation standard for China’s mobile digital televisions on public transportation systems. China has experienced rapid growth in the mobile digital television market in recent years, but the industry lacks a standardized and authoritative audience measurement index which advertisers and media owners may use to judge the efficacy and value of advertisements placed on mobile digital television networks on public transportation systems. The creation of third-party evaluation standards will help provide criteria to compare mobile digital television with traditional television, which is expected to help raise the status of the emergent mobile digital television industry.
Advertising Contracts
The standard advertising package includes advertising time on our network in a particular city on either the mobile digital television advertising network or our stationary advertising platform, and our clients often combine standard advertising packages to purchase advertising time across multiple cities. Our sales are made pursuant to written contracts with commitments ranging from one week to one year. Similar to traditional television advertising, we primarily sell advertising time during breaks between programs and we also sell soft advertising embedded into programs. The majority of our customers purchase the advertising time during breaks between programs and we often provide flexible durations of time to meet the specific demands of our advertising clients. Our clients may choose to air these advertisements during specific times of the day or throughout the entire day. Our advertising rates vary depending on the broadcast city and the receiving platform. We divide our cities into different categories and charge rates consistent with the advertising market in that city. We evaluate the listed price at the end of each quarter against the prevailing advertising rates for our competitors in each city and determine any adjustments based on prevailing market trends. The price we charge for the advertising time differs in each city as a function of the size of our network, the quality and mixture of the programming, socioeconomic conditions and other prevailing market considerations.

We generally require our clients to submit advertising content at least five days prior to the first broadcast date for compliance review. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.
Programming
The mobile digital television network in each city determines its mixture of programming independently from the others. For our direct investment cities, the direct investment entity exercises direct control over the mixture of programming and advertising, and for our exclusive agency cities, we typically work closely with our partner network to enhance the effectiveness of the broadcasted advertisements. The mobile digital television network broadcasts real-time news and stock quotes, sports highlights and other entertainment programs for most of the time and we use short breaks between these programs to broadcast advertising in order to maximize the effectiveness of our advertising network.
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
Relationships with Location Providers
We or our direct investment entities install the digital television displays on the buses of the mass transportation system. Therefore, establishing and maintaining long-term relationships with the local mass transportation companies is critical to our business. We have entered into the following arrangements to secure the right to install or use the displays on the mass transportation systems in many cities in China.
Our Exclusive Agency Cities
In our exclusive agency cities of Beijing, Hangzhou, Nanjing, Shenyang, Shenzhen, Taiyuan and Tianjin, the local mobile digital television company negotiates directly with the bus companies for a placement agreement to secure the right to install digital television displays and then exclusively assigns that right to us. In our exclusive agency cities that are also our direct investment cities, the direct investment entity usually negotiates directly with the bus companies or other location providers for a placement agreement to secure the right to install and operate the digital television displays. In Guangzhou, our local affiliate has entered into agreements directly with two bus companies to install and operate the mobile digital television displays. In other cities, such as Taiyuan, Hangzhou and Tianjin, the local mobile digital television company in that city is responsible for installing and operating the digital television displays. We also entered into exclusive agreements with the exclusive operator of the mobile digital television network on Beijing’s subway system to place advertisements on the digital television displays located in the subway trains in Beijing. These digital television displays receive the mobile digital television broadcasts and constitute part of our network in Beijing.

Our Direct Investment Cities
In most of our direct investment cities, the direct investment entity negotiates directly with the bus companies or other location providers for a placement agreement to secure the right to install the digital television displays.
Our Stationary Advertising Platform
For our stationary advertising platform in Guangzhou and Shenzhen, we directly negotiate with the subway companies to rent the digital displays located in the subway stations, subway trains or on the subway platforms.
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
Our primary supplier of LCD screens, Xiamen Overseas Chinese Electronic Co., Ltd., or Prima, also purchases advertising time on our network and was our second largest customer in 2006 and remains a customer in 2007 and 2008. None of our transactions with Prima was performed through barter transactions, and we believe that all of our contracts with Prima have been negotiated at arm’s length for fair market value.
Competition
We compete with other advertising companies in China including companies that operate out-of-home advertising media networks such as Focus Media Holding Limited, Towona Mobile Digital Co., Ltd., Bus Online Media Co., Ltd. and Digital Media Group. We also compete with traditional television stations for advertising spending. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other alternative advertising media companies, such as the Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, magazines and radio. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash cards or DVDs.

In the future, we may also face competition from new entrants into the out-of-home television advertising network sector. In addition, starting on December 10, 2005, the establishment of wholly foreign owned advertising companies has been permitted. China’s ongoing deregulation of its advertising market will likely expose us to greater competition with existing or new advertising companies in China, including PRC subsidiaries of large well-established multi-national companies that may have significantly more resources.
We face barriers-to-entry in the mobile digital television advertising industry as a result of competition. Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates the largest mobile digital television advertising network using broadcasting technology. As a result, we face barriers-to-entry to expand our network to Shanghai. In addition, we will face barriers-to-entry to the extent we expand our out-of-home advertising network to different media platforms, such as in-building displays or large outdoor LED displays, as other companies may have already signed exclusive placement agreements to secure the most desirable locations. These barriers-to-entry may limit our ability to rapidly expand our network in the cities where we already operate and into new cities.
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

We operate our business through our contractual arrangements with VisionChina Media Group, which is a PRC company. VisionChina Media Group in turn relies on its contractual arrangements with our local operating partners for broadcasting advertisements and programs. All of our local operating partners that engage in broadcasting have obtained the required licenses and approvals for broadcasting television programs. Our PRC legal counsel has advised us that our business operations do not violate any restrictions on foreign investment in television operations.
Foreign investments in television content production
According to the Catalogue of Foreign Investment Industries, amended on October 31, 2007 and became effective on December 1, 2007, foreign investors are prohibited from owning equity interests in companies that are engaged in producing radio and TV programs or drama series.
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
The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. See “Item 3. Key Information D. Risk Factors Risks Relating to Our Company and Our Industry—If PRC regulators order one or more of our local operating partners to stop their mobile digital television operations due to violations of applicable regulations, our operations would be harmed and our financial conditions and results of operations would be materially and adversely affected” and “—A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not comply with the newly adopted PRC national standards for mobile digital television operations. If and when our local mobile digital television operating partners and our direct investment entities are required to comply with the National Standards, we may spend significant capital and other resources.”

SARFT issued a notice to provincial level SARFT branches in China in July 2007 regarding mobile digital television operations. The notice contains provisions regarding: (i) the authority of local SARFT branches to control program production and broadcasting on the mobile digital television networks; (ii) the development of the mobile digital television business; (iii) permission for non-state-owned enterprises to form joint ventures with SARFT-affiliated entities to engage in advertising, marketing, program production and equipment installation services in connection with mobile digital television operations as long as SARFT-affiliated entities control at least 51% equity interest in such joint ventures; (iv) the transition into the National Standard for mobile digital television operations; and (v) the requirement that each local SARFT branch inspect the mobile digital television operations within its jurisdiction. We do not own over 49% equity interest in any of our direct investment entities that we have jointly established with relevant local SARFT-affiliated entities.
SARFT issued a notice regarding strengthening the administration of public audio/visual media on public transportation vehicles and in public buildings on December 6, 2007. According to this notice, broadcasting programs on audio/visual media located on public transportation vehicles and in public buildings using television, internet or other broadcasting technology must first obtain the approval of SARFT. In addition, programs are prohibited from being broadcasted on audio/video media located in public transportation vehicles, public buildings and other indoor and outdoor places using compact flash memory card or DVD technology, as only advertisements are allowed to be shown on media using these technologies.
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
We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly provide advertising services. Accordingly, our subsidiary, CDTC, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated by our consolidated affiliated entity in China, VisionChina Media Group. VisionChina Media Group is currently owned by Limin Li and Yanqing Liang and holds the requisite licenses to provide advertising services in China. VisionChina Media Group directly operates our advertising network, enters into direct investment agreements and exclusive and non-exclusive advertising agency agreements with our local operating partners, and sells advertising time to our advertising clients. We have been, and are expected to continue to be, dependent on VisionChina Media Group and its subsidiaries to operate our advertising business. We do not have any equity interest in VisionChina Media Group but we receive the economic benefits of it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions B. Related Party Transactions.”
Advertising content
PRC advertising laws, rules and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws or regulations, must be submitted to relevant authorities for content approval prior to dissemination.

Advertisers, advertising operators, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations. Furthermore, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.
Tax
Our operating subsidiary and controlled entities are incorporated in the PRC and are governed by the PRC income tax law, which subjects them to the PRC enterprise income tax rate of 25%.
The new PRC EIT Law was enacted on March 16, 2007 and became effective on January 1, 2008. Under the EIT Law and the implementation regulations under the EIT Law issued by the PRC State Council, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable before the end of December 2007, a two-year exemption from the enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the EIT rate of CDTC is 18%, 20%, 22%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012, respectively. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the State, and enterprises classified as “new and high technology enterprises strongly supported by the State” are entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the State” in November 2008 and, as a result, will be subject to an EIT rate of 15% for 2009 and 2010. Therefore, the EIT rate of VisionChina Media Group is 0%, 15%, 15%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012, respectively.
The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and are generally subject to the uniform 25% enterprise income tax rate as to their global income, including income received from subsidiaries and consolidated affiliates. Under the implementation regulations to the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at a rate of 25%.

Furthermore, unlike the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise that was replaced by the EIT Law, which specifically exempts withholding tax on any dividends payable to non-PRC investors of foreign-invested enterprises, the EIT Law and implementation regulations issued by the State Council provide that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Council of the PRC or a tax treaty between China and the jurisdiction where the non-PRC investors reside. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiary and consolidated affiliates located in China. If we declare dividends from such income, it may be deemed to be derived from sources within China under the EIT Law and be subject to income tax under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we received from our subsidiary in China, your investment in us may be materially and adversely affected. In addition, it is unclear whether dividends paid to our non-PRC shareholders and ADS holders or any capital gains from the transfer of our common shares or ADSs, would be treated as income derived from sources within the PRC and subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises” or if you are required to pay PRC income tax on the transfer of our common shares or ADSs, the value of your investment may be materially and adversely affected.
In addition, we conduct advertising business through our contractual arrangements with VisionChina Media Group, which is currently owned by two individuals. We must pay taxes at the individual income tax of 20% on behalf of our employees who hold interests in VisionChina Media Group when VisionChina Media Group distributes dividends in the future. Furthermore, there may be potential business taxes arising from the contractual arrangements with VisionChina Media Group. If we cannot retrieve the undistributed earnings in VisionChina Media Group in a tax free manner, we may need to pay additional taxes upon distribution of such undistributed earnings.
Regulations on Foreign Currency Exchange
Foreign currency exchange
Pursuant to the Foreign Currency Administration Rules promulgated and effective on August 5, 2008, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Foreign currencies received under current account items can be either retained or sold to financial institutions engaged in the foreign exchange settlement or sales business without prior approval from SAFE by complying with relevant regulations. Capital account items, such as direct equity investments, loans, repatriation of investments and investments in stocks and bonds, require the prior approval from SAFE or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Foreign currencies received in respect of capital account items can be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business only with prior approval from SAFE. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local branch.
The business operations of our PRC subsidiary and affiliated entities, which are subject to the foreign currency exchange regulations, have all been in accordance with these regulations. We will take steps to ensure that the future operations of these PRC entities are in compliance with these regulations.
Foreign exchange registration of offshore investment by PRC residents
Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local SAFE branch; and (iii) when the SPV undergoes a material event outside of China, such as a change in share capital, or merger or acquisition, the PRC resident shall, within 30 days of the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities in capital accounts and its ability to distribute dividends to the SPV.
On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, SAFE promulgated the implementation rules on those measures. These regulations became effective on February 1, 2007. Pursuant to these regulations, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through a qualified PRC agent which may be the PRC subsidiary of such overseas listed company, to register with the SAFE and complete certain other procedures related to the share option or share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these regulations upon the listing of our ADSs on the Nasdaq Global Market. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.
Dividend Distribution
The principal laws, rules and regulations governing dividends paid by PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in 2006, the Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and the Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, PRC subsidiaries, including wholly foreign owned enterprises, or WFOEs, and domestic companies in China, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, PRC subsidiaries and consolidated affiliates, including WFOEs and domestic companies, are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory capital reserve fund until the cumulative amount of such reserve reaches 50% of their respective registered capital. These reserves are not distributable as cash dividends.
C. Organizational Structure
The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of December 31, 2008.

D. Property, Plant and Equipment
Our principal executive offices are located at our headquarters comprising approximately 920 square meters in Shenzhen, China. We also maintain offices in other cities in China. We lease all of our facilities and do not own any real property. We lease some of our facilities from related parties, see “Related Party Transactions—Transactions with Companies Under Common Control with Us—Lease and Loan with Meidi Zhiye.”We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.
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
A. Operating Results
Overview
We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. As of December 31, 2008, our mobile digital television advertising network consists primarily of our digital television displays installed on buses. As a supplement to our mobile digital television advertising network, we currently operate our stationary advertising platform that consists primarily of digital displays in subway stations in Guangzhou and Shenzhen. As of December 31, 2008, our mobile digital television advertising network and stationary advertising platform covered 17 cities in China and consisted of approximately 66,264 digital displays. We derive revenues by selling advertising time on our network and our stationary advertising platform and from sales of advertising equipment to our direct investment entities.
We have experienced significant revenues growth, and the size of our network has grown significantly since the commercial launch of our advertising network in 2005. In 2008, we acquired six advertising agency businesses and integrated their customer bases and strong sales teams into our operation. We have expanded our operations through three different types of arrangements that consist of our exclusive agency model, our direct investment model and our outreach agency model.
We expect our future growth to be driven by a number of factors and trends including:
•	the overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;
•	our ability to establish and maintain business relationships with our local operating partners, and our and their ability to establish and maintain business relationships with mass transportation companies;
•	our ability to expand our network and stationary advertising platform into new locations and additional cities;
•	our ability to secure exclusive agency arrangements with mobile digital television companies in additional cities to control the advertising time on that network;
•	our ability to respond to competitive pressures and to compete effectively when expanding the reach of our network;
•	our ability to increase sales of advertising time and extend the total minutes available for broadcasting of advertisements across all of our cities;
•	our ability to attract more revenues from our existing clients and expand our client base through promotion of our services;
•	our ability to provide programs that appeal to the local viewers;
•	our ability to enhance the technology of our network to make our advertising platform more effective; and
•	our ability to acquire companies that operate advertising businesses complementary to our existing operations.

As an important source of revenues is our advertising service revenues, we focus on factors that directly affect our advertising service revenues such as (i) the total advertising time that we have available across all of our cities, (ii) the actual price we charge for our advertising time and (iii) the programming to advertising ratio. The actual price we charge advertising clients, which equals the official list price minus any discounts, for time on our network is affected by, among other things, (i) the overall socioeconomic conditions in each city, (ii) the level of demand for advertising time in each city, and (iii) the perceived effectiveness of our network in achieving the goals of our advertising clients. The effectiveness of our network directly relates to our ability to expand the coverage of our mobile digital television advertising network and our ability to provide programs that draw the attention of viewers. We also measure our performance using an average revenues per hour metric, which we calculate by dividing the advertising service revenues by the total hours of broadcasting in the cities of our network and stationary advertising platform.
As we continue to expand our network, we expect to face a number of challenges. Entering into a new market requires us to develop a contractual relationship with the local television station or its mobile digital television affiliate, so expansion into new cities may require an extended amount of time. To the extent we expand our network beyond mass transportation systems, we may compete directly with other companies that have already occupied many of the most desirable locations in China’s major cities. In addition, we must react to continuing technological innovations in our industry and changes in the regulatory environment. In connection with the required compliance with the National Standard for mobile digital television, our direct investment entities and our local operating partners will need to upgrade the digital television displays in their networks to conform to the National Standard. Currently, we cannot accurately estimate the amount and timing of capital expenditures required to migrate to the National Standard. We have implemented a number of measures to address these anticipated challenges: (i) we had a special team of ten employees and four outside advisors as of December 31, 2008 that focuses on business development and expansion of our network; (ii) our management maintains an active dialogue with the relevant regulatory authorities to stay abreast of new developments and ensure compliance with all current laws and regulations; and (iii) we purchase digital television displays and other related equipment with easily upgradable components to minimize the capital expenditures required to upgrade our network in response to technological or regulatory changes in our industry.

Revenues
We had total revenues of US$3.9 million, US$29.4 million and US$104.1 million for the years ended December 31, 2006, 2007 and 2008, respectively. We generate revenues from the sales of advertising time on our mobile digital television advertising network and, starting in 2007, on our stationary advertising platform. We principally derive our advertising service revenues from sales of advertising time between the programs, but starting in July 2007, we derive some revenues from soft advertising embedded into the programs on our network. We also generate revenues from sales of our digital television displays to our direct investment entities, which we refer to as our advertising equipment revenues. The following table sets forth a breakdown of our total revenues for the periods indicated.

	For the year ended December 31,
	2006		2007		2008
		% of		% of		% of
		total		total		total
	US$	revenues	US$	revenues	US$	revenues

Revenues:
Advertising service revenue	2,033,284	52.5	27,489,391	93.5	103,515,250	99.5
Advertising equipment revenue	1,839,598	47.5	1,896,200	6.5	565,392	0.5

Total	3,872,882	100.0	29,385,591	100.0	104,080,642	100.0

Advertising Service Revenues
We derive the majority of our advertising service revenues from the sales of advertising time between the programs on our mobile digital television advertising network. Starting in 2007, we also generated some of our advertising service revenues from sales of advertising time on our stationary advertising platform, which accounted for 15.2% of our advertising service revenues in 2008. In addition, beginning in July 2007, we began to derive advertising service revenues from sales of soft advertising embedded in the programs on our network, such as advertising in the form of infomercials or product placement. Our advertising service revenues accounted for 52.5%, 93.5% and 99.5% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively.
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
We typically sign advertising contracts with our advertising clients that require us to place the advertisements on our network in specific cities for specified periods. We recognize revenues as the advertisement airs over the contractual term based on the schedule agreed upon with the customer.
Factors that Affect Our Advertising Service Revenues
•	Advertising Time. The total advertising time available across all of our cities determines our total capacity and affects our advertising service revenues. Any future expansion of our network or non-broadcast advertising platform into new cities will increase the total advertising time available across all of our cities and affect our advertising service revenues. Geographic expansion of our network or stationary advertising platform also allows us to attract more advertising clients by providing greater geographic coverage and exposure.

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
•	Demand for advertising time on our network and stationary advertising platform. The demand for our advertising time directly affects the actual price of our advertising time and is affected by a variety of factors, including general and economic conditions and certain special events that may cause significant changes in the number of riders in the mass transportation systems of our network cities. Special events, such as the 2010 Asian Games in Guangzhou, may affect our actual price of advertising time. Such special events may draw more viewers to our real-time broadcasts, making our advertising network more effective. Conversely, any adverse events, such as an outbreak of an airborne disease or public safety concerns, may impact usage of mass transportation systems and have an adverse effect on our actual price of advertising time.
•	Number of displays in each city. The number of displays in each of our cities affects our actual price of advertising time in that city. An increase in the number of displays will reach a larger audience and make advertisements more effective. We expect that our actual price of advertising time will increase as the number of displays increases.
•	Quality of programs. The quality of the programs broadcast on our network and stationary advertising platform affects our actual price of advertising time. Programs that attract the attention of our audience will make our advertising platform more effective. Our ability to locate, edit and provide suitable programs that appeal to our intended audience will affect our actual price of advertising time. We have undertaken steps to increase the quality of programs broadcast on our network by providing suggestions to the local television stations that provide the programs.
•	Programming to Advertising Ratio. The mixture of programming to advertising that gets broadcasted on our network and stationary advertising platform affects our advertising service revenues. Broadcasting an optimal mix of advertising and programs will maximize our total revenues.
•	Maximizing sales of soft advertisements. We began sales of soft advertising in July 2007, and our ability to maximize sales of soft advertisements such as advertisements embedded within the programs and sponsorships of the programs on our network will allow us to realize additional revenues from the time reserved for broadcasts of programs. Increasing our sales of such advertisements is expected to help increase our average revenue per hour.
Advertising Equipment Revenues
We derive a portion of our total revenues from the sales of digital television displays and related equipment to our direct investment entities. We record these revenues as advertising equipment revenues. We source digital television displays and related equipment from third-party suppliers and sell them to our direct investment entities in order to ensure consistent quality of the equipment used in our network and achieve cost efficiency for our direct investment entities. Our advertising equipment revenues represented 47.5%, 6.5% and 0.5% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We generally set the price of our advertising equipment at the unit procurement cost plus an additional markup. Since sales of equipment in China require the payment of the value added tax, or VAT, equal to 17%, we record our advertising equipment revenues excluding the VAT payments. We expect that advertising equipment revenues in future periods will decrease as a percentage of our total revenues because we expect our advertising service revenues to grow faster than our advertising equipment revenues.
We recognize advertising equipment revenues upon delivery of the digital television displays and when the risk of ownership has passed to our direct investment entities.

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

	For the year ended December 31,
	2006		2007		2008
		% of		% of		% of
		total		total		total
	US$	revenues	US$	revenues	US$	revenues

Total Revenues:	3,872,882	100.0	29,385,591	100.0	104,080,642	100.0
Cost of revenues:
Advertising service cost	3,967,081	102.4	12,801,957	43.6	40,602,022	39.0
Advertising equipment cost	1,639,895	42.3	1,583,325	5.4	475,432	0.5

Total cost of revenues	5,606,976	144.7	14,385,282	49.0	41,077,454	39.5

Gross profit (loss)	(1,734,094)	(44.7)	15,000,309	51.0	63,003,188	60.5

Advertising Service Cost
Our cost of revenues related to the offering of our advertising services consists of media costs, depreciation, business taxes and surcharges and other operating costs.
Media Costs. Our media costs represented the largest component of our cost of revenues and accounted for approximately 98.4%, 37.2% and 29.7% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. Our media costs primarily consist of:
•	network rental fee payments to our exclusive agency partner companies under our contractual arrangements to control the advertising time on that network;
•	payments to our direct investment entities under our contractual arrangements to purchase advertising time;
•	payments to mobile digital television companies outside of our network, either directly or through third-party advertising agencies, to purchase advertising time pursuant to the requests of our advertisers; and
•	beginning in 2007, payments to subway companies for our stationary advertising platform pursuant to our agreements to control all of the advertising time on the digital displays located in subway stations.

The primary factors affecting our media costs include the number of exclusive agency cities that we have and the amount of advertising time that we purchase from our direct investment entities and other mobile digital television companies outside of our network.
•	The number of exclusive agency cities represents the largest factor affecting our media costs. When we enter into an exclusive agency arrangement with a mobile digital television company, we typically commit to a pre-determined annual network rental fee in exchange for the exclusive right to place advertisements on all of the time available for advertisements on that network. We expect the number of our exclusive agency cities to increase in future periods as we enter into exclusive agency arrangements with our direct investment entities and with additional mobile digital television companies in new cities. As a result, we expect our network rental fees to increase in future periods, but we expect media costs to decrease as a percentage of our total revenues because we expect our advertising revenues to grow faster than our media costs.
•	The amount of advertising time that we purchase from our direct investment entities and other mobile digital television companies outside of our network also affect our media costs. For our direct investment entities without exclusive agency agreements, we purchase advertising time according to our needs to place advertisements on behalf of our clients. For the mobile digital television companies outside of our network, we purchase time at the request of our advertising clients to place advertisements in that city.
Depreciation. Depreciation for our digital television displays accounted for 0.3%, 0.7% and 1.2% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. Our depreciation cost only consists of depreciation for the displays directly owned by us and not the displays owned by our direct investment entities. Generally, we capitalize the acquisition cost of our digital television displays and recognize depreciation on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation include the number of digital television displays in our network, the unit cost of each of our displays and the remaining useful life of our displays. We expect our depreciation to increase in future periods as a result of expanding our network by adding more displays.
Business Taxes and Surcharges. Our business taxes and surcharges accounted for 1.0%, 4.0% and 6.0% of our total revenues for years ended December 31, 2006, 2007 and 2008, respectively. Business taxes and surcharges include the 5% business tax and 3% surcharges that our PRC operating subsidiary must pay for revenues earned from advertising services provided in China.
Other Operating Costs. Our other operating costs primarily consist of salaries and other expenses in relation to the maintenance, development and expansion of our network and accounted for 2.7%, 1.7% and 2.1% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We expect our other operating costs to increase in future periods as we expand our network in the cities where we already operate and into new cities. However, we expect our other operating costs to increase in future periods but remain a relatively small percentage of total revenues.
Advertising Equipment Cost
Our advertising equipment cost consists of the amounts we pay to our third-party suppliers for the digital television displays and other related equipment that we sell to our direct investment entities. Our advertising equipment cost accounted for 42.3%, 5.4% and 0.5% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. The major factors affecting our advertising equipment cost include the number of digital television displays we sell and the unit cost that we pay for the assembly of each display.

Other Factors Affecting Our Results of Operations
In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business, is the Renminbi. In 2008, 2007 and 2006, the Renminbi appreciated against the U.S. dollar by approximately 6.5%, 6.5% and 3.3%, respectively. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2006, 2007 and 2008, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”
Operating Expenses
Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the year ended December 31,
	2006		2007		2008
		% of		% of		% of
		total		total		total
	US$	revenues	US$	revenues	US$	revenues

Total Revenues	3,872,882	100.0	29,385,591	100.0	104,080,642	100.0
Gross profit (loss)	(1,734,094)	(44.7)	15,000,309	51.0	63,003,188	60.5
Operating expenses:
Selling and marketing	393,474	10.2	2,149,067	7.4	14,711,536	14.1
General and administrative	1,673,817	43.2	2,949,509	10.0	5,414,571	5.2

Total operating expenses	2,067,291	53.4	5,098,576	17.4	20,126,107	19.3

Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 10.2%, 7.4% and 14.1% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We increased our sales force to 300 employees as of December 31, 2008 from 120 employees as of December 31, 2007 and 59 employees as of December 31, 2006, which resulted in a significant increase in salary expenses. We expect selling and marketing expenses in future periods to increase as operations grow.
General and Administrative. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance, utilities and other office expenses. General and administrative expenses accounted for 43.2%, 10.0% and 5.2% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We expect that our general and administrative expenses will increase in future periods as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company.
Share-based Compensation
Our share-based compensation expenses represent the compensation expenses recognized in relation to the share options and other stock awards granted to our employees and consultants. We allocate our share-based compensation expenses to cost of revenues, general and administrative expenses or selling and marketing expenses, depending on role of the person receiving the options under our 2006 Share Incentive Plan, or the 2006 Plan. We have reserved 8,000,000 common shares for issuance under the 2006 Plan. As of December 31, 2008, there were 2,768,550 share options and 243,000 restricted shares outstanding to employees and consultants. Our total share-based compensation expenses accounted for 2.0%, 0.8% and 1.4% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. We expect our share-based compensation expenses to increase in future periods as a result of further issuances of options and restricted shares to employees and consultants.

Loss from Equity Method Investees
Our equity investments primarily consist of our investments in our nine direct investment entities that we account for using the equity method as of December 31, 2008. We expect our loss from our existing equity method investees to decrease as they finish building their networks and begin generating more revenues.
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
Taxation
We are a tax exempted company incorporated in the Cayman Islands and conduct substantially all of our business through our PRC subsidiary, CDTC and our PRC variable interest entity, VisionChina Media Group. Both of our PRC entities must pay business taxes and surcharges on revenues generated from advertising services and value added taxes on sales of our advertising equipment, and we account for the business taxes and surcharges under cost of revenues. Our PRC entities must also pay the enterprise income tax, or EIT, on their taxable income at the applicable tax rate, except for certain PRC entities that qualify for preferential tax rates.
Before the new EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zone, both VisionChina Media Group and CDTC were allowed to enjoy a preferential EIT rate of 15%. In addition, since VisionChina Media Group has been recognized as a “culture enterprise,” VisionChina Media Group received a full exemption from the EIT from 2006 to 2008. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the State” in November 2008 and, as a result, will be subject to an EIT rate of 15% for 2009 and 2010.
Under the new EIT Law, effective since January 1, 2008, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable by the end of December 2007, a two-year exemption from enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the EIT rate of CDTC is 18%, 20%, 22%, 24% and 25% in the years of 2008, 2009, 2010, 2011 and 2012, respectively, and the EIT rate of VisionChina Media Group is 0%, 15%, 15%, 24% and 25% in the years of 2008, 2009, 2010, 2011 and 2012, respectively. As a result, we expect our income tax expense to increase in future years compared to our historical periods.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate as to their worldwide income, including income received from subsidiaries and consolidated affiliates. Under the Implementation Rules of the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate.
Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises that was replaced by the EIT Law, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law and implementation regulations provides that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Council of the PRC or pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiary and consolidated affiliates established in China. If we declare dividends from such income, it may be deemed to be derived from sources within China under the EIT Law and be subject to income tax under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we received from our subsidiary in China, your investment in us may be materially and adversely affected. However, as we plan to retain and reinvest our earnings to further expand our business in the PRC, our subsidiary in China does not have plans to declare dividends in the foreseeable future. In addition, it is unclear whether dividends paid to our non-PRC shareholders and ADS holders or any capital gains from the transfer of our common shares or ADSs, would be treated as income derived from sources within the PRC and subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises” or if you are required to pay PRC income tax on the transfer of our common shares or ADSs, the value of your investment may be materially and adversely affected.
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
When reading our financial statements, you should consider: (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.
Goodwill and Intangible Assets
We carry intangible assets, which consist of a customer base and non-competition agreements, at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic life of the intangible assets. The expected useful lives of the customer base are five years and the expected useful lives of the non-competition agreements are ten years.

We estimated fair value of the identifiable intangible assets acquired on the date of acquisition, which primarily consisted of a customer base and non-competition agreements. When the additional considerations payable in connection with the acquisitions are determined, the excess of amounts paid for acquisitions over the fair market value of the net identifiable assets acquired are allocated to goodwill.
The determination of the fair value of any intangible assets involves certain judgments and estimates, including, but are not limited to, the cash flows that an asset is expected to generate in the future. For a customer base, the fair value was based on the excess earnings which take into consideration the projected cash flows to be generated from the customer base. Future cash flows are estimated based on the net income forecast of the customer base, which takes into consideration historical customer attrition and revenue growth. The resulting cash flows are then discounted at our estimated weighted average cost of capital. For a non-compete agreement, the fair value was determined using a “with or without” approach, which calculates the difference between projected cash flows with and without the non-competition agreement.
We are required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. We assess recoverability of the amortizable intangible assets by comparing the carrying value of an asset to estimated undiscounted cash flows expected to result from the use of the asset and their eventual disposition. If we determine that the carrying value of acquired intangible assets have been impaired, the carrying value will be written down to fair value at the measurement date.
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.
We assess goodwill for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be tested for impairment at the “reporting unit level” at least annually and more frequently upon the occurrence of certain events, as defined by SFAS No. 142. Goodwill of each unit is tested for impairment in the annual impairment tests using the two-step process. First, we review the carrying amount of the reporting unit compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. We estimate the fair value of our reporting units using a discounted cash flow methodology. This valuation technique is based on a number of estimates and assumptions, including the projected operating results of the reporting units, discount rate, long-term growth rate and appropriate market comparables. We performed an annual goodwill impairment test for our reporting units as of December 31, 2008, and no impairment loss was required.
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
For options granted on December 8, 2006, July 6, 2007, August 30, 2007 and October 31, 2007, the fair value of our common shares used in determining the fair value of the options is the per share value of our common shares determined by us, with the assistance of an independent third-party valuation specialist, solely for the purpose of financial accounting for employee share-based compensation. Determining the fair value of our common shares underlying these options required us to make complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. We used the income approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the enterprise value of our company when the option was granted. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our company are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying common shares for the options granted would be different.
For share options granted on December 8, 2006, July 6, 2007, August 30, 2007 and October 31, 2007, we used a combination of the income approach, also known as the discounted cash flow, or DCF, approach, and the market approach to assess the fair value of our common shares underlying the options granted on a contemporaneous basis.
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

For options granted on December 8, 2006, July 6, 2007, August 30, 2007 and October 31, 2007, we used the option-pricing method to allocate equity value to the preferred and the common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 31.4% to 36.1%. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.
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
For the options granted in 2008, we determined the value of the shares underlying the options by referring to the sale prices of our ADSs on the Nasdaq Global Market.
We account for stock-based compensation in accordance with Statement of Financial Accounting Standard No. 123R, “Share-Based Payment,” or SFAS 123R. Under the provisions of SFAS 123R, stock-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton, or BSM, option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. These estimations are based on past employee retention rates and our expectations of future retention rates. As our operating history is limited, we will prospectively revise our forfeiture rates based on actual history. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.
Allowance for doubtful accounts
We evaluate the recoverability of our accounts receivable primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. We regularly analyze our customer accounts, and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, we record a reserve for bad debts to reduce the related receivables to the amount we reasonably believe is collectible. If circumstances related to specific customers change, our estimates of the recoverability of receivables will be further adjusted. In the event that our accounts receivable become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. We believe that the balance allowance for doubtful accounts receivable is sufficient to reflect the recoverability of our accounts receivable.

Results of Operations
The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2006	2007	2008
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data
Revenues
Advertising service revenue	2,033,284	27,489,391	103,515,250
Advertising equipment revenue	1,839,598	1,896,200	565,392

Total revenues	3,872,882	29,385,591	104,080,642

Cost of revenues
Advertising service cost	3,967,081	12,801,957	40,602,022
Advertising equipment cost	1,639,895	1,583,325	475,432

Total cost of revenues	5,606,976	14,385,282	41,077,454

Gross (loss) profit	(1,734,094)	15,000,309	63,003,188

Operating expenses	2,067,291	5,098,576	20,126,107
Government grant	125,953	—	—
Loss from equity method investees	(469,841)	(1,262,273)	(484,969)

Operating (loss) profit	(4,145,273)	8,639,460	42,392,112
Interest income	98,873	505,888	3,480,212
Government grant	—	—	672,515
Other expenses	(22,608)	(95,719)	(38,491)

Net (loss) income before income taxes	(4,069,008)	9,049,629	46,506,348
Income tax benefits	—	332,386	212,325

Net (loss) income after income taxes	(4,069,008)	9,382,015	46,718,673
Minority interest	—	11,343	91,277

Net (loss) income	(4,069,008)	9,393,358	46,809,950
Deemed dividend on convertible redeemable preferred shares	1,583,333	6,625,262	—

Net (loss) income attributable to holders of common shares	(5,652,341)	2,768,096	46,809,950
Net (loss) income per common share:
–– Basic	(0.26)	0.11	0.67
–– Diluted	(0.26)	0.11	0.65
Shares used in computation of net (loss) income per share:
–– Basic	22,000,000	24,709,522	70,064,663
–– Diluted	22,000,000	25,771,702	72,404,916
Share-based compensation expenses during the related periods included in:
–– Cost of revenues	37,576	34,431	39,847
–– Selling and marketing expenses	5,374	135,722	1,163,623
–– General and administrative expenses	35,802	51,209	263,587

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Total Revenues. Our total revenues increased significantly to US$104.1 million in 2008 from US$29.4 million in 2007.
•	Our advertising service revenues increased significantly to US$103.5 million in 2008 from US$27.5 million in 2007. We experienced a significant increase in advertising service revenues primarily as a result of increased sales of advertising time on our mobile digital television advertising network achieved by the expansion of our strong sales network and acquisitions of six advertising agency businesses in 2008. The six acquired businesses contributed to 56.2% of our advertising service revenues in 2008. To a lesser extent, our advertising service revenues also increased due to sales of advertising time on our stationary advertising platform that commenced operations in May 2007. Our stationary advertising platform accounted for approximately 15.2% of our advertising service revenues in 2008. We also attribute the increase in our advertisement service revenues to the growth of our network to 17 cities as of December 31, 2008 from 14 cities as of December 31, 2007. We expect our advertising service revenues to increase in future periods as our network further penetrates the out-of-home advertising market.
•	Our advertising equipment revenues were US$0.6 million and US$1.9 million in 2008 and 2007, respectively. Our advertising equipment revenues decreased as our existing direct investment entities finished the initial expansion of their local networks and scaled back their purchases of digital television displays and related equipment from us.
Cost of Revenues. Our cost of revenues increased significantly to US$41.1 million in 2008 from US$14.4 million in 2007.
•	Our advertising service cost increased significantly to US$40.6 million in 2008 from US$12.8 million in 2007.
•	Our media cost increased significantly to US$30.9 million in 2008 from US$10.9 million in 2007. We experienced a significant increase in media cost primarily due to a large increase in the amount of network rental fees paid to our exclusive agency partner companies to secure advertising time. Our network rental fees for our exclusive agency cities increased significantly to US$28.0 million in 2008 from US$10.0 million in 2007. The number of cities operating under our exclusive agency model increased to 12 cities as of December 31, 2008 from five cities as of December 31, 2007. To a lesser extent, we also attribute the increase in our media cost to (i) increased demand for advertising time in cities operating under our direct investment and outreach agency models that require us to purchase the advertising time from the local mobile digital television network operating in that city, and (ii) payments to the subway companies for our stationary advertising platform beginning in January 2007 to purchase advertising time on the stationary advertising platform.
•	Our depreciation increased significantly to US$1.2 million in 2008 from US$0.2 million in 2007 as a result of the increase in the number of digital television displays located in our exclusive agency cities.
•	Our business tax increased significantly to US$6.3 million in 2008 from US$1.2 million in 2007 as a result of the increase in our revenues.
•	Our other operating costs include salaries and expenses related to installation and maintenance of the displays in our network and increased significantly to US$2.2 million in 2008 from US$0.5 million in 2007, primarily due to the expansion of our network into new cities and also in the cities where we already operated.
•	Our advertising equipment cost was US$0.5 million in 2008 compared to US$1.6 million in 2007.
Gross Profit. As a result of the foregoing, our gross profit was US$63.0 million in 2008 compared to US$15.0 million in 2007. Our gross margin increased to 60.5% in 2008 from 51.0% in 2007. Our gross margin increased primarily due to the fact that the increase in our total revenues outpaced the increase in our cost of revenues. In addition, our advertising service revenues accounted for a larger percentage of our total revenues in 2008 compared to the same period in 2007, and we recognized a higher gross margin for our advertising service revenues compared to our advertising equipment revenues in 2008. We expect our advertising service revenues to account for an increasing percentage of our total revenues in the foreseeable future.

Operating Expenses. Our operating expenses increased significantly to US$20.1 million in 2008 from US$5.1 million in 2007.
•	Selling and Marketing. Selling and marketing expenses increased significantly to US$14.7 million in 2008 from US$2.1 million in 2007. Our selling and marketing expenses increased mainly due to expansion of our sales force along with increases in marketing and promotional expenses incurred by our sales force. The number of our selling and marketing employees increased to 300 as of December 31, 2008 from 120 as of December 31, 2007.
•	General and Administrative. General and administrative expenses increased to US$5.4 million in 2008 from US$2.9 million in 2007. Our general and administrative expenses increased mainly due to the increase in the size of our administrative staff to support our growing operations.
Loss from Equity Method Investees. Our loss from equity method investees decreased to US$0.5 million in 2008 from US$1.3 million in 2007. We experienced a decrease in our loss from equity method investees as they finished the initial expansion of their local networks and began to generate advertising service revenues.
Operating Profit (Loss). As a result of the foregoing, our operating profit amounted to US$42.4 million in 2008 as compared to US$8.6 million in 2007.
Interest Income. Our interest income increased to US$3.5 million in 2008 from US$0.5 million in 2007, primarily as a result of higher cash and cash equivalent balances provided by our financing activities. In March and July 2007, we received an aggregate of US$40 million gross proceeds from the issuance of Series B convertible preferred shares. In December 2007, we received an aggregate of US$100.4 million gross proceeds from our initial public offering and in August 2008, we received an aggregate of US$17.6 million gross proceeds from our public offering.
Income Taxes. We recognized an income tax benefit of US$0.2 million in 2008, primarily attributable to realization of deferred tax liabilities assumed from acquisitions.
Minority Interest. Our minority interest increased to US$0.1 million in 2008 from US$0.01 million in 2007 primarily as a result of an increase in net loss of a subsidiary.
Net Income. As a result of the foregoing, our net income amounted to US$46.8 million in 2008 as compared to US$9.4 million in 2007.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Total Revenues. Our total revenues increased significantly to US$29.4 million in 2007 from US$3.9 million in 2006.
•	Our advertising service revenues increased significantly to US$27.5 million in 2007 from US$2.0 million in 2006. We experienced a significant increase in advertising service revenues primarily as a result of increased sales of advertising time on our mobile digital television advertising network. To a lesser extent, our advertising service revenues also increased due to sales of advertising time on our stationary advertising platform that commenced operations in May 2007. Our stationary advertising platform accounted for approximately 10.7% of our advertising service revenues in 2007. We also attribute the increase in our advertisement service revenues to the growth of our network to 14 cities as of December 31, 2007 from nine cities as of December 31, 2006. We expect our advertising service revenues from our mobile digital television advertising network and our stationary advertising platform to increase in future periods as our network further penetrates the out-of-home advertising market.
•	Our advertising equipment revenues were US$1.8 million and US$1.9 million in 2006 and 2007, respectively. We expect our advertising equipment revenues in future periods to decrease as a percentage of our total revenues as our existing direct investment entities finish the initial expansion of their local networks and scale back their purchases of digital television displays and related equipment from us. While we still plan to increase the number of our direct investment entities in future periods, we expect our advertising service revenues to grow faster than our advertising equipment revenues.

Cost of Revenues. Our cost of revenues increased significantly to US$14.4 million in 2007 from US$5.6 million in 2006.
•	Our advertising service cost increased significantly to US$12.8 million in 2007 from US$4.0 million in 2006 due to the following reasons:
•	Our media cost increased significantly to US$10.9 million in 2007 from US$3.8 million in 2006. We experienced a significant increase in media cost primarily due to a large increase in the amount of network rental fees paid to our exclusive agency partner companies to secure advertising time. Our network rental fees for our exclusive agency cities increased significantly to US$10.0 million in 2007 from US$3.6 million in 2006. The number of cities operating under our exclusive agency model increased to five cities as of December 31, 2007 from one city as of December 31, 2006. To a lesser extent, we also attribute the increase in our media cost to (i) increased demand for advertising time in cities operating under our direct investment and outreach agency models that require us to purchase the advertising time from the local mobile digital television network operating in that city, and (ii) payments to the subway companies for our stationary advertising platform beginning in January 2007 to purchase advertising time on the stationary advertising platform in that city.
•	Our depreciation increased significantly to US$0.2 million in 2007 from US$0.01 million in 2006 as a result of the increase in the number of digital television displays located in our exclusive agency cities.
•	Our business tax increased significantly to US$1.2 million in 2007 from US$0.04 million in 2006 as a result of the increase in our revenues.
•	Our other operating costs include salaries and expenses related to installation and maintenance of the displays in our network and increased significantly to US$0.5 million in 2007 from US$0.1 million in 2006, primarily due to the expansion of our network into new cities and also in the cities where we already operated.
•	Our advertising equipment cost was US$1.6 million in 2007 compared to US$1.6 million in 2006.
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
Minority Interest. Our minority interest was US$0.01 million in 2007 as a result of the establishment of a new direct investment entity, Guangzhou Jiaojian Multimedia Information Technology Co. Ltd., in 2007.
Net Income (Loss). As a result of the foregoing, our net income amounted to US$9.4 million in 2007 as compared to a net loss of US$4.1 million in 2006.
B. Liquidity and Capital Resources
Our liquidity needs include (i) net cash used in operating activities that consists of (a) cash required to fund the initial build-out and continued expansion of our network and (b) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; and (ii) net cash used in investing activities that consists of the investments in our direct investment entities. To date, we have financed our liquidity needs primarily through proceeds from the issuance of the Series A and Series B convertible preferred shares, proceeds from our public offerings and cash flows from operations. We raised US$14.3 million from the issuance of Series A convertible preferred shares in April 2006 and US$40.0 million from the issuance of Series B convertible preferred shares in March and July 2007. In December 2007, we received gross proceeds of US$100.4 million from our initial public offering. In August 2008, we received gross proceeds of US$17.6 million from a follow-on public offering of our ADSs. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.
On March 5 and March 28, 2007, we borrowed an aggregate amount of RMB17.1 million from Meidi Zhiye, a related party, to fund our working capital requirements. On April 29, 2007, we repaid Meidi Zhiye the total amount of such borrowing.
As of December 31, 2008, we had US$163.2 million in cash. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts.

We did not generate net income for any quarter since our inception until the three months ended June 30, 2007, in which we generated net income of US$0.3 million. We generated net income of US$46.8 million in 2008. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 180 days following the month in which the advertisement is displayed. We expect our accounts receivable to increase as a result of the rapid growth in our advertising service revenues. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. We also plan to implement new digital technologies and techniques, such as scrolling information bars, to enhance the effectiveness of our advertising network. These scrolling information bars help increase the effectiveness of our advertising network by continuously displaying real-time information such as news or stock quotes. As a result, we expect these measures to help increase demand for our advertising time. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain short-term or long-term bank financing. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	(US$)
Net cash (used in) provided by operating activities	(7,825,769)	(6,000,540)	24,329,809
Net cash used in investing activities	(3,399,853)	(8,193,279)	(21,762,467)
Net cash provided by financing activities	13,636,994	138,822,631	24,615,240
Effect of changes in exchange rate	205,243	1,295,154	4,926,045
Net increase in cash and cash equivalents	2,616,615	125,923,966	32,108,627
Cash and cash equivalents, beginning of the year	2,599,078	5,215,693	131,139,659
Cash and cash equivalents, end of the year	5,215,693	131,139,659	163,248,286
Operating Activities
Our net cash provided by operating activities amounted to US$24.3 million in 2008, used in operating activities amounted to US$6.0 million in 2007 and US$7.8 million in 2006. Our net cash provided by operating activities in 2008 primarily as a result of operating income of US$42.4 million in 2008.
Investing Activities
Our net cash used in investing activities amounted to US$21.8 million in 2008, US$8.2 million in 2007 and US$3.4 million in 2006. Our net cash used in investing activities increased in 2008 primarily due to acquisition of and prepayment for fixed assets of US$5.0 million in order to expand our advertising network and US$16.7 million paid as deposits in connection with our acquisition of the six advertising agency businesses.
We purchased all of the outstanding equity interests of six British Virgin Islands companies from sellers of them pursuant to share subscription agreements entered into in April, May and August 2008 in connection with our acquisition of certain advertising agency businesses in China. These acquisitions broadened our advertising client base and expanded our team with talented industry professionals. With respect to each of the acquired businesses, we entered into a share subscription agreement with the sellers of such business, under which we paid a deposit up front. In addition, we and the sellers will determine the net profit generated by such business in the period from the completion of the acquisition through December 31, 2008 and in the years ending December 31, 2009 and 2010 after the end of the relevant periods. If there is a net profit for any of these relevant periods, we will make payments to the sellers, the amount of which will be determined in reference to cash actually received in respect of the net revenues generated by these businesses.

In connection with these acquisitions, we paid an aggregate deposit of $16.7 million in 2008. As of December 31, 2008, we recorded a current consideration payable of $30.7 million and a non-current consideration payable of $2.8 million, as determined based on the net revenues of the acquired advertising agency businesses and the cash collected in respect to the net revenues generated by these businesses. Because we expect to collect additional cash in respect of the net revenues generated by these advertising agency businesses in 2008, we may have to pay an additional consideration of $35.9 million in the maximum for these businesses in 2009 in relation to the 2008 earn-out, which is not reflected in the financial statements included in this annual report. We expect to settle the consideration payable with our cash balance.
Financing Activities
Our net cash provided by financing activities amounted to US$24.6 million in 2008, US$138.8 million in 2007 and US$13.6 million in 2006. Our net cash provided by financing activities in 2006 primarily consisted of proceeds from our issuance of Series A convertible preferred shares in 2006, while our net cash provided by financing activities in 2007 primarily consisted of proceeds from our issuance of Series B convertible preferred shares and from our initial public offering in December 2007. Our net cash provided by financing activities in 2008 primarily consisted of proceeds from our public offering and sale of 1,150,000 ADSs in August 2008.
Capital Expenditures
We had capital expenditures of US$5.0 million for the year ended December 31, 2008, US$4.3 million for the year ended December 31, 2007 and US$0.4 million for the year ended December 31, 2006. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2009 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network. As opportunities arise, we may make acquisitions of other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.
In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.
Recently Issued Accounting Pronouncements
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115,” or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Effective January 1, 2008, we adopted SFAS 159, but we have not elected the fair value option for any eligible financial instruments as of December 31, 2008.
In December 2007, the FASB issued SFAS No. 141R, “Business Combination,” or SFAS 141R, to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. We are currently evaluating the impact of this statement on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” or SFAS 160, to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring them to be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating the impact of this statement on our consolidated financial position, results of operations or cash flows.
In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS No. 142-3 amends the guidance in FASB Statement No. 142 about estimating the useful lives of recognized intangible assets, and requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, the FSP requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity-specific factors. FSP FAS No. 142-3 was effective for fiscal years beginning after December 15, 2008. Early adoption was prohibited. We are currently evaluating the impact of this statement on our consolidated financial position, results of operations or cash flows.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162. SFAS 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles. SFAS 162 is effective 60 days following September 16, 2008, the date of the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP.” We do not expect the adoption of SFAS 162 to have an effect on our consolidated financial statements.
In November 2008, the EITF of FASB issued EITF Issue 08-6, “Equity Method Investment Accounting Considerations.” Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. We are evaluating the impact, if any, of the adoption of EITF 08-6, but we do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.
In November 2008, the FASB ratified the consensus reached by the EITF in EITF Issue 08-7, “Accounting for Defensive Intangible Assets.” EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS No. 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We are evaluating the impact, if any, of the adoption of EITF 08-7, but we do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	U.S.
Long-term purchase agreement	182,042,000	35,832,000	79,998,000	39,876,000	26,336,000
Operating lease obligations	1,603,873	679,828	611,071	216,628	96,346

Total contractual obligations	183,645,873	36,511,828	80,609,071	40,092,628	26,432,346
Operating lease obligations represent leasing arrangements relating to the lease of our office premises.
We have entered into several agreements under our exclusive agency model to purchase advertising time from local mobile digital television companies for a period of five to ten years. As of December 31, 2008, future minimum purchase commitments under these agreements totaled approximately US$182.0 million.
G. Safe Harbor
This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our growth strategies, including our plan or intention to expand the coverage and penetration of our national network, to maximize our average revenues per hour, to continue to pursue exclusive arrangements with additional mobile digital television companies, to continue to explore new digital media technologies and techniques, to expand our network to other advertising media platforms and to pursue strategic relationships and acquisitions;
•	our future business development, results of operations and financial condition;
•	expected changes in our revenues and certain cost or expense items;
•	our ability to manage the expansion of our operations;
•	changes in general economic and business conditions in China; and
•	trends and competition in the mobile digital television advertising industry.

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
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of December 31, 2008.

Name	Age	Position/ Title
Limin Li	47	Chairman of the Board of Directors, Chief Executive Officer
Dina Liu	37	Chief Financial Officer
Alfred Tong	43	Chief Marketing Officer
Xiaowei Chen	37	Chief Strategy Officer
Yi Zhang	33	Chief Administrative Officer
Haijun Liu	45	Chief Development Officer
Yanqing Liang	36	Director
William Decker	62	Independent Director
Xisong Tan	60	Independent Director
Yunli Lou	40	Independent Director
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
Xisong Tan has been a director of our company since December 2007. Ms. Tan has served as a director and chairwoman of the board of directors of Hairun Ogilvy Entertainment Distribution and Advertising Company since 2005. She also served as a consultant of our company from 2006 until 2007. From 1999 to 2005, Ms. Tan served as general manager of Hong Kong China Advertising Company and president of Hairun Advertising Company. Prior to 1999, she was the director of the advertising department of China Central Television, or CCTV, the director of CCTV’s advertisement and economic information center and assistant president of CCTV, which operates the largest television network in China. Ms. Tan is a director of China Advertising Association and a director of China Four-A Advertising Association. She received a bachelor’s degree from the Party School of the Central Communist Party Commission.
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
B. Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
In 2008, the aggregate cash compensation to our executive officers, including all the directors, was US$0.9 million. For options granted to officers and directors, see “—2006 Share Incentive Plan.”
2006 Share Incentive Plan
We have adopted our 2006 share incentive plan, or the 2006 share incentive plan, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2006 share incentive plan provides for the grant of options, restricted shares, and restricted share units, collectively referred to as “awards.” Our board of directors has authorized the issuance of up to 8,000,000 common shares upon exercise of awards granted under our 2006 share incentive plan.
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

Our board of directors has only granted options to participants in our 2006 share incentive plan. As of December 31, 2008, there were 3,011,550 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$4.77 per share, and there were 1,676,696 common shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. The following table summarizes, as of December 31, 2008, the outstanding options granted to our directors and executive officers and other individuals as a group.

	Ordinary
	Shares	Exercise
	Underlying	Price
	Outstanding	Underlying
	Options or	Outstanding
	restricted	Options
Name	Shares	($/Share)	Grant Date	Expiration Date

Limin Li	350,000	6.545	August 30, 2007	August 30, 2017
Dina Liu	*	1.90	April 6, 2007	April 6, 2017
Alfred Tong(1)	*	10.3	March 14, 2008	March 14, 2018
Xiaowei Chen	*	0.60	December 8, 2007	December 8, 2016
Yi Zhang	*	0.60	December 8, 2007	December 8, 2016
Haijun Liu	*	1.00	December 8, 2007	December 8, 2016
William Decker	*	6.545	October 31, 2007	October 31, 2017
Xisong Tan	*	1.00	December 8, 2007	December 8, 2016
Yunli Lou	*	5.82	December 11, 2008	December 11, 2018
Other individuals as group	1,721,901	5.23	(2)	(3)

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding common shares, assuming the conversion of all of our outstanding preferred shares.

(1)	Represents 33.3% restricted shares and 66.7% options to purchase common shares with exercise price $10.30.

(2)	Options were granted to other individuals on various dates.

(3)	Other individuals’ options expire on various dates.
C. Board Practices
Committees of the Board of Directors
Audit Committee
Our audit committee consists of William Decker, Xisong Tan and Yunli Lou. Our board of directors has determined that each of William Decker, Xisong Tan and Yunli Lou satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of the Nasdaq Marketplace Rules. Mr. Decker is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
Compensation Committee
Our compensation committee consists of William Decker, Yunli Lou and Xisong Tan. Our board of directors has determined that each of William Decker, Yunli Lou and Xisong Tan satisfies the “independence” requirements of Rule 4350 of the Nasdaq Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of William Decker, Yunli Lou and Xisong Tan. Our board of directors has determined that each of William Decker, Yunli Lou and Xisong Tan satisfies the “independence” requirements of Rule 4350 of the Nasdaq Marketplace Rules. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
D. Employees
As of December 31, 2007 and 2008, we had 216 and 473 full-time employees, respectively. As of December 31, 2008, we had 81 employees in management and administration, 300 in sales and marketing and 92 in network maintenance and development.
We plan to hire additional employees in all functions as we grow our business. None of our employees is represented by a labor union or other collective bargaining agreements. Since establishment, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.
The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable PRC regulations, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund. Our total contribution for such employee benefits required by applicable PRC regulations amounted to US$13,071 for the year ended December 31, 2006, US$53,387 for the year ended December 31, 2007 and US$483,065 for the year ended December 31, 2008.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2009 by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Limin Li(3)	14,522,346	20.3
Yanqing Liang(4)	4,557,700	6.4
Yunli Lou(5)	5,694,108	8.0
Dina Liu	*	*
Alfred Tong	*	*
Yi Zhang	*	*
Xiaowei Chen	*	*
Haijun Liu	*	*
William Decker	*	*
Xisong Tan	*	*
All directors and executive officers as a group(6)	25,626,054	35.5
Principal Shareholders:
Front Lead Investments Limited(7)	14,522,346	20.3
The OZ Funds(8)	9,618,860	13.5
Milestone I, II and III(9)	5,694,108	8.0
Massive Sheen Investments Limited(10)	4,557,700	6.4
IPROP Holdings Limited(11)	3,712,272	5.2
GSPS Asia Limited(12)	5,756,633	8.1
Columbia Wanger Asset Management, L.P.(13)	7,178,000	10.0
FMR LLC(14)	8,668,180	12.1

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)	The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying options held by such person that are exercisable within 60 days of the date of this annual report. Percentage of beneficial ownership of each listed person is based on 71,481,675 common shares outstanding as of March 31, 2009, as well as the common shares underlying share options exercisable by such person within 60 days of the date of this annual report.

(3)	Includes 14,332,763 common shares owned by Front Lead Investments Limited, a British Virgin Islands company, and 189,583 common shares issuable upon the exercise of options granted to Front Lead Investments Limited that are exercisable within 60 days of the date of March 31, 2009. Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(4)	Includes 4,557,700 common shares owned by Massive Sheen Investments Limited, a British Virgin Islands company, according to its Schedule 13G filed with the SEC on February 13, 2009. Ms. Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(5)	Includes (i) 5,684,108 common shares held by Milestone I, Milestone II and Milestone III, and (ii) 6,667 common shares issuable upon the exercise of options granted to Yunli Lou that are exercisable within 60 days of the date of March 31, 2009. Yunli Lou, a managing director of Milestone Capital Partners Limited, disclaims beneficial ownership of shares held by Milestone I, Milestone II and Milestone III except to the extent of her pecuniary interest in these shares. Yunli Lou is the sole shareholder of Linden Street Capital Limited and her business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(6)	Include common shares held by all of our directors and executive officers as a group and common share issuable upon the exercise of all of the options that are exercisable within 60 days of the date of March 31, 2009 held by all of our directors and executive officers.

(7)	Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(8)	Includes a total of 9,618,860 common shares held by (i) OZ Master Fund, Ltd., a limited liability company incorporated in the Cayman Islands and (ii) OZ Asia Master Fund, Ltd., a limited liability company incorporated in the Cayman Islands, according to its Schedule 13G filed with the SEC on February 17, 2009. Each of the OZ Funds uses the mailing address: c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, Georgetown, Grand Cayman, Cayman Islands. OZ Management, LP is the investment manager of OZ Master Fund, Ltd. and OZ Asia Master Fund, Ltd. Och-Ziff GP, LLC is the general partner of OZ Management LP. Daniel S. Och, as senior managing member of Och-Ziff GP, LLC, may be deemed to have investment and/or voting control of the shares held by the OZ Funds.

(9)	Includes 5,684,108 common shares held by Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited, and Milestone Mobile TV Media Holdings III Limited, each of which is a limited liability company organized under the laws of the British Virgin Islands, according to its Schedule 13G filed with the SEC on February 12, 2009. Each of Milestone I, II and III has a mailing address of P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands. Milestone I, II and III are wholly owned by Milestone China Opportunities Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands. The general partner of the Milestone China Opportunities Fund II, L.P. is Milestone Capital Partners Limited, a limited liability company incorporated under the laws of the Cayman Islands. The sole director of Milestone Capital Partners Limited is Cherianne Limited, a company organized under the laws of the British Virgin Islands. Yuen Ho Wan and James Ngai, as all of the directors of Cherianne Limited, share the investment and voting power of Cherianne Limited. Ms. Wan’s and Mr. Ngai’s business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(10)	Yanqing Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(11)	Includes 3,712,272 common shares held by IPROP Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The mailing address of IPROP Holdings Limited is Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. IPROP is wholly owned by VenFin Holdings Limited, which is registered in Jersey. VenFin Holdings Limited is wholly owned by RPII HOLDINGS Limited, which is registered in South Africa, which in turn is wholly owned by VenFin Limited, a widely held public company registered in South Africa whose shares trade in the over the counter market.

(12)	Includes 5,756,633 common shares held by GSPS Asia Limited, a limited liability company incorporated in Mauritius, according to its Schedule 13G filed with the SEC on February 13, 2009. GSPS Asia Limited’s mailing address is Level Three, Alexander House, 35 Cybercity, Ebene, Mauritius. GSPS Asia Limited is an indirect wholly owned subsidiary of The Goldman Sachs Group, Inc.

(13)	Includes 7,178,000 common shares represented by ADSs owned by Columbia Wanger Asset Management, L.P. according to its Schedule 13G filed with the SEC on March 9, 2009. Columbia Wanger Asset Management, L.P. is a Delaware limited partnership, with the principal business address at 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(14)	Includes 8,668,180 common shares represented by ADSs owned by FMR LLC according to its Schedule 13G filed with the SEC on February 10, 2009. FMR LLC is a Delaware company with the business address at 82 Devonshire Street, Boston, Massachusetts 02109.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2006, 2007 and 2008.

Transactions with Our Direct Investment Entities
Agreements to Purchase Advertising Time from and Sell Advertising Equipment to Our Direct Investment Entities
Under our arrangements with our local operating partners, we are responsible for the procurement of equipment for our direct investment entities, such as digital displays and digital television receivers. We sell the advertising equipment to our direct investment entities at negotiated prices and record the sales of advertising equipment to our direct investment entities as advertising equipment revenues on our financial statements. We had advertising equipment revenues of US$1.8 million for the year ended December 31, 2006, representing 47.5% of our total revenues for 2006, US$1.9 million for the year ended December 31, 2007, representing 6.5% of our total revenues for 2007 and US$0.6 million for the year ended December 31, 2008, representing 0.5% of our total revenues for 2008.
We also purchase advertising placement services from our direct investment entities at negotiated prices. For the years ended December 31, 2006, December 31, 2007 and December 31, 2008, we paid an amount of US$0.01 million, US$2.7 million and US$8.0 million, respectively, to our direct investment entities for the advertising placement services.
Exclusive Agency Agreements with Our Direct Investment Entities
We entered into an exclusive agency agreement with Shenzhen Mobile Television Co., Ltd., or Shenzhen Mobile, in December 2006. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Shenzhen for a term from January 1, 2007 to July 31, 2011. Under the agreement, we pay a pre-determined network rental fee each year to Shenzhen Mobile. We are responsible for installing additional digital television displays on the buses of the Shenzhen public transportation companies that have entered into agreements with Shenzhen Mobile. The cost in connection with such installation is deductible from the rental fees payable by us. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
We entered into an exclusive agency agreement with Chengdu China Digital Mobile Television Co., Ltd., or Chengdu VisionChina Media Group, in July 2007. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Chengdu for a term from January 1, 2008 to December 31, 2015. Under the agreement, we pay a pre-determined network rental fee each year to Chengdu VisionChina Media Group. Chengdu VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Chengdu public transportation companies that have entered into agreements with Chengdu VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
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
We entered into an exclusive agency agreement with Ningbo China Digital Mobile Television Co., Ltd., or Ningbo VisionChina Media Group, in November 2007. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Ningbo for a term from January 1, 2008 to December 31, 2012. Under the agreement, we pay a pre-determined network rental fee each year to Ningbo VisionChina Media Group. Ningbo VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Ningbo public transportation companies that have entered into agreements with Ningbo VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
We entered into an exclusive agency agreement with Jilin Mobile Television Co., Ltd., or Jilin Mobile, in March 2008. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Changchun for a term from July 1, 2008 to June 30, 2014. Under the agreement, we pay a pre-determined network rental fee each year to Jilin Mobile. Jilin Mobile is responsible for installing additional digital television displays on the buses of the Changchun public transportation companies that have entered into agreements with Jilin Mobile. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.

We entered into an exclusive agency agreement with Hubei China Digital Mobile Television Co., Ltd., or Hubei VisionChina Media Group, in March 2008. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Wuhan for a term from April 1, 2008 to March 31, 2014. Under the agreement, we pay a pre-determined network rental fee each year to Hubei VisionChina Media Group. Hubei VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Wuhan public transportation companies that have entered into agreements with Hubei VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
We entered into an exclusive agency agreement with Dalian China Digital Mobile Television Co., Ltd., or Dalian VisionChina Media Group, in March 2008. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Dalian for a term from April 1, 2008 to March 31, 2014. Under the agreement, we pay a pre-determined network rental fee each year to Dalian VisionChina Media Group. Dalian VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Dalian public transportation companies that have entered into agreements with Dalian VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
Transactions with Companies under Common Control with Us
Lease and loan with Meidi Zhiye
We rented office space from Shenzhen Meidi Zhiye Development Co., Ltd., a former shareholder of VisionChina Media Group, or Meidi Zhiye, for the office space of our headquarters and VisionChina Media Group. The rent was determined based on negotiation. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Meidi Ziye’s equity interest and is the chairman of Meidi Zhiye. The rental expenses totaled US$163,511 in 2008.
On March 5 and March 28, 2007, VisionChina Media Group borrowed an aggregate amount of approximately US$2.2 million from Meidi Zhiye to fund its working capital requirements. On April 29, 2007, VisionChina Media Group repaid Meidi Zhiye the total amount of borrowing.
Transactions with Champs Elysees
In May 2005, Shenzhen Champs Elysees Investment Management Co., Ltd., or Champs Elysees, borrowed RMB10 million from VisionChina Media Group to buy a 49% equity interest in Shenzhen High Definition Digital TV Investment Co., Ltd. from Shenzhen Huazhihui Investment Co. Ltd., an unrelated third party. Champs Elysees then sold such equity interest to VisionChina Media Group for the same price. We used Champs Elysees to facilitate the acquisition of the equity interest in Shenzhen High Definition Digital TV Investment Co., Ltd. because when the acquisition was negotiated, VisionChina Media Group was in the process of being set up and did not have the legal capacity to enter into the transaction. In February 2006, Champs Elysees repaid the total amount of the loan to VisionChina Media Group. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Champs Elysees’s equity interest. Mr. Li is also a director and chairman of Champs Elysees.
In 2006, 2007 and 2008, VisionChina Media Group paid renovation charges of US$6,306, US$347,029 and US$194,101, respectively, to Champs Elysees Renovations Co., Ltd., or Champs Elysees Renovations. Limin Li’s wife is the chairwoman of Champs Elysees Renovations.

Transaction Related to Our Corporate Structure
Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiary, CDTC, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated through our contractual arrangements with VisionChina Media Group. CDTC and VisionChina Media Group entered into a series of agreements on March 30, 2006, including a technology and management service agreement, a domain name license agreement, a loan agreement, a proxy letter, an option agreement and an equity pledge agreement. CDTC and VisionChina Media Group entered into a series of new agreements on February 15, 2007, which replaced the agreements entered into on March 30, 2006 described in the preceding sentence. These contractual arrangements enable us to exercise effective control over VisionChina Media Group and its subsidiaries and receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries in consideration for the services provided by our subsidiary in China. We intend to continue our business operations in China upon the expiration of these contractual arrangements by renewing them or entering into new contractual arrangements if the then current PRC law does not allow us to directly operate advertising businesses in China. We believe that, under these contractual arrangements, we have sufficient control over VisionChina Media Group and its shareholders to renew or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements.
Agreements that Transfer Economic Benefit to Us
Technology and Management Service Agreement. Pursuant to the technology and management service agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, CDTC provides technology consulting and management services related to the business operations of VisionChina Media Group. As consideration for such services, VisionChina Media Group has agreed to pay service fees as specified by CDTC in its fee notice to VisionChina Media Group from time to time. The fees payable are calculated based on hourly rates set forth in the agreement or otherwise agreed upon between the parties. The term of this agreement is 25 years from the date thereof. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.
Domain Name License Agreement. Pursuant to the domain name license agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, CDTC grants VisionChina Media Group the exclusive right to use its domain names www.cdmtv.tv and www.cdmg.cn, in exchange for a fee based on the gross annual revenues of VisionChina Media Group. The fee is subject to periodic adjustments by the parties. The agreement has a term of 25 years, which may be terminated at any time or extended by CDTC at its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.
Agreements that Provide Us Effective Control over VisionChina Media Group and its Subsidiaries
Loan Agreement. CDTC entered into a loan agreement with Limin Li and Yanqing Liang on February 15, 2007 that allows us to capitalize our PRC operating affiliates and which facilitates the establishment of our current corporate structure. CDTC made an interest-free loan of RMB50 million to the shareholders of VisionChina Media Group. The loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interest in VisionChina Media Group to CDTC or another person designated by CDTC pursuant to the Option Agreement as discussed below. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.
Proxy Letter. Limin Li and Yanqing Liang signed certain proxy letters on February 15, 2007, pursuant to which Limin Li and Yanqing Liang have granted an employee of CDTC, who is a PRC citizen, the right to exercise all their voting rights as shareholders of VisionChina Media Group as provided under its articles of association. Such grant must be approved by CDTC and the grantee must be an employee of CDTC. If the grantee ceases to be an employee of CDTC, then the grantors will revoke the proxy and grant a similar proxy to a then-current employee of CDTC designated by CDTC. The proxy letters will remain effective until February 15, 2032.
Option Agreement. CDTC and Limin Li and Yanqing Liang entered into an option agreement on February 15, 2007, pursuant to which CDTC has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, part or all of the equity interests in VisionChina Media Group owned by Limin Li and Yanqing Liang. The purchase price for the entire equity interest shall be the greater of (i) RMB50 million and (ii) the minimum price permitted by applicable PRC law and agreed upon by the parties. The option agreement remains in effect until the completion of the transfer of all the shares in accordance with the option agreement. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Equity Pledge Agreement. Pursuant to an equity pledge agreement entered into on February 15, 2007, Limin Li and Yanqing Liang have pledged their equity interest in VisionChina Media Group to CDTC to secure their obligations under the loan agreement and VisionChina Media Group’s obligations under the technology and management service agreement and domain name license agreement, each as described above. In addition, shareholders of VisionChina Media Group agree not to transfer, sell, pledge, dispose of or create any encumbrance on any equity interests in VisionChina Media Group that would affect the pledgee’s interests. The equity pledge agreement will expire when the shareholders fully perform their obligations under the agreements described above.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal and Administrative Proceedings
In February 2008, Xiamen Towona Culture Media Co., Ltd., or Xiamen Towona, filed a claim against Shanxi Mobile TV Co., Ltd., or Shanxi Mobile TV in the Taiyuan Intermediate People’s Court, or the Taiyuan Court, and VisionChina Media Group was joined as a third party defendant. In the complaint, Xiamen Towona alleged that Shanxi Mobile TV terminated the exclusive agency agreement in Taiyuan with Xiamen Towona without justification. Xiamen Towona sought specific performance of the agreement and monetary damages in the amount of RMB8.0 million. As of March 20, 2009, the trial hearing has been completed and the parties are waiting for the trial court to issue its judgment. We cannot assess the probable outcome of the litigation. If the Taiyuan Court rules against Shanxi Mobile TV, we may be forced to discontinue our operations in Taiyuan, and we may have a right to claim for equitable or legal remedies against Shanxi Mobile TV.
In July 2008, Xiamen Towona and Guangzhou Towona Mobile Digital Advertisement Media Co., Ltd., or Guangzhou Towona, jointly filed a claim against Guangzhou Third Bus Company and VisionChina Media Group in the Yuexiu District People’s Court in Guangzhou, or the Yuexiu Court. In the complaint, Xiamen Towona and Guangzhou Towona alleged that Guangzhou Third Bus Company and VisionChina Media Group removed digital television displays installed by Xiamen Towona and Guangzhou Towona and replaced them with displays bearing our logo. Xiamen Towona and Guangzhou Towona requested equitable relief from the Yuexiu Court to restore their digital television displays. The trial court issued its judgment on December 19, 2008 rejecting all of the plaintiffs’ claims. The plaintiffs appealed the case to Guangzhou Intermediary People’s Court. We cannot assess the ultimate outcome of the litigation at this stage.
We are currently not a party to any other material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
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
Item 9. The Offer and Listing
A. Offering and Listing Details.
Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the Nasdaq Global Market on April 2, 2009 was US$7.64 per ADS.

	Market Price Per ADS
	High	Low
Quarterly:
2007
Fourth quarter	9.80	7.63
2008
First quarter	12.30	5.27
Second quarter	23.00	11.07
Third quarter	25.60	11.89
Fourth quarter	15.13	4.25
Monthly:
2008
October	15.13	6.72
November	8.49	4.25
December	6.77	4.66
2009
January	7.80	5.31
February	6.61	5.50
March	6.98	5.08
April (through April 2)	8.18	6.55
As of March 31, 2009, a total of 63,346,157 ADSs were outstanding. As of March 31, 2009, a total of 63,346,157 common shares were registered in the name of a nominee of The Bank of New York, the depositary for the ADSs. We have no further information as to common shares or ADSs held, or beneficially owned, by US persons.
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.”
D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
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

Material United States Federal Income Tax Consequences
The following summary describes the material United States federal income tax consequences of the ownership of our common shares and ADSs as of the date hereof. The discussion is applicable to United States Holders (as defined below) who hold our common shares or ADSs as capital assets. As used herein, the term “United States Holder” means a beneficial owner of a common share or ADS that is for United States federal income tax purposes:
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
This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

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
If a partnership holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.
This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our common shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
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
ADSs
If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.
Taxation of Dividends
Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or common shares (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Market), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not on our common shares that are not so represented, currently meet the conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a Chinese “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

In the event that we are deemed to be a Chinese “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or common shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).
Passive Foreign Investment Company
Although our status as a “passive foreign investment company,” or PFIC, is a legal determination, based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2008, and we do not expect to become one in the future, although there can be no assurance in this regard. Because the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. In general, we will be a PFIC for any taxable year in which:
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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or common shares in any year in which we are classified as a PFIC.
If we are a PFIC for any taxable year and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lowertier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the common shares, are listed on the Nasdaq Global Market. Consequently, if you are a holder of common shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective market-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
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
Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains
For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ADSs or common shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.
Information Reporting and Backup Withholding
In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
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
We use the U.S. dollar as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of CDTC and VisionChina Media Group is the Renminbi. All of our subsidiary’s transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiary existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our public offering in August 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Considering the amount of our cash balance as of December 31, 2008, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of RMB11.1 million (US$1.6 million) for our total amount of cash balance.
We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.
Interest Rate Risk
We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. We did not have any bank borrowing as of December 31, 2008. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.

Item 12. Description of Securities Other Than Equity Securities
Not Applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to the Rights of Securities Holders
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Use of Proceeds
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
As of March 31, 2009, approximately US$62.0 million of the net proceeds from our public offering has been used for acquisitions of six advertising agency companies and capital expenditures, and approximately US$35.0 million has been used for general corporate purposes. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliance with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.
We believe that a system of disclosure controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls and procedures are met.

Management’s Annual Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008.
Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and the Shareholders of VisionChina Media Inc.:
We have audited the internal control over financial reporting of VisionChina Media Inc. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company, and our report dated April 6, 2009 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 6, 2009
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
Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2007	2008
	(US$)
Audit Fees(1)	308,447	650,000
Tax Fees(2)	35,643	—
Other Fees(3)	800,000	200,000
Total	1,144,090	850,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting.

(2)	Tax fees include fees billed for tax consultations.

(3)	Other fees include the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. Services comprising the fees disclosed under the category of other fees involve principally the issue of comfort letters in 2007 and 2008 and rendering of listing advice in connection with our initial public offering in 2007 and follow-on offering in 2008.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee or our board of directors prior to the completion of the audit.
Item 16D. Exemptions From the Listing Standards For Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
On November 14, 2008, our board of directors authorized a share repurchase program, under which we may repurchase up to US$50 million worth of our issued and outstanding ADSs in the open market from time to time and before December 31, 2009. As of December 31, 2008, we have repurchased 281,400 of our ADSs for a total purchase price of approximately US$1.5 million pursuant to this program.
In 2009, we further repurchased an additional 372,412 ADSs for a total purchase price of approximately US$2.0 million pursuant to this program. Set for below contains certain information regarding our share repurchase program.

				Maximum Number
				of
		Average Price	Total Number of	ADSs that May
		Paid	ADSs Purchased	Yet be
	Total Number of	per ADS	Under the	Purchased
Period	ADSs Purchased	(US$)	Program	Under the Program
2008
December	281,400	5.1360	281,400	(1)
2009
January	23,775	5.4962	305,175	(1)
February	2,550	5.5000	307,725	(1)
March	346,087	5.4002	653,812	(1)

(1)	According to the share repurchase program, we may repurchase up to US$50 million worth of our issued and outstanding ADSs in the open market from time to time and before December 31, 2009.
ITEM 16F. Change in Registrant’s Certifying Accountant
Not applicable.

ITEM 16G. Corporate Governance
Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance we endeavor to comply with Nasdaq corporate governance rules.
Part III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
The following financial statements are filed as part of this annual report, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2007 and 2008

•	Consolidated Statements of Operations for the years ended December 31, 2006, 2007 and 2008

•	Consolidated Statements of Changes of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2006, 2007 and 2008

•	Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008

•	Notes to the Consolidated Financial Statements

•	Condensed Financial Information of Registrant – Schedule I

Item 19. Exhibits

Exhibit
Number	Description of Document
1.1
Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

1.2
Form of Second Amended and Restated Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.1
Specimen Certificate for Common Shares of VisionChina Media Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.2
Form of American Depositary Receipt of VisionChina Media Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.3
Form of Deposit Agreement among VisionChina Media Inc., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.1
Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.2
Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.3
Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.4
Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.5
Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.6 *	Registrant’s Amended and Restated 2006 Share Incentive Plan

4.7
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.8
Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.9
Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.10
Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.11
Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.12
Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.13
Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.14
Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.15
Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.16
Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.17
Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number		Description of Document
4.18
Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.19
Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.20
Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.21
Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

8.1*		List of Subsidiaries

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VISIONCHINA MEDIA INC.
By:	/s/ Limin Li
Name: Limin Li
Title: Chairman and Chief Executive Officer
Date: April 6, 2009

VISIONCHINA MEDIA INC.

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2008	F-2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008	F-3

CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008	F-5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-6 – F-39

CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I	F-40 – F-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of VisionChina Media Inc.:
We have audited the accompanying consolidated balance sheets of VisionChina Media Inc. and subsidiaries and variable interest entity (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes of shareholders’ equity and comprehensive (loss) income, and cash flows for each of the three years in the period ended December 31, 2008 and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
April 6, 2009

VISIONCHINA MEDIA INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars (“$”), except number of shares)

		December 31,
	Notes	2007	2008

ASSETS
Current Assets:
Cash and cash equivalents		$131,139,659	$163,248,286
Accounts receivable, net of allowance for doubtful accounts of nil and $612,135 as of December 31, 2007 and 2008, respectively	4	13,256,450	38,296,590
Amounts due from related parties	18	5,596,995	5,225,564
Prepaid expenses and other current assets	5	7,718,928	9,431,279
Deferred tax assets	14	332,386	273,325

Total current assets		$158,044,418	$216,475,044

Non-current Assets:
Fixed assets, net	8	$7,709,204	$10,205,784
Investments under equity method	9	6,714,853	7,686,065
Other investments	10	2,128,732	2,276,034
Long-term prepayments and deposits	6	703,069	21,888,068
Intangible assets	7	—	14,034,343
Goodwill	3	—	21,074,229

Total non-current assets		$17,255,858	$77,164,523

TOTAL ASSETS		$175,300,276	$293,639,567

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$4,236,695	$1,237,262
Amounts due to related parties	18	407,900	786,284
Consideration payable	3	—	30,734,610
Income tax payable		—	39,209
Accrued expenses and other current liabilities	11	5,974,184	9,507,341

Total current liabilities		$10,618,779	$42,304,706

Non-current Liabilities:
Consideration payable	3	—	2,776,173
Deferred tax liabilities		—	2,924,073

Total non-current liabilities		—	$5,700,246

Total liabilities		$10,618,779	$48,004,952

Commitments and contingency	16
Minority interest		$652,678	$561,401

Shareholders’ equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 68,386,838 and 71,819,442 shares issued and outstanding as of December 31, 2007 and 2008, respectively)	12	$6,839	$7,182
Additional paid-in capital		163,820,443	190,694,719
Accumulated (deficits) profits		(3,300,654)	43,509,296
Accumulated other comprehensive income		3,502,191	10,862,017

Total shareholders’ equity		$164,028,819	$245,073,214

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$175,300,276	$293,639,567

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in U.S. dollars (“US$”), except number of shares)

		Year ended December 31,
	Note	2006	2007	2008
Revenues:
Advertising service revenue		$2,033,284	$27,489,391	$103,515,250
Advertising equipment revenue		1,839,598	1,896,200	565,392

Total revenues:		3,872,882	29,385,591	104,080,642

Cost of revenues:
Advertising service cost		3,967,081	12,801,957	40,602,022
Advertising equipment cost		1,639,895	1,583,325	475,432

Total cost of revenues:		5,606,976	14,385,282	41,077,454

Gross (loss) profit		(1,734,094)	15,000,309	63,003,188

Operating expenses:
Selling and marketing		393,474	2,149,067	14,711,536
General and administrative		1,673,817	2,949,509	5,414,571

Total operating expenses		2,067,291	5,098,576	20,126,107

Government grant		125,953	—	—
Loss from equity method investees		(469,841)	(1,262,273)	(484,969)

Operating (loss) profit		(4,145,273)	8,639,460	42,392,112
Interest income		98,873	505,888	3,480,212
Government grant		—	—	672,515
Other expenses		(22,608)	(95,719)	(38,491)

Net (loss) income before income taxes		(4,069,008)	9,049,629	46,506,348
Income tax benefits	14	—	332,386	212,325

Net (loss) income after income taxes		(4,069,008)	9,382,015	46,718,673
Minority interest		—	11,343	91,277

Net (loss) income		(4,069,008)	9,393,358	46,809,950
Deemed dividend on convertible redeemable preferred shares		1,583,333	6,625,262	—

Net (loss) income attributable to holders of common shares		$(5,652,341)	$2,768,096	$46,809,950

Net (loss) income per share:
Basic		$(0.26)	$0.11	$0.67
Diluted		$(0.26)	$0.11	$0.65
Shares used in computation of net (loss) income per share:
Basic		22,000,000	24,709,522	70,064,663
Diluted		22,000,000	25,771,702	72,404,916
Share-based compensation expenses during the related periods included in:
Cost of revenues		$37,576	$34,431	$39,847
Selling and marketing expenses		5,374	135,722	1,163,623
General and administrative expenses		35,802	51,209	263,587
The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
CONSOLIDATED STATEMENTS OF CHANGES OF
SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(Amounts in U.S. dollars (“$”), except number of shares)

					Accumulated
			Addition		other	Total	Comprehensive
	Common shares		paid-in	Accumulated	comprehensive	shareholders’	(losses)
	Number	Amount	capital	(deficits) profit	income	equity	income

Balance at December 31, 2005	22,000,000	$2,200	$6,057,937	$(416,409)	$150,078	$5,793,806
Share-based compensation	—	—	78,752	—	—	78,752
Cumulative translation adjustment			—	—	361,449	361,449	$361,449
Net loss	—	—	—	(4,069,008)	—	(4,069,008)	(4,069,008)

							$(3,707,559)

Deemed dividend on convertible redeemable preferred shares	—	—	—	(1,583,333)	—	(1,583,333)

Balance at December 31, 2006	22,000,000	$2,200	$6,136,689	$(6,068,750)	$511,527	$581,666
Issuance of common shares pursuant to initial public offering	13,500,000	1,350	100,438,650	—	—	100,440,000
Direct offering expenses			(3,725,432)	—	—	(3,725,432)
Conversion of redeemable preferred shares to common shares	32,139,088	3,214	60,106,814	—	—	60,110,028
Exercise of share options	747,750	75	642,360	—	—	642,435
Share-based compensation	—	—	221,362	—	—	221,362
Cumulative translation adjustment	—	—	—	—	2,990,664	2,990,664	$2,990,664
Net income	—	—	—	9,393,358	—	9,393,358	9,393,358

							$12,384,022

Deemed dividend on convertible redeemable preferred shares	—	—	—	(6,625,262)	—	(6,625,262)

Balance at December 31, 2007	68,386,838	$6,839	$163,820,443	$(3,300,654)	$3,502,191	$164,028,819
Issuance of common shares pursuant to follow-on offering	1,150,000	115	17,569,585	—	—	17,569,700
Direct offering expenses	—	—	(1,613,738)	—	—	(1,613,738)
Shares repurchase	(281,400)	(28)	(1,454,628)	—	—	(1,454,656)
Exercise of share options	2,525,893	252	10,906,004	—	—	10,906,256
Restricted shares	38,111	4	(4)	—	—	—
Share-based compensation	—	—	1,467,057	—	—	1,467,057
Cumulative translation adjustment	—	—	—	—	7,359,826	7,359,826	$7,359,826
Net income	—	—	—	46,809,950	—	46,809,950	46,809,950

Balance at December 31, 2008	71,819,442	$7,182	$190,694,719	$43,509,296	$10,862,017	$245,073,214	$54,169,776

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars (“US$”), except number of shares)

	For the year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net (loss) income	$(4,069,008)	$9,393,358	$46,809,950
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Allowance for doubtful accounts	72,146	—	675,108
Depreciation and amortization	41,491	306,491	3,285,032
Loss from equity method investees	469,841	1,262,273	484,969
Share-based compensation	78,752	221,362	1,467,057
Deferred tax	—	(332,386)	(251,433)
Minority interest	—	(11,343)	(91,277)
Changes in operating assets and liabilities:
Accounts receivable	(890,782)	(11,918,577)	(24,799,643)
Prepaid expenses and other current assets	(3,108,504)	(6,719,468)	(4,268,436)
Amounts due from related parties	(1,386,012)	(1,904,292)	(138,304)
Income tax payable	—	—	39,209
Accounts payable	471,521	531,573	(3,292,601)
Accrued expenses and other current liabilities	376,816	3,028,757	4,060,020
Amounts due to related parties	117,970	141,712	350,158

Net cash (used in) provided by operating activities	(7,825,769)	(6,000,540)	24,329,809

Cash flows from investing activities:
Acquisitions of and prepayment for fixed assets	(405,427)	(4,338,779)	(4,961,083)
Amounts due from related parties	1,259,525	—	—
Investments in equity method investment	(2,274,386)	(3,854,500)	(111,396)
Deposits for acquisitions of subsidiaries	(1,979,565)	—	(16,689,988)

Net cash used in investing activities	(3,399,853)	(8,193,279)	(21,762,467)

Cash flows from financing activities:
Proceeds from issuance of common shares, net of issuance cost	—	99,230,318	13,708,984
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance cost	13,636,994	—	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance cost	—	38,264,439	—
Contributions from minority shareholders of a subsidiary	—	685,439	—
Proceeds from exercise of share options	—	642,435	10,906,256

Net cash provided by financing activities	13,636,994	138,822,631	24,615,240

Effect of changes in exchange rate	205,243	1,295,154	4,926,045

Net increase in cash and cash equivalents	2,616,615	125,923,966	32,108,627
Cash and cash equivalents at the beginning of the year	2,599,078	5,215,693	131,139,659

Cash and cash equivalents at the end of the year	$5,215,693	$131,139,659	$163,248,286

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$—	$—
Interest paid	—	—	—

Non-cash investing activity:
Capitalization of an amount due from an existing equity method investee	$—	$—	$897,032

Non-cash financing activity:
Shares repurchase not yet settled	$—	$—	$1,454,656
The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
VisionChina Media Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on January 27, 2006. The Company and its subsidiaries and variable interest entities (the “Group”) sell advertising time on its out-of-home digital television networks in the People’s Republic of China (the “PRC”). The Group’s principal geographic market is in the PRC.
The Company holds its interest in the operating subsidiaries and investees through a holding company, China Digital Technology Consulting Co., Ltd. (“CDTC”), which is a wholly owned company it established in the PRC on March 9, 2006. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through CDTC’s variable interest entity (“VIE”), VisionChina Media Group Limited (“VisionChina Media Group”, formerly known as China Digital Mobile Television Co., Ltd.) and VisionChina Media Group’s subsidiaries and investees. VisionChina Media Group was incorporated under the laws of the PRC on April 8, 2005.
Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, the Group invests in ventures with local television stations and provides advertising services on its out-of-home digital television networks in the PRC through VisionChina Media Group, a PRC legal entity, which was established by co-founders of the Company. The paid-in capital of VisionChina Media Group was funded by the Company or CDTC through a loan extended to the co-founders. CDTC has entered into certain exclusive agreements with VisionChina Media Group, which obligate the Company to absorb a majority of the risk of loss from VisionChina Media Group’s activities and entitle it to receive a majority of its residual returns. In addition, the Company through CDTC has entered into certain agreements with the two individuals including a loan agreement for the paid-in capital of VisionChina Media Group described above, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. The Company and CDTC hold all the variable interests of VisionChina Media Group, and the Company and CDTC have been determined to be the most closely associated with VisionChina Media Group. Therefore, the Company is the primary beneficiary of VisionChina Media Group and it is continued to be consolidated by the Company in 2008.
Based on these contractual arrangements, the Company believes that VisionChina Media Group should be considered as a VIE under Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, because the equity investors in VisionChina Media Group do not have the characteristics of a controlling financial interest and the Company through CDTC is the primary beneficiary of VisionChina Media Group. Accordingly, the Company believes that VisionChina Media Group should be consolidated under FIN 46R.
The contractual agreements described above provided for effective control of VisionChina Media Group to be transferred to the Company on March 30, 2006. The shareholders of VisionChina Media Group and the Company were the same with same percentage equity interest at the time of transfer. There was no change in control or ownership interests as a result of this transaction. Since the transaction was accounted for as a reorganization under common control, the financial statements present the operation of VisionChina Media Group since inception on an as-if-pooled basis. Prior to the transaction, the Company and CDTC were shell companies with minimal assets and no liabilities.
On February 15, 2007, CDTC and VisionChina Media Group entered into a series of new agreements, which replaced the agreements entered into on March 30, 2006. These contractual arrangements continue to enable the Company to exercise effective control over VisionChina Media Group and its subsidiaries and receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries for an extended period of 25 years.
The Group’s consolidated assets do not include any collateral for VisionChina Media Group’s obligations. The carrying amount of the total assets and total liabilities of VisionChina Media Group as of December 31, 2008 was $223,326,903 and $153,169,722, respectively and there was no pledge or collateral of its assets. Furthermore, creditors of VisionChina Media Group have no recourse to the general credit of CDTC which is the primary beneficiary of VisionChina Media Group.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
As of December 31, 2008, subsidiaries and variable interest entities of the Company and VisionChina Media Group’s subsidiaries include the following entities:

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiary of the Company
CDTC	N/A	March 9, 2006	PRC	100%
Aim Sky International Limited (“Aim”)	April 1, 2008	January 1, 2008	BVI	100%
Win Prosper Development Limited	N/A	April 23, 2008	HK	100%
Century Port Limited (“Century”)	May 1, 2008	March 20 , 2008	BVI	100%
Golden Carriage International Limited (“Golden”)	May 1, 2008	December 13, 2007	BVI	100%
Goldwhite Limited (“Goldwhite”)	May 1, 2008	March 21, 2008	BVI	100%
Peak Win Limited (“Peak”)	May 1, 2008	March 19, 2008	BVI	100%
Ahead Smart Holdings Limited (“Ahead”)	August 4, 2008	June 18, 2008	BVI	100%
Shenzhen Huachangshi Digital Technology Co., Ltd. (“Huachangshi”)	N/A	November 27, 2008	PRC	100%

VIE and subsidiary of CDTC
VisionChina Media Group	(Note)	April 8, 2005	PRC	(note )

Subsidiaries of VisionChina Media Group
Shenzhen HDTV Industry Investment Co., Ltd. (“Shenzhen HDTV”)	February 17, 2006	June 16, 2004	PRC	100%

Beijing Beiguang Media Mobile Television Advertising Co., Ltd. (“Beiguang Media”)	N/A	December 18, 2006	PRC	100%

Beijing Huaguangshi Co., Ltd.	N/A	April 22, 2008	PRC	100%

Beijing Hua Jingshi Media Advertising Co., Ltd. (“Beijing Hua Jingshi”)	N/A	July 26, 2007	PRC	100%

Beijing Hua Meishi Advertising Co., Ltd. (“Beijing Hua Meishi”)	N/A	May 25, 2007	PRC	100%

Luzhou Huashi Digital Technology Co., Ltd.	N/A	November 21, 2008	PRC	100%

Nanjing Hua Meishi Advertising Co., Ltd. (“Nanjing Hua Meishi”)	N/A	July 16, 2007	PRC	100%

Shenzhen Hua Meishi Advertising Co., Ltd. (“Shenzhen Hua Meishi”)	N/A	June 29, 2007	PRC	100%

Shenzhen Huashixin Culture Media Co., Ltd. (“Shenzhen Huashixin”)	N/A	September 3, 2007	PRC	100%

Nanjing Media Culture Co., Ltd. (“Nanjing Media Culture”)	N/A	March 28, 2007	PRC	100%

Guangzhou Jiaojian Multimedia Information Technology Co., Ltd. (“Guangzhou Jiaojian”)	N/A	October 8, 2007	PRC	50%

Shanghai Junshi Advertising Co., Ltd. (“Shanghai Junshi”)	N/A	June 11, 2008	PRC	100%
Note: Through a series of recapitalization, VisionChina Media Group became a VIE of CDTC

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
As of December 31, 2008, the VisionChina Media Group’s equity method investees include the following entities:

	Date of	Date of	Place of	Percentage of
Investee companies	acquisition	establishment	establishment	ownership

Chengdu Mobile Digital Television Company Limited (“Chengdu Mobile”)	N/A	April 29, 2005	PRC	49%
Haerbin China Mobile Television Company limited (“Haerbin Mobile”)	N/A	November 10, 2005	PRC	49%
Jilin Mobile Television Company Limited (“Jilin Mobile”)	N/A	November 8, 2005	PRC	49%
Dalian Mobile Digital Television Company Limited (“Dalian Mobile”)	N/A	February 20, 2006	PRC	49%
Henan China Digital Mobile Television Company Limited (“Henan Mobile”)	N/A	July 4, 2006	PRC	49%
Hubei China Digital Television Company Limited (“Hubei Mobile”)	N/A	July 26, 2006	PRC	49%
Suzhou China Digital Mobile Television Company Limited (“Suzhou Mobile”)	N/A	February 17, 2007	PRC	49%
Changzhou China Digital Mobile Television Company Limited (“Changzhou Mobile”)	N/A	March 19, 2007	PRC	49%
Ningbo China Digital Mobile Television Company Limited (“Ningbo Mobile”)	N/A	April 5, 2007	PRC	49%
The VisionChina Media Group’s equity method investees have been separately formed with 9 separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC. VisionChina Media Group contributed cash and another investor contributed advertising broadcasting right to the equity method investees for 49% and 51% equity interests, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated on consolidation.
(c) Significant risks and uncertainties
The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and trends in new technologies or industry standards; competition; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC related factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; and general risks associated with the advertising industry.
(d) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
(e) Intangible Assets, net
Intangible assets, which consist of customer base and non-compete agreements, are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their expected useful lives of 5 years for customer bases and 10 years for non-compete agreements.
(f) Fixed assets, net
Fixed assets are carried at cost less accumulated depreciation and amortization. Assembly in progress is not depreciated until it is ready for its intended use.
Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives, after taking into account the residual values:

Media display equipment	5 years
Computers and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease terms or the estimated useful lives of the assets

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(g) Investments under equity method
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
The Group generates a portion of its revenues from sales of advertising time on mobile television networks which are owned by its equity method investees. Because the operations of the Group’s investees under equity method form an integral part to the Group’s operating activities, the Group’s share of undistributed earnings or losses of these entities is classified as part of the Group’s operating income.
When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.
(h) Other investments
The Group’s investments in non-marketable equity securities for which the Group does not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.
(i) Impairment of long-lived assets
The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow were to be less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.
(j) Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(j) Goodwill — continued
Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. Management performed an annual goodwill impairment test as of December 31, 2008, and no impairment loss was required.
The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 are as follows:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
Balance as of January 1, 2007 and December 31, 2007	$—	$—	$—	$—	$—	$—	$—
Goodwill acquired during the year	9,933,336	2,850,255	2,807,483	2,698,069	1,427,028	1,358,058	21,074,229

Balance as of December 31, 2008	$9,933,336	$2,850,255	$2,807,483	$2,698,069	$1,427,028	$1,358,058	$21,074,229

(k) Revenue recognition
(1) Time-based advertising services
For time-based advertising services, the Group recognizes revenues as the advertisements are aired over the contractual term based on the schedules agreed with the customer. Payments received in advance of services provided are recorded as customer deposits.
Deferred revenue is recorded when services are provided before the applicable revenue recognition criteria as required by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 104 are fulfilled.
(2) Barter transactions
Periodically, the Group engages in barter transactions which are generally recorded at fair value. If such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.
(3) Equipment
Revenues from sales of advertising equipment, which are from related parties, are recognized upon delivery, at which time all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable, and (iv) collection of the resulting receivable is reasonably assured.
Advertising equipment revenues are recorded net of value-added tax incurred, which amounted to $312,732, $322,354 and $96,117 for the years ended December 31, 2006, 2007 and 2008, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(l) Cost of revenues
Cost of advertising services consists primarily of media costs payable under exclusive advertising agreements, depreciation, business taxes and surcharges and other operating costs. Media costs are expensed as incurred.
The amount of business taxes and surcharges included in cost of advertising services totalled $39,940, $1,171,028 and $6,263,811 for the years ended December 31, 2006, 2007 and 2008, respectively.
Cost of equipment consists primarily of purchase cost of digital television displays and other related equipment.
(m) Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.
(n) Foreign currency translation
The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the date of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.
The financial records of the Company’s subsidiaries and VIE are maintained in their respective local currency, the Renminbi (“RMB”) or Hong Kong Dollar (“HKD”), which are also their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date; equity accounts are translated at historical exchange rates and revenues; expenses and gains and losses are translated using the average rates for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of shareholders’ equity.
(o) Net income (loss) per share
Basic net income (loss) per share is computed by dividing net income (loss) attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common share equivalents are excluded from the computation in loss periods as their effects would be antidilutive. The Company’s dilutive securities consist of outstanding share options, restricted shares and convertible redeemable preferred shares. The Company had outstanding share options amounted to 1,894,000, 4,838,359 and 2,768,550 as at December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, the Company had outstanding restricted shares of 243,000. As of December 31, 2006, the Company also had 14,250,000 convertible redeemable preferred shares issued and outstanding.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(o) Net income (loss) per share — continued
The following table sets forth the computation of basic and diluted net (loss) income per share.

	Year ended December 31,
	2006	2007	2008
Numerator:
Net (loss) income attributable to common shareholders	$(5,652,341)	$2,768,096	$46,809,950

Denominator:
Weighted average shares outstanding-basic	22,000,000	24,709,522	70,064,663

Effect of dilutive securities:
Share options	—	1,062,180	2,340,253

Denominator used for diluted earnings per share	22,000,000	25,711,702	72,404,916

Basic (loss) earnings per share	$(0.26)	$0.11	$0.67
Diluted (loss) earnings per share	(0.26)	0.11	0.65
(p) Income taxes
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
Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no material impact resulting from the adoption of FIN 48 on the Company’s consolidated financial statements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(q) Share-based compensation
Share-based payments to employees are measured based on the fair values of share options on the grant dates and recognized as compensation expense over the requisite service periods with a corresponding addition to paid-in capital.
Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods are received. The Group uses the Black-Scholes option pricing model to measure the value of options granted to non-employees and employees at each measurement date.
(r) Comprehensive income (loss)
Comprehensive income (loss) is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the consolidated statements of changes of shareholders’ equity. Accumulated other comprehensive income (loss) of the Group represents the cumulative foreign currency translation adjustments and net income (loss) for the year.
(s) Use of estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful debts, valuation of goodwill and intangible assets, valuation of deferred tax assets, useful lives of fixed assets and fair value of stock options.
(t) Government grants
Government grants include cash subsidies received from the PRC government by the operating subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local businesses and to encourage local enterprises to seek public offerings. Government grants are recognized when received and all the conditions specified in the grant have been met, and classified as operating or non-operating (loss) profit according to the nature of the government grants.
(u) Concentration of Risks
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of December 31, 2007 and 2008, substantially all of the Group’s cash and cash equivalents were managed by financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivables is mitigated by credit evaluations the Group performs on the customers and ongoing monitoring of outstanding balances. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of aging data and specifically identified accounts. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The accounts receivable from customers with balances over 10% of the accounts receivable, net represent 75% and 29% of the balance of the account as of December 31, 2007 and 2008, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(u) Concentration of Risks — continued
Current vulnerability due to certain other concentrations
The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.
Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with supplier invoices, shipping documents and signed contracts.
(v) Fair value of financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, other current assets, accounts payable, amounts due to related parties and consideration payable approximate their fair values due to the short term nature of these instruments.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measure” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Group adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS No. 157 for financial assets and financial liabilities did not have a material impact on the Group’s results of operations or the fair values of its financial assets and liabilities.
FSP SFAS 157-2, “Effective date of FASB Statement No. 157” (“FSP SFAS 157-2”) delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The Group is currently assessing the impact that the application of SFAS No. 157 to nonfinancial assets and nonfinancial liabilities will have on its results of operations and financial position.
As of December 31, 2007 and 2008, the Group did not have any nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(w) Recently issued accounting standards
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Effective January 1, 2008, the Company adopted SFAS No. 159, but the Company has not elected the fair value option for any eligible financial instruments as of December 31, 2008.
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS No. 141R”), to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Group is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS No. 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring that they be treated as equity transactions. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group is current evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.
In April 2008, the FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP SFAS 142-3”). FSP SFAS 142-3 amends the guidance in SFAS No. 142 about estimating the useful lives of recognized intangible assets, and requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, FSP SFAS 142-3 requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity-specific factors. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008 and interim period within those fiscal years, and shall be applied prospectively to intangible assets acquired after the effective date. The Group is evaluating the impact, if any, of the adoption of FSP SFAS 142-3 on its consolidated financial position, results of operations and cash flows.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(w) Recently issued accounting standards — continued
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles. SFAS No. 162 is effective 60 days following September 16, 2008, the date of the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP”. The Group does not expect the adoption of SFAS No. 162 to have an effect on its consolidated financial statements.
In November 2008, the Emerging Issue Task Force (“EITF”) of FASB issued EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-6. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
In November 2008, the FASB ratified the consensus reached by the EITF in EITF No. Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS No. 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on the Group’s consolidated financial position, results of operations and cash flows.
3.	ACQUISITIONS
Acquisitions in 2008
On April 1, 2008, the Group acquired 100% equity interest in Aim. On May 1, 2008, the Group acquired 100% equity interest in Century, Golden, Goldwhite and Peak. On August 4, 2008, the Group acquired 100% equity interest in Ahead. These six entities are investing holding companies and own six different advertising agency businesses and were acquired separately from six unrelated entities. The purpose of the acquisitions was to leverage the blue-chip customer base of the advertising planning companies and integrate their strong sales teams into the Group’s sales network to increase value for shareholders. Pursuant to the terms of the acquisition agreements, the Group paid initial deposits of $16,689,988 (see note 6). Additional consideration is to be calculated based on the earnings of each of the businesses acquired and the amount of cash collected in respect of the revenues generated by the respective businesses during the period from date of acquisitions to December 31, 2008 and the years ending 2009 and 2010. At the time of settlement of the additional consideration, a pro-rated balance equivalent to approximately one-third of the initial deposit will be withheld. This withheld amount will only be settled at the end of 2010 if the businesses achieve certain earnings targets.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
3.	ACQUISITIONS — continued
Based on the earnings of each of the businesses for the period from date of acquisition to December 31, 2008 and the cash collected in respect of the revenues generated by the respective businesses as of December 31, 2008, the Group recorded a total consideration of $33,510,783, of which $30,734,610 is recorded as current liability and the remaining $2,776,173 is recorded as non-current liability in the consolidated balance sheet. The Group estimated that, if all of the cash in respect of the revenues generated by the respective businesses for the period from date of acquisitions to December 31, 2008 were received, the total consideration calculated based on the earnings of each of the businesses for the period from date of acquisitions to December 31, 2008 would be approximately $69.4 million.
The accompanying consolidated financial statements include the accounts and balances of the six acquired businesses as of December 31, 2008 and the operating results from the dates of respective acquisitions to December 31, 2008.
The following table summarizes the fair values of the assets and liabilities assumed by the Group on the date of acquisition of the businesses:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
Intangible assets:
Customer base	$4,152,437	$631,587	$1,244,119	$2,102,309	$3,067,790	$811,872	$12,010,114
Non-compete agreement	1,053,864	168,560	301,796	550,971	1,413,412	206,523	3,695,126
Deferred tax liability	(1,062,504)	(164,169)	(316,005)	(542,397)	(974,852)	(208,759)	(3,268,686)

Total	4,143,797	635,978	1,229,910	2,110,883	3,506,350	809,636	12,436,554
Goodwill	9,933,337	2,850,255	2,807,483	2,698,069	1,427,027	1,358,058	21,074,229

Initial consideration payable	$14,077,134	$3,486,233	$4,037,393	$4,808,952	$4,933,377	$2,167,694	$33,510,783

Recorded in the balance sheet as:
Current liability	$12,690,254	$3,372,494	$3,820,895	$4,141,226	$4,791,409	$1,918,332	$30,734,610
Non-current liability	$1,386,880	$113,739	$216,498	$667,726	$141,968	$249,362	$2,776,173

Initial deposits paid	$6,571,241	$1,225,057	$1,427,102	$3,855,604	$2,339,592	$1,271,392	$16,689,988

The amortization periods for customer base and non-compete agreement are 5 years and 10 years, respectively.
The following pro forma information summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2007 and January 1, 2008. This pro form financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprise.
Peak

	Pro forma
	Year ended	Year ended
	December 31,	December 31,
	2007	2008
	(unaudited)	(unaudited)

Revenues	$29,625,288	$104,228,482
Net income	2,117,603	46,630,273
Income per share — basic	$0.09	$0.67
Income per share — diluted	$0.08	$0.64

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
3.	ACQUISITIONS — continued
Aim

	Pro forma
	Year ended	Year ended
	December 31,	December 31,
	2007	2008
	(unaudited)	(unaudited)

Revenues	$29,471,795	$104,080,642
Net income	2,649,653	46,775,849
Income per share — basic	$0.11	$0.67
Income per share — diluted	$0.10	$0.65
Golden

	Pro forma
	Year ended	Year ended
	December 31,	December 31,
	2007	2008
	(unaudited)	(unaudited)

Revenues	$29,425,914	$104,080,642
Net income	2,523,227	46,720,800
Income per share — basic	$0.10	$0.67
Income per share — diluted	$0.10	$0.65
Goldwhite

	Pro forma
	Year ended	Year ended
	December 31,	December 31,
	2007	2008
	(unaudited)	(unaudited)

Revenues	$29,619,179	$104,096,344
Net income	2,485,585	46,671,323
Income per share — basic	$0.10	$0.67
Income per share — diluted	$0.10	$0.64
Ahead

Pro forma
Year ended
December 31,
2008
(unaudited)

Revenues	$104,137,590
Net income	46,401,709
Income per share — basic	$0.66
Income per share — diluted	$0.64

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
3.	ACQUISITIONS — continued
Century

	Pro forma
	Year ended	Year ended
	December 31,	December 31,
	2007	2008
	(unaudited)	(unaudited)

Revenues	$29,487,251	$104,225,956
Net income	2,571,660	46,846,175
Income per share — basic	$0.10	$0.67
Income per share — diluted	$0.10	$0.65
Ahead did not have significant operations in 2007.
Acquisition in 2006
On February 17, 2006, VisionChina Media Group acquired 51% equity interest in Shenzhen HDTV for cash consideration of $1,318,798. On March 9, 2006, VisionChina Media Group acquired the remaining 49% equity interest in Shenzhen HDTV for cash consideration of $1,280,623. Prior to the acquisition, Shenzhen HDTV had no business activities and its major assets were cash of $1,055,652 and 25% equity interests in Shenzhen Mobile Television Company Limited (“Shenzhen Mobile”) which has been recorded under cost method (see note 10). Accordingly, this transaction has been accounted for as an acquisition of assets.
4.	ACCOUNTS RECEIVABLE

	December 31,
	2007	2008

Accounts receivable	$13,256,450	$38,908,725
Less: Allowance for doubtful accounts	—	(612,135)

	$13,256,450	$38,296,590

Movements in allowance for doubtful accounts

	2007	2008

Balance at beginning of the year	$—	$—
Add: Current year addition	—	612,135

	$—	$612,135

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the followings:

	December 31,
	2007	2008

Advances to suppliers	$6,602,422	$4,980,084
Staff advances	46,845	274,895
Deposits	555,069	617,553
Interest receivable	350,188	1,993,549
Other	164,404	1,565,198

	$7,718,928	$9,431,279

Advances to suppliers mainly represent prepayment for media costs. Deposits mainly represent deposits for media cost agreements.
6.	LONG-TERM PREPAYMENTS AND DEPOSITS
Long term prepayments and deposits consist of the followings:

	December 31,
	2007	2008

Prepaid service fees	$703,069	$731,772
Deposits for acquisitions of subsidiaries	—	16,689,988
Prepayments for acquisition of fixed assets	—	1,354,984
Other deposits	—	3,111,324

	$703,069	$21,888,068

Other deposits mainly represent deposits for media cost agreements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
7.	INTANGIBLE ASSETS, NET
As of December 31, 2007 and 2008, the Group had the following amounts related to the intangible assets:

	December 31,
	2007	2008
Cost
Customer base	$—	$12,010,114
Non-compete agreements	—	3,695,126

	$—	$15,705,240

Accumulated amortization
Customer base	$—	$1,458,486
Non-compete agreements	—	212,411

	$—	$1,670,897

Intangible assets, net
Customer base	$—	$10,551,628
Non-compete agreements	—	3,482,715

	$—	$14,034,343

The amortization expense of $1,670,897 for the year ended December 31, 2008 is included in selling and marketing expenses in the consolidated statement of operations.
The Group will record amortization expenses of $2,771,535 for each of the years ending December 31, 2009, 2010, 2011 and 2012; $1,313,050 for the year ending December 31, 2013.
8.	FIXED ASSETS, NET
Fixed assets consist of the following:

	December 31,
	2007	2008

Media display equipment	$6,962,089	$10,021,162
Computers and office equipment	402,474	1,128,813
Motor vehicles	140,688	366,047
Leasehold improvements	570,108	712,026

Sub-total	$8,075,359	$12,228,048
Less: accumulated depreciation and amortization	366,155	2,022,264

	$7,709,204	$10,205,784

Depreciation and amortization expense was $41,491, $306,491 and $1,614,135 for the years ended December 31, 2006, 2007 and 2008, respectively.
Included in media display equipment are assembly in progress of $2,679,931 and $1,988,250 as of December 31, 2007 and 2008, respectively. These assets are expected to be placed in service in the following year.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
9.	INVESTMENTS UNDER EQUITY METHOD
In 2006, VisionChina Media Group made cash investments totalling $753,006, $753,006 and $768,374 for its 49% equity interests in Dalian Mobile, Henan Mobile and Hubei Mobile, respectively.
In 2007, VisionChina Media Group made cash investments totalling $965,581, $772,465 and $643,720 for its 49% equity interests in Suzhou Mobile, Changzhou Mobile and Ningbo Mobile, respectively. These equity method investees have been separately established with 3 separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC.
In addition, VisionChina Media Group made additional cash investments of $965,580 and $507,154 to its existing equity method investees, Dalian Mobile and Hubei Mobile, respectively.
In 2008, VisionChina Media Group made additional cash investments of $111,396 to its existing equity method investee, Haerbin Mobile and capitalized an amount due from its existing equity method investee, Henan Mobile, of $897,032.
As of December 31, 2008, VisionChina Media Group has, in total, nine equity method investees. The Group has accounted for these investments using the equity method of accounting.
The combined results of operations and financial position of these investments are summarized below:

	Year ended December 31,
	2006	2007	2008
Condensed statement of operations information:
Revenue	$681,751	$1,783,008	$5,019,647
Net losses	(631,128)	(2,124,146)	(482,795)

Group’s equity in net loss of investees	$(309,253)	$(1,040,832)	$(236,570)

	December 31,
	2007	2008

Condensed balance sheet information:
Current assets	$5,734,140	$5,490,270
Non-current assets	8,440,377	9,785,995

Total assets	$14,174,517	$15,276,265

Current liabilities	$4,464,240	$4,989,366
Equity	9,710,277	10,286,899

Total liabilities and equity	$14,174,517	$15,276,265

Group’s share of net assets	$4,758,036	$5,040,581

As of December 31, 2007 and 2008, the carrying value of the Group’s investments under the equity method was $6,714,853 and $7,686,065, respectively. The difference between the carrying value of the Group’s investments under the equity method and the Group’s share in its investees’ net assets was attributable to the elimination of unrealised profits on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible assets, which represent the broadcasting rights contributed by the investors, identified on formation and its related amortization.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
10.	OTHER INVESTMENTS
In February 2006, the Group acquired a 25% voting interest in Shenzhen Mobile, through VisionChina Media Group’s subsidiary, Shenzhen HDTV, for cash consideration of $1,543,769. Shenzhen Mobile was established in the PRC and engages in the provision of digital mobile television advertising services in the PRC. As the Group cannot exercise significant influence over Shenzhen Mobile’s operating and financial activities, the Group accounts for this investment using the cost method of accounting.
In August 2006, the Group acquired a 14% voting interest in Wuxi Guangtong Digital Mobile Television Company Limited (“Guangtong Mobile”), for cash consideration of $435,796. Guangtong Mobile was established in the PRC and engages in the provision of digital mobile television advertising business in the PRC. The Group accounts for this investment using the cost method of accounting.
11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	December 31,
	2007	2008

Accrued expenses	$327,566	$1,387,735
Accrued direct offering expenses	2,519,259	278,902
Accrued professional service fees	401,608	962,513
Accrued payroll and welfare	483,666	2,902,723
Other taxes payable	562,241	1,010,528
Customer deposits	653,201	919,938
Deferred revenue	926,573	253,128
Others	100,070	1,791,874

	$5,974,184	$9,507,341

12.	COMMON SHARES
The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 50,000,000 common shares with a nominal or par value of $0.0001 each. On April 12, 2006, the company issued 22,000,000 common shares to the then shareholders of VisionChina Media Group as part of the Company’s re-organization plan.
Upon completion of the initial public offering (“IPO”) in December 2007, the Company’s Memorandum and Articles of Association, as amended, authorized the Company to issue 200,000,000 common shares with a nominal or par value of US$0.0001 each. There were 68,386,838 common shares issued and outstanding as of December 31, 2007 after conversion of 14,250,000 Series A and 17,889.088 Series B convertible redeemable preferred shares to 32,139,088 common shares upon completion of the IPO, 13,500,000 common shares issued in connection with the IPO, and 747,750 share options were exercised with the issuance of 747,750 common shares during the year ended December 31, 2007.
There were 71,819,442 common shares issued and outstanding as of December 31, 2008 after issuance of 1,150,000 common shares in connection with the follow-on offering, 2,564,004 share options and restricted shares were exercised with the issuance of 2,564,004 common shares, and 281,400 common shares were repurchased by the Company during the year ended December 31, 2008.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
13.	SHARE INCENTIVE PLAN
On December 8, 2006, the Group adopted the 2006 share incentive plan (the “Plan”) which allows the Group to offer a variety of incentive awards to consultants and employees. The Group reserved 7,000,000 ordinary shares in 2006 and 2007 for issuance under the Plan. In December 2008, the total number of shares issuable under the Plan was increased to 8,000,000 shares. In December 2006, the Group granted 1,894,000 share options to employees and consultants with exercise prices ranging from $0.60 and $1.00. In 2007, the Group granted 3,996,639 share options to consultants and employees with exercise prices ranging from $1.00 and $6.545. In 2008, the Group granted 925,000 share options to employees with exercise prices ranging from $5.82 to $18.00. In 2008, the Group also granted 288,000 restricted shares to consultants and employees.
The contractual term of the options granted is generally ten years. The majority of the options granted vest 25% after the first year of service and rateably over the remaining 36-month period, and certain of the options vest based on certain performance conditions. Included in the 925,000 share options granted during 2008 are 394,500 options that would vest based on certain performance conditions. Included in the 3,996,639 share options granted in 2007 are 2,506,748 options that would vest based on certain performance conditions.
Management has used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

	2007	2008

Risk-free interest rate	0.42-5.31%	0.51-3.65%
Expected life	1.72-2.67 years	0.25-4 years
Expected volatility	0.31-0.361	0.382-1.122
Expected dividends	0%	0%
Expected volatility is derived by referring to the average annualized standard deviation of the share price of listed comparable companies. The expected life of the option has been assumed to be exercised evenly throughout the option life. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.
The fair value of the options granted in April and May 2007 were determined on a contemporaneous basis by the management of the Company, with reference to Series B convertible redeemable preferred shares. For the options granted on December 8, 2006, July 6, 2007, August 30, 2007 and October 31, 2007, the fair value of the options were determined on contemporaneous basis by a third party valuation specialist. The fair values of options granted in 2008 were determined on contemporaneous basis by management of the Company with reference to the market value of the Company’s shares.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
13.	SHARE OPTION PLAN — continued
A summary of share options under the Plan during the years ended December 31, 2006, 2007 and 2008 is presented below:

			Weighted-
	Number	Weighted-	average	Weighted-
	of	average	remaining	average
	shares	exercise price	contractual life	fair value

Outstanding as of January 1, 2006	—	—		—
Granted on December 8, 2006	1,894,000	$0.86		$0.19

Outstanding as of December 31, 2006	1,894,000	$0.86		$0.19
Granted
- April 6, 2007	800,739	1.90		0.22
- May 16, 2007	200,000	1.84		0.33
- July 6, 2007	1,230,000	3.545		0.04
- August 30, 2007	1,005,900	6.545		0.07
- October 31, 2007	760,000	6.545		1.30
Exercised	(747,750)	0.86		0.21
Forfeited	(304,530)	1.65		0.18

Outstanding as of December 31, 2007	4,838,359	$3.78	9.46	$0.31

Granted
- March 14, 2008	445,000	$10.19		$2.46
- June 3, 2008	128,000	18.00		6.01
- June 23, 2008	100,000	12.64		10.09
- September 29, 2008	170,000	15.54		5.37
- December 11, 2008	82,000	5.82		2.48
Exercised	(2,525,893)	4.31		0.37
Forfeited	(468,916)	9.06		1.97

Outstanding as of December 31, 2008	2,768,550	$5.19	8.58	$1.30

Vested and expected to vest as of December 31, 2008	2,377,686	$4.52	8.49	$1.13

Exercisable as of December 31, 2008	1,018,462	$3.17	8.33	$0.20
The aggregate intrinsic value of the outstanding share options was $5,656,900 as of December 31, 2008 and the aggregate intrinsic value of options exercisable as of December 31, 2008 was $2,643,523. The aggregate intrinsic value of options vested and expected to vest as of December 31, 2008 was $5,355,562.
The aggregate intrinsic values of options exercised during the years ended December 31, 2007 and 2008 were $5,339,565 and $38,778,583, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
13.	SHARE OPTION PLAN — continued
A summary of restricted shares under the Plan during the years ended December 31, 2006, 2007 and 2008 is presented below:

		Weighted
	Number of	average
	shares	fair value

Outstanding as of January 1, 2006, December 31, 2006 and 2007	—	$—
Granted	288,000	8.81
Forfeited	(45,000)	9.70

Outstanding as of December 31, 2008	243,000	$8.64

Vested as of December 31, 2008	38,111	$6.95

Restricted shares are granted subject to certain restrictions. The majority of the restricted shares generally vest 25% after the first year of service and rateably over the remaining 36-month period, and certain of the restricted shares vest based on certain performance conditions. Included in the 288,000 restricted shares granted during 2008 are 135,000 restricted shares that would vest based on certain performance conditions.
The total fair value of options and restricted shares vested and expensed for the years ended December 31, 2006, 2007 and 2008 was $78,752, $221,362 and $1,467,057, respectively.
As of December 31, 2008, there was $3,888,073 of total unrecognized share-based compensation cost related to non-vested share options and non-vested restricted shares granted under the Plan. That cost is expected to be recognized over 4 years.
14.	INCOME TAXES
The Company is a tax exempted company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiary, CDTC, and its VIE, VisionChina Media Group.
Before the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Law”) and its implementation regulations became effective on January 1, 2008, a foreign invested enterprise satisfying certain criteria could enjoy preferential tax treatments. CDTC, located in the Shenzhen Special Economic Zone, was subject to Foreign Enterprise Income Tax (“FEIT”) at a rate of 15%. For VisionChina Media Group, as its headquarters are located in the Shenzhen Special Economic Zone, it is subject to EIT at a rate of 15%. In addition, VisionChina Media Group was recognized as a “Culture Enterprise’ and thus its headquarters were entitled to a full exemption from EIT from 2006 to 2008. VisionChina Media Group has sales branches located in various cities in the PRC which were subject to 30% EIT and 3% local income tax.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
14.	INCOME TAXES — continued
On January 1, 2008, the New EIT Law took effect. It applies a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities. Enterprises that were subject to an EIT rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law. According to the implementation regulations, during the transition period the EIT rate for CDTC is 18%, 20%, 22%, 24% and 25% in the years 2008, 2009, 2010, 2011 and 2012, respectively.
In addition, the Ministry of Finance of the PRC and the State Administration of Taxation issued a circular “Notice on preferential tax treatment of enterprise income tax” in February 2008. The circular stipulates that newly established culture enterprises can enjoy the corporate income tax exemption treatment which has been approved by the authorities until the end of the holiday. VisionChina Media Group has already obtained the tax exemption approval certificate for year 2008 and thus continued to enjoy a full exemption from EIT in 2008. Further, in accordance with another circular, in November 2008, VisionChina Media Group has been recognized as a state-encouraged high-new technology enterprise starting from 2008, and the status is valid for a period of three years. Under the New EIT Law, a high-new technology enterprise is entitled to a preferential tax rate of 15%. As such, the EIT rate for VisionChina Media Group is 0%, 15%, 15%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012, respectively.
The Group has minimal operations in jurisdictions other than the PRC.
The current and deferred components of the income tax expense (benefit) appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2006	2007	2008

Current tax	$—	$—	$39,108
Deferred tax	—	(332,386)	(251,433)

	$—	$(332,386)	$(212,325)

The deferred tax benefit in 2008 represented the benefit arising from a change in tax rate as a result of the recognition of VisionChina Media Group as a state-encouraged high-new technology enterprise in November 2008.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
14.	INCOME TAXES — continued
The principal components of the Group’s deferred income tax assets are as follows:

	December 31,
	2007	2008

Deferred tax assets:
Net operating loss carrying forward	$540,145	$1,235,881
Fixed assets	1,110	—

Total deferred tax assets	541,255	1,235,881
Valuation allowance on deferred tax assets	(207,759)	(962,556)

Net deferred tax assets	$332,386	$273,325

Deferred tax liabilities:
Intangible assets	$—	$2,924,073

Total deferred tax liabilities	$—	$2,924,073

Movement of valuation allowance

	2006	2007	2008

At the beginning of the year	$43,819	$128,357	$207,759
Exchange realignment	—	—	14,376
Change in tax rate	—	—	11,976
Current year addition	84,538	79,402	728,445

At the end of the year	$128,357	$207,759	$962,556

A valuation allowance has been provided on the deferred tax assets because the Group believes that it is not more likely than not that the assets will be utilized. As of December 31, 2007 and 2008, a valuation allowance was provided for the deferred tax assets relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur. As of December 31, 2006, 2007 and 2008, the Group had net operating loss carryforward of approximately $351,579, $2,405,375 and $3,054,018 that will expire in the years ending December 31, 2011, 2012 and 2013, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
14.	INCOME TAXES — continued
A reconciliation of the income tax expense (benefits) to the amount computed by applying the current tax rate to income before income taxes in the statements of operations is as follows:

	Year ended December 31,
	2006	2007	2008

Expected taxation at PRC EIT statutory rate of 25% ( 2006 and 2007: 33%)	$(1,342,772)	$3,099,808	$11,626,587
Effect of different tax rates	—	—	(36,866)
Effect of loss that cannot be carried forward	—	—	370,960
Tax expense arising from items which are not deductible for tax purpose:
- non-deductible entertainment expenses	—	—	472,294
- other, net	—	—	58,474
Effect of tax exemption	1,258,234	(3,511,596)	(13,432,219)
Change in valuation allowance	84,538	79,402	728,445

Total income tax benefit	$—	$(332,386)	$(212,325)

$nil, $3,511,596 and $13,432,219 that would otherwise have been payable without tax holidays and tax concessions for the years ended December 31, 2006, 2007 and 2008, respectively. In addition, $nil, $0.14 and $0.19 would have been deducted from the basic losses/income per share for the years ended December 31, 2006, 2007 and 2008, respectively.
Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this standard to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the New EIT Law’s purposes. If one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Company’s results of operation.
Aggregate undistributed earnings of the Company’s subsidiaries and VIE in the PRC that are available for distribution to the Company of approximately $53 million at December 31, 2008 are considered to be indefinitely reinvested under Accounting Principles Board (“APB”) Opinion No. 23, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
14.	INCOME TAXES — continued
Under US GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIE affiliate because it believes such excess earnings can be distributed in a manner that would not be subject to tax.
The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on this evaluation, the Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, there are no interest and penalties related to uncertain tax positions. The years 2005 to 2008 remain subject to examination by the PRC tax authorities.
15.	PRC CONTRIBUTION PLAN AND PROFIT APPROPRIATION
The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits for the years ended December 31, 2006, 2007 and 2008 were $13,701, $53,387 and $483,065, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
16.	COMMITMENTS AND CONTINGENCY
(a) Lease commitments
The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expense under operating leases for the years ended 2006, 2007 and, 2008 was $165,221, $373,917 and $640,007, respectively.
As of December 31, 2008, the Group was obligated under certain operating leases, relating to the rental of office premises, requiring minimum rental payments as follows:

Year ending December 31,
2009	$679,828
2010	390,156
2011	112,601
2012	108,314
2013	108,314
2014 and thereafter	204,660

$1,603,873

(b) Others
The Group has entered into several agreements to pay media cost for periods of 5 to 10 years. As of December 31, 2008, future minimum purchase commitments under these agreements totalled approximately $182,042,000, which will be payable as follow:

Year ending December 31,
2009	$35,832,000
2010	32,367,000
2011	26,237,000
2012	21,394,000
2013	22,158,000
2014 and thereafter	44,054,000

$182,042,000

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
16.	COMMITMENTS AND CONTINGENCY — continued
(c) Significant legal proceedings
In February 2008, Xiamen Towona Culture Media Co., Ltd. (“Xiamen Towona”) filed a claim against Shanxi Mobile TV Co., Ltd. (“Shanxi Mobile TV”) in the Taiyuan Intermediate People’s Court (the “Taiyuan Court”) and VisionChina Media Group was joined as a third party defendant. In the complaint, Xiamen Towona alleged that Shanxi Mobile TV terminated the exclusive agency agreement in Taiyuan with Xiamen Towona without justification. Xiamen Towona sought specific performance of the agreement and monetary damages in the amount of RMB8.0 million. As of March 20, 2009, the trial hearing has been completed and the parties are waiting for the trial court to issue its judgment. The Group cannot assess the probable outcome of the litigation. If the Taiyuan Court rules against Shanxi Mobile TV, the Group may be forced to discontinue the operations in Taiyuan, and the Group may have a right to claim for equitable or legal remedies against Shanxi Mobile TV.
In July 2008, Xiamen Towona and Guangzhou Towona Mobile Digital Advertisement Media Co., Ltd. (“Guangzhou Towona”) jointly filed a claim against Guangzhou Third Bus Company and VisionChina Media Group in the Yuexiu District People’s Court in Guangzhou (the “Yuexiu Court”). In the complaint, Xiamen Towona and Guangzhou Towona alleged that Guangzhou Third Bus Company and VisionChina Media Group removed digital television displays installed by Xiamen Towona and Guangzhou Towona and replaced them with displays bearing the Group’s logo. Xiamen Towona and Guangzhou Towona requested equitable relief from the Yuexiu Court to restore their digital television displays. The trial court issued its judgment on December 19, 2008 rejecting all of the plaintiffs’ claims. The plaintiffs appealed the case to Guangzhou Intermediary People’s Court. Since the legal proceeding is in a preliminary stage, the Group cannot assess the outcome of the litigation.
17.	SEGMENT AND GEOGRAPHIC INFORMATION
The Group is engaged in the provision in advertising services and the sales of digital equipment to its investee companies in the PRC. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group.
Geographical information
The Group operates in the PRC and all of the Group’s identifiable assets are located in the PRC.
Although the Group operates in multiple cities in the PRC which include Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and other cities, it believes it operates in one segment as the Group provides services to customers irrespective of their locations. Accordingly all relevant information about the Group’s operations can be found in the consolidated financial statements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
17.	SEGMENT AND GEOGRAPHIC INFORMATION — continued
Major Customers
The Group contracts either directly with advertisers or through advertising agents. In 2008, there were no single advertisers or advertising agents that contributed for 10% or more of the Group’s net revenue.
In 2007, the Group had not directly contracted with any individual advertiser that accounted for 10% or more of the total advertising service revenue, but had contracted with the following advertising agents that accounted for 10% or more of the total advertising service revenue:

2007

Agent A	$4,770,915
Agent B	3,870,064
Agent C	3,554,534
Agent D	3,117,335
In 2006, there were no advertisers or advertising agents which accounted for 10% or more of the total advertising service revenue.
The accounts receivable from customers with balances over 10% of the accounts receivable, net represents 75% and 29% of the balance of the account as of December 31, 2007 and 2008, respectively.
18.	RELATED PARTY TRANSACTIONS
(a) Details of amounts due from related parties as of December 31, 2007 and 2008 are as follows:

	December 31,
	2007	2008

Chengdu Mobile	$674,547	$538,220
Dalian Mobile	98,484	196,907
Henan Mobile	838,977	—
Hubei Mobile	133,951	100,178
Jilin Mobile	406,828	504,238
Suzhou Mobile	—	27,167
Changzhou Mobile	233,215	482,753
Ningbo Mobile	1,164,610	1,032,761
Shenzhen Mobile	1,964,131	2,149,863
Guangtong Mobile	82,252	193,477

	$5,596,995	$5,225,564

The amounts due from related parties are non-interest bearing and repayable on demand.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
18.	RELATED PARTY TRANSACTIONS — continued
(b) Details of amounts due to related parties as of December 31, 2007 and 2008 are as follows:

	December 31,
	2007	2008

Chengdu Mobile	$107,028	$29,135
Dalian Mobile	51,798	124,471
Guangtong Mobile	8,640	—
Haerbin Mobile	—	8,179
Hubei Mobile	7,829	29,616
Jilin Mobile	28,227	51
Henan Mobile	76,350	11,991
Suzhou Mobile	38,832	33,365
Ningbo Mobile	6,896	472,805
Changzhou Mobile	1,932	2,348
Shenzhen Meidi Zhiye Development Co., Ltd. (“Zhiye”)	28,147	70,897
Shenzhen Champs Elysees Renovations Co., Ltd. (“Champs Elysees”)	52,221	3,425

	$407,900	$786,284

The amounts due to related parties are non-interest bearing and repayable on demand.
Zhiye was a former shareholder of VisionChina Media Group and Champs Elysees is a company in which the chief executive officer’s wife holds a beneficial interest.
(c) Advertising equipment sales to investee companies
The Group sold digital equipment at negotiated price to related parties for a total amount of, $1,839,598, $1,896,200 and $565,392 for the years ended December 31, 2006, 2007 and 2008, respectively. Details are as follows:

	Year ended December 31,
	2006	2007	2008

Chengdu Mobile	$366,772	$158,605	$15,531
Dalian Mobile	561,891	229,822	—
Haerbin Mobile	106,614	6,567	—
Henan Mobile	280,327	128,455	162,546
Hubei Mobile	50,399	148,042	—
Jilin Mobile	473,595	—	—
Suzhou Mobile	—	216,571	157,352
Changzhou Mobile	—	313,558	150,407
Ningbo Mobile	—	694,580	79,556

	$1,839,598	$1,896,200	$565,392

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
18.	RELATED PARTY TRANSACTIONS — continued
(d) Services rendered by investee companies
The Group has received broadcasting service from related parties at negotiated prices for a total amount of $78,434, $2,708,389 and $7,989,832 for the years ended December 31, 2006, 2007 and 2008, respectively. Details are as follows:

	Year ended December 31,
	2006	2007	2008

Chengdu Mobile	$41,908	$76,441	$1,007,951
Dalian Mobile	13,350	40,668	883,650
Guangtong Mobile	9,092	102,531	345,491
Jinlin Mobile	14,084	19,228	274,013
Hubei Mobile	—	7,665	430,587
Haerbin Mobile	—	3,364	51,333
Ningbo Mobile	—	6,769	1,334,749
Suzhou Mobile	—	8,849	133,183
Changzhou Mobile	—	1,897	268
Henan Mobile	—	—	41,325
Shenzhen Mobile		2,440,977	3,487,282

	$78,434	$2,708,389	$7,989,832

(e) Rental expense
During the year ended December 31, 2008, the Group rented office space from Zhiye. The rate for rent was determined based on negotiated prices. The rental expense for the year is $163,511.
(f) Others
In March 2007, the Group borrowed an aggregate amount of $2,246,453 from Zhiye. The amount was interest-free and fully repaid as of December 31, 2007.
For the years ended December 31, 2006, 2007 and 2008, the Group paid office decoration charges of $6,306, $347,029, and $194,101, respectively, to a company, in which the chief executive officer’s wife holds a beneficial interest. During the year ended December 31, 2008, the Group also paid property management fees and utility expenses of $22,661 to a company, in which the chief executive officer’s wife holds a beneficial interest.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
19.	PROFIT APPROPRIATION
In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries, being foreign invested enterprises established in China, are required to provide certain statutory reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries.
In accordance with the PRC Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus, statutory public welfare and discretionary surplus funds. The Company’s VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised PRC Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to the discretionary surplus fund is made at the discretion of the Company’s VIE and its subsidiaries.
The general reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The staff welfare and bonus and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.
There were no appropriations to reserves by the Company other than the Company’s subsidiaries and VIE in the PRC during any of the periods presented. During the years ended December 31, 2006, 2007 and 2008, approximately $Nil, $767,948 and $5,597,415 was appropriated from retained earnings to the statutory surplus reserve, respectively.
20.	RESTRICTED NET ASSETS
Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets and reserves to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and reserves of the Company’s PRC subsidiaries and VIE, totaling approximately $172,216,501 as of December 31, 2008.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
21.	CONVERTIBLE REDEEMABLE PREFERRED SHARES
In April 2006, the Company issued 14,250,000 Series A convertible redeemable preferred shares (“Series A Preferred Share(s)”) for $1 per share for total proceeds of $13,636,994, net of issuance costs of $613,006.
In March and July 2007, the Company issued an aggregate of 17,889,088 Series B convertible redeemable preferred shares (“Series B Preferred Share(s)”) for $2.236 per share for total proceeds of $38,264,439, net of issuance costs of $1,735,561.
Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Share(s)”.
Upon completion of the IPO in December 2007, all convertible preferred shares automatically converted into 32,139,088 common shares. As of December 31, 2006, the Company had 14,250,000 Series A Preferred Shares outstanding.
The holders of Preferred Shares have various rights and preferences as follows:
Redemption
The Preferred Shares are not redeemable at the option of holders of the Preferred Shares except:
(1)	Optional redemption beginning on April 13, 2009; or upon suspension or termination of wireless television signals representing more than 50% of the Company’s television network. The redemption price for each of Preferred Shares shall be equal one hundred and fifty percent (150%) of the applicable original issue price, plus in each case all dividends declared and unpaid with respect thereto per Preferred Share then held by such holder; or

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
The Company accrued the premium over the redemption period as a deemed dividend with a charge against the deficit of $1,583,333 and $6,625,262 for the years ended December 31, 2006 and 2007, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. dollars (“$”), except number of shares)
21.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued
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
Voting
Subject to the provisions of the Memorandum and the Articles, at all general meetings of the Company: (i) the holder of each common share issued and outstanding shall have one vote in respect of each common share held, and (ii) the holder of Preferred Shares shall be entitled to such number of votes as equals the whole number of common shares into which such holder’s collective Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Company’s shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company’s shareholders is first solicited. Subject to provisions to the contrary elsewhere in the memorandum and the Articles, or as required by the Statute, the holders of Series A Preferred Shares shall vote together with the holders of common shares, and not as a separate class or series, on all matters put before the shareholders.
Liquidation
Upon any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, before any distribution or payment shall be made with respect to any common shares, an amount shall be paid on a pari passu basis with respect to each Preferred Share equal to the greater of (i) one hundred fifty percent (150%) of the applicable original issue price (as adjusted for any dividend of shares, division or combination of shares recapitalizations and the like) plus all dividends declared and unpaid with respect thereto; and (ii) a pro rata share of all funds and assets of the Company legally available for distribution to shareholders of the Company on the basis as if all the Preferred Shares were converted into common shares immediately before the holding of the general meeting, plus all declared but unpaid dividends thereon.
22.	SUBSEQUENT EVENTS
In January and March 2009, the Company granted options and restricted shares to purchase an aggregate of 572,550 common shares to employees and consultants under the Plan.

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
BALANCE SHEETS
(Amounts in U.S. dollars (“$”), except number of shares)

	December 31,
	2007	2008

ASSETS
Current Assets:
Cash and cash equivalents	$101,949,141	$56,152,920
Amounts due from subsidiaries	5,950,390	18,114,223
Prepaid expenses and other current assets	318,922	281,102

Total current assets	$108,218,453	$74,548,245

Non-current Assets:
Fixed assets, net	—	$66,012
Investment in subsidiaries and variable interest entities	58,284,253	173,896,938

Total non-current assets	$58,284,253	$173,962,950

TOTAL ASSETS	$166,502,706	$248,511,195

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accured expenses and other current liabilities	$2,473,887	$3,437,981

Total liabilities	$2,473,887	$3,437,981

Shareholders’ equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 68,386,838 and 71,819,442 shares issued and outstanding as of December 31, 2007 and 2008, respectively)	$6,839	$7,182
Additional paid-in capital	163,820,443	190,694,719
Accumulated (deficits) profits	(2,789,127)	44,020,823
Accumulated other comprehensive income	2,990,664	10,350,490

Total shareholders’ equity	$164,028,819	$245,073,214

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$166,502,706	$248,511,195

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
STATEMENT OF OPERATIONS
(Amounts in U.S. dollars (“US$”), except number of shares)

	For the period
	from January 27,
	2006 (date of
	incorporation) to
	December 31,	Year ended December 31,
	2006	2007	2008

General and administrative expenses	$(80,052)	$(346,777)	$(2,884,499)
Equity in (loss) income of subsidiaries and variable interest entities	(3,951,674)	9,426,329	48,252,862

Operating (loss) profit	(4,031,726)	9,079,552	45,368,363
Interest income	57,836	313,806	1,441,587

Net (loss) income	(3,973,890)	9,393,358	46,809,950
Deemed dividend on convertible redeemable preferred shares	1,583,333	6,625,262	—

Net (loss) income attributable to holders of common shares	$(5,557,223)	$2,768,096	$46,809,950

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(Amounts in U.S. dollars (“$”), except number of shares)

					Accumulated
			Addition		other	Total
	Common shares		paid-in	Accumulated	comprehensive	shareholders’	Comprehensive
	Number	Amount	capital	(deficits) profit	income	equity	(losses) income

Issue of common share	22,000,000	$2,200	$6,057,937	$—	$—	$6,060,137
Share-based compensation	—	—	78,752	—	—	78,752
Net loss	—	—	—	(3,973,890)	—	(3,973,890)	$(3,973,890)

Deemed dividend on convertible redeemable preferred shares	—	—	—	(1,583,333)	—	(1,583,333)

Balance at December 31, 2006	22,000,000	$2,200	$6,136,689	$(5,557,223)	$—	$581,666
Initial public offering of common shares	13,500,000	1,350	100,438,650	—	—	100,440,000
Direct offering expenses		—	(3,725,432)	—	—	(3,725,432)
Conversion of redeemable preferred shares to common shares	32,139,088	3,214	60,106,814	—	—	60,110,028
Exercise of share options	747,750	75	642,360	—	—	642,435
Share-based compensation	—	—	221,362	—	—	221,362
Cumulative translation adjustment	—	—	—	—	2,990,664	2,990,664	$2,990,664
Net income	—	—	—	9,393,358	—	9,393,358	9,393,358

							$12,497,954

Deemed dividend on convertible redeemable preferred shares	—	—	—	(6,625,262)	—	(6,625,262)

Balance at December 31, 2007	68,386,838	$6,839	$163,820,443	$(2,789,127)	$2,990,664	$164,028,819
Issuance of common shares pursuant to follow-on offering	1,150,000	115	17,569,585	—	—	17,569,700
Direct offering expenses	—	—	(1,613,738)	—	—	(1,613,738)
Shares repurchase	(281,400)	(28)	(1,454,628)	—	—	(1,454,656)

Exercise of share options	2,525,893	252	10,906,004	—	—	10,906,256
Restricted shares	38,111	4	(4)	—	—	—
Share-based compensation	—	—	1,467,057	—	—	1,467,057
Cumulative translation adjustment	—	—	—	—	7,359,826	7,359,826	$7,359,826
Net income	—	—	—	46,809,950	—	46,809,950	46,809,950

							$54,169,776

Balance at December 31, 2008	71,819,442	$7,182	$190,694,719	$44,020,823	$10,350,490	$245,073,214

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars (“US$”), except number of shares)

	For the period
	from January 27,
	2006 (date of
	incorporation) to
	December 31,	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net (loss) income	$(3,973,890)	$9,393,358	$46,809,950
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	—	—	4,514
Equity in loss (income) of subsidiaries and variable interest entities	3,951,674	(9,426,329)	(48,252,862)
Share-based compensation	78,752	221,362	1,467,057
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(41,294)	(277,627)	37,820
Amounts due from subsidiaries	(6,041,201)	(2,424,939)	—
Accrued expenses and other current liabilities	24,141	2,449,746	1,654,096

Net cash (used in) provided by operating activities	(6,001,818)	(64,429)	1,720,575

Cash flows from investing activities:
Acquisition of fixed assets	—	—	(70,526)
Advances to subsidiaries	—	—	(12,061,513)
Investments in subsidiaries	(6,758,798)	(37,000,000)	(59,999,997)

Net cash used in investing activities	(6,758,798)	(37,000,000)	(72,132,036)

Cash flows from financing activities:
Proceeds from issuance of common shares, net of issuance cost	—	99,230,318	13,708,984
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance cost	13,636,994	—	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance cost	—	38,264,439	—
Proceeds from exercised options and restricted shares	—	642,435	10,906,256

Net cash provided by financing activities	13,636,994	138,137,192	24,615,240

Net increase (decrease) in cash and cash equivalents	876,378	101,072,763	(45,796,221)
Cash and cash equivalents at the beginning of the period/year	—	876,378	101,949,141

Cash and cash equivalents at the end of the period/year	$876,378	$101,949,141	$56,152,920

Non-cash financing activity:
Shares repurchase not yet settled	—	—	1,454,656

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
(Amounts in U.S. dollars (“US$”))
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of SEC Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2007 and 2008, approximately $54,949,065 and $172,216,501 of the registered capital and reserves are not available for distribution, and as such, the condensed financial information of VisionChina Media Inc. has been presented for the period starting from January 27, 2006 (the date of incorporation). No condensed financial information has been presented for additional periods as the Company did not legally exist until January 27, 2006 and the historic consolidated financial statements presented represent those of the Group as if the Company had been incorporated as of the earliest period presented.
Basis of Presentation
For the purposes of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and 100% of the subsidiaries’ profit or loss as “Equity in (loss) income of subsidiaries and variable interest entities” on the statement of operations.

EXHIBIT INDEX

Exhibit
Number	Description of Document
1.1
Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

1.2
Form of Second Amended and Restated Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.1
Specimen Certificate for Common Shares of VisionChina Media Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.2
Form of American Depositary Receipt of VisionChina Media Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.3
Form of Deposit Agreement among VisionChina Media Inc., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.1
Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.2
Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.3
Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.4
Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.5
Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.6 *	Registrant’s Amended and Restated 2006 Share Incentive Plan

4.7
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.8
Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.9
Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.10
Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.11
Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.12
Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.13
Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.14
Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.15
Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.16
Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.17
Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number		Description of Document
4.18
Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.19
Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.20
Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.21
Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

8.1*		List of Subsidiaries

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report