Form 20-F
period 2009-12-31
VISIONCHINA MEDIA INC.
filed 2010-06-23
CIK 1415911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
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
At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value US$0.0001 per share	Nasdaq Global Market*
American Depositary Shares, each representing one Common Share	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
72,140,684 Common Shares
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
Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes ☐     No ☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American Depositary Shares

VISIONCHINA MEDIA INC.
ANNUAL REPORT ON FORM 20-F

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F
     Unless otherwise indicated, references in this annual report to:
•	“ADSs” refers to our American depositary shares, each of which represents one common share, and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“local operating partners” refers to the local television stations with which we established our direct investment entities, or the local mobile digital television operating companies with which we entered into exclusive agency agreements or from which we buy advertising time;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “common shares” refers to our common shares; “preferred shares” refers to our Series A convertible redeemable preferred shares and Series B convertible preferred shares; and

•	“we,” “us,” “our company,” “our” and “VisionChina” refer to VisionChina Media Inc., a Cayman Islands company, its predecessor entities and subsidiaries, and its consolidated affiliated entities and their subsidiaries. Although VisionChina does not directly or indirectly own any equity interest in its consolidated affiliated entities, VisionChina effectively controls these entities through a series of contractual arrangements. We treat our consolidated affiliated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.
     This annual report includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009.
     Our ADSs is listed on the Nasdaq Global Market under the symbol “VISN.”
Part I

Item 1.	Identity of Directors, Senior Management and Advisers
     Not Applicable.

Item 2.	Offer Statistics and Expected Timetable
     Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data
     The following selected condensed consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the condensed consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our consolidated financial statements, which are included elsewhere in this annual report. The following selected condensed consolidated statement of operations data for the period from April 8, 2005 (date of inception) to December 31, 2005 and the year ended December 31, 2006 and the condensed consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our consolidated financial statements, which are not included elsewhere in this annual report. You should read the selected condensed consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the
	Period	For the Year Ended
	from April	December 31,
	8, 2005 to
	December 31, 2005	2006	2007	2008	2009
		(US$, except number of shares)
Condensed Consolidated Statement of Operations Data:
Revenues
Advertising service revenues	—	2,033,284	27,489,391	103,515,250	120,686,086
Advertising equipment revenues	290,521	1,839,598	1,896,200	565,392	—

Total revenues	290,521	3,872,882	29,385,591	104,080,642	120,686,086

Cost of revenues
Advertising service cost	—	3,967,081	12,801,957	40,602,022	61,104,381
Advertising equipment cost	261,504	1,639,895	1,583,325	475,432	—

Total cost of revenues	261,504	5,606,976	14,385,282	41,077,454	61,104,381

Gross profit (loss)	29,017	(1,734,094)	15,000,309	63,003,188	59,581,705

Operating expenses	386,215	2,067,291	5,098,576	20,126,107	32,046,119
Government grant	—	125,953	—	—	538,085
Loss from equity method investees	(104,475)	(469,841)	(1,262,273)	(484,969)	(998,606)

Operating (loss) profit	(461,673)	(4,145,273)	8,639,460	42,392,112	27,075,065
Interest income	45,264	98,873	505,888	3,480,212	1,860,017
Interest expense	—	—	—	—	(109,590)
Government grant	—	—	—	672,515	—
Other expenses	—	(22,608)	(95,719)	(38,491)	(1,278)

Net (loss) income before income taxes	(416,409)	(4,069,008)	9,049,629	46,506,348	28,824,214
Income tax benefits(expenses)	—	—	332,386	212,325	(2,348,354)
Net loss attributable to non-controlling interest	—	—	11,343	91,277	127,043

Net (loss) income attributable to VisionChina Media Inc. shareholders	(416,409)	(4,069,008)	9,393,358	46,809,950	26,603,003
Deemed dividend on convertible redeemable preferred shares	—	1,583,333	6,625,262	—	—

Net (loss) income attributable to holders of common shares	(416,409)	(5,652,341)	2,768,096	46,809,950	26,603,003

Net (loss) income per common share:
Basic	(0.02)	(0.26)	0.11	0.67	0.37
Diluted	(0.02)	(0.26)	0.11	0.65	0.37
Shares used in computation of net (loss) income per share:
Basic	22,000,000	22,000,000	24,709,522	70,064,663	71,686,900
Diluted	22,000,000	22,000,000	25,771,702	72,404,916	72,676,438
Share-based compensation expenses during the related periods included in:
Cost of revenues	—	37,576	34,431	39,847	63,477
Selling and marketing expenses	—	5,374	135,722	1,163,623	3,698,329
General and administrative expenses	—	35,802	51,209	263,587	570,305

Note:	Noncontrolling interest for the period from April 8, 2005 to December 31, 2005, the years ended December 31, 2006, 2007 and 2008 has been reclassified in accordance with Financial Accounting Standard Board, or FASB, Accounting Standards Codification, or ASC, 810 “Consolidation”.

	As of December 31,
	2005	2006	2007	2008	2009
	(US$, except number of shares)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	2,599,078	5,215,693	131,139,659	163,248,286	68,834,087
Total assets	6,040,923	17,043,776	175,300,276	293,639,567	388,915,736
Total current liabilities	247,117	1,241,783	10,618,779	42,304,706	102,935,518
Series A convertible redeemable preferred shares	—	15,220,327	—	—	—
Common shares	2,200	2,200	6,839	7,182	7,214
Total VisionChina Media Inc. shareholders’ equity	5,793,806	581,666	164,028,819	245,073,214	272,981,356
Number of common shares issued and outstanding	22,000,000	22,000,000	68,386,838	71,819,442	72,140,684

Note:	Noncontrolling interest as of December 31, 2005, 2006, 2007 and 2008 has been reclassified in accordance with FASB ASC 810.

	As of December 31,
	2007	2008	2009
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	31,476	57,250	79,571
Direct investment cities	9,726	4,406	2,594

Total	41,202	61,656	82,165
Number of digital displays in our supplemental subway advertising platform	208	4,608	7,134

	For the Year Ended December 31,
	2007	2008	2009
Total hours of broadcasting(1)	77,925	119,170	138,164
Average revenue per hour(1)(2) (US$)	341	843	825
Average advertising minutes sold per hour	7.04	7.72	6.47

(1)	Includes all of the cities in our network and supplemental subway advertising platform.

(2)	We calculate average revenues per hour by dividing our advertising service revenues derived from our network and supplemental subway advertising platform by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.
Exchange Rate Information
     A number of RMB-denominated figures used in this annual report are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009, which was RMB6.8259 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8267 to US$1.00 as of June 18, 2010.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8254	6.8257	6.8265	6.8245
June (up to June 18)	6.8267	6.8298	6.8323	6.8267

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness
     Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
     Not Applicable.

D.	Risk Factors
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
     The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States, China and other parts of the world. This global economic and financial market crisis has had, and may continue to have, a negative effect on the market price of our ADSs, the volatility of which has increased as a result of the disruptions in the financial markets. It may also impair our ability to borrow funds or enter into other financial arrangements if and when additional funds become necessary for our operations. We believe many of our advertisers have also been affected by the recent economic turmoil. Current or potential advertisers may no longer be in business, may be unable to fund advertising purchases or determine to reduce purchases, all of which would lead to reduced demand for our advertising services, reduced gross margins, and increased delays of payments of accounts receivable or defaults of payments. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given our fixed media costs associated with our operations. Therefore, if the current economic downturn continues, our business, financial condition, results of operations and cash flow could be materially and adversely affected. In addition, the timing and nature of the continued recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future or that our results will not continue to be materially and adversely affected.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.
     We began operations in April 2005. We entered into our first direct investment arrangement in Chengdu in May 2005, and we secured our principal exclusive mobile digital television advertising agency arrangements on buses in Beijing and Shenzhen in October and December 2006, respectively. We secured our principal exclusive mobile digital television advertising agency arrangements on subways in Shenzhen and Beijing in May and August 2007, respectively. Accordingly, we have a very limited operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our mobile digital television advertising network on mass transportation systems because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects. In addition, due to our short operating history and recent additions to our management team, some of our senior management and employees have only worked together at our company for a relatively short period of time. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business.
We have incurred net losses in the past and may incur losses in the future.
     For the period from April 8, 2005, the date we commenced operations, to December 31, 2005, and in 2006, we incurred a net loss of US$0.4 million and US$5.7 million, respectively. We pay media costs to our local operating partners for operating our advertising business on buses and subways. These fees constitute a significant portion of our cost of revenues and accounted for approximately 37.2%, 29.7% and 41.4% of our net revenues in the years ended December 31, 2007, 2008 and 2009, respectively. Most of the media costs are fixed with certain escalation clauses. However, our revenues may fluctuate significantly from period to period for various reasons. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations and result in a net loss in the period.
If we are required to impair our goodwill or other amortizable intangible assets, our financial condition and results of operations would be adversely affected.
     As of December 31, 2009, we had goodwill and amortizable intangible assets of US$120.5 million, arising from our acquisitions of six advertising agency businesses in 2008. In January 2010, we completed our acquisition of Digital Media Group Company Limited, or Digital Media Group, for a total consideration of US$160 million, payable in cash and/or our common shares to eligible former shareholders of the Digital Media Group in three installments over the next two years. We expect to record additional goodwill and intangible assets in connection with our acquisitions of those six advertising agency businesses and our acquisition of Digital Media Group. We are required under U.S. GAAP to review our amortizable intangible assets and goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of goodwill and our amortizable intangible assets may not be recoverable, such as a decline of growth in our industry, may have an adverse impact on the operating result of the acquired businesses. We evaluate the amounts of the goodwill and amortizable intangible assets for impairment based on the forecasts of financial performances of the acquired businesses which in turn are based on various assumptions. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Goodwill and Intangible Assets.” As we have a limited operating history upon which we can use to forecast the financial performances of these acquired businesses, any adverse change in the assumptions underlying the forecasts may result in impairment changes to be recorded in our financial statements, which may affect our financial condition and results of operations.

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

     As an operator of an advertising medium, we are obligated under PRC laws, rules and regulations to monitor the advertising content aired on our network or supplemental subway advertising platform for compliance with applicable laws. Although the advertisements shown on our network generally have previously been broadcast over public television networks and have been subjected to internal review and verification by these broadcasters, we are required to separately and independently review and verify these advertisements for content compliance before displaying these advertisements. In addition, for advertising content related to special types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertisers’ operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We employ, and our local direct investment entities are required by the applicable PRC laws, rules and regulations to employ, qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. Our reputation will be tarnished and our results of operations may be adversely affected if advertisements shown on our mobile digital television advertising network or supplemental subway advertising platform are provided to us by our advertising clients in violation of relevant PRC content laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete, or if the advertisements that our local operating partners have broadcast on our network have not received required approvals from the relevant local supervisory bodies, or if the advertisements are not content compliant.
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
     SARFT promulgated Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003 that became effective on January 1, 2004. This regulation is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than 20% of its total broadcasting time each day. On average we sold 6.47 advertising minutes per broadcasting hour in the year ended December 31, 2009. Our PRC counsel has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of the date hereof, SARFT has not indicated that this regulation shall apply to mobile digital television. As a result, we believe that this regulation is not applicable to the mobile digital television industry. However, SARFT may determine that this regulation is applicable to the mobile digital television industry or promulgate new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks. If any of these events occur, the total advertising time on our network will be limited and, as a result, our business and prospects could be materially and adversely affected.
Our failure to maintain relationships with local television stations or local mobile digital television companies would harm our business and prospects.
     Our ability to generate revenues from advertising sales depends largely upon our ability to air advertisements on large mobile digital television networks on mass transportation systems in cities. This, in turn, requires that we develop and maintain business relationships with local television stations, local mobile digital television companies, local governments, and mass transportation services through which we obtain programming, broadcasting and space for our mobile digital television advertising networks. As of December 31, 2009, we provided advertising services through our network and supplemental subway advertising platform with approximately 89,299 digital displays in 19 cities in China. We have entered into exclusive advertising agency arrangements in 16 cities and direct investment arrangements in 11 cities in China. We cannot assure you that we can maintain these relationships on satisfactory terms, or at all. Our local operating partners may unilaterally terminate our agreements with them before the expiration of these agreements if there are events of force majeure or if we have breached the agreements. For example, our agreement with our local operating partner in Beijing requires us to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner in Beijing and the local bus company in Beijing. If we fail to perform our contractual obligations, we will be in breach of our agreement and our local operating partner may unilaterally terminate our agreement. If we fail to maintain relationships with our local operating partners, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.
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
     In most of the cities where we operate, our business relationships with local bus companies or other selected operations are secured and provided by our local operating partners or our direct investment entities. Our operations on the supplemental subway advertising platform in Guangzhou and Shenzhen are secured by our agreements with the subway companies in these two cities, respectively. However, we cannot assure you that we and our local operating partners can maintain these relationships with the local bus companies or subway companies on satisfactory terms, or at all, or that the local bus companies or subway companies will not terminate these relationships before their expiration. If we or our local operating partners fail to maintain these relationships, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.
A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not meet the newly adopted PRC national standards for mobile digital television operations. We may be required to spend significant capital and other resources to convert the digital television broadcasting infrastructure of our local operating partners to these national standards, which could materially and adversely affect our business, financial condition and results of operations.
     Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has issued a notice to require some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. As of April 1, 2010, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 11 cities have been converted to the National Standard, but those in another 10 cities have not yet completed the conversion and do not meet the requirements of the National Standard. Our direct investment entities and our local operating partners may be required to spend significant capital and other resources, including on new equipment, to covert their digital television broadcasting infrastructure to the National Standard. Under some of our exclusive advertising agency agreements, we are responsible for a portion of such expenditures. We are unable to accurately estimate the amount and timing of capital expenditures required for our local operating partners and us to meet the requirements of the National Standard. Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.
In certain cities, we may be required to obtain approvals in order to continue including non-advertising content in our programs that are transmitted through closed circuit networks. If we are unable to continue to include non-advertising content in our programs, our business and prospects could be adversely affected.
     On December 6, 2007, the SARFT, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. Under the SARFT Circular, the display of audio-video programs, such as television news, films and television shows, sports, technology and entertainment, through public audio-video systems located in outdoor public systems, including automobiles, airports and bus and train stations, must be approved by the SARFT. While the SARFT Circular is not applicable to audio-video transmitted through digital broadcast technology, it is applicable to audio-video transmitted through closed circuit networks. As a result, we may be required to obtain approvals for certain of our supplemental subway advertising operations acquired in connection with our acquisition of Digital Media Group. These supplemental subway advertising operations transmit programming through closed video networks rather than digital broadcast technology and include Beijing (Lines 1, 2 and 4), Tianjin and Chongqing.

     We intend to obtain the required approvals for our non-advertising content for the programming in these operations. However, the relevant government authority in China has not promulgated any implementation rules on the procedure for applying for the requisite approvals. We cannot assure you that we will obtain such approvals as required by the SARFT Circular in a timely manner or at all. If we do not obtain the requisite approvals, we may be required to eliminate non-advertising content from programming transmitted through closed circuit networks, and as a result, advertisers may find our network less attractive, which could have an adverse affect on our business and prospects.
We operate in the advertising industry, which is particularly sensitive to changes in economic conditions and advertising trends.
     Demand for advertising time on our network and supplemental subway advertising platform, and the resulting advertising spending by our clients, are particularly sensitive to changes in general economic conditions. For example, advertising expenditures typically decrease during periods of economic downturn. Advertisers may reduce the money they spend to advertise on our network and supplemental subway advertising platform for a number of reasons, including:
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
     The actual prices we can charge advertisers for time on our mobile digital television network and supplemental subway advertising platform depend on the size and quality of our networks and the demand by advertisers for advertising time. Advertisers choose to advertise on our advertising network in part based on the size of the network and the desirability of the cities where we operate. If we fail to maintain or increase the number of cities, diversify advertising channels in our network, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our network or to pay the advertising fees we require to remain profitable. Any significant decrease in demand could cause us to lower the prices we charge for advertising time on our network and could negatively affect our ability to increase revenues in the future.

We generally do not have exclusive or long-term agreements with our advertising clients and we may lose their engagement if they are not satisfied with our services or for other reasons.
     As is customary in the advertising industry in China, we generally do not have exclusive or long-term agreements with our advertising clients. A majority of our agreements with our advertising clients have a term of less than a year. As a result, we must rely on high-quality services, industry reputation, our network size and coverage and favorable pricing to attract and retain advertising clients. There is no assurance, however, that we will be able to maintain our relationships with current and/or future clients. In particular, we derive a substantial percentage of our revenues from a small number of advertising clients. For example, our top ten advertising clients in the aggregate accounted for 39.7% of our total revenues for the year ended December 31, 2009. These and our other advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. We have lost client accounts in the past and may lose client accounts in the future. If a substantial number of our advertising clients choose not to continue to purchase advertising time from us, we would be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected.
We face significant competition, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.
     We compete with other mobile digital television advertising companies and other new media advertising companies in China. We compete for advertising clients primarily on the basis of network size and coverage, location, price, range of services and brand name. We also face competition from other mobile digital television advertising network operators for access to the most desirable cities and mass transportation systems in China. Our major competitors include other companies that operate out-of-home advertising media networks such as Focus Media Holding Limited, AirMedia Group Inc., Towona Mobile Digital Co., Ltd. and Bus Online Media Co., Ltd. We also compete for overall advertising spending with other advertising media, such as television, mass transportation posters, billboards, newspapers, radio, magazines and the Internet. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash cards or DVDs.
     Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates the largest mobile digital television advertising network using broadcasting technology. As a result, we face barriers-to-entry to expand our network on the bus platform in Shanghai. In addition, we will face barriers-to-entry as we attempt to expand our out-of-home advertising network to different media platforms, such as in-building displays or large outdoor LED displays, because other companies have already signed exclusive placement agreements to secure the most desirable locations.
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

Several major cities in China have accounted, and will continue to account, for a substantial majority of our revenues. Our business and financial conditions are particularly subject to general economic conditions and the relationships with our local operating partners in these cities.
     A substantial majority of our revenues are currently generated from our operations in three major cities in China: Beijing, Guangzhou and Shenzhen. These three cities in the aggregate accounted for 63.1% and 62.9% of our total advertising service revenues in 2008 and 2009, respectively. In addition, following the completion of our acquisition of Digital Media Group, we expect Shanghai to also account for a significant portion of our total advertising service revenues. We expect to generate a substantial portion of our revenues from these four cities in the future. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or changes in advertising preferences, our mobile digital television network, our supplemental subway advertising platform and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with the local operating partners in any of these cities, our business, financial condition and results of operations would be materially and adversely affected.
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
     We have been expanding our operations and plan to continue to expand rapidly in China. To meet the demand of advertisers for broader network coverage, we must continue to expand our network by installing more digital television displays on buses and other mass transportation systems and include additional media platforms, such as personal mobile devices and in-building displays. The continued growth of our business has resulted in, and will continue to result in, substantial demand on our management, operational and other resources. In particular, the management of our growth will require, among other things:
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
     In particular, we depend on our sales and marketing team to sell advertising time. We market our advertising services directly to advertisers, as well as to advertising agencies. As of December 31, 2009, we had 368 dedicated sales and marketing personnel and 7 consultants to support our sales and marketing efforts. We depend on our sales staff to market our services to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff as our business continues to grow. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel, our sales and marketing efforts may be materially impaired and our business, financial condition and results of operations could be materially and adversely affected.
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

     We may need additional cash resources due to changed business conditions, acquisitions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.
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

     Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for such acquisition candidate on commercially reasonable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of our time and resources and may potentially disrupt our existing business. Furthermore, we cannot assure you that we will be able to successfully integrate our acquisitions into our operations or that the expected synergies from future acquisitions will actually materialize. For example, in connection with the integration of our acquisition of Digital Media Group, we may desire to replace the current shareholders of Beijing Eastlong Advertising Co., Ltd., or Beijing Eastlong Advertising, the consolidated affiliated entity of Digital Media Group, with employees of ours. However, the replacement of the current shareholders of Beijing Eastlong Advertising will require us to obtain the consent of the counterparty to exclusive agency arrangement for the Shanghai subway, and there can be no assurance that we would be able to obtain such consent in a timely manner or at all. In addition, acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. For example, in connection with several acquisitions of advertising agency businesses completed by us in China in 2008, we are required to pay additional consideration if the acquired businesses meet specified performance targets in future years. These acquisitions may result in significant future payments by us, although the long-term future performance of these acquired businesses is not certain. In addition, a portion of the total consideration for our acquisition of Digital Media Group will be paid in cash or shares on the first and second anniversaries of the acquisition. Future acquisitions may also expose us to potential risks, including risks associated with:
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
     Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company for 2009, and we do not expect to be a PFIC in 2010 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2010 or any future taxable year.
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

     For example, in February 2008, Xiamen Towona Culture Media Co., Ltd., or Xiamen Towona, filed a claim against Shanxi Mobile TV Co., Ltd., or Shanxi Mobile TV, in the Taiyuan Intermediate People’s Court and VisionChina Media Group Limited , or VisionChina Media Group, was joined as a third party defendant. In the complaint, Xiamen Towona alleged that Shanxi Mobile TV terminated the exclusive agency agreement in Taiyuan with Xiamen Towona without justification. Xiamen Towona requested specific performance of the agreement and monetary damages in the amount of RMB8.0 million. The trial court issued its judgment in October 26, 2008 rejecting all of the plaintiffs’ claims. The plaintiffs did not appeal the case. In addition, in July 2008, Xiamen Towona and Guangzhou Towona Mobile Digital Advertisement Media Co., Ltd., or Guangzhou Towona, jointly filed a claim against Guangzhou Third Bus Company and VisionChina Media Group in the Yuexiu District People’s Court in Guangzhou. In the complaint, Xiamen Towona and Guangzhou Towona alleged that Guangzhou Third Bus Company and VisionChina Media Group removed digital television displays installed by Xiamen Towona and Guangzhou Towona and replaced them with displays bearing our logo. Guangzhou Towona and Xiamen Towona requested equitable remedies from the court. The trial court issued its judgment on December 19, 2008 rejecting all of the plaintiffs’ claims. The plaintiffs appealed the case to Guangzhou Intermediary People’s Court, which issued a judgment on December 17, 2009, upholding the trial court’s judgment and rejecting all of the plaintiff’s claims.
     There can be no assurance that we will be successful in defending against any claims in the future. The damages, costs, expenses and attorneys’ fees arising from any future claims against us could have an adverse effect on our business, results of operations, financial condition and prospects. In addition, our reputation may be negatively affected by these or any future allegations.
Risks Related to Our Corporate Structure
If the PRC government determines that the agreements establishing the structure for operating our China business do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties including being prohibited from continuing our operations in the PRC.
     The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated any advertising business outside of China and therefore, we currently do not qualify under PRC regulations to directly provide advertising services. In addition, the March 2006 Notice prohibits foreign investment in any mobile digital television operating company in China. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. Accordingly, our subsidiary, China Digital Technology (Shenzhen) Co., Ltd., or CDTC, is currently ineligible to apply for the required licenses to provide advertising services in China. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entities in China, which hold the requisite licenses to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group but we receive the economic benefits of it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate, its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Men Qijun and Wang Haifeng. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising, but receives the economic benefits and bear economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been and expect to continue to be dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.
     There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with our consolidated affiliated entities. Although we have been advised by our PRC counsel that the structure for operating our business in China (including our corporate structure and contractual arrangements with our consolidated affiliated entities and their shareholders) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC counsel, and determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. We have been further advised by our PRC counsel that if the PRC government determines that the agreements that establish the structure for operating our PRC advertising businesses do not comply with applicable restrictions on foreign investment in the advertising industry or the mobile digital televisions industry, we may be subject to severe penalties including, among other things, being prohibited from continuing our operations in the PRC.

     If we, our consolidated affiliated entities or any of their current or future subsidiaries, our direct investment entities, or our local operating partners are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the SAIC and SARFT, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of such entities;

•	discontinuing or restricting the conduct of any transactions among our consolidated affiliated entities, our PRC subsidiaries and affiliated entities;

•	imposing fines, confiscating the income of our consolidated affiliated entities or our income, or imposing other requirements with which we, our consolidated affiliated entities, our PRC subsidiaries or affiliated entities may not be able to comply;

•	shutting down the network of our consolidated affiliated entities;

•	requiring us or our PRC subsidiary and affiliated entities to restructure our ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds from our initial public offering in December 2007 and public offering in August 2008 to finance our business and operations in China.
     The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.
We rely on contractual arrangements with our consolidated affiliated entities in China, and their shareholders, which may not be as effective in providing us with operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.
     We have in the past relied, and will continue in the future to rely, on contractual arrangements with VisionChina Media Group, one of our consolidated affiliated entities in China, and its shareholders to operate our advertising business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated, and will continue to operate, its advertising business through contractual arrangements with Beijing Eastlong Advertising and its shareholders.
     These contractual arrangements may not be as effective as ownership of controlling equity interest would be in providing us with control over, or enabling us to derive economic benefits from the operations of, our consolidated affiliated entities and their subsidiaries. If we had direct ownership of our consolidated affiliated entities and their subsidiaries, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of our consolidated affiliated entities and their subsidiaries by causing our consolidated affiliated entities and their subsidiaries to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if our consolidated affiliated entities and their subsidiaries or any of their respective shareholders fails to perform their, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of VisionChina Media Group were to refuse to transfer their equity interests in VisionChina Media Group to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.

     We expect to continue to depend upon our contractual arrangements with our consolidated affiliated entities and their subsidiaries and their shareholders to operate our advertising business in China due to the PRC regulatory restrictions on foreign investments in our industry. If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) our consolidated affiliated entities or their subsidiaries terminate these contractual arrangements or (iii) our consolidated affiliated entities or their subsidiaries fail to perform their obligations under these contractual arrangements, we would not be able to continue our business operations in China or to derive economic benefits from operations of our consolidated affiliated entities or their subsidiaries, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate advertising businesses in China.
     In addition, if our consolidated affiliated entities or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could severely disrupt our business and cause grave damaging effects on our financial condition and results of operations. If one of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of that consolidated affiliated entity, thereby hindering our ability to operate our business or derive economic benefits from that consolidated affiliated entity and its subsidiaries, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.
     The contractual arrangements with our consolidated affiliated entities are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exercise effective control over our operating entities, and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.
The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us.
     The beneficial owners of VisionChina Media Group are also the founders of our company and own a substantial portion of our common shares. Conflicts of interests between their dual roles as beneficial owners of both VisionChina Media Group and our company may arise. The shareholders of Beijing Eastlong Advertising were the founders of Digital Media Group. Their interests may diverge from those of our company, particularly after the completion of our acquisition of Digital Media Group in January 2010.
     We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the applicable consolidated affiliated entity to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control that consolidated entity and receive economic benefits from it. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.
Our contractual arrangements with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.
     Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. Neither we nor our PRC counsel are able to determine whether any of these transactions will be regarded by the PRC tax authorities as arm’s length transactions because, based on our knowledge, the PRC tax authorities have not issued a ruling or interpretation in respect of the type of transaction structure similar to ours. The relevant tax authorities may determine that our contractual relationships with our consolidated affiliate entities and their shareholders were not entered into on an arm’s length basis. If any of the transactions between one of our wholly owned subsidiaries in China and a consolidated affiliated entity, and its shareholders, including our contractual relationships with that consolidated affiliated entity, are determined not to have been entered into on an arm’s length basis, or are found to result in an impermissible reduction in taxes under PRC law, the PRC tax authorities may adjust the profits and losses of that consolidated affiliated entity and assess more taxes on it. In addition, the PRC tax authorities may impose late payment surcharges and other penalties to that consolidated affiliated entity for underpaid taxes. Our net income may be materially and adversely affected if the tax liabilities of a consolidated affiliated entity increase or if it is found to be subject to late payment surcharges or other penalties.

We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If one of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating subsidiaries currently have in place with our consolidated affiliated entities in a manner that would materially and adversely affect our PRC operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws, rules and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws, rules and regulations, our PRC operating subsidiaries are also required to set aside a portion of their net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends.
     In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As a result of these PRC laws, rules and regulations, our PRC operating subsidiaries are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
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
     As an offshore holding company of our PRC operating subsidiary and consolidated affiliated entities, we may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated affiliated entities in China are subject to PRC regulations and approvals. For example:
•	loans by us to foreign invested enterprises, such as our PRC subsidiaries cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterparts; and

•	loans by us to domestic PRC enterprises, such as our consolidated affiliated entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.
     We may also decide to finance our PRC operating subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or the MOC, or its local counterpart. Because our PRC operating subsidiaries and their subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as licensing and other regulatory issues. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our consolidated affiliated entities or any of their subsidiaries. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations would be negatively affected, which would adversely and materially affect our liquidity and our ability to expand our business.
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
     To comply with PRC laws, rules and regulations relating to foreign ownership restrictions in the advertising business, we currently conduct our operations in China through contractual arrangements with our consolidated affiliated entities and their shareholders. As part of these arrangements, VisionChina Media Group and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated affiliated entities or any of their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.
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
     Our operating subsidiary and consolidated affiliates are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. The PRC Enterprise Income Tax Law, or the EIT Law, became effective on January 1, 2008. The implementation regulations under the EIT Law issued by the PRC State Council became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law.
     Before the EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zones in the PRC, CDTC and VisionChina Media Group were allowed to enjoy a preferential tax rate of 15%. In addition, VisionChina Media Group has been recognized as a “culture enterprise” and thus its headquarters are entitled to full exemption from enterprise income tax from 2005 to 2008. The PRC Ministry of Finance and State Administration of Taxation issued a circular “Notice on preferential tax treatment of enterprise income tax” in February 2008. The circular stipulates that a newly established “culture enterprise” could enjoy the corporate income tax exemption treatment which has been approved by the authorities until the end of its tax holiday. VisionChina Media Group obtained the tax exemption approval certificate for year 2008. VisionChina Media Group’s sales branches located in various cities in the PRC are subject to enterprise income tax at standard rate. While this preferential tax exemption for VisionChina Media Group ended after 2008, in November 2008, VisionChina Media Group was recognized as “new and high technology enterprises strongly supported by the state” and is entitled to a preferential tax rate of 15% for 2009 and 2010. One of our operating subsidiaries in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009. However, we cannot assure you that our PRC operating subsidiary and consolidated affiliated entities will continue to receive preferential tax treatments in the future. Any further legislative changes to the tax laws and or regulations could in future years by applicable authorities and become subject our PRC operating subsidiary and consolidated affiliated entities to increased income tax rates. Any increase in the enterprise income tax rate applicable to our operating subsidiary and consolidated affiliated entities in the PRC would decrease our net income and materially and adversely affect our financial condition and results of operations.
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

     In addition, we conduct advertising business through our contractual arrangements with our consolidated affiliated entities, which are currently owned by individuals. We must pay taxes at the individual income tax of 20% on behalf of our employees who hold interests in a consolidated affiliated entity when that consolidated affiliated entity distributes dividends in the future. Furthermore, there may be potential business taxes arising from the contractual arrangements with our consolidated affiliated entities. If we cannot retrieve the undistributed earnings in our consolidated affiliated entities in a tax free manner, we may need to pay additional taxes upon distribution of such undistributed earnings.
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
     Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2009, we had 72,140,684 common shares outstanding, including 64,005,166 common shares represented by 64,005,166 ADSs. Sales of our common shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs.

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
     Our company was incorporated as CDMTV Holding Company in the Cayman Islands on January 27, 2006 on behalf of our co-founders, Limin Li and Yanqing Liang. On August 13, 2007, we changed our company’s name to VisionChina Media Inc. On March 9, 2006, we established our wholly owned subsidiary, CDTC, in Shenzhen.
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
     On December 6, 2007, our ADSs were listed on the Nasdaq Global Market.
     We purchased all of the outstanding equity interests of six British Virgin Islands companies from sellers of them pursuant to share subscription agreements entered into in April, May and August 2008 in connection with our acquisition of certain advertising agency businesses in China. In October 2009, we entered into an agreement and plan of merger (which was amended and restated in November 2009) to acquire Digital Media Group through a merger of a subsidiary with and into Digital Media Group, which was completed in January 2010.
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

     We had capital expenditures of US$1.6 million for the year ended December 31, 2009, US$5.0 million for the year ended December 31, 2008 and US$4.3 million for the year ended December 31, 2007. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2010 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.
     In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.

B.	Business Overview
     Overview
     We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through our consolidated affiliated entities. Our relationships with our consolidated affiliated entities and their shareholders are governed by a series of contractual arrangements that allow us to effectively control, and derive substantially all of the economic benefits from, our consolidated affiliated entities. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and in subway trains that receive mobile digital television broadcasts of real-time content and advertising. We also operate various closed-circuit advertising digital displays in certain subway platforms and subway trains in Guangzhou and subway platforms in Shenzhen. In addition, as a result of our acquisition of Digital Media Group, we operate closed-circuit digital television displays in subway platforms and subway trains in Beijing (Lines 1, 2 and 4), Chongqing, and Tianjin and airport trains in Hong Kong. We consider these closed-circuit digital display networks to be part of our supplemental subway advertising platform, as these displays do not currently receive mobile digital television broadcasts. As of December 31, 2009, our network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 89,299 digital displays. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements pursuant to the demands of our clients
     We believe that our network delivers substantial value to our advertising clients by reaching the targeted mobile audience in an enclosed environment conducive to capturing their attention. We also believe that the combination of our advertising content along with real-time news and stock quotes, weather and traffic updates, sports highlights and other programs displayed on our network makes the audience more receptive to the advertisements on our network and ultimately helps make the advertisements more effective for our advertising clients. In addition, the real-time broadcasting capability of our network allows us to utilize our network to disseminate public-interest messages and programs that promote the general welfare of society and other urgent messages during emergency situations such as typhoons, earthquakes or other events that concern public safety.
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

     We principally derive revenues by selling advertising time during breaks in between the programs on our network and supplemental subway advertising platform. In addition, we have the ability to sell soft advertising time embedded in the programs. We charge our advertising clients by the broadcasting time of the advertisement in each city where they want to place their advertisement. We divide our cities into different price categories based on a variety of factors, including the number of installed displays, population, demand and consumer purchasing power. We also vary pricing based on the time of day when an advertisement is broadcasted, with higher prices typically during the morning and evening commute periods.
     As of December 31, 2009, we use the following business models for our advertising operations in China:
•	Exclusive agency model refers to our arrangements, with terms typically ranging up to 12 years, in 16 cities: Beijing, Changchun, Chengdu, Dalian, Guangzhou, Hangzhou, Nanjing, Ningbo, Shenyang, Shenzhen, Suzhou, Taiyuan, Tianjin, Wuhan, Wuxi and Xiamen. We have entered into an exclusive advertising agency agreement with the partner local mobile digital television company or local subway authority in each city that typically gives us the exclusive right to sell all of the advertising time on our local partner’s mobile digital television network located on buses or subways. Our exclusive agency arrangements in Suzhou, Wuxi and Xiamen that gives us the exclusive right to sell a portion of the advertising time that does not include sales of advertising time to local advertisers within each respective city. For our supplemental subway advertising operations, we have also entered into an exclusive advertising agency agreement with the partner subway authority or partner local mobile digital television company in subway trains and platforms in Guangzhou and subway platforms in Shenzhen.

•	Direct investment model refers to our arrangements in 11 cities where we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a minority equity interest. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this annual report. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In some of our direct investment cities, such as Changchun, Chengdu, Dalian, Ningbo, Shenzhen, Suzhou, Wuhan and Wuxi, we have also entered into an exclusive agency agreement with our direct investment entity to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time at commercial prices from our direct investment entities and resell them to our advertising clients.

•	Outreach agency model refers to our operations in other cities where we purchase advertising time from an existing mobile digital television company or other advertising service providers outside of our network, either directly or through an agent at the request of our clients. This model works in conjunction with our network arrangements to extend the reach of our advertising operations to cover substantially all of the major advertising markets in China.
     Through December 31, 2009, 1,130 advertisers had purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an advertising agent. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent. Our top three brand name advertisers, Unilever, Yum! Brands and Luciano Soprani in aggregate accounted for approximately 17.7% of our advertising service revenues for the year ended December 31, 2009. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network. We generated total revenues of US$120.7 million in 2009, US$104.1 million in 2008 and US$29.4 million in 2007. We achieved a net income attributable to our common shareholders of US$26.6 million in 2009, US$46.8 million in 2008 and US$9.4 million in 2007.

Our Advertising Network
     The following map and tables illustrate the geographic scope of our mobile digital television advertising network and supplemental subway advertising platform as of March 31, 2010:

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency		Direct Investment
Beijing (bus)	✓
Beijing (five subway lines)(1)	✓
Changchun	✓		✓
Changsha(2)	✓	(2010)
Changzhou(3)	✓	(2010)	✓
Chengdu	✓		✓
Dalian	✓		✓

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency		Direct Investment
Guangzhou	✓
Hangzhou(4)	✓
Harbin			✓
Nanjing	✓
Nanjing (subway)(5)	✓	(2010)
Ningbo	✓		✓
Shanghai (subway)(6)	✓	(2010)
Shanghai (bus stop shelters)(7)	✓	(2010)
Shenyang	✓
Shenzhen	✓		✓
Shenzhen (subway trains)(8)	✓	(2010)
Suzhou(9)	✓		✓
Taiyuan	✓
Tianjin(10)	✓
Wuhan	✓		✓
Wuxi(11)	✓		✓
Xiamen(12)	✓
Zhengzhou			✓

(1)	Our exclusive agency arrangement in the Beijing subway gives us the exclusive right to sell all the advertising time on the mobile digital television network in five lines of the Beijing subway (Line 5, Line 10, Line 13, the Batong Line and the Olympic Line).

(2)	Our exclusive agency agreement in Changsha gives us the exclusive rights to sell all the advertising time on Changsha’s mobile digital television network from January 1, 2010 to December 31, 2012.

(3)	Our exclusive agency arrangement in Changzhou gives us the exclusive right to sell a portion of the advertising time on Changzhou’s mobile digital television network to advertisers excluding those from Changzhou from January 1, 2010 to March 18, 2017.

(4)	Our exclusive agency arrangement in Hangzhou gives us the exclusive right to sell all of the advertising time on public buses and ferries covered by the mobile digital television network operated by Hangzhou New & Mobile Media from January 1, 2010 to December 31, 2012.

(5)	Our exclusive agency arrangement in the Nanjing subway, which was acquired through our acquisition of Digital Media Group, gives us the exclusive right to sell all of the advertising time on the mobile digital television network in Line 1 of the Nanjing subway from January 2, 2010 to August 31, 2013.

(6)	Our exclusive agency arrangement in the Shanghai subway, which was acquired through our acquisition of Digital Media Group, gives us the exclusive right to sell all of the advertising time on the mobile digital television network in 13 lines of the Shanghai subway from January 2, 2010 to December 31, 2013.

(7)	Our exclusive agency arrangement in Shanghai for bus stop shelters, which was acquired through our acquisition of Digital Media Group, gives us the exclusive right to sell all of the advertising time on the mobile digital television network in certain bus stop shelters in Shanghai from January 2, 2010 to June 30, 2011.

(8)	Our exclusive agency arrangement in Shenzhen for subway trains, which was acquired through our acquisition of Digital Media Group, gives us the exclusive right to sell all of the advertising time on the mobile digital television network in Line 1 of the Shenzhen subway from January 2, 2010 to December 30, 2012.

(9)	Our exclusive agency arrangement in Suzhou gives us the exclusive right to sell a portion of the advertising time on Suzhou’s mobile digital television network, excluding sales of advertising time to advertisers from Suzhou.

(10)	Our exclusive agency arrangement in Tianjin that gives us the exclusive right to sell all the advertising time on Tianjin’s mobile digital television network from January 1, 2010 to December 31, 2011.

(11)	Our exclusive agency arrangement in Wuxi gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Wuxi.

(12)	Our exclusive agency agreement in Xiamen gives us the exclusive rights to sell a portion of the advertising time on the mobile television network operated by Xiamen TV Digital Co., Ltd., from October 1, 2009 to December 31, 2012, to non-Xiamen based national advertisers.

Our Supplemental Subway Advertising Platform Cities	Exclusive Agency		Direct Investment
Beijing (three subway lines)(1)	✓	(2010)
Chongqing(2)			✓	(2010)
Guangzhou(3)	✓
Hong Kong(4)	✓	(2010)
Shenzhen (subway stations)(5)	✓
Tianjin(6)	✓	(2010)

(1)	Our exclusive agency arrangements in Beijing, which were acquired through our acquisition of Digital Media Group, give us the exclusive right to sell all of the advertising time on the television platform in subway Lines 1, 2 and 4 of the Beijing subway.

(2)	Our arrangement in Chongqing, which were acquired through our acquisition of Digital Media Group, gives our direct investment entity the exclusive right to sell all of the advertising time on the television platform in Chongqing’s Light Rail Line 2.

(3)	Our exclusive agency arrangements gives us the exclusive right with respect to the digital displays on the subway platforms and in the subway trains in Guangzhou and seven large digital displays located in the subway stations in Guangzhou.

(4)	Our exclusive agency arrangements in Hong Kong, which were acquired through our acquisition of Digital Media Group, give us the exclusive right to sell all of the advertising time on the television platform in the Kowloon Through Train and Airport Express Line in Hong Kong.

(5)	Our exclusive agency arrangement in Shenzhen gives us the exclusive right to sell all the advertising time on the television platform in subway station in Line 1 of the Shenzhen subway.

(6)	Our exclusive agency arrangements in Tianjin, which was acquired through our acquisition of Digital Media Group, give us the exclusive right to sell all of the advertising time on the television platform in Line 1 and in Light Rail Jinbin Line of the Tianjin subway.
     Our mobile digital television advertising network and supplemental subway advertising platform include digital displays installed in the mass transportation systems in 19 cities around China as of December 31, 2009. Those digital television displays in our mobile digital television advertising network receive real-time programs broadcast by the local television stations on the mobile digital television frequencies. The digital television screens in our supplemental subway advertising platform receive programming transmitted through closed circuit digital networks. As of December 31, 2009, our mobile digital television advertising network and supplemental subway advertising platform consisted of approximately 89,299 digital displays.
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
Our Advertising Network
     We conduct our mobile digital television advertising operations under the following three contractual arrangements:
     Our Exclusive Agency Cities
     As of December 31, 2009, we operated our advertising network under the exclusive agency model in 16 cities: Beijing, Changchun, Chengdu, Dalian, Guangzhou, Hangzhou, Nanjing, Ningbo, Shenyang, Shenzhen, Suzhou, Taiyuan, Tianjin, Wuhan, Wuxi and Xiamen. Our advertising network operating under the exclusive agency model in Beijing, Guangzhou and Shenzhen in aggregate accounted for approximately 62.9% of our advertising service revenues for the year ended December 31, 2009. We entered into exclusive agency agreements with Beijing Beiguang Media Mobile Television Co., Ltd. on October 13, 2006 for a term of 10 years and Shenzhen Mobile Television Co., Ltd. on December 31, 2006 for a term of four years and seven months and with Guangzhou Zhujiang Mobile Multimedia Information Co., Ltd. on July 26, 2007 for a term of eight years. Our advertising network under the exclusive agency model expanded to Changsha and Changzhou in 2010.

     Under our exclusive agency model, we enter into an exclusive agreement with the local mobile digital television company to become the exclusive advertising agent for that network. Our exclusive agency arrangements in Suzhou, Wuxi and Xiamen, which give us the exclusive right to sell a portion of the advertising time on the mobile digital television network in that city, does not include sales of advertising time to local advertisers from Suzhou, Wuxi and Xiamen, respectively. In addition, our exclusive agency arrangement in Changzhou gives us the exclusive right to sell a portion of the advertising time to advertisers excluding local advertisers from Changzhou, effective from January 1, 2010.
     For our supplemental subway advertising operations, we have also entered into exclusive agency agreements with the operators of the digital display networks on Shenzhen’s subway platforms and Guangzhou’s subway trains and platforms to place our advertisements on these digital displays, which do not receive mobile digital television broadcasts.
     In January 2010, we completed our acquisition of Digital Media Group. Through this acquisition, we obtained exclusive agency rights for the mobile digital television networks in the subway trains and subway platforms in Nanjing and Shanghai and subway trains in Shenzhen. In addition, as part of the acquisition, we have obtained the exclusive agency rights for the digital display network in certain subway trains and platforms in Beijing (Lines 1, 2, and 4), Tianjin, Chongqing and Hong Kong.
     According to the typical terms of the exclusive agency agreements:
•	We typically pay a pre-determined network rental fee each year to the mobile digital television company to receive the exclusive right to place advertisements on that network.

•	We have the responsibility to invest in new digital television displays and install the displays in new buses in Beijing, Guangzhou, Nanjing, Shenyang and Shenzhen. For our supplemental subway advertising operations acquired in connection with our acquisition of Digital Media Group, we have the responsibility to install displays in the subway trains and platforms in Beijing (Line 4), Hong Kong, Chongqing, and Tianjin, and we have the responsibility to upgrade displays in Nanjing. Most of these displays were installed and upgraded prior to our acquisition of Digital Media Group.

•	We either sign a contract directly with the local mass transportation companies or our local partner or our direct investment entity signs the contract with the local mass transportation companies and assigns the right to install displays to us.

•	Our local partner or our direct investment entity makes the investment to construct the broadcasting infrastructure and arranges the necessary approvals from the regulatory agencies.

•	Our local partner or our direct investment entity remains responsible for all of the broadcast programs besides advertising content, but we may provide suggestions for the purpose of maximizing the effectiveness of our advertising network.
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
     Our Direct Investment Cities
     As of December 31, 2009, we operated our mobile digital television advertising network under the direct investment model in 11 cities: Changchun, Changzhou, Chengdu, Dalian, Harbin, Ningbo, Shenzhen, Suzhou, Wuhan, Wuxi and Zhengzhou. In addition to the primary installations of digital television displays on buses, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Harbin, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with the local television station authorized to operate the digital television network in that city. Due to regulatory considerations, we typically own 49% of the direct investment entity and our partner owns the other 51%, but in Shenzhen and Wuxi we own 25% and 14%, respectively. Under these direct investment agreements:
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
     We have entered into an exclusive agency agreements with our direct investment entity in Changchun, Chengdu, Dalian, Ningbo, Shenzhen and Wuhan to control all of the advertising time on the mobile digital television network operated by such entity in that city. Our exclusive agency arrangements with our direct investment entities in Changzhou, Suzhou and Wuxi that give us the exclusive right to sell a portion of the advertising time on Changzhou’s, Suzhou’s and Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Changzhou, Suzhou and Wuxi, respectively. These exclusive agency agreements grant us the exclusive right to sell the advertising time on the direct investment network typically for a term ranging from four years to 8 years. Under these arrangements, we realize all of the advertising revenues and pay a pre-determined network rental fee to the direct investment entity. Under this type of contract, the direct investment entity effectively transfers the operational risk to us and enjoys a guaranteed stream of revenues.
     In January 2010, we completed our acquisition of Digital Media Group and acquired a direct investment entity in Chongqing in partnership with the local subway authority to operate digital screen advertising on subway trains and subway platforms in that city.
     Our Outreach Agency Cities
     We extend our geographic reach outside of our network by purchasing advertising time on mobile digital television networks or other media either directly or through an agent in cities outside of our network at the request of our advertising clients.
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
Advertising Clients, Sales and Marketing
Our Advertising Clients
     The quality and broad geographic coverage of our mobile digital television advertising network has attracted a broad base of international and domestic advertisers. Since our inception, 1,130 advertisers have purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an agent as of December 31, 2009. We regularly work together with some of the largest global advertising agencies, or 4A agencies, to place advertisements for their clients. We have the ability to place a client’s advertisements in one or more cities, both within and beyond our network, according to their demands. As of December 31, 2009, we have placed advertisements in 29 cities across China. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts. Our top three brand name advertisers, Unilever, Yum! Brands and Luciano Soprani, in aggregate accounted for approximately 17.7% of our advertising service revenues for the year ended December 31, 2009. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network.
     The following table sets forth a breakdown of our advertisers by industry for the year ended December 31, 2009:

% of total advertising
Industry	service revenues

Food, Beverage, Restaurants, Wines and Spirits	22.7%
Pharmaceutical and Nutritional Supplements	19.7%
Household Products	12.2%
Fashion and Accessories	16.4%
Electronics and Digital Products	8.0%
Financial Services	4.7%
Tourism	2.6%
IT and internet	4.8%
Others	8.9%
Sales and Marketing
     As of December 31, 2009, we employed an experienced advertising sales force of 368 employees. We also engaged consultants to assist our marketing efforts. In addition to our direct sales force, we also sell our advertising time through third party advertising agencies such as the 4A agencies. We provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about our services, the advantages of using our mobile digital television advertising network as a marketing channel and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions. We believe that our regional coverage teams provide quality service for our advertisers and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends. We also market our advertising services from time to time by placing advertisements on our own network.
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
Advertising Contracts
     The standard advertising package includes advertising time on our network in a particular city on either the mobile digital television advertising network or our supplemental subway advertising platform, and our clients often combine standard advertising packages to purchase advertising time across multiple cities. Our sales are made pursuant to written contracts with commitments ranging from one week to one year. Similar to traditional television advertising, we primarily sell advertising time during breaks between programs and we also sell soft advertising embedded into programs. The majority of our customers purchase the advertising time during breaks between programs and we often provide flexible durations of time to meet the specific demands of our advertising clients. Our clients may choose to air these advertisements during specific times of the day or throughout the entire day. Our advertising rates vary depending on the time of day, the broadcast city and the receiving platform. We divide our cities into different categories and charge rates consistent with the advertising market in that city. We evaluate the listed price at the end of each quarter against the prevailing advertising rates for our competitors in each city and determine any adjustments based on prevailing market trends. The price we charge for the advertising time differs in each city as a function of the size of our network, the quality and mixture of the programming, socioeconomic conditions and other prevailing market considerations.

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
Our Exclusive Agency Cities
     In our exclusive agency cities, the local mobile digital television company typically negotiates directly with the bus companies for a placement agreement to secure the right to install digital television displays and then exclusively assigns that right to us. In our exclusive agency cities that are also our direct investment cities, the direct investment entity usually negotiates directly with the bus companies or other location providers for a placement agreement to secure the right to install and operate the digital television displays. In Guangzhou, which is an exclusive agency city, our local affiliate has entered into agreements directly with two bus companies to install and operate the mobile digital television displays. In Changzhou, which is also an exclusive agency city, we have entered into an agreement directly with the local bus company to install and operate the mobile digital television displays. For our supplemental subway advertising operations, we have entered into exclusive agency agreements with the local subway authorities or their related entities. As a result of our acquisition of Digital Media Group, we have acquired supplemental subway advertising operations in Nanjing and Shenzhen (Line 1) which have exclusive agency agreements with the local mobile digital television company which, in turn, have agreements in place with the local subway authority.
Our Direct Investment Cities
     With the exception of Changzhou, in our direct investment cities, the direct investment entity negotiates directly with the bus companies or other location providers for a placement agreement to secure the right to install the digital television displays.

Technology
     Our digital television advertising network uses digital television technology. This technology provides a communication method for broadcasting and receiving moving pictures and sound by using digital signals, which provides better throughput compared to the analog signals used by analog televisions. The digital television broadcasts use digital modulation data, which uses an algorithm to digitally compress the data. The transmission equipment broadcasts the digital bit stream wirelessly over an analog bandpass channel to television receivers that decode the digital signal. Our digital television displays installed on buses contain a receiver and decoder component that performs this task and displays the broadcasted content. This technology enables the uninterrupted reception of audio visual signals while in motion, thereby allowing the display of real-time programs on moving buses. Our supplemental subway advertising platform also uses digital displays, and we transmit the advertisements and information from a broadcast center digitally, through a local area closed circuit network, to the displays.
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
     Our primary supplier of LCD screens, Xiamen Overseas Chinese Electronic Co., Ltd., or Prima, also purchases advertising time on our network and was our customer in 2007 and 2008. None of our transactions with Prima was performed through barter transactions, and we believe that all of our contracts with Prima have been negotiated at arm’s length for fair market value.
Competition
     We compete with other advertising companies in China including companies that operate out-of-home advertising media networks such as Focus Media Holding Limited, AirMedia Group Inc., Towona Mobile Digital Co., Ltd. and Bus Online Media Co., Ltd. We also compete with traditional television stations for advertising spending. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other alternative advertising media companies, such as the Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, magazines and radio. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash cards or DVDs.
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
     We face barriers-to-entry in the mobile digital television advertising industry as a result of competition. Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates the largest mobile digital television advertising network using broadcasting technology. As a result, we face barriers-to-entry to expand our network to the bus platform in Shanghai. In addition, we will face barriers-to-entry to the extent we expand our out-of-home advertising network to different media platforms, such as in-building displays or large outdoor LED displays, as other companies may have already signed exclusive placement agreements to secure the most desirable locations. These barriers-to-entry may limit our ability to rapidly expand our network in the cities where we already operate and into new cities.

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
     We operate our business through our contractual arrangements with our consolidated affiliated entities, which are PRC companies. Our consolidated affiliated entities in turn rely on their contractual arrangements with our local operating partners for broadcasting advertisements and programs. All of our local operating partners that engage in broadcasting have obtained the required licenses and approvals for broadcasting television programs. Our PRC legal counsel has advised us that our business operations do not violate any restrictions on foreign investment in television operations.

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
     The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. Under the March 2006 Notice, all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has officially issued a notice requiring some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. See “Item 3. Key Information D. Risk Factors Risks Relating to Our Company and Our Industry and Risks Related to Doing Business in China — A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not meet the newly adopted PRC national standards for mobile digital television operations. We may be required to spend significant capital and other resources to convert the digital television broadcasting infrastructure of our local operating partners to these national standards, which could materially and adversely affect our business, financial condition and results of operations.”
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
     We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly provide advertising services. Accordingly, our subsidiary, CDTC, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated by our consolidated affiliated entities, which hold the requisite licenses to provide advertising services in China. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entities in China, which hold the requisite licenses to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group but we receive the economic benefits of it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate, its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Men Qijun and Wang Haifeng. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising but receives the economic benefits and bear economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been and expect to continue to be dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.
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
     Under the Administrative Measures on Radio and Television Advertisement Broadcasting issued by the SARFT on September 8, 2009, which became effective on January 1, 2010, or the Measures, advertisements relating to certain products and services, including tobacco, certain prescription pharmaceuticals, medical instruments, medical treatments, name analysis and fortune telling, are specifically prohibited to be disseminated. Advertisements relating to certain other products and services, including pharmaceuticals, medical instruments, foodstuffs, cosmetics, agrochemicals, veterinary pharmaceutical and financial management, are subject to censorship by administrative authorities according to relevant laws or regulations, and approval for such advertisements must be reviewed and examined prior to dissemination. In addition, the Measures restrict and administer other types of advertising, including advertisements in political news programs, advertisements for investment consultations or franchising businesses, advertisements for lottery or gambling, and advertisements featuring medical experts in advertisements for pharmaceuticals, medical instruments, medical treatment and health care information. The Measure also limits the length of advertising time in each program and requires radio and television broadcasting institutions to establish management systems to operate, review and disseminate advertisements. Violation of these regulations may result in penalties, including warning, fines, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SARFT or its local branches may revoke violators’ licenses or permits for their radio and television business operations.
Tax
     Our operating subsidiary and controlled entities are incorporated in the PRC and are governed by the PRC income tax law, which subjects them to the PRC enterprise income tax rate of 25%.
     The PRC EIT Law became effective on January 1, 2008. Under the EIT Law and the implementation regulations under the EIT Law issued by the PRC State Council, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable before the end of December 2007, a two-year exemption from the enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the enterprise income tax rate of CDTC is 18%, 20%, 22%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012, respectively. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the state” in November 2008 and, as a result, will be subject to an enterprise income tax rate of 15% for 2009 and 2010. Therefore, the enterprise income tax rate of VisionChina Media Group is 0%, 15%, 15%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012, respectively. One of our operating subsidiaries established in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009.

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
     In addition, we conduct advertising business through our contractual arrangements with our consolidated affiliated entities, which are currently owned by individuals. We must pay taxes at the individual income tax of 20% on behalf of our employees who hold interests in a consolidated affiliated entity when that consolidated affiliated entity distributes dividends in the future. Furthermore, there may be potential business taxes arising from the contractual arrangements with our consolidated affiliated entities. If we cannot retrieve the undistributed earnings in our consolidated affiliated entities in a tax free manner, we may need to pay additional taxes upon distribution of such undistributed earnings.
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
     The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of March 31, 2010.

D.	Property, Plant and Equipment
     Our principal executive offices are located at our headquarters comprising approximately 920 square meters in Shenzhen, China. We also maintain offices in other cities in China. We lease all of our facilities and do not own any real property. We lease some of our facilities from related parties, see “Related Party Transactions—Transactions with Companies Under Common Control with Us—Lease and Loan with Meidi Zhiye.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.
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
Overview
     We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. As of December 31, 2009, our mobile digital television advertising network consists primarily of our digital television displays installed on buses and subways. As of December 31, 2009, our mobile digital television advertising network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 89,299 digital displays. We derive revenues by selling advertising time on our network and our supplemental subway advertising platform and from sales of advertising equipment to our direct investment entities.
     We have experienced significant revenue growth, and the size of our network has grown significantly since the commercial launch of our advertising network in 2005. In 2008, we acquired six advertising agency businesses and integrated their customer bases and strong sales teams into our operation. In January 2010, we completed our acquisition of Digital Media Group and expanded our advertising network to include various subway lines in China, the Shanghai bus shelter network and the Hong Kong Airport Express Line. We have expanded our operations through three different types of arrangements that consist of our exclusive agency model, our direct investment model and our outreach agency model.
     We expect our future growth to be driven by a number of factors and trends including:
•	the overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	our ability to establish and maintain business relationships with our local operating partners, and our and their ability to establish and maintain business relationships with mass transportation companies;

•	our ability to expand our network and supplemental subway advertising platform into new locations and additional cities;

•	our ability to secure exclusive agency arrangements with mobile digital television companies in additional cities to control the advertising time on that network;

•	our ability to respond to competitive pressures and to compete effectively when expanding the reach of our network;

•	our ability to increase sales of advertising time and extend the total minutes available for broadcasting of advertisements across all of our cities;

•	our ability to attract more revenues from our existing clients and expand our client base through promotion of our services;

•	our ability to provide programs that appeal to the local viewers;

•	our ability to enhance the technology of our network to make our advertising platform more effective; and

•	our ability to acquire companies that operate advertising businesses complementary to our existing operations.
     As an important source of revenues is our advertising service revenues, we focus on factors that directly affect our advertising service revenues such as (i) the total advertising time that we have available across all of our cities, (ii) the actual price we charge for our advertising time and (iii) the programming to advertising ratio. The actual price we charge advertising clients, which equals the official list price minus any discounts, for time on our network is affected by, among other things, (i) the overall socioeconomic conditions in each city, (ii) the level of demand for advertising time in each city, and (iii) the perceived effectiveness of our network in achieving the goals of our advertising clients. The effectiveness of our network directly relates to our ability to expand the coverage of our mobile digital television advertising network and our ability to provide programs that draw the attention of viewers. We also measure our performance using an average revenues per hour metric, which we calculate by dividing the advertising service revenues by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.
     As we continue to expand our network, we expect to face a number of challenges. Entering into a new market requires us to develop a contractual relationship with the local television station or its mobile digital television affiliate, so expansion into new cities may require an extended amount of time. To the extent we expand our network beyond mass transportation systems, we may compete directly with other companies that have already occupied many of the most desirable locations in China’s major cities. In addition, we must react to continuing technological innovations in our industry and changes in the regulatory environment. In connection with the required compliance with the National Standard for mobile digital television, our direct investment entities and our local operating partners will need to upgrade the digital television displays in their networks to conform to the National Standard. Currently, we cannot accurately estimate the amount and timing of capital expenditures required to migrate to the National Standard. We have implemented a number of measures to address these anticipated challenges: (i) we had a special team of ten employees and four outside advisors as of December 31, 2009 that focuses on business development and expansion of our network; (ii) our management maintains an active dialogue with the relevant regulatory authorities to stay abreast of new developments and ensure compliance with all current laws and regulations; and (iii) we purchase digital television displays and other related equipment with easily upgradable components to minimize the capital expenditures required to upgrade our network in response to technological or regulatory changes in our industry.
Revenues
     We had total revenues of US$29.4 million, US$104.1 million and US$120.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. We generate revenues from the sales of advertising time on our mobile digital television advertising network and, starting in 2007, on our supplemental subway advertising platform. We principally derive our advertising service revenues from sales of advertising time between the programs, but starting in July 2007, we derive some revenues from soft advertising embedded into the programs on our network. We also have generated revenues from sales of our digital television displays to our direct investment entities, which we refer to as our advertising equipment revenues. The following table sets forth a breakdown of our total revenues for the periods indicated.

	For the year ended December 31,
	2007		2008		2009
		% of		% of		% of
		total		total		total
	US$	revenues	US$	revenues	US$	revenues

Revenues:
Advertising service revenues	27,489,391	93.5	103,515,250	99.5	120,686,086	100.0
Advertising equipment revenues	1,896,200	6.5	565,392	0.5	—	—

Total	29,385,591	100.0	104,080,642	100.0	120,686,086	100.0

Advertising Service Revenues
     We derive the majority of our advertising service revenues from the sales of advertising time between the programs on our mobile digital television advertising network. Starting in 2007, we also generated some of our advertising service revenues from sales of advertising time on our mobile digital television advertising network in Beijing and our supplemental subway advertising platform in certain subway platforms and subway trains in Guangzhou and subway platforms in Shenzhen. Revenue from subway-related advertising sales in total accounted for 15.2% and 21.5% of our advertising service revenues in 2008 and 2009. Our advertising service revenues accounted for 93.5%, 99.5% and 100.0% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.
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
Factors that Affect Our Advertising Service Revenues
•	Advertising Time. The total advertising time available across all of our cities determines our total capacity and affects our advertising service revenues. Any future expansion of our network or non-broadcast advertising platform into new cities will increase the total advertising time available across all of our cities and affect our advertising service revenues. Geographic expansion of our network or supplemental subway advertising platform also allows us to attract more advertising clients by providing greater geographic coverage and exposure.

Our ability to expand into new cities will affect the total advertising time available across our network and our supplemental subway advertising platform. Our management has implemented certain measures to facilitate our entrance into new markets. We maintain a special team of employees to focus on our network expansion efforts. In conjunction with the members of our management, this team consults with prospective partners to develop relationships, secure contractual agreements and assist in the deployment and maintenance of our network.

•	Actual Price of Advertising Time. The price that we actually charge our clients for our advertising time directly affects our advertising service revenues. The listed prices for advertising time on our network and supplemental subway advertising platform vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China. In accordance with standard industry practice, we offer discounts to our clients on an individual basis, so the actual price we charge for our advertising time after taking into account any discounts will affect our advertising service revenues.

•	Demand for advertising time on our network and supplemental subway advertising platform. The demand for our advertising time directly affects the actual price of our advertising time and is affected by a variety of factors, including general and economic conditions and certain special events that may cause significant changes in the number of riders in the mass transportation systems of our network cities. Special events, such as the 2010 Asian Games in Guangzhou, may affect our actual price of advertising time. Such special events may draw more viewers to our real-time broadcasts, making our advertising network more effective. Conversely, any adverse events, such as an outbreak of an airborne disease or public safety concerns, may impact usage of mass transportation systems and have an adverse effect on our actual price of advertising time. Demand for our advertising services also varies according to the time of day, with higher demand typically during morning and evening commute times. Demand for advertising time on our network may also be impacted by corresponding demand on other advertising outlets such as traditional television.

•	Number of displays in each city. The number of displays in each of our cities affects our actual price of advertising time in that city. An increase in the number of displays will reach a larger audience and make advertisements more effective. We expect that our actual price of advertising time will increase as the number of displays increases.

•	Quality of programs. The quality of the programs broadcast on our network and supplemental subway advertising platform affects our actual price of advertising time. Programs that attract the attention of our audience will make our advertising platform more effective. Our ability to locate, edit and provide suitable programs that appeal to our intended audience will affect our actual price of advertising time. We have undertaken steps to increase the quality of programs broadcast on our network by providing suggestions to the local television stations that provide the programs.

•	Programming to Advertising Ratio. The mixture of programming to advertising that gets broadcasted on our network and supplemental subway advertising platform affects our advertising service revenues. Broadcasting an optimal mix of advertising and programs will maximize our total revenues.

•	Maximizing sales of soft advertisements. We began sales of soft advertising in July 2007, and our ability to maximize sales of soft advertisements such as advertisements embedded within the programs and sponsorships of the programs on our network will allow us to realize additional revenues from the time reserved for broadcasts of programs. Increasing our sales of such advertisements is expected to help increase our average revenue per hour.
Advertising Equipment Revenues
     We derive a portion of our total revenues from the sales of digital television displays and related equipment to our direct investment entities. We record these revenues as advertising equipment revenues. We source digital television displays and related equipment from third-party suppliers and sell them to our direct investment entities in order to ensure consistent quality of the equipment used in our network and achieve cost efficiency for our direct investment entities. Our advertising equipment revenues represented 6.5%, 0.5% and nil of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. We generally set the price of our advertising equipment at the unit procurement cost plus an additional markup. Since sales of equipment in China require the payment of the value added tax, or VAT, equal to 17%, we record our advertising equipment revenues excluding the VAT payments. We expect that advertising equipment revenues in future periods will decrease as a percentage of our total revenues because we expect our advertising service revenues to grow faster than our advertising equipment revenues.

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

	For the year ended December 31,
	2007		2008		2009
		% of total		% of total		% of total
	US$	revenues	US$	revenues	US$	revenues

Total Revenues	29,385,591	100.0	104,080,642	100.0	120,686,086	100.0
Cost of revenues:
Advertising service cost	12,801,957	43.6	40,602,022	39.0	61,104,381	50.6
Advertising equipment cost	1,583,325	5.4	475,432	0.5	—	—

Total cost of revenues	14,385,282	49.0	41,077,454	39.5	61,104,381	50.6

Gross profit	15,000,309	51.0	63,003,188	60.5	59,581,705	49.4

Advertising Service Cost
     Our cost of revenues related to the offering of our advertising services consists of media costs, depreciation, business taxes and surcharges and other operating costs.
     Media Costs. Our media costs represented the largest component of our cost of revenues and accounted for approximately 37.2%, 29.7% and 41.4% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Our media costs primarily consist of:
•	network rental fee payments to our exclusive agency partner companies under our contractual arrangements to purchase the advertising time on that network;

•	payments to our direct investment entities under our contractual arrangements to purchase advertising time; and

•	payments to mobile digital television companies and other advertising service providers outside of our network, either directly or through third-party advertising agencies, to purchase advertising time pursuant to the requests of our advertisers.
     The primary factors affecting our media costs include the number of exclusive agency cities that we have and the amount of advertising time that we purchase from our direct investment entities and other mobile digital television companies outside of our network.
•	The number of exclusive agency cities represents the largest factor affecting our media costs. When we enter into an exclusive agency arrangement with a mobile digital television company, we typically commit to a pre-determined annual network rental fee in exchange for the exclusive right to place advertisements on all of the time available for advertisements on that network. We expect the number of our exclusive agency cities to increase in future periods as we enter into exclusive agency arrangements with our direct investment entities and with additional mobile digital television companies in new cities. As a result, we expect our network rental fees to increase in future periods.

•	The amount of advertising time that we purchase from our direct investment entities and other mobile digital television companies outside of our network also affect our media costs. For our direct investment entities without exclusive agency agreements, we purchase advertising time according to our needs to place advertisements on behalf of our clients. For the mobile digital television companies and other advertising service providers outside of our network, we purchase time at the request of our advertising clients to place advertisements in that city.
     Depreciation. Depreciation for our digital television displays accounted for 0.7%, 1.2% and 1.5% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Our depreciation cost only consists of depreciation for the displays directly owned by us and not the displays owned by our direct investment entities. Generally, we capitalize the acquisition cost of our digital television displays and recognize depreciation on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation include the number of digital television displays in our network, the unit cost of each of our displays and the remaining useful life of our displays. We expect our depreciation to increase in future periods as a result of expanding our network by adding more displays.
     Business Taxes and Surcharges. Our business taxes and surcharges accounted for 4.0%, 6.0% and 5.6% of our total revenues for years ended December 31, 2007, 2008 and 2009, respectively. Business taxes and surcharges include the 5% business tax and 3% surcharges that our PRC operating subsidiary must pay for revenues earned from advertising services provided in China.
     Other Operating Costs. Our other operating costs primarily consist of salaries and other expenses in relation to the maintenance, development and expansion of our network and accounted for 1.7%, 2.1% and 2.2% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. We expect our other operating costs to increase in future periods as we expand our network in the cities where we already operate and into new cities. However, we expect our other operating costs to increase in future periods but remain a relatively small percentage of total revenues.
Advertising Equipment Cost
     Our advertising equipment cost consists of the amounts we pay to our third-party suppliers for the digital television displays and other related equipment that we sell to our direct investment entities. Our advertising equipment cost accounted for 5.4%, 0.5% and nil of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. The major factors affecting our advertising equipment cost include the number of digital television displays we sell and the unit cost that we pay for the assembly of each display. We did not generate advertising equipment revenues in 2009 as our existing direct investment entities completed the initial expansion of their local networks in 2008 and scaled back their purchases of digital television displays and related equipment from us.

Other Factors Affecting Our Results of Operations
     In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business, is the Renminbi. In 2007 and 2008, the Renminbi appreciated against the U.S. dollar by approximately 6.5% and 6.5%, respectively, and in 2009, the Renminbi depreciated against the U.S. dollar by approximately 0.1%. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2007, 2008 and 2009, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”
Operating Expenses
     Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the year ended December 31,
	2007		2008		2009
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues

Total Revenues	29,385,591	100.0	104,080,642	100.0	120,686,086	100.0
Gross profit	15,000,309	51.0	63,003,188	60.5	59,581,705	49.4
Operating expenses:
Selling and marketing	2,149,067	7.4	14,711,536	14.1	24,620,897	20.4
General and administrative	2,949,509	10.0	5,414,571	5.2	7,425,222	6.2

Total operating expenses	5,098,576	17.4	20,126,107	19.3	32,046,119	26.6

     Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 7.4%, 14.1% and 20.4% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. We increased our sales force to 368 employees as of December 31, 2009 from 300 employees as of December 31, 2008 and 120 employees as of December 31, 2007. The increase in the scale and scope of our sales force activities has resulted in a significant increase in selling and marketing expenses. We expect selling and marketing expenses in future periods to increase as our operations continue to grow.
     General and Administrative. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance, utilities and other office expenses. General and administrative expenses accounted for 10.0%, 5.2% and 6.2% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. We expect that our general and administrative expenses will increase in future periods as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company.
Share-based Compensation
     Our share-based compensation expenses represent the compensation expenses recognized in relation to the share options and other stock awards granted to our employees and consultants. We allocate our share-based compensation expenses to cost of revenues, general and administrative expenses or selling and marketing expenses, depending on role of the person receiving the options under our 2006 Share Incentive Plan, or the 2006 Plan. We have reserved 8,000,000 common shares for issuance under the 2006 Plan. As of December 31, 2009, there were 2,399,658 share options and 90,723 restricted shares outstanding to employees and consultants. Our total share-based compensation expenses accounted for 0.8%, 1.4% and 3.6% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. We expect our share-based compensation expenses to increase in future periods as a result of further issuances of options and restricted shares to employees and consultants.

Loss from Equity Method Investees
     Our equity investments primarily consist of our investments in our nine direct investment entities that we account for using the equity method as of December 31, 2009. We expect our loss from our existing equity method investees to decrease as they finish building their networks and begin generating more revenues.
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
Taxation
     We are an exempted company incorporated in the Cayman Islands and conduct substantially all of our business through our PRC subsidiaries and our PRC variable interest entities. Our PRC entities must pay business taxes and surcharges on revenues generated from advertising services and value added taxes on sales of our advertising equipment, and we account for the business taxes and surcharges under cost of revenues. Our PRC entities must also pay the enterprise income tax, or EIT, on their taxable income at the applicable tax rate, except for certain PRC entities that qualify for preferential tax rates.
     Before the new EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zone, both VisionChina Media Group and CDTC were allowed to enjoy a preferential enterprise income tax rate of 15%. In addition, since VisionChina Media Group has been recognized as a “culture enterprise,” VisionChina Media Group received a full exemption from the EIT from 2006 to 2008. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the state” in November 2008 and, as a result, will be subject to an enterprise income tax rate of 15% for 2009 and 2010. One of our operating subsidiaries in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for the years ended December 31, 2008 and 2009.
     Under the new EIT Law, effective since January 1, 2008, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable by the end of December 2007, a two-year exemption from enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the enterprise income tax rate of CDTC is 18%, 20%, 22%, 24% and 25% in the years of 2008, 2009, 2010, 2011 and 2012, respectively, and the enterprise income tax rate of VisionChina Media Group is 0%, 15%, 15%, 24% and 25% in the years of 2008, 2009, 2010, 2011 and 2012, respectively. As a result, we expect our income tax expense to increase in future years compared to our historical periods.

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
Depreciation of fixed assets
     Fixed assets are carried at cost less accumulated depreciation and amortization. Assembly in progress is not depreciated until it is ready for its intended use.

     Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives, after taking into account the residual values:
•	Media display equipment — 5 years

•	Computers and office equipment — 5 years

•	Motor vehicles — 5 years

•	Leasehold improvements — lesser of lease terms or the estimated useful lives of the assets
     Changes in estimation of useful lives and residual values may have impact on the amount of depreciation expense to be charged to the consolidated statement of operations.
Investments under equity method
     The investments for which we have the ability to exercise significant influence are accounted for using the equity method. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these entities, by the amortization of intangible assets recognized upon purchase price allocation and by dividend distributions or subsequent investments. All unrecognized inter-company profits and losses have been eliminated under the equity method.
     We generate a portion of our revenues from sales of advertising time on mobile television networks which are owned by our equity method investees. Because the operations of our investees under equity method form an integral part to our operating activities, our share of undistributed earnings or losses of these entities is classified as part of our operating income.
     When the estimated amount to be realized from the investments falls below their carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.
Other investments
     Our investments in non-marketable equity securities for which we do not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. We periodically evaluate the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.
Goodwill and Intangible Assets
     We carry intangible assets, which consist of customer base, non-competition agreements and patents, at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic life of the intangible assets. The expected useful lives of the customer base are five years, the expected useful lives of the non-competition agreements are ten years and the expected useful life of patents are ten years. Changes in the estimation of useful lives of the intangible assets may have impact on the amortization expenses to be charged to the consolidated statement of operations.
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

     We are required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. We assess recoverability of the amortizable intangible assets by comparing the carrying value of an asset to estimated undiscounted cash flows expected to result from the use of the asset and their eventual disposition. If we determine that the carrying value of acquired intangible assets have been impaired, the carrying value will be written down to fair value at the measurement date and impairment charges will be will be recorded.
     Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.
     We assess goodwill for impairment in accordance with FASB ASC 350, Intangibles — Goodwill and Other (formerly Statement of Financial Accounting Standard, or SFAS, No. 142, Goodwill and Other Intangible Assets), which requires that goodwill be tested for impairment at the “reporting unit level” at least annually and more frequently upon the occurrence of certain events, as defined by FASB ASC 350. Goodwill of each unit is tested for impairment in the annual impairment tests using the two-step process. First, we review the carrying amount of the reporting unit compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. We estimate the fair value of our reporting units using a discounted cash flow methodology. This valuation technique is based on a number of estimates and assumptions, including the projected operating results of the reporting units, discounted rate, long-term growth rate and appropriate market comparables. We performed an annual goodwill impairment test for our reporting unit as of December 31, 2009, and no impairment loss was required. The estimates and assumptions used for determination of the fair value of the reporting units include estimated future cash flows, discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Any impairment charges recorded could have a material impact on our financial condition and results of operations.
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
     As none of our PRC subsidiaries and consolidated affiliated entities intend to declare dividends, their undistributed earnings are considered indefinitely reinvested and therefore no provisions have been made for PRC dividend withholding taxes.
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

     For options granted on July 6, 2007, August 30, 2007 and October 31, 2007, the fair value of our common shares used in determining the fair value of the options is the per share value of our common shares determined by us, with the assistance of an independent third-party valuation specialist, solely for the purpose of financial accounting for employee share-based compensation. Determining the fair value of our common shares underlying these options required us to make complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. We used the income approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the enterprise value of our company when the option was granted. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our company are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying common shares for the options granted would be different.
     For share options granted on July 6, 2007, August 30, 2007 and October 31, 2007, we used a combination of the income approach, also known as the discounted cash flow, or DCF, approach, and the market approach to assess the fair value of our common shares underlying the options granted on a contemporaneous basis.
     The major assumptions used by us in calculating the fair value of common shares were as follows:
•	Weight of DCF and market multiples: We assigned 70% weight to the DCF approach and 30% weight to the market multiples approach because we had achieved visibility of future earnings at the time, which made the DCF approach more meaningful.

•	Weighted average costs of capital, or WACC: We used an estimated WACC of 25% for the July 6, 2007 and August 30, 2007 grants and 20% for the October 31, 2007 grants, which was the combined result of the risk-free rate and our company-specific risk when we continued to grow and meet important milestones.

•	Capital market valuation multiples: We obtained and assessed the then updated capital market valuation data of comparable Chinese and international advertising companies such as Focus Media Holding Limited, Clear Channel Outdoor Holdings Inc., JC Decaux SA, Primedia Limited, Clear Media and Xinhua Finance Media Limited.

•	Discount for lack of marketability: We used a 5% discount rate for the July 6, 2007 and August 30, 2007 grants and 3% for October 31, 2007 grants for lack of marketability of our common shares.
     For options granted on July 6, 2007, August 30, 2007 and October 31, 2007, we used the option-pricing method to allocate equity value to the preferred and the common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 31.4% to 36.1%. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.
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

     For the options granted in 2008 and 2009, we determined the value of the shares underlying the options by referring to the sale prices of our ADSs on the Nasdaq Global Market.
     We account for stock-based compensation in accordance with FASB ASC 718, Compensation — Stock Compensation (formerly SFAS No. 123R, Share-Based Payment). Under the provisions of FASB ASC 718, stock-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton, or BSM, option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. These estimations are based on past employee retention rates and our expectations of future retention rates. As our operating history is limited, we will prospectively revise our forfeiture rates based on actual history. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.
Allowance for doubtful accounts
     We evaluate the recoverability of our account receivables primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. We regularly analyze our customer accounts, and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, we record a reserve for bad debts to reduce the related receivables to the amount we reasonably believe is collectible. If circumstances related to specific customers change, our estimates of the recoverability of receivables will be further adjusted. In the event that our accounts receivables become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. We had allowance for doubtful debt of US$0.6 million and US$1.2 million as of December 31, 2008 and 2009 respectively. We had made additional allowance for doubtful debt of US$0.6 million in 2009 based on our review of aging data and credit risks of specific customers. We had charged off account receivables of nil and US$60,798 in 2008 and 2009 respectively as we had exhausted all means of collection. We believe that the balance allowance for doubtful account receivables is sufficient to reflect the recoverability of our accounts receivable.
Results of Operations
     The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2007	2008	2009
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data
Revenues
Advertising service revenues	27,489,391	103,515,250	120,686,086
Advertising equipment revenues	1,896,200	565,392	—

Total revenues	29,385,591	104,080,642	120,686,086

Cost of revenues
Advertising service cost	12,801,957	40,602,022	61,104,381
Advertising equipment cost	1,583,325	475,432	—

Total cost of revenues	14,385,282	41,077,454	61,104,381

Gross profit	15,000,309	63,003,188	59,581,705

Operating expenses	5,098,576	20,126,107	32,046,119

	For the Year Ended December 31,
	2007	2008	2009
	(US$, except number of shares)
Government grant	—	—	538,085
Loss from equity method investees	(1,262,273)	(484,969)	(998,606)

Operating profit	8,639,460	42,392,112	27,075,065
Interest income	505,888	3,480,212	1,860,017
Interest expenses	—	—	(109,590)
Government grant	—	672,515	—
Other expenses	(95,719)	(38,491)	(1,278)

Net income before income taxes	9,049,629	46,506,348	28,824,214
Income tax benefits (expenses)	332,386	212,325	(2,348,254)

Net income after income taxes	9,382,015	46,718,673	26,475,960
Net loss attributable to non-controlling interest	11,343	91,277	127,043

Net income attributable to VisionChina Media Inc. shareholders	9,393,358	46,809,950	26,603,003
Deemed dividend on convertible redeemable preferred shares	6,625,262	—	—

Net income attributable to holders of common shares	2,768,096	46,809,950	26,603,003
Net income per common share:
— Basic	0.11	0.67	0.37
— Diluted	0.11	0.65	0.37
Shares used in computation of net income per share:
— Basic	24,709,522	70,064,663	71,686,900
— Diluted	25,771,702	72,404,916	72,676,438
Share-based compensation expenses during the related periods included in:
— Cost of revenues	34,431	39,847	63,477
— Selling and marketing expenses	135,722	1,163,623	3,698,329
— General and administrative expenses	51,209	263,585	570,305
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     Total Revenues. Our total revenues increased to US$120.7 million in 2009 from US$104.1 million in 2008.
•	Our advertising service revenues increased to US$120.7 million in 2009 from US$103.5 million in 2008. We experienced an increase in advertising service revenues primarily as a result of increased sales of advertising time on our mobile digital television advertising network achieved by the expansions of our strong sales and advertising networks in 2009 and acquisitions of six advertising agency businesses in 2008. In 2009, we expanded our operations to include additional advertising time on buses in Hangzhou, Tianjin, Suzhou and Xiamen and additional subway advertising time in Beijing. The six advertising agency businesses we acquired in 2008 contributed to 56% and 53% of our total revenues in 2008 and 2009, respectively.

•	We did not generate any advertising equipment revenues in 2009, compared with US$0.6 million in 2008, as our existing direct investment entities completed the initial expansion of their local networks and scaled back their purchases of digital television displays and related equipment from us.

     Cost of Revenues. Our cost of revenues increased significantly to US$61.1 million in 2009 from US$41.1 million in 2008.
•	Our advertising service cost increased significantly to US$61.1 million in 2009 from US$40.6 million in 2008.
•	Our media cost increased to US$49.9 million in 2009 from US$30.9 million in 2008. We experienced an increase in media cost primarily due to a large increase in the amount of network rental fees paid to our exclusive agency partner companies to secure advertising time. Our network rental fees for our exclusive agency cities increased to US$43.3 million in 2009 from US$28.0 million in 2008. The number of cities operating under our exclusive agency model increased to 16 cities as of December 31, 2009 from 12 cities as of December 31, 2008. To a lesser extent, we also attribute the increase in our media cost to increased demand for advertising time in cities operating under our direct investment and outreach agency models that require us to purchase the advertising time from the local mobile digital television network operating in that city.

•	Our depreciation increased to US$1.8 million in 2009 from US$1.2 million in 2008 as a result of the increase in the number of digital television displays located in our exclusive agency cities.

•	Our business tax increased to US$6.8 million in 2009 from US$6.3 million in 2008 as a result of the increase in our revenues.

•	Our other operating costs include salaries and expenses related to installation and maintenance of the displays in our network and increased to US$2.7 million in 2009 from US$2.2 million in 2008, primarily due to the expansion of our network into new cities and also in the cities where we already operated.
     Gross Profit. As a result of the foregoing, our gross profit was US$59.6 million in 2009 compared to US$63.0 million in 2008. Our gross margin decreased to 49.4% in 2009 from 60.5% in 2008. Our gross margin decreased primarily due to the general increase in media costs as we expanded our media network.
     Operating Expenses. Our operating expenses increased to US$32.0 million in 2009 from US$20.1 million in 2008.
•	Selling and Marketing. Selling and marketing expenses increased to US$24.6 million in 2009 from US$14.7 million in 2008. Our selling and marketing expenses increased mainly due to expansion of our sales force and strengthening its sales capabilities, and the overall increase in sales activities in a challenging market environment in 2009. The number of our selling and marketing employees increased to 368 as of December 31, 2009 from 300 as of December 31, 2008.

•	General and Administrative. General and administrative expenses increased to US$7.4 million in 2009 from US$5.4 million in 2008. Our general and administrative expenses increased mainly due to the increase in the size of our administrative staff and infrastructure to support our growing operations.
     Loss from Equity Method Investees. Our loss from equity method investees increased to US$1.0 million in 2009 from US$0.5 million in 2008. We experienced an increase in our loss from equity method investees as a result of further media network development costs and challenging sales environments for certain of our equity joint-venture entities in 2009.
     Operating Profit. As a result of the foregoing, our operating profit amounted to US$27.1 million in 2009 as compared to US$42.4 million in 2008.
     Interest Income. Our interest income decreased to US$1.9 million in 2009 from US$3.5 million in 2008, primarily as a result of a decrease in our cash and cash equivalent balances, which were primarily used by our investing activities in 2009.

     Income Taxes. We recognized an income tax expense of US$2.3 million in 2009, compared to an income tax benefit of US$0.2 million in 2008. The income tax expense was primarily due to the expiration of the tax exemption of our principal operating entity in China.
     Net loss attributable to non-controlling interest. Our net loss attributable to non-controlling interest increased to US$0.13 million in 2009 from US$0.09 million in 2008, primarily as the result of an increase in net loss of a subsidiary.
     Net Income Attributable to VisionChina Media Inc. Shareholders. As a result of the foregoing, our net income amounted to US$26.6 million in 2009 as compared to US$46.8 million in 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
     Total Revenues. Our total revenues increased significantly to US$104.1 million in 2008 from US$29.4 million in 2007.
•	Our advertising service revenues increased significantly to US$103.5 million in 2008 from US$27.5 million in 2007. We experienced a significant increase in advertising service revenues primarily as a result of increased sales of advertising time on our mobile digital television advertising network achieved by the expansion of our strong sales network and acquisitions of six advertising agency businesses in 2008. The six acquired businesses contributed to 56% of our total revenues in 2008. To a lesser extent, our advertising service revenues also increased due to sales of advertising time on our supplemental subway advertising platform that commenced operations in May 2007. Our supplemental subway advertising platform accounted for approximately 15.2% of our advertising service revenues in 2008. We also attribute the increase in our advertisement service revenues to the growth of our network to 17 cities as of December 31, 2008 from 14 cities as of December 31, 2007. We expect our advertising service revenues to increase in future periods as our network further penetrates the out-of-home advertising market.

•	Our advertising equipment revenues were US$0.6 million and US$1.9 million in 2008 and 2007, respectively. Our advertising equipment revenues decreased as our existing direct investment entities finished the initial expansion of their local networks and scaled back their purchases of digital television displays and related equipment from us.
     Cost of Revenues. Our cost of revenues increased significantly to US$41.1 million in 2008 from US$14.4 million in 2007.
•	Our advertising service cost increased significantly to US$40.6 million in 2008 from US$12.8 million in 2007.
•	Our media cost increased significantly to US$30.9 million in 2008 from US$10.9 million in 2007. We experienced a significant increase in media cost primarily due to a large increase in the amount of network rental fees paid to our exclusive agency partner companies to secure advertising time. Our network rental fees for our exclusive agency cities increased significantly to US$28.0 million in 2008 from US$10.0 million in 2007. The number of cities operating under our exclusive agency model increased to 12 cities as of December 31, 2008 from five cities as of December 31, 2007. To a lesser extent, we also attribute the increase in our media cost to (i) increased demand for advertising time in cities operating under our direct investment and outreach agency models that require us to purchase the advertising time from the local mobile digital television network operating in that city, and (ii) payments to the subway companies for our supplemental subway advertising platform beginning in January 2007 to purchase advertising time on the supplemental subway advertising platform.

•	Our depreciation increased significantly to US$1.2 million in 2008 from US$0.2 million in 2007 as a result of the increase in the number of digital television displays located in our exclusive agency cities.

•	Our business tax increased significantly to US$6.3 million in 2008 from US$1.2 million in 2007 as a result of the increase in our revenues.

•	Our other operating costs include salaries and expenses related to installation and maintenance of the displays in our network and increased significantly to US$2.2 million in 2008 from US$0.5 million in 2007, primarily due to the expansion of our network into new cities and also in the cities where we already operated.
•	Our advertising equipment cost was US$0.5 million in 2008 compared to US$1.6 million in 2007.
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
     Operating Profit. As a result of the foregoing, our operating profit amounted to US$42.4 million in 2008 as compared to US$8.6 million in 2007.
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
     Net income attributable to non-controlling interest. Our net income attributable to non-controlling interest increased to US$0.09 million in 2008 from US$0.01 million in 2007 primarily as the result of an increase in net loss of a subsidiary.

     Net Income Attributable to VisionChina Media Inc. Shareholders. As a result of the foregoing, our net income amounted to US$46.8 million in 2008 as compared to US$9.4 million in 2007.

B.	Liquidity and Capital Resources
     Our liquidity needs include (i) net cash used in operating activities that consists of (a) cash required to fund the initial build-out and continued expansion of our network and (b) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; and (ii) net cash used in investing activities that consists of the investments in our direct investment entities. To date, we have financed our liquidity needs primarily through proceeds from the issuance of our preferred shares, proceeds from our public offerings, long-term borrowings from financial institutions and cash flows from operations. We raised US$40.0 million from the issuance of Series B convertible preferred shares in March and July 2007. In December 2007, we received gross proceeds of US$100.4 million from our initial public offering. In August 2008, we received gross proceeds of US$17.6 million from a follow-on public offering of our ADSs.
     On March 5 and March 28, 2007, we borrowed an aggregate amount of RMB17.1 million from Meidi Zhiye, a related party, to fund our working capital requirements. On April 29, 2007, we repaid Meidi Zhiye the total amount of such borrowing.
     As of December 31, 2009, we had US$68.8 million in cash and cash equivalents. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts. We believe that our current cash on hand, expected cash flows from operations and available credit facilities from financial institutions will be sufficient to meet our anticipated cash needs for at least the next 12 months.
     As of December 31, 2009, we had access to US$61.2 million in a short-term overseas credit line, which is secured by a pledged deposit of the RMB equivalent of US$64.4 million in the PRC, and US$58.5 million in long-term credit facilities. As of December 31, 2009, the principal outstanding amounts under our credit facilities included short-term bank loans of US$40.8 million from our short-term overseas credit line and long-term bank loans of US$0.7 million maturing after more than one year.
     In January 2010, we obtained short-term bank loans of US$20.4 from our overseas credit line and long-term bank loans of US$57.8 million from our long-term credit facilities. In January 2010, as a result of our acquisition of Digital Media Group, we assumed short-term bank loans of US$7.3 million and bank overdraft of US$35.6 million, which were borrowed from PRC financial institutions.
     We did not generate net income for any quarter since our inception until the three months ended June 30, 2007, in which we generated net income of US$0.3 million. We generated net income of US$46.8 million and US$26.6 million in 2008 and 2009, respectively. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 180 days following the month in which the advertisement is displayed. We expect our accounts receivable to increase as a result of the rapid growth in our advertising service revenues. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain additional short-term or long-term bank financing. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

     The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	(US$)
Net cash provided by (used in) operating activities	(6,000,540)	24,329,809	39,397,267
Net cash used in investing activities	(8,193,279)	(21,762,467)	(170,649,621)
Net cash provided by financing activities	138,822,631	24,615,240	37,133,503
Effect of changes in exchange rate	1,295,154	4,926,045	(295,348)
Net increase (decrease) in cash and cash equivalents	125,923,966	32,108,627	(94,414,199)
Cash and cash equivalents, beginning of period/year	5,215,693	131,139,659	163,248,286
Cash and cash equivalents, end of period/year	131,139,659	163,248,286	68,834,087
Operating Activities
     Our net cash provided by operating activities amounted to US$39.4 million in 2009, net cash provided by operating activities amounted to US$24.3 million in 2008 and net cash used in operating activities amounted to US$6.0 million in 2007. Our net cash provided by operating activities in 2009 primarily as a result of operating income of US$26.5 million in 2009.
Investing Activities
     Our net cash used in investing activities amounted to US$170.6 million in 2009, US$21.8 million in 2008 and US$8.2 million in 2007. Our net cash used in investing activities increased in 2009 primarily due to payment for the purchase consideration of US$64.2 million in connection with six acquisitions in 2008 and prepayments of US$40.0 million in connection with our acquisition of Digital Media Group. The remaining amount of net cash used in investing activities in 2009 was primarily due to an increase in restricted cash of US$64.4 million. This restricted cash balance was for a pledge of a bank deposit used to obtain an offshore bank credit line in 2009. The purpose of the offshore bank credit line is to finance foreign currency payments for our acquisitions mentioned above.
     We purchased all of the outstanding equity interests of six British Virgin Islands companies from sellers of them pursuant to share subscription agreements entered into in April, May and August 2008 in connection with our acquisition of certain advertising agency businesses in China. These acquisitions broadened our advertising client base and expanded our sales team with experienced industry professionals. With respect to each of the acquired businesses, we entered into a share subscription agreement with the sellers of such business, under which we paid a deposit up front. In addition, we and the sellers will determine the net profit generated by such business in the period from the completion of the acquisition through remainder of 2008 and in 2009 and 2010 after the end of the relevant periods. If there is a net profit for any of these relevant periods, we will make payments to the sellers, the amount of which will be determined in reference to cash actually received in respect of the net revenues generated by these businesses.
     In connection with these acquisitions, we paid an aggregate deposit of US$16.7 million in 2008. . We have paid US$64.2 million consideration in 2009 in relation to the 2008 earn-out as determined based on the net revenues of the acquired advertising agency businesses and the cash collected in respect to the net revenues generated by these businesses. As of December 31, 2009, we recorded a current consideration payable of US$47.9 million and a non-current consideration payable of US$9.3 million, as determined based on the net revenues of the acquired advertising agency businesses and the cash collected in respect to the net revenues generated by these businesses as of December 31, 2009. As we expect to collect additional cash in respect of the net revenues generated by these advertising agency businesses in 2009, we may have to pay an additional consideration of US$23.2 million in the maximum for these businesses in 2010 in relation to the 2009 earn-out, which is not reflected in the financial statements included in this annual report. We expect to settle the consideration payable with our cash balance.
     In October 2009, we entered into an agreement and plan of merger (which was amended and restated in November 2009) to acquire Digital Media Group through a merger of a subsidiary with and into Digital Media Group, which was completed in January 2010. Under the agreement and plan of merger, the total consideration of US$160 million which is a notional amount is payable in three installments over two years in cash and shares. In November 2009, we deposited cash in the amount of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, as the initial installment, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan and merger. Two subsequent installments of US$30 million each will be paid on the first and second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible former shareholders of Digital Media Group. Our preliminary valuation of the acquisition date fair value of the consideration transferred was approximately US$167 million, which was greater than the notional amount of US$160 million due to the fair value adjustments of consideration payable in the form of shares. We expect to settle the cash consideration payable with our cash balance.

Financing Activities
     Our net cash provided by financing activities amounted to US$37.1 million in 2009, compared to US$24.6 million in 2008 and US$138.8 million in 2007. Our net cash provided by financing activities in 2007 primarily consisted of proceeds from our issuance of Series B convertible preferred shares and from our initial public offering in December 2007, while our net cash provided by financing activities in 2008 primarily consisted of proceeds from our public offering and sale of 1,150,000 ADSs in August 2008. Our net cash provided by financing activities in 2009 is mainly attributable to (i) an increase of US$40.8 million in net proceeds under an offshore credit line and (ii) an increase of US$0.7 million in net proceeds from a domestic loan. We also used US$5.0 million for share repurchases in 2009.
     On December 3, 2009, we entered into a credit facility agreement with the Bank of China to provide a maximum loan amount of RMB 400 million (US$58.5 million). As of December 31, 2009, we have drawn down a two-year term loan of $0.7 million under this credit facility. The loan carries a floating interest rate equal to of 90% of the People’s Bank of China benchmark rate and is guaranteed by CDTC.
Capital Expenditures
     We had capital expenditures of US$1.6 million, US$5.0 million and US$4.3 million for the years ended December 31, 2007, 2008 and 2009. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2010 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.
     In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.
Recently Issued Accounting Pronouncements
     In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162, or SFAS 162, collectively known as SFAS 168. SFAS 168 states that the FASB Accounting Standards Codification will become the source of authoritative U.S. GAAP recognized by the FASB. Once effective, the Codification’s content will carry the same level of authority, effectively superseding SFAS 162. The U.S. GAAP hierarchy will be modified to include only two levels of U.S. GAAP: authoritative and nonauthoritative. The adoption did not have a material impact on our financial position, results of operations and cash flows.
     In December 2009, the FASB issued Accounting Standards Update, or ASU, 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” or ASU 2009-17, which amends the FASB ASC for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in VIE, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The adoption of ASU 2009- 17 is not expected to have a material impact on our financial position, results of operations and cash flows.

     Effective January 1, 2009, the Group adopted certain provision of FASB ASC 805 Business Combination (formerly SFAS No. 141R), to improve reporting, creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all, as of that date, the assets acquired and liabilities assumed in the acquiree at the acquisition-date, measured at their fair values; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The adoption of SFAS 141R did not have a significant effect on our financial position, results of operations or cash flows.

C.	Research and Development
     We do not make, and do not expect to make, significant expenditures on research and development activities.

D.	Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	(US$)
Long-term purchase agreement	189,600,000	46,531,000	74,906,000	43,025,000	25,138,000
Operating lease obligations	2,036,988	977,672	634,510	254,950	169,856
Consideration for an acquisition	60,000,000	30,000,000	30,000,000	—	—

Total contractual obligations	251,636,988	77,508,672	105,540,510	43,279,950	25,307,856
     We have entered into several agreements under our exclusive agency model to purchase advertising time from local mobile digital television companies for a period of five to ten years. As of December 31, 2009, future minimum purchase commitments under these agreements totaled approximately US$189.6 million.
     Operating lease obligations represent leasing arrangements relating to the lease of our office premises. Consideration for an acquisition relates to payment obligations for the remaining two installments, each in the amount of US$30 million, of the total consideration of our acquisition of Digital Media Group. Eligible former shareholders of Digital Media Group may elect to receive US$10 million of each US$30 million installment in the form of cash or our common shares.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of December 31, 2009.

Name	Age	Position/ Title
Limin Li	48	Chairman of the Board of Directors, Chief Executive Officer
Scott Chen	36	Chief Financial Officer
Alfred Tong	43	Chief Marketing Officer
Haijun Liu	46	Chief Development Officer

Name	Age	Position/ Title
Yanqing Liang	37	Director
William Decker	63	Independent Director
Xisong Tan	61	Independent Director
Yunli Lou	41	Independent Director
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
     Scott Chen has been our chief financial officer since June 2009. Mr. Chen joined VisionChina Media from the investment banking division of Nomura where he served as an executive director and head of industry coverage for the Media sector. From 2002 to 2008, Mr. Chen worked at Lehman Brothers in Hong Kong where he started as a corporate finance generalist before shifting to the technology and media sectors. His investment banking experience spans equity, debt and mergers and acquisitions transactions for a variety of clients including outdoor media, online gaming, education and e-commerce companies. Prior to Lehman Brothers, Mr. Chen was a management consultant at Deloitte Consulting in Taipei, Taiwan from 1998 to 2000. He began his career at PricewaterhouseCoopers in its New York and San Francisco offices, where he worked as a management consultant from 1995 to 1998. Mr. Chen holds a Master of Business Administration with a major in finance from The Wharton School of the University of Pennsylvania as well as a bachelor’s degree in operations research and industrial engineering from Cornell University.
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

B.	Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
     In 2009, the aggregate cash compensation to our executive officers, including all the directors, was US$0.8 million. For options granted to officers and directors, see “—2006 Share Incentive Plan.”
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
     Our board of directors has only granted options to participants in our 2006 share incentive plan. As of March 31, 2010, there were 2,413,165 common shares issuable upon the exercise of outstanding share options and restricted shares at a weighted average exercise price of US$4.91 per share, and there were 1,294,859 common shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. The following table summarizes, as of March 31, 2010, the outstanding options granted to our directors and executive officers and other individuals as a group.

Ordinary
	Shares	Exercise
	Underlying	Price
	Outstanding	Underlying
	Options or	Outstanding
	restricted	Options
Name	Shares	(US$/Share)	Grant Date	Expiration Date

Limin Li	350,000	6.545	August 30, 2007	August 30, 2017
Scott Chen(1)	*	6.03/ 8.53	June 29, 2009/ October 8, 2009	June 29, 2019/ October 8, 2019
Alfred Tong(2)	*	10.3/ 8.53	March 14, 2008/ October 8, 2009	March 14, 2018/ October 8, 2019
Haijun Liu(3)	*	1.00/ 8.53	December 8, 2006/ October 8, 2009	December 8, 2016/ October 8, 2019
William Decker	*	6.545	October 31, 2007	October 31, 2017
Xisong Tan	*	1.00	December 8, 2007	December 8, 2016
Yunli Lou(4)	*	5.82/ 8.53	December 11, 2008/ October 8, 2009	December 11, 2018/ October 8, 2019
Other individuals as group	1,721,901	5.23	(5)	(6)

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding common shares, assuming the conversion of all of our outstanding preferred shares.

(1)	A portion of the options was granted on June 29, 2009 with an exercise price of US$6.03 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(2)	Represents 32.3% restricted shares and 67.7% options to purchase common shares. A portion of the options was granted on March 14, 2008 with an exercise price of US$10.30 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(3)	A portion of the options was granted on December 8, 2006 with an exercise price of $1.00 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(4)	A portion of the options was granted on December 11, 2008 with an exercise price of US$5.82 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(5)	Options were granted to other individuals on various dates.

(6)	Other individuals’ options expire on various dates.

C.	Board Practices
Committees of the Board of Directors
Audit Committee
     Our audit committee consists of William Decker, Xisong Tan and Yunli Lou. Our board of directors has determined that each of William Decker, Xisong Tan and Yunli Lou satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Mr. Decker is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
Compensation Committee
     Our compensation committee consists of William Decker, Yunli Lou and Xisong Tan. Our board of directors has determined that each of William Decker, Yunli Lou and Xisong Tan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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
Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee consists of William Decker, Yunli Lou and Xisong Tan. Our board of directors has determined that each of William Decker, Yunli Lou and Xisong Tan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
Duties of Directors
     Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company (subject to the Companies Law);

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registration of such shares in our share register.
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
     As of December 31, 2007, 2008 and 2009, we had 216, 473 and 553 full-time employees, respectively. As of December 31, 2009, we had 88 employees in management and administration, 368 in sales and marketing and 97 in network maintenance and development.
     We plan to hire additional employees in all functions as we grow our business. None of our employees is represented by a labor union or other collective bargaining agreements. Since establishment, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.
     The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable PRC regulations, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund. Our total contribution for such employee benefits required by applicable PRC regulations amounted to US$53,387, US$483,065 and US$743,516 for the years ended December 31, 2007, 2008 and 2009.

E.	Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2010 by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Limin Li(3)	14,420,263	17.9
Yanqing Liang(4)	4,671,155	5.8
Yunli Lou(5)	7,103,513	8.8
Scott Chen	*	*
Alfred Tong	*	*
Haijun Liu	*	*
William Decker	*	*
Xisong Tan	*	*
All directors and executive officers as a group(6)	26,468,264	32.8
Principal Shareholders:
Front Lead Investments Limited(7)	14,420,263	17.9
The OZ Funds(8)	6,444,510	8.0
Milestone I, II and III(9)	5,684,108	7.0
Massive Sheen Investments Limited(10)	4,671,155	5.8
Columbia Wanger Asset Management, L.P.(11)	9,072,800	11.2
FMR LLC(12)	5,346,842	6.6

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying options held by such person that are exercisable within 60 days of the date of this annual report. Percentage of beneficial ownership of each listed person is based on 80,767,280 common shares outstanding as of March 31, 2010, as well as the common shares underlying share options exercisable by such person within 60 days of the date of this annual report.

(3)	Includes 14,165,055 common shares owned by Front Lead Investments Limited, a British Virgin Islands company, and 255,208 common shares issuable upon the exercise of options granted to Front Lead Investments Limited that are exercisable within 60 days of the date of December 31, 2009, according to its Schedule 13G filed with the SEC on February 10, 2010. Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(4)	Includes 4,671,155 common shares owned by Massive Sheen Investments Limited, a British Virgin Islands company, according to its Schedule 13G filed with the SEC on February 10, 2010. Ms. Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(5)	Includes (i) 6,802,176 common shares held by Milestone I, Milestone II, Milestone III and Milestone IV, and (ii) 277,587 common shares (in ADS form) held by Linden Street Capital Limited, a limited liability company organized under the laws of the British Virgin Islands. Yunli Lou, a managing director of Milestone Capital Partners Limited, disclaims beneficial ownership of shares held by Milestone I, Milestone II, Milestone III and Milestone IV except to the extent of her pecuniary interest in these shares and (iii) 23,750 common shares issuable upon the exercise of options granted to Yunli Lou. Yunli Lou is the sole shareholder of Linden Street Capital Limited and her business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(6)	Include common shares held by all of our directors and executive officers as a group and common share issuable upon the exercise of all of the options that are exercisable within 60 days of the date of this annual report held by all of our directors and executive officers.

(7)	Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(8)	Includes (i) 3,970,036 common shares held by OZ Master Fund, Ltd., a limited liability company incorporated in the Cayman Islands and (ii) 2,136,401 common shares held by OZ Asia Master Fund, Ltd., a limited liability company incorporated in the Cayman Islands, according to its Schedule 13G filed with the SEC on February 16, 2010. Each of the OZ Funds uses the mailing address: c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, Georgetown, Grand Cayman, Cayman Islands. OZ Management, LP is the investment manager of OZ Master Fund, Ltd. and OZ Asia Master Fund, Ltd. Och-Ziff GP, LLC is the general partner of OZ Management LP. Daniel S. Och, as senior managing member of Och-Ziff GP, LLC, may be deemed to have investment and/or voting control of the shares held by the OZ Funds.

(9)	Includes 5,684,108 common shares held by Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited, and Milestone Mobile TV Media Holdings III Limited, each of which is a limited liability company organized under the laws of the British Virgin Islands. Each of Milestone I, II and III has a mailing address of P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands. Milestone I, II and III are wholly owned by Milestone China Opportunities Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands. The general partner of the Milestone China Opportunities Fund II, L.P. is Milestone Capital Partners Limited, a limited liability company incorporated under the laws of the Cayman Islands. The sole director of Milestone Capital Partners Limited is Cherianne Limited, a company organized under the laws of the British Virgin Islands. Yuen Ho Wan and James Ngai, as all of the directors of Cherianne Limited, share the investment and voting power of Cherianne Limited. Ms. Wan’s and Mr. Ngai’s business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(10)	Yanqing Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(11)	Includes 9,072, 800 common shares represented by ADSs held by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust according to its Schedule 13G filed with the SEC on February 10, 2010. Columbia Acorn Trust is a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P. Columbia Wanger Asset Management, L.P. is a Delaware limited partnership, with the principal business address at 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(12)	Includes 5,346,842 common shares represented by ADSs owned by FMR LLC according to its Schedule 13G filed with the SEC on February 16, 2010. FMR LLC is a Delaware company with the business address at 82 Devonshire Street, Boston, Massachusetts 02109.
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
     We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2007, 2008 and 2009.
Transactions with Our Direct Investment Entities
     Agreements to Purchase Advertising Time from and Sell Advertising Equipment to Our Direct Investment Entities
     Under our arrangements with our local operating partners, we are responsible for the procurement of equipment for our direct investment entities, such as digital displays and digital television receivers. We sell the advertising equipment to our direct investment entities at negotiated prices and record the sales of advertising equipment to our direct investment entities as advertising equipment revenues on our financial statements. We had advertising equipment revenues of US$1.9 million for the year ended December 31, 2007, representing 6.5% of our total revenues for 2007, US$0.6 million for the year ended December 31, 2008, representing 0.5% of our total revenues for 2008 and nil for the year ended December 31, 2009.
     We also purchase advertising placement services from our direct investment entities at negotiated prices. For the years ended December 31, 2007, 2008 and 2009, we paid an amount of US$2.7 million, US$8.0 million and US$10.3 million, respectively, to our direct investment entities for the advertising placement services.
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
     We entered into an exclusive agency agreement with Suzhou China Digital Mobile Television Co., Ltd., or Suzhou VisionChina Media Group, in September 2009. This exclusive agency agreement grants us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Suzhou to advertisers that are not from Suzhou for a term from October 1, 2009 to December 31, 2013. Under the agreement, we pay a pre-determined network rental fee each year to Suzhou VisionChina Media Group. Suzhou VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Suzhou public transportation companies that have entered into agreements with Suzhou VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
     We entered into exclusive agency agreement with Changzhou China Digital Mobile Television Co., Ltd., or Changzhou VisionChina Media Group , in March 2010. This exclusive agency agreement grants us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Changzhou to advertisers that are not from Changzhou for a term from January 1, 2010 to March 18, 2017. Under the agreement, we pay a pre-determined network rental fee each year to Changzhou VisionChina Media Group. Changzhou VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Changzhou public transportation companies that have entered into agreements with Changzhou VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
Transactions with Companies under Common Control with Us
Lease and loan with Meidi Zhiye
     We rented office space from Shenzhen Meidi Zhiye Development Co., Ltd., a former shareholder of VisionChina Media Group, or Meidi Zhiye, for the office space of our headquarters and VisionChina Media Group. The rent was determined based on negotiation. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Meidi Ziye’s equity interest and is the chairman of Meidi Zhiye. The rental expenses totaled US$163,511 and US$191,758 in 2008 and 2009, respectively.

     On March 5 and March 28, 2007, VisionChina Media Group borrowed an aggregate amount of approximately US$2.2 million from Meidi Zhiye to fund its working capital requirements. On April 29, 2007, VisionChina Media Group repaid Meidi Zhiye the total amount of borrowing.
Transactions with Champs Elysees
     In 2007, 2008 and 2009, VisionChina Media Group paid renovation charges of US$347,029, US$194,101 and US$236,124 respectively, to Champs Elysees Renovations Co., Ltd., or Champs Elysees Renovations. Limin Li’s wife is the chairwoman of Champs Elysees Renovations.
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
B. Significant Changes
     In October 2009, we entered into an agreement and plan of merger (which was amended and restated in November 2009) to acquire Digital Media Group through a merger of a subsidiary with and into Digital Media Group, which was completed in January 2010. The total consideration of US$160 million is payable in three installments over two years in cash and shares. In November 2009, we deposited the initial installment of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan and merger relating to our acquisition of Digital Media Group. Two subsequent installments of US$30 million each will be paid on the first and second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible former shareholders of Digital Media Group.
     With our acquisition of Digital Media Group, we significantly increased the scale of our media costs as we expanded our advertising presence in subways in China. As a result, we expect to incur increased media costs in the future, which could negatively impact our gross margins, particularly if our revenues do not increase sufficiently to offset these increased costs.
     We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details.
     Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the Nasdaq Global Market on June 22, 2010 was US$3.18 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2007 (since December 6)	9.80	7.63
2008	25.60	4.25
2009	12.27	4.80
Quarterly:
2008
First quarter	12.30	5.27
Second quarter	23.00	11.07
Third quarter	25.60	11.89
Fourth quarter	15.13	4.25
2009
First quarter	7.80	5.06
Second quarter	8.18	4.80
Third quarter	8.15	5.21
Fourth quarter	12.27	7.04
Monthly:
2009
December	12.27	9.20
2010
January	11.85	8.63
February	9.48	7.36
March	8.63	4.61
April	5.04	4.21
May	4.43	2.74
June (through June 22)	3.60	2.51

     As of March 31, 2010, a total of 64,155,749 ADSs were outstanding. As of March 31, 2010, a total of 64,155,749 common shares were registered in the name of a nominee of The Bank of New York Mellon, the depositary for the ADSs. We have no further information as to common shares or ADSs held, or beneficially owned, by U.S. persons.

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
     We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007. Our shareholders adopted our amended and restated memorandum and articles of association by Special Resolution passed on November 8, 2007 and effective upon completion of our initial public offering of common shares represented by our ADSs.

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
     If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.
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

Taxation of Dividends
     Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or common shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
     With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Market), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not on our common shares that are not so represented, currently meet the conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a Chinese (or PRC) “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.
     Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
     In the event that we are deemed to be a Chinese (or PRC) “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or common shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit given your particular circumstances.
     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any PRC withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company
     Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company for 2009, and we do not expect to be a PFIC in 2010 or to become one in the foreseeable future, although there can be no assurance in this regard. Because the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. In general, we will be a PFIC for any taxable year in which:
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

     If we are a PFIC for any taxable year during which you hold our ADSs or common shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the common shares, are listed on the Nasdaq Global Market. Consequently, if you are a holder of common shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective market-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
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
     A U.S. investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares if we are considered a PFIC in any taxable year.
Taxation of Capital Gains
     For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.
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

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

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
     For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company — Organizational Structure.”

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

     We use the U.S. dollar as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our PRC subsidiaries is the Renminbi. All of our subsidiary’s transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiary existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our public offering in August 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Except for certain cash balances, majority of our transactions are denominated in Renminbi. Considering the amount of our cash balance as of December 31, 2009, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of RMB4.0 million (US$0.6 million) for our total amount of cash balance, with a corresponding increase or decrease in operating profit.
     We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.
Interest Rate Risk
     Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts and interest expenses arising from bank borrowings.
     On December 3, 2009, we entered into a credit facility agreement with the Bank of China to provide a maximum loan amount of RMB 400 million (US$58.5 million). The long-term loan under this credit facility may be drawn at any time within two years from the effective date of the agreement and will mature two years after it is drawn. The loan, when drawn, will carry a floating interest rate equal to of 90% of the People’s Bank of China benchmark rate. As of December 31, 2009, we had a two-year loan of US$0.7 million under this credit facility.
     As of December 31, 2009, we had a short-term loan of $40.8 million with Macau Branch of Bank of China, which was secured by RMB equivalent of US$64.4 million pledged with Shenzhen Branch of the Bank of China, with the balance of US$20.4 million available as short-term funds for future needs. The loan carried an annual interest ranging from 1.59% to 1.72% and the pledged deposits carried an annual interest rate of 2.25%.
     As of December 31, 2009, we have no significant exposure to change of interest rate as (i) our short-term borrowing rate was similar with the interest rate of our pledged deposits, (ii) immateriality of our long-tern loan balance. Our management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities
     Not applicable

B.	Warrants and Rights
     Not applicable

C.	Other Securities
     Not applicable

D.	American Depositary Shares
Depositary Fees
     Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary Charges
     In addition, an ADS holder shall be responsible for the following charges:
•	taxes and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency; and

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities.
     Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.
     Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company, or DTC, the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.
     In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
     The fees and charges ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. ADS holders will receive prior notice of such changes.

Payments by Depositary
     In 2009, we received the following payments from The Bank of New York Mellon, the depositary bank for our ADR program:

US$
Item	(in thousands)
Reimbursement of investor relations efforts	609
Reimbursement of legal fees	61
Reimbursement of Nasdaq listing fees	5
Reimbursement of proxy process expenses	—
Reimbursement of SEC filing fees	29
Reimbursement of Sarbanes-Oxley and accounting-related expenses in connection with ongoing SEC compliance and listing requirements	—
Reimbursement of other ADR program-related expenses	102

Total	806

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
     None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
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
     We completed a subsequent public offering of 1,000,000 common shares, in the form of ADSs, at US$16.00 per ADS in August 2008, after our common shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$18.4 million, of which we received net proceeds of US$17.6 million. The effective date of our registration statement of Form F-1 (File number: 333-152726) was August 1, 2008. Credit Suisse, Morgan Stanley and Merrill Lynch were the joint global coordinators and book runners for the global offering of our ADSs.
     As of March 31, 2010, approximately US$80.4 million of the net proceeds from our public offerings has been used for acquisitions of six advertising agency companies and Digital Media Group and capital expenditures, and approximately US$35.0 million has been used for general corporate purposes. We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliances with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009.

Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and the Shareholders of VisionChina Media Inc.:
     We have audited the internal control over financial reporting of VisionChina Media Inc. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company, and our report dated June 23, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/ DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
June 23, 2010
Changes in Internal Control Over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
     Our Board of Directors has determined that William Decker qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meet the criteria for independent set forth in Section 10A(m)(3) of the Exchange Act.

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

	For the Year Ended
	December 31,
	2008	2009
	(US$)
Audit Fees(1)	650,000	850,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	200,000	—

Total	850,000	850,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting.

(2)	Audit-related fees include the aggregate fees billed in each of fiscal period listed for assurance and related services by our principal auditors that are reasonably related to the performance of audit or review of our annual financial statements not reported under our audit fees.

(3)	Tax fees include fees billed for tax consultations.

(4)	Other fees include the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. Services comprising the fees disclosed under the category of other fees involve principally the issue of comfort letters in 2008 and rendering of listing advice in connection with our follow-on offering in 2008.
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
     On November 14, 2008, our board of directors authorized a share repurchase program, under which we may repurchase up to US$50 million worth of our issued and outstanding ADSs from the open market from time to time and before December 31, 2009. As of December 31, 2009, we have repurchased 940,380 of our ADSs for a total purchase price of approximately US$5.0 million pursuant to this program. All of the repurchased shares have been retired from our outstanding common shares. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. Set for below contains certain information regarding our share repurchase program.

				Approximate Value
				of ADSs that May
				Yet be
		Average Price	Total Number of	Purchased
		Paid	ADSs Purchased	Under the
	Total Number of	per ADS	Under the	Program(1)
Period	ADSs Purchased	(US$)	Program	(US$ in thousands)
2008
December	281,400	5.1360	281,400	48,557
2009
January	23,775	5.4962	23,775	48,426
February	2,550	5.5000	2,550	48,412
March	346,087	5.4155	346,087	46,543
April	286,568	5.3827	286,568	45,000
Total	940,380	5.3241	940,380	45,000

(1)	According to the share repurchase program, we may repurchase up to US$50 million worth of our issued and outstanding ADSs from the open market from time to time and before December 31, 2009.

ITEM 16F.	Change in Registrant’s Certifying Accountant
     Not applicable.

ITEM 16G.	Corporate Governance
     Rule 5615(a)(3) of the Nasdaq Listing Rules permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq Listing Rules.
Part III

Item 17.	Financial Statements
     We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
     The following financial statements are filed as part of this annual report, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2008 and 2009

•	Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009

•	Consolidated Statements of Changes of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009

•	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009

•	Notes to the Consolidated Financial Statements

•	Condensed Financial Information of Registrant — Schedule I

Item 19.	Exhibits

Exhibit
Number	Description of Document
1.1	Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

1.2	Form of Second Amended and Restated Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.1	Specimen Certificate for Common Shares of VisionChina Media Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.2	Form of American Depositary Receipt of VisionChina Media Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.3	Form of Deposit Agreement among VisionChina Media Inc., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.1	Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.2	Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.3	Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.4	Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.5	Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.6	Registrant’s 2006 Share Incentive Plan (initially filed with the Commission on November 9, 2007)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.8	Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.9	Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.10	Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.11	Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.12	Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.13	Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.14	Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.15	Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.16	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.17	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.18	Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.19	Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.20	Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.21	Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.22*	Amended and Restated Agreement and Plan of Merger dated November 16, 2009, among VisionChina Media Inc., Vision Best Limited, Digital Value Holdings Limited, Digital Media Group Company Limited and the Shareholder Representative

4.23*	Registration Rights Agreement dated as of November 16, 2009 among VisionChina Media Inc. and the investors signatories thereto

4.24*	Translation of RMB Loan Agreement, dated as of December 3, 2009, between VisionChina Media Group Inc., and Bank of China, Shenzhen Branch

4.25*	Translation of Guarantee Contract between VisionChina Digital Company and Bank of China Shenzhen Branch

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VISIONCHINA MEDIA INC.
By	/s/ Limin Li
Name:	Limin Li
Title:	Chairman and Chief Executive Officer

Date: June 23, 2010

VISIONCHINA MEDIA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of VisionChina Media Inc.:
We have audited the accompanying consolidated balance sheets of VisionChina Media Inc. and subsidiaries and variable interest entity (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes of equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009 and the related financial statement schedule listed in the Index as Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
June 23, 2010

VISIONCHINA MEDIA INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. Dollars (“$”), except number of shares)

		December 31,
	Notes	2008	2009

ASSETS
Current Assets:
Cash and cash equivalents		$163,248,286	$68,834,087
Restricted cash		—	64,368,455
Accounts receivable, net of allowance for doubtful accounts of $612,135 and $1,177,190 as of December 31, 2008 and 2009, respectively	4	38,296,590	37,050,076
Amounts due from related parties	19	5,225,564	4,334,472
Prepaid expenses and other current assets	5	9,431,279	10,049,007
Deferred tax assets	15	273,325	41,309

Total current assets		$216,475,044	$184,677,406

Non-current Assets:
Fixed assets, net	8	$10,205,784	$9,192,741
Investments under equity method	9	7,686,065	6,670,189
Other investments	10	2,276,034	2,660,189
Long-term prepayments and deposits	6	21,888,068	65,241,570
Intangible assets	7	14,034,343	11,455,972
Goodwill	3	21,074,229	109,017,669

Total non-current assets		$77,164,523	$204,238,330

TOTAL ASSETS		$293,639,567	$388,915,736

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loan	12	$—	$40,800,000
Accounts payable		1,237,262	2,311,224
Amounts due to related parties	19	786,284	213,029
Consideration payable	3	30,734,610	47,873,901
Income tax payable		39,209	2,411,156
Accrued expenses and other current liabilities	11	9,507,341	9,326,208

Total current liabilities		$42,304,706	$102,935,518

Non-current Liabilities:
Long-term bank loan	12	$—	$731,294
Consideration payable	3	2,776,173	9,330,085
Deferred tax liabilities	15	2,924,073	2,503,125

Total non-current liabilities		5,700,246	12,564,504

Total liabilities		$48,004,952	$115,500,022

Commitments and contingency	17

VISIONCHINA MEDIA INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. Dollars (“$”), except number of shares)

		December 31,
	Note	2008	2009

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 71,819,442 and 72,140,684 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	13	$7,182	$7,214
Additional paid-in capital		190,694,719	192,362,565
Accumulated profits		43,509,296	70,112,299
Accumulated other comprehensive income		10,862,017	10,499,278

Total VisionChina Media Inc. shareholders’ equity		$245,073,214	$272,981,356
Noncontrolling interest		561,401	434,358

Total equity		245,634,615	273,415,714

TOTAL LIABILITIES AND EQUITY		$293,639,567	$388,915,736

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in U.S. Dollars (“$”), except number of shares)

		Year ended December 31,
	Note	2007	2008	2009
Revenues:
Advertising service revenue		$27,489,391	$103,515,250	$120,686,086
Advertising equipment revenue		1,896,200	565,392	—

Total revenues		29,385,591	104,080,642	$120,686,086

Cost of revenues:
Advertising service cost		12,801,957	40,602,022	61,104,381
Advertising equipment cost		1,583,325	475,432	—

Total cost of revenues		14,385,282	41,077,454	61,104,381

Gross profit		15,000,309	63,003,188	59,581,705

Operating expenses:
Selling and marketing		2,149,067	14,711,536	24,620,897
General and administrative		2,949,509	5,414,571	7,425,222

Total operating expenses		5,098,576	20,126,107	32,046,119

Government grant		—	—	538,085
Loss from equity method investees		(1,262,273)	(484,969)	(998,606)

Operating profit		8,639,460	42,392,112	27,075,065
Interest income		505,888	3,480,212	1,860,017
Interest expense		—	—	(109,590)
Government grant		—	672,515	—
Other expenses		(95,719)	(38,491)	(1,278)

Net income before income taxes		9,049,629	46,506,348	28,824,214
Income tax benefits (expenses)	15	332,386	212,325	(2,348,254)

Net income		9,382,015	46,718,673	26,475,960
Net loss attributable to noncontrolling interest		11,343	91,277	127,043

Net income attributable to VisionChina Media Inc. shareholders		9,393,358	46,809,950	26,603,003
Deemed dividend on convertible redeemable preferred shares		6,625,262	—	—

Net income attributable to VisionChina Media Inc. common shareholders		$2,768,096	$46,809,950	$26,603,003

Net income per share:
Basic		$0.11	$0.67	$0.37
Diluted		$0.11	$0.65	$0.37
Weighted average shares used in computation of net income per share:
Basic		24,709,522	70,064,663	71,686,900
Diluted		25,771,702	72,404,916	72,676,438
Share-based compensation expenses during the related periods included in:
Cost of revenues		$34,431	$39,847	$63,477
Selling and marketing expenses		135,722	1,163,623	3,698,329
General and administrative expenses		51,209	263,587	570,305

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
CONSOLIDATED STATEMENTS OF CHANGES OF
EQUITY AND COMPREHENSIVE INCOME
(Amounts in U.S. Dollars (“$”), except number of shares)

	VisionChina Media Inc. shareholders
					Accumulated
			Additional		other
	Common shares		paid-in	Accumulated	comprehensive	Noncontrolling		Comprehensive
	Number	Amount	capital	(deficits) profit	income	interest	Total	income
Balance at January 1, 2007	22,000,000	$2,200	$6,136,689	$(6,068,750)	$511,527	—	$581,666
Issuance of common shares pursuant to initial public offering	13,500,000	1,350	100,438,650	—	—	—	100,440,000
Direct offering expenses			(3,725,432)	—	—	—	(3,725,432)
Conversion of redeemable preferred shares to common shares	32,139,088	3,214	60,106,814	—	—	—	60,110,028
Exercise of share options	747,750	75	642,360	—	—	—	642,435
Addition on noncontrolling interest during establishment of subsidiaries	—	—	—	—	—	664,021	664,021
Share-based compensation	—	—	221,362	—	—	—	221,362
Cumulative translation adjustment	—	—	—	—	2,990,664	—	2,990,664	$2,990,664
Net income (loss)	—	—	—	9,393,358	—	(11,343)	9,382,015	9,382,015

								$12,372,679

Deemed dividend on convertible redeemable preferred shares	—	—	—	(6,625,262)	—	—	(6,625,262)

Balance at December 31, 2007	68,386,838	$6,839	$163,820,443	$(3,300,654)	$3,502,191	652,678	$164,681,497
Issuance of common shares pursuant to follow-on offering	1,150,000	115	17,569,585	—	—	—	17,569,700
Direct offering expenses	—	—	(1,613,738)	—	—	—	(1,613,738)
Shares repurchase	(281,400)	(28)	(1,454,628)	—	—	—	(1,454,656)
Exercise of share options	2,525,893	252	10,906,004	—	—	—	10,906,256
Restricted shares	38,111	4	(4)	—	—	—	—
Share-based compensation	—	—	1,467,057	—	—	—	1,467,057
Cumulative translation adjustment	—	—	—	—	7,359,826	—	7,359,826	$7,359,826
Net income (loss)	—	—	—	46,809,950	—	(91,277)	46,718,673	46,718,673

								$54,078,499

Balance at December 31, 2008	71,819,442	$7,182	$190,694,719	$43,509,296	$10,862,017	561,401	$245,634,615
Shares repurchase	(658,980)	(66)	(3,582,449)	—	—	—	(3,582,515)
Exercise of share options	423,139	42	918,240	—	—	—	918,282
Restricted shares	557,083	56	(56)	—	—	—	—
Share-based compensation	—	—	4,332,111	—	—	—	4,332,111
Cumulative translation adjustment	—	—	—	—	(362,739)	—	(362,739)	$(362,739)
Net income (loss)	—	—	—	26,603,003	—	(127,043)	26,475,960	26,475,960

								$26,113,221

Balance at December 31, 2009	72,140,684	$7,214	$192,362,565	$70,112,299	$10,499,278	$434,358	$273,415,714

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. Dollars (“$”), except number of shares)

	For the year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	$9,382,015	$46,718,673	$26,475,960
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Allowance for doubtful accounts	—	675,108	627,169
Depreciation and amortization	306,491	3,285,032	5,150,952
Write-off of fixed assets	—	—	30,005
Loss from equity method investees	1,262,273	484,969	998,606
Share-based compensation	221,362	1,467,057	4,332,111
Deferred tax	(332,386)	(251,433)	(183,138)
Changes in operating assets and liabilities:
Accounts receivable	(11,918,577)	(24,799,643)	620,661
Amounts due from related parties	(1,904,292)	(138,304)	891,092
Prepaid expenses and other current assets	(6,719,468)	(4,268,436)	(3,971,230)
Accounts payable	531,573	(3,292,601)	1,073,962
Amounts due to related parties	141,712	350,158	(573,255)
Income tax payable	—	39,209	2,371,947
Accrued expenses and other current liabilities	3,028,757	4,060,020	1,552,425

Net cash (used in) provided by operating activities	(6,000,540)	24,329,809	39,397,267

Cash flows from investing activities:
Restricted cash	—	—	(64,368,455)
Settlements of consideration payable	—	—	(64,249,402)
Deposits for acquisitions of businesses	—	(16,689,988)	(40,000,000)
Acquisitions of and prepayment for fixed assets	(4,338,779)	(4,961,083)	(1,408,117)
Investment in other investments	—	—	(389,048)
Acquisitions of intangible assets	—	—	(234,599)
Investment in equity method investment	(3,854,500)	(111,396)	—

Net cash used in investing activities	(8,193,279)	(21,762,467)	(170,649,621)

Cash flows from financing activities:
Proceeds from bank loans	—	—	41,531,294
Share repurchases	—	—	(5,037,171)
Proceeds from exercise of share options	642,435	10,906,256	918,282
Payments of direct offering expenses	(1,209,682)	(3,860,716)	(278,902)
Payments of expenses for issuance of Series B convertible redeemable preferred shares	(1,735,561)	—	—
Proceeds from issuance of common shares	100,440,000	17,569,700	—
Proceeds from issuance of Series B convertible redeemable preferred shares	40,000,000	—	—
Contributions from noncontrolling interest of a subsidiary	685,439	—	—

Net cash provided by financing activities	138,822,631	24,615,240	37,133,503

Effect of changes in exchange rate	1,295,154	4,926,045	(295,348)

Net increase (decrease) in cash and cash equivalents	125,923,966	32,108,627	(94,414,199)

Cash and cash equivalents at the beginning of the year	5,215,693	131,139,659	163,248,286

Cash and cash equivalents at the end of the year	$131,139,659	$163,248,286	$68,834,087

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$—	$159,445
Interest paid	—	—	—

Non-cash investing activity:
Capitalization of an amount due from an existing equity method investee	$—	$897,032	$—

Non-cash financing activity:
Shares repurchase not yet settled	$—	$1,454,656	$—
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
     The Company holds its interest in the operating subsidiaries and investees through a holding company, China Digital Technology Consulting Co., Ltd. (“CDTC”), which is a wholly owned company it established in the PRC on March 9, 2006. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through CDTC’s variable interest entity (“VIE”), VisionChina Media Group Limited (“VisionChina Media Group”) and VisionChina Media Group’s subsidiaries and investees. VisionChina Media Group was incorporated under the laws of the PRC on April 8, 2005.
     Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, the Group invests in ventures with local television stations and provides advertising services on its out-of-home digital television networks in the PRC through VisionChina Media Group, a PRC legal entity, which was established by co-founders of the Company. The paid-in capital of VisionChina Media Group was funded by the Company or CDTC through a loan extended to the co-founders. CDTC has entered into certain exclusive agreements with VisionChina Media Group, which obligate the Company to absorb a majority of the risk of loss from VisionChina Media Group’s activities and entitle it to receive a majority of its residual returns. In addition, the Company through CDTC has entered into certain agreements with the two individuals including a loan agreement for the paid-in capital of VisionChina Media Group described above, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. Based on these contractual arrangements, the Company believes that VisionChina Media Group should be considered as a VIE under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, because the equity investors in VisionChina Media Group do not have the characteristics of a controlling financial interest and the Company through CDTC is the primary beneficiary of VisionChina Media Group. The Company and CDTC hold all the variable interests of VisionChina Media Group, and the Company and CDTC have been determined to be the most closely associated with VisionChina Media Group. Therefore, the Company is the primary beneficiary of VisionChina Media Group. Accordingly, the Company consolidates VisionChina Media Group.
     These contractual arrangements enable the Company to exercise effective control over VisionChina Media Group and its subsidiaries and receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries for a remaining period of 23 years.
     The Group’s consolidated assets do not include any collateral for VisionChina Media Group’s obligations. The carrying amount of the total assets of VisionChina Media Group as of December 31, 2008 and 2009 were $223,326,903 and $268,576,744, respectively, and the total liabilities of VisionChina Media Group as of December 31, 2008 and 2009 were $153,169,722 and $165,550,085, respectively. There was no pledge or collateral of its assets. Furthermore, creditors of VisionChina Media Group have no recourse to the general credit of CDTC, which is the primary beneficiary of VisionChina Media Group.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
     As of December 31, 2009, subsidiaries and variable interest entities of the Company and VisionChina Media Group’s subsidiaries include the following entities:

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of the Company
CDTC	N/A	March 9, 2006	PRC	100%
Aim Sky International Limited (“Aim”)	April 1, 2008	January 1, 2008	British Virgin Islands (“BVI”)	100%
Win Prosper Development Limited	N/A	April 23, 2008	Hong Kong (“HK”)	100%
Century Port Limited (“Century”)	May 1, 2008	March 20 , 2008	BVI	100%
Golden Carriage International Limited (“Golden”)	May 1, 2008	December 13, 2007	BVI	100%
Goldwhite Limited (“Goldwhite”)	May 1, 2008	March 21, 2008	BVI	100%
Peak Win Limited (“Peak”)	May 1, 2008	March 19, 2008	BVI	100%
Ahead Smart Holdings Limited (“Ahead”)	August 4, 2008	June 18, 2008	BVI	100%
Shenzhen Huachangshi Digital Technology Co., Ltd. (“Huachangshi”)	N/A	November 27, 2008	PRC	100%
Vision Best Limited (“Vision Best”)	N/A	September 23, 2009	BVI	100%
Digital Value Holdings Limited (“Digital Value”)	N/A	October 9, 2009	BVI	100%

VIE and subsidiary of CDTC
VisionChina Media Group	(Note)	April 8, 2005	PRC	(Note)
Whole Genius Limited	N/A	May 16, 2008	HK	100%

Subsidiaries of VisionChina Media Group
Shenzhen HDTV Industry Investment Co., Ltd. (“Shenzhen HDTV”)	February 17, 2006	June 16, 2004	PRC	100%
Beijing Beiguang Media Mobile Television Advertising Co., Ltd. (“Beiguang Media”)	N/A	December 18, 2006	PRC	100%
Beijing Huaguangshi Co., Ltd.	N/A	April 22, 2008	PRC	100%
Beijing Hua Jingshi Media Advertising Co., Ltd. (“Beijing Hua Jingshi”)	N/A	July 26, 2007	PRC	100%
Beijing Hua Meishi Advertising Co., Ltd. (“Beijing Hua Meishi”)	N/A	May 25, 2007	PRC	100%
Luzhou Huashi Digital Technology Co., Ltd. (“Luzhou Huashi”)	N/A	November 21, 2008	PRC	100%
Nanjing Hua Meishi Advertising Co., Ltd. (“Nanjing Hua Meishi”)	N/A	July 16, 2007	PRC	100%
Shenzhen Hua Meishi Advertising Co., Ltd. (“Shenzhen Hua Meishi”)	N/A	June 29, 2007	PRC	100%
Shenzhen Huashixin Culture Media Co., Ltd. (“Shenzhen Huashixin”)	N/A	September 3, 2007	PRC	100%
Nanjing Media Culture Co., Ltd. (“Nanjing Media Culture”)	N/A	March 28, 2007	PRC	100%
Guangzhou Jiaojian Multimedia Information Technology Co., Ltd. (“Guangzhou Jiaojian”)	N/A	October 8, 2007	PRC	50%
Shanghai Junshi Advertising Co., Ltd. (“Shanghai Junshi”)	N/A	June 11, 2008	PRC	100%
Xian Qujiang Huachangshi Digital Technology Co., Ltd. (“Xian Huachangshi”)	N/A	November 12, 2009	PRC	100%
Note: Through a series of recapitalization, VisionChina Media Group became a VIE of CDTC

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
As of December 31, 2009, the VisionChina Media Group’s equity method investees include the following entities:

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
     The VisionChina Media Group’s equity method investees have been separately formed with 9 separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC. VisionChina Media Group contributed cash and another investor contributed advertising broadcasting rights to the equity method investees for 49% and 51% equity interests, respectively.

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
(c)	Noncontrolling interest
     Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by Financial Accounting Standards Board (“FASB”) regarding noncontrolling interest in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all periods presented.
(d)	Significant risks and uncertainties
     The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and trends in new technologies or industry standards; competition; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC related factors such as PRC tax rules and etc.; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; and general risks associated with the advertising industry.
(e)	Cash and cash equivalents
     Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
(f)	Restricted cash
     Restricted cash represents the amount of cash pledged as securities for outstanding borrowings to financial institutions.
(g)	Intangible Assets, net
     Intangible assets, which consist of customer base, non-compete agreements and patents are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their respective expected useful lives as follows:

Estimated use life

Customer base	5 years
Non-compete agreements	10 years
Patents	10 years

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(h)	Fixed assets, net
     Fixed assets are carried at cost less accumulated depreciation and amortization. Assembly in progress is not depreciated until it is ready for its intended use.
     Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives, after taking into account the residual values:

Media display equipment	5 years
Computers and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease terms or the estimated useful lives of the assets
(i)	Investments under equity method
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
(j)	Other investments
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
(k)	Impairment of long-lived assets
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

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(l)	Goodwill
     The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise.
     Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. Management performed an annual goodwill impairment test as of December 31, 2009, and no impairment loss was required.
     The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

Total

Balance as of January 1, 2008	$—
Goodwill acquired during the year	21,074,229

Balance as of December 31, 2008 and January 1, 2009	$21,074,229
Addition	87,988,750
Exchange realignment	(45,310)

Balance as of December 31, 2009	$109,017,669

(m)	Revenue recognition
(1)	Time-based advertising services
     For time-based advertising services, the Group recognizes revenues as the advertisements are aired over the contractual term based on the schedules agreed with the customer. Payments received in advance of services provided are recorded as customer deposits.
     Deferred revenue is recorded when services are provided before the applicable revenue recognition criteria set forth in Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 104 are fulfilled.
(2)	Barter transactions
     Periodically, the Group engages in barter transactions which are generally recorded at fair value. The Group recognizes revenue and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on the Group’s historical practice of receiving cash. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m)	Revenue recognition — continued
(3)	Equipment
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
     Advertising equipment revenues are recorded net of value-added tax incurred, which amounted to $322,354, $96,117 and Nil for the years ended December 31, 2007, 2008 and 2009, respectively.
(n)	Cost of revenues
     Cost of advertising services consists primarily of media costs payable under advertising agreements, depreciation, business taxes and surcharges and other operating costs. Media costs are expensed as incurred.
     The amount of business taxes and surcharges included in cost of advertising services totalled $1,171,028, $6,263,811 and $6,750,536 for the years ended December 31, 2007, 2008 and 2009, respectively.
     Cost of equipment consists primarily of purchase cost of digital television displays and other related equipment.
(o)	Operating leases
     Leases in which substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.
(p)	Foreign currency translation
     The functional and reporting currency of the Company is the United States dollars (“US dollars”). Monetary assets and liabilities denominated in currencies other than the US dollars are translated into the US dollars at the rates of exchange at the balance sheet date. Transactions in currencies other than the US dollars during the year are converted into the US dollars at the applicable rates of exchange prevailing at the date of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.
     The financial records of the Company’s subsidiaries and VIE are maintained in their respective local currency, the Renminbi (“RMB”) or Hong Kong Dollar (“HKD”), which are also their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date; equity accounts are translated at historical exchange rates; revenues, expenses and gains and losses are translated using the average rates for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders’ equity.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(q)	Net income per share
     Basic net income per share is computed by dividing net income attributable to VisionChina Media Inc. shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The Company’s dilutive securities consist of outstanding share options and restricted shares. Certain common share equivalents (e.g. share options and restricted shares) are excluded from calculation of diluted income per share as their effect is anti-dilutive. The Company had outstanding share options amounted to 4,838,359, 2,768,550 and 2,399,658 as of December 31, 2007, 2008 and 2009, respectively. As of December 31, 2008 and 2009, the Company had outstanding restricted             shares of 204,889 and 90,723 respectively.
     The following table sets forth the computation of basic and diluted net income attributable to VisionChina Media Inc. shareholders per share.

	Year ended December 31,
	2007	2008	2009
Numerator:
Net income attributable to VisionChina Media Inc. shareholders	$2,768,096	$46,809,950	$26,603,003

Denominator:
Weighted average shares outstanding-basic	24,709,522	70,064,663	71,686,900

Effect of dilutive securities:
Share options and restricted shares	1,062,180	2,340,253	989,538

Denominator used for diluted earnings per share	25,771,702	72,404,916	72,676,438

Basic earnings per share	$0.11	$0.67	$0.37
Diluted earnings per share	0.11	0.65	0.37
(r)	Income taxes
     Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, and operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
     The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, in income tax expense.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(s)	Share-based compensation
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
     The Group uses the Black-Scholes option pricing model to measure the value of options granted to non-employees and employees at each measurement date.
(t)	Comprehensive income
     Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of changes of equity. Comprehensive income of the Group represents the cumulative foreign currency translation adjustments and net income for the year.
(u)	Use of estimates
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful debts, valuation of goodwill and intangible assets, valuation of investments under equity method, valuation of other investments, valuation of deferred tax assets, useful lives of fixed assets and fair value of stock options.
(v)	Government grants
     Government grants include cash subsidies received from the PRC government by the operating subsidiaries of the Company. Government grants are recognized when received and all the conditions specified in the grant have been met, and classified as operating or non-operating profit according to the nature of the government grants.
     In 2008, the Company received a subsidy of $672,515 from the local government as a one-off award for the consummation of the Company’s initial public offering. Such subsidy has been classified as non-operating income. In 2009, the Company received a subsidy of $538,085 from the local government for the expansion of local businesses. Such subsidy has been classified as operating profit.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(w)	Concentration of Risks
Concentration of Credit Risk
     Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2008 and 2009, substantially all of the Group’s cash and cash equivalents and restricted cash were managed by financial institutions with high credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivables is mitigated by credit evaluations performed on the customers and ongoing monitoring of outstanding balances. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of aging data and specifically identified accounts. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The accounts receivable from customers with balances over 10% of the accounts receivable, net represent 29% and 24% of the balance in the account as of December 31, 2008 and 2009, respectively.
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
(x)	Fair value of financial instruments
     The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other current assets, short-term bank loans, accounts payable, amounts due to related parties, consideration payable and other current liabilities approximate their fair values due to the short term nature of these instruments.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(y)	Recently issued accounting standards
     In December 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-17, Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”) which amends the FASB ASC for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in a VIE, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The adoption of ASU 2009-17 is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.
     In June 2009, the FASB issued Statement of Financial Accounting Standard (“SFAS”) 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“SFAS 162”) (collectively “SFAS 168”) SFAS 168 states that the FASB Accounting Standards Codification will become the source of authoritative US GAAP recognized by the FASB. Once effective, the Codification’s content will carry the same level of authority as SFAS 162, which will then be superseded. The US GAAP hierarchy will be modified to include only two levels of US GAAP: authoritative and nonauthoritative. The adoption of this pronouncement did not have a material impact on the Group’s financial position, results of operations and cash flows.
     Effective January 1, 2009, the Group adopted certain provisions of FASB ASC 805 Business Combination (formerly SFAS No. 141R), intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all, as of that date, of the assets acquired and liabilities assumed in the acquiree at the acquisition-date, measured at their fair values. It also requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The adoption of SFAS 141R did not have a significant effect on the Group’s financial position, results of operations or cash flows.
     Effective January 1, 2009, the Group adopted certain provisions of FASB ASC 810 Consolidation (formerly SFAS No. 160), which establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. These provisions clarify that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. These provisions require consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. Accordingly, in 2009, minority interests has been renamed noncontrolling interest, consolidated net income is reported at amounts that include the amounts attributable to both noncontrolling interests and VisionChina Media Inc. shareholders for all periods presented. In addition, noncontrolling interests has been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented. The Company has retrospectively applied the presentation to its prior year balances in the consolidated financial statements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
3.	ACQUISITIONS
Acquisitions in 2008
Between April 1, 2008 and August 4, 2008, the Group acquired a 100% equity interest in the following entities: Aim, Century, Golden, Goldwhite, Peak and Ahead. These six entities are investing holding companies which own six different advertising agency businesses and were acquired by the Group separately from six unrelated entities. The purpose of the acquisitions was to leverage the blue-chip customer base of the advertising planning companies and integrate their strong sales teams into the Group’s sales network to increase value for shareholders. The purchase price was comprised entirely of contingent consideration based on certain multiples on the earnings and the percentage of revenues collected. Pursuant to the terms of the acquisition agreements, the Group paid initial deposits of $16,689,988 (see note 6) in the year ended December 31, 2008. These initial deposits will be used to offset a portion of the additional consideration payable at the end of the earn-out period (see below for details on the additional consideration payable). Additional consideration is to be calculated based on the earnings of each of the businesses acquired during the period from date of acquisitions to December 31, 2008, the year ended December 31, 2009 and the year ending December 31, 2010 (the “Earn-out Consideration”).
     The following table summarizes the fair values of the assets and liabilities assumed by the Group on the date of acquisition of the businesses:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
Intangible assets:
Customer base	$4,152,437	$631,587	$1,244,119	$2,102,309	$3,067,790	$811,872	$12,010,114
Non-compete agreement	1,053,864	168,560	301,796	550,971	1,413,412	206,523	3,695,126
Deferred tax liability	(1,062,504)	(164,169)	(316,005)	(542,397)	(974,852)	(208,759)	(3,268,686)

Total	4,143,797	635,978	1,229,910	2,110,883	3,506,350	809,636	12,436,554
Goodwill	9,933,337	2,850,255	2,807,483	2,698,069	1,427,027	1,358,058	21,074,229

Consideration payable at December 31, 2008	$14,077,134	$3,486,233	$4,037,393	$4,808,952	$4,933,377	$2,167,694	$33,510,783

     The amortization periods for customer base and non-compete agreement are 5 years and 10 years, respectively.
     The following table summarizes the maximum Earn-out Consideration for 2008 and 2009:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total

Total Earn-out Consideration:
— 2008	22,495,063	12,682,567	8,976,319	9,365,189	12,191,410	3,727,453	69,438,001
— 2009	25,823,672	11,835,676	7,732,219	11,122,901	13,623,225	5,096,020	75,233,713

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
3.	ACQUISITIONS — continued
     The following table summarizes the details of the Earn-out Consideration payables from that date of acquisition to December 31, 2009:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total

Earn-out Consideration payable at December 31, 2008	$14,077,134	$3,486,233	$4,037,393	$4,808,952	$4,933,377	$2,167,694	$33,510,783
Additional Earn-out Consideration for 2008	8,417,929	9,196,334	4,938,926	4,556,237	7,258,033	1,559,759	35,927,218
Earn-out Consideration for 2009	25,823,672	4,881,252	5,154,755	4,792,551	6,917,422	4,445,735	52,015,387
Less: Settlements in 2009	(20,280,617)	(12,268,699)	(8,495,113)	(8,065,394)	(11,840,634)	(3,298,945)	(64,249,402)

At December 31, 2009	$28,038,118	$5,295,120	$5,635,961	$6,092,346	$7,268,198	$4,874,243	$57,203,986

Recorded in the balance sheet as:
Current	23,578,136	4,708,215	4,829,839	4,225,197	6,465,574	4,066,940	47,873,901
Non-current	4,459,982	586,905	806,122	1,867,149	802,624	807,303	9,330,085

     Earn-out Consideration is calculated based certain multiples on the earnings, as stipulated in the acquisition agreements, of each of the businesses acquired. Payment of the Earn-out Consideration is based on the percentage of revenues collected. Therefore receivables recorded at December 31, 2008 related to 2008 revenues that were subsequently collected in 2009 result in a liability for an additional portion of the 2008 Earn-out Consideration. For the 2009 Earn-out Consideration, because not all of the 2009 revenues were collected as of December 31, 2009, additional Earn-out Consideration payable will be recorded in 2010 as the receivables recorded at December 31, 2009 related to the 2009 revenues are collected in 2010.
     The portion of the total Earn-out Consideration that will be offset against the deposit for acquisitions has been recorded as a long term liability because the right of offset will not exist until the Earn-out Consideration period is completed.
     The accompanying consolidated financial statements include the accounts of the six acquired businesses as of December 31, 2008 and 2009 and the operating results since the dates of the respective acquisitions.
     The following combined pro forma information of the six acquired businesses summarizes the effect of the acquisitions, as if the acquisitions had occurred as of January 1, 2007 and January 1, 2008. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisitions on January 1, 2007 and January 1, 2008, nor is it necessarily indicative of future results of operations of the consolidated enterprise.

	Pro forma
	Year ended	Year ended
	December 31,	December 31,
	2007	2008
	(unaudited)	(unaudited)

Revenues	$30,087,061	$104,446,447
Net income	598,382	45,996,379
Income per share — basic	$0.02	$0.66
Income per share — diluted	$0.02	$0.64

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
4.	ACCOUNTS RECEIVABLE

	December 31,
	2008	2009

Accounts receivables	$38,908,725	$38,227,266
Less: Allowance for doubtful accounts	(612,135)	(1,177,190)

	$38,296,590	$37,050,076

          Movements in allowance for doubtful accounts

	2008	2009

Balance at beginning of the year	$—	$612,135
Exchange realignment	—	(1,316)
Current year additions	612,135	627,169
Current year write-offs	—	(60,798)

	$612,135	$1,177,190

     As at December 31, 2009, the Group had billed receivables of $29,370,464 and unbilled receivables of $8,856,802. Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at December 31, 2009. These amounts become billable according to contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.
5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
     Prepaid expenses and other current assets consist of the following:

	December 31,
	2008	2009

Advances to suppliers	$4,980,084	$6,772,210
Staff advances	274,895	782,539
Deposits	617,553	390,096
Interest receivable	1,993,549	158,257
Other	1,565,198	1,945,905

	$9,431,279	$10,049,007

     Advances to suppliers mainly represent prepayment for media costs. Deposits mainly represent deposits for media cost agreements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
6.	LONG-TERM PREPAYMENTS AND DEPOSITS
     Long term prepayments and deposits consist of the following:

	December 31,
	2008	2009

Prepaid service fees	$731,772	$705,798
Deposits for acquisitions of businesses	16,689,988	56,689,988
Prepayments for acquisition of fixed assets	1,354,984	1,311,766
Other deposits	3,111,324	6,534,018

	$21,888,068	$65,241,570

     Other deposits mainly represent deposits for media cost agreements.
7.	INTANGIBLE ASSETS, NET
     As of December 31, 2008 and 2009, the Group had the following amounts related to the intangible assets:

	December 31,
	2008	2009

Cost
Customer base	$12,010,114	$11,984,292
Non-compete agreements	3,695,126	3,687,182
Patents	—	234,599

	$15,705,240	$15,906,073

Accumulated amortization
Customer base	$1,458,486	$3,852,208
Non-compete agreements	212,411	580,675
Patents	—	17,218

	$1,670,897	$4,450,101

Intangible assets, net
Customer base	$10,551,628	$8,132,084
Non-compete agreements	3,482,715	3,106,507
Patents	—	217,381

	$14,034,343	$11,455,972

     Amortization expense of $1,670,897 and $2,765,578 for the years ended December 31, 2008 and 2009, respectively, was included in selling and marketing expenses in the consolidated statements of operations while Nil and $17,218 for the years ended December 31, 2008 and 2009, respectively, was included in general and administrative expenses in the consolidated statement of operations.
     The Group will record amortization expenses of $2,786,239 for each of the years ending December 31, 2010, 2011 and 2012; $1,331,006 for the year ending December 31, 2013; $390,336 for the year ending December 31, 2014.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
8.	FIXED ASSETS, NET
     Fixed assets consist of the following:

	December 31,
	2008	2009

Media display equipment	$10,021,162	$10,577,304
Computers and office equipment	1,128,813	1,333,285
Motor vehicles	366,047	429,500
Leasehold improvements	712,026	1,105,249

Sub-total	$12,228,048	$13,445,338
Less: accumulated depreciation and amortization	2,022,264	4,252,597

	$10,205,784	$9,192,741

     Depreciation and amortization expense was $306,491, $1,614,135 and $2,368,155 for the years ended December 31, 2007, 2008 and 2009, respectively.
     Included in media display equipment are assembly in progress of $1,988,250 and $1,348,046 as of December 31, 2008 and 2009, respectively. These assets are expected to be placed in service in the following year.
9.	INVESTMENTS UNDER EQUITY METHOD
     In 2007, VisionChina Media Group made cash investments totalling $965,581, $772,465 and $643,720 for its 49% equity interests in Suzhou Mobile, Changzhou Mobile and Ningbo Mobile, respectively. These equity method investees have been separately established with 3 separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC.
     VisionChina Media Group also made additional cash investments in 2007 of $965,580 and $507,154 to its existing equity method investees, Dalian Mobile and Hubei Mobile, respectively.
     In 2008, VisionChina Media Group made additional cash investments of $111,396 to its existing equity method investee, Haerbin Mobile and capitalized an amount due from its existing equity method investee, Henan Mobile, of $897,032.
     As of December 31, 2008 and 2009, VisionChina Media Group had, in total, nine equity method investees. The Group has accounted for these investments using the equity method of accounting.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
9.	INVESTMENTS UNDER EQUITY METHOD — continued
     The combined results of operations and financial position of these investments are summarized below:

	Year ended December 31,
	2007	2008	2009
Condensed statement of operations information:
Revenue	$1,783,008	$5,019,647	$6,607,047
Net losses	(2,124,146)	(482,795)	(1,708,199)

Group’s equity in net loss of investees	$(1,040,832)	$(236,570)	$(837,018)

	December 31,
	2008	2009

Condensed balance sheet information:
Current assets	$5,490,270	$5,300,868
Non-current assets	9,785,995	8,167,873

Total assets	$15,276,265	$13,468,741

Current liabilities	$4,989,366	$4,913,433
Equity	10,286,899	8,555,308

Total liabilities and equity	$15,276,265	$13,468,741

Group’s share of net assets	$5,040,581	$4,192,101

     As of December 31, 2008 and 2009, the carrying value of the Group’s investments under the equity method was $7,686,065 and $6,670,189, respectively. The difference between the carrying value of the Group’s investments under the equity method and the Group’s share in its investees’ net assets was attributable to the elimination of unrealised profits on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible assets, which represent the broadcasting rights contributed by the investors, identified on formation and its related amortization.
10.	OTHER INVESTMENTS
     In 2006, the Group acquired a 25% voting interest in Shenzhen Mobile, through VisionChina Media Group’s subsidiary, Shenzhen HDTV. Shenzhen Mobile was established in the PRC and engages in the provision of digital mobile television advertising services in the PRC. As the Group cannot exercise significant influence over Shenzhen Mobile’s operating and financial activities, the Group accounts for this investment using the cost method of accounting.
     In 2006, the Group acquired a 14% voting interest in Wuxi Guangtong Digital Mobile Television Company Limited (“Guangtong Mobile”). During the year ended December 31, 2009, all shareholders of Guangtong Mobile made an additional capital injection and in order to retain the same percentage of ownership, the Company also made an additional capital injection of $389,048. Guangtong Mobile was established in the PRC and engages in the provision of digital mobile television advertising business in the PRC. The Group accounts for this investment using the cost method of accounting.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
     Accrued expenses and other current liabilities consist of the following:

	December 31,
	2008	2009

Accrued expenses	$1,387,735	$1,415,666
Accrued direct offering expenses	278,902	—
Accrued professional service fees	962,513	463,377
Accrued payroll and welfare	2,902,723	4,086,989
Other taxes payable	1,010,528	1,746,943
Customer deposits	919,938	1,107,594
Deferred revenue	253,128	2,011
Other	1,791,874	503,628

	$9,507,341	$9,326,208

12.	BANK LOANS
     During the year ended December 31, 2009, the Company obtained an unsecured two-year term bank loan from the Bank of China in Shenzhen, the PRC (“BOC (SZ)”) in the amount of $731,294. The interest rate is fixed at 90% of the People’s Bank of China benchmark rate. The borrowing is denominated in RMB.
     The Company also obtained a secured one-year term bank loan from the Bank of China in Macau (“BOC (Macau)”) in the amount of $40,800,000. The interest rate is fixed at 1.72% per annum. The borrowing is denominated in US dollars. Due to foreign currency exchange regulation, in order for the Group to borrow amounts denominated in currencies other than RMB, one of the Company’s subsidiaries in the PRC entered into an arrangement with BOC(SZ) pursuant to which this subsidiary placed a deposit denominated in RMB in the amount of $64,368,455, and BOC (Macau) provided this loan to another subsidiary of the Company incorporated in Hong Kong in US dollars.
     There were no restrictive financial covenants associated with these loans.
13.	COMMON SHARES
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
     There were 72,140,684 common shares issued and outstanding as of December 31, 2009 after 980,222 share options and restricted shares were exercised with the issuance of 980,222 common shares, and 658,980 common shares were repurchased by the Company during the year ended December 31, 2009.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
14.	SHARE INCENTIVE PLAN
     On December 8, 2006, the Group adopted the 2006 share incentive plan (the “Plan”) which allows the Group to offer a variety of incentive awards to consultants and employees. The Group reserved 7,000,000 ordinary shares in 2006 and 2007 for issuance under the Plan. In December 2008, the total number of share issuable under the Plan was increased to 8,000,000 shares. In 2007, the Group granted 3,996,639 share options to consultants and employees with exercise prices ranging from $1.00 and $6.545. In 2008, the Group granted 925,000 share options to employees with exercise prices ranging from $5.82 to $18.00. In 2008, the Group also granted 288,000 restricted shares to consultants and employees. In 2009, the Group granted 649,550 share options to empolyees with exercise prices ranging from $5.48 to $8.53. In 2009, the Group also granted 500,000 restricted shares to consultants and employees.
     The contractual term of the options granted is generally ten years. The majority of the options granted vest 25% after the first year of service and rateably over the remaining 36-month period, and certain of the options vest based on certain performance conditions. Included in the 649,550 share options granted during 2009 are 63,700 options that would vest based on certain performance conditions. Included in the 925,000 share options granted during 2008 are 394,500 options that would vest based on certain performance conditions. Included in the 3,996,639 share options granted in 2007 are 2,506,748 options that would vest based on certain performance conditions.
     Management has used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

	2007	2008	2009

Risk-free interest rate	0.42-5.31%	0.51-3.65%	1.11-2.69%
Expected life	1.72-2.67 years	0.25-4 years	2.5-4 years
Expected volatility	0.31-0.361	0.382-1.122	1.18-1.32
Expected dividends	0%	0%	0%
     Expected volatility was determined by reference to the historical volatility of the Company or the average annualized standard deviation of the share price of listed comparable companies. The expected life of the options is based on the assumption that they will be exercised evenly throughout the option life. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.
     The fair value of the options granted in April and May 2007 were determined on a contemporaneous basis by the management of the Company, with reference to Series B convertible redeemable preferred shares. For the options granted on July 6, 2007, August 30, 2007 and October 31, 2007, the fair values of the options were determined on contemporaneous basis by a third party valuation specialist. The fair values of options granted in 2008 and 2009 were determined on contemporaneous basis by management of the Company with reference to the market value of the Company’s shares.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
14.	SHARE INCENTIVE PLAN — continued
     A summary of share options under the Plan during the years ended December 31, 2007, 2008 and 2009 is presented below:

			Weighted-
	Number	Weighted-	average	Weighted-
	of	average	remaining	average
	shares	exercise price	contractual life	fair value

Outstanding as of January 1, 2007	1,894,000	$0.86		$0.19
Granted
— April 6, 2007	800,739	1.90		0.22
— May 16, 2007	200,000	1.84		0.33
— July 6, 2007	1,230,000	3.545		0.04
— August 30, 2007	1,005,900	6.545		0.07
— October 31, 2007	760,000	6.545		1.30
Exercised	(747,750)	0.86		0.21
Forfeited	(304,530)	1.65		0.18

Outstanding as of December 31, 2007	4,838,359	$3.78	9.46	$0.31

Granted
— March 14, 2008	445,000	$10.19		$2.46
— June 3, 2008	128,000	18.00		6.01
— June 23, 2008	100,000	12.64		10.09
— September 29, 2008	170,000	15.54		5.37
— December 11, 2008	82,000	5.82		2.48
Exercised	(2,525,893)	4.31		0.37
Forfeited	(468,916)	9.06		1.97

Outstanding as of December 31, 2008	2,768,550	$5.19	8.58	$1.30

Granted
— January 22, 2009	25,100	$6.60		$4.63
— March 4, 2009	47,450	5.81		4.48
— June 17, 2009	55,000	5.48		4.48
— June 29, 2009	250,000	6.03		4.86
— September 6, 2009	76,000	5.85		4.74
— October 8, 2009	196,000	8.53		7.18
Exercise	(423,139)	1.75		0.22
Forfeited	(595,303)	9.69		4.39

Outstanding as of December 31, 2009	2,399,658	$5.10	8.00	$1.87

Vested and expected to vest as of December 31, 2009	2,221,399	$4.93	7.91	$1.77

Exercisable as of December 31, 2009	1,284,424	$4.01	7.43	$0.50
     The aggregate intrinsic value of the outstanding share options was $14,180,095 as of December 31, 2009 and the aggregate intrinsic value of options exercisable as of December 31, 2009 was $8,926,553. The aggregate intrinsic value of options vested and expected to vest as of December 31, 2009 was $13,421,767.
     The aggregate intrinsic values of options exercised during the years ended December 31, 2008 and 2009 were $38,778,583 and $3,879,831, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
14.	SHARE INCENTIVE PLAN — continued
     A summary of restricted shares under the Plan during the years ended December 31, 2007, 2008 and 2009 is presented below:

		Weighted
	Number of	average
	shares	fair value

Outstanding as at January 1, 2007 and December 31, 2007	—	—
Granted	288,000	8.81
Forfeited	(45,000)	9.70
Vested	(38,111)	6.95

Outstanding as of December 31, 2008	204,889	$8.96
Granted	500,000	5.81
Forfeited	(57,083)	7.25
Vested	(557,083)	6.33

Outstanding as of December 31, 2009	90,723	8.80

     Restricted shares are granted subject to certain restrictions. The majority of the restricted shares generally vest 25% after the first year of service and rateably over the remaining 36-month period, and certain of the restricted shares vest based on certain performance conditions. All the restricted shares granted during 2009 would vest based on certain performance conditions. Included in the 288,000 restricted shares granted during 2008 are 135,000 restricted shares that would vest based on certain performance conditions.
     The total share-based compensation expense in relation to options and restricted shares recognized in the statements of operations for the years ended December 31, 2007, 2008 and 2009 was $221,362, $1,467,057 and $4,332,111, respectively.
     As of December 31, 2009, there was $3,633,894 of total unrecognized share-based compensation cost related to non-vested share options and non-vested restricted shares granted under the Plan. That cost is expected to be recognized over 4 years.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
15.	INCOME TAXES
     The Company is a tax exempted company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiary, CDTC, and its VIE, VisionChina Media Group.
          Cayman Islands and British Virgin Islands
     The Company was incorporated in the Cayman Islands; Aim, Century, Golden, Goldwhite, Peak, Ahead, Vision Best and Digital Value were incorporated in BVI, and they are all not subject to income tax. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.
          Hong Kong
     The Company’s subsidiaries established in HK are subject to HK profits tax on all profits (excluding profits arising from the sale of capital assets, dividend income and interest income) arising in or derived from HK from its trade, profession or business. The normal applicable profits tax rates for the years of assessment 2007/2008 and 2008/2009 are 17.5% and 16.5%, respectively.
          PRC
     Before the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Law”) and its implementation regulations became effective on January 1, 2008, a foreign invested enterprise satisfying certain criteria could enjoy preferential tax treatments. CDTC, located in the Shenzhen Special Economic Zone, was subject to Foreign Enterprise Income Tax (“FEIT”) at a rate of 15%. As its headquarters are located in the Shenzhen Special Economic Zone, VisionChina Media Group is subject to EIT at a rate of 15%. In addition, VisionChina Media Group was recognized as a “Culture Enterprise’ and thus its headquarters were entitled to a full exemption from EIT from 2006 to 2008. VisionChina Media Group has sales branches located in various cities in the PRC which were subject to 30% EIT and 3% local income tax.
     On January 1, 2008, the New EIT Law took effect. It applies a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities. Enterprises that were subject to an EIT rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate over the five year period after the effective date of the New EIT Law. According to the implementation regulations, during the transition period the EIT rate for CDTC is 18%, 20%, 22%, 24% and 25% in the years 2008, 2009, 2010, 2011 and 2012, respectively.
     In addition, the Ministry of Finance of the PRC and the State Administration of Taxation issued a circular “Notice on preferential tax treatment of enterprise income tax” in February 2008. The circular stipulates that newly established culture enterprises can enjoy the corporate income tax exemption treatment which has been approved by the authorities until the end of the holiday. VisionChina Media Group has already obtained the tax exemption approval certificate for year 2008 and thus continued to enjoy a full exemption from EIT in 2008. Further, in accordance with another circular issued in November 2008, VisionChina Media Group has been recognized as a state-encouraged high-new technology enterprise starting from 2008, and the status is valid for a period of three years. Under the New EIT Law, a high-new technology enterprise is entitled to a preferential tax rate of 15%. As such, the EIT rate for VisionChina Media Group is 0%, 15%, 15%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
15.	INCOME TAXES — continued
     Xian Huachangshi was established subsequent to the promulgation of the New EIT Law and as such, it is subject to the uniform income tax rate of 25%.
     Luzhou Huashi was established in Sichuan. It is recognized as a “Local government encouraged company” and is entitled to exemption from EIT for the years ended December 31, 2008 and 2009, and reduced tax rate of 7.5% for the years ending December 31, 2010, 2011 and 2012.
     The Company’s other subsidiaries in the PRC have minimal operations and the Group has minimal operations in jurisdictions other than the PRC.
     The current and deferred components of the income tax (benefits) expenses appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2007	2008	2009

Current tax	$—	$39,108	$2,531,392
Deferred tax	(332,386)	(251,433)	(183,138)

	$(332,386)	$(212,325)	$2,348,254

               The principal components of the Group’s deferred income tax assets are as follows:

	December 31,
	2008	2009

Deferred tax assets:
Net operating loss carrying forward	$1,235,881	$2,154,303

Total deferred tax assets	1,235,881	2,154,303
Valuation allowance on deferred tax assets	(962,556)	(2,112,994)

Net deferred tax assets	$273,325	$41,309

Deferred tax liabilities
Intangible assets	$2,924,073	$2,503,125

Total deferred tax liabilities	$2,924,073	$2,503,125

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
15.	INCOME TAXES — continued
          Movement of valuation allowance

	2007	2008	2009

At the beginning of the year	$128,357	$207,759	$962,556
Exchange realignment	—	14,376	(2,070)
Change in tax rate	—	11,976	24,248
Current year addition	79,402	728,445	1,128,260

At the end of the year	$207,759	$962,556	$2,112,994

     A valuation allowance has been provided on the deferred tax assets because the Group believes that it is not more likely than not that the assets will be utilized. As of December 31, 2008 and 2009, a valuation allowance was provided for the deferred tax assets relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.
     As of December 31, 2007, the Group had net operating loss carryforward of approximately $207,207, $351,579 and $1,846,589 that will expire in the years ending December 31, 2010, 2011 and 2012, respectively.
     As of December 31, 2008, the Group had net operating loss carryforward of approximately $207,207, $351,579, $1,846,589 and $3,054,018 that will expire in the years ending December 31, 2010, 2011, 2012 and 2013, respectively.
     As of December 31, 2009, the Group had net operating loss carryforward of approximately $207,207, $351,579, $636,400, $3,054,018 and $4,595,515 that will expire in the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.
     A reconciliation of the income tax (benefits) expenses to the amount computed by applying the current tax rate to income before income taxes in the statements of operations is as follows:

	Year ended December 31,
	2007	2008	2009
Expected taxation at PRC EIT statutory rate of 25% (2008: 25% and 2007: 33%)	$3,099,808	$11,626,587	$7,206,054
Effect of different tax rates	—	(36,866)	(55,207)
Effect of loss that cannot be carried forward	—	370,960	1,474,310
Tax expense arising from items which are not deductible or not taxable for tax purpose:
— non-deductible entertainment expenses	—	472,294	766,046
— others, net	—	58,474	280,650
Effect of tax exemption	(3,511,596)	(13,432,219)	(8,412,656)
Overprovision in prior year	—	—	(39,203)
Change in valuation allowance	79,402	728,445	1,128,260

Total income tax (benefit) expenses	$(332,386)	$(212,325)	$2,348,254

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
15.	INCOME TAXES — continued
     The amounts of $3,511,596, $13,432,219 and $8,412,656 would otherwise have been payable without tax holidays and tax concessions for the years ended December 31, 2007, 2008 and 2009, respectively. In addition, $0.14, $0.19 and $0.12 would have been deducted from the basic income per share for the years ended December 31, 2007, 2008 and 2009, respectively.
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
     Aggregate undistributed earnings of the Company’s subsidiaries and VIE in the PRC that are available for distribution to the Company of approximately $86 million at December 31, 2009 are considered to be indefinitely reinvested under FASB ASC 740, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.
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
     The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on this evaluation, the Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009, there are no interest and penalties related to uncertain tax positions. The years 2005 to 2009 remain subject to examination by the PRC tax authorities.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
16.	PRC CONTRIBUTION PLAN
     The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits for the years ended December 31, 2007, 2008 and 2009 were $53,387, $483,065 and $743,516, respectively.
17.	COMMITMENTS AND CONTINGENCY
(a)	Lease commitments
     The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expense under operating leases for the years ended 2007, 2008 and, 2009 was $373,917, $640,007 and $1,007,991, respectively.
     As of December 31, 2009, the Group was obligated under certain operating leases, relating to the rental of office premises, requiring minimum rental payments as follows:

Year ending December 31,
2010	$977,672
2011	476,199
2012	158,311
2013	127,475
2014	127,475
2015 and thereafter	169,856

$2,036,988

(b)	Other commitments
     The Group has entered into several agreements to pay media costs for periods of 5 to 10 years. As of December 31, 2009, future minimum purchase commitments under these agreements totalled approximately $189,600,000, which will be payable as follow:

Year ending December 31,
2010	$46,531,000
2011	42,455,000
2012	32,451,000
2013	24,223,000
2014	18,802,000
2015 and thereafter	25,138,000

$189,600,000

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
17.	COMMITMENTS AND CONTINGENCY — continued
(c)	Significant legal proceedings
     In February 2008, Xiamen Towona Culture Media Co., Ltd. (“Xiamen Towona”) filed a claim against Shanxi Mobile TV Co., Ltd. (“Shanxi Mobile TV”) in the Taiyuan Intermediate People’s Court (the “Taiyuan Court”) and VisionChina Media Group was a third party defendant. In the complaint, Xiamen Towona alleged that Shanxi Mobile TV terminated the exclusive agency agreement in Taiyuan with Xiamen Towona without justification. Xiamen Towona sought specific performance of the agreement and monetary damages in the amount of RMB8.0 million. The judgment was issued during the year ended December 31, 2008, and delivered to the Company during the year ended December 31, 2009, rejecting all of the plaintiffs’ claims. Accordingly, no significant impact to the Group’s financial position is expected.
     In July 2008, Xiamen Towona and Guangzhou Towona Mobile Digital Advertisement Media Co., Ltd. (“Guangzhou Towona”) jointly filed a claim against Guangzhou Third Bus Company and VisionChina Media Group in the Yuexiu District People’s Court in Guangzhou (the “Yuexiu Court”). In the complaint, Xiamen Towona and Guangzhou Towona alleged that Guangzhou Third Bus Company and VisionChina Media Group removed digital television displays installed by Xiamen Towona and Guangzhou Towona and replaced them with displays bearing the Group’s logo. Xiamen Towona and Guangzhou Towona requested equitable remedies from the Yuexiu Court. The trial court issued its judgment on December 19, 2008 rejecting all of the plaintiffs’ claims. The plaintiffs appealed the case to Guangzhou Intermediary People’s Court. The judgment was delivered during the year ended December 31, 2009 upholding the original judgment. Accordingly, no significant impact to the Group’s financial position is expected.
(d)	Other
     The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System (the “National Standard”), was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, the PRC State Administration of Radio, Film and Television (“SARFT”) promulgated the Notice Concerning Experimental Mobile Digital Television (the “March Notice”), which required all of the Group’s local operating partners must adopt the National Standard for their mobile digital television operations and the SARFT has officially issued a notice to require some of the Group’s local operating partners and direct equity investment entities to complete the adoption of the National Standard by June 30, 2010. As of April 1, 2010, the mobile digital television network of the Group’s direct equity investment entities and the digital television broadcasting infrastructure of the Group’s local operating partners in 11 cities have been converted to the National Standard, but those in another 10 cities have not yet completed the conversion and do not meet the requirements of the National Standard. The Group’s direct equity investment entities and local operating partners may be required to spend significant capital and other resources, including on new equipment, to convert their digital television broadcasting infrastructure to the National Standard. Under some of the Group’s exclusive advertising agency agreements, the Group may be responsible for a portion of such expenditures. However, as there is no reliable basis for management to accurately estimate the amount and timing of capital expenditures required for these local operating partners and the Group to comply with the National Standard, no accrual for such liability has been made in the consolidated financial statements.

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

Although the Group operates in multiple cities in the PRC which include Beijing, Guangzhou, Shenzhen, Nanjing and other cities, it believes it operates in one segment as the Group provides services to customers irrespective of their locations. Accordingly all relevant information about the Group’s operations can be found in the consolidated financial statements.

Major Customers

The Group contracts either directly with advertisers or through advertising agents. For the years ended December 31, 2008 and 2009, there were no single advertisers or advertising agents that contributed 10% or more of the Group’s net revenue.

In 2007, the Group had not directly contracted with any individual advertiser that accounted for 10% or more of the total advertising service revenue, but had contracted with the following advertising agents that accounted for 10% or more of the total advertising service revenue:

2007

Agent A	$4,770,915
Agent B	3,870,064
Agent C	3,554,534
Agent D	3,117,335
     The accounts receivable from customers with balances over 10% of the accounts receivable, net are as follows:

	Percentage of
	accounts receivable
	2008	2009
	%	%

Agent A	16.04	N/A
Agent B	12.79	N/A
Agent C	N/A	12.47
Agent D	N/A	11.19

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
19.	RELATED PARTY TRANSACTIONS
(a)	Details of amounts due from related parties as of December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009

Chengdu Mobile	$538,220	$580,025
Dalian Mobile	196,907	—
Hubei Mobile	100,178	186,621
Jilin Mobile	504,238	513,514
Suzhou Mobile	27,167	54,847
Changzhou Mobile	482,753	614,358
Ningbo Mobile	1,032,761	—
Shenzhen Mobile	2,149,863	2,170,838
Guangtong Mobile	193,477	214,269

	$5,225,564	$4,334,472

The amounts due from related parties are non-interest bearing and repayable on demand.

(b)	Details of amounts due to related parties as of December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009

Chengdu Mobile	$29,135	$—
Dalian Mobile	124,471	19,132
Haerbin Mobile	8,179	2,194
Hubei Mobile	29,616	29,552
Jilin Mobile	51	—
Henan Mobile	11,991	36,902
Suzhou Mobile	33,365	—
Ningbo Mobile	472,805	64,162
Changzhou Mobile	2,348	2,343
Shenzhen Meidi Zhiye Development Co., Ltd. (“Zhiye”)	70,897	27,800
Shenzhen Champs Elysees Renovations Co., Ltd. (“Champs Elysees”)	3,426	30,944

	$786,284	$213,029

The amounts due to related parties are non-interest bearing and repayable on demand.
Zhiye is a company in which the chief executive officer of the Company holds a beneficial interest and Champs Elysees is a company in which the chief executive officer’s wife holds a beneficial interest.
The amounts due from/to related parties mainly arise from trading transactions with related parties (such as sales of advertising equipment to related parties and/or receipt of services rendered by related parties) and payments of expenses on behalf of the related parties.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
19.	RELATED PARTY TRANSACTIONS — continued
(c)	Advertising equipment sales to investee companies

The Group sold digital equipment at negotiated price to related parties for a total amount of, $1,896,200, $565,392 and Nil for the years ended December 31, 2007, 2008 and 2009, respectively. Details are as follows:

	Year ended December 31,
	2007	2008	2009

Chengdu Mobile	$158,605	$15,531	$—
Dalian Mobile	229,822	—	—
Haerbin Mobile	6,567	—	—
Henan Mobile	128,455	162,546	—
Hubei Mobile	148,042	—	—
Suzhou Mobile	216,571	157,352	—
Changzhou Mobile	313,558	150,407	—
Ningbo Mobile	694,580	79,556	—

	$1,896,200	$565,392	$—

(d)	Services rendered by investee companies

The Group has received broadcasting service from related parties at negotiated prices for a total amount of $2,708,389, $7,989,832 and $10,251,290 for the years ended December 31, 2007, 2008 and 2009, respectively. Details are as follows:

	Year ended December 31,
	2007	2008	2009

Chengdu Mobile	$76,441	$1,007,951	$1,105,108
Dalian Mobile	40,668	883,650	1,178,596
Guangtong Mobile	102,531	345,491	521,450
Jilin Mobile	19,228	274,013	451,700
Hubei Mobile	7,665	430,587	617,992
Haerbin Mobile	3,364	51,333	15,286
Ningbo Mobile	6,769	1,334,749	1,281,127
Suzhou Mobile	8,849	133,183	303,346
Changzhou Mobile	1,897	268	408,225
Henan Mobile	—	41,325	101,198
Shenzhen Mobile	2,440,977	3,487,282	4,267,262

	$2,708,389	$7,989,832	$10,251,290

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
19.	RELATED PARTY TRANSACTIONS — continued
(e)	Rental expense

During the years ended December 31, 2008 and 2009, the Group rented office space from Zhiye. The rate for rent was determined based on negotiated prices. The rental expense for the years ended December 31, 2008 and 2009 was $163,511 and $191,758 respectively.

(f)	Others

In March 2007, the Group borrowed an aggregate amount of $2,246,453 from Zhiye. The amount was interest-free and fully repaid as of December 31, 2007.

For the years ended December 31, 2007, 2008 and 2009, the Group paid office decoration charges of $347,029, $194,101 and $236,124, respectively, to a company, in which the chief executive officer’s wife holds a beneficial interest. During the years ended December 31, 2007, 2008 and 2009, the Group also paid property management fees and utility expenses of Nil, $22,661 and $26,820 respectively, to a company, in which the chief executive officer’s wife holds a beneficial interest.
20.	PROFIT APPROPRIATION
In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiaries, being foreign invested enterprises established in China, are required to provide certain statutory reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries..

In accordance with the PRC Company Laws, the Company’s VIE and its subsidiaries must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus, statutory public welfare and discretionary surplus funds. The Company’s VIE and its subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriations to the statutory public welfare fund and discretionary surplus fund are at the discretion of the Company’s VIE and its subsidiaries.

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

There were no appropriations to reserves by the Company other than the Company’s VIE and certain of the VIE’s subsidiaries in the PRC during any of the periods presented. During the years ended December 31, 2007, 2008 and 2009, approximately $767,948, $5,597,415 and $4,249,280 was appropriated from retained earnings to the statutory surplus reserve, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
21.	RESTRICTED NET ASSETS
Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets and reserves to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid up capital and reserves of the Company’s PRC subsidiaries and VIE, totaling approximately $172,216,501 and $205,369,450 as of December 31, 2008 and 2009, respectively.
22.	CONVERTIBLE REDEEMABLE PREFERRED SHARES
In April 2006, the Company issued 14,250,000 Series A convertible redeemable preferred shares (“Series A Preferred Share(s)”) for $1 per share for total proceeds of $13,636,994, net of issuance costs of $613,006. In March and July 2007, the Company issued an aggregate of 17,889,088 Series B convertible redeemable preferred shares (“Series B Preferred Share(s)”) for $2.236 per share for total proceeds of $38,264,439, net of issuance costs of $1,735,561. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Share(s)”. No preferred shares were issued and outstanding in 2008 and 2009.

As of December 31, 2006, the Company had 14,250,000 Series A Preferred Shares outstanding. Upon completion of the IPO in December 2007, all convertible preferred shares automatically converted into 32,139,088 common shares.

Movement of convertible redeemable preferred shares

At January 1, 2007	$15,220,327
Issuance of convertible redeemable preferred shares	38,264,439
Deemed dividend	6,625,262
Conversion into common shares	(60,110,028)

At December 31, 2007, 2008 and 2009	$—

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
     The Company accrued the premium over the redemption period as a deemed dividend with a charge against the deficit of $6,625,262 for the year ended December 31, 2007.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
22.	CONVERTIBLE REDEEMABLE PREFERRED SHARES — continued

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

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
23.	SUBSEQUENT EVENTS
Acquisition

On October 15, 2009, the Company entered into a merger agreement with Digital Media Group Company Limited (“DMG”) to acquire a 100% equity interest in DMG, a leader in China’s subway mobile television advertising market (the “Acquisition”). The Acquisition will allow the Company to broaden its subway network and its already extensive bus network. Significant cost synergies and the addition of technological capabilities will allow the Company to enhance its profit position and allow the Company to have greater room for future expansion. The total consideration for the transaction is approximately $167 million in cash and shares payable by the Company to eligible shareholders of DMG in three installments over two years including an initial installment of $100 million payable at the closing of the transaction. The $100 million payable will consist of $40 million payable in cash and 8,476,013 common shares of the Company. Two subsequent installments of $30 million each, in which $20 million will be payable in cash and $10 million payable, at the election of the participating DMG shareholders as a Group, either in cash or in common shares of the Company, will be paid on the first and second anniversaries of the closing of the transaction. The 8,476,013 common shares issued to the seller of DMG are subject to a one-year lock-up period. For the $10 million payable in cash or in common shares of the Company in the first and second anniversaries of the closing of the transaction, if the participating DMG shareholders elected to receive common shares, these common shares will be subject to a lock-up period of 3 months from the date of issuance. The transaction cost in relation to the Acquisition is expected to be approximate to $472,000.

Pursuant to the agreement, the Group paid the initial deposits of $40 million as of December 31, 2009 as disclosed in note 6, and 8,476,013 common shares of the Company has been set aside.

The transaction has been approved by both companies’ boards of directors and closed in the first quarter of 2010.

The following table summarizes the unaudited fair values of the assets and liabilities, determined based on provisional estimation, assumed by the Group on the date of acquisition of DMG:

Unaudited

Cash and cash equivalents	$3,840,983
Restricted cash	42,409,500
Inventories	958,615
Other current assets	6,832,670
Fixed assets, net	6,795,102
Intangible assets, net	91,151,402
Other non-current assets	1,384,583
Short-term bank borrowings	(42,898,604)
Other current liabilities	(10,631,163)
Deferred tax liabilities — non-current	(22,787,850)
Noncontrolling interest	(2,403)

77,052,835
Goodwill	89,481,623

$166,534,458

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares)
23.	SUBSEQUENT EVENTS — continued

The following pro forma information summarizes the effect of the DMG acquisition, as if the acquisitions had occurred as of January 1, 2009. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprise.

Pro forma
Year ended
December 31,
2009
(unaudited)

Revenue	$140,917,542
Net loss	(34,320,800)
     Goodwill arose in the business combination because the consideration paid effectively included the amounts in relation to the benefit of expected synergies, revenue growth, future technological development and the sale force of DMG.
Bank borrowings
     Subsequent to December 31, 2009, the Company obtained the following loans:
1.	A secured one-year term bank loan from the BOC (Macau) of $20.4 million with an interest rate fixed at 1.59% per annum. This borrowing is denominated in US dollars.

2.	An unsecured two-year term bank loan from the BOC (SZ) of approximately US$57.8 million with interest rate fixed at 90% of the People’s Bank of China benchmark rate. This borrowing is denominated in RMB.

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
BALANCE SHEET
(Amounts in U.S. Dollars (“$”), except number of shares)

	December 31,
	2008	2009

ASSETS
Current Assets:
Cash and cash equivalents	$56,152,920	$6,961,436
Amounts due from subsidiaries	18,114,223	68,114,565
Prepaid expenses and other current assets	281,102	2,439

Total current assets	$74,548,245	$75,078,440

Non-current Assets:
Fixed assets, net	$66,012	$93,676
Investment in subsidiaries and variable interest entities	173,896,938	205,794,723

Total non-current assets	$173,962,950	$205,888,399

TOTAL ASSETS	$248,511,195	$280,966,839

LIABILITIES AND EQUITY
Current Liabilities:
Amounts due to subsidiaries	$—	$6,157,970
Accrued expenses and other current liabilities	3,437,981	1,827,513

Total liabilities	$3,437,981	$7,985,483

Non-current Liabilities:

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 71,819,442 and 72,140,684 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	$7,182	$7,214
Additional paid-in capital	190,694,719	192,362,565
Accumulated profits	44,020,823	70,623,826
Accumulated other comprehensive income	10,350,490	9,987,751

Total shareholders’ equity	$245,073,214	$272,981,356

TOTAL LIABILITIES AND EQUITY	$248,511,195	$280,966,839

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
STATEMENT OF OPERATIONS
(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2007	2008	2009

General and administrative expenses	$(346,777)	$(2,884,499)	$(5,711,551)
Equity in income of subsidiaries and variable interest entities	9,426,329	48,252,862	32,260,524

Operating profit	9,079,552	45,368,363	26,548,973
Interest income	313,806	1,441,587	54,030

Net income attributable to VisionChina Media Inc. shareholders	9,393,358	46,809,950	26,603,003
Deemed dividend on convertible redeemable preferred shares	6,625,262	—	—

Net income attributable to VisionChina Media Inc. common shareholders	$2,768,096	$46,809,950	$26,603,003

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in U.S. Dollars (“$”), except number of shares)

					Accumulated
			Additional		other	Total
	Common shares		paid-in	Accumulated	comprehensive	shareholders’	Comprehensive
	Number	Amount	capital	(deficit) profit	income	equity	income

Balance at January 1, 2007	22,000,000	$2,200	$6,136,689	$(5,557,223)	$—	$581,666
Initial public offering of common shares	13,500,000	1,350	100,438,650	—	—	100,440,000
Direct offering expenses		—	(3,725,432)	—	—	(3,725,432)
Conversion of redeemable preferred shares to common shares	32,139,088	3,214	60,106,814	—	—	60,110,028
Exercise of share options	747,750	75	642,360	—	—	642,435
Share-based compensation	—	—	221,362	—	—	221,362
Cumulative translation adjustment	—	—	—	—	2,990,664	2,990,664	$2,990,664
Net income	—	—	—	9,393,358	—	9,393,358	9,393,358

							$12,384,022

Deemed dividend on convertible redeemable preferred shares	—	—	—	(6,625,262)	—	(6,625,262)

Balance at December 31, 2007	68,386,838	$6,839	$163,820,443	$(2,789,127)	$2,990,664	$164,028,819
Issuance of common shares pursuant to follow-on offering	1,150,000	115	17,569,585	—	—	17,569,700
Direct offering expenses	—	—	(1,613,738)	—	—	(1,613,738)
Shares repurchase	(281,400)	(28)	(1,454,628)	—	—	(1,454,656)
Exercise of share options	2,525,893	252	10,906,004	—	—	10,906,256
Restricted shares	38,111	4	(4)	—	—	—
Share-based compensation	—	—	1,467,057	—	—	1,467,057
Cumulative translation adjustment	—	—	—	—	7,359,826	7,359,826	$7,359,826
Net income	—	—	—	46,809,950	—	46,809,950	46,809,950

							$54,169,776

Balance at December 31, 2008	71,819,442	$7,182	$190,694,719	$44,020,823	$10,350,490	$245,073,214
Shares repurchase	(658,980)	(66)	(3,582,449)	—	—	(3,582,515)
Exercise of share options	423,139	42	918,240	—	—	918,282
Restricted shares	557,083	56	(56)	—	—	—
Share-based compensation	—	—	4,332,111	—	—	4,332,111
Cumulative translation adjustment	—	—	—	—	(362,739)	(362,739)	$(362,739)
Net income	—	—	—	26,603,003	—	26,603,003	26,603,003

							$26,240,264

Balance at December 31, 2009	72,140,684	$7,214	$192,362,565	$70,623,826	$9,987,751	$272,981,356

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
STATEMENTS OF CASH FLOWS
(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2007	2008	2009

Cash flows from operating activities:
Net income attributable to VisionChina Media Inc. shareholders	$9,393,358	$46,809,950	$26,603,003
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	—	4,514	17,917
Equity in income of subsidiaries and variable interest entities	(9,426,329)	(48,252,862)	(32,260,524)
Share-based compensation	221,362	1,467,057	4,332,111
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(277,627)	37,820	278,663
Amounts due from subsidiaries	(2,424,939)	—	(50,000,342)
Accrued expenses and other current liabilities	2,449,746	1,654,096	270,276

Net cash (used in) provided by operating activities	(64,429)	1,720,575	(50,758,896)

Cash flows from investing activities:
Acquisition of fixed assets	—	(70,526)	(45,581)
Advances (to) from subsidiaries	—	(12,061,513)	6,157,970
Investments in subsidiaries	(37,000,000)	(59,999,997)	(1)

Net cash (used in) provided by investing activities	(37,000,000)	(72,132,036)	6,112,388

Cash flows from financing activities:
Proceeds from issuance of common shares, net of issuance cost	99,230,318	13,708,984	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance cost	38,264,439	—	—
Proceeds from exercise of share option, net of issuance cost	642,435	10,906,256	771,097
Payments of direct offering expenses	—	—	(278,902)
Share repurchases	—	—	(5,037,171)

Net cash provided by (used in) financing activities	138,137,192	24,615,240	(4,544,976)

Net increase (decrease) in cash and cash equivalents	101,072,763	(45,796,221)	(49,191,484)

Cash and cash equivalents at the beginning of the year	876,378	101,949,141	56,152,920

Cash and cash equivalents at the end of the year	$101,949,141	$56,152,920	$6,961,436

Non-cash financing activity:
Share repurchase not yet settled	—	1,454,656	—

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
(Amounts in U.S. Dollars (“US$”))
Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of SEC Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2008 and 2009, approximately $172,216,501 and $205,369,450 of the registered capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of VisionChina Media Inc. has been presented for the years ended December 31, 2007, 2008 and 2009.
Basis of Presentation
For the purposes of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in FASB ASC 323 “Investments in Equity Method and Joint Ventures” (formerly Accounting Principles Board Opinions No. 18, “The Equity Method of Accounting for Investments in Common Stock”). Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and 100% of the subsidiaries’ profit or loss as “Equity in income of subsidiaries and variable interest entities” on the statements of operations.