Form 20-F/A
period 2009-12-31
VISIONCHINA MEDIA INC.
filed 2011-01-21
CIK 1415911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
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
Limin Li, telephone: (86 755) 8293-2222; fax: (86 755) 8298-1111
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
     In 2009, the local television stations with which we established our direct investment entities included: Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station, and Ningbo Broadcast and Television Group.
     In 2009, the local mobile digital television operating companies with which we entered into exclusive agency agreements included: Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Jilin Mobile Television Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beidou Xingkong Digital Television Media Co., Ltd., Hangzhou Guangdian Buses Mobile Multimedia Co., Ltd., Tianjin North Mobile Multimedia Television Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., and Suzhou China Mobile Television Co., Ltd.
     In 2010, we entered into exclusive agency agreements with three other local mobile digital television operating companies, which are Changzhou China Mobile Television Company Limited, Shanghai Metro Television Company Limited, and Changsha Guangdian Digital Mobile Television Co., Ltd.
     In 2009, the local mobile digital television operating companies from which we buy advertising time included Changzhou China Mobile Television Company Limited, Henan Cable China Mobile Television Company Limited and Haerbin China Mobile Television Company Limited.
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

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7642	6.8330	6.6000
July	6.7807	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7680
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6537	6.6906	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January (up to January 14)	6.5876	6.6085	6.6364	6.5850

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness
     Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
     Not Applicable.

D.	Risk Factors
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
     For the period from April 8, 2005, the date we commenced operations, to December 31, 2005, and in 2006, we incurred a net loss of US$0.4 million and US$5.7 million, respectively. We pay media costs to our local operating partners for operating our advertising business on buses and subways. These fees constitute a significant portion of our cost of revenues and accounted for approximately 37.2%, 29.7% and 41.4% of our net revenues in the years ended December 31, 2007, 2008 and 2009, respectively. Most of the media costs are fixed each year with annual increases pursuant to the terms of the contracts. However, our revenues may fluctuate significantly from period to period for various reasons. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations and result in a net loss in the period.
If we are required to impair our goodwill or other amortizable intangible assets, our financial condition and results of operations would be adversely affected.
     As of December 31, 2009, we had goodwill and amortizable intangible assets of US$120.5 million, arising from our acquisitions of six advertising agency businesses in 2008. In January 2010, we completed our acquisition of Digital Media Group Company Limited, or Digital Media Group, for a total consideration of US$160 million, payable in cash and/or our common shares to eligible former shareholders of the Digital Media Group in three installments over the next two years. We expect to record additional goodwill and intangible assets in connection with our acquisitions of those six advertising agency businesses and our acquisition of Digital Media Group. We are required under U.S. GAAP to review our amortizable intangible assets and goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of goodwill and our amortizable intangible assets may not be recoverable, such as a decline of growth in our industry, may have an adverse impact on the operating result of the acquired businesses. We evaluate the amounts of the goodwill and amortizable intangible assets for impairment based on the forecasts of financial performances of the acquired businesses which in turn are based on various assumptions. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Goodwill and Intangible Assets.” As we have a limited operating history upon which we can use to forecast the financial performances of these acquired businesses, any adverse change in the assumptions underlying the forecasts may result in impairment charges to be recorded in our statement of operations, which will cause a decrease in the net income attributable to our shareholders, and cause the carrying value of our goodwill and amortizable intangible assets to be reduced to the recoverable amounts.

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
     SARFT or its local branches may order any of our local operating partners to stop their operations. If any of our local operating partners are ordered to stop their mobile digital television operations, we may not be able to continue our advertising business in the affected city through other media or channels at acceptable costs, or at all. In that case, our business, financial condition and results of operations would be materially and adversely affected.
Our local operating partners may be ordered to stop their operation of mobile digital television operations for incomplete application for SARFT approval, which may materially and adversely affect our advertising business in the affected cities.
     According to the notices issued by SARFT in March 2006 and December 2007, companies that broadcast programs on audio/visual media located on public transportation vehicles and in public buildings using television, internet or other broadcasting technology must apply for SARFT approval by the end of April 2006, and companies failing to complete the procedure may be ordered to cease network operation.
     To date, our local mobile digital television operating partners in Shenzhen, Beijing, Zhengzhou, Guangzhou, Ningbo and Shenyang (i.e., Shenzhen Mobile Television Co., Ltd., Beijing Beiguang Media Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited, Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd. and Liaoning Beidou Xingkong Digital Television Media Co., Ltd.) have obtained SARFT approvals for operating mobile digital television networks in these cities. Our local mobile digital television operating partners in Changzhou and Dalian (i.e., Changzhou Television Station and Dalian Television Station) submitted their applications to SARFT after April 30, 2006. Our local mobile digital television operating partners in cities other than those mentioned above submitted applications to SARFT before April 30, 2006 as required under the March 2006 Notice, and none of the applications has been rejected by SARFT as of the date hereof. In aggregate, approximately 30% of our revenues in 2009 were attributable to the cities where our local operating partners have not obtained the SARFT approvals.
     Our PRC legal counsel has advised us that, since the mobile digital television industry is relatively new in China, there are significant uncertainties regarding the implementation and interpretation of the laws, rules and regulations applicable to mobile digital television operations, including the March 2006 and December 2007 Notices. Moreover, the mobile digital television industry is encouraged under the “Eleventh Five-Year Plan” (2006 — 2010) of the PRC government. Furthermore, our local mobile digital television operating partners in such cities (except in Changzhou and Dalian) submitted applications to SARFT before April 30, 2006 as required under the March 2006 Notice and none of the applications has been rejected by SARFT. Therefore, our PRC legal counsel has advised us that it believes that there is no substantial or material risk that the operations of local mobile digital television networks in these cities will be ordered to stop operations.
     However, we cannot assure you that SARFT or its local branches will not order any of our local operating partners to stop their operations. If any of our local operating partners are ordered to stop their mobile digital television operations for incomplete application of the SARFT approval, we may not be able to continue our advertising business in the affected city through other media or channels at acceptable costs, or at all. In that case, our advertising business, financial condition and results of operations would be materially and adversely affected.
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
Our local digital mobile television operating partner’s incomplete application, refusal to register and non-compliance with PRC registration may cause our operations, financial condition and results of operations be materially and adversely affected.
     All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered as “outdoor advertising”. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. Currently, none of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registrations, and until now, none of our local operating partners or direct investment entities is required by local SAIC to apply for the registration or be fined or penalized by failing with completion of outdoor advertisement registration. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising and a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine and may be ordered to stop disseminating the advertisements and as a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect in our overall business.

If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.
     SARFT promulgated Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003 that became effective on January 1, 2004. This regulation is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than 20% of its total broadcasting time each day. On average we sold 6.47 advertising minutes per broadcasting hour in the year ended December 31, 2009. However, there is some uncertainty because to date, there have been no SARFT actions or statements to the effect of determining that the regulation referenced above is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to regulate or restrict the advertising time digital television networks. Our PRC counsel has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of the date hereof, SARFT has not indicated that this regulation shall apply to mobile digital television. As a result, we believe that this regulation is not applicable to the mobile digital television industry. However, SARFT may determine that this regulation is applicable to the mobile digital television industry or promulgate new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks. If any of these events occur, the total advertising time on our network will be limited and, as a result, our business and prospects could be materially and adversely affected.
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
     We operate in 11 cities through direct investment entities formed with the local television stations. PRC law provides that the television stations or entities controlled by them must own no less than 51% of the equity interests in any mobile digital television operating company. We own a 49% equity interest in those direct investment entities, except the direct investment entity in Shenzhen in which we own a 25% equity interest and the direct investment entity in Wuxi in which we own a 14% equity interest. Most of our direct investment agreements provide that we have the right to nominate the general manager of the direct investment entity, who will be in charge of the day-to-day operations of the direct investment entity. Our local operating partners, the local television stations including Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station, and Ningbo Broadcast and Television Group, control the broadcasting and are responsible for compliance matters. We cannot assure you that disputes will not arise between us and our local operating partners, and that any such disputes will be resolved in our favor. Further, our interests and the interests of our local operating partners may be different. In some cases, we may have to rely on court proceedings to resolve the disputes between us and our local operating partners. Any litigation will divert our resources and may result in a judgment against us. If any dispute between us and our local operating partners arises, our business operations could be harmed, and our financial condition and results of operations could be materially and adversely affected.

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
A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not meet the newly adopted PRC national standards for mobile digital television operations. We will be required to spend significant capital and other resources to convert the digital television broadcasting infrastructure of our local operating partners to these national standards, which could materially and adversely affect our business, financial condition and results of operations.
     Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has issued a notice to require some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. As of April 1, 2010, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 11 cities (Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beidou Xingkong Digital Television Media Co., Ltd., Tianjin North Mobile Multimedia Television Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited, and Haerbin China Mobile Television Company Limited) have been converted to the National Standard, but those in another 10 cities (Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Shanghai Metro Television Company Limited, Changsha Guangdian Digital Mobile Television Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Hangzhou Guangdian Buses Mobile Multimedia Co., Ltd., Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) have not yet completed the conversion and do not meet the requirements of the National Standard. Our direct investment entities (Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) and our local operating partners (Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Shanghai Metro Television Company Limited, Nanjing Guangdian Mobile Television Development Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd, and Hangzhou Guangdian Buses Mobile Multimedia Co., Ltd.) will be required to spend significant capital and other resources, including on new equipment, to covert their digital television broadcasting infrastructure to the National Standard. Under some of our exclusive advertising agency agreements, we are responsible for a portion of such expenditures. We are unable to accurately estimate the amount and timing of capital expenditures required for our local operating partners and us to meet the requirements of the National Standard. Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.
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

     Our success depends largely on our ability to establish relationships with local television stations and mass transportation companies. Before expanding into a new city, we identify cities that have been or are planning to launch digital mobile television operations, collect data and analyze the development status, and evaluate the commercial potential and our estimated revenue. In some cases, we actively approach the television stations or mobile television operators based on the market research to pursue cooperation opportunities, while in other cases we are contacted by those operators who have interest in cooperating with us. The process of establishing these relationships can be lengthy because mobile digital television is a relatively new form of media, and we often need to convince counterparties about the benefits of establishing a mobile digital television network on mass transportation systems. We may be required to commit substantial resources during this process, and counterparties may decide not to proceed with deployment. If these counterparties do not accept mobile digital television network as an effective medium on mass transportation vehicles, we may not be able to grow our business or our revenues.
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
     A substantial majority of our revenues are currently generated from our operations in three major cities in China: Beijing, Guangzhou and Shenzhen. These three cities in the aggregate accounted for 63.1% and 62.9% of our total advertising service revenues in 2008 and 2009, respectively. In addition, following the completion of our acquisition of Digital Media Group, we expect Shanghai to also account for a significant portion of our total advertising service revenues. We expect to generate a substantial portion of our revenues from these four cities in the future. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or changes in advertising preferences, our mobile digital television network, our supplemental subway advertising platform and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with the local operating partners in these cities (i.e., Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd., and Shanghai Metro Television Company Limited), our business, financial condition and results of operations would be materially and adversely affected.
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
     Our future success is dependent on the continued services of key members of our management team. In particular, our future success is dependent upon the continued service of Limin Li, our co-founder, chairman and chief executive officer and our largest shareholder. We rely on his experience in our business operations, and in particular, his business vision, management skills and working relationships with our employees, our other major shareholders, many of our clients and our local operating partners. We have granted share options and/or restricted shares to executive officers to align the interest of such officers with ours. However, we face competition for personnel from other mobile digital television advertising companies or general advertising companies and other organizations. Such competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. Furthermore, as we continue to expand our operations and develop new products, we will need to continue to attract and retain experienced management. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and prospects. The process of hiring qualified personnel is also often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.
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
Acquisition of other companies or assets of other companies is a part of our growth strategy, and these acquisitions may expose us to significant business and financial risks.
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

     Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for such acquisition candidate on commercially reasonable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of our time and resources and may potentially disrupt our existing business. Furthermore, we cannot assure you that we will be able to successfully integrate our acquisitions into our operations or that the expected synergies from future acquisitions will actually materialize. For example, in connection with the integration of our acquisition of Digital Media Group, we may desire to replace the current shareholders of Beijing Eastlong Advertising Co., Ltd., or Beijing Eastlong Advertising, the consolidated affiliated entity of Digital Media Group, with employees of ours. However, the replacement of the current shareholders of Beijing Eastlong Advertising will require us to obtain the consent of the counterparty to exclusive agency arrangement for the Shanghai subway, and there can be no assurance that we would be able to obtain such consent in a timely manner or at all. In addition, acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. For example, in connection with several acquisitions of advertising agency businesses completed by us in China in 2008, we are required to pay additional consideration if the acquired businesses meet specified performance targets in future years. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” on page 70 for more details regarding the calculation of such additional consideration based on performance targets. These acquisitions may result in significant future payments by us, although the long-term future performance of these acquired businesses is not certain. In addition, among the total consideration of US$160 million for our acquisition of Digital Media Group, US$60 million will be paid in cash or shares on the first and second anniversaries of the acquisition. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” on page 70 for more details. Future acquisitions may also expose us to potential risks, including risks associated with:
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
      If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or common shares, unless the U.S. investor made a mark-to-market election the U.S. investor would be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. investor’s holding period for the ADSs or common shares will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over the U.S. investor’s holding period for the ADSs or common shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     In addition, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
     The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2010 or any future taxable year. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Consequences.”
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
     The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated any advertising business outside of China and therefore, we currently do not qualify under PRC regulations to directly provide advertising services. In addition, the March 2006 Notice prohibits foreign investment in any mobile digital television operating company in China. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. Accordingly, our subsidiary, China Digital Technology (Shenzhen) Co., Ltd., or CDTC, which is a wholly-owned foreign enterprise established by us on March 9, 2006 to facilitate the legal structure of our group companies to comply with the PRC rules and regulations, is currently ineligible to apply for the required licenses to provide advertising services in China. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entities in China, which hold the requisite licenses to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group but we receive the economic benefits of it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate, its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Men Qijun and Wang Haifeng. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising, but receives the economic benefits and bear economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been and expect to continue to be dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.
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
     In addition, through an Equity Pledge Agreement, our consolidated entities encumber all or part of their assets with liens. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —Agreements that Provide Us Effective Control over VisionChina Media Group and its Subsidiaries.” If our consolidated affiliated entities or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could severely disrupt our business and cause grave damaging effects on our financial condition and results of operations. If one of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of that consolidated affiliated entity, thereby hindering our ability to operate our business or derive economic benefits from that consolidated affiliated entity and its subsidiaries, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.
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
If VisionChina Media Group fails to honor its obligations under the contractual arrangements with us, our advertising business may be severely and adversely affected.
     Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, we invest in ventures with local television stations and provide advertising services on our out-of-home digital television networks in the PRC through VisionChina Media Group, a PRC legal entity, which was established by our co-founders. The paid-in capital of VisionChina Media Group was funded by us or CDTC through a loan extended to the co-founders. CDTC has entered into certain exclusive agreements with VisionChina Media Group, which obligate us to absorb a majority of the risk of loss from VisionChina Media Group’s activities and entitle us to receive a majority of its residual returns. In addition, we, through CDTC, has entered into certain agreements with the two individuals, including a loan agreement for the paid-in capital of VisionChina Media Group described above, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. As provided by these agreements, all raised disputes are subject to PRC court proceedings. The major difference between binding arbitration and court proceedings in the PRC is that PRC arbitration judgments are binding, enforceable and may not be appealed, whereas the PRC court judgments are subject to appeal to the People’s Court of Appeal. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a detailed description of these contractual arrangements.
     Based on these contractual arrangements, we believe that VisionChina Media Group should be considered as a variable interest entity, or VIE, under Financial Accounting Standards Board, Accounting Standards Codification 810, Consolidation, because the equity investors in VisionChina Media Group do not have the characteristics of a controlling financial interest and we, through CDTC, are the primary beneficiary of VisionChina Media Group. We and CDTC hold all the variable interests of VisionChina Media Group, and we and CDTC have been determined to be the most closely associated with VisionChina Media Group. Therefore, we are the primary beneficiary of VisionChina Media Group. Accordingly, we consolidate VisionChina Media Group.
     These contractual arrangements enable us to exercise effective control over VisionChina Media Group and its subsidiaries and receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries for a remaining period of 23 years. If VisionChina Media Group fails to comply with its obligation under the foregoing contractual arrangement, such non-performance may have adverse effect on our financial condition and results of operations.

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
     In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. The statutory general reserve fund is used to make up for losses and not allowed to be distributed as cash dividends. To the extent it has not complied with these requirements, a company shall be ordered to the statutory reserve fund and may be fined a maximum to RMB 200,000 penalty and shareholders must return the distributed profits to company. As a result of these PRC laws, rules and regulations, our PRC operating subsidiaries are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
     Historically, our PRC operating subsidiary, CDTC, did not pay dividends to us from its accumulated profits. Our management believes that it will be able to pay dividends to us from CDTC, but our management does not have any present plan for receiving dividends from our PRC operating subsidiaries including CDTC. Currently we plan to use all our retained profits in our PRC subsidiaries and consolidated affiliates, including CDTC, to reinvest for our future business expansion.
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
     We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers, such as our Chief Executive Officer, Limin Li, our Chief Development Officer, Haijun Liu, and our Senior Financial Controller, Yan Wang, reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us or our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.

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
     The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We believe that the de facto management body of the Company is located outside of the PRC, and, accordingly, we believe the risk of being recognized as a PRC resident enterprise under the EIT Law is low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.
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
     Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group. While we do not have any equity interests in the operating entities in China, our relationships with VisionChina Media Group and its shareholders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from VisionChina Media Group (for the contractual arrangements See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements that Provide Us Effective Control over VisionChina Media Group and its Subsidiaries” on pages [84] and [85]). Accordingly, we treat VisionChina Media Group as a variable interest entity and have consolidated its historical financial results in our financial statements in accordance with U.S. GAAP. All our revenues are derived from VisionChina Media Group for the year ended December 31, 2009.
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
     On December 30, 2010, we entered into a Securities Purchase Agreement with Focus Media Holding Limited, or Focus Media, Front Lead Investments Limited, or Front Lead, and JJ Media Investment Holding Limited, or JJ Media. Pursuant to this agreement, Focus Media, Front Lead and JJ Media purchased 15,331,305, 1,022,087 and 1,022,087, respectively, of newly issued common shares of the Company at a price of US$3.979 per share, equivalent to US$3.979 per ADS. After the consummation of the transaction, Front Lead and Focus Media owns approximately 17.2% and 15%, respectively, of our outstanding common shares. In connection with this transaction, we also entered into a Shareholders Agreement and a Registration Rights Agreement with Front Lead and Focus Media dated Media dated January 13, 2011.
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

     We had capital expenditures of US$1.6 million for the year ended December 31, 2009, US$5.0 million for the year ended December 31, 2008 and US$4.3 million for the year ended December 31, 2007. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and to upgrade our accounting software and systems. The digital television displays we acquired have an estimated useful life of 5 years. As of December 31, 2009, the estimated average remaining useful life of our digital television displays is approximately 3 years. We believe our existing digital television displays, with a carrying value of US$10.6 million as of December 31, 2009, will not become technologically obsolete before the end of their respective useful lives. Therefore we do not expect significant capital expenditure for replacement of digital television displays in 2010 and 2011. Our capital expenditures are primarily funded by the proceeds from issuance of our common shares and Series B convertible redeemable preferred shares for the year ended December 31, 2007, and net cash provided by our operating activities for the years ended December 31, 2008 and 2009. We expect our capital expenditures in 2010 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.
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
     In October 2009, we entered into an agreement (which was amended and restated in November 2009) to acquire Digital Media Group, which was completed in January 2010. The total consideration of US$160 million (or US$167 million based on the fair value of the total consideration on the acquisition date in January 2010) is payable in three installments over two years in cash and shares. In November 2009, we deposited the initial installment of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan relating to our acquisition of Digital Media Group. The second installment of US$30 million will be paid on the first anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in the form of cash or shares at the option of the eligible former shareholders of Digital Media Group. The number of our ordinary shares representing the share consideration of the second installment shall be equal to the quotient of US$10 million divided by the higher of (A) 125% of US$7.0788 (the “Initial Conversion Price”) and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) two day prior to the payment date. The third installment of US$30 million will be paid on the second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible former shareholders of Digital Media Group. The number of our ordinary shares representing the share consideration of the third installment shall be equal to the quotient of US$10 million divided by the higher of (A) 150% of the Initial Conversion Price and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) one day prior to the payment date. Through this acquisition, we obtained exclusive agency rights for the mobile digital television networks in the subway trains and subway platforms in Nanjing and Shanghai and subway trains in Shenzhen. In addition, as part of the acquisition, we have obtained the exclusive agency rights for the digital display network in certain subway trains and platforms in Beijing (lines 1, 2, and 4), Tianjin, Chongqing and Hong Kong.
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

Intellectual Property
     Our intellectual property consists of our trademarks and design patents related to some of the equipment. As of December 31, 2010, we held six patents issued in the PRC.
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
     The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. Under the March 2006 Notice, all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has officially issued a notice requiring some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. See “Item 3. Key Information — D. Risk Factors Risks — Relating to Our Company and Our Industry and Risks Related to Doing Business in China — A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not meet the newly adopted PRC national standards for mobile digital television operations. We may be required to spend significant capital and other resources to convert the digital television broadcasting infrastructure of our local operating partners to these national standards, which could materially and adversely affect our business, financial condition and results of operations.”
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
     We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly provide advertising services. Accordingly, our subsidiary, CDTC, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated by our consolidated affiliated entities, which hold the requisite licenses to provide advertising services in China. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entities in China, which hold the requisite licenses to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group but we receive the economic benefits of it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate, its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Men Qijun and Wang Haifeng. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising but receives the economic benefits and bear economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been and expect to continue to be dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.
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
     Our principal executive offices are located at our headquarters comprising approximately 920 square meters in Shenzhen, China. We also maintain offices in other cities in China. We lease all of our facilities and do not own any real property. We lease some of our facilities from related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Companies Under Common Control with Us—Lease and Loan with Meidi Zhiye.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.
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

Other Factors Affecting Our Results of Operations
     In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business, is the Renminbi. In 2007 and 2008, the Renminbi appreciated against the U.S. dollar by approximately 6.5% and 6.5%, respectively, and in 2009, the Renminbi depreciated against the U.S. dollar by approximately 0.1%. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income reported in U.S. dollar terms in 2007, 2008 and 2009, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”
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
Government Grants and Subsidies
     VisionChina Media Group, an operating entity of our company, was granted US$0.7 million in 2008 as a reward because we consummated our initial public offering. It was a one-off incentive from the PRC local government in Shenzhen, which allows any company in Shenzhen that has consummated an initial public offering in 2007 to apply for such incentive. We took the initiative to apply for this incentive after completing our initial public offering in 2007. Our application was approved, and we received this incentive from the PRC government in 2008.
     In 2009, VisionChina Media Group, an operating entity of our company, received a government grant of US$0.5 million because it qualified as a “cultural enterprise” in the PRC. Any company that is recognized as a “cultural enterprise” by the local government authorities is qualified to apply for certain incentives granted by the local government. As VisionChina Media Group is recognized as a “cultural enterprise” by the local government authorities, it is qualified to apply for this incentive. We took the initiative to apply for this incentive by submitting an application to the local government authorities for review. The local government authorities recognized VisionChina Media Group as a “cultural enterprise” and concluded that it is qualified to receive this incentive in 2009.
     In the future, we expect to receive government grants and incentives from time to time. If we believe any of our group entities meet the criteria to receive government grants or incentives, we plan to take the initiative to apply. However, the receipt of any incentive or grant is subject to review and approval by the relevant government authorities.
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
Allowance for doubtful accounts
     We evaluate the recoverability of our account receivables primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. We regularly analyze our customer accounts, and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, we record a reserve for bad debts to reduce the related receivables to the amount we reasonably believe is collectible. If circumstances related to specific customers change, our estimates of the recoverability of receivables will be further adjusted. In the event that our accounts receivables become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. We had allowance for doubtful debt of US$0.6 million and US$1.2 million as of December 31, 2008 and 2009 respectively. We had made additional allowance for doubtful debt of US$0.6 million and US$0.6 million in 2008 and 2009 respectively, both representing less than 1% as a percentage to our total revenue. We assess allowance for doubtful debts based on our review of aging data and credit risks of specific customers. We had charged off account receivables of nil and US$60,798 in 2008 and 2009 respectively as we had exhausted all means of collection. We believe that the balance allowance for doubtful account receivables is sufficient to reflect the recoverability of our accounts receivable. We do not expect the allowance for doubtful accounts, which is charged to our statement of operations, to increase significantly as a percentage of our total revenue in future years. We also do not expect our allowance for doubtful accounts to have a significant impact on our liquidity and capital resources.
Results of Operations
     The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2007	2008	2009
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data
Revenues
Advertising service revenues	27,489,391	103,515,250	120,686,086
Advertising equipment revenues	1,896,200	565,392	—

Total revenues	29,385,591	104,080,642	120,686,086

Cost of revenues
Advertising service cost	12,801,957	40,602,022	61,104,381
Advertising equipment cost	1,583,325	475,432	—

Total cost of revenues	14,385,282	41,077,454	61,104,381

Gross profit	15,000,309	63,003,188	59,581,705

Operating expenses	5,098,576	20,126,107	32,046,119

	For the Year Ended December 31,
	2007	2008	2009
	(US$, except number of shares)
Government grant	—	—	538,085
Loss from equity method investees	(1,262,273)	(484,969)	(998,606)

Operating profit	8,639,460	42,392,112	27,075,065
Interest income	505,888	3,480,212	1,860,017
Interest expenses	—	—	(109,590)
Government grant	—	672,515	—
Other expenses	(95,719)	(38,491)	(1,278)

Net income before income taxes	9,049,629	46,506,348	28,824,214
Income tax benefits (expenses)	332,386	212,325	(2,348,254)

Net income after income taxes	9,382,015	46,718,673	26,475,960
Net loss attributable to non-controlling interest	11,343	91,277	127,043

Net income attributable to VisionChina Media Inc. shareholders	9,393,358	46,809,950	26,603,003
Deemed dividend on convertible redeemable preferred shares	6,625,262	—	—

Net income attributable to holders of common shares	2,768,096	46,809,950	26,603,003
Net income per common share:
— Basic	0.11	0.67	0.37
— Diluted	0.11	0.65	0.37
Shares used in computation of net income per share:
— Basic	24,709,522	70,064,663	71,686,900
— Diluted	25,771,702	72,404,916	72,676,438
Share-based compensation expenses during the related periods included in:
— Cost of revenues	34,431	39,847	63,477
— Selling and marketing expenses	135,722	1,163,623	3,698,329
— General and administrative expenses	51,209	263,585	570,305
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     Total Revenues. Our total revenues increased to US$120.7 million in 2009 from US$104.1 million in 2008.
•	Our advertising service revenues increased to US$120.7 million in 2009 from US$103.5 million in 2008. We experienced an increase in advertising service revenues primarily as a result of increased sales of advertising time on our mobile digital television advertising network achieved by the expansions of our strong sales and advertising networks in 2009 and acquisitions of six advertising agency businesses in 2008. In 2009, we expanded our operations to include additional advertising time on buses in Hangzhou, Tianjin, Suzhou and Xiamen and additional subway advertising time in Beijing. The six advertising agency businesses we acquired in 2008 contributed to 56% and 53% of our total revenues in 2008 and 2009, respectively.

•	We did not generate any advertising equipment revenues in 2009, compared with US$0.6 million in 2008, as our existing direct investment entities completed the initial expansion of their local networks and scaled back their purchases of digital television displays and related equipment from us.

     Cost of Revenues. Our cost of revenues increased significantly to US$61.1 million in 2009 from US$41.1 million in 2008.
•	Our advertising service cost increased significantly to US$61.1 million in 2009 from US$40.6 million in 2008.

•	Our media cost increased to US$49.9 million in 2009 from US$30.9 million in 2008. We experienced an increase in media cost primarily due to a large increase in the amount of network rental fees paid to our exclusive agency partner companies to secure advertising time. Our network rental fees for our exclusive agency cities increased to US$43.3 million in 2009 from US$28.0 million in 2008. The number of cities operating under our exclusive agency model increased to 16 cities as of December 31, 2009 from 12 cities as of December 31, 2008. To a lesser extent, we also attribute the increase in our media cost to increased demand for advertising time in cities operating under our direct investment and outreach agency models that require us to purchase the advertising time from the local mobile digital television network operating in that city. We also attribute a portion of the increase in our media cost to the annual increase in the amount of network rental fees under the terms of our contracts with our exclusive agency partner companies in our existing cities.

•	Our depreciation increased to US$1.8 million in 2009 from US$1.2 million in 2008 as a result of the increase in the number of digital television displays located in our exclusive agency cities.

•	Our business tax increased to US$6.8 million in 2009 from US$6.3 million in 2008 as a result of the increase in our revenues.

•	Our other operating costs include salaries and expenses related to installation and maintenance of the displays in our network and increased to US$2.7 million in 2009 from US$2.2 million in 2008, primarily due to the expansion of our network into new cities and also in the cities where we already operated.
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
     Our liquidity needs include (i) net cash used in operating activities that consists of (a) cash required to fund the initial build-out and continued expansion of our network and (b) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; and (ii) net cash used in investing activities that consists of the investments in our direct investment entities. To date, we have financed our liquidity needs primarily through proceeds from the issuance of our preferred shares, proceeds from our public offerings, long-term borrowings from financial institutions and cash flows from operations. We raised US$40.0 million from the issuance of Series B convertible preferred shares in March and July 2007. In December 2007, we received gross proceeds of US$100.4 million from our initial public offering. In August 2008, we received gross proceeds of US$17.6 million from a follow-on public offering of our ADSs. Starting in 2008, we have relied on and plan to continue relying on cash generated from operations to fund our capital expenditures.
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
     We did not generate net income for any quarter since our inception until the three months ended June 30, 2007, in which we generated net income of US$0.3 million. We generated net income of US$46.8 million and US$26.6 million in 2008 and 2009, respectively. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 180 days following the month in which the advertisement is displayed. We expect our accounts receivable to increase as a result of the rapid growth in our advertising service revenues. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. We currently rely on cash generated from operating activities to fund our liquidity needs. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain additional short-term or long-term bank financing. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

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
     The purchase price was comprised entirely of contingent consideration based on certain multiples on the earnings and the percentage of revenues collected. In connection with these acquisitions, we paid an aggregate deposit of US$16.7 million in 2008. These initial deposits will be used to offset a portion of the additional consideration payable at the end of the earn-out period (see below for details on the additional consideration payable). The additional consideration, or Earn-out Consideration, was calculated based on the earnings of each of the acquired businesses in 2008 (after the date of acquisitions), 2009 and 2010. The following table summarizes the maximum Earn-out Consideration for 2008 and 2009:

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
     We have paid US$64.2 million consideration in 2009 in relation to the 2008 earn-out as determined based on the net revenues of the acquired advertising agency businesses and the cash collected in respect to the net revenues generated by these businesses. The Earn-out Consideration is calculated based certain multiples on the earnings, as stipulated in the acquisition agreements, of each of the businesses acquired. Payment of the Earn-out Consideration is based on the percentage of revenues collected. Therefore, receivables recorded as of December 31, 2008 related to 2008 revenues that were subsequently collected in 2009 result in a liability for an additional portion of the 2008 Earn-out Consideration. For the 2009 Earn-out Consideration, because not all of the 2009 revenues were collected as of December 31, 2009, additional Earn-out Consideration payable will be recorded in 2010 as the receivables recorded as of December 31, 2009 related to the 2009 revenues are collected in 2010. The portion of the total Earn-out Consideration that will be offset against the deposit for acquisitions has been recorded as a long term liability because the right of offset will not exist until the Earn-out Consideration period is completed.
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
Capital Expenditures
     We had capital expenditures of US$4.3 million, US$5.0 million and US$1.6 million for the years ended December 31, 2007, 2008 and 2009. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2010 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.
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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of January 21, 2011.

Name	Age	Position/ Title
Limin Li	48	Chairman of the Board of Directors, Chief Executive Officer
Haijun Liu	46	Chief Development Officer
Yan Wang	31	Senior Financial Controller

Name	Age	Position/ Title
Yanqing Liang	37	Director
William Decker	63	Independent Director
Xisong Tan	61	Independent Director
Yunli Lou	41	Independent Director
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
     Haijun Liu has been our chief development officer since July 2008. Mr. Liu was the general manager of Beijing Beiguang Media Mobile Television Advertising Co., Ltd., a wholly-owned subsidiary of our company from October 2006 to January 2009. From August 2005 to October 2006, Mr. Liu was general manager of Jilin Mobile Television Co., Ltd., a direct investment entity of our company. From 1996 to 2005, he was general manager of Shenzhen Huali Electronic Co., Ltd. Mr. Liu received a bachelor’s degree and a master’s degree in electronic materials from Xi’an Jiaotong University in 1985 and 1991, respectively.
     Yan Wang is our senior financial controller since December 2009. Mr. Wang joined us in April 2009 as a full-time employee. Before joining VisionChina Media, Mr. Wang was an audit manager at KPMG, an independent public registered accounting firm. From 2001 to 2009, he worked in the audit department in KPMG Guangzhou office for eight years, and has led the audit engagements for SEC registrants, including both audits of US GAAP financial statement and audits of the internal control over financial reporting. Mr. Wang received a bachelor degree of arts from Guangdong University of Foreign Studies in 2001.
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
     The business address for all of our executive officers and directors, except Yunli Lou, is 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, the People’s Republic of China. Yunli Lou uses her business addresses disclosed in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Ordinary
	Shares	Exercise
	Underlying	Price
	Outstanding	Underlying
	Options or	Outstanding
	restricted	Options
Name	Shares	(US$/Share)	Grant Date	Expiration Date

Limin Li	350,000	6.545	August 30, 2007	August 30, 2017
Haijun Liu(1)	*	1.00/ 8.53	December 8, 2006/ October 8, 2009	December 8, 2016/ October 8, 2019
Yan Wang(2)	*	5.48/ 8.53	June 17, 2009 October 8, 2009	June 17, 2019 October 8, 2019
William Decker(3)	*	6.545 4.68	October 31, 2007 April 2, 2010	October 31, 2017 April 2, 2020
Xisong Tan(4)	*	1.00 4.68	December 8, 2007 April 2, 2010	December 8, 2016 April 2, 2020
Yunli Lou(5)	*	5.82/ 8.53	December 11, 2008/ October 8, 2009	December 11, 2018/ October 8, 2019
Other individuals as group	1,863,006	5.23	(6)	(7)

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding common shares, assuming the conversion of all of our outstanding preferred shares.

(1)	A portion of the options was granted on December 8, 2006 with an exercise price of US$1.00 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(2)	A portion of the options was granted on June 17, 2009 with an exercise price of $5.48 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(3)	A portion of the options was granted on October 31, 2007 with an exercise price of $6.545 and another portion was granted on April 2, 2010 with an exercise price of US$4.68.

(4)	A portion of the options was granted on December 8, 2006 with an exercise price of $6.545 and another portion was granted on April 2, 2010 with an exercise price of US$4.68.

(5)	A portion of the options was granted on December 11, 2008 with an exercise price of US$5.82 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(6)	Options were granted to other individuals on various dates.

(7)	Other individuals’ options expire on various dates.

C.	Board Practices
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

E.	Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our common shares as of January 17, 2011 by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Limin Li(3)	17,529,849	17.1
Yanqing Liang(4)	4,981,714	4.9
Yunli Lou(5)	8,418,513	8.2
Yan Wang	*	*
Haijun Liu	*	*
William Decker	*	*
Xisong Tan	*	*
All directors and executive officers as a group(6)	31,171,738	30.5
Principal Shareholders:
Front Lead Investments Limited(7)	17,529,849	17.1
Milestone I, II and III(8)	6,684,108	6.5
Massive Sheen Investments Limited(9)	4,981,714	4.9
Columbia Wanger Asset Management, L.P.(10)	9,072,800	8.9
FMR LLC(11)	5,346,842	5.2
Focus Media Holding Limited(12)	15,331,305	15.1

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying options held by such person that are exercisable within 60 days of January 17, 2011. Percentage of beneficial ownership of each listed person is based on 102,250,087 common shares outstanding as of January 17, 2011, as well as the common shares underlying share options exercisable by such person within 60 days of January 17, 2011.

(3)	Includes 17,187,142 common shares owned by Front Lead Investments Limited, a British Virgin Islands company, and 342,707 common shares issuable upon the exercise of options granted to Front Lead Investments Limited that are exercisable within 60 days of the date of December 31, 2009. Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(4)	Includes 4,671,155 common shares owned by Massive Sheen Investments Limited, a British Virgin Islands company. Ms. Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(5)	Includes (i) 8,102,176 common shares held by Milestone I, Milestone II, Milestone III and Milestone IV, and (ii) 277,587 common shares (in ADS form) held by Linden Street Capital Limited, a limited liability company organized under the laws of the British Virgin Islands. Yunli Lou, a managing director of Milestone Capital Partners Limited, disclaims beneficial ownership of shares held by Milestone I, Milestone II, Milestone III and Milestone IV except to the extent of her pecuniary interest in these shares and (iii) 38,750 common shares issuable upon the exercise of options granted to Yunli Lou. Yunli Lou is the sole shareholder of Linden Street Capital Limited and her business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(6)	Include common shares held by all of our directors and executive officers as a group and common share issuable upon the exercise of all of the options that are exercisable within 60 days of January 17, 2011 held by all of our directors and executive officers.

(7)	Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(8)	Includes 5,684,108 common shares held by Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited, and Milestone Mobile TV Media Holdings III Limited, each of which is a limited liability company organized under the laws of the British Virgin Islands. Each of Milestone I, II and III has a mailing address of P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands. Milestone I, II and III are wholly owned by Milestone China Opportunities Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands. The general partner of the Milestone China Opportunities Fund II, L.P. is Milestone Capital Partners Limited, a limited liability company incorporated under the laws of the Cayman Islands. The sole director of Milestone Capital Partners Limited is Cherianne Limited, a company organized under the laws of the British Virgin Islands. Yuen Ho Wan and James Ngai, as all of the directors of Cherianne Limited, share the investment and voting power of Cherianne Limited. Ms. Wan’s and Mr. Ngai’s business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(9)	Yanqing Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(10)	Includes 9,072, 800 common shares represented by ADSs held by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust according to its Schedule 13G filed with the SEC on February 10, 2010. Columbia Acorn Trust is a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P. Columbia Wanger Asset Management, L.P. is a Delaware limited partnership, with the principal business address at 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(11)	Includes 5,346,842 common shares represented by ADSs owned by FMR LLC according to its Schedule 13G filed with the SEC on February 16, 2010. FMR LLC is a Delaware company with the business address at 82 Devonshire Street, Boston, Massachusetts 02109.

(12)	Includes 15,331,305 common shares held by Focus Media Holding Limited, a limited liability company incorporated in the Cayman Islands whose American Depositary Receipts are traded on the Nasdaq Global Market under the symbol “FMCN”. The mailing address of Focus Media Holding Limited is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.
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
     Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

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
Transaction Related to Our Corporate Structure
     Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiaries, CDTC and Beijing Eastlong Technology Development Co., Ltd. (“Beijing Eastlong Technology”) are ineligible to apply for the required licenses for providing advertising services in China. Our advertising business inside the PRC is operated through our contractual arrangements with VisionChina Media Group and Beijing Eastlong Advertising. CDTC and VisionChina Media Group entered into a series of agreements on March 30, 2006, including a technology and management service agreement, a domain name license agreement, a loan agreement, a proxy letter, an option agreement and an equity pledge agreement. CDTC and VisionChina Media Group entered into a series of new agreements on February 15, 2007, which replaced the agreements entered into on March 30, 2006 described in the preceding sentence. Beijing Eastlong Technology and Beijing Eastlong Advertising entered into a series of agreements, including a business cooperation agreement, loan agreements, option agreements and equity pledge agreements. These contractual arrangements enable us to exercise effective control over VisionChina Media Group Beijing Eastlong Advertising and their respective subsidiaries and receive substantially all of the economic benefits of these entities in consideration for the services provided by our subsidiary in China. We intend to continue our business operations in China upon the expiration of these contractual arrangements by renewing them or entering into new contractual arrangements if the then current PRC law does not allow us to directly operate advertising businesses in China. We believe that, under these contractual arrangements, we have sufficient control over VisionChina Media Group, Beijing Eastlong Advertising and their respective shareholders to renew or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements.
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
     Business Cooperation Agreement.
     Pursuant to the business cooperation agreement entered into on February 22, 2005 between Beijing Eastlong Technology and Beijing Eastlong Advertising, Beijing Eastlong Advertising may establish entities for the purposes of operating an out-of-home advertising platform and selling advertisements or value-added-services on that platform. Beijing Eastlong Technology provides Beijing Eastlong Advertising with technology consulting services related to the conduct of its business. As consideration for such services, the profits generated by Beijing Eastlong Advertising shall be distributed to Beijing Eastlong Technology in accordance with the business cooperation agreement. Beijing Eastlong Technology is the exclusive and sole cooperating partner of Beijing Eastlong Advertising. The term of this agreement commences on February 22, 2005 and remains in effect unless Beijing Eastlong Technology ceases to exist. This agreement can be terminated if Beijing Eastlong Technology is unable to provide any services to Beijing Eastlong Advertising for a continuous period of more than three years due to force majeure.
Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries
     Loan Agreement. CDTC entered into a loan agreement with Limin Li and Yanqing Liang on February 15, 2007 that allows us to capitalize our PRC operating affiliates in VisionChina Group and which facilitates the establishment of our current corporate structure in VisionChina Group. CDTC made an interest-free loan of RMB50 million to the shareholders of VisionChina Media Group. The loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interest in VisionChina Media Group to CDTC or another person designated by CDTC pursuant to the Option Agreement as discussed below. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.
     Beijing Eastlong Technology entered into a series of loan agreements and amendments thereto with Qijun Men and Haifeng Wang in February 2005, March 2007 and May 2008, that allowed Beijing Eastlong Advertising to capitalize its PRC operating affiliates and facilitates the establishment of the current corporate structure. Beijing Eastlong Technology made an interest-free loan of RMB20 million to the shareholders of Beijing Eastlong Advertising. This loan can only be repaid by transferring the shareholder’s equity interest in Beijing Eastlong Advertising to Beijing Eastlong Technology or another person designated by Beijing Eastlong Technology. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

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
     Beijing Eastlong Technology and Qijun Men and Haifeng Wang entered into a series of option agreements and amendments thereto in February 2005, March 2007 and May 2008, pursuant to which Beijing Eastlong Technology has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, all of the equity interests in Beijing Eastlong Advertising owned by Qijun Men and Haifeng Wang. The purchase price for the entire equity interest shall be RMB20 million. The option agreement remains in effect until the completion of the transfer of all the shares in accordance with the option agreement.
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
     Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the Nasdaq Global Market on January 20, 2011 was US$4.44 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2007 (since December 6)	9.80	7.63
2008	25.60	4.25
2009	12.27	4.80
2010	11.85	2.51
Quarterly:
2009
First quarter	7.80	5.06
Second quarter	8.18	4.80
Third quarter	8.15	5.21
Fourth quarter	12.27	7.04
2010
First quarter	11.85	4.61
Second quarter	5.04	2.51
Third quarter	4.70	2.90
Fourth quarter	5.10	3.41
Monthly:
2010
July	4.03	2.90
August	4.20	3.36
September	4.70	3.55
October	5.10	4.11
November	4.24	3.41
December	4.72	3.57
2011
January (through January 20)	4.82	4.30

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
     With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Market), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not on our common shares that are not so represented, currently meet the conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a Chinese (or PRC) “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.
     Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
     The amount of any dividend paid in Renminbi will equal the United States dollar value of the Renminbi received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Renminbi are converted into United States dollars. If the Renminbi received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Renminbi received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Renminbi equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Renminbi will be treated as United States source ordinary income or loss.
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

Passive Foreign Investment Company
     Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2009, and we do not expect to be a PFIC for 2010 or to become one in the foreseeable future, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:
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
     The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our consolidated affiliated PRC entities. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these consolidated affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the consolidated affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for 2009 and any taxable year thereafter. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.
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
     In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or common shares in any year in which we are classified as a PFIC.

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
Information Reporting and Backup Withholding
     In general, information reporting will apply to dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

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
     For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure”

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
Part III

Item 17.	Financial Statements
     We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
     The following financial statements are filed as part of this annual report, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2008 and 2009

•	Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009

•	Consolidated Statements of Changes of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009

•	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009

•	Notes to the Consolidated Financial Statements

•	Condensed Financial Information of Registrant — Schedule I

Item 19.	Exhibits

Exhibit
Number	Description of Document
1.1	Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

1.2	Form of Second Amended and Restated Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.1	Specimen Certificate for Common Shares of VisionChina Media Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.2	Form of American Depositary Receipt of VisionChina Media Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.3	Form of Deposit Agreement among VisionChina Media Inc., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.1	Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.2	Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.3	Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.4	Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.5	Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.6	Registrant’s 2006 Share Incentive Plan (initially filed with the Commission on November 9, 2007)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.8	Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.9	Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.10	Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.11	Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.12	Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.13	Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.14	Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.15	Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.16	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.17	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.18	Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.19	Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.20	Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.21	Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.22	Amended and Restated Agreement and Plan of Merger dated November 16, 2009, among VisionChina Media Inc., Vision Best Limited, Digital Value Holdings Limited, Digital Media Group Company Limited and the Shareholder Representative

4.23	Registration Rights Agreement dated as of November 16, 2009 among VisionChina Media Inc. and the investors signatories thereto

4.24	Translation of RMB Loan Agreement, dated as of December 3, 2009, between VisionChina Media Group Inc., and Bank of China, Shenzhen Branch

4.25	Translation of Guarantee Contract between VisionChina Digital Company and Bank of China Shenzhen Branch

4.26*†	Securities Purchase Agreement, dated as of December 30, 2010 by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein

4.27*†	Shareholders Agreement, dated as of January 13, 2011 by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li, and VisionChina Media Inc.

4.28*†	Registration Right Agreement, dated as of January 13, 2011 by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited, and Front Lead Investments Limited

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report

†	Portions of this document have been omitted pursuant to a confidential treatment request and have been filed separately with the Commission.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VISIONCHINA MEDIA INC.
By	/s/ Limin Li
Name:	Limin Li
Title:	Chairman and Chief Executive Officer

Date: January 21, 2011

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