Form 20-F/A
period 2009-12-31
VISIONCHINA MEDIA INC.
filed 2011-03-22
CIK 1415911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
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
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.5689 to US$1.00 as of March 18, 2011.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7642	6.8330	6.6000
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6537	6.6906	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March (through March 18)	6.5689	6.5690	6.5743	6.5540

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness
     Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
     Not Applicable.

D.	Risk Factors
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
     For the period from April 8, 2005, the date we commenced operations, to December 31, 2005, and in 2006, we incurred a net loss of US$0.4 million and US$5.7 million, respectively. We pay media costs, the components of which are detailed in Item 5A “Operating Results — Cost of Revenues — Advertising Service Cost — Media Costs” on pages 56 and 57, to our local operating partners for operating our advertising business on buses and subways. These costs constitute a significant portion of our cost of revenues and accounted for approximately 37.2%, 29.7% and 41.4% of our net revenues in the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2010, in respect of the exclusive agency agreements for our bus platforms, nine are entered into with our direct investment entities and seven are entered into with independent local operating partners. In respect of the exclusive agency agreements for our subway platforms, one agreement was entered into with one of our direct investment entities and all other agreements were entered into with independent local operating partners across eight cities in the PRC. The terms of our media contracts typically range from three to eight years, and our media costs each year from these contracts is determined upfront at the time when the contracts were signed. Most of the media costs are fixed each year with annual increases pursuant to the terms of the contracts. However, our revenues may fluctuate significantly from period to period as a result of, among others, seasonality, customer loyalty, competition and changes in regulations. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations and result in a net loss in the period.
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
     All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered outdoor advertising. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. As a precaution to cope with such legal uncertainty, our direct investment entities in Harbin and Zhengzhou had completed the required registrations, but these registrations have already expired in 2008. Currently, our local operating partners have advised us that they do not believe such registrations are necessary, and none of our local operating partners are planning to submit registration applications to the SAIC. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising and a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine and may be ordered to stop disseminating the advertisements and as a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect in our overall business.
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
     All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered “outdoor advertising”. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. All of the existing SAIC registrations by our local operating partners have already expired in 2008. As a result, 99.4% of our revenues in 2008 and 100% of our revenues in 2009 and 2010 were derived from cities where our local operating partners do not have an advertising registration certificate from the SAIC. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2010, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expect the SAIC to levy any fines or sanctions in the future. Our exclusive agency agreements with each of our local operating partners require them to comply with all relevant laws and regulations, which includes obtaining any approvals necessary to legally provide advertising time to us. Our local operating partners have expressed to us their willingness to fully comply with all relevant rules and regulations, including registering with the SAIC, and we therefore believe our local operating partners will be able to apply for the appropriate registrations in the event that the SAIC or the competent government authority determines that such registrations are required. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising and a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine and may be ordered to stop disseminating the advertisements. As a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect on our overall business.

If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.
     SARFT promulgated Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003 that became effective on January 1, 2004. This regulation is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than 20% of its total broadcasting time each day. On average, we sold 6.47 and 6.75 advertising minutes per broadcasting hour, which represented approximately 11% and 11% of total broadcasting time each day for the years ended December 31, 2009 and 2010, respectively. However, there is some uncertainty because as of December 31, 2010, there have been no SARFT actions, pronouncements of guidance or statements to the effect of determining that the regulation referenced above is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to regulate or restrict the advertising time digital television networks, nor have there been any plans for future action. Our PRC counsel has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of the date hereof, SARFT has not indicated that this regulation shall apply to mobile digital television. As a result, we believe that this regulation is not applicable to the mobile digital television industry. However, SARFT may determine that this regulation is applicable to the mobile digital television industry or promulgate new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks. If any of these events occur, the total advertising time on our network will be limited. As the annual increase of our media costs is already fixed under our media contracts and the contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the network of local operating partners is limited, a regulatory limitation on the number of advertising minutes would limit our potential revenues, while our media costs continue to increase. Our business, advertising service revenue and operating results could therefore be materially and adversely affected.
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
     We operate in 11 cities through direct investment entities formed with the local television stations. PRC law provides that the television stations or entities controlled by them must own no less than 51% of the equity interests in any mobile digital television operating company. We own a 49% equity interest in those direct investment entities, except the direct investment entity in Shenzhen in which we own a 25% equity interest and the direct investment entity in Wuxi in which we own a 14% equity interest. Eight out of 11 of our direct investment agreements provide that we have the right to appoint the general manager of the direct investment entity, who will be in charge of the day-to-day operations of the direct investment entity. The right to appoint the general manager is subject to confirmation by the direct investment entity. Our local operating partners, the local television stations including Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station, and Ningbo Broadcast and Television Group, control the broadcasting and are responsible for compliance matters. We cannot assure you that disputes will not arise between us and our local operating partners, and that any such disputes will be resolved in our favor. Further, our interests and the interests of our local operating partners may be different. In some cases, we may have to rely on court proceedings to resolve the disputes between us and our local operating partners. Any litigation will divert our resources and may result in a judgment against us. If any dispute between us and our local operating partners arises, our business operations could be harmed, and our financial condition and results of operations could be materially and adversely affected.

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
     Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has issued a notice to require some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. Our PRC counsel advises that while SARFT has promulgated the foregoing timeline for conversion to the National Standard, as of December 31, 2010 SARFT has not assessed any fines or penalties related to non-compliance with the National Standard. As of April 1, 2010, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 11 cities (Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beidou Xingkong Digital Television Media Co., Ltd., Tianjin North Mobile Multimedia Television Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited, and Haerbin China Mobile Television Company Limited) have been converted to the National Standard, but those in another 10 cities (Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Shanghai Metro Television Company Limited, Changsha Guangdian Digital Mobile Television Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Hangzhou Guangdian Buses Mobile Multimedia Co., Ltd., Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) have not yet completed the conversion and do not meet the requirements of the National Standard. Our direct investment entities (Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) and our local operating partners (Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Shanghai Metro Television Company Limited, Nanjing Guangdian Mobile Television Development Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd, and Hangzhou Guangdian Buses Mobile Multimedia Co., Ltd.) will be required to spend significant capital and other resources, including on new equipment, to covert their digital television broadcasting infrastructure to the National Standard. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in six of the ten remaining cities. The total cost of converting the equipment to the National Standard in these six cities (Beijing, Guangzhou, Shenzhen, Nanjing, Changchun and Zhengzhou) is not expected to exceed RMB 13 million. However, we and our local operating partners have not yet determined the allocation of such expenses. Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.
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

     We intend to obtain the required approvals for our non-advertising content for the programming in these operations. However, the relevant government authority in China has not promulgated any implementation rules on the procedure for applying for the requisite approvals. We cannot assure you that we will obtain such approvals as required by the SARFT Circular in a timely manner or at all. If we do not obtain the requisite approvals, we may be required to eliminate part or all of the non-advertising content from programming transmitted through closed circuit networks on our supplemental subway platforms acquired in connection with our acquisition of Digital Media Group in 2010. As a result, we may not be able to capture the attention of our target audience due to the lack of non-advertising content, which could make our advertising network on these supplemental subway platforms less attractive, and consequently have an adverse affect on our business and prospects.
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

     Our success depends largely on our ability to establish relationships with local television stations and mass transportation companies. Before expanding into a new city, we identify cities that have been or are planning to launch digital mobile television operations, collect data and analyze the development status indicators such as economic status, consumer patterns, potential market size for advertising, development of mass transportation systems (including bus and subway) and mobile digital television networks, population and the percentage of the population that takes public transportation in those cities. We also evaluate the commercial potential and our estimated revenue. In some cases, we actively pursue cooperation activities with television stations or mobile television operators based on the market research, while in other cases we are contacted by those operators who have an interest in cooperating with us. The process of establishing these relationships can be lengthy as mobile digital television is a relatively new form of media and we often need to convince counterparties of the benefits of establishing a mobile digital television network on mass transportation systems. We may be required to commit substantial resources, including but not limited to the time and effort spent by our senior management (such as our chief executive officer and chief development officer) and staff from our media development department, research work and feasibility analyses and other expenses incurred during this process, such as travelling. Despite our best efforts, counterparties may ultimately decide not to establish a mobile digital television network or may choose to not work together with us. If these counterparties do not accept a mobile digital television network as an effective medium on mass transportation vehicles, we may not be able to grow our business or our revenues.
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
Acquisition of other companies or assets of other companies is a part of our growth strategy, and these acquisitions may expose us to significant business and financial risks, including exposure to contingent acquisition consideration, which may adversely affect our results of operations and financial condition.
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
     We believe our brand and trademarks are critical to our success. The success of our business depends in part upon our continued ability to use our brand and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill.
     Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand and trademarks may not be adequate to prevent their unauthorized use by third parties. Furthermore, application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand and trademarks, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brand, trade names or trademarks could cause brand confusion among advertisers and harm our reputation. If our brand recognition decreases, we may lose advertisers and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.
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
     The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated any advertising business outside of China and therefore, we currently do not qualify under PRC regulations to directly provide advertising services. In addition, the March 2006 Notice prohibits foreign investment in any mobile digital television operating company in China. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. Accordingly, our subsidiary, China Digital Technology (Shenzhen) Co., Ltd., or CDTC, which is a wholly-owned foreign enterprise established by us on March 9, 2006, is currently ineligible to apply for the required licenses to directly provide advertising services in China. CDTC is an intermediate holding company that consolidates the operating results generated by our consolidated affiliated entities in a manner that complies with PRC rules and regulations. It is authorized to engage in businesses such as, but not limited to, technical development and technical consultancy services in connection with digital visual and audio equipment. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entities in China, which hold the requisite licenses to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group but we receive the economic benefits of it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate, its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Men Qijun and Wang Haifeng. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising, but receives the economic benefits and bear economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been and expect to continue to be dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.
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
     Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, we invest in ventures with local television stations and provide advertising services on our out-of-home digital television networks in the PRC through VisionChina Media Group, a PRC legal entity, which was established by our co-founders. The paid-in capital of VisionChina Media Group was funded by us or CDTC through a loan extended to the co-founders. CDTC has entered into certain exclusive agreements with VisionChina Media Group, which obligate us to absorb a majority of the risk of loss from VisionChina Media Group’s activities and entitle us to receive a majority of its residual returns. In addition, we, through CDTC, has entered into certain agreements with the two individuals, including a loan agreement for the paid-in capital of VisionChina Media Group described above, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. As provided by these agreements, all raised disputes are subject to PRC court proceedings. The major difference between binding arbitration and court proceedings in the PRC is that PRC arbitration judgments are binding, enforceable and may not be appealed, whereas the PRC court judgments are subject to appeal to the People’s Court of Appeal. According to the Civil Procedure Laws of the PRC, each party to a dispute in its first trial is entitled to appeal within the statutory time limit, and the court shall hear all appeals once the case is filed in the second instance. Before the appeal is heard, the people’s court of the first trial shall serve copies of the appeal petition on the respondent within five days of receiving an appeal petition, and the respondent shall submit its defense in writing within 15 days of receiving such copies of the appeal petition. Failure by the respondent to submit a defense shall not prevent the case from being tried by the people’s court. In trying an appealed case against a judgment, the people’s court shall make a final judgment within three months of the case being filed in the second instance; in trying an appealed case against an order, the people’s court shall make a final order within 30 days of the case being filed in the second instance. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a detailed description of these contractual arrangements.
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
     On December 25, 2006, the People’s Bank of China promulgated the “Measure for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE promulgated the implementation rules on those measures. Pursuant to these regulations, PRC citizens who have been granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through a qualified PRC agent which may be the PRC subsidiary of such overseas listed company, to register with the SAFE and complete certain other procedures related to the share option or share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC optionees, are subject to these regulations. According to the Regulations on the Foreign Exchange System of the PRC, we or our PRC optionees may be assessed fines of up to RMB300,000 and legal or administrative sanctions for failure to comply with the provisions of the foreign exchange register administration. Our PRC counsel has advised that failure to comply with SAFE registration requirements by some of our PRC optionees would not have a material adverse effect on our business or results of operations.

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
     Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group. While we do not have any equity interests in the operating entities in China, our relationships with VisionChina Media Group and its shareholders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from VisionChina Media Group (for the contractual arrangements See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements that Provide Us Effective Control over VisionChina Media Group Beijing Eastlong Advertising and their Subsidiaries” on pages 84 and 85. Accordingly, we treat VisionChina Media Group as a variable interest entity and have consolidated its historical financial results in our financial statements in accordance with U.S. GAAP. All our revenues are derived from VisionChina Media Group for the year ended December 31, 2009.
     Other than the above contractual arrangements, our company or CDTC do not have any business relationships with the shareholders of VisionChina Media Group.
     The nominee shareholders of our consolidated affiliated entities are Limin Li, Yangqing Yang, Qijun Men and Haifeng Wang. The business relationship between us and Limin Li and his affiliates is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Affiliated Companies of Limin Li”. Neither Yanqing Liang nor her affiliated companies have any business relationship with us. Qijun Men and Haifeng Wang are individual shareholders of Beijing Eastlong Advertising. Qijun Men and Haifeng Wang are not shareholders of VisionChina and do not have any business relationship or transactions with us.
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
     On December 30, 2010, in order to offer integrated media solutions and greater media value to advertisers, we entered into a securities purchase agreement with Focus Media Holding Limited, or Focus Media, China’s largest lifestyle community digital out-of-home media company; Front Lead Investments Limited, or Front Lead; and JJ Media Investment Holding Limited, or JJ Media. Pursuant to this agreement, Focus Media, Front Lead and JJ Media purchased 15,331,305, 1,022,087 and 1,022,087, respectively, of newly issued common shares of the Company at a price of US$3.979 per share, equivalent to US$3.979 per ADS. Upon the consummation of these transactions, Front Lead and Focus Media owns approximately 17.2% and 15%, respectively, of our outstanding common shares. In connection with these transactions, we also entered into a shareholders agreement and a registration rights agreement with Front Lead, Focus Media and JJ Media on January 13, 2011.
     Pursuant to the securities purchase agreement, each of Focus Media, Front Lead and JJ Media agreed to a lock-up period of 365 days from the date they purchased our newly issued common shares with respect to all transactions other than those in which a majority of our Company is being acquired. Furthermore, Focus Media and JJ Media each agreed to a standstill period ranging from two to three years from the date they purchased our newly issued common shares, during which they will not acquire or offer to acquire any additional voting securities of our Company or assist or participate in efforts by any other party to do so. These restrictions do not apply to transactions made by Focus Media pursuant to its gross-up rights provided by the securities purchase agreement. Such gross-up rights are valid for five years from the date of the securities purchase agreement and give Focus Media the opportunity to acquire securities offered by us in any nonpublic offering or sale of any security that is convertible into equity in order to maintain its proportionate interest in our company.
     Under the registration rights agreement, we will file with the SEC a shelf registration statement within 18 months of the purchase of our securities by Focus Media, Front Lead and JJ Media. All expenses incurred in connection with a subsequent sale of registered shares which requires any further filings are to be borne by the holders of such shares. Under the shareholders agreement, Focus Media has the right to nominate one candidate for election to our Board so long as it owns at least 5% of our outstanding common shares. The shareholders agreement also establishes rights of first offer between Focus Media, Front Lead and JJ Media in which existing shareholders seeking to transfer their shares must first make an offer of such shares to other existing shareholders.
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
     Overview
     We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through our consolidated affiliated entities. Our relationships with our consolidated affiliated entities and their shareholders are governed by a series of contractual arrangements that allow us to effectively control, and derive substantially all of the economic benefits from, our consolidated affiliated entities. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and in subway trains that receive mobile digital television broadcasts of real-time content and advertising. We also operate various closed-circuit advertising digital displays in certain subway platforms and subway trains in Guangzhou and subway platforms in Shenzhen. In addition, as a result of our acquisition of Digital Media Group, we operate closed-circuit digital television displays in subway platforms and subway trains in Beijing (Lines 1, 2 and 4), Chongqing, and Tianjin and airport trains in Hong Kong. We consider these closed-circuit digital display networks to be part of our supplemental subway advertising platform, as these displays do not currently receive mobile digital television broadcasts. As of December 31, 2009, our network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 89,299 digital displays. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements pursuant to the demands of our clients. According to the public announcements released by subway companies and local governments, we expect there will be 69 new subway lines commencing operation in 24 cities throughout the PRC during 2010 to 2014.
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
     Our Direct Investment Cities
     As of December 31, 2009, we operated our mobile digital television advertising network under the direct investment model in 11 cities: Changchun, Changzhou, Chengdu, Dalian, Harbin, Ningbo, Shenzhen, Suzhou, Wuhan, Wuxi and Zhengzhou. In addition to the primary installations of digital television displays on buses, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Harbin, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with the local television station authorized to operate the digital television network in that city. Due to regulatory considerations, we typically own 49% of the direct investment entity and our partner owns the other 51%, but in Shenzhen and Wuxi we own 25% and 14%, respectively. Under these direct investment agreements:

•	We appoint the general managers, for appointment by the boards of directors, of most of the direct investment entities.

•	We train the locally recruited sales force.

•	We purchase the advertising time from our direct investment entity and place advertisements for broadcasting on the local network.

•	We sell the assembled digital television displays to the direct investment entity.

•	The local television station obtains the necessary approvals for operating the mobile digital television station.

•	The local television station provides the transmission equipment to broadcast the advertising and program in that city.

•	The direct investment entity enters into contracts with the local mass transportation companies to install our digital television displays in the buses and other suitable locations.

•	The local television station provides the news, entertainment and other programs for broadcasting on the direct investment entity’s network, and the local television station ensures that the programs conform to applicable PRC content laws and regulations.

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
     We have entered into an exclusive agency agreements with our direct investment entities in Changchun, Chengdu, Dalian, Ningbo, Shenzhen and Wuhan to control all of the advertising time on the mobile digital television network operated by such entity in that city. These exclusive agency agreements with our direct investment entities usually contain the same terms in all material respects as the exclusive agency agreements that we sign with independent local mobile digital television operating companies. However, our exclusive agency arrangements with our direct investment entities in Changzhou, Suzhou, and Wuxi that give us the exclusive right to sell a portion of the advertising time on these cities’ mobile digital television networks does not include sales of advertising time to advertisers from Changzhou, Suzhou, and Wuxi, respectively. These exclusive agency agreements grant us the exclusive right to sell the advertising time on the direct investment network typically for a term ranging from four years to 8 years. Under these arrangements, we realize all of the advertising revenues and pay a pre-determined network rental fee to the direct investment entity. Under this type of contract, the direct investment entity effectively transfers the operational risk to us and enjoys a guaranteed stream of revenues. We believe that the terms of these exclusive agency agreements were negotiated on an arm’s length basis. See “Item 7. — Major Shareholders and Related Party Transactions — B. Related Party Transactions — Exclusive Agency Agreements with our Direct Investment Entities”.
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

Intellectual Property
     Our intellectual property consists of our brand, trademarks and design patents related to some of the equipment. As of December 31, 2010, we held six patents issued in the PRC.
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
     The purchase price was comprised entirely of contingent consideration based on multiples ranging from 1.0 to 2.3 on the net income before income taxes of each of the acquired businesses, and the percentage of revenues collected. In connection with these acquisitions, we paid an aggregate deposit of US$16.7 million in 2008. These initial deposits will be used to offset a portion of the additional consideration payable at the end of the earn-out period (see below for details on the additional consideration payable). The additional consideration, or Earn-out Consideration, was calculated based on the earnings of each of the acquired businesses in 2008 (after the date of acquisitions), 2009 and 2010. The following table summarizes the maximum Earn-out Consideration for 2008 and 2009:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total

Total Earn-out Consideration: (US$)
— 2008	22,495,063	12,682,567	8,976,319	9,365,189	12,191,410	3,727,453	69,438,001
— 2009	25,823,672	11,835,676	7,732,219	11,122,901	13,623,225	5,096,020	75,233,713
Unrecognized consideration payable at December 31, 2009	—	6,954,424	2,577,464	6,330,350	6,705,803	650,285	23,218,326
     The following table summarizes the details of the Earn-out Consideration payables from that date of acquisition to December 31, 2009:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total

Earn-out Consideration payable at December 31, 2008	$14,077,134	$3,486,233	$4,037,393	$4,808,952	$4,933,377	$2,167,694	$33,510,783

Additional Earn-out Consideration for 2008	8,417,929	9,196,334	4,938,926	4,556,237	7,258,033	1,559,759	35,927,218

Earn-out Consideration for 2009	25,823,672	4,881,252	5,154,755	4,792,551	6,917,422	4,445,735	52,015,387

Less: Settlements in 2009	(20,280,617)	(12,268,699)	(8,495,113)	(8,065,394)	(11,840,634)	(3,298,945)	(64,249,402)

At December 31, 2009	$28,038,118	$5,295,120	$5,635,961	$6,092,346	$7,268,198	$4,874,243	$57,203,986
     We have paid US$64.2 million consideration in 2009 in relation to the 2008 earn-out as determined based on the net revenues of the acquired advertising agency businesses and the cash collected in respect to the net revenues generated by these businesses. The Earn-out Consideration is calculated based on multiples ranging from 1.0 to 2.3 on the net income before income taxes, as stipulated in the acquisition agreements, of each of the businesses acquired. Payment of the Earn-out Consideration is based on the percentage of revenues collected. Therefore, receivables recorded as of December 31, 2008 related to 2008 revenues that were subsequently collected in 2009 result in a liability for an additional portion of the 2008 Earn-out Consideration. For the 2009 Earn-out Consideration, because not all of the 2009 revenues were collected as of December 31, 2009, we recorded Earn-out consideration for 2009 revenues totaling $52.0 million based on the respective percentages of revenues collected by end of December 31, 2009 ranging from 41.2% to 100.0% for the six acquired businesses, and we expect additional Earn-out Consideration payable will be recorded in 2010 as the receivables recorded as of December 31, 2009 related to the 2009 revenues are collected in 2010. The portion of the total Earn-out Consideration that will be offset against the deposit for acquisitions has been recorded as a long term liability because the right of offset will not exist until the Earn-out Consideration period is completed.
     As of December 31, 2009, we recorded a current consideration payable of US$47.9 million and a non-current consideration payable of US$9.3 million, as determined based on the net revenues of the acquired advertising agency businesses and the cash collected in respect to the net revenues generated by these businesses as of December 31, 2009. As we expect to collect additional cash in respect of the net revenues generated by these advertising agency businesses in 2009, we may have to pay an additional consideration of US$23.2 million in the maximum for these businesses in 2010 in relation to the 2009 earn-out, which is not reflected in the financial statements included in this annual report. We expect to settle the consideration payable with our cash balance and expect the Earn-Out Consideration payable to be paid in full by end of fiscal year 2011.
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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of March 22, 2011.

Name	Age	Position/ Title
Limin Li	48	Chairman of the Board of Directors, Chief Executive Officer
Haijun Liu	46	Chief Development Officer
Yan Wang	31	Vice President of Finance

Name	Age	Position/ Title
Yanqing Liang	37	Director
William Decker	63	Independent Director
Xisong Tan	61	Independent Director
Yunli Lou	41	Independent Director
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
     Yan Wang is our vice president of finance since January 2011. Mr Wang was our senior financial controller from December 2009 to January 2011. Mr. Wang joined us in April 2009 as a full-time employee. Before joining VisionChina Media, Mr. Wang was an audit manager at KPMG, an independent public registered accounting firm. From 2001 to 2009, he worked in the audit department in KPMG Guangzhou office for eight years, and has led the audit engagements for SEC registrants, including both audits of US GAAP financial statement and audits of the internal control over financial reporting. Mr. Wang received a bachelor degree of arts from Guangdong University of Foreign Studies in 2001.
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
Transactions with Affiliated Companies of Limin Li
Lease and loan with Meidi Zhiye
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
     Our PRC legal counsel has advised that it is unclear in the PRC Property Rights Law whether an equity pledge made before the effectiveness of the PRC Property Rights Law on October 1, 2007 must be registered with the SAIC. Our equity pledge agreement was entered into on February 15, 2007, at which time equity pledges were governed by the then applicable PRC Company Law and PRC Guarantee Law. According to these two PRC laws and regulations, an equity pledge of a limited liability company does not require any registration with the SAIC or its local counterparty, and an equity pledge agreement becomes effective soon after the equity pledge is recorded or filed with a company’s Register of Shareholders. As of December 31, 2010, we, CDTC and VisionChina Media Group are not required by any government authorities to register with the SAIC, nor are they subject to any penalties or fines. Based on the foregoing, we believe we are not required by the PRC Property Rights Law to register the equity pledge with SAIC.

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
     Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the Nasdaq Global Market on March 21, 2011 was US$4.08 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2007 (since December 6)	9.80	7.63
2008	25.60	4.25
2009	12.27	4.80
2010	11.85	2.51
Quarterly:
2009
First quarter	7.80	5.06
Second quarter	8.18	4.80
Third quarter	8.15	5.21
Fourth quarter	12.27	7.04
2010
First quarter	11.85	4.61
Second quarter	5.04	2.51
Third quarter	4.70	2.90
Fourth quarter	5.10	3.41
Monthly:
2010
September	4.70	3.55
October	5.10	4.11
November	4.24	3.41
December	4.72	3.57
2011
January	4.83	4.30
February	4.99	4.28
March (through March 21)	4.38	3.75

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
Part III

Item 17.	Financial Statements
     We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
     The following financial statements are filed as part of this annual report, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2008 and 2009

•	Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009

•	Consolidated Statements of Changes of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009

•	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009

•	Notes to the Consolidated Financial Statements

•	Condensed Financial Information of Registrant — Schedule I

Item 19.	Exhibits

Exhibit
Number	Description of Document
1.1	Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

1.2	Form of Second Amended and Restated Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.1	Specimen Certificate for Common Shares of VisionChina Media Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.2	Form of American Depositary Receipt of VisionChina Media Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.3	Form of Deposit Agreement among VisionChina Media Inc., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.1	Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.2	Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.3	Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.4	Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.5	Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.6	Registrant’s 2006 Share Incentive Plan (initially filed with the Commission on November 9, 2007)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.8	Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.9	Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.10	Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.11	Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.12	Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.13	Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.14	Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.15	Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.16	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.17	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.18	Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.19	Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.20	Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.21	Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.22	Amended and Restated Agreement and Plan of Merger dated November 16, 2009, among VisionChina Media Inc., Vision Best Limited, Digital Value Holdings Limited, Digital Media Group Company Limited and the Shareholder Representative

4.23	Registration Rights Agreement dated as of November 16, 2009 among VisionChina Media Inc. and the investors signatories thereto

4.24	Translation of RMB Loan Agreement, dated as of December 3, 2009, between VisionChina Media Group Inc., and Bank of China, Shenzhen Branch

4.25	Translation of Guarantee Contract between VisionChina Digital Company and Bank of China Shenzhen Branch

4.26	Securities Purchase Agreement, dated as of December 30, 2010 by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein

4.27	Shareholders Agreement, dated as of January 13, 2011 by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li, and VisionChina Media Inc.

4.28	Registration Right Agreement, dated as of January 13, 2011 by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited, and Front Lead Investments Limited

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VISIONCHINA MEDIA INC.
By	/s/ Limin Li
Name:	Limin Li
Title:	Chairman and Chief Executive Officer

Date: March 22, 2011

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