Form 20-F/A
period 2009-12-31
VISIONCHINA MEDIA INC.
filed 2011-04-26
CIK 1415911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
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

VISIONCHINA MEDIA INC.
ANNUAL REPORT ON FORM 20-F

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F
     Unless otherwise indicated, references in this annual report to:
•	“ADSs” refers to our American depositary shares, each of which represents one common share, and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“local operating partners” refers to the local television stations with which we established our direct investment entities or from which we buy advertising time, or the local mobile digital television operating companies with which we entered into exclusive agency agreements or from which we buy advertising time;

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
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.5317 to US$1.00 as of April 15, 2011.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7642	6.8330	6.6000
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6537	6.6906	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 15)	6.5317	6.5382	6.5477	6.5310

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness
     Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
     Not Applicable.

D.	Risk Factors
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
     All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered outdoor advertising. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2010, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expect the SAIC to levy any fines or sanctions in the future. Our local operating partners have expressed to us their willingness to fully comply with all relevant rules and regulations, including registering with the SAIC, and we therefore believe our local operating partners will be able to apply for the appropriate registrations in the event that the SAIC or the competent government authority determines that such registrations are required. As a precaution to cope with such legal uncertainty, our direct investment entities in Harbin and Zhengzhou had completed the required registrations, but these registrations have already expired in 2008. Currently, our local operating partners have advised us that they do not believe such registrations are necessary, and none of our local operating partners are planning to submit registration applications to the SAIC. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising and a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine and may be ordered to stop disseminating the advertisements and as a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect in our overall business.
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
Our local operating partner’s incomplete application, refusal to register and non-compliance with PRC registration may cause our operations, financial condition and results of operations be materially and adversely affected.
     All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered “outdoor advertising”. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. All of the existing SAIC registrations by our local operating partners have already expired in 2008. As a result, 99.4% of our revenues in 2008 and 100% of our revenues in 2009 and 2010 were derived from cities where our local operating partners do not have an advertising registration certificate from the SAIC. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2010, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expect the SAIC to levy any fines or sanctions in the future. Our exclusive agency agreements with each of our local operating partners or our joint venture agreements with our local operating partners require them to comply with all relevant laws and regulations, which includes obtaining any approvals necessary to legally provide advertising time to us. Our local operating partners have expressed to us their willingness to fully comply with all relevant rules and regulations, including registering with the SAIC, and we therefore believe our local operating partners will be able to apply for the appropriate registrations in the event that the SAIC or the competent government authority determines that such registrations are required. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising, it will take SAIC as long as seven working days to review and approve an outdoor advertising registration after its acceptance of application filed by our local operating partner or direct investment entity. And if a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine up to RMB 30,000, confiscation of advertising fees and may be ordered to stop disseminating the advertisements. As a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect on our overall business.

If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.
     SARFT promulgated Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003 that became effective on January 1, 2004. This regulation is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than 20% of its total broadcasting time each day. On average, we sold 6.47 and 6.75 advertising minutes per broadcasting hour, which represented approximately 11% and 11% of total broadcasting time each day for the years ended December 31, 2009 and 2010, respectively. However, there is some uncertainty because as of December 31, 2010, there have been no SARFT actions, pronouncements of guidance or statements to the effect of determining that the regulation referenced above is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to regulate or restrict the advertising time digital television networks, nor have there been any plans for future action. Our PRC counsel has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of the date hereof, SARFT has not indicated that this regulation shall apply to mobile digital television. In addition, all of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that the foregoing restrictions on the total advertising time of a radio or television station or channel advertisements are not applicable to advertising on mobile digital television. As a result, we believe that this regulation is not applicable to the mobile digital television industry. However, SARFT may determine that this regulation is applicable to the mobile digital television industry or promulgate new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks. If any of these events occur, the total advertising time on our network will be limited. As the annual increase of our media costs is already fixed under our media contracts and the contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the network of local operating partners is limited, a regulatory limitation on the number of advertising minutes would limit our potential revenues, while our media costs continue to increase. Our business, advertising service revenue and operating results could therefore be materially and adversely affected.
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
     Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has issued a notice to require some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. Our PRC counsel advises that while SARFT has promulgated the foregoing timeline for conversion to the National Standard, as of December 31, 2010 SARFT has not assessed any fines or penalties related to non-compliance with the National Standard. As of April 1, 2010, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 11 cities (Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beidou Xingkong Digital Television Media Co., Ltd., Tianjin North Mobile Multimedia Television Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited, and Haerbin China Mobile Television Company Limited) have been converted to the National Standard, but those in another ten cities (Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Shanghai Metro Television Company Limited, Changsha Guangdian Digital Mobile Television Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Hangzhou Guangdian Buses Mobile Multimedia Co., Ltd., Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) have not yet completed the conversion and do not meet the requirements of the National Standard. As of April 20, 2011, our local operating partners in the ten cities have not begun the conversion process, and we and our local operating partners estimate that the conversion process will take no more than two years to complete once the conversion process begins. The actual amount of time required for the conversion process in any given city depends on a number of factors, including the size of the mobile digital television network in that city, the equipment currently used, the resources available for the conversion and the schedule for replacing the equipment. Our direct investment entities (Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) and our local operating partners (Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Shanghai Metro Television Company Limited, Nanjing Guangdian Mobile Television Development Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd, and Hangzhou Guangdian Buses Mobile Multimedia Co., Ltd.) will be required to spend significant capital and other resources, including on new equipment, to covert their digital television broadcasting infrastructure to the National Standard. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in six of the ten remaining cities. The total cost of converting the equipment to the National Standard in these six cities (Beijing, Guangzhou, Shenzhen, Nanjing, Changchun and Zhengzhou) is not expected to exceed RMB13 million. However, we and our local operating partners have not yet determined the allocation of such expenses. Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.
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
     We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers, such as our Chief Executive Officer, Limin Li, our Chief Development Officer, Haijun Liu, and our Vice President of Finance, Yan Wang, reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us or our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.

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
     Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group. While we do not have any equity interests in the operating entities in China, our relationships with VisionChina Media Group and its shareholders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from VisionChina Media Group (for the contractual arrangements See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries” on pages 84 and 85. Accordingly, we treat VisionChina Media Group as a variable interest entity and have consolidated its historical financial results in our financial statements in accordance with U.S. GAAP. All our revenues are derived from VisionChina Media Group for the year ended December 31, 2009.
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
     As none of our PRC subsidiaries intends to declare dividends to us, their undistributed earnings are considered indefinitely reinvested and therefore no provisions have been made for PRC dividend withholding taxes.
     In addition, as of December 31, 2009, our consolidated VIE in the PRC had undistributed earnings of $86 million to our wholly owned PRC subsidiaries. Under US GAAP, a deferred tax liability should be recorded in respect of the undistributed earnings of our financial interest in VIE affiliates and domestic subsidiaries. We did not record any such deferred tax liability because we have means available under the PRC tax law to recover the investment in our consolidated VIE without paying income tax, including but not limited to the below:
•	The provision of technical support services to our consolidated VIE will result in the majority of the undistributed earnings flowing to us without incurring any additional income tax expense.

•	By a series of group restructuring, we can transfer all the operations in the existing consolidated VIE to a new VIE, and exercise the call option to acquire all the equity interests in the existing consolidated VIE with purchase price approximate its paid-in capital, in which case no income tax will be paid.
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
     Our PRC legal counsel has advised that it is not stipulated or required in the PRC Property Rights Law whether an equity pledge made before the effectiveness of the PRC Property Rights Law on October 1, 2007 must be registered with the SAIC. Our equity pledge agreement was entered into on February 15, 2007, at which time equity pledges were governed by the then applicable PRC Company Law and PRC Guarantee Law. According to these two PRC laws and regulations, an equity pledge of a limited liability company does not require any registration with the SAIC or its local counterparty, and an equity pledge agreement becomes effective soon after the equity pledge is recorded or filed with a company’s Register of Shareholders. As of December 31, 2010, we, CDTC and VisionChina Media Group are not required by any government authorities to register with the SAIC, nor are they subject to any penalties or fines. Based on the foregoing, we believe we are not required by the PRC Property Rights Law to register the equity pledge with SAIC.

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

	Market Price Per ADS
	High	Low
Yearly:
2007 (since December 6)	9.80	7.63
2008	25.60	4.25
2009	12.27	4.80
2010	11.85	2.51
Quarterly:
2009
First quarter	7.80	5.06
Second quarter	8.18	4.80
Third quarter	8.15	5.21
Fourth quarter	12.27	7.04
2010
First quarter	11.85	4.61
Second quarter	5.04	2.51
Third quarter	4.70	2.90
Fourth quarter	5.10	3.41
Monthly:
2010
September	4.70	3.55
October	5.10	4.11
November	4.24	3.41
December	4.72	3.57
2011
January	4.83	4.30
February	4.99	4.28
March	4.38	3.75
April (through April 20)	4.49	3.87

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

Date: April 26, 2011

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