Form 20-F/A
period 2009-12-31
VISIONCHINA MEDIA INC.
filed 2011-05-31
CIK 1415911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
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
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4917 to US$1.00 as of May 20, 2011.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7642	6.8330	6.6000
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6537	6.6906	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May (through May 20)	6.4917	6.4967	6.5073	6.4915

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness
     Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
     Not Applicable.

D.	Risk Factors
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
     For the period from April 8, 2005, the date we commenced operations, to December 31, 2005, and in 2006, we incurred a net loss of US$0.4 million and US$5.7 million, respectively. We pay media costs, the components of which are detailed in Item 5A “Operating Results — Cost of Revenues — Advertising Service Cost — Media Costs” on pages 56 and 57, to our local operating partners for operating our advertising business on buses and subways. These costs constitute a significant portion of our cost of revenues and accounted for approximately 37.2%, 29.7% and 41.4% of our net revenues in the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2010, in respect of the exclusive agency agreements for our bus platforms, nine are entered into with our direct investment entities and seven are entered into with independent local operating partners. In respect of the exclusive agency agreements for our subway platforms, one agreement was entered into with one of our direct investment entities and all other agreements were entered into with independent local operating partners across eight cities in the PRC. Our exclusive agency agreements typically have terms ranging from three to eight years, and do not contain any renewal provisions. Upon expiration of the exclusive agency agreements, we will discuss renewal of the agreements with our local operating partners, and the detailed terms of the new exclusive agency agreements will be negotiated at that time. The exclusive agency agreements cannot be terminated before expiration of the term unless agreed by both parties, and the party who initiates the early termination is subject to penalty at an amount specified in the respective agreement. Our media costs each year from these agreements is fixed and is determined upfront at the time when the contracts were signed. We negotiate each of our exclusive agency agreements with our local operating partners on a case-by-case basis and determine the amount of the media cost for each year under the agreement through the process of negotiation. All of our exclusive agency agreements contain escalation clauses to increase the media cost at pre-determined fixed amounts each year under the agreements, except for (i) two exclusive agency agreements that in aggregate accounted for less than 5% of our media cost and (ii) one exclusive agency agreement that has a fixed media cost for the first six years with an annual increase in the media cost beginning in the seventh year. However, our revenues may fluctuate significantly from period to period as a result of, among others, seasonality, customer loyalty, competition and changes in regulations. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations and result in a net loss in the period.
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
     All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered “outdoor advertising”. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. All of the existing SAIC registrations by our local operating partners have already expired in 2008. As a result, 99.4% of our revenues in 2008 and 100% of our revenues in 2009 and 2010 were derived from cities where our local operating partners do not have an advertising registration certificate from the SAIC. Therefore, substantially all of our revenues would be impacted in case of a regulatory enforcement action by SAIC. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2010, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expect the SAIC to levy any fines or sanctions in the future. Our exclusive agency agreements with each of our local operating partners or our joint venture agreements with our local operating partners require them to comply with all relevant laws and regulations, which includes obtaining any approvals necessary to legally provide advertising time to us. Our local operating partners have expressed to us their willingness to fully comply with all relevant PRC rules and regulations during our conversations with them. Although no written assurances have been provided, our local operating partners have orally expressed their willingness to register with the SAIC in the event that the SAIC or the competent government authority determines that such registrations are required. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising, it will take SAIC as long as seven working days to review and approve an outdoor advertising registration after its acceptance of application filed by our local operating partner or direct investment entity. And if a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine up to RMB 30,000, confiscation of advertising fees and may be ordered to stop disseminating the advertisements. As a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect on our overall business.

If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.
     SARFT promulgated Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003 that became effective on January 1, 2004. This regulation is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than 20% of its total broadcasting time each day. On average, we sold 6.47 and 6.75 advertising minutes per broadcasting hour, which represented approximately 11% and 11% of total broadcasting time each day for the years ended December 31, 2009 and 2010, respectively. However, there is some uncertainty because as of December 31, 2010, there have been no SARFT actions, pronouncements of guidance or statements to the effect of determining that the regulation referenced above is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to regulate or restrict the advertising time digital television networks, nor have there been any plans for future action. In this sense, our future revenues could be significantly impacted by an enforcement action by SARFT for the above regulation on the mobile digital television industry. Our PRC counsel has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of the date hereof, SARFT has not indicated that this regulation shall apply to mobile digital television. In addition, all of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have orally confirmed that the foregoing restrictions on the total advertising time of a radio or television station or channel advertisements are not applicable to advertising on mobile digital television when we entered into media contracts with them. As a result, we believe that this regulation is not applicable to the mobile digital television industry. However, SARFT may determine that this regulation is applicable to the mobile digital television industry or promulgate new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks. Even though our PRC legal counsel has advised that under the relevant PRC laws and regulations, we are able to enforce these media contracts against our state-owned local operating partners and there is no limitation on the enforceability of these media contracts, if any of the foregoing regulatory enforcement actions occurs, the total advertising time on our network will be limited. As the annual increase of our media costs is already fixed under our media contracts and the contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the network of local operating partners is limited, a regulatory limitation on the number of advertising minutes would limit our potential revenues, while our media costs continue to increase. Our business, advertising service revenue and operating results could therefore be materially and adversely affected.
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
     Our company and its wholly owned subsidiary, Vision Best Limited, filed a summons with notice in the Supreme Court of the State of New York on December 27, 2010 against the selling shareholders of Digital Media Group. The summons and notice alleged that the selling shareholders of Digital Media Group engaged in an unlawful scheme to induce our company, through false, deceptive, and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group in 2010, and has received, or is scheduled to receive, ill-gotten gains from this unlawful scheme. In the summons and notice we further claimed for indemnification from the escrow fund that was established at the time of the purchase as a result of the selling shareholders’ breaches of representations and warranties contained in the merger agreement.
     According to the summons and notice, our company and Vision Best Limited are seeking relief including: a declaration that we are not obligated to pay further installments totaling US$60 million in consideration for the acquisition; a declaration that our company and Vision Best Limited are not obligated to pay any unpaid escrowed cash or shares into the escrow fund and ordering that such cash or shares be returned to our company and Vision Best Limited; restitution of all cash and stock wrongfully received by the defendants as a result of the unlawful scheme; compensatory damages from the selling shareholders of Digital Media Group in an amount to be determined at trial but not less than US$80 million; punitive damages from the selling shareholders of Digital Media Group in an amount to be determined at trial; and interest, attorneys’ fees and disbursements, costs, and other relief that the court deems just and proper.
     On February 25, 2011, a counter-suit was filed by some of the selling shareholders of Digital Media Group, or Former Digital Media Group Shareholders, against the lawsuit filed by our company on December 27, 2010. The complaint alleged that our company breached certain agreements related to the acquisition of Digital Media Group, by allegedly declining to make certain installment payments that the Former Digital Media Group Shareholders claim they were entitled to receive, and allegedly declining to take other actions to facilitate the transfer of our company’s stock that the Former Digital Media Group Shareholders are entitled to receive in connection with the acquisition of Digital Media Group. The Former Digital Media Group Shareholders were also seeking specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, permanent and preliminary injunctive relief and such other relief as the court deems just and proper.
     Also on February 25, 2011, the Former Digital Media Group Shareholders filed two motions against our company and Vision Best Limited along with their counter-suit. They submitted a motion for attachment, seeking an order of attachment in the amount of $30 million against our company and Vision Best Limited and directing us to transfer assets into the State of New York to satisfy a prospective judgment. They also filed a motion for a preliminary injunction to order our company and Vision Best Limited to remove the restrictive legend on certain our company’s stock received by the Former Digital Media Group Shareholders in connection with the acquisition, and to provide consents or authorizations required to convert our company’s stock that the Former Digital Media Group Shareholders are entitled to receive into American Depository Shares and make them freely tradable.
     We believe that the Former Digital Media Group Shareholders’ claims and related motions are without merit and intend to vigorously defend the claims and oppose the motions. Accordingly, no provision for loss contingencies was recorded in connection with the litigation with the Former Digital Media Group Shareholders in our consolidated financial statements. The motions were presented to the Supreme Court of the State of New York on March 15, 2011. No decision has been reached by court regarding the initial filing by our company and the counter-suit by the Former Digital Media Group Shareholders as of May 31, 2011.
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
     In October 2009, we entered into an agreement (which was amended and restated in November 2009) to acquire Digital Media Group, which was completed in January 2010. The total consideration of US$160 million (or US$167 million based on the fair value of the total consideration on the acquisition date in January 2010) is payable in three installments over two years in cash and shares. In November 2009, we deposited the initial installment of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan relating to our acquisition of Digital Media Group. The second installment of US$30 million will be paid on the first anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in the form of cash or shares at the option of the eligible former shareholders of Digital Media Group. The number of our ordinary shares representing the share consideration of the second installment shall be equal to the quotient of US$10 million divided by the higher of (A) 125% of US$7.0788 (the “Initial Conversion Price”) and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) two day prior to the payment date. The third installment of US$30 million will be paid on the second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible former shareholders of Digital Media Group. The number of our ordinary shares representing the share consideration of the third installment shall be equal to the quotient of US$10 million divided by the higher of (A) 150% of the Initial Conversion Price and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) one day prior to the payment date. The second and third installments totaling $60 million remain unpaid as of May 31, 2011 as a result of our lawsuit against the selling shareholders of Digital Media Group. Through this acquisition, we obtained exclusive agency rights for the mobile digital television networks in the subway trains and subway platforms in Nanjing and Shanghai and subway trains in Shenzhen. In addition, as part of the acquisition, we have obtained the exclusive agency rights for the digital display network in certain subway trains and platforms in Beijing (lines 1, 2, and 4), Tianjin, Chongqing and Hong Kong.
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
      Even though we believe that the regulation regarding registration with the SAIC for outdoor advertisements and the regulation issued by the SARFT restricting advertising time do not apply to us, substantially all of our revenues would be impacted if the SAIC or SARFT determine that such regulations apply to us and impose regulatory sanctions on us. For example, none of our local operating partners are currently registered with the SAIC, so substantially all of our revenues could be affected if the SAIC determines that registration was necessary and decides to take regulatory actions. While we currently sell approximately 11% of total broadcasting time each day, if the SARFT determines that the 20% regulatory limitation on the number of advertising minutes applies to us, our business and results of operations could be materially and adversely affected as it would limit our potential revenues, while our media costs would continue to increase. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry— If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.”
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
     In addition, as of December 31, 2009, our consolidated VIE in the PRC had undistributed earnings of $86 million to our wholly owned PRC subsidiaries. Under US GAAP, deferred tax liability should be accounted for in respect of the undistributed earnings of our financial interest in VIE affiliates and domestic subsidiaries. We believe it is more likely than not that there is no deferred tax liability resulting from the undistributed earnings because we have means available under the PRC tax law to recover the investment in our consolidated VIE tax free, including but not limited to the following series of transactions:
•	The provision of technical support service by our PRC wholly owned subsidiary to our consolidated VIE will cause an expense in the consolidated VIE, resulting in the majority of the undistributed earnings of the consolidated VIE being transferred to us without incurring any additional income tax expense on the basis that our PRC wholly owned subsidiary and the consolidated VIE are in the same tax jurisdiction and subject to the same income tax rate although such transaction may incur additional business tax expense to us. The price of the technical support service will be determined on an arm’s length basis.

•	We would ensure the significant existing contracts, including the exclusive agency agreements and the contracts for direct investment arrangements to be signed or renewed upon expiry of such contracts by our new VIE, so that all the operations in the existing consolidated VIE will be taken by the new VIE without resulting any capital gain subject to income taxes; and

•	We or our wholly owned PRC subsidiary will exercise the call option to acquire all the equity interests in the existing consolidated VIE from its shareholders after all the operations have been transferred to the new VIE. Without any continuing operations or substantial remaining undistributed earnings, the purchase price for the existing consolidated VIE will approximate its paid-in capital, in which case it is more likely than not no capital gain will be noted and thus no income tax expense will be incurred.
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
     The purchase price was comprised entirely of contingent consideration based on multiples ranging from 1.0 to 2.3 on the earnings of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010, contingent upon the collection of the relevant revenues of respective acquired businesses (the “Earn-out Consideration”). The earnings represents advertising service revenues generated by the acquired business as deducted by the relevant operating costs and expenses (including media costs, business taxes and surcharges, sales and marketing expenses, general and administrative expenses, allowance for doubtful accounts) incurred by the corresponding acquired businesses. The Earnout Consideration is assessed quarterly and to be settled on demand.
     Earn-out Consideration is accounted for as the purchase price of the acquired businesses when the contingency as stipulated in the acquisition agreements are resolved, that is when the relevant revenues of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010 are collected, by recording additional goodwill with a corresponding credit to consideration payable.
     Pursuant to the terms of the acquisition agreements, the Group paid initial deposits of $16.7 million in the year ended December 31, 2008. These initial deposits will be used to offset a portion of the additional consideration payable at the end of the earn-out period (see below for details on the additional consideration payable).
     The following table summarizes the methodology for calculations of Earn-out Consideration of the respective acquired businesses upon the relevant revenues are collected:

Acquired businesses	Methodology for calculation of Earn-out Consideration as set out in the acquisition agreements

Peak	Multiple of 2.23, 1.9 and 1.0 on the first RMB 40 million of, further RMB 75 million of and remaining earnings of Peak, respectively, for year ended December 31, 2008.

Multiple of 2.23, 1.9 and 1.0 on the first RMB 46 million of, further RMB 112.5 million of and remaining earnings of Peak, respectively, for year ended December 31, 2009.

Multiple of 2.23, 1.9 and 1.0 on the first RMB 52.9 million of, further RMB 135 million of and remaining earnings of Peak, respectively, for year ended December 31, 2010.

The total contingent consideration for Peak is capped at RMB350.0 million.

Aim	Multiple of 2.3, 1.9 and 1.0 on the first RMB 5 million of, further RMB 46.9 million of and remaining earnings of Aim, respectively, for year ended December 31, 2008.

Multiple of 2.3, 1.9 and 1.0 on the first RMB 7 million of, further RMB 53.6 million of and remaining earnings of Aim, respectively, for year ended December 31, 2009.

Multiple of 2.3, 1.9 and 1.0 on the first RMB 10 million of, further RMB 60.3 million of and remaining earnings of Aim, respectively, for year ended December 31, 2010.

The total contingent consideration for Aim is capped at RMB171.6 million.

Golden	Multiple of 2.1, 1.9 and 1.0 on the first RMB 12 million of, further RMB 30 million of and remaining earnings of Golden, respectively, for year ended December 31, 2008.

Multiple of 2.1, 1.9 and 1.0 on the first RMB 15 million of, further RMB 37.5 million of and remaining earnings of Golden, respectively, for year ended December 31, 2009.

Multiple of 2.1, 1.9 and 1.0 on the first RMB 20 million of, further RMB 45 million of and remaining earnings of Golden, respectively, for year ended December 31, 2010.

The total contingent consideration for Golden is capped at RMB118.5 million.

Goldwhite	Multiple of 2.29, 1.9 and 1.0 on the first RMB 20 million of, further RMB 30 million of and remaining earnings of Goldwhite, respectively, for year ended December 31, 2008.

Multiple of 2.29, 1.9 and 1.0 on the first RMB 23 million of, further RMB 37.5 million of and remaining earnings of Goldwhite, respectively, for year ended December 31, 2009.

Multiple of 2.29, 1.9 and 1.0 on the first RMB 26.45 million of, further RMB 45 million of and remaining earnings of Goldwhite, respectively, for year ended December 31, 2010.

The total contingent consideration for Goldwhite is capped at RMB 151.0 million.

Ahead	Multiple of 2.09, 1.9 and 1.0 on the first RMB 13 million of, further RMB 42.25 million of and remaining earnings of Ahead, respectively, for year ended December 31, 2008.

Multiple of 2.09, 1.9 and 1.0 on the first RMB 32.5 million of, further RMB 78 million of and remaining earnings of Ahead, respectively, for year ended December 31, 2009.

Multiple of 2.09, 1.9 and 1.0 on the first RMB 39 million of, further RMB 87.75 million of and remaining earnings of Ahead, respectively, for year ended December 31, 2010.

The total contingent consideration for Ahead is capped at RMB184.0 million.

Century	Multiple of 2.2, 1.9 and 1.0 on the first RMB 8 million of, further RMB 12 million of and remaining earnings of Century, respectively, for year ended December 31, 2008, 2009 and 2010.

Multiple of 2.2, 1.9 and 1.0 on the first RMB 12 million of, further RMB 16 million of and remaining earnings of Century, respectively, for year ended December 31, 2009.

Multiple of 2.2, 1.9 and 1.0 on the first RMB 15 million of, further RMB 20 million of and remaining earnings of Century, respectively, for year ended December 31, 2010.

The total contingent consideration for Century is capped at RMB63.9 million.
     The following table summarizes the maximum Earn-out Consideration for the years ended December 31, 2008 and 2009 if the relevant revenues of the acquired business in 2008 and 2009 are fully collected:

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
     We have paid US$64.2 million consideration in 2009 in relation to the 2008 earn-out as determined based on the net revenues of the acquired advertising agency businesses and the cash collected in respect to the net revenues generated by these businesses. The Earn-out Consideration is calculated based on multiples ranging from 1.0 to 2.3 on the earnings, as stipulated in the acquisition agreements, of each of the businesses acquired. Payment of the Earn-out Consideration is based on the percentage of revenues collected. Therefore, receivables recorded as of December 31, 2008 related to 2008 revenues that were subsequently collected in 2009 result in a liability for an additional portion of the 2008 Earn-out Consideration. For the 2009 Earn-out Consideration, because not all of the 2009 revenues were collected as of December 31, 2009, we recorded Earn-out consideration for 2009 revenues totaling $52.0 million based on the respective percentages of revenues collected by end of December 31, 2009 ranging from 41.2% to 100.0% for the six acquired businesses, and we expect additional Earn-out Consideration payable will be recorded in 2010 and 2011 as the receivables recorded as of December 31, 2009 related to the 2009 revenues are collected in 2010. The portion of the total Earn-out Consideration that will be offset against the deposit for acquisitions has been recorded as a long term liability because the right of offset will not exist until the Earn-out Consideration period is completed in June 2011.
     As of December 31, 2009, we recorded a current consideration payable of US$47.9 million and a non-current consideration payable of US$9.3 million, as determined based on the net revenues of the acquired advertising agency businesses and the cash collected in respect to the net revenues generated by these businesses as of December 31, 2009. As we expect to collect additional cash in respect of the net revenues generated by these advertising agency businesses in 2009, we may have to pay an additional consideration of US$23.2 million in the maximum for these businesses in 2010 and 2011 in relation to the 2009 earn-out consideration, which is not reflected in the financial statements included in this annual report. We expect to settle the consideration payable with our cash balance and expect the Earn-Out Consideration payable to be paid in full by end of fiscal year 2011.
     In October 2009, we entered into an agreement and plan of merger (which was amended and restated in November 2009) to acquire Digital Media Group through a merger of a subsidiary with and into Digital Media Group, which was completed in January 2010. Under the agreement and plan of merger, the total consideration of US$160 million which is a notional amount is payable in three installments over two years in cash and shares. In November 2009, we deposited cash in the amount of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, as the initial installment, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan and merger. Two subsequent installments of US$30 million each will be paid on the first and second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible former shareholders of Digital Media Group. Our preliminary valuation of the acquisition date fair value of the consideration transferred was approximately US$167 million, which was greater than the notional amount of US$160 million due to the fair value adjustments of consideration payable in the form of shares. We expect to settle the cash consideration payable with our cash balance. Although we have not paid any of the two subsequent installments totaling $60 million as a result of an ongoing lawsuit we filed against the selling shareholders of Digital Media Group in December 2010, we have sufficient cash on hand in the event that such payment is required by the Supreme Court, and therefore, we do not believe the lawsuit will have material adverse impact on our liquidity or capital resources.

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
     Our PRC legal counsel has advised that it is not stipulated or required in the PRC Property Rights Law whether an equity pledge made before the effectiveness of the PRC Property Rights Law on October 1, 2007 must be registered with the SAIC. Our equity pledge agreement was entered into on February 15, 2007, at which time equity pledges were governed by the then applicable PRC Company Law and PRC Guarantee Law. According to these two PRC laws and regulations, an equity pledge of a limited liability company does not require any registration with the SAIC or its local counterparty, and an equity pledge agreement becomes effective soon after the equity pledge is recorded or filed with a company’s Register of Shareholders. As of December 31, 2010, we, CDTC and VisionChina Media Group are not required by any government authorities to register with the SAIC, nor are they subject to any penalties or fines. Based on the foregoing, we believe we are not required by the PRC Property Rights Law to register the equity pledge with SAIC and that the equity pledge agreement is enforceable in a PRC court of law.

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

	Market Price Per ADS
	High	Low
Yearly:
2007 (since December 6)	9.80	7.63
2008	25.60	4.25
2009	12.27	4.80
2010	11.85	2.51
Quarterly:
2009
First quarter	7.80	5.06
Second quarter	8.18	4.80
Third quarter	8.15	5.21
Fourth quarter	12.27	7.04
2010
First quarter	11.85	4.61
Second quarter	5.04	2.51
Third quarter	4.70	2.90
Fourth quarter	5.10	3.41
Monthly:
2010
September	4.70	3.55
October	5.10	4.11
November	4.24	3.41
December	4.72	3.57
2011
January	4.83	4.30
February	4.99	4.28
March	4.38	3.75
April	4.49	3.87
May (through May 25)	4.68	3.91

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

Date: May 31, 2011

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