Form 20-F
period 2010-12-31
VISIONCHINA MEDIA INC.
filed 2011-06-30
CIK 1415911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
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
84,047,287 Common Shares
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
     In 2010, the local television stations with which we established our direct investment entities included: Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station, and Ningbo Broadcast and Television Group.
     In 2010, the local mobile digital television operating companies with which we entered into exclusive agency agreements included: Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Jilin Mobile Television Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beidou Xingkong Digital Television Media Co., Ltd., Hangzhou Guangdian Buses Mobile Multimedia Co., Ltd., Tianjin North Mobile Multimedia Television Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited, Shanghai Metro Television Company Limited, and Changsha Guangdian Digital Mobile Television Co., Ltd.
     From 2011, we terminated the exclusive agency agreement with the local mobile digital television operating company, Hangzhou Guangdian Buses Mobile Multimedia Co., Ltd., and we chose not to renew the exclusive agency agreement with the local operating mobile digital television company in Tianjin, Tianjin North Mobile Multimedia Television Co., Ltd.
     In 2010, the local mobile digital television operating companies from which we buy advertising time included Henan Cable China Mobile Television Company Limited and Haerbin China Mobile Television Company Limited.
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
     This annual report includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010.
     Our ADSs is listed on the Nasdaq Global Market under the symbol “VISN.”
Part I

Item 1.	Identity of Directors, Senior Management and Advisers
     Not Applicable.

Item 2.	Offer Statistics and Expected Timetable
     Not Applicable.

Item 3.	Key Information
A.      Selected Financial Data
     The following selected condensed consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the condensed consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our consolidated financial statements, which are included elsewhere in this annual report. The following selected condensed consolidated statement of operations data the years ended December 31, 2006 and 2007 and the condensed consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our consolidated financial statements, which are not included elsewhere in this annual report. You should read the selected condensed consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended
	December 31,
	2006	2007	2008	2009	2010
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data:
Revenues
Advertising service revenue	2,033,284	27,489,391	103,515,250	120,686,086	138,056,640
Advertising equipment revenue	1,839,598	1,896,200	565,392	—	—

Total revenues	3,872,882	29,385,591	104,080,642	120,686,086	138,056,640

Cost of revenues
Advertising service cost	(3,967,081)	(12,801,957)	(40,602,022)	(61,104,381)	(121,000,454)
Advertising equipment cost	(1,639,895)	(1,583,325)	(475,432)	—	—

Total cost of revenues	(5,606,976)	(14,385,282)	(41,077,454)	(61,104,381)	(121,000,454)

Gross (loss) profit	(1,734,094)	15,000,309	63,003,188	59,581,705	17,056,186
Operating expenses (1)	(2,067,291)	(5,098,576)	(20,126,107)	(32,046,119)	(183,535,813)
Government grant	125,953	—	—	538,085	—
Loss from equity method investees	(469,841)	(1,262,273)	(484,969)	(998,606)	(109,989)

Operating (loss) profit	(4,145,273)	8,639,460	42,392,112	27,075,065	(166,589,616)
Interest income	98,873	505,888	3,480,212	1,860,017	2,082,605
Interest expense	—	—	—	(109,590)	(4,952,239)
Government grant	—	—	672,515	—	—
Other expenses	(22,608)	(95,719)	(38,491)	(1,278)	—

Net (loss) income before income taxes	(4,069,008)	9,049,629	46,506,348	28,824,214	(169,459,250)
Income tax benefit (expense)	—	332,386	212,325	(2,348,254)	18,202,289

Net (loss) income	(4,069,008)	9,382,015	46,718,673	26,475,960	(151,256,961)
Net loss (income) attributable to noncontrolling interest (2)	—	11,343	91,277	127,043	(81,261)

Net (loss) income attributable to VisionChina Media Inc. shareholders	(4,069,008)	9,393,358	46,809,950	26,603,003	(151,338,222)
Deemed dividend on convertible redeemable preferred shares	1,583,333	6,625,262	—	—	—

Net (loss) income attributable to holders of common shares	(5,652,341)	2,768,096	46,809,950	26,603,003	(151,338,222)

Net (loss) income per common share:
Basic	(0.26)	0.11	0.67	0.37	(1.83)
Diluted	(0.26)	0.11	0.65	0.37	(1.83)
Weighted average number of shares used in computation of net (loss) income per share:
Basic	22,000,000	24,709,522	70,064,663	71,686,900	82,739,234
Diluted	22,000,000	25,771,702	72,404,916	72,676,438	82,739,234
Share-based compensation expenses during the related periods included in:
Cost of revenues	37,576	34,431	39,847	63,477	100,711
Selling and marketing expenses	5,374	135,722	1,163,623	3,698,329	432,632
General and administrative expenses	35,802	51,209	263,587	570,305	414,162

Note:

(1)	Included in operating expenses for the year ended December 31, 2010 was a non-cash impairment loss of US$145.7 million made against the intangible assets and goodwill relating to our acquisitions of three out of the six advertising agency businesses in 2008 and our acquisition of Digital Media Group in 2010. More details of such impairment loss can be found on page 65 “Item 5. Operating and financial review and prospects — A Operating results — Results of Operations — Year Ended December 31, 2010 Compared to Year Ended December 31, 2009”.

(2)	Noncontrolling interest for the years ended December 31, 2006, 2007 and 2008 has been reclassified in accordance with Financial Accounting Standard Board, or FASB, Accounting Standards Codification, or ASC, 810 “Consolidation”.

	As of December 31,
	2006	2007	2008	2009	2010
	(US$, except number of shares)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	5,215,693	131,139,659	163,248,286	68,834,087	67,211,336
Total assets	17,043,776	175,300,276	293,639,567	388,915,736	442,959,951
Total current liabilities	1,241,783	10,618,779	42,304,706	102,935,518	185,514,939
Series A convertible redeemable preferred shares	15,220,327	—	—	—	—
Common shares	2,200	6,839	7,182	7,214	8,490
Total VisionChina Media Inc. shareholders’ equity	581,666	164,028,819	245,073,014	272,981,356	214,785,004
Number of common shares issued and outstanding	22,000,000	68,386,838	71,819,442	72,140,684	84,894,888

Note:	Noncontrolling interest as of December 31, 2006, 2007 and 2008 has been reclassified in accordance with FASB ASC 810.

	As of December 31,
	2008	2009	2010
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	57,250	79,571	121,588
Direct investment cities	4,406	2,594	1,784

Total	61,656	82,165	123,372
Number of digital displays in our supplemental subway advertising platform	4,608	7,134	14,023

	For the Year Ended December 31,
	2008	2009	2010
Total hours of broadcasting(1)	119,170	138,164	195,366
Average revenue per hour(1)(2) (US$)	843	825	677
Average advertising minutes sold per hour	7.72	6.47	6.75

(1)	Includes all of the cities in our network and supplemental subway advertising platform.

(2)	We calculate average revenues per hour by dividing our advertising service revenue derived from our network and supplemental subway advertising platform by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.
Exchange Rate Information
     A number of RMB-denominated figures used in this annual report are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2010, which was RMB6.6000 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4737 to US$1.00 as of June 24, 2011.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
		(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7642	6.8330	6.6000
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6537	6.6906	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 24)	6.4737	6.4757	6.4830	6.4628

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness
     Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
     Not Applicable.

D.	Risk Factors
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
     For the period from April 8, 2005, the date we commenced operations, to December 31, 2005, in 2006 and 2010, we incurred a net loss of US$0.4 million, US$4.1 million and US$151.3 million, respectively. We pay media costs, the components of which are detailed in Item 5A “Operating Results — Cost of Revenues — Advertising Service Cost — Media Costs” on pages 56 and 57, to our local operating partners for operating our advertising business on buses and subways. These costs constitute a significant portion of our cost of revenues and accounted for approximately 29.7%, 41.4% and 70.8% of our total revenues in the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, in respect of the exclusive agency agreements for our bus platforms, nine are entered into with our direct investment entities and seven are entered into with independent local operating partners. In respect of the exclusive agency agreements for our subway platforms, one agreement was entered into with one of our direct investment entities and all other agreements were entered into with independent local operating partners across eight cities in the PRC. Our exclusive agency agreements typically have terms ranging from three to eight years, and do not contain any renewal provisions. Upon expiration of the exclusive agency agreements, we will discuss renewal of the agreements with our local operating partners, and the detailed terms of the new exclusive agency agreements will be negotiated at that time. The exclusive agency agreements cannot be terminated before expiration of the term unless agreed by both parties, and the party who initiates the early termination is subject to penalty at an amount specified in the respective agreement. Our media costs each year from these agreements is fixed and is determined upfront at the time when the contracts were signed. We negotiate each of our exclusive agency agreements with our local operating partners on a case-by-case basis and determine the amount of the media cost for each year under the agreement through the process of negotiation. All of our exclusive agency agreements contain escalation clauses to increase the media cost at pre-determined fixed amounts each year under the agreements, except for (i) two exclusive agency agreements that in aggregate accounted for less than 5% of our media cost and (ii) one exclusive agency agreement that has a fixed media cost for the first six years with an annual increase in the media cost beginning in the seventh year. However, our revenues may fluctuate significantly from period to period as a result of, among others, seasonality, customer loyalty, competition and changes in regulations. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations and result in a net loss in the period.
If we are required to impair our goodwill or other amortizable intangible assets, our financial condition and results of operations would be adversely affected.
     As of December 31, 2009, we had goodwill and amortizable intangible assets of US$120.5 million, arising from our acquisitions of six advertising agency businesses in 2008. In 2010, we further recorded goodwill of US$28.1 million as a result of contingent consideration resolved for our acquisitions of the six advertising agency businesses in 2008. Also, in January 2010, after we completed our acquisition of Digital Media Group Company Limited, or Digital Media Group, we recorded additional goodwill and intangible assets totaling US$180.6 million. In 2011, we expect to record additional goodwill in connection with our acquisitions of those six advertising agency businesses as a result of contingent consideration resolved. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of goodwill and our amortizable intangible assets may not be recoverable, such as a decline of growth in our industry, may have an adverse impact on the operating result of the acquired businesses. We evaluate the amounts of the goodwill and amortizable intangible assets for impairment based on the forecasts of financial performances of the acquired businesses which in turn are based on various assumptions. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Goodwill and Intangible Assets.” We recorded an impairment charge of US$89.1 million in the second quarter of 2010 against the goodwill and intangible assets in connection with three of the six agencies we acquired in 2008 due to significant decline in demand from certain key customers managed by these three agencies as a result of the change in relevant regulations in the PRC in 2010 (please see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on the Advertising Industry — Advertising content” on page 48 for the details of the Administrative Measures on Radio and Television Advertisement Broadcasting issued by the SARFT and effective on January 1, 2010). We further recorded an impairment charge of $56.6 million in the fourth quarter of 2010 against the goodwill and intangible assets arising from our acquisition of Digital Media Group due to the poorer than expected performance of the Digital Media Group reporting unit. In addition, we believed that there was false, deceptive and misleading information concerning Digital Media Group’s financial condition and performance provided by the former management and selling shareholders of Digital Media Group, and as a result, we launched a lawsuit against the selling shareholders of Digital Media Group in December 2010. As we have a limited operating history upon which we can use to forecast the financial performances of these acquired businesses, any further adverse change in the regulatory environment or the assumptions underlying the forecasts may result in additional impairment charges to be recorded in our consolidated statement of operations, which will cause a decrease in the net income attributable to our shareholders or an increase in the net loss attributable to our shareholders, and cause the carrying value of our goodwill and amortizable intangible assets to be reduced to the recoverable amounts.

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
     To date, our local mobile digital television operating partners in Shenzhen, Beijing, Zhengzhou, Guangzhou, Ningbo and Shenyang (i.e., Shenzhen Mobile Television Co., Ltd., Beijing Beiguang Media Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited, Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd. and Liaoning Beidou Xingkong Digital Television Media Co., Ltd.) have obtained SARFT approvals for operating mobile digital television networks in these cities. Our local mobile digital television operating partners in Changzhou and Dalian (i.e., Changzhou Television Station and Dalian Television Station) submitted their applications to SARFT after April 30, 2006. Our local mobile digital television operating partners in cities other than those mentioned above submitted applications to SARFT before April 30, 2006 as required under the March 2006 Notice, and none of the applications has been rejected by SARFT as of the date hereof. In aggregate, approximately 44% of our revenues in 2010 were attributable to the cities where our local operating partners have not obtained the SARFT approvals.
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
     Our ability to generate revenues from advertising sales depends largely upon our ability to air advertisements on large mobile digital television networks on mass transportation systems in cities. This, in turn, requires that we develop and maintain business relationships with local television stations, local mobile digital television companies, local governments, and mass transportation services through which we obtain programming, broadcasting and space for our mobile digital television advertising networks. As of December 31, 2010, we provided advertising services through our network and supplemental subway advertising platform with approximately 137,395 digital displays in 23 cities in China. We have entered into exclusive advertising agency arrangements in 20 cities and direct investment arrangements in 12 cities in China. Also, as of May 31, 2011, our mobile digital television advertising network and supplemental subway advertising platform covered 21 cities in China. We cannot assure you that we can maintain these relationships on satisfactory terms, or at all. Our local operating partners may unilaterally terminate our agreements with them before the expiration of these agreements if there are events of force majeure or if we have breached the agreements. For example, our agreement with our local operating partner in Beijing requires us to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner in Beijing and the local bus company in Beijing. If we fail to perform our contractual obligations, we will be in breach of our agreement and our local operating partner may unilaterally terminate our agreement. If we fail to maintain relationships with our local operating partners, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.
We do not completely control the operations of our direct investment entities; any dispute with the local television stations could harm our business.
     We operate in 11 cities through direct investment entities formed with the local television stations. PRC law provides that the television stations or entities controlled by them must own no less than 51% of the equity interests in any mobile digital television operating company. We own a 49% equity interest in those direct investment entities, except the direct investment entity in Shenzhen in which we own a 25% equity interest and the direct investment entity in Wuxi in which we own a 14% equity interest. Eight out of 11 of our direct investment agreements provide that we have the right to appoint the general manager of the direct investment entity, who will be in charge of the day-to- day operations of the direct investment entity. The right to appoint the general manager is subject to confirmation by the direct investment entity. Our local operating partners, the local television stations including Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station and Ningbo Broadcast and Television Group, control the broadcasting and are responsible for compliance matters. We cannot assure you that disputes will not arise between us and our local operating partners, and that any such disputes will be resolved in our favor. Further, our interests and the interests of our local operating partners may be different. In some cases, we may have to rely on court proceedings to resolve the disputes between us and our local operating partners. Any litigation will divert our resources and may result in a judgment against us. If any dispute between us and our local operating partners arises, our business operations could be harmed, and our financial condition and results of operations could be materially and adversely affected.

Our failure or our local operating partners’ failure to maintain existing relationships or develop new relationships with local bus companies or subway companies would harm our business and prospects.
     In most of the cities where we operate, our business relationships with local bus companies or other selected operations are secured and provided by our local operating partners or our direct investment entities. Our operations on the supplemental subway advertising platform in Guangzhou, Beijing, Tianjin, Changqing, Nanjing, Hong Kong and Shenzhen are secured by our agreements with the subway companies in these seven cities, respectively. However, we cannot assure you that we and our local operating partners can maintain these relationships with the local bus companies or subway companies on satisfactory terms, or at all, or that the local bus companies or subway companies will not terminate these relationships before their expiration. If we or our local operating partners fail to maintain these relationships, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.
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
     Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has issued a notice to require some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. Our PRC counsel advises that while SARFT has promulgated the foregoing timeline for conversion to the National Standard, as of December 31, 2010 SARFT has not assessed any fines or penalties related to non-compliance with the National Standard. As of May 31, 2011, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 11 cities (Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beidou Xingkong Digital Television Media Co., Ltd., Tianjin North Mobile Multimedia Television Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited, and Haerbin China Mobile Television Company Limited) have been converted to the National Standard, but those in another nine cities (Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Shanghai Metro Television Company Limited, Changsha Guangdian Digital Mobile Television Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) have not yet completed the conversion and do not meet the requirements of the National Standard. As of May 31, 2011, our local operating partners in the nine cities have not begun the conversion process, and we and our local operating partners estimate that the conversion process will take no more than two years to complete once the conversion process begins. The actual amount of time required for the conversion process in any given city depends on a number of factors, including the size of the mobile digital television network in that city, the equipment currently used, the resources available for the conversion and the schedule for replacing the equipment. Our direct investment entities (Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) and our local operating partners (Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Shanghai Metro Television Company Limited, Nanjing Guangdian Mobile Television Development Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd. and Shanxi Dazhong Mobile Television Co., Ltd.) will be required to spend significant capital and other resources, including on new equipment, to convert their digital television broadcasting infrastructure to the National Standard. Two of our local operating partners, Shenzhen Mobile Television Co., Ltd. and Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., advised us the conversion process would start in second half of 2011. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in five of the nine remaining cities. The total cost of converting the equipment to the National Standard in these five cities (Beijing, Guangzhou, Nanjing, Changchun and Zhengzhou) is not expected to exceed RMB13 million. However, we and our local operating partners have not yet determined the allocation of the conversion expenses for all the nine remaining cities. Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.
In certain cities, we may be required to obtain approvals in order to continue including non-advertising content in our programs that are transmitted through closed circuit networks. If we are unable to continue to include non-advertising content in our programs, our business and prospects could be adversely affected.
     On December 6, 2007, the SARFT, issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. Under the SARFT Circular, the display of audio-video programs, such as television news, films and television shows, sports, technology and entertainment, through public audio-video systems located in outdoor public systems, including automobiles, airports and bus and train stations, must be approved by the SARFT. While the SARFT Circular is not applicable to audio-video transmitted through digital broadcast technology, it is applicable to audio-video transmitted through closed circuit networks. As a result, we may be required to obtain approvals for certain of our supplemental subway advertising operations. These supplemental subway advertising operations transmit programming through closed video networks rather than digital broadcast technology and include Beijing (Line 4), Tianjin, Shenzhen (Lines 1, 2, 4 and 5), Nanjing (Line 2 and the southern extended line for Line 1) and Chongqing.

     We intend to obtain the required approvals for our non-advertising content for the programming in these operations. However, the relevant government authority in China has not promulgated any implementation rules on the procedure for applying for the requisite approvals. We cannot assure you that we will obtain such approvals as required by the SARFT Circular in a timely manner or at all. If we do not obtain the requisite approvals, we may be required to eliminate part or all of the non-advertising content from programming transmitted through closed circuit networks on our supplemental subway platforms. As a result, we may not be able to capture the attention of our target audience due to the lack of non-advertising content, which could make our advertising network on these supplemental subway platforms less attractive, and consequently have an adverse effect on our business and prospects.
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
     As is customary in the advertising industry in China, we generally do not have exclusive or long-term agreements with our advertising clients. A majority of our agreements with our advertising clients have a term of less than a year. As a result, we must rely on high-quality services, industry reputation, our network size and coverage and favorable pricing to attract and retain advertising clients. There is no assurance, however, that we will be able to maintain our relationships with current and/or future clients. In particular, we derive a substantial percentage of our revenues from a small number of advertising clients. For example, our top ten advertising clients in the aggregate accounted for 30.4% of our total revenues for the year ended December 31, 2010. These and our other advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. We have lost client accounts in the past and may lose client accounts in the future. If a substantial number of our advertising clients choose not to continue to purchase advertising time from us, we would be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected.
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
     Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates the largest mobile digital television advertising network using broadcasting technology. As a result, we face barriers- to-entry to expand our network on the bus platform in Shanghai. In addition, we will face barriers-to-entry as we attempt to expand our out-of- home advertising network to different media platforms, such as in-building displays or large outdoor LED displays, because other companies have already signed exclusive placement agreements to secure the most desirable locations.
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
     A substantial majority of our revenues are currently generated from our operations in the four major cities in China: Beijing, Shanghai, Guangzhou and Shenzhen. Our revenues in Beijing, Guangzhou and Shenzhen in the aggregate accounted for 63.1% and 62.9% of our total advertising service revenue in 2008, and 2009, respectively. Following the completion of our acquisition of Digital Media Group, we expanded our network to the subway platform in Shanghai and additional subway lines in Beijing and Shenzhen, and these four major cities in the aggregate accounted for 65.8% of our total advertising service revenue in 2010. We expect to generate a substantial portion of our revenues from these four cities in the future. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or changes in advertising preferences, our mobile digital television network, our supplemental subway advertising platform and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with the local operating partners in these cities (i.e., Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd., and Shanghai Metro Television Company Limited), our business, financial condition and results of operations would be materially and adversely affected.
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
     In particular, we depend on our sales and marketing team to sell advertising time. We market our advertising services directly to advertisers, as well as to advertising agencies. As of March 31, 2011, we had 548 dedicated sales and marketing personnel and seven consultants to support our sales and marketing efforts. We depend on our sales staff to market our services to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff as our business continues to grow. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel, our sales and marketing efforts may be materially impaired and our business, financial condition and results of operations could be materially and adversely affected.
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

     Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for such acquisition candidate on commercially reasonable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of our time and resources and may potentially disrupt our existing business. Furthermore, we cannot assure you that we will be able to successfully integrate our acquisitions into our operations or that the expected synergies from future acquisitions will actually materialize. For example, in connection with the integration of our acquisition of Digital Media Group, we may desire to replace the current shareholders of Beijing Eastlong Advertising Co., Ltd., or Beijing Eastlong Advertising, the consolidated affiliated entity of Digital Media Group, with employees of ours. However, the replacement of the current shareholders of Beijing Eastlong Advertising will require us to obtain the consent of the counterparty to exclusive agency arrangement for the Shanghai subway, and there can be no assurance that we would be able to obtain such consent in a timely manner or at all. In addition, acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. For example, in connection with several acquisitions of advertising agency businesses completed by us in China in 2008, we are required to pay additional consideration if the acquired businesses meet specified performance targets in future years. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” on page 69 for more details regarding the calculation of such additional consideration based on performance targets. These acquisitions may result in significant future payments by us, although the long-term future performance of these acquired businesses is not certain. In addition, among the total consideration of US$160 million for our acquisition of Digital Media Group, US$60 million will be paid in cash or shares on the first and second anniversaries of the acquisition. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” on page 69 for more details. Future acquisitions may also expose us to potential risks, including risks associated with:
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
     The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our fixed assets, including our equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China except for insurance on some company owned vehicles. Any uninsured occurrence of loss or damage to fixed assets, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
     Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company for 2010, and we do not expect to be a PFIC in 2011 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.
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
     The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2011 or any future taxable year. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Consequences.”
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

     Since the inception of our business operations, we were not involved in any litigation that had judgments against us or materially disrupted our business. In addition, regarding the litigation between our company and the selling shareholders of Digital Media Group, although no decision was reached by the court up to June 30, 2011, we believe that the Former Digital Media Group Shareholders’ claims and related motions are without merit and we intend to vigorously defend the claims and oppose the motions, and accordingly, no provision for loss contingencies was recorded in our consolidated financial statements. However, there can be no assurance that we will be successful in defending against any claims in the future. The damages, costs, expenses and attorneys’ fees arising from any future claims against us could have an adverse effect on our business, results of operations, financial condition and prospects. In addition, our reputation may be negatively affected by these or any future allegations. Our litigation with the selling shareholders of Digital Media Group is detailed in “Item 3. Key information— D. Risk Factors — Risks Related to Our Corporate Structure — The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us.” on page 23.
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
We rely on contractual arrangements with our consolidated affiliated entities in China, and their equity holders, which may not be as effective in providing us with operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.
     We have in the past relied, and will continue in the future to rely, on contractual arrangements with VisionChina Media Group, one of our consolidated affiliated entities in China, and its shareholders to operate our advertising business. In January 2010, we completed our acquisition of Digital Media Group, which operated, and will continue to operate, its advertising business through contractual arrangements with Beijing Eastlong Advertising and its equity holders.
     These contractual arrangements may not be as effective as ownership of controlling equity interest would be in providing us with control over, or enabling us to derive economic benefits from the operations of, our consolidated affiliated entities and their subsidiaries. If we had direct ownership of our consolidated affiliated entities and their subsidiaries, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of our consolidated affiliated entities and their subsidiaries by causing our consolidated affiliated entities and their subsidiaries to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if our consolidated affiliated entities and their subsidiaries or any of their respective equity holders fails to perform their, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if equity holders of VisionChina Media Group were to refuse to transfer their equity interests in VisionChina Media Group to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.
     We expect to continue to depend upon our contractual arrangements with our consolidated affiliated entities and their subsidiaries and their equity holders to operate our advertising business in China due to the PRC regulatory restrictions on foreign investments in our industry. If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) our consolidated affiliated entities or their subsidiaries terminate these contractual arrangements or (iii) our consolidated affiliated entities or their subsidiaries fail to perform their obligations under these contractual arrangements, we would not be able to continue our business operations in China or to derive economic benefits from operations of our consolidated affiliated entities or their subsidiaries, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate advertising businesses in China.
     In addition, through an Equity Pledge Agreement, our consolidated entities encumber all or part of their assets with liens. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —Agreements that Provide Us Effective Control over VisionChina Media Group and its Subsidiaries.” If our consolidated affiliated entities or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could severely disrupt our business and cause grave damaging effects on our financial condition and results of operations. If one of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of that consolidated affiliated entity, thereby hindering our ability to operate our business or derive economic benefits from that consolidated affiliated entity and its subsidiaries, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.
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
If VisionChina Media Group or Beijing Eastlong Advertising fails to honor its obligations under the contractual arrangements with us, our advertising business may be severely and adversely affected.
     Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, we invest in ventures with local television stations and provide advertising services on our out-of-home digital television networks in the PRC through VisionChina Media Group and Beijing Eastlong Advertising, both PRC legal entities. VisionChina Media Group was established by our co-founders, and Beijing Eastlong Advertising was established by Haifeng Wang and Qiujun Men. The paid-in capital of VisionChina Media Group was funded by us or CDTC through a loan extended to the co-founders. CDTC has entered into certain exclusive agreements with VisionChina Media Group, which obligate us to absorb a majority of the risk of loss from VisionChina Media Group’s activities and entitle us to receive a majority of its residual returns. In addition, we, through CDTC, has entered into certain agreements with the two individuals, including a loan agreement for the paid-in capital of VisionChina Media Group described above, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. As provided by these agreements, all raised disputes are subject to PRC court proceedings. Similarly, the paid-in capital of Beijing Eastlong Advertising was funded by Beijing Eastlong Technology, which became our wholly owned subsidiary subsequent to our acquisition of Digital Media Group in 2010, through loans extended to its equity holders. Beijing Eastlong Technology Development Co., Ltd., or Beijing Eastlong Technology has entered into certain exclusive agreements with Beijing Eastlong Advertising, which obligate us to absorb a majority of the risk of loss from Beijing Eastlong Advertising’s activities and entitle us to receive a majority of its residual returns. In addition, Beijing Eastlong Technology, has entered into certain agreements with the two individual equity holders, including a loan agreement for the paid-in capital of Beijing Eastlong Advertising described above and an option agreement to acquire the equity interest in Beijing Eastlong Advertising when permitted by the PRC laws. As provided by these agreements, all raised disputes are subject to PRC court proceedings. The major difference between binding arbitration and court proceedings in the PRC is that PRC arbitration judgments are binding, enforceable and may not be appealed, whereas the PRC court judgments are subject to appeal to the People’s Court of Appeal. According to the Civil Procedure Laws of the PRC, each party to a dispute in its first trial is entitled to appeal within the statutory time limit, and the court shall hear all appeals once the case is filed in the second instance. Before the appeal is heard, the people’s court of the first trial shall serve copies of the appeal petition on the respondent within five days of receiving an appeal petition, and the respondent shall submit its defense in writing within 15 days of receiving such copies of the appeal petition. Failure by the respondent to submit a defense shall not prevent the case from being tried by the people’s court. In trying an appealed case against a judgment, the people’s court shall make a final judgment within three months of the case being filed in the second instance; in trying an appealed case against an order, the people’s court shall make a final order within 30 days of the case being filed in the second instance. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a detailed description of these contractual arrangements.
     Based on these contractual arrangements, we believe that VisionChina Media Group and Beijing Eastlong Advertising should be each considered as a variable interest entity, or VIE, under Financial Accounting Standards Board, Accounting Standards Codification 810, Consolidation, because the equity investors in VisionChina Media Group and Beijing Eastlong Advertising do not have the characteristics of a controlling financial interest and we, through CDTC and Beijing Eastlong Technology, are the primary beneficiary of VisionChina Media Group and Beijing Eastlong Advertising. We and CDTC hold all the variable interests of VisionChina Media Group, and we and CDTC have been determined to be the most closely associated with VisionChina Media Group. We and Beijing Eastlong Technology hold all the variable interests of Beijing Eastlong Advertising, and we and Beijing Eastlong Technology have been determined to be the most closely associated with Beijing Eastlong Advertising. Therefore, we are the primary beneficiary of both VisionChina Media Group and Beijing Eastlong Advertising. Accordingly, we consolidate VisionChina Media Group and Beijing Eastlong Advertising.
     These contractual arrangements enable us to exercise effective control over VisionChina Media Group and its subsidiaries and receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries for a remaining period of 21 years. If VisionChina Media Group fails to comply with its obligation under the foregoing contractual arrangement, such non-performance may have adverse effect on our financial condition and results of operations. Further, the contractual arrangements enable us to exercise effective control over Beijing Eastlong Advertising and its subsidiaries and receive substantially all of the economic benefits of Beijing Eastlong Advertising and its subsidiaries for a remaining period of five years. If Beijing Eastlong Advertising fails to comply with its obligation under the foregoing contractual arrangement, such non-performance may have adverse effect on our financial condition and results of operations.

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
     We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the applicable consolidated affiliated entity to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control that consolidated entity and receive economic benefits from it. If we cannot resolve any conflicts of interest or disputes between us and the equity holders of our consolidated affiliated entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.
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
     We believe that the Former Digital Media Group Shareholders’ claims and related motions are without merit and intend to vigorously defend the claims and oppose the motions. Accordingly, no provision for loss contingencies was recorded in connection with the litigation with the Former Digital Media Group Shareholders in our consolidated financial statements. The motions were presented to the Supreme Court of the State of New York on May 25, 2011. No decision has been reached by court regarding the initial filing by our company and the counter suit by the Former Digital Media Group Shareholders as of June 30, 2011.
Our contractual arrangements with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.
     Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. Neither we nor our PRC counsel are able to determine whether any of these transactions will be regarded by the PRC tax authorities as arm’s length transactions because, based on our knowledge, the PRC tax authorities have not issued a ruling or interpretation in respect of the type of transaction structure similar to ours. The relevant tax authorities may determine that our contractual relationships with our consolidated affiliate entities and their equity holders were not entered into on an arm’s length basis. If any of the transactions between one of our wholly owned subsidiaries in China and a consolidated affiliated entity, and its equity holders, including our contractual relationships with that consolidated affiliated entity, are determined not to have been entered into on an arm’s length basis, or are found to result in an impermissible reduction in taxes under PRC law, the PRC tax authorities may adjust the profits and losses of that consolidated affiliated entity and assess more taxes on it. In addition, the PRC tax authorities may impose late payment surcharges and other penalties to that consolidated affiliated entity for underpaid taxes. Our operating results may be materially and adversely affected if the tax liabilities of a consolidated affiliated entity increase or if it is found to be subject to late payment surcharges or other penalties.

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
     Historically, our PRC wholly owned subsidiaries, CDTC and Beijing Eastlong Technology did not pay dividends to us from its accumulated profits. Our management believes that it will be able to pay dividends to us from CDTC and Beijing Eastlong Technology, but our management does not have any present plan for receiving dividends from our PRC operating subsidiaries including CDTC and Beijing Eastlong Technology. Currently we plan to use all our retained profits in our PRC subsidiaries and consolidated affiliates, including CDTC and Beijing Eastlong Technology, to reinvest for our future business expansion.
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
     As an offshore holding company of our PRC operating subsidiary and consolidated affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated affiliated entities in China are subject to PRC regulations and approvals. For example:
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
     To comply with PRC laws, rules and regulations relating to foreign ownership restrictions in the advertising business, we currently conduct our operations in China through contractual arrangements with our consolidated affiliated entities and their equity holders. As part of these arrangements, VisionChina Media Group, Beijing Eastlong Advertising and their subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated affiliated entities or any of their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.
Governmental control of currency conversion may affect the value of your investment.
     The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our future cash requirements will be primarily satisfied by dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. In addition, foreign currencies received under current account items can be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business by complying with relevant regulations. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Similarly, approval from SAFE or its local branch is required if foreign currencies received in respect of capital account items is to be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
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
     Before the EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zones in the PRC, CDTC and VisionChina Media Group were allowed to enjoy a preferential tax rate of 15%. In addition, VisionChina Media Group has been recognized as a “culture enterprise” and thus its headquarters are entitled to full exemption from enterprise income tax from 2005 to 2008. The PRC Ministry of Finance and State Administration of Taxation issued a circular “Notice on preferential tax treatment of enterprise income tax” in February 2008. The circular stipulates that a newly established “culture enterprise” could enjoy the corporate income tax exemption treatment which has been approved by the authorities until the end of its tax holiday. VisionChina Media Group obtained the tax exemption approval certificate for year 2008. VisionChina Media Group’s sales branches located in various cities in the PRC are subject to enterprise income tax at standard rate. While this preferential tax exemption for VisionChina Media Group ended after 2008, in November 2008, VisionChina Media Group was recognized as “new and high technology enterprises strongly supported by the state” and is entitled to a preferential tax rate of 15% for 2009 and 2010. VisionChina Media Group is currently applying to be a state-encouraged high-new technology enterprise in 2011, 2012 and 2013 for a preferential tax rate of 15% in these three years. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the years of 2010, 2011 and 2012, respectively. Furthermore, one of our operating subsidiaries in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009 and reduced tax rate of 7.5% in each of the years of 2010, 2011 and 2012. However, we cannot assure you that our PRC operating subsidiary and consolidated affiliated entities will continue to receive preferential tax treatments in the future. Any further legislative changes to the tax laws and or regulations could in future years by applicable authorities and become subject our PRC operating subsidiary and consolidated affiliated entities to increased income tax rates. Any increase in the enterprise income tax rate applicable to our operating subsidiary and consolidated affiliated entities in the PRC would decrease our net income and materially and adversely affect our financial condition and results of operations.
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
     The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.
     Also, on April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa [2009] No. 82, Notice on the Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the Place of Effective Management Criteria , or Circular 82, with retrospective effect from 1 January 2008. According to Circular 82, any enterprise established under the law of a country or region other than the PRC but whose main investor is a PRC enterprise or Group shall be recognized as a resident enterprise for PRC tax purposes if all the following criteria are met: (i) the senior executives responsible for its daily production or business operations and the place where such responsibilities are carried out are mainly located in China; (ii) decisions about its finances (such as borrowing, lending, financing and managing financial risk) and human resources (such as staff recruitment, termination, and remuneration policies) are made or approved by organizations or individuals located in China; (iii) its major properties, accounting books and records, company seal, board minutes and resolutions, shareholders’ meeting minutes, etc. are kept in China; and (iv) 50% or more of its voting directors or its senior executives habitually reside in China. The principle of “substance over form” applies when determining the place of effective management. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue
     Our board of directors holds regular meetings and makes most of the significant operational, investment and financing decisions outside of the PRC. In addition, our senior management spends a significant amount of time outside of the PRC developing and managing investor relations. As such, we believe that the de facto management body of the Company is located outside of the PRC, and, accordingly, we believe the risk of being recognized as a PRC resident enterprise under the EIT Law is low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our results of operations.
     For the year ended December 31, 2008, 2009 and 2010, our legal entities organized outside of the PRC incurred losses. Therefore, even if our legal entities organized outside of the PRC are treated as PRC residents for purpose of the new EIT law, our management believes there was no material impact on our results of operations.
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
     Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we had 84,894,888 common shares outstanding, including 64,005,166 common shares represented by 64,005,166 ADSs. Sales of our common shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs.

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
     In August 2008, we completed a follow-on public offering, in which we sold 1,150,000 newly issued common shares, in the form of ADSs, at a price of US$16.00 per ADS and received gross proceeds of US$17.6 million from this follow-on offering.
     In July 2010, following a definitive agreement entered into between our company and our certain existing shareholders and employees dated June 25, 2010, we issued an aggregate of 4,006,474 common shares at a subscription price of US$3.22 per share, equivalent to US$3.22 per ADS, to these shareholders and employees. We received net proceeds of US$12.9 million from this share issuance transaction.
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
     Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group and Beijing Eastlong Advertising. While we do not have any equity interests in the operating entities in China, our relationships with VisionChina Media Group, Beijing Eastlong Advertising and their respective equity holders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from both VisionChina Media Group and Beijing Eastlong Advertising (for the contractual arrangements See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries” on pages 84 and 85. Accordingly, we treat VisionChina Media Group and Beijing Eastlong Advertising as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. All our revenues are derived from VisionChina Media Group for the years ended December 31, 2008 and 2009. After we completed the acquisition of Digital Media Group in January 2010, Beijing Eastlong Advertising became our consolidated variable interest entity, and all our revenues for the year ended December 31, 2010 are derived from VisionChina Media Group and Beijing Eastlong Advertising
     Other than the above contractual arrangements, our company or CDTC does not have any business relationships with the equity holders of VisionChina Media Group, and our company or Beijing Esatlong Technology does not have any business relationships with the equity holders of Beijing Eastlong Advertising.
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

     We had capital expenditures of US$3.6 million for the year ended December 31, 2010, US$1.6 million for the year ended December 31, 2009, and US$5.0 million for the year ended December 31, 2008. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and to upgrade our accounting software and systems. The digital television displays we acquired have an estimated useful life of 5 years. As of December 31, 2010, the estimated average remaining useful life of our digital television displays is approximately 2 years. We believe our existing digital television displays, with cost value of US$19.0 million as of December 31, 2010, will not become technologically obsolete before the end of their respective useful lives. Therefore we do not expect significant capital expenditure for replacement of digital television displays in 2011. Our capital expenditures are primarily funded by net cash provided by our operating activities for the years ended December 31, 2008 and 2009, and by proceeds from issuance of our common shares and proceeds from bank loans for the year ended December 31, 2010. We expect our capital expenditures in 2011 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.
     In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.
B.	Business Overview
     Overview
     We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through our consolidated affiliated entities. Our relationships with our consolidated affiliated entities and their shareholders are governed by a series of contractual arrangements that allow us to effectively control, and derive substantially all of the economic benefits from, our consolidated affiliated entities. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and in subway trains and subway platforms that receive mobile digital television broadcasts of real-time content and advertising. We also operate various closed-circuit advertising digital displays in certain subway platforms and subway trains in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin and in subway trains in Hong Kong. As of December 31, 2010, our network and supplemental subway advertising platform covered 23 cities in China and consisted of approximately 137,395 digital displays. As of May 31, 2011, our mobile digital television advertising network and supplemental subway advertising platform covered 21 cities in China. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements pursuant to the demands of our clients. According to the public announcements released by subway companies and local governments, we expect there will be 69 new subway lines commencing operation in 24 cities throughout the PRC during 2010 to 2014.
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
     As of December 31, 2010, we use the following business models for our advertising operations in China:
•	Exclusive agency model refers to our arrangements, with terms ranging up to 12 years, in 20 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Dalian, Guangzhou, Hangzhou, Hong Kong, Nanjing, Ningbo, Shanghai , Shenyang, Shenzhen, Suzhou, Taiyuan, Tianjin, Wuhan, Wuxi and Xiamen. We have entered into an exclusive advertising agency agreement with the partner local mobile digital television company or local subway authority in each city that typically gives us the exclusive right to sell all of the advertising time on our local partner’s mobile digital television network located on buses or subways. Our exclusive agency arrangements in Changzhou, Suzhou, Wuxi and Xiamen that gives us the exclusive right to sell a portion of the advertising time that does not include sales of advertising time to local advertisers within each respective city. For our supplemental subway advertising operations, we have also entered into an exclusive advertising agency agreement with the partner subway authority or partner local mobile digital television company in subway trains and platforms in Beijing, Guangzhou, Nanjing, Shenzhen and Tianjin and in subway trains in Hong Kong.

•	Direct investment model refers to our arrangements in 12 cities, among which we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a minority equity interest in 11 cities, and we and a partner local subway authority have formed a jointly-owned mobile digital television operating company in which we hold a controlling interest in 1 city, i.e., Chongqing. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this annual report. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In the majority of our direct investment cities, such as Changchun, Changzhou, Chengdu, Dalian, Ningbo, Shenzhen, Suzhou, Wuhan and Wuxi, we have also entered into an exclusive agency agreement with our direct investment entity to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time at commercial prices from our direct investment entities and resell them to our advertising clients.

•	Outreach agency model refers to our operations in other cities where we purchase advertising time from an existing mobile digital television company or other advertising service providers outside of our network, either directly or through an agent at the request of our clients. This model works in conjunction with our network arrangements to extend the reach of our advertising operations to cover substantially all of the major advertising markets in China.
     Through December 31, 2010, 2,021 advertisers had purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an advertising agent. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent. Our top three brand name advertisers, Sanjing, Amway and Ruinian International in aggregate accounted for approximately 12.0% of our advertising service revenue for the year ended December 31, 2010. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network. We generated total revenues of US$138.1 million in 2010, US$120.7 million in 2009 and US$104.1 million in 2008, respectively. We incurred net loss attributable to our shareholders of US$151.3 million in 2010, which was primarily due to non-cash impairment charges totaling $145.7 million we recorded in 2010 as a result of the write-off of goodwill and intangible assets in connection with three out of six advertising agency businesses we acquired in 2008 and our acquisition of Digital Media Group in January 2010. We achieved a net income attributable to our shareholders of US$26.6 million in 2009 and US$46.8 million in 2008, respectively.

Our Advertising Network
     As of May 31, 2011, our network and supplemental subway advertising platform covered 21 cities in China. The following map and tables illustrate the geographic scope of our mobile digital television advertising network and supplemental subway advertising platform as of May 31, 2011:

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency	Direct Investment
Beijing (bus)	✓
Beijing (seven subway lines)(1)	✓
Changchun	✓	✓
Changsha(2)	✓
Changzhou(3)	✓	✓
Chengdu	✓	✓
Dalian	✓	✓
Guangzhou	✓

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency	Direct Investment
Nanjing	✓
Nanjing (subway Line 1)(4)	✓
Ningbo	✓	✓
Shanghai (subway)(5)	✓
Shenyang	✓
Shenzhen	✓	✓
Shenzhen (subway train in Line 1)(6)	✓	✓
Suzhou(7)	✓	✓
Taiyuan	✓
Wuhan	✓	✓
Wuxi(8)	✓	✓
Xiamen(9)	✓
Zhengzhou		✓

(1)	Our exclusive agency arrangement in the Beijing subway gives us the exclusive right to sell all the advertising time on the mobile digital television network in seven lines of the Beijing subway (Line 1,Line 2, Line 5, Line 10, Line 13, the Batong Line and the Olympic Line) from August 1, 2010 to July 31, 2015.

(2)	Our exclusive agency agreement in Changsha gives us the exclusive rights to sell all the advertising time on Changsha’s mobile digital television network from January 1, 2010 to December 31, 2012.

(3)	Our exclusive agency arrangement in Changzhou gives us the exclusive right to sell a portion of the advertising time on Changzhou’s mobile digital television network to advertisers excluding those from Changzhou from January 1, 2010 to March 18, 2017.

(4)	Our exclusive agency arrangement in the Nanjing subway Line 1, which was acquired through our acquisition of Digital Media Group, gives us the exclusive right to sell all of the advertising time on the mobile digital television network in Line 1 of the Nanjing subway from January 2, 2010 to August 31, 2013.

(5)	Our exclusive agency arrangement in the Shanghai subway, which was acquired through our acquisition of Digital Media Group, gives us the exclusive right to sell all of the advertising time on the mobile digital television network in 13 lines of the Shanghai subway from January 2, 2010 to December 31, 2013.

(6)	Our exclusive agency arrangement in Shenzhen for subway trains in Line 1, which was acquired through our acquisition of Digital Media Group, gives us the exclusive right to sell all of the advertising time on the mobile digital television network in Line 1 of the Shenzhen subway from January 2, 2010 to December 31, 2012.

(7)	Our exclusive agency arrangement in Suzhou gives us the exclusive right to sell a portion of the advertising time on Suzhou’s mobile digital television network, excluding sales of advertising time to advertisers from Suzhou.

(8)	Our exclusive agency arrangement in Wuxi gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Wuxi.

(9)	Our exclusive agency agreement in Xiamen gives us the exclusive rights to sell a portion of the advertising time on the mobile television network operated by Xiamen TV Digital Co., Ltd., from October 1, 2009 to December 31, 2012, to non-Xiamen based national advertisers.

(10)	We terminated the exclusive agency agreement in Shanghai for bus stop shelters at the end of 2010. We terminated the exclusive agency arrangements in Hangzhou for bus from February 1, 2010. We did not choose to renew the exclusive agency arrangement in Tianjin for bus at the end of 2010.

Our Supplemental Subway Advertising Platform Cities	Exclusive Agency		Direct Investment
Beijing (subway Line 4)(1)	✓
Chongqing(2)	✓	(2011)	✓
Guangzhou(3)	✓
Hong Kong(4)	✓
Shenzhen (subway Line 4)(5)	✓
Shenzhen (three subway lines)(6)	✓
Tianjin(7)	✓
Nanjing (Line 2 and southern extended line of Line 1)(8)	✓

(1)	Our exclusive agency arrangement in Beijing Subway Line 4 gives us the exclusive right to sell all of the advertising time on the television platform in subway Lines 4 of the Beijing subway.

(2)	Our arrangement in Chongqing, which was entered into in April 2011, gives our direct investment entity the exclusive right to sell all of the advertising time on the television platform in Chongqing’s Light Rail Line 2 which is currently in use and two light rail lines in which will be put into use in the future.

(3)	Our exclusive agency arrangements give us the exclusive right with respect to the digital displays on the subway platforms and in the subway trains in Guangzhou and large digital displays located in the subway stations in Guangzhou. In April 2011, we renewed the exclusive agency arrangement in Guangzhou subway for a five-year term effective from May 1, 2011 and expanded our coverage to all of 8 subway lines in Guangzhou.

(4)	Our exclusive agency arrangements in Hong Kong give us the exclusive right to sell all of the advertising time on the television platform in the Kowloon Through Train and Airport Express Line in Hong Kong. The exclusive agency arrangement for the Airport Express Line will be expired on June 30, 2011.

(5)	Our exclusive agency arrangement in Shenzhen Line 4 gives us the exclusive right to sell all the advertising time on the television platform in Line 4 of the Shenzhen subway.

(6)	In March 2011,we signed an exclusive agency arrangement with Shenzhen subway, which gives us the exclusive right to sell all the advertising time in subway platforms in Line 1 , and in subway platforms and subway trains in Line 2 and Line 5 from July 1,2011 to June 30, 2016. We had the exclusive right to sell all the advertising time in subway platforms in Line 1 from June 1, 2007 up to June 30, 2011 from former exclusive agency arrangement.

(7)	Our exclusive agency arrangements in Tianjin give us the exclusive right to sell all of the advertising time on the television platform in Line 1 and in Light Rail Jinbin Line of the Tianjin subway.

(8)	Our exclusive agency arrangements in Nanjing give us the exclusive right to sell all of the advertising time on the television platform in Line 2 and in the southern extended line of Line 1 of the Nanjin subway for a period of ten year starting from May 28, 2010.
     Our mobile digital television advertising network and supplemental subway advertising platform include digital displays installed in the mass transportation systems in 23 cities around China as of December 31, 2010 and in 21 cities around China as of May 31, 2011. Those digital television displays in our mobile digital television advertising network receive real-time programs broadcast by the local television stations on the mobile digital television frequencies. The digital television screens in our supplemental subway advertising platform receive programming transmitted through closed circuit digital networks. As of December 31, 2010, our mobile digital television advertising network and supplemental subway advertising platform consisted of approximately 137,395 digital displays.
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
Our Advertising Network
     We conduct our mobile digital television advertising operations under the following three contractual arrangements:
     Our Exclusive Agency Cities
     As of December 31, 2010, we operated our advertising network under the exclusive agency model in 20 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Dalian, Guangzhou, Hangzhou, Hong Kong, Nanjing, Ningbo, Shanghai, Shenyang, Shenzhen, Suzhou, Taiyuan, Tianjin, Wuhan, Wuxi and Xiamen. Our advertising network operating under the exclusive agency model in Beijing, Shanghai, Guangzhou and Shenzhen in aggregate accounted for approximately 65.8% of our advertising service revenue for the year ended December 31, 2010. We entered into exclusive agency agreements with Beijing Beiguang Media Mobile Television Co., Ltd. on October 13, 2006 for a term of 10 years and Shenzhen Mobile Television Co., Ltd. on December 31, 2006 for a term of four years and seven months and with Guangzhou Zhujiang Mobile Multimedia Information Co., Ltd. on July 26, 2007 for a term of eight years. We acquired the exclusive agency arrangement in the Shanghai subway through our acquisition of Digital Media Group, which gives us the exclusive right to sell all of the advertising time on the mobile digital television network in 13 lines of the Shanghai subway from January 2, 2010 to December 31, 2013. Our advertising network under the exclusive agency model expanded to Changsha and Changzhou in 2010.

     Under our exclusive agency model, we enter into an exclusive agreement with the local mobile digital television company to become the exclusive advertising agent for that network. Our exclusive agency arrangements in Changzhou, Suzhou, Wuxi and Xiamen, which give us the exclusive right to sell a portion of the advertising time on the mobile digital television network in that city, does not include sales of advertising time to local advertisers from Suzhou, Wuxi and Xiamen, respectively.
     For our supplemental subway advertising operations, as of December 31, 2010, we have also entered into exclusive agency agreements with the partner subway authority or partner local mobile digital television company in subway trains and platforms in Beijing, Guangzhou, Nanjing, Shenzhen and Tianjin and in subway trains in Hong Kong. We entered into exclusive agency agreement with the partner subway authority for Light Rail Line 2 in Chongqing in April 2011.
     In October 2009, we entered into an agreement (which was amended and restated in November 2009) to acquire Digital Media Group, which was completed in January 2010. The total consideration of US$160 million (or US$167 million based on the fair value of the total consideration on the acquisition date in January 2010) is payable in three installments over two years in cash and shares. In November 2009, we deposited the initial installment of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan relating to our acquisition of Digital Media Group. The second installment of US$30 million will be paid on the first anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in the form of cash or shares at the option of the eligible former shareholders of Digital Media Group. The number of our ordinary shares representing the share consideration of the second installment shall be equal to the quotient of US$10 million divided by the higher of (A) 125% of US$7.0788 (the “Initial Conversion Price”) and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) two day prior to the payment date. The third installment of US$30 million will be paid on the second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible former shareholders of Digital Media Group. The number of our ordinary shares representing the share consideration of the third installment shall be equal to the quotient of US$10 million divided by the higher of (A) 150% of the Initial Conversion Price and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) one day prior to the payment date. The second and third installments totaling $60 million remain unpaid as of June 30, 2011 as a result of our lawsuit against the selling shareholders of Digital Media Group. Through this acquisition, we obtained exclusive agency rights for the mobile digital television networks in the subway trains and subway platforms in Nanjing and Shanghai and subway trains in Shenzhen. In addition, as part of the acquisition, we have obtained the exclusive agency rights for the digital display network in certain subway trains and platforms in Beijing (line 4), Tianjin, Chongqing, Nanjing (Line 2 and southern extended line of Line 1) and Hong Kong.
     According to the typical terms of the exclusive agency agreements:
•	We typically pay a pre-determined media cost each year to the mobile digital television company to receive the exclusive right to place advertisements on that network.

•	We have the responsibility to invest in new digital television displays and install the displays in new buses in Beijing, Guangzhou, Nanjing, Shenyang and Shenzhen. For our supplemental subway advertising operations acquired in connection with our acquisition of Digital Media Group, we have the responsibility to install displays in the subway trains and platforms in Beijing (Line 4), Hong Kong, Chongqing, and Tianjin, as well as displays in the subway trains of Nanjing Line 2 and southern extended line of Line 1, and we have the responsibility to upgrade displays in Nanjing. Most of these displays were installed and upgraded prior to our acquisition of Digital Media Group.

•	We either sign a contract directly with the local mass transportation companies or our local partner or our direct investment entity signs the contract with the local mass transportation companies and assigns the right to install displays to us.

•	Our local partner or our direct investment entity makes the investment to construct the broadcasting infrastructure and arranges the necessary approvals from the regulatory agencies.

•	Our local partner or our direct investment entity remains responsible for all of the broadcast programs besides advertising content, but we may provide suggestions for the purpose of maximizing the effectiveness of our advertising network.
     Our exclusive agency agreement for mobile digital television displays in buses in Beijing provides that, upon the establishment of a joint venture company between the parties, the exclusive agency agreement will terminate and we will transfer the operations to the joint venture company.

     We have the obligation to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner and the local bus company in Shenzhen. In addition, we have the obligation to maintain all of the digital television displays installed in our local operating partner’s mobile digital television network. The cost of installing and maintaining the digital television displays is deductible from the media cost. The price we charge for the advertising time on our local operating partner’s mobile digital television network in Shenzhen must comply with our local operating partner’s pricing system. The local operating partner may request the court in Shenzhen to terminate this contract as a remedy if the parties fail to reach an agreement with respect to any disputes that arise regarding our pricing.
     In cities where the local television station has already created a mobile digital television company, we generally prefer to expand our cooperation by engaging in an exclusive agency agreement. These exclusive arrangements allow our local partner to focus on the programming and operation of the mobile digital television network without worrying about generating revenues from advertisement. Our pre-determined payment of the media cost each year guarantees our local partner a steady stream of income, and our ability to place advertisements from local, national and international clients may enhance the prestige and public perception of the local mobile digital television network. In addition, we generally work closely with our local partner in the operation of the network and may provide suggestions regarding the programming on the network.
     Our Direct Investment Cities
     As of December 31, 2010, we operated our business in 12 direct investment cities. Before 2010, we operated our mobile digital television advertising network under the direct investment model in 11 cities: Changchun, Changzhou, Chengdu, Dalian, Harbin, Ningbo, Shenzhen, Suzhou, Wuhan, Wuxi and Zhengzhou. In these 11 cities, in addition to the primary installations of digital television displays on buses, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Harbin, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with the local television station authorized to operate the digital television network in that city. Due to regulatory considerations, we typically own 49% of the direct investment entity and our partner owns the other 51%, but in Shenzhen and Wuxi we own 25% and 14%, respectively. Under these direct investment agreements:
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
     We have entered into an exclusive agency agreements with our direct investment entities in Changchun, Chengdu, Dalian, Ningbo, Shenzhen and Wuhan to control all of the advertising time on the mobile digital television network operated by such entities in those cities. These exclusive agency agreements with our direct investment entities usually contain the same terms in all material respects as the exclusive agency agreements that we sign with independent local mobile digital television operating companies. However, our exclusive agency arrangements with our direct investment entities in Changzhou, Suzhou, and Wuxi that give us the exclusive right to sell a portion of the advertising time on these cities’ mobile digital television networks does not include sales of advertising time to advertisers from Changzhou, Suzhou, and Wuxi, respectively. These exclusive agency agreements grant us the exclusive right to sell the advertising time on the direct investment network typically for a term ranging from four years to 8 years. Under these arrangements, we realize all of the advertising revenues and pay a pre- determined media cost to the direct investment entity. Under this type of contract, the direct investment entity effectively transfers the operational risk to us and enjoys a guaranteed stream of revenues. We believe that the terms of these exclusive agency agreements were negotiated on an arm’s length basis. See “Item 7. — Major Shareholders and Related Party Transactions — B. Related Party Transactions — Exclusive Agency Agreements with our Direct Investment Entities”.
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
Advertising Clients, Sales and Marketing
Our Advertising Clients
     The quality and broad geographic coverage of our mobile digital television advertising network has attracted a broad base of international and domestic advertisers. Since our inception, 2,021 advertisers have purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an agent as of December 31, 2010. We regularly work together with some of the largest global advertising agencies, or 4A agencies, to place advertisements for their clients. We have the ability to place a client’s advertisements in one or more cities, both within and beyond our network, according to their demands. As of December 31, 2010, we have placed advertisements in 30 cities across China. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts. Our top three brand name advertisers, Sanjing, Amway and Ruinian International, in aggregate accounted for approximately 12.0% of our advertising service revenue for the year ended December 31, 2010. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network.
     The following table sets forth a breakdown of our advertisers by industry for the year ended December 31, 2010:

% of total advertising
Industry	service revenues

Food, Beverage, Restaurants, Wines and Spirits	26.0%
Pharmaceutical and Nutritional Supplements	27.9%
Household Products	8.9%
Fashion and Accessories	7.2%
Electronics and Digital Products	6.9%
Financial Services	3.7%
Tourism	3.3%
IT and internet	1.3%
Others	14.8%
Sales and Marketing
     As of December 31, 2010, we employed an experienced advertising sales force of 585 employees. We also engaged consultants to assist our marketing efforts. In addition to our direct sales force, we also sell our advertising time through third party advertising agencies such as the 4A agencies. We provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about our services, the advantages of using our mobile digital television advertising network as a marketing channel and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions. We believe that our regional coverage teams provide quality service for our advertisers and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends. We also market our advertising services from time to time by placing advertisements on our own network.
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
Our Exclusive Agency Cities
     In our exclusive agency cities, the local mobile digital television company typically negotiates directly with the bus companies or other local mass transportation service providers for a placement agreement to secure the right to install digital television displays and then exclusively assigns that right to us. In our exclusive agency cities that are also our direct investment cities, the direct investment entity usually negotiates directly with the bus companies or other location providers for a placement agreement to secure the right to install and operate the digital television displays. In Guangzhou, which is an exclusive agency city, our local affiliate has entered into agreements directly with bus companies to install and operate the mobile digital television displays. In Changzhou, which is also an exclusive agency city, we have entered into an agreement directly with the local bus company to install and operate the mobile digital television displays. For our supplemental subway advertising operations, we have entered into exclusive agency agreements with the local subway authorities or their related entities. As a result of our acquisition of Digital Media Group, we have acquired supplemental subway advertising operations in Nanjing (Line 1) and Shenzhen (Subway trains in Line 1) which have exclusive agency agreements with the local mobile digital television company which, in turn, have agreements in place with the local subway authority.
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
     The PRC EIT Law became effective on January 1, 2008. Under the EIT Law and the implementation regulations under the EIT Law issued by the PRC State Council, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable before the end of December 2007, a two-year exemption from the enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the enterprise income tax rate of CDTC is 18%, 20%, 22%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012, respectively. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the state” in November 2008 and, as a result, will be subject to an enterprise income tax rate of 15% for 2009 and 2010. Therefore, the enterprise income tax rate of VisionChina Media Group is 0%, 15%, 15%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012, respectively. VisionChina Media Group is currently applying to be a state-encouraged high-new technology enterprise in 2011, 2012 and 2013 for a preferential tax rate of 15% in these three years. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the year of 2010, 2011 and 2012, respectively. One of our operating subsidiaries established in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009, and reduced tax rate of 7.5% for the year ended December 31, 2010 and years ending December 31, 2011 and 2012.

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
Regulations on Foreign Currency Exchange
     Foreign currency exchange
     Pursuant to the Foreign Currency Administration Rules promulgated and effective on August 5, 2008, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade- related receipts and payments, interest and dividends. Foreign currencies received under current account items can be either retained or sold to financial institutions engaged in the foreign exchange settlement or sales business without prior approval from SAFE by complying with relevant regulations. Capital account items, such as direct equity investments, loans, repatriation of investments and investments in stocks and bonds, require the prior approval from SAFE or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Foreign currencies received in respect of capital account items can be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business only with prior approval from SAFE. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local branch.

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
     The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of May 31, 2011.

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
Overview
     We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. As of December 31, 2010, our mobile digital television advertising network consists primarily of our digital television displays installed on buses and subways. As of December 31, 2010, our mobile digital television advertising network and supplemental subway advertising platform covered 23 cities in China and consisted of approximately 137,395 digital displays. As of May 31, 2011, our mobile digital television advertising network and supplemental subway advertising platform covered 21 cities in China. We derive revenues by selling advertising time on our network and our supplemental subway advertising platform and from sales of advertising equipment to our direct investment entities.
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
     As our advertising service revenue constitutes a significant portion of our revenues, we focus on factors that directly affect our advertising service revenue such as (i) the total advertising time that we have available across all of our cities, (ii) the actual price we charge for our advertising time and (iii) the programming to advertising ratio. The actual price we charge advertising clients, which equals the official list price minus any discounts, for time on our network is affected by, among other things, (i) the overall socioeconomic conditions in each city, (ii) the level of demand for advertising time in each city, and (iii) the perceived effectiveness of our network in achieving the goals of our advertising clients. The effectiveness of our network directly relates to our ability to expand the coverage of our mobile digital television advertising network and our ability to provide programs that draw the attention of viewers. We also measure our performance using an average revenues per hour metric, which we calculate by dividing the advertising service revenue by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.
     As we continue to expand our network, we expect to face a number of challenges. Entering into a new market requires us to develop a contractual relationship with the local television station or its mobile digital television affiliate, so expansion into new cities may require an extended amount of time. To the extent we expand our network beyond mass transportation systems, we may compete directly with other companies that have already occupied many of the most desirable locations in China’s major cities. In addition, we must react to continuing technological innovations in our industry and changes in the regulatory environment. In connection with the required compliance with the National Standard for mobile digital television, our direct investment entities and our local operating partners will need to upgrade the digital television displays in their networks to conform to the National Standard. Currently, we cannot accurately estimate the amount and timing of capital expenditures required to migrate to the National Standard. We have implemented a number of measures to address these anticipated challenges: (i) we had a special team of ten employees as of December 31, 2010 that focuses on business development and expansion of our network; (ii) our management maintains an active dialogue with the relevant regulatory authorities to stay abreast of new developments and ensure compliance with all current laws and regulations; and (iii) we purchase digital television displays and other related equipment with easily upgradable components to minimize the capital expenditures required to upgrade our network in response to technological or regulatory changes in our industry.
Revenues
     We had total revenues of US$104.1 million, US$120.7 million and US$138.1 million for the years ended December 31, 2008, 2009 and 2010, respectively. We generate revenues from the sales of advertising time both on our mobile digital television advertising network and on our supplemental subway advertising platform. We principally derive our advertising service revenue from sales of advertising time between the programs, and we also have generated revenues from sales of our digital television displays to our direct investment entities, which we refer to as our advertising equipment revenue. The following table sets forth a breakdown of our total revenues for the periods indicated.

	For the year ended December 31,
	2008		2009		2010
		% of		% of		% of
		total		total		total
	US$	revenues	US$	revenues	US$	revenues

Revenues:
Advertising service revenue	103,515,250	99.5	120,686,086	100.0	138,056,640	100.0
Advertising equipment revenue	565,392	0.5	—	—	—	—

Total	104,080,642	100.0	120,686,086	100.0	138,056,640	100.0

Advertising Service Revenue
     We derive the majority of our advertising service revenue from the sales of advertising time between the programs on our mobile digital television advertising network. Starting in 2007, we also generated some of our advertising service revenue from sales of advertising time on our mobile digital television advertising network in Beijing and our supplemental subway advertising platform in certain subway platforms and subway trains in Guangzhou and subway platforms in Shenzhen. Revenue from subway-related advertising sales in total accounted for 15.2%, 21.5% and 46.7% of our advertising service revenue in 2008, 2009 and 2010. Our advertising service revenue accounted for 99.5%, 100.0% and 100.0% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.
     Our advertising service revenue is recorded net of any sales discounts from our official list prices that we may provide to our advertising clients. These discounts include volume discounts and other customary incentives offered to our advertising clients, including additional broadcast time for their advertisements if we have unused time available in a particular city and represent the difference between our official list price and the amount we charge our advertising clients. Our advertising clients include advertisers that directly engage in advertisement placements with us and advertising agencies retained by some advertisers to place advertisements on the advertiser’s behalf. We expect that our advertising service revenue will become the primary source of our revenues for the foreseeable future.
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
Factors that Affect Our Advertising Service Revenue
•	Advertising Time. The total advertising time available across all of our cities determines our total capacity and affects our advertising service revenue. Any future expansion of our network or non-broadcast advertising platform into new cities will increase the total advertising time available across all of our cities and affect our advertising service revenue. Geographic expansion of our network or supplemental subway advertising platform also allows us to attract more advertising clients by providing greater geographic coverage and exposure.

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

•	Actual Price of Advertising Time. The price that we actually charge our clients for our advertising time directly affects our advertising service revenue. The listed prices for advertising time on our network and supplemental subway advertising platform vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China. In accordance with standard industry practice, we offer discounts to our clients on an individual basis, so the actual price we charge for our advertising time after taking into account any discounts will affect our advertising service revenue.

•	Demand for advertising time on our network and supplemental subway advertising platform. The demand for our advertising time directly affects the actual price of our advertising time and is affected by a variety of factors, including general and economic conditions and certain special events that may cause significant changes in the number of riders in the mass transportation systems of our network cities. Special events, such as the 2010 Asian Games in Guangzhou, may affect our actual price of advertising time. Such special events may draw more viewers to our real-time broadcasts, making our advertising network more effective. Conversely, any adverse events, such as an outbreak of an airborne disease or public safety concerns, may impact usage of mass transportation systems and have an adverse effect on our actual price of advertising time. Demand for our advertising services also varies according to the time of day, with higher demand typically during morning and evening commute times. Demand for advertising time on our network may also be impacted by corresponding demand on other advertising outlets such as traditional television.

•	Number of displays in each city. The number of displays in each of our cities affects our actual price of advertising time in that city. An increase in the number of displays will reach a larger audience and make advertisements more effective. We expect that our actual price of advertising time will increase as the number of displays increases.

•	Quality of programs. The quality of the programs broadcast on our network and supplemental subway advertising platform affects our actual price of advertising time. Programs that attract the attention of our audience will make our advertising platform more effective. Our ability to locate, edit and provide suitable programs that appeal to our intended audience will affect our actual price of advertising time. We have undertaken steps to increase the quality of programs broadcast on our network by providing suggestions to the local television stations that provide the programs.

•	Programming to Advertising Ratio. The mixture of programming to advertising that gets broadcasted on our network and supplemental subway advertising platform affects our advertising service revenue. Broadcasting an optimal mix of advertising and programs will maximize our total revenues.

•	Maximizing sales of soft advertisements. We began sales of soft advertising in July 2007, and our ability to maximize sales of soft advertisements such as advertisements embedded within the programs and sponsorships of the programs on our network will allow us to realize additional revenues from the time reserved for broadcasts of programs. Increasing our sales of such advertisements is expected to help increase our average revenue per hour.
Advertising Equipment Revenue
     We derived a portion of our total revenues from the sales of digital television displays and related equipment to our direct investment entities. We record these revenues as advertising equipment revenue. We source digital television displays and related equipment from third-party suppliers and sell them to our direct investment entities in order to ensure consistent quality of the equipment used in our network and achieve cost efficiency for our direct investment entities. Our advertising equipment revenue represented 0.5%, nil and nil of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. We generally set the price of our advertising equipment at the unit procurement cost plus an additional markup. Since sales of equipment in China require the payment of the value added tax, or VAT, equal to 17%, we record our advertising equipment revenue excluding the VAT payments. We expect that advertising equipment revenue in future periods will not constitute a significant portion of our total revenues because we expect our advertising service revenue to grow faster than our advertising equipment revenue.

     We recognize advertising equipment revenue upon delivery of the digital television displays and when the risk of ownership has passed to our direct investment entities.
     Factors that Affect Our Advertising Equipment Revenue
•	Addition of New Direct Investment Entities. The addition of new direct investment entities directly affects our advertising equipment revenue. We only sell our digital television displays to our direct investment entities for installation into buses of the city’s mass transportation system and other locations. We anticipate higher sales of our digital television displays in the earlier stages of the direct investment entity’s operations during the expansion of the mobile digital television network in that city. Accordingly, as the operations of our direct investment entities reach a greater scale, we expect the sales of our digital television displays to decrease.

•	Network Expansion of Direct Investment Entities. The pace of network expansion at each of our direct investment entities directly affects our advertising equipment revenue. Since the vast majority of our direct investment entities purchase the digital television displays exclusively from us, any expansion of the mobile digital television network will generate advertising equipment revenue for us. In addition, our direct investment entities will need to purchase new digital television displays from us to replace their worn or obsolete equipment.

•	Cost of Equipment. Since we sell our digital television displays at our procurement cost plus a fixed percentage markup, any changes to the cost of our equipment will directly affect our advertising equipment revenue.
Cost of Revenues
     Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment. The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2008		2009		2010
		% of total		% of total		% of total
	US$	revenues	US$	revenues	US$	revenues

Total Revenues	104,080,642	100.0	120,686,086	100.0	138,056,640	100.0
Cost of revenues:
Advertising service cost	40,602,022	39.0	61,104,381	50.6	121,000,454	87.6
Advertising equipment cost	475,432	0.5	—	—	—	—

Total cost of revenues	41,077,454	39.5	61,104,381	50.6	121,000,454	87.6

Gross profit	63,003,188	60.5	59,581,705	49.4	17,056,186	12.4

Advertising Service Cost
     Our cost of revenues related to the offering of our advertising services consists of media costs, depreciation, business taxes and surcharges, amortization of intangible assets and other operating costs.
     Media Costs. Our media costs represented the largest component of our cost of revenues and accounted for approximately 29.7%, 41.4% and 70.8% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Our media costs primarily consist of:
•	payments to our exclusive agency partner companies under our contractual arrangements to purchase the advertising time on that network;

•	payments to our direct investment entities under our contractual arrangements to purchase advertising time; and

•	payments to mobile digital television companies and other advertising service providers outside of our network, either directly or through third-party advertising agencies, to purchase advertising time pursuant to the requests of our advertisers.
     The primary factors affecting our media costs include the number of exclusive agency cities that we have and the amount of advertising time that we purchase from our direct investment entities and other mobile digital television companies outside of our network.
•	The number of exclusive agency cities represents the largest factor affecting our media costs. When we enter into an exclusive agency arrangement with a mobile digital television company, we typically commit to a pre-determined annual media cost in exchange for the exclusive right to place advertisements on all of the time available for advertisements on that network. We expect the number of our exclusive agency cities to increase in future periods as we enter into exclusive agency arrangements with our direct investment entities and with additional mobile digital television companies in new cities. As a result, we expect our media cost to increase in future periods.

•	The amount of advertising time that we purchase from our direct investment entities and other mobile digital television companies outside of our network also affect our media costs. For our direct investment entities without exclusive agency agreements, we purchase advertising time according to our needs to place advertisements on behalf of our clients. For the mobile digital television companies and other advertising service providers outside of our network, we purchase time at the request of our advertising clients to place advertisements in that city.
     Depreciation. Depreciation for our digital television displays accounted for 1.2%, 1.5% and 2.5% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Our depreciation cost only consists of depreciation for the displays directly owned by us and not the displays owned by our direct investment entities. Generally, we capitalize the acquisition cost of our digital television displays and recognize depreciation on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation include the number of digital television displays in our network, the unit cost of each of our displays and the remaining useful life of our displays. We expect our depreciation to increase in future periods as a result of expanding our network by adding more displays.
     Business Taxes and Surcharges. Our business taxes and surcharges accounted for 6.0%, 5.6% and 2.3% of our total revenues for years ended December 31, 2008, 2009 and 2010, respectively. Business taxes and surcharges generally include the 5% business tax and 3% surcharges that our PRC operating subsidiary must pay for revenues generated from advertising services provided in China after deduction of allowable media costs.
     Amortization of Intangible Assets. In connection with our acquisition of Digital Media Group in January 2010, we recorded the concession contracts acquired from Digital Media Group as intangible assets. The cost of these intangible assets was measured at the estimated fair value of the concession contracts of US$90.9 million on the acquisition date, and is amortized over its expected useful life of 9 years using straight line method. The amortization of such intangible assets is recorded within advertising service cost and accounted for 7.4% of our total revenues for the year ended December 31, 2010. There was no amortization of intangible assets recorded in advertising service cost for the years ended December 31, 2008 and 2009.
     Other Operating Costs. Our other operating costs primarily consist of salaries and other expenses in relation to the maintenance, development and expansion of our network and accounted for 2.1%, 2.2% and 4.6% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. We expect our other operating costs to increase in future periods as we expand our network in the cities where we already operate and into new cities. However, we expect our other operating costs to increase in future periods but remain a relatively small percentage of total revenues.
Advertising Equipment Cost
     Our advertising equipment cost consists of the amounts we pay to our third-party suppliers for the digital television displays and other related equipment that we sell to our direct investment entities. Our advertising equipment cost accounted for 0.5%, nil and nil of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. The major factors affecting our advertising equipment cost include the number of digital television displays we sell and the unit cost that we pay for the assembly of each display. We did not generate advertising equipment revenue in both 2009 and 2010 as our existing direct investment entities completed the initial expansion of their local networks in 2008 and scaled back their purchases of digital television displays and related equipment from us.

Other Factors Affecting Our Results of Operations
     In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business, is the Renminbi. In 2008, the Renminbi appreciated against the U.S. dollar by approximately 6.5%, in 2009, the Renminbi depreciated against the U.S. dollar by approximately 0.1%, and in 2010, the Renminbi appreciated against the U.S. dollar by approximately 3.3%. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net income (loss) reported in U.S. dollar terms in 2008 and 2010, and the depreciation of the Renminbi against the U.S. dollar contributed to the decrease in our net income reported in U.S. dollar terms in 2009. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”
Operating Expenses
     Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and impairment loss on intangible assets and goodwill. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the year ended December 31,
	2008		2009		2010
		% of total		% of total		% of total
	US$	revenues	US$	revenues	US$	revenues

Total revenues	104,808,642	100.0	120,686,086	100.0	138,056,640	100.0
Gross profit	63,003,188	60.5	59,581,705	49.4	17,056,186	12.4
Operating expenses
Selling and marketing expenses	14,711,536	14.0	24,620,897	20.4	28,315,592	20.5
General and administrative expenses	5,414,571	5.2	7,425,222	6.2	9,499,717	6.9
Impairment loss on intangible assets and goodwill	—	—	—	—	145,720,504	105.5

Total operating expenses	20,126,107	19.2	32,046,119	26.6	183,535,813	132.9

     Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 14.0%, 20.4% and 20.5% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. We increased our sales force to 585 employees as of December 31, 2010 from 368 employees as of December 31, 2009 and 300 employees as of December 31, 2008. The increase in the scale and scope of our sales force activities has resulted in a significant increase in selling and marketing expenses. We expect selling and marketing expenses in future periods to increase as our operations continue to grow.
     General and Administrative Expenses. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance, utilities and other office expenses. General and administrative expenses accounted for 5.2%, 6.2% and 6.9% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. We expect that our general and administrative expenses will increase in future periods as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company.
     Impairment Loss on Intangible Assets and Goodwill. We recorded impairment loss on our intangible assets and goodwill totaling US$145.7 million in 2010 with details set out below:
     In the second quarter of 2010, we recorded impairment charge of US$89.1 million against the goodwill and intangible assets for three out of the six advertising agency businesses, namely, Peak, Goldwhite and Ahead, which we acquired in 2008. Due to the change in relevant regulations in the PRC in 2010 (please see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on the Advertising Industry — Advertising content” on page 48 for the details of the Administrative Measures on Radio and Television Advertisement Broadcasting issued by the SARFT and effective from January 1, 2010), there was a significant decline in customer demand, intense pricing pressure and increasing competition of Peak, Goldwhite and Ahead reporting units which indicated the potential impairment loss on the goodwill and intangible assets of these reporting units. We therefore performed impairment analysis for these reporting units in June 2010. Accordingly, we recorded impairment loss of US$43.6 million, US$16.7 million and US$21.3 million against the goodwill allocated to the Peak, Goldwhite and Ahead reporting units, respectively, in the second quarter of 2010. In addition, we recorded impairment loss of US$3.1 million, US$1.4 million and US$3.0 million against the intangible assets arising from the acquisitions of Peak, Goldwhite and Ahead, respectively. The remaining three acquired agencies are not subject to this impairment loss.
     In December 2010, we recorded impairment charge of US$56.6 million against the goodwill and intangible assets in connection with our acquisition of Digital Media Group, which was completed in 2010. When we performed annual impairment test for the Digital Media Group reporting unit in December 2010, we determined that the poorer than expected performance of the Digital Media Group reporting unit led to a potential impairment of the goodwill and intangible assets in connection with our acquisition of Digital Media Group. In addition, we believed that there was false, deceptive and misleading information concerning Digital Media Group’s financial condition and performance provided by the former management and selling shareholders of Digital Media Group, and as a result, we launched a lawsuit against the selling shareholders of Digital Media Group in December 2010. Accordingly, we recorded impairment loss of US$14.9 million against the goodwill of allocated to the Digital Media Group reporting unit. In addition, we also recorded impairment charge of US$41.7 million against the intangible assets arising from our acquisition of Digital Media Group.
     Impairment loss on intangible assets and goodwill accounted for 105.5% of our total revenues for the year ended December 31, 2010. We did not incur such impairment loss in 2008 or 2009.
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
     We did not receive any government grants or subsidies in 2010.
     In the future, we expect to receive government grants and incentives from time to time. If we believe any of our group entities meet the criteria to receive government grants or incentives, we plan to take the initiative to apply. However, the receipt of any incentive or grant is subject to review and approval by the relevant government authorities.
Share-based Compensation
     Our share-based compensation expenses represent the compensation expenses recognized in relation to the share options and other stock awards granted to our employees and consultants. We allocate our share-based compensation expenses to cost of revenues, general and administrative expenses or selling and marketing expenses, depending on role of the person receiving the options under our 2006 Share Incentive Plan, or the 2006 Plan. We have reserved 8,000,000 common shares for issuance under the 2006 Plan. As of December 31, 2010, there were 1,771,824 share options and 243,889 restricted shares outstanding to employees and consultants. Our total share-based compensation expenses accounted for 1.4%, 3.6% and 0.7% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. We expect our share-based compensation expenses to increase in future periods as a result of further issuances of options and restricted shares to employees and consultants.

Loss from Equity Method Investees
     Our equity investments primarily consist of our investments in our ten direct investment entities that we account for using the equity method as of December 31, 2010. We expect our loss from our existing equity method investees to decrease as they finish building their networks and begin generating more revenues.
     We generate advertising service revenue by sales of advertising time on our mobile digital television advertising network, which are partly provided by our equity method investees. We also closely monitor the operating activities of the equity method investees financially. As the operations of our equity method investees form an integral part to our operating activities, our share of undistributed earnings or losses of these entities are classified as part of our operating profit (loss).
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
     Before the new EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zone, both VisionChina Media Group and CDTC were allowed to enjoy a preferential enterprise income tax rate of 15%. In addition, since VisionChina Media Group has been recognized as a “culture enterprise,” VisionChina Media Group received a full exemption from the EIT from 2006 to 2008. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the state” in November 2008 and, as a result, will be subject to an enterprise income tax rate of 15% for 2009 and 2010. VisionChina Media Group is currently applying to be a state-encouraged high-new technology enterprise in 2011, 2012 and 2013 for a preferential tax rate of 15% in these three years. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the year of 2010, 2011 and 2012, respectively. Furthermore, one of our operating subsidiaries in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for the years ended December 31, 2008 and 2009, and reduced tax rate of 7.5% for the year ended December 31, 2010, and years ending December 31, 2011 and 2012.
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

     The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate as to their worldwide income, including income received from subsidiaries and consolidated affiliates. Under the Implementation Rules of the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate. Because substantially all our revenues on a consolidated basis are generated in the PRC, and our company does not generate any taxable income on a stand alone basis, even if it is determined to be a resident enterprise for PRC tax purpose, we do not expect any material changes to our effective tax rate.
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
Investments under equity method
     The investments for which we have the ability to exercise significant influence are accounted for using the equity method. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these entities, by the amortization of intangible assets recognized upon purchase price allocation and by dividend distributions or subsequent investments. All unrecognized inter-company profits or losses have been eliminated under the equity method.
     We generate a portion of our revenues from sales of advertising time on mobile television networks which are owned by our equity method investees. Because the operations of our investees under equity method form an integral part to our operating activities, our share of undistributed earnings or losses of these entities is classified as part of our operating profit (loss).
     When the estimated amount to be realized from the investments falls below their carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.
Other investments
     Our investments in non-marketable equity securities for which we do not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are recognized in the consolidated statements of operations when declared. We periodically evaluate the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.
Goodwill and intangible assets
     We carry intangible assets, which consist of concession contracts, customer base, non-compete agreements, technology, trademark and patents, at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic lives of the intangible assets. The expected useful lives of concession contracts are nine years, the expected useful lives of customer base are five years, the expected useful lives of non-compete agreements are ten years, the expected useful life of technology is nine years, the expected useful life of trademark is ten years, and the expected useful lives of patents are ten years. Changes in the estimation of useful lives of the intangible assets may have impact on the amortization expenses to be charged to the consolidated statement of operations.
     We estimated fair value of the identifiable intangible assets acquired on the respective dates of acquisitions, which primarily consisted of concession contracts, customer base and non-compete agreements. For our acquisitions completed prior to January 1, 2009, when the additional earn-out considerations payable in connection with the acquisitions are determined, the excess of amounts paid for acquisitions over the fair market value of the net identifiable assets acquired are allocated to goodwill.
     The determination of the fair value of any intangible assets involves certain judgments and estimates, including, but are not limited to, the cash flows that an asset is expected to generate in the future. For a customer base, the fair value was based on the excessive earnings which take into consideration the projected cash flows to be generated from the customer base. Future cash flows are estimated based on the net income forecast of the customer base, which takes into consideration historical customer attrition and revenue growth. The resulting cash flows are then discounted at our estimated weighted average cost of capital. For a non-compete agreement, the fair value was determined using a “with or without” approach, which calculates the difference between projected cash flows with and without the non-competition agreement. For a concession contract, the fair value was based on the excessive earnings which take into consideration the projected cash flows to be generated from the concession contract.

     We are required to review our amortizable intangible assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. We assess recoverability of the amortizable intangible assets by comparing the carrying value of an asset to its estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If we determine that the carrying values of acquired intangible assets have been impaired, the carrying values will be written down to the fair values at the measurement date and impairment charges will be recorded.
     Goodwill represents the excess of costs of businesses acquired over fair value of acquired net tangible and identifiable intangible assets. Goodwill are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB ASC 350, Intangibles — Goodwill and Other Intangible Assets.
     Goodwill is required to be reviewed for impairment at the “reporting unit level” at least annually and more frequently upon the occurrence of certain events. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. We estimate the fair value of our reporting units using a discounted cash flow methodology through internal analysis, which utilizes income approach through the application of discounted cash flow method. This valuation technique is based on a number of estimates and assumptions, including the projected operating results of the reporting units, discounted rate, long-term growth rate and appropriate market comparables. We performed impairment test for the goodwill in connection with the six advertising agency businesses we acquired in 2008 in the second quarter of 2010 due to a significant decline in customer demand as a result of the change in relevant regulations in the PRC in 2010, and recorded impairment loss of US$81.6 million against the goodwill allocated to three out of the six acquired businesses. The goodwill allocated to the other three acquired business was not impaired. We also performed an annual goodwill impairment test for the Digital Media Group reporting unit in December 2010. We determined that the poorer than expected performance of the Digital Media Group reporting unit led to a potential impairment of the goodwill allocated to the Digital Media Group reporting unit. In addition, we believed that there was false, deceptive and misleading information concerning Digital Media Group’s financial condition and performance provided by the former management and selling shareholders of Digital Media Group, and as a result, we launched a lawsuit against the selling shareholders of Digital Media Group in December 2010. Accordingly, we recorded impairment loss of $14.9 million against the goodwill of allocated to the Digital Media Group reporting unit. The goodwill allocated to the other reporting units were not impaired in 2010 because the fair value of these reporting unit substantially exceeded their carrying value at the time of impairment tests. Currently we do not expect to incur future impairment charges in the coming years. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Any impairment charges recorded could have a material impact on our financial condition and results of operations.
Income taxes
     We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforward and tax credit forwards by applying enacted statutory tax rates that will be in effect for the period in which the differences are expected to reverse.
     We record a valuation allowance to reduce deferred tax assets to the value we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our valuation allowance would increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be reduce our net income or increase our net loss in the period such determination is made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
     As none of our PRC subsidiaries intends to declare dividends to us, their undistributed earnings are considered indefinitely reinvested and therefore no provisions have been made for PRC dividend withholding taxes.
     In addition, as of December 31, 2010, our consolidated VIEs in the PRC had undistributed earnings of $74.1 million to our wholly owned PRC subsidiaries. Under US GAAP, deferred tax liability should be accounted for in respect of the undistributed earnings of our financial interest in VIE affiliates and domestic subsidiaries. We believe it is more likely than not that there is no deferred tax liability resulting from the undistributed earnings because we have means available under the PRC tax law to recover the investment in our consolidated VIEs tax free, including but not limited to the following series of transactions :
•	The provision of technical support service by our PRC wholly owned subsidiary to our consolidated VIEs will cause an expense in the consolidated VIEs, resulting in the majority of the undistributed earnings of the consolidated VIEs being transferred to us without incurring any additional income tax expense on the basis that our PRC wholly owned subsidiary and the consolidated VIEs are in the same tax jurisdiction and subject to the same income tax rate although such transaction may incur additional business tax expense to us. The price of the technical support service will be determined on an arm’s length basis.

•	We would ensure the significant existing contracts, including the exclusive agency agreements and the contracts for direct investment arrangements to be signed or renewed upon expiry of such contracts by our new VIEs, so that all the operations in the existing consolidated VIEs will be taken by the new VIEs without resulting any capital gain subject to income taxes; and

•	We or our wholly owned PRC subsidiaries exercise the call option to acquire all the equity interests in the existing consolidated VIEs from their shareholders after all the operations have been transferred to the new VIEs. Without any operations or substantial remaining undistributed earnings, the purchase price for the existing consolidated VIEs will approximate their paid-in capital, in which case it is more likely than not that no gain will be noted and thus no income tax expense will be incurred.
Share-based compensation
     On December 8, 2006, we adopted the 2006 share incentive plan that allows us to offer a variety of incentive awards to our employees and consultants. For options granted to employees, share-based payments are measured based on the fair values of share options on the grant date and are generally recognized as compensation expense over the requisite service periods with a corresponding increase to additional paid-in capital. Share awards issued to consultants are measured at fair value at the commitment date and recognized over the period the service is provided.

     For the options granted in 2008, 2009 and 2010, we determined the value of the common shares underlying the options by referring to the sale prices of our ADSs on the Nasdaq Global Market.
     We account for stock-based compensation in accordance with FASB ASC 718, Compensation — Stock Compensation (formerly SFAS No. 123R, Share-Based Payment). Under the provisions of FASB ASC 718, stock-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton, or BSM, option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. These estimations are based on past employee retention rates and our expectations of future retention rates. As our operating history is limited, we will prospectively revise our forfeiture rates based on actual history. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly. For share options or restricted shares granted with performance condition that do not affect the exercise price or factors other than vesting or exercisability, compensation expense is accrued if it is probable that the performance condition will be achieved, and compensation expense is not accrued if it is not probable that the performance condition will be achieved.
Allowance for doubtful accounts
     We evaluate the recoverability of our accounts receivable primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. We regularly analyze our customer accounts, and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, we record a reserve for bad debts to reduce the related receivables to the amount we reasonably believe is collectible. If circumstances related to specific customers change, our estimates of the recoverability of receivables will be further adjusted. In the event that our accounts receivables become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. We recorded allowance for doubtful debt of US$0.6 million, US$0.6 million and US$0.6 million within general and administrative expenses in 2008, 2009 and 2010, respectively, each representing less than 1% as a percentage to our total revenues. As of December 31, 2009 and 2010, we had allowance for doubtful debt of US$1.2 million and US$1.2 million, respectively. We assess allowance for doubtful debts based on our review of aging data and credit risks of specific customers. We had charged off account receivables of nil, US$0.1 million and US$0.6 million in 2008, 2009 and 2010, respectively as we had exhausted all means of collection. We believe that the balance allowance for doubtful account receivables is sufficient to reflect the recoverability of our accounts receivable. We do not expect the allowance for doubtful accounts, which is charged to our statement of operations, to increase significantly as a percentage of our total revenue in future years. We also do not expect our allowance for doubtful accounts to have a significant impact on our liquidity and capital resources.
Results of Operations
     The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2008	2009	2010
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data
Revenues
Advertising service revenue	103,515,250	120,686,086	138,056,640
Advertising equipment revenue	565,392	—	—

Total revenues	104,080,642	120,686,086	138,056,640

Cost of revenues
Advertising service cost	(40,602,022)	(61,104,381)	(121,000,454)
Advertising equipment cost	(475,432)	—	—

Total cost of revenues	(41,077,454)	(61,104,381)	(121,000,454)

Gross profit	63,003,188	59,581,705	17,056,186

Operating expenses	(20,126,107)	(32,046,119)	(183,535,813)

	For the Year Ended December 31,
	2008	2009	2010
	(US$, except number of shares)
Government grant	—	538,085	—
Loss from equity method investees	(484,969)	(998,606)	(109,989)

Operating profit (loss)	42,392,112	27,075,065	(166,589,616)
Interest income	3,480,212	1,860,017	2,082,605
Interest expense	—	(109,590)	(4,952,239)
Government grant	672,515	—	—
Other expenses	(38,491)	(1,278)	—

Net income (loss) before income taxes	46,506,348	28,824,214	(169,459,250)
Income tax benefit (expense)	212,325	(2,348,254)	18,202,289

Net income (loss)	46,718,673	26,475,960	(151,256,961)
Net loss (income) attributable to noncontrolling interest	91,277	127,043	(81,261)

Net income (loss) attributable to VisionChina Media Inc. shareholders	46,809,950	26,603,003	(151,338,222)
Net income (loss) per share:
— Basic	0.67	0.37	(1.83)
— Diluted	0.65	0.37	(1.83)
Weighted average number of shares used in computation of net income (loss) per share:
— Basic	70,064,663	71,686,900	82,739,234
— Diluted	72,404,916	72,676,438	82,739,234
Share-based compensation expenses during the related periods included in:
— Cost of revenues	39,847	63,477	100,711
— Selling and marketing expenses	1,163,623	3,698,329	432,632
— General and administrative expenses	263,585	570,305	414,162
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
     Total Revenues. Our total revenues increased to US$138.1 million in 2010 from US$120.7 million in 2009.
•	Our advertising service revenue increased to US$138.1 million in 2010 from US$120.7 million in 2009. The increase in advertising service revenue is primarily the combined effect of (1) increased sales of advertising time on our mobile digital television advertising network achieved by the expansions of our sales and advertising networks; (2) a significant decline in customer demand, intense pricing pressure and increasing competition of our Peak, Goldwhite and Ahead reporting units due to the change in relevant regulations in the PRC in 2010.

In 2010, by acquiring Digital Media Group, we expanded our network and started to sell advertising time on the subway platforms in the cities of Shanghai, Nanjing, Tianjin, Chongqing and Hong Kong. We also sold additional advertising time in the subway lines in Beijing and Shenzhen which were previously operated by Digital Media Group. As of December 31, 2010, we provided advertising services through our network and supplemental subway advertising platform with approximately 137,395 digital displays in 23 cities in the PRC, compared to 89,299 digital displays in 19 cites as of December 31, 2009.

As a result of the aforementioned significant decline in customer demand, intense pricing pressure and increasing competition due to the change in relevant regulations in the PRC in 2010, we recorded impairment loss in the aggregate of US$81.6 million against the goodwill allocated to the Peak, Goldwhite and Ahead reporting units, and impairment loss of US$7.5 million against the intangible assets arising from the acquisitions of Peak, Goldwhite and Ahead, in the second quarter of 2010.

•	We did not generate any advertising equipment revenue in 2010, same as that in 2009, as our existing direct investment entities completed the initial expansion of their local networks and scaled back their purchases of digital television displays and related equipment from us.
     Cost of Revenues. Our cost of revenues, which consisted of advertising service cost only in both 2009 and 2010, increased significantly to US$121.0 million in 2010 from US$61.1 million in 2009.
•	Our media cost increased to US$97.8 million in 2010 from US$49.9 million in 2009. We experienced an increase in media cost primarily due to a large increase in the amount of media cost paid to our exclusive agency partner companies to secure advertising time. Our network rental fees for our exclusive agency cities increased to US$91.9 million in 2010 from US$43.3 million in 2009. The number of cities operating under our exclusive agency model increased to 20 cities as of December 31, 2010 from 16 cities as of December 31, 2009, which is primarily attributable to our acquisition of Digital Media Group in January 2010. We also attribute a portion of the increase in our media cost to the annual increase in the amount of media cost under the terms of our contracts with our exclusive agency partner companies in our existing cities. Our media cost in cities operating under our direct investment and outreach agency models, which require us to purchase the advertising time from the local mobile digital television network operating in those cities, remained stable in 2010 compared to that in 2009.

•	Our depreciation increased to US$3.4 million in 2010 from US$1.8 million in 2009 as a result of the increase in the number of digital television displays located in our exclusive agency cities.

•	Our business tax decreased to US$3.2 million in 2010 from US$6.8 million in 2009, which is mainly because the effect of increase. in media cost outweighed the increase in our advertising service revenue.

•	Our amortization of intangible assets amounted to US$10.2 million in 2010, compared to nil in 2009. In connection with our acquisition of Digital Media Group in January 2010, we recorded the concession contracts acquired from Digital Media Group as intangible assets. The cost of these intangible assets was measured at the estimated fair value of the concession contracts of US$90.9 million on the acquisition date, and is amortized over its expected useful life of 9 years using straight line method. The amortization of such intangible assets is recorded within advertising service cost. There was no amortization of intangible assets recorded in advertising service cost in 2009.

•	Our other operating costs mainly include salaries and expenses related to installation and maintenance of the displays in our network, and increased to US$6.4 million in 2010 from US$2.7 million in 2009, primarily due to the expansion of our network into new cities and also in the cities where we already operated.
     Gross Profit. As a result of the foregoing, our gross profit was US$17.1 million in 2010 compared to US$59.6 million in 2009. Our gross margin decreased to 12.4% in 2010 from 49.4% in 2009. Our gross margin decreased primarily due to the general increase in media costs as we expanded our media network.
     Operating Expenses. Our operating expenses increased to US$183.5 million in 2010 from US$32.0 million in 2009.
•	Selling and Marketing Expenses. Selling and marketing expenses increased to US$28.3 million in 2010 from US$24.6 million in 2009. Our selling and marketing expenses increased primarily due to the overall increase in sales activities and the expansion of our sales force as a result of our acquisition of Digital Media Group. The number of our selling and marketing employees increased to 585 as of December 31, 2010 from 368 as of December 31, 2009.

•	General and Administrative Expenses. General and administrative expenses increased to US$9.5 million in 2010 from US$7.4 million in 2009. The increase in our general and administrative expenses was mainly due to the increase in the size of our administrative staff and infrastructure to support our growing operations.

•	Impairment Loss on Intangible Assets and Goodwill. We recorded impairment loss on our intangible assets and goodwill totaling US$145.7 million in 2010, but we did not incur such impairment loss in 2009.

In the second quarter of 2010, we recorded impairment charge of US$89.1 million against the goodwill and intangible assets for three out of the six acquired advertising agency businesses, namely, Peak, Goldwhite and Ahead. Due to the change in relevant regulations in the PRC in 2010, there was a significant decline in customer demand, intense pricing pressure and increasing competition of Peak, Goldwhite and Ahead reporting units which indicated the potential impairment loss on the goodwill and intangible assets of these reporting units. We therefore performed impairment analysis for these reporting units in June 2010. Accordingly, we recorded impairment loss in aggregate of US$81.6 million against the goodwill allocated to the Peak, Goldwhite and Ahead reporting units, and impairment loss in aggregate of US$7.5 million against the intangible assets arising from the acquisitions of Peak, Goldwhite and Ahead. The remaining three acquired agencies are not subject to impairment loss.

When we performed annual impairment test for the Digital Media Group reporting unit in December 2010, we determined that the poorer than expected performance of the Digital Media Group reporting unit led to a potential impairment of the goodwill and intangible assets in connection with our acquisition of Digital Media Group. In addition, we believed that there was false, deceptive and misleading information concerning Digital Media Group’s financial condition and performance provided by the former management and selling shareholders of Digital Media Group, and as a result, we launched a lawsuit against the selling shareholders of Digital Media Group in December 2010. As a result of our impairment test, we recorded impairment loss of US$14.9 million against the goodwill of allocated to the Digital Media Group reporting unit in December 2010. In addition, we also recorded impairment charge of US$41.7 million against the intangible assets arising from our acquisition of Digital Media Group.
     Loss from Equity Method Investees. Our loss from equity method investees decreased to US$0.1 million in 2010 from US$1.0 million in 2009, which is mainly due to the improvement of the operating results of our equity method investees.
     Operating Profit (Loss). As a result of the foregoing, our operating loss amounted to US$166.6 million in 2010 as compared to an operating profit of US$27.1 million in 2009.
     Interest Income. Our interest income increased to US$2.1 million in 2010 from US$1.9 million in 2009.
     Interest Expense. Our interest expense was US$5.0 million in 2010, compared to US$0.1 million in 2009. The interest expense was primarily attributable to short-term bank loans from our overseas credit line and long-term bank loan from our long-term credit facilities, which we entered into in January 2010, as well as the assumption of short-term bank loans and bank overdrafts, which were borrowed from PRC financial institutions, as a result of our acquisition of Digital Media Group in 2010.
     Income Taxes. We recognized income tax benefit of US$18.2 million in 2010, compared to income tax expense of US$2.3 million in 2009. The income tax benefit in 2010 was primarily due to (1) a tax credit of US$12.2 million in connection with the impairment loss on intangible assets and (2) the utilization of deferred tax liabilities in respect of the intangible assets arising from our acquisitions completed in 2008 and 2010, and (3) the recognition of deferred tax assets for the tax losses carryforwards in certain consolidated VIE entities. We believe it is more likely than not that these VIE entities can generate sufficient future taxable income to utilize such tax losses carryforwards.
     Net Loss (Income) Attributable to Noncontrolling Interest. Our net income attributable to noncontrolling interest amounted to US$0.1 million in 2010 compared to net loss attributable to noncontrolling interest of US$0.1 million in 2009, primarily as a result of the improvement of operating result of a subsidiary.
     Net Income (Loss) Attributable to VisionChina Media Inc. Shareholders. As a result of the foregoing, our net loss amounted to US$151.3 million in 2010 as compared to a net income of US$26.6 million in 2009.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     Total Revenues. Our total revenues increased to US$120.7 million in 2009 from US$104.1 million in 2008.
•	Our advertising service revenue increased to US$120.7 million in 2009 from US$103.5 million in 2008. We experienced an increase in advertising service revenue primarily as a result of increased sales of advertising time on our mobile digital television advertising network achieved by the expansions of our strong sales and advertising networks in 2009 and acquisitions of six advertising agency businesses in 2008. In 2009, we expanded our operations to include additional advertising time on buses in Hangzhou, Tianjin, Suzhou and Xiamen and additional subway advertising time in Beijing. The six advertising agency businesses we acquired in 2008 contributed to 56% and 53% of our total revenues in 2008 and 2009, respectively.

•	We did not generate any advertising equipment revenue in 2009, compared with US$0.6 million in 2008, as our existing direct investment entities completed the initial expansion of their local networks and scaled back their purchases of digital television displays and related equipment from us.

     Cost of Revenues. Our cost of revenues increased significantly to US$61.1 million in 2009 from US$41.1 million in 2008.
•	Our advertising service cost increased significantly to US$61.1 million in 2009 from US$40.6 million in 2008.
•	Our media cost increased to US$49.9 million in 2009 from US$30.9 million in 2008. We experienced an increase in media cost primarily due to a large increase in the amount of media cost paid to our exclusive agency partner companies to secure advertising time. Our media cost for our exclusive agency cities increased to US$43.3 million in 2009 from US$28.0 million in 2008. The number of cities operating under our exclusive agency model increased to 16 cities as of December 31, 2009 from 12 cities as of December 31, 2008. To a lesser extent, we also attribute the increase in our media cost to increased demand for advertising time in cities operating under our direct investment and outreach agency models that require us to purchase the advertising time from the local mobile digital television network operating in that city. We also attribute a portion of the increase in our media cost to the annual increase in the amount of media cost under the terms of our contracts with our exclusive agency partner companies in our existing cities.

•	Our depreciation increased to US$1.8 million in 2009 from US$1.2 million in 2008 as a result of the increase in the number of digital television displays located in our exclusive agency cities.

•	Our business tax increased to US$6.8 million in 2009 from US$6.3 million in 2008 as a result of the increase in our revenues.

•	Our other operating costs include salaries and expenses related to installation and maintenance of the displays in our network and increased to US$2.7 million in 2009 from US$2.2 million in 2008, primarily due to the expansion of our network into new cities and also in the cities where we already operated.
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
     As of December 31, 2010, we had US$67.2 million in cash and cash equivalents. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts. We believe that our current cash on hand, expected cash flows from operations and available credit facilities from financial institutions will be sufficient to meet our anticipated cash needs for at least the next 12 months.
     As of December 31, 2010, we had short-term bank loans of US$61.2 million from our short-term overseas credit line, which is secured by a pledged deposit of the RMB equivalent of US$70.1 million in the PRC, and bank loans of US$60.5 million maturing within one year under the credit facilities provided by Bank of China Shenzhen Branch.
     In January 2010, as a result of our acquisition of Digital Media Group, we assumed short-term bank loans of US$7.3 million and bank overdraft of US$35.6 million, which were borrowed from PRC financial institutions, and were repaid by end of 2010.
     In July 2010, following a definitive agreement entered into between our company and our certain existing shareholders and employees dated June 25, 2010, we issued an aggregate of 4,006,474 common shares at a subscription price of US$3.22 per share, equivalent to US$3.22 per ADS, to these shareholders and employees. We received net proceeds of US$12.9 million from this share issuance transaction.
     In January 2011, we issued 15,331,305, 1,022,087 and 1,022,087 common shares to Focus Media, JJ Media Investment Holding Limited and Front Lead, respectively, each at a price of US$3.979 per share, equivalent to US$3.979 per ADS pursuant to the securities purchase agreements entered into between our company and each of these companies. We received net proceeds of approximately US$69.0 million from this share issuance transaction.
     We did not generate net income for any quarter since our inception until the three months ended June 30, 2007, in which we generated net income of US$0.3 million. We generated net income attributable to our shareholders of US$46.8 million and US$26.6 million in 2008 and 2009, respectively, but incurred net loss attributable to our shareholders of US$151.3 million in 2010, mainly as a result of the impairment loss made against goodwill and intangible assets of US$145.7 million and the decrease in our gross profit due to the significant increase in our media cost. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 180 days following the month in which the advertisement is displayed. We expect our accounts receivable to increase as a result of the rapid growth in our advertising service revenue. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. We currently rely on our cash on hand and at bank as well as cash generated from operating activities to fund our liquidity needs. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain additional short-term or long-term bank financing. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

     The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
		(US$)
Net cash provided by (used in) operating activities	24,329,809	39,397,267	(22,210,745)
Net cash used in investing activities	(21,762,467)	(170,649,621)	(29,628,601)
Net cash provided by financing activities	24,615,240	37,133,503	48,340,743
Effect of changes in exchange rate	4,926,045	(295,348)	1,875,852
Net increase (decrease) in cash and cash equivalents	32,108,627	(94,414,199)	(1,622,751)
Cash and cash equivalents, beginning of year	131,139,659	163,248,286	68,834,087
Cash and cash equivalents, end of year	163,248,286	68,834,087	67,211,336
Operating Activities
     Our net cash used in operating activities amounted to US$22.2 million in 2010, compared to net cash provided by operating activities of US$39.4 million in 2009 and net cash provided by operating activities of US$24.3 million in 2008. Our net cash used in operating activities in 2010 is primarily as a result of the decrease in our gross profit because we expanded our operations in new cities, especially after we completed our acquisition of Digital Media Group, and our media cost increased significantly in 2010.
Investing Activities
     Our net cash used in investing activities amounted to US$29.6 million in 2010, US$170.6 million in 2009 and US$21.8 million in 2008, respectively. Our net cash used in investing activities increased in 2010 is primarily attributable to settlement of the consideration payable of US$68.5 million in connection with six advertising agency businesses we acquired in 2008, which was offset by the cash of US$3.8 million and restricted cash of US$42.4 million we acquired from Digital Media Group. The restricted cash we acquired from Digital Media Group mainly represented the cash pledged for short-term bank borrowings, and upon repayment of the short-term bank borrowings by end of 2010, the restriction on such cash was removed. The remaining amount of net cash used in investing activities in 2010 was mainly due to an increase in our restricted cash of US$6.0 million. This restricted cash balance was for a pledge of a bank deposit used to obtain an offshore bank credit line. The purpose of the offshore bank credit line is to finance foreign currency payments for our acquisitions mentioned above.
     We purchased all of the outstanding equity interests of six British Virgin Islands companies from sellers of them pursuant to share subscription agreements entered into in April, May and August 2008 in connection with our acquisition of certain advertising agency businesses in China. These acquisitions broadened our advertising client base and expanded our sales team with experienced industry professionals. With respect to each of the acquired businesses, we entered into a share subscription agreement with the sellers of such business, under which we paid a deposit up front. In addition, we and the sellers determined the earnings (as defined below) generated by such business in the period from the completion of the acquisition through remainder of 2008 and in 2009 and 2010 after the end of the relevant periods. If there are earnings for any of these relevant periods, we will make payments to the sellers, the amount of which will be determined in reference to cash actually received in respect of the net revenues generated by these businesses.
     The purchase price was comprised entirely of contingent consideration based on multiples ranging from 1.0 to 2.3 on the earnings of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010, contingent upon the collection of the relevant revenues of respective acquired businesses (the “Earn-out Consideration”). The earnings represents advertising service revenue generated by the acquired business as deducted by the relevant operating costs and expenses (including media costs, business taxes and surcharges, sales and marketing expenses, general and administrative expenses, allowance for doubtful accounts) incurred by the corresponding acquired businesses. The Earn-out Consideration is assessed quarterly and to be settled on demand.
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
     Pursuant to the terms of the acquisition agreements, the Group paid initial deposits of $16.7 million in the year ended December 31, 2008. These initial deposits will be used to offset a portion of the additional consideration payable at the end of the earn-out period, which is by the end of June 2011 (see below for details on the additional consideration payable).
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

The total contingent consideration for Century is capped at RMB 63.9 million.
     The following table summarizes the maximum Earn-out Consideration for the years ended December 31, 2008, 2009 and 2010 if the relevant revenues of the acquired business in 2008, 2009 and 2010 are fully collected:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
Total Earn-out Consideration: (US$)
— 2008	22,495,063	12,682,567	8,976,319	9,365,189	12,191,410	3,727,453	69,438,001
— 2009	25,823,672	11,835,676	7,732,219	11,122,901	13,623,225	5,096,020	75,233,713
— 2010	2,309,706	983,706	495,138	1,337,715	1,892,764	463,174	7,482,203
Unrecognized consideration payable at December 31, 2010	—	549,031	—	—	2,070,378	—	2,619,409
     The following table summarizes the details of the Earn-out Consideration payables from that date of acquisition to December 31, 2010:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
Earn-out Consideration payable at December 31, 2008	$14,077,134	$3,486,233	$4,037,393	$4,808,952	$4,933,377	$2,167,694	$33,510,783

Additional Earn-out Consideration for 2008	8,417,929	9,196,334	4,938,926	4,556,237	7,258,033	1,559,759	35,927,218

Earn-out Consideration for 2009	25,823,672	4,881,252	5,154,755	4,792,551	6,917,422	4,445,735	52,015,387

Less: Cash settlements in 2009	(20,280,617)	(12,268,699)	(8,495,113)	(8,065,394)	(11,840,634)	(3,298,945)	(64,249,402)

At December 31, 2009	$28,038,118	$5,295,120	$5,635,961	$6,092,346	$7,268,198	$4,874,243	$57,203,986
Additional Earn-out Consideration for 2009	—	6,405,393	2,577,464	6,330,350	5,890,039	650,285	21,853,531
Earn-out Consideration for 2010	2,309,706	983,706	495,138	1,337,715	638,150	463,174	6,227,589
Less: Cash settlements in 2010	(23,776,583)	(10,921,164)	(7,281,461)	(9,904,807)	(11,930,914)	(4,694,249)	(68,509,178)
Offset by prepayment	(6,571,241)	(1,225,057)	(1,427,102)	(3,855,604)	—	(1,271,392)	(14,350,396)

At December 31, 2010	$—	$537,998	$—	$—	$1,865,473	$22,061	$2,425,532

Recorded in the balance sheet
At December 31, 2010
- Current	$—	$537,998	$—	$—	$1,865,473	$22,061	$2,425,532
- Non-current	$—	$—	$—	$—	$—	$—	$—
We have made cash settlement of US$64.2 million and US$68.5 million for the Earn-out Consideration in 2009 and 2010, respectively. Earn-out consideration payable of US$14.4 million was offset against the initial deposit we paid in 2008 because all the revenues for the Earn-out Consideration in four of the acquired advertising agency businesses were fully collected by end of December 31, 2010. Earn-out consideration is determined based on the net revenues of the acquired advertising agency businesses and the cash collected in respect to the net revenues generated by these businesses. The Earn-out Consideration is calculated based on multiples ranging from 1.0 to 2.3 on the earnings , as stipulated in the acquisition agreements, of each of the businesses acquired. Payment of the Earn-out Consideration is based on the percentage of revenues collected. Therefore, receivables recorded as of December 31, 2008 related to 2008 revenues that were subsequently collected in 2009 result in a liability for an additional portion of the 2008 Earn-out Consideration. For the 2009 Earn-out Consideration, because not all of the 2009 revenues were collected as of December 31, 2009, we recorded payable of 2009 Earn-out Consideration of US$52.0 million and US$21.9 million in 2009 and 2010, respectively, based on the percentage of 2009 revenues collected in each of these two years, and the remaining 2009 Earn-out Consideration of US$1.3 million is expected to become payable in 2011 when the receivables recorded as of December 31, 2009 related to the 2009 revenues are collected. For the maximum 2010 Earn-out Consideration of US$7.5 million, because not all of the 2010 revenues for the six acquired businesses were collected as of December 31, 2010, additional Earn-out Consideration payable of US$1.3 million is expected to be recorded in 2011 as the receivables recorded at December 31, 2010 related to the 2010 revenues are collected in 2011.
     The Earn-out Consideration payable of US$2,425,532 as of December 31, 2010 was expected to be settled in 2011 and is classified as current liability on the consolidated balance sheet.
     In October 2009, we entered into an agreement and plan of merger (which was amended and restated in November 2009) to acquire Digital Media Group through a merger of a subsidiary with and into Digital Media Group, which was completed in January 2010. Under the agreement and plan of merger, the total consideration of US$160 million which is a notional amount is payable in three installments over two years by means of cash and our common shares. In November 2009, we deposited cash in the amount of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, as the initial installment, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan and merger. Two subsequent installments of US$30 million each will be paid on the first and second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible former shareholders of Digital Media Group. Our preliminary valuation of the acquisition date fair value of the consideration transferred was approximately US$167 million, which was greater than the notional amount of US$160 million due to the fair value adjustments of consideration payable in the form of shares. We expect to settle the cash consideration payable with our cash balance. Although we have not paid any of the two subsequent installments totaling $60 million as a result of an ongoing lawsuit we filed against the selling shareholders of Digital Media Group in December 2010, we have sufficient cash on hand in the event that such payment is required by the Supreme Court, and therefore, we do not believe the lawsuit will have material adverse impact on our liquidity or capital resources.

Financing Activities
     Our net cash provided by financing activities amounted to US$48.3 million in 2010, compared to US$37.1 million in 2009 and US$24.6 million in 2008. Our net cash provided by financing activities in 2008 primarily consisted of proceeds from our public offering for the sale of 1,150,000 ADSs in August 2008 and proceeds from exercise of share options. Our net cash provided by financing activities in 2009 is mainly attributable to (i) an increase of US$40.8 million in net proceeds under an offshore credit line and (ii) an increase of US$0.7 million in net proceeds from a domestic loan. We also used US$5.0 million for share repurchases in 2009. Our net cash provided by financing activities in 2010 primarily consisted of proceeds from bank loans of US$78.2 million, and proceeds from issuance of common shares to our certain existing shareholders and employees of US$12.9 million, which was offset by the repayment of bank loans amounting to US$42.8 million.
Capital Expenditures
     We had capital expenditures of US$5.0 million, US$1.6 million and US$3.6 million for the years ended December 31, 2008, 2009 and 2010, respectively. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2011 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.
     In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers. As of May 31, 2011, our local operating partners in the nine cities have not begun the conversion process. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in five of these nine cities. The total cost of converting the equipment to the National Standard in these five cities (Beijing, Guangzhou, Nanjing, Changchun and Zhengzhou) is not expected to exceed RMB13 million. However, we and our local operating partners have not yet determined the allocation of the conversion expenses for all the nine remaining cities. We believe that these capital expenditures would not materially affect our liquidity For details of the required compliance with the National Standard, please refer to “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not meet the newly adopted PRC national standards for mobile digital television operations. We will be required to spend significant capital and other resources to convert the digital television broadcasting infrastructure of our local operating partners to these national standards, which could materially and adversely affect our business, financial condition and results of operations” on page 11.
Recently Issued Accounting Pronouncements
     In April 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-13, Compensation-Stock Compensation (Topic 718) — Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades — a consensus of the FASB Emerging Issues Task Force. ASU 2010-13 provides amendments to FASB ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update do not expand the recurring disclosures required by FASB ASC 718. Disclosures currently required under FASB ASC 718 are applicable to a share-based payment award, including the nature and the term of share-based payment arrangements. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. We are currently evaluating the impact of the adoption of ASU 2010-13 on our financial statements.
     In April 2010, the Emerging Issues Task Force reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition — Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. We are currently evaluating the impact of the adoption of ASU 2010-17 on our financial statements.
     In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the year had occurred as of the beginning of the comparable prior annual reporting only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by FASB ASC 805 that enters to business combinations that are material on an individual or aggregated basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010 and are to be applied prospectively as of the date of adoption. We are currently evaluating the impact of the adoption of ASU 2010-29 on our financial statements.

     In December 2010, the FASB issued ASU 2010-28, When to perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity is required to consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The guidance is effective for impairment tests performed during fiscal years (and interim periods within those years) that begin after December 15, 2010. We are currently evaluating the impact of the adoption of ASU 2010-28 on our financial statements.

C.	Research and Development
     We do not make, and do not expect to make, significant expenditures on research and development activities.

D.	Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, net loss, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	(US$)
Long-term purchase agreement	323,935,000	87,839,000	159,975,000	64,360,000	11,761,000
Operating lease obligations	2,067,352	1,040,175	640,477	276,519	110,181
Consideration for an acquisition	60,000,000	30,000,000	30,000,000	—	—

Total contractual obligations	386,002,352	118,879,175	190,615,477	64,636,519	11,871,181
     We have entered into several agreements under our exclusive agency model to purchase advertising time from local mobile digital television companies for a period of five to ten years. As of December 31, 2010, future minimum purchase commitments under these agreements totaled approximately US$323.9 million.
     Operating lease obligations represent leasing arrangements relating to the lease of our office premises. Consideration for an acquisition relates to payment obligations for the remaining two installments, each in the amount of US$30 million, of the total consideration of our acquisition of Digital Media Group. Eligible former shareholders of Digital Media Group may elect to receive US$10 million in each of the two US$30 million installments in the form of cash or our common shares.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of May 31, 2011.

Name	Age	Position/ Title
Limin Li	50	Chairman of the Board of Directors, Chief Executive Officer
Haijun Liu	48	Chief Development Officer
Yan Wang	33	Vice President of Finance

Name	Age	Position/ Title
Yanqing Liang	39	Director
William Decker	65	Independent Director
Xisong Tan	63	Independent Director
Yunli Lou	43	Independent Director
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

B.	Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
     In 2010, the aggregate cash compensation to our executive officers, including all the directors, was US$0.8 million. For options granted to officers and directors, see “—2006 Share Incentive Plan.”
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
     Our board of directors has only granted options to participants in our 2006 share incentive plan. As of March 31, 2011, there were 2,148,858 common shares issuable upon the exercise of outstanding share options and restricted shares at a weighted average exercise price of US$4.13 per share, and there were 1,421,560 common shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. The following table summarizes, as of March 31, 2011, the outstanding options granted to our directors and executive officers and other individuals as a group.

Ordinary
	Shares	Exercise
	Underlying	Price
	Outstanding	Underlying
	Options or	Outstanding
	restricted	Options
Name	Shares	(US$/Share)	Grant Date	Expiration Date

Limin Li	350,000	6.545	August 30, 2007	August 30, 2017
Haijun Liu(1)	*	1.00/	December 8, 2006/	December 8, 2016/
		8.53	October 8, 2009	October 8, 2019
Yan Wang(2)	*	5.48/	June 17, 2009	June 17, 2019
		8.53	October 8, 2009	October 8, 2019
William Decker(3)	*	6.545	October 31, 2007	October 31, 2017
		4.68	April 2, 2010	April 2, 2020
Xisong Tan(4)	*	1.00	December 8, 2007	December 8, 2016
		4.68	April 2, 2010	April 2, 2020
Yunli Lou(5)	*	5.82/	December 11, 2008/	December 11, 2018/
		8.53	October 8, 2009	October 8, 2019
Other individuals as group	1,523,858	5.23	(6)	(7)

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding common shares, assuming the conversion of all of our outstanding preferred shares.

(1)	A portion of the options was granted on December 8, 2006 with an exercise price of US$1.00 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(2)	A portion of the options was granted on June 17, 2009 with an exercise price of $5.48 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(3)	A portion of the options was granted on October 31, 2007 with an exercise price of $6.545 and another portion was granted on April 2, 2010 with an exercise price of US$4.68.

(4)	A portion of the options was granted on December 8, 2006 with an exercise price of $6.545 and another portion was granted on April 2, 2010 with an exercise price of US$4.68.

(5)	A portion of the options was granted on December 11, 2008 with an exercise price of US$5.82 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(6)	Options were granted to other individuals on various dates.

(7)	Other individuals’ options expire on various dates.

C.	Board Practices
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
     As of December 31, 2008, 2009 and 2010, we had 473, 553 and 867 full-time employees, respectively. As of December 31, 2010, we had 102 employees in management and administration, 585 in sales and marketing and 180 in network maintenance and development.
     We plan to hire additional employees in all functions as we grow our business. None of our employees is represented by a labor union or other collective bargaining agreements. Since establishment, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.
     The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable PRC regulations, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund. Our total contribution for such employee benefits required by applicable PRC regulations amounted to US$483,065, US$743,516 and US$1,431,972 for the years ended December 31, 2008, 2009 and 2010, respectively.

E.	Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our common shares as of January 13, 2011 upon completion of the issuance of our common shares to Focus Media, JJ Media and Front Lead by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Limin Li(3)	17,529,849	17.1
Yanqing Liang(4)	4,981,714	4.9
Yunli Lou(5)	8,418,513	8.2
Yan Wang	*	*
Haijun Liu	*	*
William Decker	*	*
Xisong Tan	*	*
All directors and executive officers as a group(6)	31,171,738	30.5
Principal Shareholders:
Front Lead Investments Limited(7)	17,529,849	17.1
Milestone I, II and III(8)	6,684,108	6.5
Massive Sheen Investments Limited(9)	4,981,714	4.9
Columbia Wanger Asset Management, L.P.(10)	9,072,800	8.9
FMR LLC(11)	5,346,842	5.2
Focus Media Holding Limited(12)	15,331,305	15.1

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying options held by such person that are exercisable within 60 days of January 13, 2011. Percentage of beneficial ownership of each listed person is based on 102,250,087 common shares outstanding as of January 13, 2011, as well as the common shares underlying share options exercisable by such person within 60 days of January 13, 2011.

(3)	Includes 17,187,142 common shares owned by Front Lead Investments Limited, a British Virgin Islands company, and 342,707 common shares issuable upon the exercise of options granted to Front Lead Investments Limited that are exercisable within 60 days of the date of December 31, 2009. Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(4)	Includes 4,671,155 common shares owned by Massive Sheen Investments Limited, a British Virgin Islands company. Ms. Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(5)	Includes (i) 8,102,176 common shares held by Milestone I, Milestone II, Milestone III and Milestone IV, and (ii) 277,587 common shares (in ADS form) held by Linden Street Capital Limited, a limited liability company organized under the laws of the British Virgin Islands. Yunli Lou, a managing director of Milestone Capital Partners Limited, disclaims beneficial ownership of shares held by Milestone I, Milestone II, Milestone III and Milestone IV except to the extent of her pecuniary interest in these shares and (iii) 38,750 common shares issuable upon the exercise of options granted to Yunli Lou. Yunli Lou is the sole shareholder of Linden Street Capital Limited and her business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(6)	Include common shares held by all of our directors and executive officers as a group and common share issuable upon the exercise of all of the options that are exercisable within 60 days of January 17, 2011 held by all of our directors and executive officers.

(7)	Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(8)	Includes 5,684,108 common shares held by Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited, and Milestone Mobile TV Media Holdings III Limited, each of which is a limited liability company organized under the laws of the British Virgin Islands. Each of Milestone I, II and III has a mailing address of P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands. Milestone I, II and III are wholly owned by Milestone China Opportunities Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands. The general partner of the Milestone China Opportunities Fund II, L.P. is Milestone Capital Partners Limited, a limited liability company incorporated under the laws of the Cayman Islands. The sole director of Milestone Capital Partners Limited is Cherianne Limited, a company organized under the laws of the British Virgin Islands. Yuen Ho Wan and James Ngai, as all of the directors of Cherianne Limited, share the investment and voting power of Cherianne Limited. Ms. Wan’s and Mr. Ngai’s business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(9)	Yanqing Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(10)	Includes 9,072, 800 common shares represented by ADSs held by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust according to its Schedule 13G filed with the SEC on February 10, 2010. Columbia Acorn Trust is a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P. Columbia Wanger Asset Management, L.P. is a Delaware limited partnership, with the principal business address at 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(11)	Includes 5,346,842 common shares represented by ADSs owned by FMR LLC according to its Schedule 13G filed with the SEC on February 16, 2010. FMR LLC is a Delaware company with the business address at 82 Devonshire Street, Boston, Massachusetts 02109.

(12)	Includes 15,331,305 common shares held by Focus Media Holding Limited, a limited liability company incorporated in the Cayman Islands whose American Depositary Receipts are traded on the Nasdaq Global Market under the symbol “FMCN”. The mailing address of Focus Media Holding Limited is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.
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
     We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2008, 2009 and 2010.
Transactions with Our Direct Investment Entities
     Agreements to Purchase Advertising Time from and Sell Advertising Equipment to Our Direct Investment Entities
     Under our arrangements with our local operating partners, we are responsible for the procurement of equipment for our direct investment entities, such as digital displays and digital television receivers. We sell the advertising equipment to our direct investment entities at negotiated prices and record the sales of advertising equipment to our direct investment entities as advertising equipment revenue on our financial statements. We had advertising equipment revenue of US$0.6 million, nil and nil for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.5%, nil and nil of our total revenues in each respective year.
     We also purchase advertising placement services from our direct investment entities at negotiated prices. For the years ended December 31, 2008, 2009 and 2010, we paid an amount of US$8.0 million, US$10.3 million and US$16.4 million, respectively, to our direct investment entities for the advertising placement services.
Exclusive Agency Agreements with Our Direct Investment Entities
     We entered into an exclusive agency agreement with Shenzhen Mobile Television Co., Ltd., or Shenzhen Mobile, in December 2006. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Shenzhen for a term from January 1, 2007 to July 31, 2011. Under the agreement, we pay a pre-determined media cost each year to Shenzhen Mobile. We are responsible for installing additional digital television displays on the buses of the Shenzhen public transportation companies that have entered into agreements with Shenzhen Mobile. The cost in connection with such installation is deductible from the rental fees payable by us. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
     We entered into an exclusive agency agreement with Chengdu China Digital Mobile Television Co., Ltd., or Chengdu VisionChina Media Group, in July 2007. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Chengdu for a term from January 1, 2008 to December 31, 2015. Under the agreement, we pay a pre-determined media cost each year to Chengdu VisionChina Media Group. Chengdu VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Chengdu public transportation companies that have entered into agreements with Chengdu VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
     We entered into exclusive agency agreements with Wuxi Guangtong Digital Mobile Television Co., Ltd., or Wuxi Guangtong, in September 2007. These agreements grant us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Wuxi to advertisers that are not from Wuxi for a term from October 1, 2007 to December 31, 2013. Under these agreements, we pay a pre-determined media cost each year to Wuxi Guangtong. Wuxi Guangtong is responsible for installing additional digital television displays on the buses of the Wuxi public transportation companies that have entered into agreements with Wuxi Guangtong. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
     We entered into an exclusive agency agreement with Ningbo China Digital Mobile Television Co., Ltd., or Ningbo VisionChina Media Group, in November 2007. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Ningbo for a term from January 1, 2008 to December 31, 2012. Under the agreement, we pay a pre-determined media cost each year to Ningbo VisionChina Media Group. Ningbo VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Ningbo public transportation companies that have entered into agreements with Ningbo VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.

     We entered into an exclusive agency agreement with Jilin Mobile Television Co., Ltd., or Jilin Mobile, in March 2008. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Changchun for a term from July 1, 2008 to June 30, 2014. Under the agreement, we pay a pre-determined media cost each year to Jilin Mobile. Jilin Mobile is responsible for installing additional digital television displays on the buses of the Changchun public transportation companies that have entered into agreements with Jilin Mobile. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
     We entered into an exclusive agency agreement with Hubei China Digital Mobile Television Co., Ltd., or Hubei VisionChina Media Group, in March 2008. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Wuhan for a term from April 1, 2008 to March 31, 2014. Under the agreement, we pay a pre-determined media cost each year to Hubei VisionChina Media Group. Hubei VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Wuhan public transportation companies that have entered into agreements with Hubei VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
     We entered into an exclusive agency agreement with Dalian China Digital Mobile Television Co., Ltd., or Dalian VisionChina Media Group, in March 2008. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Dalian for a term from April 1, 2008 to March 31, 2014. Under the agreement, we pay a pre-determined media cost each year to Dalian VisionChina Media Group. Dalian VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Dalian public transportation companies that have entered into agreements with Dalian VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
     We entered into an exclusive agency agreement with Suzhou China Digital Mobile Television Co., Ltd., or Suzhou VisionChina Media Group, in September 2009. This exclusive agency agreement grants us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Suzhou to advertisers that are not from Suzhou for a term from October 1, 2009 to December 31, 2013. Under the agreement, we pay a pre-determined media cost each year to Suzhou VisionChina Media Group. Suzhou VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Suzhou public transportation companies that have entered into agreements with Suzhou VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
     We entered into exclusive agency agreement with Changzhou China Digital Mobile Television Co., Ltd., or Changzhou VisionChina Media Group , in March 2010. This exclusive agency agreement grants us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Changzhou to advertisers that are not from Changzhou for a term from January 1, 2010 to March 18, 2017. Under the agreement, we pay a pre-determined media cost each year to Changzhou VisionChina Media Group. Changzhou VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Changzhou public transportation companies that have entered into agreements with Changzhou VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
     We entered into exclusive agency agreement with Chongqing Jielong Light Rail Advertising Co., Ltd., or Chongqing VisionChina Media Group, in April 2011 This exclusive agency agreement grants us the exclusive right to sell all the advertising time on the television network in Line 2 in Chongqing Light Rail for a term from January 1, 2011 to December 31, 2015. Under the agreement, we pay a pre-determined media cost each year to Chongqing Jielong Light Rail Advertising Co., Ltd. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.
Transactions with Affiliated Companies of Limin Li
Lease and loan with Meidi Zhiye
     We rented office space from Shenzhen Meidi Zhiye Development Co., Ltd., a former equity holder of VisionChina Media Group, or Meidi Zhiye, for the office space of our headquarters and VisionChina Media Group. The rent was determined based on negotiation. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Meidi Ziye’s equity interest and is the chairman of Meidi Zhiye. The rental expenses totaled US$163,511, US$191,758 and US$154,153 in 2008, 2009 and 2010, respectively.

Transactions with Champs Elysees
     In 2008, 2009 and 2010, VisionChina Media Group paid renovation charges of US$194,101, US$236,124 and US$270,864, respectively, to Champs Elysees Renovations Co., Ltd., or Champs Elysees Renovations. In 2008, 2009 and 2010, VisionChina Media Group also paid property management fees and utility expenses of US$22,661, US$26,820 and US$28,702 respectively, to Champs Elysees Renovations. Limin Li’s wife is the chairwoman of Champs Elysees Renovations.
Transaction Related to Our Corporate Structure
     Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiaries, CDTC and Beijing Eastlong Technology are ineligible to apply for the required licenses for providing advertising services in China. Our advertising business inside the PRC is operated through our contractual arrangements with VisionChina Media Group and Beijing Eastlong Advertising. CDTC and VisionChina Media Group entered into a series of agreements on March 30, 2006, including a technology and management service agreement, a domain name license agreement, a loan agreement, a proxy letter, an option agreement and an equity pledge agreement. CDTC and VisionChina Media Group entered into a series of new agreements on February 15, 2007, which replaced the agreements entered into on March 30, 2006 described in the preceding sentence. Beijing Eastlong Technology and Beijing Eastlong Advertising entered into a series of agreements, including a business cooperation agreement, loan agreements, option agreements and equity pledge agreements. These contractual arrangements enable us to exercise effective control over VisionChina Media Group Beijing Eastlong Advertising and their respective subsidiaries and receive substantially all of the economic benefits of these entities in consideration for the services provided by our subsidiary in China. We intend to continue our business operations in China upon the expiration of these contractual arrangements by renewing them or entering into new contractual arrangements if the then current PRC law does not allow us to directly operate advertising businesses in China. We believe that, under these contractual arrangements, we have sufficient control over VisionChina Media Group, Beijing Eastlong Advertising and their respective equity holders to renew or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements.
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
Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries
     Loan Agreement. CDTC entered into a loan agreement with Limin Li and Yanqing Liang on February 15, 2007 that allows us to capitalize our PRC operating affiliates in VisionChina Group and which facilitates the establishment of our current corporate structure in VisionChina Group. CDTC made an interest-free loan of RMB50 million to the equity holders of VisionChina Media Group. The loan can be repaid only with the proceeds from the transfer of the equity interest in VisionChina Media Group by the equity holders to CDTC or to another person designated by CDTC pursuant to the Option Agreement as discussed below. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.
     Beijing Eastlong Technology entered into a series of loan agreements and amendments thereto with Qijun Men and Haifeng Wang in February 2005, March 2007 and May 2008, that allowed Beijing Eastlong Advertising to capitalize its PRC operating affiliates and facilitates the establishment of the current corporate structure. Beijing Eastlong Technology made an interest-free loan of RMB20 million to the equity holders of Beijing Eastlong Advertising. This loan can only be repaid by transferring the equity interest in Beijing Eastlong Advertising by the equity holders to Beijing Eastlong Technology or to another person designated by Beijing Eastlong Technology. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

     Proxy Letter. Limin Li and Yanqing Liang signed certain proxy letters on February 15, 2007, pursuant to which Limin Li and Yanqing Liang have granted an employee of CDTC, who is a PRC citizen, the right to exercise all their voting rights as equity holders of VisionChina Media Group as provided under its articles of association. Such grant must be approved by CDTC and the grantee must be an employee of CDTC. If the grantee ceases to be an employee of CDTC, then the grantors will revoke the proxy and grant a similar proxy to a then-current employee of CDTC designated by CDTC. The proxy letters will remain effective until February 15, 2032.
     Option Agreement. CDTC and Limin Li and Yanqing Liang entered into an option agreement on February 15, 2007, pursuant to which CDTC has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, part or all of the equity interests in VisionChina Media Group owned by Limin Li and Yanqing Liang. The purchase price for the entire equity interest shall be the greater of (i) RMB50 million and (ii) the minimum price permitted by applicable PRC law and agreed upon by the parties. The option agreement remains in effect until the completion of the transfer of all the equity interest in accordance with the option agreement. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.
     Beijing Eastlong Technology and Qijun Men and Haifeng Wang entered into a series of option agreements and amendments thereto in February 2005, March 2007 and May 2008, pursuant to which Beijing Eastlong Technology has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, all of the equity interests in Beijing Eastlong Advertising owned by Qijun Men and Haifeng Wang. The purchase price for the entire equity interest shall be RMB20 million. The option agreement remains in effect until the completion of the transfer of all the equity interest in accordance with the option agreement.
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
     We believe that the Former Digital Media Group Shareholders’ claims and related motions are without merit and intend to vigorously defend the claims and oppose the motions. Accordingly, no provision for loss contingencies was recorded in connection with the litigation with the Former Digital Media Group Shareholders in our consolidated financial statements. The motions were presented to the Supreme Court of the State of New York on March 15, 2011. No decision has been reached by court regarding the initial filing by our company and the countersuit by the Former Digital Media Group Shareholders as of June 30, 2011.
     Other than as disclosed above, we are currently not a party to any other material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
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
     On December 30, 2010, our company and Focus Media announced that the two companies had entered into a securities purchase agreement, pursuant to which Focus Media would purchase our 15,331,305 newly issued common shares at a price of US $3.979 per share, equivalent to US$3.979 per ADS, for a total consideration of approximately US$61.0 million. JJ Media, an entity owned by Jason Nanchun Jiang, the chairman and chief executive officer of Focus Media and one of Focus Media’s largest shareholders, and Front Lead, an entity beneficially owned by Limin Li, also announced their intention to each acquire 1,022,087 newly issued common shares of VisionChina Media at the price of US$3.979 per share, equivalent to US$3.979 per ADS, each for a consideration of approximately US$4.0 million. The transaction was subject to customary closing conditions and was completed in January 2011. Following the transaction, Front Lead, an entity beneficially owned by Limin Li, remained our largest shareholder with 17.1% of our outstanding issued common shares.
     To date, we have received all the consideration of this share issuance transaction in cash of approximately $69.1 million, with a corresponding increase in our equity.
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

	Market Price Per ADS
	High	Low
Yearly:
2007 (since December 6)	9.80	7.63
2008	25.60	4.25
2009	12.27	4.80
2010	11.85	2.51
Quarterly:
2009
First quarter	7.80	5.06
Second quarter	8.18	4.80
Third quarter	8.15	5.21
Fourth quarter	12.27	7.04
2010
First quarter	11.85	4.61
Second quarter	5.04	2.51
Third quarter	4.70	2.90
Fourth quarter	5.10	3.41
Monthly:
2010
September	4.70	3.55
October	5.10	4.11
November	4.24	3.41
December	4.72	3.57
2011
January	4.83	4.30
February	4.99	4.28
March	4.38	3.75
April	4.49	3.87
May	4.68	3.78
June (through June 29)	3.85	2.22

     As of May 31, 2011, a total of 64,155,749 ADSs were outstanding. As of May 31, 2011, a total of 64,155,749 common shares were registered in the name of a nominee of The Bank of New York Mellon, the depositary for the ADSs. We have no further information as to common shares or ADSs held, or beneficially owned, by U.S. persons.

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

Passive Foreign Investment Company
     Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2010, and we do not expect to be a PFIC for 2011 or to become one in the foreseeable future, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:
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
     The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our consolidated affiliated PRC entities. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these consolidated affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the consolidated affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for 2010 and any taxable year thereafter. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.
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

     We use the U.S. dollar as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our PRC subsidiaries is the Renminbi. All of our subsidiary’s transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiary existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our public offering in August 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Except for certain cash balances, majority of our transactions are denominated in Renminbi. Considering the amount of our cash balance as of December 31, 2010, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of RMB4.0 million (US$0.6 million) for our total amount of cash balance, with a corresponding decrease or increase in operating loss for the year ended December 31, 2010.
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
     On December 3, 2009, we entered into a credit facility agreement with the Bank of China to provide a maximum loan amount of RMB 400 million (US$60.6 million). The long-term loan under this credit facility may be drawn at any time within two years from the effective date of the agreement and will mature in a period up to two years after it is drawn. The loan, when drawn, will carry a floating interest rate equal to of 90% of the People’s Bank of China benchmark rate. As of December 31, 2010, we had a loan of US$60.5 million, which will be repayable in full on December 30, 2011, under this credit facility.
     As of December 31, 2010, we had short-term loans of $61.2 million with Macau Branch of Bank of China, which was secured by RMB equivalent of US$70.1 million pledged with Shenzhen Branch of the Bank of China. The loans carried an annual interest rate of 1.72%, and the pledged deposits carried an annual interest rate of 2.25%.
     Our management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expense on our borrowings may increase due to changes in market interest rates. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.

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

Payments by Depositary
     In 2010, we received the following payments from The Bank of New York Mellon, the depositary bank for our ADR program:

US$
Item	(in thousands)
Reimbursement of investor relations efforts	272
Reimbursement of legal fees	1
Reimbursement of Nasdaq listing fees	5
Reimbursement of proxy process expenses	19
Reimbursement of SEC filing fees	42
Reimbursement of Sarbanes-Oxley and accounting-related expenses in connection with ongoing SEC compliance and listing requirements	—
Reimbursement of other ADR program-related expenses	4

Total	343

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
     None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to the Rights of Securities Holders
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Use of Proceeds
     We completed our initial public offering of 13,500,000 common shares, in the form of ADSs, at US$8.00 per ADS in December 2007, after our common shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$108.0 million, of which we received net proceeds of US$96.7 million. The effective date of our registration statement on Form F-1 (File number: 333-147275) was December 5, 2007. Credit Suisse and Merrill Lynch were the joint global coordinators and book runners for the global offering of our ADSs.
     We completed a subsequent public offering of 1,150,000 newly issued common shares, in the form of ADSs, at US$16.00 per ADS in August 2008, after our common shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$18.4 million, of which we received net proceeds of US$16.0 million. The effective date of our registration statement of Form F-1 (File number: 333-152726) was August 1, 2008. Credit Suisse, Morgan Stanley and Merrill Lynch were the joint global coordinators and book runners for the global offering of our ADSs.
     As of March 31, 2010, approximately US$80.4 million of the net proceeds from our public offerings has been used for acquisitions of six advertising agency companies and Digital Media Group and capital expenditures, and approximately US$32.3 million has been used for general corporate purposes.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our vice president of finance (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.
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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2010 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010.

Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and the Shareholders of VisionChina Media Inc.:
     We have audited the internal control over financial reporting of VisionChina Media Inc. and its subsidiaries and variable interest entity (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company, and our report dated June 30, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
June 30, 2011
Changes in Internal Control Over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
     Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our Chief Executive Officer, Chief Development Officer, Vice Presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	Principal Accountant Fees and Services
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2009	2010
	(US$)
Audit Fees(1)	850,000	1,050,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	450,000

Total	850,000	1,500,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting.

(2)	Audit-related fees include the aggregate fees billed in each of fiscal period listed for assurance and related services by our principal auditors that are reasonably related to the performance of audit or review of our annual financial statements not reported under our audit fees.

(3)	Tax fees include fees billed for tax consultations.

(4)	Other fees include the fees billed by our principal auditors in connection with their audit of the financial statements of Digital Media Group for fiscal years ended December 31, 2008 and 2009, which could be used in the filing of registration statement on Form F-3, if any, with the SEC.
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
Part III

Item 17.	Financial Statements
     We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
     The following financial statements are filed as part of this annual report, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2009 and 2010

•	Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010

•	Consolidated Statements of Changes of Equity and Comprehensive Income (Loss) for the years ended December 31, 2008, 2009 and 2010

•	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

•	Notes to the Consolidated Financial Statements

•	Condensed Financial Information of Registrant — Schedule I

Item 19.	Exhibits

Exhibit
Number	Description of Document
1.1	Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

1.2	Form of Second Amended and Restated Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.1	Specimen Certificate for Common Shares of VisionChina Media Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.2	Form of American Depositary Receipt of VisionChina Media Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.3	Form of Deposit Agreement among VisionChina Media Inc., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.1	Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.2	Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.3	Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.4	Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.5	Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.6	Registrant’s 2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.8	Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.9	Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.10	Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.11	Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.12	Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.13	Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.14	Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.15	Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.16	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.17	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit
Number	Description of Document
4.18	Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.19	Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.20	Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.21	Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.22	Amended and Restated Agreement and Plan of Merger dated November 16, 2009, among VisionChina Media Inc., Vision Best Limited, Digital Value Holdings Limited, Digital Media Group Company Limited and the Shareholder Representative (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.23	Registration Rights Agreement dated as of November 16, 2009 among VisionChina Media Inc. and the investors signatories thereto (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.24	Translation of RMB Loan Agreement, dated as of December 3, 2009, between VisionChina Media Group Inc., and Bank of China, Shenzhen Branch (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.25	Translation of Guarantee Contract between VisionChina Digital Company and Bank of China Shenzhen Branch (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.26	Securities Purchase Agreement, dated as of December 30, 2010 by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001- 33821), as amended, filed with the Commission on June 27, 2011)

4.27	Shareholders Agreement, dated as of January 13, 2011 by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li, and VisionChina Media Inc. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001- 33821), as amended, filed with the Commission on June 27, 2011)

4.28	Registration Right Agreement, dated as of January 13, 2011 by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited, and Front Lead Investments Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001- 33821), as amended, filed with the Commission on January 21, 2011)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VISIONCHINA MEDIA INC.
By	/s/ Limin Li
Name:	Limin Li
Title:	Chairman and Chief Executive Officer

Date: June 30, 2011

VISIONCHINA MEDIA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of VisionChina Media Inc.:
We have audited the accompanying consolidated balance sheets of VisionChina Media Inc. and subsidiaries and variable interest entities (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes of equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also include the financial statement schedule listed in the Index as Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
June 30, 2011

VISIONCHINA MEDIA INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. Dollars (“$”), except number of shares)

			December 31,
	Notes		2009	2010
ASSETS
Current Assets:
Cash and cash equivalents			$68,834,087	$67,211,336
Restricted cash			64,368,455	70,061,961
Accounts receivable, net of allowance for doubtful accounts of $1,177,190 and $1,241,874 as of December 31, 2009 and 2010, respectively	4		37,050,076	51,084,505
Amounts due from related parties	20	(a)	4,334,472	3,177,665
Prepaid expenses and other current assets	5		10,049,007	32,031,943
Deferred tax assets	15		41,309	—

Total current assets			$184,677,406	$223,567,410

Non-current Assets:
Fixed assets, net	6		$9,192,741	$14,307,881
Goodwill	7		109,017,669	134,570,979
Intangible assets, net	8		11,455,972	43,941,934
Investments under equity method	9		6,670,189	6,618,828
Other investments	10		2,660,189	2,750,876
Long-term prepayments and deposits	11		65,241,570	13,778,574
Restricted cash			—	302,489
Deferred tax assets	15		—	3,120,980

Total non-current assets			$204,238,330	$219,392,541

TOTAL ASSETS			$388,915,736	$442,959,951

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	12		$40,800,000	$121,697,898
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to VisionChina Media Inc. (the “Company”) of $2,207,147 and $11,528,688 as of December 31, 2009 and 2010, respectively)			2,311,224	13,242,872
Amounts due to related parties	20	(b)	213,029	1,752,061
Consideration payable (including consideration payable of the consolidated VIEs without recourse to the Company of $47,873,901 and $2,425,532 as of December 31, 2009 and 2010, respectively)	3		47,873,901	36,425,532
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $2,411,156 and $443,350 as of December 31, 2009 and 2010, respectively)			2,411,156	443,350
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $7,272,649 and $9,110,362 as of December 31, 2009 and 2010, respectively)	13		9,326,208	11,953,226

Total current liabilities			$102,935,518	$185,514,939

VISIONCHINA MEDIA INC.
CONSOLIDATED BALANCE SHEETS — continued
(Amounts in U.S. Dollars (“$”), except number of shares)

		December 31,
	Notes	2009	2010
Non-current Liabilities:
Long-term bank loan	12	$731,294	$—
Consideration payable (including consideration payable of the consolidated VIEs without recourse to the Company of $9,330,085 and Nil as of December 31, 2009 and 2010, respectively)	3	9,330,085	29,631,318
Deferred tax liabilities	15	2,503,125	10,896,392
Other non-current liability (including other non-current liability of the consolidated VIEs without recourse to the Company of Nil and $1,664,768 as of December 31, 2009 and 2010, respectively)		—	1,664,768

Total non-current liabilities		12,564,504	42,192,478

Total liabilities		$115,500,022	$227,707,417

Commitments and contingencies	18

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 72,140,684 and 84,894,888 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	14	$7,214	$8,490
Additional paid-in capital		192,362,565	273,934,960
Accumulated profits (deficit)		70,112,299	(81,225,923)
Accumulated other comprehensive income		10,499,278	22,067,477

Total VisionChina Media Inc. shareholders’ equity		$272,981,356	$214,785,004
Noncontrolling interest		434,358	467,530

Total equity		273,415,714	215,252,534

TOTAL LIABILITIES AND EQUITY		$388,915,736	$442,959,951

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in U.S. Dollars (“$”), except number of shares)

		Year ended December 31,
	Notes	2008	2009	2010
Revenues:
Advertising service revenue		$103,515,250	$120,686,086	$138,056,640
Advertising equipment revenue		565,392	—	—

Total revenues		$104,080,642	$120,686,086	$138,056,640

Cost of revenues:
Advertising service cost		40,602,022	61,104,381	121,000,454
Advertising equipment cost		475,432	—	—

Total cost of revenues		41,077,454	61,104,381	121,000,454

Gross profit		63,003,188	59,581,705	17,056,186

Operating expenses:
Selling and marketing expenses		14,711,536	24,620,897	28,315,592
General and administrative expenses		5,414,571	7,425,222	9,499,717
Impairment loss on intangible assets and goodwill	7&8	—	—	145,720,504

Total operating expenses		20,126,107	32,046,119	183,535,813

Government grant		—	538,085	—
Loss from equity method investees		(484,969)	(998,606)	(109,989)

Operating profit (loss)		42,392,112	27,075,065	(166,589,616)
Interest income		3,480,212	1,860,017	2,082,605
Interest expense		—	(109,590)	(4,952,239)
Government grant		672,515	—	—
Other expenses		(38,491)	(1,278)	—

Net income (loss) before income taxes		46,506,348	28,824,214	(169,459,250)
Income tax benefit (expense)	15	212,325	(2,348,254)	18,202,289

Net income (loss)		46,718,673	26,475,960	(151,256,961)
Net loss (income) attributable to noncontrolling interest		91,277	127,043	(81,261)

Net income (loss) attributable to VisionChina Media Inc. shareholders		$46,809,950	$26,603,003	$(151,338,222)

Net income (loss) per share:
Basic		$0.67	$0.37	$(1.83)
Diluted		$0.65	$0.37	$(1.83)
Weighted average number of shares used in computation of net income (loss) per share:
Basic		70,064,663	71,686,900	82,739,234
Diluted		72,404,916	72,676,438	82,739,234

Share-based compensation expenses during the related periods included in:
Cost of revenues		$39,847	$63,477	$100,711
Selling and marketing expenses		1,163,623	3,698,329	432,632
General and administrative expenses		263,587	570,305	414,162

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
CONSOLIDATED STATEMENTS OF CHANGES OF
EQUITY AND COMPREHENSIVE INCOME (LOSS)
(Amounts in U.S. Dollars (“$”), except number of shares)

	VisionChina Media Inc. shareholders							Comprehensive income (loss)
					Accumulated			Attributable to
			Additional		other			VisionChina	Attributable to
	Common shares		paid-in	Accumulated	comprehensive	Noncontrolling		Media Inc.	noncontrolling
	Number	Amount	capital	(deficit) profits	income	interest	Total	shareholders	interest	Total
Balance as of January 1, 2008	68,386,838	$6,839	$163,820,443	$(3,300,654)	$3,502,191	652,678	$164,681,497
Issuance of common shares pursuant to follow-on offering	1,150,000	115	17,569,585	—	—	—	17,569,700
Direct offering expenses	—	—	(1,613,738)	—	—	—	(1,613,738)
Shares repurchase	(281,400)	(28)	(1,454,628)	—	—	—	(1,454,656)
Exercise of share options	2,525,893	252	10,906,004	—	—	—	10,906,256
Restricted shares	38,111	4	(4)	—	—	—	—
Share-based compensation	—	—	1,467,057	—	—	—	1,467,057
Cumulative translation adjustment	—	—	—	—	7,359,826	—	7,359,826	$7,359,826	$—	$7,359,826
Net income (loss)	—	—	—	46,809,950	—	(91,277)	46,718,673	46,809,950	(91,277)	46,718,673

								$54,169,776	$(91,277)	$54,078,499

Balance as of December 31, 2008	71,819,442	$7,182	$190,694,719	$43,509,296	$10,862,017	561,401	$245,634,615
Shares repurchase	(658,980)	(66)	(3,582,449)	—	—	—	(3,582,515)
Exercise of share options	423,139	42	918,240	—	—	—	918,282
Restricted shares	557,083	56	(56)	—	—	—	—
Share-based compensation	—	—	4,332,111	—	—	—	4,332,111
Cumulative translation adjustment	—	—	—	—	(362,739)	—	(362,739)	$(362,739)	$—	$(362,739)
Net income (loss)	—	—	—	26,603,003	—	(127,043)	26,475,960	26,603,003	(127,043)	26,475,960

			—					$26,240,264	$(127,043)	$26,113,221

Balance as of December 31, 2009	72,140,684	$7,214	$192,362,565	$70,112,299	$10,499,278	$434,358	$273,415,714
Shares issued for DMG Acquisition (as defined in Note 3)	8,476,013	848	67,566,538	—	—	—	67,567,386
Shares issued to certain subscribers (Note 14)	4,006,474	401	12,900,846	—	—	—	12,901,247
Noncontrolling interest acquired in DMG Acquisition	—	—	—	—	—	2,403	2,403
Exercise of share options	202,800	20	157,513	—	—	—	157,533
Restricted shares	68,917	7	(7)	—	—	—	—
Share-based compensation	—	—	947,505	—	—	—	947,505
Dividend paid to a noncontrolling interest	—	—	—	—	—	(50,492)	(50,492)
Cumulative translation adjustment	—	—	—	—	11,568,199	—	11,568,199	$11,568,199	$—	$11,568,199
Net (loss) income	—	—	—	(151,338,222)	—	81,261	(151,256,961)	(151,338,222)	81,261	(151,256,961)

								$(139,770,023)	81,261	$(139,688,762)

Balance as of December 31, 2010	84,894,888	8,490	273,934,960	(81,225,923)	22,067,477	467,530	215,252,534

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. Dollars (“$”), except number of shares)

		For the year ended December 31,
	Notes	2008	2009	2010
Cash flows from operating activities:
Net income (loss)		$46,718,673	$26,475,960	$(151,256,961)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	4	675,108	627,169	585,502
Depreciation and amortization		3,285,032	5,150,952	16,410,245
Impairment loss on intangible assets and goodwill		—	—	145,720,504
Write-off of fixed assets		—	30,005	61,056
Loss from equity method investees		484,969	998,606	109,989
Share-based compensation		1,467,057	4,332,111	947,505
Finance cost on consideration payable		—	—	664,246
Deferred tax	15	(251,433)	(183,138)	(18,008,959)
Changes in operating assets and liabilities:
Accounts receivable		(24,799,643)	620,661	(9,237,956)
Amounts due from related parties		(138,304)	891,092	1,307,017
Prepaid expenses and other current assets		(4,268,436)	(3,971,230)	(13,676,430)
Accounts payable		(3,292,601)	1,073,962	7,484,947
Accrued expenses and other current liabilities		4,060,020	1,552,425	(1,686,546)
Amounts due to related parties		350,158	(573,255)	811,541
Income tax payable		39,209	2,371,947	(2,446,445)

Net cash provided by (used in) operating activities		24,329,809	39,397,267	(22,210,745)

Cash flows from investing activities:
Settlements of consideration payable	3	—	(64,249,402)	(68,509,178)

Net cash inflow from acquisition of subsidiaries	3	—	—	3,840,983
Acquisitions of fixed assets		(4,961,083)	(1,408,117)	(3,435,173)
Acquisitions of intangible assets		—	(234,599)	(133,095)
(Increase) decrease in restricted cash		—	(64,368,455)	38,607,862
Deposits for acquisitions of subsidiaries	3	(16,689,988)	(40,000,000)	—
Investment in other investments		—	(389,048)	—
Investment in equity method investments		(111,396)	—	—

Net cash used in investing activities		(21,762,467)	(170,649,621)	(29,628,601)

Cash flows from financing activities:
Proceeds from bank loans		—	41,531,294	78,181,484
Repayment of bank loans		—	—	(42,849,029)
Proceeds from issuance of common shares		17,569,700	—	12,901,247
Proceeds from exercise of share options		10,906,256	918,282	157,533
Share repurchases		—	(5,037,171)	—
Payments of direct offering expenses		(3,860,716)	(278,902)	—
Dividend paid to a noncontrolling interest		—	—	(50,492)

Net cash provided by financing activities		24,615,240	37,133,503	48,340,743

Effect of changes in exchange rate		4,926,045	(295,348)	1,875,852

Net increase (decrease) in cash and cash equivalents		32,108,627	(94,414,199)	(1,622,751)

Cash and cash equivalents at the beginning of the year		131,139,659	163,248,286	68,834,087

Cash and cash equivalents at the end of the year		$163,248,286	$68,834,087	67,211,336

Supplemental disclosure of cash flow information:
Income taxes paid		$—	$159,445	$2,253,115
Interest paid		—	—	4,397,583

Non-cash investing and financing activities:
Capitalization of an amount due from an existing equity method investee		$897,032	$—	$—
Shares issued as part of consideration for acquisition of subsidiaries (Note 3)		—	—	67,567,386
Shares repurchase not yet settled		1,454,656	—	—
The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
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

The Company holds its interest in the operating subsidiaries and investees through a holding company, China Digital Technology Consulting Co., Ltd. (“CDTC”), which is a wholly owned company established in the PRC on March 9, 2006. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through CDTC’s variable interest entity (“VIE”), VisionChina Media Group Limited (“VisionChina Media Group”) and VisionChina Media Group’s subsidiaries and investees. VisionChina Media Group was established under the laws of the PRC on April 8, 2005.

In January 2010, pursuant to an agreement entered into between the Company and Digital Media Group Company Limited (“DMG”), the Company acquired a 100% equity interest in DMG, which sells advertising time on its out-of-home digital television networks in the PRC’s subway.

DMG was incorporated under the laws of the British Virgin Islands on May 13, 2003. DMG, its subsidiaries and VIE sell advertising time on its out-of-home digital television networks in the PRC and Hong Kong Special Administrative Region (“HK”) and provide passenger information and direction system (“PIDS”) in the PRC. DMG does not conduct any substantive operations of its own, but conducts its primary business through its wholly-owned subsidiaries, DMG (HK) Co., Limited (“DMG HK”), Beijing Eastlong Technology Development Co., Ltd. (“Eastlong Technology”), Eastlong Technology’s VIE, Beijing Eastlong Advertising Co., Ltd. (“Eastlong Advertising”), and Eastlong Advertising’s subsidiaries and equity investees.

The VIE contractual arrangements

Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, the Group invests in ventures with local television stations and provides advertising services on its out-of-home digital television networks in the PRC through VisionChina Media Group and Eastlong Advertising, which are PRC legal entities established by co-founders of the Company and DMG, respectively.

Applicable PRC laws and regulations prohibit foreign investment in and ownership of mobile advertising agencies. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws.

To provide the Company with effective control over the two VIEs, namely VisionChina Media Group and Eastlong Advertising, and the ability to receive substantially all of the economic benefits of the VIEs and their subsidiaries, a series of contractual arrangements were entered amongst:
•	CDTC, VisionChina Media Group and direct equity holders of VisionChina Media Group; and

•	Eastlong Technology, Eastlong Advertising and direct equity holders of Eastlong Advertising.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The VIE contractual arrangements — continued

Agreements that transfer economic benefits to CDTC and Eastlong Technology:

Technology and management services agreement

Pursuant to the technology and management service agreement and amendments thereto entered into on March 30, 2006 and February 15, 2007 between CDTC and VisionChina Media Group, CDTC provides technology consulting and management services related to the business operations of VisionChina Media Group. As consideration for such services, VisionChina Media Group has agreed to pay service fees as specified by CDTC in its fee notice to VisionChina Media Group from time to time. The fees payable are calculated based on hourly rates set forth in the agreement or otherwise agreed upon between the parties. The term of this agreement is 25 years from the date thereof. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Domain Name License Agreement

Pursuant to the domain name license agreement and amendments thereto entered into on March 30, 2006 and February 15, 2007 between CDTC and VisionChina Media Group, CDTC grants VisionChina Media Group the exclusive right to use its domain names, in exchange for a fee based on the gross annual revenues of VisionChina Media Group. The fee is subject to periodic adjustments by the parties. The agreement has a term of 25 years, which may be terminated at any time or extended by CDTC at its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Business Cooperation Agreement

Pursuant to the business cooperation agreement and amendments thereto entered into on February 22, 2005 between Eastlong Technology and Eastlong Advertising, Eastlong Advertising may establish entities for the purposes of operating an out-of-home advertising platform and selling advertisements or value-added services on that platform. Eastlong Technology provides Eastlong Advertising with technology consulting services related to the conduct of its business. As consideration for such services, the profits generated by Eastlong Advertising shall be transferred to Eastlong Technology in accordance with the business cooperation agreement. Eastlong Technology is the exclusive and sole cooperating partner of Eastlong Advertising. Eastlong Technology has right to appoint and elect board members and senior management members of Eastlong Advertising. The term of this agreement commences on February 22, 2005 and remains in effect unless Eastlong Technology ceases to exist. This agreement can be terminated if Eastlong Technology is unable to provide any services to Eastlong Advertising for a continuous period of more than three years due to force majeure.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The VIE contractual arrangements — continued

Agreements that provide the Company with effective control over VisionChina Media Group and Eastlong Advertising:

Loan Agreements

CDTC entered into a loan agreement and amendments thereto with Mr. Limin Li and Ms. Yanqing Liang, direct equity holders of VisionChina Media Group, on March 30, 2006 and February 15, 2007, which allows the Company to capitalize the PRC operating affiliates in VisionChina Media Group and facilitates the establishment of the current corporate structure in VisionChina Media Group. CDTC made an interest-free loan of RMB50 million to the direct equity holders of VisionChina Media Group. The loan can be repaid only with the proceeds from the transfer of equity interest in VisionChina Media Group owned by the direct equity holders to CDTC or to another person designated by CDTC pursuant to the Option Agreement as discussed below. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Eastlong Technology entered into a series of loan agreements and amendments thereto with Mr. Qijun Men and Mr. Haifeng Wang, direct equity holders of Eastlong Advertising, in February 2005, March 2007 and May 2008, respectively, which allowed Eastlong Advertising to capitalize its PRC operating affiliates and facilitates the establishment of the corporate structure. Eastlong Technology made an interest-free loan of RMB20 million to the direct equity holders of Eastlong Advertising. This loan can only be repaid by transferring the equity interest in Eastlong Advertising owned by the direct equity holders to Eastlong Technology or to another person designated by Eastlong Technology. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Proxy Letter

Mr. Limin Li and Ms. Yanqing Liang, direct equity holders of VisionChina Media Group, signed certain proxy letters on February 15, 2007, pursuant to which Mr. Limin Li and Ms. Yanqing Liang have granted an employee of CDTC, who is a PRC citizen, the right to exercise all their voting rights as equity holders of VisionChina Media Group as provided under its articles of association, including the right to appoint and elect board members and senior management members of VisionChina Media Group. Such grant must be approved by CDTC and the grantee must be an employee of CDTC. If the grantee ceases to be an employee of CDTC, then the grantors will revoke the proxy and grant a similar proxy to a then-current employee of CDTC designated by CDTC. The proxy letters will remain effective until February 15, 2032.

Option Agreements

CDTC, Mr. Limin Li and Ms. Yanqing Liang entered into an option agreement on February 15, 2007, pursuant to which CDTC has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, part or all of the equity interests in VisionChina Media Group owned by Mr. Limin Li and Ms. Yanqing Liang. The purchase price for the entire equity interest shall be the greater of (i) RMB50 million and (ii) the minimum price permitted by applicable PRC law and agreed upon by the parties. The option agreement remains in effect until the completion of the transfer of all the equity interests in accordance with the option agreement. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The VIE contractual arrangements — continued

Agreements that provide the Company with effective control over VisionChina Media Group and Eastlong Advertising — continued:

Eastlong Technology, Mr. Qijun Men and Mr. Haifeng Wang entered into a series of option agreements and amendments thereto in February 2005, March 2007 and May 2008, respectively, pursuant to which Eastlong Technology has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by the PRC law and foreign investment policies, all of the equity interests in Eastlong Advertising owned by Mr. Qijun Men and Mr. Haifeng Wang. The purchase price for the entire equity interest shall be RMB20 million. The option agreement remains in effect until the completion of the transfer of all the equity interests in accordance with the option agreements.

The above contractual arrangements allow the Group to effectively control VisionChina Media Group, Eastlong Advertising and their subsidiaries, and to derive substantially all of the economic benefits from them. Accordingly, the Group treats VisionChina Media Group and Eastlong Advertising as VIEs. Because the Group is the primary beneficiary of VisionChina Media Group and Eastlong Advertising, the Group has consolidated the financial results of VisionChina Media Group and Eastlong Advertising and their subsidiaries.

These agreements are currently legally enforceable in the PRC. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:
•	If the ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the Group could be subject to severe penalties;

•	The Group relies on contractual arrangements with the VIEs and their equity holders for substantially all of its PRC operations, which may not be as effective as direct ownership in providing operational control; and

•	The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the VIEs and their equity holders in the event of a breach or non-compliance by the VIEs or their equity holders.
In June 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. The Company adopted the new guidance for the year ended December 31, 2010.

The Company has two VIEs, VisionChina Media Group and Eastlong Advertising, which it has consolidated under the authoritative literature because it is the primary beneficiary of the VIEs. Since the Company, through its subsidiaries, has (1) the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and (2) the right to receive benefits from the VIE, the Company will continue to consolidate the VIEs upon the adoption of the new guidance, which, other than for additional disclosures, has no accounting impact on the Company’s consolidated financial statements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The VIE contractual arrangements — continued

The financial information of the Company’s VIEs and VIEs’ subsidiaries as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 is as follows:

	December 31,
	2009	2010
Total assets	$268,576,744	$414,749,161
Total liabilities	(165,550,085)	(464,874,596)

	Year ended December 31,
	2008	2009	2010
Total revenues	$102,830,126	$120,747,711	$138,056,640
Net income (loss)	48,586,681	33,145,938	(110,259,691)
Net cash provided by operating activities	18,991,827	41,206,699	1,760,983
Net cash provided by (used in) investing activities	7,494,751	(92,614,579)	(55,717,423)
Net cash provided by (used in) financing activities	61,356,102	(16,810,699)	(58,334,979)

The Group’s consolidated assets do not include any collateral for VisionChina Media Group’s and Eastlong Advertising’s obligations.

There was no pledge or collateral of the assets either in VisionChina Media Group or Eastlong Advertising. Creditors of VisionChina Media Group have no recourse to the general credit of CDTC or the Company, which is the primary beneficiary of VisionChina Media Group. Creditors of Eastlong Advertising have no recourse to the general credit of Eastlong Technology or the Company, which is primary beneficiary of Eastlong Advertising.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

As of December 31, 2010, the Company’s subsidiaries and VIEs and VIEs’ subsidiaries include the following entities:

	Date of	Date of	Place of
	acquisition	establishment/	establishment/	Percentage of
Companies	by the Company	incorporation	incorporation	ownership
Subsidiaries of the Company
CDTC	N/A	March 9, 2006	PRC	100%
Aim Sky International Limited (“Aim”)	April 1, 2008	January 1, 2008	British Virgin Islands (“BVI”)	100%
Win Prosper Development Limited	N/A	April 23, 2008	HK	100%
Century Port Limited (“Century”)	May 1, 2008	March 20, 2008	BVI	100%
Golden Carriage International Limited (“Golden”)	May 1, 2008	December 13, 2007	BVI	100%
Goldwhite Limited (“Goldwhite”)	May 1, 2008	March 21, 2008	BVI	100%
Peak Win Limited (“Peak”)	May 1, 2008	March 19, 2008	BVI	100%
Ahead Smart Holdings Limited (“Ahead”)	August 4, 2008	June 18, 2008	BVI	100%
Vision Best Limited (“Vision Best”)	N/A	September 23, 2009	BVI	100%
Whole Genius Limited	N/A	May 16, 2008	HK	100%
DMG	January 2, 2010	May 15, 2003	BVI	100%
DMG HK	January 2, 2010	October 10, 2003	HK	100%
Eastlong Technology	January 2, 2010	December 10, 2001	PRC	100%
Shenzhen Huachangshi Digital Technology Co., Ltd. (“Huachangshi”)	N/A	November 27, 2008	PRC	100%
Shenzhen Huadingshi Digital Technology Co., Ltd. (“Huadingshi”)	N/A	December 20, 2010	PRC	100%
Dienzhi Advertising (Shanghai) Co., Ltd	January 2, 2010	March 19, 2009	PRC	100%

VIE of CDTC
VisionChina Media Group	N/A	April 8, 2005	PRC	(a)

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

	Date of	Date of	Place of
	acquisition	establishment/	establishment/	Percentage of
Companies	by the Company	incorporation	incorporation	ownership
Subsidiaries of VisionChina Media Group
Shenzhen HDTV Industry Investment Co., Ltd. (“Shenzhen HDTV”)	February 17, 2006	June 16, 2004	PRC	100%
Beijing Beiguang Media Mobile Television Advertising Co., Ltd. (“Beiguang Media”)	N/A	December 18, 2006	PRC	100%
Beijing Huaguangshi Co., Ltd.	N/A	April 22, 2008	PRC	100%
Beijing Hua Jingshi Media Advertising Co., Ltd. (“Beijing Hua Jingshi”)	N/A	July 26, 2007	PRC	100%
Beijing Hua Meishi Advertising Co., Ltd. (“Beijing Hua Meishi”)	N/A	May 25, 2007	PRC	100%
Luzhou Huashi Digital Technology Co., Ltd. (“Luzhou Huashi”)	N/A	November 21, 2008	PRC	100%
Nanjing Hua Meishi Advertising Co., Ltd. (“Nanjing Hua Meishi”)	N/A	July 16, 2007	PRC	100%
Shenzhen Hua Meishi Advertising Co., Ltd. (“Shenzhen Hua Meishi”)	N/A	June 29, 2007	PRC	100%
Shenzhen Huashixin Culture Media Co., Ltd. (“Shenzhen Huashixin”)	N/A	September 3, 2007	PRC	100%
Nanjing Media Culture Co., Ltd. (“Nanjing Media Culture”)	N/A	March 28, 2007	PRC	100%
Guangzhou Jiaojian Multimedia Information Technology Co., Ltd. (“Guangzhou Jiaojian”)	N/A	October 8, 2007	PRC	50%
Shanghai Junshi Advertising Co., Ltd. (“Shanghai Junshi”)	N/A	June 11, 2008	PRC	100%
Xian Qujiang Huachangshi Digital Technology Co., Ltd. (“Xian Huachangshi”)	N/A	November 12, 2009	PRC	100%

VIE of Eastlong Technology
Eastlong Advertising	January 2, 2010	March 30, 2004	PRC	(b)

Subsidiaries of Eastlong Advertising
Chongqing Light Rail Information Services Co., Ltd. (“DMG Chongqing”)	January 2, 2010	December 30, 2004	PRC	61.75%
Nanjing Metro Operation Information Service Co., Ltd. (“DMG Nanjing”)	January 2, 2010	September 13, 2006	PRC	100%
Shenzhen Metro Operation Information Service Co., Ltd. (“DMG Shenzhen”)	January 2, 2010	August 10, 2005	PRC	100%
Tianjin Metro Operation Information Service Co., Ltd. (“DMG Tianjin”)	January 2, 2010	September 22, 2005	PRC	100%
Dienzhi Advertising (Beijing) Co., Ltd.	January 2, 2010	June 17, 2009	PRC	100%

(a):	Through a series of contractual arrangements, VisionChina Media Group became a VIE of CDTC.

(b):	Through a series of contractual arrangements, Eastlong Advertising became a VIE of Eastlong Technology.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

As of December 31, 2010, the Group’s equity method investees include the following entities:

	Date of
	acquisition	Date of	Place of	Percentage of
Investee companies	by the Company	establishment	establishment	ownership
Chengdu Mobile Digital Television Company Limited (“Chengdu Mobile”)	N/A	April 29, 2005	PRC	49%
Haerbin China Mobile Television Company limited (“Haerbin Mobile”)	N/A	November 10, 2005	PRC	49%
Jilin Mobile Television Company Limited (“Jilin Mobile”)	N/A	November 8, 2005	PRC	49%
Dalian Mobile Digital Television Company Limited (“Dalian Mobile”)	N/A	February 20, 2006	PRC	49%
Henan China Digital Mobile Television Company Limited (“Henan Mobile”)	N/A	July 4, 2006	PRC	49%
Hubei China Digital Television Company Limited (“Hubei Mobile”)	N/A	July 26, 2006	PRC	49%
Suzhou China Digital Mobile Television Company Limited (“Suzhou Mobile”)	N/A	February 17, 2007	PRC	49%
Changzhou China Digital Mobile Television Company Limited (“Changzhou Mobile”)	N/A	March 19, 2007	PRC	49%
Ningbo China Digital Mobile Television Company Limited (“Ningbo Mobile”)	N/A	April 5, 2007	PRC	49%
Zhongguanguoji Metro TV (Beijing) Co., Ltd. (“Zhongguanguoji”)	January 2, 2010	December 22, 2005	PRC	49%
Apart from Zhongguanguoji, the Group’s equity method investees have been separately formed with nine separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC. VisionChina Media Group contributed cash and another investor contributed advertising broadcasting rights to the equity method investees for 49% and 51% equity interests, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated on consolidation.

(c)	Noncontrolling interest

Noncontrolling interest has been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income (loss) for all periods presented in accordance with Accounting Standard Codification (“ASC”) 810, Consolidation — Noncontrolling Interest in a Subsidiary, issued by FASB.

(d)	Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and trends in new technologies or industry standards; competition; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC related factors such as PRC tax rules and etc.; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; and general risks associated with the advertising industry.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f)	Restricted cash

Restricted cash represents the amount of cash pledged as securities for outstanding bank loans to financial institutions and the bank deposits placed in escrow accounts as the performance security for certain PIDS agreements. Restricted cash pledged as securities for outstanding short-term bank loans to financial institutions is classified as current asset, while restricted cash related to bank deposits in escrow accounts as the performance security for certain PIDS agreements which are not expected to be completed within one year is classified as non-current asset.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(g)	Accounts receivable

Accounts receivable primarily represent amounts due from customers, which are recorded at the invoiced amount or at an amount in accordance with the contractual terms agreed with the advertising customers, and do not bear interest. The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectibility of the balance. In evaluating the collectibility of the accounts receivable balances, the Group considers various factors, including the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(h)	Intangible assets, net

Intangible assets, which consist of concession contracts, customer base, non-compete agreements, technology, trademark and patents are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their respective expected useful lives as follows:

Estimated use life
Customer base	5 years
Non-compete agreements	10 years
Patents	10 years
Trademark	10 years
Concession contracts	9 years
Technology	9 years
(i)	Fixed assets, net

Fixed assets are carried at cost less accumulated depreciation and amortization. Assembly in progress is not depreciated until it is ready for its intended use.

Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives, after taking into account the residual values:

Media display equipment	5 years
Computers and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease terms or the estimated useful lives of the assets
(j)	Investments under equity method

The investments for which the Group has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities, by the amortization of intangible assets recognized upon purchase price allocation and by dividend distributions or subsequent investments. All unrecognized inter-company profits or losses have been eliminated under the equity method.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(j)	Investments under equity method — continued

The Group generates a portion of its revenues from sales of advertising time on mobile television networks which are owned by its equity method investees. Because the operations of the Group’s investees under equity method form an integral part to the Group’s operating activities, the Group’s share of undistributed earnings or losses of these entities is classified as part of the Group’s operating profit (loss).

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

(k)	Other investments

The Group’s investments in non-marketable equity securities for which the Group does not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are recognized in the consolidated statements of operations when declared. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.

(l)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. No impairment charge is recognized for long-lived assets during the years ended December 31, 2008 and 2009. The Group recorded an impairment charge of $49,193,681 against intangible assets in the consolidated statements of operations during the year ended December 31, 2010 as detailed in Note 8.

(m)	Goodwill

Goodwill represents the excess of costs of businesses acquired over fair value of acquired net tangible and identifiable intangible assets. Goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB ASC 350, Intangibles — Goodwill and Other Intangible Assets.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(m)	Goodwill — continued

Goodwill is required to be reviewed for impairment on an annual basis. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

No impairment charge is recognized against goodwill during the years ended December 31, 2008 and 2009. An impairment charge against goodwill of $96,526,823 was recorded in the consolidated statements of operations during the year ended December 31, 2010 as detailed in Note 7.

(n)	Business combinations

Business combinations are recorded using the acquisition method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. For shares issued in a business combination, the Group has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in the consolidated statements of operations. For business acquired in the periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(o)	Revenue recognition
(1)	Time-based advertising services

For time-based advertising services, the Group recognizes revenues as the advertisements are aired over the contractual term based on the schedules agreed with the customers. Payments received in advance of services provided are recorded as customer deposits.

Revenue is deferred until persuasive evidence of an arrangement exists, delivery has occurred (provided that there are no significant post delivery obligations to the customers), the sales price is fixed or determinable, and collection is reasonably assured.

(2)	Barter transactions

The Group engages in barter transactions which are generally recorded at fair value. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

(3)	Sales of advertising equipment

Revenues from sales of advertising equipment, which are from related parties, are recognized upon delivery, at which time all of the following four criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable, and (iv) collection of the resulting receivable is reasonably assured.

Advertising equipment revenues are recorded net of value-added tax incurred, which amounted to $96,117, Nil and Nil for the years ended December 31, 2008, 2009 and 2010, respectively.

(4)	Sales of PIDS

The Group entered into certain arrangements for sales of PIDS where it is obligated to deliver multiple products and/or services (multiple elements), including the equipment necessary for the operation of PIDS, free post-delivery support and training. The Group is unable to establish vendor-specific objective evidence or third party evidence of fair value for any of the elements in the arrangement because they are not sold separately, nor is the Group able to establish the estimated selling prices for each components in the arrangements for sales of PIDS. Recognition of revenue from the sales of PIDS is therefore deferred until the earlier of the point at which such sufficient vendor-specific objective evidence does exist or all elements of the arrangement have been delivered. No revenues from the sales of PIDS have been recognized in the consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(p)	Cost of revenues

Cost of advertising services consists primarily of media costs payable under advertising agreements, depreciation, amortization of certain intangible assets, business taxes and surcharges and other operating costs. Media costs are expensed as incurred.

The amount of business taxes and surcharges included in advertising services cost totalled $6,263,811, $6,750,536 and $3,242,640 for the years ended December 31, 2008, 2009 and 2010, respectively.

Cost of sales of PIDS consists primarily of purchase cost of digital television displays and other related equipment. Cost incurred for PIDS is recorded in deferred cost of revenue within long-term prepayments and deposits in the consolidated balance sheets until the corresponding revenue is recognized in the consolidated statements of operations.

(q)	Operating leases

Leases in which substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(r)	Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollars at the rates of exchange at the balance sheet date. Transactions in currencies other than US dollars during the year are converted into the US dollars at the applicable rates of exchange prevailing on the respective dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial records of the Company’s subsidiaries and VIEs are maintained in their respective local currencies, the Renminbi (“RMB”) or Hong Kong Dollar, which are also their respective functional currencies. Assets and liabilities are translated into US dollars at the exchange rates at the balance sheet date; equity accounts are translated at historical exchange rates; revenues, expenses and gains and losses are translated using the average rates for the period. Translation adjustments are reported as cumulative translation adjustments and are recorded within accumulated other comprehensive income in the consolidated statements of changes of equity and comprehensive income (loss).

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(s)	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to VisionChina Media Inc. shareholders by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The Company’s dilutive securities consist of outstanding share options and restricted shares. Certain common share equivalents (e.g. share options and restricted shares) are excluded from calculation of diluted net income (loss) per share as their effect is anti-dilutive. The Company had 2,768,550, 2,399,658 and 1,771,824 outstanding share options as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2008, 2009 and 2010, the Company had 204,889, 90,723 and 243,889 outstanding restricted shares, respectively.

The following table sets forth the computation of basic and diluted net income (loss) attributable to VisionChina Media Inc. shareholders per share.

	Year ended December 31,
	2008	2009	2010
Numerator:
Net income (loss) attributable to VisionChina Media Inc. shareholders	$46,809,950	$26,603,003	$(151,338,222)

Denominator:
Weighted average number of shares outstanding — basic	70,064,663	71,686,900	82,739,234

Effect of dilutive securities:
Share options and restricted shares	2,340,253	989,538	—

Denominator used for diluted earnings per share	72,404,916	72,676,438	82,739,234

Basic net income (loss) per share	$0.67	$0.37	$(1.83)
Diluted net income (loss) per share	$0.65	$0.37	$(1.83)
(t)	Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, and operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to record interest related to unrecognized tax benefits and penalties, if any, within income tax benefit (expense).

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(u)	Share-based compensation

Share-based payments to employees are measured based on the fair values of share options and restricted shares on the respective grant dates and recognized as compensation expense over the requisite service periods with a corresponding credit to additional paid-in capital. For share options and restricted shares granted with performance condition that do not affect the exercise price or factors other than vesting or exercisability, compensation expense is accrued if it is probable that the performance condition will be achieved, and compensation expense is not accrued if it is not probable that the performance condition will be achieved.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods are received.

The Group uses the Black-Scholes option pricing model to measure the value of options granted to non-employees and employees at each measurement date.

(v)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the consolidated statements of changes of equity and comprehensive income (loss). Comprehensive income (loss) of the Group represents the cumulative foreign currency translation adjustments and net income (loss) for the year.

(w)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful debts, valuation of fixed assets, valuations of goodwill and intangible assets, valuation of investments under equity method, valuation of other investments, valuation of deferred tax assets, useful lives of fixed assets and intangible assets, fair value of share options and restricted shares and provision for litigation. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates.

(x)	Government grants

Government grants represent cash subsidies received from the PRC government by the operating subsidiaries or VIEs of the Company. Government grants are recognized after the grants have been received and all of the conditions specified in the grant have been met, and are classified as operating or non-operating profit based on the nature of the government grants in accordance to FASB ASC 225.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(x)	Government grants — continued

In 2008, the Company received a government incentive of $672,515 from the local government as a one-off award for the consummation of the Company’s initial public offering. This incentive was classified as non-operating income as it did not relate to the Company’s continuing business operations. In 2009, the Company received government incentive of $538,085 from the local government for its local business operations. This incentive has been classified as operating profit because it was related to the Company’s continuing business operations. In 2010, no such subsidy has been received by the Group.

(y)	Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2009 and 2010, substantially all of the Group’s cash and cash equivalents and restricted cash were managed by financial institutions with high credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations performed on the customers and ongoing monitoring of outstanding balances. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of aging data and specifically identified accounts. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The accounts receivable from customers with individual balances over 10% of the accounts receivable, net of allowance of doubtful accounts, represent 23.66% and Nil of the balances of accounts receivable as of December 31, 2009 and 2010, respectively.

Current vulnerability due to certain other concentrations

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the full convertibility of RMB into US dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with supplier invoices, shipping documents and signed contracts.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(z)	Fair value of financial instruments

The Group applies the provisions of FASB ASC 820-10, Fair Value Measurements, or FASB ASC 820-10, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. FASB ASC 820-10 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

FASB ASC 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FASB ASC 820-10 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2009 and 2010. Other than the impaired goodwill and intangible assets (see Note 7 and Note 8), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis. The estimated fair value of the impaired goodwill and intangible assets at the time of impairment tests was estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(z)	Fair value of financial instruments — continued

The carrying amounts of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other current assets, short-term bank loans, accounts payable, amounts due to related parties, consideration payable and other current liabilities approximate their fair values due to the short term nature of these instruments. The fair values of investments under equity method and other investments accounted for under cost method cannot be reasonably estimated without incurring excessive cost.

(aa)	Recently issued accounting standards

In April 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-13, Compensation-Stock Compensation (Topic 718) — Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades — a consensus of the FASB Emerging Issues Task Force. ASU 2010-13 provides amendments to FASB ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update do not expand the recurring disclosures required by FASB ASC 718. Disclosures currently required under FASB ASC 718 are applicable to a share-based payment award, including the nature and the term of share-based payment arrangements. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently evaluating the impact of the adoption of ASU 2010-13 on its financial statements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(aa)	Recently issued accounting standards — continued

In April 2010, the Emerging Issues Task Force reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition — Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating the impact of the adoption of ASU 2010-17 on its financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the year had occurred as of the beginning of the comparable prior annual reporting only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by FASB ASC 805 that enters to business combinations that are material on an individual or aggregated basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010 and are to be applied prospectively as of the date of adoption. The Company is currently evaluating the impact of the adoption of ASU 2010-29 on its financial statements.

In December 2010, the FASB issued ASU 2010-28, When to perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity is required to consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The guidance is effective for impairment tests performed during fiscal years (and interim periods within those years) that begin after December 15, 2010. The Company is currently evaluating the impact of the adoption of ASU 2010-28 on its financial statements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
3.	ACQUISITIONS

Acquisitions in 2008

Between April 1, 2008 and August 4, 2008, the Group acquired a 100% equity interest in the following entities: Peak, Aim, Golden, Goldwhite, Ahead and Century. These six entities are investing holding companies which own six different advertising agency businesses and were acquired by the Group separately from six unrelated entities. The purpose of the acquisitions was to leverage the blue-chip customer base of the advertising planning companies and integrate their strong sales teams into the Group’s sales network to increase value for shareholders. The purchase price was comprised entirely of contingent consideration based on multiples ranging from 1.0 to 2.3 on the Earnings (as defined below) of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010, contingent upon the collection of the relevant revenues of respective acquired businesses (the “Earn-out Consideration”). The Earnings represent advertising service revenues generated by the acquired business as deducted by the relevant operating costs and expenses (including media costs, business taxes and surcharges, sales and marketing expenses, general and administrative expenses, allowance for doubtful accounts) incurred by the corresponding acquired business (“Earnings”). The Earnout Consideration is assessed quarterly and to be settled on demand. Pursuant to the terms of the acquisition agreements, the Group paid initial deposits of $16,689,988 (see note 11) in the year ended December 31, 2008. These initial deposits will be used to offset a portion of the additional consideration payable at the end of the Earn-out Considearation period, which is by end of June 2011.

Earn-out Consideration is accounted for as the purchase price of the acquired businesses when the contingency as stipulated in the acquisition agreements are resolved, that is when the relevant revenues of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010 are collected, by recording additional goodwill with a corresponding credit to consideration payable.

The following tables summarize the methodology for calculations of Earn-out Consideration of the respective acquired businesses upon the relevant revenue are collected:

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

The total contingent consideration for Peak is capped at RMB 350.0 million.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
3.	ACQUISITIONS — continued

Acquisitions in 2008 — continued

Acquired businesses	Methodology for calculation of Earn-out Consideration as set out in the acquisition agreements

Aim	Multiple of 2.3, 1.9 and 1.0 on the first RMB 5 million of, further RMB 46.9 million of and remaining Earnings of Aim, respectively, for year ended December 31, 2008.

Multiple of 2.3, 1.9 and 1.0 on the first RMB 7 million of, further RMB 53.6 million of and remaining Earnings of Aim, respectively, for year ended December 31, 2009.

Multiple of 2.3, 1.9 and 1.0 on the first RMB 10 million of, further RMB 60.3 million of and remaining Earnings of Aim, respectively, for year ended December 31, 2010.

The total contingent consideration for Aim is capped at RMB 171.6 million.

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

The total contingent consideration for Golden is capped at RMB 118.5 million.

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

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
3.	ACQUISITIONS — continued

Acquisitions in 2008 — continued

Acquired businesses	Methodology for calculation of Earn-out Consideration as set out in the acquisition agreements

Ahead	Multiple of 2.09, 1.9 and 1.0 on the first RMB 13 million of, further RMB 42.25 million of and remaining Earnings of Ahead, respectively, for year ended December 31, 2008.

Multiple of 2.09, 1.9 and 1.0 on the first RMB 32.5 million of, further RMB 78 million of and remaining Earnings of Ahead, respectively, for year ended December 31, 2009.

Multiple of 2.09, 1.9 and 1.0 on the first RMB 39 million of, further RMB 87.75 million of and remaining Earnings of Ahead, respectively, for year ended December 31, 2010.

The total contingent consideration for Ahead is capped at RMB 184.0 million.

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

The total contingent consideration for Century is capped at RMB 63.9 million.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
3.	ACQUISITIONS — continued

Acquisitions in 2008 — continued
The following table summarizes the maximum Earn-out Consideration for the years ended December 31, 2008, 2009 and 2010 if the relevant revenues of the acquired businesses in 2008, 2009 and 2010 are fully collected:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
Total maximum Earn-out Consideration:
- 2008	22,495,063	12,682,567	8,976,319	9,365,189	12,191,410	3,727,453	69,438,001
- 2009	25,823,672	11,835,676	7,732,219	11,122,901	13,623,225	5,096,020	75,233,713
- 2010	2,309,706	983,706	495,138	1,337,715	1,892,764	463,174	7,482,203

The following table summarizes the movements of the Earn-out Consideration payables:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
As of January 1, 2009	$14,077,134	$3,486,233	$4,037,393	$4,808,952	$4,933,377	$2,167,694	$33,510,783
Additional Earn-out Consideration for 2008	8,417,929	9,196,334	4,938,926	4,556,237	7,258,033	1,559,759	35,927,218
Earn-out Consideration for 2009	25,823,672	4,881,252	5,154,755	4,792,551	6,917,422	4,445,735	52,015,387
Less: Cash settlements in 2009	(20,280,617)	(12,268,699)	(8,495,113)	(8,065,394)	(11,840,634)	(3,298,945)	(64,249,402)

As of December 31, 2009	28,038,118	5,295,120	5,635,961	6,092,346	7,268,198	4,874,243	57,203,986
Additional Earn-out Consideration for 2009	—	6,405,393	2,577,464	6,330,350	5,890,039	650,285	21,853,531
Earn-out Consideration for 2010	2,309,706	983,706	495,138	1,337,715	638,150	463,174	6,227,589
Less: Cash settlements in 2010	(23,776,583)	(10,921,164)	(7,281,461)	(9,904,807)	(11,930,914)	(4,694,249)	(68,509,178)
Offset by prepayment	(6,571,241)	(1,225,057)	(1,427,102)	(3,855,604)	—	(1,271,392)	(14,350,396)

As of December 31, 2010	$—	$537,998	$—	$—	$1,865,473	$22,061	$2,425,532

Recorded in the balance sheet
As of December 31, 2010 as:
- Current	$—	$537,998	$—	$—	$1,865,473	$22,061	$2,425,532
- Non-current	—	—	—	—	—	—	—

As of December 31, 2009 as:
- Current	$23,578,136	$4,708,215	$4,829,839	$4,225,197	$6,465,574	$4,066,940	$47,873,901
- Non-current	4,459,982	586,905	806,122	1,867,149	802,624	807,303	9,330,085

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
3	ACQUISITIONS — continued

Acquisitions in 2008 — continued

The maximum amount of Earn-out Consideration is payable with a corresponding increase to the goodwill carrying amount, which is not deductible for income tax purposes and primarily represents the synergies through economies of scale, as and when the related revenues are collected. The Company recorded a liability for Earn-out Consideration payable based on the percentage of revenues collected. For the maximum 2008 Earn-out Consideration of $69.4 million, because part of the revenues generated in 2008 was collected in 2008, and part of such revenues was collected in 2009, the Company recorded payable of 2008 Earn-out Consideration of $33.5 million based on the percentage of 2008 revenues collected up to December 31, 2008, and the remaining portion of 2008 Earn-out Consideration of $35.9 million became payable in 2009 when the accounts receivable as of December 31, 2008 were fully collected.

Similarly, for the maximum 2009 Earn-out Consideration of $75.2 million, because not all of the 2009 revenues were collected as of December 31, 2009 and 2010, the Company recorded payable of 2009 Earn-out Consideration of $52.0 million and $21.9 million in 2009 and 2010, respectively, based on the percentage of 2009 revenues collected in each of these two years, and the remaining 2009 Earn-out Consideration of $1.3 million is expected to become payable in 2011 when the accounts receivable recorded at December 31, 2009 related to the 2009 revenues being collected.

For the maximum 2010 Earn-out Consideration of $7.5 million, because not all of the 2010 revenues for the six acquired businesses were collected as of December 31, 2010, the Company recorded payable of 2010 Earn-out Consideration of $6.2 million in 2010, based on the percentage of 2010 revenues collected in 2010, and the remaining 2010 Earn-out Consideration payable of $1.3 million will be recorded in 2011 when the accounts receivable recorded at December 31, 2010 related to the 2010 revenues are collected in 2011.

The Company settled Earn-out Consideration of $64.2 million in 2009, and the current portion of Earn-out Consideration payable as of December 31, 2009 of $47.9 million was paid in 2010. The non-current portion of Earn-out Consideration payable of $9.3 million as of December 31, 2009 was previously expected to be offset against the deposit for the respective acquisitions at the end of the Earn-out Consideration period, which is by end of June 2011. Because the revenues for the Earn-out Consideration in four of the acquired advertising agency businesses were fully collected by end of December 31, 2010, the majority of the non-current Earn-out Consideration payable as of December 31, 2009 was offset against the deposits for the acquisitions in 2010. The Earn-out Consideration payable of $2,425,532 as of December 31, 2010 is expected to be settled in 2011.

Due to the additional Earn-out Consideration for 2009 upon the collection of 2009 revenues in 2010, and Earn-out Consideration for 2010 upon the receipt of the 2010 revenues in 2010, the goodwill for Peak, Aim, Golden, Goldwhite, Ahead and Century increased by $2,309,706, $7,389,099, $3,072,602, $7,668,065, $6,528,189, $1,113,459, respectively, during the year ended December 31, 2010.

In 2010, cash settlement of Earn-out Consideration payable of $23.8 million was made for Peak in January 2010 and February 2010; cash settlement of Earn-out Consideration payable of $10.9 million was made for Aim in January 2010, February 2010 and July 2010; cash settlement of Earn-out Consideration payable of $7.3 million was made for Golden in January 2010, February 2010 and April, 2010; cash settlement of Earn-out Consideration payable of $9.9 million was made for Goldwhite in January 2010, February 2010, April 2010 and June 2010; cash settlement of Earn-out Consideration payable of $11.9 million was made for Ahead in January 2010, March 2010 and April 2010; cash settlement of $4.7 million was made for Century in January 2010 and March 2010.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
3.	ACQUISITIONS — continued

Acquisition in 2010

On October 15, 2009, the Company entered into an agreement with DMG to acquire a 100% equity interest in DMG (the “DMG Acquisition”). Prior to the acquisition, DMG through its subsidiaries and VIE, was principally engaged in selling advertising time on its out-of-home digital television networks in subway platforms in the PRC and HK. The purpose of this acquisition is to eliminate the competition with DMG and increase the Group’s market share in selling advertisement time on mobile digital television networks in the PRC. The acquisition was completed in January 2010. The total fair value of consideration on the acquisition date of $166,534,458 is payable by means of cash and/or the Company’s common shares to the selling shareholders of DMG in three instalments over two years, including an initial instalment of $100,000,000 payable at the closing of the transaction. The initial instalment of consideration consists of payment of $40,000,000 in cash (the “ First Cash Instalment”) and the delivery of 8,476,013 common shares of the Company. The agreement specifies that the two subsequent instalments of $30,000,000 each, in which $20,000,000 will be payable in cash and $10,000,000 will be payable, at the election of the selling shareholders of DMG, either in cash or in common shares of the Company, is to be due on the first and second anniversaries of the closing of the transaction, which is in 2011 and 2012, respectively. The 8,476,013 common shares issuable to the selling shareholders of DMG under the initial instalment are subject to a one-year lock-up period. For the $10,000,000 payable in cash or in common shares of the Company in each of the two subsequent instalments, if the selling shareholders of DMG elected to receive common shares, the agreement specifies that these common shares are to be subject to a lock-up period of 3 months from the date of issuance. The transaction cost in relation to the DMG Acquisition was approximated to $472,000 which is included in general and administrative expense for the year ended December 31, 2010.

Pursuant to the agreement, the Group placed $40,000,000 (see Note 11) in the designated escrow account in 2009, $36,000,000 of which was subsequently released as payment for the First Cash Instalment during the year ended December 31, 2010. The remaining deposit of $4,000,000 is expected to be released to the selling shareholders of DMG by the escrow agent in 2011, and is recorded in the consolidated balance sheet within prepaid expenses and other current assets (see Note 5) as of December 31, 2010. Upon release, the remaining deposit will be offset against the current portion of consideration payable relating to the first instalment of consideration. The Company issued 8,476,013 new common shares in 2010 for the DMG Acquisition, 7,628,412 common shares of which have been released to the selling shareholders of DMG in 2010, while the remaining 847,601 common shares have not been released to the selling shareholders of DMG as of December 31, 2010.

The second instalment of consideration of $30,000,000 for the DMG Acquisition is recorded within current portion of consideration payable, and the third instalment of consideration of $30,000,000 is discounted using effective interest method to $29,631,318 and recorded as non-current consideration payable on the consolidated balance sheet as of December 31, 2010.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
3.	ACQUISITIONS — continued

Acquisition in 2010 — continued

The Company accounted for this business combination using the acquisition method of accounting. The following table summarizes the consideration paid for DMG Acquisition and the amounts of the assets acquired and liabilities assumed recognized based on their fair values as of the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in DMG.

	As of	Amortization
	Acquisition date	period
Consideration
Cash (Note a)	$79,311,438
Equity instruments (8,476,013 common shares of the Company) (Note b)	67,567,386
Cash / Equity instruments (Note c)	19,655,634

Fair value of total consideration transferred	$166,534,458

Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Concession contracts	$90,653,467	9 years
- Technology	336,838	9 years
- Non-compete agreements	161,097	10 years
Cash and cash equivalents	3,840,983
Restricted cash	42,409,500
Fixed assets	6,795,102
Trade and other receivables and other assets	9,175,868
Short-term bank borrowings	(42,898,604)
Trade and other payables and other current liabilities	(10,631,163)
Deferred tax liabilities — non-current	(22,787,850)

Total identifiable net assets	77,055,238
Noncontrolling interest	(2,403)
Goodwill	89,481,623

	$166,534,458

Cash flows arising on acquisition in 2010:
Cash and cash equivalents acquired	3,840,983

Notes:

(a)	This amount represents the cash deposit of $40,000,000 paid in 2009 (see Note 11) and fair value of the portion of consideration payable to be settled in cash totalling $40,000,000 due in 2011 and 2012. As of June 30, 2011, the consideration payable of $20,000,000 due in 2011 remains unpaid as a result of the litigation with the selling shareholders of DMG as set out in Note 18(c).

(b)	The Company issued 8,476,013 common shares in 2010 for the DMG Acquisition, 7,628,412 common shares of which has been released to the selling shareholders of DMG in 2010, while the remaining 847,601 common shares has not been released to the selling shareholders of DMG as of December 31, 2010.

(c)	This amount represents fair value of the portion of consideration payable totalling $20,000,000, which pursuant to the agreement will be settled, at the election of the selling shareholders of DMG, either in cash or in common shares of the Company, in 2011 and 2012. As of June 30, 2011, the consideration payable of $10,000,000 due in 2011 remains unpaid as a result of the litigation with the selling shareholders of DMG as set out in Note 18(c).
The fair values of intangible assets were derived from a valuation report prepared with the assistance of an unrelated valuation expert.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
3.	ACQUISITIONS - continued

Acquisition in 2010 - continued

The fair value of the 8,476,013 common shares issued as part of the consideration paid for DMG Acquisition ($67,567,386) was determined based on the closing market price of the Company’s common shares on the acquisition date, adjusted for lower liquidity of lock-up period of such shares.

The fair value of the trade and other receivables and other assets includes accounts receivable with a fair value of $3,719,694. The gross amount due under the contracts is $3,923,478, of which $203,784 is expected to be uncollectible.

The amount of goodwill resulting from the purchase price allocation represents the premium paid for potential synergies expected to be generated from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The fair value of the noncontrolling interest in DMG, a private entity, was estimated by applying the income approach and the market approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumptions include a discount rate of 16%, a terminal value based on long-term sustainable growth rates of 3%, and adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in DMG.

The amounts of DMG’s revenues and results of operations included in the Group’s consolidated statement of operations for the year ended December 31, 2010, and the revenues and results of operations of the combined entities had the acquisition date been January 1, 2010, or January 1, 2009, are as follows. This pro forma financial information is presented for information purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2009 or 2010, nor is it necessarily indicative of future results of operations of the consolidated enterprise.

	Revenues	Net Loss
	(unaudited)	(unaudited)
The amount attributable to DMG in the Group’s consolidated statement of operations for year ended December 31, 2010	$30,662,842	$(50,809,446)
Supplemental pro forma for year ended December 31, 2009	140,917,542	(34,320,800)
Supplemental pro forma for year ended December 31, 2010	138,056,640	(151,256,961)

Please refer to Note 18(c) for further details on the litigation with former shareholders of DMG.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
4.	ACCOUNTS RECEIVABLE

	December 31,
	2009	2010
Accounts receivable	$38,227,266	$52,326,379
Less: Allowance for doubtful accounts	(1,177,190)	(1,241,874)

	$37,050,076	$51,084,505

Movements in allowance for doubtful accounts

	December 31,
	2009	2010
Balance at beginning of the year	$612,135	$1,177,190
Exchange realignment	(1,316)	40,131
Current year additions	627,169	585,502
Current year write-offs	(60,798)	(560,949)

	$1,177,190	$1,241,874

As of December 31, 2009 and 2010, the Group had billed accounts receivable of $29,370,464 and $36,234,818 and unbilled accounts receivable of $8,856,802 and $16,091,561 respectively. Unbilled accounts receivable represent amounts earned under advertising contracts in progress but not billable as of December 31, 2009 and 2010. These amounts become billable according to contract terms. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months from the balance sheet date.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	December 31,
	2009	2010
Advances to suppliers	$6,772,210	$13,543,566
Prepaid expenses	713,173	7,901,897
Deposit for DMG Acquisition	—	4,000,000
Deposit for acquisitions of advertising agency businesses	—	2,339,592
Staff advances	782,539	827,904
Other deposits	390,096	400,593
Interest receivable	158,257	262,841
Other current assets	1,232,732	2,755,550

	$10,049,007	$32,031,943

Advances to suppliers mainly represent prepayment for media costs. Other deposits mainly represent deposits for media cost agreements that will expire within one year.
6.	FIXED ASSETS, NET
Fixed assets consist of the following:

	December 31,
	2009	2010
Media display equipment	$10,577,304	$19,008,051
Computers and office equipment	1,333,285	1,946,109
Motor vehicles	429,500	446,815
Leasehold improvements	1,105,249	1,613,887

Sub-total	$13,445,338	23,014,862
Less: accumulated depreciation and amortization	4,252,597	8,706,981

	$9,192,741	$14,307,881

Depreciation and amortization expense was $1,614,135, $2,368,155 and $4,345,512 for the years ended December 31, 2008, 2009 and 2010, respectively.
Included in media display equipment are assembly in progress of $1,348,046 and $1,159,568 as of December 31, 2009 and 2010, respectively. These assets are expected to be placed in service in the following year.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
7.	GOODWILL
The Group’s goodwill primarily arises from the consideration paid and subsequent settlement of contingent consideration of its acquisitions. The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 are as follows:

Balance as of January 1, 2009	$21,074,228
Representing: — gross goodwill	21,074,228
— accumulated impairment loss	—

Exchange realignment	836
Addition as a result of contingent consideration resolved (note 3)	87,942,605

Balance as of December 31, 2009	109,017,669
Representing: — gross goodwill	109,017,669
— accumulated impairment loss	—

Exchange realignment	4,517,390
Addition as a result of contingent consideration resolved (note 3)	28,081,120
Addition from DMG Acquisition (note 3)	89,481,623
Impairment loss	(96,526,823)

Balance as of December 31, 2010	$134,570,979
Representing: — gross goodwill	231,097,802
— accumulated impairment loss	(96,526,823)
Due to the change in relevant regulations for advertising industry in the PRC in 2010, there was a significant decline in customer demand, resulting in intense pricing pressure and increasing competition of the Peak, Goldwhite and Ahead reporting units, which indicated a potential impairment loss on the goodwill of these reporting units. The Company therefore performed an impairment analysis for these reporting units in June 2010. The Company performed the first step of its goodwill impairment test and determined that the carrying value of the Peak, Goldwhite and Ahead reporting units exceeded their fair value. The fair value of these reporting units was estimated using a discounted cash flow methodology through internal analysis, which utilizes income approach through the application of discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the reporting units, appropriate discount rates and long-term growth rates. Having determined that the goodwill of the Peak, Goldwhite and Ahead reporting units was potentially impaired, the Company began performing the second step of the goodwill impairment analysis which involved calculating the implied fair value of the goodwill by allocating the fair value of the reporting units to all of their assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Accordingly, the Company recorded impairment losses of $43,579,230, $16,666,126 and $21,328,128 against the goodwill allocated to the Peak, Goldwhite and Ahead reporting units, respectively, for the year ended December 31, 2010.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
7.	GOODWILL — continued

The Company performed an annual impairment test for other reporting units in December 2010. The Company performed the first step of its goodwill impairment test and determined that the carrying value of the DMG reporting unit exceeded its fair value which was estimated using a discounted cash flow methodology. Management determined that the poorer than expected performance of the DMG reporting unit led to a potential impairment of the goodwill of DMG reporting unit. In addition, management believes that there was false, deceptive and misleading information concerning DMG’s financial condition and performance provided by the former management and selling shareholders of DMG, and as a result, the Company launched a lawsuit against the selling shareholders of DMG in December 2010 (see note 18(c)). The fair value of these reporting units was estimated using a discounted cash flow methodology through internal analysis, which utilizes income approach through the application of discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the reporting units, appropriate discount rates and long-term growth rates. Having determined that the goodwill of the DMG reporting unit was potentially impaired, the Company began performing the second step of the goodwill impairment analysis which involved calculating the implied fair value of its goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Accordingly, the Company recorded an impairment loss of $14,953,339 against the goodwill of DMG reporting unit for the year ended December 31, 2010.
8.	INTANGIBLE ASSETS, NET
As of December 31, 2009 and December 31, 2010, the Group had the following amounts related to the intangible assets:

	Weighted	December 31, 2009			December 31, 2010
	average		Accumulated	Net Carrying		Accumulated	Impairment	Net Carrying
	economic life	Cost	amortization	values	Cost	amortization	loss	values
Customer base	5 years	$11,984,292	$(3,852,208)	$8,132,084	$12,392,843	$(5,722,057)	$(5,155,818)	$1,514,968
Non-compete agreements	10 years	3,687,182	(580,675)	3,106,507	3,979,249	(1,017,737)	(2,450,765)	510,747
Patents	10 years	234,599	(17,218)	217,381	242,597	(39,293)	—	203,304
Trademark	10 years	—	—	—	133,095	(13,310)	—	119,785
Concession contracts	9 years	—	—	—	93,620,494	(10,746,917)	(41,280,447)	41,593,130
Technology	9 years	—	—	—	347,863	(41,212)	(306,651)	—

		$15,906,073	$(4,450,101)	$11,455,972	$110,716,141	$(17,580,526)	$(49,193,681)	$43,941,934

The Company estimates the fair value of the intangible assets through internal analysis, which utilizes income approach through the application of discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the intangible assets, appropriate discount rates and long-term growth rates. For the year ended December 31, 2010, the Group recorded an impairment loss of $49,193,681 on its intangible assets, in connection with the three advertising businesses which were acquired in 2008 as well as DMG which was acquired in 2010 due to poorer than expected performance of these businesses of the Group in 2010 as detailed in Note 7.

The Group recorded amortization expense as follows:

	December 31,
	2008	2009	2010
Cost of revenues	$—	$—	$10,184,158
Selling and marketing expenses	1,670,897	2,765,578	1,846,770
General and administrative expenses	—	17,219	33,805

	$1,670,897	$2,782,797	$12,064,733

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
8.	INTANGIBLE ASSETS, NET — continued

The Group will record amortization expense of $5,956,510 for each of the years ending December 31, 2011 and 2012, $5,513,296 for the year ending December 31, 2013, and $5,303,783 for each of the years ending December 31, 2014 and 2015, respectively.
9.	INVESTMENTS UNDER EQUITY METHOD
In 2007, VisionChina Media Group made cash investments totalling $965,581, $772,465 and $643,720 for its 49% equity interests in Suzhou Mobile, Changzhou Mobile and Ningbo Mobile, respectively. These equity method investees have been separately established with three separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC.
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
As of December 31, 2009, the Group had, in total, nine equity method investees, and as of December 31, 2010, the Group had ten equity method investees. The Group has accounted for these investments using the equity method of accounting.
The combined results of operations and financial position of these investments are summarized below:

	Year ended December 31,
	2008	2009	2010
Condensed statement of operations information:
Revenue	$5,019,647	$6,607,047	$8,224,393
Net losses	(482,795)	(1,708,199)	(527,690)

Group’s equity in net loss of investees	$(236,570)	$(837,018)	$(258,568)

	December 31,
	2009	2010
Condensed balance sheet information:
Current assets	$5,300,868	$7,635,498
Non-current assets	8,167,873	6,691,325

Total assets	$13,468,741	$14,326,823

Current liabilities	$4,913,433	$5,022,263
Equity	8,555,308	9,304,560

Total liabilities and equity	$13,468,741	$14,326,823

Group’s share of net assets	$4,192,101	$4,559,234

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
9.	INVESTMENTS UNDER EQUITY METHOD — continued

As of December 31, 2009 and 2010, the carrying value of the Group’s investments under the equity method was $6,670,189 and $6,618,828, respectively. The difference between the carrying value of the Group’s investments under the equity method and the Group’s share in its investees’ net assets was attributable to the elimination of unrealized profits on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible assets, which represent the broadcasting rights contributed by the investors and identified on formation, and their related amortization.
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
11.	LONG-TERM PREPAYMENTS AND DEPOSITS
Long-term prepayments and deposits consist of the following:

	December 31,
	2009	2010
Prepaid service fees	$705,798	$956,552
Deposits for acquisition of advertising agency businesses	16,689,988	—
Deposits for DMG Acquisition	40,000,000	—
Prepayments for acquisition of fixed assets	1,311,766	1,371,992
Deferred cost of revenue	—	1,844,076
Other deposits	6,534,018	9,605,954

	$65,241,570	$13,778,574

Other deposits mainly represent deposits for media cost agreements. Deferred cost of revenue represents the direct costs associated with the sales of PIDS for which the revenue has been deferred in accordance with the Company revenue recognition policy.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
12.	BANK LOANS
The Group’s bank loans consist of the following:

	December 31,
	2009	2010
Bank of China (Shenzhen branch) (“BOC (SZ)”)
- Fixed interest rate at 90% of People’s Bank of China benchmark rate, denominated in RMB (1)	$731,294	$60,497,898

Bank of China (Macau branch) (“BOC (Macau)”)
- Fixed interest rate at 1.72% per annum, denominated in USD (2) (4)	40,800,000	40,800,000
- Fixed interest rate at 1.72% per annum, denominated in USD (3) (4)	—	20,400,000

Total bank loans	41,531,294	121,697,898

Less: Amount due within one year shown under current liabilities	40,800,000	121,697,898

Amount due after one year shown under non-current liabilities	$731,294	$—

(1)	The amounts will be repayable in full on December 30, 2011.

(2)	The amount represents a one-year term loan which was granted during the year ended December 31, 2009 with maturity of December 11, 2010. The maturity of such loan was further extended for an additional eleven months during the year ended December 31, 2010. The amounts will be repayable in full by October 11, 2011.

(3)	An additional $20,400,000 one-year term bank loan was granted during the year ended December 31, 2010. The amounts were repaid in full by January 4, 2011.

(4)	Due to foreign currency exchange regulation, in order for the Group to borrow amounts denominated in currencies other than RMB, one of the Company’s subsidiaries in the PRC entered into an arrangement with BOC (SZ) pursuant to which this subsidiary placed a deposit denominated in RMB in the amount of $70,061,961 with BOC (SZ), which is recorded as restricted cash, and BOC (Macau) provided this loan to another subsidiary of the Company incorporated in Hong Kong.
There were no restrictive financial covenants associated with these loans.
13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following:

	December 31,
	2009	2010
Accrued payroll and welfare	$4,086,989	$3,470,619
Customer deposits	1,107,594	2,993,806
Accrued expenses	1,415,666	2,976,613
Accrued professional service fees	463,377	414,024
Other taxes payable	1,746,943	959,710
Others	505,639	1,138,454

	$9,326,208	$11,953,226

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
14.	COMMON SHARES
There were 72,140,684 common shares issued and outstanding as of December 31, 2009 after 423,139 share options and 557,083 restricted shares were exercised with the issuance of 980,222 common shares (see Note 16), and 658,980 common shares were repurchased by the Company during the year ended December 31, 2009.
There were 84,894,888 common shares issued and outstanding as of December 31, 2010 after the issuance of 8,476,013 common shares as part of the consideration for the DMG Acquisition (see Note 3), the issuance of 4,006,474 common shares to certain existing shareholders and employees pursuant to a definitive agreement with them dated June 25, 2010 at a consideration of $3.22 per share, and the issuance of 271,717 common shares as a result of the exercise of 202,800 shares options and issuance of 68,917 restricted shares during the year ended December 31, 2010 (see Note 16). Among the 8,476,013 common shares issued in connection with the DMG Acquisition, 7,628,412 common shares have been released to the selling shareholders of DMG in 2010, while the remaining 847,601 common shares have not been released to the selling shareholders of DMG as of December 31, 2010.
15.	INCOME TAXES
The Company is a tax exempted company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiaries, CDTC and Eastlong Technology, and their VIEs, VisionChina Media Group and Eastlong Advertising.

Cayman Islands and BVI
The Company which was incorporated in the Cayman Islands and its subsidiaries incorporated in Cayman Islands and BVI are not subject to income tax under the current laws of the Cayman Islands or BVI. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

Hong Kong
The Company’s subsidiaries established in HK are subject to HK profits tax on all profits (excluding profits arising from the sale of capital assets, dividend income and interest income) arising in or derived from HK from its trade, profession or business. The applicable profits tax rate is 16.5% for the years ended December 31, 2009 and 2010.

The PRC
On January 1, 2008, the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Laws”) took effect. It applies a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities. Enterprises that were subject to an EIT rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate over the five year period after the effective date of the New EIT Law. According to the implementation regulations, during the transition period, the EIT rate for CDTC, Shenzhen HDTV and DMG Shenzhen is 18%, 20%, 22%, 24% and 25% in the years 2008, 2009, 2010, 2011 and 2012, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
15.	INCOME TAXES — continued
In addition, the Ministry of Finance of the PRC and the State Administration of Taxation issued a circular “Notice on preferential tax treatment of enterprise income tax” in February 2008. The circular stipulates that newly established culture enterprises can enjoy the corporate income tax exemption treatment which has been approved by the authorities until the end of the holiday. VisionChina Media Group has already obtained the tax exemption approval certificate for the year 2008 and thus continued to enjoy a full exemption from EIT in 2008. Further, in accordance with another circular issued in November 2008, VisionChina Media Group has been recognized as a state-encouraged high-new technology enterprise starting from 2008, and the status is valid for a period of three years. Under the New EIT Law, a high-new technology enterprise is entitled to a preferential tax rate of 15%. As such, the EIT rate for VisionChina Media Group is 0%, 15%, 15%, 24% and 25% in the years of 2008, 2009, 2010, 2011 and 2012, respectively.
VisionChina Media Group is currently applying to be a state-encouraged high-new technology enterprise in 2011, 2012 and 2013 for a preferential tax rate of 15% in these three years.
In accordance with a circular issued in December 2010, Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Eastlong Technology is 25% in 2009, and 15% in each of the years of 2010, 2011 and 2012, respectively.
Xian Huachangshi and Huadingshi were established subsequent to the promulgation of the New EIT Law and as such, are subject to the uniform income tax rate of 25%.
Luzhou Huashi was established in Sichuan. It is recognized as a “Local government encouraged company” and is entitled to exemption from EIT for the years ended December 31, 2008 and 2009, and reduced tax rate of 7.5% for the year ended December 31, 2010 and years ending 2011 and 2012.
The Company and its other PRC subsidiaries does not have major operations, and the Group has minimal operations in jurisdictions other than the PRC.
The current and deferred components of the income tax (benefit) expense appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2008	2009	2010
Current tax	$39,108	$2,531,392	(193,330)
Deferred tax	(251,433)	(183,138)	(18,008,959)

	$(212,325)	$2,348,254	$(18,202,289)

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
15.	INCOME TAXES — continued
The principal components of the Group’s deferred tax assets and liabilities are as follows:

	December 31,
	2009	2010
Deferred tax assets:
Net operating loss carrying forward	$2,154,303	$18,447,926

Total deferred tax assets	2,154,303	18,447,926
Valuation allowance on deferred tax assets	(2,112,994)	(15,326,946)

Net deferred tax assets	$41,309	$3,120,980

Deferred tax liabilities:
Intangible assets	$2,503,125	$10,896,392

Classification on consolidated balance sheet
Deferred tax assets
- Current	$41,309	$—
- Non-current	$—	$3,120,980
Deferred tax liabilities
- Non-current	$2,503,125	$10,896,392
Movement of valuation allowance

	2008	2009	2010
At the beginning of the year	$207,759	$962,556	$2,112,994
Arising from DMG Acquisition	—	—	15,882,116
Exchange realignment	14,376	(2,070)	613,465
Change in tax rate	11,976	24,248	(1,285,778)
Increase (decrease) in valuation allowance	728,445	1,128,260	(1,995,851)

At the end of the year	$962,556	$2,112,994	$15,326,946

A valuation allowance has been provided on the deferred tax assets because the Group believes that it is not more likely than not that the assets will be utilized. As of December 31, 2009 and 2010, a valuation allowance was provided for the deferred tax assets relating to the future benefit of net operating loss carryforward as the management determined that the utilization of those net operating loss carryforward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.
As of December 31, 2010, the Group had net operating loss carryforward of approximately $1,914,876, $2,834,842, $10,882,962, $46,628,231 and $25,325,955 that will expire in the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
15.	INCOME TAXES — continued
A reconciliation of the income tax (benefit) expense to the amount computed by applying the current tax rate to income (loss) before income taxes in the statements of operations is as follows:

	Year ended December 31,
	2008	2009	2010
Expected taxation at PRC EIT statutory rate of 25%	$11,626,587	$7,206,054	$(42,364,813)
Effect of different tax rates	(36,866)	(55,207)	(1,296,247)
Effect of loss that cannot be carried forward	370,960	1,474,310	1,785,662
Tax expense arising from items which are not deductible for tax purpose:
- non-deductible entertainment expenses	472,294	766,046	1,269,481
- goodwill impairment	—	—	24,131,706
- others, net	58,474	280,650	528,275
Effect of tax exemption and tax concessions	(13,432,219)	(8,412,656)	(67,172)
Overprovision in prior year	—	(39,203)	(193,330)
Change in valuation allowance	728,445	1,128,260	(1,995,851)

Total income tax (benefit) expense	$(212,325)	$2,348,254	$(18,202,289)

The amounts of $13,432,219, $8,412,656 and $67,172 would otherwise have been payable without tax exemptions or tax concessions for the years ended December 31, 2008, 2009 and 2010, respectively. In addition, $0.19, $0.12 and $0.001 would have been deducted from the basic net income per share or added back to the basic net loss per share for the years ended December 31, 2008, 2009 and 2010, respectively.
Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The Implementation Rules to the New Law provides that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occur within the PRC. The Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the New EIT Law’s purposes. Because substantially all of the Company’s revenues on a consolidated basis are generated in the PRC, and the Company’s legal entities organized outside of the PRC do not generate any taxable income on a stand alone basis, even if one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the Company does not expect any significant adverse impact on the Company’s consolidated results of operations.
Aggregate undistributed earnings of the Company’s subsidiaries and VIEs in the PRC that are available for distribution to the Company of approximately $74.1 million as of December 31, 2010 are considered to be indefinitely reinvested under FASB ASC 740, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
15.	INCOME TAXES — continued
Under US GAAP, deferred tax liability should be accounted for in respect of the undistributed earnings of the Company’s financial interest in VIE affiliates and domestic subsidiaries. The Company believes that it is more likely than not that there is no deferred tax liability resulting from the undistributed earnings because the Company has means available under the PRC tax law to recover the investment in its consolidated VIE tax free, including but not limited to the following series of transactions:
•	The provision of technical support service by the Company’s PRC wholly owned subsidiary to its consolidated VIE will cause an expense to the consolidated VIE, resulting in the majority of the undistributed earnings of the consolidated VIE being transferred to the Company without incurring any additional income tax expense on the basis that the Company’s PRC wholly owned subsidiary and the consolidated VIE are in the same tax jurisdiction and subject to the same income tax rate. The price of the technical support service will be determined on an arm’s length basis.
•	The Company would ensure the significant existing contracts, including the exclusive agency agreements and the contracts for direct investment arrangements to be signed or renewed upon expiry of such contracts by a new VIE of the Company. Therefore, all the operations in the existing consolidated VIE will be taken by the new VIE without resulting any capital gain subject to income taxes; and
•	The Company or its wholly owned PRC subsidiary would exercise the call option to acquire all the equity interests in the existing consolidated VIE from its shareholders after all the operations have been transferred to the new VIE. Without any continuing operations or substantial remaining undistributed earnings, the purchase price for the existing consolidated VIE would be approximately valued at its paid-in capital, in which case it is not more likely than not that it would give rise to income tax resulting from any capital gain.
The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits in each case, and has measured the unrecognized tax benefits associated with the tax positions. Based on this evaluation, the Group has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax benefit (expense). As of December 31, 2010, there is no interest or penalties related to uncertain tax positions. The years 2005 to 2010 remain subject to examination by the PRC tax authorities.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
16.	SHARE INCENTIVE PLAN
On December 8, 2006, the Group adopted the 2006 share incentive plan (the “Plan”) which allows the Group to offer a variety of incentive awards to consultants and employees. The Group reserved 7,000,000 ordinary shares in 2006 and 2007 for issuance under the Plan. In December 2008, the total number of share issuable under the Plan was increased to 8,000,000 shares. In 2008, the Group granted 925,000 share options to consultants and employees with exercise prices ranging from $5.82 to $18.00. In 2008, the Group also granted 288,000 restricted shares to consultants and employees. In 2009, the Group granted 649,550 share options to employees with exercise prices ranging from $5.48 to $8.53. In 2009, the Group also granted 500,000 restricted shares to consultants and employees. In 2010, the Group granted 379,000 share options to employees with exercise prices ranging from $4.32 to $4.71. In 2010, the Group also granted 470,000 restricted shares to consultants and employees.
The contractual term of the options granted is generally ten years. The majority of the options granted vest 25% after the first year of service and rateably over the remaining 36-month period, and certain of the options vest contingent upon meeting performance criteria set by the Company over a performance period ranging from 9 months to 48 months from the respective grant dates For the options that would vest based on performance conditions, the performance criteria are linked to the employees’ job performance, and at the end of the performance period, the Company determines at its sole discretion whether each employee has met all performance criteria for the vesting of the share options. The performance criteria do not affect the exercise price or factors other than vesting or exercisability. Included in the 379,000 share options granted during 2010 are 80,100 options that would vest based on performance conditions. Included in the 649,550 share options granted during 2009 are 63,700 options that would vest based on performance conditions. Included in the 925,000 share options granted in 2008 are 394,500 options that would vest based on performance conditions.
The fair value of restricted shares was determined to be the market value of the common shares on the date of grant whereas the fair value of options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2009	2010
Risk-free interest rate	0.51 — 3.65%	1.11 — 2.69%	0.46% — 2.67%
Expected life	0.25—4 years	2.5—4 years	0.75—4 years
Expected volatility	0.382 — 1.122	1.18 — 1.32	0.66 — 1.52
Expected dividends	0%	0%	0%
Expected volatility was determined by reference to the historical volatility of the Company or the average annualized standard deviation of the share price of listed comparable companies. The expected life of the options is based on the assumption that they will be exercised evenly throughout the option life. The risk-free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
16.	SHARE INCENTIVE PLAN — continued

The fair values of share options granted in 2008, 2009 and 2010 were determined on a contemporaneous basis by management of the Company with reference to the market value of the Company’s shares.

Share Options

A summary of share options under the Plan during the years ended December 31, 2008, 2009 and 2010 is presented below:

			Weighted-	Weighted-
	Number	Weighted-	average	average
	of	average	remaining	fair value
	shares	exercise price	contractual life	at grant date
Outstanding as of January 1, 2008	4,838,359	$3.78	9.46	$0.31
Granted
- March 14, 2008	445,000	$10.19		$2.46
- June 3, 2008	128,000	18.00		6.01
- June 23, 2008	100,000	12.64		10.09
- September 29, 2008	170,000	15.54		5.37
- December 11, 2008	82,000	5.82		2.48
Exercised	(2,525,893)	4.31		0.37
Forfeited	(468,916)	9.06		1.97

Outstanding as of December 31, 2008	2,768,550	$5.19	8.58	$1.30

Granted
- January 22, 2009	25,100	$6.60		$4.63
- March 4, 2009	47,450	5.81		4.48
- June 17, 2009	55,000	5.48		4.48
- June 29, 2009	250,000	6.03		4.86
- September 6, 2009	76,000	5.85		4.74
- October 8, 2009	196,000	8.53		7.18
Exercised	(423,139)	1.75		0.22
Forfeited	(595,303)	9.69		4.39

Outstanding as of December 31, 2009	2,399,658	$5.10	8.00	$1.87

Granted
- April 2, 2010	172,000	$4.68		$2.58
- April 20, 2010	100,000	4.71		4.71
- September 26, 2010	107,000	4.32		3.78
Exercised	(202,800)	0.76		0.23
Forfeited	(804,034)	8.09		4.14

Outstanding as of December 31, 2010	1,771,824	$4.13	7.34	$1.45

Exercisable as of December 31, 2010	1,336,432	$4.11	6.91	$0.64

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
16.	SHARE INCENTIVE PLAN — continued

The Company received proceeds of $10,906,256, $918,282 and $157,533 from exercise of share options by the employee during the years ended December 31, 2008, 2009 and 2010, respectively.

The aggregate intrinsic value of the outstanding share options was $2,053,479 as of December 31, 2010 and the aggregate intrinsic value of options exercisable as of December 31, 2010 was $1,962,881.

The aggregate intrinsic values of share options exercised during the years ended December 31, 2008, 2009 and 2010 were $38,778,583, $3,879,831 and $1,561,267, respectively.

Restricted shares

A summary of restricted shares under the Plan during the years ended December 31, 2008, 2009 and 2010 is presented below:

		Weighted
	Number of	average
	shares	fair value
Outstanding as of January 1, 2008	—	$—
Granted	288,000	8.81
Forfeited	(45,000)	9.70
Vested	(38,111)	6.95

Outstanding as of December 31, 2008	204,889	$8.96
Granted	500,000	5.81
Forfeited	(57,083)	7.25
Vested	(557,083)	6.33

Outstanding as of December 31, 2009	90,723	$8.80
Granted	470,000	4.30
Forfeited	(247,917)	5.78
Vested	(68,917)	6.14

Outstanding as of December 31, 2010	243,889	$3.95

Restricted shares are granted subject to certain restrictions. The majority of the restricted shares generally vest 25% after the first year of service and rateably over the remaining 36-month period, and certain of the restricted shares vest based on certain performance conditions. Included in the 470,000 restricted shares granted during 2010 are 450,000 restricted shares that would vest based on certain performance conditions.

The total share-based compensation expenses in relation to options and restricted shares recognized in the statements of operations for the years ended December 31, 2008, 2009 and 2010 was $1,467,057, $4,332,111 and $947,505, respectively.

As of December 31, 2010, there was $2,314,240 of total unrecognized share-based compensation expenses related to non-vested share options and non-vested restricted shares granted under the Plan. That expense is expected to be recognized over 4 years.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
17	PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits for the years ended December 31, 2008, 2009 and 2010 were $483,065, $743,516 and $1,431,972, respectively.

18	COMMITMENTS AND CONTINGENCIES
(a)	Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expense under these operating leases for the years ended 2008, 2009 and 2010 was $640,007, $1,007,991 and $1,660,007, respectively.

As of December 31, 2010, the Group was obligated under certain operating leases, relating to the rental of office premises, requiring minimum rental payments as follows:

Year ending December 31,
2011	$1,040,175
2012	452,348
2013	188,129
2014	144,434
2015	132,085
2016 and thereafter	110,181

$2,067,352

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
18.	COMMITMENTS AND CONTINGENCIES — continued
(b)	Other commitments

The Group has entered into several agreements to pay media costs for periods of typically 5 to 10 years. As of December 31, 2010, future minimum purchase commitments under these agreements totalled approximately $323,935,000, which will be payable as follow:

Year ending December 31,
2011	$87,839,000
2012	90,098,000
2013	69,877,000
2014	39,489,000
2015	24,871,000
2016 and thereafter	11,761,000

$323,935,000

(c)	Litigation with former shareholders of DMG

The Company filed a summons with notice in the Supreme Court of the State of New York (“Supreme Court”) on December 27, 2010 against the selling shareholders of DMG. The summons and notice alleges that the selling shareholders of DMG engaged in an unlawful scheme to induce the Group, through false, deceptive, and misleading statements concerning DMG’s financial condition and performance, to pay a grossly inflated price to purchase DMG in 2010, and has received, or is scheduled to receive, ill-gotten gains from this unlawful scheme. The summons and notice further alleges that the Group is owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement. The litigation is in progress as of June 30, 2011.

On February 25, 2011, a counter-suit was filed by the Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., Thomas Gai Tei Tsao and other as-yet unnamed participants (collectively, “Former DMG Shareholders”) to the lawsuit filed by the Company on December 27, 2010 against the Former DMG Shareholders. The complaint alleges that the Company breached certain agreements related to the DMG Acquisition, by allegedly declining to make certain instalment payments that the Former DMG Shareholders claim they were entitled to receive, and allegedly declining to take other steps to facilitate the transfer of Company stock that the Former DMG Shareholders are entitled to receive in connection with the DMG Acquisition. The Former DMG Shareholders were also seeking specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, permanent and preliminary injunctive relief and such other relief as the court deems just and proper.

The Company believes that the Former DMG Shareholders’ claims and related motions are without merit and intend to vigorously defend the claims and oppose the motions. Accordingly, no provision for contingent loss was recorded in connection with the litigation with the Former DMG Shareholders in the Company’s consolidated financial statements although consideration payable in connection with the DMG Acquisition has been fully provided for in the consolidated financial statements (See note 3). The motions were presented to the Supreme Court’s consideration on March 15, 2011. No decision has been reached by court regarding the initial filing by the Company and the counter-suit by the Former DMG Shareholders up to June 30, 2011.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
18.	COMMITMENTS AND CONTINGENCIES — continued
(d)	Other

The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System (the “National Standard”), was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2008. On March 27, 2006, the PRC State Administration of Radio, Film and Television (“SARFT”) promulgated the Notice Concerning Experimental Mobile Digital Television (the “March Notice”), which required all of the Group’s local operating partners to adopt the National Standard for their mobile digital television operations and the SARFT has officially issued a notice to require some of the Group’s local operating partners and direct equity investment entities to complete the adoption of the National Standard by June 30, 2010. As of April 1, 2010, the mobile digital television network of the Group’s equity method investees and the digital television broadcasting infrastructure of the Group’s local operating partners in 11 cities have been converted to the National Standard, but those in another 9 cities have not yet completed the conversion and do not meet the requirements of the National Standard. The Group’s direct equity investment entities and local operating partners may be required to spend significant capital and other resources, including the acquisition of new equipment, to convert their digital television broadcasting infrastructure to the National Standard. Under some of the Group’s exclusive advertising agency agreements, the Group may be responsible for a portion of such expenditures in 5 of the 9 cities that have not yet completed the conversion. The total cost of converting the equipment to the National Standard in these five cities is expected to be less than RMB13 million. However, the Group and its local operating partners in these five cities have not yet determined the allocation of such capital expenditures, and there is no reliable basis for management to accurately estimate the amount and timing of capital expenditures required for these local operating partners. Accordingly, no accrual for such liability has been made in the consolidated financial statements.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
19	SEGMENT AND GEOGRAPHIC INFORMATION

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group.

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

Major Customers

The Group contracts either directly with advertisers or through advertising agents. The Group had contracted with the following advertisers or advertising agents that accounted for 10% or more of the total advertising service revenue:

	Percentage of revenue
	2008	2009	2010
Agent A	N/A	N/A	10.6%

The accounts receivable from customers with balances over 10% of the accounts receivable, net are as follows:

	Percentage of
	accounts receivable
	2009	2010
	%	%
Agent A	11.19	N/A
Agent B	12.47	N/A

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
20	RELATED PARTY TRANSACTIONS
(a)	Details of amounts due from related parties as of December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010
Chengdu Mobile	$580,025	$—
Haerbin Mobile	—	284,107
Hubei Mobile	186,621	217,939
Jilin Mobile	513,514	417,995
Suzhou Mobile	54,847	—
Changzhou Mobile	614,358	29,074
Shenzhen Mobile	2,170,838	1,854,810
Guangtong Mobile	214,269	90,747
Zhongguanguoji	—	131,748
Chongqing Rail Transit General Corporation	—	151,245

	$4,334,472	$3,177,665

The amounts due from related parties are non-interest bearing and repayable on demand.
(b)	Details of amounts due to related parties as of December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010
Chengdu Mobile	$—	$510,018
Dalian Mobile	19,132	19,784
Haerbin Mobile	2,194	3,123
Hubei Mobile	29,552	30,560
Henan Mobile	36,902	23,603
Ningbo Mobile	64,162	271,839
Changzhou Mobile	2,343	2,423
Zhongguanguoji	—	834,365
Shenzhen Meidi Zhiye Development Co., Ltd. (“Zhiye”)	27,800	56,346
Shenzhen Champs Elysees Renovations Co., Ltd. (“Champs Elysees”)	30,944	—

	$213,029	$1,752,061

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

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
20.	RELATED PARTY TRANSACTIONS — continued
(c)	Advertising equipment sales to investee companies

The Group sold digital equipment at negotiated price to related parties for a total amount of, $565,392, Nil and Nil for the years ended December 31, 2008, 2009 and 2010, respectively. Details are as follows:

	Year ended December 31,
	2008	2009	2010
Chengdu Mobile	$15,531	$—	$—
Dalian Mobile	—	—	—
Haerbin Mobile	—	—	—
Henan Mobile	162,546	—	—
Hubei Mobile	—	—	—
Suzhou Mobile	157,352	—	—
Changzhou Mobile	150,407	—	—
Ningbo Mobile	79,556	—	—

	$565,392	$—	$—

(d)	Services rendered by investee companies

The Group has received broadcasting service and other services from related parties at negotiated prices for a total amount of $7,989,832, $10,251,290 and $16,357,610 for the years ended December 31, 2008, 2009 and 2010, respectively. Details are as follows:

	Year ended December 31,
	2008	2009	2010
Chengdu Mobile	$1,007,951	$1,105,108	$1,814,631
Dalian Mobile	883,650	1,178,596	1,308,066
Guangtong Mobile	345,491	521,450	884,801
Jilin Mobile	274,013	451,700	483,320
Hubei Mobile	430,587	617,992	795,583
Haerbin Mobile	51,333	15,286	18,104
Ningbo Mobile	1,334,749	1,281,127	1,264,212
Suzhou Mobile	133,183	303,346	663,863
Changzhou Mobile	268	408,225	—
Henan Mobile	41,325	101,198	171,908
Shenzhen Mobile	3,487,282	4,267,262	8,769,071
Zhongguangguoji	—	—	184,051

	$7,989,832	$10,251,290	$16,357,610

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
20.	RELATED PARTY TRANSACTIONS — continued
(e)	Rental expense

During the years ended December 31, 2008, 2009 and 2010, the Group rented office space from Zhiye. The rate for rent was determined based on negotiated prices. The rental expense for the years ended December 31, 2008, 2009 and 2010 was $163,511, $191,758 and $154,153, respectively.

(f)	Other

For the years ended December 31, 2008, 2009 and 2010, the Group paid office decoration charges of $194,101, $236,124 and $270,864, respectively, to Champs Elysees. During the years ended December 31, 2008, 2009 and 2010, the Group also paid property management fees and utility expenses of $22,661, $26,820 and $28,702, respectively, to Champs Elysees.
21.	PROFIT APPROPRIATION

In accordance with the Regulations on Enterprises with Foreign Investment of China and the articles of association of the Company’s subsidiaries, the Company’s subsidiaries, being foreign invested enterprises established in China, are required to provide certain statutory reserve funds, namely general reserve fund, enterprise expansion fund and staff welfare and bonus funds, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Company’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries.

In accordance with the PRC Company Laws, the Company’s VIEs and their subsidiaries must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company’s VIEs and their subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriations to the statutory public welfare fund and discretionary surplus fund are at the discretion of the Company’s VIEs and their subsidiaries.

The general reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The staff welfare and bonus fund and statutory public welfare fund are restricted to capital expenditures for the collective welfare of employees. These reserves are not allowed to be transferred to the Company in terms of cash dividends or loans or advances, nor can they be distributed except under liquidation.

There were no appropriations to reserves by the Company other than the Company’s VIEs and certain of the VIEs’ subsidiaries in the PRC during any of the periods presented. During the years ended December 31, 2008, 2009 and 2010, approximately $5,597,415, $4,249,280 and $34,442 was appropriated from retained earnings to the statutory surplus fund, respectively, which are included in the accumulated profits (deficit) of the Group.

VISIONCHINA MEDIA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in U.S. Dollars (“$”), except number of shares or otherwise stated)
22.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets and reserves to the Company either in the form of dividends, loans, or advances. Amounts restricted include restricted cash, paid-up capital, reserves and accumulated profits (deficit) of the Company’s PRC subsidiaries and VIEs, totaling approximately $205,369,450 and $110,240,586 as of December 31, 2009 and 2010, respectively.

23.	SUBSEQUENT EVENT

Investments from Focus Media Holding Limited

On January 13, 2011, the Company and Focus Media Holding Limited (“Focus Media”) announced the closing of a securities purchase transaction in which Focus Media, JJ Media Investment Holding Limited and Front Lead Investments Limited have purchased 15,331,305, 1,022,087 and 1,022,087, respectively, newly issued common shares of the Company at a price of $3.979 per share, equivalent to $3.979 per ADS.

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
BALANCE SHEETS
(Amounts in U.S. Dollars (“$”), except number of shares)

	December 31,
	2009	2010
ASSETS
Current Assets:
Cash and cash equivalents	$6,961,436	$14,788,170
Amounts due from subsidiaries	68,114,565	87,821,975
Prepaid expenses and other current assets	2,439	364,357

Total current assets	$75,078,440	$102,974,502

Non-current Assets:
Fixed assets, net	$93,676	$71,384
Investment in subsidiaries and variable interest entities	205,794,723	136,475,828

Total non-current assets	$205,888,399	136,547,212

TOTAL ASSETS	$280,966,839	$239,521,714

LIABILITIES AND EQUITY
Current Liabilities:
Amounts due to subsidiaries	$6,157,970	$23,906,496
Accrued expenses and other current liabilities	1,827,513	830,214

Total liabilities	$7,985,483	$24,736,710

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 72,140,684 and 84,894,888 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	$7,214	$8,490
Additional paid-in capital	192,362,565	273,934,960
Accumulated profits (deficit)	70,623,826	(80,714,396)
Accumulated other comprehensive income	9,987,751	21,555,950

Total VisionChina Media Inc. shareholders’ equity	$272,981,356	$214,785,004

TOTAL LIABILITIES AND EQUITY	$280,966,839	$239,521,714

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
STATEMENTS OF OPERATIONS
(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2008	2009	2010
General and administrative expenses	$(2,884,499)	$(5,711,551)	$(2,560,680)
Equity in income (loss) of subsidiaries and variable interest entities	48,252,862	32,260,524	(148,454,480)

Operating profit (loss)	45,368,363	26,548,973	(151,015,160)
Interest income	1,441,587	54,030	1,303
Interest expense	—	—	(324,365)

Net income (loss)	$46,809,950	$26,603,003	$(151,338,222)

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
STATEMENTS OF CHANGES OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
(Amounts in U.S. Dollars (“$”), except number of shares)

					Accumulated
			Additional		other	Total
	Common shares		paid-in	Accumulated	comprehensive	shareholders’	Comprehensive
	Number	Amount	capital	(deficit) profits	income	equity	income (loss)
Balance as of January 1, 2008	68,386,838	$6,839	$163,820,443	$(2,789,127)	$2,990,664	$164,028,819
Issuance of common shares pursuant to follow-on offering	1,150,000	115	17,569,585	—	—	17,569,700
Direct offering expenses	—	—	(1,613,738)	—	—	(1,613,738)
Shares repurchase	(281,400)	(28)	(1,454,628)	—	—	(1,454,656)

Exercise of share options	2,525,893	252	10,906,004	—	—	10,906,256
Restricted shares	38,111	4	(4)	—	—	—
Share-based compensation	—	—	1,467,057	—	—	1,467,057
Cumulative translation adjustment	—	—	—	—	7,359,826	7,359,826	$7,359,826
Net income	—	—	—	46,809,950	—	46,809,950	46,809,950

							$54,169,776

Balance as of December 31, 2008	71,819,442	$7,182	$190,694,719	$44,020,823	$10,350,490	$245,073,214
Shares repurchase	(658,980)	(66)	(3,582,449)	—	—	(3,582,515)
Exercise of share options	423,139	42	918,240	—	—	918,282
Restricted shares	557,083	56	(56)	—	—	—
Share-based compensation	—	—	4,332,111	—	—	4,332,111
Cumulative translation adjustment	—	—	—	—	(362,739)	(362,739)	$(362,739)
Net income	—	—	—	26,603,003	—	26,603,003	26,603,003

							$26,240,264

Balance as of December 31, 2009	72,140,684	$7,214	$192,362,565	$70,623,826	$9,987,751	$272,981,356
Share issued for DMG Acquisition	8,476,013	848	67,566,538	—	—	67,567,386
Shares issued to certain subscribers	4,006,474	401	12,900,846	—	—	12,901,247
Exercise of share options	202,800	20	157,513	—	—	157,533
Restricted shares	68,917	7	(7)	—	—	—
Share-based compensation	—	—	947,505	—	—	947,505
Cumulative translation adjustment	—	—	—	—	11,568,199	11,568,199	11,568,199
Net loss	—	—	—	(151,338,222)	—	(151,338,222)	(151,338,222)

							(139,770,023)

Balance as of December 31, 2010	84,894,888	$8,490	$273,934,960	$(80,714,396)	$21,555,950	$214,785,004

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
STATEMENTS OF CASH FLOWS
(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	$46,809,950	$26,603,003	$(151,338,222)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,514	17,917	22,292
Equity in income (loss) of subsidiaries and variable interest entities	(48,252,862)	(32,260,524)	148,454,480
Share-based compensation	1,467,057	4,332,111	947,505
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	37,820	278,663	(361,918)
Amounts due from subsidiaries	—	(50,000,342)	(19,707,410)
Accrued expenses and other current liabilities	1,654,096	123,091	(997,299)

Net cash provided by (used in) operating activities	1,720,575	(50,906,081)	(22,980,572)

Cash flows from investing activities:
Acquisition of fixed assets	(70,526)	(45,581)	—
Amounts due (to) from subsidiaries	(12,061,513)	6,157,970	17,748,526
Investments in subsidiaries	(59,999,997)	(1)	—

Net cash (used in) provided by investing activities	(72,132,036)	6,112,388	17,748,526

Cash flows from financing activities:
Proceeds from issuance of common shares, net of issuance cost	13,708,984	—	—
Proceeds from exercise of share options	10,906,256	918,282	157,533
Payments of direct offering expenses	—	(278,902)	—
Share repurchases	—	(5,037,171)	—
Proceeds from issuance of common shares	—	—	12,901,247

Net cash provided by (used in) financing activities	24,615,240	(4,397,791)	13,058,780

Net (decrease) increase in cash and cash equivalents	(45,796,221)	(49,191,484)	7,826,734

Cash and cash equivalents at the beginning of the year	101,949,141	56,152,920	6,961,436

Cash and cash equivalents at the end of the year	$56,152,920	$6,961,436	$14,788,170

Non-cash financing and investing activities:
Shares repurchase not yet settled	1,454,656	—	—
Shares issued as part of consideration for acquisition of subsidiaries	—	—	67,567,386

VISIONCHINA MEDIA INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT — SCHEDULE I
(Amounts in U.S. Dollars (“US$”))
Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of SEC Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2009 and 2010, approximately $205,369,450 and $110,240,586 of the registered capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of VisionChina Media Inc. has been presented for the years ended December 31, 2008, 2009 and 2010.
Basis of Presentation
For the purposes of the presentation of the financial information of the parent company only, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in FASB ASC 323 “Investments in Equity Method and Joint Ventures”. Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and share of the subsidiaries’ profit or loss as “Equity in income (loss) of subsidiaries and variable interest entities” on the statements of operations.