Form 20-F
period 2011-12-31
VISIONCHINA MEDIA INC.
filed 2012-04-27
CIK 1415911

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

101,313,015 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☒ No

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

As of December 31, 2011, the local television stations with which we established our direct investment entities included: Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station, and Ningbo Broadcast and Television Group.

As of December 31, 2011, the local mobile digital television operating companies with which we entered into exclusive agency agreements included: Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Shanghai Metro Television Company Limited, Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Jilin Mobile Television Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited and Changsha Guangdian Digital Mobile Television Co., Ltd.

In 2011, the local mobile digital television operating companies from which we buy advertising time included Henan Cable China Mobile Television Company Limited and Haerbin China Mobile Television Company Limited.

•                                          “RMB” or “Renminbi” refers to the legal currency of China; “$”, “dollars”, “US$” and “U.S. dollars” refer to the legal currency of the United States;

•                                          “shares” or “common shares” refers to our common shares; “preferred shares” refers to our Series A convertible redeemable preferred shares and Series B convertible preferred shares; and

•                                          “we”, “us”, “our company”, “our” and “VisionChina” refer to VisionChina Media Inc., a Cayman Islands company, its predecessor entities and subsidiaries, and its consolidated affiliated entities and their subsidiaries. Although VisionChina does not directly or indirectly own any equity interest in its consolidated affiliated entities, VisionChina effectively controls these entities through a series of contractual arrangements. We treat our consolidated affiliated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011.

ADSs are listed on the Nasdaq Global Market under the symbol “VISN.”

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.     KEY INFORMATION

A.                                   Selected Financial Data

The following selected condensed consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the condensed consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The following selected condensed consolidated statement of operations data the years ended December 31, 2007 and 2008 and the condensed consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included elsewhere in this annual report. You should read the selected condensed consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(US$, except number of shares)

Condensed Consolidated Statement of Operations Data:
Revenues
Advertising service revenue	27,489,391	103,515,250	120,686,086	138,056,640	179,415,668
Advertising equipment revenue	1,896,200	565,392	—	—	1,778,682
Total revenues	29,385,591	104,080,642	120,686,086	138,056,640	181,194,350
Cost of revenues
Advertising service cost	(12,801,957)	(40,602,022)	(61,104,381)	(121,000,454)	(127,057,954)
Advertising equipment cost	(1,583,325)	(475,432)	—	—	(1,494,027)
Total cost of revenues	(14,385,282)	(41,077,454)	(61,104,381)	(121,000,454)	(128,551,981)
Gross profit	15,000,309	63,003,188	59,581,705	17,056,186	52,642,369
Operating expenses (1)	(5,098,576)	(20,126,107)	(32,046,119)	(183,535,813)	(63,639,179)
Government grant	—	—	538,085	—	—
Share of (losses) profits from equity method investees	(1,262,273)	(484,969)	(998,606)	(109,989)	230,280
Dividend income	—	—	—	—	142,265
Income from partial disposal of interest of a subsidiary	—	—	—	—	175,903
Operating profit (loss)	8,639,460	42,392,112	27,075,065	(166,589,616)	(10,448,362)
Interest income	505,888	3,480,212	1,860,017	2,082,605	1,711,117
Interest expense	—	—	(109,590)	(4,952,239)	(4,716,577)
Government grant	—	672,515	—	—	—

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(US$, except number of shares)

Other (expenses) income	(95,719)	(38,491)	(1,278)	—	42,153
Net income (loss) before income taxes	9,049,629	46,506,348	28,824,214	(169,459,250)	(13,411,669)
Income tax benefit (expense)	332,386	212,325	(2,348,254)	18,202,289	793,415
Net income (loss)	9,382,015	46,718,673	26,475,960	(151,256,961)	(12,618,254)
Net loss (income) attributable to noncontrolling interest (2)	11,343	91,277	127,043	(81,261)	114,962
Net income (loss) attributable to VisionChina Media Inc. shareholders	9,393,358	46,809,950	26,603,003	(151,338,222)	(12,503,292)
Deemed dividend on convertible redeemable preferred shares	6,625,262	—	—	—	—
Net income (loss) attributable to holders of common shares	2,768,096	46,809,950	26,603,003	(151,338,222)	(12,503,292)
Net income (loss) per common share:
Basic	0.11	0.67	0.37	(1.83)	(0.12)
Diluted	0.11	0.65	0.37	(1.83)	(0.12)
Weighted average number of shares used in computation of net income (loss) per share:
Basic	24,709,522	70,064,663	71,686,900	82,739,234	102,047,414
Diluted	25,771,702	72,404,916	72,676,438	82,739,234	102,047,414
Share-based compensation expenses during the related periods included in:
Cost of revenues	34,431	39,847	63,477	100,711	58,836
Selling and marketing expenses	135,722	1,163,623	3,698,329	432,632	447,767
General and administrative expenses	51,209	263,587	570,305	414,162	311,070

(1)          Included in operating expenses for the year ended December 31, 2010 was a non-cash impairment loss of US$145.7 million made against the intangible assets and goodwill relating to our acquisitions of three out of the six advertising agency businesses in 2008 and our acquisition of Digital Media Group in 2010. More details of such impairment loss can be found on page 85 “Item 5. Operating and financial review and prospects — A Operating results — Results of Operations — Year Ended December 31, 2011 Compared to Year Ended December 31, 2010”.

(2)         We adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 810-10-65, Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or ASC 810-10-65, on January 1, 2009 retrospectively.

	As of December 31,
	2007	2008	2009	2010	2011
	(US$, except number of shares)

Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	131,139,659	163,248,286	68,834,087	67,211,336	80,309,629
Total assets	175,300,276	293,639,567	388,915,736	442,959,951	415,140,682
Total current liabilities	10,618,779	42,304,706	102,935,518	185,514,939	120,961,630
Net assets	164,681,497	245,634,615	273,415,714	215,252,534	283,401,981
Common shares	6,839	7,182	7,214	8,490	10,131
Total VisionChina Media Inc. shareholders’ equity	164,028,819	245,073,214	272,981,356	214,785,004	283,184,369
Number of common shares issued and outstanding	68,386,838	71,819,442	72,140,684	84,894,888	101,313,015

Note:                   We adopted ASC 810-10-65 (formerly FASB Statement No. 160, Noncontrolling Interests) on January 1, 2009, retrospectively.

	As of December 31,
	2009	2010	2011
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	79,571	121,588	111,856
Direct investment cities	2,594	1,784	1,573
Total	82,165	123,372	113,429
Number of digital displays in our supplemental subway advertising platform	7,134	14,023	23,994

	For the Year Ended December 31,
	2009	2010	2011
Total hours of broadcasting(1)	138,164	195,366	175,598
Average revenue per hour(1)(2)(US$)	825	677	1,002
Average advertising minutes sold per hour	6.47	6.75	8.78

(1)          Includes all of the cities in our network and supplemental subway advertising platform.

(2)          We calculate average revenue per hour by dividing our advertising service revenue derived from our network and supplemental subway advertising platform by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.

Exchange Rate Information

A number of RMB-denominated figures used in this annual report are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011, which was RMB6.2939 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3080 to US$1.00 as of April 20, 2012.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through 20)	6.3080	6.3052	6.3123	6.2975

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

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States, China and other parts of the world. The current European debt crisis and related financial restructuring efforts, including in Greece, Italy, Spain, Portugal and Ireland, are contributing to instability in global financial markets, which adversely affects consumer confidence, the cost of borrowing and economic activity. This global economic and financial market crisis has had, and may continue to have, a negative effect on the market price of our ADSs, the volatility of which has increased as a result of the disruptions in the financial markets. It may also impair our ability to borrow funds or enter into other financial arrangements if and when additional funds become necessary for our operations. We believe many of our advertisers have also been affected by the recent economic turmoil. Current or potential advertisers may no longer be in business, may be unable to fund advertising purchases or determine to reduce purchases, all of which would lead to reduced demand for our advertising services, reduced gross margins, and increased delays of payments of accounts receivable or defaults of payments. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given our fixed media costs associated with our operations. Therefore, if the current economic downturn continues, our business, financial condition, results of operations and cash flow could be materially and adversely affected. In addition, the timing and nature of the continued recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future or that our results will not continue to be materially and adversely affected.

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

For the period from April 8, 2005, the date we commenced operations, to December 31, 2005, in 2006, 2010 and 2011, we incurred a net loss of US$0.4 million, US$4.1 million, US$151.3 million and US$12.5 million, respectively. We pay media costs, the components of which are detailed in Item 5A “Operating Results — Cost of Revenues — Advertising Service Cost — Media Costs” on page 73, to our local operating partners for operating our advertising business on buses and subways. These costs constitute a significant portion of our cost of revenues and accounted for approximately 41.4%, 70.8% and 56.9% of our total revenues in the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, in respect of the exclusive agency agreements for our bus platforms, eight are entered into with our direct investment entities and seven are entered into with independent local operating partners. In respect of the exclusive agency agreements for our subway platforms, one agreement was entered into with one of our direct investment entities and all other agreements were entered into with independent local operating partners across eight cities in the PRC. Our exclusive agency agreements typically have terms ranging from three to ten years, and do not contain any renewal provisions. Upon expiration of the exclusive agency agreements, we will discuss renewal of the agreements with our local operating partners, and the detailed terms of the new exclusive agency agreements will be negotiated at that time. The exclusive agency agreements cannot be terminated before expiration of the term unless agreed by both parties, and the party who initiates the early termination is subject to penalty at an amount specified in the respective agreement. Our media costs each year from these agreements is fixed and is determined upfront at the time when the contracts were signed. We negotiate each of our exclusive agency agreements with our local operating partners on a case-by-case basis and determine the amount of the media cost for each year under the agreement through the process of negotiation. All of our exclusive agency agreements contain escalation clauses to increase the media cost at pre-determined fixed amounts each year under the agreements, except for (i) two exclusive agency agreements that in aggregate accounted for less than 5% of our media cost and (ii) one exclusive agency agreement that has a fixed media cost for the first six years with an annual increase in the media cost beginning in the seventh year. However, our revenues may fluctuate significantly from period to period as a result of, among others, seasonality, customer loyalty, competition and changes in regulations. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations and result in a net loss in the period.

If we are required to impair our goodwill or other amortizable intangible assets, our financial condition and results of operations would be adversely affected.

As of December 31, 2011, we had goodwill and amortizable intangible assets of US$180.9 million, of which US$62.4 million was arising from our acquisitions of six advertising agency businesses in 2008 and US$118.5 million was arising from our acquisition of Digital Media Group Company Limited, or Digital Media Group, which was completed in January 2010.  We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of goodwill and our amortizable intangible assets may not be recoverable, such as a decline of growth in our industry, may have an adverse impact on the operating result of the acquired businesses. We evaluate the amounts of the goodwill and amortizable intangible assets for impairment based on the forecasts of financial performances of the acquired businesses which in turn are based on various assumptions. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Goodwill and Intangible Assets.” We recorded an impairment charge of US$89.1 million in the second quarter of 2010 against the goodwill and intangible assets in connection with three of the six agencies we acquired in 2008 due to significant decline in demand from certain key customers managed by these three agencies as a result of the change in relevant regulations in the PRC in 2010 (please see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on the Advertising Industry — Advertising content” on pages 63 and 64 for the details of the Administrative Measures on Radio and Television Advertisement Broadcasting issued by the SARFT and effective on January 1, 2010). We further recorded an impairment charge of US$56.6 million in the fourth quarter of 2010 against the goodwill and intangible assets arising from our acquisition of Digital Media Group due to the poorer than expected performance of the Digital Media Group reporting unit. In addition, we believed that there was false, deceptive and misleading information concerning Digital Media Group’s financial condition and performance provided by the former management and selling shareholders of Digital Media Group, and as a result, we launched a lawsuit against the selling shareholders of Digital Media Group in December 2010. As we have a limited operating history upon which we can use to forecast the financial performances of these acquired businesses, any further adverse change in the regulatory environment or the assumptions underlying the forecasts may result in additional impairment charges to be recorded in our consolidated statement of operations, which will cause a decrease in the net income attributable to our shareholders or an increase in the net loss attributable to our shareholders, and cause the carrying value of our goodwill and amortizable intangible assets to be reduced to the recoverable amounts.

We performed a sensitivity analysis for goodwill impairment with respect to each of our respective reporting units and determined that a hypothetical 10% decline in the fair value of each reporting unit as of December 31, 2011 would not result in a significant impairment of goodwill for any reporting unit.

We could record impairments in the future if there are changes in the long-term fundamentals of our business, in general market conditions or in the regulatory landscape that could prevent us from recovering the carrying value of our long-lived intangible assets. The economic conditions affecting the PRC economy, and how that may impact the fundamentals of our business, may have a negative impact on the fair values of the assets in our reporting units.

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

To date, our local mobile digital television operating partners in Shenzhen, Beijing, Zhengzhou, Guangzhou, Ningbo and Shenyang (i.e., Shenzhen Mobile Television Co., Ltd., Beijing Beiguang Media Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited, Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd. and Liaoning Beifang New Media Co., Ltd.) have obtained SARFT approvals for operating mobile digital television networks in these cities. Our local mobile digital television operating partners in Changzhou and Dalian (i.e., Changzhou Television Station and Dalian Television Station) submitted their applications to SARFT after April 30, 2006. Our local mobile digital television operating partners in cities other than those mentioned above submitted applications to SARFT before April 30, 2006 as required under the March 2006 Notice, and none of the applications has been rejected by SARFT as of the date hereof. In aggregate, approximately 70% of our advertising service revenue in 2011 was attributable to the cities where our local operating partners have not obtained the SARFT approvals.

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

All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered outdoor advertising. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2011, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expect the SAIC to levy any fines or sanctions in the future. Our local operating partners have expressed to us their willingness to fully comply with all relevant rules and regulations, including registering with the SAIC, and we therefore believe our local operating partners will be able to apply for the appropriate registrations in the event that the SAIC or the competent government authority determines that such registrations are required. As a precaution to cope with such legal uncertainty, our direct investment entities in Haerbin and Zhengzhou had completed the required registrations, but these registrations have already expired in 2008. Currently, our local operating partners have advised us that they do not believe such registrations are necessary, and none of our local operating partners are planning to submit registration applications to the SAIC. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising and a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine and may be ordered to stop disseminating the advertisements and as a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect in our overall business.

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

We may encounter cyber attacks, which may result in material adverse effect on our business operation, financial condition and reputation.

If the security of the broadcasting network we use to send our signals is breached despite the efforts of our local operating partners to ensure the security of the content management system, and unauthorized images, text or audio sounds are displayed on our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure. Any such cyber attack incidents may disrupt our services and result in significant damages and material adverse effect on our operations. In addition, we may suffer negative consequences, such as litigation, monetary liabilities, increased cybersecurity protection costs, lost revenues and reputational damages. If our advertising viewers do not believe our content is reliable or secure, our business model may become less appealing to viewers in China and our advertising clients may be unwilling to place advertisements on our advertising network.

Our local operating partner’s incomplete application, refusal to register and non-compliance with PRC registration may cause our operations, financial condition and results of operations be materially and adversely affected.

All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered “outdoor advertising”. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. All of the existing SAIC registrations by our local operating partners have already expired in 2008. As a result, 100% of our revenues in 2009, 2010 and 2011 were derived from cities where our local operating partners do not have an advertising registration certificate from the SAIC. Therefore, all of our revenues would be impacted in case of a regulatory enforcement action by SAIC. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2011, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expect the SAIC to levy any fines or sanctions in the future. Our exclusive agency agreements with each of our local operating partners or our joint venture agreements with our local operating partners require them to comply with all relevant laws and regulations, which include obtaining any approvals necessary to legally provide advertising time to us. Our local operating partners have expressed to us their willingness to fully comply with all relevant PRC rules and regulations during our conversations with them. Although no written assurances have been provided, our local operating partners have orally expressed their willingness to register with the SAIC in the event that the SAIC or the competent government authority determines that such registrations are required. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising, it will take SAIC as long as seven working days to review and approve an outdoor advertising registration after its acceptance of application filed by our local operating partner or direct investment entity. And if a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine up to RMB 30,000, confiscation of advertising fees and may be ordered to stop disseminating the advertisements. As a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect on our overall business.

If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.

SARFT promulgated Measures of Administration of Advertisement Broadcasting of Radio and Television in 2009 that became effective on January 1, 2010. This regulation is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than12 minutes each hour. On average, we sold 6.75 and 8.78 advertising minutes per broadcasting hour for the years ended December 31, 2010 and 2011, respectively. However, there is some uncertainty because as of December 31, 2011, there have been no SARFT actions, pronouncements of guidance or statements to the effect of determining that the regulation referenced above is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to regulate or restrict the advertising time digital television networks, nor have there been any plans for future action. In this sense, our future revenues could be significantly impacted by an enforcement action by SARFT for the above regulation on the mobile digital television industry. Our PRC counsel has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of the date hereof, SARFT has not indicated that this regulation shall apply to mobile digital television. In addition, all of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have orally confirmed that the foregoing restrictions on the total advertising time of a radio or television station or channel advertisements are not applicable to advertising on mobile digital television when we entered into media contracts with them. As a result, we believe that this regulation is not applicable to the mobile digital television industry. However, SARFT may determine that this regulation is applicable to the mobile digital television industry or promulgate new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks. Even though our PRC legal counsel has advised that under the relevant PRC laws and regulations, we are able to enforce these media contracts against our state-owned local operating partners and there is no limitation on the enforceability of these media contracts, if any of the foregoing regulatory enforcement actions occurs, the total advertising time on our network will be limited. As the annual increase of our media costs is already fixed under our media contracts and the contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the network of local operating partners is limited, a regulatory limitation on the number of advertising minutes would limit our potential revenues, while our media costs continue to increase. Our business, advertising service revenue and operating results could therefore be materially and adversely affected.

Our failure to maintain relationships with local television stations or local mobile digital television companies would harm our business and prospects.

Our ability to generate revenues from advertising sales depends largely upon our ability to air advertisements on large mobile digital television networks on mass transportation systems in cities. This, in turn, requires that we develop and maintain business relationships with local television stations, local mobile digital television companies, local governments, and mass transportation services through which we obtain programming, broadcasting and space for our mobile digital television advertising networks. As of December 31, 2011, we provided advertising services mainly through our network and supplemental subway advertising platform with approximately 137,423 digital displays in 20 cities in China, among which we have entered into exclusive advertising agency arrangements in 19 cities and direct investment arrangements in 12 cities in China. Also, as of March 31, 2012, our mobile digital television advertising network and supplemental subway advertising platform covered 20 cities in China. We cannot assure you that we can maintain these relationships on satisfactory terms, or at all. Our local operating partners may unilaterally terminate our agreements with them before the expiration of these agreements if there are events of force majeure or if we have breached the agreements. For example, our agreement with our local operating partner in Beijing requires us to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner in Beijing and the local bus company in Beijing. If we fail to perform our contractual obligations, we will be in breach of our agreement and our local operating partner may unilaterally terminate our agreement. If we fail to maintain relationships with our local operating partners, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

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

In most of the cities where we operate, our business relationships with local bus companies or other selected operations are secured and provided by our local operating partners or our direct investment entities. Furthermore, as of December 31, 2011, our operations on the supplemental subway advertising platform in Guangzhou, Beijing, Tianjin, Chongqing, Nanjing and Shenzhen are secured by our agreements with the subway companies in these six cities, respectively. However, we cannot assure you that we and our local operating partners can maintain these relationships with the local bus companies or subway companies on satisfactory terms, or at all, or that the local bus companies or subway companies will not terminate these relationships before their expiration. If we or our local operating partners fail to maintain these relationships, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

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

Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has issued a notice to require some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. Our PRC counsel advises that while SARFT has promulgated the foregoing timeline for conversion to the National Standard, as of December 31, 2011 SARFT has not assessed any fines or penalties related to non¬compliance with the National Standard. As of April 9, 2012, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 11 cities (Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Tianjin North Mobile Multimedia Television Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Shenzhen Mobile Television Co., Ltd., and Changzhou China Mobile Television Company Limited) have been converted to the National Standard, but those in another eight cities (Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Shanghai Metro Television Company Limited, Changsha Guangdian Digital Mobile Television Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) have not yet completed the conversion and do not meet the requirements of the National Standard. As of April 9, 2012, except for in Beijing and Guangzhou, our local operating partners in the eight cities have not begun the conversion process, and we and our local operating partners estimate that the conversion process will take no more than two years to complete once the conversion process begins. The actual amount of time required for the conversion process in any given city depends on a number of factors, including the size of the mobile digital television network in that city, the equipment currently used, the resources available for the conversion and the schedule for replacing the equipment. Our direct investment entities (Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd.) and our local operating partners (Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Shanghai Metro Television Company Limited, Nanjing Guangdian Mobile Television Development Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd. and Shanxi Dazhong Mobile Television Co., Ltd.) will be required to spend significant capital and other resources, including purchasing new equipment, to convert their digital television broadcasting infrastructure to the National Standard. Three of our local operating partners, Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd. and Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., told us the conversion process had been started as of April 9, 2012. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in five of the eight remaining cities. The total cost of converting the equipment to the National Standard in these five cities (Beijing,

Guangzhou, Nanjing, Changchun and Zhengzhou) is not expected to exceed RMB13 million. However, we and our local operating partners have not yet determined the allocation of the conversion expenses.  Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.

In certain cities, we may be required to obtain approvals in order to continue including non-advertising content in our programs that are transmitted through closed circuit networks. If we are unable to continue to include non-advertising content in our programs, our business and prospects could be adversely affected.

On December 6, 2007, the SARFT issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. Under the SARFT Circular, the display of audio-video programs, such as television news, films and television shows, sports, technology and entertainment, through public audio-video systems located in outdoor public systems, including automobiles, airports and bus and train stations, must be approved by the SARFT. While the SARFT Circular is not applicable to audio-video transmitted through digital broadcast technology, it is applicable to audio-video transmitted through closed circuit networks. As a result, we may be required to obtain approvals for certain of our supplemental subway advertising operations. These supplemental subway advertising operations transmit programming through closed video networks rather than digital broadcast technology and include Beijing (Line 4 and Daxing Line), Tianjin, Shenzhen (Lines 2, 4 and 5, and Stations in Line 1), Nanjing (Line 2 and the southern extended line for Line 1) and Chongqing.

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

As is customary in the advertising industry in China, we generally do not have exclusive or long-term agreements with our advertising clients. A majority of our agreements with our advertising clients have a term of less than a year. As a result, we must rely on high-quality services, industry reputation, our network size and coverage and favorable pricing to attract and retain advertising clients. There is no assurance, however, that we will be able to maintain our relationships with current and/or future clients. In particular, we derive a substantial percentage of our revenues from a small number of advertising clients. For example, our top ten advertising clients in the aggregate accounted for 27.9% of our total revenues for the year ended December 31, 2011. These and our other advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. We have lost client accounts in the past and may lose client accounts in the future. If a substantial number of our advertising clients choose not to continue to purchase advertising time from us, we would be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected.

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

A substantial majority of our revenues are currently generated from our operations in the four major cities in China: Beijing, Shanghai, Guangzhou and Shenzhen. Our revenues in Beijing, Guangzhou and Shenzhen in the aggregate accounted for 63.1% and 62.9% of our total advertising service revenue in 2008, and 2009, respectively. Following the completion of our acquisition of Digital Media Group, we expanded our network to the subway platform in Shanghai and additional subway lines in Beijing and Shenzhen, and these four major cities in the aggregate accounted for 65.8% and 72.4% of our total advertising service revenue in 2010 and 2011, respectively. We expect to generate a substantial portion of our revenues from these four cities in the future. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or changes in advertising preferences, our mobile digital television network, our supplemental subway advertising platform and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with the local operating partners in these cities (i.e., Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd., and Shanghai Metro Television Company Limited), our business, financial condition and results of operations would be materially and adversely affected.

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

In particular, we depend on our sales and marketing team to sell advertising time. We market our advertising services directly to advertisers, as well as to advertising agencies. As of December 31, 2011, we had 530 dedicated sales and marketing personnel and 5 consultants to support our sales and marketing efforts. We depend on our sales staff to market our services to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff as our business continues to grow. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel, our sales and marketing efforts may be materially impaired and our business, financial condition and results of operations could be materially and adversely affected.

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

Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for such acquisition candidate on commercially reasonable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of our time and resources and may potentially disrupt our existing business. Furthermore, we cannot assure you that we will be able to successfully integrate our acquisitions into our operations or that the expected synergies from future acquisitions will actually materialize. For example, in connection with the integration of our acquisition of Digital Media Group, we may desire to replace the current shareholders of Beijing Eastlong Advertising Co., Ltd., or Beijing Eastlong Advertising, the consolidated affiliated entity of Digital Media Group, with employees of ours. However, the replacement of the current shareholders of Beijing Eastlong Advertising will require us to obtain the consent of the counterparty to exclusive agency arrangement for the Shanghai subway, and there can be no assurance that we would be able to obtain such consent in a timely manner or at all. In addition, acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. For example, in connection with the acquisitions of the 6 advertising agency businesses completed by us in China in 2008, we are required to pay additional consideration if the acquired businesses meet specified performance targets in the years from 2008 through 2010. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” on pages 91 through 92 for more details regarding the consideration calculated based on performance targets. In addition, among the total consideration of US$160 million for our acquisition of Digital Media Group, US$60 million will be paid in cash or shares on the first and second anniversaries of the acquisition. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” on page 92 for more details. Future acquisitions may also expose us to potential risks, including risks associated with:

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

Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company for 2011, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.

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

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or

(ii) the average percentage of our assets (which include cash) by value (determined on a quarterly average) in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2012 or any future taxable year. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Consequences.”

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

We are currently involved in litigation against the selling shareholders of Digital Media Group, and in connection with this litigation, we recorded contingent loss of US$3.4 million as of December 31, 2011 based on our management’s current assessment of the possible outcome of this pending litigation. There can be no assurance that we will be successful in defending against any claims in the future. The damages, costs, expenses and attorneys’ fees arising from any future claims against us could have an adverse effect on our business, results of operations, financial condition and prospects. In addition, our reputation may be negatively affected by these or any future allegations. Our litigation with the selling shareholders of Digital Media Group is detailed in “Item 3. Key information— D. Risk Factors — Risks Related to Our Corporate Structure —Our ongoing litigation with the former shareholders of Digital Media Group may have a material adverse effect on our business and results of operations.” on pages 31 and 32.

Risks Related to Our Corporate Structure

If the PRC government determines that the agreements establishing the structure for operating our China business do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties including being prohibited from continuing our operations in the PRC.

The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated any advertising business outside of China and therefore, we currently do not qualify under PRC regulations to directly provide advertising services. In addition, the March 2006 Notice prohibits foreign investment in any mobile digital television operating company in China. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. Accordingly, our subsidiary, China Digital Technology (Shenzhen) Co., Ltd., or CDTC, which is a wholly-owned foreign enterprise established by us on March 9, 2006, is currently ineligible to apply for the required licenses to directly provide advertising services in China. CDTC is an intermediate holding company that consolidates the operating results generated by our consolidated affiliated entities in a manner that complies with PRC rules and regulations. It is authorized to engage in businesses such as, but not limited to, technical development and technical consultancy services in connection with digital visual and audio equipment. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entities in China, which hold the requisite licenses to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group Company Limited, or VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group but we receive the economic benefits of it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate, its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Qijun Men and Haifeng Wang. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising, but receives the economic benefits and bear economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been and expect to continue to be dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.

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

In addition, through an Equity Pledge Agreement, our consolidated entities encumber all or part of their assets with liens. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries.” If our consolidated affiliated entities or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could severely disrupt our business and cause grave damaging effects on our financial condition and results of operations. If one of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of that consolidated affiliated entity, thereby hindering our ability to operate our business or derive economic benefits from that consolidated affiliated entity and its subsidiaries, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

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

Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, we invest in ventures with local television stations and provide advertising services on our out-of-home digital television networks in the PRC through VisionChina Media Group and Beijing Eastlong Advertising, both PRC legal entities. VisionChina Media Group was established by our co-founders, and Beijing Eastlong Advertising was established by Haifeng Wang and Qiujun Men. The paid-in capital of VisionChina Media Group was funded by us or CDTC through a loan extended to the co-founders. CDTC has entered into certain exclusive agreements with VisionChina Media Group, which obligate us to absorb a majority of the risk of loss from VisionChina Media Group’s activities and entitle us to receive a majority of its residual returns. In addition, we, through CDTC, has entered into certain agreements with the two individuals, including a loan agreement for the paid-in capital of VisionChina Media Group described above, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. As provided by these agreements, all raised disputes are subject to PRC court proceedings. Similarly, the paid-in capital of Beijing Eastlong Advertising was funded by Beijing Eastlong Technology, which became our wholly owned subsidiary subsequent to our acquisition of Digital Media Group in 2010, through loans extended to its equity holders. Beijing Eastlong Technology Development Co., Ltd., or Beijing Eastlong Technology has entered into certain exclusive agreements with Beijing Eastlong Advertising, which obligate us to absorb a majority of the risk of loss from Beijing Eastlong Advertising’s activities and entitle us to receive a majority of its residual returns. In addition, Beijing Eastlong Technology has entered into certain agreements with the two individual equity holders, including a loan agreement for the paid-in capital of Beijing Eastlong Advertising described above and an option agreement to acquire the equity interest in Beijing Eastlong Advertising when permitted by the PRC laws. As provided by these agreements, all raised disputes are subject to PRC court proceedings. The major difference between binding arbitration and court proceedings in the PRC is that PRC arbitration judgments are binding, enforceable and may not be appealed, whereas the PRC court judgments are subject to appeal to the People’s Court of Appeal. According to the Civil Procedure Laws of the PRC, each party to a dispute in its first trial is entitled to appeal within the statutory time limit, and the court shall hear all appeals once the case is filed in the second instance. Before the appeal is heard, the people’s court of the first trial shall serve copies of the appeal petition on the respondent within five days of receiving an appeal petition, and the respondent shall submit its defense in writing within 15 days of receiving such copies of the appeal petition. Failure by the respondent to submit a defense shall not prevent the case from being tried by the people’s court. In trying an appealed case against a judgment, the people’s court shall make a final judgment within three months of the case being filed in the second instance; in trying an appealed case against an order, the people’s court shall make a final order within 30 days of the case being filed in the second instance. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a detailed description of these contractual arrangements.

Based on these contractual arrangements, we believe that VisionChina Media Group and Beijing Eastlong Advertising should be each considered as a variable interest entity, or VIE, under FASB ASC 810, Consolidation, because the equity investors in VisionChina Media Group and Beijing Eastlong Advertising do not have the characteristics of a controlling financial interest and we, through CDTC and Beijing Eastlong Technology, are the primary beneficiary of VisionChina Media Group and Beijing Eastlong Advertising. We and CDTC hold all the variable interests of VisionChina Media Group, and we and CDTC have been determined to be the most closely associated with VisionChina Media Group. We and Beijing Eastlong Technology hold all the variable interests of Beijing Eastlong Advertising, and we and Beijing Eastlong Technology have been determined to be the most closely associated with Beijing Eastlong Advertising. Therefore, we are the primary beneficiary of both VisionChina Media Group and Beijing Eastlong Advertising. Accordingly, we consolidate VisionChina Media Group and Beijing Eastlong Advertising.

These contractual arrangements enable us to exercise effective control over VisionChina Media Group and its subsidiaries and receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries for a remaining period of 20 years. If VisionChina Media Group fails to comply with its obligation under the foregoing contractual arrangement, such non-performance may have adverse effect on our financial condition and results of operations. Further, the contractual arrangements enable us to exercise effective control over Beijing Eastlong Advertising and its subsidiaries and receive substantially all of the economic benefits of Beijing Eastlong Advertising and its subsidiaries for a remaining period of 3.2 years. If Beijing Eastlong Advertising fails to comply with its obligation under the foregoing contractual arrangement, such non-performance may have adverse effect on our financial condition and results of operations.

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

Our ongoing litigation with the former shareholders of Digital Media Group may have a material adverse effect on our business and results of operations.

Our Company and its wholly owned subsidiary, Vision Best Limited, filed a summons with notice in the Supreme Court of the State of New York, which is the trial court there (the “New York Court”) on December 27, 2010 against the selling shareholders and former management of Digital Media Group.  The summons with notice alleged that the selling shareholders of Digital Media Group (i) engaged in an unlawful scheme to induce us, through false, deceptive, and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme.  The summons with notice further alleged that we are owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which we acquired Digital Media Group (the “Merger Agreement”).  The claims summarized in the summons with notice were set forth in a more detailed complaint we filed on February 2, 2011.

On February 25, 2011, Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., and Thomas Gai Tei Tsao (collectively, the “Former DIGITAL MEDIA GROUP Shareholders”) filed a countersuit in the New York Court against us.  The complaint in that lawsuit alleges that we breached certain agreements related to the Digital Media Group acquisition by (i) declining to make certain installment payments that the Former Digital Media Group Shareholders claim they were entitled to receive and (ii) declining to take steps to facilitate the transfer of shares of our stock that the Former Digital Media Group Shareholders claim to be entitled to receive in connection with the acquisition of Digital Media Group.  The Former Digital Media Group Shareholders also seek specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, and permanent and preliminary injunctive relief compelling us to comply with the parties’ agreement.  We denied the material allegations of the complaint by the Former Digital Media Group Shareholders and asserted a counterclaim for breach of contract arising from the destruction of Digital Media Group’s electronic data prior to delivery to us.

Also on February 25, 2011 the Former Digital Media Group Shareholders filed motions against us for various relief.  They sought to dismiss most of the claims in our complaint as well as our counterclaim based on destruction of Digital Media Group’s electronic data.  They also sought (i) an order of attachment against us in the amount of $30 million plus interest, on account of a post-closing payment of that amount which the Former Digital Media Group Shareholders alleged to be due, and (ii) an order directing us to transfer assets into the United States to secure a prospective judgment.  The Former Digital Media Group Shareholders also filed a motion for a preliminary injunction to compel us to remove the restrictive legend on the ordinary shares received by the Former Digital Media Group Shareholders in connection with the acquisition of Digital Media Group, and to provide consents or authorizations to convert those shares into freely tradable American Depository Shares.

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits.  It granted the motion to dismiss our fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of Digital Media Group’s electronic data.  The New York Court denied the Former Digital

Media Group Shareholders’ motion to dismiss our indemnification claim for not less than $2,785,633 but granted their motion to attach our assets in the amount of $30 million plus interest, as security in the event the Former Digital Media Group Shareholders were successful in their monetary claims against us.  The ruling also required the Former Digital Media Group Shareholders to file a $500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment.  Finally, the New York Court denied the Former Digital Media Group Shareholders’ request to compel us to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

On November 11, 2011 we filed an appeal from the New York Court’s orders.

On November 21, 2011 the Former Digital Media Group Shareholders filed a motion for partial summary judgment in the New York Court, seeking a judgment against us of $60 million plus interest for failure to make $60 million in post-closing payments claimed to be due for the acquisition of Digital Media Group.  They also filed a motion to confirm the order of attachment previously entered in the amount of $30 million plus interest.  No decision has been reached by the New York Court on these pending motions as of April 26, 2012.

We believe that the Former Digital Media Group Shareholders’ claims and related motions are without merit and intend to vigorously defend the claims and oppose the motions.  We believe it is difficult to assess the prospects for the pending motions or, if they are decided by the New York Court adversely to us, the prospects of obtaining a reversal on appeal.  Consequently, we are unable to predict the ultimate outcome of the matter.  We note, however, that our exposure includes the following possible outcomes, if not overturned on appeal:

(a)        the Former Digital Media Group Shareholders’ motion for summary judgment might be granted, and they might obtain a judgment in the amount of $60 million plus interest;

(b)        the Former Digital Media Group Shareholders might be successful in obtaining (i) an order requiring us to release the restrictive legend on the stock that the Former Digital Media Group Shareholders received in consideration for the acquisition of Digital Media Group or (ii) damages arising out of the failure to remove the restriction;

(c)        we might not succeed in recovering on our claim with respect to the indemnity escrow (in which we seek $2,785,633), and the Former Digital Media Group Shareholders might succeed in compelling the escrow to be turned over to them; and

(d)        the orders of attachment might be confirmed.

Although we continue to claim in the pending litigation in the New York Court, and expect to appeal, that no further consideration should be paid to the Former Digital Media Group Shareholders, the consideration provided for in the Merger Agreement has been fully provided for in the consolidated financial statements.  In addition, accrued interest of $3,375,000 on the unpaid but challenged post-closing consideration of $60 million provided for in the Merger Agreement has been recorded and included in accrued expenses and other current liabilities.  We have made these provisions because we consider that, unless we succeed on appeal, payment of such amounts is probable based on the November 3, 2011 order of the New York Court.  We estimate that the further potential loss that could result from this litigation may be as much as $40 million as of date of this report, but we consider such potential loss merely possible but not probable due to uncertainty.  The litigation is still in progress as of April 26, 2012.

The audit report included in this annual report are prepared by auditors that are not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission is required by the laws of the United States to undergo regular inspections by the US Public Company Accounting Oversight Board (United States), or the PCAOB, to assess its compliance with the laws of the United States and professional standards.

Due to the fact that we have substantial operations within the Peoples’ Republic of China, the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities.  As a result, our auditors are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Historically, our PRC wholly owned subsidiaries, CDTC and Beijing Eastlong Technology, did not pay dividends to us. Our management believes that it will be able to pay dividends to us from CDTC and Beijing Eastlong Technology, but our management does not have any present plan for receiving dividends from our PRC operating subsidiaries including CDTC and Beijing Eastlong Technology. Currently we plan to use all our retained profits in our PRC subsidiaries and consolidated affiliates, including CDTC and Beijing Eastlong Technology, to reinvest for our future business expansion.

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

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiary and consolidated affiliated entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management’s attention.

You may experience difficulties effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws, against us, our management or the experts named in this annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers, such as our Chief Executive Officer, Limin Li, our Chief Development Officer, Haijun Liu, and our Senior Vice President of Finance, Yan Wang, reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us or our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.

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

On December 25, 2006, the People’s Bank of China promulgated the “Measure for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE promulgated the implementation rules on those measures. Pursuant to these regulations, PRC citizens who have been granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through a qualified PRC agent which may be the PRC subsidiary of such overseas listed company, to register with the SAFE and complete certain other procedures related to the share option or share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees, who have been granted share options, or PRC optionees, are subject to these regulations. According to the Regulations on the

Foreign Exchange System of the PRC, we or our PRC optionees may be assessed fines of up to RMB300,000 and legal or administrative sanctions for failure to comply with the provisions of the foreign exchange register administration. Our PRC counsel has advised that failure to comply with SAFE registration requirements by some of our PRC optionees would not have a material adverse effect on our business or results of operations.

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

Before the EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zones in the PRC, CDTC and VisionChina Media Group were allowed to enjoy a preferential tax rate of 15%, and pursuant to the requirement of the EIT Law, continue to enjoy the lower rate and gradually transition to the new tax rate within five years from 2008 to 2012.  VisionChina Media Group’s sales branches located in various cities in the PRC are subject to enterprise income tax at standard rate of 25% under the EIT Law. Furthermore, in November 2008, VisionChina Media Group was recognized as “new and high technology enterprises strongly supported by the state” and is entitled to a preferential tax rate of 15% for 2009 and 2010. In October 2011, VisionChina Media Group obtained the approval from the government authorities to be recognized as a state-encouraged high-new technology enterprise in 2011, 2012 and 2013, and is entitled to a preferential tax rate of 15% in these three years, subject to tax authority approval at the end of each year.  In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the years of 2010, 2011 and 2012, respectively. Furthermore, one of our operating consolidated affiliated entities in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009 and reduced tax rate of 7.5%, 7.5% and 12.5% in 2010, 2011 and 2012.  Notwithstanding the standard statutory tax rate of 25%, in 2011, under the direction of the relevant in-charge tax authority, one of our operating consolidated affiliated entities, Jiangxi Huashi Media Advertising Co., Ltd., or Jiangxi Huashi, applied a deemed-profit-rate method for its annual tax filings in 2011.  Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues. An additional amount of US$0.6 million would otherwise have been payable if deemed-profit-rate method is not allowed for the year ended December 31, 2011. However, we cannot assure you that our PRC operating subsidiary and consolidated affiliated entities will continue to receive preferential tax treatments in the future. Any further legislative changes to the tax laws and or regulations could in future years by applicable authorities and become subject our PRC operating subsidiary and consolidated affiliated entities to increased income tax rates. Any increase in the enterprise income tax rate applicable to our operating subsidiary and consolidated affiliated entities in the PRC would decrease our net income and materially and adversely affect our financial condition and results of operations.

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

Also, on April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa [2009] No. 82, Notice on the Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the Place of Effective Management Criteria, or Circular 82, with retrospective effect from 1 January 2008. According to Circular 82, any enterprise established under the law of a country or region other than the PRC but whose main investor is a PRC enterprise or Group shall be recognized as a resident enterprise for PRC tax purposes if all the following criteria are met: (i) the senior executives responsible for its daily production or business operations and the place where such responsibilities are carried out are mainly located in China; (ii) decisions about its finances (such as borrowing, lending, financing and managing financial risk) and human resources (such as staff recruitment, termination, and remuneration policies) are made or approved by organizations or individuals located in China; (iii) its major properties, accounting books and records, company seal, board minutes and resolutions, shareholders’ meeting minutes, etc. are kept in China; and (iv) 50% or more of its voting directors or its senior executives habitually reside in China. The principle of “substance over form” applies when determining the place of effective management. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue

Our board of directors holds regular meetings and makes most of the significant operational, investment, financing and human resources decisions outside of the PRC. In addition, our senior management regularly spends time outside of the PRC developing and managing investor relations. As such, we believe that the de facto management body of the Company is located outside of the PRC, and, accordingly, we believe the risk of being recognized as a PRC resident enterprise under the EIT Law is low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our results of operations.

For the year ended December 31, 2009, 2010 and 2011, our legal entities organized outside of the PRC incurred losses. Therefore, even if our legal entities organized outside of the PRC are treated as PRC residents for purpose of the new EIT law, our management believes there was no material impact on our results of operations.

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

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2011, we had 101,313,015 common shares outstanding, including 61,320,423 common shares represented by 61,320,423 ADSs. Sales of our common shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs.

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

In October 2009, we entered into an agreement (which was amended and restated in November 2009) to acquire Digital Media Group, which was completed in January 2010. The total consideration of US$160 million (or US$167 million based on the fair value of the total consideration on the acquisition date in January 2010) is payable in three installments over two years in cash and shares. In November 2009, we deposited the initial installment of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan relating to our acquisition of Digital Media Group. The second installment of US$30 million should be paid on the first anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in the form of cash or shares at the option of the eligible former shareholders of Digital Media Group. The number of our ordinary shares representing the share consideration of the second installment shall be equal to the quotient of US$10 million divided by the higher of (A) 125% of US$7.0788, or the Initial Conversion Price, and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) two day prior to the payment date. The third installment of US$30 million should be paid on the second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible former shareholders of Digital Media Group. The number of our ordinary shares representing the share consideration of the third installment shall be equal to the quotient of US$10 million divided by the higher of (A) 150% of the Initial Conversion Price and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) one day prior to the payment date. The second and third installments totaling US$60 million remain unpaid as of April 26, 2012 as a result of our lawsuit against the selling shareholders of Digital Media Group.

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

On December 30, 2010, in order to offer integrated media solutions and greater media value to advertisers, we entered into a securities purchase agreement with Focus Media Holding Limited, or Focus Media, China’s largest lifestyle community digital out-of-home media company; Front Lead Investments Limited, or Front Lead; and JJ Media Investment Holding Limited, or JJ Media. Pursuant to this agreement, Focus Media, Front Lead and JJ Media purchased 15,331,305, 1,022,087 and 1,022,087, respectively, of newly issued common shares of the Company at a price of US$3.979 per share, equivalent to US$3.979 per ADS. Upon the consummation of these transactions, Front Lead and Focus Media owned approximately 17.2% and 15%, respectively, of our outstanding common shares. In connection with these transactions, we also entered into a shareholders agreement and a registration rights agreement with Front Lead, Focus Media and JJ Media on January 13, 2011. We received net proceeds of US$69.0 million from these transactions.

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

Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group and Beijing Eastlong Advertising. While we do not have any equity interests in the operating entities in China, our relationships with VisionChina Media Group, Beijing Eastlong Advertising and their respective equity holders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from both VisionChina Media Group and Beijing Eastlong Advertising (for the contractual arrangements See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries” on pages 108 through 110. Accordingly, we treat VisionChina Media Group and Beijing Eastlong Advertising as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. All our revenues are derived from VisionChina Media Group for the year ended December 31, 2009. After we completed the acquisition of Digital Media Group in January 2010, Beijing Eastlong Advertising became our consolidated variable interest entity, and substantially all our revenues for the years ended December 31, 2010 and 2011 are derived from VisionChina Media Group and Beijing Eastlong Advertising.

Other than the above contractual arrangements, our company or CDTC does not have any business relationships with the equity holders of VisionChina Media Group, and our company or Beijing Eastlong Technology does not have any business relationships with the equity holders of Beijing Eastlong Advertising.

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

Principal Capital Expenditures

We had capital expenditures of US$2.3 million for the year ended December 31, 2011, US$3.6 million for the year ended December 31, 2010 and US$1.6 million for the year ended December 31, 2009. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and to upgrade our accounting software and systems. The digital television displays we acquired have an estimated useful life of 5 years. As of December 31, 2011, the estimated average remaining useful life of our digital television displays is approximately 2.5 years. We believe our existing digital television displays, with cost value of US$21.5 million as of December 31, 2011, will not become technologically obsolete before the end of their respective useful lives. Therefore we do not expect significant capital expenditure for replacement of digital television displays in 2012.  Our capital expenditures are primarily funded by net cash provided by our operating activities for the year ended December 31, 2009, and by proceeds from issuance of our common shares and proceeds from bank loans for the years ended December 31, 2010 and 2011. We expect our capital expenditures in 2012 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network and in preparation of replacing our digital television displays. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.

In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.

B.                                     Business Overview

Overview

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through our consolidated affiliated entities. Our relationships with our consolidated affiliated entities and their shareholders are governed by a series of contractual arrangements that allow us to effectively control, and derive substantially all of the economic benefits from, our consolidated affiliated entities. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and in subway trains and subway platforms that receive mobile digital television broadcasts of real-time content and advertising. We also operate various closed-circuit advertising digital displays in certain subway platforms and subway trains in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin.  As of December 31, 2011, our network and supplemental subway advertising platform covered 20 cities in China and consisted of approximately 137,423 digital displays. As of March 31, 2012, our mobile digital television advertising network and supplemental subway advertising platform covered 20 cities in China. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements pursuant to the demands of our clients. According to the public announcements released by subway companies and local governments, we expect there will be 69 new subway lines commencing operation in 24 cities throughout the PRC during 2010 to 2014.

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

As of December 31, 2011, we use the following business models for our advertising operations in China:

•                  Exclusive agency model refers to our arrangements, with terms ranging up to 12 years, in 19 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Chongqing, Dalian, Guangzhou, Nanjing, Ningbo, Shanghai , Shenyang, Shenzhen, Suzhou, Taiyuan, Tianjin, Wuhan, Wuxi and Xiamen. We have entered into an exclusive advertising agency agreement with the partner local mobile digital television company or local subway authority in 12 cities (Beijing, Changchun, Changsha, Chengdu, Dalian, Guangzhou, Nanjing, Ningbo, Shanghai, Shenyang, Taiyuan and Wuhan) that typically give us the exclusive right to sell all of the advertising time on our local partner’s mobile digital television network located on buses or subways. Our exclusive agency arrangements in Changzhou, Suzhou, Wuxi and Xiamen that give us the exclusive right to sell a portion of the advertising time do not include sales of advertising time to local advertisers within each respective city. For our supplemental subway advertising operations, we have also entered into exclusive advertising agency agreement(s) with the partner subway authority or partner local mobile digital television company in subway trains and platforms in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin.

•                  Direct investment model refers to our arrangements in 11 cities, among which we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a noncontrolling equity interest, as well as our arrangement in one city,  among which we and a partner local subway authority, or its affiliate, have formed a joint-owned subway television operating company in which we hold a noncontrolling equity interest. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this annual report. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In the majority of our direct investment cities, such as Changchun, Changzhou, Chengdu, Chongqing, Dalian, Ningbo, Suzhou, Wuhan and Wuxi, we have also entered into an exclusive agency agreement with our direct investment entities to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time at commercial prices from our direct investment entities and resell them to our advertising clients.

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

Through December 31, 2011, 3,177 advertisers had purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an advertising agent. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent. Our top three brand name advertisers, 58.com, Unilever and McDonald’s in aggregate accounted for approximately 10.9% of our advertising service revenue for the year ended December 31, 2011. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network. We generated advertising service revenue of US$179.4 million in 2011, US$138.1 million in 2010 and US$120.7 million in 2009, respectively. We incurred net loss attributable to our shareholders of US$12.5 million in 2011 and US$151.3 million in 2010, respectively.  The net loss attributable to our shareholders in 2010 was primarily due to non-cash impairment charges totaling US$145.7 million we recorded in 2010 as a result of the write-off of goodwill and intangible assets in connection with three out of six advertising agency businesses we acquired in 2008 and our acquisition of Digital Media Group in January 2010. We achieved a net income attributable to our shareholders of US$26.6 million in 2009.

Our Advertising Network

As of March 31, 2012, our network and supplemental subway advertising platform covered 20 cities in China. The following map and tables illustrate the geographic scope of our mobile digital television advertising network and supplemental subway advertising platform as of March 31, 2012:

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency	Direct Investment
Beijing Bus	Ö
Beijing (seven subway lines)(1)	Ö
Beijing (four new subway lines)(2)	Ö
Changchun	Ö	Ö
Changsha(3)	Ö
Changzhou(4)	Ö	Ö
Chengdu	Ö	Ö
Dalian	Ö	Ö
Guangzhou	Ö
Nanjing	Ö
Nanjing (subway Line 1)(5)	Ö
Ningbo	Ö	Ö
Shanghai (subway)(6)	Ö
Shenyang	Ö

Suzhou(7)	Ö	Ö
Taiyuan	Ö
Wuhan	Ö	Ö
Wuxi(8)	Ö	Ö
Xiamen(9)	Ö
Zhengzhou		Ö

(1)              Our exclusive agency arrangements in the Beijing subway give us the exclusive right to sell all the advertising time on the mobile digital television network in seven lines of the Beijing subway (Line 1, Line 2, Line 5, Line 10, Line 13, the Batong Line and the Olympic Line) from August 1, 2010 to July 31, 2015.

(2)              Our exclusive agency arrangement in the four new lines of Beijing subway gives us the exclusive right to sell all the advertising time on the mobile digital television network in these four new lines (Fangshan Line, Changping Line, Yizhuang Line and Line 15).

(3)              Our exclusive agency agreement in Changsha gives us the exclusive rights to sell all the advertising time on Changsha’s mobile digital television network from January 1, 2010 to December 31, 2012.

(4)              Our exclusive agency arrangement in Changzhou gives us the exclusive right to sell a portion of the advertising time on Changzhou’s mobile digital television network to advertisers excluding those from Changzhou from January 1, 2010 to March 18, 2017.

(5)              Our exclusive agency arrangement in the Nanjing subway Line 1, which was acquired through our acquisition of Digital Media Group, gives us the exclusive right to sell all of the advertising time on the mobile digital television network in Line 1 of the Nanjing subway from January 2, 2010 to August 31, 2013.

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

(10)       Our exclusive agency arrangement in Shenzhen for subway trains in Line 1, which was acquired through our acquisition of Digital Media Group, gave us the exclusive right to sell all of the advertising time on the mobile digital television network in Line 1 of the Shenzhen subway from January 2, 2010 to December 31, 2012.  We terminated the exclusive agency agreement in Shenzhen for subway train for Line 1 from September 1, 2011. We did not choose to renew the exclusive agency arrangement in Shenzhen for bus from September 1, 2011.

Our Supplemental Subway Advertising Platform Cities	Exclusive Agency	Direct Investment
Beijing (subway Line 4)(1)	Ö
Beijing (subway Daxing Line)(2)	Ö
Chongqing(3)	Ö	Ö
Guangzhou(4)	Ö

Shenzhen (subway Line 4)(5)	Ö
Shenzhen (three subway lines)(6)	Ö
Tianjin(7)	Ö
Nanjing (Line 2 and southern extended line of Line 1)(8)	Ö

(1)         Our exclusive agency arrangement in Beijing Subway Line 4 gives us the exclusive right to sell all of the advertising time on the television platform in subway Lines 4 of the Beijing subway.

(2)        Our exclusive agency arrangement in Beijing Subway Daxing Line gives us the exclusive right to sell all of the advertising time on the television platform in subway Daxing Line of the Beijing subway.

(3)         Our arrangements in Chongqing, give our direct investment entity the exclusive right to sell all of the advertising time on the television platform in Chongqing’s Light Rail Lines 1, 2 and 3. Our direct investment entity also entered into an exclusive arrangement with us in April 2011 which gives us the exclusive right to sell all of the advertising time on the television platform in Chongqing’s Light Rail Line 2.

(4)         Our exclusive agency arrangements give us the exclusive right with respect to the digital displays on the subway platforms and in the subway trains in Guangzhou and large digital displays located in the subway stations in Guangzhou. In April 2011, we renewed the exclusive agency arrangement in Guangzhou subway for a five-year term effective from May 1, 2011 and expanded our coverage to all of 8 subway lines in Guangzhou.

(5)         Our exclusive agency arrangement in Shenzhen Line 4 gives us the exclusive right to sell all the advertising time on the television platform in Line 4 of the Shenzhen subway.

(6)         In March 2011, we signed an exclusive agency arrangement with Shenzhen subway, which gives us the exclusive right to sell all the advertising time in subway platforms in Line 1, and in subway platforms and subway trains in Line 2 and Line 5 from July 1, 2011 to June 30, 2016. We had the exclusive right to sell all the advertising time in subway platforms in Line 1 from June 1, 2007 up to June 30, 2011 from former exclusive agency arrangement.

(7)         Our exclusive agency arrangements in Tianjin give us the exclusive right to sell all of the advertising time on the television platform in Line 1 and in Light Rail Jinbin Line of the Tianjin subway.

(8)         Our exclusive agency arrangements in Nanjing give us the exclusive right to sell all of the advertising time on the television platform in Line 2 and in the southern extended line of Line 1 of the Nanjin subway for a period of ten years starting from May 28, 2010.

(9)         We terminated the exclusive agency agreement for the television platform in the Kowloon Through Train from August 2011. We did not choose to renew the exclusive agency arrangement for the Airport Express Line from July 1, 2011.

Our mobile digital television advertising network and supplemental subway advertising platform include digital displays installed in the mass transportation systems in 20 cities around China as of December 31, 2011 and in 20 cities around China as of March 31, 2012. Those digital television displays in our mobile digital television advertising network receive real-time programs broadcast by the local television stations on the mobile digital television frequencies. The digital television screens in our supplemental subway advertising platform receive programming transmitted through closed circuit digital networks. As of December 31, 2011, our mobile digital television advertising network and supplemental subway advertising platform consisted of approximately 137,423 digital displays.

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

Our Advertising Network and Supplemental Subway Platforms

We conduct our mobile digital television advertising operations under the following three contractual arrangements:

Our Exclusive Agency Cities

As of December 31, 2011, we operated our advertising network under the exclusive agency model in 16 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Dalian, Guangzhou, Nanjing, Ningbo, Shanghai, Shenyang, Suzhou, Taiyuan, Wuhan, Wuxi and Xiamen.

We entered into exclusive agency agreements with Beijing Beiguang Media Mobile Television Co., Ltd. on October 13, 2006 for a term of 10 years and Shenzhen Mobile Television Co., Ltd. on December 31, 2006 for a term of four years and seven months and with Guangzhou Zhujiang Mobile Multimedia Information Co., Ltd. on July 26, 2007 for a term of eight years. We acquired the exclusive agency arrangement in the Shanghai subway through our acquisition of Digital Media Group, which gives us the exclusive right to sell all of the advertising time on the mobile digital television network in 13 lines of the Shanghai subway from January 2, 2010 to December 31, 2013. Our advertising network under the exclusive agency model expanded to Changsha and Changzhou in 2010 and to Chongqing in 2011.

Through our acquisition of Digital Media Group in October 2009, we obtained exclusive agency rights for the mobile digital television networks in the subway trains and subway platforms in Nanjing subway Line 1 and Shanghai, and subway trains in Shenzhen subway Line 1. In addition, as part of the acquisition, we have obtained the exclusive agency rights for the digital display network in certain subway trains and platforms in Beijing (line 4), Hong Kong, Tianjin, Chongqing and Nanjing (Line 2 and southern extended line of Line 1).

Under our exclusive agency model, we enter into an exclusive agreement with the local mobile digital television company or the partner subway authority to become the exclusive advertising agent for that network. Our exclusive agency arrangements in Changzhou, Suzhou, Wuxi and Xiamen, which give us the exclusive right to sell a portion of the advertising time on the mobile digital television network in that city, does not include sales of advertising time to local advertisers from Suzhou, Wuxi and Xiamen, respectively.

For our supplemental subway advertising operations, as of December 31, 2011, we have also entered into exclusive agency agreements with the partner subway authority or partner local mobile digital television company in subway trains and platforms in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin.

Our advertising network operating under the exclusive agency model in Beijing, Shanghai, Guangzhou and Shenzhen in aggregate accounted for approximately 72.4% of our advertising service revenue for the year ended December 31, 2011.

As of December 31, 2011, according to the typical terms of the exclusive agency agreements:

•                  We typically pay a pre-determined media cost each year to the mobile digital television company to receive the exclusive right to place advertisements on that network.

•                  We have the responsibility to invest in new digital television displays and install the displays in new buses in Beijing, Guangzhou and Nanjing. For our supplemental subway advertising operations acquired in connection with our acquisition of Digital Media Group, we have the responsibility to install displays in the subway trains and platforms in Beijing (Line 4), Chongqing, and Tianjin, as well as displays in the subway trains of Nanjing Line 2 and southern extended line of Line 1, and we have the responsibility to upgrade displays in Nanjing. Most of these displays were installed and upgraded prior to our acquisition of Digital Media Group.

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

Our Direct Investment Cities

As of December 31, 2011, we operated our mobile digital television advertising network under the direct investment model in 11 cities: Changchun, Changzhou, Chengdu, Dalian, Harbin, Ningbo, Shenzhen, Suzhou, Wuhan, Wuxi and Zhengzhou. In these 11 cities, in addition to the primary installations of digital television displays on buses, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Changchun, Dalian, Suzhou, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with the local television station authorized to operate the digital television network in that city. Due to regulatory considerations, we typically own 49% of the direct investment entity and our partner owns the other 51%, but in Shenzhen and Wuxi we own 25% and 14%, respectively. Other than the arrangement in our direct investment entities in Shenzhen and Wuxi, the remaining nine direct investment agreements usually contain the following provisions:

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

We have entered into an exclusive agency agreements with our direct investment entities in Changchun, Chengdu, Dalian, Ningbo and Wuhan to control all of the advertising time on the mobile digital television network operated by such entities in those cities. These exclusive agency agreements with our direct investment entities usually contain the same terms in all material respects as the exclusive agency agreements that we sign with independent local mobile digital television operating companies. However, our exclusive agency arrangements with our direct investment entities in Changzhou, Suzhou, and Wuxi that give us the exclusive right to sell a portion of the advertising time on these cities’ mobile digital television networks does not include sales of advertising time to advertisers from Changzhou, Suzhou, and Wuxi, respectively. These exclusive agency agreements grant us the exclusive right to sell the advertising time on the direct investment network typically for a term ranging from four years to eight years. Under these arrangements, we realize all of the advertising revenues and pay a pre- determined media cost to the direct investment entity. Under this type of contract, the direct investment entity effectively transfers the operational risk to us and enjoys a guaranteed stream of revenues. We believe that the terms of these exclusive agency agreements were negotiated on an arm’s length basis. See “Item 7. — Major Shareholders and Related Party Transactions — B. Related Party Transactions — Exclusive Agency Agreements with our Direct Investment Entities”.

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

Advertising Clients, Sales and Marketing

Our Advertising Clients

The quality and broad geographic coverage of our mobile digital television advertising network has attracted a broad base of international and domestic advertisers. Since our inception, 3,177 advertisers have purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an agent as of December 31, 2011. We regularly work together with some of the largest global advertising agencies, or 4A agencies, to place advertisements for their clients. We have the ability to place a client’s advertisements in one or more cities, both within and beyond our network, according to their demands. As of December 31, 2011, we have placed advertisements in 61 cities across China. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts. Our top three brand name advertisers, 58.com, Unilever and McDonald’s, in aggregate accounted for approximately 10.9% of our advertising service revenue for the year ended December 31, 2011. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network.

The following table sets forth a breakdown of our advertisers by industry for the year ended December 31, 2011:

Industry	% of total advertising service revenues
Food, Beverage, Restaurants, Wines and Spirits	30.5%
Pharmaceutical and Nutritional Supplements	14.4%
IT and Internet	12.9%
Household Products	12.6%
Fashion and Accessories	6.1%
Electronics and Digital Products	4.6%
Financial Services	2.2%
Tourism	3.6%
Others	13.1%

Sales and Marketing

As of December 31, 2011, we employed an experienced advertising sales force of 530 employees. We also engaged consultants to assist our marketing efforts. In addition to our direct sales force, we also sell our advertising time through third party advertising agencies such as the 4A agencies. We provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about our services, the advantages of using our mobile digital television advertising network as a marketing channel and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions. We believe that our regional coverage teams provide quality service for our advertisers and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends. We also market our advertising services from time to time by placing advertisements on our own network.

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

Our Exclusive Agency Cities

In our exclusive agency cities, the local mobile digital television company typically negotiates directly with the bus companies or other local mass transportation service providers for a placement agreement to secure the right to install digital television displays and then exclusively assigns that right to us. In our exclusive agency cities that are also our direct investment cities, the direct investment entity usually negotiates directly with the bus companies or other location providers for a placement agreement to secure the right to install and operate the digital television displays. In Guangzhou, which is an exclusive agency city, our local affiliate has entered into agreements directly with bus companies to install and operate the mobile digital television displays. In Changzhou, which is also an exclusive agency city, we have entered into an agreement directly with the local bus company to install and operate the mobile digital television displays. For our supplemental subway advertising operations, we have entered into exclusive agency agreements with the local subway authorities or their related entities. As a result of our acquisition of Digital Media Group, we have acquired supplemental subway advertising operations in Nanjing (Line 1) which have exclusive agency agreements with the local mobile digital television company which, in turn, have agreements in place with the local subway authority.

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

We face barriers-to-entry in the mobile digital television advertising industry as a result of competition. Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates one of the largest mobile digital television advertising networks using broadcasting technology. As a result, we face barriers-to-entry to expand our network to the bus platform in Shanghai. In addition, we will face barriers-to-entry to the extent we expand our out-of-home advertising network to different media platforms, such as in-building displays or large outdoor LED displays, as other companies may have already signed exclusive placement agreements to secure the most desirable locations. These barriers-to-entry may limit our ability to rapidly expand our network in the cities where we already operate and into new cities.

Intellectual Property

Our intellectual property consists of our brand, trademarks and design patents related to some of the equipment. As of December 31, 2011, we held seven patents and copyrights issued in the PRC.

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

The March 2006 Notice also provides that the local SARFT branches have the authority to order any mobile digital television operators who have violated the March 2006 Notice to stop operating their mobile digital television networks. The March 2006 Notice does not define the term “experimental mobile digital television”. We believe this term was used because when the notice was promulgated, mobile digital television was a nascent industry in China and technology standards for such industry had not been adopted. We believe the March 2006 Notice applies to the mobile digital television operations by our local operating partners.

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

We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly provide advertising services. Accordingly, our subsidiary, CDTC, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated by our consolidated affiliated entities, which hold the requisite licenses to provide advertising services in China. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entities in China, which hold the requisite licenses to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group but we receive the economic benefits of it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate, its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Qijun Men and Haifeng Wang. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising but receives the economic benefits and bear economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been and expect to continue to be dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.

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

The PRC EIT Law became effective on January 1, 2008. Under the EIT Law and the implementation regulations under the EIT Law issued by the PRC State Council, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable before the end of December 2007, a two-year exemption from the enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the enterprise income tax rate of CDTC is 18%, 20%, 22%, 24% and 25% in the years of 2008, 2009, 2010, 2011 and 2012, respectively. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the state” in November 2008 and, as a result, was subject to an enterprise income tax rate of 15% for 2009 and 2010. In addition, VisionChina Media Group obtained the approval from the government authority in October 2011 to be recognized as a state-encouraged high-new technology enterprise and is therefore entitled to a preferential tax rate of 15% for a three-year period from 2011 to 2013, subject to tax authority approval at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the year of 2010, 2011 and 2012, respectively. One of our operating consolidated affiliated entities established in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009, and reduced tax rate of 7.5% for the years ended December 31, 2010 and 2011 and year ending December 31, 2012.  Notwithstanding the standard statutory tax rate of 25%, in 2011, under the direction of the relevant in-charge tax authority, one of our operating consolidated affiliated entities, Jiangxi Huashi, applied a deemed-profit-rate method for its annual tax filings in 2011.  Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues. An additional amount of US$0.6 million would otherwise have been payable if deemed-profit-rate method is not allowed for the year ended December 31, 2011.

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

C.                                     Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of March 31, 2012.

Ahead Smart Holdings Limited (British Virgin Islands)
Aim Sky International Limited (British Virgin Islands)
Century Port Limited (British Virgin Islands)
Golden Carriage International Limited (British Virgin Islands)
Goldwhite Limited (British Virgin Islands)
Peak Win Limited (British Virgin Islands)
Win Prosper Development Ltd. (Hong Kong)
VisionChina Media Inc. (Cayman Islands)
Vision Best Limited (British Virgin Islands)
Digital Media Group Company Limited (British Virgin Islands)
Whole Genius Limited (Hong Kong)
DMG (HK) Co., Ltd. (Hong Kong)
100%
Outside China
Inside China
China Digital Technology (Shenzhen) Co., Ltd.
Limin Li
Yanqing Liang
70%
30%
Beijing Eastlong Technology Development Co., Ltd.
Dienzhi Advertising (Shanghai) Co., Ltd.
Shenzhen Huachangshi Digital Technology Co. Ltd.
VisionChina Media Group Limited
Shenzhen HDTV Industrial Investment Co., Ltd.
90%
10%
50%
Beijing Huaguangshi Co. Ltd.,
Beijing Beiguang Media Mobile Television Advertising Co., Ltd.
Beijing Hua Jingshi Media Advertising Co., Ltd.
Beijing Hua Meishi Advertising Co., Ltd.
Nanjing Hua Dingshi Communication Technology Co., Ltd.
Nanjing Media Culture Co., Ltd.
Shenzhen Hua Meishi Advertising Co., Ltd.
Shenzhen Huashixin Culture Media Co., Ltd.
Jiangxi Huashi Media Advertising Co., Ltd.
Luzhou Huanshi Digital Technology Co., Ltd.
Xian Qujiang Huachangshi Digital Mobile Television Co., Ltd.
Shenzhen Huadingshi Mobile Digital Television Co., Ltd.
14%
50%
49%
25%
Wuxi Guangtong Digital Mobile Television Co., Ltd.
Guangzhou Jiaojian Multimedia Information Technology Co., Ltd.
Shenzhen Mobile Television Co., Ltd.
Men Qijun
Wang Haifeng
20%
72%
28%
Suzhou China Mobile Television Co., Ltd.
Changzhou China Digital Mobile Television Co., Ltd.
Ningbo China Digital Mobile Television Co., Ltd.
Chengdu China Digital Mobile Television Co., Ltd.
Jilin Mobile Television Co., Ltd.
Harbin China Mobile Television Co., Ltd.
Dalian Mobile Digital Television Co., Ltd.
Henan Cable China Mobile Television Co., Ltd.
Hubei China Mobile Television Co., Ltd.
Shenzhen Eastlong Huatong Technology Development Company Limited
Beijing Eastlong Advertising Co., Ltd.
46.75%
49%
Chongqing Light Rail Information Services Co., Ltd
Nanjing Metro Operation Information Service Co., Ltd.
Shenzhen Metro Operation Information Service Co., Ltd.
Tianjin Metro Operation Information Service Co., Ltd.
Dienzhi Advertising (Beijing) Co, Ltd.
Zhongguangguoji Metro TV (Beijing) Co., Ltd.
Equity interest
Contractual arrangements

D.                                    Property, Plant and Equipment

Our principal executive offices are located at our headquarters comprising approximately 920 square meters in Shenzhen, China. We also maintain offices in other cities in China. We lease all of our facilities and do not own any real property. We lease some of our facilities from related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Affiliated Companies of Limin Li—Lease and Loan with Meidi Zhiye.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

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

A.                                   Operating Results

Overview

                We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. As of December 31, 2011, our mobile digital television advertising network consists primarily of our digital television displays installed on buses and subways. As of December 31, 2011, our mobile digital television advertising network and supplemental subway advertising platform covered 20 cities in China and consisted of approximately 137,423 digital displays. As of March 31, 2012, our mobile digital television advertising network and supplemental subway advertising platform covered 20 cities in China. We derive revenues by selling advertising time on our network and our supplemental subway advertising platform and from sales of advertising equipment to our direct investment entities.

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

As our advertising service revenue constitutes a significant portion of our revenues, we focus on factors that directly affect our advertising service revenue such as (i) the total advertising time that we have available across all of our cities, (ii) the actual price we charge for our advertising time and (iii) the programming to advertising ratio. The actual price we charge advertising clients, which equals the official list price minus any discounts, for time on our network is affected by, among other things, (i) the overall socioeconomic conditions in each city, (ii) the level of demand for advertising time in each city, and (iii) the perceived effectiveness of our network in achieving the goals of our advertising clients. The effectiveness of our network directly relates to our ability to expand the coverage of our mobile digital television advertising network and our ability to provide programs that draw the attention of viewers. We also measure our performance using an average revenue per hour metric, which we calculate by dividing the advertising service revenue by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.

As we continue to expand our network, we expect to face a number of challenges. Entering into a new market requires us to develop a contractual relationship with the local television station or its mobile digital television affiliate, so expansion into new cities may require an extended amount of time. To the extent we expand our network beyond mass transportation systems, we may compete directly with other companies that have already occupied many of the most desirable locations in China’s major cities. In addition, we must react to continuing technological innovations in our industry and changes in the regulatory environment. In connection with the required compliance with the National Standard for mobile digital television, our direct investment entities and our local operating partners will need to upgrade the digital television displays in their networks to conform to the National Standard. Currently, we cannot accurately estimate the amount and timing of capital expenditures required to migrate to the National Standard. We have implemented a number of measures to address these anticipated challenges: (i) we had a special team of eight employees as of December 31, 2011 that focuses on business development and expansion of our network; (ii) our management maintains an active dialogue with the relevant regulatory authorities to stay abreast of new developments and ensure compliance with all current laws and regulations; and (iii) we purchase digital television displays and other related equipment with easily upgradable components to minimize the capital expenditures required to upgrade our network in response to technological or regulatory changes in our industry.

Revenues

We had total revenues of US$120.7 million, US$138.1 million and US$181.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. We generate revenues from the sales of advertising time both on our mobile digital television advertising network and on our supplemental subway advertising platform. We principally derive our advertising service revenue from sales of advertising time between the programs, and we also have generated revenues from sales of our digital television displays to our local operating partners, which we refer to as our advertising equipment revenue. The following table sets forth a breakdown of our total revenues for the periods indicated.

	For the year ended December 31,
	2009		2010		2011
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advertising Service revenue	120,686,086	100.0	138,056,640	100.0	179,415,668	99.0
Advertising Equipment Revenue	—	—	—	—	1,778,682	1.0
Total	120,686,086	100.0	138,056,640	100.0	181,194,350	100.0

Advertising Service Revenue

We derive the majority of our advertising service revenue from the sales of advertising time between the programs on our mobile digital television advertising network. Starting in 2007, we also generated some of our advertising service revenue from sales of advertising time on our mobile digital television advertising network in Beijing and our supplemental subway advertising platform in certain subway platforms and subway trains in Guangzhou and subway platforms in Shenzhen. Revenue from subway-related advertising sales in total accounted for 21.5%, 46.7% and 54.6% of our advertising service revenue in 2009, 2010 and 2011. Our advertising service revenue accounted for 100.0%, 100.0% and 99.0% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

Our advertising service revenue is recorded net of any sales discounts from our official list prices that we may provide to our advertising clients. These discounts include volume discounts and other customary incentives offered to our advertising clients, including additional broadcast time for their advertisements if we have unused time available in a particular city and represent the difference between our official list price and the amount we charge our advertising clients. Our advertising clients include advertisers that directly engage in advertisement placements with us and advertising agencies retained by some advertisers to place advertisements on the advertiser’s behalf. We expect that our advertising service revenue will continue to be the primary source of our revenues for the foreseeable future.

We typically sign advertising contracts with our advertising clients that require us to place the advertisements on our network in specific cities for specified periods. We recognize revenues as the advertisement airs over the contractual term based on the schedule agreed upon with the customer.

Even though we believe that the regulation regarding registration with the SAIC for outdoor advertisements and the regulation issued by the SARFT restricting advertising time do not apply to us, substantially all of our revenues would be impacted if the SAIC or SARFT determine that such regulations apply to us and impose regulatory sanctions on us. For example, none of our local operating partners are currently registered with the SAIC, so substantially all of our revenues could be affected if the SAIC determines that registration was necessary and decides to take regulatory actions. While we currently sell approximately 15% of total broadcasting time each day, if the SARFT determines that the 20% regulatory limitation on the number of advertising minutes applies to us, our business and results of operations could be materially and adversely affected as it would limit our potential revenues, while our media costs would continue to increase. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry— If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.”

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

Advertising Equipment Revenue

We derived a portion of our total revenues from the sales of digital television displays or passenger information and direction system, or PIDS, to certain of our local operating partners, including our direct investment entities. We record these revenues as advertising equipment revenue. We source digital television displays and related equipment from third-party suppliers and sell them to our direct investment entities in order to ensure consistent quality of the equipment used in our network and achieve cost efficiency for our local operating partners. Our advertising equipment revenue represented nil, nil and 1.0% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We generally set the price of our advertising equipment at the unit procurement cost plus an additional markup. Since sales of equipment in China require the payment of the value added tax, or VAT, equal to 17%, we record our advertising equipment revenue excluding the VAT payments. We expect that advertising equipment revenue in future periods will not constitute a significant portion of our total revenues because we expect our advertising service revenue to grow faster than our advertising equipment revenue.

We recognize advertising equipment revenue upon delivery of the equipment when the risk of ownership has passed to our local operating partners and when we have fulfilled all the performance obligations under the arrangement (such as post-delivery support and training).

Factors that Affect Our Advertising Equipment Revenue

Addition of New Local Operating Partners. The addition of new local operating partners directly affects our advertising equipment revenue. We only sell our digital television displays or PIDS to our local operating partners for installation into of the city’s mass transportation system and other locations. We anticipate higher sales of our digital television displays or PIDS in the earlier stages of our local operating partners’ operations during the expansion of the mobile digital television network in those cities. Accordingly, as the operations of our local operating partners reach a greater scale, we expect the sales of our digital television displays to decrease.

Network Expansion of Local Operating Partners. The pace of network expansion at each of our local operating partners directly affects our advertising equipment revenue. Any expansion of the mobile digital television network or the supplemental subway advertising platforms could generate advertising equipment revenue for us. In addition, our local operating partners, including direct investment entities, will need to purchase new equipment from us to replace their worn or obsolete equipment.

Cost of Equipment. Since we sell our digital television displays or PIDS at the total costs that are incurred for the equipment (including procurement, installation and post-delivery supporting costs) plus a fixed percentage markup, any changes to the cost of our equipment will directly affect our advertising equipment revenue.

Cost of Revenues

Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment. The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2009		2010		2011
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total Revenues	120,686,086	100.0	138,056,640	100.0	181,194,350	100.0
Cost of revenues:
Advertising service cost	61,104,381	50.6	121,000,454	87.6	127,057,954	70.1
Advertising equipment cost	—	—	—	—	1,494,027	0.8
Total cost of revenues	61,104,381	50.6	121,000,454	87.6	128,551,981	70.9

Gross profit	59,581,705	49.4	17,056,186	12.4	52,642,369	29.1

Advertising Service Cost

Our cost of revenues related to the offering of our advertising services consists of media costs, depreciation, business taxes and surcharges, amortization of intangible assets and other operating costs.

Media Costs. Our media costs represented the largest component of our cost of revenues and accounted for approximately 41.4%, 70.8% and 56.9% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Our media costs primarily consist of:

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

Depreciation. Depreciation for our digital television displays accounted for 1.5%, 2.5% and 2.2% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Our depreciation expense only consists of depreciation for the displays directly owned by us but not the displays owned by our direct investment entities. Generally, we capitalize the acquisition cost of our digital television displays and recognize depreciation on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation include the number of digital television displays in our network, the unit cost of each of our displays and the remaining useful life of our displays. We expect our depreciation expense to increase in future periods as a result of expanding our network by adding more displays.

Business Taxes and Surcharges. Our business taxes and surcharges accounted for 5.6%, 2.3% and 4.0% of our total revenues for years ended December 31, 2009, 2010 and 2011, respectively. Business taxes and surcharges generally include the 5% business tax and 3% surcharges that our PRC operating subsidiary must pay for revenues generated from advertising services provided in China after deduction of allowable media costs.

Amortization of Intangible Assets. In connection with our acquisition of Digital Media Group in January 2010, we recorded the concession contracts acquired from Digital Media Group as intangible assets. The cost of these intangible assets was measured at the estimated fair value of the concession contracts of US$90.9 million on the acquisition date, and is amortized over its expected useful life of 9 years using straight line method. The amortization of such intangible assets is recorded within advertising service cost and accounted for 7.4% and 2.9% of our total revenues for the years ended December 31, 2010 and 2011, respectively. There was no amortization of intangible assets recorded in advertising service cost for the year ended December 31, 2009.

Other Operating Costs. Our other operating costs primarily consist of salaries and other expenses in relation to the maintenance, development and expansion of our network and accounted for 2.2%, 4.6% and 4.1% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We expect our other operating costs to increase in future periods as we expand our network in the cities where we already operate and into new cities. However, we expect our other operating costs to increase in future periods but remain a relatively small percentage of total revenues.

Advertising Equipment Cost

Our advertising equipment cost consists of the amounts we pay to our third-party suppliers for the digital television displays or the related equipment for PIDS that we sell to our local operating partners, as well as the related installation cost and post-delivery supporting cost. Our advertising equipment cost accounted for nil, nil and 0.8% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. The major factors affecting our advertising equipment cost include the number of digital television displays or PIDS we sell and the unit cost that we pay for the assembly of each equipment.

Other Factors Affecting Our Results of Operation

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business, is the Renminbi. In 2009, the Renminbi depreciated against the U.S. dollar by approximately 0.1%, in 2010, the Renminbi appreciated against the U.S. dollar by approximately 3.3% and in 2011, the Renminbi appreciated against the U.S. dollar by approximately 4.6%. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net loss reported in U.S. dollar terms in 2010 and 2011, and the depreciation of the Renminbi against the U.S. dollar contributed to the decrease in our net income reported in U.S. dollar terms in 2009. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and impairment loss on intangible assets and goodwill. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the year ended December 31
	2009		2010		2011
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total revenues	120,686,086	100.0	138,056,640	100.0	181,194,350	100.0
Gross profit	59,581,705	49.4	17,056,186	12.4	52,642,369	29.1
Operating expenses
Selling and marketing expenses	24,620,897	20.4	28,315,592	20.5	44,916,460	24.8
General and administrative expenses	7,425,222	6.2	9,499,717	6.9	13,207,064	7.3
Other operating expense	—	—	—	—	2,140,655	1.2
Impairment loss on intangible assets and goodwill	—	—	145,720,504	105.5	—	—
Contingent loss in connection with a litigation	—	—	—	—	3,375,000	1.8
Total operating expenses	32,046,119	26.6	183,535,813	132.9	63,639,179	35.1

Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 20.4%, 20.5% and 24.8% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. The increase in the scale and scope of our sales force activities has resulted in a significant increase in selling and marketing expenses. We expect selling and marketing expenses in future periods to increase as our operations continue to grow. Our sales force had 530 employees as of December 31, 2011 compared to 585 employees as of December 31, 2010 and 368 employees as of December 31, 2009. We decreased the number of our sales and marketing employees in 2011 because we optimized our sales and marketing procedures and activities.

General and Administrative Expenses. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, allowance for doubtful accounts receivable, depreciation of office equipment, professional service fees, maintenance, utilities and other office expenses. General and administrative expenses accounted for 6.2%, 6.9% and 7.3% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We expect that our general and administrative expenses will increase in future periods as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company.

Impairment Loss on Intangible Assets and Goodwill. We recorded impairment loss on our intangible assets and goodwill totaling US$145.7 million in 2010 with details set out below:

In the second quarter of 2010, we recorded impairment charge of US$89.1 million against the goodwill and intangible assets for three out of the six advertising agency businesses, namely, Peak, Goldwhite and Ahead, which we acquired in 2008. Due to the change in relevant regulations in the PRC in 2010 (please see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on the Advertising Industry — Advertising content” on pages 63 and 64 for the details of the Administrative Measures on Radio and Television Advertisement Broadcasting issued by the SARFT and effective from January 1, 2010), there was a significant decline in customer demand, intense pricing pressure and increasing competition of Peak, Goldwhite and Ahead reporting units which indicated the potential impairment loss on the goodwill and intangible assets of these reporting units. We therefore performed an impairment analysis for these reporting units in June 2010. Accordingly, we recorded impairment loss of US$43.6 million, US$16.7 million and US$21.3 million against the goodwill allocated to the Peak, Goldwhite and Ahead reporting units, respectively, in the second quarter of 2010. In addition, we recorded impairment loss of US$3.1 million, US$1.4 million and US$3.0 million against the intangible assets arising from the acquisitions of Peak, Goldwhite and Ahead, respectively. The remaining three acquired agencies are not subject to this impairment loss.

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

Impairment loss on intangible assets and goodwill accounted for 105.5% of our total revenues for the year ended December 31, 2010. We did not incur such impairment loss in both 2009 and 2011.

Contingent Loss in Connection with a Litigation. In 2011, we recorded a contingent loss of US$3.4 million in connection with the pending litigation between us and the selling shareholders of Digital Media Group. Please see “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure —Our ongoing litigation with the former shareholders of Digital Media Group may have a material adverse effect on our business and results of operations.” on pages 31 through 32 for the details of this pending litigation.  We did not record any contingent loss in 2009 or 2010.

The contingent loss in 2011 was recorded based on our current assessment of the probable outcome of pending litigation with the selling shareholders and former management of Digital Media Group In the future, if there is any progress in this pending litigation that negative affects our such current assessment, we will record additional contingent loss in the corresponding period(s) when our assessment is impacted.

Government Grants and Subsidies

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

We did not receive any government grants or subsidies in 2010 or 2011.

In the future, we expect to receive government grants and incentives from time to time. If we believe any of our group entities meet the criteria to receive government grants or incentives, we plan to take the initiative to apply. However, the receipt of any incentive or grant is subject to review and approval by the relevant government authorities.

Share-based Compensation

Our share-based compensation expenses represent the compensation expenses recognized in relation to the share options and other stock awards granted to our employees and consultants. We allocate our share-based compensation expenses to cost of revenues, general and administrative expenses or selling and marketing expenses, depending on role of the person receiving the options under our 2006 Share Incentive Plan, or the 2006 Plan. We have reserved 8,000,000 common shares for issuance under the 2006 Plan. As of December 31, 2011, there were 1,555,353 share options and 308,025 restricted shares outstanding to employees and consultants. Our total share-based compensation expenses accounted for 3.6%, 0.7% and 0.5% of our total revenues for the years ended December 31, 2009, 2010, and 2011, respectively. We expect our share-based compensation expenses to increase in future periods as a result of further issuances of options and restricted shares to employees and consultants.

Loss from Equity Method Investees

Our equity investments primarily consist of our investments in our eleven direct investment entities that we account for using the equity method as of December 31, 2011. We expect our income from our existing equity method investees to increase as they finish building their networks and begin generating more revenues.

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

Before the new EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zone, both VisionChina Media Group and CDTC were allowed to enjoy a preferential enterprise income tax rate of 15%. In addition, since VisionChina Media Group has been recognized as a “culture enterprise,” VisionChina Media Group received a full exemption from the EIT from 2006 to 2008. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the state” in November 2008 and, as a result, was subject to an enterprise income tax rate of 15% for 2009 and 2010. In October 2011, VisionChina Media Group obtained the approval from the government authorities to be recognized as a state-encouraged high-new technology enterprise in 2011, 2012 and 2013, and is entitled to a preferential tax rate of 15% in these three years, subject to tax authority approval at the end of each year.  In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the year of 2010, 2011 and 2012, respectively. Furthermore, one of our operating subsidiaries in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for the years ended December 31, 2008 and 2009, and reduced tax rate of 7.5%, 7.5% and 12.5% for the years 2010, 2011 and 2012, respectively.

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

Our effective EIT tax rate was 8.1%, 10.7 and 5.9% for the years ended December 31, 2009, 2010 and 2011, respectively.  The difference between our effective EIT tax rate and the uniform EIT tax rate of 25% in the PRC is primarily attributable to the following factors: (1) effect of tax exemption and tax concessions granted to our PRC subsidiaries and our PRC variable interest entities; (2) effect of operating loss that could not be carried forward for tax deduction in future years; (3) tax expenses arising from items that are not deductible or not taxable for income tax purpose (for example, impairment loss on goodwill), and  (4) change in valuation allowance against our deferred tax assets.

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

Goodwill is required to be reviewed for impairment at the “reporting unit level” at least annually and more frequently upon the occurrence of certain events. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill. We estimate the fair value of our reporting units using a discounted cash flow methodology through internal analysis, which utilizes income approach through the application of discounted cash flow method. This valuation technique is based on a number of estimates and assumptions, including the projected operating results of the reporting units, discounted rate, long-term growth rate and appropriate market comparables. We performed an impairment test for the goodwill in connection with the six advertising agency businesses we acquired in 2008 in the second quarter of 2010 due to a significant decline in customer demand as a result of the change in relevant regulations in the PRC in 2010, and recorded impairment loss of US$81.6 million against the goodwill allocated to three out of the six acquired businesses. The goodwill allocated to the other three acquired business was not impaired. In December 2010, we performed an annual goodwill impairment test for the Digital Media Group reporting unit. We determined that the poorer than expected performance of the Digital Media Group reporting unit led to a potential impairment of the goodwill allocated to the Digital Media Group reporting unit. In addition, we believed that there was false, deceptive and misleading information concerning Digital Media Group’s financial condition and performance provided by the former management and selling shareholders of Digital Media Group, and as a result, we launched a lawsuit against the selling shareholders of Digital Media Group in December 2010. Accordingly, we recorded impairment loss of US$14.9 million against the goodwill of allocated to the Digital Media Group reporting unit. The goodwill allocated to the other reporting units were not impaired in 2010 because the fair value of each of these reporting units substantially exceeded their respective carrying value at the time of impairment tests.

In 2011, we also performed an annual impairment test for the goodwill in connection with the six advertising agency businesses we acquired in 2008 and the goodwill in connection with our acquisition of Digital Media Group.  No impairment loss was recorded in 2011 because the fair value of each of these reporting units substantially exceeded their respective carrying value at the time of impairment tests.  Currently we do not expect to incur future impairment charges in the coming years. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Any impairment charges recorded could have a material impact on our financial condition and results of operations.

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

As of December 31, 2011, our subsidiaries and consolidated VIEs in the PRC had undistributed earnings of US$76.1 million that are available for distribution to us.  These undistributed earnings are considered to be indefinitely reinvested under FASB ASC 740, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to our company. In addition, under US GAAP, deferred tax liability should be accounted for in respect of the undistributed earnings of our financial interest in VIE affiliates and domestic subsidiaries. We believe it is more likely than not that there is no deferred tax liability resulting from the undistributed earnings because we have means available under the PRC tax law to recover the investment in our consolidated VIEs tax free, including but not limited to the following series of transactions :

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

Allowance for doubtful accounts

We evaluate the recoverability of our accounts receivable primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. We regularly analyze our customer accounts, and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, we record a reserve for bad debts to reduce the related receivables to the amount we reasonably believe is collectible. If circumstances related to specific customers change, our estimates of the recoverability of receivables will be further adjusted. In the event that our accounts receivable become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. We recorded allowance for doubtful debt of US$0.6 million, US$0.6 million and US$3.1 million within general and administrative expenses in 2009, 2010 and 2011, respectively, representing 0.5%, 0.4% and 1.7% as a percentage to our total revenues. As of December 31, 2010 and 2011, we had allowance for doubtful debt of US$1.2 million and US$4.4 million, respectively. We assess allowance for doubtful debts based on our review of aging data and credit risks of specific customers. We had charged off account receivables of US$0.1 million, US$0.6 million and nil in 2009, 2010 and 2011, respectively, as we had exhausted all means of collection. We believe that the balance of allowance for doubtful accounts receivable is sufficient to reflect the recoverability of our accounts receivable. We do not expect the allowance for doubtful accounts, which is charged to our consolidated statement of operations, to increase significantly as a percentage of our total revenues in future years. We also do not expect our allowance for doubtful accounts to have a significant impact on our liquidity and capital resources.

Contingencies

The outcomes of legal proceedings and claims brought against our company are subject to significant uncertainty. FASB ASC 450-20-25-2, Contingencies- Loss Contingencies-Recognition, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred.

In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. While we believe that we might incur losses from such legal proceedings, it is unable to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2009	2010	2011
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data
Revenues
Advertising service revenue	120,686,086	138,056,640	179,415,668
Advertising equipment revenue	—	—	1,778,682
Total revenues	120,686,086	138,056,640	181,194,350
Cost of revenues
Advertising service cost	(61,104,381)	(121,000,454)	(127,057,954)
Advertising equipment cost	—	—	(1,494,027)
Total cost of revenues	(61,104,381)	(121,000,454)	(128,551,981)
Gross profit	59,581,705	17,056,186	52,642,369
Operating expenses	(32,046,119)	(183,535,813)	(63,639,179)
Government grant	538,085	—	—
Share of (losses) profits from equity method investees	(998,606)	(109,989)	230,280
Dividend income	—	—	142,265
Gain on disposal of a subsidiary	—	—	175,903
Operating profit (loss)	27,075,065	(166,589,616)	(10,448,362)
Interest income	1,860,017	2,082,605	1,711,117
Interest expense	(109,590)	(4,952,239)	(4,716,577)
Government grant	—	—	—
Other (expenses) income	(1,278)	—	42,153
Net income (loss) before income taxes	28,824,214	(169,459,250)	(13,411,669)
Income tax (expense) benefit	(2,348,254)	18,202,289	793,415
Net income (loss)	26,475,960	(151,256,961)	(12,618,254)
Net loss (income) attributable to noncontrolling interest	127,043	(81,261)	114,962
Net income (loss) attributable to VisionChina Media Inc. shareholders	26,603,003	(151,338,222)	(12,503,292)
Net income (loss) per share:
— Basic	0.37	(1.83)	(0.12)
— Diluted	0.37	(1.83)	(0.12)
Weighted average number of shares used in computation
— Basic	71,686,900	82,739,234	102,047,414
— Diluted	72,676,438	82,739,234	102,047,414
Share-based compensation expenses during the related periods included in:
— Cost of revenues	63,477	100,711	58,836
— Selling and marketing expenses	3,698,329	432,632	447,767
— General and administrative expenses	570,305	414,162	311,070

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Total Revenues. Our total revenues increased significantly to US$181.2 million in 2011 from US$138.1 million in 2010.

•                  Our advertising service revenue increased to US$179.4 million in 2011 from US$138.1 million in 2010. The increase in advertising service revenue was primarily attributable to the increased sales of advertising time on our mobile digital television advertising network as a result of the continuing efforts by our sales force

•                  We generated advertising equipment revenue of US$1.8 million in 2011, compared to nil in 2010.

Cost of Revenues. Our cost of revenues increased to US$128.6 million in 2011 from US$121.0 million in 2010.

•                  Our media cost increased to US$103.0 million in 2011 from US$97.8 million in 2010. The increase in our media cost was primarily due to the annual escalation in media cost at pre-determined fixed amounts under our exclusive agency agreements, which was partially offset by our decision to terminate or not to renew some of the exclusive agency agreements under which we did not generate sufficient advertising service revenue. The number of cities operating under our exclusive agency model decreased to 19 cities as of December 31, 2011 from 20 cities as of December 31, 2010.

•                  Our depreciation expense increased slightly to US$3.9 million in 2011 from US$3.4 million in 2010 as a result of the increase in the number of digital television displays located in our exclusive agency cities.

•                  Our business tax increased to US$7.3 million in 2011 from US$3.2 million in 2010, which is mainly driven by the increase in our advertising service revenue.

•                  Our amortization of intangible assets decreased to US$5.3 million in 2011 from US$10.2 million in 2010. In connection with our acquisition of Digital Media Group in January 2010, we recorded the concession contracts acquired from Digital Media Group as intangible assets. The cost of these intangible assets was measured at the estimated fair value of the concession contracts of US$90.9 million on the acquisition date, and is amortized over its expected useful life of 9 years using straight line method. The amortization of such intangible assets is recorded within advertising service cost. In December 2010, when we performed an impairment test for intangible assets, we determined that the worse than expected performance of the Digital Media Group reporting unit led to a potential impairment of the intangible assets in connection with our acquisition of Digital Media Group. In addition, we believed that Digital Media Group’s former management and shareholders provided false, deceptive and misleading information concerning Digital Media Group’s financial condition and performance, and as a result, we initiated a lawsuit against the selling shareholders of Digital Media Group in December 2010. Accordingly, we recorded an impairment charge of US$41.7 million against the intangible assets arising from our acquisition of Digital Media Group in 2010, which resulted in the decrease in amortization of these intangible assets in 2011.

•                  Our other operating costs related to the provision of advertising service revenue mainly include salaries and expenses related to installation and maintenance of the displays in our network, and increased to US$7.4 million in 2011 from US$6.4 million in 2010.

•                  We recorded advertising equipment cost of US$1.5 million in 2011, compared to nil in 2010.

Gross Profit. As a result of the foregoing, our gross profit was US$52.6 million in 2011 compared to US$17.1 million in 2010. Our gross margin increased to 29.1% in 2011 from 12.4% in 2010. Our gross margin increased because the increase in our advertising service revenue was greater than the increase in our media cost.

Operating Expenses. Our operating expenses decreased to US$63.6 million in 2011 from US$183.5 million in 2010.

•                  Selling and Marketing Expenses. Selling and marketing expenses increased to US$44.9 million in 2011 from US$28.3 million in 2010. Our selling and marketing expenses increased primarily as a result of the overall increase in our marketing and promotional activities.

•                  General and Administrative Expenses. General and administrative expenses increased to US$13.2 million in 2011 from US$9.5 million in 2010. The increase in our general and administrative expenses attributable to the provision for certain doubtful accounts receivable as well as the increase in legal fees in connection with pending litigation with the selling shareholders and former management of Digital Media Group.

•                  Impairment Loss on Intangible Assets and Goodwill. We recorded impairment loss on our intangible assets and goodwill totaling US$145.7 million 2010.  We did not incur any impairment loss on our intangible assets and goodwill in 2011.

In the second quarter of 2010, we recorded impairment charge of US$89.1 million against the goodwill and intangible assets for three out of the six acquired advertising agency businesses, namely, Peak, Goldwhite and Ahead. Due to the change in relevant regulations in the PRC in 2010, there was a significant decline in customer demand, intense pricing pressure and increasing competition of Peak, Goldwhite and Ahead reporting units which indicated the potential impairment loss on the goodwill and intangible assets of these reporting units. We therefore performed an impairment analysis for these reporting units in June 2010. Accordingly, we recorded impairment loss in aggregate of US$81.6 million against the goodwill allocated to the Peak, Goldwhite and Ahead reporting units, and impairment loss in aggregate of US$7.5 million against the intangible assets arising from the acquisitions of Peak, Goldwhite and Ahead. The remaining three acquired agencies are not subject to impairment loss.

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

•                  Other Operating Expense. Other operating expense in 2011 was US$2.1 million, representing a one-off penalty payment made in the first quarter of 2011 for the termination of an exclusive advertising agency agreement that was unfavorable to our profitability. We believe that the benefit of the terminating this agreement outweighed the negative effect of continuing to perform this agreement. We did not incur these types of expenses in 2010.

•                  Contingent Loss in Connection with Litigation. In 2011, we recorded a contingent loss of US$3.4 million in connection with the pending litigation between us and the selling shareholders of Digital Media Group (please see “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure —Our ongoing litigation with the former shareholders of Digital Media Group may have a material adverse effect on our business and results of operations.” on pages 31 through 32 for the details of this pending litigation).  We did not incur any contingent losses in 2010.

The contingent loss in 2011 was recorded based on our current assessment of the possible outcome of pending litigation with the selling shareholders and former management of Digital Media Group In the future, if there is any progress in this pending litigation that negative affects our such current assessment, we will record additional contingent losses in the corresponding period(s) when our assessment is impacted.

Share of (Losses) Profits from Equity Method Investees. We recorded income from equity method investees of US$0.2 million in 2011 compared to a loss of US$0.1 million in 2010, which is mainly due to the improvement of the operating results of our equity method investees.

Operating Loss. As a result of the foregoing, our operating loss narrowed to US$10.4 million, compared to US$166.6 million in 2010.

Interest Income. Our interest income decreased slightly to US$1.7 million in 2011 from US$2.1 million in 2010.

Interest Expense. Our interest expense was US$4.7 million in 2011, compared to US$5.0 million in 2010.

Income Taxes. We recognized income tax benefit of US$0.8 million and US$18.2 million in 2011 and 2010, respectively. The income tax benefit recorded in 2010 mainly consisted of tax credits of US$12.2 million in connection with the impairment loss on intangible assets.

Net Loss (Income) Attributable to Noncontrolling Interest. Our net loss attributable to noncontrolling interest amounted to US$0.1 million in 2011, compared to net income attributable to noncontrolling interest of US$0.1 million in 2010, primarily as the result of the net loss of a subsidiary. .

Net Loss Attributable to VisionChina Media Inc. Shareholders. As a result of the foregoing, net loss attributable to our shareholders decreased to US$12.5 million in 2011, compared to US$151.3 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Total Revenues. Our total revenues increased to US$138.1 million in 2010 from US$120.7 million in 2009.

•                  Our advertising service revenue increased to US$138.1 million in 2010 from US$120.7 million in 2009. The increase in advertising service revenue was primarily due to the combined effects of (1) increased sales of advertising time on our mobile digital television advertising network achieved by the expansions of our sales and advertising networks; (2) a significant decline in customer demand, intense pricing pressure and increasing competition of our Peak, Goldwhite and Ahead reporting units due to the change in relevant regulations in the PRC in 2010.

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

•                  Our media cost increased to US$97.8 million in 2010 from US$49.9 million in 2009. We experienced an increase in media cost primarily due to a large increase in the amount of media cost paid to our exclusive agency partner companies to secure advertising time. Our network rental fees for our exclusive agency cities increased to US$91.9 million in 2010 from US$43.3 million in 2009. The number of cities operating under our exclusive agency model increased to 20 cities as of December 31, 2010 from 16 cities as of December 31, 2009, which was primarily attributable to our acquisition of Digital Media Group in January 2010. We also attribute a portion of the increase in our media cost to the annual increase in the amount of media cost under the terms of our contracts with our exclusive agency partner companies in our existing cities. Our media cost in cities operating under our direct investment and outreach agency models, which require us to purchase the advertising time from the local mobile digital television network operating in those cities, remained stable in 2010 compared to that in 2009.

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

•                  Our amortization of intangible assets amounted to US$10.2 million in 2010, compared to nil in 2009. In connection with our acquisition of Digital Media Group in January 2010, we recorded the concession contracts acquired from Digital Media Group as intangible assets. The cost of these intangible assets was measured at the estimated fair value of the concession contracts of US$90.9 million on the acquisition date, and is amortized over its expected useful life of 9 years using straight line method. The amortization of such intangible assets is recorded within advertising service cost. There was no amortization of intangible assets recorded in advertising service cost in 2009

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

In the second quarter of 2010, we recorded impairment charge of US$89.1 million against the goodwill and intangible assets for three out of the six acquired advertising agency businesses, namely, Peak, Goldwhite and Ahead. Due to the change in relevant regulations in the PRC in 2010, there was a significant decline in customer demand, intense pricing pressure and increasing competition of Peak, Goldwhite and Ahead reporting units which indicated the potential impairment loss on the goodwill and intangible assets of these reporting units. We therefore performed an impairment analysis for these reporting units in June 2010. Accordingly, we recorded impairment loss in aggregate of US$81.6 million against the goodwill allocated to the Peak, Goldwhite and Ahead reporting units, and impairment loss in aggregate of US$7.5 million against the intangible assets arising from the acquisitions of Peak, Goldwhite and Ahead. The remaining three acquired agencies are not subject to impairment loss.

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

Income Taxes. We recognized income tax benefit of US$18.2 million in 2010, compared to income tax expense of US$2.3 million in 2009. The income tax benefit in 2010 was primarily due to (1) a tax credit of US$12.2 million in connection with the impairment loss on intangible assets and (2) the utilization of deferred tax liabilities in respect of the intangible assets arising from our acquisitions completed in 2008 and 2010, and (3) the recognition of deferred tax assets for the tax losses carryforward in certain consolidated VIE entities. We believe it is more likely than not that these VIE entities can generate sufficient future taxable income to utilize such tax losses carryforward.

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

As of December 31, 2011, we had US$80.3 million in cash and cash equivalents. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts. We believe that our current cash on hand, expected cash flows from operations and available credit facilities from financial institutions will be sufficient to meet our anticipated cash needs for at least the next 12 months.

As of December 31, 2011, we had a RMB 200 million (equivalent to approximately US$31.5 million), RMB denominated, secured revolving credit facility scheduled to expire in June 19, 2012. This facility was granted by China Construction Bank (Shenzhen branch), or CCB (SZ), to one of our consolidated affiliated entities, VisionChina Media Group, and is secured by a guarantee issued by one of our subsidiaries. This facility is available for general corporate working capital purposes at an interest rate of 110% of the People’s Bank of China benchmark rate.

As of December 31, 2011, we had short-term bank loans of US$20.5 million from this facility, and the net availability of this facility was approximately US$11 million as of December 31, 2011.  The facility contains restrictive financial covenant of maintaining a leverage ratio of 65% by our group. Violation of such covenant could result in a default under the facility, which would permit CCB (SZ) to terminate the facility available and require immediate repayment from our group of any outstanding loans advanced under the facility. Our group was in compliance with this financial covenant as at December 31, 2011.

As of December 31, 2011, aggregate undistributed earnings of our subsidiaries and variable interest entities located in the PRC that are available for distribution to us amounted to approximately US$87.4 million.  We intend to have such undistributed earnings indefinitely reinvested, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to us. However, the actual amount of earnings distributable to us from our subsidiaries and VIEs in the PRC could vary as a result of the restrictions and procedures governed by the relevant tax authorities and the State Administration of Foreign Exchange.

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

We generated net income attributable to our shareholders of US$26.6 million in 2009, but incurred net loss attributable to our shareholders of US$151.3 million and US$12.5 million in 2010 and 2011, respectively.  Our net loss in 2010 was mainly due to the impairment loss made against goodwill and intangible assets of US$145.7 million and the decrease in our gross profit due to the significant increase in our media cost. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 180 days following the month in which the advertisement is displayed. We expect our accounts receivable to increase as a result of the rapid growth in our advertising service revenue. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. We currently rely on our cash on hand and at bank as well as cash generated from operating activities to fund our liquidity needs. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain additional short-term or long-term bank financing. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(US$)
Net cash provided by (used in) operating activities	39,397,267	(22,210,745)	(17,617,058)
Net cash used in (provided by) investing activities	(170,649,621)	(29,628,601)	65,124,624
Net cash provided by (used in) financing activities	37,133,503	48,340,743	(36,135,463)
Effect of changes in exchange rate	(295,348)	1,875,852	1,726,190
Net (decrease) increase in cash and cash equivalents	(94,414,199)	(1,622,751)	13,098,293
Cash and cash equivalents, beginning of year	163,248,286	68,834,087	67,211,336
Cash and cash equivalents, end of year	68,834,087	67,211,336	80,309,629

Operating Activities

Our net cash used in operating activities amounted to US$17.6 million in 2011, compared to our net cash used in operating activities amounted to US$22.2 million in 2010, and net cash provided by operating activities of US$39.4 million in 2009. Our net cash used in operating activities in 2011 was primarily as a result of our negative operating results.

Investing Activities

Our net cash provided by investing activities amounted to US$65.1 million in 2011, compared to net cash used in investing activities of US$29.6 million and US$170.6 million in 2010 and 2009, respectively. Our net cash provided by investing activities in 2011 was primarily attributable to the decrease in our restricted cash of US$68.8 million, which consisted of a pledged bank deposit for the purpose of obtaining an offshore bank credit line to finance foreign currency payments for our acquisition of Digital Media Group. Upon our repayment of this foreign currency bank loan in 2011, the restriction of this pledged bank deposit was released, which resulted in a cash inflow in our investing activities.  The effect of the decrease in our restricted cash was partially offset by the payment for purchases of fixed assets of US$2.3 million and the settlement of the remaining consideration payable of US$1.3 million in connection with our acquisitions of the six advertising agency businesses in 2008.

We purchased all of the outstanding equity interests of six British Virgin Islands companies from sellers of them pursuant to share subscription agreements entered into in April, May and August 2008 in connection with our acquisition of six advertising agency businesses in the PRC. These acquisitions broadened our advertising client base and expanded our sales team with experienced industry professionals. With respect to each of the acquired businesses, we entered into a share subscription agreement with the sellers of such business, under which we paid a deposit up front. In addition, we and the sellers determined the earnings (as defined below) generated by such business in the period from the completion of the acquisition through remainder of 2008 and in 2009 and 2010 after the end of the relevant periods. If there were earnings for any of these relevant periods, we would make payments to the sellers, the amounts of which were determined in reference to cash actually received in respect of the net revenues generated by these businesses. The purchase price was comprised entirely of contingent consideration based on multiples ranging from 1.0 to 2.3 on the earnings of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010, contingent upon the collection of the relevant revenues of respective acquired businesses, or the “Earn-out Consideration”. The earnings represented advertising service revenue generated by the acquired business as deducted by the relevant operating costs and expenses (including media costs, business taxes and surcharges, sales and marketing expenses, general and administrative expenses, allowance for doubtful accounts) incurred by the corresponding acquired businesses. The Earn-out Consideration was assessed quarterly and settled on demand. Earn-out Consideration was accounted for as the purchase price of the acquired businesses when the contingency as stipulated in the acquisition agreements are resolved, that is when the relevant revenues of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010 were collected, by recording additional goodwill with a corresponding credit to consideration payable. Pursuant to the terms of the acquisition agreements, we paid initial deposits of US$16.7 million in the year ended December 31, 2008. These initial deposits were used to offset a portion of the additional consideration payable at the end of the earn-out period in June 2011. We recorded Earn-out Consideration of US$87.9 million, US$28.1 million and US$1.3 million in 2009, 2010 and 2011, respectively, and made cash settlements of US$64.2 million, US$68.5 million and US$1.3 million in 2009, 2010 and 2011 respectively.  As of December 31, 2011, the Earn-out Consideration payables were fully settled.  No additional Earn-out Consideration will be recorded or paid in future years in connection with our acquisition of these six advertising agency businesses.

In October 2009, we entered into an agreement and plan of merger (which was amended and restated in November 2009) to acquire Digital Media Group through a merger of a subsidiary with and into Digital Media Group, which was completed in January 2010. Under the agreement and plan of merger, the total consideration of US$160 million which is a notional amount is payable in three installments over two years by means of cash and our common shares. In November 2009, we deposited cash in the amount of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, as the initial installment, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan and merger. Two subsequent installments of US$30 million each will be paid on the first and second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible former shareholders of Digital Media Group. Our preliminary valuation of the acquisition date fair value of the consideration transferred was approximately US$167 million, which was greater than the notional amount of US$160 million due to the fair value adjustments of consideration payable in the form of shares. We expect to settle the cash consideration payable with our cash balance. Although we have not paid any of the two subsequent installments totaling US$60 million as a result of an ongoing lawsuit we filed against the selling shareholders of Digital Media Group in December 2010, we have sufficient cash on hand in the event that such payment is required by the Supreme Court, and therefore, we do not believe the lawsuit will have material adverse impact on our liquidity or capital resources.

Financing Activities

Our net cash used in financing activities amounted to US$36.1 million in 2011, compared to net cash provided by financing activities of US$37.1 million and US$48.3 million in 2009 and 2010, respectively. Our net cash provided by financing activities in 2009 is mainly attributable to (i) an increase of US$40.8 million in net proceeds under an offshore credit line and (ii) an increase of US$0.7 million in net proceeds from a domestic loan. We also used US$5.0 million for share repurchases in 2009. Our net cash provided by financing activities in 2010 primarily consisted of proceeds from bank loans of US$78.2 million, and proceeds from issuance of common shares to our certain existing shareholders and employees of US$12.9 million, which was offset by the repayment of bank loans amounting to US$42.8 million. Our net cash used in financing activities in 2011 primarily consisted of repayment of bank loans of US$123.8 million, and cash paid for share repurchases of US$1.9 million, which was partially offset by proceeds from our share issuance transaction completed in January 2011 of US$69.0 million (please see “Item 4. Information of the Company — A. History and Development of the Company on page 46 for the details of this share issuance transaction) and proceeds from bank loans of US$20.5 million.

Capital Expenditures

We had capital expenditures of US$1.6 million, US$3.6 million and US$2.3 million for the years ended December 31, 2009, 2010 and 2011, respectively. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2012 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.

In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers. As of March 31, 2012, our local operating partners in the eight cities except for in Beijing and Guangzhou have not yet begun the conversion process. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in five of these eight cities. The total cost of converting the equipment to the National Standard in these five cities (Beijing, Guangzhou, Nanjing, Changchun and Zhengzhou) is not expected to exceed RMB13 million. However, we and our local operating partners have not yet determined the allocation of the conversion expenses. We believe that these capital expenditures would not materially affect our liquidity. For details of the required compliance with the National Standard, please refer to “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not meet the newly adopted PRC national standards for mobile digital television operations. We will be required to spend significant capital and other resources to convert the digital television broadcasting infrastructure of our local operating partners to these national standards, which could materially and adversely affect our business, financial condition and results of operations” on page 14.

Recently Issued Accounting Pronouncements

In May 2011, FASB issued Accounting Standard Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”).  ASU 2011-04 amends ASC 820, Fair Value Measurements, (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements.  ASU 2011-04 will be effective for fiscal year beginning January 1, 2012.  The adoption of ASU 2011-04 is not expected to have a material effect on our consolidated financial statements, but may require certain additional disclosures.

In September 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, (“ASU 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity.  The amendments in this standard require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The amendments in this standard do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes.  The amendments in ASU 2011-05 are effective for annual periods beginning January 1, 2012 and are to be applied retrospectively.  The adoption of the provisions of ASU 2011-05 is not expected to have a material impact on our consolidated financial position or results of operations.

In September 2011, the FASB issued an amendment to ASC 350, Intangibles - Goodwill and Other (“ASC 350”), which simplifies how entities test goodwill for impairment.  Previous guidance under ASC 350 required an entity to test goodwill for impairment using a two-step process on at least an annual basis.  First, the fair value of a reporting unit was calculated and compared to its carrying amount, including goodwill.  Second, if the fair value of a reporting unit was less than its carrying amount, the amount of impairment loss, if any, was required to be measured.  Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test is unnecessary.  If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under ASC 350.  The amendments are effective for our company for annual and interim goodwill impairment tests performed for fiscal years beginning January 1, 2012, and early adoption is permitted.  We are planning to adopt this standard in our fiscal year 2012.  The adoption of the provisions of this amendment to ASC 350 is not expected to have a material impact on our consolidated financial position or results of operations.

In September 2011, the FASB issued ASU 2011-09, Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80), Disclosures about an Employer’s Participation in a Multiemployer Plan (“ASU 2011-09”). ASU 2011-09 requires an employer that participates in multiemployer pension plans, to provide additional quantitative and qualitative disclosures in order to provide users with more detailed information about the employer’s involvement in multiemployer pension plans. In addition, it includes changes in the disclosures required for multiemployer plans that provide postretirement benefits other than pensions. ASU 2011-09 is effective for our fiscal years ending after December 15, 2011. The adoption of the amendments to ASU 2011-09 is not expected to have a material impact on our consolidated financial statements.

C.                                     Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our total revenues, net loss, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$)
Long-term purchase agreement	350,756,000	106,202,000	170,330,000	69,696,000	4,528,000
Operating lease obligations	2,537,355	1,300,651	923,967	232,258	80,479
Total contractual obligations	353,293,355	107,502,651	171,253,967	69,928,258	4,608,479

We have entered into several agreements under our exclusive agency model to purchase advertising time from local mobile digital television companies typically for a period of five to ten years. As of December 31, 2011, future minimum purchase commitments under these agreements totaled approximately US$350.8 million.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2012.

Name	Age	Position/Title
Limin Li	51	Chairman of the Board of Directors, Chief Executive Officer
Haijun Liu	49	Chief Development Officer
Yan Wang	34	Senior Vice President of Finance
Yanqing Liang	40	Director
Kit Leong Low	41	Director
Arthur Wong (1)(2)(3)	52	Independent Director
Daniel Shih (1)(2)(3)	60	Independent Director
Xisong Tan (1)(2)(3)	64	Independent Director

(1)                                  Audit committee members

(2)                                  Compensation committee members

(3)                                  Corporate governance and nominating committee members

(4)                                  Mr. William Decker and Ms. Yunli Lou have stepped down from their positions as independent directors following the expirations of their current tenures by end of 2011, and both are now acting as senior consultants to our company

Limin Li is our co-founder and has been chairman of our board of directors since our inception in 2005 and our chief executive officer since March 2007. Mr. Li has been a director and chairman of Shenzhen Champs Elysees Venture Capital Management Co., Ltd., a PRC company engaging in project financing and investment management, since 2003. He has also been a director and chairman of Shenzhen Meidi Real Estate Development Co., Ltd., a PRC real estate development company, since 1997. He has also been a director and chairman of Shenzhen Meiye Enterprise Development Co., Ltd., a PRC manufacturer and distributor of electronic products, since 1992. Mr. Li received a bachelor’s degree from Wuhan Institute of Physical Education.

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

Yan Wang is our senior vice president of finance since February 2012. Mr. Wang was our vice president of finance from January 2011 to February 2012, and senior financial controller from December 2009 to January 2011. Mr. Wang joined us in April 2009 as a full-time employee. Before joining VisionChina Media, Mr. Wang was an audit manager at KPMG, an independent public registered accounting firm. From 2001 to 2009, he worked in the audit department in KPMG Guangzhou office for eight years, and has led the audit engagements for SEC registrants, including both audits of US GAAP financial statement and audits of the internal control over financial reporting. Mr. Wang received a bachelor degree of arts from Guangdong University of Foreign Studies in 2001.

Yanqing Liang is our co-founder and has been a director of our company since our inception in 2005. Since 2006, she has been a director of Beijing Zonghe Qingrun Investment Co., Ltd. From 1997 to 2005, Ms. Liang worked for the human resource department of the Guangdong branch of China Mobile Limited. Ms. Liang received a bachelor’s degree from Harbin Normal University in 1997.

Kit Leong Low has been a director of our company since June 2011.  He has served as chief financial officer of Focus Media Holding Limited since January 2010 and as director of Focus Media Holding Limited since May 2011. Prior to joining Focus Media, Mr. Low was an executive director of a Greater China entertainment conglomerate, eSun Holdings, from June 2007 to January 2010. Prior to that, from June 2003, he was an executive director at the Goldman Sachs Asia-Pacific Research Media and Internet team whose coverage included media and Internet companies in Greater China. Before joining Goldman Sachs, starting 1993 he worked as a program manager for Johnson Controls Inc., managing Toyota vehicles interior development in the United States. He subsequently joined Sybase Inc., an enterprise software company in the United States, as a Program Manager in its Global Products Group in 2000. He received his Bachelor of Science degree in Industrial Engineering and Motion Picture Production from the University of Wisconsin-Madison, and his MBA from Columbia Business School in the United States.

Arthur Wong has been a director of our company since December 2011.  He has served as chief financial officer of GreenTree Inns Hotel Management Group, Inc. since February 2011. He has also served as an independent non-executive director of Besunyen Holding Company Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 926) since July 2010. From June 2008 to December 2009, he was chief financial officer of Asia New Energy Holding Pte. Ltd., and from March 2010 to November 2010, he was chief financial officer of Nobao Renewable Energy Holdings Limited. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Daniel Shih has been a director of our company since December 2011.  He has served as deputy chairman and group strategy officer at Stella International Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (Stock code: 1836) since May 2008. His main responsibilities there include business strategy, leadership development and retail business operations. From October 2006 to April 2008, Mr. Shih served as chairman of PepsiCo (China) Investment Ltd., and president of the China region for PepsiCo’s Beverages Business Unit, where he was responsible for managing joint-ventures, mergers and acquisitions and day-to-day operations for the unit. From 2003 to 2006, Mr. Shih was president of Motorola (China) Electronic Ltd., where he was responsible for setting, managing and executing on the growth strategy for Motorola in China. Mr. Shih received a master of science in electrical engineering from the University of Cincinnati in 1977 and a bachelor of science in electrical engineering from Tatung Institute of Technology in 1974. In January 2008, Mr. Shih received an honorary doctorate in commerce from the University of West Alabama in the United States and was elected vice chairman of the United World Chinese Association. He is a frequent guest speaker at MBA and EMBA programs at Beijing University, Tsinghua University and Nankai University.

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

The business address for all of our executive officers and directors, except Arthur Wong and Daniel Shih, is 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, the People’s Republic of China. Arthur Wong and Daniel Shih uses their respective business addresses as disclosed in “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

B.                                     Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation to our executive officers, including all the directors, was US$0.7 million. For options granted to officers and directors, see “—2006 Share Incentive Plan.”

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

Our board of directors has only granted options to participants in our 2006 share incentive plan. As of December 31, 2011, there were 1,863,378 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$4.55 per share and restricted shares, and there were 1,467,831 common shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. The following table summarizes, as of December 31, 2011, the outstanding options granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options or Restricted Shares	Exercise Price Underlying Outstanding Options or Restricted Shares (US$/Share)	Grant Date	Expiration Date

Limin Li	350,000	6.545	August 30, 2007	August 30, 2017
Haijun Liu(1)	*	1.00/ 8.53	December 8, 2006/ October 8, 2009	December 8, 2016/ October 8, 2019
Yan Wang(2)	*	5.48/ 8.53	June 17, 2009/ October 8, 2009	June 17, 2019/ October 8, 2019
Arthur Wong(3)	*	0.00	December 29, 2011	December 29, 2021
Xisong Tan(4)	*	1.00/ 4.68/ 0.00	December 8, 2007/ April 2, 2010 December 29,2011	December 8, 2016/ April 2, 2020 December 29,2021
Daniel Shih(5)	*	0.00	December 29, 2011	December 29, 2021
Other individuals as group	1,513,378	3.97	(6)	(7)

*                 Upon exercise of all options granted, would beneficially own less than 1% of our outstanding common shares, assuming the conversion of all of our outstanding preferred shares.

(1)          A portion of the options was granted on December 8, 2006 with an exercise price of US$1.00 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(2)          A portion of the options was granted on June 17, 2009 with an exercise price of US$5.48 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.

(3)          The restricted shares were granted on December 29, 2011.

(4)         A portion of the options was granted on December 8, 2006 with an exercise price of US$6.545 and another portion was granted on April 2, 2010 with an exercise price of US$4.68. The restricted shares were granted on December 29, 2011.

(5)          The restricted shares were granted on December 29, 2011.

(6)          Options were granted to other individuals on various dates.

(7)          Other individuals’ options expire on various dates.

C.                                     Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Arthur Wong, Daniel Shih and Xisong Tan. Our board of directors has determined that each of Arthur Wong, Daniel Shih and Xisong Tan satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Mr. Wong is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Arthur Wong, Daniel Shih and Xisong Tan. Our board of directors has determined that each of Arthur Wong, Daniel Shih and Xisong Tan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Ms. Tan is the chairperson of our compensation committee.  Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Arthur Wong, Daniel Shih and Xisong Tan. Our board of directors has determined that each of Arthur Wong, Daniel Shih and Xisong Tan satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Mr. Shih is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.                                    Employees

As of December 31, 2009, 2010 and 2011, we had 553, 867 and 829 full-time employees, respectively. As of December 31, 2011, we had 114 employees in management and administration, 530 in sales and marketing and 185 in network maintenance and development.

We plan to hire additional employees in all functions as we grow our business. None of our employees is represented by a labor union or other collective bargaining agreements. Since establishment, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable PRC regulations, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund. Our total contribution for such employee benefits required by applicable PRC regulations amounted to US$0.7 million, US$1.4 million and US$1.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

E.                                      Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2011:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Limin Li(3)	17,537,142	17.1
Yanqing Liang(4)	4,981,714	4.9
Kit Leong Low(5)	15,331,305	14.9
Yan Wang	*	*
Haijun Liu	*	*
Arthur Wong	*	*
Xisong Tan	*	*
Daniel Shih	*	*
All directors and executive officers as a group(6)	38,122,240	37.1
Principal Shareholders:
Front Lead Investments Limited(7)	17,537,142	17.1
Milestone I, II and III(8)	6,684,108	6.5
Massive Sheen Investments Limited(9)	4,981,714	4.9
Columbia Wanger Asset Management, L.P.(10)	9,217,100	9.0
Focus Media Holding Limited(11)	15,331,305	14.9
Oak Investment Partners XII, L.P.(12)	5,514,918	5.4

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)

The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying options held by such person that are exercisable within 60 days of December 31, 2011. Percentage of beneficial ownership of each listed person is based on the common shares outstanding as of February 29, 2012 and the common shares underlying share options exercisable by such person within 60 days of December 31, 2011, totaling 102,716,858 shares.

(3)

Includes 17,187,142 common shares owned by Front Lead Investments Limited, a British Virgin Islands company, and 350,000 common shares issuable upon the exercise of options granted to Front Lead Investments Limited that are exercisable within 60 days of the date of December 31, 2011. Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George

Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(4)

Includes 4,981,714 common shares owned by Massive Sheen Investments Limited, a British Virgin Islands company. Ms. Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(5)

Includes 15,331,305 common shares held by Focus Media Holding Limited, a limited liability company incorporated in the Cayman Islands whose American Depositary Receipts are traded on the Nasdaq Global Market under the symbol “FMCN”. The mailing address of Focus Media Holding Limited is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(6)

Include common shares held by all of our directors and executive officers as a group and common shares issuable upon the exercise of all of the options that are exercisable within 60 days of December 31, 2011 held by all of our directors and executive officers.

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

(8)

Includes 6,684,108 common shares held by Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited, and Milestone Mobile TV Media Holdings III Limited, each of which is a limited liability company organized under the laws of the British Virgin Islands. Each of Milestone I, II and III has a mailing address of P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands. Milestone I, II and III are wholly owned by Milestone China Opportunities Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands. The general partner of the Milestone China Opportunities Fund II, L.P. is Milestone Capital Partners Limited, a limited liability company incorporated under the laws of the Cayman Islands. The sole director of Milestone Capital Partners Limited is Cherianne Limited, a company organized under the laws of the British Virgin Islands. Yuen Ho Wan and James Ngai, as all of the directors of Cherianne Limited, share the investment and voting power of Cherianne Limited. Ms. Wan’s and Mr. Ngai’s business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(9)

Yanqing Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(10)

Includes 9,217, 100 common shares represented by ADSs held by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust according to its Schedule 13G filed with the SEC on February 13, 2012. Columbia Acorn Trust is a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P. Columbia Wanger Asset Management, L.P. is a Delaware limited partnership, with the principal business address at 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(11)

Includes 15,331,305 common shares held by Focus Media Holding Limited, a limited liability company incorporated in the Cayman Islands whose American Depositary Receipts are traded on the Nasdaq Global Market under the symbol “FMCN”. The mailing address of Focus Media Holding Limited is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(12)	Includes 5,514,918 common shares held by Oak Investment Partners XII, L.P., the mailing address of which is 525 University Avenue, Suite 1300, Palo Alto, CA 94301, United States of America.

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.                                     Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2009, 2010 and 2011.

Transactions with Our Direct Investment Entities

Agreements to Purchase Advertising Time from and Sell Advertising Equipment to Our Direct Investment Entities

Under our arrangements with our local operating partners, we are responsible for the procurement of equipment for some of our direct investment entities and other local operating partners, such as digital displays and digital television receivers. We sell the advertising equipment to these local operating partners (including our direct investment entities) at negotiated prices and record the sales of advertising equipment as advertising equipment revenue on our financial statements. We had advertising equipment revenue of nil, nil and US$1.8 million for the years ended December 31, 2009, 2010 and 2011, respectively, of which nil, nil and US$0.2 million represents the sales of advertising equipment to our direct investment entities in each of these three years.

We also purchase advertising placement services from our direct investment entities at negotiated prices. For the years ended December 31, 2009, 2010 and 2011, we paid an amount of US$10.3 million, US$16.4 million and US$15.7 million, respectively, to our direct investment entities for the advertising placement services.

Exclusive Agency Agreements with Our Direct Investment Entities

We entered into an exclusive agency agreement with Shenzhen Mobile Television Co., Ltd., or Shenzhen Mobile, in December 2006. This exclusive agency agreement granted us the exclusive right to sell the advertising time on the mobile digital television network in Shenzhen bus for a term from January 1, 2007 to July 31, 2011. Under the agreement, we paid a pre-determined media cost each year to Shenzhen Mobile. We were responsible for installing additional digital television displays on the buses of the Shenzhen public transportation companies that have entered into agreements with Shenzhen Mobile. The cost in connection with such installation was deductible from the rental fees payable by us. The terms of this exclusive agency agreement were negotiated on an arm’s length basis. We did not choose to renew the exclusive agency agreement for the buses in with Shenzhen Mobile from September 1, 2011.  We had an exclusive agency agreement with Shenzhen Mobile through our acquisition of Digital Media Group in January 2010.  This exclusive agency agreement in Shenzhen for subway trains in Line 1, gave us the exclusive right to sell all of the advertising time on the mobile digital television network in Line 1 of the Shenzhen subway from January 2, 2010 to December 31, 2012. We terminated this agreement from September 1, 2011.

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

We entered into exclusive agency agreement with Changzhou China Digital Mobile Television Co., Ltd., or Changzhou VisionChina Media Group, in March 2010. This exclusive agency agreement grants us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Changzhou to advertisers that are not from Changzhou for a term from January 1, 2010 to March 18, 2017. Under the agreement, we pay a pre-determined media cost each year to Changzhou VisionChina Media Group. Changzhou VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Changzhou public transportation companies that have entered into agreements with Changzhou VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.

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

Transactions with Affiliated Companies of Limin Li

Lease and loan with Meidi Zhiye

We rented office space from Shenzhen Meidi Zhiye Development Co., Ltd., a former equity holder of VisionChina Media Group, or Meidi Zhiye, for the office space of our headquarters and VisionChina Media Group. The rent was determined based on negotiation. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Meidi Ziye’s equity interest and is the chairman of Meidi Zhiye. The rental expenses totaled US$191,758, US$154,153 and US$216,317 in 2009, 2010 and 2011, respectively.

Transactions with Champs Elysees

In 2009, 2010 and 2011, VisionChina Media Group paid renovation charges of US$236,124, US$270,864 and US$195,788, respectively, to Champs Elysees Renovations Co., Ltd., or Champs Elysees Renovations. In 2009, 2010 and 2011, VisionChina Media Group also paid property management fees and utility expenses of US$26,820, US$28,702 and US$29,172, respectively, to Champs Elysees Renovations. Limin Li’s wife is the chairwoman of Champs Elysees Renovations.

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

Beijing Eastlong Technology entered into a series of loan agreements and amendments thereto with Qijun Men and Haifeng Wang in February 2005, March 2007 and May 2008, which allowed Beijing Eastlong Advertising to capitalize its PRC operating affiliates and facilitates the establishment of the current corporate structure. Beijing Eastlong Technology made an interest-free loan of RMB20 million to the equity holders of Beijing Eastlong Advertising. This loan can only be repaid by transferring the equity interest in Beijing Eastlong Advertising by the equity holders to Beijing Eastlong Technology or to another person designated by Beijing Eastlong Technology. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

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

Our PRC legal counsel has advised that it is not stipulated or required in the PRC Property Rights Law whether an equity pledge made before the effectiveness of the PRC Property Rights Law on October 1, 2007 must be registered with the SAIC. Our equity pledge agreement was entered into on February 15, 2007, at which time equity pledges were governed by the then applicable PRC Company Law and PRC

Guarantee Law. According to these two PRC laws and regulations, an equity pledge of a limited liability company does not require any registration with the SAIC or its local counterparty, and an equity pledge agreement becomes effective soon after the equity pledge is recorded or filed with a company’s Register of Shareholders. Therefore, we consider our pledge agreements effective and enforceable even though we did not register with SAIC or its local counterparty. As of December 31, 2011, we, CDTC and VisionChina Media Group are not required by any government authorities to register with the SAIC, nor are they subject to any penalties or fines. Based on the foregoing, we believe we are not required by the PRC Property Rights Law to register the equity pledge with SAIC and that the equity pledge agreement is enforceable in a PRC court of law.

C.                                     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.                                   Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Our Company and its wholly owned subsidiary, Vision Best Limited, filed a summons with notice in the Supreme Court of the State of New York, which is the trial court there (the “New York Court”) on December 27, 2010 against the selling shareholders and former management of Digital Media Group.  The summons with notice alleged that the selling shareholders of Digital Media Group (i) engaged in an unlawful scheme to induce us, through false, deceptive, and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme.  The summons with notice further alleged that we are owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which we acquired Digital Media Group (the “Merger Agreement”).  The claims summarized in the summons with notice were set forth in a more detailed complaint we filed on February 2, 2011.

On February 25, 2011, Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., and Thomas Gai Tei Tsao (collectively, the “Former DIGITAL MEDIA GROUP Shareholders”) filed a countersuit in the New York Court against us.  The complaint in that lawsuit alleges that we breached certain agreements related to the Digital Media Group acquisition by (i) declining to make certain installment payments that the Former Digital Media Group Shareholders claim they were entitled to receive and (ii) declining to take steps to facilitate the transfer of shares of our stock that the Former Digital Media Group Shareholders claim to be entitled to receive in connection with the acquisition of Digital Media Group.  The Former Digital Media Group Shareholders also seek specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, and permanent and preliminary injunctive relief compelling us to comply with the parties’ agreement.  We denied the material allegations of the complaint by the Former Digital Media Group Shareholders and asserted a counterclaim for breach of contract arising from the destruction of Digital Media Group’s electronic data prior to delivery to us.

Also on February 25, 2011 the Former Digital Media Group Shareholders filed motions against us for various relief.  They sought to dismiss most of the claims in our complaint as well as our counterclaim based on destruction of Digital Media Group’s electronic data.  They also sought (i) an order of attachment against us in the amount of $30 million plus interest, on account of a post-closing payment of that amount which the Former Digital Media Group Shareholders alleged to be due, and (ii) an order directing us to transfer assets into the United States to secure a prospective judgment.  The Former Digital Media Group Shareholders also filed a motion for a preliminary injunction to compel us to remove the restrictive legend on the ordinary shares received by the Former Digital Media Group Shareholders in connection with the acquisition of Digital Media Group, and to provide consents or authorizations to convert those shares into freely tradable American Depository Shares.

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits.  It granted the motion to dismiss our fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of Digital Media Group’s electronic data.  The New York Court denied the Former Digital Media Group Shareholders’ motion to dismiss our indemnification claim for not less than $2,785,633 but granted their motion to attach our assets in the amount of $30 million plus interest, as security in the event the Former Digital Media Group Shareholders were successful in their monetary claims against us.  The ruling also required the Former Digital Media Group Shareholders to file a $500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment.  Finally, the New York Court denied the Former Digital Media Group Shareholders’ request to compel us to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

On November 11, 2011 we filed an appeal from the New York Court’s orders.

On November 21, 2011 the Former Digital Media Group Shareholders filed a motion for partial summary judgment in the New York Court, seeking a judgment against us of $60 million plus interest for failure to make $60 million in post-closing payments claimed to be due for the acquisition of Digital Media Group.  They also filed a motion to confirm the order of attachment previously entered in the amount of $30 million plus interest.  No decision has been reached by the New York Court on these pending motions as of April 26, 2012.

We believe that the Former Digital Media Group Shareholders’ claims and related motions are without merit and intend to vigorously defend the claims and oppose the motions.  We believe it is difficult to assess the prospects for the pending motions or, if they are decided by the New York Court adversely to us, the prospects of obtaining a reversal on appeal.  Consequently, we are unable to predict the ultimate outcome of the matter.  We note, however, that our exposure includes the following possible outcomes, if not overturned on appeal:

(a)        the Former Digital Media Group Shareholders’ motion for summary judgment might be granted, and they might obtain a judgment in the amount of $60 million plus interest;

(b)        the Former Digital Media Group Shareholders might be successful in obtaining (i) an order requiring us to release the restrictive legend on the stock that the Former Digital Media Group Shareholders received in consideration for the acquisition of Digital Media Group or (ii) damages arising out of the failure to remove the restriction;

(c)        we might not succeed in recovering on our claim with respect to the indemnity escrow (in which we seek $2,785,633), and the Former Digital Media Group Shareholders might succeed in compelling the escrow to be turned over to them; and

(d)        the orders of attachment might be confirmed.

Although we continue to claim in the pending litigation in the New York Court, and expect to appeal, that no further consideration should be paid to the Former Digital Media Group Shareholders, the consideration provided for in the Merger Agreement has been fully provided for in the consolidated financial statements.  In addition, accrued interest of $3,375,000 on the unpaid but challenged post-closing consideration of $60 million provided for in the Merger Agreement has been recorded and included in accrued expenses and other current liabilities.  We have made these provisions because we consider that, unless we succeed on appeal, payment of such amounts is probable based on the November 3, 2011 order of the New York Court.  We estimate that the further potential loss that could result from this litigation may be as much as $40 million as of date of this report, but we consider such potential loss merely possible but not probable due to uncertainty.  The litigation is still in progress as of April 26, 2012.

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

B.                                     Significant Changes

We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.     THE OFFER AND LISTING

A.                                   Offering and Listing Details.

Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.” The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the Nasdaq Global Market on 24, 2012 was US$1.39 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2007 (since December 6)	9.80	7.63
2008	25.60	4.25
2009	12.27	4.80
2010	11.85	2.51
2011	4.99	1.08
Quarterly:
2010
First quarter	11.85	4.61
Second quarter	5.04	2.51
Third quarter	4.70	2.90
Fourth quarter	5.10	3.41
2011
First quarter	4.99	3.75
Second quarter	4.68	2.22
Third quarter	2.99	1.58
Fourth quarter	1.94	1.08
Monthly:
2011
October	1.94	1.30
November	1.89	1.08
December	1.64	1.09
2012
January	1.60	1.15
February	1.82	1.38
March	1.86	1.52
April (through April 24)	1.62	1.23

As of March 31, 2012, a total of 61,320,423 ADSs were outstanding. As of March 31, 2012, a total of 61,320,423 common shares were registered in the name of a nominee of The Bank of New York Mellon, the depositary for the ADSs. We have no further information as to common shares or ADSs held, or beneficially owned, by U.S. persons.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2011, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. This particular risk may have been heightened due to the recent volatility in the price of our ADSs. In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our consolidated affiliated PRC entities. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these consolidated affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the consolidated affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for 2011 and any taxable year thereafter. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.

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

We use the U.S. dollar as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our PRC subsidiaries is the Renminbi. All of our subsidiary’s transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiary existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our public offering in August 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Except for certain cash balances, majority of our transactions are denominated in Renminbi. Considering the amount of our cash and cash equivalents balance as of December 31, 2011, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of US$0.6 million for our total amount of cash balance, with a corresponding increase or decrease in accumulated comprehensive income as of December 31, 2011.

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

On December 3, 2009, we entered into a credit facility agreement with the Bank of China to provide a maximum loan amount of RMB 400 million (US$60.6 million). The long-term loan under this credit facility may be drawn at any time within two years from the effective date of the agreement and will mature in a period up to two years after it is drawn. The loan, when drawn, will carry a floating interest rate equal to 90% of the People’s Bank of China benchmark rate. As of December 31, 2010, we had a loan of US$60.5 million, which was fully repaid by end of December 30, 2011 under this credit facility.

As of December 31, 2010, we had short-term loans of US$61.2 million with Macau Branch of Bank of China, which was secured by RMB equivalent of US$70.1 million pledged with Shenzhen Branch of the Bank of China. The loans carried an annual interest rate of 1.72%, and the pledged deposits carried an annual interest rate of 2.25%, and were repaid by end of October 2011.

In 2011, VisionChina Media Group, one of our consolidated affiliated entities in China, obtained a US$31.5 million (equivalent to approximately RMB200 million), RMB denominated, secured revolving credit facility from CCB (SZ). This facility is secured by a guarantee issued by a subsidiary of us and is scheduled to expire in June 19, 2012. As of December 31, 2011, we had short-term bank loan of US$20.5 million under this facility for general corporate working capital purposes.  The loan carries a floating interest rate equal to 110% of the People’s Bank of China benchmark rate and will be repayable in full in June 2012.

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

Payments by Depositary

In 2011, we did not receive any payments from The Bank of New York Mellon, the depositary bank for our ADR program.

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

As of December 31, 2011, approximately US$80.4 million of the net proceeds from our public offerings has been used for acquisitions of six advertising agency companies and Digital Media Group and capital expenditures, and approximately US$32.3 million has been used for general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of VisionChina Media Inc.:

We have audited the internal control over financial reporting of VisionChina Media Inc. and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Company, and our report dated April 26, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 26, 2012

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                     AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Arthur Wong qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” within the meaning of Rule 5605 of the Nasdaq Listing Rules and meet the criteria for independent set forth in Section 10A(m)(3) of the Exchange Act.

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

	For the Year Ended December 31,
	2010	2011
	(US$)
Audit Fees(1)	1,050,000	1,250,000
Other Fees(2)	450,000	—
Total	1,500,000	1,250,000

(1)          Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting.

(2)      Other fees include the fees billed by our principal auditors in connection with their audit of the financial statements of Digital Media Group for fiscal years ended December 31, 2010 and 2011, which could be used in the filing of registration statement on Form F-3, if any, with the SEC.

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

ITEM 16E.                                       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On November 14, 2008, our board of directors authorized a share repurchase program, or the 2008 Share Repurchase Program, under which we may repurchase up to US$50 million worth of our issued and outstanding ADSs from the open market from time to time and before December 31, 2009. As of December 31, 2009, we have repurchased 940,380 of our ADSs for a total purchase price of approximately US$5.0 million pursuant to the 2008 Share Repurchase Program. All of the repurchased shares have been retired from our outstanding common shares. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

In September 2011, our board of directors approved another share repurchase program, or the 2011 Share Repurchase Program, under which we may repurchase up to US$15 million worth of our issued and outstanding ADSs from the open market from time to time and before December 31, 2012. During the period from September 1, 2011 to March 31, 2012, we purchased, under the 2011 Share Repurchase Program, 1,062,450 of our ADSs in aggregate at an average price of US$1.73 for a total consideration of approximately US$1.9 million. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. As of March 31, 2012, all of the repurchased shares have been retired from our outstanding common shares.

Set for below contains certain information regarding our aforementioned share repurchase programs.

Period	Total Number of ADSs Purchased Under the Program	Average Price Paid per ADS (US$)	Approximate Value of ADSs that May Yet be Purchased Under the Program (US$ in thousands)
2008 Share Repurchase Program
2008
December	281,400	5.1360	48,557
2009
January	23,775	5.4962	48,426
February	2,550	5.5000	48,412
March	346,087	5.4155	46,543
April	286,568	5.3827	45,000
Total	940,380	5.3241	45,000

2011 Share Repurchase Program
2011
September	763,250	1.8215	13,610
October	299,200	1.4866	13,165
Total	1,062,450	1.7272	13,165

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

ITEM 16H.                                     MINE SAFETY DISCLOSURE

Not applicable.

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

ITEM 18.                                              FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2010 and 2011

•                  Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011

•                  Consolidated Statements of Changes of Equity and Comprehensive Income (Loss) for the years ended December 31, 2009, 2010 and 2011

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011

•                  Notes to the Consolidated Financial Statements

•                  Condensed Financial Information of Registrant — Schedule I

ITEM 19.                                              Exhibits

Exhibit Number	Description of Document

1.1

Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

1.2

Form of Second Amended and Restated Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.1

Specimen Certificate for Common Shares of VisionChina Media Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.2

Form of American Depositary Receipt of VisionChina Media Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.3

Form of Deposit Agreement among VisionChina Media Inc., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.1

Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.2

Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.3

Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.4

Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.5

Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.6

Registrant’s 2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.7

Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.8

Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333¬147275), as amended, initially filed with the Commission on November 9, 2007)

4.9

Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No.

333¬147275), as amended, initially filed with the Commission on November 9, 2007)

4.10

Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.11

Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.12

Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.13

Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.14

Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333¬147275), as amended, initially filed with the Commission on November 9, 2007)

4.15

Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333¬147275), as amended, initially filed with the Commission on November 9, 2007)

4.16

Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.17

Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.18

Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.19

Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.20

Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.21

Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.22

Amended and Restated Agreement and Plan of Merger dated November 16, 2009, among VisionChina Media Inc., Vision Best Limited, Digital Value Holdings Limited, Digital Media Group Company Limited and the Shareholder Representative (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.23

Registration Rights Agreement dated as of November 16, 2009 among VisionChina Media Inc. and the investors signatories thereto (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.24

Translation of RMB Loan Agreement, dated as of December 3, 2009, between VisionChina Media Group Inc., and Bank of China, Shenzhen Branch (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.25

Translation of Guarantee Contract between VisionChina Digital Company and Bank of China Shenzhen Branch (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.26

Securities Purchase Agreement, dated as of December 30, 2010 by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001- 33821), as amended, filed with the Commission on June 27, 2011)

4.27

Shareholders Agreement, dated as of January 13, 2011 by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li, and VisionChina Media Inc. (incorporated by reference to

Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33821), as amended, filed with the Commission on June 27, 2011)

4.28

Registration Right Agreement, dated as of January 13, 2011 by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited, and Front Lead Investments Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33821), as amended, filed with the Commission on January 21, 2011)

8.1*	List of Subsidiaries

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

*                 Filed with this annual report

**          XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VISIONCHINA MEDIA INC.
	By	/s/ Limin Li
	Name:	Limin Li
	Title:	Chairman and Chief Executive Officer

Date: April 26, 2012

VISIONCHINA MEDIA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of VisionChina Media Inc.:

We have audited the accompanying consolidated balance sheets of VisionChina Media Inc. and subsidiaries and variable interest entities (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes of equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule in Schedule I at item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of VisionChina Media Inc. and subsidiaries and variable interest entities as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 26, 2012

VISIONCHINA MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. Dollars (“$”), except number of shares)

		December 31,
	Notes	2010	2011
ASSETS
Current Assets:
Cash and cash equivalents		$67,211,336	$80,309,629
Restricted cash		70,061,961	3,305,889
Accounts receivable, net of allowance for doubtful accounts of $1,241,874 and $4,427,016 as of December 31, 2010 and 2011, respectively	4	51,084,505	66,284,254
Amounts due from related parties	20(a)	3,177,665	2,444,076
Prepaid expenses and other current assets	5	32,031,943	34,278,153

Total current assets		$223,567,410	$186,622,001

Non-current Assets:
Fixed assets, net	6	$14,307,881	$13,637,752
Goodwill	7	134,570,979	141,406,456
Intangible assets, net	8	43,941,934	39,537,180
Investments under equity method	9	6,618,828	7,200,301
Other investments	10	2,750,876	3,020,677
Long-term prepayments and deposits	11	13,778,574	19,896,185
Restricted cash		302,489	1,101,963
Deferred tax assets	15	3,120,980	2,718,167

Total non-current assets		$219,392,541	$228,518,681

TOTAL ASSETS		$442,959,951	$415,140,682

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans (including short-term bank loans of the consolidated variable interest entities (“VIEs”) without recourse to VisionChina Media Inc. (the “Company”) of $60,497,898 and $20,465,028 as of December 31, 2010 and 2011, respectively)	12	$121,697,898	$20,465,028
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of $11,528,688 and $14,130,377 as of December 31, 2010 and 2011, respectively)		13,242,872	16,148,736
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of $1,703,287 and $1,336,814 as of December 31, 2010 and 2011, respectively)	20(b)	1,752,061	1,415,681
Consideration payable (including consideration payable of the consolidated VIEs without recourse to the Company of $2,425,532 and nil as of December 31, 2010 and 2011, respectively)	3	36,425,532	64,000,000
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $443,350 and $117,635 as of December 31, 2010 and 2011, respectively)		443,350	117,635
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $9,110,362 and $12,217,882 as of December 31, 2010, and 2011, respectively)	13	11,953,226	18,814,550

Total current liabilities		$185,514,939	$120,961,630

VISIONCHINA MEDIA INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in U.S. Dollars (“$”), except number of shares)

		December 31,
	Notes	2010	2011
Non-current Liabilities:
Consideration payable	3	$29,631,318	$—
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of $498,107 and $338,106 as of December 31, 2010, and 2011, respectively)	15	10,896,392	9,808,291
Other non-current liability		1,664,768	968,780

Total non-current liabilities		42,192,478	10,777,071

Total liabilities		$227,707,417	$131,738,701

Commitments and contingencies	18

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 84,894,888 and 101,313,015 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	14	$8,490	$10,131
Additional paid-in capital		273,934,960	341,963,008
Accumulated deficit		(81,225,923)	(93,729,215)
Accumulated other comprehensive income		22,067,477	34,940,445

Total VisionChina Media Inc. shareholders’ equity		$214,785,004	$283,184,369
Noncontrolling interest		467,530	217,612

Total equity		215,252,534	283,401,981

TOTAL LIABILITIES AND EQUITY		$442,959,951	$415,140,682

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars (“$”), except number of shares)

		Year ended December 31,
	Notes	2009	2010	2011
Revenues:
Third-parties:
Advertising service revenue		$120,686,086	$138,056,640	$179,415,668
Advertising equipment revenue		—	—	1,558,764

		120,686,086	138,056,640	180,974,432

Related-parties:
Advertising equipment revenue	20(c)	—	—	219,918

Total revenues		$120,686,086	$138,056,640	$181,194,350

Cost of revenues:
Third-parties:
Advertising service cost		61,104,381	121,000,454	127,057,954
Advertising equipment cost		—	—	1,339,536

		61,104,381	121,000,454	128,397,490

Related-parties:
Advertising equipment cost		—	—	154,491

Total cost of revenues		61,104,381	121,000,454	128,551,981

Gross profit		59,581,705	17,056,186	52,642,369

Operating expenses:
Selling and marketing expenses		24,620,897	28,315,592	44,916,460
General and administrative expenses		7,425,222	9,499,717	13,207,064
Impairment loss on intangible assets and goodwill	7 & 8	—	145,720,504	—
Contingent loss in connection with a litigation	18(c)	—	—	3,375,000
Other operating expense		—	—	2,140,655

Total operating expenses		32,046,119	183,535,813	63,639,179

Government grant		538,085	—	—
Share of (losses) profits from equity method investees		(998,606)	(109,989)	230,280
Dividend income from other investments	10	—	—	142,265
Gain on disposal of equity interest in a subsidiary	1	—	—	175,903

Operating profit (loss)		27,075,065	(166,589,616)	(10,448,362)
Interest income		1,860,017	2,082,605	1,711,117
Interest expense		(109,590)	(4,952,239)	(4,716,577)
Other (expenses) income		(1,278)	—	42,153

Net income (loss) before income taxes		28,824,214	(169,459,250)	(13,411,669)
Income tax (expenses) benefits	15	(2,348,254)	18,202,289	793,415

Net income (loss)		26,475,960	(151,256,961)	(12,618,254)
Net loss (income) attributable to noncontrolling interest		127,043	(81,261)	114,962

Net income (loss) attributable to VisionChina Media Inc. shareholders		$26,603,003	$(151,338,222)	$(12,503,292)

Net income (loss) per share:	2(t)
Basic		$0.37	$(1.83)	$(0.12)
Diluted		$0.37	$(1.83)	$(0.12)
Weighted average number of shares used in computation of net income (loss) per share:
Basic		71,686,900	82,739,234	102,047,414
Diluted		72,676,438	82,739,234	102,047,414

Share-based compensation expenses during the related periods included in:
Cost of revenues		$63,477	$100,711	$58,836
Selling and marketing expenses		3,698,329	432,632	447,767
General and administrative expenses		570,305	414,162	311,070

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CHANGES OF

EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amounts in U.S. Dollars (“$”), except number of shares)

	VisionChina Media Inc. shareholders							Comprehensive income (loss)
					Accumulated			Attributable to	Attributable
			Additional		other			VisionChina	to non-
	Common shares		paid-in	Accumulated	comprehensive	Noncontrolling		Media Inc.	controlling
	Number	Amount	capital	(deficit) profit	income	interest	Total	shareholders	interest	Total

Balance as of January 1, 2009	71,819,442	$7,182	$190,694,719	$43,509,296	$10,862,017	$561,401	$245,634,615
Shares repurchase	(658,980)	(66)	(3,582,449)	—	—	—	(3,582,515)
Exercise of share options	423,139	42	918,240	—	—	—	918,282
Restricted shares	557,083	56	(56)	—	—	—	—
Share-based compensation	—	—	4,332,111	—	—	—	4,332,111
Foreign currency translation adjustment	—	—	—	—	(362,739)	—	(362,739)	$(362,739)	$—	$(362,739)
Net income (loss)	—	—	—	26,603,003	—	(127,043)	26,475,960	26,603,003	(127,043)	26,475,960

Total comprehensive income (loss)								$26,240,264	$(127,043)	$26,113,221

Balance as of December 31, 2009	72,140,684	$7,214	$192,362,565	$70,112,299	$10,499,278	$434,358	$273,415,714
Shares issued for DMG Acquisition (as defined in Note 3)	8,476,013	848	67,566,538	—	—	—	67,567,386
Shares issued to certain subscribers (Note 14)	4,006,474	401	12,900,846	—	—	—	12,901,247
Noncontrolling interest acquired in DMG Acquisition	—	—	—	—	—	2,403	2,403
Exercise of share options	202,800	20	157,513	—	—	—	157,533
Restricted shares	68,917	7	(7)	—	—	—	—
Share-based compensation	—	—	947,505	—	—	—	947,505
Dividend paid to a noncontrolling shareholder	—	—	—	—	—	(50,492)	(50,492)
Foreign currency translation adjustment	—	—	—	—	11,568,199	—	11,568,199	$11,568,199	$—	$11,568,199
Net (loss) income	—	—	—	(151,338,222)	—	81,261	(151,256,961)	(151,338,222)	81,261	(151,256,961)

Total comprehensive (loss) income								$(139,770,023)	$81,261	$(139,688,762)

Balance as of December 31, 2010	84,894,888	8,490	273,934,960	(81,225,923)	22,067,477	467,530	215,252,534
Shares issued to certain subscribers (Note 14)	17,375,479	1,737	68,995,004	—	—	—	68,996,741
Shares repurchases	(1,062,450)	(106)	(1,877,459)	—	—	—	(1,877,565)
Exercise of share options	88,334	8	92,832	—	—	—	92,840
Restricted shares	16,764	2	(2)	—	—	—	—
Share-based compensation	—	—	817,673	—	—	—	817,673
Disposal of equity interest in a subsidiary	—	—	—	—	—	(134,956)	(134,956)
Foreign currency translation adjustment	—	—	—	—	12,872,968	—	12,872,968	$12,872,968	$—	$12,872,968
Net loss	—	—	—	(12,503,292)	—	(114,962)	(12,618,254)	(12,503,292)	(114,962)	(12,618,254)

Total comprehensive income (loss)								$369,676	$(114,962)	$254,714

Balance as of December 31, 2011	101,313,015	$10,131	$341,963,008	$(93,729,215)	$34,940,445	$217,612	$283,401,981

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars (“$”), except number of shares)

		For the year ended December 31,
	Notes	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)		$26,475,960	$(151,256,961)	$(12,618,254)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	4	627,169	585,502	3,067,349
Depreciation and amortization		5,150,952	16,410,245	10,875,940
Impairment loss on intangible assets and goodwill		—	145,720,504	—
Loss on disposal of fixed assets		30,005	61,056	3,162
Gain on disposal of equity interest in a subsidiary		—	—	(175,903)
Share of losses (profits) from equity method investees		998,606	109,989	(230,280)
Share-based compensation		4,332,111	947,505	817,673
Finance cost on consideration payable		—	664,246	368,682
Deferred tax		(183,138)	(18,008,959)	(956,260)
Changes in operating assets and liabilities:
Accounts receivable		620,661	(9,237,956)	(16,512,238)
Amounts due from related parties		891,092	1,307,017	505,073
Prepaid expenses and other current assets		(3,971,230)	(13,676,430)	(10,328,029)
Accounts payable		1,073,962	7,484,947	2,364,875
Accrued expenses and other current liabilities		1,552,425	(1,686,546)	5,791,432
Amounts due to related parties		(573,255)	811,541	(407,954)
Income tax payable		2,371,947	(2,446,445)	(182,326)

Net cash provided by (used in) operating activities		$39,397,267	$(22,210,745)	$(17,617,058)

CASH FLOWS FROM INVESTING ACTIVITIES:
Settlements of consideration payable	3	$(64,249,402)	$(68,509,178)	$(1,321,189)
Net cash inflow from acquisition of subsidiaries	3	—	3,840,983	—
Acquisitions of fixed assets		(1,408,117)	(3,435,173)	(2,300,424)
Acquisitions of intangible assets		(234,599)	(133,095)	—
Restricted cash		(64,368,455)	38,607,862	68,831,080
Deposits for acquisitions of subsidiaries	3	(40,000,000)	—	—
Investment in other investments		(389,048)	—	(157,423)
Net cash inflow from disposal of equity interest in a subsidiary		—	—	72,580

Net cash (used in) provided by investing activities		$(170,649,621)	$(29,628,601)	$65,124,624

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans		$41,531,294	$78,181,484	$20,465,028
Repayment of bank loans		—	(42,849,029)	(123,812,507)
Proceeds from issuance of common shares		—	12,901,247	68,996,741
Proceeds from exercise of share options		918,282	157,533	92,840
Share repurchases		(5,037,171)	—	(1,877,565)
Payments of direct offering expenses		(278,902)	—	—
Dividend paid to a noncontrolling shareholder		—	(50,492)	—

Net cash provided by (used in) financing activities		$37,133,503	$48,340,743	$(36,135,463)

Effect of changes in exchange rate		(295,348)	1,875,852	1,726,190

Net (decrease) increase in cash and cash equivalents		$(94,414,199)	$(1,622,751)	$13,098,293

Cash and cash equivalents at the beginning of the year		163,248,286	68,834,087	67,211,336

Cash and cash equivalents at the end of the year		$68,834,087	$67,211,336	$80,309,629

Supplemental disclosure of cash flow information:
Income taxes paid		$159,445	$2,253,115	$329,907
Interest paid		—	4,397,583	4,347,895

Non-cash investing and financing activities:
Shares issued as part of consideration for acquisition of subsidiaries (Note 3)		$—	$67,567,386	$—

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

VisionChina Media Inc.  (the “Company”) was incorporated under the laws of the Cayman Islands on January 27, 2006.  The Company, its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Group”) sell advertising time on its out-of-home digital television networks in the People’s Republic of China (the “PRC”).  The Group’s principal geographic market is in the PRC.

The Company holds its interest in the operating subsidiaries and investees through a holding company, China Digital Technology Consulting Co., Ltd.  (“CDTC”), which is a wholly owned company established in the PRC on March 9, 2006.  The Company does not conduct any substantive operations of its own, but conducts its primary business operations through CDTC’s VIE, VisionChina Media Group Limited (“VisionChina Media Group”) and VisionChina Media Group’s subsidiaries and investees.  VisionChina Media Group was established under the laws of the PRC on April 8, 2005.

In January 2010, pursuant to an agreement entered into between the Company and Digital Media Group Company Limited (“DMG”), the Company acquired a 100% equity interest in DMG, which sells advertising time on its out-of-home digital television networks in the PRC’s subway.

DMG was incorporated under the laws of the British Virgin Islands on May 13, 2003.  DMG, its subsidiaries and VIE sell advertising time on its out-of-home digital television networks in the PRC and provide passenger information and direction system (“PIDS”) in the PRC.  DMG does not conduct any substantive operations of its own, but conducts its primary business through its wholly-owned subsidiaries, DMG (HK) Co., Limited (“DMG HK”), Beijing Eastlong Technology Development Co., Ltd.  (“Eastlong Technology”), Eastlong Technology’s VIE, Beijing Eastlong Advertising Co., Ltd.  (“Eastlong Advertising”), and Eastlong Advertising’s subsidiaries and equity investees.

The VIEs contractual arrangements

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

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

Proxy Letter

Mr. Limin Li and Ms. Yanqing Liang, direct equity holders of VisionChina Media Group, signed certain proxy letters on February 15, 2007, pursuant to which Mr. Limin Li and Ms. Yanqing Liang have granted an employee of CDTC, who is a PRC citizen, the right to exercise all their voting rights as equity holders of VisionChina Media Group as provided under its articles of association, to vote on their behalf on all matters, including the right to appoint and elect board members and senior management members of VisionChina Media Group.  Such grant must be approved by CDTC and the grantee must be an employee of CDTC.  If the grantee ceases to be an employee of CDTC, then the grantors will revoke the proxy and grant a similar proxy to a then-current employee of CDTC designated by CDTC.  The proxy letters will remain effective until February 15, 2032.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that provide the Company with effective control over VisionChina Media Group and Eastlong Advertising: - continued

Option Agreements - continued

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

The above contractual arrangements allow the Group to have (1) the power to direct the activities of VisionChina Media Group, Eastlong Advertising and their subsidiaries that most significantly affect their economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from VisionChina Media Group, Eastlong Advertising and their subsidiaries.  Accordingly, the Group treats VisionChina Media Group and Eastlong Advertising as VIEs.  Because the Group is the primary beneficiary of VisionChina Media Group and Eastlong Advertising, the Group has effectively control on and consolidated the financial results of VisionChina Media Group and Eastlong Advertising and their subsidiaries.

Risks in relation to the VIEs structure

The Group believes that the VIEs arrangements are in compliance with PRC law and are legally enforceable. The equity holders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Company has two VIEs, VisionChina Media Group and Eastlong Advertising, which it has consolidated under the authoritative literature because it is the primary beneficiary of these VIEs.  Since the Company, through its subsidiaries, has (1) the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and (2) the right to receive benefits from the VIE, the Company has continued to consolidate the VIEs upon the adoption of the new guidance, which, other than for additional disclosures, has no accounting impact on the Company’s consolidated financial statements.

The financial information of the Company’s VIEs and VIEs’ subsidiaries as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 is as follows:

	December 31,
	2010	2011

Total assets	$414,749,161	$438,643,462
Total liabilities	464,874,596	492,507,843

	Year ended December 31,
	2009	2010	2011

Total revenues	$120,747,711	$138,056,640	$199,622,163
Net income (loss)	33,145,938	(110,259,691)	(2,762,658)
Net cash provided by operating activities	41,206,699	1,760,983	57,162,780
Net cash used in investing activities	(92,614,579)	(55,717,423)	(1,664,123)
Net cash used in financing activities	(16,810,699)	(58,334,979)	(44,693,807)

The Group’s consolidated assets do not include any collateral for VisionChina Media Group’s and Eastlong Advertising’s obligations.

Other than the guarantee issued to secure a credit facility by CDTC (see Note 12), there was no pledge or collateral of the assets either in VisionChina Media Group or Eastlong Advertising.  Creditors of VisionChina Media Group have no recourse to the general credit of CDTC or the Company, which is the primary beneficiary of VisionChina Media Group.  Creditors of Eastlong Advertising have no recourse to the general credit of Eastlong Technology or the Company, which is primary beneficiary of Eastlong Advertising.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2011, subsidiaries and variable interest entities include the following entities:

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of the Company
CDTC	N/A	March 9, 2006	PRC	100%
Aim Sky International Limited (“Aim”)	April 1, 2008	January 1, 2008	British Virgin	100%
			Islands (“BVI”)
Win Prosper Development Limited	N/A	April 23, 2008	Hong Kong (“HK”)	100%
Century Port Limited (“Century”)	May 1, 2008	March 20, 2008	BVI	100%
Golden Carriage International Limited (“Golden”)	May 1, 2008	December 13, 2007	BVI	100%
Goldwhite Limited (“Goldwhite”)	May 1, 2008	March 21, 2008	BVI	100%
Peak Win Limited (“Peak”)	May 1, 2008	March 19, 2008	BVI	100%
Ahead Smart Holdings Limited (“Ahead”)	August 4, 2008	June 18, 2008	BVI	100%
Vision Best Limited	N/A	September 23, 2009	BVI	100%
Whole Genius Limited	N/A	May 16, 2008	HK	100%
DMG	January 2, 2010	May 15, 2003	BVI	100%
DMG HK	January 2, 2010	October 10, 2003	HK	100%
Eastlong Technology	January 2, 2010	December 10, 2001	PRC	100%
Shenzhen Huachangshi Digital Technology Co., Ltd. (“Huachangshi”)	N/A	November 27, 2008	PRC	100%
Shenzhen Huadingshi Digital Technology Co., Ltd.	N/A	December 20, 2010	PRC	100%
Dienzhi Advertising (Shanghai) Co., Ltd	January 2, 2010	March 19, 2009	PRC	100%

VIE of CDTC
VisionChina Media Group	N/A	April 8, 2005	PRC	note (a)

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of VisionChina Media Group
Shenzhen HDTV Industry Investment Co., Ltd. (“Shenzhen HDTV”)	February 17, 2006	June 16, 2004	PRC	100%
Beijing Beiguang Media Mobile Television Advertising Co., Ltd.	N/A	December 18, 2006	PRC	100%
Beijing Huaguangshi Co., Ltd.	N/A	April 22, 2009	PRC	100%
Beijing Hua Jingshi Media Advertising Co., Ltd.	N/A	July 26, 2007	PRC	100%
Beijing Hua Meishi Advertising Co., Ltd.	N/A	May 25, 2007	PRC	100%
Luzhou Huashi Digital Technology Co., Ltd. (“Luzhou Huashi”)	N/A	November 21, 2009	PRC	100%
Nanjing Hua Dingshi Communication Technology Co., Ltd.	N/A	July 16, 2007	PRC	100%
Shenzhen Hua Meishi Advertising Co., Ltd.	N/A	June 29, 2007	PRC	100%
Shenzhen Huashixin Culture Media Co., Ltd.	N/A	September 3, 2007	PRC	100%
Nanjing Media Culture Co., Ltd.	N/A	March 28, 2007	PRC	100%
Guangzhou Jiaojian Multimedia Information Technology Co., Ltd.	N/A	October 8, 2007	PRC	50%
Shanghai Junshi Advertising Co., Ltd.	N/A	June 11, 2008	PRC	100%
Xian Qujiang Huachangshi Digital Mobile Television Co., Ltd. (“Xian Huachangshi”)	N/A	November 12, 2009	PRC	100%
Jiangxi Huashi Media Advertising Co., Ltd. (“Jiangxi Huashi”)	N/A	June 17,2011	PRC	100%

VIE of Eastlong Technology
Eastlong Advertising	January 2, 2010	March 30, 2004	PRC	note (b)

Subsidiaries of Eastlong Advertising
Nanjing Metro Operation Information Service Co., Ltd.	January 2, 2010	September 13, 2006	PRC	100%
Shenzhen Metro Operation Information Service Co., Ltd. (“DMG Shenzhen”)	January 2, 2010	August 10, 2005	PRC	100%
Tianjin Metro Operation Information Service Co., Ltd.	January 2, 2010	September 22, 2005	PRC	100%
Dienzhi Advertising (Beijing) Co., Ltd.	January 2, 2010	June 17, 2009	PRC	100%

Notes:

(a)                                  Through a series of contractual arrangements, VisionChina Media Group became a VIE of CDTC.

(b)                                 Through a series of contractual arrangements, Eastlong Advertising became a VIE of Eastlong Technology.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2011, the Group’s equity method investees include the following entities:

	Date of	Date of	Place of	Percentage of
Investee companies	acquisition	establishment	establishment	ownership

Chengdu Mobile Digital Television Company Limited (“Chengdu Mobile”)	N/A	April 29, 2005	PRC	49%
Chongqing Light Rail Information Services Co., Ltd. (“DMG Chongqing”)	January 2, 2011	December 30, 2004	PRC	46.75%
Haerbin China Mobile Television Company limited (“Haerbin Mobile”)	N/A	November 10, 2005	PRC	49%
Jilin Mobile Television Company Limited (“Jilin Mobile”)	N/A	November 8, 2005	PRC	49%
Dalian Mobile Digital Television Company Limited (“Dalian Mobile”)	N/A	February 20, 2006	PRC	49%
Henan China Digital Mobile Television Company Limited (“Henan Mobile”)	N/A	July 4, 2006	PRC	49%
Hubei China Digital Television Company Limited (“Hubei Mobile”)	N/A	July 26, 2006	PRC	49%
Suzhou China Digital Mobile Television Company Limited (“Suzhou Mobile”)	N/A	February 17, 2007	PRC	49%
Changzhou China Digital Mobile Television Company Limited (“Changzhou Mobile”)	N/A	March 19, 2007	PRC	49%
Ningbo China Digital Mobile Television Company Limited (“Ningbo Mobile”)	N/A	April 5, 2007	PRC	49%
Zhongguanguoji Metro TV (Beijing) Co., Ltd. (“Zhongguanguoji”)	January 2, 2010	December 22, 2005	PRC	49%

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In January 2011, the Company disposed of 15.00% equity interest in the DMG Chongqing with a net asset value of $365,373 to a third party noncontrolling shareholder at a consideration of $230,709 with a gain of $ 175,903. Upon such disposal, the equity interest of the Company in DMG Chongqing decreased from 61.75% to 46.75%, and the Company’s voting power in board meetings of DMG Chongqing decreased from 60% to 40% while pursuant to the articles of association of DMG Chongqing, 50% or above of votes was required to pass a board resolution. Therefore, the Company deconsolidated DMG Chongqing upon such disposal, and accounted for it as an equity method investee because the Company can exercise significant influence over DMG Chongqing. The directors of the Company considered that the operation of the DMG Chongqing is not significant to the Group.

Summary balance sheet information of DMG Chongqing as of the disposal date is as follows:

Cash and cash equivalents	$158,129
Other assets	538,607
Total liabilities	(331,363)

Total identifiable net assets	$365,373

Net cash inflow arising from disposal of equity interest of DMG Chongqing in 2011:
Consideration received	$230,709
Cash and cash equivalents disposed	(158,129)

$72,580

Apart from Zhongguanguoji and DMG Chongqing, the Group’s equity method investees have been separately formed with ten separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC.  VisionChina Media Group contributed cash and another investor contributed advertising broadcasting rights to the equity method investees for 49% and 51% equity interests, respectively.

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

(c)                                  Noncontrolling interest

Noncontrolling interest have been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented.

(d)                                 Significant risks and uncertainties

The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and trends in new technologies or industry standards; competition; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC related factors such as PRC tax rules and etc.; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks related to VIEs structure as detailed in note 1; and general risks associated with the advertising industry.

The Company is currently involved in litigation with the selling shareholders and former management of DMG as detailed in Note 18(c). There can be no assurance that the Company will be successful in defending against any claims in the future. The damages, costs, expenses and attorneys’ fees arising from any future claims against the Company could have an adverse effect on the Group’s business, results of operations, financial condition and prospects. In addition, the Group’s reputation may be negatively affected by these or any future allegations.

(e)                                  Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)                                    Restricted cash

Restricted cash represents the amount of cash pledged as securities for outstanding bank loans to financial institutions and the bank deposits placed in escrow accounts as the performance security for certain concession agreements and PIDS agreements which are restricted from withdrawal.  Restricted cash pledged as securities for outstanding short-term bank loans to financial institutions is classified as current asset. Restricted cash related to bank deposits in escrow accounts as the performance security for certain concession agreements and PIDS agreements are classified as current or non-current assets depending on whether or not such agreements are expected to be completed within one year.

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

(h)                                 Intangible assets, net

Intangible assets, which consist of concession contracts, customer base, non-compete agreements, technology, trademark and patents are carried at cost less accumulated amortization.  Amortization is calculated using the straight-line method over their respective expected useful lives as follows:

Estimated useful life
Customer base	5 years
Non-compete agreements	10 years
Trademark	10 years
Patents	10 years
Concession contracts	9 years
Technology	9 years

(i)                                    Fixed assets, net

Fixed assets are carried at cost less accumulated depreciation and amortization.  Assembly in progress is not depreciated until it is ready for its intended use.

Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives, after taking into account the residual values:

Estimated useful life
Media display equipment	5 years
Computers and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease terms or the estimated useful lives of the assets

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

(l)                                    Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. The Group recorded an impairment charge of $49,193,681 against intangible assets in the consolidated statements of operations during the year ended December 31, 2010 as detailed in Note 8. No impairment charge was recognized for long-lived assets during the years ended December 31, 2009 and 2011.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)                              Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination.  Goodwill is not amortized but rather tested for impairment at least annually.  The Company tests goodwill for impairment in December of each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Impairment testing for goodwill is done at the reporting unit level.  A reporting unit is an operating segment or one level below an operating segment (also known as a component).

An impairment charge against goodwill of $96,526,823 was recorded in the consolidated statements of operations during the year ended December 31, 2010 as detailed in Note 7.  No impairment charge is recognized against goodwill during the years ended December 31, 2009 and 2011.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

(o)                                 Contingencies

The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  In determining whether a loss should be accrued the Company evaluates, among other factors, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)                                 Revenue recognition

(1)                                  Time-based advertising services

For time-based advertising services, the Group recognizes revenues as the advertisements are aired over the contractual term based on the schedules agreed with the customers. Payments received in advance of services provided are recorded as customer deposits.

Revenue is deferred until persuasive evidence of an arrangement exists, delivery has occurred provided that there are no significant post-delivery obligations to the customers, the sales price is fixed or determinable, and collection is reasonably assured.

(2)                                  Barter transactions

The Group engages in barter transactions which are generally recorded at fair value.  The revenues contributed by barter transactions accounted for 1%, 1% and 6% of the Group’s total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

(3)                                  Sales of advertising equipment

Sales of advertising equipment comprises sales of media display equipment and PIDS.

Revenues from sales of media display equipment, which are from related parties, are recognized upon delivery, at which time all of the following four criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the productions and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable, and (iv) collection of the resulting receivable is reasonable assured.

The Group entered into certain arrangements for sales of PIDS where it is obligated to deliver multiple products and/or services (multiple elements), including, the equipment necessary for the operation of PIDS, free post-delivery support and training.  The Group is unable to establish vendor-specific objective evidence or third party evidence of fair value for any of the elements in the arrangement because they are not sold separately, nor is the Group able to establish the estimated selling prices for each components in the arrangements for sales of PIDS.  Recognition of revenue from the sales of PIDS is deferred until the earlier of the point at which such sufficient vendor-specific objective evidence does exist or all elements of the arrangement have been delivered.

Advertising equipment revenues are recorded net of value-added tax incurred, which amounted to nil, nil and $1,778,682 for the years ended December 31, 2009, 2010 and 2011, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)                                 Cost of revenues

Cost of revenues comprises advertising service cost and advertising equipment cost.

Advertising service cost consists primarily of media costs payable under concession contracts, depreciation, amortization of concession contracts and patent, business taxes and surcharges and other operating costs.  Media costs are expensed as incurred.

The amount of business taxes and surcharges included in advertising services cost totalling $6,750,536, $3,242,640 and $7,334,947 for the years ended December 31, 2009, 2010 and 2011, respectively.

Advertising equipment represents the cost incurred for sales of media display equipment and PIDS, including purchase cost of digital television displays and equipment necessary for the operation of PIDS, and post-delivery training and supporting cost for PIDS.  Cost of sales of PIDS is deferred until the corresponding revenue is recognized in the consolidated statements of operations.

(r)                                   Operating leases

Leases in which substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(s)                                   Foreign currency translation

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

The financial records of the Company’s subsidiaries and VIEs are maintained in their respective local currencies, the Renminbi (“RMB”) or Hong Kong Dollar (“HKD”), which are also their respective functional currencies.  Assets and liabilities are translated at the exchange rates at the balance sheet date; equity accounts are translated at historical exchange rates; revenues, expenses and gains and losses are translated using the average rates for the period.  Translation adjustments are reported as foreign currency translation adjustments and are recorded within accumulated other comprehensive income in the consolidated statements of changes of equity and comprehensive income (loss).

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)                                    Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to VisionChina Media Inc. shareholders by the weighted average number of common shares outstanding during the year.  Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.  The Company’s dilutive securities consist of outstanding share options and restricted shares.  Certain common share equivalents (e.g. share options and restricted shares) are excluded from calculation of diluted income (loss) per share as their effect is antidilutive.  The Company had 2,399,658, 1,771,824 and 1,555,353 outstanding share options as of December 31, 2009, 2010 and 2011, respectively.  As of December 31, 2009, 2010 and 2011, the Company had 90,723, 243,889 and 308,025 outstanding restricted shares, respectively.

The following table sets forth the computation of basic and diluted net income (loss) per share.

	Year ended December 31,
	2009	2010	2011
Numerator:
Net income (loss) attributable to VisionChina Media Inc. shareholders	$26,603,003	$(151,338,222)	$(12,503,292)

Denominator:
Weighted average number of shares outstanding-basic	71,686,900	82,739,234	102,047,412

Effect of dilutive securities:
Share options and restricted shares	989,538	—	—

Weighted average number of shares outstanding-diluted	72,676,438	82,739,234	102,047,412

Basic net income (loss) per share	$0.37	$(1.83)	$(0.12)
Diluted net income (loss) per share	0.37	(1.83)	(0.12)

The above computations of diluted weighted-average number of shares outstanding exclude the effect of potential conversion of shares options and restricted shares into 1,500,843, 2,015,713, and 1,863,378 common shares for the years ended December 31, 2009, 2010, and 2011, respectively, as this would have an antidilutive effect on income (loss) per share.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)                                 Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, and operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse.  The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized.  The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax (expenses) benefits.

(v)                                  Share-based compensation

Share-based payments to employees are measured based on the fair values of share options and restricted shares on the respective grant dates and recognized as compensation expenses over the requisite service periods with a corresponding credit to additional paid-in capital.  For share options and restricted shares granted with performance condition that do not affect the exercise price or factors other than vesting or exercisability, compensation expenses are accrued if it is probable that the performance condition will be achieved, and compensation expenses are not accrued if it is not probable that the performance condition will be achieved.

Share options and restricted shares granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods is received.

The Group uses the Black-Scholes option pricing model to measure the value of share options granted to non-employees and employees at each measurement date.

(w)                               Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners.  Comprehensive income (loss) is reported in the consolidated statements of changes of equity and comprehensive income (loss).  Comprehensive income (loss) of the Group represents the foreign currency translation adjustments and net income (loss) for the year.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)                                 Use of estimates

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

(y)                                  Government grants

Government grants represent cash subsidies received from the PRC government by the operating subsidiaries or VIEs of the Company. Government grants are recognized after the grants have been received and all of the conditions specified in the grants have been met, and are classified as operating or non-operating profit based on the nature of the government grants.

In 2009, the Company received government incentive of $538,085 from the local government for its local business operations.  This incentive has been classified as operating profit because it was related to the Company’s business operations.

(z)                                   Advertising costs

Advertising costs are expensed as incurred.  Advertising costs amounted to $854,224, $3,519,708 and $13,038,126 for years ended December 31, 2009, 2010 and 2011, respectively, and were included in selling and marketing expenses.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)                          Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable.  As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents and restricted cash were managed by financial institutions with high credit ratings and quality.  Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC.  The risk with respect to accounts receivable is mitigated by credit evaluations performed on the customers and ongoing monitoring of outstanding balances.  The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  The allowance for doubtful accounts is based on a review of aging data and specifically identified accounts.  Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  There is no individual customer with balances over 10% of the accounts receivable as of December 31, 2010 and 2011.

Current vulnerability due to certain other concentrations

Substantially all of the Group’s businesses are transacted in RMB. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving the RMB must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China.  Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with supplier invoices, shipping documents and signed contracts.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)                          Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

A fair value hierarchy is established that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  Three levels of inputs are established that may be used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are as follows:

•                                          Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•                                          Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•                                          Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2010 and 2011.  Other than the impaired goodwill and intangible assets (see Note 7 and Note 8), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis.  The estimated fair value of the impaired goodwill and intangible assets at the time of impairment tests was estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)                          Fair value of financial instruments - continued

The carrying amounts of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other current assets, short-term bank loans, accounts payable, amounts due to related parties, consideration payable and other current liabilities approximate their fair values due to the short term nature of these instruments.

The fair values of investments under the equity method of accounting and other investments accounted for under the cost method of accounting cannot be reasonably estimated without incurring excessive cost.

(ac)                           Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs (“ASU 2011-04”).  ASU 2011-04 amends FASB Accounting Standard Codification (“ASC”) 820, Fair Value Measurements, (“FASB ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between US GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements.  ASU 2011-04 will be effective for the Company’s fiscal year beginning January 1, 2012.  The adoption of ASU 2011-04 is not expected to have a material effect on the Company’s consolidated financial statements, but may require certain additional disclosures.

In September 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, (“ASU 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity.  The amendments in this standard require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The amendments in this standard do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes.  The amendments in ASU 2011-05 are effective for annual periods beginning January 1, 2012 and are to be applied retrospectively.  However, in December 2011 this ASU was amended by ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”), which defers the requirement to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. The amendments in these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The adoption of the provisions of ASU 2011-05 and ASU 2011-12 is not expected to have a material impact on the Company’s consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ac)                           Recently issued accounting standards - continued

In September 2011, the FASB issued ASU 2011-08, Intangibles — Goodwill and Other An amendment to FASB ASC 350, Intangibles - Goodwill and Other (“ASU 2011-08”), which simplifies how entities test goodwill for impairment.  Previous guidance under FASB ASC 350 required an entity to test goodwill for impairment using a two-step process on at least an annual basis.  First, the fair value of a reporting unit is calculated and compared to its carrying amount, including goodwill.  Second, if the fair value of a reporting unit was less than its carrying amount, the amount of impairment loss, if any, is required to be measured.  Under the amendments in ASU 2011-08, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test is unnecessary.  If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under FASB ASC 350.  The amendments are effective for the Company for annual and interim goodwill impairment tests performed for fiscal years beginning January 1, 2012, and early adoption is permitted.  The Company is planning to adopt this standard in 2012.  The adoption of the amendments to FASB ASC 350 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-09, Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80), Disclosures about an Employer’s Participation in a Multiemployer Plan (“ASU 2011-09”). ASU 2011-09 requires an employer that participates in multiemployer pension plans, to provide additional quantitative and qualitative disclosures in order to provide users with more detailed information about the employer’s involvement in multiemployer pension plans. In addition, it includes changes in the disclosures required for multiemployer plans that provide postretirement benefits other than pensions. ASU 2011-09 is effective for the Company’s fiscal year ending after December 15, 2011. The adoption of the amendments to ASU 2011-09 is not expected to have a material impact on the Company’s consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.                                      ACQUISITIONS

Acquisitions in 2008

Between April 1, 2008 and August 4, 2008, the Group acquired a 100% equity interest in the following entities: Peak, Aim, Golden, Goldwhite, Ahead and Century.  These six entities are investing holding companies which own six different advertising agency businesses and were acquired by the Group separately from six unrelated entities.  The purpose of the acquisitions was to leverage the blue-chip customer base of the advertising planning companies and integrate their strong sales teams into the Group’s sales network to increase value for shareholders.  The purchase price was comprised entirely of contingent consideration based on multiples ranging from 1.0 to 2.3 on the Earnings (as defined below) of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010, contingent upon the collection of the relevant revenues of respective acquired businesses (the “Earn-out Consideration”).  The Earnings represent advertising service revenues generated by the acquired business as deducted by the relevant operating costs and expenses (including media costs, business taxes and surcharges, sales and marketing expenses, general and administrative expenses, allowance for doubtful accounts) incurred by the corresponding acquired business (“Earnings”).  The Earn-out Consideration was assessed quarterly and to be settled on demand.  Pursuant to the terms of the acquisition agreements, the Group paid initial deposits of $16,689,988 in the year ended December 31, 2008.  These initial deposits were used to offset a portion of the additional consideration payable at the end of the Earn-out Consideration period, in June 2011.

Earn-out Consideration was accounted for as the purchase price of the acquired businesses when the contingency as stipulated in the acquisition agreements are resolved, that is when the relevant revenues of the respective acquired businesses for the years ended December 31, 2008, 2009 and 2010 are collected, by recording additional goodwill with a corresponding credit to consideration payable.

The following tables summarize the methodology for calculations of Earn-out Consideration of the respective acquired businesses upon the relevant revenue are collected:

Acquired	Methodology for calculation of Earn-out Consideration
businesses	as set out in the acquisition agreements

Peak	Multiple of 2.23, 1.9 and 1.0 on the first RMB 40 million of, further RMB 75 million of and remaining Earnings of Peak, respectively, for year ended December 31, 2008.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.                                      ACQUISITIONS - continued

Acquisitions in 2008 - continued

Acquired	Methodology for calculation of Earn-out Consideration
businesses	as set out in the acquisition agreements

Aim	Multiple of 2.3, 1.9 and 1.0 on the first RMB 5 million of, further RMB 46.9 million of and remaining Earnings of Aim, respectively, for year ended December 31, 2008.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.                                      ACQUISITIONS - continued

Acquisitions in 2008 - continued

Acquired	Methodology for calculation of Earn-out Consideration
businesses	as set out in the acquisition agreements

Ahead	Multiple of 2.09, 1.9 and 1.0 on the first RMB 13 million of, further RMB 42.25 million of and remaining Earnings of Ahead, respectively, for year ended December 31, 2008.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.                                      ACQUISITIONS - continued

Acquisitions in 2008 - continued

The following table summarizes the movements of the Earn-out Consideration payables:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total

At January 1, 2009	$14,077,134	$3,486,233	$4,037,393	$4,808,952	$4,933,377	$2,167,694	$33,510,783
Additional Earn-out Consideration for 2008	8,417,929	9,196,334	4,938,926	4,556,237	7,258,033	1,559,759	35,927,218
Earn-out Consideration for 2009	25,823,672	4,881,252	5,154,755	4,792,551	6,917,422	4,445,735	52,015,387
Less: Cash settlements in 2009	(20,280,617)	(12,268,699)	(8,495,113)	(8,065,394)	(11,840,634)	(3,298,945)	(64,249,402)

At December 31, 2009	$28,038,118	$5,295,120	$5,635,961	$6,092,346	$7,268,198	$4,874,243	$57,203,986
Additional Earn-out Consideration for 2009	—	6,405,393	2,577,464	6,330,350	5,890,039	650,285	21,853,531
Earn-out Consideration for 2010	2,309,706	983,706	495,138	1,337,715	638,150	463,174	6,227,589
Less: Cash settlements in 2010	(23,776,583)	(10,921,164)	(7,281,461)	(9,904,807)	(11,930,914)	(4,694,249)	(68,509,178)
Offset by prepayment	(6,571,241)	(1,225,057)	(1,427,102)	(3,855,604)	—	(1,271,392)	(14,350,396)

At December 31, 2010	$—	$537,998	$—	$—	$1,865,473	$22,061	$2,425,532
Additional Earn-out Consideration for 2010	—	—	—	—	1,338,072	—	1,338,072
Less: Cash settlements in 2011	—	(537,998)	—	—	(761,130)	(22,061)	(1,321,189)
Offset by prepayment	—	—	—	—	(2,442,415)	—	(2,442,415)

At December 31, 2011	$—	$—	$—	$—	$—	$—	$—

Recorded in the balance sheet
As of December 31, 2011 as:
- Current	$—	$—	$—	$—	$—	$—	$—
- Non-current	—	—	—	—	—	—	—

As of December 31, 2010 as:
- Current	$—	$537,998	$—	$—	$1,865,473	$22,061	$2,425,532
- Non-current	—	—	—	—	—	—	—

The Company settled Earn-out Consideration of $64.2 million in 2009, and the current portion of Earn-out Consideration payable as of December 31, 2009 of $47.9 million was paid in 2010.  The non-current portion of Earn-out Consideration payable of $9.3 million as of December 31, 2009 was previously expected to be offset against the deposit for the respective acquisitions at the end of the Earn-out Consideration period, which is by end of June 2011.  Because the revenues for the Earn-out Consideration in four of the acquired advertising agency businesses were fully collected by end of December 31, 2010, the majority of the non-current Earn-out Consideration payable as of December 31, 2009 was offset against the deposits for the acquisitions in 2010.  The Earn-out Consideration payable of $2,425,532 as of December 31, 2010 was settled in 2011.

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

The Earn-out Consideration payable is fully settled during the year ended December 31, 2011.  Such Earn-out Consideration arrangement was completed as of December 31, 2011 and no additional Earn-out Consideration will be paid.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.                                      ACQUISITIONS - continued

Acquisition in 2010

On October 15, 2009, the Company entered into an agreement with DMG to acquire a 100% equity interest in DMG (the “DMG Acquisition”).  Prior to the acquisition, DMG through its subsidiaries and VIE, was principally engaged in selling advertising time on its out-of-home digital television networks in subway platforms in the PRC and HK.  The purpose of this acquisition is to eliminate the competition with DMG and increase the Group’s market share in selling advertisement time on mobile digital television networks in the PRC.  The acquisition was completed in January 2010.  The total fair value of consideration on the acquisition date of $166,534,458 is payable by means of cash and/or the Company’s common shares to the selling shareholders of DMG in three instalments over two years, including an initial instalment of $100,000,000 payable at the closing of the transaction.  The initial instalment of consideration consists of payment of $40,000,000 in cash (the “ First Cash Instalment”) and the delivery of 8,476,013 common shares of the Company.  The agreement specifies that the two subsequent instalments of $30,000,000 each, in which $20,000,000 will be payable in cash and $10,000,000 will be payable, at the election of the selling shareholders of DMG, either in cash or in common shares of the Company, is to be due on the first and second anniversaries of the closing of the transaction, which is on January 2, 2011 and 2012, respectively.  The 8,476,013 common shares issuable to the selling shareholders of DMG under the initial instalment are subject to a one-year lock-up period.  For the $10,000,000 payable in cash or in common shares of the Company in each of the two subsequent instalments, if the selling shareholders of DMG elected to receive common shares, the agreement specifies that these common shares are to be subject to a lock-up period of 3 months from the date of issuance.  The transaction cost in relation to the DMG Acquisition was approximated to $472,000 which is included in general and administrative expense for the year ended December 31, 2010.

Pursuant to the agreement, the Group placed $40,000,000 in the designated escrow account in 2009, $36,000,000 of which was subsequently released as payment for the First Cash Instalment during the year ended December 31, 2010.  The remaining deposit of $4,000,000 is expected to be released to the selling shareholders of DMG by the escrow agent when the litigation with the selling shareholders and former management of DMG as set out in Note 18(c) is completed, and is recorded in the consolidated balance sheet within prepaid expenses and other current assets (see Note 5) as of December 31, 2010 and 2011.  Upon release, the remaining deposit will be offset against the current portion of consideration payable relating to the first instalment of consideration.  The Company issued 8,476,013 new common shares in 2010 for the DMG Acquisition, 7,628,412 common shares of which have been released to the selling shareholders of DMG in 2010, while the remaining 847,601 common shares have not been released to the selling shareholders of DMG as of December 31, 2011.

The second and third instalments of consideration with total amount of $60,000,000 and the remaining deposit of $4,000,000 for the DMG Acquisition are recorded within current portion of consideration payable on the consolidated balance sheet as of December 31, 2011.

The Company accounted for this business combination using the acquisition method of accounting.  The following table summarizes the consideration paid for the DMG Acquisition and the amounts of the assets acquired and liabilities assumed recognized based on their fair values as of the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in DMG.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.                                      ACQUISITIONS - continued

Acquisition in 2010 - continued

	As of	Amortization
	Acquisition date	period
Consideration
Cash (note a)	$79,311,438
Equity instruments (8,476,013 common shares of the Company) (note b)	67,567,386
Cash / Equity instruments (note c)	19,655,634

Fair value of total consideration transferred	$166,534,458

Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Concession contracts	$90,653,467	9 years
- Technology	336,838	9 years
- Non-compete agreements	161,097	10 years
Cash and cash equivalents	3,840,983
Restricted cash	42,409,500
Fixed assets	6,795,102
Trade and other receivables and other assets	9,175,868
Short-term bank borrowings	(42,898,604)
Trade and other payables and other current liabilities	(10,631,163)
Deferred tax liabilities - non-current	(22,787,850)

Total identifiable net assets	$77,055,238
Noncontrolling interest	(2,403)
Goodwill	$89,481,623
	$166,534,458

Cash flows arising on acquisition in 2010:
Cash and cash equivalents acquired	3,840,983

Notes:

(a)                                  This amount represents the cash deposit of $40,000,000 paid in 2009 and fair value of the portion of consideration payable to be settled in cash totalling $40,000,000 due in 2010 and 2011 in two subsequent instalments of $20,000,000 each.  As of January 4, 2012, the overdue consideration payable of $40,000,000 remains unpaid as a result of the litigation with the selling shareholders and former management of DMG as set out in Note 18(c).

(b)                                 The Company issued 8,476,013 common shares in 2010 for the DMG Acquisition, 7,628,412 common shares of which have been released to the selling shareholders of DMG in 2010, while the remaining 847,601 common shares have not been released to the selling shareholders of DMG as of December 31, 2010 and 2011.

(c)                                  This amount represents fair value of the portion of consideration payable totalling $20,000,000, which pursuant to the agreement will be settled, at the election of the selling shareholders of DMG, either in cash or in common shares of the Company, in 2010 and 2011.  As of December 31, 2011, the overdue consideration payable of $20,000,000 remains unpaid as a result of the litigation with the selling shareholders and former management of DMG as set out in Note 18(c).

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.                                      ACQUISITIONS - continued

Acquisition in 2010 - continued

The fair values of intangible assets were derived from a valuation report prepared with the assistance of an unrelated valuation expert. The weighted-average amortization period of acquired intangible assets is 9 years.

The fair value of the 8,476,013 common shares issued as part of the consideration paid for DMG Acquisition was determined based on the closing market price of the Company’s common shares on the acquisition date, adjusted for lower liquidity of lock-up period of such shares.

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

The amounts of DMG’s revenues and results of operations included in the Group’s consolidated statement of operations since date of acquisition to December 31, 2010, and the revenues and results of operations of the combined entities had the acquisition occurred on January 1, 2009, are as follows.  This unaudited pro forma financial information is presented for information purposes only.  It is based on historical information and does not purport to represent the actual results that may have occurred had the Company consummated the acquisition on January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated enterprise.

	Revenues	Net loss

The amount attributable to DMG in the Group’s consolidated statement of operations:
- Actual from January 2, 2010 to December 31, 2010	$30,662,842	$(50,809,446)
Supplemental pro forma (unaudited):
- for year ended December 31, 2009	140,917,542	(34,320,800)
- for year ended December 31, 2010	138,056,640	(151,256,961)

Please refer to Note 18(c) for further details on the litigation with the selling shareholders and former management of DMG.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

4.                                      ACCOUNTS RECEIVABLE

	December 31,
	2010	2011

Accounts receivable	$52,326,379	$70,711,270
Less: Allowance for doubtful accounts	(1,241,874)	(4,427,016)
	$51,084,505	$66,284,254

Movements in allowance for doubtful accounts

	Year ended December 31,
	2010	2011

Balance at beginning of the year	$1,177,190	$1,241,874
Foreign exchange adjustment	40,131	117,793
Current year additions	585,502	3,067,349
Current year write-offs	(560,949)	—
	$1,241,874	$4,427,016

As at December 31, 2010 and 2011, the Group had billed accounts receivable of $36,234,818 and $39,777,899 and unbilled accounts receivable of $16,091,561 and $30,933,371, respectively.  Unbilled accounts receivable represent amounts earned under advertising contracts in progress but not billable at December 31, 2010 and 2011.  These amounts become billable according to contract term.  The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.

5.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2010	2011

Advances to suppliers	$13,543,566	$5,733,241
Prepaid expenses	7,901,897	11,188,313
Barter goods	1,038,703	5,463,771
Deposit for DMG Acquisition	4,000,000	4,000,000
Deposit for acquisitions of advertising agency businesses	2,442,415	—
Other deposits	400,593	2,697,970
Staff advances	827,904	552,213
Interest receivable	262,841	66,549
Other current assets	1,614,024	4,576,096
	$32,031,943	$34,278,153

Advances to suppliers mainly represent prepayment for media costs.  Other deposits mainly represent deposits for media cost agreements that will expire within one year.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

6.                                      FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31,
	2010	2011

Media display equipment	$19,008,051	$21,481,364
Computers and office equipment	1,946,109	3,162,839
Motor vehicles	446,815	587,191
Leasehold improvements	1,613,887	1,874,572

Sub-total	23,014,862	27,105,966
Less: accumulated depreciation and amortization	(8,706,981)	(13,468,214)
	$14,307,881	$13,637,752

Depreciation and amortization expense was $2,368,155, $4,345,512 and $4,777,754 for the years ended December 31, 2009, 2010 and 2011, respectively.

Included in media display equipment are assembly in progress of $1,159,568 and $2,243,574 as of December 31, 2010 and 2011, respectively.  These assets are expected to be placed in service in the following year.

7.                                      GOODWILL

The Group’s goodwill primarily arises from the business acquisitions and subsequent settlement of contingent consideration of these acquisitions. The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 are as follows:

Balance as of January 1, 2010		$109,017,669
Representing:
- gross goodwill	109,017,669
- accumulated impairment loss	—

Net exchange differences		4,517,390
Addition as a result of contingent consideration resolved (Note 3)		28,081,120
Addition from DMG Acquisition (Note 3)		89,481,623
Impairment loss		(96,526,823)

Balance as of December 31, 2010		$134,570,979
Representing:
- gross goodwill	231,097,802
- accumulated impairment loss	(96,526,823)

Net exchange differences		5,497,405
Addition as a result of contingent consideration resolved (Note 3)		1,338,072

Balance as of December 31, 2011		$141,406,456
Representing:
- gross goodwill	244,853,445
- accumulated impairment loss	(103,446,989)

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

7.                                      GOODWILL - continued

Goodwill impairment tests in 2010

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

The Company performed an annual impairment test for other reporting units in December 2010.  The Company performed the first step of its goodwill impairment test and determined that the carrying value of the DMG reporting unit exceeded its fair value which was estimated using a discounted cash flow methodology.  Management determined that the poorer than expected performance of the DMG reporting unit led to a potential impairment of the goodwill of DMG reporting unit.  In addition, management believes that there was false, deceptive and misleading information concerning DMG’s financial condition and performance provided by the selling shareholders and former management of DMG, and as a result, the Company launched a lawsuit against the selling shareholders and former management of DMG in December 2010 (see note 18(c)).  The fair value of these reporting units was estimated using a discounted cash flow methodology through internal analysis, which utilizes income approach through the application of discounted cash flow method.  The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the reporting units, appropriate discount rates and long-term growth rates.  Having determined that the goodwill of the DMG reporting unit was potentially impaired, the Company began performing the second step of the goodwill impairment analysis which involved calculating the implied fair value of its goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill.  Accordingly, the Company recorded an impairment loss of $14,953,339 against the goodwill of DMG reporting unit for the year ended December 31, 2010.

Goodwill impairment tests in 2011

The Company performed the 2011 annual impairment test for each reporting unit in December 2011 by comparing the carrying value of each reporting unit, inclusive of assigned goodwill, to its respective fair value, i.e. step 1 of the two-step impairment test.  The Company estimated the fair value of these reporting units by using a discounted cash flow methodology.  The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the reporting units, appropriate discount rates and long-term growth rates. Based on this quantitative test, the Company determined that the fair value of each reporting unit tested in 2011 exceeded its carrying amount and, therefore, step 2 of the two-step goodwill impairment test was unnecessary.  The Company concluded that goodwill was not impaired for the year ended December 31, 2011.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

8.                                      INTANGIBLE ASSETS, NET

As of December 31, 2010 and December 31, 2011, the Group had the following amounts related to the intangible assets:

	Weighted	December 31, 2010				December 31, 2011
	average		Accumulated	Impairment	Net carrying		Accumulated	Impairment	Net carrying
	economic life	Cost	amortization	loss	values	Cost	amortization	loss	values

Customer base	5 years	$12,392,843	$(5,722,057)	$(5,155,818)	$1,514,968	$12,899,107	$(6,635,203)	$(5,366,440)	$897,464
Non-compete agreements	10 years	3,979,249	(1,017,737)	(2,450,765)	510,747	4,141,808	(1,132,013)	(2,550,882)	458,913
Patents	10 years	242,597	(39,293)	—	203,304	252,507	(63,264)	—	189,243
Trademark	10 years	133,095	(13,310)	—	119,785	138,533	(27,707)	—	110,826
Concession contracts	9 years	93,620,494	(10,746,917)	(41,280,447)	41,593,130	97,445,016	(16,597,474)	(42,966,808)	37,880,734
Technology	9 years	347,863	(41,212)	(306,651)	—	362,074	(42,896)	(319,178)	—
		$110,716,141	$(17,580,526)	$(49,193,681)	$43,941,934	$115,239,045	$(24,498,557)	$(51,203,308)	$39,537,180

The Company estimates the fair value of the intangible assets through internal analysis, which utilizes income approach through the application of discounted cash flow method.  The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the intangible assets, appropriate discount rates and long-term growth rates.  For the year ended December 31, 2010, the Group recorded an impairment loss of $49,193,681 on its intangible assets, in connection with the three advertising businesses (Peak, Goldwhite and Ahead) which were acquired in 2008 due to significant decline in customer demand arising from change in relevant regulations for advertising industry in the PRC in 2010, as well as DMG which was acquired in 2010 due to poorer than expected performance of these businesses of the Group in 2010 as detailed in Note 7.

No impairment loss on the intangible assets was recorded during the year ended December 31, 2011 and the increase from prior year relates to foreign currency translation.

The Group recorded amortization expense as follows:

	Year ended December 31,
	2009	2010	2011

Cost of revenue	$—	$10,184,158	$5,322,301
Selling and marketing expense	2,765,578	1,846,770	740,238
General and administrative expense	17,219	33,805	35,647
	$2,782,797	$12,064,733	$6,098,186

The Group will record amortization expense related to the above intangible assets of $6,098,186 for the year ending December 31, 2012, $5,647,833 for the year ending December 31, 2013, and $5,433,208 for each of the years ending December 31, 2014, 2015 and 2016, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

9.                                      INVESTMENTS UNDER EQUITY METHOD

As of December 31, 2010 and 2011, the Group had, in total, eleven equity method investees which are engaged in provision of digital mobile television advertising services in the PRC.  The Group has accounted for these investments using the equity method of accounting.

The combined results of operations and financial position of these investments are summarized below:

	Year ended December 31,
	2009	2010	2011
Condensed statement of operations information:
Revenue	$6,607,047	$8,224,393	$10,463,451
Net (loss) income	(1,708,199)	(527,690)	1,125,147

The Group’s equity in net (loss) income of investees	$(837,018)	$(258,568)	$548,809

	December 31,
	2010	2011
Condensed balance sheet information:
Current assets	$7,635,498	$10,576,931
Non-current assets	6,691,325	5,023,418

Total assets	$14,326,823	15,600,349

Current liabilities	$5,022,263	$5,073,679
Equity	9,304,560	10,526,670

Total liabilities and equity	$14,326,823	$15,600,349

The Group’s share of net assets	$4,559,234	$5,154,181

As of December 31, 2010 and 2011, the carrying value of the Group’s investments under the equity method was $6,618,828 and $7,200,301, respectively.  The difference between the carrying value of the Group’s investments under the equity method and the Group’s share in its investees’ net assets was attributable to the elimination of unrealized profits on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible assets, which represent the broadcasting rights contributed by the investors, identified on formation and their related amortization.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

10.                               OTHER INVESTMENTS

In 2006, the Group acquired a 25% equity interest in Shenzhen Mobile Television Company Limited (“Shenzhen Mobile”), through VisionChina Media Group’s subsidiary, Shenzhen HDTV.  Shenzhen Mobile was established in the PRC and engages in the provision of digital mobile television advertising services in the PRC.  Although the Group has 25% voting power in board meetings of Shenzhen Mobile, the Group cannot exercise significant influence over Shenzhen Mobile’s operating and financial activities because the remaining 75% voting power is dominated by a sole controlling shareholder of Shenzhen Mobile and only that sole controlling shareholder can appoint key management personnel in Shenzhen Mobile. The Group accounts for this investment using the cost method of accounting. During the year ended December 31, 2011, the Group received dividend income from Shenzhen Mobile of $142,265. The Group did not receive any dividend income from Shenzhen Mobile for the years ended December 31, 2009 and 2010.

In 2006, the Group acquired a 14% equity interest in Wuxi Guangtong Digital Mobile Television Company Limited (“Guangtong Mobile”).  During the year ended December 31, 2009, all the equity holders of Guangtong Mobile made an additional capital injection and in order to retain the same percentage of ownership, the Group also made an additional capital injection of $389,048.  Guangtong Mobile was established in the PRC and engages in the provision of digital mobile television advertising business in the PRC. As the Group has 14.2% voting power in board meetings of Guangtong Mobile, the Group accounts for this investment using the cost method of accounting.

In 2011, the Group acquired a 20% equity interest in Shenzhen Eastlong Huatong Technology Development Company Limited (“Eastlong Huatong”) at a consideration of $157,423.  Eastlong Huatong was established in the PRC and engages in the development of multimedia interactive information system for subway in the PRC.  As the Group does not have any voting power in board meetings of Eastlong Huatong, the Group cannot exercise significant influence over Eastlong Huatong’s operating and financial activities. The Group accounts for this investment using the cost method of accounting.

11.                               LONG-TERM PREPAYMENTS AND DEPOSITS

Long-term prepayments and deposits consist of the following:

	December 31,
	2010	2011

Prepayments for acquisition of fixed assets	$1,371,992	$1,132,235
Other deposits	9,605,954	16,915,183
Other long-term prepayments	2,800,628	1,848,767
	$13,778,574	$19,896,185

Other deposits mainly represent deposits for concession contracts.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

12.                               BANK LOANS AND FACILITIES

The Group has $31 million (RMB 200 million), RMB denominated, secured revolving credit facility scheduled to expire in June 19, 2012 (the “Facility”) granted by China Construction Bank (Shenzhen branch) (“CCB (SZ)”) to a VIE, VisionChina Media Group. The Facility is secured by a guarantee issued by a subsidiary of the Group. The Facility is available for general corporate working capital purposes at an interest rate of 110% of the People’s Bank of China benchmark rate (“Benchmark Rate”). As of December 31, 2011, there were borrowings of $20,465,028 (see note below). The net availability of the Facility was approximately $11 million as of December 31, 2011.

The Facility contains restrictive financial covenant of maintaining a leverage ratio of 65% by the Group. Violation of such covenant could result in a default under the Facility, which would permit CCB (SZ) to terminate the Facility available to the Group and require immediate repayment from the Group of any outstanding loans advanced under the Facility. The Group is in compliance with such financial covenant as at December 31, 2011.

The Group’s bank loans consist of the following:

	December 31,
	2010	2011
Bank of China (Shenzhen branch) (“BOC (SZ)”)
- Interest rate at 90% of Benchmark Rate, denominated in RMB (1)	$60,497,898	$—

CCB (SZ)
- Interest rate at 110% of Benchmark Rate, denominated in RMB (5)	—	20,465,028

Bank of China (Macau branch) (“BOC (Macau)”)
- Fixed interest rate at 1.72% per annum, denominated in USD (2) (4)	40,800,000	—
- Fixed interest rate at 1.72% per annum, denominated in USD (3) (4)	20,400,000	—

Total bank loans	121,697,898	20,465,028
Less: Amount due within one year shown under current liabilities	121,697,898	20,465,028

Amount due after one year shown under noncurrent liabilities	$—	$—

Notes:
(1)	The amounts were repaid in full in December 2011. There was no restrictive financial covenant associated with this loan.
(2)

The one-year term loan was granted during the year ended December 31, 2009. The loan was extended for an additional eleven months during the year ended December 31, 2010. The amounts were repaid in full in October 2011. There was no restrictive financial covenant associated with this loan.

(3)

An additional $20,400,000 one-year term bank loan was granted during the year ended December 31, 2010. The amounts were repaid in full in January 2011. There was no restrictive financial covenant associated with this loan.

(4)

Due to foreign currency exchange regulation, in order for the Group to borrow amounts denominated in currencies other than RMB, one of the Company’s subsidiaries in the PRC entered into an arrangement with BOC (SZ) pursuant to which this subsidiary placed a deposit denominated in RMB in the amount of $66,562,812, and BOC (Macau) provided this loan to another subsidiary of the Company incorporated in Hong Kong in US dollars.

(5)	The amount represents borrowings drawn down from the Facility and will be repayable in full by June 2012.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

13.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2010	2011

Accrued payroll and welfare	$3,470,619	$3,395,217
Customer deposits	2,993,806	3,847,119
Accrued penalty interest for overdue consideration payable (Note 18(c))	—	3,375,000
Accrued expenses	2,976,613	5,114,213
Accrued professional service fees	414,024	930,541
Other taxes payable	959,710	1,037,465
Others	1,138,454	1,114,995
	$11,953,226	$18,814,550

14.                               COMMON SHARES

There were 84,894,888 common shares issued and outstanding as of December 31, 2010 after the issuance of 8,476,013 common shares as part of the consideration for the DMG Acquisition (see Note 3), the issuance of 4,006,474 common shares to certain existing shareholders and employees at the price of $3.22 per share, and the issuance of 271,717 common shares as a result of the exercise of 202,800 shares options and issuance of 68,917 restricted shares during the year ended December 31, 2010 (see Note 16).  Among the 8,476,013 common shares issued in connection with the DMG Acquisition, 7,628,412 common shares have been released to the selling shareholders of DMG in 2010, while the remaining 847,601 common shares have not been released to the selling shareholders of DMG as of December 31, 2010 and 2011.

There were 101,313,015 common shares issued and outstanding as of December 31, 2011 after the issuance of 17,375,479 common shares to Focus Media Holding Limited, JJ Media Investment Holding Limited and an existing shareholder of the Company at the price of $3.97 per share in January 2011, the repurchase of 1,062,450 common shares at an average price of $1.77 per share by the Company pursuant to a share repurchase program during the year ended December 31, 2011, and the issuance of 105,304 common shares as a result of the exercise of 88,334 share options and issuance of 16,764 restricted shares (see Note 16).

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

Cayman Islands and BVI

The Company, which was incorporated in the Cayman Islands, and its subsidiaries incorporated in Cayman Islands and BVI are all not subject to income tax under the current laws of the Cayman Islands and BVI.  In addition, payments of dividends by the Company to its shareholders are not subject to Cayman Islands or BVI withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries established in HK are subject to HK profits tax on all profits (excluding profits arising from the sale of capital assets, dividend income and interest income) arising in or derived from HK from its trade, profession or business.  The normal applicable profits tax rate is 16.5%.

The PRC

On January 1, 2008, the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Law”) took effect.  It applied a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the tax exemption, reduction and preferential treatments then applicable to foreign-invested enterprises.  However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time when the New EIT Law took effect.  Enterprises that were subject to an EIT rate lower than 25% prior to January 1, 2008 might continue to enjoy the lower rate and gradually transition to the new tax rate over the five year period after the effective date of the New EIT Law.  According to the implementation regulations, during the transition period the EIT rate for CDTC, Shenzhen HDTV and DMG Shenzhen is 18%, 20%, 22%, 24% and 25% in the years 2008, 2009, 2010, 2011, 2012, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

In accordance with a circular issued in November 2008, VisionChina Media Group has been recognized as a state-encouraged high-new technology enterprise since 2008, and the status is valid for a period of three years and was therefore entitled to a preferential tax rate of 15% in 2008, 2009 and 2010. In October 2011, VisionChina Media Group obtained the approval to continue being recognized as a state-encouraged high-new technology enterprise in 2011, 2012, and 2013, and is entitled to a preferential tax rate of 15% in these three years, subject to tax authority approval at the end of each year.

In accordance with a circular issued in December 2010, Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years.  Eastlong Technology is thus entitled to a preferential tax rate of 15% in 2010, 2011 and 2012, subject to tax authority approval at the end of each year.  As such the EIT rate for Eastlong Technology is 25% in 2009, and 15% in each of the years of 2010 and 2011, respectively.

Xian Huachangshi and Huadingshi were established subsequent to the promulgation of the New EIT Law and as such, it is subject to the uniform income tax rate of 25%.

Luzhou Huashi was established in Sichuan.  It is recognized as a “Local government encouraged company” and is entitled to exemption from EIT for the year ended December 31, 2009, and a reduced tax rate of 7.5% for the years ended December 31, 2010 and 2011 and a reduced tax rate of 12.5% for the year ending 2012.

Notwithstanding the applicable statutory tax rates noted above, in 2011, under the direction of the relevant in-charge tax authority, Jiangxi Huashi applied a deemed-profit-rate method for its annual tax filings in 2011.  Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues. An additional amount of $630,000 would otherwise have been payable if deemed-profit-rate method is not allowed for the year ended December 31, 2011.

The Company and its other subsidiaries in the PRC have minimal operations and the Group has minimal operations in jurisdictions other than the PRC.

The current and deferred components of the income tax expenses (benefits) appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2009	2010	2011

Current tax	$2,531,392	$(193,330)	$162,845
Deferred tax	(183,138)	(18,008,959)	(956,260)
	$2,348,254	$(18,202,289)	$(793,415)

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2010	2011

Deferred tax assets:
Net operating loss carrying forward	$16,331,862	$7,002,554

Total deferred tax assets	16,331,862	7,002,554
Valuation allowance on deferred tax assets	(13,210,882)	(4,284,387)

Net deferred tax assets (non-current)	$3,120,980	$2,718,167

Deferred tax liabilities:
Intangible assets (non-current)	$10,896,392	$9,808,291

Movement of valuation allowance

	2009	2010	2011

At the beginning of the year	$962,556	$2,112,994	$13,210,882
Arising from DMG Acquisition	—	10,364,217	—
Tax loss expired	—	—	(9,030,073)
Liquidation of a subsidiary	—	—	(66,176)
Exchange realignment	(2,070)	613,465	225,275
Change in tax rate	24,248	(1,285,778)	9,329
Change for the year	1,128,260	1,405,984	(64,850)

At the end of the year	$2,112,994	$13,210,882	$4,284,387

A valuation allowance has been provided on the deferred tax assets because the Group believes that it is not more likely than not that the assets will be utilized.  As of December 31, 2010 and 2011, a valuation allowance was provided for the deferred tax assets relating to the future benefit of net operating loss carryforward as the management determined that the utilization of such net operating loss carryforward is not more likely than not to be utilized.  If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of December 31, 2011, the Group had net operating loss carryforward of approximately $830,790, $3,932,241, $8,741,179, $11,367,995 and $8,596,657 that will expire in the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

A reconciliation of the income tax expenses (benefits) to the amount computed by applying the current tax rate to income (loss) before income taxes in the statements of operations is as follows:

	Year ended December 31,
	2009	2010	2011
Expected taxation at PRC EIT statutory rate of 25%	$7,206,054	$(42,364,813)	$(3,352,917)
Effect of different tax rates	(55,207)	(4,698,082)	251,879
Effect of loss that cannot be carried forward	1,474,310	1,785,662	1,419,225
Tax expense arising from items which are not deductible or not taxable for tax purpose:
- non-deductible entertainment expenses	766,046	1,269,481	592,257
- goodwill impairment	—	24,131,706	—
- others, net	280,650	528,275	792,187
Effect of tax exemption and tax concessions	(8,412,656)	(67,172)	(175,571)
Overprovision in prior years	(39,203)	(193,330)	(255,625)
Change in valuation allowance	1,128,260	1,405,984	(64,850)
Total income tax expenses (benefit)	$2,348,254	$(18,202,289)	$(793,415)

The amounts of $8,412,656, $67,172 and $175,571 would otherwise have been payable without tax exemptions and tax concessions for the years ended December 31, 2009, 2010 and 2011, respectively.  In addition, $0.12, $0.001 and $0.002 would have been deducted from the basic net income (loss) per share for the years ended December 31, 2009, 2010 and 2011, respectively.

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status.  The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC.  The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC.  The Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the New EIT Law’s purposes.  Because substantially all of the Company’s revenues on a consolidated basis are generated in the PRC, and the Company’s legal entities organized outside of the PRC does not generate any taxable income on a standalone basis, even if one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the Company does not expect any significant adverse impact on the Company’s consolidated results of operations.

Aggregate undistributed earnings of the Company’s subsidiaries and VIEs in the PRC that are available for distribution to the Company of approximately $87.4 million at December 31, 2011 are considered to be indefinitely reinvested under FASB ASC 740, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  However, the actual amount of earnings distributable to the Company from its subsidiaries and VIEs in the PRC could vary as a result of the restrictions and procedures governed by the relevant tax authorities and the State Administration of Foreign Exchange. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

Under US GAAP, deferred tax liability should be accounted for in respect of the undistributed earnings of the Company’s financial interest in VIE affiliates and domestic subsidiaries.  The Company believes that it is more likely than not that there is no deferred tax liability resulting from the undistributed earnings because the Company has means available under the PRC tax law to recover the investment in its consolidated VIE tax free, including but not limited to the following series of transactions:

•                                          The provision of technical support service by the Company’s PRC wholly owned subsidiary to its consolidated VIE will cause an expense to the consolidated VIE, resulting in the portion of the undistributed earnings of the consolidated VIE being transferred to the Company without incurring any additional income tax expense on the basis that the Company’s PRC wholly owned subsidiary and the consolidated VIE are in the same tax jurisdiction.  The price of the technical support service will be determined on an arm’s length basis.

•                                          The Company would ensure that the significant existing contracts, including the exclusive agency agreements and the contracts for direct investment arrangements, will be signed by a new VIE of the Company upon their renewal or expiry.  Therefore, all the operations in the existing consolidated VIE will be taken by the new VIE without resulting in any capital gain subject to income taxes; and

•                                          The Company or its wholly owned PRC subsidiary would exercise the call option to acquire all the equity interests in the existing consolidated VIE from its equity holders after all the operations have been transferred to the new VIE.  Without any continuing operations or substantial remaining undistributed earnings, the purchase price for the existing consolidated VIE would be approximately valued at its paid-in capital, in which case it is not more likely than not that it would give rise to income tax resulting from any capital gain.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits in each case, and has measured the unrecognized tax benefits associated with the tax positions.  Based on this evaluation, the Group has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements.  The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.  The Group classifies interest and/or penalties related to income tax matters in income tax (expenses) benefits.  As of December 31, 2011, there was no interest or penalties related to uncertain tax positions.  The years 2006 to 2011 remain subject to examination by the PRC tax authorities.

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

In 2009, the Group granted 649,550 share options to employees with exercise prices ranging from $5.48 to $8.53.  In 2009, the Group also granted 500,000 restricted shares to consultants and employees.  In 2010, the Group granted 379,000 share options to employees with exercise prices ranging from $4.32 to $4.71.  In 2010, the Group also granted 470,000 restricted shares to consultants and employees.  In 2011, the Group granted 14,000 restricted shares to employees.  No share options were granted in 2011.

Share Options

The contractual term of the share options granted is generally ten years.  The majority of the share options granted vest 25% after the first year of service and ratably over the remaining 36-month period, and certain of the share options vest contingent upon meeting performance criteria set by the Company over a performance period ranging from 9 months to 48 months from the respective grant dates. For the share options that would vest based on performance conditions, the performance criteria are linked to the employees’ job performance, and at the end of the performance period, the Company determines at its sole discretion whether each employee has met all performance criteria for the vesting of the share options.  The performance criteria do not affect the exercise price or factors other than vesting or exercisability.  Included in the 379,000 share options granted during 2010 are 80,100 options that would vest based on performance conditions.  Included in the 649,550 share options granted during 2009 are 63,700 share options that would vest based on performance conditions.

The fair value of share options granted to employees was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2009	2010

Risk-free interest rate	1.11 - 2.69%	0.46% - 2.67%
Expected life	2.5 - 4 years	0.75 - 4 years
Expected volatility	1.18-1.32	0.66 - 1.52
Expected dividends	0%	0%

Expected volatility was determined by reference to the historical volatility of the Company or the average annualized standard deviation of the share price of listed comparable companies.  The expected life of the share options is based on the assumption that they will be exercised evenly throughout the option life.  The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

16.                               SHARE INCENTIVE PLAN - continued

The fair values of share options granted in 2009 and 2010 were determined on a contemporaneous basis by management of the Company with reference to the market value of the Company’s shares.

A summary of share options under the Plan during the years ended December 31, 2009, 2010 and 2011 is presented below:

			Weighted-	Weighted-
	Number	Weighted-	average	average
	of	average	remaining	grant-date
	shares	exercise price	contractual life	fair value

Outstanding as of January 1, 2009	2,768,550	$5.19	8.58	$1.30
Granted
- January 22, 2009	25,100	$6.60		$4.63
- March 4, 2009	47,450	5.81		4.48
- June 17, 2009	55,000	5.48		4.48
- June 29, 2009	250,000	6.03		4.86
- September 6, 2009	76,000	5.85		4.74
- October 8, 2009	196,000	8.53		7.18
Exercised	(423,139)	1.75		0.22
Forfeited	(595,303)	9.69		4.39
Outstanding as of December 31, 2009	2,399,658	$5.10	8.00	$1.87

Granted
- April 2, 2010	172,000	$4.68		$2.58
- April 20, 2010	100,000	4.71		4.71
- September 26, 2010	107,000	4.32		3.78
Exercised	(202,800)	0.76		0.23
Forfeited	(804,034)	8.09		4.14
Outstanding as of December 31, 2010	1,771,824	$4.13	7.34	$1.45

Exercised	(88,334)	1.05		0.18
Forfeited	(128,137)	6.06		3.92
Outstanding as of December 31, 2011	1,555,353	$4.55	6.30	$1.33

Exercisable as of December 31, 2011	1,406,124	$4.44	6.03

Vested or expected to vest as of December 31, 2011	1,555,353	$4.55	6.30

The Company received proceeds of $918,282, $157,533 and $92,840 from exercise of share options by the employees during the years ended December 31, 2009, 2010 and 2011, respectively.

The aggregate intrinsic value of options outstanding, options exercisable and options vested or expected to vest as of December 31, 2011 was $74,322, $72,722, and $74,322, respectively.

The aggregate intrinsic values of share options exercised during the years ended December 31, 2009, 2010 and 2011 were $3,879,831, $1,561,267 and $230,732, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

16.                               SHARE INCENTIVE PLAN - continued

Restricted shares

A summary of restricted shares under the Plan during the years ended December 31, 2009, 2010 and 2011 is presented below:

		Weighted-
		average
	Number of	grant-date
	shares	fair value

Outstanding as of January 1, 2009	204,889	$8.96
Granted	500,000	5.81
Forfeited	(57,083)	7.25
Vested	(557,083)	6.33
Outstanding as of December 31, 2009	90,723	$8.80
Granted	470,000	4.30
Forfeited	(247,917)	5.78
Vested	(68,917)	6.14
Outstanding as of December 31, 2010	243,889	$3.95
Granted	84,000	1.83
Forfeited	(3,100)	4.33
Vested	(16,764)	5.04
Outstanding as of December 31, 2011	308,025	$3.31

The fair value of restricted shares was determined to be the market value of the common shares on the date of grant.

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

The total share-based compensation expense in relation to share options and restricted shares recognized in the statements of operations for the years ended December 31, 2009, 2010 and 2011 were $4,332,111, $947,505 and $817,673, respectively.

As of December 31, 2011, total unrecognized share-based compensation expenses related to non-vested share options and non-vested restricted shares granted under the Plan amounted to $1,378,909.  Such unrecognized expenses are expected to be recognized over 3 years.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

17.                               PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  The total contributions for such employee benefits for the years ended December 31, 2009, 2010 and 2011 were $743,516, $1,431,972 and $1,566,848, respectively.

18.                               COMMITMENTS AND CONTINGENCIES

(a)                                  Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises.  Rental expense under operating leases for the years ended 2009, 2010 and 2011 was $1,007,991, $1,660,007 and $1,651,398, respectively.

As of December 31, 2011, the Group was obligated under certain operating leases, relating to the rental of office premises, requiring minimum rental payments as follows:

Year ending December 31,
2012	$1,300,651
2013	715,559
2014	208,408
2015	185,561
2016	46,697
2017 and thereafter	80,479
$2,537,355

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCIES - continued

(b)                                 Other commitments

The Group has entered into several agreements to pay media costs typically for periods of 5 to 10 years.  As of December 31, 2011, future minimum purchase commitments under these agreements totalled approximately $362,464,000, which would be payable as follow:

Year ending December 31,
2012	$106,202,000
2013	99,916,000
2014	70,414,000
2015	53,682,000
2016	16,014,000
2017 and thereafter	4,528,000
$350,756,000

(c)                                  Litigation with the selling shareholders and former management of DMG

The Company filed a summons with notice in the Supreme Court of the State of New York, which is the trial court there (the “New York Court”) on December 27, 2010 against the selling shareholders and former management of DMG. The summons with notice alleged that the selling shareholders of DMG (i) engaged in an unlawful scheme to induce the Group, through false, deceptive, and misleading statements concerning DMG’s financial condition and performance, to pay a grossly inflated price to purchase DMG in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme. The summons with notice further alleged that the Group is owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which we acquired DMG (the “Merger Agreement”). The claims summarized in the summons with notice were set forth in a more detailed complaint filed by the Company on February 2, 2011.

On February 25, 2011, Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., and Thomas Gai Tei Tsao (collectively, the “Former DMG Shareholders”) filed a countersuit in the New York Court against by the Company. The complaint in that lawsuit alleges that the Company breached certain agreements related to the DMG Acquisition by (i) declining to make certain installment payments that the Former DMG Shareholders claim they were entitled to receive and (ii) declining to take steps to facilitate the transfer of Company stock that the Former DMG Shareholders claim to be entitled to receive in connection with the DMG Acquisition. The Former DMG Shareholders also seek specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, and permanent and preliminary injunctive relief compelling the Company to comply with the parties’ agreement. The Company denied the material allegations of the complaint by the Former DMG Shareholders and asserted a counterclaim for breach of contract arising from the destruction of DMG’s electronic data prior to deliver to the Company.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCIES - continued

(c)                                  Litigation with the selling shareholders and former management of DMG - continued

Also on February 25, 2011 the Former DMG Shareholders filed motions against the Group for various relief. They sought to dismiss most of the claims in the Company’s complaint as well as the Company’s counterclaim based on destruction of DMG’s electronic data. They also sought (i) an order of attachment against the Company in the amount of $30 million plus interest, on account of a post-closing payment of that amount which the Former DMG Shareholders alleged to be due, and (ii) an order directing the Company to transfer assets into the United States to secure a prospective judgment.  The Former DMG Shareholders also filed a motion for a preliminary injunction to compel the Company to remove the restrictive legend on the Company’s ordinary shares received by the Former DMG Shareholders in connection with the DMG Acquisition, and to provide consents or authorizations to convert those shares into freely tradable American Depository Shares.

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits. It granted the motion to dismiss the Group’s fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of DMG’s electronic data. The New York Court denied the Former DMG Shareholders’ motion to dismiss the Group’s indemnification claim for not less than$2,785,633 but granted their motion to attach the Group’s assets in the amount of $30million plus interest, as security in the event the Former DMG Shareholders were successful in their monetary claims against the Group. The ruling also required the Former DMG Shareholders to file a $500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment. Finally, the New York Court denied the Former DMG Shareholders’ request to compel the Group to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

On November 11, 2011 the Group filed an appeal from the New York Court’s orders.

On November 21, 2011 the Former DMG Shareholders filed a motion for partial summary judgment in the New York Court, seeking a judgment against the Company of $60 million plus interest for the Company’s failure to make $60 million in post-closing payments claimed to be due for the DMG Acquisition. They also filed a motion to confirm the order of attachment previously entered in the amount of $30 million plus interest. The Company believes that the Former DMG Shareholders’ claims and related motions are without merit and intend to vigorously defend the claims and oppose the motions. Management believes it is difficult to assess the prospects for the pending motions or, if they are decided by the New York Court adversely to the Group, the prospects of obtaining a reversal on appeal. Consequently, management is unable to predict the ultimate outcome of the matter. Management notes, however, that the exposure of the Company includes the following possible outcomes, if not overturned on appeal:

a)              the Former DMG Shareholders’ motion for summary judgment might be granted, and they might obtain a judgment in the amount of $60 million plus interest;

b)             the Former DMG Shareholders might be successful in obtaining (i) an order requiring the Group to release the restrictive legend on the stock that the Former DMG Shareholders received in consideration for the DMG Acquisition or (ii) damages arising out of the failure to remove the restriction;

c)              the Group might not succeed in recovering on its claim with respect to the indemnity escrow (in which it seeks$2,785,633), and the Former DMG Shareholders might succeed in compelling the escrow to be turned over to them; and

d)             the orders of attachment might be confirmed.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCIES - continued

(c)                                  Litigation with the selling shareholders and former management of DMG - continued

Although the Company continues to claim in the pending litigation in the New York Court, and expect to on appeal that no further consideration should be paid to the Former DMG Shareholders, the consideration provided for in the Merger Agreement has been fully provided for in the consolidated financial statements (See Note 3). In addition, and accrued interest of $3,375,000 on the unpaid but challenged post-closing consideration of $60 million provided for in the Merger Agreement has been recorded and included in accrued expenses and other current liabilities (See Note 13). The Company has made these provisions because management considers that, unless the Company succeeds on appeal, payment of such amounts is probable based on the November 3, 2011 order of the New York Court. Management estimates that the further potential loss that could result from this litigation may be as much as $40 million as of date of this report, but management considers such potential loss merely reasonably possible but not probable in accordance to ASC 450, due to uncertainty. The litigation is still in progress as of the date of this report.

(d)                                 Other

The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System (the “National Standard”), was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007.  On March 27, 2006, the PRC State Administration of Radio, Film and Television (“SARFT”) promulgated the Notice Concerning Experimental Mobile Digital Television (the “March Notice”), which required all of the Group’s local operating partners must adopt the National Standard for their mobile digital television operations and the SARFT has officially issued a notice to require some of the Group’s local operating partners and direct equity investment entities to complete the adoption of the National Standard by June 30, 2010.  As of December 31, 2011, the mobile digital television network of the Group’s direct equity investment entities and the digital television broadcasting infrastructure of the Group’s local operating partners in 11 cities have been converted to the National Standard, but those in another 8 cities have not yet completed the conversion and do not meet the requirements of the National Standard.  The Group’s direct equity investment entities and local operating partners may be required to spend significant capital and other resources, including on new equipment, to convert their digital television broadcasting infrastructure to the National Standard.  Under some of the Group’s exclusive advertising agency agreements, the Group may be responsible for a portion of such expenditures in 5 of the 8 cities that have not yet completed the conversion.  The total cost of converting the equipment to the National Standard in these 5 cities is not expected to exceed $2 million.  However, the Group and its local operating partners in these 5 cities have not yet determined the allocation of such capital expenditures, and there is no reliable basis for management to accurately estimate the amount and timing of capital expenditures required for these local operating partners, therefore, no accrual for such liability has been made in the consolidated financial statements.

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

Although the Group operates in multiple cities in the PRC which include Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and the other cities, it believes it operates in one segment as the Group provides services to customers irrespective of their locations.  Accordingly all relevant information about the Group’s operations can be found in the consolidated financial statements.

Major Customers

The Group contracts either directly with advertisers or through advertising agents.  The Group had contracted with the following advertisers or advertising agents that accounted for 10% or more of the total advertising service revenue:

	Percentage of revenue
	2009	2010	2011

Customer A	N/A	10.6%	N/A

There is no accounts receivable from individual customer with balances over 10% of the total accounts receivable as of December 31, 2010 and 2011.

20.                               RELATED PARTY TRANSACTIONS

(a)                                  Details of amounts due from related parties as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011

Chengdu Mobile	$—	$76,579
Haerbin Mobile	284,107	332,170
Hubei Mobile	217,939	111,014
Jilin Mobile	417,995	300,662
Suzhou Mobile	—	72,415
Changzhou Mobile	29,074	37,819
Shenzhen Mobile	1,854,810	176,849
Guangtong Mobile	90,747	17,710
Zhongguanguoji	131,748	176,745
A noncontrolling shareholder	151,245	181,037
DMG Chongqing	—	566,724
Director and management of the Company	—	394,352
	$3,177,665	$2,444,076

The amounts due from related parties are non-interest bearing and repayable on demand.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.                               RELATED PARTY TRANSACTIONS - continued

(b)                                 Details of amounts due to related parties as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011

Chengdu Mobile	$510,018	$—
Dalian Mobile	19,784	128,033
Haerbin Mobile	3,123	4,054
Hubei Mobile	30,560	4,532
Henan Mobile	23,603	76,972
Ningbo Mobile	271,839	238,200
Changzhou Mobile	2,423	2,522
Zhongguanguoji	834,365	868,450
Shenzhen Meidi Zhiye Development Co., Ltd. (“Zhiye”)	56,346	83,069
Shenzhen Champs Elysees Renovations Co., Ltd. (“Champs Elysees”)	—	3,679
Eastlong Huatong	—	6,170
	$1,752,061	$1,415,681

The amounts due to related parties are non-interest bearing and repayable on demand.

Zhiye is a company in which the Chief Executive Officer of the Company holds a beneficial interest and Champs Elysees is a company in which the Chief Executive Officer’s wife holds a beneficial interest.

The amounts due from/to related parties mainly arise from trading transactions with related parties (such as receipt of services rendered by related parties) and payments of expenses on behalf of the related parties.

(c)                                  Advertising equipment revenue from investee companies

The Group sold digital equipment at negotiated price to related parties for a total revenue amount of, nil, nil and $219,918 for the years ended December 31, 2009, 2010 and 2011, respectively.

	Year ended December 31,
	2009	2010	2011

Shenzhen Mobile	$—	$—	$219,918

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.                               RELATED PARTY TRANSACTIONS - continued

(d)                                 Services rendered by investee companies

The Group has received broadcasting service and other services from related parties at negotiated prices for a total amount of $10,251,290, $16,357,610 and $15,745,255 for the years ended December 31, 2009, 2010 and 2011, respectively.  Details are as follows:

	Year ended December 31,
	2009	2010	2011

Chengdu Mobile	$1,105,108	$1,814,631	$1,930,094
Dalian Mobile	1,178,596	1,308,066	1,511,008
Guangtong Mobile	521,450	884,801	1,107,789
Jilin Mobile	451,700	483,320	537,920
Hubei Mobile	617,992	795,583	987,133
Haerbin Mobile	15,286	18,104	3,990
Ningbo Mobile	1,281,127	1,264,212	1,380,029
Suzhou Mobile	303,346	663,863	774,677
Changzhou Mobile	408,225	—	—
Henan Mobile	101,198	171,908	355,111
Shenzhen Mobile	4,267,262	8,769,071	7,157,504
Zhongguangguoji	—	184,051	—
	$10,251,290	$16,357,610	$15,745,255

(e)                                  Rental expense

During the years ended December 31, 2009, 2010 and 2011, the Group rented office space from Zhiye.  The rate for rent was determined based on negotiated prices.  The rental expense payable to Zhiye for the years ended December 31, 2009, 2010 and 2011 was $191,758, $154,153 and $216,317, respectively.

(f)                                    Others

For the years ended December 31, 2009, 2010 and 2011, the Group paid office decoration charges of $236,124, $270,864 and $195,788, respectively, to Champs Elysees.  During the years ended December 31, 2009, 2010 and 2011, the Group also paid property management fees and utility expenses of $26,820, $28,702 and $29,172 respectively, to Champs Elysees.

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

There were no appropriations to reserves by the Company other than the Company’s VIEs and certain of the VIEs’ subsidiaries in the PRC during any of the periods presented.  During the years ended December 31, 2009, 2010 and 2011, approximately $4,249,280, $34,442 and $137,945 was appropriated from retained earnings to the statutory surplus fund, respectively, which are included in the accumulated deficit of the Group.

22.                               RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets and reserves to the Company either in the form of dividends, loans, or advances.  Amounts restricted include restricted cash, paid up capital and statutory reserves of the Company’s PRC subsidiaries and VIEs, totalling approximately $150.2 million and $156.8 million as of December 31, 2010 and 2011, respectively.

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

BALANCE SHEETS

(Amounts in U.S. Dollars (“$”), except number of shares)

	December 31,
	2010	2011

ASSETS
Current Assets:
Cash and cash equivalents	$14,788,170	$179,170
Amounts due from subsidiaries	87,821,975	148,613,908
Prepaid expenses and other current assets	364,357	595,300
Total current assets	$102,974,502	$149,388,378

Non-current Assets:
Fixed assets, net	$71,384	$49,091
Investment in subsidiaries and variable interest entities	136,475,828	143,151,648
Total non-current assets	136,547,212	143,200,739
TOTAL ASSETS	$239,521,714	$292,589,117

LIABILITIES AND EQUITY
Current Liabilities:
Amounts due to subsidiaries	$23,906,496	$4,974,136
Accrued expenses and other current liabilities	830,214	4,430,612
Total liabilities	$24,736,710	$9,404,748

Non-current Liabilities:

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 84,894,888 and 101,313,015 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	$8,490	$10,131
Additional paid-in capital	273,934,960	341,963,008
Accumulated deficit	(80,714,396)	(93,217,688)
Accumulated other comprehensive income	21,555,950	34,428,918
Total VisionChina Media Inc. shareholders’ equity	$214,785,004	$283,184,369
TOTAL LIABILITIES AND EQUITY	$239,521,714	$292,589,117

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars (“$”), except number of shares)

	Year ended December 31,
	2009	2010	2011

General and administrative expenses	$(5,711,551)	$(2,560,680)	$(6,542,591)
Equity in income (loss) of subsidiaries and variable interest entities	32,260,524	(148,454,480)	(6,197,150)
Operating profit (loss)	26,548,973	(151,015,160)	(12,739,741)
Interest income	54,030	1,303	332,608
Interest expense	—	(324,365)	(96,159)
Net income (loss)	$26,603,003	$(151,338,222)	$(12,503,292)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amounts in U.S. Dollars (“$”), except number of shares)

					Accumulated
			Additional		other	Total
	Common shares		paid-in	Accumulated	comprehensive	shareholders’	Comprehensive
	Number	Amount	capital	(deficit) profit	income	equity	income (loss)

Balance at January 1, 2009	71,819,442	$7,182	$190,694,719	$44,020,823	$10,350,490	$245,073,214
Shares repurchase	(658,980)	(66)	(3,582,449)	—	—	(3,582,515)
Exercise of share options	423,139	42	918,240	—	—	918,282
Restricted shares	557,083	56	(56)	—	—	—
Share-based compensation	—	—	4,332,111	—	—	4,332,111
Foreign currency translation adjustment	—	—	—	—	(362,739)	(362,739)	$(362,739)
Net income	—	—	—	26,603,003	—	26,603,003	26,603,003
Total comprehensive income							$26,240,264

Balance at December 31, 2009	72,140,684	$7,214	$192,362,565	$70,623,826	$9,987,751	$272,981,356
Share issued for DMG Acquisition	8,476,013	848	67,566,538	—	—	67,567,386
Shares issued to certain subscribers	4,006,474	401	12,900,846	—	—	12,901,247
Exercise of share options	202,800	20	157,513	—	—	157,533
Restricted shares	68,917	7	(7)	—	—	—
Share-based compensation	—	—	947,505	—	—	947,505
Foreign currency translation adjustment	—	—	—	—	11,568,199	11,568,199	$11,568,199
Net loss	—	—	—	(151,338,222)	—	(151,338,222)	(151,338,222)
Total comprehensive loss							$(139,770,023)

Balance at December 31, 2010	84,894,888	$8,490	$273,934,960	$(80,714,396)	$21,555,950	$214,785,004
Shares issued to certain subscribers	17,375,479	1,737	68,995,004	—	—	68,996,741
Share repurchases	(1,062,450)	(106)	(1,877,459)	—	—	(1,877,565)
Exercise of share options	88,334	8	92,832	—	—	92,840
Restricted shares	16,764	2	(2)	—	—	—
Share-based compensation	—	—	817,673	—	—	817,673
Foreign currency translation adjustment	—	—	—	—	12,872,968	12,872,968	$12,872,968
Net loss	—	—	—	(12,503,292)	—	(12,503,292)	(12,503,292)
Total comprehensive income							$369,676
Balance at December 31, 2011	101,313,015	10,131	341,963,008	(93,217,688)	34,428,918	283,184,369

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars (“$”), except number of shares)

	Year ended December 31,
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$26,603,003	$(151,338,222)	$(12,503,292)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	17,917	22,292	22,293
Equity in (income) loss of subsidiaries and variable interest entities	(32,260,524)	148,454,480	6,197,150
Share-based compensation	4,332,111	947,505	817,673
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	278,663	(361,918)	(230,945)
Amounts due from subsidiaries	(50,000,342)	(19,707,410)	(60,791,933)
Accrued expenses and other current liabilities	123,091	(997,299)	3,600,398
Net cash used in operating activities	(50,906,081)	(22,980,572)	(62,888,656)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(45,581)	—	—
Advances from (to) subsidiaries	6,157,970	17,748,526	(18,932,360)
Investments in subsidiaries	(1)	—	—
Net cash provided by (used in) investing activities	6,112,388	17,748,526	(18,932,360)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share option, net of issuance cost of nil	918,282	157,533	92,840
Payments of direct offering expenses	(278,902)	—	—
Share repurchases	(5,037,171)	—	(1,877,565)
Proceeds from issuance of common shares	—	12,901,247	68,996,741
Net cash (used in) provided by financing activities	(4,397,791)	13,058,780	67,212,016
Net (decrease) increase in cash and cash equivalents	(49,191,484)	7,826,734	(14,609,000)

Cash and cash equivalents at the beginning of the year	56,152,920	6,961,436	14,788,170
Cash and cash equivalents at the end of the year	$6,961,436	$14,788,170	$179,170

Non-cash financing and investing activities:
Shares issued as part of consideration for acquisition of subsidiaries	—	67,567,386	—

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

(Amounts in U.S. Dollars (“$”))

Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of SEC Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  As of December 31, 2010 and 2011, approximately $150.2 million and $156.8 million of the registered capital, statutory reserves and restricted cash are not available for distribution, respectively, and as such, the condensed financial information of VisionChina Media Inc. has been presented for the years ended December 31, 2009, 2010 and 2011.

Basis of Presentation

For the purposes of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in FASB ASC 323, Investments in Equity Method and Joint Ventures. Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and the Company’s share of the subsidiaries’ net income as “Equity in income (loss) of subsidiaries and variable interest entities” in the statements of operations.