Form 20-F
period 2012-12-31
VISIONCHINA MEDIA INC.
filed 2013-05-30
CIK 1415911

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Limin Li, telephone: (86 755) 8293-2222; fax: (86 755) 8298-1111 At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value US$0.0001 per share	Nasdaq Global Market*
American Depositary Shares, each representing 20 Common Shares	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

101,366,544 Common Shares

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

☐ Yes   ☒ No

*      Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American Depositary Shares

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report to:

•      “ADSs” refers to our American depositary shares, each of which represents 20 common shares; and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•      “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau; and

•      “local operating partners” refers to the local television stations with which we established our direct investment entities or from which we buy advertising time, or the local mobile digital television operating companies with which we entered into exclusive agency agreements or from which we buy advertising time.

As of December 31, 2012, the local television stations with which we established our direct investment entities included: Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station, and Ningbo Broadcast and Television Group.

As of December 31, 2012, the local mobile digital television operating companies with which we entered into exclusive agency agreements included: Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Jilin Mobile Television Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited and Changsha Guangdian Digital Mobile Television Co., Ltd.

In 2012, the local mobile digital television operating companies from which we buy advertising time included Henan Cable China Mobile Television Company Limited.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 and as of December 31, 2011 and 2012.

ADSs are listed on the Nasdaq Global Market under the symbol “VISN”.  On December 12, 2012, we effected a change of the ADS to common share ratio from one ADS representing one common share to one ADS representing twenty common shares.

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.        ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.        ITEM 3.KEY INFORMATION

A.            Selected Financial Data

The following selected condensed consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the condensed consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The following selected condensed consolidated statement of operations data the years ended December 31, 2008 and 2009 and the condensed consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included elsewhere in this annual report. You should read the selected condensed consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data:
Revenues(1)
Advertising service revenue	103,515,250	120,686,086	138,056,640	179,415,668	114,741,386
Advertising equipment revenue	565,392	—	—	1,778,682	926,464
Total revenues	104,080,642	120,686,086	138,056,640	181,194,350	115,667,850
Cost of revenues
Advertising service cost	(40,602,022)	(61,104,381)	(121,000,454)	(127,057,954)	(121,374,431)
Advertising equipment cost	(475,432)	—	—	(1,494,027)	(345,291)
Total cost of revenues	(41,077,454)	(61,104,381)	(121,000,454)	(128,551,981)	(121,719,722)
Gross profit/(loss)	63,003,188	59,581,705	17,056,186	52,642,369	(6,051,872)
Operating expenses (2)	(20,126,107)	(32,046,119)	(183,535,813)	(63,639,179)	(246,463,622)
Government grant	—	538,085	—	—	756,757
Share of (losses) profits from equity method investees	(484,969)	(998,606)	(109,989)	230,280	45,509
Dividend income	—	—	—	142,265	162,100
Income from partial disposal of interest of a subsidiary	—	—	—	175,903	—
Operating profit (loss)	42,392,112	27,075,065	(166,589,616)	(10,448,362)	(251,551,128)
Interest income	3,480,212	1,860,017	2,082,605	1,711,117	696,292
Interest expense	—	(109,590)	(4,952,239)	(4,716,577)	(2,614,543)
Government grant	672,515	—	—	—	—
Other (expenses) income	(38,491)	(1,278)	—	42,153	(605,958)
Net income (loss) before income taxes	46,506,348	28,824,214	(169,459,250)	(13,411,669)	(254,075,337)
Income tax benefit (expense)	212,325	(2,348,254)	18,202,289	793,415	7,547,421
Net income (loss)	46,718,673	26,475,960	(151,256,961)	(12,618,254)	(246,527,916)
Net loss (income) attributable to noncontrolling interest (3)	91,277	127,043	(81,261)	114,962	118,724
Net income (loss) attributable to VisionChina Media Inc. shareholders	46,809,950	26,603,003	(151,338,222)	(12,503,292)	(246,409,192)
Net income (loss) per common share:
Basic	0.67	0.37	(1.83)	(0.12)	(2.43)
Diluted	0.65	0.37	(1.83)	(0.12)	(2.43)
Weighted average number of shares used in computation of net income (loss) per share:
Basic	70,064,663	71,686,900	82,739,234	102,047,412	101,351,222
Diluted	72,404,916	72,676,438	82,739,234	102,047,412	101,351,222

	For the year ended December 31,
	2008	2009	2010	2011	2012
	(US$, except number of shares)
Share-based compensation expenses during the related periods included in:
Cost of revenues	39,847	63,477	100,711	58,836	52,824
Selling and marketing expenses	1,163,623	3,698,329	432,632	447,767	394,719
General and administrative expenses	263,587	570,305	414,162	311,070	221,111

(1)   The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012 and in Shenzhen effective November 1, 2012. The value-added tax rate applicable to the subsidiaries and consolidated variable interest entities of our group in Shanghai, Beijing and Shenzhen is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

(2)   Included in operating expenses for the year ended December 31, 2010 and 2012 was a non-cash impairment loss of US$145.7 million and US$178.8 million made against the intangible assets and goodwill relating to our acquisitions of three out of the six advertising agency businesses in 2008 and our acquisition of Digital Media Group Company Limited (“Digital Media Group”)in 2010. More details of such impairment loss can be found on page 61 “Item 5. Operating and financial review and prospects — A Operating results — Results of Operations — Year Ended December 31, 2011 Compared to Year Ended December 31, 2010”.

(3)   We adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 810-10-65, Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or ASC 810-10-65, on January 1, 2009 retrospectively.

	As of December 31,
	2008	2009	2010	2011	2012
	(US$, except number of shares)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	163,248,286	68,834,087	67,211,336	80,309,629	29,012,381
Total asset	293,639,567	388,915,736	442,959,951	415,140,682	149,795,319
Total current liabilities	42,304,706	102,935,518	185,514,939	120,961,630	108,805,722
Net assets	245,634,615	273,415,714	215,252,534	283,401,981	40,012,946
Common shares	7,182	7,214	8,490	10,131	10,137
Total VisionChina Media Inc. shareholders’ equity	245,073,214	272,981,356	214,785,004	283,184,369	39,914,058
Number of common shares issued and outstanding	71,819,442	72,140,684	84,894,888	101,313,015	101,366,544

Note: We adopted ASC 810-10-65 (formerly FASB Statement No. 160, Noncontrolling Interests) on January 1, 2009, retrospectively.

	As of December 31,
	2010	2011	2012
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	121,588	111,856	87,473
Direct investment cities	1,784	1,573	1,571
Total	123,372	113,429	89,044
Number of digital displays in our supplemental subway advertising platform	14,023	23,994	19,523

	For the Year Ended December 31,
	2010	2011	2012
Total hours of broadcasting(1)	195,366	175,598	162,917
Average revenue per hour(1)(2)(US$)	677	1,002	667
Average advertising minutes sold per hour	6.75	8.78	6.53

(1)   Includes all of the cities in our network and supplemental subway advertising platform.

(2)   We calculate average revenue per hour by dividing our advertising service revenue derived from our network and supplemental subway advertising platform by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.

Exchange Rate Information

A number of RMB-denominated figures used in this annual report are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012, which was RMB6.2301 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of RMB per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.1311 to US$1.00 as of May 24, 2013.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April	6.1647	6.1861	6.1647	6.2078
May (through May 24)	6.1311	6.1446	6.1306	6.1665

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

Risks Related to Our Company and Our Industry

We incurred recuring loss and experienced negative cash flow of operations; these conditions raise substantial doubt as to our ability to continue as a going concern.

The following factors raise substantial doubt about our ability to continue as a going concern for the foreseeable future.

•      For the years ended December 31, 2012 and 2011, we incurred net loss of US$246.5 million and US$12.6 million, respectively.

•      During the year ended December 31, 2012, we experienced negative cash flow of operations of US$27.2 million.

•      As of December 31, 2012, we had an overdue consideration payable of US$64.0 million in relation to the acquisition of Digital Media Group which is currently the subject of litigation with the Former Digital Media Group shareholders. In August 2012 the Supreme Court of the State of New York (the “New York Court”) ordered us to transfer US$60 million into New York State to be held in the custody of the New York City Sheriff’s Office or into an escrow account controlled by the New York City Sheriff. US$4.5 million that were held by us outside the China was transferred to the New York City Sheriff accordingly as of December 31, 2012. We were not able to transfer the remaining balance of US$55.5 million as ordered by the New York Court as we had cash and cash equivalents of US$29.0 million only as of December 31, 2012, most of which were held by our subsidiaries or consolidated variable interest entities in China and moreover we had not been able to obtain approval from the relevant authority in China to transfer assets or cash held by us in China to satisfy the transfer order of the New York Court.

This uncertainty may create additional concerns for our creditors, suppliers, customers and other counterparties, which may make it more difficult for us to conduct our business and meet our debt and other obligations. Moreover, our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty; and the adjustments could be substantial.

Due to the current and on-going deteriorating advertising industry market conditions in China and overall global economic slowdown, we have scaled back certain of our businesses. The significant uncertainties regarding the final result of the litigation with the former shareholders of Digital Media Group and the sustainability of the China advertising industry in the current macroeconomic environment are likely to continue to adversely impact demand for our service. In order to mitigate the above factors, we have the following plans and actions:

•      We have taken or are in the process of taking a number of initiatives to reduce costs and improve working capital management.  We have been negotiating with a number of vendors, including vendors of concession right contracts, for them to provide us with lower prices or more favorable payment terms in order to achieve cost savings. We have decided to postpone a substantial portion of its planned capital expenditures for the next twelve months. In addition, we have implemented measures to more closely monitor the collection of receivable balances with an aim to improving liquidity.

•      We have successfully negotiated with certain banks and will continue to negotiate with other banks to obtain revolving bank facilities to ensure our bank borrowings can be renewed on an on-going basis.  From January 1, 2013 to May 29, 2013, we had obtained additional secured short-term bank borrowings of US$24.2 million with interest rates of 160% of the People’s Bank of China Benchmark rate (“Benchmark Rate”). We are currently seeking secured credit facilities from other PRC financial institutes of approximately US$48.0 million which we can utilize for working capital purpose in the next twelve-month period.

•      We have performed a review of its cash flow forecast for the twelve months ending December 31, 2013. We believe that its operating cash flow will improve in 2013. While management believes the forecast is based on reasonable assumptions, significant assumptions include revenue growth rate of 9%.

We have formulated a liquidity plan as summarized under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations — Ability to seek additional financing for our operations and to execute our liquidity plan.” We cannot assure you that we will be able to successfully execute such liquidity plan. The amount of liquidity that we may need may be greater than currently anticipated as a result of additional factors and events beyond our control, such as protracted global economic slowdown, continued downturn in the China advertising market, potential financial crises globally or in any region where we conduct a significant portion of our business, unfavorable result of the litigation with former shareholders of Digital Media Group. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy our liquidity requirements, and we may, as a result, be unable to continue as a going concern.

The prolonged global economic and financial market crisis has had and may continue to have a negative effect on the market price of our ADSs, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

The prolonged global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States, China and other parts of the world. The current European debt crisis and related financial restructuring efforts, including in Greece, Italy, Spain, Portugal and Ireland, are contributing to instability in global financial markets, which adversely affects consumer confidence, the cost of borrowing and economic activity. This global economic and financial market crisis has had, and may continue to have, a negative effect on the market price of our ADSs, the volatility of which has increased as a result of the disruptions in the financial markets. It may also impair our ability to borrow funds or enter into other financial arrangements if and when additional funds become necessary for our operations. We believe many of our advertisers have also been affected by the recent economic turmoil. Current or potential advertisers may no longer be in business, may be unable to fund advertising purchases or determine to reduce purchases, all of which would lead to reduced demand for our advertising services, reduced gross margins, and increased delays of payments of accounts receivable or defaults of payments. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given our fixed media costs associated with our operations. Therefore, if the current economic downturn continues, our business, financial condition, results of operations and cash flow could be materially and adversely affected. In addition, the timing and nature of the continued recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future or that our results will not continue to be materially and adversely affected.

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

For the period from April 8, 2005, the date we commenced operations, to December 31, 2005, 2006, 2010, 2011 and 2012, we incurred a net loss of US$0.4 million, US$4.1 million, US$151.3 million, US$12.6 million and US$246.5 million, respectively. We pay media costs, the components of which are detailed in Item 5A “Operating Results — Cost of Revenues — Advertising Service Cost — Media Costs”, to our local operating partners for operating our advertising business on buses and subways. These costs constitute a significant portion of our cost of revenues and accounted for approximately 70.8%, 56.9% and 83.9% of our total revenues in the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, in respect of the exclusive agency agreements for our bus platforms, eight were entered into with our direct investment entities and seven were entered into with independent local operating partners. In respect of the exclusive agency agreements for our subway platforms, one agreement was entered into with one of our direct investment entities and all other agreements were entered into with independent local operating partners across eight cities in the PRC. Our exclusive agency agreements typically have terms ranging from three to ten years, and do not contain any renewal provisions. Upon expiration of the exclusive agency agreements, we will discuss renewal of the agreements with our local operating partners, and the detailed terms of the new exclusive agency agreements will be negotiated at that time. The exclusive agency agreements cannot be terminated before expiration of the term unless agreed by both parties, and the party who initiates the early termination is subject to penalty at an amount specified in the respective agreement. Our media costs each year from these agreements is fixed and is determined upfront at the time when the contracts were signed. We negotiate each of our exclusive agency agreements with our local operating partners on a case-by-case basis and determine the amount of the media cost for each year under the agreement through the process of negotiation. All of our exclusive agency agreements contain escalation clauses to increase the media cost at pre-determined fixed amounts each year under the agreements, except for (i) two exclusive agency agreements that in aggregate accounted for less than 5% of our media cost and (ii) one exclusive agency agreement that has a fixed media cost for the first six years with an annual increase in the media cost beginning in the seventh year. However, our revenues may fluctuate significantly from period to period as a result of, among others, seasonality, customer loyalty, competition and changes in regulations. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations and result in a net loss in the period.

We impaired our goodwill or other amortizable intangible assets in 2012 which adversely affected our financial condition and results of operations.

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of goodwill and our amortizable intangible assets may not be recoverable, such as a decline of growth in our industry, may have an adverse impact on the operating result of the acquired businesses. We evaluate the amounts of the goodwill and amortizable intangible assets for impairment based on the forecasts of financial performances of the acquired businesses which in turn are based on various assumptions. As of December 31, 2012, we had already written down all of our goodwill and amortizable intangible assets acquired during the acquisition of six advertising agency businesses in 2008 and Digital Media Group in 2010. These impairment charges have had a material adverse effect on our business and results of operations. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Goodwill and Intangible Assets”.

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

To date, our local mobile digital television operating partners in Shenzhen, Beijing, Zhengzhou, Guangzhou, Ningbo and Shenyang (i.e., Shenzhen Mobile Television Co., Ltd., Beijing Beiguang Media Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited, Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd. and Liaoning Beifang New Media Co., Ltd.) have obtained SARFT approvals for operating mobile digital television networks in these cities. Our local mobile digital television operating partners in Changzhou and Dalian (i.e., Changzhou Television Station and Dalian Television Station) submitted their applications to SARFT after April 30, 2006. Our local mobile digital television operating partners in cities other than those mentioned above submitted applications to SARFT before April 30, 2006 as required under the March 2006 Notice, and none of the applications has been rejected by SARFT as of April 30, 2013. In aggregate, approximately 59.8% of our advertising service revenue in 2012 was attributable to the cities where our local operating partners have not obtained the SARFT approvals.

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

All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered outdoor advertising. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2012, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expect the SAIC to levy any fines or sanctions in the future. Our local operating partners have expressed to us their willingness to fully comply with all relevant rules and regulations, including registering with the SAIC, and we therefore believe our local operating partners will be able to apply for the appropriate registrations in the event that the SAIC or the competent government authority determines that such registrations are required. As a precaution to cope with such legal uncertainty, our direct investment entities in Haerbin and Zhengzhou had completed the required registrations, but these registrations have already expired in 2008. Currently, our local operating partners have advised us that they do not believe such registrations are necessary, and none of our local operating partners are planning to submit registration applications to the SAIC. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising and a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine and may be ordered to stop disseminating the advertisements and as a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect in our overall business.

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

All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered “outdoor advertising”. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. All of the existing SAIC registrations by our local operating partners have already expired in 2008. As a result, 100% of our revenues in 2010, 2011, and 2012 were derived from cities where our local operating partners do not have an advertising registration certificate from the SAIC. Therefore, all of our revenues would be impacted in case of a regulatory enforcement action by SAIC. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2012, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expect the SAIC to levy any fines or sanctions in the future. Our exclusive agency agreements with each of our local operating partners or our joint venture agreements with our local operating partners require them to comply with all relevant laws and regulations, which include obtaining any approvals necessary to legally provide advertising time to us. Our local operating partners have expressed to us their willingness to fully comply with all relevant PRC rules and regulations during our conversations with them. Although no written assurances have been provided, our local operating partners have orally expressed their willingness to register with the SAIC in the event that the SAIC or the competent government authority determines that such registrations are required. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising, it will take SAIC as long as seven working days to review and approve an outdoor advertising registration after its acceptance of application filed by our local operating partner or direct investment entity. And if a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine up to RMB 30,000, confiscation of advertising fees and may be ordered to stop disseminating the advertisements. As a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect on our overall business.

If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.

SARFT promulgated Measures of Administration of Advertisement Broadcasting of Radio and Television in 2009 that became effective on January 1, 2010. This regulation is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than12 minutes each hour. On average, we sold 6.75, 8.78 and 6.53 advertising minutes per broadcasting hour for the years ended December 31, 2010, 2011 and 2012, respectively. However, there is some uncertainty because as of December 31, 2012, there have been no SARFT actions, pronouncements of guidance or statements to the effect of determining that the regulation referenced above is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to regulate or restrict the advertising time digital television networks, nor have there been any plans for future action. In this sense, our future revenues could be significantly impacted by an enforcement action by SARFT for the above regulation on the mobile digital television industry. Our PRC counsel has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of May 29, 2013, SARFT has not indicated that this regulation shall apply to mobile digital television. In addition, all of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have orally confirmed that the foregoing restrictions on the total advertising time of a radio or television station or channel advertisements are not applicable to advertising on mobile digital television when we entered into media contracts with them. As a result, we believe that this regulation is not applicable to the mobile digital television industry. However, SARFT may determine that this regulation is applicable to the mobile digital television industry or promulgate new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks. Even though our PRC legal counsel has advised that under the relevant PRC laws and regulations, we are able to enforce these media contracts against our state-owned local operating partners and there is no limitation on the enforceability of these media contracts, if any of the foregoing regulatory enforcement actions occurs, the total advertising time on our network will be limited. As the annual increase of our media costs is already fixed under our media contracts and the contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the network of local operating partners is limited, a regulatory limitation on the number of advertising minutes would limit our potential revenues, while our media costs continue to increase. Our business, advertising service revenue and operating results could therefore be materially and adversely affected.

Our failure to maintain relationships with local television stations or local mobile digital television companies would harm our business and prospects.

Our ability to generate revenues from advertising sales depends largely upon our ability to air advertisements on large mobile digital television networks on mass transportation systems in cities. This, in turn, requires that we develop and maintain business relationships with local television stations, local mobile digital television companies, local governments, and mass transportation services through which we obtain programming, broadcasting and space for our mobile digital television advertising networks. As of December 31, 2012, we provided advertising services mainly through our network and supplemental subway advertising platform with approximately 108,567 digital displays in 19 cities in China, among which we have entered into exclusive advertising agency arrangements in 18 cities and direct investment arrangements in 11 cities in China. Also, as of March 31, 2013, our mobile digital television advertising network and supplemental subway advertising platform covered 19 cities in China. We cannot assure you that we can maintain these relationships on satisfactory terms, or at all. Our local operating partners may unilaterally terminate our agreements with them before the expiration of these agreements if there are events of force majeure or if we have breached the agreements. For example, our agreement with our local operating partner in Beijing requires us to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner in Beijing and the local bus company in Beijing. If we fail to perform our contractual obligations, we will be in breach of our agreement and our local operating partner may unilaterally terminate our agreement. If we fail to maintain relationships with our local operating partners, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

We do not completely control the operations of our direct investment entities; any dispute with the local television stations could harm our business.

We operate in 10 cities through direct investment entities formed with the local television stations. PRC law provides that the television stations or entities controlled by them must own no less than 51% of the equity interests in any mobile digital television operating company. We own a 49% equity interest in those direct investment entities, except the direct investment entity in Shenzhen in which we own a 25% equity interest and the direct investment entity in Wuxi in which we own a 14% equity interest. Seven out of ten of our direct investment agreements provide that we have the right to appoint the general manager of the direct investment entity, who will be in charge of the day-to- day operations of the direct investment entity. The right to appoint the general manager is subject to confirmation by the direct investment entity. Our local operating partners, the local television stations including Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station and Ningbo Broadcast and Television Group, control the broadcasting and are responsible for compliance matters. We cannot assure you that disputes will not arise between us and our local operating partners, and that any such disputes will be resolved in our favor. Further, our interests and the interests of our local operating partners may be different. In some cases, we may have to rely on court proceedings to resolve the disputes between us and our local operating partners. Any litigation will divert our resources and may result in a judgment against us. If any dispute between us and our local operating partners arises, our business operations could be harmed, and our financial condition and results of operations could be materially and adversely affected.

Our failure or our local operating partners’ failure to maintain existing relationships or develop new relationships with local bus companies or subway companies would harm our business and prospects.

In most of the cities where we operate, our business relationships with local bus companies or other selected operations are secured and provided by our local operating partners or our direct investment entities. Furthermore, as of December 31, 2012, our operations on the supplemental subway advertising platform in Guangzhou, Beijing, Tianjin, Chongqing, Nanjing and Shenzhen are secured by our agreements with the subway companies in these six cities, respectively. However, we cannot assure you that we and our local operating partners can maintain these relationships with the local bus companies or subway companies on satisfactory terms, or at all, or that the local bus companies or subway companies will not terminate these relationships before their expiration. If we or our local operating partners fail to maintain these relationships, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

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

Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has issued a notice to require some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. Our PRC counsel advises that while SARFT has promulgated the foregoing timeline for conversion to the National Standard, as of December 31, 2012, SARFT has not assessed any fines or penalties related to non-compliance with the National Standard. As of April 30, 2013, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 11 cities (Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., and Changzhou China Mobile Television Company Limited) have been converted to the National Standard, but those in another six cities (Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd. have not yet completed the conversion and do not meet the requirements of the National Standard. As of April 30, 2013, except for in Beijing, our local operating partners in the seven cities have not begun the conversion process, and we and our local operating partners estimate that the conversion process will take no more than two years to complete once the conversion process begins. The actual amount of time required for the conversion process in any given city depends on a number of factors, including the size of the mobile digital television network in that city, the equipment currently used, the resources available for the conversion and the schedule for replacing the equipment. Our direct investment entities, Henan Cable China Mobile Television Company Limited and Jilin Mobile Television Co., Ltd., and our local operating partners, Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd. and Shanxi Dazhong Mobile Television Co., Ltd., will be required to spend significant capital and other resources, including purchasing new equipment, to convert their digital television broadcasting infrastructure to the National Standard. Three of our local operating partners, Beijing Beiguang Media Mobile Television Co., Ltd., and Beijing Beiguang Metro Media Co., Ltd., told us the conversion process had been started as of April 9, 2012. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in five of the eight remaining cities. The total cost of converting the equipment to the National Standard in these four cities, namely Beijing, Nanjing, Changchun and Zhengzhou, is not expected to exceed RMB10.0 million. However, we and our local operating partners have not yet determined the allocation of the conversion expenses. Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.

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

As is customary in the advertising industry in China, we generally do not have exclusive or long-term agreements with our advertising clients. A majority of our agreements with our advertising clients have a term of less than a year. As a result, we must rely on high-quality services, industry reputation, our network size and coverage and favorable pricing to attract and retain advertising clients. There is no assurance, however, that we will be able to maintain our relationships with current and/or future clients. In particular, we derive a substantial percentage of our revenues from a small number of advertising clients. For example, our top ten advertising clients in the aggregate accounted for 32.9% of our total revenues for the year ended December 31, 2012. These and our other advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. We have lost client accounts in the past and may lose client accounts in the future. If a substantial number of our advertising clients choose not to continue to purchase advertising time from us, we would be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected.

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

A substantial majority of our revenues are currently generated from our operations in the four major cities in China: Beijing, Shanghai, Guangzhou and Shenzhen. Our revenues in Beijing, Guangzhou and Shenzhen in the aggregate accounted for 63.1% and 62.9% of our total advertising service revenue in 2008, and 2009, respectively. Following the completion of our acquisition of Digital Media Group, we expanded our network to the subway platform in Shanghai and additional subway lines in Beijing and Shenzhen, and these four major cities in the aggregate accounted for 65.8%, 72.4% and 67.0% of our total advertising service revenue in 2010, 2011 and 2012, respectively. We expect to generate a substantial portion of our revenues from these four cities in the future. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or changes in advertising preferences, our mobile digital television network, our supplemental subway advertising platform and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with the local operating partners in these cities (i.e., Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd. and Shenzhen Metro Co., Ltd.), our business, financial condition and results of operations would be materially and adversely affected.

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

In particular, we depend on our sales and marketing team to sell advertising time. We market our advertising services directly to advertisers, as well as to advertising agencies. As of December 31, 2012, we had 434 dedicated sales and marketing personnel and 4 consultants to support our sales and marketing efforts. We depend on our sales staff to market our services to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff as our business continues to grow. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel, our sales and marketing efforts may be materially impaired and our business, financial condition and results of operations could be materially and adversely affected.

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

Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for such acquisition candidate on commercially reasonable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of our time and resources and may potentially disrupt our existing business. Furthermore, we cannot assure you that we will be able to successfully integrate our acquisitions into our operations or that the expected synergies from future acquisitions will actually materialize. For example, in connection with the integration of our acquisition of Digital Media Group, we may desire to replace the current shareholders of Beijing Eastlong Advertising Co., Ltd., or Beijing Eastlong Advertising, the consolidated affiliated entity of Digital Media Group, with employees of ours. However, the replacement of the current shareholders of Beijing Eastlong Advertising will require us to obtain the consent of the counterparty to exclusive agency arrangement for the Shanghai subway, and there can be no assurance that we would be able to obtain such consent in a timely manner or at all. In addition, acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. For example, in connection with the acquisitions of the six advertising agency businesses completed by us in China in 2008, we are required to pay additional consideration if the acquired businesses meet specified performance targets in the years from 2008 through 2010. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” for more details regarding the consideration calculated based on performance targets. In addition, among the total consideration of US$160.0 million for our acquisition of Digital Media Group, US$60.0 million will be paid in cash or shares on the first and second anniversaries of the acquisition. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” for more details. Future acquisitions may also expose us to potential risks, including risks associated with:

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

Based on our financial statements, relevant market data and the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company for 2012, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.

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

In addition, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by value (determined on a quarterly average) in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2013 or any future taxable year. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Consequences.”

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

We are currently involved in litigation against the selling shareholders of Digital Media Group, and in connection with this litigation, we recorded contingent loss of US$9.4 million as of December 31, 2012 based on our management’s current assessment of the possible outcome of this pending litigation. There can be no assurance that we will be successful in defending against any claims in the future. The damages, costs, expenses and attorneys’ fees arising from any future claims against us could have an adverse effect on our business, results of operations, financial condition and prospects. In addition, our reputation may be negatively affected by these or any future allegations. Our litigation with the selling shareholders of Digital Media Group is detailed in “Item 3. Key information— D. Risk Factors — Risks Related to Our Corporate Structure —Our ongoing litigation with the former shareholders of Digital Media Group may have a material adverse effect on our business and results of operations.”

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

We expect to continue to depend upon our contractual arrangements with our consolidated affiliated entities and their subsidiaries and their equity holders to operate our advertising business in China due to the PRC regulatory restrictions on foreign investments in our industry. If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) our consolidated affiliated entities or their subsidiaries terminate these contractual arrangements or (iii) our consolidated affiliated entities or their subsidiaries fail to perform their obligations under these contractual arrangements, we would not be able to continue our business operations in China or to derive economic benefits from operations of our consolidated affiliated entities or their subsidiaries, and the value of your ADSs would substantially decrease. Pursuant to the terms of each of (i) the technology and management services agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, (ii) the domain name license agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, (iii) the cooperation agreement entered into on February 22, 2005 between Beijing Eastlong Technology and Beijing Eastlong Advertising and (iv) each of the respective loan agreements, equity pledge agreement and option agreements to which CDTC and Beijing Eastlong Technology, respectively, is party, if CDTC or Beijing Eastlong Technology, as applicable, breaches its representations or warranties or any of the terms of the agreement, then the nondefaulting party, i.e., the relevant consolidated affiliated entity or the shareholders of the relevant consolidated affiliated entity, as applicable, would have the right to terminate the agreement. VisionChina Media Group and Beijing Eastlong Advertising, however, do not have any substantive kick-out rights available to them under any of the contractual arrangements. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate advertising businesses in China.

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

Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, we invest in ventures with local television stations and provide advertising services on our out-of-home digital television networks in the PRC through VisionChina Media Group and Beijing Eastlong Advertising, both PRC legal entities. VisionChina Media Group was established by our co-founders, and Beijing Eastlong Advertising was established by Haifeng Wang and Qiujun Men. The paid-in capital of VisionChina Media Group was funded by us or CDTC through a loan extended to the co-founders. CDTC has entered into certain exclusive agreements with VisionChina Media Group, which obligate us to absorb a majority of the risk of loss from VisionChina Media Group’s activities and entitle us to receive a majority of its residual returns. In addition, we, through CDTC, has entered into certain agreements with the two individuals, including a loan agreement for the paid-in capital of VisionChina Media Group described above, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. As provided by these agreements, all raised disputes are subject to PRC court proceedings. Similarly, the paid-in capital of Beijing Eastlong Advertising was funded by Beijing Eastlong Technology, which became our wholly owned subsidiary subsequent to our acquisition of Digital Media Group in 2010, through loans extended to its equity holders. Beijing Eastlong Technology Development Co., Ltd., or Beijing Eastlong Technology has entered into certain exclusive agreements with Beijing Eastlong Advertising, which obligate us to absorb a majority of the risk of loss from Beijing Eastlong Advertising’s activities and entitle us to receive a majority of its residual returns. In addition, Beijing Eastlong Technology has entered into certain agreements with the two individual equity holders, including a loan agreement for the paid-in capital of Beijing Eastlong Advertising described above and an option agreement to acquire the equity interest in Beijing Eastlong Advertising when permitted by the PRC laws and a share pledge agreement for the shares in Beijing Eastlong Advertising held by Qijun Men and Haifeng Wang. As provided by these agreements, all raised disputes are subject to PRC court proceedings. The major difference between binding arbitration and court proceedings in the PRC is that PRC arbitration judgments are binding, enforceable and may not be appealed, whereas the PRC court judgments are subject to appeal to the People’s Court of Appeal. According to the Civil Procedure Laws of the PRC, each party to a dispute in its first trial is entitled to appeal within the statutory time limit, and the court shall hear all appeals once the case is filed in the second instance. Before the appeal is heard, the people’s court of the first trial shall serve copies of the appeal petition on the respondent within five days of receiving an appeal petition, and the respondent shall submit its defense in writing within 15 days of receiving such copies of the appeal petition. Failure by the respondent to submit a defense shall not prevent the case from being tried by the people’s court. In trying an appealed case against a judgment, the people’s court shall make a final judgment within three months of the case being filed in the second instance; in trying an appealed case against an order, the people’s court shall make a final order within 30 days of the case being filed in the second instance. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a detailed description of these contractual arrangements.

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

These contractual arrangements enable us to exercise effective control over VisionChina Media Group and its subsidiaries and receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries for a remaining period of 19 years. If VisionChina Media Group fails to comply with its obligation under the foregoing contractual arrangement, such non-performance may have adverse effect on our financial condition and results of operations. Further, the contractual arrangements enable us to exercise effective control over Beijing Eastlong Advertising and its subsidiaries and receive substantially all of the economic benefits of Beijing Eastlong Advertising and its subsidiaries for a remaining period of 2.2 years. If Beijing Eastlong Advertising fails to comply with its obligation under the foregoing contractual arrangement, such non-performance may have adverse effect on our financial condition and results of operations.

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

Our Company and its wholly owned subsidiary, Vision Best Limited, filed a summons with notice in the New York Court on December 27, 2010 against the selling shareholders and former management of Digital Media Group. The summons with notice alleged that the selling shareholders of Digital Media Group (i) engaged in an unlawful scheme to induce us, through false, deceptive, and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme. The summons with notice further alleged that we are owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which we acquired Digital Media Group (the “Merger Agreement”). The claims summarized in the summons with notice were set forth in a more detailed complaint we filed on February 2, 2011.

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

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits. It granted the motion to dismiss our fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of Digital Media Group’s electronic data. The New York Court denied the Former Digital Media Group Shareholders’ motion to dismiss our indemnification claim for not less than US$2,785,633 but granted their motion to attach our assets in the amount of US$30.0 million plus interest, as security in the event the Former Digital Media Group Shareholders were successful in their monetary claims against us. The ruling also required the Former Digital Media Group Shareholders to file a US$500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment. Finally, the New York Court denied the Former Digital Media Group Shareholders’ request to compel us to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

On November 11, 2011 we filed an appeal from the New York Court’s orders.

On November 21, 2011 the Former Digital Media Group Shareholders filed a motion for partial summary judgment in the New York Court, seeking a judgment against us of US$60.0 million plus interest for failure to make US$60.0 million in post-closing payments claimed to be due for the acquisition of Digital Media Group. They also filed a motion to confirm the order of attachment previously entered in the amount of US$30.0 million plus interest. No decision has been reached by the New York Court on these pending motions as of April 26, 2012.

On August 13, 2012, the New York State Supreme Court entered an order, or the August 13 Order, directing us and Vision Best Limited, on or before August 21, 2012 to (a) transfer US$60.0 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) deposit US$60.0 million into an escrow account controlled by the Sheriff, or (c) make other arrangements satisfactory to the Former Digital Media Group Shareholders in the litigation for security with respect to the final judgment in that amount. We and Vision Best Limited took prompt steps to comply with the August 13 Order and have arranged for the delivery to the Sheriff of more than US$3.2 million in cash denominated in or convertible to U.S. dollars that were held by or for us or our subsidiaries outside the PRC. With respect to unds held within the PRC in Renminbi, any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the SAFE. Accordingly, on August 20, 2012, the Company applied to the SAFE for such approval, for the transfer of the balance required under the August 13 Order (an amount equivalent to approximately US$56.8 million). However, the SAFE denied the application on August 20,2012.

At same time as taking steps to comply with the August 13 Order to the extent possible, we have also appealed the August 13 Order. We sought a stay of enforcement of the August 13 Order, but that request was denied, first by a single judge of the appellate court on August 17, 2012 and then by a full panel of that court on October 2, 2012. We have perfected the appeal from the August 13 Order.

On October 21, 2012, Former Digital Media Group Shareholders filed a contempt motion in the New York Court against us and Vision Best for failure to transfer US$60 million into New York State by August 21, 2012 as directed in the August 13 Order.

On January 7, 2013, the New York Court issued an order of civil contempt against us that we had failed to comply fully with an August 13, 2012 turnover order requiring us to post security in connection with prejudgment orders of attachment totaling US$60 million. The turnover order required us to pay that amount to the New York City Sheriff or enter into an escrow of the funds in the People’s Republic of China or alternative security arrangement acceptable to plaintiffs. Although we arranged to transfer to the Sheriff most of the assets of its subsidiaries located outside the PRC (almost US$4.5 million), we had advised the judge that it was not able to transfer additional assets held by its PRC subsidiary because of restrictions of the PRC’s State Administration of Foreign Exchange (the “SAFE”).

On February 19, 2013 the New York State Supreme Court entered a modified order (the “February 19 Order”), adding to the terms of the August 13 Order the alternative provision that we may deposit in escrow, with the Jun He Law Offices as escrow agent, an amount of Chinese currency equivalent to US$60 million less the amount currently on deposit of approximately US$4.5 million with the New York City Sheriff’s Office, to be held in escrow until a final judgment in this action or a settlement between the parties resolving the action. However, the Jun He Law Offices have informed the New York Court that they were not willing to serve as escrow agent and the Company had been advised that any escrow of funds to be held in China pursuant to an agreement that contemplates the possibility of ultimate transfer of Chinese currency outside of China requires approval of SAFE. The contempt sanction was a fine of US$250 plus payment of the plaintiffs’ attorneys’ fees incurred on the contempt application. The plaintiffs’ attorneys’ fee was estimated to be US$282,000 and such amount is fully accrued as of December 31, 2012 and included in accrued expenses and other current liabilities (however, as explained below, the amount actually awarded was US$185,892.31 in plaintiff’s attorney’s fee in addition to a US$250 fine, a total of US$186,142.31). We filed a notice of appeal from that Contempt Order on March 15, 2013

On May 16, 2013, the New York Court ordered us to pay Former Digital Media Group Shareholders US$250 fine plus plaintiffs’ costs and reasonable attorneys’ fees in the amount of US$185,892.31 within fifteen days. We will also continue to vigorously pursue its appeal to revive its affirmative claims against Gobi Partners and Oak Investment Partners for fraud and other relief. However we are unable to predict the ultimate outcome of the matter. We note that our exposure includes the following possible outcomes:

(a) the Former Digital Media Group Shareholders might obtain a judgment in the amount of US$60.0 million plus interest;

(b) the Former Digital Media Group Shareholders might be successful in obtaining (i) an order requiring us to release the restrictive legend on the stock that the Former Digital Media Group Shareholders received in consideration for the acquisition of Digital Media Group or (ii) damages arising out of the failure to remove the restriction;

(c) we might not succeed in recovering on our claim with respect to the indemnity escrow (in which we seek US$2,785,633), and the Former Digital Media Group Shareholders might succeed in compelling the escrow to be turned over to them; and

Although we continue to claim in the pending litigation in the New York Court, and expect to appeal, that no further consideration should be paid to the Former Digital Media Group Shareholders, the consideration provided for in the Merger Agreement has been fully provided for in the consolidated financial statements. In addition, accrued interest of US$9,368,145 on the unpaid but challenged post-closing consideration of US$60.0 million provided for in the Merger Agreement has been recorded and included in accrued expenses and other current liabilities. We have made these provisions because we consider that, unless we succeed on appeal, payment of such amounts is probable based on the November 3, 2011 order of the New York Court. We estimate that the further potential loss that could result from this litigation may be as much as US$67 million as of date of this annual report, but we consider such potential loss merely possible but not probable due to uncertainty. The litigation is still in progress as of May 29, 2013.

The audit report included in this annual report are prepared by auditors that are not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws in the United States and professional standards. However, because we have substantial operations within the PRC, the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities. As a result, our auditors are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers, such as our chief executive officer, Limin Li, our chief operating officer, Wei Liu, our chief development officer, Haijun Liu, and our chief financial officer, Yan Wang, reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us or our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.

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

As an offshore holding company of our PRC operating subsidiary and consolidated affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated affiliated entities in China are subject to PRC regulations and approvals. For example:

•                  loans by us to foreign invested enterprises, such as our PRC subsidiaries cannot exceed statutory limits and must be registered with the SAFE, or its local counterparts; and

•                  loans by us to domestic PRC enterprises, such as our consolidated affiliated entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

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

Before the EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zones in the PRC, CDTC and VisionChina Media Group were allowed to enjoy a preferential tax rate of 15%, and pursuant to the requirement of the EIT Law, continue to enjoy the lower rate and gradually transition to the new tax rate within five years from 2008 to 2012. VisionChina Media Group’s sales branches located in various cities in the PRC are subject to enterprise income tax at standard rate of 25% under the EIT Law. Furthermore, in November 2008, VisionChina Media Group was recognized as “new and high technology enterprises strongly supported by the state” and is entitled to a preferential tax rate of 15% for 2009 and 2010. In October 2011, VisionChina Media Group obtained the approval from the government authorities to be recognized as a state-encouraged high-new technology enterprise in 2011, 2012 and 2013, and is entitled to a preferential tax rate of 15% in these three years, subject to tax authority approval at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the years of 2010, 2011 and 2012, respectively. Furthermore, one of our operating consolidated affiliated entities in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009 and reduced tax rate of 7.5%, 7.5% and 12.5% in 2010, 2011 and 2012. Notwithstanding the standard statutory tax rate of 25%, in 2011, under the direction of the relevant in-charge tax authority, one of our operating consolidated affiliated entities, Jiangxi Huashi Media Advertising Co., Ltd., or Jiangxi Huashi, applied a deemed-profit-rate method for its annual tax filings in 2011. Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues. An additional amount of US$0.4 million would otherwise have been payable if deemed-profit-rate method is not allowed for the year ended December 31, 2012. However, we cannot assure you that our PRC operating subsidiary and consolidated affiliated entities will continue to receive preferential tax treatments in the future. Any further legislative changes to the tax laws and or regulations could in future years by applicable authorities and become subject our PRC operating subsidiary and consolidated affiliated entities to increased income tax rates. Any increase in the enterprise income tax rate applicable to our operating subsidiary and consolidated affiliated entities in the PRC would decrease our net income and materially and adversely affect our financial condition and results of operations.

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

Also, on April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa [2009] No. 82, Notice on the Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the Place of Effective Management Criteria, or Circular 82, with retrospective effect from 1 January 2008. According to Circular 82, any enterprise established under the law of a country or region other than the PRC but whose main investor is a PRC enterprise or Group shall be recognized as a resident enterprise for PRC tax purposes if all the following criteria are met: (i) the senior executives responsible for its daily production or business operations and the place where such responsibilities are carried out are mainly located in China; (ii) decisions about its finances (such as borrowing, lending, financing and managing financial risk) and human resources (such as staff recruitment, termination, and remuneration policies) are made or approved by organizations or individuals located in China; (iii) its major properties, accounting books and records, company seal, board minutes and resolutions, shareholders’ meeting minutes, etc. are kept in China; and (iv) 50% or more of its voting directors or its senior executives habitually reside in China. The principle of “substance over form” applies when determining the place of effective management. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue.

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

For the year ended December 31, 2010, 2011 and 2012, our legal entities organized outside of the PRC incurred losses. Therefore, even if our legal entities organized outside of the PRC are treated as PRC residents for purpose of the new EIT law, our management believes there was no material impact on our results of operations.

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

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2012, we had 101,366,544 common shares outstanding, including 63,790,365 common shares represented by 3,189,518 ADSs. Sales of our common shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs.

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

Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group and Beijing Eastlong Advertising. While we do not have any equity interests in the operating entities in China, our relationships with VisionChina Media Group, Beijing Eastlong Advertising and their respective equity holders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from both VisionChina Media Group and Beijing Eastlong Advertising (for the contractual arrangements See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries” on pages 98 and 99. Accordingly, we treat VisionChina Media Group and Beijing Eastlong Advertising as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. All our revenues are derived from VisionChina Media Group for the year ended December 31, 2009. After we completed the acquisition of Digital Media Group in January 2010, Beijing Eastlong Advertising became our consolidated variable interest entity, and substantially all our revenues for the years ended December 31, 2010 and 2011 are derived from VisionChina Media Group and Beijing Eastlong Advertising. Our assets and those of our subsidiaries mainly include cash, accounts receivables, plant and equipment, intangible assets, investment in consolidated variable interest entities and investments under cost method. The revenues generated by us and our subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements to which CDTC and Beijing Eastlong Advertising are parties, are primarily derived from (1) sales of Passenger Information and Direction Systems, which display information about the subway trains and advertising, to various subway companies in the PRC; (2) sales of equipment used for mobile digital television systems on mass transit systems; and (3) advertising revenue on advertising platforms located outside of the PRC. In the fiscal years ended December 31, 2010, 2011 and 2012, we and our subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 0.5%, 1.7% and 0.7%, respectively, of our total consolidated net revenues derived from third parties and non-consolidated affiliates. As of December 31, 2010, 2011 and 2012, we and our subsidiaries accounted for an aggregate of 34.3%, 19.8% and 20.4%, respectively, of our total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

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

Principal Capital Expenditures

We had capital expenditures of US$3.6 million, US$2.3 million and US$1.8 million for the years ended December 31, 2010, 2011 and 2012, respectively. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and to upgrade our accounting software and systems. The digital television displays we acquired have an estimated useful life of five years. As of December 31, 2012, the estimated average remaining useful life of our digital television displays is approximately 1.8 years. We believe our existing digital television displays, with cost value of US$12.3 million as of December 31, 2012, will not become technologically obsolete before the end of their respective useful lives. Therefore we do not expect significant capital expenditure for replacement of digital television displays in 2013. Our capital expenditures are primarily funded by proceeds from issuance of our common shares and proceeds from bank loans for the years ended December 31, 2010, 2011 and 2012. We expect our capital expenditures in 2013 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network and in preparation of replacing our digital television displays. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.

In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.

B.                                    Business Overview

Overview

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through our consolidated affiliated entities. Our relationships with our consolidated affiliated entities and their shareholders are governed by a series of contractual arrangements that allow us to effectively control, and derive substantially all of the economic benefits from, our consolidated affiliated entities. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and in subway trains and subway platforms that receive mobile digital television broadcasts of real-time content and advertising. We also operate various closed-circuit advertising digital displays in certain subway platforms and subway trains in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin. As of December 31, 2012, our network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 108,567 digital displays. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements pursuant to the demands of our clients. According to the public announcements released by subway companies and local governments, we expect there will be 69 new subway lines commencing operation in 24 cities throughout the PRC during 2010 to 2014.

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

As of December 31, 2012, we use the following business models for our advertising operations in China:

•                  Exclusive agency model refers to our arrangements, with terms ranging up to 12 years, in 18 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Chongqing, Dalian, Guangzhou, Nanjing, Ningbo, Shenyang, Shenzhen, Suzhou, Taiyuan, Tianjin, Wuhan, Wuxi and Xiamen. We have entered into an exclusive advertising agency agreement with the partner local mobile digital television company or local subway authority in 10 cities, namely Beijing, Changchun, Changsha, Chengdu,  Guangzhou, Nanjing, Ningbo,  Shenyang, Taiyuan and Wuhan, that typically give us the exclusive right to sell all of the advertising time on our local partner’s mobile digital television network located on buses or subways. Our exclusive agency arrangements in Changzhou, Dalian, Suzhou, Wuxi and Xiamen that give us the exclusive right to sell a portion of the advertising time do not include sales of advertising time to local advertisers within each respective city. For our supplemental subway advertising operations, we have also entered into exclusive advertising agency agreements with the partner subway authority or partner local mobile digital television company in subway trains and platforms in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin.

•                  Direct investment model refers to our arrangements in 10 cities, among which we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a noncontrolling equity interest, as well as our arrangement in one city, among which we and a partner local subway authority, or its affiliate, have formed a joint-owned subway television operating company in which we hold a noncontrolling equity interest. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this annual report. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In the majority of our direct investment cities, such as Changchun, Changzhou, Chengdu, Chongqing, Dalian, Ningbo, Suzhou, Wuhan and Wuxi, we have also entered into an exclusive agency agreement with our direct investment entities to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time at commercial prices from our direct investment entities and resell them to our advertising clients.

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

Through December 31, 2012, 1,152 advertisers had purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an advertising agent. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent. Our top three brand name advertisers, Yihai Kerry, Yum! and Unilever in aggregate accounted for approximately 14.4% of our advertising service revenue for the year ended December 31, 2012. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network. We generated advertising service revenue of US$114.7 million in 2012, US$179.4 million in 2011 and US$138.1 million in 2010, respectively. We incurred net loss attributable to our shareholders of US$246.4 million in 2012, US$12.5 million in 2011 and US$151.3 million in 2010, respectively. The net loss attributable to our shareholders in 2012 and 2010 was primarily due to non-cash impairment charges totaling US$178.8 million and US$145.7 million we recorded in 2012 and 2010, respectively, as a result of the write-off of goodwill and intangible assets in connection with three out of six advertising agency businesses we acquired in 2008 and Digital Media Group we acquired in January 2010.

Our Advertising Network

As of March 31, 2013, our network and supplemental subway advertising platform covered 19 cities in China. The following map and tables illustrate the geographic scope of our mobile digital television advertising network and supplemental subway advertising platform as of March 31, 2013:

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency	Direct Investment
Beijing Bus	√
Beijing (four subway lines)(1)	√
Changchun	√	√
Changsha(2)	√
Changzhou(3)	√	√
Chengdu	√	√
Dalian(4)	√	√
Guangzhou	√
Nanjing	√
Nanjing (subway Line 1)(5)	√
Ningbo	√	√
Shenyang	√
Suzhou(6)	√	√
Taiyuan	√
Wuhan	√	√
Wuxi(7)	√	√
Xiamen(8)	√
Zhengzhou		√

(1)         Our exclusive agency arrangements in the Beijing subway give us the exclusive right to sell all the advertising time on the mobile digital television network in seven lines of the Beijing subway (Line 1, Line 2,  Line 13 and the Batong Line ) from August 1, 2010 to July 31, 2015. We have terminated the exclusive agreement for Line 5, Line 10 and the Olympic Line of the Beijing Subway from April 1, 2012.

(2)         Our exclusive agency agreements  in Changsha gives us the exclusive rights to sell all the advertising time on Changsha’s mobile digital television network from January 1, 2010 to December 31, 2015.

(3)         Our exclusive agency arrangement in Changzhou gives us the exclusive right to sell a portion of the advertising time on Changzhou’s mobile digital television network to advertisers excluding those from Changzhou from January 1, 2010 to March 18, 2017.

(4)         Our exclusive agency arrangement in Dalian gives us the exclusive right to sell a portion of the advertising time on Changzhou’s mobile digital television network to advertisers excluding those from Dalian from November 1, 2012 to October 30, 2015.

(5)         Our exclusive agency arrangement in the Nanjing subway Line 1, which was acquired through our acquisition of Digital Media Group, gives us the exclusive right to sell all of the advertising time on the mobile digital television network in Line 1 of the Nanjing subway from January 2, 2010 to August 31, 2013.

(6)         Our exclusive agency arrangement in Suzhou gives us the exclusive right to sell a portion of the advertising time on Suzhou’s mobile digital television network, excluding sales of advertising time to advertisers from Suzhou.

(7)         Our exclusive agency arrangement in Wuxi gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Wuxi.

(8)         Our exclusive agency agreements  in Xiamen gives us the exclusive rights to sell a portion of the advertising time on the mobile television network operated by Xiamen TV Digital Co., Ltd., from October 1, 2009 to December 31, 2015, to non-Xiamen based national advertisers.

Our exclusive agency arrangement in Shanghai Subway, which was acquired through our acquisition of Digital Media Group, gave us the exclusive right to sell all of the advertising time on the mobile digital television network in 13 Lines of the Shanghai subway from January 2, 2010 to December 31, 2013. We terminated the exclusive agency agreement in Shanghai for 13 lines from September 1, 2012.

Our Supplemental Subway Advertising Platform Cities	Exclusive Agency	Direct Investment
Beijing (subway Line 4)(1)	√
Beijing (subway Daxing Line)(2)	√
Chongqing(3)	√	√
Guangzhou(4)	√
Shenzhen (subway Line 4)(5)	√
Shenzhen (three subway lines)(6)	√
Tianjin(7)	√
Nanjing (Line 2 and southern extended line of Line 1)(8)	√

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

Our mobile digital television advertising network and supplemental subway advertising platform include digital displays installed in the mass transportation systems in 19 cities around China as of December 31, 2012. Those digital television displays in our mobile digital television advertising network receive real-time programs broadcast by the local television stations on the mobile digital television frequencies. The digital television screens in our supplemental subway advertising platform receive programming transmitted through closed circuit digital networks. As of December 31, 2012, our mobile digital television advertising network and supplemental subway advertising platform consisted of approximately 108,567 digital displays.

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

Our Advertising Network and Supplemental Subway Platforms

We conduct our mobile digital television advertising operations under the following three contractual arrangements:

Our Exclusive Agency Cities

As of December 31, 2012, we operated our advertising network under the exclusive agency model in 15 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Dalian, Guangzhou, Nanjing, Ningbo,  Shenyang, Suzhou, Taiyuan, Wuhan, Wuxi and Xiamen.

We entered into exclusive agency agreements with Beijing Beiguang Media Mobile Television Co., Ltd. on October 13, 2006 for a term of ten years and seven months and with Guangzhou Zhujiang Mobile Multimedia Information Co., Ltd. on July 26, 2007 for a term of eight years.

Through our acquisition of Digital Media Group which was completed in January 2010, we obtained exclusive agency rights for the mobile digital television networks in the subway trains and subway platforms in Nanjing subway line 1 and Shanghai, and subway trains in Shenzhen’s subway line 1. In addition, as part of the acquisition, we have obtained the exclusive agency rights for the digital display network in certain subway trains and platforms in Beijing (Line 4), Hong Kong, Tianjin, Chongqing and Nanjing (Line 2 and southern extended line of Line 1). In 2012, we terminated the exclusive agreements for (i) the subway trains and subway platforms in Shanghai, (ii) subway trains in Shenzhen’s subway Line 1, and (iii) the Airport Express Line and Kowloon Through Train Line in Hong Kong.

Under our exclusive agency model, we enter into an exclusive agreement with the local mobile digital television company or the partner subway authority to become the exclusive advertising agent for that network. Our exclusive agency arrangements in Changzhou, Dalian, Suzhou, Wuxi and Xiamen, which give us the exclusive right to sell a portion of the advertising time on the mobile digital television network in that city, does not include sales of advertising time to local advertisers from Changzhou, Dalian, Suzhou, Wuxi and Xiamen, respectively.

For our supplemental subway advertising operations, as of December 31, 2012, we have also entered into exclusive agency agreements with the partner subway authority or partner local mobile digital television company in subway trains and platforms in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin.  Our advertising network and supplemental subway advertising platform operating under the exclusive agency model in Beijing, Shanghai, Guangzhou and Shenzhen in aggregate accounted for approximately 67.0% of our advertising service revenue for the year ended December 31, 2012.

As of December 31, 2012, according to the typical terms of the exclusive agency agreements:

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

Our Direct Investment Cities

As of December 31, 2012, we operated our mobile digital television advertising network under the direct investment model in 10 cities: Changchun, Changzhou, Chengdu, Dalian,  Ningbo, Shenzhen, Suzhou, Wuhan, Wuxi and Zhengzhou. In these 10 cities, in addition to the primary installations of digital television displays on buses, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Changchun, Dalian, Suzhou, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with the local television station authorized to operate the digital television network in that city. Due to regulatory considerations, we typically own 49% of the direct investment entity and our partner owns the other 51%, but in Shenzhen and Wuxi we own 25% and 14%, respectively. Other than the arrangement in our direct investment entities in Shenzhen and Wuxi, the remaining nine direct investment agreements usually contain the following provisions:

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

We have entered into an exclusive agency agreements with our direct investment entities in Changchun, Chengdu, Ningbo and Wuhan to control all of the advertising time on the mobile digital television network operated by such entities in those cities. These exclusive agency agreements with our direct investment entities usually contain the same terms in all material respects as the exclusive agency agreements that we sign with independent local mobile digital television operating companies. However, our exclusive agency arrangements with our direct investment entities in Changzhou, Dalian, Suzhou, and Wuxi that give us the exclusive right to sell a portion of the advertising time on these cities’ mobile digital television networks does not include sales of advertising time to advertisers from Changzhou, Dalian, Suzhou, and Wuxi, respectively. These exclusive agency agreements grant us the exclusive right to sell the advertising time on the direct investment network typically for a term ranging from four years to eight years. Under these arrangements, we realize all of the advertising revenues and pay a pre- determined media cost to the direct investment entity. Under this type of contract, the direct investment entity effectively transfers the operational risk to us and enjoys a guaranteed stream of revenues. We believe that the terms of these exclusive agency agreements were negotiated on an arm’s length basis. See “Item 7. — Major Shareholders and Related Party Transactions — B. Related Party Transactions — Exclusive Agency Agreements with our Direct Investment Entities”.

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

Advertising Clients, Sales and Marketing

Our Advertising Clients

The quality and broad geographic coverage of our mobile digital television advertising network has attracted a broad base of international and domestic advertisers. Since our inception, 3,472 advertisers have purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an agent as of December 31, 2012. We regularly work together with some of the largest global advertising agencies, or 4A agencies, to place advertisements for their clients. We have the ability to place a client’s advertisements in one or more cities, both within and beyond our network, according to their demands. As of December 31, 2012, we have placed advertisements in over 70 cities across China. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts. Our top three brand name advertisers, Yihai Kerry, Yum! and Unilever in aggregate accounted for approximately 14.4% of our advertising service revenue for the year ended December 31, 2012. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network.

The following table sets forth a breakdown of our advertisers by industry for the year ended December 31, 2012:

Industry	% of total advertising service revenues
Food, Beverage, Restaurants, Wines and Spirits	34.5%
Pharmaceutical and Nutritional Supplements	14.0%
Household Products	10.4%
IT and Internet	6.5%
Fashion and Accessories	6.0%
Electronics and Digital Products	5.0%
Tourism	3.7%
Others	19.9%

Sales and Marketing

As of December 31, 2012, we employed an experienced advertising sales force of 434 employees. We also engaged consultants to assist our marketing efforts. In addition to our direct sales force, we also sell our advertising time through third party advertising agencies such as the 4A agencies. We provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about our services, the advantages of using our mobile digital television advertising network as a marketing channel and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions. We believe that our regional coverage teams provide quality service for our advertisers and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends. We also market our advertising services from time to time by placing advertisements on our own network.

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

Intellectual Property

Our intellectual property consists of our brand, trademarks and design patents related to some of the equipment. As of December 31, 2012, we held seven patents and copyrights issued in the PRC.

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

The PRC EIT Law became effective on January 1, 2008. Under the EIT Law and the implementation regulations under the EIT Law issued by the PRC State Council, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable before the end of December 2007, a two-year exemption from the enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the enterprise income tax rate of CDTC is 18%, 20%, 22%, 24% and 25% in the years of 2008, 2009, 2010, 2011 and 2012, respectively. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the state” in November 2008 and, as a result, was subject to an enterprise income tax rate of 15% for 2009 and 2010. In addition, VisionChina Media Group obtained the approval from the government authority in October 2011 to be recognized as a state-encouraged high-new technology enterprise and is therefore entitled to a preferential tax rate of 15% for a three-year period from 2011 to 2013, subject to tax authority approval at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the year of 2010, 2011 and 2012, respectively. One of our operating consolidated affiliated entities established in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009, and reduced tax rate of 7.5% for the years ended December 31, 2010, 2011 and 2012. Notwithstanding the standard statutory tax rate of 25%, in 2011, under the direction of the relevant in-charge tax authority, one of our operating consolidated affiliated entities, Jiangxi Huashi, applied a deemed-profit-rate method for its annual tax filings in 2011. Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues. An additional amount of US$0.4 million would otherwise have been payable if deemed-profit-rate method is not allowed for the year ended December 31, 2012.

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

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012 and in Shenzhen effective November 1, 2012. The value-added tax rate applicable to the subsidiaries and consolidated variable interest entities of our group in Shanghai, Beijing and Shenzhen is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

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

C.                                    Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of March 31, 2013.

D.                                    Property, Plant and Equipment

Our principal executive offices are located at our headquarters comprising approximately 1,780 square meters in Shenzhen, China. We also maintain offices in other cities in China. We lease all of our facilities and do not own any real property. We lease some of our facilities from related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Affiliated Companies of Limin Li—Lease and Loan with Meidi Zhiye.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

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

A.                                    Operating Results

Overview

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. As of December 31, 2012, our mobile digital television advertising network consists primarily of our digital television displays installed on buses and subways. As of December 31, 2012, our mobile digital television advertising network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 108,567 digital displays. As of March 31, 2013, our mobile digital television advertising network and supplemental subway advertising platform covered 19 cities in China. We derive revenues by selling advertising time on our network and our supplemental subway advertising platform and from sales of advertising equipment to our direct investment entities.

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

As we continue to expand our network, we expect to face a number of challenges. Entering into a new market requires us to develop a contractual relationship with the local television station or its mobile digital television affiliate, so expansion into new cities may require an extended amount of time. To the extent we expand our network beyond mass transportation systems, we may compete directly with other companies that have already occupied many of the most desirable locations in China’s major cities. In addition, we must react to continuing technological innovations in our industry and changes in the regulatory environment. In connection with the required compliance with the National Standard for mobile digital television, our direct investment entities and our local operating partners will need to upgrade the digital television displays in their networks to conform to the National Standard. Currently, we cannot accurately estimate the amount and timing of capital expenditures required to migrate to the National Standard. We have implemented a number of measures to address these anticipated challenges: (i) we had a special team of 9 employees as of December 31, 2012 that focuses on business development and expansion of our network; (ii) our management maintains an active dialogue with the relevant regulatory authorities to stay abreast of new developments and ensure compliance with all current laws and regulations; and (iii) we purchase digital television displays and other related equipment with easily upgradable components to minimize the capital expenditures required to upgrade our network in response to technological or regulatory changes in our industry.

Revenues

We had total revenues of US$138.1 million, US$181.2 million and US$115.7 million for the years ended December 31, 2010, 2011 and 2012, respectively. We generate revenues from the sales of advertising time both on our mobile digital television advertising network and on our supplemental subway advertising platform. We principally derive our advertising service revenue from sales of advertising time between the programs, and we also have generated revenues from sales of our digital television displays to our local operating partners, which we refer to as our advertising equipment revenue. The following table sets forth a breakdown of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advertising Service revenue	138,056,640	100.0	179,415,668	99.0	114,741,386	99.2
Advertising Equipment Revenue	—	—	1,778,682	1.0	926,464	0.8
Total	138,056,640	100.0	181,194,350	100.0	115,667,850	100.0

Advertising Service Revenue

We derive the majority of our advertising service revenue from the sales of advertising time between the programs on our mobile digital television advertising network. Starting in 2007, we also generated some of our advertising service revenue from sales of advertising time on our mobile digital television advertising network in Beijing and our supplemental subway advertising platform in certain subway platforms and subway trains in Guangzhou and subway platforms in Shenzhen. Revenue from subway-related advertising sales in total accounted for 46.7%, 54.6% and 52.3% of our advertising service revenue in 2010, 2011 and 2012. Our advertising service revenue accounted for 100.0%, 99.0% and 99.2% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012 and in Shenzhen effective November 1, 2012. The value-added tax rate applicable to the subsidiaries and consolidated variable interest entities of our group in Shanghai, Beijing and Shenzhen is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

We typically sign advertising contracts with our advertising clients that require us to place the advertisements on our network in specific cities for specified periods. We recognize revenues as the advertisement airs over the contractual term based on the schedule agreed upon with the customer.

Even though we believe that the regulation regarding registration with the SAIC for outdoor advertisements and the regulation issued by the SARFT restricting advertising time do not apply to us, substantially all of our revenues would be impacted if the SAIC or SARFT determine that such regulations apply to us and impose regulatory sanctions on us. For example, none of our local operating partners are currently registered with the SAIC, so substantially all of our revenues could be affected if the SAIC determines that registration was necessary and decides to take regulatory actions. While we currently sell approximately 10% of total broadcasting time each day, if the SARFT determines that the 20% regulatory limitation on the number of advertising minutes applies to us, our business and results of operations could be materially and adversely affected as it would limit our potential revenues, while our media costs would continue to increase. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry— If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.”

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

Advertising Equipment Revenue

We derived a portion of our total revenues from the sales of digital television displays or passenger information and direction system, or PIDS, to certain of our local operating partners, including our direct investment entities. We record these revenues as advertising equipment revenue. We source digital television displays and related equipment from third-party suppliers and sell them to our direct investment entities in order to ensure consistent quality of the equipment used in our network and achieve cost efficiency for our local operating partners. Our advertising equipment revenue represented nil, 1.0% and 0.8% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We generally set the price of our advertising equipment at the unit procurement cost plus an additional markup. Since sales of equipment in China require the payment of the value added tax, or VAT, equal to 17%, we record our advertising equipment revenue excluding the VAT payments. We expect that advertising equipment revenue in future periods will not constitute a significant portion of our total revenues because we expect our advertising service revenue to grow faster than our advertising equipment revenue.

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

	For the Year Ended December 31,
	2010		2011		2012
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total Revenues	138,056,640	100.0	181,194,350	100.0	115,667,850	100.0
Cost of revenues:
Advertising service cost	121,000,454	87.6	127,057,954	70.1	121,374,431	104.9
Advertising equipment cost	—	—	1,494,027	0.8	345,291	0.3
Total cost of revenues	121,000,454	87.6	128,551,981	70.9	121,719,722	105.2

Gross profit (loss)	17,056,186	12.4	52,642,369	29.1	(6,501,872)	(5.2)

Advertising Service Cost

Our cost of revenues related to the offering of our advertising services consists of media costs, depreciation, business taxes and surcharges, amortization of intangible assets and other operating costs.

Media Costs. Our media costs represented the largest component of our cost of revenues and accounted for approximately 70.8%, 56.9% and 83.9% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Our media costs primarily consist of:

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

Depreciation. Depreciation for our digital television displays accounted for 2.5%, 2.2% and 3.5% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Our depreciation expense only consists of depreciation for the displays directly owned by us but not the displays owned by our direct investment entities. Generally, we capitalize the acquisition cost of our digital television displays and recognize depreciation on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation include the number of digital television displays in our network, the unit cost of each of our displays and the remaining useful life of our displays. We expect our depreciation expense to increase in future periods as a result of expanding our network by adding more displays.

Business Taxes and Surcharges. Our business taxes and surcharges accounted for 2.3%, 4.0% and 2.9% of our total revenues for years ended December 31, 2010, 2011 and 2012, respectively. Business taxes and surcharges generally include the 5% business tax and 3% surcharges that our PRC operating subsidiary must pay for revenues generated from advertising services provided in China after deduction of allowable media costs. The government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012 and in Shenzhen effective November 1, 2012. The value-added tax rate applicable to the subsidiaries and variable interest entities of our group in Shanghai, Beijing and Shenzhen is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

Amortization of Intangible Assets. In connection with our acquisition of Digital Media Group in January 2010, we recorded the concession contracts acquired from Digital Media Group as intangible assets. The cost of these intangible assets was measured at the estimated fair value of the concession contracts of US$90.9 million on the acquisition date, and is amortized over its expected useful life of nine years using straight line method. The amortization of such intangible assets is recorded within advertising service cost and accounted for 7.4%, 2.9% and 2.4% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

Other Operating Costs. Our other operating costs primarily consist of salaries and other expenses in relation to the maintenance, development and expansion of our network and cost for advertising content production. Other operating costs accounted for 4.7%, 4.1% and 12.2% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Increase in other operating cost in 2012 was primarily due to increase in content production cost for tailor made programs for certain advertisers. We expect our other operating costs to increase in future periods as we expand our network in the cities where we already operate and into new cities. However, we expect our other operating costs to increase in future periods but remain a relatively small percentage of total revenues.

Advertising Equipment Cost

Our advertising equipment cost consists of the amounts we pay to our third-party suppliers for the digital television displays or the related equipment for PIDS that we sell to our local operating partners, as well as the related installation cost and post-delivery supporting cost. Our advertising equipment cost accounted for nil, 1.0% and 0.8% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. The major factors affecting our advertising equipment cost include the number of digital television displays or PIDS we sell and the unit cost that we pay for the assembly of each equipment.

Other Factors Affecting Our Results of Operation

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business, is the Renminbi. In 2010, the Renminbi appreciated against the U.S. dollar by approximately 3.3% and in 2011, the Renminbi appreciated against the U.S. dollar by approximately 4.6% and in 2012, the Renminbi appreciated against the U.S. dollar by approximately 0.8%. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net loss reported in U.S. dollar terms in 2010 and 2011, and the depreciation of the Renminbi against the U.S. dollar contributed to the decrease in our net income reported in U.S. dollar terms in 2009. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Ability to seek additional financing for our operations and to execute our liquidity plan

The following factors raise substantial doubt about our ability to continue as a going concern for the foreseeable future.

•                  For the year ended December 31, 2012 and 2011, we incurred net loss of US$246,527,916 and US$12,618,254, respectively.

•                  During the year ended December 31, 2012, we experienced negative cash flow of operations of US$27,190,937.

•                  As of December 31, 2012, we had an overdue consideration payable of US$64.0 million in relation to the acquisition of Digital Media Group which is currently the subject of litigation with the Former Digital Media Group Shareholders. In August 2012 the New York Court ordered us to transfer US$60.0 million into New York State to be held in the custody of the New York City Sheriff’s Office or into an escrow account controlled by the New York City Sheriff. US$4.5 million that were held by us outside the China was transferred to the New York City Sheriff accordingly as of December 31, 2012. We were not able to transfer the remaining balance of US$55.5 million as ordered by the New York Court as we had cash and cash equivalents of US$29.0 million only as of December 31, 2012, most of which were held by our subsidiaries or consolidated variable interest entities in China and moreover we had not been able to obtain approval from the relevant authority in China to transfer assets or cash held by us in China to satisfy the August 13 Order of the New York Court.

In light of the deteriorating market conditions for the advertising industry in China and  the potential result of litigation with former shareholders of Digital Media Group, it is critical for us to be able to access additional financing for our continuing operations and to execute our liquidity plan as more fully described in “— B. Liquidity and Capital Resources — Working Capital Deficit” in this annual report. If we fail to successfully execute this liquidity plan or if the plan fails to adequately satisfy our liquidity requirements as we expect, we may not be able to continue as a going concern.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and impairment loss on intangible assets and goodwill. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total revenues	138,056,640	100.0	181,194,350	100.0	115,667,850	100.0
Gross profit/(loss)	17,056,186	12.4	52,642,369	29.1	(6,051,872)	(5.2)
Operating expenses
Selling and marketing expenses	28,315,592	20.5	44,916,460	24.8	42,979,527	37.2
General and administrative expenses	9,499,717	6.9	13,207,064	7.3	18,676,539	16.2
Other operating expense	—	—	2,140,655	1.2	—	—
Impairment loss on intangible assets and goodwill	145,720,504	105.5	—	—	178,814,411	154.6
Contingent loss in connection with a litigation	—	—	3,375,000	1.9	5,993,145	5.2
Total operating expenses	183,535,813	132.9	63,639,179	35.1	246,463,622	213.1

Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 20.5%, 24.8% and 37.2% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. The increase in the scale and scope of our sales force activities has resulted in a significant increase in selling and marketing expenses. We expect to maintain strict cost control measures to control our sales and marketing expenses in the future. Our sales force had 434? employees as of December 31, 2012, compared to 530 employees as of December 31, 2011 and 585 employees as of December 31, 2010. We decreased the number of our sales and marketing employees because we optimized our sales and marketing procedures and activities.

General and Administrative Expenses. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, allowance for doubtful accounts receivable, depreciation of office equipment, professional service fees, maintenance, utilities and other office expenses. General and administrative expenses accounted for 6.9%, 7.3% and 16.1% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We expect that our general and administrative expenses will increase in future periods as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company.

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

Impairment loss on intangible assets and goodwill accounted for 105.5% of our total revenues for the year ended December 31, 2010. We did not incur such impairment loss in 2011.

In June 2012, we recorded an impairment charge of US$178.8 million against the goodwill and intangible assets in connection with our acquisition of six advertising businesses which we acquired in 2008 and Digital Media Group, which was completed in 2010. When we performed annual impairment test for goodwill and intangible assets of the six advertising businesses and Digital Media Group in June 2012, we determined that VisionChina Media had only one reporting unit.  We determined that the poorer than expected performance of the reporting unit led to a potential impairment of the goodwill and intangible assets.. Accordingly, we recorded impairment loss of US$142.4 million against the goodwill and intangible assets. In addition, we also recorded impairment charge of US$36.4 million against the intangible assets arising from our acquisition of Digital Media Group and six advertising businesses.  After recording such impairment losses, the carrying value of goodwill and intangible assets in connection to acquisition of Digital Media Group and six advertising agencies were nil.

Contingent Loss in Connection with a Litigation. We recorded a contingent loss of US$6.0 million and US$3.4 million in 2012 and 2011 respectively, in connection with the pending litigation between us and the selling shareholders of Digital Media Group. Please see “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure —Our ongoing litigation with the former shareholders of Digital Media Group may have a material adverse effect on our business and results of operations.” for the details of this pending litigation. We did not record any contingent loss in 2010.

The contingent loss in 2012 and 2011 was recorded based on our current assessment of the probable outcome of pending litigation with the selling shareholders and former management of Digital Media Group. In the future, if there is any progress in this pending litigation that negative affects our such current assessment, we will record additional contingent loss in the corresponding period(s) when our assessment is impacted.

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

In 2012, we received government grants of a total US$0.7 million from local government to subsidize our (i) being qualified as a “cultural enterprise; (ii) costs expensed for various inventions in connection to mobile digital television receiver devices; and (iii) usage of airtime for social public services. We did not receive any government grants or subsidies in 2010 or 2011.

In the future, we expect to receive government grants and incentives from time to time. If we believe any of our group entities meet the criteria to receive government grants or incentives, we plan to take the initiative to apply. However, the receipt of any incentive or grant is subject to review and approval by the relevant government authorities.

Share-based Compensation

Our share-based compensation expenses represent the compensation expenses recognized in relation to the share options and other stock awards granted to our employees and consultants. We allocate our share-based compensation expenses to cost of revenues, general and administrative expenses or selling and marketing expenses, depending on role of the person receiving the options under our 2006 Share Incentive Plan, or the 2006 Plan. We have reserved 8,000,000 common shares for issuance under the 2006 Plan. As of December 31, 2012, there were 1,555,353 share options and 308,025 restricted shares outstanding to employees and consultants.  Our total share-based compensation expenses accounted for 0.7%, 0.5% and 0.6% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We expect our share-based compensation expenses to increase in future periods as a result of further issuances of options and restricted shares to employees and consultants.

Loss from Equity Method Investees

Our equity investments primarily consist of our investments in our eleven direct investment entities that we account for using the equity method as of December 31, 2012. We expect our income from our existing equity method investees to increase as they finish building their networks and begin generating more revenues.

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

Our effective EIT tax rate was 10.7%, 5.9% and 6.5% for the years ended December 31, 2010, 2011 and 2012, respectively. The difference between our effective EIT tax rate and the uniform EIT tax rate of 25% in the PRC is primarily attributable to the following factors: (1) effect of tax exemption and tax concessions granted to our PRC subsidiaries and our PRC variable interest entities; (2) effect of operating loss that could not be carried forward for tax deduction in future years; (3) tax expenses arising from items that are not deductible or not taxable for income tax purpose (for example, impairment loss on goodwill), and (4) change in valuation allowance against our deferred tax assets.

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

In June 2012, we recorded an impairment charge of US$178.8 million against the goodwill and intangible assets in connection with our acquisition of six advertising businesses in 2008 and Digital Media Group, which was completed in 2010. When we performed annual impairment test for goodwill and intangible assets of the six advertising businesses and Digital Media Group in June 2012, we determined that VisionChina Media had only one reporting unit.  We determined that the poorer than expected performance of the reporting unit led to a potential impairment of the goodwill and intangible assets.  Accordingly, we recorded impairment loss of US$142.4 million against the goodwill. In addition, we also recorded impairment charge of US$36.4 million against the intangible assets arising from our acquisition of Digital Media Group and six advertising businesses.  After recording such impairment losses, the carrying value of goodwill and intangible assets in connection to acquisition of Digital Media Group and six advertising agencies were nil.

Currently we do not expect to incur future impairment charges in the coming years. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Any impairment charges recorded could have a material impact on our financial condition and results of operations.

Allowance for doubtful accounts

We evaluate the recoverability of our accounts receivable primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. We regularly analyze our customer accounts, and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, we record a reserve for bad debts to reduce the related receivables to the amount we reasonably believe is collectible. If circumstances related to specific customers change, our estimates of the recoverability of receivables will be further adjusted. In the event that our accounts receivable become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. We recorded allowance for doubtful debt of US$0.6 million, US$2.9 million and US$5.3 million within general and administrative expenses in 2010, 2011 and 2012, respectively, representing 0.4%, 1.6% and 4.6% as a percentage to our total revenues in that year. As of December 31, 2010, 2011 and 2012, we had allowance for doubtful debt of US$1.4 million, US$4.4 million and US$9.4 million, respectively. We assess allowance for doubtful debts based on our review of aging data and credit risks of specific customers. We had charged off account receivables of US$0.6 million, nil and nil in 2010, 2011 and 2012, respectively, as we had exhausted all means of collection. We believe that the balance of allowance for doubtful accounts receivable is sufficient to reflect the recoverability of our accounts receivable. We do not expect the allowance for doubtful accounts, which is charged to our consolidated statement of operations, to increase significantly as a percentage of our total revenues in future years. We also do not expect our allowance for doubtful accounts to have a significant impact on our liquidity and capital resources.

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

Our ability to continue as a going concern

When assessing our ability to continue as a going concern, our management must make judgments and estimates about various aspects of our business, including the following:

•                  plans to raise new funds, restructure our debt and reorganize our capital structure;

•                  the timing and amount of cash flows from operating activities;

•                  plans to reduce and delay our expenditures;

•                  our ability to comply with the various debt covenants; and

•                  the present and future regulatory, business, credit and competitive environment in which we operate.

These factors individually and collectively will have a significant effect on our financial condition and results of operations and on our ability to generate sufficient cash to repay our indebtedness as it becomes due.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2010	2011	2012
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data
Revenues
Advertising service revenue	138,056,640	179,415,668	114,741,386
Advertising equipment revenue	—	1,778,682	926,464
Total revenues	138,056,640	181,194,350	115,667,850
Cost of revenues
Advertising service cost	(121,000,454)	(127,057,954)	(121,374,431)
Advertising equipment cost	—	(1,494,027)	(345,291)
Total cost of revenues	(121,000,454)	(128,551,981)	(121,719,722)
Gross profit (loss)	17,056,186	52,642,369	(6,051,872)
Operating expenses	(183,535,813)	(63,639,179)	(246,463,622)
Government grant	—	—	756,757
Share of (losses) profits from equity method investees	(109,989)	230,280	45,509
Dividend income	—	142,265	162,100
Gain on disposal of a subsidiary	—	175,903	—
Operating profit (loss)	(166,589,616)	(10,448,362)	(251,551,128)
Interest income	2,082,605	1,711,117	696,292
Interest expense	(4,952,239)	(4,716,577)	(2,614,543)
Other income (expenses)	—	42,153	(605,958)
Net loss before income taxes	(169,459,250)	(13,411,669)	(254,075,337)
Income tax (expense) benefit	18,202,289	793,415	7,547,421
Net loss	(151,256,961)	(12,618,254)	(246,527,916)
Net (income) loss attributable to noncontrolling interest	(81,261)	114,962	118,724
Net loss attributable to VisionChina Media Inc. shareholders	(151,338,222)	(12,503,292)	(246,409,192)
Net loss per share:
— Basic	(1.83)	(0.12)	(2.43)
— Diluted	(1.83)	(0.12)	(2.43)
Weighted average number of shares used in computation
— Basic	82,739,234	102,047,414	101,351,222
— Diluted	82,739,234	102,047,414	101,351,222
Share-based compensation expenses during the related periods included in:
— Cost of revenues	100,711	58,836	52,824
— Selling and marketing expenses	432,632	447,767	394,719
— General and administrative expenses	414,162	311,070	221,111

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Total Revenues. Our total revenues decreased to US$115.7 million in 2012 from US$181.2 million in 2011.

•                  Our advertising service revenue decreased to US$114.7 million in 2012 from US$179.4 million in 2011. The decreasing advertising service revenue was primarily attributable to a decrease in advertising spending by our advertisers due to weaker economy and a significant decrease in advertising spending from internet companies

•                  We generated advertising equipment revenue of US$0.9 million in 2012, compared to US$1.8 million in 2011.

Cost of Revenues. Our cost of revenues decreased to US$121.7 million in 2012 from US$128.6 million in 2011.

•                  Our media cost decreased to US$97.1 million in 2012 from US$103.0 million in 2011. The decrease in our media cost was primarily a result of our cost control efforts, such as restructuring certain loss making concession contracts . The number of cities operating under our exclusive agency model was 19 cities as of both December 31, 2012 and 2011.

•                  Our depreciation expense increased to US$4.0 million in 2012 from US$3.9 million in 2011.

•                  Our business tax decreased to US$3.4 million in 2012 from US$7.3 million in 2011, which was mainly due to our lower advertising revenue.

•                  Our amortization of intangible assets decreased to US$2.8 million in 2012 from US$5.3 million in 2011, as a result of our write down of acquired intangible assets in connection to acquisition of Digital Media Group.

•                  Our other operating costs related to the provision of advertising service revenue mainly include salaries and expenses related to installation and maintenance of the displays in our network, and increased to US$14.1 million in 2012 from US$7.4 million in 2011, as a result of the increased investments in content production.

•                  We recorded advertising equipment cost of US$0.3 million in 2012, compared to US$1.5 million in 2011.

Gross Loss (Profit). As a result of the foregoing, our gross loss was US$6.1 million in 2012 compared to gross profit of US$52.6 million in 2011. Our gross margin was negative 5.2% in 2012, compared to gross margin of 29.1% in 2011, primarily due to lower advertising revenue during 2012.

Operating Expenses. Our operating expenses increased to US$246.5 million in 2012, which included US$178.8 non-cash impairment losses in connection to write down of goodwill and intangible assets.  Excluding the one-off impairment charge, our operating expenses was USD$67.7 million, as compared to US$63.6 million in 2011, which is primarily due to the increase of provision for contingent loss in connection to the litigation, litigation related legal expenses and provision for doubtful debts.

•                  Selling and Marketing Expenses. Selling and marketing expenses decreased to US$43.0 million in 2012 from US$44.9 million in 2011. Our selling and marketing expenses decreased primarily as a result of our measures to reduce the cost of our sales and marketing activities.

•                  General and Administrative Expenses. General and administrative expenses increasedto US$18.7 million in 2012 from US$13.2 million in 2011. The increase in our general and administrative expenses attributable to litigation related legal expenses and provision for doubtful debts.

•                  Impairment Loss on Intangible Assets and Goodwill. We recorded impairment loss on our intangible assets and goodwill totaling US$178.8 million 2012, compared to nil in 2011.

•                  Other Operating Expense. Other operating expense was nil in 2012, compared to US$2.1 million in 2011.

Other operating expenses in 2011 represented a one-off penalty payment made in the first quarter of 2011 for the termination of an exclusive advertising agency agreement that was unfavorable to our profitability. We believe that the benefit of the terminating this agreement outweighed the negative effect of continuing to perform this agreement.

•                  Contingent Loss in Connection with Litigation.

In 2011 and 2012, we recorded a contingent loss of US$3.4 million and US$6.0 million in connection with the pending litigation between us and the selling shareholders of Digital Media Group (please see “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure —Our ongoing litigation with the former shareholders of Digital Media Group may have a material adverse effect on our business and results of operations.” for the details of this pending litigation).The contingent loss in 2011 was recorded based on our current assessment of the possible outcome of pending litigation with the selling shareholders and former management of Digital Media Group In the future, if there is any progress in this pending litigation that negative affects our such current assessment, we will record additional contingent losses in the corresponding period(s) when our assessment is impacted.

Share of Profits from Equity Method Investees. We recorded share of profits from equity method investees of US$45.5 thousand in 2012, compared to US$0.2 million in 2011, which is mainly due to decrease in earnings of our equity method investees.

Operating Loss. As a result of the foregoing, our operating loss increased to US$251.6 million in 2012, compared to US$10.4 million in 2011.

Interest Income. Our interest income decreased to US$0.7 million in 2012 from US$1.7 million in 2011.

Interest Expense. Our interest expense was US$2.6 million in 2012, compared to US$4.7 million in 2011.

Income Taxes. We recognized income tax benefit of US$7.5 million and US$0.8 million in 2012 and 2011, respectively.

Net Loss Attributable to Noncontrolling Interest. Our net loss attributable to noncontrolling interest amounted to US$0.1 million in 2012, compared to net loss attributable to noncontrolling interest of US$0.1 million in 2011.

Net Loss Attributable to VisionChina Media Inc. Shareholders. As a result of the foregoing, net loss attributable to our shareholders increased to US$246.4 million in 2012, compared to US$12.5 million in 2011.

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

Share of Profits (Losses) from Equity Method Investees. We recorded income from equity method investees of US$0.2 million in 2011 compared to a loss of US$0.1 million in 2010, which is mainly due to the improvement of the operating results of our equity method investees.

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

As of December 31, 2012, we had US$29.0 million in cash and cash equivalents. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts. We believe that our current cash on hand, expected cash flows from operations and available credit facilities from financial institutions will be sufficient to meet our anticipated cash needs for at least the next 12 months.

As of December 31, 2012, we had a RMB57 million RMB denominated secured revolving credit facility scheduled to expire on June 24, 2013 granted by Bank of China (Shenzhen branch) to CDTC.  The revolving credit facility is secured by restricted cash of US$10 million.  This revolving credit facility is available for general corporate working capital purposes at an interest rate of 6.3%.

In January 2013, we entered into another RMB150 million RMB denominated secured revolving credit facility, granted by China Construction Bank (Shenzhen branch) to our consolidated variable interest entity, VisionChina Media Group, that is scheduled to expire on January 13, 2014.  This revolving credit facility is secured by accounts receivable of VisionChina Media Group. This credit facility is available for general corporate working capital purposes at an interest rate of 160% of the People’s Bank of China Benchmark interest rate (“Benchmark Rate”).  This credit facility contains a restrictive financial covenant of maintaining a leverage ratio of no higher than 65% by VisionChina Media Group.  Violation of this financial covenant could result in a default under the this revolving credit facility, which would permit the lending bank to terminate this revolving credit facility and require immediate repayment from us of any outstanding loans advanced.

As of December 31, 2012, aggregate undistributed earnings of our subsidiaries and variable interest entities located in the PRC that are available for distribution to us amounted to approximately US$2.0 million. We intend to have such undistributed earnings indefinitely reinvested, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to us. However, the actual amount of earnings distributable to us from our subsidiaries and VIEs in the PRC could vary as a result of the restrictions and procedures governed by the relevant tax authorities and the State Administration of Foreign Exchange.

In January 2011, we issued 15,331,305, 1,022,087 and 1,022,087 common shares to Focus Media, JJ Media Investment Holding Limited and Front Lead, respectively, each at a price of US$3.979 per share pursuant to the securities purchase agreements entered into between our company and each of these companies. We received net proceeds of approximately US$69.0 million from this share issuance transaction.

In January 2010, as a result of our acquisition of Digital Media Group, we assumed short-term bank loans of US$7.3 million and bank overdraft of US$35.6 million, which were borrowed from PRC financial institutions, and were repaid by end of 2010.In July 2010, following a definitive agreement entered into between our company and our certain existing shareholders and employees dated June 25, 2010, we issued an aggregate of 4,006,474 common shares at a subscription price of US$3.22 per share to these shareholders and employees. We received net proceeds of US$12.9 million from this share issuance transaction.

We incurred net loss attributable to our shareholders of US$151.3 million, US$12.5 million and US$246.4 million in 2010, 2011 and 2012, respectively. Our net loss in 2010 was mainly due to the impairment loss made against goodwill and intangible assets of US$145.7 million and the decrease in our gross profit due to the significant increase in our media cost. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 180 days following the month in which the advertisement is displayed. We expect our accounts receivable to increase as a result of the rapid growth in our advertising service revenue. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. We currently rely on our cash on hand and at bank as well as cash generated from operating activities to fund our liquidity needs. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain additional short-term or long-term bank financing. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	(US$)
Net cash used in operating activities	(22,210,745)	(17,617,058)	(27,190,937)
Net cash (used in) provided by investing activities	(29,628,601)	65,124,624	(13,114,869)
Net cash provided by (used in) financing activities	48,340,743	(36,135,463)	(11,593,890)
Effect of changes in exchange rate	1,875,852	1,726,190	602,448
Net (decrease) increase in cash and cash equivalents	(1,622,751)	13,098,293	(51,297,248)
Cash and cash equivalents, beginning of year	68,834,087	67,211,336	80,309,629
Cash and cash equivalents, end of year	67,211,336	80,309,629	29,012,381

Operating Activities

Our net cash used in operating activities amount to US$27.2 million in 2012  Our net cash used in operating activities amounted to US$17.6 million in 2011, compared to our net cash used in operating activities amounted to US$22.2 million in 2010. Our net cash used in operating activities in 2012 was primarily as a result of our negative operating results.

Investing Activities

Our net cash used in investing activities amounted to US$13.1 million in 2012, mainly representing deposits of US$10.0 million with Bank of China Macau Branch as collateral for a bank borrowing of RMB56.0 million with Bank of China Shenzhen Branch.

Our net cash provided by investing activities amounted to US$65.1 million in 2011, compared to net cash used in investing activities of US$29.6 million in 2010. Our net cash provided by investing activities in 2011 was primarily attributable to the decrease in our restricted cash of US$68.8 million, which consisted of a pledged bank deposit for the purpose of obtaining an offshore bank credit line to finance foreign currency payments for our acquisition of Digital Media Group. Upon our repayment of this foreign currency bank loan in 2011, the restriction of this pledged bank deposit was released, which resulted in a cash inflow in our investing activities. The effect of the decrease in our restricted cash was partially offset by the payment for purchases of fixed assets of US$2.3 million and the settlement of the remaining consideration payable of US$1.3 million in connection with our acquisitions of the six advertising agency businesses in 2008.

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

Financing Activities

Our net cash used in financing activities amounted to US$11.6 million in 2012, which primarily due to the repayment of bank loans. Our net cash provided by financing activities amounted to US$48.3 million in 2010, which primarily consisted of proceeds from bank loans of US$78.2 million, and proceeds from issuance of common shares to our certain existing shareholders and employees of US$12.9 million, which was offset by the repayment of bank loans amounting to US$42.8 million. Our net cash used in financing activities amounted to US$36.1 million in 2011, which primarily consisted of repayment of bank loans of US$123.8 million, and cash paid for share repurchases of US$1.9 million, which was partially offset by proceeds from our share issuance transaction completed in January 2011 of US$69.0 million (please see “Item 4. Information of the Company — A. History and Development of the Company on page 46 for the details of this share issuance transaction) and proceeds from bank loans of US$20.5 million.

Working Capital Deficit

We incurred net loss of US$151,256,961, US$12,618,254 and US$246,527,916 respectively for the years ended December 31, 2010, 2011 and 2012. During the year ended December 31, 2012, we experienced negative cash flow of operations of $27,190,937. As of December 31, 2012, we had an overdue consideration payable of US$64.0 million in relation to the acquisition of Digital Media Group which is currently the subject of litigation with the Former Digital Media Group shareholders. In August 2012 the New York Court ordered us to transfer US$60 million into New York State to be held in the custody of the New York City Sheriff’s Office or into an escrow account controlled by the New York City Sheriff. US$4.5 million that were held by us outside the China was transferred to the New York City Sheriff accordingly as of December 31, 2012. We were not able to transfer the remaining balance of US$55.5 million as ordered by the New York Court as we have cash and cash equivalents of US$29.0 million only as of December 31, 2012, most of which are held by our subsidiaries or consolidated variable interest entities in China and moreover we had not been able to obtain approval from the relevant authority in China to transfer assets or cash held by us in China to satisfy the transfer order of the New York Court.

These factors raise substantial doubt as to our ability to continue as a going concern. Under such circumstances, we have developed a liquidity plan, as summarized below, which, if executed successfully, will provide sufficient liquidity to meet our obligations as they become due for a reasonable period of time.

•                  We have taken or are in the process of taking a number of initiatives to reduce costs and improve working capital management.  We have been negotiating with a number of vendors, including vendors of concession right contracts, for them to provide us with lower prices or more favorable payment terms in order to achieve cost savings. We have decided to postpone a substantial portion of its planned capital expenditures for the next twelve months. In addition, we have implemented measures to more closely monitor the collection of receivable balances with an aim to improving liquidity.

•                  We have successfully negotiated with certain banks and will continue to negotiate with other banks to obtain revolving bank facilities to ensure our bank borrowings can be renewed on an on-going basis.  From January 1, 2013 to May 29, 2013, we had obtained additional secured short-term bank borrowings of US$24.2 million with interest rates of 160% of the People’s Bank of China Benchmark rate (“Benchmark Rate”). We are currently seeking secured credit facilities from other PRC financial institutes of approximately US$48 million which we can utilize for working capital purpose in the next twelve-month period.

•                  We have performed a review of its cash flow forecast for the twelve months ending December 31, 2013. We believe that its operating cash flow will improve in 2013. While management believes the forecast is based on reasonable assumptions, significant assumptions include revenue growth rate of 9%.

We believe that the measures as described in the above liquidity plan will be adequate to satisfy our liquidity requirements for the next 12 months. For additional information regarding our liquidity plan, see “Note 2 — Basis of Presentation” of our consolidated financial statements. There is no assurance, however, that we will be able to successfully implement the liquidity plan. If we fail to successfully execute this plan, we may not be able to continue as a going concern. Also see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future subject to our compliance with the covenants and other requirements in our existing financing arrangements, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all”; these conditions raise substantial doubt as to our ability to continue as a going concern” in this annual report.

Holding Company Structure

As a holding company, our company may rely on dividends and other distributions from our PRC subsidiaries to fund its liquidity needs. Current PRC laws and regulations permit our PRC subsidiaries to pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of their after-tax profits each year to fund certain reserve funds, and these reserves may not be distributed as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure—We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business” for more information. Historically, our PRC wholly owned subsidiaries, CDTC and Beijing Eastlong Technology, did not pay dividends to us. Our management believes that it will be able to pay dividends to us from CDTC and Beijing Eastlong Technology, but our management does not have any present plan for receiving dividends from our PRC operating subsidiaries including CDTC and Beijing Eastlong Technology. Currently we plan to use all our retained profits in our PRC subsidiaries and consolidated affiliates, including CDTC and Beijing Eastlong Technology, to reinvest for our future business expansion.

CDTC and Beijing Eastlong Technology has the right to receive service and royalty fees, as applicable, from VisionChina Media Group and Beijing Eastlong Advertising, respectively, pursuant to our contractual arrangements. Pursuant to these arrangements, the earnings and cash of VisionChina Media Group Limited and Beijing Eastlong Advertising and their subsidiaries will be used to pay such fees in RMB to CTDC and Eastlong Technology, respectively, in the manner and amount set forth in the relevant agreements. Historically, CTDC and Eastlong Technology agreed to waive the service and royalty fees from VisionChina Media Group Limited and Beijing Eastlong Advertising because (i) the Company determined to retain funds in VisionChina Media Group Limited and Beijing Eastlong Advertising for network expansion and media asset acquisition in China and (ii) VisionChina Media Group Limited and Beijing Eastlong Advertising were in accumulated net loss positions under U.S. GAAP.

Capital Expenditures

We had capital expenditures of US$3.6 million, US$2.3 million and US$1.8 million for the years ended December 31, 2010, 2011 and 2012, respectively. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2013 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network and content production equipment]. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.

In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers. As of March 31, 2013, our local operating partners in the seven cities except for in Beijing have not yet begun the conversion process. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in five of these seven cities. The total cost of converting the equipment to the National Standard in these four cities Beijing, Nanjing, Changchun and Zhengzhou is not expected to exceed RMB10.0 million. However, we and our local operating partners have not yet determined the allocation of the conversion expenses. We believe that these capital expenditures would not materially affect our liquidity. For details of the required compliance with the National Standard, please refer to “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not meet the newly adopted PRC national standards for mobile digital television operations. We will be required to spend significant capital and other resources to convert the digital television broadcasting infrastructure of our local operating partners to these national standards, which could materially and adversely affect our business, financial condition and results of operations.”

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities.  The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.  An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment.  Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset.  If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed.  The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications.  Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period.  Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•                                          Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S.  GAAP to be reclassified to net income in its entirety in the same reporting period.

•                                          Cross-reference to other disclosures currently required under U.S.  GAAP for other reclassification items (that are not required under U.S.  GAAP) to be reclassified directly to net income in their entirety in the same reporting period.  This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012.  Early adoption is permitted.  The Group will adopt this pronouncement on January 1, 2013, and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

C.                                    Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our total revenues, net loss, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$)
Long-term purchase agreement	265,276,000	75,212,000	136,495,000	33,449,000	20,120,000
Operating lease obligations	1,504,689	935,023	502,288	37,383	29,995
Total contractual obligations	266,780,689	76,147,023	136,997,288	33,486,383	20,149,995

We have entered into several agreements under our exclusive agency model to purchase advertising time from local mobile digital television companies typically for a period of five to ten years. As of December 31, 2012, future minimum purchase commitments under these agreements totaled approximately US$3.2 million.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2013.

Name	Age	Position/Title
Limin Li	52	Chairman of the Board of Directors, Chief Executive Officer
Yan Wang	35	Chief Financial Officer
Wei Liu	46	Chief Operating Officer
Haijun Liu	50	Chief Development Officer
Yanqing Liang (1)(2)(3)	41	Independent Director
Kit Leong Low	42	Director
Arthur Wong (1)(2)(3)	53	Independent Director
Xisong Tan (1)(2)(3)	65	Independent Director

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

Yan Wang has been our chief financial officer since August 2012. Mr. Wang was our senior vice president from February 2012 to August 2012, vice president of finance from January 2011 to February 2012, and senior financial controller from December 2009 to January 2011. Mr. Wang joined us in April 2009 as a full-time employee. Before joining VisionChina Media, Mr. Wang was an audit manager at KPMG, an independent public registered accounting firm. From 2001 to 2009, he worked in the audit department in KPMG Guangzhou office for eight years, and has led the audit engagements for SEC registrants, including both audits of U.S. GAAP financial statement and audits of the internal control over financial reporting. Mr. Wang received a bachelor degree of arts from Guangdong University of Foreign Studies in 2001.

Wei Liu has been our chief operating officer since January 23, 2013.  Ms. Liu began her career in 1993 at the Hunan Broadcasting Group, one of the top satellite TV stations in China. She was one of the key founding members of the Hunan Traffic Radio Channel, where she held a number of positions including chief of the advertising department, deputy director and director. Ms. Liu helped establish the Hunan Traffic Radio Channel among China’s first-tier radio channels with revenue growth of over 50% each year of her tenure there. In 2011, she was promoted to vice president of the Hunan Radio Station, where she produced a series of highly regarded events and was named as one of “The Top Ten Advertising Talents of Hunan Province”.

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

Arthur Wong has been a director of our company since December 2011.  He currently also serves as an independent director of Daqo New Energy Corp and China Automotive Systems, Inc., both listed on the NASDAQ, and Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange. From 2008 to 2012, Mr. Wong served as chief financial officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu, in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

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

The business address for all of our executive officers and directors, except Arthur Wong, is 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, the People’s Republic of China. Arthur Wong uses his business addresses as disclosed in “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

B.                                    Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation to our executive officers, including all the directors, was US$0.9 million. For options granted to officers and directors, see “—2006 Share Incentive Plan.”

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

Our board of directors has only granted options to participants in our 2006 share incentive plan. As of December 31, 2012, there were 1,863,378 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$4.55 per share and restricted shares, and there were 1,479,379 common shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. The following table summarizes, as of December 31, 2012, the outstanding options granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options or Restricted Shares	Exercise Price Underlying Outstanding Options or Restricted Shares (US$/Share)	Grant Date	Expiration Date
Limin Li	350,000	6.545	August 30, 2007	August 30, 2017
Haijun Liu(1)	*	1.00/ 8.53	December 8, 2006/ October 8, 2009	December 8, 2016/ October 8, 2019
Yan Wang(2)	*	5.48/ 8.53	June 17, 2009/ October 8, 2009	June 17, 2019/ October 8, 2019
Arthur Wong(3)	*	0.00	December 29, 2011	December 29, 2021
Xisong Tan(4)	*	1.00/ 4.68/ 0.00	December 8, 2007/ April 2, 2010 December 29,2011	December 8, 2016/ April 2, 2020 December 29,2021
Other individuals as group	1,513,378	3.97	(5)	(6)

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

C.                                    Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee currently consists of Arthur Wong, Xisong Tan and Yanqing Liang. Our board of directors has determined that each of Arthur Wong, Xisong Tan and Yanqing Liang satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Mr. Wong is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee currently consists of Arthur Wong, Xisong Tan and Yanqing Liang. Our board of directors has determined that each of Arthur Wong,Xisong Tan and Yanqing Liang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Ms. Tan is the chairperson of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Arthur Wong, Xisong Tan and Yanqing Liang. Our board of directors has determined that each of Arthur Wong, Xisong Tan and Yanqing Liang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Ms. Tan is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.                                    Employees

As of December 31, 2010, 2011 and 2012, we had 867, 829 and 715 full-time employees, respectively. As of December 31, 2012, we had 114 employees in management and administration, 434 in sales and marketing and 167 in network maintenance and development.

We plan to hire additional employees in all functions as we grow our business. None of our employees is represented by a labor union or other collective bargaining agreements. Since establishment, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable PRC regulations, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund. Our total contribution for such employee benefits required by applicable PRC regulations amounted to US$1.4 million, US$1.6 million and US$1.7 million for the years ended December 31, 2010, 2011 and 2012, respectively.

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2012:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Limin Li(3)	18,105,967	17.5
Yanqing Liang(4)	4,981,714	4.8
Kit Leong Low(5)	15,331,305	14.8
Yan Wang	*	*
Haijun Liu	*	*
Arthur Wong	*	*
Xisong Tan	*	*
All directors and executive officers as a group(6)	38,724,148	37.4
Principal Shareholders:
Front Lead Investments Limited(7)	18,105,967	17.5
Milestone I, II and III(8)	6,684,108	6.4
Massive Sheen Investments Limited(9)	4,981,714	4.8

Focus Media Holding Limited(10)	15,331,305	14.8
Prescott Group Capital Management L.L.C(11)	6,212,880	6.0
Oak Investment Partners XII, L.P.(12)	5,514,918	5.3

*                      Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)              Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)              The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying options held by such person that are exercisable within 60 days of December 31, 2012. Percentage of beneficial ownership of each listed person is based on the common shares outstanding as of March 1, 2013 and the common shares underlying share options exercisable by such person within 60 days of December 31, 2012, totaling 103,764,224 shares.

(3)              Includes 17,755,667 common shares owned by Front Lead Investments Limited, a British Virgin Islands company, and 350,000 common shares issuable upon the exercise of options granted to Front Lead Investments Limited that are exercisable within 60 days of the date of December 31, 2012. Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, Georgetown, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

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

(6)              Include common shares held by all of our directors and executive officers as a group and common shares issuable upon the exercise of all of the options that are exercisable within 60 days of December 31, 2012 held by all of our directors and executive officers.

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

(10)       Includes 15,331,305 common shares held by Focus Media Holding Limited, a limited liability company incorporated in the Cayman Islands whose American Depositary Receipts are traded on the Nasdaq Global Market under the symbol “FMCN”. The mailing address of Focus Media Holding Limited is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(11)       Includes 6,212,880 common shares held by Prescott Group Capital Management L.L.C., the mailing address of which is 1924 South Utica, Suite 1120 Tulsa, Oklahoma 74104-6529.

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

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.                                    Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2010, 2011 and 2012.

Transactions with Our Direct Investment Entities

Agreements to Purchase Advertising Time from and Sell Advertising Equipment to Our Direct Investment Entities

Under our arrangements with our local operating partners, we are responsible for the procurement of equipment for some of our direct investment entities and other local operating partners, such as digital displays and digital television receivers. We sell the advertising equipment to these local operating partners (including our direct investment entities) at negotiated prices and record the sales of advertising equipment as advertising equipment revenue on our financial statements. We had advertising equipment revenue of nil, US$1.8 million and US$0.9 million for the years ended December 31, 2010, 2011 and 2012, respectively, of which nil, US$0.2 million and US$0.7 million represents the sales of advertising equipment to our direct investment entities in each of these three years.

We also purchase advertising placement services from our direct investment entities at negotiated prices. For the years ended December 31, 2010, 2011 and 2012, we paid an amount of US$16.4 million, US$15.7 million and US$9.8 million, respectively, to our direct investment entities for the advertising placement services.

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

We entered into exclusive agency agreements with Wuxi Guangtong Digital Mobile Television Co., Ltd., or Wuxi Guangtong, in September 2007. These agreements grant us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Wuxi to advertisers that are not from Wuxi for a term from October 1, 2007 to December 31, 2013. Under these agreements, we pay a pre-determined media cost each year to Wuxi Guangtong. Wuxi Guangtong is responsible for installing additional digital television displays on the buses of the Wuxi public transportation companies that haveentered into agreements with Wuxi Guangtong. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.

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

Transactions with Affiliated Companies of Limin Li

Lease and loan with Meidi Zhiye

We rented office space from Shenzhen Meidi Zhiye Development Co., Ltd., a former equity holder of VisionChina Media Group, or Meidi Zhiye, for the office space of our headquarters and VisionChina Media Group. The rent was determined based on negotiation. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Meidi Ziye’s equity interest and is the chairman of Meidi Zhiye. The rental expenses totaled US$154,153, US$216,317 and US$303,269 in 2010, 2011 and 2012, respectively.

Transactions with Champs Elysees

In 2010, 2011 and 2012, VisionChina Media Group paid renovation charges of US$270,864, US$195,788 and US$324,544, respectively, to Champs Elysees Renovations Co., Ltd., or Champs Elysees Renovations. In 2010, 2011 and 2012, VisionChina Media Group also paid property management fees and utility expenses of US$28,702, US$29,172 and US$48,274, respectively, to Champs Elysees Renovations. Limin Li’s wife is the chairwoman of Champs Elysees Renovations.

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

Agreements that Transfer Economic Benefit to Us

Technology and Management Service Agreement. Pursuant to the technology and management service agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, CDTC provides technology consulting and management services related to the business operations of VisionChina Media Group. As consideration for such services, VisionChina Media Group has agreed to pay the service fees specified by CDTC in the payment notices it provides to VisionChina Media Group from time to time. The payment notices shall enclose charge lists, setting forth the services provided, the hours spent in performing the services, and the applicable service charge rates. The charge rates, which are annexed to the agreement, may be adjusted pursuant to a supplemental agreement entered into by the parties. If VisionChina Media Group objects to the service fees set forth in a payment notice, both parties shall mutually agree upon the service fees to be paid by VisionChina Media Group. In addition, VisionChina Media Group shall reimburse CDTC for out-of-pocket expenses incurred in connection with providing the services. The service fee shall be calculated using a rate as mutually agreed by CDTC and VisionChina Media Group multiplied by average numbers of LCD screens put into use in the digital mobile television advertising network operated by VisionChina Media Group during each of the calendar year. The term of this agreement is 25 years, which may be terminated at any time or extended by CDTC at its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Domain Name License Agreement. Pursuant to the domain name license agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, CDTC grants VisionChina Media Group the exclusive right to use its domain names, www.cdmtv.tv and www.cdmg.cn, in exchange for a royalty fee equal to 0.2% of the gross annual revenues of VisionChina Media Group. The parties may mutually agree to adjust the royalty fee within the first ten working days of any year during the term of the agreement. The agreement has a term of 25 years, which may be terminated at any time or extended by CDTC at its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Business Cooperation Agreement. Pursuant to the business cooperation agreement entered into on February 22, 2005 between Beijing Eastlong Technology and Beijing Eastlong Advertising, Beijing Eastlong Advertising shall operate an out-of-home advertising platform and sell advertisements or value-added-services on that platform, which it may do by setting up joint ventures with third parties or by otherfeasible means. The cooperation method by which Beijing Eastlong Technology and Beijing Eastlong Advertising engage inbusiness projects shall vary, with Beijing Eastlong Technology either providing technology and consulting servicesto Beijing Eastlong Advertising, Beijing Eastlong Advertising subletting work to Beijing Eastlong Technology, or Beijing EastlongTechnology and Beijing Eastlong Advertising jointly engaging in projects, depending on PRC legal and regulatoryrequirements, including qualification or licensing requirements, and the requirements of third-party projectowners.Undereach cooperation method, Beijing Eastlong Technology and Beijing Eastlong Advertising shall receive 90% and 10%,respectively, of the project profits and eachshall be reimbursed, as applicable, for its out-of-pocket expenses. Beijing Eastlong Technology shall be the exclusive and sole cooperating partner of Beijing Eastlong Advertising, and Beijing Eastlong Advertising shall not engage inany business other than that it conducts in cooperation with Beijing Eastlong Technology without Beijing EastlongTechnology’s prior written consent. The term of this agreement commences on February 22, 2005 and remains in effect unless Beijing Eastlong Technology ceases to exist. This agreement can be terminated (i) by mutual agreement by both parties, (ii) if either party is declared legally bankrupt and the other party requests termination of the engagement, or (iii) if Beijing Eastlong Technology is unable to provide any services to Beijing Eastlong Advertising for more than three years due to force majeure.

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

Our PRC legal counsel has advised that it is not stipulated or required in the PRC Property Rights Law whether an equity pledge made before the effectiveness of the PRC Property Rights Law on October 1, 2007 must be registered with the SAIC. Our equity pledge agreement was entered into on February 15, 2007, at which time equity pledges were governed by the then applicable PRC Company Law and PRCGuarantee Law. According to these two PRC laws and regulations, an equity pledge of a limited liability company does not require any registration with the SAIC or its local counterparty, and an equity pledge agreement becomes effective soon after the equity pledge is recorded or filed with a company’s Register of Shareholders. Therefore, we consider our pledge agreements effective and enforceable even though we did not register with SAIC or its local counterparty. As of December 31, 2012, we, CDTC and VisionChina Media Group are not required by any government authorities to register with the SAIC, nor are they subject to any penalties or fines. Based on the foregoing, we believe we are not required by the PRC Property Rights Law to register the equity pledge with SAIC and that the equity pledge agreement is enforceable in a PRC court of law.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Our Company and its wholly owned subsidiary, Vision Best Limited, filed a summons with notice in the New York Court on December 27, 2010 against the selling shareholders and former management of Digital Media Group. The summons with notice alleged that the selling shareholders of Digital Media Group (i) engaged in an unlawful scheme to induce us, through false, deceptive, and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme. The summons with notice further alleged that we are owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which we acquired Digital Media Group (the “Merger Agreement”). The claims summarized in the summons with notice were set forth in a more detailed complaint we filed on February 2, 2011.

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

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits. It granted the motion to dismiss our fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of Digital Media Group’s electronic data. The New York Court denied the Former Digital Media Group Shareholders’ motion to dismiss our indemnification claim for not less than US$2,785,633 but granted their motion to attach our assets in the amount of US$30.0 million plus interest, as security in the event the Former Digital Media Group Shareholders were successful in their monetary claims against us. The ruling also required the Former Digital Media Group Shareholders to file a US$500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment. Finally, the New York Court denied the Former Digital Media Group Shareholders’ request to compel us to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

On November 11, 2011 we filed an appeal from the New York Court’s orders.

On November 21, 2011 the Former Digital Media Group Shareholders filed a motion for partial summary judgment in the New York Court, seeking a judgment against us of US$60.0 million plus interest for failure to make US$60.0 million in post-closing payments claimed to be due for the acquisition of Digital Media Group. They also filed a motion to confirm the order of attachment previously entered in the amount of US$30 million plus interest. On August 13, 2012, the New York State Supreme Court entered an order (the”August 13 Order”) directing us and Vision Best Limited, on or before August 21, 2012 to (a) transfer US$60.0 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) deposit US$60.0 million into an escrow account controlled by the Sheriff, or (c) make other arrangements satisfactory to the Former Digital Media Group Shareholders in the litigation for security with respect to the final judgment in that amount. We and Vision Best Limited took prompt steps to comply with the August 13 Order and have arranged for the delivery to the Sheriff of more than US$3.2 million in cash denominated in or convertible to U.S. dollars that were held by or for us or our subsidiaries outside the PRC. With respect to unds held within the PRC in Renminbi, any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the SAFE. Accordingly, on August 20, 2012, the Company applied to the SAFE for such approval, for the transfer of the balance required under the August 13 Order (an amount equivalent to approximately US$56.8 million). SAFE, however, denied the application.

At same time as taking steps to comply with the August 13 Order to the extent possible, we have appealed from that order. It sought a stay of enforcement of the August 13 Order, but that request was denied, first by a single judge of the appellate court on August 17, 2012 and then by a full panel of that court on October 2, 2012. We have perfected the appeal from the August 13 Order.

On October 21, 2012, Former Digital Media Group Shareholders filed a contempt motion in the New York Court against us and Vision Best for failure to transfer US$60 million into New York State by August 21, 2012 as directed in the August 13 Order.

On January 7, 2013, the New York State Supreme Court issued an order of civil contempt against us that we had failed to comply fully with an August 13, 2012 turnover order requiring us to post security in connection with prejudgment orders of attachment totaling US$60 million. The turnover order required us to pay that amount to the New York City Sheriff or enter into an escrow of the funds in the People’s Republic of China or alternative security arrangement acceptable to plaintiffs. Although we arranged to transfer to the Sheriff most of the assets of its subsidiaries located outside the PRC (almost US$4.5 million), we had advised the judge that it was not able to transfer additional assets held by its PRC subsidiary because of restrictions of the PRC’s State Administration of Foreign Exchange (the “SAFE”).

On February 19, 2013 the New York State Supreme Court entered a modified order (the “February 19 Order”), adding to the terms of the August 13 Order the alternative provision that we may deposit in escrow, with the Jun He Law Offices as escrow agent, an amount of Chinese currency equivalent to US$60 million less the amount currently on deposit of approximately US$4.5 million with the New York City Sheriff’s Office, to be held in escrow until a final judgment in this action or a settlement between the parties resolving the action. However, the Jun He Law Offices have informed the New York Court that they were not willing to serve as escrow agent and the Company had been advised that any escrow of funds to be held in China pursuant to an agreement that contemplates the possibility of ultimate transfer of Chinese currency outside of China requires approval of SAFE. The contempt sanction was a fine of US$250 plus payment of the plaintiffs’ attorneys’ fees incurred on the contempt application. The plaintiffs’ attorneys’ fee was estimated to be US$282,000 and such amount is fully accrued as of December 31, 2012 and included in accrued expenses and other current liabilities (however, as explained below, the amount actually awarded was. US$185,892.31 in plaintiff’s attorney’s fee in addition to a US$250 fine, a total of $186,142.31). We filed a notice of appeal from that Contempt Order on March 15, 2013

On May 16, 2013, the New York Court ordered us to pay Former Digital Media Group Shareholders US$250 fine plus plaintiffs’ costs and reasonable attorneys’ fees in the amount of US$185,892.31 within fifteen days. We will also continue to vigorously pursue its appeal to revive its affirmative claims against Gobi Partners and Oak Investment Partners for fraud and other relief. However we are unable to predict the ultimate outcome of the matter. We note that our exposure includes the following possible outcomes:

(a) the Former Digital Media Group Shareholders might obtain a judgment in the amount of US$60.0 million plus interest;

(b) the Former Digital Media Group Shareholders might be successful in obtaining (i) an order requiring us to release the restrictive legend on the stock that the Former Digital Media Group Shareholders received in consideration for the acquisition of Digital Media Group or (ii) damages arising out of the failure to remove the restriction; and

(c) we might not succeed in recovering on our claim with respect to the indemnity escrow, and the Former Digital Media Group Shareholders might succeed in compelling the escrow to be turned over to them.

Although we continue to claim in the pending litigation in the New York Court, and expect to appeal, that no further consideration should be paid to the Former Digital Media Group Shareholders, the consideration provided for in the Merger Agreement has been fully provided for in the consolidated financial statements. In addition, accrued interest of US$9,368,145 on the unpaid but challenged post-closing consideration of US$60.0 million provided for in the Merger Agreement has been recorded and included in accrued expenses and other current liabilities. We have made these provisions because we consider that, unless we succeed on appeal, payment of such amounts is probable based on the November 3, 2011 order of the New York Court. We estimate that the further potential loss that could result from this litigation may be as much as US$67.0 million as of date of this annual report, but we consider such potential loss merely possible but not probable due to uncertainty. The litigation is still in progress as of May 29, 2013.

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

ITEM 9.        THE OFFER AND LISTING

A.                                    Offering and Listing Details.

Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.” On December 12, 2012, we effected a change of our ADS to common shares ratio from one ADS representing one common share to one ADS representing 20 common shares. For ease of comparison, our ADS trading prices on the Nasdaq Global Market before December 12, 2012 have been retroactively adjusted to reflect this ratio change. The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the Nasdaq Global Market on May 24, 2013 was US$2.30 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2008	25.60	4.25
2009	12.27	4.80
2010	11.85	2.51
2011	99.8	21.6
2012	37.20	3.00
Quarterly:
2011
First quarter	99.80	75.00
Second quarter	93.60	44.40
Third quarter	59.60	31.60
Fourth quarter	38.80	21.60
2012
First quarter	37.20	23.00
Second quarter	32.60	14.20
Third quarter	19.40	3.00
Fourth quarter	5.60	3.05
Monthly:
2012
November	5.60	4.00
December	4.80	3.05
2013
January	4.55	3.20
February	4.40	3.50
March	4.00	3.12
April	3.75	2.00
May (through May 24)	2.96	2.20

As of March 31, 2013, a total of 3,189,518 ADSs were outstanding. As of March 31, 2013, a total of 63,790,365 common shares were registered in the name of a nominee of The Bank of New York Mellon, the depositary for the ADSs. We have no further information as to common shares or ADSs held, or beneficially owned, by U.S. persons.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Market), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not on our common shares that are not so represented, currently meet the conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a Chinese (or PRC) “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The amount of any dividend paid in Renminbi will equal the United States dollar value of the Renminbi received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Renminbi are converted into United States dollars. If the Renminbi received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Renminbi received as a dividend are not converted into United States dollars on the date ofreceipt, you will have a basis in the Renminbi equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Renminbi will be treated as United States source ordinary income or loss.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2012, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. This particular risk may have been heightened due to the recent volatility in the price of our ADSs. Moreover, there exist substantial uncertainties regarding the application of the Code and regulations thereunder with respect to the determination of the character of certain classes of assets.  Although we believe we have reasonably applied the Code and regulations thereunder, there can be no assurance that the Internal Revenue Service will follow the same application.  In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our consolidated affiliated PRC entities. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these consolidated affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the consolidated affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for 2012 and any taxable year thereafter. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or common shares in any year in which we are classified as a PFIC.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the common shares, are listed on the Nasdaq Global Market. Consequently, if youare a holder of common shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective market-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law and gain from the disposition of the ADSs or common shares is subject to tax in the PRC, if you are eligible for the benefits of the treaty between the United States and the PRC, you may elect to treat such gain as PRC source.  If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gains as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.

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

We use the U.S. dollar as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our PRC subsidiaries is the Renminbi. All of our subsidiary’s transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiary existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our public offering in August 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Except for certain cash balances, majority of our transactions are denominated in Renminbi. Considering the amount of our cash and cash equivalents balance as of December 31, 2012, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of US$0.3 million for our total amount of cash balance, with a corresponding increase or decrease in accumulated comprehensive income as of December 31, 2012.

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

On December 3, 2009, we entered into a credit facility agreement with the Bank of China to provide a maximum loan amount of RMB400 million (US$60.6 million). The long-term loan under this credit facility may be drawn at any time within two years from the effective date of the agreement and will mature in a period up to two years after it is drawn. The loan, when drawn, will carry a floating interest rate equal to 90% of the People’s Bank of China benchmark rate. As of December 31, 2010, we had a loan of US$60.5 million, which was fully repaid by end of December 30, 2011 under this credit facility.

As of December 31, 2010, we had short-term loans of US$61.2 million with Macau Branch of Bank of China, which was secured by RMB equivalent of US$70.1 million pledged with Shenzhen Branch of the Bank of China. The loans carried an annual interest rate of 1.72%, and the pledged deposits carried an annual interest rate of 2.25%, and were repaid by end of October 2011.

In 2011, VisionChina Media Group, one of our consolidated affiliated entities in China, obtained a US$31.5 million (equivalent to approximately RMB200 million), RMB denominated, secured revolving credit facility from CCB (SZ). This facility is secured by a guarantee issued by a subsidiary of us and is scheduled to expire in June 19, 2012. As of December 31, 2011, we had short-term bank loan of US$20.5 million under this facility for general corporate working capital purposes. The loan carries a floating interest rate equal to 110% of the People’s Bank of China benchmark rate and is fully repayable in full in June 2012.

In June 2012, China Digital Technology (Shenzhen) Co., Ltd, our wholly owned subsidiary, obtained a RMB57 million RMB denominated secured revolving credit facility scheduled to expire on June 24, 2013 granted by Bank of China (Shenzhen branch).  This secured credit facility is secured by restricted cash of US$10.0 million.  This secured credit facility is available for general corporate working capital purposes at an interest rate of the Benchmark Rate.  As of December 31, 2012, there were outstanding borrowings of RMB57 million under this secured credit facility. The unutilized amount of this secured credit facility was nil as of December 31, 2012.

In January 2013, we entered into another RMB150 million RMB denominated secured revolving credit facility, granted by China Construction Bank (Shenzhen branch) to our variable interest entity, VisionChina Media Group, that is scheduled to expire on January 13, 2014.  This revolving credit facility is secured by accounts receivable of VisionChina Media Group. This credit facility is available for general corporate working capital purposes at an interest rate of 160% of the Benchmark Rate.  This credit facility contains a restrictive financial covenant of maintaining a leverage ratio of no higher than 65% by VisionChina Media Group.  Violation of this financial covenant could result in a default under the this revolving credit facility, which would permit the lending bank to terminate this revolving credit facility and require immediate repayment from us of any outstanding loans advanced.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

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

Payments by Depositary

In 2012, we did not receive any payments from The Bank of New York Mellon, the depositary bank for our ADR program.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Securities Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

On December 12, 2012, we effected a change of our ADS to common share ratio from one ADS representing one common share to one ADS representing 20 common shares. Each ADS holder of record at the closing business on December 11, 2012 exchanged every 20 then ADSs for one new ADS. There was no change to the rights and preferences of the underlying common shares.

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

As of December 31, 2012, approximately US$80.4 million of the net proceeds from our public offerings has been used for acquisitions of six advertising agency companies and Digital Media Group and capital expenditures, and approximately US$32.3 million has been used for general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on pages F-1 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.       CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief development officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2011	2012
	(US$)
Audit Fees(1)	1,250,000	1,270,000
Other Fees	—	—
Total	1,250,000	1,270,000

(1)         Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services and other services as described above, other than those for de minimis services which are approved by the Audit Committee or our board of directors prior to the completion of the audit.

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

In September 2011, our board of directors approved another share repurchase program, or the 2011 Share Repurchase Program, under which we may repurchase up to US$15 million worth of our issued and outstanding ADSs from the open market from time to time and before December 31, 2012. During the period from September 1, 2011 to March 31, 2012, we purchased, under the 2011 Share Repurchase Program, 1,062,450 of our ADSs in aggregate at an average price of US$1.73 for a total consideration of approximately US$1.9 million. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. All of the repurchased shares had been retired from our outstanding common shares in 2012.

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

ITEM 18.          FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2011 and 2012

•                  Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012

•      Consolidated Statements of Comprehensive Income/(Loss) for the years end December 31, 2010, 2011 and 2012.

•                  Consolidated Statements of Changes of Equity for the years ended December 31, 2010, 2011 and 2012

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012

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

Date: May 30, 2013

VISIONCHINA MEDIA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of VisionChina Media Inc.:

We have audited the internal control over financial reporting of VisionChina Media Inc. and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company, and our report dated May 30, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Certified Public Accountants

Hong Kong

May 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of VisionChina Media Inc.:

We have audited the accompanying consolidated balance sheets of VisionChina Media Inc. and subsidiaries and variable interest entities (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 and the related financial statement schedule listed in the Index as Schedule I.  These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Certified Public Accountants

Hong Kong

May 30, 2013

VISIONCHINA MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. Dollars (“$”), except number of shares)

		December 31,
	Notes	2011	2012
ASSETS
Current Assets:
Cash and cash equivalents		$80,309,629	$29,012,381
Restricted cash		3,305,889	14,533,235
Accounts receivable, net of allowance for doubtful accounts of $4,427,016 and $9,414,581 as of December 31, 2011 and 2012, respectively	4	66,284,254	36,743,469
Amounts due from related parties	20(a)	2,444,076	2,104,416
Prepaid expenses and other current assets	5	34,278,153	26,807,894
Total current assets		$186,622,001	$109,201,395

Non-current Assets:
Fixed assets, net	6	13,637,752	10,782,166
Goodwill	7	141,406,456	—
Intangible assets, net	8	39,537,180	366,691
Investments under equity method	9	7,200,301	7,304,745
Other investments	10	3,020,677	3,045,221
Long-term prepayments and deposits	11	19,896,185	17,536,605
Restricted cash		1,101,963	1,114,515
Deferred tax assets	15	2,718,167	443,981
Total non-current assets		$228,518,681	$40,593,924
TOTAL ASSETS		$415,140,682	$149,795,319

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans (including short-term bank loans of the consolidated variable interest entities (“VIEs”) without recourse to VisionChina Media Inc. (the “Company”) of $20,465,028 and nil as of December 31, 2011 and 2012, respectively)	12	$20,465,028	$8,998,429
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of $14,130,377 and $5,940,292 as of December 31, 2011 and 2012, respectively)		16,148,736	7,743,867
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of and $1,336,814 and $1,634,416 as of December 31, 2011 and 2012, respectively)	20(b)	1,415,681	1,828,412
Consideration payable (including consideration payable of the consolidated VIEs without recourse to the Company of $ nil and nil as of December 31, 2011 and 2012, respectively)	3	64,000,000	64,000,000
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $117,635 and $23,755 as of December 31, 2011 and 2012, respectively)		117,635	23,755
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $12,217,882 and $12,763,055 as of December 31, 2011, and 2012, respectively)	13	18,814,550	26,211,259
Total current liabilities		$120,961,630	$108,805,722

Non-current Liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of $338,106 and nil as of December 31, 2011, and 2012, respectively)	15	$9,808,291	$—
Other non-current liability		968,780	976,651
Total non-current liabilities		10,777,071	976,651
Total liabilities		$131,738,701	$109,782,373

Commitments and contingencies	18

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 101,313,015 and 101,366,544 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	14	$10,131	$10,137
Additional paid-in capital		341,963,008	342,670,656
Accumulated deficit		(93,729,215)	(340,138,407)
Accumulated other comprehensive income		34,940,445	37,371,672
Total VisionChina Media Inc. shareholders’ equity		$283,184,369	$39,914,058
Noncontrolling interest		217,612	98,888
Total equity		283,401,981	40,012,946
TOTAL LIABILITIES AND EQUITY		$415,140,682	$149,795,319

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars (“$”), except number of shares)

		Year ended December 31,
	Notes	2010	2011	2012
Revenues:
Third-parties:
Advertising service revenue		$138,056,640	$179,415,668	$114,741,386
Advertising equipment revenue		—	1,558,764	178,914
		138,056,640	180,974,432	114,920,300
Related parties:
Advertising equipment revenue	20(c)	—	219,918	747,550
Total revenues		$138,056,640	$181,194,350	$115,667,850

Cost of revenues:
Third-parties:
Advertising service cost		121,000,454	127,057,954	121,374,431
Advertising equipment cost		—	1,339,536	125,458
		121,000,454	128,397,490	121,499,889
Related parties:
Advertising equipment cost		—	154,491	219,833
Total cost of revenues		121,000,454	128,551,981	121,719,722
Gross profit (loss)		17,056,186	52,642,369	(6,051,872)

Operating expenses:
Selling and marketing expenses		28,315,592	44,916,460	42,979,527
General and administrative expenses		9,499,717	13,207,064	18,676,539
Impairment loss on intangible assets and goodwill	7 & 8	145,720,504	—	178,814,411
Contingent loss in connection with a litigation	18(c)	—	3,375,000	5,993,145
Other operating expenses		—	2,140,655	—
Total operating expenses		183,535,813	63,639,179	246,463,622
Government grant		—	—	756,757
Share of (losses) profits from equity method investees		(109,989)	230,280	45,509
Dividend income from other investments	10	—	142,265	162,100
Gain on disposal of equity interest in a subsidiary	1	—	175,903	—
Operating loss		(166,589,616)	(10,448,362)	(251,551,128)
Interest income		2,082,605	1,711,117	696,292
Interest expense		(4,952,239)	(4,716,577)	(2,614,543)
Other expenses		—	42,153	(605,958)
Net loss before income taxes		(169,459,250)	(13,411,669)	(254,075,337)
Income tax benefits	15	18,202,289	793,415	7,547,421
Net loss		(151,256,961)	(12,618,254)	(246,527,916)
Net (income) loss attributable to noncontrolling interest		(81,261)	114,962	118,724
Net loss attributable to VisionChina Media Inc. shareholders		$(151,338,222)	$(12,503,292)	$(246,409,192)

Net loss per share:
Basic	2(s)	$(1.83)	$(0.12)	$(2.43)
Diluted		$(1.83)	$(0.12)	$(2.43)
Weighted average shares used in computation of net loss per share:
Basic		82,739,234	102,047,414	101,351,222
Diluted		82,739,234	102,047,414	101,351,222
Share-based compensation expenses during the related periods included in:
Cost of revenues		$100,711	$58,836	$52,824
Selling and marketing expenses		432,632	447,767	394,719
General and administrative expenses		414,162	311,070	221,111

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in U.S. Dollars (“$”), except number of shares)

	Year ended December 31,
	2010	2011	2012

Net loss	$(151,256,961)	$(12,618,254)	$(246,527,916)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	11,568,199	12,872,968	2,431,227
Total comprehensive (loss) income	139,688,762	254,714	(244,096,689)
Comprehensive (income) loss attributable to the noncontrolling interests	(81,261)	114,962	118,724
Total comprehensive (loss) income attributable to VisionChina Media Inc.	$(139,770,023)	$369,676	$(243,977,965)

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in U.S. Dollars (“$”), except number of shares)

						Total
					Accumulated	Vision China
			Additional		other	Media Inc.	Non-
	Common shares		paid-in	Accumulated	comprehensive	shareholders’	controlling
	Number	Amount	capital	(deficit) profit	income	equity	interest	Total

Balance as of January 1, 2010	72,140,684	$7,214	$192,362,565	$70,112,299	$10,499,278	$272,981,356	$434,358	$273,415,714
Shares issued for DMG Acquisition (as defined in Note 3)	8,476,013	848	67,566,538	—	—	67,567,386	—	67,567,386
Shares issued to certain subscribers (Note 14)	4,006,474	401	12,900,846	—	—	12,901,247	—	12,901,247
Noncontrolling interest acquired in DMG Acquisition	—	—	—	—	—	—	2,403	2,403
Exercise of share options	202,800	20	157,513	—	—	157,533	—	157,533
Restricted shares	68,917	7	(7)	—	—	—	—	—
Share-based compensation	—	—	947,505	—	—	947,505	—	947,505
Dividend paid to a noncontrolling shareholder	—	—	—	—	—	—	(50,492)	(50,492)
Foreign currency translation adjustment	—	—	—	—	11,568,199	11,568,199	—	11,568,199
Net (loss) income	—	—	—	(151,338,222)	—	(151,338,222)	81,261	(151,256,961)

Balance as of December 31, 2010	84,894,888	$8,490	$273,934,960	$(81,225,923)	$22,067,477	$214,785,004	$467,530	$215,252,534
Shares issued to certain subscribers (Note 14)	17,375,479	1,737	68,995,004	—	—	68,996,741	—	68,996,741
Shares repurchases	(1,062,450)	(106)	(1,877,459)	—	—	(1,877,565)	—	(1,877,565)
Exercise of share options	88,334	8	92,832	—	—	92,840	—	92,840
Restricted shares	16,764	2	(2)	—	—	—	—	—
Share-based compensation	—	—	817,673	—	—	817,673	—	817,673
Disposal of equity interest in a subsidiary	—	—	—	—	—	—	(134,956)	(134,956)
Foreign currency translation adjustment	—	—	—	—	12,872,968	12,872,968	—	12,872,968
Net loss	—	—	—	(12,503,292)	—	(12,503,292)	(114,962)	(12,618,254)

Balance as of December 31, 2011	101,313,015	$10,131	$341,963,008	$(93,729,215)	$34,940,445	$283,184,369	$217,612	$283,401,981
Exercise of share options	39,100	4	38,996	—	—	39,000	—	39,000
Restricted shares	14,429	2	(2)	—	—	—	—	—
Share-based compensation	—	—	668,654	—	—	668,654	—	668,654
Foreign currency transaction adjustment	—	—	—	—	2,431,227	2,431,227	—	2,431,227
Net loss	—	—	—	(246,409,192)	—	(246,409,192)	(118,724)	(246,527,916)

Balance as of December 31, 2012	101,366,544	$10,137	$342,670,656	$(340,138,407)	$37,371,672	$39,914,058	$98,888	$40,012,946

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars (“$”), except number of shares)

		For the year ended December 31,
	Notes	2010	2011	2012
Cash flows from operating activities:
Net loss		$(151,256,961)	$(12,618,254)	$(246,527,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	4	585,502	3,067,349	4,951,593
Depreciation and amortization		16,410,245	10,875,940	7,772,392
Impairment loss on intangible assets and goodwill		145,720,504	—	178,814,411
Loss on disposal of fixed assets		61,056	3,162	169,484
Gain on disposal of equity interest in a subsidiary		—	(175,903)	—
Share of losses (profits) from equity method investees		109,989	(230,280)	(45,509)
Share-based compensation		947,505	817,673	668,654
Finance cost on consideration payable		664,246	368,682	5,993,145
Deferred tax		(18,008,959)	(956,260)	(7,673,154)
Changes in operating assets and liabilities:
Accounts receivable		(9,237,956)	(16,512,238)	25,091,818
Amounts due from related parties		1,307,017	505,073	359,519
Prepaid expenses and other current assets		(13,676,430)	(10,328,029)	10,213,637
Accounts payable		7,484,947	2,364,875	(8,536,087)
Accrued expenses and other current liabilities		(1,686,546)	5,791,432	1,250,684
Amounts due to related parties		811,541	(407,954)	401,228
Income tax payable		(2,446,445)	(182,326)	(94,836)
Net cash used in operating activities		$(22,210,745)	$(17,617,058)	$(27,190,937)

Cash flows from by investing activities:
Settlements of consideration payable	3	$(68,509,178)	$(1,321,189)	$—
Net cash inflow from acquisition of subsidiaries	3	3,840,983	—	—
Acquisitions of fixed assets		(3,435,173)	(2,300,424)	(1,801,722)
Acquisitions of intangible assets		(133,095)	—	(109,065)
Restricted cash		38,607,862	68,831,080	(11,204,082)
Investment in other investments		—	(157,423)	—
Net cash flow from disposal of equity interest in a subsidiary		—	72,580	—
Net cash (used in) provided by investing activities		$(29,628,601)	$65,124,624	$(13,114,869)

Cash flows from financing activities:
Proceeds from bank loans		78,181,484	20,465,028	31,851,581
Repayment of bank loans		(42,849,029)	(123,812,507)	(43,484,471)
Proceeds from issuance of common shares		12,901,247	68,996,741	—
Proceeds from exercise of share options		157,533	92,840	39,000
Share repurchases		—	(1,877,565)	—
Dividend paid to a noncontrolling shareholder		(50,492)	—	—
Net cash provided by (used in) financing activities		$48,340,743	$(36,135,463)	$(11,593,890)
Effect of changes in exchange rate		1,875,852	1,726,190	602,448
Net (decrease) increase in cash and cash equivalents		$(1,622,751)	$13,098,293	$(51,297,248)
Cash and cash equivalents at the beginning of the year		68,834,087	67,211,336	80,309,629
Cash and cash equivalents at the end of the year		$67,211,336	$80,309,629	29,012,381

Supplemental disclosure of cash flow information:
Income taxes paid		$2,253,115	$329,907	$220,569
Interest paid		4,397,583	4,347,895	2,140,197

Non-cash investing and financing activities:
Shares issued as part of consideration for acquisition of subsidiaries (Note 3)		$67,567,386	$—	$—

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

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that transfer economic benefits to CDTC and Eastlong Technology:

Technology and management services agreement

Pursuant to the technology and management service agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, CDTC provides technology consulting and management services related to the business operations of VisionChina Media Group.  As consideration for such services, VisionChina Media Group has agreed to pay the service fees specified by CDTC in the payment notices it provides to VisionChina Media Group from time to time.  The payment notices shall enclose charge lists, setting forth the services provided, the hours spent in performing the services, and the applicable service charge rates.  The charge rates, which are annexed to the agreement, may be adjusted pursuant to a supplemental agreement entered into by the parties.  If VisionChina Media Group objects to the service fees set forth in a payment notice, both parties shall mutually agree upon the service fees to be paid by the VisionChina Media Group.  In addition, VisionChina Media Group shall reimburse the WFOE for out-of-pocket expenses incurred in connection with providing the services to CDTC.  The service fee shall be calculated using a rate as mutually agreed by CDTC and VisionChina Media Group multiplied by average numbers of screens put into use in the digital mobile television advertising network operated by VisionChina Media Group during each of the calendar year.  The term of this agreement is 25 years, which may be terminated at any time or extended by CDTC at its discretion.  In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Domain Name License Agreement

Pursuant to the domain name license agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, CDTC grants VisionChina Media Group the exclusive right to use its domain names, in exchange for a royalty fee equal to 0.2% of the gross annual revenues of VisionChina Media Group.  The parties may mutually agree to adjust the royalty fee within the first ten working days of any year during the term of the agreement.  The agreement has a term of 25 years, which may be terminated at any time or extended by CDTC at its discretion.  In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Business Cooperation Agreement

Pursuant to the business cooperation agreement entered into on February 22, 2005 between Eastlong Technology and Eastlong Advertising, Eastlong Advertising shall operate an out-of-home advertising platform and selling advertisements or value added services on that platform, which it may do by setting up joint ventures with third parties or by other feasible means.  The cooperation method by which Eastlong Technology and Eastlong Advertising engage in business projects shall vary, with Eastlong Technology either providing technology and consulting services to Eastlong Advertising, Eastlong Advertising subletting work to Eastlong Technology, or Eastlong Technology and Eastlong Advertising jointly engaging in projects, depending on PRC legal and regulatory requirements, including qualification or licensing requirements, and the requirements of third-party project owners.  Under each cooperation method, Eastlong Technology and Eastlong Advertising shall receive 90% and 10%, respectively, of the project profits and each shall be reimbursed, as applicable, for its out-of-pocket expenses.  Eastlong Technology shall be the exclusive and sole cooperating partner of Eastlong Advertising, and Eastlong Advertising shall not engage in any business other than that it conducts in cooperation with Eastlong Technology without Eastlong Technology’s prior written consent.  The term of this agreement commences on February 22, 2005 and remains in effect unless Eastlong Technology ceases to exist.  This agreement can be terminated if (i) by mutual agreement by both parties (ii) if either party is declared legally bankrupt and the other party requests termination of the agreement or (iii) Eastlong Technology is unable to provide any services to Eastlong Advertising for more than three consecutive years due to force majeure.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that transfer economic benefits to CDTC and Eastlong Technology: - continued

Business Cooperation Agreement - continued

CDTC and Eastlong Technology historically agreed to waive the obligation of the respective VIEs to pay their service and royalty fees because (i) the Group determined to retain funds in the respective VIEs for network expansion and media asset acquisition in China and (ii) each of the VIEs was still in accumulated net loss position in accordance with U.S. GAAP.  The WFOE and VIEs mutually agreed on the terms of the fee waivers and such fee waivers have been approved by the respective board of directors of CDTC and VisionChina Media Group.

The service agreements (namely, the technology and management services agreement, the domain name license agreement and the business cooperation agreement) are renewable by CDTC or Eastlong Technology, as applicable, at its discretion.  The technology and management services agreement and the domain name license agreement require mutual consent for any adjustments to the fee under the respective agreements.  Given the structure of the Company and its control over the VIEs as explained below, the mutual consent requirement is non-substantive and the Company effectively maintains the ability to determine the amount and timing of fees charged of the service agreements so that substantially all of the profits of the VIEs can be transferred to CDTC or Eastlong Technology.  The above service agreements can convey substantially all of the economic benefits of the VIEs to CDTC and Eastlong Technology because CDTC and Eastlong Technology can unilaterally determine the amount and timing of the fees charged.

The Company has the power to direct the activities of VIEs that most significantly impact VIEs’ economic performance, such as (1) determining pricing for advertising services, (2) hiring and conducting performance evaluations of employees, (3) managing sales activities, (4) conducting marketing activities, (5) establishing the policy for payment of cash from the VIEs to the WFOEs, including determination of the amount of the fees to be paid under the agreements between the VIEs and the WFOEs, and (6) determining whether to expand or terminate advertising platforms.  As further described below, Mr. Limin Li and Ms. Yanqing Liang, the direct equity holders of VisionChina Media Group, has each signed an irrevocable proxy letter pursuant to which he/she has granted CDTC the right to exercise all of his/her voting rights as an equity holder of VisionChina Media Group.  The proxy letters provide the Company with the ability to control and exercise the voting and governance rights that the equity holders of VisionChina Media Group would otherwise possess through their equity ownership interests in VisionChina Media Group Limited.  In addition, as further described below, the option agreements also provide the Company with the ability to control and exercise the voting and governance rights of the equity holders of VisionChina Media Group Limited and Eastlong Advertising by having CDTC and Eastlong Technology exercise their substantive kick out rights to replace the equity holders of these consolidated affiliated entities.  The terms of the option agreements are currently exercisable and legally enforceable under current PRC laws and regulations.  A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s kick-out rights under the option agreements, and no consent of the VIEs’ equity holders is required.  The board of directors of the Company comprises five directors, including Mr. Limin Li and Ms. Yanqing Liang, and therefore Mr. Limin Li and Ms. Yanqing Liang do not have veto power over such majority vote.  The Company’s right under the option agreements gives the Company the power to control the equity holders of the VIEs and thus the power to direct the activities that most significantly impact the VIEs’ economic performance.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that provide Company effective control over VisionChina Media Group and Eastlong Advertising:

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that provide Company effective control over VisionChina Media Group and Eastlong Advertising: - continued

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

Risks in relation to the VIEs structure

The Group believes that the VIEs arrangements are in compliance with PRC law and are legally enforceable.  The equity holders of VisionChina Media Group are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements.  However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

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

In particular, if the Company’s ownership structure and contractual arrangements were found to be in violation of PRC laws or regulations, the PRC government could:

•                                          revoke the business and operating licenses of the Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries;

•                                          discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries;

•                                          impose fines, confiscate the income of the VIEs or the VIEs subsidiaries, or impose other requirements with which the Company’s PRC subsidiaries, the VIEs or the VIEs’ subsidiaries may not be able to comply;

•                                          shut down the network of the VIEs and the VIEs’ subsidiaries; or

•                                          require the Company or the Company’s PRC subsidiaries, the VIEs and the VIEs’ subsidiaries to restructure their ownership structure or operations.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIEs structure - continued

The Company’s ability to conduct its advertising business may be negatively affected if the PRC government were to carry out any of the aforementioned action, or if the VIEs or their equity holders breach or do not comply with the contractual arrangements.  As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs’ subsidiaries, and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries.

Mr. Limin Li and Ms. Yanqing Liang are the shareholders of VisionChina Media Group Limited and they are also beneficial owners of the Company.  The interests of Mr. Limin Li and Ms. Yanqing Liang as the beneficial owners of VisionChina Media Group Limited may differ from the interests of the Company as a whole, since Mr. Limin Li and Ms. Yanqing Liang are also beneficial shareholders of the Company.  The Company cannot assure that when conflicts of interest arise, Mr. Limin Li and Ms. Yanqing Liang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor.  Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Limin Li and Ms. Yanqing Liang may encounter in their capacity as beneficial owners and directors of VisionChina Media Group Limited, on the one hand, and as a beneficial owner and director of the Company. Mr. Limin Li and Ms. Yanqing Liang signed irrevocable proxy letters, pursuant to which Mr. Limin Li and Ms. Yanqing Liang have granted CDTC the right to exercise all their voting rights as equity holders of VisionChina Media Group.  The Company believes Mr. Limin Li and Ms. Yanqing Liang will not act contrary to any of the contractual arrangements, and the exclusive option agreement provides the Company with a mechanism to remove Mr. Limin Li and Ms. Yanqing Liang as beneficial shareholders of VisionChina Media Group Limited should they act to the detriment of the Company.  The Company relies on Mr. Limin Li, as a director and executive officer of the Company, and Ms. Yanqing Liang, as a director of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company.  If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Limin Li and Ms. Yanqing Liang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

The VIEs contributed an aggregate of 99.5%, 98.3% and 99.3% of the Group’s consolidated net revenues derived from third parties and non-consolidated affiliates for the years ended December 31, 2010, 2011 and 2012, respectively.  The Group’s operations not conducted through contractual arrangements with the VIEs primarily consist of (1) sales of Passenger Information and Direction Systems to various subway companies in the PRC, (2) sales of equipment used for mobile digital television on mass transit systems, and (3) advertising revenue on advertising platforms located outside of the PRC.  In the fiscal years ended December 31, 2010, 2011 and 2012, the Company and its subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 0.5%, 1.7% and 0.7%, respectively, of the Group’s total consolidated net revenues derived from third parties and non-consolidated affiliates.  As of December 31, 2010, 2011 and 2012, the VIEs accounted for an aggregate of 65.7%, 80.2% and 77.4%, respectively, of the Group’s consolidated total assets.  As of December 31, 2010, 2011 and 2012, the Company and its subsidiaries accounted for an aggregate of 34.3%, 19.8% and 22.6%, respectively, of the Company’s total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIEs structure - continued

The financial information of the Company’s VIEs and VIEs’ subsidiaries as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 is as follows:

	December 31,
	2011	2012

Total assets	$438,643,462	$243,911,518
Total liabilities	492,507,843	502,598,211

	Year ended December 31,
	2010	2011	2012

Net revenues	$138,056,640	$199,622,163	114,839,319
Net loss	(110,259,691)	(2,762,658)	(204,191,346)
Net cash provided by (used in) operating activities	1,760,983	57,162,780	(13,419,077)
Net cash (used in) provided by investing activities	(55,717,423)	(1,664,123)	2,665,801
Net cash used in financing activities	(58,334,979)	(44,693,807)	(22,772,297)

The Group’s consolidated assets do not include any collateral for VisionChina Media Group’s and Eastlong Advertising’s obligations.

There was no pledge or collateral of the assets either in VisionChina Media Group or Eastlong Advertising as of December 31, 2012.  Creditors of VisionChina Media Group have no recourse to the general credit of CDTC or the Company, which is the primary beneficiary of VisionChina Media Group.  Creditors of Eastlong Advertising have no recourse to the general credit of Eastlong Technology or the Company, which is primary beneficiary of Eastlong Advertising.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2012, subsidiaries and variable interest entities include the following entities:

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of the Company
CDTC	N/A	March 9, 2006	PRC	100%
Aim Sky International Limited (“Aim”)	April 1, 2008	January 1, 2008	British Virgin Islands (“BVI”)	100%
Win Prosper Development Limited	N/A	April 23, 2008	Hong Kong (“HK”)	100%
Century Port Limited (“Century”)	May 1, 2008	March 20, 2008	BVI	100%
Goldwhite Limited (“Goldwhite”)	May 1, 2008	March 21, 2008	BVI	100%
Peak Win Limited (“Peak”)	May 1, 2008	March 19, 2008	BVI	100%
Ahead Smart Holdings Limited (“Ahead”)	August 4, 2008	June 18, 2008	BVI	100%
Vision Best Limited	N/A	September 23, 2009	BVI	100%
Whole Genius Limited	N/A	May 16, 2008	HK	100%
DMG	January 2, 2010	May 15, 2003	BVI	100%
DMG HK	January 2, 2010	October 10, 2003	HK	100%
Eastlong Technology	January 2, 2010	December 10, 2001	PRC	100%
Shenzhen Huachangshi Digital Technology Co., Ltd. (“Huachangshi”)	N/A	November 27, 2008	PRC	100%
Shenzhen Huadingshi Digital Technology Co., Ltd.	N/A	December 20, 2010	PRC	100%
Dienzhi Advertising (Shanghai) Co., Ltd	January 2, 2010	March 19, 2009	PRC	100%

VIE of CDTC
VisionChina Media Group	N/A	April 8, 2005	PRC	note (a)

Subsidiaries of VisionChina Media Group
Shenzhen HDTV Industry Investment Co., Ltd. (“Shenzhen HDTV”)	February 17, 2006	June 16, 2004	PRC	100%
Beijing Beiguang Media Mobile Television Advertising Co., Ltd.	N/A	December 18, 2006	PRC	100%
Beijing Huaguangshi Co., Ltd.	N/A	April 22, 2009	PRC	100%
Beijing Hua Jingshi Media Advertising Co., Ltd.	N/A	July 26, 2007	PRC	100%
Beijing Hua Meishi Advertising Co., Ltd.	N/A	May 25, 2007	PRC	100%
Luzhou Huashi Digital Technology Co., Ltd. (“Luzhou Huashi”)	N/A	November 21, 2009	PRC	100%
Nanjing Hua Meishi Advertising Co., Ltd.	N/A	July 16, 2007	PRC	100%
Shenzhen Hua Meishi Advertising Co., Ltd.	N/A	June 29, 2007	PRC	100%
Shenzhen Huashixin Culture Media Co., Ltd.	N/A	September 3, 2007	PRC	100%
Guangzhou Jiaojian Multimedia Information Technology Co., Ltd.	N/A	October 8, 2007	PRC	50%
Shanghai Junshi Advertising Co., Ltd.	N/A	June 11, 2008	PRC	100%
Xian Qujiang Huachangshi Digital Technology Co., Ltd. (“Xian Huachangshi”)	N/A	November 12, 2009	PRC	100%
Jiangxi Huashi Media Advertising Co., Ltd. (“Jiangxi Huashi”)	N/A	June 17,2011	PRC	100%

VIE of Eastlong Technology
Eastlong Advertising	January 2, 2010	March 30, 2004	PRC	note (b)

Subsidiaries of Eastlong Advertising
Nanjing Metro Operation Information Service Co., Ltd.	January 2, 2010	September 13, 2006	PRC	100%
Shenzhen Metro Operation Information Service Co., Ltd. (“DMG Shenzhen”)	January 2, 2010	August 10, 2005	PRC	100%
Tianjin Metro Operation Information Service Co., Ltd.	January 2, 2010	September 22, 2005	PRC	100%
Dienzhi Advertising (Beijing) Co., Ltd.	January 2, 2010	June 17, 2009	PRC	100%

Notes:

(a)	Through a series of contractual arrangements, VisionChina Media Group became a VIE of CDTC.
(b)	Through a series of contractual arrangements, Eastlong Advertising became a VIE of Eastlong Technology.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2012, the Group’s equity method investees include the following entities:

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

In January 2011, the Company disposed of 15.00% equity interest in the DMG Chongqing with a net asset value of $365,373 to a third party noncontrolling shareholder at a consideration of $230,709 with a gain of $175,903.  Upon such disposal, the equity interest of the Company in DMG Chongqing decreased from 61.75% to 46.75%, and the Company’s voting power in board meetings of DMG Chongqing decreased from 60% to 40% while pursuant to the articles of association of DMG Chongqing, 50% or above of votes was required to pass a board resolution.  Therefore, the Company deconsolidated DMG Chongqing upon such disposal, and accounted for it as an equity method investee because the Company can exercise significant influence over DMG Chongqing.  The directors of the Company considered that the operation of the DMG Chongqing is not significant to the Group.

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

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements, including the renewal of its bank borrowings and obtaining new bank borrowings, to support its working capital requirements.

The following factors raise substantial doubt about our ability to continue as a going concern for the foreseeable future.

•                  For the year ended December 31, 2012 and 2011, the Group incurred net loss of $246,527,916 and $12,618,254, respectively.

•                  During the year December 31, 2012, the Company experienced negative cash flow of operations of $27,190,937.

•                  As of December 31, 2012, the Group had an overdue consideration payable of $64 million in relation to the DMG Acquisition which is currently the subject of litigation with the DMG selling shareholders as detailed in Note 18 (c) to the consolidated financial statements. In August 2012 the New York Court ordered the Group to transfer $60 million into New York State to be held in the custody of the New York City Sheriff’s Office or into an escrow account controlled by the New York City Sheriff. $4.5 million that were held by the Group outside China was transferred to the New York City Sheriff accordingly as of December 31, 2012. The Group is not able to transfer the remaining balance of $55.5 million as ordered by the New York Court as the Group had cash and cash equivalents of $29 million only as of December 31, 2012 most of which are held by the Company’s subsidiaries or VIEs in China and moreover the Group had not been able to obtain approval from the relevant authority in China to transfer assets or cash held by the Group in China to meet the instructions of the New York Court.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(a)                  Basis of presentation - continued

These factors are mitigated by the following plans and actions:

•                  The Group has taken or in process of taking a number of initiatives to reduce costs and improve working capital management.  The Group has been negotiating with a number of vendors, including vendors of concession right contracts, for them to provide the Group with lower prices or more favorable payment terms in order to achieve cost savings. The Group has decided to postpone a substantial portion of its planned capital expenditures for the next twelve months. In addition, the Group has implemented measures to more closely monitor the collection of receivable balances with an aim to improving liquidity.

•                  The Group has successfully negotiated with certain banks and will continue to negotiate with other banks to obtain revolving bank facilities to ensure the Group’s bank borrowings can be renewed on an on-going basis.  From January 1, 2013 to May 30, 2013, the Group has obtained additional secured short-term bank borrowings of $24.2 million with interest rates of 160% of the People’s Bank of China Benchmark rate (“Benchmark Rate”). The Group is currently seeking secured credit facilities from other PRC financial institutes of approximately $48 million which the Group can utilize for working capital purpose in the next twelve-month period.

•                  The Company has performed a review of its cash flow forecast for the twelve months ending December 31, 2013. The Company believes that its operating cash flow will improve in 2013. While management believes the forecast is based on reasonable assumptions, significant assumptions include revenue growth rate of 9%.

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Group’s working capital and capital expenditure requirements, and to meet its liabilities related to litigation with DMG selling shareholders if the Group is able to obtain approvals to transfer the funds by the relevant authority in China, and to meet short term debt obligations, other liabilities and commitments as they become due.

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

The Company is currently involved in litigation with the selling shareholders and former management of DMG as detailed in Note 18 (c).  There can be no assurance that the Company will be successful in defending against any claims in the future.  The damages, costs, expenses and attorneys’ fees arising from any future claims against the Company could have an adverse effect on the Group’s business, results of operations, financial condition and prospects.  In addition, the Group’s reputation may be negatively affected by these or any future allegations.

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

(h)                             Intangible Assets, net

Intangible assets, which consist of concession contracts, customer base, non-compete agreements technology, trademark and patents are carried at cost less accumulated amortization.  Amortization is calculated using the straight-line method over their respective expected useful lives as follows:

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

(l)           Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets.  No impairment charge is recognized for long-lived assets during the year ended December 31, 2011.  The Group recorded impairment charges of $49,193,681 and $36,449,082 against intangible assets in the consolidated statements of operations during the year ended December 31, 2010 and 2012, respectively as detailed in Note 8.

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

No impairment charge is recognized against goodwill during the year ended December 31, 2011.  The Group recorded impairment charges of $96,526,823 and $142,365,329 against goodwill in the consolidated statements of operations during the year ended December 31, 2010 and 2012, respectively as detailed in Note 7.

(n)          Contingencies

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

Revenue is deferred until persuasive evidence of an arrangement exists, delivery has occurred provided that there are no significant post delivery obligations to the customers, the sales price is fixed or determinable, and collection is reasonably assured.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)           Revenue recognition - continued

(2)                                 Barter transactions

The Group engages in barter transactions which are generally recorded at fair value.  The revenues contributed by barter transactions accounted for 1%, 6% and 0.3% of the Group’s total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Advertising equipment revenues are recorded net of value-added tax incurred, which amounted to nil, $1,778,682 and $926,464 for the years ended December 31, 2010, 2011 and 2012, respectively.

(p)          Cost of revenues

Cost of revenues comprises advertising service cost and advertising equipment cost.

Advertising service cost consists primarily of media costs payable under concession contracts, depreciation, amortization of concession contracts and patent, business taxes and surcharges and other operating costs.  Media costs are expensed as incurred.

The amount of business taxes and surcharges included in advertising services cost totalling $3,242,640, $7,334,947 and $3,392,558 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

(s)          Net loss per share

Basic net loss per share is computed by dividing net loss attributable to VisionChina Media Inc. shareholders by the weighted average number of common shares outstanding during the year.  Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.  The Company’s dilutive securities consist of outstanding share options and restricted shares.  Certain common share equivalents (e.g. share options and restricted shares) are excluded from calculation of diluted loss per share as their effect is anti-dilutive.  The Company had outstanding share options amounted to 1,771,824, 1,555,353 and 1,488,696 as of December 31, 2010, 2011 and 2012, respectively.  As of December 31, 2010, 2011 and 2012, the Company had outstanding restricted shares of 243,889, 308,025 and 443,351, respectively.

The following table sets forth the computation of basic and diluted net loss per share.

	Year ended December 31,
	2010	2011	2012

Numerator:
Net loss attributable to VisionChina Media Inc. shareholders	$(151,338,222)	$(12,503,292)	$(246,409,192)

Denominator:
Weighted average shares outstanding-basic	82,739,234	102,047,412	101,351,222
Weighted average number of shares outstanding-diluted	82,739,234	102,047,412	101,351,222

Basic net loss per share	$(1.83)	$(0.12)	$(2.43)
Diluted net loss per share	(1.83)	(0.12)	(2.43)

The above computations of diluted weighted-average number of shares outstanding exclude the effect of potential conversion of shares options and restricted shares into 2,015,713, 1,863,378 and 1,932,320 common shares for the years ended December 31, 2010, 2011, and 2012, respectively, as this would have an antidilutive effect on loss per share.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)           Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, and operating loss and tax credit carry forwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse.  The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized.  The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax (expense) benefits.

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

(v)          Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), gain (loss) on available-for-sale securities and foreign currency translation adjustments.  Beginning on January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.  The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income (loss).

(w)         Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful debts, valuations of goodwill and intangible assets, valuation of deferred tax assets and provision for litigation. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable.  Actual results could differ from those estimates.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)          Government grants

Government grants represent cash subsidies received from the PRC government by the operating subsidiaries or VIEs of the Company Government grants are recognized after the grants have been received and all of the conditions specified in the grant have been met, and are classified as operating or non-operating profit based on the nature of the government grants.

In 2012, the Company received government incentive of $756,757 from the local government for its business operations.  This incentive has been classified as operating profit because it was related to the Company’s business operations.

(y)          Advertising costs

Advertising costs are expensed as incurred.  Advertising costs amounted to $3,519,708, $13,038,126 and $12,126,729 for years ended December 31, 2010, 2011 and 2012, respectively, and were included in selling and marketing expenses.

(z)          Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable.  As of December 31, 2010, 2011 and 2012, substantially all of the Group’s cash and cash equivalents and restricted cash were managed by financial institutions with high credit ratings and quality.  Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC.  The risk with respect to accounts receivables is mitigated by credit evaluations performed on the customers and ongoing monitoring of outstanding balances.  The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  The allowance for doubtful accounts is based on a review of aging data and specifically identified accounts.  Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  There is no individual customers with balances over 10% of the accounts receivable as of December 31, 2010 and 2011, and one customer accounted for 11% of the accounts receivable as of December 31, 2012.

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

(aa)         Fair value of financial instruments

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

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2010, 2011 and 2012.  Other than the impaired goodwill and intangible assets (see Note 7 and Note 8), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis.  The estimated fair value of the impaired goodwill and intangible assets at the time of impairment tests was estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)         Accounting pronouncements recently adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement.  The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework.  The guidance is largely consistent with existing fair value measurement principles in US GAAP.  The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                          Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met.  When the criteria are met, an entity can measure the fair value of the net risk position.

•                                          Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                          Fair value of an instrument classified in a reporting entity’s stockholders’ equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                          Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs.  Required disclosures include:

(i)                                    For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)                                 The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities.  Early application by public entities is not permitted.  The Group adopted this pronouncement effectively January 1, 2012, which did not have a significant effect on the Group’s consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)         Accounting pronouncements recently adopted - continued

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity.  The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The guidance should be applied retrospectively.  For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011.  Early adoption is permitted.  In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect update the pronouncement issued in June 2011.  The Group adopted this guidance effective January 1, 2012 and presented the total consolidated statements of comprehensive income in two separate but consecutive statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment.  The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment.  The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.  The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued.  The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Group’s consolidated financial statements, as the Group chose to directly perform the two-step goodwill impairment test for 2012.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ac)         Recently issued accounting standards

In December 2011, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities.  The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.  An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment.  Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset.  If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed.  The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications.  Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period.  Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•                                          Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S.  GAAP to be reclassified to net income in its entirety in the same reporting period.

•                                          Cross-reference to other disclosures currently required under U.S.  GAAP for other reclassification items (that are not required under U.S.  GAAP) to be reclassified directly to net income in their entirety in the same reporting period.  This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012.  Early adoption is permitted.  The Group will adopt this pronouncement on January 1, 2013, and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

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

The following table summarizes the movements of the Earn-out Consideration payables:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
At January 1, 2010	$28,038,118	$5,295,120	$5,635,961	$6,092,346	$7,268,198	$4,874,243	$57,203,986
Additional Earn-out Consideration for 2009	—	6,405,393	2,577,464	6,330,350	5,890,039	650,285	21,853,531
Earn-out Consideration for 2010	2,309,706	983,706	495,138	1,337,715	638,150	463,174	6,227,589
Less: Cash settlements in 2010	(23,776,583)	(10,921,164)	(7,281,461)	(9,904,807)	(11,930,914)	(4,694,249)	(68,509,178)
Offset by prepayment	(6,571,241)	(1,225,057)	(1,427,102)	(3,855,604)	—	(1,271,392)	(14,350,396)

At December 31, 2010	$—	$537,998	$—	$—	$1,865,473	$22,061	$2,425,532
Additional Earn-out Consideration for 2011	—	—	—	—	1,338,072	—	1,338,072
Less: Cash settlements in 2011	—	(537,998)	—	—	(761,130)	(22,061)	(1,321,189)
Offset by prepayment	—	—	—	—	(2,442,415)	—	(2,442,415)

At December 31, 2011 and 2012	$—	$—	$—	$—	$—	$—	$—
Recorded in the balance sheet
As of December 31, 2011 and 2012 as:
- Current	$—	$—	$—	$—	$—	$—	$—
- Non-current	—	—	—	—	—	—	—

The Earn-out Consideration payable was fully settled during the year ended December 31, 2011.  Such arrangement is completed as of December 31, 2011.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.             ACQUISITIONS - continued

Acquisition in 2010

On October 15, 2009, the Company entered into an agreement with DMG to acquire a 100% equity interest in DMG (the “DMG Acquisition”).  Prior to the acquisition, DMG through its subsidiaries and VIE, was principally engaged in selling advertising time on its out-of-home digital television networks in subway platforms in the PRC and HK.  The purpose of this acquisition is to eliminate the competition with DMG and increase the Group’s market share in selling advertisement time on mobile digital television networks in the PRC.  The acquisition was completed in January 2010.  The total fair value of consideration on the acquisition date of $166,534,458 is payable by means of cash and/or the Company’s common shares to the selling shareholders of DMG in three instalments over two years, including an initial instalment of $100,000,000 payable at the closing of the transaction.  The initial instalment of consideration consists of payment of $40,000,000 in cash (the “ First Cash Instalment”) and the delivery of 8,476,013 common shares of the Company.  The agreement specifies that the two subsequent instalments of $30,000,000 each, in which $20,000,000 will be payable in cash and $10,000,000 will be payable, at the election of the selling shareholders of DMG, either in cash or in common shares of the Company, is due on the first and second anniversaries of the closing of the transaction, which is in 2011 and 2012, respectively.  The 8,476,013 common shares issuable to the selling shareholders of DMG under the initial instalment are subject to a one-year lock-up period.  For the $10,000,000 payable in cash or in common shares of the Company in each of the two subsequent instalments, if the selling shareholders of DMG elected to receive common shares, the agreement specifies that these common shares are to be subject to a lock-up period of 3 months from the date of issuance.  The transaction cost in relation to the DMG Acquisition was approximated to $472,000 which is included in general and administrative expense for the year ended December 31, 2010.

Pursuant to the agreement, the Group placed $40,000,000 in the designated escrow account in 2009, $36,000,000 of which was subsequently released as payment for the First Cash Instalment during the year ended December 31, 2010.  The remaining deposit of $4,000,000 is expected to be released to the selling shareholders of DMG by the escrow agent when the litigation with the selling shareholders and former management of DMG as set out in Note 18(c) is completed, and is recorded in the consolidated balance sheet within prepaid expenses and other current assets (see Note 5) as of December 31, 2011 and 2012.  Upon release, the remaining deposit will be offset against the current portion of consideration payable relating to the first instalment of consideration.  The Company issued 8,476,013 new common shares in 2010 for the DMG Acquisition, 7,628,412 common shares of which have been released to the selling shareholders of DMG in 2010, while the remaining 847,601 common shares have not been released to the selling shareholders of DMG as of December 31, 2011 and 2012.

The second and third instalments of consideration with total amount of $60,000,000 and the remaining deposit of $4,000,000 for the DMG Acquisition are recorded within current portion of consideration payable on the consolidated balance sheet as of December 31, 2011 and 2012.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.             ACQUISITIONS - continued

Acquisition in 2010 - continued

	As of	Amortization
	Acquisition date	period
Consideration
Cash (Note a)	$79,311,438
Equity instruments (8,476,013 common shares of the Company) (Note b)	67,567,386
Cash / Equity instruments (Note c)	19,655,634
Fair value of total consideration transferred	$166,534,458

Recognized amounts of identifiable assets acquired and liabilities assumed
Identifiable intangible assets
- Concession contracts	$90,653,467	9 years
- Technology	336,838	9 years
- Non-compete agreements	161,097	10 years
Cash and cash equivalents	3,840,983
Restricted cash	42,409,500
Fixed assets	6,795,102
Trade and other receivables and other assets	9,175,868
Short-term bank borrowings	(42,898,604)
Trade and other payables and other current liabilities	(10,631,163)
Deferred tax liabilities - non-current	(22,787,850)
Total identifiable net assets	$77,055,238
Noncontrolling interest	(2,403)
Goodwill	89,481,623
	$166,534,458
Cash flows arising on acquisition in 2010:
Cash and cash equivalents acquired	$3,840,983

Notes:

(a)                                 This amount represents the cash deposit of $40,000,000 paid in 2009 (see Note 11) and fair value of the portion of consideration payable to be settled in cash totalling $40,000,000 due in 2010 and 2011.  As of December 31, 2012, the consideration payable of $40,000,000 due in 2012 remains unpaid as a result of the litigation with the selling shareholders of DMG as set out in Note 18(c).

(b)                                 The Company issued 8,476,013 common shares in 2010 for the DMG Acquisition, 7,628,412 common shares of which has been released to the selling shareholders of DMG in 2010, while the remaining 847,601 common shares has not been released to the selling shareholders of DMG as of December 31, 2011 and 2012.

(c)                                  This amount represents fair value of the portion of consideration payable totalling $20,000,000, which pursuant to the agreement should be settled, at the election of the selling shareholders of DMG, either in cash or in common shares of the Company, in 2010 and 2011.  As of December 31, 2011 and 2012, the overdue consideration payable of $20,000,000 remains unpaid as a result of the litigation with the selling shareholders and former management of DMG as set out in Note 18(c).

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

Please refer to Note 18(c) for further details on the litigation with the selling shareholders and former management of DMG.

4.                                      ACCOUNTS RECEIVABLE

	December 31,
	2011	2012
Accounts receivables	$70,711,270	$46,158,050
Less: Allowance for doubtful accounts	(4,427,016)	(9,414,581)
	$66,284,254	$36,743,469

Movements in allowance for doubtful accounts

	December 31,
	2011	2012
Balance at beginning of the year	$1,241,874	$4,427,016
Foreign exchange adjustment	117,793	35,972
Current year additions	3,067,349	4,951,593
	$4,427,016	$9,414,581

As at December 31, 2011 and 2012, the Group had billed account receivables of $39,777,899 and $34,822,040 and unbilled account receivables of $30,933,371 and $11,336,010, respectively.  Unbilled account receivables represent amounts earned under advertising contracts in progress but not billable at December 31, 2011 and 2012.  These amounts become billable according to contract term.  The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

5.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2011	2012
Advances to suppliers	$5,733,241	$7,039,523
Prepaid expenses	11,188,313	5,067,824
Barter goods	5,463,771	4,355,479
Deposit for DMG Acquisition	4,000,000	4,000,000
Other deposits	2,697,970	1,066,166
Other current assets	5,194,858	5,278,902
	$34,278,153	$26,807,894

Advances to suppliers mainly represent prepayment for media costs.  Other deposits mainly represent deposits for media cost agreements that will expire within one year.

6.                                      FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31,
	2011	2012
Media display equipment	$21,481,364	$22,038,529
Computers and office equipment	3,162,839	3,705,490
Motor vehicles	587,191	611,559
Leasehold improvements	1,874,572	2,141,980
Sub-total	27,105,966	28,497,558
Less: accumulated depreciation and amortization	(13,468,214)	(17,715,392)
	$13,637,752	$10,782,166

Depreciation and amortization expense was $4,345,512, $4,777,754 and $4,620,658 for the years ended December 31, 2010, 2011 and 2012, respectively.

Included in media display equipment are assembly in progress of $2,243,574 and $1,069,112 as of December 31, 2011 and 2012, respectively.  These assets are expected to be placed in service in the following year.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

7.                                      GOODWILL

The Group’s goodwill primarily arises from the business acquisitions and subsequent settlement of contingent consideration of these acquisitions.  The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 are as follows:

Balance as of January 1, 2011		$134,570,979
Representing:
- gross goodwill	$231,097,802
- accumulated impairment loss	(96,526,823)

Net exchange differences		5,497,405
Addition as a result of contingent consideration resolved (note 3)		1,338,072

Balance as of December 31, 2011		$141,406,456
Representing:
- gross goodwill	$244,853,445
- accumulated impairment loss	(103,446,989)

Net exchange differences		958,873
Impairment loss		(142,365,329)
Balance as of December 31, 2012		$—

Representing:
- gross goodwill	$246,843,017
- accumulated impairment loss	(246,843,017)

Goodwill impairment in 2011

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

Goodwill impairment in 2012

In light of the following changed facts and circumstances, which indicated a potential impairment loss on the goodwill of reporting unit: (1) the early termination of the concession right agreement in Shanghai subway in June 2012 due to relevant revenue being outweighed by significant media costs which was not anticipated in the 2011 impairment assessments and (2) significantly weaker advertising spending outlook compared to the Company’s cash flow projection used in 2011 impairment assessment due to the slowing down of economic growth in China since the second quarter of 2012, the Company therefore performed an impairment analysis for the reporting unit in June 2012.  The Company performed the first step of its goodwill impairment test and determined that the carrying value of the reporting unit exceeded their fair value.  The fair value of the reporting unit was estimated using a discounted cash flow methodology through internal analysis, which utilizes income approach through the application of discounted cash flow method.  The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the reporting unit, appropriate discount rates of 20% and terminal growth rate of 0%.  Having determined that the goodwill was potentially impaired, the Company began performing the second step of the goodwill impairment analysis which involved calculating the implied fair value of the goodwill by allocating the fair value of the reporting unit to all of their assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill.  Accordingly, the Company recorded impairment losses of $142,365,329 against the goodwill allocated to the reporting unit for the year ended December 31, 2012.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

8.                                      INTANGIBLE ASSETS, NET

As of December 31, 2011 and 2012, the Group had the following amounts related to the intangible assets:

	Weighted	December 31, 2011				December 31, 2012
	average		Accumulated	Impairment	Net Carrying		Accumulated	Impairment	Net Carrying
	economic life	Cost	amortization	loss	values	Cost	amortization	loss	values
Customer base	5 years	$12,899,107	$(6,635,203)	$(5,366,440)	$897,464	$13,003,920	$(6,850,171)	$(6,153,749)	$—
Non-compete agreements	10 years	4,141,808	(1,132,013)	(2,550,882)	458,913	4,175,461	(1,093,080)	(3,082,381)	—
Patents	10 years	252,507	(63,264)	—	189,243	270,429	(86,457)	—	183,972
Trademark	10 years	138,533	(27,707)	—	110,826	232,853	(50,134)	—	182,719
Concession contracts	9 years	97,445,016	(16,597,474)	(42,966,808)	37,880,734	98,236,816	(19,098,460)	(79,138,356)	—
Technology	9 years	362,074	(42,896)	(319,178)	—	365,016	(40,557)	(324,459)	—
		$115,239,045	$(24,498,557)	$(51,203,308)	$39,537,180	$116,284,495	$(27,218,859)	$(88,698,945)	$366,691

The Company estimates the fair value of the intangible assets through internal analysis, which utilizes income approach through the application of discounted cash flow method.  The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the intangible assets, appropriate discount rates and long-term growth rates.  For the year ended December 31, 2012, the Group recorded an impairment loss of $36,449,082 on its intangible assets due to poorer than expected performance of the Group in 2012 as detailed in Note 7.

No impairment loss on intangible assets was recorded during the year ended December 31, 2011.

The Group recorded amortization expense as follows:

	December 31,
	2010	2011	2012
Cost of revenue	$10,184,158	$5,322,301	$2,727,084
Selling and marketing expense	1,846,770	740,238	379,008
General and administrative expense	33,805	35,647	45,642
	$12,064,733	$6,098,186	$3,151,734

9.                                      INVESTMENTS UNDER EQUITY METHOD

As of December 31, 2011 and 2012, the Group had, in total, eleven equity method investees which are engaged in provision of digital mobile television advertising services in the PRC.  The Group has accounted for these investments using the equity method of accounting.

The combined results of operations and financial position of these investments are summarized below:

	Year ended December 31,
	2010	2011	2012
Condensed statement of operations information:
Revenue	$8,224,393	$10,463,451	$11,970,674
Net (loss) income	(527,690)	1,125,147	949,340
Group’s equity in net (loss) income of investees	$(258,568)	$548,809	$465,175

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

9.                                      INVESTMENTS UNDER EQUITY METHOD - continued

	December 31,
	2011	2012
Condensed balance sheet information:
Current assets	$10,576,931	$13,596,732
Non-current assets	5,023,418	3,853,123
Total assets	15,600,349	17,449,855
Current liabilities	5,073,679	5,887,964
Equity	10,526,670	11,561,891
Total liabilities and equity	15,600,349	17,449,855
Group’s share of net assets	$5,154,181	$5,661,406

As of December 31, 2011 and 2012, the carrying value of the Group’s investments under the equity method was $7,200,301 and $7,304,745, respectively.  The difference between the carrying value of the Group’s investments under the equity method and the Group’s share in its investees’ net assets was attributable to the elimination of unrealised profits on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible assets, which represent the broadcasting rights contributed by the investors, identified on formation and its related amortization.

10.                               OTHER INVESTMENTS

In 2006, the Group acquired a 25% equity interest in Shenzhen Mobile Television Company Limited (“Shenzhen Mobile”), through VisionChina Media Group’s subsidiary, Shenzhen HDTV.  Shenzhen Mobile was established in the PRC and engages in the provision of digital mobile television advertising services in the PRC.  Although the Group has 25% voting power in board meetings of Shenzhen Mobile, the Group cannot exercise significant influence over Shenzhen Mobile’s operating and financial activities because the remaining 75% voting power is dominated by a sole controlling shareholder of Shenzhen Mobile and only that sole controlling shareholder can appoint key management personnel in Shenzhen Mobile.  The Group accounts for this investment using the cost method of accounting.  During the year ended December 31, 2011 and 2012, the Group received dividend income from Shenzhen Mobile of $142,265 and $162,100, respectively.  The Group did not receive any dividend income from Shenzhen Mobile for the years ended December 31, 2010.

In 2006, the Group acquired a 14% equity interest in Wuxi Guangtong Digital Mobile Television Company Limited (“Guangtong Mobile”).  During the year ended December 31, 2009, all equity holders of Guangtong Mobile made an additional capital injection and in order to retain the same percentage of ownership, the Company also made an additional capital injection of $389,048.  Guangtong Mobile was established in the PRC and engages in the provision of digital mobile television advertising business in the PRC.  As the Group has 14.2% voting power in board meetings of Guangtong Mobile,  the Group accounts for this investment using the cost method of accounting.

In 2011, the Group acquired a 20% equity interest in Shenzhen Eastlong Huatong Technology Development Company Limited (“Eastlong Huatong”) at a consideration of $157,423.  Eastlong Huatong was established in the PRC and engages in development of multimedia interactive information system for subway in PRC.  As the Group does not have any voting power in board meetings of Eastlong Huatong, the Group cannot exercise significant influence over Eastlong Huatong’s operating and financial activities.  The Group accounts for this investment using the cost method of accounting.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

11.                               LONG-TERM PREPAYMENTS AND DEPOSITS

Long term prepayments and deposits consist of the following:

	December 31,
	2011	2012
Prepayments for acquisition of fixed assets	$1,132,235	$722,036
Other deposits	16,915,183	14,345,274
Other long-term prepayments	1,848,767	2,469,295
	$19,896,185	$17,536,605

Other deposits mainly represent deposits for concession contracts.

12.                               BANK LOANS AND FACILITIES

As of December 31, 2012, the Group has $9 million (approximate to RMB57 million), RMB denominated, secured revolving credit facility scheduled to expire on June 24. 2013 (the “Facility”) granted by Bank of China (Shenzhen branch) (“BOC(SZ)”) to CDTC.  The Facility is secured by restricted cash of $10 million.  The Facility is available for general corporate working capital purposes at an interest rate of the Benchmark Rate.  As of December 31, 2012, there were borrowings of $9 million (see below). The unutilised amount of the Facility was nil as of December 31, 2012.  The Group’s bank loans consist of the following:

	December 31,
	2011	2012
BOC (SZ)
- Interest rate at Benchmark Rate, denominated in RMB	$—	$8,998,429
China Construction Bank (Shenzhen branch) (“CCB(SZ)”)
- Interest rate at 110% of Benchmark Rate, denominated in RMB(1)	20,465,028	—
Total bank loans	20,465,028	8,998,429
Less: Amount due within one year shown under current liabilities	20,465,028	8,998,429
Amount due after one year shown under non-current liabilities	$—	$—

Note:

(1)       The amounts were repaid in full in June 2012.

In January 2013, the Group has entered into another $24 million (approximate to RMB150 million) RMB denominated secured revolving credit facility, granted by CCB(SZ) to a VIE, VisionChina Media Group, scheduled to expire on January 13, 2014 (the “CCB Facility”).  The CCB Facility is secured by accounts receivable of VisionChina Media Group. The CCB Facility is available for general corporate working capital purposes at an interest rate of 160% of the Benchmark Rate.  The CCB Facility contains restrictive financial covenant of maintaining a leverage ratio of 65% by VisionChina Media Group.  Violation of such covenant could result in a default under the CCB Facility, which would permit the CCB(SZ) to terminate the CCB Facility available to the Group and require immediate repayment from the Group of any outstanding loans advanced under the CCB Facility.   As of date of this report, there were borrowings of $24 million and the unutilised amount of the CCB Facility was nil as of date of this report.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

13.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2011	2012

Accrued payroll and welfare	$3,606,301	$3,800,756
Customer deposits	3,847,119	4,964,622
Accrued penalty interest for overdue considerable payable (Note 18(c))	3,375,000	9,368,145
Accrued expenses	6,166,161	6,642,338
Other current liabilities	1,819,969	1,435,398
	$18,814,550	$26,211,259

14.                               COMMON SHARES

There were 101,313,015 common shares issued and outstanding as of December 31, 2011 after the issuance of 17,375,479 common shares to Focus Media Holding Limited, JJ Media Investment Holding Limited and an existing shareholder of the Company at the price of $3.97 per share in January 2011, the repurchase of 1,062,450 common shares at an average price of $1.77 per share by the Company pursuant to a share repurchase program during the year ended December 31, 2011, and the issuance of 105,098 common shares as a result of the exercise of 88,334 share options and issuance of 16,764 restricted shares (see Note 16).

There were 101,366,544 common shares issued and outstanding as of December 31, 2012 after the the issuance of 53,529 common shares as a result of the exercise of 39,100 share options and issuance of 14,429 restricted shares (see Note 16).

15.                               INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiaries, CDTC and Eastlong Technology, and their VIEs, VisionChina Media Group and Eastlong Advertising.

Cayman Islands and BVI

The Company which was incorporated in the Cayman Islands and its subsidiaries incorporated in Cayman Islands and BVI are all not subject to income tax under the current laws of the Cayman Islands and BVI.  In addition, payments of dividends by the Company to its shareholders, are not subject to Cayman Islands or BVI withholding tax.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

The PRC

On January 1, 2008, the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Laws”) took effect.  It applies a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises.  However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time when New EIT Law took effect.  Enterprises that were subject to an EIT rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate over the five year period after the effective date of the New EIT Law.  According to the implementation regulations, during the transition period the EIT rate for CDTC, Shenzhen HDTV and DMG Shenzhen is 18%, 20%, 22%, 24% and 25% in the years 2008, 2009, 2010, 2011, 2012, respectively.

In accordance with a circular issued in November 2008, VisionChina Media Group has been recognized as a state-encouraged high-new technology enterprise since 2008, and the status is valid for a period of three years and was therefore entitled to a preferential tax rate of 15% in 2008, 2009 and 2010.  In October 2011, VisionChina Media Group obtained the approval to continue being recognized as a state encouraged high-new technology enterprise in 2011, 2012, and 2013, and is entitled to a preferential tax rate of 15% in these three years, subject to tax authority approval at the end of each year.

In accordance with a circular issued in December 2010, Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years.  Eastlong Technology is thus entitled to a preferential tax rate of 15% in 2010, 2011 and 2012, subject to tax authority approval at the end of each year.  As such the EIT rate for Eastlong Technology is 15% in each of the years of 2010, 2011 and 2012, respectively.

Xian Huachangshi and Huadingshi were established subsequent to the promulgation of the New EIT Law and as such, it is subject to the uniform income tax rate of 25%.

Luzhou Huashi was established in Sichuan.  It is recognized as a “Local government encouraged company” and is entitled to a reduced tax rate of 7.5% for the years ended December 31, 2010 and 2011 and a reduced tax rate of 12.5% for the year ended December 31, 2012.

Notwithstanding the applicable statutory tax rates noted above, in 2011 and 2012, under the direction of the relevant in-charge tax authority, Jiangxi Huashi applied a deemed-profit-rate method for its annual tax filings in 2011 and 2012.  Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues.  An additional amount of $630,000 and $397,000 would otherwise have been payable if deemed-profit-rate method is not allowed for the years ended December 31, 2011 and 2012, respectively.

The Company and its other subsidiaries in the PRC have minimal operations and the Group has minimal operations in jurisdictions other than the PRC.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

The current and deferred components of the income tax expenses (benefits) appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2010	2011	2012

Current tax	$(193,330)	$162,845	$125,733
Deferred tax	(18,008,959)	(956,260)	(7,673,154)
	$(18,202,289)	$(793,415)	$(7,547,421)

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2011	2012

Deferred tax assets:
Net operating loss carrying forward	$7,002,554	$18,682,444
Total deferred tax assets	7,002,554	18,682,444
Valuation allowance on deferred tax assets	(4,284,387)	(18,238,463)
Net deferred tax assets (non-current)	$2,718,167	$443,981

Deferred tax liabilities:
Intangible assets (non-current)	$9,808,291	$—

Movement of valuation allowance

	Year ended December 31,
	2010	2011	2012

At the beginning of the year	$2,112,994	$13,210,882	$4,284,387
Arising from DMG Acquisition	10,364,217	—	—
Tax loss expired	—	(9,030,073)	(500,181)
Liquidation of a subsidiary	—	(66,176)	(263,329)
Exchange realignment	613,465	225,275	17,069
Change in tax rate	(1,285,778)	9,329	(225,318)
Change for the year	1,405,984	(64,850)	14,925,835
At the end of the year	$13,210,882	$4,284,387	$18,238,463

A valuation allowance has been provided on the deferred tax assets because the Group believes that it is not more likely than not that the assets will be utilized.  As of December 31, 2011 and 2012, a valuation allowance was provided for the deferred tax assets relating to the future benefit of net operating loss carry forward as the management determined that the utilization of those net operating loss carry forward is not more likely than not.  If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

As of December 31, 2012, the Group had net operating loss carry forward of approximately $2,893,672, $13,019,087, $6,063,929, $5,710,930 and $50,720,129 that will expire in the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

A reconciliation of the income tax benefits to the amount computed by applying the current tax rate to loss before income taxes in the statements of operations is as follows:

	Year ended December 31,
	2010	2011	2012

Expected taxation at PRC EIT statutory rate of 25%	$(42,364,813)	$(3,352,917)	$(63,518,834)
Effect of different tax rates	(4,698,082)	251,879	1,749,282
Effect of loss that cannot be carried forward	1,785,662	1,419,225	2,447,707
Tax expense arising from items which are not deductible or not taxable for tax purpose:
- non-deductible entertainment expenses	1,269,481	592,257	1,027,013
- goodwill impairment	24,131,706	—	29,467,644
- others, net	528,275	792,187	1,070,292
Effect of tax exemption and tax concessions	(67,172)	(175,571)	5,283,567
(Overprovision) underprovision in prior years	(193,330)	(255,625)	73
Change in valuation allowance	1,405,984	(64,850)	14,925,835
Total income tax benefit	$(18,202,289)	$(793,415)	$(7,547,421)

The amounts of $67,172 and $175,571 would otherwise have been payable without tax exemptions and tax concessions for the years ended December 31, 2010 and 2011, respectively.  In addition, $0.001 and $0.002 would have been deducted from the basic net loss per share for the years ended December 31, 2010 and 2011, respectively.

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status.  The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC.  The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New EIT Law purposes. Because substantially all of he Company’s revenues on a consolidated basis are generated in the PRC, and the Company’s legal entities organized outside of the PRC does not generate any taxable income on a standalone basis, even if one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the Company does not expect any significant adverse impact on the Company’s consolidated results of operations.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

Aggregate undistributed earnings of the Company’s subsidiaries and VIEs in the PRC that are available for distribution to the Company of approximately $2.0 million at December 31, 2012 are considered to be indefinitely reinvested under FASB ASC 740, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  However, the actual amount of earnings distributable to the Company from its subsidiaries and VIEs in the PRC could vary as a result of the restrictions and procedures governed by the relevant tax authorities and the State Administration of Foreign Exchange.  In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

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

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits in each case, and has measured the unrecognized tax benefits associated with the tax positions.  Based on this evaluation, the Group has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements.  The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.  The Group classifies interest and/or penalties related to income tax matters in income tax benefit (expense).  As of December 31, 2012, there is no interest or penalties related to uncertain tax positions.  The years 2007 to 2012 remain subject to examination by the PRC tax authorities.

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

In 2010, the Group granted 379,000 share options to employees with exercise prices ranging from $4.32 to $4.71. In 2010, the Group also granted 470,000 restricted shares to consultants and employees.  In 2011, the Group granted 84,000 restricted shares to employees. No share options were granted in 2011 and 2012.  In 2012, the Group granted 154,926 restricted shares to employees.

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

The fair value of share options granted to employees was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2010

Risk-free interest rate	0.46% - 2.67%
Expected life	0.75 - 4 years
Expected volatility	0.66 - 1.52
Expected dividends	0%

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

16.                               SHARE INCENTIVE PLAN - continued

Share Options - continued

The fair values of share options granted in 2010 were determined on a contemporaneous basis by management of the Company with reference to the market value of the Company’s shares.

A summary of share options under the Plan during the years ended December 31, 2010, 2011 and 2012 is presented below:

			Weighted-
	Number	Weighted-	average	Weighted-
	of	average	remaining	average
	shares	exercise price	contractual life	fair value

Outstanding as of January 1, 2010	2,399,658	$5.10	8.00	$1.87
Granted
- April 2, 2010	172,000	4.68		2.58
- April 20, 2010	100,000	4.71		4.71
- September 26, 2010	107,000	4.32		3.78

Exercised	(202,800)	0.76		0.23
Forfeited	(804,034)	8.09		4.14

Outstanding as of December 31, 2010	1,771,824	$4.13	7.34	1.45
Exercised	(88,334)	1.05		0.18
Forfeited	(128,137)	6.06		3.92

Outstanding as of December 31, 2011	1,555,353	$4.55	6.30	1.33
Exercised	(39,100)	1.00		0.21
Forfeited	(27,557)	5.31		3.60

Outstanding as of December 31, 2012	1,488,696	$4.22	5.28	1.46

Exercisable as of December 31, 2012	1,415,873	$4.78	5.01

Vested or expected to vest as of December 31, 2012	1,415,873	$4.78	5.01

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

16.                               SHARE INCENTIVE PLAN - continued

Share Options - continued

The Company received proceeds of $157,533, $92,840 and $39,000 from exercise of share options by the employee during the years ended December 31, 2010, 2011 and 2012, respectively.

The aggregate intrinsic value of options outstanding, options exercisable and options vested or expected to vest as of December 31, 2012 was nil, nil and nil, respectively.

The aggregate intrinsic values of share options exercised during the years ended December 31, 2010, 2011 and 2012 were $1,561,267, $230,732 and $78,216, respectively.

Restricted shares

A summary of restricted shares under the Plan during the years ended December 31, 2010, 2011 and 2012 is presented below:

		Weighted
	Number of	average
	shares	fair value

Outstanding as of January 1, 2010	90,723	$8.80
Granted	470,000	4.30
Forfeited	(247,917)	5.78
Vested	(68,917)	6.14

Outstanding as of December 31, 2010	243,889	$3.95
Granted	84,000	1.83
Forfeited	(3,100)	4.33
Vested	(16,764)	5.04

Outstanding as of December 31, 2011	308,025	$3.31
Granted	154,926	0.38
Forfeited	(5,171)	4.27
Vested	(14,429)	5.02

Outstanding as of December 31, 2012	443,351	2.96

The fair value of restricted shares was determined to be the market value of the common shares on the date of grant.

Restricted shares are granted subject to certain restrictions.  The majority of the restricted shares generally vest 25% after the first year of service and rateably over the remaining 36-month period, and certain of the restricted shares vest based on certain performance conditions.  Included in the 154,926 restricted shares granted during 2012 are 70,000 shares that would vest based on certain performance conditions.  Included in the 470,000 restricted shares granted during 2010 are 450,000 restricted shares that would vest based on certain performance conditions.

The total share-based compensation expense in relation to options and restricted shares recognized in the statements of operations for the years ended December 31, 2010, 2011 and 2012 was $947,505, $817,673 and $668,654, respectively.

As of December 31, 2012, total unrecognized share-based compensation expenses related to non-vested share options and non-vested restricted shares granted under the Plan amounted to $820,176.  Such unrecognized expenses are expected to be recognized over 2.5 years.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

17.                               PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  The total contributions for such employee benefits for the years ended December 31, 2010, 2011 and 2012 were $1,431,972, $1,566,848 and $1,682,720, respectively.

18.                               COMMITMENTS AND CONTINGENCY

(a)                                 Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises.  Rental expense under operating leases for the years ended 2010, 2011 and 2012 was $1,660,007, $1,651,398 and $1,565,110, respectively.

As of December 31, 2012, the Group was obligated under certain operating leases, relating to the rental of office premises, requiring minimum rental payments as follows:

Year ending December 31,
2013	$935,023
2014	322,932
2015	179,356
2016	24,147
2017	13,236
2018 and thereafter	29,995
$1,504,689

(b)                                 Other commitments

The Group has entered into several agreements to pay media costs for periods of 5 to 10 years.  As of December 31, 2012, future minimum purchase commitments under these agreements totalled approximately $265,276,000, which will be payable as follow:

Year ending December 31,
2013	$75,212,000
2014	72,289,000
2015	64,206,000
2016	21,508,000
2017	11,941,000
2018 and thereafter	20,120,000
$265,276,000

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCY - continued

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

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits.  It granted the motion to dismiss the Group’s fraud, unjust enrichment and declaratory judgment claims, as well as the Group’s breach of contract claim based on the destruction of DMG’s electronic data.  The New York Court denied the Former DMG Shareholders’ motion to dismiss the Group’s indemnification claim for not less than$2,785,633 but granted their motion to attach the Group’s assets in the amount of $30million plus interest, as security in the event the Former DMG Shareholders were successful in their monetary claims against the Group.  The ruling also required the Former DMG Shareholders to file a $500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment.  Finally, the New York Court denied the Former DMG Shareholders’ request to compel the Group to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCY - continued

(c)                                  Litigation with former shareholders of DMG - continued

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

On August 13, 2012 the New York Court entered an order (the “August 13 Order”) directing the Group, on or before August 21, 2012 (a) to transfer $60 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) to deposit $60 million into an escrow account controlled by the Sheriff, or (c) to make other arrangements satisfactory to the plaintiffs in the litigation for security with respect to the final judgment plaintiffs seek in that amount.  The Group took prompt steps to comply with the August 13 Order and have arranged for the delivery to the Sheriff of more than $3.2 million in cash denominated in or convertible to U.S. dollars that were held by or for the Group outside the PRC and such transferred amount was recorded as restricted cash as of December 31, 2012. With respect to funds held within the PRC in RMB, any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the State Administration on Foreign Exchange (“S.A.F.E.”).  Accordingly, on August 20, 2012 the Company applied to the S.A.F.E. for such approval, for the transfer of the balance required under the August 13 Order (an amount equivalent to approximately $56.8 million). S.A.F.E., however, denied the application.  At the same time as taking steps to comply with the August 13 order to the extent possible, the Company has appealed from that order.  It sought a stay of enforcement of the August 13 Order, but that request was denied, first by a single judge of the appellate court on August 17, 2012 and then by a full panel of that court on October 2, 2012. The Company has perfected its appeal from the August 13 Order.

On October 21, 2012, Former DMG Shareholders filed a contempt motion in the New York Court against the Group for failure to transfer $60 million into New York State by August 21, 2012 as directed in the August 13 Order.

On January 7, 2013, the New York State Supreme Court issued an order of civil contempt against the Group that it had failed to comply fully with an August 13, 2012 turnover order requiring the Group to post security in connection with prejudgment orders of attachment totaling $60 million. The turnover order required the Group to pay that amount to the New York City Sheriff or enter into an escrow of the funds in the PRC or alternative security arrangement acceptable to plaintiffs. Although the Group arranged to transfer to the Sheriff most of the assets of its subsidiaries located outside the PRC (about $4.5 million), the Group had advised the judge that it was not able to transfer additional assets held by its PRC subsidiaries because of restrictions of S.A.F.E.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCY - continued

(c)                                  Litigation with former shareholders of DMG - continued

On February 19, 2013 the New York State Supreme Court entered a modified order (the “February 19 Order”), adding to the terms of the August 13 Order the alternative provision that the Group may deposit in escrow, with the Jun He Law Offices as escrow agent, an amount of Chinese currency equivalent to $60 million less the amount currently on deposit of approximately $4.5 million with the New York City Sheriff’s Office, to be held in escrow until a final judgment in this action or a settlement between the parties resolving the action. However, the Jun He Law Offices have informed the New York Court that they were not willing to serve as escrow agent and the Company had been advised that any escrow of funds to be held in PRC pursuant to an agreement that contemplates the possibility of ultimate transfer of Chinese currency outside of PRC requires approval of S.A.F.E. The contempt sanction was a fine of $250 plus payment of the plaintiffs’ attorneys’ fees incurred on the contempt application. The plaintiffs’ attorneys’ fee was estimated to be $282,000 (however, as explained below, the amount actually awarded was. US$185,892 in plaintiff’s attorney’s fee in addition to a $250 fine, a total of $186,142).  The Group filed a notice of appeal from that Contempt Order on March 15, 2013

On May 16, 2013, the New York Court ordered the Group to pay Former DMG Shareholders US$250 fine plus plaintiffs’ costs and reasonable attorneys’ fees in the amount of US$185,892. Such amount is fully accrued as of December 31, 2012 and included in accrued expenses and other current liabilities

The Company believes that the Former DMG Shareholders’ claims and related motions are without merit and intend to vigorously defend the claims and oppose the motions.  Management believes it is difficult to assess the prospects for the pending motions and unable to predict the ultimate outcome of the matter.  Management notes, however, that the exposure of the Company includes the following possible outcomes, if not overturned on appeal:

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

c)                                      the Group might not succeed in recovering on its claim with respect to the indemnity escrow (in which it seeks $2,785,633), and the Former DMG Shareholders might succeed in compelling the escrow to be turned over to them; and

d)                                     the orders of attachment might be confirmed.

Although the Company continues to claim in the pending litigation in the New York Court, and expect to an appeal that no further consideration should be paid to the Former DMG Shareholders, the consideration provided for in the Merger Agreement has been fully provided for in the consolidated financial statements (See Note 3).  In addition, an accrued interest of $9,368,145 on the unpaid but challenged post-closing consideration of $60 million provided for in the Merger Agreement has been recorded and included in accrued expenses and other current liabilities (See Note 13).  The Company has made these provisions because management considers that, unless the Company succeeds on appeal, payment of such amounts is probable based on the November 3, 2011 order of the New York Court.  Management estimates that the further potential loss that could result from this litigation may be as much as $67 million as of date of this report, but management considers such potential loss merely reasonably possible but not probable in accordance to ASC 450, due to uncertainty and therefore no provision was made for such amount as of December 31, 2012.  The litigation is still in progress as of the date of this report.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCY - continued

(d)                                 Other

The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting.  Transmission System (the “National Standard”), was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007.  On March 27, 2006, the PRC State Administration of Radio, Film and Television (“SARFT”) promulgated the Notice Concerning Experimental Mobile Digital Television (the “March Notice”), which required all of the Group’s local operating partners must adopt the National Standard for their mobile digital television operations and the SARFT has officially issued a notice to require some of the Group’s local operating partners and direct equity investment entities to complete the adoption of the National Standard by June 30, 2010.  As of December 31, 2012, the mobile digital television network of the Group’s direct equity investment entities and the digital television broadcasting infrastructure of the Group’s local operating partners in 11 cities have been converted to the National Standard, but those in another 6 cities have not yet completed the conversion and do not meet the requirements of the National Standard.  The Group’s direct equity investment entities and local operating partners may be required to spend significant capital and other resources, including on new equipment, to convert their digital television broadcasting infrastructure to the National Standard.  Under some of the Group’s exclusive advertising agency agreements, the Group may be responsible for a portion of such expenditures in 3 of the 6 cities that have not yet completed the conversion.  The total cost of converting the equipment to the National Standard in these 3 cities is not expected to exceed $0.5 million.  However, the Group and its local operating partners in these 3 cities have not yet determined the allocation of such capital expenditures, and there is no reliable basis for management to accurately estimate the amount and timing of capital expenditures required for these local operating partners, therefore, no accrual for such liability has been made in the consolidated financial statements.

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

Major Customers

The Group contracts either directly with advertisers or through advertising agents.  The Group had contracted with the following advertisers or advertising agents that accounted for 10% or more of the total advertising service revenue:

	Percentage of revenue
	2010	2011	2012

Customer A	10.6%	N/A	N/A

There is no accounts receivable from individual customers with balances over 10% of the total accounts receivable as of December 31, 2011 and one customer accounted for 11% of the accounts receivable as of December 31, 2012.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.                               RELATED PARTY TRANSACTIONS

(a)                                 Details of amounts due from related parties as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012

Chengdu Mobile	$76,579	$—
Changzhou Mobile	37,819	43,665
DMG Chongqing	566,724	447,679
Eastlong Huatong	—	325,632
Guangtong Mobile	17,710	—
Haerbin Mobile	332,170	—
Hubei Mobile	111,014	253,751
Jilin Mobile	300,662	272,749
Ningbo Mobile	—	103,126
Shenzhen Mobile	176,849	39,073
Suzhou Mobile	72,415	—
Zhongguanguoji	176,745	—
Director and management of the Company	394,352	600,226
A non-controlling shareholder	181,037	18,515
	$2,444,076	$2,104,416

The amounts due from related parties are non-interest bearing and repayable on demand.

(b)                                 Details of amounts due to related parties as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012

Changzhou Mobile	$2,522	$—
Chengdu Mobile	—	437,773
Dalian Mobile	128,033	—
Eastlong Huatong	6,170	—
Haerbin Mobile	4,054	—
Henan Mobile	76,972	36,963
Hubei Mobile	4,532	—
Ningbo Mobile	238,200	—
Shenzhen Champs Elysees Renovations Co., Ltd. (“Champs Elysees”)	3,679	4,085
Shenzhen Meidi Zhiye Development Co., Ltd. (“Zhiye”)	83,069	7,669
Suzhou Mobile	—	446,615
Wuxi Guangtong	—	197,981
Zhongguanguoji	868,450	697,326
	$1,415,681	$1,828,412

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.                               RELATED PARTY TRANSACTIONS - continued

(c)                                  Advertising equipment sales (to) from investee companies

The Group sold digital equipment at negotiated price to related parties for a total amount of nil, $219,918 and $747,550 for the years ended December 31, 2010, 2011 and 2012, respectively.  Details are as follows:

	Year ended December 31,
	2010	2011	2012

Chengdu Mobile	$—	$—	$(564)
DMG Chonqging	—	—	(746,587)
Hubei Mobile	—	—	(399)
Shenzhen Mobile	—	(219,918)	—
	$—	$(219,918)	$(747,550)

The Group also purchased digital equipment at negotiated price from related parties of nil, nil and $693,614 for the years ended December 31, 2010, 2011 and 2012, respectively.

(d)                                 Services rendered by investee companies

The Group has received broadcasting service and other services from related parties at negotiated prices for a total amount of $16,357,610, $15,745,255 and $9,822,584 for the years ended December 31, 2010, 2011 and 2012, respectively.  Details are as follows:

	Year ended December 31,
	2010	2011	2012

Chengdu Mobile	$1,814,631	$1,930,094	$2,018,325
Dalian Mobile	1,308,066	1,511,008	1,536,657
DMG Chonqging	—	—	286,665
Guangtong Mobile	884,801	1,107,789	1,229,301
Haerbin Mobile	18,104	3,990	—
Henan Mobile	171,908	355,111	374,435
Hubei Mobile	795,583	987,133	1,132,080
Jilin Mobile	483,320	537,920	578,175
Ningbo Mobile	1,264,212	1,380,029	1,363,903
Shenzhen Mobile	8,769,071	7,157,504	—
Suzhou Mobile	663,863	774,677	1,303,043
Zhongguangguoji	184,051	—	—
	$16,357,610	$15,745,255	$9,822,584

(e)                                  Rental expense

During the years ended December 31, 2010, 2011 and 2012, the Group rented office space from Zhiye.  The rate for rent was determined based on negotiated prices.  The rental expense for the years ended December 31, 2010, 2011 and 2012 was $154,153, $216,317 and $303,269, respectively.

(f)                                   Others

For the years ended December 31, 2010, 2011 and 2012, the Group paid office decoration charges of $270,864, $195,788 and $324,544, respectively, to Champs Elysees.  During the years ended December 31, 2010, 2011 and 2012, the Group also paid property management fees and utility expenses of $28,702, $29,172 and $48,274, respectively, to Champs Elysees.

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

There were no appropriations to reserves by the Company other than the Company’s VIEs and certain of the VIEs’ subsidiaries in the PRC during any of the periods presented.  During the years ended December 31, 2010, 2011 and 2012, approximately $34,442, $137,945 and $45,286 was appropriated from retained earnings to the statutory surplus fund, respectively, which are included in the accumulated deficit of the Group.

22.                               RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets and reserves to the Company either in the form of dividends, loans, or advances.  Amounts restricted include restricted cash, paid up capital and statutory reserves of the Company’s PRC subsidiaries and VIEs, totaling approximately $156.8 million and $168.4 million as of December 31, 2011 and 2012, respectively.

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

BALANCE SHEETS

(Amounts in U.S. Dollars (“$”), except number of shares)

	December 31,
	2011	2012
ASSETS
Current Assets:
Cash and cash equivalents	$179,170	$296
Restricted cash	—	13,525,585
Amounts due from subsidiaries	148,613,908	43,677,656
Prepaid expenses and other current assets	595,300	228,535
Total current assets	$149,388,378	$57,432,072

Non-current Assets:
Fixed assets, net	$49,091	$26,799
Intangible assets, net	—	9,575
Investments in subsidiaries	143,151,648	—
Total non-current assets	143,200,739	36,374
TOTAL ASSETS	$292,589,117	$57,468,446

LIABILITIES AND EQUITY
Current Liabilities:
Amounts due to subsidiaries	$4,974,136	$7,405,538
Accrued expenses and other current liabilities	4,430,612	10,148,850
Total liabilities	$9,404,748	$17,554,388

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 101,313,015 and 101,366,544 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	$10,131	$10,137
Additional paid-in capital	341,963,008	342,670,656
Accumulated deficit	(93,217,688)	(339,626,880)
Accumulated other comprehensive income	34,428,918	36,860,145
Total VisionChina Media Inc. shareholders’ equity	$283,184,369	$39,914,058
TOTAL LIABILITIES AND EQUITY	$292,589,117	$57,468,446

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2010	2011	2012

General and administrative expenses	$(2,560,680)	$(6,542,591)	$(10,257,148)
Equity in loss of subsidiaries	(148,454,480)	(6,197,150)	(145,582,875)
Impairment losses recognised on amounts due from subsidiaries	—	—	(90,652,506)
Operating loss	(151,015,160)	(12,739,741)	(246,492,529)
Interest income	1,303	332,608	83,337
Interest expense	(324,365)	(96,159)	—
Net loss	$(151,338,222)	$(12,503,292)	$(246,409,192)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2010	2011	2012

Net loss	$(151,338,222)	$(12,503,292)	$(246,409,192)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	11,568,199	12,872,968	2,431,227
Total comprehensive (loss) income	$(139,770,023)	$369,676	$(243,977,965)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. Dollars (“$”), except number of shares)

					Accumulated
			Additional		other	Total
	Common shares		paid-in	Accumulated	comprehensive	shareholders’
	Number	Amount	capital	(deficit) profit	income	equity

Balance at January 1, 2010	72,140,684	$7,214	$192,362,565	$70,623,826	$9,987,751	$272,981,356
Share issued for DMG Acquisition	8,476,013	848	67,566,538	—	—	67,567,386
Shares issued to certain subscribers	4,006,474	401	12,900,846	—	—	12,901,247
Exercise of share options	202,800	20	157,513	—	—	157,533
Restricted shares	68,917	7	(7)	—	—	—
Share-based compensation	—	—	947,505	—	—	947,505
Foreign currency translation adjustment	—	—	—	—	11,568,199	11,568,199
Net loss	—	—	—	(151,338,222)	—	(151,338,222)

Balance at December 31, 2010	84,894,888	$8,490	$273,934,960	$(80,714,396)	$21,555,950	$214,785,004
Shares issued to certain subscribers	17,375,479	1,737	68,995,004	—	—	68,996,741
Share repurchase	(1,062,450)	(106)	(1,877,459)	—	—	(1,877,565)
Exercise of share options	88,334	8	92,832	—	—	92,840
Restricted shares	16,764	2	(2)	—	—	—
Share-based compensation	—	—	817,673	—	—	817,673
Foreign currency translation adjustment	—	—	—	—	12,872,968	12,872,968
Net loss	—	—	—	(12,503,292)	—	(12,503,292)

Balance at December 31, 2011	101,313,015	$10,131	$341,963,008	$(93,217,688)	$34,428,918	$283,184,369
Exercise of share options	39,100	4	38,996	—	—	39,000
Restricted shares	14,429	2	(2)	—	—	—
Share-based compensation	—	—	668,654	—	—	668,654
Foreign currency translation adjustment	—	—	—	—	2,431,227	2,431,227
Net loss	—	—	—	(246,409,192)	—	(246,409,192)

Balance at December 31, 2012	101,366,544	$10,137	$342,670,656	$(339,626,880)	$36,860,145	$39,914,058

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2010	2011	2012

Cash flows (used in) from operating activities:
Net loss	$(151,338,222)	$(12,503,292)	$(246,409,192)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	22,292	22,293	26,561
Equity in loss of subsidiaries and variable interest entities	148,454,480	6,197,150	145,582,875
Impairment losses recognised on amounts due from subsidiaries	—	—	90,652,506
Share-based compensation	947,505	817,673	668,654
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(361,918)	(230,945)	366,765
Amounts due from subsidiaries	(19,707,410)	(60,791,933)	14,283,746
Accrued expenses and other current liabilities	(997,299)	3,600,398	5,718,238
Net cash (used in) provided by operating activities	(22,980,572)	(62,888,656)	10,890,153

Cash flows from (used in) investing activities:
Acquisition of intangible assets	—	—	(13,844)
Advances from (to) subsidiaries	17,748,526	(18,932,360)	2,431,402
Restricted cash	—	—	(13,525,585)
Net cash provided by (used in) investing activities	17,748,526	(18,932,360)	(11,108,027)

Cash flows from financing activities:
Proceeds from exercise of share option, net of issuance cost of nil	157,533	92,840	39,000
Share repurchases	—	(1,877,565)	—
Proceeds from issuance of common shares	12,901,247	68,996,741	—
Net cash provided by financing activities	13,058,780	67,212,016	39,000
Net increase (decrease) in cash and cash equivalents	7,826,734	(14,609,000)	(178,874)
Cash and cash equivalents at the beginning of the year	6,961,436	14,788,170	179,170
Cash and cash equivalents at the end of the year	$14,788,170	$179,170	$296

Non-cash financing and investing activities:
Shares issued as part of consideration for acquisition of subsidiaries	67,567,386	—	—

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

(Amounts in U.S. Dollars (“US$”))

Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of SEC Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  As of December 31, 2011 and 2012, approximately $156.8 million and $168.4 million of the registered capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of VisionChina Media Inc. has been presented for the years ended December 31, 2010, 2011 and 2012.

Basis of Presentation

For the purposes of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in FASB ASC 323 “Investments in Equity Method and Joint Ventures”.  Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and 100% of the subsidiaries’ profit or loss as “Equity in loss of subsidiaries and variable interest entities” on the statements of operations.