Form 20-F
period 2013-12-31
VISIONCHINA MEDIA INC.
filed 2014-04-30
CIK 1415911

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

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

101,560,744 Common Shares

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

☐ Yes   ☐ No

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

As of December 31, 2013, the local television stations with which we established our direct investment entities included: Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station, and Ningbo Broadcast and Television Group.

As of December 31, 2013, the local mobile digital television operating companies with which we entered into exclusive agency agreements included: Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Jilin Mobile Television Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited, Changsha Guangdian Digital Mobile Television Co., Ltd., and Henan China Digital Mobile Television Company Limited.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 and as of December 31, 2012 and 2013.

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

PART I

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data

The following selected condensed consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the condensed consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The following selected condensed consolidated statement of operations data the years ended December 31, 2009 and 2010 and the condensed consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included elsewhere in this annual report. You should read the selected condensed consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2009	2010	2011	2012	2013
		(US$, except number of shares)

Condensed Consolidated Statement of Operations Data:
Revenues(1)
Advertising service revenue	120,686,086	138,056,640	179,415,668	114,741,386	103,117,293
Advertising equipment revenue	—	—	1,778,682	926,464	1,624,055
Total revenues	120,686,086	138,056,640	181,194,350	115,667,850	104,741,348
Cost of revenues
Advertising service cost	(61,104,381)	(121,000,454)	(127,057,954)	(121,374,431)	(90,310,455)
Advertising equipment cost	—	—	(1,494,027)	(345,291)	(513,095)
Total cost of revenues	(61,104,381)	(121,000,454)	(128,551,981)	(121,719,722)	(90,823,550)
Gross profit/(loss)	59,581,705	17,056,186	52,642,369	(6,051,872)	13,917,798
Operating expenses (2)	(32,046,119)	(183,535,813)	(63,639,179)	(246,463,622)	(38,761,257)
Government grant	538,085	—	—	756,757	2,783,085
Share of (losses) profits from equity method investees	(998,606)	(109,989)	230,280	45,509	(76,412)
Dividend income	—	—	142,265	162,100	128,611
Other operating income	—	—	175,903	—	1,307
Operating profit (loss)	27,075,065	(166,589,616)	(10,448,362)	(251,551,128)	(22,006,868)
Interest income	1,860,017	2,082,605	1,711,117	696,292	418,736
Interest expense	(109,590)	(4,952,239)	(4,716,577)	(2,614,543)	(1,425,625)
Other (expenses) income	(1,278)	—	42,153	(605,958)	(669,018)
Net income (loss) before income taxes	28,824,214	(169,459,250)	(13,411,669)	(254,075,337)	(23,682,775)
Income tax benefit (expense)	(2,348,254)	18,202,289	793,415	7,547,421	(373,584)
Net income (loss)	26,475,960	(151,256,961)	(12,618,254)	(246,527,916)	(24,056,359)
Net loss (income) attributable to noncontrolling interest	127,043	(81,261)	114,962	118,724	88,489
Net income (loss) attributable to VisionChina Media Inc. shareholders	26,603,003	(151,338,222)	(12,503,292)	(246,409,192)	(23,967,870)
Net income (loss) per common share:
Basic	0.37	(1.83)	(0.12)	(2.43)	(0.24)
Diluted	0.37	(1.83)	(0.12)	(2.43)	(0.24)
Weighted average number of shares used in computation of net income (loss) per share:
Basic	71,686,900	82,739,234	102,047,412	101,351,222	101,495,442
Diluted	72,676,438	82,739,234	102,047,412	101,351,222	101,495,442

	For the year ended December 31,
	2009	2010	2011	2012	2013
		(US$, except number of shares)
Share-based compensation expenses during the related periods included in:
Cost of revenues	63,477	100,711	58,836	52,824	73,225
Selling and marketing expenses	3,698,329	432,632	447,767	394,719	379,246
General and administrative expenses	570,305	414,162	311,070	221,111	389,819

(1)         Before January 1, 2012, our advertising revenues were subject to business tax. The PRC government implemented a value-added tax, or VAT, reform pilot program, or the VAT Tax Reform, which replaced the business tax with VAT on selected sectors including the advertising sector, in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012 and in Shenzhen effective November 1, 2012. Commencing August 1, 2013, the VAT Tax Reform expanded to all regions in the PRC. With the adoption of the VAT Tax Reform, the VAT rate on our advertising revenues applicable to the subsidiaries and consolidated variable interest entities is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

(2)         Included in operating expenses for the year ended December 31, 2010 and 2012 was a non-cash impairment loss of US$145.7 million and US$178.8 million made against the intangible assets and goodwill relating to our acquisitions of three out of the six advertising agency businesses in 2008 and our acquisition of Digital Media Group Company Limited, or Digital Media Group, in 2010. More details of such impairment loss can be found on page 76 “Item 5. Operating and financial review and prospects — A Operating results — Results of Operations — Year Ended December 31, 2012 Compared to Year Ended December 31, 2011”.

	As of December 31,
	2009	2010	2011	2012	2013
		(US$, except number of shares)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	68,834,087	67,211,336	80,309,629	29,012,381	38,949,359
Total asset	388,915,736	442,959,951	415,140,682	149,795,319	151,140,598
Total current liabilities	102,935,518	185,514,939	120,961,630	108,805,722	129,630,299
Net assets	273,415,714	215,252,534	283,401,981	40,012,946	19,335,233
Common shares	7,214	8,490	10,131	10,137	10,156
Total VisionChina Media Inc. shareholders’ equity	272,981,356	214,785,004	283,184,369	39,914,058	19,324,834
Number of common shares issued and outstanding	72,140,684	84,894,888	101,313,015	101,366,544	101,560,744

	As of December 31,
	2011	2012	2013
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	111,856	87,473	78,955
Direct investment cities	1,573	1,571	—
Total	113,429	89,044	78,955
Number of digital displays in our supplemental subway advertising platform	23,994	19,523	32,208

	For the Year Ended December 31,
	2011	2012	2013
Total hours of broadcasting(1)	175,598	162,917	152,575
Average revenue per hour(1)(2)(US$)	1,002	667	633
Average advertising minutes sold per hour	8.78	6.53	7.43

(1)         Includes all of the cities in our network and supplemental subway advertising platform.

(2)         We calculate average revenue per hour by dividing our advertising service revenue derived from our network and supplemental subway advertising platform by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.

Exchange Rate Information

A number of RMB-denominated figures used in this annual report are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013, which was RMB6.0537 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of RMB per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2534 to US$1.00 as of April 25, 2014.

	Exchange Rate (Renminbi per US Dollar)(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.0537	6.2438
October	6.1193	6.1213	6.1123	6.1302
November	6.0922	6.0929	6.0903	6.0993
December	6.0537	6.0738	6.0537	6.0927
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.0591	6.1448
March	6.2164	6.1729	6.2273	6.1183
April (through April 25, 2014)	6.2534	6.2196	6.1966	6.2534

(1)         The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

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

Risks Related to Our Company and Our Industry

We incurred recurring loss and experienced negative cash flow of operations;

We recorded net losses of US$12.6 million, US$246.5 million and US$24.1 million for the years ended December 31, 2011, 2012 and 2013, respectively, and our current liabilities exceeded its current assets by $17,344,344 as of December 31, 2013.  As of December 31, 2013, we had cash and cash equivalents of $38,949,359 with bank borrowings due within one year of $26,340,338 and consideration payable in relation to DMG Acquisition of $75,800,047.

This uncertainty may create additional concerns for our creditors, suppliers, customers and other counterparties, which may make it more difficult for us to conduct our business and meet our debt and other obligations. Moreover, our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty; and the adjustments could be substantial.

Due to the current and on-going deteriorating advertising industry market conditions in China and overall global economic slowdown, we have scaled back certain of our businesses. The sustainability of the China advertising industry in the current macroeconomic environment is likely to continue to adversely affect demand for our service. In order to mitigate the above factors, we have the following plans and actions:

•                  We have taken or are in the process of taking a number of initiatives to reduce costs and improve working capital management. We have been negotiating with a number of vendors, including vendors of concession right contracts, for them to provide us with lower prices or more favorable payment terms in order to achieve cost savings. We have decided to postpone a substantial portion of our planned capital expenditures for our mobile digital television network for the next twelve months. In addition, we have implemented measures to more closely monitor the collection of receivable balances with an aim to improving liquidity.

•                  On April 30, 2014, we entered into a settlement agreement, a subscription agreement and a note instrument, or collectively, the Settlement Arrangement, with Gobi Ventures, Inc., formerly known as Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P. and Thomas Gai Tei Tsao, or collectively, the Former DMG Shareholders, to settle the litigation with them.  Under the Settlement Arrangement, we agreed to (a) release the entire amount of the indemnity escrow fund currently deposited in the designated escrow account as set out in Note 3 of our consolidated financial statements included elsewhere in this annual report (consisting of US$4 million and 847,601 of our common shares, to be converted to ADSs, plus interest accrued), (b) pay US$12 million cash, including the funds of US$4.5 million held by the Sheriff as set out in Note 18(c) to the Former DMG Shareholders and (c) issue the convertible promissory notes, or the Notes, with principal amount of US$58 million to the Former DMG Shareholders.  The Notes will be redeemed by us in installments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, at the amount of US$4 million, US$5 million, US$13.5 million, US$16.5 million, US$16 million and US$3 million, respectively.  Interest on the Notes is accrued at a rate of our actual weighted average borrowing rate per annum.  The Notes are convertible at the elections of the holders of the Notes in certain scenarios as provided under the Settlement Arrangement, or Certain Scenarios.

We believe that, taking into account the issuance of the Notes, adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements, to meet its liabilities related to litigation with Former DMG Shareholders, and to meet short term debt obligations, other liabilities and commitments as they become due.

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

We began operations in April 2005. We entered into our first direct investment arrangement in Chengdu in May 2005, and we secured our principal exclusive mobile digital television advertising agency arrangements on buses in Beijing and Shenzhen in October and December 2006, respectively. We secured our principal exclusive mobile digital television advertising agency arrangements on subways in Shenzhen and Beijing in May and August 2007, respectively. Accordingly, we have a very limited operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our mobile digital television-advertising network on mass transportation systems because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects. In addition, due to our short operating history and recent additions to our management team, some of our senior management and employees have only worked together at our company for a relatively short period of time. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business.

We have incurred net losses in the past and may incur losses in the future.

We incurred a net loss of US$12.6 million, US$246.5 million and US$24.1 million in the years ended December 31, 2011, 2012 and 2013, respectively. We pay media costs, the components of which are detailed in Item 5A “Operating Results — Cost of Revenues — Advertising Service Cost — Media Costs”, to our local operating partners for operating our advertising business on buses and subways. These costs constitute a significant portion of our cost of revenues and accounted for approximately 56.9%, 83.9% and 69.6% of our total revenues in the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, in respect of the exclusive agency agreements for our bus platforms, nine were entered into with our direct investment entities and seven were entered into with independent local operating partners. In respect of the exclusive agency agreements for our subway platforms, one agreement was entered into with one of our direct investment entities and all other agreements were entered into with independent local operating partners across six cities in the PRC. Our exclusive agency agreements typically have terms ranging from three to ten years, and do not contain any renewal provisions. Upon expiration of the exclusive agency agreements, we will discuss renewal of the agreements with our local operating partners, and the detailed terms of the new exclusive agency agreements will be negotiated at that time. The exclusive agency agreements cannot be terminated before expiration of the term unless agreed by both parties, and the party who initiates the early termination is subject to penalty at an amount specified in the respective agreement. Our media costs each year from these agreements is fixed and is determined upfront at the time when the contracts were signed. We negotiate each of our exclusive agency agreements with our local operating partners on a case-by-case basis and determine the amount of the media cost for each year under the agreement through the process of negotiation. All of our exclusive agency agreements contain escalation clauses to increase the media cost at pre-determined fixed amounts each year under the agreements, except for (i) two exclusive agency agreements that in aggregate accounted for less than 5% of our media cost and (ii) one exclusive agency agreement that has a fixed media cost for the first six years with an annual increase in the media cost beginning in the seventh year. However, our revenues may fluctuate significantly from period to period as a result of, among others, seasonality, customer loyalty, competition and changes in regulations. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially, adversely affect our results of operations, and result in a net loss in that period.

We may incur impairment loss on intangible assets and goodwill in the future, which would adversely affect our financial condition and result of operations.

We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually or more frequently if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of goodwill and our amortizable intangible assets may not be recoverable, such as a decline of growth in our industry, may have an adverse impact on the operating result of the acquired businesses. We evaluate the amounts of the goodwill and amortizable intangible assets for impairment based on the forecasts of financial performances of the acquired businesses which in turn are based on various assumptions. Although we did not incur impairment loss on intangible assets and goodwill in 2011 and 2013, we may incur such impairment loss in the future. These impairment charges will have a material adverse effect on our business and results of operations arising from future potential acquisitions. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies — Goodwill and Intangible Assets”.

If PRC regulators order one or more of our local operating partners to stop their mobile digital television operations due to violations of applicable regulations, our business, financial condition and results of operations would be materially and adversely affected.

On March 17, 2014, the PRC State Administration of Press, Publication, Radio, Film and Television, or SARFT, promulgated the Notice Concerning Regulating Development of Mobile Digital Television, or the March 2014 Notice. The March 2014 Notice regulates mobile digital television operations and mainly consists of the following provisions:

•                      mobile digital television business shall be operated by municipal or provincial radio and television stations, and satisfy the following requirements:

•                  the mobile digital television operations shall comply with the overall plan and layout of mobile digital television determined by SARFT;

•                  mobile digital television operations shall be conducted in cities of a relatively high level of economic and social development, which should be with no less than 2,000 buses in total, or with subway or light railway transportation system;

•                  the equity fund, equipments, worksite and professional personnel required for the operations of mobile digital television shall be in line with the relevant business scale;

•                  there shall be a sound system in place for the review, broadcasting and monitoring of programs on mobile digital television;

•                  the business operator shall have program resources which are in compliance with relevant state regulations and in line with its business scale;

•                  the technical system shall meet the industrial and technical standards required by the relevant state regulations;

•                  permit of radio and television program transmission shall be obtained for the integrated signal transmission platform which shall be regulated by SARFT and be qualified with;

•                      mobile digital television operations that are newly conducted after the March 2014 Notice shall obtain approval of SARFT;

•                      mobile digital television operations shall comply with Measures of Administration of Advertisement Broadcasting of Radio and Television promulgated by SARFT, including restrictions on total advertising time, frequency, content and format of advertisements;

•                      the national digital mobile television standards have been established and all mobile digital television operations shall comply with such national standards; and

•                      the Notice Concerning Experimental Mobil Digital Television previously promulgated by SARFT, or the March 2006 Notice, has been repealed from the date of March 17, 2014.

These regulations apply directly to our local mobile digital television operating partners because they are in the business of operating mobile digital television networks. SARFT and its local branches have the authority to order any mobile digital television operators who have violated the March 2014 Notice or other applicable laws or regulations to stop operating their mobile digital television networks.

SARFT or its local branches may order any of our local operating partners to stop their operations. If any of our local operating partners is ordered to stop their mobile digital television operations, we may not be able to continue our advertising business in the affected city through other media or channels at acceptable costs, or at all. In which case, our business, financial condition and results of operations would be materially and adversely affected.

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

All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered outdoor advertising. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2013, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expects the SAIC to levy any fines or sanctions in the future. Our local operating partners have expressed to us their willingness to fully comply with all relevant rules and regulations, including registering with the SAIC, and we therefore believe our local operating partners will be able to apply for the appropriate registrations in the event that the SAIC or the competent government authority determines that such registrations are required. As a precaution to cope with such legal uncertainty, our direct investment entities in Haerbin and Zhengzhou had completed the required registrations, but these registrations have already expired in 2008. Currently, our local operating partners have advised us that they do not believe such registrations are necessary, and none of our local operating partners is planning to submit registration applications to the SAIC. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising and a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine and may be ordered to stop disseminating the advertisements and as a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect in our overall business.

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

We may encounter cyber-attacks, which may result in material adverse effect on our business operation, financial condition and reputation.

If the security of the broadcasting network we use to send our signals is breached despite the efforts of our local operating partners to ensure the security of the content management system, and unauthorized images, text or audio sounds are displayed on our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure. Any such cyber-attack incidents may disrupt our services and result in significant damages and material adverse effect on our operations. In addition, we may suffer negative consequences, such as litigation, monetary liabilities, increased cybersecurity protection costs, lost revenues and reputational damages. If our advertising viewers do not believe our content is reliable or secure, our business model may become less appealing to viewers in China and our advertising clients may be unwilling to place advertisements on our advertising network.

Our local operating partner’s incomplete application, refusal to register and non-compliance with PRC registration may cause our operations, financial condition and results of operations be materially and adversely affected.

All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered “outdoor advertising”. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. All of the existing SAIC registrations by our local operating partners have already expired in 2008. As a result, 100% of our revenues in 2011, 2012, and 2013 were derived from cities where our local operating partners do not have an advertising registration certificate from the SAIC. Therefore, all of our revenues would be impacted in case of a regulatory enforcement action by SAIC. None of our local operating partners or direct investment entities has renewed or completed the outdoor advertising registration, and as of December 31, 2013, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expects the SAIC to levy any fines or sanctions in the future. Our exclusive agency agreements with each of our local operating partners or our joint venture agreements with our local operating partners require them to comply with all relevant laws and regulations, which include obtaining any approvals necessary to legally provide advertising time to us. Our local operating partners have expressed to us their willingness to fully comply with all relevant PRC rules and regulations during our conversations with them. Although no written assurances have been provided, our local operating partners have orally expressed their willingness to register with the SAIC in the event that the SAIC or the competent government authority determines that such registrations are required. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising, it will take SAIC as long as seven working days to review and approve an outdoor advertising registration after its acceptance of application filed by our local operating partner or direct investment entity. And if a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine up to RMB 30,000, confiscation of advertising fees and may be ordered to stop disseminating the advertisements. As a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect on our overall business.

SARFT determined that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television by promulgating the March 2014 Notice, our business and prospects could be harmed.

SARFT promulgated Measures of Administration of Advertisement Broadcasting of Radio and Television in 2009, or the 2009 Regulation. The 2009 Regulation became effective on January 1, 2010 and is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than 12 minutes each hour. On average, we sold 8.78, 6.53 and 7.43 advertising minutes per broadcasting hour for the years ended December 31, 2011, 2012 and 2013, respectively. Pursuant to the March 2014 Notice, mobile digital television operations shall comply with the 2009 Regulation. In which case, our future revenues could be significantly impacted by such enforcement action by SARFT for the 2009 Regulation on the mobile digital television industry. Even though our PRC legal counsel has advised that under the relevant PRC laws and regulations, we are able to enforce those media contracts against our state-owned local operating partners and there is no limitation on the enforceability of those media contracts, if any of the foregoing regulatory enforcement actions occurs, the total advertising time on our network will be limited. As the annual increase of our media costs is already agreed in our media contracts and such contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the network of local operating partners is limited, a regulatory limitation on the advertising time would limit our potential revenues, while our media costs continue to increase. Our business, advertising service revenue and operating results may therefore be materially and adversely affected.

Our failure to maintain relationships with local television stations or local mobile digital television companies would harm our business and prospects.

Our ability to generate revenues from advertising sales depends largely upon our ability to air advertisements on large mobile digital television networks on mass transportation systems in cities. This, in turn, requires that we develop and maintain business relationships with local television stations, local mobile digital television companies, local governments, and mass transportation services through which we obtain programming, broadcasting and space for our mobile digital television advertising networks. As of December 31, 2013, we provided advertising services mainly through our network and supplemental subway advertising platform with approximately 111,163 digital displays in 19 cities in China, among which we have entered into exclusive advertising agency arrangements in 19 cities and direct investment arrangements in 11 cities in China. In addition, as of March 31, 2014, our mobile digital television advertising network and supplemental subway advertising platform covered 19 cities in China. We cannot assure you that we can maintain these relationships on satisfactory terms, or at all. Our local operating partners may unilaterally terminate our agreements with them before the expiration of these agreements if there are events of force majeure or if we have breached the agreements. For example, our agreement with our local operating partner in Beijing requires us to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner in Beijing and the local bus company in Beijing. If we fail to perform our contractual obligations, we will be in breach of our agreement and our local operating partner may unilaterally terminate our agreement. If we fail to maintain relationships with our local operating partners, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

We do not completely control the operations of our direct investment entities; any dispute with the local television stations could harm our business.

We operate in 10(1) cities through direct investment entities formed with the local television stations. PRC law provides that the television stations or entities controlled by them must own no less than 51% of the equity interests in any mobile digital television operating company. We own a 49% equity interest in those direct investment entities, except the direct investment entity in Shenzhen in which we own a 25% equity interest and the direct investment entity in Wuxi in which we own a 14% equity interest. Seven out of ten of our direct investment agreements provide that we have the right to appoint the general manager of the direct investment entity, who will be in charge of the day-to- day operations of the direct investment entity. The right to appoint the general manager is subject to confirmation by the direct investment entity. Our local operating partners, the local television stations including Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station and Ningbo Broadcast and Television Group, control the broadcasting and are responsible for compliance matters. We cannot assure you that disputes will not arise between us and our local operating partners, and that any such disputes will be resolved in our favor. Further, our interests and the interests of our local operating partners may be different. In some cases, we may have to rely on court proceedings to resolve the disputes between us and our local operating partners. Any litigation will divert our resources and may result in a judgment against us. If any dispute between us and our local operating partners arises, our business operations could be harmed, and our financial condition and results of operations could be materially and adversely affected.

Our failure or our local operating partners’ failure to maintain existing relationships or develop new relationships with local bus companies or subway companies would harm our business and prospects.

In most of the cities where we operate, our business relationships with local bus companies or other selected operations are secured and provided by our local operating partners or our direct investment entities. Furthermore, as of December 31, 2013, our operations on the supplemental subway advertising platform in Guangzhou, Beijing, Tianjin, Chongqing, Nanjing and Shenzhen are secured by our agreements with the subway companies in these six cities, respectively. However, we cannot assure you that we and our local operating partners can maintain these relationships with the local bus companies or subway companies on satisfactory terms, or at all, or that the local bus companies or subway companies will not terminate these relationships before their expiration. If we or our local operating partners fail to maintain these relationships, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

(1)              We have entered into direct investment arrangements in 11 cities in China. Among 11 cities, we operate in 10 cities through direct investment entities formed with local television. In the remaining 1 city, we also operate through direct investment entity which was not form with the local television station.

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

Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT has issued a notice to require some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. Our PRC counsel advises that while SARFT has promulgated the foregoing timeline for conversion to the National Standard, as of December 31, 2013, SARFT has not assessed any fines or penalties related to non-compliance with the National Standard. As of April 30, 2014, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 13 cities (Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited and Changzhou China Mobile Television Company Limited) have been converted to the National Standard, but those in another four cities (Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., and Jilin Mobile Television Co., Ltd. have not yet completed the conversion and do not meet the requirements of the National Standard.) As of April 30, 2014, except for in Beijing, our local operating partners in the four cities have not begun the conversion process, and we and our local operating partners estimate that the conversion process will take no more than two years to complete once the conversion process begins. The actual amount of time required for the conversion process in any given city depends on a number of factors, including the size of the mobile digital television network in that city, the equipment currently used, the resources available for the conversion and the schedule for replacing the equipment. Our direct investment entities, Jilin Mobile Television Co., Ltd., and our local operating partners, Beijing Beiguang Media Mobile Television Co., Ltd, Beijing Beiguang Metro Media Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., and Shanxi Dazhong Mobile Television Co., Ltd., will be required to spend significant capital and other resources, including purchasing new equipment, to convert their digital television broadcasting infrastructure to the National Standard. Three of our local operating partners, Beijing Beiguang Media Mobile Television Co., Ltd., and Beijing Beiguang Metro Media Co., Ltd., told us the conversion process had been started as of April 9, 2012. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in three of the four remaining cities. The total cost of converting the equipment to the National Standard in these three cities, namely Beijing, Nanjing and Changchun, is not expected to exceed RMB2.7 million. However, we and our local operating partners have not yet determined the allocation of the conversion expenses. Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.

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

Air time allocated to programming and advertising on our mobile digital television network is generally provided in the agreements with our local operating partners. In cities where demand for time by advertisers is high, such as Beijing, Guangzhou, Shenzhen and Nanjing, our local mobile digital television networks may reach saturation, meaning we cannot sell additional advertising time without further increasing the proportion of advertisements to programs. If our local networks reach saturation in any particular city, we will be forced to request additional advertising time from our local operating partners or increase our advertising rates to increase our revenues. However, we cannot assure you that our local operating partners will grant our requests, and advertisers may be unwilling to accept rate increases or a decrease in the amount of programming, which in turn may decrease the attentiveness of the audience to their advertisements. If we are unable to increase the length of advertising time on our network or the rates for advertising time in saturated cities, we may be unable to generate higher levels of revenues over time.

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

As is customary in the advertising industry in China, we generally do not have exclusive or long-term agreements with our advertising clients. A majority of our agreements with our advertising clients have a term of less than a year. As a result, we must rely on high-quality services, industry reputation, our network size and coverage and favorable pricing to attract and retain advertising clients. There is no assurance, however, that we will be able to maintain our relationships with current and/or future clients. In particular, we derive a substantial percentage of our revenues from a small number of advertising clients. For example, our top ten advertising clients in the aggregate accounted for 44.7% of our total revenues for the year ended December 31, 2013. These and our other advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. We have lost client accounts in the past and may lose client accounts in the future. If a substantial number of our advertising clients choose not to continue to purchase advertising time from us, we would be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected.

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

Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates the largest mobile digital television-advertising network using broadcasting technology. As a result, we face barriers-to-entry to expand our network on the bus platform in Shanghai. In addition, we will face barriers-to-entry as we attempt to expand our out-of-home advertising network to different media platforms, such as in-building displays or large outdoor LED displays, because other companies have already signed exclusive placement agreements to secure the most desirable locations.

Further, we may also face competition from new entrants into the mobile digital television-advertising sector. As is customary in the advertising industry, we generally do not have exclusive arrangements with our advertising clients and we do not have exclusive arrangements with the local operating partners in a number of cities in which we operate. Therefore, we cannot assure you that we will succeed in gaining a greater market share or maintain our market share. In addition, since December 10, 2005, wholly foreign-owned advertising companies have been allowed to operate in China, which may expose us to increased competition from international advertising media companies attracted to opportunities in China.

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

A substantial majority of our revenues are currently generated from our operations in the four major cities in China: Beijing, Shanghai, Guangzhou and Shenzhen. Our advertising revenue in Beijing, Guangzhou and Shenzhen in the aggregate accounted for 62.9% of our total advertising service revenue in 2009. Following the completion of our acquisition of Digital Media Group, we expanded our network to the subway platform in Shanghai and additional subway lines in Beijing and Shenzhen, and these four major cities in the aggregate accounted for 65.8%, 72.4% and 67.0% of our total advertising service revenue in 2010, 2011 and 2012, respectively, among which 15.0%, 14.2% and 9.7% were from Shanghai subway market. On September 1, 2012, we terminated our exclusive advertising agency agreements with our local operating partner in Shanghai. In 2013, we generated 60.8% of our total advertising revenue in Beijing, Guangzhou and Shenzhen through our exclusive advertising agency agreements.  We expect to generate a substantial portion of our revenues from these three cities in the future. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or changes in advertising preferences, our mobile digital television network, our supplemental subway advertising platform and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with the local operating partners in these cities (i.e., Beijing Beiguang Media Mobile Television Co., Ltd., Beijing Beiguang Metro Media Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Guangzhou Metro Television Co., Ltd. and Shenzhen Metro Co., Ltd.), our business, financial condition and results of operations would be materially and adversely affected.

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

In particular, we depend on our sales and marketing team to sell advertising time. We market our advertising services directly to advertisers, as well as to advertising agencies. As of December 31, 2013, we had 372 dedicated sales and marketing personnel to support our sales and marketing efforts. We depend on our sales staff to market our services to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff as our business continues to grow. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel, our sales and marketing efforts may be materially impaired and our business, financial condition and results of operations could be materially and adversely affected.

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

Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for such acquisition candidate on commercially reasonable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of our time and resources and may potentially disrupt our existing business. Furthermore, we cannot assure you that we will be able to successfully integrate our acquisitions into our operations or that the expected synergies from future acquisitions will actually materialize. In addition, acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. For example, in connection with the acquisitions of the six advertising agency businesses completed by us in China in 2008, we are required to pay additional consideration if the acquired businesses meet specified performance targets in the years from 2008 through 2010. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” for more details regarding the consideration calculated based on performance targets. In addition, on April 30, 2014, we issued the Notes to the Former DMG Shareholders to settle the unpaid consideration for our acquisition of Digital Media Group. We expect to redeem the Notes following a pre-determined repayment schedule in 6 years. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” for more details. Future acquisitions may also expose us to potential risks, including risks associated with:

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

Based on our financial statements, relevant market data and the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company for 2013, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.

If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or common shares, unless the U.S. investor made a mark-to-market election, the U.S. investor would be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. investor’s holding period for the ADSs or common shares will be treated as excess distributions. Under these special tax rules:

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

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) 50% or more of the value (determined on a quarterly average) of our assets (including cash) is attributable to assets that produce or are held for the production of passive income (which includes cash). The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2014 or any future taxable year. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Consequences.”

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

We expect to continue to depend upon our contractual arrangements with our consolidated affiliated entities and their subsidiaries and their equity holders to operate our advertising business in China due to the PRC regulatory restrictions on foreign investments in our industry. If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) our consolidated affiliated entities or their subsidiaries terminate these contractual arrangements or (iii) our consolidated affiliated entities or their subsidiaries fail to perform their obligations under these contractual arrangements, we would not be able to continue our business operations in China or to derive economic benefits from operations of our consolidated affiliated entities or their subsidiaries, and the value of your ADSs would substantially decrease. Pursuant to the terms of each of (i) the technology and management services agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, (ii) the domain name license agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, (iii) the cooperation agreement entered into on February 22, 2005 between Beijing Eastlong Technology and Beijing Eastlong Advertising, (iv) the supplemental agreement entered into on April 2, 2014 among CDTC, Limin Li, Yanqing Liang and VisionChina Media Group and (v) each of the respective loan agreements, equity pledge agreement and option agreements to which CDTC and Beijing Eastlong Technology, respectively, is party, if CDTC or Beijing Eastlong Technology, as applicable, breaches its representations or warranties or any of the terms of the agreement, then the nondefaulting party, i.e., the relevant consolidated affiliated entity or the shareholders of the relevant consolidated affiliated entity, as applicable, would have the right to terminate the agreement. VisionChina Media Group and Beijing Eastlong Advertising, however, do not have any substantive kick-out rights available to them under any of the contractual arrangements. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate advertising businesses in China.

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

Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, we invest in ventures with local television stations and provide advertising services on our out-of-home digital television networks in the PRC through VisionChina Media Group and Beijing Eastlong Advertising, both PRC legal entities. VisionChina Media Group was established by our co-founders, and Beijing Eastlong Advertising was established by Haifeng Wang and Qijun Men. The paid-in capital of VisionChina Media Group was funded by us or CDTC through a loan extended to the co-founders. CDTC has entered into certain exclusive agreements with VisionChina Media Group, which obligate us to absorb a majority of the risk of loss from VisionChina Media Group’s activities and entitle us to receive a majority of its residual returns. In addition, we, through CDTC, has entered into certain agreements with the two individuals, including a loan agreement for the paid-in capital of VisionChina Media Group described above, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. As provided by these agreements, all raised disputes are subject to PRC court proceedings. Similarly, the paid-in capital of Beijing Eastlong Advertising was funded by Beijing Eastlong Technology, which became our wholly owned subsidiary subsequent to our acquisition of Digital Media Group in 2010, through loans extended to its equity holders. Beijing Eastlong Technology Development Co., Ltd., or Beijing Eastlong Technology has entered into certain exclusive agreements with Beijing Eastlong Advertising, which obligate us to absorb a majority of the risk of loss from Beijing Eastlong Advertising’s activities and entitle us to receive a majority of its residual returns. In addition, Beijing Eastlong Technology has entered into certain agreements with the two individual equity holders, including a loan agreement for the paid-in capital of Beijing Eastlong Advertising described above and an option agreement to acquire the equity interest in Beijing Eastlong Advertising when permitted by the PRC laws and a share pledge agreement for the shares in Beijing Eastlong Advertising held by Qijun Men and Haifeng Wang. As provided by these agreements, all raised disputes are subject to PRC court proceedings. The major difference between binding arbitration and court proceedings in the PRC is that PRC arbitration judgments are binding, enforceable and may not be appealed, whereas the PRC court judgments are subject to appeal to the People’s Court of Appeal. According to the Civil Procedure Laws of the PRC, each party to a dispute in its first trial is entitled to appeal within the statutory time limit, and the court shall hear all appeals once the case is filed in the second instance. Before the appeal is heard, the people’s court of the first trial shall serve copies of the appeal petition on the respondent within five days of receiving an appeal petition, and the respondent shall submit its defense in writing within 15 days of receiving such copies of the appeal petition. Failure by the respondent to submit a defense shall not prevent the case from being tried by the people’s court. In trying an appealed case against a judgment, the people’s court shall make a final judgment within three months of the case being filed in the second instance; in trying an appealed case against an order, the people’s court shall make a final order within 30 days of the case being filed in the second instance. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a detailed description of these contractual arrangements.

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

These contractual arrangements enable us to exercise effective control over VisionChina Media Group and its subsidiaries and receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries for a remaining period of 18 years. If VisionChina Media Group fails to comply with its obligation under the foregoing contractual arrangement, such non-performance may have adverse effect on our financial condition and results of operations. Further, the contractual arrangements enable us to exercise effective control over Beijing Eastlong Advertising and its subsidiaries and receive substantially all of the economic benefits of Beijing Eastlong Advertising and its subsidiaries for a remaining period of 1.2 years. If Beijing Eastlong Advertising fails to comply with its obligation under the foregoing contractual arrangement, such non-performance may have adverse effect on our financial condition and results of operations.

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

Our ongoing litigation with the Former DMG Shareholders may have a material adverse effect on our business and results of operations.

Our Company and its wholly owned subsidiary, Vision Best Limited, filed a summons with notice in the New York Court on December 27, 2010 against the Former DMG Shareholders. The summons with notice alleged that the Former DMG Shareholders (i) engaged in an unlawful scheme to induce us, through false, deceptive, and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme. The summons with notice further alleged that we are owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which we acquired Digital Media Group, or the Merger Agreement. The claims summarized in the summons with notice were set forth in a more detailed complaint we filed on February 2, 2011.

On February 25, 2011, the Former DMG Shareholders filed a countersuit in the New York Court against us. The complaint in that lawsuit alleges that we breached certain agreements related to the Digital Media Group acquisition by (i) declining to make certain installment payments that the Former DMG Shareholders claim they were entitled to receive and (ii) declining to take steps to facilitate the transfer of shares of our stock that the Former DMG Shareholders claim to be entitled to receive in connection with the acquisition of Digital Media Group. The Former DMG Shareholders also seek specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, and permanent and preliminary injunctive relief compelling us to comply with the parties’ agreement. We denied the material allegations of the complaint by the Former DMG Shareholders and asserted a counterclaim for breach of contract arising from the destruction of Digital Media Group’s electronic data prior to delivery to us.

Also on February 25, 2011 the Former DMG Shareholders filed motions against us for various relief. They sought to dismiss most of the claims in our complaint as well as our counterclaim based on destruction of Digital Media Group’s electronic data. They also sought (i) an order of attachment against us in the amount of $30.0 million plus interest, on account of a post-closing payment of that amount which the Former DMG Shareholders alleged to be due, and (ii) an order directing us to transfer assets into the United States to secure a prospective judgment. The Former DMG Shareholders also filed a motion for a preliminary injunction to compel us to remove the restrictive legend on the ordinary shares received by the Former DMG Shareholders in connection with the acquisition of Digital Media Group, and to provide consents or authorizations to convert those shares into freely tradable American Depository Shares.

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits. It granted the motion to dismiss our fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of Digital Media Group’s electronic data. The New York Court denied the Former DMG Shareholders’ motion to dismiss our indemnification claim for not less than US$2,785,633 but granted their motion to attach our assets in the amount of US$30.0 million plus interest, as security in the event the Former DMG Shareholders were successful in their monetary claims against us. The ruling also required the Former DMG Shareholders to file a US$500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment. Finally, the New York Court denied the Former DMG Shareholders’ request to compel us to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

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

On August 13, 2012, the New York State Supreme Court entered an order, or the August 13 Order, directing us and Vision Best Limited, on or before August 21, 2012 to (a) transfer US$60.0 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) deposit US$60.0 million into an escrow account controlled by the Sheriff, or (c) make other arrangements satisfactory to the Former DMG Shareholders in the litigation for security with respect to the final judgment in that amount. We and Vision Best Limited took prompt steps to comply with the August 13 Order and have arranged for the delivery to the Sheriff of more than US$3.2 million in cash denominated in or convertible to U.S. dollars that were held by or for us or our subsidiaries outside the PRC. With respect to funds held within the PRC in Renminbi, any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the SAFE. Accordingly, on August 20, 2012, we applied to the SAFE for such approval, for the transfer of the balance required under the August 13 Order (an amount equivalent to approximately US$56.8 million). However, the SAFE denied the application on August 20,2012.

At same time as taking steps to comply with the August 13 Order to the extent possible, we have also appealed the August 13 Order. We sought a stay of enforcement of the August 13 Order, but that request was denied, first by a single judge of the appellate court on August 17, 2012 and then by a full panel of that court on October 2, 2012. We have perfected the appeal from the August 13 Order.

On October 21, 2012, the Former DMG Shareholders filed a contempt motion in the New York Court against us and Vision Best for failure to transfer US$60.0 million into New York State by August 21, 2012 as directed in the August 13 Order.

On January 7, 2013, the New York Court issued an order of civil contempt against us that we had failed to comply fully with an August 13, 2012 turnover order requiring us to post security in connection with prejudgment orders of attachment totaling US$60 million. The turnover order required us to pay that amount to the New York City Sheriff or enter into an escrow of the funds in the PRC or alternative security arrangement acceptable to plaintiffs. Although we arranged to transfer to the Sheriff most of the assets of its subsidiaries located outside the PRC (almost US$4.5 million), we had advised the judge that it was not able to transfer additional assets held by its PRC subsidiary because of restrictions of the PRC’s State Administration of Foreign Exchange, or the SAFE.

On February 19, 2013 the New York State Supreme Court entered a modified order, or the February 19 Order, adding to the terms of the August 13 Order the alternative provision that we may deposit in escrow, with the Jun He Law Offices as escrow agent, an amount of Chinese currency equivalent to US$60.0 million less the amount currently on deposit of approximately US$4.5 million with the New York City Sheriff’s Office, to be held in escrow until a final judgment in this action or a settlement between the parties resolving the action. However, the Jun He Law Offices have informed the New York Court that they were not willing to serve as escrow agent and we had been advised that any escrow of funds to be held in China pursuant to an agreement that contemplates the possibility of ultimate transfer of Chinese currency outside of China requires approval of SAFE. The contempt sanction was a fine of US$250 plus payment of the plaintiffs’ attorneys’ fees incurred on the contempt application. The plaintiffs’ attorneys’ fee was estimated to be US$282,000 and such amount is fully accrued as of December 31, 2012 and included in accrued expenses and other current liabilities (however, as explained below, the amount actually awarded was US$185,892.31 in plaintiff’s attorney’s fee in addition to a US$250 fine, a total of US$186,142.31). We filed a notice of appeal from that Contempt Order on March 15, 2013.

On May 16, 2013, the New York Court ordered us to pay Former Digital Media Group Shareholders US$250 fine plus plaintiffs’ costs and reasonable attorneys’ fees in the amount of US$185,892.31 within fifteen days.

On June 11, 2013, the Appellate Division, First Department of the Supreme Court of the State of New York entered a Decision and Order, or the Appellate Division Ruling, determining appeals and cross-appeals from rulings by the New York Court.  The Appellate Division Ruling (a) affirmed the New York Court’s order of November 3, 2011 granting the motions of the Former DMG Shareholders to dismiss our claims and counter-claims for fraud, unjust enrichment and declaratory judgment, (b) reversed that part of the New York Court’s order of June 15, 2012 that denied the Former DMG Shareholders’ motion for partial summary judgment on the defense asserted by us to the Former DMG Shareholders’ claims for breach of contract, including the defense based on allegations of intentional destruction of certain electronic data that was to be conveyed as part of the sale of the assets of DMG, and (c) affirmed the New York Court’s denial of the Former DMG Shareholders’ motion to dismiss the breach of contract and indemnity claim asserted by us, seeking an amount not less than US$2,785,633, based on alleged inaccuracies in the representations and warranties within the Merger Agreement.

With respect to the orders entered by the New York Court regarding the attachment of our assets, the Appellate Division Ruling (d) reversed the New York Court’s order entered on November 4, 2011, granting the motion by the Former DMG Shareholders for pre-judgment attachment of our assets, (e) reversed the New York Court’s order entered on June 15, 2012, granting the motion by the Former DMG Shareholders to confirm the two ex parte orders of attachment they previously obtained in the aggregate amount of $60 million, or the Attachment Orders, and (f) reversed the New York Court’s order entered on August 13, 2012, granting the motion of the Former DMG Shareholders’ to compel us to transfer $60 million into New York pursuant to the Attachment Orders.

Neither we nor the Former DMG Shareholders sought leave to appeal the Appellate Division Ruling, which therefore became final.  On July 15, 2013, the New York Court entered an order requested by the Former DMG Shareholders granting summary judgment on two of their causes of action in the amount of $60 million plus interest and certain costs and permitting execution on such judgment.  On July 26, 2013, the Clerk of the New York Court entered judgment in favor of the Former DMG Shareholders pursuant to the July 15, 2013 order, directing that they shall recover from us the sum of $71,800,047 and have execution thereof, or the New York Judgment.

On July 29, 2013, proceedings were begun in the Cayman Islands against us for the enforcement of the New York Judgment entered on July 26, 2013, or the Cayman Islands Proceedings. and we have received a writ of summons.

On August 22, 2013, Former Digital Media Group Shareholders sought an order from the New York Court directing the Sheriff to pay to them the amount awarded on the contempt motion.  On September 10, 2013, the New York Court entered an order directing the Sheriff to pay Former Digital Media Group Shareholders the amount awarded on their contempt motion, and on September 25, 2013, the Sheriff disbursed funds to Former Digital Media Group Shareholders in the amount of $186,142.

On October 21, 2013, we appeared before the New York Court and put a stipulation on the record, approved by the Court, agreeing to a continuation of the temporary stay entered by the New York Court on July 29, 2013, prohibiting the Sheriff from disbursing any additional funds held by him in escrow pending an application by Former Digital Media Group Shareholders for such disbursement upon notice to us.  At that same court appearance, we voluntarily withdrew without prejudice its application to enforce the Appellate Division Ruling and to compel the return of remaining funds held by the Sheriff.

On February 14, 2014, we stipulated to the withdrawal of all appeals in that action pending before the Appellate Division.  The stipulation was transmitted to the New York Court on February 19, 2014.

As of December 31, 2013, the Sheriff held $4.5 million, pursuant to the August 13 Order, in an interest-bearing account.  The amount includes the principal sum transferred by us and accrued interest.  Such amount is included in the restricted cash on the consolidated balance sheets as of December 31, 2012 and 2013.

As a result of the above litigation, penalty interest on the overdue payable of $3,375,000, $5,993,145 and $2,149,903 are recognized during the years ended December 31, 2011, 2012 and 2013, respectively.

                                                As of December 31, 2013, consideration payable of $75,800,047 (including $11,800,047 accrued penalty interest on the overdue consideration payable) is recorded by us and it is the management’s best estimate of the consideration required to settle the litigation with the Former DMG Shareholders.

On April 30, 2014, we entered into the Settlement Arrangement with the Former DMG Shareholders to settle this litigation.

The audit report included in this annual report was prepared by auditors that are not inspected by Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.

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

Proceedings instituted by the SEC against five Mainland China -based accounting firms, including the affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Mainland Chinese affiliates of the ‘‘big four’’ accounting firms, (including the Mainland affiliate of our auditors). and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in Mainland China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings affect equally all audit firms based in Mainland China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms in Mainland China should be barred from practicing before the Commission for six months.  Although, the principal auditor of our financial statements is Deloitte Touche Tohmatsu in Hong Kong which is not subject to the proceedings or the Initial Decision, our auditors use their Mainland affiliate to assist in the auditing of the Mainland China components of our operations.  However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision and determine whether there has been any violation and, if so, the appropriate remedy to be placed on those audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major Mainland China operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

Before the EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zones in the PRC, CDTC and VisionChina Media Group were allowed to enjoy a preferential tax rate of 15%, and pursuant to the requirement of the EIT Law, continue to enjoy the lower rate and gradually transition to the new tax rate within five years from 2008 to 2012. VisionChina Media Group’s sales branches located in various cities in the PRC are subject to enterprise income tax at standard rate of 25% under the EIT Law. Furthermore, in November 2008, VisionChina Media Group was recognized as “new and high technology enterprises strongly supported by the state” and is entitled to a preferential tax rate of 15% for 2009 and 2010. In October 2011, VisionChina Media Group obtained the approval from the government authorities to be recognized as a state-encouraged high-new technology enterprise in 2011, 2012 and 2013, and is entitled to a preferential tax rate of 15% in these three years, subject to tax authority approval at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the years of 2010, 2011 and 2012, and 25% in 2013, respectively. Furthermore, one of our operating consolidated affiliated entities in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009 and reduced tax rate of 7.5%, 7.5%, 7.5% and 15% in 2010, 2011, 2012 and 2013. Notwithstanding the standard statutory tax rate of 25%, in 2011, under the direction of the relevant in-charge tax authority, one of our operating consolidated affiliated entities, Jiangxi Huashi Media Advertising Co., Ltd., or Jiangxi Huashi, applied a deemed-profit-rate method for its annual tax filings in 2011. Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues. An additional amount of US$0.1 million would otherwise have been payable if deemed-profit-rate method is not allowed for the year ended December 31, 2013. However, we cannot assure you that our PRC operating subsidiary and consolidated affiliated entities will continue to receive preferential tax treatments in the future. Any further legislative changes to the tax laws and or regulations could in future years by applicable authorities and become subject our PRC operating subsidiary and consolidated affiliated entities to increased income tax rates. Any increase in the enterprise income tax rate applicable to our operating subsidiary and consolidated affiliated entities in the PRC would decrease our net income and materially and adversely affect our financial condition and results of operations.

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

Also, on April 22, 2009, the State Administration of Tax, or the SAT, issued a Tax Circular, Guoshuifa [2009] No. 82, Notice on the Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the Place of Effective Management Criteria, or Circular 82, with retrospective effect from 1 January 2008. According to Circular 82, any enterprise established under the law of a country or region other than the PRC but whose main investor is a PRC enterprise or Group shall be recognized as a resident enterprise for PRC tax purposes if all the following criteria are met: (i) the senior executives responsible for its daily production or business operations and the place where such responsibilities are carried out are mainly located in China; (ii) decisions about its finances (such as borrowing, lending, financing and managing financial risk) and human resources (such as staff recruitment, termination, and remuneration policies) are made or approved by organizations or individuals located in China; (iii) its major properties, accounting books and records, company seal, board minutes and resolutions, shareholders’ meeting minutes, etc. are kept in China; and (iv) 50% or more of its voting directors or its senior executives habitually reside in China. The principle of “substance over form” applies when determining the place of effective management. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue.

Our board of directors holds regular meetings and makes most of the significant operational, investment, financing and human resources decisions outside of the PRC. In addition, our senior management regularly spends time outside of the PRC developing and managing investor relations. As such, we believe that the de facto management body of us is located outside of the PRC, and, accordingly, we believe the risk of being recognized as a PRC resident enterprise under the EIT Law is low. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our results of operations.

For the year ended December 31, 2011, 2012 and 2013, our legal entities organized outside of the PRC incurred losses. Therefore, even if our legal entities organized outside of the PRC are treated as PRC residents for purpose of the new EIT law, our management believes there was no material impact on our results of operations.

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

The PRC National People’s Congress enacted the Labor Contract Law which was promulgated on June 29, 2007 and became effective on January 1, 2008, and the amendment to the Labor Contract Law which was promulgated on 28 December, 2012 and became effective on July 1, 2013, or the Labor Contract Law Amendment. The Labor Contract Law and the Labor Contract Law Amendment formalize workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law and the Labor Contract Law Amendment require the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law and the Labor Contract Law Amendment will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law and the Labor Contract Law Amendment may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and the Labor Contract Law Amendment may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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

•                  conversion of convertible notes held by the Former DMG Shareholders.

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

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2013, we had 101,560,744 common shares outstanding, including 68,074,225 common shares represented by 3,403,711 ADSs. Sales of our common shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs. In addition, certain of our shareholders or their transferees and assignees have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

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

In October 2009, we entered into an agreement (which was amended and restated in November 2009) to acquire Digital Media Group, which was completed in January 2010. The total consideration of US$160 million (or US$167 million based on the fair value of the total consideration on the acquisition date in January 2010) is payable in three installments over two years in cash and shares. In November 2009, we deposited the initial installment of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan relating to our acquisition of Digital Media Group. The second installment of US$30 million should be paid on the first anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in the form of cash or shares at the option of the eligible Former Digital Media Group Shareholders. The number of our ordinary shares representing the share consideration of the second installment shall be equal to the quotient of US$10 million divided by the higher of (A) 125% of US$7.0788, or the Initial Conversion Price, and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) two day prior to the payment date. The third installment of US$30 million should be paid on the second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible Former DMG Shareholders. The number of our ordinary shares representing the share consideration of the third installment shall be equal to the quotient of US$10 million divided by the higher of (A) 150% of the Initial Conversion Price and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) one day prior to the payment date. The second and third installments totaling US$60 million remain unpaid as of December 31, 2013 as a result of our lawsuit against the Former DMG Shareholders. On April 30, 2014, we entered into the Settlement Arrangement, with the Former DMG Shareholders. Under the Settlement Arrangement, we and Former DMG Shareholders agreed to discontinue the pending litigation in connection to the acquisition of Digital Media Group in New York, United States and Cayman Island with customary closing conditions. We agreed to settle the unpaid acquisition consideration by a combination of an upfront payment of US$12 million in cash and issuance of interest-bearing convertible notes of US$58 million to the Former DMG Shareholders upon closing.

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

On December 30, 2010, in order to offer integrated media solutions and greater media value to advertisers, we entered into a securities purchase agreement with Focus Media Holding Limited, or Focus Media, China’s largest lifestyle community digital out-of-home media company; Front Lead Investments Limited, or Front Lead; and JJ Media Investment Holding Limited, or JJ Media. Pursuant to this agreement, Focus Media, Front Lead and JJ Media purchased 15,331,305, 1,022,087 and 1,022,087, respectively, of our newly issued common shares at a price of US$3.979 per share, equivalent to US$3.979 per ADS. Upon the consummation of these transactions, Front Lead and Focus Media owned approximately 17.2% and 15%, respectively, of our outstanding common shares. In connection with these transactions, we also entered into a shareholders agreement and a registration rights agreement with Front Lead, Focus Media and JJ Media on January 13, 2011. We received net proceeds of US$69.0 million from these transactions.

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

Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group and Beijing Eastlong Advertising. While we do not have any equity interests in the operating entities in China, our relationships with VisionChina Media Group, Beijing Eastlong Advertising and their respective equity holders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from both VisionChina Media Group and Beijing Eastlong Advertising (for the contractual arrangements See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries” on pages 98 and 99. Accordingly, we treat VisionChina Media Group and Beijing Eastlong Advertising as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. All our revenues are derived from VisionChina Media Group for the year ended December 31, 2009. After we completed the acquisition of Digital Media Group in January 2010, Beijing Eastlong Advertising became our consolidated variable interest entity, and substantially all our revenues for the years ended December 31, 2010 and 2011 are derived from VisionChina Media Group and Beijing Eastlong Advertising. Our assets and those of our subsidiaries mainly include cash, accounts receivables, plant and equipment, intangible assets, investment in consolidated variable interest entities and investments under cost method. The revenues generated by us and our subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements to which CDTC and Beijing Eastlong Advertising are parties, are primarily derived from (1) sales of Passenger Information and Direction Systems, which display information about the subway trains and advertising, to various subway companies in the PRC; (2) sales of equipment used for mobile digital television systems on mass transit systems; and (3) advertising revenue on advertising platforms located outside of the PRC. In the fiscal years ended December 31, 2011, 2012 and 2013, we and our subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 1.7%, 0.7% and 1.5%, respectively, of our total consolidated net revenues derived from third parties and non-consolidated affiliates. As of December 31, 2011, 2012 and 2013, we and our subsidiaries accounted for an aggregate of 19.8%, 22.6% and 20.7%, respectively, of our total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

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

Our principal executive offices are located at 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, People’s Republic of China. Our telephone number at this address is (86 755) 8293-2222 and our fax number is (86 755) 8298-1111. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands, and British West Indies. Our principal website is www.visionchina.cn. The information contained on our website is not a part of this annual report.

Principal Capital Expenditures

We had capital expenditures of US$2.3 million, US$1.8 million and US$1.5 million for the years ended December 31, 2011, 2012 and 2013, respectively. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network. The digital television displays we acquired have an estimated useful life of five years. As of December 31, 2013, the estimated average remaining useful life of our digital television displays is approximately 3.5 years. We believe our existing digital television displays, with cost value of US$23.0 million as of December 31, 2013, will not become technologically obsolete before the end of their respective useful lives. Therefore we do not expect significant capital expenditure for replacement of digital television displays in 2014. Our capital expenditures are primarily funded by proceeds from issuance of our common shares and proceeds from bank loans for the years ended December 31, 2011, 2012 and 2013. We expect our capital expenditures in 2014 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network and in preparation of replacing our digital television displays. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.

In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.

B.                                    Business Overview

Overview

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through our consolidated affiliated entities. Our relationships with our consolidated affiliated entities and their shareholders are governed by a series of contractual arrangements that allow us to effectively control, and derive substantially all of the economic benefits from, our consolidated affiliated entities. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and in subway trains and subway platforms that receive mobile digital television broadcasts of real-time content and advertising. We also operate various closed-circuit advertising digital displays in certain subway platforms and subway trains in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin. As of December 31, 2013, our network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 111,163 digital displays. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements pursuant to the demands of our clients. According to the public announcements released by subway companies and local governments, we expect there will be 69 new subway lines commencing operation in 24 cities throughout the PRC during 2010 to 2014.

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

We principally derive revenues by selling advertising time during breaks in between the programs and certain informercials on our network and supplemental subway advertising platform. In addition, we have the ability to sell soft advertising time embedded in the programs. We charge our advertising clients by the broadcasting time of the advertisement in each city where they want to place their advertisement. We divide our cities into different price categories based on a variety of factors, including the number of installed displays, population, demand and consumer purchasing power.

We also vary pricing based on the time of day when an advertisement is broadcasted, with higher prices typically during the morning and evening commute periods.

As of December 31, 2013, we use the following business models for our advertising operations in China:

•                  Exclusive agency model refers to our arrangements, with terms ranging up to 12 years, in 19 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Chongqing, Dalian, Guangzhou, Nanjing, Ningbo, Shenyang, Shenzhen, Suzhou, Taiyuan, Tianjin, Wuhan, Wuxi, Xiamen and Zhengzhou. We have entered into an exclusive advertising agency agreement with the partner local mobile digital television company or local subway authority in 10 cities, namely Beijing, Changchun, Changsha, Chengdu,  Guangzhou, Nanjing, Ningbo,  Shenyang, Taiyuan and Wuhan, that typically give us the exclusive right to sell all of the advertising time on our local partner’s mobile digital television network located on buses or subways. Our exclusive agency arrangements in Changzhou, Dalian, Suzhou, Wuxi, Xiamen and Zhengzhou that give us the exclusive right to sell a portion of the advertising time do not include sales of advertising time to local advertisers within each respective city. For our supplemental subway advertising operations, we have also entered into exclusive advertising agency agreements with the partner subway authority or partner local mobile digital television company in subway trains and platforms in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin.

•                  Direct investment model refers to our arrangements in 11 cities, among which we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a noncontrolling equity interest, as well as our arrangement in one city, among which we and a partner local subway authority, or its affiliate, have formed a joint-owned subway television operating company in which we hold a noncontrolling equity interest. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this annual report. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In the majority of our direct investment cities, such as Changchun, Changzhou, Chengdu, Chongqing, Dalian, Ningbo, Suzhou, Wuhan , Wuxi and Zhengzhou, we have also entered into an exclusive agency agreement with our direct investment entities to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time at commercial prices from our direct investment entities and resell them to our advertising clients.

•                  Outreach agency model refers to our operations in other cities where we purchase advertising time from an existing mobile digital television company or other advertising service providers outside of our network, either directly or through an agent at the request of our clients. This model works in conjunction with our network arrangements to extend the reach of our advertising operations to cover substantially all of the major advertising markets in China. As of December 31, 2013, we had advertising time purchase agreement with 57 companies providing mobile digital television advertising on buses business and 8 companies providing mobile digital television advertising in subway trains business.

Through December 31, 2013, 871 advertisers had purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an advertising agent. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent. Our top three brand name advertisers, Yihai Kerry, McDonalds and Wrigley in aggregate accounted for approximately 15.9% of our advertising service revenue for the year ended December 31, 2013. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network. We generated advertising service revenue of US$103.1 million in 2013, US$114.7 million in 2012 and US$179.4 million in 2011, respectively. We incurred net loss attributable to our shareholders of US$23.7 million in 2013, US$246.4 million in 2012 and US$12.5 million in 2011, respectively. The net loss attributable to our shareholders in 2012 was primarily due to non-cash impairment charges totaling US$178.8 million we recorded as a result of the write-off of goodwill and intangible assets in connection with Digital Media Group we acquired in January 2010.

Our Advertising Network

As of March 31, 2014, our network and supplemental subway advertising platform covered 19 cities in China. The following map and tables illustrate the geographic scope of our mobile digital television advertising network and supplemental subway advertising platform as of March 31, 2014:

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency	Direct Investment
Beijing Bus	Ö
Beijing (four subway lines)(1)	Ö
Changchun	Ö	Ö
Changsha	Ö
Changzhou(2)	Ö	Ö
Chengdu	Ö	Ö
Dalian(3)	Ö	Ö
Guangzhou	Ö
Nanjing	Ö
Nanjing (Line 1 of the Nanjing subway)	Ö
Ningbo	Ö	Ö
Shenyang	Ö
Suzhou(4)	Ö	Ö
Taiyuan	Ö
Wuhan	Ö	Ö
Wuxi(5)	Ö	Ö
Xiamen(6)	Ö
Zhengzhou (7)	Ö	Ö

(1)   Our exclusive agency arrangements in the Beijing subway give us the exclusive right to sell all the advertising time on the mobile digital television network in 4 lines of the Beijing subway (Line 1, Line 2,  Line 13 and the Batong Line ) from August 1, 2010 to July 31, 2015. We terminated the exclusive agreement for Line 5, Line 10 and the Olympic Line of the Beijing Subway from April 1, 2012.

(2)   Our exclusive agency arrangement in Changzhou gives us the exclusive right to sell a portion of the advertising time on Changzhou’s mobile digital television network to advertisers excluding those from Changzhou 2017.

(3)   Our exclusive agency arrangement in Dalian gives us the exclusive right to sell a portion of the advertising time on Dalian’s mobile digital television network to advertisers excluding those from Dalian from November 1, 2012 to October 30, 2015.

(4)   Our exclusive agency arrangement in Suzhou gives us the exclusive right to sell a portion of the advertising time on Suzhou’s mobile digital television network, excluding sales of advertising time to advertisers from Suzhou.

(5)   Our exclusive agency arrangement in Wuxi gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Wuxi.

(6)   Our exclusive agency agreements  in Xiamen give us the exclusive rights to sell a portion of the advertising time on Xiamen’s mobile television network to advertisers excluding those from Xiamen.

(7)   Our exclusive agency agreements in Zhengzhou give us the exclusive rights to sell a portion of the advertising time on Zhengzhou’s mobile television network from January 1, 2013 to December 31, 2015, excluding sales of advertising time to advertisers from Zhengzhou.

Our exclusive advertising agency arrangement in Shanghai subway, which was acquired through our acquisition of Digital Media Group, gave us the exclusive right to sell all of the advertising time on the mobile digital television network in 13 Lines of the Shanghai subway from January 2, 2010. We terminated the exclusive advertising agency agreement in Shanghai for 13 lines from September 1, 2012.

Our Supplemental Subway Advertising Platform Cities	Exclusive Agency	Direct Investment
Beijing (two subway lines)(1)	Ö
Chongqing(2)	Ö	Ö
Guangzhou(2)	Ö
Shenzhen (Line 4 of the Shenzhen subway)(3)	Ö
Shenzhen (three subway lines)(4)	Ö
Tianjin	Ö
Nanjing (Line 2 and southern extended line of Line 1)(5)	Ö

(1)   Our exclusive agency arrangement in Beijing on our supplemental subway advertising platform gives us the exclusive right to sell all of the advertising time on the television platform in subway Line 4 and Daxing Line of the Beijing subway.

(2)   Our arrangements in Chongqing, give our direct investment entity the exclusive right to sell all of the advertising time on the television platform in Chongqing’s Light Rail Lines 1, 2 and 3. Our direct investment entity also entered into an exclusive arrangement with us in April 2011 which gives us the exclusive right to sell all of the advertising time on the television platform in Chongqing’s Light Rail Line 2.

(3)   Our exclusive agency arrangement in Shenzhen Line 4 gives us the exclusive right to sell all the advertising time on the television platform in Line 4 of the Shenzhen subway.

(4)   In March 2011, we signed an exclusive agency arrangement with Shenzhen subway, which gives us the exclusive right to sell all the advertising time in subway platforms in Line 1, and in subway platforms and subway trains in Line 2 and Line 5 from July 1, 2011 to June 30, 2016.

(5)   Our exclusive agency arrangements in Nanjing give us the exclusive right to sell all of the advertising time on the television platform in Line 2 and in the southern extended line of Line 1 of the Nanjin subway for a period of ten years starting from May 28, 2010.

Our mobile digital television advertising network and supplemental subway advertising platform include digital displays installed in the mass transportation systems in 19 cities around China as of December 31, 2013. Those digital television displays in our mobile digital television advertising network receive real-time programs broadcast by the local television stations on the mobile digital television frequencies. The digital television screens in our supplemental subway advertising platform receive programming transmitted through closed circuit digital networks. As of December 31, 2013, our mobile digital television advertising network and supplemental subway advertising platform consisted of approximately 111,163 digital displays.

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

Our Advertising Network and Supplemental Subway Platforms

We conduct our mobile digital television advertising operations under the following three contractual arrangements:

Our Exclusive Agency Cities

As of December 31, 2013, we operated our advertising network under the exclusive agency model in 16 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Dalian, Guangzhou, Nanjing, Ningbo,  Shenyang, Suzhou, Taiyuan, Wuhan, Wuxi, Xiamen and Zhengzhou.

Under our exclusive agency model, we enter into an exclusive agreement with the local mobile digital television company or the partner subway authority to become the exclusive advertising agent for that network. Our exclusive agency arrangements in Changzhou, Dalian, Suzhou, Wuxi, Xiamen,Ningbo, Taiyuan and Zhengzhou, which give us the exclusive right to sell a portion of the advertising time on the mobile digital television network in that city, does not include sales of advertising time to local advertisers from Changzhou, Dalian, Suzhou, Wuxi, Xiamen,Ningbo, Taiyuan and Zhengzhou, respectively.

For our supplemental subway advertising operations, as of December 31, 2013, we have also entered into exclusive agency agreements with the partner subway authority or partner local mobile digital television company in subway trains and platforms in Beijing, Chongqing, Guangzhou, Nanjing, Shenzhen and Tianjin.

Our advertising network and supplemental subway advertising platform operating under the exclusive agency model in Beijing, Guangzhou and Shenzhen in aggregate accounted for approximately 60.8% of our advertising service revenue for the year ended December 31, 2013. We entered into exclusive agency agreements with (1) Beijing Beiguang Media Mobile Television Co., Ltd. on October 13, 2006 for a term of ten years and seven months (2) Guangzhou Zhujiang Mobile Multimedia Information Co., Ltd. on July 26, 2007 for a term of eight years, (3) Shenzhen Metro Group Company Limited on March 15, 2011 for a term of five years and (4) MTR (Shenzhen) Company Limited on April 21, 2010 for a term of seven years.

As of December 31, 2013, according to the typical terms of the exclusive agency agreements:

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

Our Direct Investment Cities

As of December 31, 2013, we operated our mobile digital television advertising network under the direct investment model in 9 cities: Changchun, Changzhou, Chengdu, Dalian, Ningbo, Suzhou, Wuhan, Wuxi and Zhengzhou. We also operated our supplemental subway advertising platform under direct investment model in Chongqing. In these 10 cities, in addition to the primary installations of digital television displays on buses, subway platforms or subway trains, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Changchun, Dalian, Suzhou, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with the local television station or subway company authorized to operate the digital television network or supplemental subway advertising platforms in that city. Due to regulatory considerations, we typically own 49% of the direct investment entity and our partner owns the other 51%, but in Shenzhen and Wuxi we own 25% and 14%, respectively. Other than the arrangement in our direct investment entities in Shenzhen and Wuxi, the remaining ten direct investment agreements usually contain the following provisions:

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

Advertising Clients, Sales and Marketing

Our Advertising Clients

The quality and broad geographic coverage of our mobile digital television advertising network has attracted a broad base of international and domestic advertisers. Since our inception, 871 advertisers have purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an agent as of December 31, 2013. We regularly work together with some of the largest global advertising agencies, or 4A agencies, to place advertisements for their clients. We have the ability to place a client’s advertisements in one or more cities, both within and beyond our network, according to their demands. As of December 31, 2013, we have placed advertisements in over 70 cities across China. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts. Our top three brand name advertisers, Yihai Kerry,  McDonalds and Wrigley in aggregate accounted for approximately 15.9% of our advertising service revenue for the year ended December 31, 2013. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network.

The following table sets forth a breakdown of our advertisers by industry for the year ended December 31, 2013:

Industry	% of total advertising service revenues
Food, Beverage, Restaurants, Wines and Spirits	48.9%
Pharmaceutical and Nutritional Supplements	9.3%
Household Products	4.9%
IT and Internet (1)	12.0%
Fashion and Accessories	1.9%
Electronics and Digital Products	1.9%
Tourism	6.2%
Others	14.9%

(1)   The advertising service revenues for IT and Internet includes the revenues generated from the industry of online gaming, which accounted for 3% of the total advertising service revenues.

Sales and Marketing

As of December 31, 2013, we employed an experienced advertising sales force of 372 employees. We also engaged consultants to assist our marketing efforts. In addition to our direct sales force, we also sell our advertising time through third party advertising agencies such as the 4A agencies. We provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about our services, the advantages of using our mobile digital television advertising network as a marketing channel and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions. We believe that our regional coverage teams provide quality service for our advertisers and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends. We also market our advertising services from time to time by placing advertisements on our own network.

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

Intellectual Property

Our intellectual property consists of our brand, trademarks and design patents related to some of the equipment. As of December 31, 2013, we held seven patents and copyrights issued in the PRC.

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

Foreign investments in television content production

According to the Catalogue of Foreign Investment Industries, amended on December 24, 2011 and became effective on January 30, 2012, foreign investors are prohibited from owning equity interests in companies that are engaged in producing radio and TV programs or drama series.

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

Mobile digital television

On March 17, 2014, the PRC State Administration of Press, Publication, Radio, Film and Television, or SARFT, promulgated the Notice Concerning Regulating Development of Mobile Digital Television, or the March 2014 Notice. The March 2014 Notice regulates mobile digital television operations and mainly consists of the following provisions:

•      mobile digital television business shall be operated by municipal or provincial radio and television stations, and satisfy the following requirements :

•      the mobile digital television operations shall comply with the overall plan and layout of mobile digital television determined by SARFT;

•      mobile digital television operations shall be conducted in cities of a relatively high level of economic and social development, which should be with no less than 2,000 buses in total, or with subway or light railway transportation system;

•      the equity fund, equipments, worksite and professional personnel required for the operations of mobile digital television shall be in line with the relevant business scale;

•      there shall be a sound system in place for the review, broadcasting and monitoring of programs on mobile digital television;

•      the business operator shall have program resources which are in compliance with relevant state regulations and in line with its business scale;

•      the technical system shall meet the industrial and technical standards required by the relevant state regulations;

•      permit of radio and television program transmission shall be obtained for the integrated signal transmission platform which shall be regulated by SARFT and be qualified with;

•      mobile digital television operations that are newly conducted after the March 2014 Notice shall obtain approval of SARFT;

•      mobile digital television operations shall comply with Measures of Administration of Advertisement Broadcasting of Radio and Television promulgated by SARFT, including restrictions on total advertising time, frequency, content and format of advertisements;

•      the national digital mobile television standards have been established and all mobile digital television operations shall comply with such national standards; and

•      the Notice Concerning Experimental Mobil Digital Television previously promulgated by SARFT, or the March 2006 Notice, has been repealed from the date of March 17, 2014.

                These regulations apply directly to our local mobile digital television operating partners because they are in the business of operating mobile digital television networks. SARFT and its local branches have the authority to order any mobile digital television operators who have violated the March 2014 Notice or other applicable laws or regulations to stop operating their mobile digital television networks.

SARFT or its local branches may order any of our local operating partners to stop their operations. If any of our local operating partners is ordered to stop their mobile digital television operations, we may not be able to continue our advertising business in the affected city through other media or channels at acceptable costs, or at all. In which case, our business, financial condition and results of operations would be materially and adversely affected.

The March 2014 Notice also provides that the local SARFT branches have the authority to order any mobile digital television operators who have violated the March 2014 Notice to rectify or stop operating their mobile digital television networks. We believe the March 2014 Notice applies to the mobile digital television operations by our local operating partners.

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

The PRC EIT Law became effective on January 1, 2008. Under the EIT Law and the implementation regulations under the EIT Law issued by the PRC State Council, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable before the end of December 2007, a two-year exemption from the enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the enterprise income tax rate of CDTC is 20%, 22%, 24%, 25% and 25% in the years of 2009, 2010, 2011, 2012 and 2013, respectively. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the state” in November 2008 and, as a result, was subject to an enterprise income tax rate of 15% for 2009 and 2010. In addition, VisionChina Media Group obtained the approval from the government authority in October 2011 to be recognized as a state-encouraged high-new technology enterprise and is therefore entitled to a preferential tax rate of 15% for a three-year period from 2011 to 2013, subject to tax authority approval at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15%, 15%, 15% and 25% in the year of 2010, 2011, 2012 and 2013, respectively. One of our operating consolidated affiliated entities established in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for 2008 and 2009, and reduced tax rate of 7.5% for the years ended December 31, 2010, 2011 and 2012. In addition, Luzhou Huashi obtained the approval from the government authority in 2013 to be recognized as an enterprise in an encouraged industry established in western China and is therefore entitled to a preferential tax rate of 15% for a seven-year period from 2013 to 2020. Notwithstanding the standard statutory tax rate of 25%, in 2011, under the direction of the relevant in-charge tax authority, one of our operating consolidated affiliated entities, Jiangxi Huashi, applied a deemed-profit-rate method for its annual tax filings in 2011. Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues. An additional amount of US$0.1 million would otherwise have been payable if deemed-profit-rate method is not allowed for the year ended December 31, 2013.

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

Before January 1, 2012, our advertising revenues were subject to business tax. The PRC government implemented a the VAT Tax Reform which replaced the business tax with VAT on selected sectors including the advertising sector, in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012 and in Shenzhen effective November 1, 2012. Commencing August 1, 2013, the VAT Tax Reform expanded to all regions in the PRC. With the adoption of the VAT Tax Reform, the VAT rate on our advertising revenues applicable to the subsidiaries and consolidated variable interest entities is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

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

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in 2013, the Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and the Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, PRC subsidiaries, including wholly foreign owned enterprises, or WFOEs, and domestic companies in China, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, PRC subsidiaries and consolidated affiliates, including WFOEs and domestic companies, are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory capital reserve fund until the cumulative amount of such reserve reaches 50% of their respective registered capital. These reserves are not distributable as cash dividends.

C.                                    Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of March 31, 2014.

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

A.                                    Operating Results

Overview

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. As of December 31, 2013, our mobile digital television advertising network consists primarily of our digital television displays installed on buses and subways. As of December 31, 2013, our mobile digital television advertising network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 111,163 digital displays. We derive revenues by selling advertising time on our network and our supplemental subway advertising platform and from sales of advertising equipment to our direct investment entities.

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

As we continue to expand our network, we expect to face a number of challenges. Entering into a new market requires us to develop a contractual relationship with the local television station or its mobile digital television affiliate, so expansion into new cities may require an extended amount of time. To the extent we expand our network beyond mass transportation systems, we may compete directly with other companies that have already occupied many of the most desirable locations in China’s major cities. In addition, we must react to continuing technological innovations in our industry and changes in the regulatory environment. In connection with the required compliance with the National Standard for mobile digital television, our direct investment entities and our local operating partners will need to upgrade the digital television displays in their networks to conform to the National Standard. Currently, we cannot accurately estimate the amount and timing of capital expenditures required to migrate to the National Standard. We have implemented a number of measures to address these anticipated challenges: (i) we had a special team of 9 employees as of December 31, 2013 that focuses on business development and expansion of our network; (ii) our management maintains an active dialogue with the relevant regulatory authorities to stay abreast of new developments and ensure compliance with all current laws and regulations; and (iii) we purchase digital television displays and other related equipment with easily upgradable components to minimize the capital expenditures required to upgrade our network in response to technological or regulatory changes in our industry.

Revenues

We had total revenues of US$181.2 million, US$115.7 million and US$104.7 million for the years ended December 31, 2011, 2012 and 2013, respectively. We generate revenues from the sales of advertising time both on our mobile digital television advertising network and on our supplemental subway advertising platform. We principally derive our advertising service revenue from sales of advertising time between the programs and certain informercials, and we also have generated revenues from sales of our digital television displays to our local operating partners, which we refer to as our advertising equipment revenue. The following table sets forth a breakdown of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advertising Service revenue	179,415,668	99.0	114,741,386	99.2	103,117,293	98.4
Advertising Equipment Revenue	1,778,682	1.0	926,464	0.8	1,624,055	1.6
Total	181,194,350	100.0	115,667,850	100.0	104,741,348	100.0

Advertising Service Revenue

We derive the majority of our advertising service revenue from the sales of advertising time between the programs on our mobile digital television advertising network. Starting in 2007, we also generated some of our advertising service revenue from sales of advertising time on our mobile digital television advertising network in Beijing and our supplemental subway advertising platform in certain subway platforms and subway trains in Guangzhou and subway platforms in Shenzhen. Revenue from subway-related advertising sales in total accounted for 54.6%, 52.3% and 48.3% of our advertising service revenue in 2011, 2012 and 2013. Our advertising service revenue accounted for 99.0%, 99.2% and 98.4% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT on selected sectors including the advertising sector, in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012 and in Shenzhen effective November 1, 2012. The VAT reform program has expanded to all PRC regions commencing August 1, 2013. The VAT rate applicable to the subsidiaries and consolidated variable interest entities of our group is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

We typically sign advertising contracts with our advertising clients that require us to place the advertisements on our network in specific cities for specified periods. We recognize revenues as the advertisement airs over the contractual term based on the schedule agreed upon with the customer.

Even though we believe that the regulation regarding registration with the SAIC for outdoor advertisements and the regulation issued by the SARFT restricting advertising time do not apply to us, substantially all of our revenues would be impacted if the SAIC or SARFT determine that such regulations apply to us and impose regulatory sanctions on us. For example, none of our local operating partners are currently registered with the SAIC, so substantially all of our revenues could be affected if the SAIC determines that registration was necessary and decides to take regulatory actions. While we currently sell approximately 12% of total broadcasting time each day, if the SARFT determines that the 20% regulatory limitation on the number of advertising minutes applies to us, our business and results of operations could be materially and adversely affected as it would limit our potential revenues, while our media costs would continue to increase. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry— If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.”

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

Advertising Equipment Revenue

We derived a portion of our total revenues from the sales of digital television displays or passenger information and direction system, or PIDS, to certain of our local operating partners, including our direct investment entities. We record these revenues as advertising equipment revenue. We source digital television displays and related equipment from third-party suppliers and sell them to our direct investment entities in order to ensure consistent quality of the equipment used in our network and achieve cost efficiency for our local operating partners. Our advertising equipment revenue represented 1.0%, 0.8% and 1.6% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We generally set the price of our advertising equipment at the unit procurement cost plus an additional markup. Since sales of equipment in China require the payment of the value added tax, or VAT, equal to 17%, we record our advertising equipment revenue excluding the VAT payments. We expect that advertising equipment revenue in future periods will not constitute a significant portion of our total revenues because we expect our advertising service revenue to grow faster than our advertising equipment revenue.

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

	For the Year Ended December 31,
	2011		2012		2013
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total Revenues	181,194,350	100.0	115,667,850	100.0	104,741,348	100.0
Cost of revenues:
Advertising service cost	127,057,954	70.1	121,374,431	104.9	90,310,455	86.2
Advertising equipment cost	1,494,027	0.8	345,291	0.3	513,095	0.5
Total cost of revenues	128,551,981	70.9	121,719,722	105.2	90,823,550	86.7
Gross profit (loss)	52,642,369	29.1	(6,501,872)	(5.2)	13,917,798	13.3

Advertising Service Cost

Our cost of revenues related to the offering of our advertising services consists of media costs, depreciation, business taxes and surcharges, amortization of intangible assets and other operating costs.

Media Costs. Our media costs represented the largest component of our cost of revenues and accounted for approximately 56.9%, 83.9% and 69.6% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Our media costs primarily consist of:

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

Depreciation. Depreciation for our digital television displays accounted for 2.2%, 3.5% and 3.3% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Our depreciation expense only consists of depreciation for the displays directly owned by us but not the displays owned by our direct investment entities. Generally, we capitalize the acquisition cost of our digital television displays and recognize depreciation on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation include the number of digital television displays in our network, the unit cost of each of our displays and the remaining useful life of our displays. We expect our depreciation expense to increase in future periods as a result of expanding our network by adding more displays.

Business Taxes and Surcharges. Our business taxes and surcharges accounted for 4.0%, 2.9% and 1.2% of our total revenues for years ended December 31, 2011, 2012 and 2013, respectively. Prior to January 1, 2012. The total amount of our advertising service revenues were subject to business tax. Business taxes and surcharges generally include the 5% business tax and 3% surcharges that our PRC operating subsidiary must pay for revenues generated from advertising services provided in China after deduction of allowable media costs. The government implemented a VAT reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012, in Beijing effective September 1, 2012 and in Shenzhen effective November 1, 2012. Commencing August 1, 2013, the VAT reform program has expanded to all regions in the PRC. The VAT rate applicable to the subsidiaries and variable interest entities is 6% as compared to the 5% business tax rate which was applicable prior to the reform. With adoption of VAT reform program, our advertising service revenues and deductible media costs are recorded net of VAT. In 2013, business tax and surcharges only included those surcharges levied by relevant government authorities.

Amortization of Intangible Assets. In connection with our acquisition of Digital Media Group in January 2010, we recorded the concession contracts acquired from Digital Media Group as intangible assets. The cost of these intangible assets was measured at the estimated fair value of the concession contracts of US$90.9 million on the acquisition date, and is amortized over its expected useful life of nine years using straight line method. The amortization of such intangible assets is recorded within advertising service cost and accounted for 2.9% and 2.4% of our total revenues for the years ended December 31, 2011 and 2012, respectively. We did not incur the amortization of such intangible assets for the year ended December 31, 2013.

Other Operating Costs. Our other operating costs primarily consist of salaries and other expenses in relation to the maintenance, development and expansion of our network and cost for advertising content production. Other operating costs accounted for 4.1% ,12.2%, 12.1% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We expect our other operating costs to increase in future periods as we expand our network in the cities where we already operate and into new cities. However, we expect our other operating costs to increase in future periods but remain a relatively small percentage of total revenues.

Advertising Equipment Cost

Our advertising equipment cost consists of the amounts we pay to our third-party suppliers for the digital television displays or the related equipment for PIDS that we sell to our local operating partners, as well as the related installation cost and post-delivery supporting cost. Our advertising equipment cost accounted for 0.8%, 0.3% and 0.5% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. The major factors affecting our advertising equipment cost include the number of digital television displays or PIDS we sell and the unit cost that we pay for the assembly of each equipment.

Other Factors Affecting Our Results of Operation

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business, is the Renminbi. In 2011, the Renminbi appreciated against the U.S. dollar by approximately 4.6%, in 2012, the Renminbi appreciated against the U.S. dollar by approximately 0.8% and in 2013, the Renminbi appreciated against the U.S. dollar by approximately 3.1%. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net loss reported in U.S. dollar terms in 2010 and 2011, and the depreciation of the Renminbi against the U.S. dollar contributed to the decrease in our net income reported in U.S. dollar terms in 2009. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and impairment loss on intangible assets and goodwill. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues

Total revenues	181,194,350	100.0	115,667,850	100.0	104,741,348	100.0
Gross profit/(loss)	52,642,369	29.1	(6,051,872)	(5.2)	13,917,798	13.3
Operating expenses
Selling and marketing expenses	44,916,460	24.8	42,979,527	37.2	27,274,981	26.0
General and administrative expenses	13,207,064	7.3	18,676,539	16.2	9,336,373	8.9
Other operating expense	2,140,655	1.2	—	—	—	—
Impairment loss on intangible assets and goodwill	—	—	178,814,411	154.6	—	—
Contingent loss in connection with a litigation	3,375,000	1.9	5,993,145	5.2	2,149,903	2.1
Total operating expenses	63,639,179	35.1	246,463,622	213.1	38,761,257	37.0

Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 24.8%, 37.2% and 26.0% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We maintained strict cost control measures to control our sales and marketing expenses to strengthen our operating efficiencies. Our sales force had 372 employees as of December 31, 2013, compared to 434 employees as of December 31, 2012 and 530 employees as of December 31, 2011. We decreased the number of our sales and marketing employees because we optimized our sales and marketing procedures and activities.

General and Administrative Expenses. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, allowance for doubtful accounts receivable, depreciation of office equipment, professional service fees, maintenance, utilities and other office expenses. General and administrative expenses accounted for 7.3%, 16.1% and 8.9% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Decrease in general and administrative expenses in 2013 was primarily attributable to the decrease in legal expenses incurred for litigation. We expect that our general and administrative expenses will increase in future periods as we hire additional personnel and incur additional costs in connection with the expansion of our business.

Impairment Loss on Intangible Assets and Goodwill. We did not incur impairment loss on intangible assets and goodwill in 2011.

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

No impairment loss on intangible assets or goodwill was incurred in 2013.

Contingent Loss in Connection with a Litigation. We recorded a contingent loss of US$2.1 million, US$6.0 million and US$3.4 million in 2013, 2012 and 2011 respectively, in connection with the interest expense related to the overdue consideration payable to the Former DMG Shareholders. Please see “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure —Our ongoing litigation with the Former DMG Shareholders may have a material adverse effect on our business and results of operations.” for the details of this pending litigation.

The contingent loss in 2013, 2012 and 2011 was recorded based on our current assessment of the probable outcome of pending litigation with the Former DMG Shareholders. As the pending litigation with the Former DMG Shareholders has been settled as of the date of this report. We do not expect any further loss to be incurred in relation to this litigation in the future periods.

Government Grants and Subsidies

We received government grants of a total US$2.8 million in 2013 and US$0.7 million in 2012 from local government to subsidize our (i) being qualified as a “cultural enterprise; (ii) costs expensed for various inventions in connection to mobile digital television receiver devices; and (iii) usage of airtime for social public services in 2013 and 2012 respectively. We did not receive any government grants or subsidies in 2011.

In the future, we expect to receive government grants and incentives from time to time. If we believe any of our group entities meet the criteria to receive government grants or incentives, we plan to take the initiative to apply. However, the receipt of any incentive or grant is subject to review and approval by the relevant government authorities.

Share-based Compensation

Our share-based compensation expenses represent the compensation expenses recognized in relation to the share options and other stock awards granted to our employees and consultants. We allocate our share-based compensation expenses to cost of revenues, general and administrative expenses or selling and marketing expenses, depending on role of the person receiving the options under our 2006 Share Incentive Plan, or the 2006 Plan. We have reserved 8,000,000 common shares for issuance under the 2006 Plan. As of December 31, 2013, there were 1,418,420 share options and 1,104,400 restricted shares outstanding to employees and consultants.  Our total share-based compensation expenses accounted for 0.5%, 0.6% and 0.8% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We expect our share-based compensation expenses to increase in future periods as a result of further issuances of options and restricted shares to employees and consultants.

Share of profit of Equity Method Investees

Our equity investments primarily consist of our investments in our eleven direct investment entities that we account for using the equity method as of December 31, 2013. We expect our income from our existing equity method investees to increase as they finish building their networks and begin generating more revenues.

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

Before the new EIT Law and its implementation regulations became effective on January 1, 2008, as an enterprise located in the Shenzhen Special Economic Zone, both VisionChina Media Group and CDTC were allowed to enjoy a preferential enterprise income tax rate of 15%. In addition, since VisionChina Media Group has been recognized as a “culture enterprise,” VisionChina Media Group received a full exemption from the EIT from 2006 to 2008. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. VisionChina Media Group was designated as “new and high technology enterprises strongly supported by the state” in November 2008 and, as a result, was subject to an enterprise income tax rate of 15% for 2009 and 2010. In October 2011, VisionChina Media Group obtained the approval from the government authorities to be recognized as a state-encouraged high-new technology enterprise in 2011, 2012 and 2013, and is entitled to a preferential tax rate of 15% in these three years, subject to tax authority approval at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. As such the EIT rate for Beijing Eastlong Technology is 15% in each of the year of 2010, 2011 and 2012, respectively. Furthermore, one of our operating subsidiaries in Luzhou in Sichuan province was recognized as a “local government encouraged company” and is entitled to exemption from the enterprise income tax for the years ended December 31, 2008 and 2009, and reduced tax rate of 7.5%, 7.5% and 7.5% for the years 2010, 2011 and 2012, respectively. In 2013, Luzhou Huashi obtained the approval from the government authority to be recoginized as an enterprise in an encouraged industry established in western China and is therefore entitled to a preferential tax rate of 15% for a seven-year period from 2013 to 2020.

Under the new EIT Law, effective since January 1, 2008, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable by the end of December 2007, a two-year exemption from enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the enterprise income tax rate of CDTC is 18%, 20%, 22%, 24% , 25% and 25% in the years of 2008, 2009, 2010, 2011, 2012 and 2013, respectively. As a result, we expect our income tax expense to increase in future years compared to our historical periods.

Our effective EIT tax rate was 5.9% ,6.5%, and negative 1.6% for the years ended December 31, 2011, 2012 and 2013, respectively. The difference between our effective EIT tax rate and the uniform EIT tax rate of 25% in the PRC is primarily attributable to the following factors: (1) effect of tax exemption and tax concessions granted to our PRC subsidiaries and our PRC variable interest entities; (2) effect of operating loss that could not be carried forward for tax deduction in future years; (3) tax expenses arising from items that are not deductible or not taxable for income tax purpose (for example, impairment loss on goodwill), and (4) change in valuation allowance against our deferred tax assets.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate as to their worldwide income, including income received from subsidiaries and consolidated affiliates. Under the Implementation Rules of the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate. Because substantially all our revenues on a consolidated basis are generated in the PRC, and our company does not generate any taxable income on a standalone basis, even if it is determined to be a resident enterprise for PRC tax purpose, we do not expect any material changes to our effective tax rate.

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

Allowance for doubtful accounts

We evaluate the recoverability of our accounts receivable primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. We regularly analyze our customer accounts, and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, we record a reserve for bad debts to reduce the related receivables to the amount we reasonably believe is collectible. If circumstances related to specific customers change, our estimates of the recoverability of receivables will be further adjusted. In the event that our accounts receivable become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. We recorded allowance for doubtful debt of US$2.9 million, US$5.3 million and US$0.2 million within general and administrative expenses in 2011, 2012 and 2013, respectively, representing 1.6%, 4.6% and 0.2% as a percentage to our total revenues in that year. As of December 31, 2011, 2012 and 2013, we had allowance for doubtful debt of US$4.4 million, US$9.4 million and US$9.5 million, respectively. We assess allowance for doubtful debts based on our review of aging data and credit risks of specific customers. We had charged off account receivables of nil, nil and US$0.03 million in 2011, 2012 and 2013, respectively, as we had exhausted all means of collection. We believe that the balance of allowance for doubtful accounts receivable is sufficient to reflect the recoverability of our accounts receivable. We do not expect the allowance for doubtful accounts, which is charged to our consolidated statement of operations, to increase significantly as a percentage of our total revenues in future years. We also do not expect our allowance for doubtful accounts to have a significant impact on our liquidity and capital resources.

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

	For the Year Ended December 31,
	2011	2012	2013
	(US$, except number of shares)

Condensed Consolidated Statement of Operations Data
Revenues
Advertising service revenue	179,415,668	114,741,386	103,117,293
Advertising equipment revenue	1,778,682	926,464	1,624,055
Total revenues	181,194,350	115,667,850	104,741,348
Cost of revenues
Advertising service cost	(127,057,954)	(121,374,431)	(90,310,455)
Advertising equipment cost	(1,494,027)	(345,291)	(513,095)
Total cost of revenues	(128,551,981)	(121,719,722)	(90,823,550)
Gross profit (loss)	52,642,369	(6,051,872)	13,917,798
Operating expenses	(63,639,179)	(246,463,622)	(38,761,257)
Government grant	—	756,757	2,783,085
Share of profits (losses) from equity method investees	230,280	45,509	(76,412)
Dividend income	142,265	162,100	128,611
Other operating income	175,903	—	1,307
Operating loss	(10,448,362)	(251,551,128)	(22,006,868)
Interest income	1,711,117	696,292	418,736
Interest expense	(4,716,577)	(2,614,543)	(1,425,625)
Other income (expenses)	42,153	(605,958)	(669,018)
Net loss before income taxes	(13,411,669)	(254,075,337)	(23,682,775)
Income tax (expense) benefit	793,415	7,547,421	(373,584)
Net loss	(12,618,254)	(246,527,916)	(24,056,359)
Net loss attributable to noncontrolling interest	114,962	118,724	88,489
Net loss attributable to VisionChina Media Inc. shareholders	(12,503,292)	(246,409,192)	(23,967,870)
Net loss per share:
— Basic	(0.12)	(2.43)	(0.24)
— Diluted	(0.12)	(2.43)	(0.24)
Weighted average number of shares used in computation
— Basic	102,047,414	101,351,222	101,495,442
— Diluted	102,047,414	101,351,222	101,495,442
Share-based compensation expenses during the related periods included in:
— Cost of revenues	58,836	52,824	73,225
— Selling and marketing expenses	447,767	394,719	379,246
— General and administrative expenses	311,070	221,111	389,819

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total Revenues. Our total revenues decreased to US$104.7 million in 2013 from US$115.7 million in 2012.

•                  Our advertising service revenue decreased to US$103.1 million in 2013 from US$114.7 million in 2012. The decreasing advertising service revenue was primarily due to our restructuring certain loss making concession contracts, including the termination of the exclusive agency arrangement for Shanghai subway.

•                  We generated advertising equipment revenue of US$1.6 million in 2013, compared to US$0.9 million in 2012.

Cost of Revenues. Our cost of revenues decreased to US$90.8 million in 2013 from US$121.7 million in 2012.

•                  Our media cost decreased to US$90.3 million in 2013 from US$97.1 million in 2012. The decrease in our media cost was primarily a result of our cost control efforts, such as restructuring certain loss making concession contracts and renegotiation of terms of certain existing concession contracts. The number of cities operating under our exclusive agency model was 19 cities as of both December 31, 2013 and 2012.

•                  Our depreciation expense increased to US$3.5 million in 2013 from US$4.0 million in 2012.

•                  Our business tax decreased to US$1.2 million in 2013 from US$3.4 million in 2012, which was mainly due to our lower advertising revenue and adoption of PRC VAT Tax Reform.

•                  Our amortization of intangible assets was US$2.8 million in 2012, as a result of our write down of acquired intangible assets in connection to acquisition of DMG. We did not record amortization of intangible assets in 2013.

•                  Our other operating costs related to the provision of advertising service revenue mainly include salaries and expenses related to installation, maintenance of the displays in our network and cost of content production, and decreased to US$12.6 million in 2013 from US$14.1 million in 2012.

•                  We recorded advertising equipment cost of US$0.3 million in 2013, compared to US$0.3 million in 2012.

Gross Profit (Loss). As a result of the foregoing, our gross profit was US$13.9 million in 2013 compared to gross loss of US$6.1 million in 2012. Our gross margin was 13.3% in 2013, compared to gross margin of negative 5.2% in 2012.

Operating Expenses. Our operating expenses decreased to US$38.8 million in 2013, as compared to US$246.5 million in 2012 which was primarily due to the decrease of impairment loss on intangible assets and goodwill provision for contingent loss in connection to the litigation, litigation related legal expenses and provision for doubtful debts.

•                  Selling and Marketing Expenses. Selling and marketing expenses decreased to US$27.3 million in 2013 from US$43.0million in 2012. Our selling and marketing expenses decreased primarily as a result of our measures to reduce the cost of our sales and marketing activities.

•                  General and Administrative Expenses. General and administrative expenses decreased to US$9.3 million in 2013 from US$18.7 million in 2012 as a result of decrease in legal expenses in connection to litigation with the Former DMG Shareholders and decrease in doubt debts expenses.

•                  Impairment Loss on Intangible Assets and Goodwill. We recorded impairment loss on our intangible assets and goodwill totaling US$178.8 million 2012, compared to nil in 2013.

•                  Contingent Loss in Connection with Litigation.

The contingent loss on connection with litigation was US$2.1 million in 2013, compared to US$6.0 million in connection with the pending litigation between us and the Former DMG Shareholders.

Share of Profits from Equity Method Investees. We recorded share of profits from equity method investees of negative US$76.4 thousand in 2013, compared to US$45.5 thousand in 2012,which is mainly due to improvement of operating performance of our equity method investees.

Operating Loss. As a result of the foregoing, our operating loss decreased to US$22.0 million in 2013, compared to US$251.6 million in 2012.

Interest Income. Our interest income decreased to US$0.4 million in 2013 from US$0.7 million in 2012.

Interest Expense. Our interest expense was US$1.4 million in 2013, compared to US$2.6 million in 2012.

Income Taxes. We recognized income tax expense of 0.4 million in 2013, compared to income tax benefit of US$7.5 million in 2012.

Net Loss Attributable to Noncontrolling Interest. Our net loss attributable to noncontrolling interest amounted to US$88.5 thousand in 2013, compared to net loss attributable to noncontrolling interest of US$118.7 thousand in 2012.

Net Loss Attributable to VisionChina Media Inc. Shareholders. As a result of the foregoing, net loss attributable to our shareholders decreased to US$24.0 million in 2013, compared US$246.4 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Total Revenues. Our total revenues decreased to US$115.7 million in 2012 from US$181.2 million in 2011.

•                  Our advertising service revenue decreased to US$114.7 million in 2012 from US$179.4 million in 2011. The decreasing advertising service revenue was primarily attributable to a decrease in advertising spending by our advertisers due to weaker economy and a significant decrease in advertising spending from internet companies.

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

Gross (Loss) Profit. As a result of the foregoing, our gross loss was US$6.1 million in 2012 compared to gross profit of US$52.6 million in 2011. Our gross margin was negative 5.2% in 2012, compared to gross margin of 29.1% in 2011, primarily due to lower advertising revenue during 2012.

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

•                  General and Administrative Expenses. General and administrative expenses increased to US$18.7 million in 2012 from US$13.2 million in 2011. The increase in our general and administrative expenses attributable to litigation related legal expenses and provision for doubtful debts.

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

•                  Contingent Loss in Connection with Litigation.

In 2011 and 2012, we recorded a contingent loss of US$3.4 million and US$6.0 million in connection with the pending litigation between us and the Former DMG Shareholders.

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

B.                                    Liquidity and Capital Resources

Our liquidity needs include (i) net cash used in operating activities that consists of (a) cash required to fund the initial build-out and continued expansion of our network and (b) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; (ii) net cash used in investing activities that consists of the investments in our direct investment entities; and (iii) redemption of the convertible notes issued to the Former DMG Shareholders in April 2014 to settle the remaing consideration of acquisition fo Digital Media Group. To date, we have financed our liquidity needs primarily through proceeds from the issuance of our preferred shares, proceeds from our public offerings, long-term borrowings from financial institutions and cash flows from operations.

As of December 31, 2013, we had US$38.9 million in cash and cash equivalents. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts. We believe that our current cash on hand, expected cash flows from operations and available credit facilities from financial institutions will be sufficient to meet our anticipated cash needs for at least the next 12 months.

As of December 31, 2013, we had a RMB6.7 million RMB denominated secured revolving credit facility scheduled to expire on June 24, 2014 granted by Bank of China (Shenzhen branch) to CDTC.  The revolving credit facility is secured by restricted cash of US$7.5 million.  This revolving credit facility is available for general corporate working capital purposes at an interest rate of 6.3%.

In January 2014, we entered into another RMB130 million Renminbi denominated secured revolving credit facility, granted by China Construction Bank (Shenzhen branch) to our consolidated variable interest entity, VisionChina Media Group, that is scheduled to expire on January 13, 2015.  This revolving credit facility is secured by accounts receivable of VisionChina Media Group. This credit facility is available for general corporate working capital purposes at an interest rate of between 95% and 160% of the People’s Bank of China Benchmark interest rate, or the Benchmark Rate.  This credit facility contains a restrictive financial covenant of maintaining a leverage ratio of no higher than 65% by VisionChina Media Group.  Violation of this financial covenant could result in a default under the this revolving credit facility, which would permit the lending bank to terminate this revolving credit facility and require immediate repayment from us of any outstanding loans advanced. As of the date of this report, VisionChina Media Group had  RMB120 million borrowing outstanding under this credit facility.

As of December 31, 2013, aggregate undistributed earnings of our subsidiaries and variable interest entities located in the PRC that are available for distribution to us was nil. We intend to have such undistributed earnings of our subsidiaries and variable interest entities, if any, indefinitely reinvested, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to us. However, the actual amount of earnings distributable to us from our subsidiaries and VIEs in the PRC could vary as a result of the restrictions and procedures governed by the relevant tax authorities and the State Administration of Foreign Exchange.

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

We incurred net loss attributable to our shareholders of US$12.5 million, US$246.4 million and US$24.0 million in 2011, 2012 and 2013, respectively. Our net loss in 2010 was mainly due to the impairment loss made against goodwill and intangible assets of US$145.7 million and the decrease in our gross profit due to the significant increase in our media cost. We intend to maintain our current policies for collections of accounts receivable, which typically provide a credit period no longer than 180 days following the month in which the advertisement is displayed. We expect our accounts receivable to increase as a result of the rapid growth in our advertising service revenue. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. We currently rely on our cash on hand and at bank as well as cash generated from operating activities to fund our liquidity needs. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain additional short-term or long-term bank financing. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(US$)
Net cash used in operating activities	(17,617,058)	(27,190,937)	(8,994,630)
Net cash (used in) provided by investing activities	65,124,624	(13,114,869)	790,626
Net cash provided by (used in) financing activities	(36,135,463)	(11,593,890)	17,061,076
Effect of changes in exchange rate	1,726,190	602,448	1,079,906
Net (decrease) increase in cash and cash equivalents	13,098,293	(51,297,248)	9,936,978
Cash and cash equivalents, beginning of year	67,211,336	80,309,629	29,012,381
Cash and cash equivalents, end of year	80,309,629	29,012,381	38,949,359

Operating Activities

Our net cash used in operating activities amount to US$9.0 million, US$27.2 and US$17.6 million in 2013, 2012 and 2011, respectively. Our net cash used in operating activities in 2013 was primarily as a result of our negative operating results.

Investing Activities

Our net cash provided by investing activities amounted to US$0.8 million in 2013, primarily representing the withdrawal of restricted cash of US$2.5 million.

Our net cash used in investing activities amounted to US$13.1 million in 2012, mainly representing deposits of US$10.0 million with Bank of China Macau Branch as collateral for a bank borrowing of RMB56.0 million with Bank of China Shenzhen Branch.

Our net cash provided by investing activities amounted to US$65.1 million in 2011. Our net cash provided by investing activities in 2011 was primarily attributable to the decrease in our restricted cash of US$68.8 million, which consisted of a pledged bank deposit for the purpose of obtaining an offshore bank credit line to finance foreign currency payments for our acquisition of Digital Media Group. Upon our repayment of this foreign currency bank loan in 2011, the restriction of this pledged bank deposit was released, which resulted in a cash inflow in our investing activities. The effect of the decrease in our restricted cash was partially offset by the payment for purchases of fixed assets of US$2.3 million and the settlement of the remaining consideration payable of US$1.3 million in connection with our acquisitions of the six advertising agency businesses in 2008.

In October 2009, we entered into an agreement and plan of merger (which was amended and restated in November 2009) to acquire Digital Media Group through a merger of a subsidiary with and into Digital Media Group, which was completed in January 2010. Under the agreement and plan of merger, the total consideration of US$160 million which is a notional amount is payable in three installments over two years by means of cash and our common shares. In November 2009, we deposited cash in the amount of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, as the initial installment, into an escrow account, a portion of which was released at the completion of the acquisition and the remaining portion to be released in accordance with the terms of the agreement and plan and merger. Two subsequent installments of US$30 million each will be paid on the first and second anniversaries of the acquisition, of which US$20 million will be in the form of cash and US$10 million in cash or shares at the option of the eligible Former DMG Shareholders. Our preliminary valuation of the acquisition date fair value of the consideration transferred was approximately US$167 million, which was greater than the notional amount of US$160 million due to the fair value adjustments of consideration payable in the form of shares. On April 30, 2014, we entered into the Settlement Arrangement with the Former DMG Shareholders. We agreed to pay US$12 million cash and issue interest-bearing convertible notes of US$58 million to settle the unpaid consideration of the acquisition of Digital Media Group. We expect to redeem the convertible notes following a pre-determined repayment schedule in an agreed terms of 6 years.

Financing Activities

Our net cash provided by financing activities amounted to US$17.1 million in 2013, which primarily consisted of proceeds from the bank loans.

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

Working Capital Deficit

We incurred net loss of US$12,618,254, US$246,527,916 and US$24,056,359 respectively for the years ended December 31, 2011, 2012 and 2013. During the year ended December 31, 2013, we experienced negative cash flow of operations of US$8,994,630. As of December 31, 2013, we had an overdue consideration payable of US$75.8 million in relation to the acquisition of Digital Media Group which is currently the subject of litigation with the Former DMG Shareholders. In August 2012 the New York Court ordered us to transfer US$71.8 million into New York State to be held in the custody of the New York City Sheriff’s Office or into an escrow account controlled by the New York City Sheriff. US$4.5 million that were held by us outside the China was transferred to the New York City Sheriff accordingly as of December 31, 2013. On April 30, 2014, we entered into the Settlement Arrangement with the Former DMG Shareholders. We agreed to pay US$12 million cash and issue interest-bearing convertible notes of US$58 million to settle the unpaid consideration of the acquisition of Digital Media Group. We expect to redeem the convertible notes following a pre-determined repayment schedule in an agreed terms of 6 years.

In light of the issuance of convertible notes, we believe that we will have adequate sources of liquidity to fund our working capital and capital expenditure requirements and to settle the outstanding amount payable to the Former DMG Shareholders and to fulfill short term debt obligations, other liabilities and commitments as they become due.

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

CDTC and Beijing Eastlong Technology has the right to receive service and royalty fees, as applicable, from VisionChina Media Group and Beijing Eastlong Advertising, respectively, pursuant to our contractual arrangements. Pursuant to these arrangements, the earnings and cash of VisionChina Media Group Limited and Beijing Eastlong Advertising and their subsidiaries will be used to pay such fees in RMB to CTDC and Eastlong Technology, respectively, in the manner and amount set forth in the relevant agreements. Historically, CTDC and Eastlong Technology agreed to waive the service and royalty fees from VisionChina Media Group Limited and Beijing Eastlong Advertising because (i) we determined to retain funds in VisionChina Media Group Limited and Beijing Eastlong Advertising for network expansion and media asset acquisition in China and (ii) VisionChina Media Group Limited and Beijing Eastlong Advertising were in accumulated net loss positions under U.S. GAAP.

Capital Expenditures

We had capital expenditures of US$2.3 million, US$1.8 million and US$1.5 million for the years ended December 31, 2011, 2012 and 2013, respectively. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2014 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network and content production equipment. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.

In connection with the required compliance with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers. As of March 31, 2014, our local operating partners in the four cities except for in Beijing have not yet begun the conversion process. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in three of these four cities. The total cost of converting the equipment to the National Standard in these three cities Taiyuan, Nanjing and Changchun is not expected to exceed RMB9.0 million. However, we and our local operating partners have not yet determined the allocation of the conversion expenses. We believe that these capital expenditures would not materially affect our liquidity. For details of the required compliance with the National Standard, please refer to “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not meet the newly adopted PRC national standards for mobile digital television operations. We will be required to spend significant capital and other resources to convert the digital television broadcasting infrastructure of our local operating partners to these national standards, which could materially and adversely affect our business, financial condition and results of operations.”

Recently Issued Accounting Pronouncements

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity.  When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a non-profit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income.  Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.  We do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB has issued an authoritative pronouncement related to presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows.  To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.  The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.  For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled.

The amendments in this pronouncement are effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013.  The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date.  Retrospective application is permitted.  Early adoption is permitted.  We do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

C.                                    Research and Development

We do not make, and do not expect to make, significant expenditures on research and development activities.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our total revenues, net loss, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$)	(US$)	(US$)	(US$)	(US$)

Long-term purchase agreement	193,320,000	72,658,000	85,762,000	20,742,000	14,158,000
Operating lease obligations	2,397,000	1,153,000	1,139,000	88,000	17,000
Total contractual obligations	195,717,000	73,811,000	86,901,000	20,830,000	14,175,000

We have entered into several agreements under our exclusive agency model to purchase advertising time from local mobile digital television companies typically for a period of five to ten years. As of December 31, 2013, future minimum purchase commitments under these agreements totaled approximately US$193.3 million.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2014.

Name	Age	Position/Title
Limin Li	53	Chairman of the Board of Directors, Chief Executive Officer
Yan Wang	36	Chief Financial Officer
Wei Liu	47	Chief Operating Officer
Haijun Liu	51	Chief Development Officer
Yanqing Liang (1)(2)(3)	42	Independent Director
Kit Leong Low	43	Director
Arthur Wong (1)(2)(3)	54	Independent Director
Xisong Tan (1)(2)(3)	66	Independent Director

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

Arthur Wong has been a director of our company since December 2011.  He currently also serves as an independent director of Daqo New Energy Corp, China Automotive Systems, Inc. and YOU On Demand Holdings, Inc., all listed on the NASDAQ, and Petro-king Oilfield Services Limited, a company listed on the Hong Kong Stock Exchange. From 2008 to 2013, Mr. Wong served as chief financial officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

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

B.                                    Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation to our executive officers, including all the directors, was approximately 1.0 million. For options granted to officers and directors, see “—2006 Share Incentive Plan.”

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

An amendment to the 2006 share incentive plan, or the Share Incentive Plan Amendment, was approved at our extraordinary general meeting of shareholders held on April 10, 2014 in Hong Kong. Pursuant to the Share Incentive Plan Amendment, the maximum aggregate number of shares under the 2006 share incentive plan was increased from 8,000,000 common shares to 11,000,000 common shares.

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

Our board of directors has only granted options to participants in our 2006 Share Incentive Plan. As of December 31, 2013, there were 2,522,820 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$4.01 per share and restricted shares, and there were 936,120 common shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. The following table summarizes, as of December 31, 2013, the outstanding options granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options or Restricted Shares	Exercise price Underlying Outstanding Options or Restricted Shares (US$/Share)	Grant Date	Expiration Date

Limin Li	350,000	6.545	August 30, 2007	August 30, 2017
	100,000	0.00	October 16, 2013	October 15, 2023
Haijun Liu(1)	*	1.00	December 8, 2006	December 8, 2016
		8.53	October 8, 2009	October 8, 2019
	*	0.00	October 16, 2013	October 15, 2023
Yan Wang(2)	*	5.48	June 17, 2009	June 17, 2019
		8.53	October 8, 2009	October 8, 2019
	*	0.00	October 16, 2013	October 15, 2023
Wei Liu(3)	*	0.00	October 16, 2013	October 15, 2023
Arthur Wong(4)	*	0.00	December 29, 2011	December 29, 2021
Xisong Tan(5)	*	1.00	December 8, 2007	December 8, 2016
		4.68	April 2, 2010	April 2, 2020
		0.00	December 29,2011	December 29,2021
Other individuals as group	1,297,820	2.87	(6)	(7)

*                 Upon exercise of all options granted, would beneficially own less than 1% of our outstanding common shares, assuming the conversion of all of our outstanding preferred shares.

(1)         A portion of the options was granted on December 8, 2006 with an exercise price of US$1.00 and another portion was granted on October 8, 2009 with an exercise price of US$8.53. The restricted shares were granted on October 16, 2013.

(2)         A portion of the options was granted on June 17, 2009 with an exercise price of US$5.48 and another portion was granted on October 8, 2009 with an exercise price of US$8.53.  The restricted shares were granted on October 16, 2013.

(3)   The restricted shares were granted on October 16, 2013.

(4)         The restricted shares were granted on December 29, 2011.

(5)         A portion of the options was granted on December 8, 2006 with an exercise price of US$6.545 and another portion was granted on April 2, 2010 with an exercise price of US$4.68. The restricted shares were granted on December 29, 2011 and December 6, 2013, respectively.

(6)         Options and restricted shares were granted to other individuals on various dates.

(7)         Other individuals’ options restricted shares expire on various dates.

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

D.                                    Employees

As of December 31, 2011, 2012 and 2013, we had 829, 715 and 642 full-time employees, respectively. As of December 31, 2013, we had 122 employees in management and administration, 372 in sales and marketing and 148 in network maintenance and development.

We plan to hire additional employees in all functions as we grow our business. None of our employees is represented by a labor union or other collective bargaining agreements. Since establishment, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable PRC regulations, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund. Our total contribution for such employee benefits required by applicable PRC regulations amounted to US$1.6 million, US$1.7 million and US$1.7 million for the years ended December 31, 2011, 2012 and 2013, respectively.

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2013:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Limin Li(3)	18,205,967	17.5
Kit Leong Low(5)	15,331,305	14.8
Yan Wang	*	*
Haijun Liu	*	*
Arthur Wong	*	*
Xisong Tan	*	*
All directors and executive officers as a group(6)	33,944,752	32.7
Principal Shareholders:
Front Lead Investments Limited(7)	18,205,967	17.5
Milestone I, II and III(8)	6,684,108	6.4
Focus Media Holding Limited(10)	15,331,305	14.8
Bank of America Corporation (11)	6,541,880	6.5
Oak Investment Partners XII, L.P.(12)	5,514,918	5.3

*                      Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding common shares.

(1)              Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)              The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying options held by such person that are exercisable within 60 days of December 31, 2013. Percentage of beneficial ownership of each listed person is based on the common shares outstanding as of March 1, 2014 and the common shares underlying share options exercisable by such person within 60 days of December 31, 2013, totaling 103,764,224 shares.

(3)              Includes 17,805,667 common shares owned by Front Lead Investments Limited, a British Virgin Islands company, and 400,000 common shares issuable upon the exercise of options granted to Front Lead Investments Limited that are exercisable within 60 days of the date of December 31, 2012. Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, Georgetown, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(4)              Includes 4,981,714 common shares owned by Massive Sheen Investments Limited, a British Virgin Islands company. Ms. Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(5)              Includes 15,331,305 common shares held by Focus Media Holding Limited, a limited liability company incorporated in the Cayman Islands whose American Depositary Receipts were traded on the Nasdaq Global Market under the symbol “FMCN”. In May 2013, Focus Media Holding Limited went private and delisted from the Nasdaq Global Market. The mailing address of Focus Media Holding Limited is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

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

(10)       Includes 15,331,305 common shares held by Focus Media Holding Limited, a limited liability company incorporated in the Cayman Islands whose American Depositary Receipts were traded on the Nasdaq Global Market under the symbol “FMCN”. In May 2013, Focus Media Holding Limited went private and delisted from the Nasdaq Global Market. The mailing address of Focus Media Holding Limited is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(11)       Includes 6,541,880 common shares held by Bank of America Corporation on behalf of itself and its wholly owned subsidiaries, Bank of America N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the mailing address of whose principal executive office is Bank of America Corporate Center100 N Tryon Street, Charlotte, NC 28255.

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

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.                                    Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2011, 2012 and 2013.

Transactions with Our Direct Investment Entities

Agreements to Purchase Advertising Time from and Sell Advertising Equipment to Our Direct Investment Entities

Under our arrangements with our local operating partners, we are responsible for the procurement of equipment for some of our direct investment entities and other local operating partners, such as digital displays and digital television receivers. We sell the advertising equipment to these local operating partners (including our direct investment entities) at negotiated prices and record the sales of advertising equipment as advertising equipment revenue on our financial statements. We had advertising equipment revenue of US$1.8 million, US$0.9 million and US$1.6 million for the years ended December 31, 2011, 2012 and 2013, respectively, of which US$0.2 million, US$0.7 million and US$1.4 million represents the sales of advertising equipment to our direct investment entities in each of these three years.

We also purchase advertising placement services from our direct investment entities at negotiated prices. For the years ended December 31, 2011, 2012 and 2013, we paid an amount of US$15.7 million, US$9.8 million and US$8.4 million, respectively, to our direct investment entities for the advertising placement services.

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

We entered into an exclusive agency agreement with Ningbo China Digital Mobile Television Co., Ltd., or Ningbo VisionChina Media Group, in November 2007. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Ningbo for a term from January 1, 2008 to December 31, 2012. Under the agreement, we pay a pre-determined media cost each year to Ningbo VisionChina Media Group. Ningbo VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Ningbo public transportation companies that have entered into agreements with Ningbo VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis. In January 2013, we renewed our exclusive agency agreement with Ningbo VisionChina Media Group. The renewed agreement grants us the right to sell advertising time on our network in Ningbo to advertisers other than those from Ningbo city from January 1, 2013 to November 15, 2016.

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

We entered into an exclusive agency agreement with Hubei China Digital Mobile Television Co., Ltd., or Hubei VisionChina Media Group, in March 2008. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Wuhan for a term from April 1, 2008 to March 31, 2014. Under the agreement, we pay a pre-determined media cost each year to Hubei VisionChina Media Group. Hubei VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Wuhan public transportation companies that have entered into agreements with Hubei VisionChina Media Group. In March  2014, we renewed our exclusive agency agreement with Hubei VisionChina Media Group for a term from April 1, 2014 to December 31, 2018. The renewed agreement grants us the right to sell a portion of advertising time on our network in Wuhan to advertisers other than those from Wuhan. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.

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

We entered into exclusive agency agreement with Henan China Digital Mobile Television Company Limited and Henan VisionChina Media Group, in January 2013. This exclusive agency agreement grants us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Zhengzhou City, the capital of Henan Province to advertisers other than those from Zhengzhou for a term from January 1, 2013 to December 31, 2015. Under the agreement, we pay a pre-determined media cost each year to Henan China Digital Mobile Television Company Limited. Henan VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Zhengzhou public transportation companies that have entered into agreements with Henan VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.

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

Transactions with Affiliated Companies of Limin Li

Lease and loan with Meidi Zhiye

We rented office space from Shenzhen Meidi Zhiye Development Co., Ltd., a former equity holder of VisionChina Media Group, or Meidi Zhiye, for the office space of our headquarters and VisionChina Media Group. The rent was determined based on negotiation. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Meidi Ziye’s equity interest and is the chairman of Meidi Zhiye. The rental expenses totaled US$216,317, US$303,269 and US$340,556 in 2011, 2012 and 2013, respectively.

Transactions with Champs Elysees

In 2011, 2012 and 2013, VisionChina Media Group paid renovation charges of US$195,788, US$324,544 and US$4,446, respectively, to Champs Elysees Renovations Co., Ltd., or Champs Elysees Renovations. In 2011, 2012 and 2013, VisionChina Media Group also paid property management fees and utility expenses of US$29,172, US$48,274 and US$53,355, respectively, to Champs Elysees Renovations. Limin Li’s wife is the chairwoman of Champs Elysees Renovations.

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

Business Cooperation Agreement. Pursuant to the business cooperation agreement entered into on February 22, 2005 between Beijing Eastlong Technology and Beijing Eastlong Advertising, Beijing Eastlong Advertising shall operate an out-of-home advertising platform and sell advertisements or value-added-services on that platform, which it may do by setting up joint ventures with third parties or by other feasible means. The cooperation method by which Beijing Eastlong Technology and Beijing Eastlong Advertising engage in business projects shall vary, with Beijing Eastlong Technology either providing technology and consulting services to Beijing Eastlong Advertising, Beijing Eastlong Advertising subletting work to Beijing Eastlong Technology, or Beijing EastlongTechnology and Beijing Eastlong Advertising jointly engaging in projects, depending on PRC legal and regulatory requirements, including qualification or licensing requirements, and the requirements of third-party projectowners. Undereach cooperation method, Beijing Eastlong Technology and Beijing Eastlong Advertising shall receive 90% and 10%, respectively, of the project profits and each shall be reimbursed, as applicable, for its out-of-pocket expenses. Beijing Eastlong Technology shall be the exclusive and sole cooperating partner of Beijing Eastlong Advertising, and Beijing Eastlong Advertising shall not engage in any business other than that it conducts in cooperation with Beijing Eastlong Technology without Beijing EastlongTechnology’s prior written consent. The term of this agreement commences on February 22, 2005 and remains in effect unless Beijing Eastlong Technology ceases to exist. This agreement can be terminated (i) by mutual agreement by both parties, (ii) if either party is declared legally bankrupt and the other party requests termination of the engagement, or (iii) if Beijing Eastlong Technology is unable to provide any services to Beijing Eastlong Advertising for more than three years due to force majeure.

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

Our PRC legal counsel has advised that it is not stipulated or required in the PRC Property Rights Law whether an equity pledge made before the effectiveness of the PRC Property Rights Law on October 1, 2007 must be registered with the SAIC. Our equity pledge agreement was entered into on February 15, 2007, at which time equity pledges were governed by the then applicable PRC Company Law and PRC Guarantee Law. According to these two PRC laws and regulations, an equity pledge of a limited liability company does not require any registration with the SAIC or its local counterparty, and an equity pledge agreement becomes effective soon after the equity pledge is recorded or filed with a company’s Register of Shareholders. Therefore, we consider our pledge agreements effective and enforceable even though we did not register with SAIC or its local counterparty. As of December 31, 2013, we, CDTC and VisionChina Media Group are not required by any government authorities to register with the SAIC, nor are they subject to any penalties or fines. Based on the foregoing, we believe we are not required by the PRC Property Rights Law to register the equity pledge with SAIC and that the equity pledge agreement is enforceable in a PRC court of law.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.                        FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

(i)                                     Litigation with the Former DMG Shareholders

Our Company and its wholly owned subsidiary, Vision Best Limited, filed a summons with notice in the New York Court on December 27, 2010 against the Former DMG Shareholders. The summons with notice alleged that the Former DMG Shareholders (i) engaged in an unlawful scheme to induce us, through false, deceptive, and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme. The summons with notice further alleged that we are owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which we acquired Digital Media Group, or the Merger Agreement. The claims summarized in the summons with notice were set forth in a more detailed complaint we filed on February 2, 2011.

On February 25, 2011, Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., and Thomas Gai Tei Tsao, or the Former DMG Shareholders, filed a countersuit in the New York Court against us. The complaint in that lawsuit alleges that we breached certain agreements related to the Digital Media Group acquisition by (i) declining to make certain installment payments that the Former DMG Shareholders claim they were entitled to receive and (ii) declining to take steps to facilitate the transfer of shares of our stock that the Former DMG Shareholders claim to be entitled to receive in connection with the acquisition of Digital Media Group. The Former DMG Shareholders also seek specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, and permanent and preliminary injunctive relief compelling us to comply with the parties’ agreement. We denied the material allegations of the complaint by the Former DMG Shareholders and asserted a counterclaim for breach of contract arising from the destruction of Digital Media Group’s electronic data prior to delivery to us.

Also on February 25, 2011 the Former DMG Shareholders filed motions against us for various relief. They sought to dismiss most of the claims in our complaint as well as our counterclaim based on destruction of Digital Media Group’s electronic data. They also sought (i) an order of attachment against us in the amount of $30 million plus interest, on account of a post-closing payment of that amount which the Former DMG Shareholders alleged to be due, and (ii) an order directing us to transfer assets into the United States to secure a prospective judgment. The Former DMG Shareholders also filed a motion for a preliminary injunction to compel us to remove the restrictive legend on the ordinary shares received by the Former DMG Shareholders in connection with the acquisition of Digital Media Group, and to provide consents or authorizations to convert those shares into freely tradable American Depository Shares.

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits. It granted the motion to dismiss our fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of Digital Media Group’s electronic data. The New York Court denied the Former DMG Shareholders’ motion to dismiss our indemnification claim for not less than US$2,785,633 but granted their motion to attach our assets in the amount of US$30.0 million plus interest, as security in the event the Former DMG Shareholders were successful in their monetary claims against us. The ruling also required the Former DMG Shareholders to file a US$500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment. Finally, the New York Court denied the Former DMG Shareholders’ request to compel us to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

On November 11, 2011 we filed an appeal from the New York Court’s orders.

On November 21, 2011 the Former DMG Shareholders filed a motion for partial summary judgment in the New York Court, seeking a judgment against us of US$60.0 million plus interest for failure to make US$60.0 million in post-closing payments claimed to be due for the acquisition of Digital Media Group. They also filed a motion to confirm the order of attachment previously entered in the amount of US$30 million plus interest. On August 13, 2012, the New York State Supreme Court entered an order, or the August 13 Order, directing us and Vision Best Limited, on or before August 21, 2012 to (a) transfer US$60.0 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) deposit US$60.0 million into an escrow account controlled by the Sheriff, or (c) make other arrangements satisfactory to the Former DMG Shareholders in the litigation for security with respect to the final judgment in that amount. We and Vision Best Limited took prompt steps to comply with the August 13 Order and have arranged for the delivery to the Sheriff of more than US$3.2 million in cash denominated in or convertible to U.S. dollars that were held by or for us or our subsidiaries outside the PRC. With respect to funds held within the PRC in Renminbi, any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the SAFE. Accordingly, on August 20, 2012, we applied to the SAFE for such approval, for the transfer of the balance required under the August 13 Order (an amount equivalent to approximately US$56.8 million). SAFE, however, denied the application.

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

On January 7, 2013, the New York State Supreme Court issued an order of civil contempt against us that we had failed to comply fully with an August 13, 2012 turnover order requiring us to post security in connection with prejudgment orders of attachment totaling US$60 million. The turnover order required us to pay that amount to the New York City Sheriff or enter into an escrow of the funds in the People’s Republic of China or alternative security arrangement acceptable to plaintiffs. Although we arranged to transfer to the Sheriff most of the assets of its subsidiaries located outside the PRC (almost US$4.5 million), we had advised the judge that it was not able to transfer additional assets held by its PRC subsidiary because of restrictions of the PRC’s State Administration of Foreign Exchange, or the SAFE.

On February 19, 2013 the New York State Supreme Court entered a modified order, or the February 14 Order, adding to the terms of the August 13 Order the alternative provision that we may deposit in escrow, with the Jun He Law Offices as escrow agent, an amount of Chinese currency equivalent to US$60 million less the amount currently on deposit of approximately US$4.5 million with the New York City Sheriff’s Office, to be held in escrow until a final judgment in this action or a settlement between the parties resolving the action. However, the Jun He Law Offices have informed the New York Court that they were not willing to serve as escrow agent and we had been advised that any escrow of funds to be held in China pursuant to an agreement that contemplates the possibility of ultimate transfer of Chinese currency outside of China requires approval of SAFE. The contempt sanction was a fine of US$250 plus payment of the plaintiffs’ attorneys’ fees incurred on the contempt application. The plaintiffs’ attorneys’ fee was estimated to be US$282,000 and such amount is fully accrued as of December 31, 2012 and included in accrued expenses and other current liabilities (however, as explained below, the amount actually awarded was. US$185,892.31 in plaintiff’s attorney’s fee in addition to a US$250 fine, a total of $186,142.31). We filed a notice of appeal from that Contempt Order on March 15, 2013

On May 16, 2013, the New York Court ordered us to pay Former Digital Media Group Shareholders US$250 fine plus plaintiffs’ costs and reasonable attorneys’ fees in the amount of US$185,892.31 within fifteen days.

On June 11, 2013, the Appellate Division, First Department of the Supreme Court of the State of New York entered a Decision and Order, or the Appellate Division Ruling, determining appeals and cross-appeals from rulings by the New York Court.  The Appellate Division Ruling (a) affirmed the New York Court’s order of November 3, 2011 granting the motions of the Former DMG Shareholders to dismiss our claims and counter-claims for fraud, unjust enrichment and declaratory judgment, (b) reversed that part of the New York Court’s order of June 15, 2012 that denied the Former DMG Shareholders’ motion for partial summary judgment on the defense asserted by us to the Former DMG Shareholders’ claims for breach of contract, including the defense based on allegations of intentional destruction of certain electronic data that was to be conveyed as part of the sale of the assets of Digital Media Group, and (c) affirmed the New York Court’s denial of the Former DMG Shareholders’ motion to dismiss the breach of contract and indemnity claim asserted by us, seeking an amount not less than US$2,785,633, based on alleged inaccuracies in the representations and warranties within the Merger Agreement.

With respect to the orders entered by the New York Court regarding the attachment of our assets, the Appellate Division Ruling (d) reversed the New York Court’s order entered on November 4, 2011, granting the motion by the Former DMG Shareholders for pre-judgment attachment of our assets, (e) reversed the New York Court’s order entered on June 15, 2012, granting the motion by the Former DMG Shareholders to confirm the two ex parte orders of attachment they previously obtained in the aggregate amount of $60 million, or the Attachment Orders, and (f) reversed the New York Court’s order entered on August 13, 2012, granting the motion of the Former DMG Shareholders’ to compel us to transfer $60 million into New York pursuant to the Attachment Orders.

Neither we nor the Former DMG Shareholders sought leave to appeal the Appellate Division Ruling, which therefore became final.  On July 15, 2013, the New York Court entered an order requested by the Former DMG Shareholders granting summary judgment on two of their causes of action in the amount of $60 million plus interest and certain costs and permitting execution on such judgment.  On July 26, 2013, the Clerk of the New York Court entered judgment in favor of the Former DMG Shareholders pursuant to the July 15, 2013 order, directing that they shall recover from us the sum of $71,800,047 and have execution thereof, or the New York Judgment.

On July 29, 2013, proceedings were begun in the Cayman Islands against us for the enforcement of the New York Judgment entered on July 26, 2013, or the Cayman Islands Proceedings, and we have received a Writ of Summons.

On August 22, 2013, Former Digital Media Group Shareholders sought an order from the New York Court directing the Sheriff to pay to them the amount awarded on the contempt motion.  On September 10, 2013, the New York Court entered an order directing the Sheriff to pay Former Digital Media Group Shareholders the amount awarded on their contempt motion, and on September 25, 2013, the Sheriff disbursed funds to Former Digital Media Group Shareholders in the amount of $186,142.

On October 21, 2013, we appeared before the New York Court and put a stipulation on the record, approved by the New York Court, agreeing to a continuation of the temporary stay entered by the New York Court on July 29, 2013, prohibiting the Sheriff from disbursing any additional funds held by him in escrow pending an application by Former Digital Media Group Shareholders for such disbursement upon notice to us.  At that same court appearance, we voluntarily withdrew without prejudice its application to enforce the Appellate Division Ruling and to compel the return of remaining funds held by the Sheriff.

On February 14, 2014, we stipulated to the withdrawal of all appeals in that action pending before the Appellate Division.  The stipulation was transmitted to the New York Court on February 19, 2014.

As of December 31, 2013, the Sheriff held $4.5 million, pursuant to the August 13 Order, in an interest-bearing account.  The amount includes the principal sum transferred by us and accrued interest.  Such amount is included in the restricted cash on the consolidated balance sheets as of December 31, 2012 and 2013.

As a result of the above litigation, penalty interest on the overdue payable of $3,375,000, $5,993,145 and $2,149,903 are recognized during the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, consideration payable of $75,800,047 (including $11,800,047 accrued penalty interest on the overdue consideration payable) is recorded by us and it is the management’s best estimate of the consideration required to settle the litigation with the Former DMG Shareholders.

On April 30, 2014, we entered into the Settlement Arrangement with the Former DMG Shareholders to settle this litigation.

(ii)                                  Other litigation

The litigation of Yi Zhao v. Dina Liu, Visionchina Media Inc, was filed on October 26, 2012, but service of the complaint allegedly had not been made on us until at least August 26, 2013, by delivery to our headquarters in the PRC.  The litigation arises out of the dissolution of the marriage between Yi Zhao and Dina Liu Dan, our former Chief Financial Officer.  The primary claims are made against Dina Liu Dan, who was claimed to have exercised certain stock options for the our stock (through a company she allegedly controls, Barrie Holdings) without sharing the proceeds with her former husband, Yi Zhao.  The single claim lodged against us is for aiding and abetting fraud by Dina Liu Dan, with damages alleged to be approximately US$5,000,000.  The underlying fraud claim against Dina Liu Dan, however, has been dismissed for lack of personal jurisdiction us, although a dismissal motion by Barrie Holdings was denied. We filed a motion to dismiss the single claim on December 24, 2013, which was denied by decision and order dated February 28, 2014.  On March 11, 2014, Yi Zhao moved for entry of a default judgment against us, on the basis of the our purported failure to answer or move to dismiss the complaint within the period permitted by law.  On April 14, 2014, the motion of Yi Zhao for a default judgment against us was denied.  As of the date of this report, although it is theoretically possible that losses may be incurred, given the uncertainty of the case management of us is of the view that it is unlikely that we would incur losses, in relation to the law suit under ASC 450. Therefore, no provision was made for such amount as of December 31, 2013.  The litigation is still in progress as of the date of this report.

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

ITEM 9.                        THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.” On December 12, 2012, we effected a change of our ADS to common shares ratio from one ADS representing one common share to one ADS representing 20 common shares. For ease of comparison, our ADS trading prices on the Nasdaq Global Market before December 12, 2012 have been retroactively adjusted to reflect this ratio change. The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the Nasdaq Global Market on April 25, 2014 was US$6.2534 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2009	12.27	4.80
2010	11.85	2.51
2011	99.8	21.6
2012	37.20	3.00
2013	31.63	1.77
Quarterly:
2012
First quarter	37.20	23.00
Second quarter	32.60	14.20
Third quarter	19.40	3.00
Fourth quarter	5.60	3.05
2013
First quarter	4.55	3.12
Second quarter	3.75	1.82
Third quarter	2.65	1.77
Fourth quarter	31.63	2.14
Monthly:
2013
November	11.55	5.51
December	31.63	8.51
2014
January	36.71	18.86
February	28.85	22.15
March	28.65	15.00
April	32.00	17.49

As of March 31, 2014, a total of 3,403,711 ADSs were outstanding. As of March 31, 2014, a total of 68,074,225 common shares were registered in the name of a nominee of The Bank of New York Mellon, the depositary for the ADSs. We have no further information as to common shares or ADSs held, or beneficially owned, by U.S. persons.

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2013, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. This particular risk may have been heightened due to the recent volatility in the price of our ADSs. Moreover, there exist substantial uncertainties regarding the application of the Code and regulations thereunder with respect to the determination of the character of certain classes of assets.  Although we believe we have reasonably applied the Code and regulations thereunder, there can be no assurance that the Internal Revenue Service will follow the same application.  In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our consolidated affiliated PRC entities. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these consolidated affiliated PRC entities for United States federal income tax purposes. If it is determined that we do not own the stock of the consolidated affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for 2013 and any taxable year thereafter. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.

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

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law and gain from the disposition of the ADSs or common shares is subject to tax in the PRC, if you are eligible for the benefits of the treaty between the United States and the PRC, you may elect to treat such gain as PRC source.  If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gains as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.

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

We use the U.S. dollar as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our PRC subsidiaries is the Renminbi. All of our subsidiary’s transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiary existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our public offering in August 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Except for certain cash balances, majority of our transactions are denominated in Renminbi. Considering the amount of our cash and cash equivalents balance as of December 31, 2013, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of US$0.4 million for our total amount of cash balance, with a corresponding increase or decrease in accumulated comprehensive income as of December 31, 2013.

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

In June 2012, China Digital Technology (Shenzhen) Co., Ltd, our wholly owned subsidiary, obtained a RMB57 million RMB denominated secured revolving credit facility scheduled to expire on June 24, 2013 granted by Bank of China (Shenzhen branch).  This secured credit facility is secured by restricted cash of US$10.0 million.  This secured credit facility is available for general corporate working capital purposes at an interest rate of the Benchmark Rate.  As of December 31, 2013, there were outstanding borrowings of US$6.7 million under this secured credit facility. The unutilized amount of this secured credit facility was nil as of December 31, 2013.

In January 2013, we entered into another RMB 150.0 million RMB denominated secured revolving credit facility, or the Existing Credit Facility, granted by China Construction Bank (Shenzhen branch), or CCB Shenzhen, to our variable interest entity, VisionChina Media Group, that is scheduled to expire on January 13, 2014.  This revolving credit facility is secured by accounts receivable of VisionChina Media Group. This credit facility is available for general corporate working capital purposes at an interest rate of 160% of the Benchmark Rate.  This credit facility contains a restrictive financial covenant of maintaining a leverage ratio of no higher than 65% by VisionChina Media Group.  Violation of this financial covenant could result in a default under the this revolving credit facility, which would permit the lending bank to terminate this revolving credit facility and require immediate repayment from us of any outstanding loans advanced.

In January 2014, we were granted an extension for the Existing Credit Facility by CCB Shenzhen which will expire on January 9, 2015. The total amount of the renewed credit facility is RMB 130.0 million.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

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

Payments by Depositary

In 2013, we did not receive any payments from The Bank of New York Mellon, the depositary bank for our ADR program.

PART II

ITEM 1.                        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 2.                        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

As of December 31, 2013, approximately US$80.4 million of the net proceeds from our public offerings has been used for acquisitions of six advertising agency companies and Digital Media Group and capital expenditures, and approximately US$32.3 million has been used for general corporate purposes.

ITEM 3.                        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our vice president of finance (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15 (e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

We believe that a system of disclosure controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls and procedures are met.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15 (f) under the Securities Exchange Act of 1934, as amended, for our company.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2011	2012	2013
	(US$)
Audit Fees(1)	1,250,000	1,270,000	980,000
Other Fees	—	—	2,500
Total	1,250,000	1,270,000	982,500

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

ITEM 18.                 FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2012 and 2013

•                  Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013

•                  Consolidated Statements of Comprehensive Income/(Loss) for the years end December 31, 2011, 2012 and 2013.

•                  Consolidated Statements of Changes of Equity for the years ended December 31, 2011, 2012 and 2013

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

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

Date: April 30, 2014

VISIONCHINA MEDIA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of VisionChina Media Inc.:

We have audited the accompanying consolidated balance sheets of VisionChina Media Inc. and subsidiaries and variable interest entities (the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013 and the related financial statement schedule listed in the Index as Schedule I.  These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 30, 2014

VISIONCHINA MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. Dollars (“$”), except number of shares)

		December 31,
	Notes	2012	2013
ASSETS
Current Assets:
Cash and cash equivalents		$29,012,381	$38,949,359
Restricted cash		14,533,235	12,856,398
Accounts receivable, net of allowance for doubtful accounts of $9,414,581 and $9,510,186 as of December 31, 2012 and 2013, respectively	4	36,743,469	39,065,250
Amounts due from related parties	20(a)	2,104,416	2,328,928
Prepaid expenses and other current assets	5	26,807,894	19,086,020
Total current assets		$109,201,395	$112,285,955

Non-current Assets:
Fixed assets, net	6	10,782,166	7,883,906
Intangible assets, net	8	366,691	417,515
Investments under equity method	9	7,304,745	7,622,448
Other investments	10	3,045,221	3,140,260
Long-term prepayments and deposits	11	17,536,605	18,819,483
Restricted cash		1,114,515	818,277
Deferred tax assets	15	443,981	152,754
Total non-current assets		$40,593,924	$38,854,643
TOTAL ASSETS		$149,795,319	$151,140,598

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans (including short-term bank loans of the consolidated variable interest entities (“VIEs”) without recourse to VisionChina Media Inc. (the “Company”) of nil and $19,638,649 as of December 31, 2012 and 2013, respectively)	12	$8,998,429	$26,340,338
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of $5,940,292 and $3,960,472 as of December 31, 2012 and 2013, respectively)		7,743,867	5,745,088
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of $1,634,416 and $2,193,318 as of December 31, 2012 and 2013, respectively)	20(b)	1,828,412	1,677,543
Consideration payable (including consideration payable of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2012 and 2013, respectively)	3 & 18(c)	64,000,000	75,800,047
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $23,755 and $51,162 as of December 31, 2012 and 2013, respectively)		23,755	51,162
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $12,763,055 and $17,236,173 as of December 31, 2012, and 2013, respectively)	13	26,211,259	20,016,121
Total current liabilities		$108,805,722	$129,630,299

Non-current Liability:
Other non-current liability		$976,651	$2,175,066
Total non-current liability		$976,651	$2,175,066
Total liabilities		$109,782,373	$131,805,365

Commitments and contingencies	18

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 101,366,544 and 101,560,744 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	14	$10,137	$10,156
Additional paid-in capital		342,670,656	343,512,927
Accumulated deficit		(340,138,407)	(364,106,277)
Accumulated other comprehensive income		37,371,672	39,908,028
Total VisionChina Media Inc. shareholders’ equity		$39,914,058	$19,324,834
Noncontrolling interest		98,888	10,399
Total equity		$40,012,946	$19,335,233
TOTAL LIABILITIES AND EQUITY		$149,795,319	$151,140,598

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars (“$”), except number of shares)

		Year ended December 31,
	Notes	2011	2012	2013
Revenues:
Third-parties:
Advertising service revenue		$179,415,668	$114,741,386	$102,311,166
Advertising equipment revenue		1,558,764	178,914	187,609
		180,974,432	114,920,300	102,498,775
Related parties:
Advertising service revenue	20(c)	—	—	806,127
Advertising equipment revenue	20(c)	219,918	747,550	1,436,446
		219,918	747,550	2,242,573
Total revenues		$181,194,350	$115,667,850	$104,741,348

Cost of revenues:
Third-parties:
Advertising service cost		$127,057,954	$121,374,431	$90,310,455
Advertising equipment cost		1,339,536	125,458	212,304
		128,397,490	121,499,889	90,522,759
Related parties:
Advertising equipment cost		154,491	219,833	300,791
Total cost of revenues		$128,551,981	$121,719,722	$90,823,550
Gross profit (loss)		$52,642,369	$(6,051,872)	$13,917,798

Operating expenses:
Selling and marketing expenses		$44,916,460	$42,979,527	$27,274,981
General and administrative expenses		13,207,064	18,676,539	9,336,373
Impairment loss on intangible assets and goodwill	7 & 8	—	178,814,411	—
Contingent loss in connection with a litigation	18(c)	3,375,000	5,993,145	2,149,903
Other operating expenses		2,140,655	—	—
Total operating expenses		$63,639,179	$246,463,622	$38,761,257
Government grant		—	756,757	2,783,085
Share of profits (losses) from equity method investees		230,280	45,509	(76,412)
Dividend income from other investments	10	142,265	162,100	128,611
Other operating income		175,903	—	1,307

Operating loss		$(10,448,362)	$(251,551,128)	$(22,006,868)
Interest income		1,711,117	696,292	418,736
Interest expense		(4,716,577)	(2,614,543)	(1,425,625)
Other expenses		42,153	(605,958)	(669,018)

Net loss before income taxes		$(13,411,669)	$(254,075,337)	$(23,682,775)
Income tax benefits (expenses)	15	793,415	7,547,421	(373,584)

Net loss		$(12,618,254)	$(246,527,916)	$(24,056,359)
Net loss attributable to noncontrolling interest		114,962	118,724	88,489

Net loss attributable to VisionChina Media Inc. shareholders		$(12,503,292)	$(246,409,192)	$(23,967,870)

Net loss per share:
Basic	2(s)	$(0.12)	$(2.43)	$(0.24)
Diluted		$(0.12)	$(2.43)	$(0.24)
Weighted average shares used in computation of net loss per share:
Basic		102,047,412	101,351,222	101,495,442
Diluted		102,047,412	101,351,222	101,495,442
Share-based compensation expenses during the related periods included in:
Cost of revenues		$58,836	$52,824	$73,225
Selling and marketing expenses		447,767	394,719	379,246
General and administrative expenses		311,070	221,111	389,819

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in U.S. Dollars (“$”), except number of shares)

	Year ended December 31,
	2011	2012	2013
Net loss	$(12,618,254)	$(246,527,916)	$(24,056,359)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	12,872,968	2,431,227	2,536,356
Total comprehensive income (loss)	254,714	(244,096,689)	(21,520,003)
Comprehensive loss attributable to the noncontrolling interests	114,962	118,724	88,489
Total comprehensive income (loss) attributable to VisionChina Media Inc.	$369,676	$(243,977,965)	$(21,431,514)

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in U.S. Dollars (“$”), except number of shares)

						Total
					Accumulated	Vision China
			Additional		other	Media Inc.	Non-
	Common shares		paid-in	Accumulated	comprehensive	shareholders’	controlling
	Number	Amount	capital	deficit	income	equity	interest	Total
Balance as of January 1, 2011	84,894,888	$8,490	$273,934,960	$(81,225,923)	$22,067,477	$214,785,004	$467,530	$215,252,534
Shares issued to certain subscribers	17,375,479	1,737	68,995,004	—	—	68,996,741	—	68,996,741
Shares repurchases	(1,062,450)	(106)	(1,877,459)	—	—	(1,877,565)	—	(1,877,565)
Exercise of share options	88,334	8	92,832	—	—	92,840	—	92,840
Restricted shares	16,764	2	(2)	—	—	—	—	—
Share-based compensation	—	—	817,673	—	—	817,673	—	817,673
Disposal of equity interest in a subsidiary	—	—	—	—	—	—	(134,956)	(134,956)
Foreign currency translation adjustment	—	—	—	—	12,872,968	12,872,968	—	12,872,968
Net loss	—	—	—	(12,503,292)	—	(12,503,292)	(114,962)	(12,618,254)

Balance as of December 31, 2011	101,313,015	$10,131	$341,963,008	$(93,729,215)	$34,940,445	$283,184,369	$217,612	$283,401,981
Exercise of share options	39,100	4	38,996	—	—	39,000	—	39,000
Restricted shares	14,429	2	(2)	—	—	—	—	—
Share-based compensation	—	—	668,654	—	—	668,654	—	668,654
Foreign currency transaction adjustment	—	—	—	—	2,431,227	2,431,227	—	2,431,227
Net loss	—	—	—	(246,409,192)	—	(246,409,192)	(118,724)	(246,527,916)

Balance as of December 31, 2012	101,366,544	$10,137	$342,670,656	$(340,138,407)	$37,371,672	$39,914,058	$98,888	$40,012,946
Restricted shares	194,200	19	(19)	—	—	—	—	—
Share-based compensation	—	—	842,290	—	—	842,290	—	842,290
Foreign currency transaction adjustment	—	—	—	—	2,536,356	2,536,356	—	2,536,356
Net loss	—	—	—	(23,967,870)	—	(23,967,870)	(88,489)	(24,056,359)

Balance as of December 31, 2013	101,560,744	$10,156	$343,512,927	$(364,106,277)	$39,908,028	$19,324,834	$10,399	$19,335,233

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars (“$”), except number of shares)

		For the year ended December 31,
	Notes	2011	2012	2013
Cash flows from operating activities:
Net loss		$(12,618,254)	$(246,527,916)	$(24,056,359)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for (reversal of) doubtful accounts	4	3,067,349	4,951,593	(169,731)
Depreciation and amortization		10,875,940	7,772,392	4,163,497
Impairment loss on intangible assets and goodwill		—	178,814,411	—
Loss on disposal of fixed assets		3,162	169,484	120,763
Gain on disposal of equity interest in subsidiaries		(175,903)	—	(1,309)
Share of (profits) losses from equity method investees		(230,280)	(45,509)	76,412
Share-based compensation		817,673	668,654	842,290
Finance cost on consideration payable		368,682	5,993,145	2,149,903
Deferred tax	15	(956,260)	(7,673,154)	303,158
Changes in operating assets and liabilities:
Accounts receivable		(16,512,238)	25,091,818	(1,295,946)
Amounts due from related parties		505,073	359,519	(158,835)
Prepaid expenses and other current assets		(10,328,029)	10,213,637	8,036,598
Placement of restricted bank balances		—	—	(492,142)
Accounts payable		2,364,875	(8,536,087)	(2,135,965)
Accrued expenses and other current liabilities		5,791,432	1,250,684	3,804,911
Amounts due to related parties		(407,954)	401,228	(207,932)
Income tax payable		(182,326)	(94,836)	26,057
Net cash used in operating activities		$(17,617,058)	$(27,190,937)	$(8,994,630)

Cash flows from investing activities:
Settlements of consideration payable	3	$(1,321,189)	$—	$—
Acquisitions of fixed assets		(2,300,424)	(1,801,722)	(1,533,617)
Proceeds from the disposal of fixed assets		—	—	74,931
Acquisitions of intangible assets		—	(109,065)	(91,615)
Withdrawal (placement) of restricted cash		68,831,080	(11,204,082)	2,500,000
Investment in an equity method investee		—	—	(160,382)
Investment in other investments		(157,423)	—	—
Net cash flow from disposal of equity interest in subsidiaries		72,580	—	1,309
Net cash provided by (used in) investing activities		$65,124,624	$(13,114,869)	$790,626

Cash flows from financing activities:
Proceeds from bank loans		20,465,028	31,851,581	24,548,311
Repayment of bank loans		(123,812,507)	(43,484,471)	(7,487,235)
Proceeds from issuance of common shares		68,996,741	—	—
Proceeds from exercise of share options		92,840	39,000	—
Share repurchases		(1,877,565)	—	—
Net cash (used in) provided by financing activities		$(36,135,463)	$(11,593,890)	$17,061,076
Effect of changes in exchange rate		1,726,190	602,448	1,079,906
Net increase (decrease) in cash and cash equivalents		$13,098,293	$(51,297,248)	9,936,978
Cash and cash equivalents at the beginning of the year		67,211,336	80,309,629	29,012,381
Cash and cash equivalents at the end of the year		$80,309,629	29,012,381	38,949,359

Supplemental disclosure of cash flow information:
Income taxes paid		$329,907	$220,569	$73,442
Interest paid		4,347,895	2,140,197	1,836,787

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

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that transfer economic benefits to CDTC and Eastlong Technology:

Technology and management services agreement

Pursuant to the technology and management service agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, CDTC provides technology consulting and management services related to the business operations of VisionChina Media Group.  As consideration for such services, VisionChina Media Group has agreed to pay the service fees specified by CDTC in the payment notices it provides to VisionChina Media Group from time to time.  The payment notices shall enclose charge lists, setting forth the services provided, the hours spent in performing the services, and the applicable service charge rates.  The charge rates, which are annexed to the agreement, may be adjusted pursuant to a supplemental agreement entered into by the parties.  If VisionChina Media Group objects to the service fees set forth in a payment notice, both parties shall mutually agree upon the service fees to be paid by the VisionChina Media Group.  In addition, VisionChina Media Group shall reimburse the Wholly Foreign Owned Enterprise (“WFOE”) for out-of-pocket expenses incurred in connection with providing the services to CDTC.  The service fee shall be calculated using a rate as mutually agreed by CDTC and VisionChina Media Group multiplied by average numbers of screens put into use in the digital mobile television advertising network operated by VisionChina Media Group during each of the calendar year.  The term of this agreement is 25 years, which may be terminated at any time or extended by CDTC at its discretion.  In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

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

The Company has the power to direct the activities of VIEs that most significantly impact VIEs’ economic performance, such as (1) determining pricing for advertising services, (2) hiring and conducting performance evaluations of employees, (3) managing sales activities, (4) conducting marketing activities, (5) establishing the policy for payment of cash from the VIEs to the WFOEs, including determination of the amount of the fees to be paid under the agreements between the VIEs and the WFOEs, and (6) determining whether to expand or terminate advertising platforms.  As further described below, Mr. Limin Li and Ms. Yanqing Liang, the direct equity holders of VisionChina Media Group, has each signed an irrevocable proxy letter pursuant to which he/she has granted CDTC the right to exercise all of his/her voting rights as an equity holder of VisionChina Media Group.  The proxy letters provide the Company with the ability to control and exercise the voting and governance rights that the equity holders of VisionChina Media Group would otherwise possess through their equity ownership interests in VisionChina Media Group.  In addition, as further described below, the option agreements also provide the Company with the ability to control and exercise the voting and governance rights of the equity holders of VisionChina Media Group and Eastlong Advertising by having CDTC and Eastlong Technology exercise their substantive kick out rights to replace the equity holders of these consolidated affiliated entities.  The terms of the option agreements are currently exercisable and legally enforceable under current PRC laws and regulations.  A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s kick-out rights under the option agreements, and no consent of the VIEs’ equity holders is required.  The board of directors of the Company comprises five directors, including Mr. Limin Li and Ms. Yanqing Liang, and therefore Mr. Limin Li and Ms. Yanqing Liang do not have veto power over such majority vote.  The Company’s right under the option agreements gives the Company the power to control the equity holders of the VIEs and thus the power to direct the activities that most significantly impact the VIEs’ economic performance.

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

The above contractual arrangements allow the Group to have (1) the power to direct the activities of VisionChina Media Group, Eastlong Advertising and their subsidiaries that most significantly affect their economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from VisionChina Media Group, Eastlong Advertising and their subsidiaries.  Accordingly, the Group treats VisionChina Media Group and Eastlong Advertising as VIEs.  Because the Group is the primary beneficiary of VisionChina Media Group and Eastlong Advertising, the Group has effective control on and consolidated the financial results of VisionChina Media Group and Eastlong Advertising and their subsidiaries.

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

•                                          Impose fines, confiscate the income of the VIEs or the VIEs’ subsidiaries, or impose other requirements with which the Company’s PRC subsidiaries, the VIEs or the VIEs’ subsidiaries may not be able to comply;

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

Mr. Limin Li and Ms. Yanqing Liang are the shareholders of VisionChina Media Group and they are also beneficial owners of the Company.  The interests of Mr. Limin Li and Ms. Yanqing Liang as the beneficial owners of VisionChina Media Group may differ from the interests of the Company as a whole, since Mr. Limin Li and Ms. Yanqing Liang are also beneficial shareholders of the Company.  The Company cannot assure that when conflicts of interest arise, Mr. Limin Li and Ms. Yanqing Liang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor.  Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Limin Li and Ms. Yanqing Liang may encounter in their capacity as beneficial owners and directors of VisionChina Media Group, on the one hand, and as a beneficial owner and director of the Company, on the other hand. Mr. Limin Li and Ms. Yanqing Liang signed irrevocable proxy letters, pursuant to which Mr. Limin Li and Ms. Yanqing Liang have granted CDTC the right to exercise all their voting rights as equity holders of VisionChina Media Group.  The Company believes Mr. Limin Li and Ms. Yanqing Liang will not act contrary to any of the contractual arrangements, and the exclusive option agreement provides the Company with a mechanism to remove Mr. Limin Li and Ms. Yanqing Liang as beneficial shareholders of VisionChina Media Group should they act to the detriment of the Company.  The Company relies on Mr. Limin Li, as a director and executive officer of the Company, and Ms. Yanqing Liang, as a director of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company.  If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Limin Li and Ms. Yanqing Liang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company has two VIEs, VisionChina Media Group and Eastlong Advertising, which it has consolidated under the authoritative literature because it is the primary beneficiary of these VIEs.  Since the Company, through its subsidiaries, has (1) the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and (2) the right to receive benefits from the VIEs, the Company has continued to consolidate the VIEs upon the adoption of the new guidance, which, other than for additional disclosures, has no accounting impact on the Company’s consolidated financial statements.

The VIEs contributed an aggregate of 98.3%, 99.3% and 98.3% of the Group’s consolidated net revenues derived from third parties and non-consolidated affiliates for the years ended December 31, 2011, 2012 and 2013, respectively.  The Group’s operations not conducted through contractual arrangements with the VIEs primarily consist of (1) sales of Passenger Information and Direction Systems to various subway companies in the PRC, (2) sales of equipment used for mobile digital television on mass transit systems, and (3) advertising revenue on advertising platforms located outside of the PRC.  In the fiscal years ended December 31, 2011, 2012 and 2013, the Company and its subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 1.7%, 0.7% and 1.7%, respectively, of the Group’s total consolidated net revenues derived from third parties and non-consolidated affiliates.  As of December 31, 2011, 2012 and 2013, the VIEs accounted for an aggregate of 80.2%, 77.4% and 79.3%, respectively, of the Group’s consolidated total assets.  As of December 31, 2011, 2012 and 2013, the Company and its subsidiaries accounted for an aggregate of 19.8%, 22.6% and 20.7%, respectively, of the Company’s total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIEs structure - continued

The financial information of the Company’s VIEs and VIEs’ subsidiaries as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 is as follows:

	December 31,
	2012	2013

Total assets	$243,911,518	$224,957,854
Total liabilities	502,598,211	492,568,729

	Year ended December 31,
	2011	2012	2013

Net revenues	$199,622,163	$114,839,319	$102,931,043
Net loss	(2,762,658)	(204,191,346)	(751,208)
Net cash provided by (used in) operating activities	57,162,780	(13,419,077)	(10,289,885)
Net cash (used in) provided by investing activities	(1,664,123)	2,665,801	(1,436,941)
Net cash (used in) provided by financing activities	(44,693,807)	(22,772,297)	19,638,649

The Group’s consolidated assets do not include any collateral for VisionChina Media Group’s and Eastlong Advertising’s obligations.

There was no pledge or collateral of the assets either in VisionChina Media Group or Eastlong Advertising as of December 31, 2013.  Creditors of VisionChina Media Group have no recourse to the general credit of CDTC or the Company, which is the primary beneficiary of VisionChina Media Group.  Creditors of Eastlong Advertising have no recourse to the general credit of Eastlong Technology or the Company, which is primary beneficiary of Eastlong Advertising.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2013, subsidiaries and variable interest entities include the following entities:

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of the Company
CDTC	N/A	March 9, 2006	PRC	100%
Vision Best Limited	N/A	September 23, 2009	British Virgin Islands (“BVI”)	100%
Whole Genius Limited	N/A	May 16, 2008	HK	100%
DMG	January 2, 2010	May 15, 2003	BVI	100%
DMG HK	January 2, 2010	October 10, 2003	HK	100%
Eastlong Technology	January 2, 2010	December 10, 2001	PRC	100%
Shenzhen Huachangshi Digital Technology Co., Ltd. (“Huachangshi”)	N/A	November 27, 2008	PRC	100%
Shenzhen Huadingshi Digital Technology Co., Ltd.	N/A	December 20, 2010	PRC	100%
Dienzhi Advertising (Shanghai) Co., Ltd	January 2, 2010	March 19, 2009	PRC	100%

VIE of CDTC
VisionChina Media Group	N/A	April 8, 2005	PRC	note (a)

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of VisionChina Media Group
Shenzhen HDTV Industry Investment Co., Ltd. (“Shenzhen HDTV”)	February 17, 2006	June 16, 2004	PRC	100%
Beijing Beiguang Media Mobile Television Advertising Co., Ltd.	N/A	December 18, 2006	PRC	100%
Beijing Huaguangshi Co., Ltd.	N/A	April 22, 2009	PRC	100%
Luzhou Huashi Digital Technology Co., Ltd. (“Luzhou Huashi”)	N/A	November 21, 2009	PRC	100%
Nanjing Hua Dingshi Communication Technology Co., Ltd.	N/A	July 16, 2007	PRC	100%
Shenzhen Hua Meishi Advertising Co., Ltd.	N/A	June 29, 2007	PRC	100%
Shenzhen Huashixin Culture Media Co., Ltd.	N/A	September 3, 2007	PRC	100%
Guangzhou Jiaojian Multimedia Information Technology Co., Ltd.	N/A	October 8, 2007	PRC	50%
Xian Qujiang Huachangshi Digital Technology Co., Ltd. (“Xian Huachangshi”)	N/A	November 12, 2009	PRC	100%
Jiangxi Huashi Media Advertising Co., Ltd. (“Jiangxi Huashi”)	N/A	June 17, 2011	PRC	100%

VIE of Eastlong Technology
Eastlong Advertising	January 2, 2010	March 30, 2004	PRC	note (b)

Subsidiaries of Eastlong Advertising
Nanjing Metro Operation Information Service Co., Ltd.	January 2, 2010	September 13, 2006	PRC	100%
Shenzhen Metro Operation Information Service Co., Ltd. (“DMG Shenzhen”)	January 2, 2010	August 10, 2005	PRC	100%
Tianjin Metro Operation Information Service Co., Ltd.	January 2, 2010	September 22, 2005	PRC	100%
Dienzhi Advertising (Beijing) Co., Ltd.	January 2, 2010	June 17, 2009	PRC	100%

Notes:

(a)                                 Through a series of contractual arrangements, VisionChina Media Group became a VIE of CDTC.

(b)                                 Through a series of contractual arrangements, Eastlong Advertising became a VIE of Eastlong Technology.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2013, the Group’s equity method investees include the following entities:

	Date of	Date of	Place of	Percentage of
Investee companies	acquisition	establishment	establishment	ownership

Chengdu Mobile Digital Television Company Limited (“Chengdu Mobile”)	N/A	April 29, 2005	PRC	49%
Chongqing Light Rail Information Services Co., Ltd. (“DMG Chongqing”)	January 2, 2011	December 30, 2004	PRC	46.75%
Haerbin China Mobile Television Company limited (“Haerbin Mobile”)	N/A	November 10, 2005	PRC	49%
Jilin Mobile Television Company Limited (“Jilin Mobile”)	N/A	November 8, 2005	PRC	49%
Dalian Mobile Digital Television Company Limited (“Dalian Mobile”)	N/A	February 20, 2006	PRC	49%
Henan China Digital Mobile Television Company Limited (“Henan Mobile”)	N/A	July 4, 2006	PRC	49%
Hubei China Digital Television Company Limited (“Hubei Mobile”)	N/A	July 26, 2006	PRC	49%
Suzhou China Digital Mobile Television Company Limited (“Suzhou Mobile”)	N/A	February 17, 2007	PRC	49%
Changzhou China Digital Mobile Television Company Limited (“Changzhou Mobile”)	N/A	March 19, 2007	PRC	49%
Ningbo China Digital Mobile Television Company Limited (“Ningbo Mobile”)	N/A	April 5, 2007	PRC	49%
Zhongguanguoji Metro TV (Beijing) Co., Ltd. (“Zhongguanguoji”)	January 2, 2010	December 22, 2005	PRC	49%
China (Shenzhen) National New Media & Advertising Industrial Park (“Shenzhen Media”)	N/A	September 9, 2013	PRC	49%

In January 2011, the Company disposed of 15% equity interest in the DMG Chongqing with a net asset value of $365,373 to a third party noncontrolling shareholder at a consideration of $230,709 with a gain of $175,903.  Upon such disposal, the equity interest of the Company in DMG Chongqing decreased from 61.75% to 46.75%, and the Company’s voting power in board meetings of DMG Chongqing decreased from 60% to 40% while pursuant to the articles of association of DMG Chongqing, 50% or above of votes was required to pass a board resolution.  Therefore, the Company deconsolidated DMG Chongqing upon such disposal, and accounted for it as an equity method investee because the Company can exercise significant influence over DMG Chongqing.  The directors of the Company considered that the operation of the DMG Chongqing is not significant to the Group.

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
$72,580

Apart from Zhongguanguoji, Shenzhen Media and DMG Chongqing, the Group’s equity method investees have been separately formed with ten separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC.  VisionChina Media Group contributed cash and another investor contributed advertising broadcasting rights to the equity method investees for 49% and 51% equity interests, respectively.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                                 Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements to support its working capital requirements.

The Group recorded net losses of $12,618,254, $246,527,916 and $24,056,359 for the years ended December 31, 2011, 2012 and 2013, respectively, and the Group’s current liabilities exceeded its current assets by $17,344,344 as of December 31, 2013.  As of December 31, 2013, the Group had cash and cash equivalents of $38,949,359 with bank borrowings due within one year of $26,340,338 and consideration payable in relation to DMG Acquistion (as defined in Note 3) of $75,800,047.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(a)           Basis of presentation - continued

On April 30, 2014, the Company entered into a settlement agreement, a subscription agreement and a note instrument, or collectively, the Settlement Arrangement, with the Former DMG Shareholders (as defined in Note 18(c)), under which the Company agrees to pay $12 million cash to the Former DMG Shareholders and issue convertible promissory notes, or the Notes, in the amount of $58 million to the Former DMG Shareholders to settle the consideration payable.  The Notes will be redeemed by the Company in installments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, at the amount of $4 million, $5 million, $13.5 million, $16.5 million, $16 million and $3 million, respectively.  See note 23 for details.

The Company believes that, taking into account the issuance of the Notes, adequate sources of liquidity will exist to fund the Group’s working capital and capital expenditure requirements, and to meet its liabilities related to litigation with Former DMG Shareholders, and to meet short term debt obligations, other liabilities and commitments as they become due.

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

(g)                                 Accounts receivable

Accounts receivable primarily represent amounts due from customers, which are recorded at the invoiced amount or at an amount in accordance with the contractual terms agreed with the advertising customers, and do not bear interest.  The Group reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectability of the balance.  In evaluating the collectability of the accounts receivable balances, the Group considers various factors, including the age of the balance, customer specific facts and economic conditions.  Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Group does not have any off-balance-sheet credit exposure related to its customers.

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

(l)                                    Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets.  No impairment charge is recognized for long-lived assets during the year ended December 31, 2011 and 2013.  The Group recorded impairment charges of $36,449,082 against intangible assets in the consolidated statements of operations during the year ended December 31, 2012 as detailed in Note 8.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)                              Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination.  Goodwill is not amortized but rather tested for impairment at least annually.  The Company test goodwill for impairment in December of each fiscal year. Goodwill is also tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

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

No impairment charge is recognized against goodwill during the year ended December 31, 2011 and 2013.  The Group recorded impairment charges of $142,365,329 against goodwill in the consolidated statements of operations during the year ended December 31, 2012 as detailed in Note 7.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)                                 Revenue recognition - continued

(2)                                 Barter transactions

The Group engages in barter transactions which are generally recorded at fair value.  The revenues contributed by barter transactions accounted for 6%, 0.3% and 2% of the Group’s total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Advertising equipment revenues are recorded net of value-added tax incurred, which amounted to $1,778,682, $926,464 and $1,624,055 for the years ended December 31, 2011, 2012 and 2013, respectively.

(p)                                 Cost of revenues

Cost of revenues comprises advertising service cost and advertising equipment cost.

Advertising service cost consists primarily of media costs payable under concession contracts, depreciation, business taxes and surcharges and other operating costs.  Media costs are expensed as incurred.

The amount of business taxes and surcharges included in advertising services cost totalling  $7,334,947, $3,392,558 and $1,209,283 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

(r)                                   Foreign currency translation

The functional and reporting currency of the Group is the United States dollars (“US dollars”).  Monetary assets and liabilities denominated in currencies other than the US dollars are translated into the US dollars at the rates of exchange at the balance sheet date.  Transactions in currencies other than the US dollars during the year are converted into the US dollars at the applicable rates of exchange prevailing on the respective dates of the transactions.  Transaction gains and losses are recognized in the consolidated statements of operations.

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

(s)                                   Net loss per share

Basic net loss per share is computed by dividing net loss attributable to VisionChina Media Inc. shareholders by the weighted average number of common shares outstanding during the year.  Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.  The Company’s dilutive securities consist of outstanding share options and restricted shares.  Certain common share equivalents (e.g. share options and restricted shares) are excluded from calculation of diluted loss per share as their effect is anti-dilutive.  The Company had outstanding share options amounted to 1,555,353, 1,488,696 and 1,418,420 as of December 31, 2011, 2012 and 2013, respectively.  As of December 31, 2011, 2012 and 2013, the Company had outstanding restricted shares of 308,025, 443,351 and 1,104,400 respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)                                   Net loss per share - continued

The following table sets forth the computation of basic and diluted net loss per share.

	Year ended December 31,
	2011	2012	2013

Numerator:
Net loss attributable to VisionChina Media Inc. shareholders	$(12,503,292)	$(246,409,192)	$(23,967,870)

Denominator:
Weighted average shares outstanding-basic	102,047,412	101,351,222	101,495,442

Weighted average number of shares outstanding-diluted	102,047,412	101,351,222	101,495,442

Basic net loss per share	$(0.12)	$(2.43)	$(0.24)
Diluted net loss per share	(0.12)	(2.43)	(0.24)

The above computations of diluted weighted-average number of shares outstanding exclude the effect of potential conversion of shares options and restricted shares into 1,863,378, 1,932,047 and 2,522,820 common shares for the years ended December 31, 2011, 2012, and 2013, respectively, as this would have an antidilutive effect on loss per share.

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

(v)                                  Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments.  The Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

(w)                               Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful debts and valuations of deferred tax assets.  These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable.  Actual results could differ from those estimates.

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

The Company received government incentive of nil, $756,757 and $2,783,085 from the local government for its business operations for the years ended December 31, 2011, 2012 and 2013, respectively.  This incentive has been classified as operating profit because it was related to the Company’s business operations.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)                                  Advertising costs

Advertising costs are expensed as incurred.  Advertising costs amounted to $13,038,126, $12,126,729 and $4,142,101 for years ended December 31, 2011, 2012 and 2013, respectively, and were included in selling and marketing expenses.

(z)                                   Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable.  As of December 31, 2011, 2012 and 2013, substantially all of the Group’s cash and cash equivalents and restricted cash were managed by financial institutions with high credit ratings and quality.  Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC.  The risk with respect to accounts receivables is mitigated by credit evaluations performed on the customers and ongoing monitoring of outstanding balances.  The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  The allowance for doubtful accounts is based on a review of aging data and specifically identified accounts.  Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  There is no individual customers with balances over 10% of the accounts receivable as of December 31, 2011 and 2013, and one customer accounted for 11% of the accounts receivable as of December 31, 2012.

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

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as of December 31, 2011, 2012 and 2013.  Other than the impaired goodwill and intangible assets (see Note 7 and Note 8), the Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis.  The estimated fair value of the impaired goodwill and intangible assets at the time of impairment tests was estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)                          Accounting pronouncements recently adopted

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities.  The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.  In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement.  An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  The Group adopted this pronouncement effective from January 1, 2013, which did not have a significant effect on the Group’s consolidated financial statements.

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment.  Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset.  If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed.  The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted.  The Group adopted this pronouncement effective from January 1, 2013, which did not have a significant effect on the Group’s consolidated financial statements.

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

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012.  Early adoption is permitted.  The Group adopted this pronouncement effective from January 1, 2013, which did not have a significant impact on the Group’s consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ac)                           Recently issued accounting standards

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity.  When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a non-profit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income.  Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.  The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB has issued an authoritative pronouncement related to presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows.  To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.  The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.  For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled.

The amendments in this pronouncement are effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013.  The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date.  Retrospective application is permitted.  Early adoption is permitted.  The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.                                      CONSIDERATION PAYABLE

On October 15, 2009, the Company entered into an agreement with DMG to acquire a 100% equity interest in DMG (the “DMG Acquisition”).  Prior to the acquisition, DMG through its subsidiaries and VIE, was principally engaged in selling advertising time on its out-of-home digital television networks in subway platforms in the PRC and HK.  The purpose of this acquisition is to eliminate the competition with DMG and increase the Group’s market share in selling advertisement time on mobile digital television networks in the PRC.  The acquisition was completed in January 2010.  The total fair value of consideration on the acquisition date of $166,534,458 is payable by means of cash and/or the Company’s common shares to the selling shareholders of DMG in three installments over two years, including an initial installment of $100,000,000 payable at the closing of the transaction.  The initial installment of consideration consists of payment of $40,000,000 in cash (the “ First Cash Installment”) and the delivery of 8,476,013 common shares of the Company.  The agreement specifies that the two subsequent installments of $30,000,000 each, in which $20,000,000 will be payable in cash and $10,000,000 will be payable, at the election of the selling shareholders of DMG, either in cash or in common shares of the Company, is due on the first and second anniversaries of the closing of the transaction, which is in 2011 and 2012, respectively.  The 8,476,013 common shares issuable to the selling shareholders of DMG under the initial installment are subject to a one-year lock-up period.  For the $10,000,000 payable in cash or in common shares of the Company in each of the two subsequent installments, if the selling shareholders of DMG elected to receive common shares, the agreement specifies that these common shares are to be subject to a lock-up period of 3 months from the date of issuance.  The transaction cost in relation to the DMG Acquisition was approximated to $472,000 which is included in general and administrative expenses for the year ended December 31, 2010.

Pursuant to the agreement, the Group placed $40,000,000 in the designated escrow account in 2009, $36,000,000 of which was subsequently released as payment for the First Cash Installment during the year ended December 31, 2010.  The remaining deposit of $4,000,000 is expected to be released to the selling shareholders of DMG by the escrow agent when the litigation with the selling shareholders and former management of DMG as set out in Note 18(c) is completed, and is recorded in the consolidated balance sheet within prepaid expenses and other current assets (see Note 5) as of December 31, 2012 and 2013.  Upon release, the remaining deposit will be offset against the current portion of consideration payable relating to the first installment of consideration.  The Company issued 8,476,013 new common shares in 2011 for the DMG Acquisition, 7,628,412 common shares of which have been released to the selling shareholders of DMG in 2011, while the remaining 847,601 common shares have not been released to the selling shareholders of DMG as of December 31, 2012 and 2013 as a result of the litigation with the selling shareholders of DMG as set out in Note 18(c).

The second and third installments of consideration with total amount of $60,000,000 and the remaining deposit of $4,000,000 for the DMG Acquisition are recorded within current portion of consideration payable on the consolidated balance sheet as of December 31, 2012 and 2013.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

4.                                      ACCOUNTS RECEIVABLE

	December 31,
	2012	2013

Accounts receivables	$46,158,050	$48,575,436
Less: Allowance for doubtful accounts	(9,414,581)	(9,510,186)
	$36,743,469	$39,065,250

Movements in allowance for doubtful accounts

	December 31,
	2012	2013

Balance at beginning of the year	$4,427,016	$9,414,581
Foreign exchange adjustment	35,972	290,626
Allowance for (reversal of) doubtful accounts	4,951,593	(169,731)
Amounts written off as uncollectible	—	(25,290)
	$9,414,581	$9,510,186

As of December 31, 2012 and 2013, the Group had billed account receivables of $34,822,040 and $33,139,714 and unbilled account receivables of $11,336,010 and $15,435,722, respectively.  Unbilled account receivables represent amounts earned under advertising contracts in progress but not billable at December 31, 2012 and 2013.  These amounts become billable according to contract term.  The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.

5.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2012	2013

Advances to suppliers	$7,039,523	$5,733,372
Prepaid expenses	5,067,824	3,873,423
Barter goods	4,355,479	2,391,865
Deposit for DMG Acquisition	4,000,000	4,000,000
Other deposits	1,066,166	1,658,726
Other current assets	5,278,902	1,428,634
	$26,807,894	$19,086,020

Advances to suppliers mainly represent prepayment for media costs.  Other deposits mainly represent deposits for media cost agreements that will expire within one year.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

6.                                      FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31,
	2012	2013

Media display equipment	$22,038,529	$22,953,084
Computers and office equipment	3,705,490	3,985,559
Motor vehicles	611,559	627,343
Leasehold improvements	2,141,980	2,222,623
Sub-total	28,497,558	29,788,609
Less: accumulated depreciation and amortization	(17,715,392)	(21,904,703)
	$10,782,166	$7,883,906

Depreciation and amortization expense was $4,777,754, $4,620,658 and $4,112,181 for the years ended December 31, 2011, 2012 and 2013, respectively.

Included in media display equipment are assembly in progress of $1,069,112 and $721,496 as of December 31, 2012 and 2013, respectively.  These assets are expected to be placed in service in the following year.

7.                                      GOODWILL

The Group’s goodwill primarily arises from the business acquisitions and subsequent settlement of contingent consideration of these acquisitions.  The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 are as follows:

Balance as of January 1, 2012		$141,406,456
Representing:
- gross goodwill	$244,853,445
- accumulated impairment loss	(103,446,989)

Net exchange differences		958,873
Impairment loss		(142,365,329)

Balance as of December 31, 2012 and 2013		$—

Representing:
- gross goodwill	$246,843,017
- accumulated impairment loss	(246,843,017)

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

7.                                      GOODWILL - continued

Goodwill impairment in 2012

In light of the following changed facts and circumstances, which indicated a potential impairment loss on the goodwill of reporting unit: (1) the early termination of the concession right agreement in Shanghai subway in June 2012 due to relevant revenue being outweighted by significant media cost which was not anticipated in the 2011 impairment assessments and (2) significantly weaker advertising spending outlook compared to the Company’s cash flow projection used in 2011 impairment assessment due to the slowing down of economic growth in China since the second quarter of 2012, the Company therefore performed an impairment analysis for the reporting unit in June 2012.  The Company performed the first step of its goodwill impairment test and determined that the carrying value of the reporting unit exceeded their fair value.  The fair value of the reporting unit was estimated using a discounted cash flow methodology through internal analysis, which utilizes income approach through the application of discounted cash flow method.  The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the reporting unit, appropriate discount rates of 20% and terminal growth rates of 0%.  Having determined that the goodwill was potentially impaired, the Company began performing the second step of the goodwill impairment analysis which involved calculating the implied fair value of the goodwill by allocating the fair value of the reporting unit to all of their assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill.  Accordingly, the Company recorded impairment losses of $142,365,329 against the goodwill allocated to the reporting unit for the year ended December 31, 2012.

8.                                      INTANGIBLE ASSETS, NET

As of December 31, 2012 and 2013, the Group had the following amounts related to the intangible assets:

	Weighted	December 31, 2012				December 31, 2013
	average		Accumulated	Impairment	Net Carrying		Accumulated	Impairment	Net Carrying
	economic life	Cost	amortization	loss	values	Cost	amortization	loss	values

Customer base	5 years	$13,003,920	$(6,850,171)	$(6,153,749)	$—	13,409,760	(7,063,958)	(6,345,802)	—
Non-compete agreements	10 years	4,175,461	(1,093,080)	(3,082,381)	—	4,305,773	(1,127,194)	(3,178,579)	—
Patents	10 years	270,429	(86,457)	—	183,972	280,474	(114,123)	—	166,351
Trademark	10 years	232,853	(50,134)	—	182,719	330,130	(78,966)	—	251,164
Concession contracts	9 years	98,236,816	(19,098,460)	(79,138,356)	—	101,302,697	(19,694,505)	(81,608,192)	—
Technology	9 years	365,016	(40,557)	(324,459)	—	376,408	(41,823)	(334,585)	—

		$116,284,495	$(27,218,859)	$(88,698,945)	$366,691	$120,005,242	$(28,120,569)	$(91,467,158)	$417,515

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

No impairment loss on intangible assets was recorded during the years ended December 31, 2011 and 2013.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

8.                                      INTANGIBLE ASSETS, NET - continued

The Group recorded amortization expense as follows:

	December 31,
	2011	2012	2013

Cost of revenue	$5,322,301	$2,727,084	$—
Selling and marketing expenses	740,238	379,008	—
General and administrative expenses	35,647	45,642	51,316
	$6,098,186	$3,151,734	$51,316

9.                                      INVESTMENTS UNDER EQUITY METHOD

The Group had, in total, eleven and twelve equity method investees which are engaged in provision of digital mobile television advertising services in the PRC as of December 31, 2012 and 2013, respectively.  The Group has accounted for these investments using the equity method of accounting.

The combined results of operations and financial position of these investments are summarized below:

	Year ended December 31,
	2011	2012	2013
Condensed statement of operations information:
Revenue	$10,463,451	$11,970,674	$12,436,311
Net income	1,125,147	949,340	226,421
Group’s equity in net income of investees	$548,809	$465,175	$110,362

	December 31,
	2012	2013

Condensed balance sheet information:
Current assets	$13,596,732	$16,224,891
Non-current assets	3,853,123	3,951,387
Total assets	17,449,855	20,176,278
Current liabilities	5,887,964	7,697,035
Equity	11,561,891	12,479,243
Total liabilities and equity	17,449,855	20,176,278
Group’s share of net assets	$5,661,406	$6,110,195

As of December 31, 2012 and 2013, the carrying value of the Group’s investments under the equity method was $7,304,745 and $7,622,448, respectively.  The difference between the carrying value of the Group’s investments under the equity method and the Group’s share in its investees’ net assets was attributable to the elimination of unrealised profits on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible assets, which represent the broadcasting rights contributed by the investors, identified on formation and its related amortization.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

10.                               OTHER INVESTMENTS

In 2006, the Group acquired a 25% equity interest in Shenzhen Mobile Television Company Limited (“Shenzhen Mobile”), through VisionChina Media Group’s subsidiary, Shenzhen HDTV.  Shenzhen Mobile was established in the PRC and engages in the provision of digital mobile television advertising services in the PRC.  Although the Group has 25% voting power in board meetings of Shenzhen Mobile, the Group cannot exercise significant influence over Shenzhen Mobile’s operating and financial activities because the remaining 75% voting power is dominated by a sole controlling shareholder of Shenzhen Mobile and only that sole controlling shareholder can appoint key management personnel in Shenzhen Mobile.  The Group accounts for this investment using the cost method of accounting.  During the years ended December 31, 2011 and 2012, the Group received dividend income from Shenzhen Mobile of $142,265 and $162,100, respectively.  The Group did not receive any dividend income from Shenzhen Mobile for the year ended December 31, 2013.

In 2006, the Group acquired a 14% equity interest in Wuxi Guangtong Digital Mobile Television Company Limited (“Guangtong Mobile”).  During the year ended December 31, 2009, all equity holders of Guangtong Mobile made an additional capital injection and in order to retain the same percentage of ownership, the Company also made an additional capital injection of $389,048.  Guangtong Mobile was established in the PRC and engages in the provision of digital mobile television advertising business in the PRC.  As the Group has 14% voting power in board meetings of Guangtong Mobile,  the Group accounts for this investment using the cost method of accounting.  During the year ended December 31, 2013, the Group received dividend income from Guangdong Mobile of $128,611.

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

11.                               LONG-TERM PREPAYMENTS AND DEPOSITS

Long term prepayments and deposits consist of the following:

	December 31,
	2012	2013
Prepayments for acquisition of fixed assets	$722,036	$1,082,391
Other deposits	14,345,274	14,946,452
Other long-term prepayments	2,469,295	2,790,640
	$17,536,605	$18,819,483

Other deposits mainly represent deposits for concession contracts.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

12.                               BANK LOANS AND FACILITIES

The Group has $9 million (approximate to RMB57 million) and $6.7 million (approximate to RMB41 million), as of December 31, 2012 and 2013, respectively, RMB denominated secured revolving credit facility granted by Bank of China (Shenzhen branch) (“BOC(SZ)”) to CDTC, which expired on June 24, 2013 and will expire on June 25, 2014, respectively (the “BOC Facility”).  The BOC Facility is secured by restricted cash of $7.5 million.  The BOC Facility is available for general corporate working capital purposes at an interest rate of the People’s Bank of China benchmark rate (“Benchmark Rate”).  As of December 31, 2013, there were borrowings of $6.7 million.  The unutilised amount of the BOC Facility was nil as of December 31, 2013.

The Group has entered into another $21.3 million (approximate to RMB130 million), RMB denominated secured revolving credit facility granted by China Construction Bank (Shenzhen branch) (“CCB(SZ)”) to VisionChina Media Group, scheduled to expire on January 9, 2015 (the “CCB Facility”).  The CCB Facility is secured by accounts receivable of VisionChina Media Group.  The CCB Facility is available for general corporate working capital purposes at an interest rate in a range between 95% to 160% of the Benchmark Rate.  The CCB Facility contains restrictive financial covenant of maintaining a leverage ratio of 65% by VisionChina Media Group.  Violation of such covenant could result in a default under the CCB Facility, which would permit the CCB(SZ) to terminate the CCB Facility available to the Group and require immediate repayment from the Group of any outstanding loans advanced under the CCB Facility.  The Group is in compliance with such financial covenant as of December 31, 2013.  As of December 31, 2013, there were borrowings of $19.6 million.  The unutilised amount of the CCB Facility was $1.7 million as of December 31, 2013.

The Group’s bank loans consist of the following:

	December 31,
	2012	2013
BOC (SZ)
- Interest rate at Benchmark Rate, denominated in RMB	$8,998,429	$6,701,689
CCB(SZ)
- Interest rate in a range between 95% to 160% of Benchmark Rate, denominated in RMB	—	19,638,649
Total bank loans	8,998,429	26,340,338
Less: Amount due within one year shown under current liabilities	8,998,429	26,340,338
Amount due after one year shown under noncurrent liabilities	$—	$—

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

13.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2012	2013
Accrued payroll and welfare	$3,800,756	$4,418,668
Customer deposits	4,964,622	6,592,490
Accrued penalty interest for overdue consideration payable (Note 18(c))	9,368,145	—
Accrued expenses	6,642,338	6,730,076
Other current liabilities	1,435,398	2,274,887
	$26,211,259	$20,016,121

Note: The accrued penalty interest for overdue consideration payable is reclassified to consideration payable on the consolidated balance sheets upon the finalisation of the settlement plan between the selling shareholders of DMG and the Company.  See Note 18(c).

14.                               COMMON SHARES

There were 101,366,544 common shares issued and outstanding as of December 31, 2012 after the issuance of 53,529 common shares as a result of the exercise of 39,100 share options and issuance of 14,429 restricted shares (see Note 16).

There were 101,560,744 common shares issued and outstanding as of December 31, 2013 after the issuance of 194,200 common shares as a result of the issuance of 194,200 restricted shares (see Note 16).

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

The PRC

On January 1, 2008, the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Laws”) took effect.  It applies a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises.  However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time when New EIT Law took effect.  Enterprises that were subject to an EIT rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate over the five year period after the effective date of the New EIT Law.  According to the implementation regulations, during the transition period the EIT rate for CDTC, Shenzhen HDTV and DMG Shenzhen is 18%, 20%, 22%, 24%, and 25% in the years 2008,  2009, 2010, 2011 and 2012, respectively.  The EIT rate is 25% in the year of 2013.

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

In accordance with a circular issued in December 2010, Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years.  Eastlong Technology is thus entitled to a preferential tax rate of 15% in 2010, 2011 and 2012, subject to tax authority approval at the end of each year.  The EIT rate for Eastlong Technology is 25% in the year of 2013.

Xian Huachangshi and Huadingshi were established subsequent to the promulgation of the New EIT Law and as such, it is subject to the uniform income tax rate of 25%.

Luzhou Huashi was established in Sichuan.  It is recognized as a “Local government encouraged company” and is entitled to a reduced tax rate of 7.5% for the years ended December 31, 2010, 2011 and 2012, and a reduced tax rate of 15% for the year ended December 31, 2013.

Notwithstanding the applicable statutory tax rates noted above, in 2011, 2012 and 2013, under the direction of the relevant in-charge tax authority, Jiangxi Huashi applied a deemed-profit-rate method for its annual tax filings in 2011, 2012 and 2013.  Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues.  An additional amount of $630,000, $397,000 and $140,000 would otherwise have been payable if deemed-profit-rate method is not allowed for the years ended December 31, 2011, 2012 and 2013, respectively.

The Company and its other subsidiaries in the PRC have minimal operations and the Group has minimal operations in jurisdictions other than the PRC.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

The current and deferred components of the income tax expenses (benefits) appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2011	2012	2013
Current tax	$162,845	$125,733	$70,426
Deferred tax	(956,260)	(7,673,154)	303,158
	$(793,415)	$(7,547,421)	$373,584

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2012	2013
Deferred tax assets:
Net operating loss carrying forward	$18,682,444	$17,930,359
Total deferred tax assets	18,682,444	17,930,359
Valuation allowance on deferred tax assets	(18,238,463)	(17,777,605)
Net deferred tax assets (non-current)	$443,981	$152,754

Movement of valuation allowance

	Year ended December 31,
	2011	2012	2013
At the beginning of the year	$13,210,882	$4,284,387	$18,238,463
Tax loss expired	(9,030,073)	(500,181)	(1,732,828)
Liquidation of subsidiaries	(66,176)	(263,329)	(303,557)
Exchange realignment	225,275	17,069	541,242
Change in tax rate	9,329	(225,318)	920,005
Change for the year	(64,850)	14,925,835	114,280
At the end of the year	$4,284,387	$18,238,463	$17,777,605

A valuation allowance has been provided on the deferred tax assets because the Group believes that it is not more likely than not that the assets will be utilized.  As of December 31, 2012 and 2013, a valuation allowance was provided for the deferred tax assets relating to the future benefit of net operating loss carry forward as the management determined that the utilization of those net operating loss carry forward is not more likely than not.  If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

As of December 31, 2013, the Group had net operating loss carry forward of approximately $12,775,558, $4,867,243, $1,706,863, $41,961,909 and $10,493,788 that will expire in the years ending December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

A reconciliation of the income tax benefits to the amount computed by applying the current tax rate to loss before income taxes in the statements of operations is as follows:

	Year ended December 31,
	2011	2012	2013
Expected taxation at PRC EIT statutory rate of 25%	$(3,352,917)	$(63,518,834)	$(5,920,694)
Effect of different tax rates	251,879	1,749,282	1,069,008
Effect of loss that cannot be carried forward	1,419,225	2,447,707	1,305,869
Tax expense arising from items which are not deductible or not taxable for tax purpose:
- non-deductible entertainment expenses	592,257	1,027,013	584,296
- goodwill impairment	—	29,467,644	—
- others, net	792,187	1,070,292	3,906,086
Effect of tax exemption and tax concessions	(175,571)	5,283,567	(685,261)
(Overprovision) underprovision in prior years	(255,625)	73	—
Change in valuation allowance	(64,850)	14,925,835	114,280
Total income tax (benefits) expenses	$(793,415)	$(7,547,421)	$373,584

The amount of $175,571 and $685,261 would otherwise have been payable without tax exemptions and tax concessions for the years ended December 31, 2011 and 2013.  In addition, $0.002 and $0.007 would have been deducted from the basic net loss per share for the years ended December 31, 2011 and 2013.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.                               INCOME TAXES - continued

As of December 31, 2013, the Company’s subsidiaries and VIEs in the PRC had no aggregate undistributed earnings that are available for distribution to the Company.  Any aggregate undistributed earnings are considered to be indefinitely reinvested under FASB ASC 740, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  However, the actual amount of earnings distributable to the Company from its subsidiaries and VIEs in the PRC could vary as a result of the restrictions and procedures governed by the relevant tax authorities and the State Administration of Foreign Exchange.  In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

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

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits in each case, and has measured the unrecognized tax benefits associated with the tax positions.  Based on this evaluation, the Group has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements.  The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.  The Group classifies interest and/or penalties related to income tax matters in income tax benefit (expense).  As of December 31, 2013, there is no interest or penalties related to uncertain tax positions.  The years 2008 to 2013 remain subject to examination by the PRC tax authorities.

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

In 2011, 2012 and 2013, the Group granted 84,000, 154,926 and 1,036,500, respectively, restricted shares to employees.  No share options were granted in 2011, 2012 and 2013.

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

No share options are granted to employees during the years ended December 31, 2011, 2012 and 2013.

A summary of share options under the Plan during the years ended December 31, 2011, 2012 and 2013 is presented below:

			Weighted-
	Number	Weighted-	average	Weighted-
	of	average	remaining	average
	shares	exercise price	contractual life	fair value

Outstanding as of January 1, 2011	1,771,824	$4.13	7.34	$1.45
Exercised	(88,334)	1.05		0.18
Forfeited	(128,137)	6.06		3.92

Outstanding as of December 31, 2011	1,555,353	$4.55	6.30	$1.33
Exercised	(39,100)	1.00		0.21
Forfeited	(27,557)	5.31		3.60

Outstanding as of December 31, 2012	1,488,696	$4.22	5.28	$1.46
Forfeited	(70,276)	5.10		2.25

Outstanding as of December 31, 2013	1,418,420	$4.01	4.20	$1.33

Exercisable as of December 31, 2013	1,411,260	$4.40	4.21

Vested or expected to vest as of December 31, 2013	1,411,260	$4.40	4.21

The Company received proceeds of $92,840, $39,000 and $nil from exercise of share options by the employee during the years ended December 31, 2011, 2012 and 2013, respectively.

The aggregate intrinsic value of options outstanding, options exercisable and options vested or expected to vest as of December 31, 2013 was $nil, $nil, and $nil, respectively.

The aggregate intrinsic values of share options exercised during the years ended December 31, 2011 and 2012 were $230,732 and $78,216, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

16.                               SHARE INCENTIVE PLAN - continued

Restricted shares

A summary of restricted shares under the Plan during the years ended December 31, 2011, 2012 and 2013 is presented below:

		Weighted
	Number of	average
	shares	fair value

Outstanding as of January 1, 2011	243,889	$3.95
Granted	84,000	1.83
Forfeited	(3,100)	4.33
Vested	(16,764)	5.04

Outstanding as of December 31, 2011	308,025	$3.31
Granted	154,926	0.38
Forfeited	(5,171)	4.27
Vested	(14,429)	5.02

Outstanding as of December 31, 2012	443,351	$2.96
Granted	1,036,500	0.59
Forfeited	(181,251)	0.78
Vested	(194,200)	0.81

Outstanding as of December 31, 2013	1,104,400	$1.07

The fair value of restricted shares was determined to be the market value of the common shares on the date of grant.

Restricted shares are granted subject to certain restrictions.  The majority of the restricted shares generally vest 25% after the first year of service and rateably over the remaining 36-month period, and certain of the restricted shares vest based on certain performance conditions.  Included in the 1,036,500 restricted shares granted during 2013 are 118,500 restricted shares that would vest based on certain performance conditions.

The total share-based compensation expense in relation to options and restricted shares recognized in the statements of operations for the years ended December 31, 2011, 2012 and 2013 was $817,673, $668,654 and $814,290, respectively.

As of December 31, 2013, total unrecognized share-based compensation expenses related to non-vested share options and non-vested restricted shares granted under the Plan amounted to $541,076.  Such unrecognized expenses are expected to be recognized over 2.5 years.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

17.                               PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  The total contributions for such employee benefits for the years ended December 31, 2011, 2012 and 2013 were $1,566,848, $1,682,720 and $1,665,975, respectively.

18.                               COMMITMENTS AND CONTINGENCY

(a)                                 Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises.  Rental expense under operating leases for the years ended 2011, 2012 and 2013 was $1,651,398, $1,565,110 and $1,349,017, respectively.

As of December 31, 2013, the Group was obligated under certain operating leases, relating to the rental of office premises, requiring minimum rental payments as follows:

Year ending December 31,
2014	$1,153,000
2015	697,000
2016	442,000
2017	74,000
2018	14,000
2019 and thereafter	17,000

$2,397,000

(b)                                 Other commitments

The Group has entered into several agreements to pay media costs for periods of 5 to 10 years.  As of December 31, 2013, future minimum purchase commitments under these agreements totalled approximately $193,320,000, which will be payable as follow:

Year ending December 31,
2014	$72,658,000
2015	63,913,000
2016	21,849,000
2017	11,706,000
2018	9,036,000
2019 and thereafter	14,158,000

$193,320,000

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCY - continued

(c)                                  Litigation with former shareholders of DMG

The Company filed a summons with notice in the Supreme Court of the State of New York, which is the trial court there (the “New York Court”) on December 27, 2010 against the selling shareholders and former management of DMG.  The summons with notice alleged that the selling shareholders of DMG (i) engaged in an unlawful scheme to induce the Group, through false, deceptive, and misleading statements concerning DMG’s financial condition and performance, to pay a grossly inflated price to purchase DMG in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme.  The summons with notice further alleged that the Group is owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which the Company acquired DMG (the “Merger Agreement”).  The claims summarized in the summons with notice were set forth in a more detailed complaint filed by the Company on February 2, 2011.

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

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits.  It granted the motion to dismiss the Group’s fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of DMG’s electronic data.  The New York Court denied the Former DMG Shareholders’ motion to dismiss the Group’s indemnification claim for not less than $2,785,633 but granted their motion to attach the Group’s assets in the amount of $30 million plus interest, as security in the event the Former DMG Shareholders were successful in their monetary claims against the Group.  The ruling also required the Former DMG Shareholders to file a $500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment.  Finally, the New York Court denied the Former DMG Shareholders’ request to compel the Group to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

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

On August 13, 2012 the New York Court entered an order (the “August 13 Order”) directing the Group, on or before August 21, 2012 (a) to transfer $60 million in assets readily convertible into U.S.  currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) to deposit $60 million into an escrow account controlled by the Sheriff, or (c) to make other arrangements satisfactory to the plaintiffs in the litigation for security with respect to the final judgment plaintiffs seek in that amount.  The Group took prompt steps to comply with the August 13 Order and have arranged for the delivery to the Sheriff of more than $3.2 million in cash denominated in or convertible to U.S.  dollars that were held by or for the Group outside the PRC and such transferred amount was recorded as restricted cash as of December 31, 2012.  With respect to funds held within the PRC in RMB, any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the State Administration on Foreign Exchange (“S.A.F.E.”).  Accordingly, on August 20, 2012 the Company applied to the S.A.F.E.  for such approval, for the transfer of the balance required under the August 13 Order (an amount equivalent to approximately $56.8 million).  S.A.F.E., however, denied the application.  At the same time as taking steps to comply with the August 13 order to the extent possible, the Company has appealed from that order.  It sought a stay of enforcement of the August 13 Order, but that request was denied, first by a single judge of the appellate court on August 17, 2012 and then by a full panel of that court on October 2, 2012.  The August 13 order is reversed by New York Court on June 11, 2013 as explained below.

On October 21, 2012, Former DMG Shareholders filed a contempt motion in the New York Court against the Group for failure to transfer $60 million into New York State by August 21, 2012 as directed in the August 13 Order.

On January 7, 2013, the New York State Supreme Court issued an order of civil contempt against the Group that it had failed to comply fully with the August 13 Order requiring the Group to post security in connection with prejudgment orders of attachment totaling $60 million.  The turnover order required the Group to pay that amount to the New York City Sheriff or enter into an escrow of the funds in the PRC or alternative security arrangement acceptable to plaintiffs.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCY - continued

(c)                                  Litigation with former shareholders of DMG - continued

On February 19, 2013 the New York State Supreme Court entered a modified order (the “February 19 Order”), adding to the terms of the August 13 Order the alternative provision that the Group may deposit in escrow, with the Jun He Law Offices as escrow agent, an amount of Chinese currency equivalent to $60 million less the amount currently on deposit of approximately $4.5 million with the New York City Sheriff’s Office, to be held in escrow until a final judgment in this action or a settlement between the parties resolving the action.  However, the Jun He Law Offices have informed the New York Court that they were not willing to serve as escrow agent and the Company had been advised that any escrow of funds to be held in PRC pursuant to an agreement that contemplates the possibility of ultimate transfer of Chinese currency outside of PRC requires approval of S.A.F.E.  The contempt sanction was a fine of $250 plus payment of the plaintiffs’ attorneys’ fees incurred on the contempt application.  On May 16, 2013, the New York Court ordered the Group to pay Former DMG Shareholders $250 fine plus plaintiffs’ costs and reasonable attorneys’ fees in the amount of $185,892.

On June 11, 2013, the Appellate Division, First Department of the Supreme Court of the State of New York entered a Decision and Order (the “Appellate Division Ruling”), determining appeals and cross-appeals from rulings by the New York Court.  The Appellate Division Ruling (a) affirmed the New York Court’s orders of November 3, 2011 granting the motions of the Former DMG Shareholders to dismiss the claims and counter-claims of the Group for fraud, unjust enrichment and declaratory judgment, (b) reversed that part of the New York Court’s order of June 15, 2012 that denied the Former DMG Shareholders’ motion for partial summary judgment on the defense asserted by the Group to the Former DMG Shareholders’ claims for breach of contract, including the defense based on allegations of intentional destruction of certain electronic data that was to be conveyed as part of the sale of the assets of Digital Media Group, and (c) affirmed the New York Court’s denial of the Former DMG Shareholders’ motion to dismiss the breach of contract and indemnity claim asserted by the Group, seeking an amount not less than $2,785,633, based on alleged inaccuracies in the representations and warranties within the Merger Agreement.

With respect to the orders entered by the New York Court regarding the attachment of the Group’s assets, the Appellate Division Ruling (d) reversed the New York Court’s order entered on November 4, 2011, granting the motion by the Former DMG Shareholders for pre-judgment attachment of assets of the Group, (e) reversed the New York Court’s order entered on June 15, 2012, granting the motion by the Former DMG Shareholders to confirm the two ex parte orders of attachment they previously obtained in the aggregate amount of $60 million (the “Attachment Orders”), and (f) reversed the New York Court’s order entered on August 13, 2012, granting the motion of the Former DMG Shareholders’ to compel the Group to transfer $60 million into New York pursuant to the Attachment Orders.

Neither the Group nor the Former DMG Shareholders sought leave to appeal the Appellate Division Ruling, which therefore became final.  On July 15, 2013, the New York Court entered an order requested by the Former DMG Shareholders granting summary judgment on two of their causes of action in the amount of $60 million plus interest and certain costs and permitting execution on such judgment.  On July 26, 2013, the Clerk of the New York Court entered judgment in favor of the Former DMG Shareholders pursuant to the July 15, 2013 order, directing that they shall recover from the Group the sum of $71,800,047 and have execution thereof (the “New York Judgment”).

On July 29, 2013, proceedings were begun in the Cayman Islands against the Group for the enforcement of the New York Judgment entered on July 26, 2013 (the “Cayman Islands Proceeding”) and the Group has received a Writ of Summons.

On August 22, 2013, Former DMG Shareholders sought an order from the New York Court directing the Sheriff to pay to them the amount awarded on the contempt motion.  On September 10, 2013, the New York Court entered an order directing the Sheriff to pay Former DMG Shareholders the amount awarded on their contempt motion, and on September 25, 2013, the Sheriff disbursed funds to Former DMG Shareholders in the amount of $186,142.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCY - continued

(c)                                  Litigation with former shareholders of DMG - continued

On October 21, 2013, the Company appeared before the New York Court and put a stipulation on the record, approved by the New York Court, agreeing to a continuation of the temporary stay entered by the New York Court on July 29, 2013, prohibiting the Sheriff from disbursing any additional funds held by him in escrow pending an application by Former DMG Shareholders for such disbursement upon notice to the Company.  At that same court appearance, the Company voluntarily withdrew without prejudice its application to enforce the Appellate Division Ruling and to compel the return of remaining funds held by the Sheriff.

On February 14, 2014, the Company stipulated to the withdrawal of all appeals in that action pending before the Appellate Division.  The stipulation was transmitted to the New York Court on February 19, 2014.

As of December 31, 2013, the Sheriff held $4.5 million, pursuant to the August 13 Order, in an interest-bearing account.  The amount includes the principal sum transferred by the Company and accrued interest.  Such amount is included in the restricted cash on the consolidated balance sheets as of December 31, 2012 and 2013.

As a result of the above litigation, penalty interest on the overdue payable of $3,375,000, $5,993,145 and $2,149,903 are recognised during the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, consideration payable of $75,800,047 (including $11,800,047 accrued penalty interest on the overdue consideration payable) is recorded by the Company and it is the management’s best estimate of the consideration required to settle the litigation with the Former DMG Shareholders.

On April 30, 2014, the Company entered into Settlement Arrangement with the Former DMG Shareholders to settle this litigation.  See note 23 for details.

(d)                                 Other litigation

The litigation of Yi Zhao v. Dina Liu, Visionchina Media Inc was filed on October 26, 2012, but service of the complaint is not alleged to have been made on the Company until at least August 26, 2013, by delivery to the Company’s headquarters in the People’s Republic of China.  The litigation arises out of the dissolution of the marriage between Yi Zhao and Dina Liu Dan, a former Chief Financial Officer of the Company.  The primary claims are asserted against Dina Liu Dan, who is alleged to have exercised certain stock options for the Company’s stock (through a company she allegedly controls, Barrie Holdings) without sharing the proceeds with her former husband, Yi Zhao.  The single claim asserted against the Company is for aiding and abetting fraud by Dina Liu Dan, with damages alleged to be approximately $5,000,000.  The underlying fraud claim against Dina Liu Dan, however, has been dismissed for lack of personal jurisdiction, although a dismissal motion by Barrie Holdings was denied.  The Company filed a motion to dismiss the single claim on December 24, 2013, which was denied by decision and order dated February 28, 2014.  On March 11, 2014, Yi Zhao moved for entry of a default judgment against the Company, on the basis of the Company’s purported failure to answer or move to dismiss the complaint within the period permitted by law.  On April 14, 2014, the motion of Yi Zhao for a default judgment against the Company was denied.  Management estimates that potential loss that could result from this litigation as of date of this report merely reasonably possible but not probable in accordance to ASC 450, due to uncertainty and therefore no provision was made for such amount as of December 31, 2013.  The litigation is still in progress as of the date of this report.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.                               COMMITMENTS AND CONTINGENCY - continued

(e)                                  Other

The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting.  Transmission System (the “National Standard”), was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007.  On March 27, 2006, the PRC State Administration of Radio, Film and Television (“SARFT”) promulgated the Notice Concerning Experimental Mobile Digital Television (the “March Notice”), which required all of the Group’s local operating partners must adopt the National Standard for their mobile digital television operations and the SARFT has officially issued a notice to require some of the Group’s local operating partners and direct equity investment entities to complete the adoption of the National Standard by June 30, 2010.  As of December 31, 2013, the mobile digital television network of the Group’s direct equity investment entities and the digital television broadcasting infrastructure of the Group’s local operating partners in 11 cities have been converted to the National Standard, but those in another 6 cities have not yet completed the conversion and do not meet the requirements of the National Standard.  The Group’s direct equity investment entities and local operating partners may be required to spend significant capital and other resources, including on new equipment, to convert their digital television broadcasting infrastructure to the National Standard.  Under some of the Group’s exclusive advertising agency agreements, the Group may be responsible for a portion of such expenditures in 3 of the 6 cities that have not yet completed the conversion.  The total cost of converting the equipment to the 3 cities is not expected to exceed $0.4 million.  However, the Group and its local operating partners in these 3 cities have not yet determined the allocation of such capital expenditures, and there is no reliable basis for management to accurately estimate the amount and timing of capital expenditures required for these local operating partners, therefore, no accrual for such liability has been made in the consolidated financial statements.

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

Major Customers

There is no individual customer with advertising service revenue over 10% of the advertising service revenue for the years ended December 31, 2011, 2012 and 2013.

There is no individual customer with balances over 10% of the accounts receivable as of December 31, 2011 and  2013, and one customer accounted for 11% of the accounts receivable as of December 31, 2012.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.                               RELATED PARTY TRANSACTIONS

(a)                                 Details of amounts due from related parties as of December 31, 2012 and 2013 are as follows:

	December 31,
	2012	2013

Changzhou Mobile	$43,665	$52,271
DMG Chongqing	447,679	799,613
Eastlong Huatong	325,632	—
Henan Mobile	—	72,827
Hubei Mobile	253,751	217,212
Jilin Mobile	272,749	109,662
Ningbo Mobile	103,126	310,913
Shenzhen Mobile	39,073	23,926
Shenzhen Media	—	45,200
Director and management of the Company	600,226	697,304
A non-controlling shareholder	18,515	—
	$2,104,416	$2,328,928

The amounts due from related parties are non-interest bearing and repayable on demand.

(b)                                 Details of amounts due to related parties as of December 31, 2012 and 2013 are as follows:

	December 31,
	2012	2013

Chengdu Mobile	$437,773	$332,253
Eastlong Huatong	—	78,633
Henan Mobile	36,963	—
Shenzhen Champs Elysees Renovations Co., Ltd. (“Champs Elysees”)	4,085	3,825
Shenzhen Meidi Zhiye Development Co., Ltd. (“Zhiye”)	7,669	21,352
Shenzhen Meiye Qiye Development Co., Ltd. (“Qiye”)	—	1,035
Suzhou Mobile	446,615	64,235
Wuxi Guangtong	197,981	457,121
Zhongguanguoji	697,326	719,089
	$1,828,412	$1,677,543

The amounts due to related parties are non-interest bearing and repayable on demand.

Zhiye and Qiye are companies in which the Chief Executive Officer of the Company holds a beneficial interest and Champs Elysees is a company in which the Chief Executive Officer’s wife holds a beneficial interest.

The amounts due from (to) related parties mainly arise from trading transactions with related parties (such as receipt of services rendered by related parties) and payments of expenses on behalf of the related parties.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.                               RELATED PARTY TRANSACTIONS - continued

(c)                                  Advertising service revenue and equipment revenue to related parties

The Group provided advertising service and sold digital equipment at negotiated price to related parties for a total amount of, $219,918, $747,550 and $2,242,573 for the years ended December 31, 2011, 2012 and 2013 respectively.  Details are as follows:

	Year ended December 31,
	2011	2012	2013

Chengdu Mobile	$—	$(564)	$—
DMG Chongging	—	(746,587)	(1,139,078)
Hubei Mobile	—	(399)	(1,102)
Jilin Mobile	—	—	(226)
Ningbo Mobil	—	—	(296,040)
Shenzhen Deshan Yinshi Co., Ltd. (“Shenzhen Deshan”)	—	—	(806,127)
Shenzhen Mobile	(219,918)	—	—
	$(219,918)	$(747,550)	$(2,242,573)

Shenzhen Deshan is a company in which the Chief Executive Officer of the Company holds a beneficial interest.

The Group has purchased digital equipment at negotiated price from related parties of nil, $693,614 and $648,935 for the years ended December 31, 2011, 2012 and 2013, respectively.

(d)                                 Services rendered by related parties

The Group has received broadcasting service and other services from related parties at negotiated prices for a total amount of $15,745,255, $9,822,584 and $8,393,864 for the years ended December 31, 2011, 2012 and 2013, respectively.  Details are as follows:

	Year ended December 31,
	2011	2012	2013

Chengdu Mobile	$1,930,094	$2,018,325	$1,859,950
Dalian Mobile	1,511,008	1,536,657	770,964
DMG Chonqging	—	286,665	387,798
Eastlong Huatong	—	—	300,791
Guangtong Mobile	1,107,789	1,229,301	1,323,535
Haerbin Mobile	3,990	—	—
Henan Mobile	355,111	374,435	556,960
Hubei Mobile	987,133	1,132,080	1,303,298
Jilin Mobile	537,920	578,175	602,118
Ningbo Mobile	1,380,029	1,363,903	761,977
Shenzhen Mobile	7,157,504	—	—
Suzhou Mobile	774,677	1,303,043	526,473
	$15,745,255	$9,822,584	$8,393,864

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.                               RELATED PARTY TRANSACTIONS - continued

(e)                                  Rental expense

During the years ended December 31, 2011, 2012 and 2013, the Group rented office space from Zhiye.  The rate for rent was determined based on negotiated prices.  The rental expense for the years ended December 31, 2011, 2012 and 2013 was $216,317, $303,269 and $340,556, respectively.

(f)                                   Others

For the years ended December 31, 2011, 2012 and 2013, the Group paid office decoration charges of $195,788, $324,444 and $4,446, respectively, to Champs Elysees.  During the years ended December 31, 2011, 2012 and 2013, the Group also paid property management fees and utility expenses of $29,172, $48,274 and $53,355, respectively, to Shenzhen Champs Elysees Management Co. Ltd. (“Champs Elysees Management”).

Champs Elysees Management is a company in which the Chief Executive Officer’s wife holds a beneficial interest.

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

There were no appropriations to reserves by the Company other than the Company’s VIEs and certain of the VIEs’ subsidiaries in the PRC during any of the periods presented.  During the years ended December 31, 2011, 2012 and 2013, approximately $137,945, $45,286 and nil was appropriated from retained earnings to the statutory surplus fund, respectively, which are included in the accumulated deficit of the Group.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

22.                               RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets and reserves to the Company either in the form of dividends, loans, or advances.  Amounts restricted include restricted cash, paid up capital and statutory reserves of the Company’s PRC subsidiaries and VIEs, totaling approximately $168.4 million and $153.4 million as of December 31, 2012 and 2013, respectively.

23.                               SUBSEQUENT EVENTS

On April 30, 2014, the Company entered into Settlement Arrangement with the Former DMG Shareholders to settle the litigation with them.  Under the Settlement Arrangement, the Company agrees to (a) release the entire amount of the indemnity escrow fund currently deposited in the designated escrow account as set out in Note 3 (consisting of $4 million and 847,601 common shares of the Company, to be converted to ADSs, plus interest accrued), (b) pay $12 million cash, including the funds of $4.5 million held by the Sheriff as set out in Note 18(c) to the Former DMG Shareholders and (c) issue the Notes with principal amount of $58 million to the Former DMG Shareholders.  The Notes will be redeemed by the Company in installments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, at the amount of $4 million, $5 million, $13.5 million, $16.5 million, $16 million and US$3 million, respectively.  Interest on the Notes is accrued at a rate of the actual weighted average borrowing rate of the Company per annum.  The Notes are convertible at the elections of the holders of the Notes in Certain Scenarios.  The Company is currently evaluating the impact of the Settlement Arrangement, including the issuance of the Notes, on the consolidated financial statements and therefore the fair value of the settlement amount is not determinable as of date of this report. The consideration payable of approximately $75,800,000 recorded as of December 31, 2013 is the management’s best estimate of the consideration required to settle the litigation with the Former DMG Shareholders.

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

BALANCE SHEETS

(Amounts in U.S. Dollars (“$”), except number of shares)

	December 31,
	2012	2013

ASSETS
Current Assets:
Cash and cash equivalents	$296	$779
Restricted cash	13,525,585	11,933,535
Amounts due from subsidiaries	43,677,656	69,535,879
Prepaid expenses and other current assets	228,535	103,243

Total current assets	$57,432,072	$81,573,436

Non-current Assets:
Fixed assets, net	$26,799	$9,020
Intangible assets, net	9,575	8,191
Investments in subsidiaries	—	—

Total non-current assets	$36,374	$17,211

TOTAL ASSETS	$57,468,446	$81,590,647

LIABILITIES AND EQUITY
Current Liabilities:
Amounts due to subsidiaries	$7,405,538	$49,238,024
Accrued expenses and other current liabilities	10,148,850	13,027,789

Total liabilities	$17,554,388	$62,265,813

Non-current Liabilities:

Equity
Common shares ($0.0001 par value; 200,000,000 shares authorized; 101,366,544 and 101,560,744 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	$10,137	$10,156
Additional paid-in capital	342,670,656	343,512,927
Accumulated deficit	(339,626,880)	(363,594,750)
Accumulated other comprehensive income	36,860,145	39,396,501

Total VisionChina Media Inc. shareholders’ equity	$39,914,058	$19,324,834

TOTAL LIABILITIES AND EQUITY	$57,468,446	$81,590,647

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2011	2012	2013

General and administrative expenses	$(6,542,591)	$(10,257,148)	$(4,927,611)
Equity in loss of subsidiaries	(6,197,150)	(145,582,875)	(1,284)
Impairment losses recognised on amounts due from subsidiaries	—	(90,652,506)	(19,118,382)

Operating loss	(12,739,741)	(246,492,529)	(24,047,277)
Interest income	332,608	83,337	79,407
Interest expense	(96,159)	—	—

Net loss	$(12,503,292)	$(246,409,192)	$(23,967,870)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENT OF COMPREHENSIVE INCOME

(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2011	2012	2013

Net loss	$(12,503,292)	$(246,409,192)	$(23,967,870)
Other comprehensive income net of tax:
Change in cumulative foreign currency translation adjustments	12,872,968	2,431,227	2,536,356
Total comprehensive income (loss)	$369,676	$(243,977,965)	$(21,431,514)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amounts in U.S. Dollars (“$”), except number of shares)

					Accumulated
			Additional		other	Total
	Common shares		paid-in	Accumulated	comprehensive	shareholders’
	Number	Amount	capital	deficit	income	equity

Balance at January 1, 2011	84,894,888	$8,490	$273,934,960	$(80,714,396)	$21,555,950	$214,785,004
Shares issued to certain subscribers	17,375,479	1,737	68,995,004	—	—	68,996,741
Share repurchase	(1,062,450)	(106)	(1,877,459)	—	—	(1,877,565)
Exercise of share options	88,334	8	92,832	—	—	92,840
Restricted shares	16,764	2	(2)	—	—	—
Share-based compensation	—	—	817,673	—	—	817,673
Foreign currency translation adjustment	—	—	—	—	12,872,968	12,872,968
Net loss	—	—	—	(12,503,292)	—	(12,503,292

Balance at December 31, 2011	101,313,015	$10,131	$341,963,008	$(93,217,688)	$34,428,918	$283,184,369
Exercise of share options	39,100	4	38,996	—	—	39,000
Restricted shares	14,429	2	(2)	—	—	—
Share-based compensation	—	—	668,654	—	—	668,654
Foreign currency translation adjustment	—	—	—	—	2,431,227	2,431,227
Net loss	—	—	—	(246,409,192)	—	(246,409,192)

Balance at December 31, 2012	101,366,544	$10,137	$342,670,656	$(339,626,880)	$36,860,145	$39,914,058
Restricted shares	194,200	19	(19)	––	––	––
Share-based compensation	—	—	842,290	—	—	842,290
Foreign currency translation adjustment	—	—	—	—	2,536,356	2,536,356
Net loss	—	—	—	(23,967,870)	—	(23,967,870)
Balance at December 31, 2013	101,560,744	$10,156	$343,512,927	$(363,594,750)	39,396,501	$19,324,834

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

 STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2011	2012	2013
Cash flows used in operating activities:
Net loss	$(12,503,292)	$(246,409,192)	$(23,967,870)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	22,293	26,561	19,163
Equity in loss of subsidiaries and variable interest entities	6,197,150	145,582,875	1,284
Impairment losses recognised on amounts due from subsidiaries	—	90,652,506	19,118,382
Share-based compensation	817,673	668,654	842,290
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(230,945)	366,765	125,292
Amounts due from subsidiaries	(60,791,933)	14,283,746	(327,047)
Accrued expenses and other current liabilities	3,600,398	5,718,238	2,596,939

Net cash (used in) provided by operating activities	(62,888,656)	10,890,153	(1,591,567)

Cash flows used in investing activities:
Acquisition of intangible assets	—	(13,844)	—
Advances (to) from subsidiaries	(18,932,360)	2,431,402	—
Restricted cash	—	(13,525,585)	1,592,050

Net cash (used in) provided by investing activities	(18,932,360)	(11,108,027)	1,592,050

Cash flows from financing activities:
Proceeds from exercise of share option, net of issuance cost of nil	92,840	39,000	—
Share repurchases	(1,877,565)	—	—
Proceeds from issuance of common shares	68,996,741	—	—

Net cash provided by financing activities	67,212,016	39,000	—

Net (decrease) increase in cash and cash equivalents	(14,609,000)	(178,874)	483

Cash and cash equivalents at the beginning of the year	14,788,170	179,170	296

Cash and cash equivalents at the end of the year	$179,170	$296	$779

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

(Amounts in U.S. Dollars (“US$”))

Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of SEC Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  As of December 31, 2012 and 2013, approximately $168.4 million and $153.4 million of the registered capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of VisionChina Media Inc. has been presented for the years ended December 31, 2011, 2012 and 2013.

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