Form 20-F
period 2014-12-31
VISIONCHINA MEDIA INC.
filed 2015-04-30
CIK 1415911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

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

102,121,144 Common Shares

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report to:

•	“ADSs” refers to our American depositary shares, each of which represents 20 common shares; and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, and the special administrative regions of Hong Kong and Macau; and

•	“Local operating partners” refers to the local television stations with which we established our direct investment entities or from which we buy advertising time, or the local mobile digital television operating companies with which we entered into exclusive agency agreements or from which we buy advertising time.

As of December 31, 2014, the local television stations with which we had established our direct investment entities included: Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station, and Ningbo Broadcast and Television Group.

As of December 31, 2014, the local mobile digital television operating companies with which we had entered into exclusive agency agreements included: Beijing Beiguang Media Mobile Television Co., Ltd, Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Jilin Mobile Television Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited, Changsha Guangdian Digital Mobile Television Co., Ltd., and Henan China Digital Mobile Television Company Limited.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 and as of December 31, 2013 and 2014.

ADSs are listed on the Nasdaq Global Market under the symbol “VISN”. On December 12, 2012, we effected a change in our ADS to common share ratio from one ADS representing one common share to one ADS representing 20 common shares.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected condensed consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 and the condensed consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The following selected condensed consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the condensed consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included elsewhere in this annual report. You should read the selected condensed consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2010	2011	2012	2013	2014
	(US$, except number of shares)

Condensed Consolidated Statement of Operations Data:
Revenues (1)
Advertising service revenue	138,056,640	179,415,668	114,741,386	103,117,293	102,406,380
Advertising equipment revenue	—	1,778,682	926,464	1,624,055	1,394,621
Total revenues	138,056,640	181,194,350	115,667,850	104,741,348	103,801,001
Cost of revenues
Advertising service cost	(121,000,454)	(127,057,954)	(121,374,431)	(90,310,455)	(102,246,766)
Advertising equipment cost	—	(1,494,027)	(345,291)	(513,095)	(538,517)
Total cost of revenues	(121,000,454)	(128,551,981)	(121,719,722)	(90,823,550)	(102,785,283)
Gross profit/(loss)	17,056,186	52,642,369	(6,051,872)	13,917,798	1,015,718
Operating expenses (2)	(183,535,813)	(63,639,179)	(246,463,622)	(38,761,257)	(33,865,044)
Government grant	—	—	756,757	2,783,085	4,165,627
Share of (losses) profits from equity method investees	(109,989)	230,280	45,509	(76,412)	(1,946)
Dividend income	—	142,265	162,100	128,611	254,759
Gain on settlements of consideration payable	—	—	—	—	1,800,047
Other operating income	—	175,903	—	1,307	—
Operating (loss) profit	(166,589,616)	(10,448,362)	(251,551,128)	(22,006,868)	(26,630,839)
Interest income	2,082,605	1,711,117	696,292	418,736	307,072
Interest expense	(4,952,239)	(4,716,577)	(2,614,543)	(1,425,625)	(4,569,207)
Change in fair value through profit and loss	—	—	—	—	157,518
Other income (expenses)	—	42,153	(605,958)	(669,018)	(587,937)
Net loss before income taxes	(169,459,250)	(13,411,669)	(254,075,337)	(23,682,775)	(31,323,393)
Income tax benefit (expense)	18,202,289	793,415	7,547,421	(373,584)	(142,554)
Net loss	(151,256,961)	(12,618,254)	(246,527,916)	(24,056,359)	(31,465,947)
Net (income) loss attributable to noncontrolling interest	(81,261)	114,962	118,724	88,489	388,732
Net loss attributable to VisionChina Media Inc. shareholders	(151,338,222)	(12,503,292)	(246,409,192)	(23,967,870)	(31,077,215)
Net loss per common share:
Basic	(1.83)	(0.12)	(2.43)	(0.24)	(0.31)
Diluted	(1.83)	(0.12)	(2.43)	(0.24)	(0.31)
Weighted average number of shares used in computation of net loss per share:
Basic	82,739,234	102,047,412	101,351,222	101,495,442	101,601,913
Diluted	82,739,234	102,047,412	101,351,222	101,495,442	101,601,913
Share-based compensation expenses during the related periods included in:
Cost of revenues	100,711	58,836	52,824	73,225	72,778
Selling and marketing expenses	432,632	447,767	394,719	379,246	107,404
General and administrative expenses	414,162	311,070	221,111	389,819	390,499

(1)	Before January 1, 2012, our advertising revenues were subject to business tax. The PRC government implemented a value-added tax, or VAT, reform pilot program, or the VAT Tax Reform, which replaced the business tax with VAT on selected sectors including the advertising sector, in Shanghai effective from January 1, 2012, in Beijing effective from September 1, 2012, and in Shenzhen effective from November 1, 2012. Commencing on August 1, 2013, the VAT Tax Reform expanded to all regions in the PRC. With the adoption of the VAT Tax Reform, the VAT rate on our advertising revenues applicable to the subsidiaries and consolidated variable interest entities is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

(2)	Included in operating expenses for the years ended December 31, 2010 and 2012 were non-cash impairment losses of US$145.7 million and US$178.8 million, respectively, made against the intangible assets and goodwill relating to our acquisitions of three out of the six advertising agency businesses in 2008 and our acquisition of Digital Media Group Company Limited, or Digital Media Group, in 2010. For details of such impairment loss, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Comparison of Years Ended December 31, 2013 and December 31, 2012”.

	As of December 31,
	2010	2011	2012	2013	2014
	(US$, except number of shares)

Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	67,211,336	80,309,629	29,012,381	38,949,359	19,484,553
Total assets	442,959,951	415,140,682	149,795,319	151,140,598	102,306,914
Total current liabilities	185,514,939	120,961,630	108,805,722	129,630,299	61,541,478
Total equity (deficit)	215,252,534	283,401,981	40,012,946	19,335,233	(10,253,238)
Common shares	8,490	10,131	10,137	10,156	10,212
Total VisionChina Media Inc. shareholders’ equity (deficit)	214,785,004	283,184,369	39,914,058	19,324,834	(11,510,067)
Number of common shares issued and outstanding	84,894,888	101,313,015	101,366,544	101,560,744	102,121,144

	As of December 31,
	2012	2013	2014
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	87,473	78,955	72,489
Direct investment cities	1,571	—	—
Total	89,044	78,955	72,489
Number of digital displays in our supplemental subway advertising platform	19,523	32,208	18,786

	For the Year Ended December 31,
	2012	2013	2014
Total hours of broadcasting (1)	162,917	152,575	147,077
Average revenue per hour (1)(2) (US$)	667	633	590
Average advertising minutes sold per hour	6.53	7.43	7.94

(1)	Includes all of the cities in our network and supplemental subway advertising platform.
(2)	We calculate average revenue per hour by dividing our advertising service revenue derived from our network and supplemental subway advertising platform by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.

Exchange Rate Information

A number of RMB-denominated figures used in this annual report are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014, which was RMB6.2046 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of RMB per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.1930 to US$1.00 as of April 24, 2015.

	Exchange Rate (Renminbi per US Dollar) (1)
Period	Period End	Average (2)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
October	6.1124	6.1251	6.1107	6.1385
November	6.1429	6.1249	6.1117	6.1429
December	6.2046	6.1886	6.1490	6.2256
2015
January	6.2495	6.2181	6.1870	6.2535
February	6.2695	6.2518	6.2399	6.2695
March	6.1990	6.2386	6.1955	6.2741
April (through April 24, 2015)	6.1930	6.2000	6.1927	6.2152

(1)	The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Related to Our Company and Our Industry

We incurred recurring loss and experienced negative cash flow from operations.

We recorded net losses of US$246.5 million, US$24.1 million and US$31.5 million for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had cash and cash equivalents of US$19.5 million with bank borrowings due within one year of US$13.8 million and a convertible note reaching maturity within one year related to our settlement of a litigation with certain selling shareholders of Digital Media Group, or DMG in the amount of US$4.0 million.

This uncertainty may create additional concerns for our creditors, suppliers, customers and other counterparties, which may make it more difficult for us to conduct our business and meet our debt and other obligations. Moreover, our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty; and the adjustments to our consolidated financial statements could be substantial.

Due to current and on-going deterioration in market conditions for the advertising industry in China and the overall global economic slowdown, we have scaled back certain of our businesses. The uncertain sustainability of China’s advertising industry in the current macroeconomic environment is likely to continue to adversely affect demand for our service. In order to mitigate the above factors, we have the following plans and actions:

•	We have taken or are in the process of taking a number of initiatives to reduce costs and improve the management of our working capital. We have been negotiating with a number of vendors, including vendors of concession rights contracts, to obtain lower prices or more favorable payment terms in order to achieve cost savings for us. We have decided to postpone a substantial portion of our planned capital expenditures for our mobile digital television network over the next twelve months. In addition, we have implemented measures to more closely monitor the collection of receivable balances with an aim to improve liquidity.

•	On April 30, 2014, we entered into a settlement agreement, a subscription agreement and a note instrument, or collectively, the Settlement Arrangement, with Gobi Ventures, Inc., formerly known as Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P. and Thomas Gai Tei Tsao, or collectively, the Former DMG Shareholders, to settle litigation with them. Under the Settlement Arrangement, we agreed to (a) release the entire amount of the indemnity escrow fund currently deposited in the designated escrow account as set out in Note 3 of our consolidated financial statements included elsewhere in this annual report (consisting of US$4 million and 847,601 of our common shares, to be converted to ADSs, plus interest accrued thereon), (b) pay US$12 million cash to the Former DMG Shareholders, including the funds of US$4.5 million held by the Sheriff as set out in Note 19(c) of our consolidated financial statements included elsewhere in this annual report and (c) issue convertible promissory notes, or the Notes, with a principal amount of US$58 million to the Former DMG Shareholders. We will redeem the Notes in installments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, in amounts of US$4 million, US$5 million, US$13.5 million, US$16.5 million, US$16 million and US$3 million, respectively. Interest accrues on the Notes at a rate equal to our actual weighted average borrowing rate per annum. The Notes are convertible at the election of the Former DMG Shareholders under certain circumstances as provided under the Settlement Arrangement.

We believe that, taking into account the issuance of the Notes, adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements and to meet our short term debt obligations, other liabilities and commitments as they become due.

Any failure on our part to comply with the terms of the US$58 million of secured convertible promissory notes, recently issued by us to the Former DMG Shareholders, could result in a default under the terms of those notes and, if such default were uncured, it could potentially result in action that may undermine control over certain subsidiaries of our company.

Pursuant to our recent settlement agreement with the Former DMG Shareholders, we issued to them US$58 million of convertible promissory notes, or the Notes. These Notes are subject to certain terms and conditions including negative covenants that, among other things, restrict our ability to, with certain exceptions, (i) agree to any encumbrances or undertakings with respect to the assets or revenues of our company, its subsidiaries and consolidated variable interest entities, or VIEs, collectively the Group except for collateral for bank loans in the ordinary course of business and on normal commercial terms, (ii) engage in dissolution or liquidation of major subsidiaries, (iii) transfer equity interest in any subsidiaries, (iv) pay dividends or make distributions, or (v) modify our arrangement with respect to our variable interest entities, or VIEs. We will redeem the Notes in instalments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, in amounts of US$4 million, US$5 million, US$13.5 million, US$16.5 million, US$16 million and US$3 million, respectively. If we fail to comply with the terms and conditions of these Notes, the Former DMG Shareholders could declare a default under the Notes. If the default were to remain uncured, the Former DMG Shareholders would have certain rights with respect to replacing members of the boards of directors of certain subsidiaries in the Group. As such, any default remaining uncured by us could potentially lead to a change of control over certain subidiaries of our company.

Any conversion of the Notes would dilute the ownership interests of our existing shareholders and holders of our ADSs.

The Former DMG Shareholders now hold the Notes in an amount of US$58 million. The Notes do not contain a mandatory conversion requirement. Any Former DMG Shareholder may convert the Notes held by it, at its election, in either of the following two scenarios: (1) Conversion Qualified Financing: Upon the closing of any transactions in which we issue equity securities or securities convertible into equity, or Qualified Financing, the Former DMG Shareholders shall have the right to convert the Notes at their election. The maximum amount of the Notes which the Former DMG Shareholders may convert shall not exceed the lower of (i) outstanding principal plus interest accrued on the Notes; and (ii) gross proceeds of the Qualified Financing. The price payable to convert the Notes shall be 80% of (i) the effective per share price in the Qualified Financing; or (ii) the conversion price for the debt or other securities convertible into common shares to be issued in the Qualified Financing; (2) Maturity Date Conversion: we may elect to repay at any time no later than 60 days before the corresponding maturity date. The Former DMG Shareholders shall have the option to, within the 30 days before each maturity date, convert some or all of the Notes, into shares in us at a price which is 80% of the weighted average NASDAQ trading price during the last 90 days before the issuance of a conversion notice in respect of said Notes. The conversion of some or all of the Notes would dilute the ownership interests of our existing shareholders and holders of our ADSs, and could cause the price of our ADSs to decline. In addition, any sales in the public market of the ADSs issuable upon such conversion could adversely affect the price for our ADSs prevailing in the open market.

The prolonged global economic and financial market crisis has had and may continue to have a negative effect on the market price of our ADSs, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

The prolonged global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States, China and other parts of the world. The current European debt crisis and related financial restructuring efforts, including in Greece, Italy, Spain, Portugal and Ireland, are contributing to instability in global financial markets, which adversely affects consumer confidence, the cost of borrowing and economic activity. This global economic and financial market crisis has had, and may continue to have, a negative effect on the market price of our ADSs, the volatility of which has increased as a result of the disruptions in the financial markets. The crisis also may impair our ability to borrow funds or enter into other financial arrangements if and when additional funds become necessary for our operations. We believe many of our advertisers also have been affected by the recent economic turmoil. Current or potential advertisers may no longer be in business, may be unable to fund advertising purchases, or determine to reduce purchases, all of which would lead to reduced demand for our advertising services, reduced gross margins, and increased delays of payments of accounts receivable or defaults of payments. We also are limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given our fixed media costs associated with our operations. Therefore, if the current economic downturn continues, our business, financial condition, results of operations and cash flow could be materially and adversely affected. In addition, the timing and nature of the continued recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future or that our results will not continue to be materially and adversely affected.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

We began operations in April 2005. Accordingly, we have a very limited operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It also is difficult to evaluate the viability of our mobile digital television-advertising network on mass transportation systems because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects. In addition, due to our limited operating history and recent additions to our management team, some of our senior management and employees have only worked together at our company for a relatively short period of time. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business.

We have incurred net losses in the past and may incur losses in the future.

We incurred net losses of US$246.5 million, US$24.1 million and US$31.5 million in the years ended December 31, 2012, 2013 and 2014, respectively. We pay media costs, the components of which are detailed in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Cost of Revenues — Advertising Service Costs — Media Costs”, to our local operating partners for operating our advertising business on buses and subways. These costs constitute a significant portion of our cost of revenues and accounted for approximately 83.9%, 69.6% and 69.9% of our total revenues in the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, in respect of the exclusive agency agreements for our bus platforms, nine were entered into with our direct investment entities and seven were entered into with independent local operating partners. In respect of the exclusive agency agreements for our subway platforms, one agreement was entered into with one of our direct investment entities and all other agreements were entered into with independent local operating partners across five cities in the PRC. Our exclusive agency agreements typically have terms ranging from three to ten years, and do not contain any renewal provisions. Upon expiration of the exclusive agency agreements, we will discuss renewing the agreements with our local operating partners, and the detailed terms of the new exclusive agency agreements will be negotiated at that time. The exclusive agency agreements cannot be terminated before the expiry of their terms unless agreed by both parties, and any party who initiates early termination of such an agreement is subject to penalty at an amount specified in the agreement. Our media costs each year pursuant to each of these agreements is fixed and is determined upfront at the time when the agreements were signed. We negotiate each of our exclusive agency agreements with our local operating partners on a case-by-case basis and also determine through negotiation the amount of the media costs for each year under the agreement. All of our exclusive agency agreements contain escalation clauses to increase the media costs at pre-determined fixed amounts each year under the agreements, except for (i) two exclusive agency agreements that in aggregate accounted for less than 5% of our media costs and (ii) one exclusive agency agreement that has a fixed media cost for the first six years with an annual increase in the media costs beginning in the seventh year. However, our revenues may fluctuate significantly from period to period due to, among other factors, seasonality, customer loyalty, competition and changes in regulations. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations, and result in a net loss in that period.

If PRC regulators order one or more of our local operating partners to stop their mobile digital television operations due to violations of applicable regulations, our business, financial condition and results of operations would be materially and adversely affected.

On March 17, 2014, the PRC State Administration of Press, Publication, Radio, Film and Television, or SARFT, promulgated the Notice Concerning Regulating Development of Mobile Digital Television, or the March 2014 Notice. The March 2014 Notice regulates mobile digital television operations and mainly comprises the following provisions:

•	mobile digital television businesses shall be operated by municipal or provincial radio and television stations, and satisfy the following requirements:

•	mobile digital television operations shall comply with the overall plan and layout of mobile digital television determined by SARFT;

•	mobile digital television operations shall be conducted in cities with a relatively high level of economic and social development, which should have no less than 2,000 buses in total, or have a subway or light railway transportation system;

•	the equity fund, equipment, worksite and professional personnel required for mobile digital television operations shall be commensurate with the relevant business scale;

•	there shall be a sound system in place for the review, broadcast and monitoring of programs on mobile digital television;

•	the business operator shall have program resources which are in compliance with relevant state regulations and commensurate with its business scale;

•	the technical system shall meet the industrial and technical standards required by the relevant state regulations;

•	permits to transmit radio and television programming shall be obtained for the integrated signal transmission platform, which platform shall be regulated by and qualified with SARFT;

•	mobile digital television operations that are newly conducted after the March 2014 Notice shall obtain approval from SARFT;

•	mobile digital television operations shall comply with the Measures for Administration of Advertisement Broadcasting by Radio and Television promulgated in 2009 by SARFT, including restrictions on total advertising time, frequency, content and format of advertisements;

•	national mobile digital television standards have been established and all mobile digital television operations shall comply with such national standards; and

•	the Notice Concerning Experimental Mobile Digital Television previously promulgated by SARFT, or the March 2006 Notice, has been repealed as of March 17, 2014.

These regulations apply directly to our local mobile digital television operating partners because they are in the business of operating mobile digital television networks. SARFT and its local branches have the authority to halt the operations of any mobile digital television operator that has violated the March 2014 Notice or other applicable laws or regulations.

SARFT or its local branches may order any of our local operating partners to stop their operations. If any of our local operating partners is ordered to stop their mobile digital television operations in a given city, we may not be able to continue our advertising business in that city through other media or channels at acceptable costs, or at all. In which case, our business, financial condition and results of operations would be materially and adversely affected.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our mobile digital television advertising network.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours and those of our local operating partners, to ensure that the content of the advertisements they prepare or distribute is fair, accurate and in full compliance with applicable laws, rules and regulations. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements, and/or orders to publish an advertisement correcting any misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license to operate its advertising business.

As an operator of an advertising medium, we are obligated under PRC laws, rules and regulations to monitor the advertising content aired on our network or supplemental subway advertising platform for compliance with applicable laws. Although the advertisements shown on our network generally have previously been broadcast over public television networks and have been subjected to internal review and verification by these broadcasters, we are required to review and verify these advertisements separately and independently for content compliance before displaying these advertisements. In addition, for advertising content related to special types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement, and filing with the local authorities. We employ, and our local direct investment entities are required by applicable PRC laws, rules and regulations to employ, qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. We endeavor to comply with such requirements, including by requesting relevant documents from advertisers. Our reputation would be tarnished and our results of operations may be adversely affected if advertisements shown on our mobile digital television advertising network or supplemental subway advertising platform were provided to us by our advertising clients in violation of relevant PRC content laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content were not complete, or if the advertisements that our local operating partners have broadcasted on our network were not approved by relevant local supervisory bodies, or if the content of any advertisement were not compliant with applicable laws and regulations.

All forms of outdoor advertisements must be registered in advance of their dissemination with the relevant local branch of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies. Advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. Applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations are considered to be “outdoor advertising”. In practice, local SAIC branches have discretion to determine whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions also may be subject to further revisions or amendments. All of our local operating partners are affiliates or subsidiaries of state-owned television stations operating under SARFT, and the senior management of these state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve advertisements to be broadcast. These state-owned television stations have confirmed that advertisements can be broadcast on mobile digital television without being classified as outdoor advertising. We and each of our local operating partners do not believe that advertising activity on public transportation constitutes “outdoor advertising” and therefore do not believe that registration with the SAIC is necessary. None of our local operating partners or direct investment entities has renewed or completed an outdoor advertising registration, and as of December 31, 2014, none of our local operating partners or direct investment entities was required by the local SAIC to apply for such registration or was fined or penalized for failing to complete such registration. Furthermore, none of our local operating partners expects the SAIC in the future to levy any fines or sanctions related to the absence of such registration. Our local operating partners have expressed to us their willingness to comply fully with all relevant PRC rules and regulations during our conversations with them, including registering with the SAIC. Although no written assurances have been provided, our local operating partners have orally expressed their willingness to register with the SAIC in the event that the SAIC or a competent government authority determines that such registrations are required. We believe that our local operating partners will be able to apply for the appropriate registrations in the event that the SAIC or a competent government authority determines that such registrations are required. As a precaution to cope with this legal uncertainty, our direct investment entities in Haerbin and Zhengzhou registered with the local SAIC, but these registrations expired in 2008. Currently, our local operating partners have advised us that they do not believe such registrations are necessary, and none of our local operating partners plan to submit registration applications to the SAIC. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising, it will take the SAIC branch as long as seven working days to review and approve an outdoor advertising registration after having accepted an application filed by our local operating partner or direct investment entity. If a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity within the relevant jurisdiction of the local SAIC branch would be subject to a fine of up to RMB30,000, confiscation of advertising fees received and may be ordered to stop disseminating the advertisements. As a result, our business in that jurisdiction would be materially and adversely affected, which may have a material and adverse effect on our overall business.

Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our advertising network. If viewers find the content displayed on our advertising network to be offensive, bus and subway companies that display our content on their buses and subway platforms may seek to hold us responsible for any claims by their passengers or such companies may terminate their relationships with us.

We may encounter cyber-attacks, which may have a material and adverse effect on our business operations, financial condition and reputation.

If the security of the broadcasting network we use to send our signals is breached despite the efforts of our local operating partners to ensure the security of the content management system, and unauthorized images, text or audio sounds are broadcast through our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure. Any such cyber-attack incidents may disrupt our services and result in significant damages and have a material and adverse effect on our operations. In addition, we may suffer negative consequences, such as litigation, monetary liabilities, increased cybersecurity protection costs, lost revenues and reputational damage. If viewers of our advertising do not believe our content is reliable or secure, our business model may become less appealing to viewers in China and our advertising clients may be unwilling to place advertisements on our advertising network.

By promulgating the March 2014 Notice, the SARFT determined that regulations on radio and television advertising operations are applicable to advertising on mobile digital television, and our business and prospects could be harmed by this determination.

In 2009, SARFT promulgated Measures for Administration of Advertisement Broadcasting by Radio and Television, or the 2009 Regulation. The 2009 Regulation became effective on January 1, 2010 and is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total time of advertisements broadcast by a single radio or television station or channel shall not exceed 12 minutes per broadcasting hour. On average, we sold 6.53, 7.43 and 7.94 advertising minutes per broadcasting hour for the years ended December 31, 2012, 2013 and 2014, respectively. Pursuant to the March 2014 Notice, mobile digital television operations must comply with the 2009 Regulation. In which case, our future revenues could be significantly impacted by any action by SARFT to enforce the 2009 Regulation with respect to the mobile digital television industry. Even though our PRC legal counsel has advised us that under relevant PRC laws and regulations, we are entitled to enforce our media contracts against our state-owned local operating partners and there is no limitation on the enforceability of those media contracts, if a regulatory enforcement action were to occur as described above, the total time of advertisements broadcast on our network would be limited. As the annual increase of our media costs is already agreed in certain of our media contracts and such contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the networks of our local operating partners were to be limited, a regulatory limitation on advertising time would limit our potential revenues, while our media costs continue to increase. Our business, advertising service revenue and operating results may thereby be materially and adversely affected.

Our failure to maintain relationships with local television stations or local mobile digital television companies would harm our business and prospects.

Our ability to generate revenues from advertising sales depends largely upon our ability to broadcast advertisements on large mobile digital television networks on mass transportation systems in urban areas. This, in turn, necessitates that we develop and maintain business relationships with local television stations, local mobile digital television companies, local governments, and mass transportation services through which we obtain programming, broadcasting and space for our mobile digital television advertising networks. As of December 31, 2014, we provided advertising services mainly through our network and supplemental subway advertising platform with approximately 91,275 digital displays in 19 cities in China, among which we have entered into exclusive advertising agency arrangements in 19 cities and direct investment arrangements in 11 cities in China. We cannot assure you that we can maintain these relationships on satisfactory terms, or at all. Our local operating partners may unilaterally terminate our agreements prior to those agreements’ expiry if there are events of force majeure or if we have breached the agreements. If we fail to perform our contractual obligations, we will be in breach of our agreement and our local operating partner may unilaterally terminate our agreement. If we fail to maintain relationships with our local operating partners, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

We do not completely control the operations of our direct investment entities; any dispute with a local television station could harm our business.

We operate in 101 cities through direct investment entities formed with local television stations. PRC law provides that the television stations or entities controlled by them must own no less than 51% of the equity interests in any mobile digital television operating company. We own a 49% equity interest in each of those direct investment entities, except for a direct investment entity in Shenzhen in which we own a 25% equity interest and a direct investment entity in Wuxi in which we own a 14% equity interest. Seven out of ten of our direct investment agreements provide that we have the right to appoint the general manager of the direct investment entity, who will be in charge of the entity’s day-to-day operations. The right to appoint the general manager is subject to confirmation by the direct investment entity. Our local operating partners, which include the local television stations Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station and Ningbo Broadcast and Television Group, control broadcasting and are responsible for compliance matters. We cannot assure you that disputes will not arise between us and our local operating partners, or that any such dispute will be resolved in our favor. Further, our interests may differ from those of our local operating partners. We may have to rely on court proceedings to resolve a dispute between us and one or more of our local operating partners. Any litigation will divert our resources, may divert the attention of our senior management, and may result in a judgment against us. If any dispute between us and one or more of our local operating partners were to arise, our business operations could be harmed, and our financial condition and results of operations could be materially and adversely affected.

Any failure by us or by one or more of our local operating partners to maintain existing relationships or to develop new relationships with local bus companies or subway companies would harm our business and prospects.

In most of the cities where we operate, our business relationships with local bus companies, or subway companies, or other selected operations are secured and provided by our local operating partners or our direct investment entities. Furthermore, as of December 31, 2014, our operations on the supplemental subway advertising platform in, Beijing, Tianjin, Chongqing, Nanjing and Shenzhen were secured by our agreements with the subway companies in these five cities, respectively. However, we cannot assure you that we and our local operating partners can maintain these relationships with the local bus companies or subway companies on satisfactory terms, or at all, or that the local bus companies or subway companies will not terminate these relationships before their expiration. If we or our local operating partners fail to maintain these relationships, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently does not meet newly adopted PRC national standards for mobile digital television operations. We will be required to spend significant capital and other resources to upgrade the existing digital television broadcasting infrastructure of our local operating partners in order to meet these new national standards, which expenditures could materially and adversely affect our business, financial condition and results of operations.

[1]	We have entered into direct investment arrangements in 11 cities in China. Among these 11 cities, we operate in 10 cities through direct investment entities formed with local television stations. In the remaining 1 city, we operate through a direct investment entity which was not formed with the local television station.

Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards that our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, the SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners to adopt the National Standard for their mobile digital television operations. In addition, the SARFT issued a notice requiring some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. As of April 25, 2015, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 13 cities (Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited and Changzhou China Mobile Television Company Limited) have been upgraded to meet the National Standard, but those in another four cities (Beijing Beiguang Media Mobile Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., and Jilin Mobile Television Co., Ltd.) have not yet completed upgrades and currently do not meet the requirements of the National Standard. As of April 25, 2015, aside from Beijing, our local operating partners in the other three of these four cities have not yet begun the upgrade process, and we and our local operating partners estimate that the ugprade process will take no more than two years to complete once it has begun. The actual amount of time required to complete the upgrade process in any given city depends on a number of factors, including the size of the mobile digital television network in that city, the equipment currently used, the resources available for the upgrade and the schedule for replacing the equipment. Our direct investment entity, Jilin Mobile Television Co., Ltd., and our local operating partners, Beijing Beiguang Media Mobile Television Co., Ltd, Nanjing Guangdian Mobile Television Development Co., Ltd., and Shanxi Dazhong Mobile Television Co., Ltd., will be required to spend significant capital and other resources, including purchasing new equipment, to upgrade their digital television broadcasting infrastructures to meet the requirements of the National Standard. These same three of our local operating partners told us the upgrade process had commenced as of April 9, 2012. Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.

In certain cities, we may be required to obtain approvals in order to continue including non-advertising content in our programs that are transmitted through closed circuit networks. If we are unable to continue to include non-advertising content in our programs, our business and prospects could be adversely affected.

On December 6, 2007, the SARFT issued the Circular regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. Under the SARFT Circular, the display of audio-video programs, such as television news, films and television shows, sports, technology and entertainment, through public audio-video systems located in outdoor public places, including automobiles, airports and bus and train stations, must be approved by the SARFT. While the SARFT Circular does not apply to audio-video transmitted through digital broadcast technology, it does apply to audio-video transmitted through closed circuit networks. As a result, we may be required to obtain approvals for certain of our supplemental subway advertising operations. These supplemental subway advertising operations transmit programming through closed video networks rather than through digital broadcast technology and include operations in Beijing (Line 4 and Daxing Line), Tianjin, Shenzhen (Lines 2, 4 and 5, and stations in Line 1), Nanjing (Line 2 and the southern extended line for Line 1) and Chongqing.

We intend to obtain the required approvals for our non-advertising content transmitted through these operations. However, relevant government authorities in China have not yet promulgated any implementation rules on the procedure for applying for these approvals. We cannot assure you that we will obtain such approvals as required by the SARFT Circular in a timely manner, or at all. If we do not obtain the requisite approvals, we may be required to eliminate part or all of the non-advertising content transmitted through closed circuit networks on our supplemental subway platforms. As a result, we may not be able to capture the attention of our target audience due to the lack of non-advertising content, which could make our advertising network on these supplemental subway platforms less attractive, and consequently have an adverse effect on our business and prospects.

We operate in the advertising industry, which is particularly sensitive to changes in economic conditions and advertising trends.

Demand for advertising time on our network and supplemental subway advertising platform, and the according amounts spent by our clients on advertising, are particularly sensitive to changes in general economic conditions. For example, advertising expenditures typically decrease during periods of economic downturn. Advertisers may reduce the money they spend to advertise on our network and supplemental subway advertising platform for a number of reasons, including:

•	a general decline in economic conditions;

•	a decline in economic conditions in the particular cities where we conduct business;

•	a decision to shift advertising expenditures to other available advertising media; and

•	a general decline in advertising spending.

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

The process of developing a relationship with a local television station or its mobile digital television operating company, and then installing digital displays on mass transportation systems can be time-consuming and requires us to commit a substantial amount of resources, from which commitment we may not be able to recognize the benefits we had anticipated.

Our success depends largely on our ability to establish relationships with local television stations and mass transportation companies. Before expanding into a new city, we identify cities that have been or are planning to launch digital mobile television operations, collect data and analyze certain development status indicators such as economic status, consumer patterns, potential market size for advertising, development of mass transportation systems (including bus and subway) and mobile digital television networks, population and the percentage of the population that takes public transportation in those cities. We also evaluate the commercial potential and our estimated revenue. In some cases, we actively pursue cooperation activities with television stations or mobile television operators based on market research, while in other cases we are contacted by those operators who have an interest in cooperating with us. The process of establishing these relationships can be lengthy as mobile digital television is a relatively new form of media and we often need to convince counterparties of the benefits of establishing a mobile digital television network on a given mass transportation system. We may be required to commit substantial resources, including but not limited to the time and effort spent by our senior management (such as our chief executive officer and chief development officer) and staff from our media development department, research work and feasibility analyses and other expenses incurred during this process, such as travelling. Despite our best efforts, counterparties ultimately may decide not to establish a mobile digital television network or may choose not to collaborate with us. If counterparties do not accept a mobile digital television network as an effective medium on mass transportation vehicles, we may not be able to grow our business or our revenues.

 Once a mass transportation company has agreed to install our mobile digital television displays on their buses or other vehicles, we must invest substantial time and resources to install digital television displays before we receive any revenues from such efforts. Such investments typically include the purchase and installation of digital television displays, or expenses relating to the acquisition of interests in one or more local direct investment entities. We may experience increased distribution and operations costs during and/or after deploying our digital television displays. We also may experience delays in generating revenue, if any, due to deployment delays or difficulties in selling advertising time to new or current advertisers to be aired on these buses and other mass transportation vehicles. We may not be able to generate sufficient revenues from advertising packages on these buses and other mass transportation vehicles to offset the related costs.

Defects in local mobile digital television networks, on which we rely to conduct our advertising operations, could result in unexpected expenses and losses of advertisers and in numbers of potential viewers.

Our advertising operations rely on a combination of digital television displays and the broadcasting network infrastructure of local television stations. This combined infrastructure is complex and must meet stringent quality and reliability requirements. Due to the complexity of this infrastructure and the impracticability of testing all possible operating scenarios prior to its implementation, certain errors or defects may not be detectable. The existence of errors or defects in this combined infrastructure may result in a loss of, or delay in, acceptance of our advertising services by advertisers and public viewers. In addition, mass transportation companies could cancel their arrangements with our direct investment entities or our local operating partners if their respective networks experience sustained downtime. Any errors or defects in the local mobile digital television networks which we use to conduct our advertising operations could damage our reputation, result in lost revenue, divert development resources, and increase service and support costs and warranty claims.

When our local mobile digital television advertising networks reach saturation in the cities where we operate, we may not be able to grow our revenue base or satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues over time.

Air time allocated to programming and advertising on our mobile digital television networks is generally specified in the agreements we have with our local operating partners. In cities where advertisers’ demand for advertising time is high, such as Beijing, Guangzhou, Shenzhen and Nanjing, our local mobile digital television networks may reach saturation, meaning that we cannot sell additional advertising time without increasing the proportion of advertisements to programs. If our local networks reach saturation in any particular city, we will be forced to request additional advertising time from our local operating partners or increase our advertising rates to increase our revenues. However, we cannot assure you that our local operating partners will grant our requests, and advertisers may not be willing to accept rate increases or a decrease in the amount of programming, which decrease in turn may decrease the audience’s attentiveness to their advertisements. If we are unable to obtain longer advertising time on our network, or the rates for advertising time in saturated cities, we may be unable to generate higher levels of revenues over time.

If we fail to attract advertisers to our network, we would be unable to maintain or increase our advertising prices, which would negatively affect our ability to grow revenues.

The actual prices we can charge advertisers for time on our mobile digital television network and supplemental subway advertising platform depend on the size and quality of our networks and on advertisers’ demand for advertising time. Advertisers choose to advertise on our network in part because of the network’s size and the desirability of the cities where we operate. If we fail to diversify advertising channels, to maintain or increase the number of cities in our network, or to solidify our brand name and reputation as a quality provider of advertising services, advertisers may not be willing to purchase time on our network or to pay the advertising fees we need to generate in order to remain profitable. Any significant decrease in demand could cause us to lower the prices we charge for advertising time on our network and could negatively affect our ability to increase revenues in the future.

We generally do not have exclusive or long-term agreements with our advertising clients and we may lose their engagement if they are not satisfied with our services or for other reasons.

As is customary in the advertising industry in China, we generally do not have exclusive or long-term agreements with our advertising clients. A majority of our agreements have a term of less than one year. Accordingly, we must rely on high-quality services, industry reputation, our network size and coverage, and favorable pricing to attract and retain advertising clients. There is no assurance, however, that we will be able to maintain our relationships with current and/or future clients. In particular, we derive a substantial percentage of our revenues from a small number of advertising clients. For example, our top ten advertising clients in the aggregate accounted for 38.4% of our total revenues for the year ended December 31, 2014. These and our other advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. We have lost client accounts in the past and may lose client accounts in the future. If a substantial number of our advertising clients choose to discontinue their purchases of advertising time from us, we would not be able to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected.

We face significant competition, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete with other mobile digital television advertising companies and other new media advertising companies in China. We compete for advertising clients primarily on the basis of our network size and coverage, locations, prices, range of services and brand name. We also face competition from other mobile digital television advertising network operators for access to the most desirable cities and mass transportation systems in China. Our major competitors include other companies that operate out-of-home advertising media networks such as Focus Media Holding Limited, AirMedia Group Inc., Towona Mobile Digital Co., Ltd. and Bus Online Media Co., Ltd. We also compete for overall advertising spending with other advertising media, such as television, mass transportation posters, billboards, newspapers, radio, magazines and the Internet. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash drives or DVDs.

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

Further, we also may face competition from new entrants into the mobile digital television advertising sector. As is customary in the advertising industry in China, we generally do not have exclusive arrangements with our advertising clients and we do not have exclusive arrangements with the local operating partners in a number of cities where we operate. Therefore, we cannot assure you that we will succeed in increasing or maintaining our market share.

Increased competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources, and others may successfully mimic and adopt our business model. Moreover, increased competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to compete successfully against new or existing competitors.

Several major cities in China have accounted, and will continue to account, for a substantial majority of our revenues. Our business and financial condition are particularly susceptible to general economic conditions and to the relationships we have with our local operating partners in these cities.

A substantial majority of our revenues currently derive from our operations in China’s four major cities: Beijing, Shanghai, Guangzhou and Shenzhen. Our advertising revenue in Beijing, Guangzhou and Shenzhen in the aggregate accounted for 62.9% of our total advertising service revenue in 2009. Following the completion of our acquisition of Digital Media Group, we expanded our network to the subway platform in Shanghai and additional subway lines in Beijing and Shenzhen. These four major cities in the aggregate accounted for 65.8%, 72.4% and 67% of our total advertising service revenue in 2010, 2011 and 2012, respectively, among which 15.0%, 14.2% and 9.7% were from our subway platform in Shanghai. On September 1, 2012, we terminated our exclusive advertising agency agreements with our local operating partner in Shanghai. On September 1, 2014 we terminated our exclusive advertising agency agreements with one of our local operating partners in Beijing, Beijing Beiguang Metro Media Co., Ltd., responsible for our networks in Beijing subway lines 1, 2, 13 and the Batong Line. On November 1, 2014 we terminated our exclusive advertising agency agreements with one of our local operating partners in Guangzhou, Guangzhou Metro Television Co., Ltd., responsible for our networks in the subway lines in Guangzhou. Termination of exclusive advertising agreements with our local operating partners in respect of subways in Shanghai, Beijing and Guangzhou allows us to optimize our cost structure by removing the obligation previously borne by us to spend fixed amounts on media costs with certain of these local operating partners. After terminating these agreements, we changed our business model in these three major media platforms from that of an exclusive agency contract to a non-exclusive contract so that we can continue to sell our advertising products through these media platforms. Our advertising revenue deriving from all of the subway lines in Beijing and Guangzhou in which we operate in the aggregate accounted for 26.0%, 28.0% and 20.6% of our total advertising service revenue in 2012, 2013 and 2014, respectively. In 2014, we generated 51.0% of our total advertising revenue in Beijing, Guangzhou and Shenzhen through our exclusive advertising agency agreements. We expect in the future to generate a substantial portion of our revenues from these three cities. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or changes in advertising preferences, our mobile digital television network, our supplemental subway advertising platform and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with our remaining local operating partners in these cities (i.e. Beijing Beiguang Media Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd. and Shenzhen Metro Co., Ltd.), our business, financial condition and results of operations would be materially and adversely affected.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future based on the seasonality of consumer spending and advertising trends in China or other factors. Factors that are likely to cause our operating results to fluctuate include:

•	our ability to maintain and increase sales to existing advertising clients, to attract new advertising clients and to satisfy our clients’ demands;

•	the frequency of our clients’ advertisements on our network;

•	the price we charge for our advertising time or changes in our pricing strategies or in the pricing strategies of our competitors;

•	the effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•	technical difficulties, system downtime or interruptions;
•	changes in government regulations with respect to the advertising industry; and
•	economic and geopolitical conditions in China and elsewhere.

Many of the factors mentioned above are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below the expectations of our investors. You should not rely on our operating results for prior periods as an indication of our future results. If our revenues for a particular quarter are lower than expected, we may not be able to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

We have been expanding our operations and plan to continue expanding rapidly in China. To meet advertisers’ demands for broader network coverage, we must continue to expand our network by installing more digital television displays on buses and other mass transportation systems and include additional media platforms, such as personal mobile devices and in-building displays. The continued growth of our business has resulted in, and will likely continue to result in, substantial demands on our management, operational and other resources. In particular, continuing to manage our growth will require, among other things:

•	our ability to attract more clients, to increase advertising sales and to improve our sales support activities;
•	our ability to develop and improve our existing administrative and operational systems;
•	enhancements to our information technology systems;
•	stringent cost controls and sufficient working capital;
•	strengthening our financial and management controls;
•	our ability to maintain our existing relationships with our local operating partners and to develop new relationships with local television stations or local mobile digital television companies;
•	our ability to secure a reliable supply of digital television displays for our network, which are manufactured by third-party suppliers according to our specifications; and
•	hiring and training of new personnel.

As we continue these efforts, we may incur substantial costs and expend substantial resources. We may not be able to manage our current or future operations effectively and efficiently, or to compete effectively in new markets we enter. If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

We depend substantially on the continuing efforts of our executive officers, and our business and prospects may be severely disrupted if we lose their services.

Our future success largely depends on the continued services of key members of our management team. In particular, our future success depends upon the continued service of Limin Li, our co-founder, chairman, chief executive officer, and largest shareholder. We rely on his experience and knowledge of our business operations, and in particular, his business vision, management skills and working relationships with our employees, our other major shareholders, many of our clients and our local operating partners. We have granted share options and/or restricted shares to executive officers to align those officers’ interests with ours. However, we face competition for personnel from other mobile digital television advertising companies or general advertising companies and other organizations. Such competition could cause us to offer higher compensation and other benefits in order to attract and retain these individuals, which could materially and adversely affect our financial condition and results of operations. Furthermore, as we continue to expand our operations and develop new products, we will need to continue to attract and retain experienced managers. We may not be able to attract or retain the personnel we require to achieve our business objectives. Any failure on our part to do so could severely disrupt our business and prospects. The process of hiring qualified personnel also is often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute on our business strategy.

We do not maintain key-person insurance for members of our management team. If we lose the services of any member of our senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, if any of our executive officers were to join a competitor or were to form a competing company, our marketing and sales efforts could be adversely affected and we may lose some of our customers. Although each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-compete provisions, disputes may arise between our executive officers and us and we cannot assure you, in light of uncertainties associated with the PRC legal system, that any of these provisions could be enforced in accordance with their terms.

We may not be able to recruit and retain the key personnel we need generally, and sales and marketing personnel in particular, which could have material and adverse effects on our business, financial condition and results of operations.

Our success depends on our ability to attract and retain senior managers, as well as sales, marketing, engineering and other key personnel. Because of intense competition for these employees, we may not be able to attract and retain personnel. If we are unable to retain our existing personnel, or to attract, train, integrate or motivate additional qualified personnel, our growth may be restricted. The loss of any of our key employees could slow our programming, distribution and sales efforts or harm the perceptions of advertisers, venue providers and investors. Our senior executives may have to divert their attention to recruiting replacements for key personnel.

In particular, we depend on our sales and marketing team to sell advertising time. We market our advertising services directly to advertisers, as well as to advertising agencies. As of December 31, 2014, we had 290 dedicated sales and marketing personnel to support our sales and marketing efforts. We depend on our sales staff to market our services to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff as our business continues to grow. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel, our sales and marketing efforts may be materially impaired and our business, financial condition and results of operations could be materially and adversely affected.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and could potentially result in judgments against us, which may materially disrupt our business.

We cannot be certain that our advertising content, entertainment content or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not currently aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated or otherwise to have infringed upon others’ intellectual property rights, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against third party infringement claims, regardless of the merits of those claims. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

If we are unable to adapt to evolving advertising trends and preferences of advertisers and viewers, we will not be able to compete effectively.

The market for mobile digital television advertising continuously requires us to identify new advertising trends and the technology needs of advertisers and public viewers, which may necessitate the development of new features and enhancements for our network. The majority of our displays use LCD screens. We currently broadcast programs and advertisements on our network through the television broadcasting network of our local operating partners or their affiliated television stations. In the future, subject to relevant PRC laws and regulations, we may use other technologies available in the market. We may be required to incur development and acquisition costs in order to keep pace with new technology needs, but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond in a timely fashion to changing technology needs. If we cannot succeed in developing and introducing new features on a timely and cost-effective basis, advertisers’ demand for our advertising time may decrease and we may not be able to compete effectively or to attract advertising clients, which would have a material and adverse effect on our business and prospects.

We may need additional capital and we may not be able to obtain it on acceptable terms, or at all, which could adversely affect our liquidity and financial position.

We may need additional cash resources due to changes in the conditions of our business, acquisitions or other future developments. If readily available sources are inadequate to satisfy our cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders or a decrease in the price of our ADSs. The incurrence of additional debt would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations, liquidity, or ability to distribute dividends.

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

Acquisition of other companies or assets of other companies is a part of our growth strategy, and such acquisitions may expose us to significant business and financial risks, including exposure to contingent acquisition consideration, which may adversely affect our results of operations and financial condition.

One of our strategies is to pursue acquisition opportunities which are complementary to our business. However, we cannot assure you that we will be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by a number of factors such as the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all, for larger acquisitions.

Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for such acquisition candidate on commercially reasonable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, also could require significant diversions of our time and resources and potentially may disrupt our existing business. Furthermore, we cannot assure you that we will be able to integrate our acquisitions successfully into our operations or that the anticipated synergies of future acquisitions will actually materialize. In addition, acquisitions could result in the incurrence of additional debt, costs and contingent liabilities. For example, in connection with our acquisitions of six advertising agency businesses in China completed in 2008, we were required to pay additional consideration if the acquired businesses met specified performance targets in the years from 2008 through 2010. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” for more details regarding this performance-based consideration. In addition, on April 30, 2014, we issued the Notes to the Former DMG Shareholders to settle unpaid consideration for our acquisition of Digital Media Group. We expect to redeem the Notes following the completion of a pre-determined repayment schedule over a period of six years. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” for more details. Future acquisitions also may expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	diversions of financial or other resources from our existing businesses and technologies;

•	our inability to generate sufficient revenues to recover costs and expenses of acquisitions; and

•	the potential loss of, or harm to, relationships with our employees or customers.

Any of the above risks could significantly disrupt our ability to manage our business, and could materially and adversely affect our business, financial condition and results of operations.

Any failure to protect our intellectual property rights could have a negative impact on our business.

We believe that our brand and trademarks are critical to our success. The success of our business depends in part upon our continued ability to use our brand and trademarks to increase awareness of, and further develop, our brand. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill.

It is difficult to monitor and prevent against the unauthorized use of our intellectual property. The measures we take to protect our brand and trademarks may not be adequate to prevent third parties from using them without our authorization. Furthermore, applications of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could subject us to substantial risks. If we are not able to protect our brand and trademarks adequately, we may lose some or all of our rights to use these intellectual property assets and our business may suffer materially. Furthermore, unauthorized use of our brand, trade names or trademarks could harm our reputation or cause advertisers to confuse our brand with that of others. If our brand recognition decreases, we may lose advertisers and fail to execute successfully on our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

In managing our operations we rely on computer software and hardware systems, the failure of which could adversely affect our business, financial condition and results of operations.

We depend upon computer software and hardware systems to support our network and manage and monitor programs on the network. In addition, we rely on our computer hardware for the storage, delivery and transmission of data on our network. Any system failure that interrupts the input, retrieval or transmission of data could disrupt our normal operations. Any failure in our computer software or hardware systems could decrease our revenues and harm our relationships with advertisers and consumers, which in turn could have a material and adverse effect on our business, financial condition and results of operations.

The insurance coverage which we maintain in respect of our operations in China is limited.

China’s insurance industry is still in the early stages of its development. The insurance products offered by insurance companies in China are limited. We have determined that the risks to our business of disruption or liability from continuing operations, any loss of or damage to our fixed assets, including our equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms, make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China, except for insurance on some company-owned vehicles. Any uninsured occurrence of loss or damage to fixed assets, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market data, the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for the year ended December 31, 2014, although there can be no assurance in this regard. However, if we were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we were to become a PFIC, our U.S. investors would become subject to increased tax liabilities under U.S. tax laws and regulations and would become subject to burdensome reporting requirements.

If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or common shares, unless the U.S. investor made a mark-to-market election, the U.S. investor would be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of those ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. investor’s holding period for the ADSs or common shares will be treated as excess distributions. Under these special tax rules:

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

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) 50% or more of the value (determined on a quarterly average) of our assets (including cash) is attributable to assets that produce or are held for the production of passive income (which includes cash). The calculation of the value of our assets will be based, in part, on the then-prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2015 or any future taxable year. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Consequences.”

We may be, or may be joined as, a defendant in litigation brought against our clients or our local operating partners by third parties, governmental or regulatory authorities, consumers or competitors, which could result in judgments against us and could materially disrupt our business.

From time to time, we may be, or may be joined as, a defendant in litigation brought against our clients or our local operating partners by third parties, governmental or regulatory authorities, consumers or competitors. These actions could involve claims alleging, among other things, that:

•	advertising claims made with respect to our clients’ products or services are false, deceptive or misleading;

•	our clients’ products are defective or injurious and may be harmful to others;

•	marketing, communications or advertising materials created for our clients infringe on the proprietary rights of third parties; or

•	our relationships with our local operating partners violate or interfere with the contractual relationships or rights of third parties.

Any such litigation could result in judgments being issued against us that would materially and adversely affect our business operations.

Risks Related to Our Corporate Structure

If the PRC government determines that the agreements establishing the structure for operating our China business do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties including being prohibited from continuing our operations in the PRC.

The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated any advertising business outside of China and therefore, we currently do not qualify under PRC regulations to invest in the advertising services industry. In addition, the March 2006 Notice prohibits foreign investment in any mobile digital television company operating in China. We are a Cayman Islands corporation and a foreign legal person under PRC law. Accordingly, our subsidiary, China Digital Technology (Shenzhen) Co., Ltd., or CDTC, which is a wholly-owned foreign enterprise established by us on March 9, 2006, is currently ineligible to apply for the licenses required to provide advertising services directly in China. CDTC is an intermediate holding company that consolidates the operating results generated by our consolidated affiliated entities in a manner that complies with PRC rules and regulations. CDTC is authorized to engage in businesses such as, but not limited to, technical development and technical consultancy services in connection with digital visual and audio equipment. Our advertising business is currently provided pursuant to contractual arrangements with our consolidated affiliated entities in China, which hold the requisite licenses to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group Company Limited, or VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group, but we receive economic benefits from it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Qijun Men and Haifeng Wang. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising, but receives economic benefits from it and bears economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been, and expect to continue to be, dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with our consolidated affiliated entities. Although we have been advised by our PRC counsel that the structure for operating our business in China (including our corporate structure and contractual arrangements with our consolidated affiliated entities and their shareholders) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC counsel and determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. We have been further advised by our PRC counsel that if the PRC government determines that the agreements that establish the structure for operating our PRC advertising businesses do not comply with applicable restrictions on foreign investment in the advertising industry or the mobile digital television industry, we may be subject to severe penalties including, among other things, being prohibited from continuing our operations in the PRC.

If we, our consolidated affiliated entities or any of their current or future subsidiaries, our direct investment entities, or our local operating partners are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the permits or approvals required to comply with existing or future PRC laws or regulations, relevant PRC regulatory authorities, including the SAIC and the SARFT, would have broad discretion to handle and address such violations, which discretion could include taking any of the following actions:

•	revoking the business and/or operating licenses of such entities;

•	discontinuing or restricting the conduct of any transactions among our consolidated affiliated entities, our PRC subsidiaries and affiliated entities;

•	imposing fines, confiscating income generated by our consolidated affiliated entities or by us, or imposing other requirements with which we, our consolidated affiliated entities, our PRC subsidiaries or affiliated entities may not be able to comply;

•	shutting down the network of our consolidated affiliated entities; or

•	requiring us, our PRC subsidiaries or affiliated entities to restructure our ownership structure or operations.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business, on our financial condition and results of operations.

We rely on contractual arrangements with our consolidated affiliated entities in China and with the holders of their equity interests in order to operate our business. These contractual arrangements may not be as effective as owning a controlling equity interest for purposes of enabling us to control, or to derive economic benefits from, the operations of these consolidated affiliated entities.

In the past we have relied, and in the future we likely will continue to rely, on contractual arrangements with VisionChina Media Group, one of our consolidated affiliated entities in China, and with its shareholders to operate our advertising business. In January 2010, we completed our acquisition of Digital Media Group, which operated, and likely will continue to operate, its advertising business through contractual arrangements with Beijing Eastlong Advertising and the holders of its equity interests.

These contractual arrangements may not be as effective as owning a controlling equity interest would be for the purposes of enabling us to control, or to derive economic benefits from, the business operations of our consolidated affiliated entities and their subsidiaries. If we had direct ownership of our consolidated affiliated entities and their subsidiaries, we would be able to exercise our rights as a shareholder (i) to effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level of those entities, and (ii) to derive economic benefits from the operations of our consolidated affiliated entities and their subsidiaries by causing them to declare and pay dividends. However, pursuant to our contractual arrangements currently in force, as a legal matter, if our consolidated affiliated entities and their subsidiaries or any of the respective holders of their equity were to fail to perform their, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and to rely on legal remedies available to us under PRC law, including seeking specific performance or injunctive relief, and claiming damages. We cannot assure you that any of the legal remedies available to us under PRC law will be effective for the purpose of enforcing these contractual arrangements. For example, if equity holders of VisionChina Media Group were to refuse to transfer their equity interests in VisionChina Media Group to us or to one or more persons whom we designate when we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations, and we cannot guarantee that such legal action would be successful in this regard.

Due to regulatory restrictions on foreign investment in our industry in the PRC, we expect to continue to depend upon our contractual arrangements with our consolidated affiliated entities, their subsidiaries, and holders of their equity interests in order to operate our advertising business in China. If (i) applicable PRC authorities were to invalidate these contractual arrangements as being in violation of PRC laws, rules and regulations, (ii) our consolidated affiliated entities or their subsidiaries were to terminate these contractual arrangements, or (iii) our consolidated affiliated entities or their subsidiaries were to fail to perform their obligations under these contractual arrangements, we would not be able to continue operating our business in China or to derive economic benefits from that business, and the value of your ADSs would substantially decrease. Pursuant to the terms of each of (i) the technology and management services agreement entered into on February 15, 2007 by and between CDTC and VisionChina Media Group, (ii) the domain name license agreement entered into on February 15, 2007 by and between CDTC and VisionChina Media Group, (iii) the cooperation agreement entered into on February 22, 2005 by and between Beijing Eastlong Technology and Beijing Eastlong Advertising, (iv) the supplemental agreement entered into on April 2, 2014 by and among CDTC, Limin Li, Yanqing Liang and VisionChina Media Group, and (v) each of the respective loan agreements, equity pledge agreement and option agreements to which each of CDTC and Beijing Eastlong Technology, respectively, is a party, if CDTC or Beijing Eastlong Technology, as applicable, were to breach its representations or warranties or any of the terms of the agreement, then the nondefaulting party, i.e. the relevant consolidated affiliated entity or the shareholders thereof, as applicable, would be entitled to terminate the agreement. However, VisionChina Media Group and Beijing Eastlong Advertising do not have any substantive kick-out rights available to them under any of the contractual arrangements. Furthermore, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue operating our business unless applicable PRC laws, rules and regulations were to allow us to operate advertising businesses directly in China.

In addition, through an Equity Pledge Agreement, our consolidated entities encumber all or part of their assets with liens. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries.” If our consolidated affiliated entities or all or part of their assets become subject to liens or rights of third-party creditors, we may not be able to continue some or all of our business activities, which could severely disrupt our business and have material and adverse effects on our financial condition and results of operations. If one of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of that consolidated affiliated entity, thereby hindering our ability to operate our business and to derive economic benefits from that consolidated affiliated entity and its subsidiaries. Such a hindrance could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

The contractual arrangements with our consolidated affiliated entities are governed by PRC law and provide for the resolution of disputes either through arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The PRC legal system is not as developed as that of some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. If we are unable to enforce these contractual arrangements, we may not be able to exercise effective control over our operating entities, and we may be precluded from operating our business, which would have a material and adverse effect on our financial condition and results of operations.

If VisionChina Media Group or Beijing Eastlong Advertising fails to honor its obligations under contractual arrangements with us, our advertising business may be severely and adversely affected.

PRC laws and regulations prohibit or restrict foreign ownership of media content and advertising businesses. To comply with these restrictions on foreign ownership, we invest in ventures with local television stations and provide advertising services on our out-of-home digital television networks in the PRC through VisionChina Media Group and Beijing Eastlong Advertising, both of which are PRC legal entities. VisionChina Media Group was established by our co-founders, and Beijing Eastlong Advertising was established by Haifeng Wang and Qijun Men. The registered capital of VisionChina Media Group was paid in by us or CDTC through a loan extended to VisionChina Media Group’s co-founders. CDTC has entered into certain exclusive agreements with VisionChina Media Group, which agreements obligate us to absorb a majority of the risk of loss from VisionChina Media Group’s activities and entitle us to receive a majority of its residual returns. In addition, we, through CDTC, have entered into certain agreements with the two individuals, including a loan agreement described above for the amount of VisionChina Media Group’s paid-in registered capital, an option agreement to acquire the equity interests in VisionChina Media Group at such future time as when PRC laws would permit us to hold those equity interests, and a share pledge agreement with respect to the shares in VisionChina Media Group held by its co-founders. Any dispute arising from these agreements is to be resolved through PRC court proceedings. Similarly, the registered capital of Beijing Eastlong Advertising was paid in by Beijing Eastlong Technology Development Co., Ltd., or Beijing Eastlong Technology, through loans extended to its equity holders. Beijing Eastlong Technology became our wholly owned subsidiary subsequent to our acquisition of Digital Media Group in 2010. Beijing Eastlong Technology has entered into certain exclusive agreements with Beijing Eastlong Advertising, which agreements obligate us to absorb a majority of the risk of loss from Beijing Eastlong Advertising’s activities and entitle us to receive a majority of its residual returns. In addition, Beijing Eastlong Technology has entered into certain agreements with the two individual holders of its equity, including a loan agreement described above for the amount of paid-in registered capital of Beijing Eastlong Advertising, and an option agreement to acquire all of the equity interests in Beijing Eastlong Advertising at such future time as when PRC laws would permit us to hold those equity interests, and a share pledge agreement with respect to the shares in Beijing Eastlong Advertising held by Qijun Men and Haifeng Wang. Any dispute arising from these agreements is to be resolved through PRC court proceedings. The major difference between arbitration and court proceedings in the PRC is that PRC arbitral judgments are binding, enforceable and may not be appealed, whereas the judgment of a PRC court may be appealed. According to the PRC Civil Procedure Law, each party to a dispute adjudicated by the trial of first instance is entitled to appeal within the statutory time limit, and the relevant court shall hear all appeals once the case has been filed in the second instance. Before appeals are heard, the trial level people’s court must serve copies of the appellate petition on the respondent within five days of receiving said petition, and the respondent must submit its written defense within 15 days of receiving the appellate petition. Failure by the respondent to submit a defense will not prevent the case from being tried by the appellate people’s court. In trying a case appealed from the judgment of a lower court, the appellate people’s court must issue its final judgment within three months after the date on which the case was filed in the second instance; in trying a case appealed from the order of a lower court, the appellate people’s court must issue a final order within 30 days after the date on which the case was filed in the second instance. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a detailed description of these contractual arrangements.

Based on these contractual arrangements, we believe that VisionChina Media Group and Beijing Eastlong Advertising should each be considered as a VIE, under FASB ASC 810, Consolidation, because investors in the equity interests of each of VisionChina Media Group and Beijing Eastlong Advertising do not possess a controlling financial interest in these two companies; rather, we, through CDTC and Beijing Eastlong Technology, are the primary beneficiary of VisionChina Media Group and Beijing Eastlong Advertising. We and CDTC together hold all of the variable interests in VisionChina Media Group, and we and CDTC together have been determined to be the entities most closely associated with VisionChina Media Group. We and Beijing Eastlong Technology together hold all of the variable interests in Beijing Eastlong Advertising, and we and Beijing Eastlong Technology together have been determined to be the entities most closely associated with Beijing Eastlong Advertising. Therefore, we are the primary beneficiary of both VisionChina Media Group and Beijing Eastlong Advertising. Accordingly, we consolidate the economic benefits we receive from each of VisionChina Media Group and Beijing Eastlong Advertising into our financial results.

These contractual arrangements enable us to exercise effective control over VisionChina Media Group and its subsidiaries, and to receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries for a remaining period of 17 years. If VisionChina Media Group fails to comply with its obligations under the foregoing contractual arrangements, such breach may have a material and adverse effect on our financial condition and results of operations. Furthermore, these contractual arrangements enable us to exercise effective control over Beijing Eastlong Advertising and its subsidiaries, and to receive substantially all of the economic benefits of Beijing Eastlong Advertising and its subsidiaries for a remaining period of 0.2 years. If Beijing Eastlong Advertising fails to comply with its obligations under the foregoing contractual arrangements, such breach may have a material and adverse effect on our financial condition and results of operations.

The interests of our consolidated affiliated entities’ shareholders potentially may conflict with our interests.

The beneficial owners of VisionChina Media Group also are the founders of our company and own a substantial portion of our common shares. Their interests as beneficial owners of VisionChina Media Group and as beneficial owners of our company potentially may conflict. Beijing Eastlong Advertising’s shareholders founded Digital Media Group. The interests of Beijing Eastlong Advertising’s shareholders potentially may conflict with the interests of our company, particularly after we completed our acquisition of Digital Media Group in January 2010.

If and when a conflict of interests arises as described above, we cannot assure you that any or all of these individuals will act in the best interests of our company, or that said conflict of interests will be resolved in our favor. In addition, an individual whose interests conflict with our own could breach, or cause a consolidated affiliated entity to breach, or refuse to renew, our existing contractual arrangements, which would have a material and adverse effect on our ability to control that consolidated affiliated entity and to receive economic benefits from it. If we cannot resolve any conflict of interests or dispute between us and the equity holders of one or more of our consolidated affiliated entities, we would have to pursue our lawful rights and interests through legal proceedings, the outcome of which would be uncertain and could disrupt our business.

The audit report included in this annual report was prepared by auditors that are not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and as a firm that is registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB in order to assess its compliance with the applicable laws of the United States and professional standards.

Our operations are principally conducted in China, a jurisdiction where the PCAOB currently is unable to inspect our auditors’ work, as such work relates to those operations, without approval from PRC authorities. Accordingly, our auditor currently is not inspected fully by the PCAOB.

Inspections of other audit firms which the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve the quality of future audits. The inability of the PCAOB to conduct inspections in China prevents the PCAOB from regularly evaluating the audits and quality control procedures of our auditor. Consequently, investors may be deprived of the benefits of PCAOB inspections.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the ‘‘big four’’ accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to be not in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our contractual arrangements with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. Neither we nor our PRC counsel are able to guarantee that the PRC tax authorities will regard any of these transactions as having been negotiated and made at arm’s length because, based on our knowledge, the PRC tax authorities have not issued a ruling or interpretation in respect of any transaction having a structure that is similar to ours. Relevant PRC tax authorities may determine that our contractual relationships with our consolidated affiliate entities and their equity holders were not entered into on an arm’s length basis. If any of the transactions between one or more of our wholly owned subsidiaries in China and a consolidated affiliated entity, and its equity holders, including our contractual relationships with that consolidated affiliated entity, are determined to have not been entered into on an arm’s length basis, or are found to result in a reduction in taxes that is impermissible under PRC law, the PRC tax authorities may adjust the profits and losses of that consolidated affiliated entity and accordingly reassess the entity’s tax liability. Such a reassessment would likely result in the entity being required to pay a higher amount in taxes. In addition, the PRC tax authorities may impose late payment surcharges and other penalties on that consolidated affiliated entity for underpayment of taxes. Our operating results may be materially and adversely affected if the tax liability of one or more of our consolidated affiliated entities were to increase, or if one or more of those entities were subjected to late payment surcharges or other penalties.

We rely principally on our subsidiaries to pay us dividends and other distributions on equity in order to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company with no operations of our own. We conduct our operations in China primarily through our subsidiaries established in China. As a result, we rely principally on dividends and other distributions on equity paid to us by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If any of our PRC operating subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating subsidiaries currently have in place with our consolidated affiliated entities in a manner that would materially and adversely affect our PRC operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, the payment of dividends by entities established in China generally is subject to limitations. Relevant PRC laws, rules and regulations currently restrict payments of dividends to be made only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, rules and regulations, each of our PRC operating subsidiaries also is required to set aside a portion of its net income each year to specific reserve funds until such time as the aggregate amount of such reserve funds equals 50% of its respective registered capital. Our restricted statutory reserve funds are used to make up for losses and are not allowed to be distributed as cash dividends.

To the extent that a company has not complied with these requirements, the company shall be ordered to contribute to the statutory reserve fund and may be fined a maximum penalty of RMB200,000. If the company has unlawfully distributed cash dividends to its shareholders out of its restricted statutory reserve funds, shareholders may be required to return to the company those dividends so distributed. As a result of these PRC laws, rules and regulations, our PRC operating subsidiaries are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Historically, our PRC wholly-owned subsidiaries, CDTC and Beijing Eastlong Technology, did not pay dividends to us. The management of our company, its subsidiaries and consolidated variable interest entities, or the Group, believes that the Group will be able to pay dividends to us from CDTC and Beijing Eastlong Technology, but our management does not have any present plan for receiving dividends from our PRC operating subsidiaries, including CDTC and Beijing Eastlong Technology. Currently we plan to retain all of our profits in our PRC subsidiaries and consolidated affiliates, including CDTC and Beijing Eastlong Technology, and to reinvest those profits in for our future business expansion.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on China’s overall economic growth, which could reduce demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and all of our sales are made in China. Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	degree of government involvement;

•	level of development;

•	rate of economic growth;

•	controls on foreign exchange;

•	access to financing; and

•	allocation of resources.

While the Chinese economy has experienced significant growth over the past 30 years, growth has been uneven, both geographically and across different sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the Chinese economy overall, but also may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payments of foreign-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity, our access to capital, and our ability to operate our business. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions in the PRC may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investment in China. We conduct all of our business through our subsidiary and consolidated affiliated entities established in China. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative or court proceedings to enforce lawful rights that we have either by law or under contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect that future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws, will have upon our business. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversions of our resources and the attention of our management.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign exchange may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliates, which could adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC operating subsidiaries and consolidated affiliated entities. We may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans we make to our PRC subsidiaries or consolidated affiliated entities in China are subject to PRC regulations and approvals. For example:

•	loans made by us to foreign invested enterprises, such as our PRC subsidiaries, cannot exceed statutory limits and must be registered with the SAFE, or its local counterparts; and

•	loans made by us to domestic PRC enterprises, such as our consolidated affiliated entities, must be approved by relevant PRC governmental authorities and also must be registered with the SAFE, or its local counterparts.

We also may decide to finance our PRC operating subsidiaries by means of capital contributions. Any such capital contribution that we make must be approved by the PRC Ministry of Commerce, or the MOC, or its local counterpart. Because our VIEs and their subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to government regulation of foreign investment in domestic PRC enterprises, as well as licensing and other regulatory issues.

We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions that we may want to make to our consolidated affiliated entities or any of their subsidiaries. If we fail to receive such registrations or approvals, our ability to fund or expand our PRC operations may be materially and adversely affected, which could adversely and materially affect our liquidity and our ability to expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with a local SAFE branch before establishing or controlling any company outside of China for the purpose of obtaining capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that hold shares in offshore special purpose companies established before November 1, 2005 were required to register with their local SAFE branch before March 31, 2006. Furthermore, PRC residents are required to file amendments to their registrations with their local SAFE branch if their offshore special purpose companies undergo material events involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. Such material events also would include an initial public offering by the company. Since May 2007, the SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which guidance provides more specific and stringent requirements on the registration relating to SAFE Circular 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective on July 1, 2011. This guidance obligates onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report such non-compliance to the local branch of SAFE.

As of the date of this annual report, we had been advised that both Limin Li and Yanqing Liang, each of whom is a PRC citizen and our shareholder, have registered with their respective local SAFE branches as required by the SAFE notice. They are required to amend their registrations to reflect recent developments of our company and our PRC subsidiary. The failure of our beneficial owners who are PRC citizens to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and also may limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company, or otherwise materially and adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

Pursuant to the Measures for the Administration of Individual Foreign Exchange promulgated by the People’s Bank of China on December 25, 2006, the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, promulgated on January 5, 2007 by the SAFE and the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies issued by the SAFE on February 15, 2012, or the Stock Incentive Plan Rules, which replaced the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007, “domestic individuals” (both PRC individuals and non-PRC individuals who reside in the PRC for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its share option or stock incentive plan are required, through qualified PRC agents which may be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to such share option or stock incentive plan. In addition, such “domestic individuals” also must retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. As such, our employees, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas-listed company upon the completion of our initial public offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and our PRC optionees may be subject to fines and other legal sanctions. We also may face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the PRC State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries are obligated to file documents related to employee share options with relevant tax authorities and to withhold amounts of individual income taxes from those employees who exercise their share options. If our employees fail to pay, or we fail to withhold, such amounts of income taxes according to relevant PRC tax laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.

If any of our PRC affiliates becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy such affiliate’s assets, which could reduce the size of our advertising network and materially and adversely affect our business, ability to generate revenues and the market price of our ADSs.

To comply with PRC laws, rules and regulations relating to restrictions on foreign investment in and ownership of advertising businesses in China, we currently conduct our operations in China through contractual arrangements with our consolidated affiliated entities and their equity holders. As part of these arrangements, VisionChina Media Group, Beijing Eastlong Advertising and their subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated affiliated entities or any of their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our income primarily derives from dividend payments received from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient amounts of foreign currency to pay dividends or other payments to us, or otherwise satisfy their obligations denominated in foreign currency. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions and expenditures from trade related transactions, can be made in foreign currency without prior approval from the SAFE by complying with certain procedural requirements. In addition, foreign currency received under current account items can be retained or sold to financial institutions engaged in the business of settling or selling foreign exchange by complying with relevant regulations. However, an approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign exchange and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currency. Similarly, an approval from the SAFE or its local branch is required if foreign currency received in respect of capital account items is to be retained or sold to financial institutions engaged in the business of settling or selling foreign exchange. In the future the PRC government also may, in its discretion, restrict access to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.

Fluctuation in the value of the Renminbi against the U.S. dollar is affected by, among other things, changes in the PRC’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.3 per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi against the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate more than 20% against the U.S. dollar over the following five years. As a consequence, the Renminbi has fluctuated sharply against other freely traded currencies since July 2008. It is difficult to predict how long the PRC government’s current policy with respect to the value of the Renminbi may continue, and when and how such policy may change in the future. The PRC government is still under significant international pressure to liberalize its currency policy or to adopt a more flexible policy, which could result in further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

As we rely on dividends paid to us by our operating subsidiary, any significant revaluation of the Renminbi may have a material and adverse effect on our cash flows, revenues, earnings and financial position, and the value of, and dividends payable on, our ADSs in foreign currency terms. Significant revaluation of the Renminbi also may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us for such payments. In addition, fluctuation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition and results of operations.

Very limited hedging options are available in China to reduce exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to such fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure successfully, if at all. In addition, any loss we incur related to foreign exchange depreciation may be aggravated by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign exchange.

The discontinuation of any preferential tax treatment currently available to us and the increase in the PRC enterprise income tax could decrease our net income and materially and adversely affect our financial condition and results of operations.

Our operating subsidiaries and consolidated affiliates are incorporated in the PRC and are subject to applicable PRC income tax laws and regulations. The PRC Enterprise Income Tax Law, or the EIT Law, became effective on January 1, 2008. The implementation of regulations under the EIT Law issued by the PRC State Council, or the implementation regulations, also became effective January 1, 2008. Under the EIT Law and the implementation regulations, the PRC has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law.

Before the EIT Law and its implementation regulations became effective on January 1, 2008, CDTC and VisionChina Media Group, as enterprises located in the Shenzhen Special Economic Zone, were allowed to enjoy a preferential tax rate of 15%, and pursuant to the EIT Law, continued to enjoy the lower rate and gradually transitioned to the new tax rate within five years from 2008 to 2012. VisionChina Media Group’s sales branches located in various cities in the PRC are subject to enterprise income tax at the standard rate of 25% under the EIT Law. Furthermore, in November 2008, VisionChina Media Group was recognized as a “new and high technology enterprise strongly supported by the state” and became entitled to a preferential tax rate of 15% for 2009 and 2010. In October 2011, VisionChina Media Group obtained approval from governmental authorities to be recognized as a state-encouraged new and high technology enterprise from 2011 to 2016, and is entitled to a preferential tax rate of 15% during these six years, subject to an approval from the tax authority at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged new and high technology enterprise starting from 2010, and this status is valid for a period of three years. As such, the effective EIT rate for Beijing Eastlong Technology was 15% in each of the years 2010, 2011 and 2012, and was 25% in 2013 and 2014, respectively. Furthermore, one of our operating consolidated affiliated entities in Luzhou in Sichuan province was recognized as a “local government encouraged company” and was entitled to exemption from the enterprise income tax for the years 2008 and 2009, and to reduced tax rates of 7.5%, 7.5%, 7.5%, and 15% for the years 2010, 2011, 2012 and 2013, respectively. The standard EIT rate of 25% was applicable to Beijing Eastlong Technology in 2014. Notwithstanding the standard statutory tax rate of 25%, in 2011, under the direction of the relevant tax authority, one of our operating consolidated affiliated entities, Jiangxi Huashi Media Advertising Co., Ltd., or Jiangxi Huashi, applied a deemed-profit-rate method for its annual tax filings in 2011. Pursuant to the deemed-profit-rate method, Jiangxi Huashi’s taxable income was deemed to be 16% of its revenues generated in 2011. Jiangxi Huashi did not produce any revenue for the year ended December 31, 2014.

We cannot assure you that our PRC operating subsidiary and consolidated affiliated entities will enjoy preferential tax treatment in the future. Any further changes to PRC tax laws or regulations could subject our PRC operating subsidiary and consolidated affiliated entities to increased rates of income tax. Any increase in the effective EIT rate applicable to our operating subsidiary and consolidated affiliated entities in the PRC would decrease our net income and materially and adversely affect our financial condition and results of operations.

Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.

The EIT Law specifies that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends derive from sources within the PRC. The State Council of the PRC has reduced this tax rate to 10% in the implementation regulations promulgated under the EIT Law. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiary in China may be subject to income tax at a rate of 10% if we are considered to be a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax on any dividends we receive from our subsidiary in China, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

In addition, we conduct our advertising business through contractual arrangements with our consolidated affiliated entities, which are currently owned by individuals. If one of our consolidated affiliated entities were to distribute dividends in the future, we would be required to pay taxes at an individual income tax rate of 20% on behalf of our employees who hold interests in that consolidated affiliated entity. Furthermore, business tax liability potentially may arise from the contractual arrangements with our consolidated affiliated entities. If we were unable to receive tax free distributions of earnings from our consolidated affiliated entities and were required to pay additional taxes on those distributions, our net income, financial condition, and results of operations would be materially and adversely affected.

We may be deemed a PRC resident enterprise under the EIT Law and subject to PRC taxation on our worldwide income.

The EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

Circular 82 and Circular 45 issued by the SAT in 2009 and 2011, respectively, or the SAT Notices, provide detailed guidance regarding the definition of “de facto management bodies” and the determination and administration of offshore-incorporated PRC tax residents. Under the SAT Notices, an “offshore-incorporated PRC tax resident” was defined as “an enterprise that is incorporated under the law of a foreign country or territory with a PRC company or PRC corporate group as its primary controlling shareholder whose de facto management bodies are located within the PRC.”

Our board of directors holds regular meetings and makes most of its significant operational, investment, financing and human resources decisions outside of the PRC. In addition, our senior management regularly spends time outside of the PRC developing and managing investor relations. As such, we believe that our “de facto management body” is located outside the PRC, and, accordingly, we believe that it is unlikely that we will be treated as a PRC “resident enterprise” under the EIT Law. Furthermore, we believe that we do not meet the criteria under Circular 82, since Circular 82 only applies to offshore enterprises controlled by PRC enterprises, while none of our major controlling shareholders is a PRC company or PRC corporate group. If we were treated as a “PRC resident enterprise” for PRC tax purposes, we would be subject to PRC tax on our worldwide income at the uniform tax rate of 25%, and our effective net tax rate and results of operations thereby could be materially and adversely affected. However, for the years ended December 31, 2012, 2013 and 2014, our legal entities organized outside of the PRC incurred losses. Therefore, even if our legal entities organized outside the PRC were treated as PRC residents for purposes of the EIT Law, our management believes that such treatment would not have any material impact on our results of operations.

Dividends payable by us to our foreign investors and any capital gains realized on the sale of our ADSs or common shares may become subject to tax under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at a rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but whose relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any capital gain realized on the transfer of ADSs or shares by such investors also is subject to PRC income tax at the 10% rate if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our common shares or ADSs, or the gain you may realize from the transfer of our common shares or ADSs, would be treated as income derived from sources within the PRC and thereby subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our common shares or ADSs, the value of your investment in our common shares or ADSs may be materially and adversely affected.

We face risks related to natural disasters, health epidemics, terrorist attacks or other events in China that may affect usage of public transportation, which could have a material and adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters, the outbreak of health epidemics, terrorist attacks or other events in China. For example, in early 2008, parts of China, in particular its southern, central and eastern regions, experienced what was reported to be the most severe winter weather in the country in half a century, which resulted in significant and extensive damage that severely impacted public transportation systems. In May 2008, a major earthquake struck Sichuan Province and certain other parts of China, devastating many of the affected areas and causing tens of thousands of deaths and widespread injuries. In addition, over the last decade, the PRC has encountered incidents of the H5N1 strain of bird flu, or avian flu, severe acute respiratory syndrome, or SARS, and, more recently in 2009, the outbreak of influenza A, also known as H1N1, and the spread of H7N9 avian influenza virus in early 2013. In July 2008, explosive devices were detonated on several buses in Kunming in China’s Yunnan Province, which resulted in casualties and disruptions to public transportation systems in Kunming. Any future natural disasters, health epidemics, terrorist attacks or other events in the PRC could cause a reduction in usage of, or other severe disruptions to, public transportation systems and could have a material and adverse effect on our business and results of operations.

The implementation of the PRC Labor Contract Law may significantly increase our operating expenses and adversely affect our business and results of operations.

The PRC National People’s Congress enacted the Labor Contract Law, which was promulgated on June 29, 2007 and became effective on January 1, 2008, and the amendment to the Labor Contract Law which was promulgated on December 28, 2012 and became effective on July 1, 2013, or the Labor Contract Law Amendment. The Labor Contract Law and the Labor Contract Law Amendment formalize workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions, and specifies standards and procedures for the termination of an employment contract. In addition, the Labor Contract Law and the Labor Contract Law Amendment require statutory severance pay to be paid upon the termination of an employment contract in most cases, including in cases where a fixed-term employment contract has expired. As there has been little guidance as to how the Labor Contract Law and the Labor Contract Law Amendment will be interpreted and enforced by relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law and the Labor Contract Law Amendment may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and the Labor Contract Law Amendment may also limit our ability to effect these changes in a manner that we believe to be most desirable or cost-effective, which could adversely affect our business and results of operations.

Risks Related to Our Common Shares and ADSs

The market price of our ADSs may be volatile which could result in substantial loss to you.

The market price of our ADSs is likely to be highly volatile and subject to wide fluctuations in response to a number of factors, including:

•	actual or anticipated fluctuations in our quarterly operating results;

•	regulatory developments in China affecting us, our industry, our corporate structure or our advertisers;

•	announcements of competitive developments;

•	announcements regarding litigation or administrative proceedings involving us;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of companies with comparable businesses;

•	additions or departures of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding common shares or ADSs;

•	sales or perceived sales of additional common shares or ADSs; and

•	conversion of convertible notes held by the Former DMG Shareholders.

In addition, the securities markets from time to time have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, without reference to our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies also may negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2014, we had 102,121,144 common shares outstanding, including 79,250,445 common shares represented by 3,962,522 ADSs. Sales of our common shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs. In addition, certain of our shareholders or their transferees and assignees have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain events. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon their registration becoming effective. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our charter documents contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ADSs.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of our company, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares in the form of ADS or otherwise. Preferred shares thus could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our common shares may decline and the voting and other rights of the holders of our common shares may be materially and adversely affected.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions of the United States. In particular, securities laws of the Cayman Islands are less developed than those of the United States. In addition, some U.S. states, such as Delaware, have bodies of corporate law that are more fully developed and judicially interpreted than corporate law of the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they otherwise would if they were shareholders of a company incorporated in the United States.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It also may be difficult for you to enforce in the U.S. judgments obtained in U.S. courts based on civil liability provisions of U.S. federal securities laws against us or our officers and directors, most of whom are not residents of the United States and a substantial portion of whose assets are located outside of the United States. Moreover, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or our directors and officers predicated upon civil liability provisions of securities laws of the United States or any state in the United States. In addition, there is uncertainty as to whether courts of the Cayman Islands or the PRC would be competent to hear original actions brought against us or our directors and officers predicated upon the securities laws of the United States or any state in the United States.

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

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our common shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to provide the depositary with our notice of meeting and related voting materials in a timely fashion;

•	we have instructed the depositary that we do not wish to receive a discretionary proxy;

•	we have informed the depositary that there is substantial opposition to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material and adverse impact on shareholders.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which they relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may not be able to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities underlying our ADS, after having deducted its fees and expenses and any applicable taxes and government charges. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, in its discretion, decide that it is impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not reasonably practicable to distribute certain property, or that the value of certain distributions may be less than the cost of distributing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

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

On December 6, 2007, our ADSs were listed on the Nasdaq Global Market.

We purchased all of the outstanding equity interests in six British Virgin Islands companies from their sellers pursuant to share subscription agreements entered into in April, May and August 2008 in connection with our acquisition of certain advertising agency businesses in China.

In August 2008, we completed a follow-on public offering in which we sold 1,150,000 newly issued common shares, in the form of ADSs, at a price of US$16.00 per ADS and received gross proceeds of US$17.6 million.

In October 2009, we entered into an agreement (which was amended and restated in November 2009) to acquire Digital Media Group, which was completed in January 2010. The total consideration of US$160 million (or US$167 million based on the fair value of the total consideration on the acquisition date in January 2010) was payable in three installments over two years in cash and shares. In November 2009, we deposited the initial installment of US$40 million and 8,476,013 of our common shares, registered under Vision Best Limited, our consolidated subsidiary, into an escrow account, a portion of which was released upon completion of the acquisition and the remaining portion was to be released in accordance with the terms of the agreement and plan relating to our acquisition of Digital Media Group. The second installment of US$30 million was to be paid on the first anniversary of the acquisition, of which US$20 million was to be in the form of cash and US$10 million in the form of cash or shares at the option of the eligible Former DMG Shareholders. The number of our ordinary shares representing the share consideration of the second installment was to be equal to the quotient of US$10 million divided by the higher of (A) 125% of US$7.0788, or the Initial Conversion Price, and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) two days prior to the payment date. The third installment of US$30 million was to be paid on the second anniversary of the acquisition, of which US$20 million was to be in the form of cash and US$10 million in the form of cash or shares at the option of the eligible Former DMG Shareholders. The number of our ordinary shares representing the share consideration of the third installment was to be equal to the quotient of US$10 million divided by the higher of (A) 150% of the Initial Conversion Price and (B) 80% of the average of the closing sales prices for one ADS as reported on the Nasdaq Global Market for the twenty consecutive trading days ending (and including) one day prior to the payment date. The second and third installments totaling US$60 million remained unpaid as of December 31, 2013 as a result of our lawsuit against the Former DMG Shareholders. On April 30, 2014, we entered into a Settlement Arrangement with the Former DMG Shareholders. Pursuant to the Settlement Arrangement, we and the Former DMG Shareholders agreed to discontinue pending litigation in connection with the acquisition of Digital Media Group in New York, United States and the Cayman Islands with customary closing conditions. We agreed to settle the unpaid acquisition consideration by a combination of an upfront payment of US$12 million in cash and the issuance of interest-bearing convertible notes of US$58 million to the Former DMG Shareholders upon closing.

In July 2010, following a definitive agreement entered into between our company and certain of our existing shareholders and employees dated June 25, 2010, we issued an aggregate of 4,006,474 common shares at a subscription price of US$3.22 per share, equivalent to US$3.22 per ADS, to these existing shareholders and employees. We received net proceeds of US$12.9 million from issuing these shares.

On December 30, 2010, in order to offer integrated media solutions and greater media value to advertisers, we entered into a securities purchase agreement with Focus Media Holding Limited, or Focus Media, China’s largest lifestyle community and digital out-of-home media company; Front Lead Investments Limited, or Front Lead; and JJ Media Investment Holding Limited, or JJ Media. Pursuant to this agreement, Focus Media, Front Lead and JJ Media purchased 15,331,305, 1,022,087 and 1,022,087, respectively, of our newly issued common shares at a price of US$3.979 per share, equivalent to US$3.979 per ADS. Upon the consummation of these transactions, Front Lead and Focus Media owned approximately 17.2% and 15%, respectively, of our outstanding common shares. In connection with these transactions, we also entered into a shareholders agreement and a registration rights agreement with Front Lead, Focus Media and JJ Media on January 13, 2011. We received net proceeds of US$69.0 million from these transactions.

Pursuant to the securities purchase agreement, each of Focus Media, Front Lead and JJ Media agreed to a lock-up period of 365 days from the date on which they purchased our newly issued common shares with respect to all transactions other than those in which a majority of our company is being acquired. Furthermore, Focus Media and JJ Media each agreed to a standstill period ranging from two to three years from the date on which they purchased our newly issued common shares, during which period they would not acquire or offer to acquire any additional voting securities of our company or assist or participate in efforts by any other party to do so. These restrictions do not apply to transactions made by Focus Media pursuant to its gross-up rights provided by the securities purchase agreement. Such gross-up rights are valid for five years from the date of the securities purchase agreement and give Focus Media the opportunity to acquire securities offered by us in any nonpublic offering or sale of any security that is convertible into equity in order to maintain its proportionate interest in our company.

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

Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group and Beijing Eastlong Advertising. While we do not have any equity interests in the operating entities in China, our relationships with VisionChina Media Group, Beijing Eastlong Advertising and their respective equity holders are governed by a series of contractual arrangements that allow us effectively to control and derive economic benefits from both VisionChina Media Group and Beijing Eastlong Advertising (for the details of these contractual arrangements, please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries”). Accordingly, we treat VisionChina Media Group and Beijing Eastlong Advertising as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. All our revenues were derived from VisionChina Media Group for the year ended December 31, 2009. After we completed the acquisition of Digital Media Group in January 2010, Beijing Eastlong Advertising became our consolidated variable interest entity, and substantially all of our revenues for the years ended December 31, 2010 and 2011 were derived from VisionChina Media Group and Beijing Eastlong Advertising. Our assets and those of our subsidiaries mainly include cash, accounts receivables, plants and equipment, intangible assets, investments in consolidated variable interest entities and investments under cost method. The revenues generated by us and our subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements to which CDTC and Beijing Eastlong Advertising are parties, are primarily derived from (1) sales of Passenger Information and Direction Systems, which display information about the subway trains and advertising, to various subway companies in the PRC; (2) sales of equipment used for mobile digital television systems on mass transit systems; and (3) advertising revenue on advertising platforms located outside of the PRC. In the fiscal years ended December 31, 2012, 2013 and 2014, we and our subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 0.7%, 1.5% and 1.3%, respectively, of our total consolidated net revenues derived from third parties and non-consolidated affiliates. As of December 31, 2012, 2013 and 2014, we and our subsidiaries accounted for an aggregate of 22.6%, 20.7% and 21.3%, respectively, of our total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

Other than the above contractual arrangements, our company or CDTC does not have any business relationships with the equity holders of VisionChina Media Group, and our company or Beijing Eastlong Technology does not have any business relationships with the equity holders of Beijing Eastlong Advertising.

The nominee shareholders of our consolidated affiliated entities are Limin Li, Yangqing Yang, Qijun Men and Haifeng Wang. The business relationship between us and Limin Li and his affiliates is set forth in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Affiliated Companies of Limin Li”. Neither Yanqing Liang nor her affiliated companies have any business relationship with us. Qijun Men and Haifeng Wang are individual shareholders of Beijing Eastlong Advertising. Qijun Men and Haifeng Wang are not shareholders of VisionChina and do not have any business relationship or transactions with us.

Our principal executive offices are located at 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, People’s Republic of China. Our telephone number at this address is (86 755) 8293-2222 and our fax number is (86 755) 8298-1111. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands, and British West Indies. Our principal website is www.visionchina.cn. The information contained on our website is not a part of this annual report.

Principal Capital Expenditures

We had capital expenditures of US$1.8 million, US$1.5 million and US$2.2million for the years ended December 31, 2012, 2013 and 2014, respectively. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network. In 2014, we also purchased WiFi devices and equipment related to our public transit WiFi network. The digital television displays we acquired have an estimated useful life of five years and WiFi related devices and equipment have useful lives ranging from three to five years. As of December 31, 2014, the estimated average remaining useful life of our digital television displays is approximately 2.5 years. We believe that our existing digital television displays, with cost value of US$17.7 million as of December 31, 2014, will not become technologically obsolete before the end of their respective useful lives. Therefore we do not expect significant capital expenditure for replacement of digital television displays in 2015. Our capital expenditures were primarily funded by proceeds from issuance of our common shares and proceeds from bank loans for the years ended December 31, 2012, 2013 and 2014. We expect our capital expenditures in 2015 primarily to consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network and in preparation to replace our digital television displays. We believe that we will be able to fund these upgrades and equipment purchases from our internal cash reserves, and do not anticipate these obligations having a material impact on our liquidity needs.

To ensure our compliance with the required National Standard for mobile digital television advertising, we may need to incur additional capital expenditures in order to upgrade our mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.

B.	Business Overview

Overview

Based on our number of displays, we believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China. Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through our consolidated affiliated entities. Our relationships with our consolidated affiliated entities and their shareholders are governed by a series of contractual arrangements that allow us effectively to control, and derive substantially all of the economic benefits from, our consolidated affiliated entities. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and in subway trains and on subway platforms that receive mobile digital television broadcasts of real-time content and advertising. We also operate various closed-circuit advertising digital displays on certain subway platforms and in subway trains in Beijing, Chongqing, Nanjing, Shenzhen and Tianjin. As of December 31, 2014, our network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 91,275 displays. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements to meet our clients’ demands.

We believe that our network delivers substantial value to our advertising clients by reaching targeted mobile audiences in an enclosed environment conducive to capturing their attention. We also believe that the combination of our advertising content along with real-time news and stock quotes, weather and traffic updates, sports highlights and other programs displayed on our network makes the audience more receptive to the advertisements on our network and ultimately helps make the advertisements more effective for our advertising clients. In addition, the real-time broadcasting capability of our network allows us to utilize our network to disseminate public-interest messages and programs that promote the general welfare of society and other urgent messages during emergency situations such as typhoons, earthquakes or other events that concern public safety.

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

We principally generate revenues by selling advertising time during breaks in between the programs and certain infomercials on our network and supplemental subway advertising platform. In addition, we have the ability to sell soft advertising time embedded in the programs. We charge our advertising clients by the broadcasting time of the advertisement in each city where they want to place their advertisement. We divide our cities into different price categories based on a variety of factors, including the number of installed displays, population, demand and consumer purchasing power.

We also vary pricing based on the time of day when an advertisement is broadcasted, with higher prices typically during the morning and evening commute periods.

As of December 31, 2014, we use the following business models for our advertising operations in China:

•	Exclusive agency model refers to our arrangements, with terms ranging up to 12 years, in 19 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Chongqing, Dalian, Guangzhou, Nanjing, Ningbo, Shenyang, Shenzhen, Suzhou, Taiyuan, Tianjin, Wuhan, Wuxi, Xiamen and Zhengzhou. We have entered into an exclusive advertising agency agreement with the partner local mobile digital television company or local subway authority in 5 cities, namely Beijing, Changsha, Chengdu, Guangzhou and Nanjing, that typically gives us the exclusive right to sell all of the advertising time on our local partner’s mobile digital television network located on buses or subways. Our exclusive agency arrangements in Changzhou, Dalian, Suzhou, Wuxi, Xiamen, Zhengzhou, Changchun, Ningbo, Shenyang, Taiyuan and Wuhan that give us the exclusive right to sell a portion of the advertising time do not include sales of advertising time to local advertisers within each respective city. For our supplemental subway advertising operations, we have also entered into exclusive advertising agency agreements with the partner subway authority or partner local mobile digital television company for subway trains and platforms in Beijing, Chongqing, Nanjing, Shenzhen and Tianjin.

•	Direct investment model refers to our arrangements in 11 cities, among which we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a noncontrolling equity interest, as well as our arrangement in one city, among which we and a partner local subway authority, or its affiliate, have formed a joint-owned subway television operating company in which we hold a noncontrolling equity interest. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this annual report. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In the majority of our direct investment cities, such as Changchun, Changzhou, Chengdu, Chongqing, Dalian, Ningbo, Suzhou, Wuhan, Wuxi and Zhengzhou, we also have entered into an exclusive agency agreement with our direct investment entities to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time at commercial prices from our direct investment entities and resell them to our advertising clients.

•	Outreach agency model refers to our operations in other cities where we purchase advertising time from an existing mobile digital television company or other advertising service providers outside of our network, either directly or through an agent at the request of our clients. This model works in conjunction with our network arrangements to extend the reach of our advertising operations to cover substantially all of the major advertising markets in China. As of December 31, 2014, we had advertising time purchase agreements with 77 companies engaged in the business of providing mobile digital television advertising on buses and 11 companies engaged in the business of providing mobile digital television advertising on subways.

Through December 31, 2014, 549 advertisers had purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an advertising agent. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent. Our top three brand name advertisers, Yihai Kerry, Uniliver and Wrigley accounted in aggregate for approximately 18.1% of our advertising service revenue for the year ended December 31, 2014. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network. We generated advertising service revenues of US$114.7 million, US$103.1 million and US$102.4 million for the years ended December 31, 2012, 2013 and 2014, respectively. We incurred net losses attributable to our shareholders of US$246.4 million, US$24.0 million and US$31.1 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Our Advertising Network

As of March 31, 2015, our network and supplemental subway advertising platform covered 19 cities in China. The following map and tables illustrate the geographic scope of our mobile digital television advertising network and supplemental subway advertising platform as of March 31, 2015:

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency	Direct Investment
Beijing Bus(1)	√
Changchun(2)	√	√
Changsha(3)	√
Changzhou(4)	√	√
Chengdu	√	√
Dalian(5)	√	√
Guangzhou	√
Nanjing(6)	√
Nanjing (five subway lines)(7)	√
Ningbo(8)	√	√
Shenyang(9)	√
Suzhou(10)	√	√
Taiyuan(11)	√
Wuhan(12)	√	√
Wuxi(13)	√	√
Xiamen(14)	√
Zhengzhou(15)	√	√

(1)	Our exclusive agency arrangement for Beijing Bus gives us the exclusive right to sell a portion of the advertising time on Beijing’s bus mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Beijing, from January 1, 2015.
(2)	Our exclusive agency arrangement in Changchun gives us the exclusive right to sell a portion of the advertising time on Changchun’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Changchun, from July 1, 2014.
(3)	Our exclusive agency arrangement in Changsha gives us the exclusive right to sell a portion of the advertising time on Changsha’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Changsha, from January 1, 2015.
(4)	Our exclusive agency arrangement in Changzhou gives us the exclusive right to sell a portion of the advertising time on Changzhou’s mobile digital television network to advertisers, excluding those from Changzhou, from March 5, 2010.
(5)	Our exclusive agency arrangement in Dalian gives us the exclusive right to sell a portion of the advertising time on Dalian’s mobile digital television network to advertisers, excluding those from Dalian, from November 1, 2012 to October 30, 2015.
(6)	We terminated our exclusive agreement for Nanjing Bus with Nanjing Guangdian Mobile Television Development Co., Ltd., effective January 1, 2015.
(7)	Our exclusive agency arrangement for the Nanjing subway gives us the exclusive right to sell a portion of the advertising time on the mobile digital television network in five lines of the Nanjing subway (lines 1, 3, 10, the Ninggao line and the Ningtian line), excluding sales of advertising time to advertisers from Nanjing, from September 30, 2014.
(8)	Our exclusive agency arrangement in Ningbo gives us the exclusive right to sell a portion of the advertising time on Ningbo’s mobile digital television network, excluding sales of advertising time to advertisers from Ningbo.

(9)	Our exclusive agency arrangement in Shenyang gives us the exclusive right to sell a portion of the advertising time on Shenyang’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Shenyang, from July 1, 2014.
(10)	Our exclusive agency arrangement in Suzhou gives us the exclusive right to sell a portion of the advertising time on Suzhou’s mobile digital television network, excluding sales of advertising time to advertisers from Suzhou.
(11)	Our exclusive agency arrangement in Taiyuan gives us the exclusive right to sell a portion of the advertising time on Taiyuan’s mobile digital television network, excluding sales of advertising time to advertisers from Taiyuan.
(12)	Our exclusive agency arrangement in Wuhan gives us the exclusive right to sell a portion of the advertising time on Wuhan’s mobile digital television network to advertisers excluding sales of advertising time to advertisers from Wuhan, from April 1, 2014.
(13)	Our exclusive agency arrangement in Wuxi gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Wuxi.
(14)	Our exclusive agency agreements in Xiamen give us the exclusive rights to sell a portion of the advertising time on Xiamen’s mobile television network to advertisers, excluding those from Xiamen.
(15)	Our exclusive agency agreements in Zhengzhou give us the exclusive rights to sell a portion of the advertising time on Zhengzhou’s mobile television network from January 1, 2013 to December 31, 2015, excluding sales of advertising time to advertisers from Zhengzhou.

Our exclusive advertising agency arrangement for the Shanghai subway, which was acquired through our acquisition of Digital Media Group, gave us the exclusive right to sell all of the advertising time on the mobile digital television network in 13 lines of the Shanghai subway from January 2, 2010. We terminated the exclusive advertising agency agreement in Shanghai for 13 lines effective September 1, 2012. We terminated the exclusive advertising agency agreement in Beijing subway for 4 lines (lines 1, 2, 3 and the Batong line) effective September 1, 2014. We terminated the exclusive advertising agency agreement for the Guangzhou subway with Guangzhou metro Television Co., Ltd., effective November 1, 2014.

Our Supplemental Subway Advertising Platform Cities	Exclusive Agency	Direct Investment
Beijing (two subway lines)(1)	√
Chongqing(2)	√	√
Shenzhen (line 4 of the Shenzhen subway)(3)	√
Shenzhen (three subway lines)(4)	√
Tianjin	√
Nanjing (line 2 and southern extension of line 1)(5)	√

(1)	Our exclusive agency arrangement in Beijing on our supplemental subway advertising platform gives us the exclusive right to sell all of the advertising time on the television platform in subway line 4 and the Daxing line of the Beijing subway.
(2)	Our arrangements in Chongqing give our direct investment entity the exclusive right to sell all of the advertising time on the television platform in Chongqing’s light rail lines 1, 2 and 3. Our direct investment entity also entered into an exclusive arrangement with us in April 2011 which gives us the exclusive right to sell all of the advertising time on the television platform in Chongqing’s light rail line 2.
(3)	Our exclusive agency arrangement for Shenzhen line 4 gives us the exclusive right to sell all of the advertising time on the television platform in line 4 of the Shenzhen subway.
(4)	In March 2011, we signed an exclusive agency arrangement with Shenzhen subway, which gives us the exclusive right to sell all of the advertising time in subway platforms in line 1, and in subway platforms and subway trains on lines 2 and 5 from July 1, 2011 to June 30, 2016.
(5)	Our exclusive agency arrangements in Nanjing give us the exclusive right to sell all of the advertising time on the television platform in line 2 and in the southern extension of line 1 of the Nanjing subway for a period of ten years starting from May 28, 2010.

Our mobile digital television advertising network and supplemental subway advertising platform include digital displays installed in the mass transportation systems of 19 cities around China as of December 31, 2014. Those digital television displays in our mobile digital television advertising network receive real-time programs broadcast by local television stations on mobile digital television frequencies. The digital television screens in our supplemental subway advertising platform receive programming transmitted through closed circuit digital networks. As of December 31, 2014, our mobile digital television advertising network and supplemental subway advertising platform consisted of approximately 91,275 digital displays.

We believe that our network bridges the gap between traditional television advertising and other out-of-home advertising networks by combining the advantages of each medium. Our advertising network captures the attention of the audience with real-time broadcasts of programs and also reaches the audience in out-of-home locations such as mass transportation systems. Similar to traditional television broadcasts, our network delivers real-time news and stock quotes, sports and other entertainment programs for some of the total broadcast time and advertising content during short breaks between the programs.

Our Advertising Network and Supplemental Subway Platforms

We conduct our mobile digital television advertising operations under the following three contractual arrangements:

Our Exclusive Agency Cities

As of December 31, 2014, we operated our advertising network under the exclusive agency model in 16 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Dalian, Guangzhou, Nanjing, Ningbo, Shenyang, Suzhou, Taiyuan, Wuhan, Wuxi, Xiamen and Zhengzhou.

Under our exclusive agency model, we enter into an exclusive agreement with the local mobile digital television company or the partner subway authority to become the exclusive advertising agent for that network. Our exclusive agency arrangements in Beijing, Changchun, Changsha, Changzhou, Dalian, Nanjing, Ningbo, Shenyang, Suzhou, Taiyuan, Wuhan, Wuxi, Xiamen and Zhengzhou, which give us the exclusive right to sell a portion of the advertising time on the mobile digital television network in that city, does not include sales of advertising time to local advertisers from Beijing, Changchun, Changsha, Changzhou, Dalian, Nanjing, Ningbo, Shenyang, Suzhou, Taiyuan, Wuhan, Wuxi, Xiamen and Zhengzhou, respectively.

For our supplemental subway advertising operations, as of December 31, 2014, we also have entered into exclusive agency agreements with the partner subway authority or partner local mobile digital television company for subway trains and platforms in Beijing, Chongqing, Nanjing, Shenzhen and Tianjin.

Our advertising network and supplemental subway advertising platform operating under the exclusive agency model in Beijing, Guangzhou and Shenzhen accounted in the aggregate for approximately 51.0% of our advertising service revenue for the year ended December 31, 2014. We entered into exclusive agency agreements with (1) Beijing Beiguang Media Mobile Television Co., Ltd. on October 13, 2006 for a term of ten years and seven months, (2) Guangzhou Zhujiang Mobile Multimedia Information Co., Ltd. on July 26, 2007 for a term of eight years, (3) Shenzhen Metro Group Company Limited on March 15, 2011 for a term of five years and (4) MTR (Shenzhen) Company Limited on April 21, 2010 for a term of seven years.

As of December 31, 2014, according to the typical terms of the exclusive agency agreements:

•	We typically pay a pre-determined media cost each year to the mobile digital television company to receive the exclusive right to place advertisements on that network.

•	We have the responsibility to invest in new digital television displays and install the displays in new buses in Beijing, Guangzhou and Nanjing. For our supplemental subway advertising operations acquired in connection with our acquisition of Digital Media Group, we are responsible for installing displays in the subway trains and platforms in Beijing (line 4), Chongqing, and Tianjin, as well as displays in the subway trains on line 2 in Nanjing and the southern extension of line 1, and we are responsible for upgrading displays in Nanjing. Most of these displays were installed and upgraded prior to our acquisition of Digital Media Group.

•	We either sign a contract directly with the local mass transportation companies, or our local partner or our direct investment entity signs the contract with the local mass transportation companies and assigns to us the right to install displays.

•	Our local partner or our direct investment entity makes the investment to construct the broadcasting infrastructure and arranges the necessary approvals from relevant regulatory agencies.

•	Our local partner or our direct investment entity remains responsible for all of the broadcast programs aside from advertising content, but we may provide suggestions for the purpose of maximizing the effectiveness of our advertising network.

In cities where a local television station has already created a mobile digital television company, we generally prefer to expand our cooperation by engaging in an exclusive agency agreement. These exclusive arrangements allow our local partner to focus on the programming and operation of the mobile digital television network without worrying about generating advertising revenues. Our pre-determined payment of the media cost each year guarantees our local partner a steady stream of income, and our ability to place advertisements from local, national and international clients may enhance the prestige and public perception of the local mobile digital television network. In addition, we generally work closely with our local partner in the operation of the network and may provide suggestions regarding programming on the network.

Our Direct Investment Cities

As of December 31, 2014, we operated our mobile digital television advertising network under the direct investment model in nine cities: Changchun, Changzhou, Chengdu, Dalian, Ningbo, Suzhou, Wuhan, Wuxi and Zhengzhou. We also operated our supplemental subway advertising platform under the direct investment model in Chongqing. In these ten cities, in addition to primary installations of digital television displays on buses, subway platforms or subway trains, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Changchun, Dalian, Suzhou, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with a local television station or subway company authorized to operate the digital television network or supplemental subway advertising platforms in that city. Due to regulatory considerations, we typically own 49% of the direct investment entity and our partner owns the other 51%, but in Shenzhen and Wuxi we own 25% and 14%, respectively. Aside from the arrangements in respect of our direct investment entities in Shenzhen and Wuxi, the remaining ten direct investment agreements usually contain the following provisions:

•	We appoint the general managers of most of the direct investment entities.

•	We train a locally recruited sales force.

•	We purchase advertising time from our direct investment entity and place advertisements for broadcasting on the local network.

•	We sell assembled digital television displays to the direct investment entity.

•	The local television station obtains the necessary approvals for operating the mobile digital television station.

•	The local television station provides the transmission equipment for broadcasting the advertising and programming in that city.

•	The direct investment entity enters into contracts with local mass transportation companies to install our digital television displays in buses and other suitable locations.

•	The local television station provides the news, entertainment and other programs for broadcasting on the direct investment entity’s network, and the local television station ensures that the programs conform to applicable PRC content laws and regulations.

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

We have entered into an exclusive agency agreement with our direct investment entity in Chengdu to control all of the advertising time on the mobile digital television network operated by Chengdu China Digital Mobile Television Co., Ltd.,. This exclusive agency agreement with our direct investment entity contains the same terms in all material respects as the exclusive agency agreements that we sign with independent local mobile digital television operating companies. However, our exclusive agency arrangements with our direct investment entities in Changzhou, Dalian, Suzhou, and Wuxi, that give us the exclusive right to sell a portion of the advertising time on these cities’ mobile digital television networks, does not include sales of advertising time to advertisers from Changzhou, Dalian, Suzhou, Ningbo, Wuhan and Wuxi, respectively. These exclusive agency agreements grant us the exclusive right to sell the advertising time on the direct investment network typically for a term ranging from four years to eight years. Under these arrangements, we realize all of the advertising revenues and pay a pre-determined media cost to the direct investment entity. Under this type of contract, the direct investment entity effectively transfers the operational risk to us and enjoys a guaranteed stream of revenues. We believe that the terms of these exclusive agency agreements were negotiated on an arm’s length basis. See “Item 7. — Major Shareholders and Related Party Transactions — B. Related Party Transactions — Exclusive Agency Agreements with Our Direct Investment Entities”.

Our Outreach Agency Cities

We extend our geographic reach beyond the existing scope of our network by purchasing advertising time on mobile digital television networks or other media either directly or through an agent in cities outside of our network at the request of our advertising clients.

Our outreach agency model allows our advertising operation to have a larger geographic presence and to provide the local network with advertising from national or international clients, which may heighten the prestige and public perception of the local network. If our demand for advertising time on the local network grows to a sufficient threshold, we may attempt to engage the local network in an exclusive agency agreement to broaden our cooperation.

Advertising Clients, Sales and Marketing

Our Advertising Clients

The quality and broad geographic coverage of our mobile digital television advertising network has attracted a broad base of international and domestic advertisers. Since our inception, 1,141 advertisers have purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an agent as of December 31, 2014. We regularly collaborate with some of the largest global advertising agencies, or 4A agencies, to place advertisements for their clients. We have the ability to place a client’s advertisements in one or more cities, both within and beyond our network, according to their demands. As of December 31, 2014, we have placed advertisements in over 90 cities across China. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts. Our top three brand name advertisers, Yihai Kerry, Unilever and Wrigley, accounted in the aggregate for approximately 18.1% of our advertising service revenue for the year ended December 31, 2014. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network.

The following table sets forth a breakdown of our advertisers by industry for the year ended December 31, 2014:

Industry	% of total advertising service revenues
Food, Beverage, Restaurants, Wines and Spirits	47.4%
Pharmaceutical and Nutritional Supplements	6.4%
Household Products	6.7%
IT and Internet(1)	13.9%
Fashion and Accessories	1.4%
Electronics and Digital Products	1.8%
Tourism	8.2%
Others	14.2%

(1)	Advertising service revenues derived from the IT and Internet industry include revenues generated from the online gaming industry, which individually accounted for 6.9% of our total advertising service revenues.

Sales and Marketing

As of December 31, 2014, we employed an experienced advertising sales force of 290 employees. We also engaged consultants to assist with our marketing efforts. In addition to our direct sales force, we also sell our advertising time through third party advertising agencies such as the 4A agencies. We provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about our services, the advantages of using our mobile digital television advertising network as a marketing channel and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions. We believe that our regional coverage teams provide quality service for our advertisers and allow our sales and marketing teams to focus on building close relationships and on staying current on regional market trends. We also market our advertising services from time to time by placing advertisements on our own network.

We believe our advertisers derive substantial value from our ability to provide advertising services targeted at specific segments of consumer markets. Since market research is an important part of evaluating and demonstrating the effectiveness and value of our business to advertisers, we routinely provide market research reports to our clients as part of our marketing efforts. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for our internal use to evaluate new and existing advertising channels. We also purchase or commission studies containing relevant market study data from reputable third-party market research firms, such as CTR Market Research. We typically consult such studies to assist us in evaluating the effectiveness of our network for our advertisers. A number of these studies contain research on the numbers and socio-economic and demographic profiles of the users of the mass transportation systems in the cities where we operate.

Starting from May 2008, we agreed with CTR Market Research, the largest media and market research company in China, to jointly develop the first media evaluation standard for China’s mobile digital televisions on public transportation systems. China has experienced rapid growth in the mobile digital television market in recent years, but the industry lacks a standardized and authoritative audience measurement index which advertisers and media owners may use to judge the efficacy and value of advertisements placed on mobile digital television networks on public transportation systems. The creation of third-party evaluation standards will help provide common criteria for comparing mobile digital television with traditional television, which is expected to help elevate the status of the emergent mobile digital television industry.

Advertising Contracts

The standard advertising package includes advertising time on our network in a particular city on either the mobile digital television advertising network or our supplemental subway advertising platform, and our clients often combine standard advertising packages to purchase advertising time across multiple cities. Our sales are made pursuant to written contracts with commitments ranging from one week to one year. Similar to traditional television advertising, we primarily sell advertising time during breaks between programs and we also sell soft advertising embedded into programs. The majority of our customers purchase the advertising time during breaks between programs and we often provide flexible durations of time to meet the specific demands of our advertising clients. Our clients may choose to broadcast these advertisements during specific times of the day or throughout the entire day. Our advertising rates vary depending on the time of day, the broadcast city and the receiving platform. We divide our cities into different categories and charge rates consistent with the advertising market in that city. We evaluate the listed price at the end of each quarter against the prevailing advertising rates of our competitors in each city and determine any adjustments to be made based on prevailing market trends. The price we charge for advertising time differs in each city as a function of the size of our network, the quality and mixture of the programming, socioeconomic conditions and other prevailing market considerations.

We generally require our clients to submit advertising content at least five days prior to the first broadcast date for compliance review. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.

Programming

The mobile digital television network in each city determines its mixture of programming independently from the others. For our direct investment cities, the direct investment entity exercises direct control over the mixture of programming and advertising, and for our exclusive agency cities, we typically work closely with our partner network to enhance the effectiveness of the advertisements broadcasted. The mobile digital television network broadcasts real-time news and stock quotes, sports highlights and other entertainment programs for most of the time and we use short breaks between these programs to broadcast advertising in order to maximize the effectiveness of our advertising network.

We provide suggestions for some of the programs to be broadcast in our direct investment cities, and the local television station produces the remaining programs by editing the material used for local television station broadcasts. Our ability to distribute programs produced by the local television station in one city to other cities in our network gives us the opportunity to syndicate entertaining programs across all of our local networks and to attract larger audiences to our network. Our real-time broadcast platform also allows local television stations to provide real-time news and stock quotes and entertainment programs.

Relationships with Location Providers

Establishing and maintaining long-term relationships with local mass transportation companies is critical to our business. We have entered into the following arrangements to secure rights to install or use the displays on mass transportation systems in many cities across China.

Our Exclusive Agency Cities

In our exclusive agency cities, the local mobile digital television company typically negotiates directly with the bus companies or other local mass transportation service providers for a placement agreement to secure the right to install digital television displays and then exclusively assigns that right to us. In our exclusive agency cities that are also our direct investment cities, the direct investment entity usually negotiates directly with the bus companies or other location providers for a placement agreement to secure the right to install and operate the digital television displays. In Guangzhou, which is an exclusive agency city, our local affiliate has entered into agreements directly with bus companies to install and operate the mobile digital television displays. In Changzhou, which also is an exclusive agency city, we have entered into an agreement directly with the local bus company to install and operate the mobile digital television displays. For our supplemental subway advertising operations, we have entered into exclusive agency agreements with the local subway authorities or their related entities.

Our Direct Investment Cities

With the exception of Changzhou, in our direct investment cities, the direct investment entity negotiates directly with the bus companies or other location providers for a placement agreement to secure the right to install the digital television displays.

Technology

Our digital television advertising network uses digital television technology. This technology provides a communication method for broadcasting and receiving moving pictures and sound by using digital signals, which provides better throughput compared to the analog signals used by analog televisions. The digital television broadcasts use digital modulation data, which uses an algorithm to digitally compress the data. The transmission equipment broadcasts a digital bit stream wirelessly over an analog bandpass channel to television receivers that decode the digital signal. Our digital television displays installed on buses contain a receiver and decoder component that performs this task and displays the broadcasted content. This technology enables the uninterrupted reception of audio visual signals while in motion, thereby allowing the display of real-time programs on moving buses. Our supplemental subway advertising platform also uses digital displays, and we transmit the advertisements and information from a broadcast center digitally, through a local area closed circuit network, to the displays.

Suppliers

The primary hardware required for operating our business comprises digital television displays, mobile digital television receivers, speakers and other related equipment that we use in our mobile digital television advertising network. Maintaining a steady supply of our digital television displays is important to our operations and the growth of our mobile digital television advertising network. We purchase our digital television displays and receivers from third party manufacturers who build these components according to our specifications. We select component suppliers based on price and quality. As there are several other qualified alternative suppliers for our equipment, our obligation to our current suppliers is not exclusive. We have never experienced any material delay or interruption in the supply of our digital television displays.

Competition

We compete with other advertising companies in China including companies that operate out-of-home advertising media networks such as Focus Media Holding Limited, AirMedia Group Inc., Towona Mobile Digital Co., Ltd. and Bus Online Media Co., Ltd. We also compete with traditional television stations for advertising spending. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other companies that offer to provide advertising through alternative media, such as the Internet, street furniture, billboards, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, magazines and radio. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash drives or DVDs.

In the future, we also may face competition from new entrants into the out-of-home television advertising network sector. In addition, the establishment of wholly foreign owned advertising companies has been permitted since December 10, 2005. China’s ongoing deregulation of its advertising market will likely expose us to greater competition with existing or new advertising companies in China, including PRC subsidiaries of large well-established multi-national companies that may have significantly more resources than we do.

We face barriers-to-entry in the mobile digital television advertising industry as a result of competition. Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates one of the largest mobile digital television advertising networks using broadcasting technology. As a result, we face barriers-to-entry to expand our network to the bus platform in Shanghai. In addition, we will face barriers-to-entry to the extent that we expand our out-of-home advertising network to different media platforms, such as in-building displays or large outdoor LED displays, as other companies may have already signed exclusive placement agreements to secure the most desirable locations. These barriers-to-entry may limit our ability to expand our network rapidly in the cities where we already operate and into new cities.

Intellectual Property

Our intellectual property consists of our brand, trademarks and design patents related to some of the equipment we use. As of December 31, 2014, we held seven patents and copyrights issued in the PRC.

Insurance

We only maintain insurance coverage for our automobiles. We do not maintain any property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material and adverse effect on our results of operations.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Regulations on the Television Industry

Television content

According to the Regulations on the Administration of Radio and Television promulgated by the State Counsel on August 11, 1997, and the Provisions on the Administration of Radio and Television Program Production promulgated by the SARFT on July 19, 2004, entities engaging in the production of television programs, such as feature programs, general programs, drama series and animations, and the trading activities and agency services on the copyrights of such programs must first obtain preliminary approval from the SARFT or its provincial branches. The entity must then register with the SAIC to obtain or update its business license. The television programs aired on the mobile digital television networks on which we rely in operating our advertising network are produced by our local operating partners. Our local operating partners are subject to regulations on television content. Since we rely on our business relationships with our local operating partners to operate our advertising network, our business may be indirectly affected by any changes to the regulations on television content.

Foreign investment in television operations

According to the Regulations on the Administration of Radio and Television promulgated by the State Council on August 11, 1997, the Detailed Procedures for the Financing of Radio, Film and Television Conglomerates promulgated by the SARFT on December 20, 2001, and the Measures for the Administration of Examination and Approval of Radio Stations and Television Stations promulgated by the SARFT on August 18, 2004, television stations or television channels may only be established and operated by the government. Pursuant to the Several Decisions on the Entry of Private Capital into the Culture Industry, or the Decisions, issued by the State Council on April 13, 2005, and the Several Opinions on Foreign Investment in the Culture Sector, or the Opinions, jointly issued by the SARFT, the Ministry of Culture, the General Administration for Press and Publication, the National Development and Reform Commission and the Ministry of Commerce on July 6, 2005, foreign investors are prohibited from establishing or operating television stations or transmission networks, from broadcasting television programs, and from operating television channels. Under the Opinions and the Circular on the Further Strengthening of the Supervision of Radio and Television Channels, or the Supervision Circular, promulgated by the SARFT on August 4, 2005, foreign investors are prohibited from investing in or operating television channels.

We operate our business through our contractual arrangements with our consolidated affiliated entities, which are PRC companies. Our consolidated affiliated entities in turn rely on their contractual arrangements with our local operating partners to broadcast advertisements and programs. All of our local operating partners that engage in broadcasting have obtained the licenses and approvals that are required in order to broadcast television programs lawfully. Our PRC legal counsel has advised us that our business operations do not violate any restrictions on foreign investment in television operations.

Foreign investments in television content production

According to the Catalogue of Foreign Investment Industries, amended on December 24, 2011 and effective as of January 30, 2012, foreign investors are prohibited from owning equity interests in companies that are engaged in producing radio and television programs or drama series.

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

Mobile digital television

On March 17, 2014, the SARFT promulgated the Notice Concerning Regulating the Development of Mobile Digital Television, or the March 2014 Notice. The March 2014 Notice regulates mobile digital television operations and mainly comprises the following provisions:

•	the mobile digital television business shall be operated by municipal or provincial radio and television stations, and satisfy the following requirements:

•	mobile digital television operations shall comply with the overall plan and layout of mobile digital television determined by the SARFT;

•	mobile digital television operations shall be conducted in cities with a relatively high level of economic and social development, having no less than 2,000 buses in total, or a subway or light railway transportation system;

•	the equity fund, equipment, worksite and professional personnel required for the operations of mobile digital television shall be commensurate with the relevant business scale;

•	there shall be a sound system in place for the review, broadcasting and monitoring of programs on mobile digital television;

•	the business operator shall have program resources which are in compliance with relevant state regulations and commensurate with its business scale;

•	the technical system shall meet the industrial and technical standards required by relevant state regulations;

•	permits to transmit radio and television programming shall be obtained for the integrated signal transmission platform, which shall be regulated and qualified by the SARFT;

•	mobile digital television operations that are newly conducted after the March 2014 Notice shall obtain approval from the SARFT;

•	mobile digital television operations shall comply with the Measures for the Administration of Advertisement Broadcasting by Radio and Television promulgated by the SARFT, including restrictions on total advertising time, frequency, content and format of advertisements;

•	the national digital mobile television standards have been established and all mobile digital television operations shall comply with such national standards; and

•	the Notice Concerning Experimental Mobile Digital Television previously promulgated by the SARFT, or the March 2006 Notice, has been repealed as of March 17, 2014.

These regulations apply directly to our local mobile digital television operating partners because they are in the business of operating mobile digital television networks. The SARFT and its local branches have the authority to order any mobile digital television operators who have violated the March 2014 Notice or other applicable laws or regulations to stop operating their mobile digital television networks.

The SARFT or its local branches may order any of our local operating partners to stop their operations. If any of our local operating partners is ordered to stop their mobile digital television operations, we may not be able to continue our advertising business in the affected city through other media or channels at acceptable costs, or at all. In which case, our business, financial condition and results of operations would be materially and adversely affected.

The March 2014 Notice also provides that the local SARFT branches have the authority to order any mobile digital television operators who have violated the March 2014 Notice to rectify or stop operating their mobile digital television networks. We believe that the March 2014 Notice applies to the mobile digital television operations of our local operating partners.

The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. Under the March 2006 Notice, all of our local operating partners must adopt the National Standard for their mobile digital television operations. In addition, the SARFT officially issued a notice requiring some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” and “— Risks Related to Our Company and Our Industry — A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently does not meet newly adopted PRC national standards for mobile digital television operations. We will be required to spend significant capital and other resources to upgrade the existing digital television broadcasting infrastructure of our local operating partners in order to meet these new national standards, which expenditures could materially and adversely affect our business, financial condition and results of operations.”

The SARFT issued a notice to provincial level SARFT branches in China in July 2007 regarding mobile digital television operations. The notice contains provisions regarding: (i) the authority of local SARFT branches to control program production and broadcasting on the mobile digital television networks; (ii) the development of the mobile digital television business; (iii) permission for non-state-owned enterprises to form joint ventures with the SARFT-affiliated entities to engage in advertising, marketing, program production and equipment installation services in connection with mobile digital television operations as long as the SARFT-affiliated entities control at least 51% of the equity interests in such joint ventures; (iv) the transition to the National Standard for mobile digital television operations; and (v) the requirement that each local SARFT branch inspect the mobile digital television operations within its jurisdiction. We do not own more than a 49% equity interest in any of the direct investment entities that we have jointly established with relevant local SARFT-affiliated entities.

The SARFT issued a notice regarding strengthening the administration of public audio/visual media on public transportation vehicles and in public buildings on December 6, 2007. According to this notice, broadcasting programs on audio/visual media located on public transportation vehicles and in public buildings using television, Internet or other broadcasting technology must first obtain approval from the SARFT. In addition, programs are prohibited from being broadcast on audio/video media located in public transportation vehicles, public buildings and other indoor and outdoor places using compact flash drives or DVD technology, as only advertisements are allowed to be shown on media using these technologies.

Regulations on the Advertising Industry

Foreign investments in advertising

Under the Catalogue and the Administrative Provision on Foreign Investment in the Advertising Industry, jointly promulgated by SAIC and the Ministry of Commerce on March 2, 2004, foreign investors can invest in PRC advertising companies either through wholly owned enterprises or joint ventures with Chinese parties. Since December 10, 2005, foreign investors have been allowed to own up to 100% of the equity interests in PRC advertising companies. However, foreign investors must have at least three years of direct operations outside of the PRC in the advertising industry as their core business. This requirement is reduced to two years if foreign investment in the advertising company is made in the form of a joint venture. Foreign-invested advertising companies can engage in advertising design, production, publishing and agencies, provided that certain conditions are met and necessary approvals are obtained.

Our advertising business is currently provided through contractual arrangements with our consolidated affiliated entities in China, which hold the licenses that are required in order to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group, but we receive economic benefits from it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Qijun Men and Haifeng Wang. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising, but receives economic benefits from it and bears economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been, and expect to continue to be, dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.

Advertising content

PRC laws, rules and regulations that are applicable to advertising set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. There also are specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuffs, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws or regulations, must be submitted to relevant authorities for content approval prior to the advertisements being disseminated.

Advertisers, advertising operators, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and that approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease disseminating advertisements, and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits to operate their advertising business. Furthermore, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of engaging in their advertising business.

Under the Administrative Measures on Radio and Television Advertisement Broadcasting issued by the SARFT on September 8, 2009, which became effective on January 1, 2010, or the Measures, advertisements relating to certain products and services, including tobacco, certain prescription pharmaceuticals, medical instruments, medical treatments, name analysis and fortune telling, are specifically prohibited from being disseminated. Advertisements relating to certain other products and services, including pharmaceuticals, medical instruments, foodstuffs, cosmetics, agrochemicals, veterinary pharmaceuticals and financial management, are subject to censorship by administrative authorities according to relevant laws or regulations, and approval for such advertisements must be reviewed and examined prior to dissemination. In addition, the Measures restrict and address other types of advertising, including advertisements in political news programs, advertisements for investment consultations or franchising businesses, advertisements for lottery or gambling, and advertisements featuring medical experts in advertisements for pharmaceuticals, medical instruments, medical treatment and health care information. The Measures also limit the length of advertising time in each program and require radio and television broadcasting institutions to establish management systems to operate, review and disseminate advertisements. Violation of these regulations may result in penalties, including warnings, fines, orders to cease disseminating advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SARFT or its local branches may revoke violators’ licenses or permits to operate their radio and television businesses.

Tax

Our operating subsidiary and controlled entities are incorporated in the PRC and are governed by the PRC income tax law, which subjects them to the PRC enterprise income tax rate of 25%.

The PRC EIT Law became effective on January 1, 2008. Under the EIT Law and the implementation regulations under the EIT Law issued by the PRC State Council, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise had not become profitable before the end of December 2007, a two-year exemption from the enterprise income tax was granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the enterprise income tax rates applicable to CDTC were 20%, 22%, 24%, 25%, 25% and 25% in the years 2009, 2010, 2011, 2012, 2013 and 2014, respectively. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to be subject to enterprise income tax at a reduced rate of 15%. VisionChina Media Group was designated as a “new and high technology enterprise strongly supported by the state” in November 2008 and, as a result, was subject to an enterprise income tax rate of 15% for the years 2009 and 2010. In addition, VisionChina Media Group obtained approval from a governmental authority in October 2011 to be recognized as a state-encouraged new and high technology enterprise and therefore was entitled to be subject to a preferential tax rate of 15% for a three-year period from 2011 to 2013. In August 2014, VisionChina Media Group obtained approval from a governmental authority to be recognized as a state-encouraged new and high technology enterprise and therefore is entitled to be subject to a preferential tax rate of 15% for a three-year period from 2014 to 2016, subject to approval from the tax authority at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged new and high technology enterprise starting from 2010, and this status was valid for a period of three years. As such, the effective EIT rates for Beijing Eastlong Technology were 15%, 15%, 15%, 25%, and 25% in the years 2010, 2011, 2012, 2013 and 2014, respectively. One of our operating consolidated affiliated entities established in Luzhou in Sichuan province was recognized as a “local government encouraged company” and was entitled to exemption from the enterprise income tax during 2008 and 2009, and to be subject to a reduced tax rate of 7.5% for the years ended December 31, 2010, 2011 and 2012. This operating subsidiary in Luzhou was subject to tax rates of 15% and 25% in the years 2013 and 2014, respectively. Notwithstanding the standard statutory tax rate of 25%, in 2011, under the direction of a relevant tax authority, one of our operating consolidated affiliated entities, Jiangxi Huashi, applied a deemed-profit-rate method to its annual tax filings for 2011. Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed to be 16% of revenues. Additional amounts of US$0.1 million and nil would otherwise have been payable if Jiangxi Huashi were not allowed to apply the deemed-profit-rate method to its annual tax filings for the years ended December 31, 2013 and 2014, respectively.

The EIT Law also specifies that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and are generally subject to PRC enterprise income tax at the uniform rate of 25% on their global income, including income received from subsidiaries and consolidated affiliates. Under the implementation regulations to the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. If we were treated as a resident enterprise for PRC tax purposes, we would be subject to PRC tax on our worldwide income at a rate of 25%.

Furthermore, unlike the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises that was replaced by the EIT Law, which specifically exempts withholding tax on any dividends payable to non-PRC investors of foreign-invested enterprises, the EIT Law and its implementation regulations issued by the State Council specify that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors where those dividends derive from sources within China, although such income tax may be exempted or reduced by the State Council or a tax treaty between China and the jurisdiction where the non-PRC investors reside. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiary and consolidated affiliates located in China. If we declare dividends from such income, it may be deemed to be derived from sources within China under the EIT Law and be subject to income tax under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, the value of your investment may be materially and adversely affected. In addition, it is unclear whether dividends paid to our non-PRC shareholders and ADS holders or any capital gains from the transfer of our common shares or ADSs would be treated as income derived from sources within the PRC and thereby subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our common shares or ADSs, the value of your investment may be materially and adversely affected.

Before January 1, 2012, our advertising revenues were subject to business tax. The PRC government implemented a the VAT Tax Reform which replaced the business tax with VAT on selected sectors including the advertising sector, effective in Shanghai as of January 1, 2012, effective in Beijing as of September 1, 2012, and effective in Shenzhen as of November 1, 2012. Commencing on August 1, 2013, the VAT Tax Reform became applicable to all regions of the PRC. With the adoption of the VAT Tax Reform, the VAT rate on our advertising revenues applicable to our subsidiaries and consolidated variable interest entities is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

In addition, we conduct our advertising business through contractual arrangements with our consolidated affiliated entities, which are currently owned by individuals. If one of our consolidated affiliated entities were to distribute dividends in the future, we would be required to pay taxes at an individual income tax rate of 20% on behalf of our employees who hold interests in that consolidated affiliated entity. Furthermore, business tax liability potentially may arise from the contractual arrangements we have with our consolidated affiliated entities. If we were unable to receive tax-free distributions of earnings from our consolidated affiliated entities, we may need to pay additional taxes upon such earnings distributions.

Regulations on Foreign Currency Exchange

Foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated on and effective as of August 5, 2008, and various regulations issued by the SAFE and other relevant PRC governmental authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Foreign currency received under current account items can either be retained or sold to financial institutions engaged in the business of settling or selling foreign exchange without prior approval from the SAFE by complying with relevant regulations. Capital account items, such as direct equity investments, loans, repatriation of investments and investments in stocks and bonds, require prior approval from the SAFE or its local branch before such items are converted from Renminbi into foreign exchange, such as U.S. dollars, and remitted outside PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency received in respect of capital account items can be retained or sold to financial institutions engaged in the business of settling or selling foreign exchange only with prior approval from the SAFE. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local branch.

Foreign exchange registration of offshore investment by PRC residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Overseas Investment and Financing via Special Purpose Vehicles and Round-trip Investments, or Circular 37, issued on July 4, 2014, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with a local SAFE branch before contributing to or paying for any special purpose vehicles, or SPV, with its legally owned domestic or overseas assets and interests, and (ii) when the SPV undergoes a material event outside of China, such as a change to one or more of its PRC resident individual shareholders, or merger or acquisition, the PRC resident shall register such change with a local SAFE branch.

Under Circular 37, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities in capital accounts and its ability to distribute dividends to the SPV.

On December 25, 2006, the People’s Bank of China promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE promulgated the implementation rules for those measures. Both of these regulations became effective on February 1, 2007. Pursuant to these regulations, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through a qualified PRC agent which may be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the share option or share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas-listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who had been granted share options, or PRC optionees, became subject to these regulations upon the listing of our ADSs on the Nasdaq Global Market. If we or our PRC optionees were to fail to comply with these regulations, we or our PRC optionees could be subject to fines and legal sanctions.

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by PRC operating subsidiaries include the PRC Company Law (1993), as amended in 2013, the Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and the Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, PRC subsidiaries, including wholly foreign owned enterprises, or WFOEs, and domestic companies in China, may only pay dividends out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, PRC subsidiaries and consolidated affiliates, including WFOEs and domestic companies, are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory capital reserve fund until such time as the cumulative amount of such reserve equals 50% of such entity’s registered capital. These reserves may not be distributed as cash dividends.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of March 31, 2015.

VisionChina Media Inc. (Cayman Island)
Vision Best Limited (British Virgin Islands)
Digital Media Group Company Limited (British Virgin Islands)
Win Prosper Development Ltd. (Hong Kong)
Whole Genius Limited (Hong Kong)
DMG (HK) Co., Ltd. (Hong Kong)
Outside China
Inside China
China Digital Technology (Shenzhen) Co., Ltd.
Dienzhi Advertising (Shanghai) Co, Ltd.
Shenzhen Huachangshi Digital Technology Co., Ltd
Beijing Eastlong Technology Development Co., Ltd
Limin Li
Yanqing Liang
VisionChina Media Group
Shenzhen HDTV Industrial Investment Co., Ltd.
Beijing Huaguangshi Advertising Co., Ltd
Beijing Beiguang Media Mobile Television Advertising Co., Ltd
Nanjing Hua Dingshi Communication Technology Co., Ltd.
Jiangxi Huashi Media Advertising Co., Ltd
Shenzhen Huashixin Culture Media Co., Ltd
Shenzhen Hua Meishi Advertising Co., Ltd
Luzhou Huashi Digital Technology Co., Ltd.
Shenzhen Qianhai VisionChian Mobile Interactive Co., Ltd.
Shenzhen Huadingshi Digital Technology Co., Ltd.
Wuxi Guangtong Digital Mobile Television Co., Ltd
Guangzhou Jiaojian Multimedia Information Technology Co., Ltd
Shenzhen Mobile Television Co., Ltd
Men Qijun
Wang Haifeng
Shenzhen Eastlong Huatong Technology Development Co., Ltd.
Suzhou China Mobile Television Co., Ltd
Changzhou China Digital Mobile Television Co., Ltd
Ningbo China Digital Mobile Television Co., Ltd
Chengdu China Digital Mobile Television Co, Ltd
Jilin Mobile Television Co., Ltd
Huerbin China Mobile Television Co., Ltd
Dalian Mobile Digital Television Co., Ltd
Henan Cable China Television Co., Ltd
Hubei China Mobile Television Co., Ltd
China(Shenzhen) National New Media & Advertising Industrial Park
Beijing Eastlong Advertising Co., Ltd.
Chongqing Light Rail Information Services Co., Ltd.
Nanjing Metro Operation Information Service Co., Ltd.
Shenzhen Metro Operation Information Service Co., Ltd.
Tianjin Metro Operation Information Service Co., Ltd.
Dienzhi Advertising (Beijing) Co., Ltd.
100%
70%
30%
90%
10%
51%
29%
14%
50%
49%
25%
20%
72%
28%
46.75%
Equity Interest
Contractual Agreements

D.	Property, Plants and Equipment

Our principal executive offices are located at our headquarters comprising approximately 1,780 square meters in Shenzhen, China. We also maintain offices in other cities across China. We lease all of our facilities and do not own any real property. We lease some of our facilities from related parties. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Affiliated Companies of Limin Li — Lease and Loan with Meidi Zhiye.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

The primary hardware required for operating our business comprises digital television displays, mobile digital television receivers, speakers and other related equipment that we use in our mobile digital television advertising network. We purchase our digital television displays and receivers from third party manufacturers who build these components according to our specifications. As there are several other qualified alternative suppliers for our equipment, our obligation to our current suppliers is not exclusive. We have never experienced any material delay or interruption in the supply of our digital television displays.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. As of December 31, 2014, our mobile digital television advertising network consists primarily of our digital television displays installed on buses and subways. As of December 31, 2014, our mobile digital television advertising network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 91,275 digital displays. We generate revenues by selling advertising time on our network and our supplemental subway advertising platform and from sales of advertising equipment to our direct investment entities.

We have experienced significant revenue growth, and the size of our network has grown significantly since the commercial launch of our advertising network in 2005. In 2008, we acquired six advertising agency businesses and integrated their customer bases and strong sales teams into our operations. In January 2010, we completed our acquisition of Digital Media Group and expanded our advertising network to include various subway lines in China, the Shanghai bus shelter network and the Hong Kong Airport Express Line. We have expanded our operations through three different types of arrangements that consist of our exclusive agency model, our direct investment model and our outreach agency model.

We expect our future growth to be driven by a number of factors and trends including:

•	overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	our ability to establish and maintain business relationships with our local operating partners, and our and their ability to establish and maintain business relationships with mass transportation companies;

•	our ability to expand our network and supplemental subway advertising platform into new locations and additional cities;

•	our ability to secure exclusive agency arrangements with mobile digital television companies in additional cities to control the advertising time on those networks;

•	our ability to respond to competitive pressures and to compete effectively when expanding the reach of our network;

•	our ability to increase sales of advertising time and extend the total minutes available for broadcasting of advertisements across all of our cities;

•	our ability to attract more revenues from our existing clients and expand our client base through promotion of our services;

•	our ability to provide programs that appeal to local viewers;

•	our ability to enhance the technology of our network to make our advertising platform more effective in terms of increasing audience reach and engagement; and

•	our ability to acquire companies that operate advertising businesses that are complementary to our existing operations.

As our advertising service revenue constitutes a significant portion of our revenues, we focus on factors that directly affect our advertising service revenue such as (i) the total advertising time that we have available across all of our cities, (ii) the actual price we charge for our advertising time and (iii) the programming to advertising ratio. The actual price we charge advertising clients, which equals the official list price minus any discounts, for time on our network is affected by, among other things, (i) the overall socioeconomic conditions in each city, (ii) the level of demand for advertising time in each city, and (iii) the perceived effectiveness of our network in achieving the goals of our advertising clients. The perceived effectiveness of our network directly relates to our ability to expand the coverage of our mobile digital television advertising network and our ability to provide programs that draw the attention of viewers. We also measure our performance using an average revenue per hour metric, which we calculate by dividing our advertising service revenue by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.

As we continue to expand our network, we expect to face a number of challenges. Entering into a new market requires us to develop a contractual relationship with the local television station or its mobile digital television affiliate, so expansion into new cities may require an extended amount of time. To the extent we expand our network beyond mass transportation systems, we may compete directly with other companies that have already occupied many of the most desirable locations in China’s major cities. In addition, we must react to continuing technological innovations in our industry and changes in the regulatory environment. In connection with the required compliance with the National Standard for mobile digital television, our direct investment entities and our local operating partners will need to upgrade digital television displays in their networks to conform with the National Standard. Currently, we are not able to estimate accurately the amount and timing of capital expenditures required to upgrade to the National Standard. We have implemented a number of measures to address these anticipated challenges: (i) we had a special team of nine employees as of December 31, 2014 focusing on business development and expansion of our network; (ii) our management maintains an active dialogue with the relevant regulatory authorities to stay current on new developments and to ensure compliance with all current laws and regulations; and (iii) we purchase digital television displays and other related equipment with easily upgradable components to minimize the capital expenditures required to upgrade our network in response to technological or regulatory changes in our industry.

Revenues

We had total revenues of US$115.7 million, US$104.7 million and US$103.8 million for the years ended December 31, 2012, 2013 and 2014, respectively. We generate revenues from sales of advertising time both on our mobile digital television advertising network and on our supplemental subway advertising platform. We principally derive our advertising service revenue from sales of advertising time between programs and certain infomercials, and we also have generated revenues from sales of our digital television displays to our local operating partners, which sales we refer to as our advertising equipment revenue. The following table sets forth a breakdown of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advertising Service Revenue	114,741,386	99.2	103,117,293	98.4	102,406,380	98.7
Advertising Equipment Revenue	926,464	0.8	1,624,055	1.6	1,394,621	1.3
Total Revenues	115,667,850	100.0	104,741,348	100.0	103,801,001	100.0

Advertising Service Revenue

We derive the majority of our advertising service revenue from sales of advertising time between the programs on our mobile digital television advertising network. Starting in 2007, we also generated some of our advertising service revenue from sales of advertising time on our mobile digital television advertising network in Beijing and our supplemental subway advertising platform in certain subway platforms and subway trains in Guangzhou and subway platforms in Shenzhen. Revenue from subway-related advertising sales in total accounted for 52.3%, 48.3%, and 34.1% of our advertising service revenues in 2012, 2013 and 2014, respectively. Our advertising service revenues accounted for 99.2%, 98.4%, and 98.7% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

Our advertising service revenue is recorded net of any sales discounts from our official list prices that we may provide to our advertising clients. These discounts include volume discounts and other customary incentives offered to our advertising clients, including additional broadcast time for their advertisements if we have unused time available in a particular city and represent the difference between our official list price and the amount we charge our advertising clients. Our advertising clients include advertisers that directly engage in advertisement placements with us and advertising agencies retained by some advertisers to place advertisements on the advertiser’s behalf. We expect that our advertising service revenues will continue to be the primary source of our total revenues for the foreseeable future.

The PRC government implemented a VAT reform pilot program which replaced the business tax with VAT on selected sectors including the advertising sector, in Shanghai effective from January 1, 2012, in Beijing effective from September 1, 2012, and in Shenzhen effective from November 1, 2012. The VAT reform program was effectively expanded to all PRC regions as of August 1, 2013. The VAT rate applicable to the subsidiaries and consolidated variable interest entities of our group is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

We typically sign advertising contracts with our advertising clients that require us to place the advertisements on our network in specific cities for specified periods. We recognize revenues as the advertisement airs over the contractual term based on the schedule agreed upon with the client.

Even though we believe that the regulation regarding registration with the SAIC for outdoor advertisements and the regulation issued by the SARFT restricting advertising time do not apply to us, substantially all of our revenues would be impacted if the SAIC or the SARFT determine that such regulations apply to us and impose regulatory sanctions on us. For example, none of our local operating partners are currently registered with the SAIC, so substantially all of our revenues could be affected if the SAIC determines that registration was necessary and decides to take regulatory actions. While we currently sell approximately 13% of total broadcasting time each day, if the SARFT determines that the 20% regulatory limitation on the number of advertising minutes applies to us, our business and results of operations could be materially and adversely affected as it would limit our potential revenues, while our media costs would continue to increase. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — By promulgating the March 2014 Notice, the SARFT determined that regulations on radio and television advertising operations are applicable to advertising on mobile digital television, and our business and prospects could be harmed by this determination.”

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

•	Actual Price of Advertising Time. The price that we actually charge our clients for our advertising time directly affects our advertising service revenue. The listed prices for advertising time on our network and supplemental subway advertising platform vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly across different regions in China. In accordance with standard industry practice, we offer discounts to our clients on an individual basis, so the actual price we charge for our advertising time after taking into account any discounts will affect our advertising service revenue.

•	Demand for advertising time on our network and supplemental subway advertising platform. The demand for our advertising time directly affects the actual price of our advertising time and is affected by a variety of factors, including general and economic conditions and certain special events that may cause significant changes in the number of riders in the mass transportation systems of our network cities. Special national and international events, such as the Olympic Games or the Asian Games, may affect the actual prices of our advertising time. Such special events may draw more viewers to our real-time broadcasts, making our advertising network more effective. Conversely, any adverse events, such as an outbreak of an airborne disease or public safety concerns, may impact usage of mass transportation systems and have an adverse effect on the actual prices of our advertising time. Demand for our advertising services also varies according to the time of day, with higher demand typically during morning and evening commute times. Demand for advertising time on our network may also be impacted by corresponding demand on other advertising outlets such as traditional television.

•	Number of displays in each city. The number of displays in each of our cities affects the actual prices of our advertising time in that city. An increase in the number of displays will reach a larger audience and make advertisements more effective. We expect that the actual prices of our advertising time will increase as the number of displays increases.

•	Quality of programs. The quality of the programs broadcast on our network and supplemental subway advertising platform affects the actual prices of our advertising time. Programs that attract the attention of our audience will make our advertising platform more effective. Our ability to locate, edit and provide suitable programs that appeal to our intended audience will affect the actual prices of our advertising time. We have undertaken steps to increase the quality of programs broadcast on our network by providing suggestions to the local television stations that provide the programs.

•	Programming to Advertising Ratio. The mixture of programming to advertising that gets broadcasted on our network and supplemental subway advertising platform affects our advertising service revenue. Broadcasting an optimal mix of advertising and programs will maximize our total revenues.

•	Maximizing sales of soft advertisements. We began sales of soft advertising in July 2007, and our ability to maximize sales of soft advertisements such as advertisements embedded within the programs and sponsorships of the programs on our network will allow us to realize additional revenues from the time reserved for broadcasts of programs. Increasing our sales of such advertisements is expected to help increase our average revenue per hour.

Advertising Equipment Revenue

We derived a portion of our total revenues from sales of digital television displays or passenger information and direction system, or PIDS, to certain of our local operating partners, including our direct investment entities. We record these revenues as advertising equipment revenue. We source digital television displays and related equipment from third-party suppliers and sell them to our direct investment entities in order to ensure consistent quality of the equipment used in our network and to achieve cost efficiency for our local operating partners. Our advertising equipment revenue represented 0.8%, 1.6%, and 1.3% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We generally set the price of our advertising equipment at the unit procurement cost plus an additional markup. Since sales of equipment in China require the payment of value added tax, or VAT, at a rate of 17%, we record our advertising equipment revenue excluding the VAT payments. We expect that advertising equipment revenue in future periods will not constitute a significant portion of our total revenues because we expect our advertising service revenue to grow faster than our advertising equipment revenue.

We recognize advertising equipment revenue upon delivery of the equipment when the risk of ownership has passed to our local operating partners and when we have fulfilled all of our performance obligations under the arrangement (such as post-delivery support and training).

Factors that Affect Our Advertising Equipment Revenue

Addition of New Local Operating Partners. The addition of new local operating partners directly affects our advertising equipment revenue. We only sell our digital television displays or PIDS to our local operating partners for installation in the city’s mass transportation system and other locations. We anticipate higher sales of our digital television displays or PIDS in the earlier stages of our local operating partners’ operations during the expansion of the mobile digital television network in those cities. Accordingly, as the operations of our local operating partners expand, we expect the sales of our digital television displays to decrease.

Network Expansion of Local Operating Partners. The pace of network expansion undertaken with each of our local operating partners directly affects our advertising equipment revenue. Any expansion of the mobile digital television network or the supplemental subway advertising platforms could generate advertising equipment revenue for us. In addition, our local operating partners, including direct investment entities, will need to purchase new equipment from us to replace their worn or obsolete equipment.

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

	For the Year Ended December 31,
	2012		2013		2014
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total revenues	115,667,850	100.0	104,741,348	100.0	103,801,001	100.0
Cost of revenues:
Advertising service costs	121,374,431	104.9	90,310,455	86.2	102,246,766	98.5
Advertising equipment costs	345,291	0.3	513,095	0.5	538,517	0.5
Total cost of revenues	121,719,722	105.2	90,823,550	86.7	102,785,283	99.0
Gross (loss) profit	(6,501,872)	(5.2)	13,917,798	13.3	1,015,718	1.0

Advertising Service Costs

Our cost of revenues related to the offering of our advertising services consists of media costs, depreciation, business taxes and surcharges, amortization of intangible assets and other operating costs.

Media Costs. Our media costs represented the largest component of our cost of revenues and accounted for approximately 83.9%, 69.6%, and 69.9% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Our media costs primarily comprise:

•	payments to our exclusive agency partner companies under our contractual arrangements to purchase advertising time on their networks;

•	payments to our direct investment entities under our contractual arrangements to purchase advertising time; and

•	payments to mobile digital television companies and other advertising service providers outside of our network, either directly or through third-party advertising agencies, to purchase advertising time pursuant to the requests of our advertising clients.

The primary factors affecting our media costs include the number of exclusive agency cities that we have and the amount of advertising time that we purchase from our direct investment entities and other mobile digital television companies outside of our network.

•	The number of exclusive agency cities represents the largest factor affecting our media costs. When we enter into an exclusive agency arrangement with a mobile digital television company, we typically commit to a pre-determined annual media cost in exchange for the exclusive right to place advertisements during all of the time available for advertisements on that network. We expect the number of our exclusive agency cities to increase in future periods as we enter into exclusive agency arrangements with our direct investment entities and with additional mobile digital television companies in new cities. As a result, we expect our media costs to increase in future periods.

•	The amount of advertising time that we purchase from our direct investment entities and other mobile digital television companies outside of our network also affect our media costs. For our direct investment entities without exclusive agency agreements, we purchase advertising time according to our needs to place advertisements on behalf of our clients. For the mobile digital television companies and other advertising service providers outside of our network, we purchase time at the request of our advertising clients to place advertisements in that city.

Depreciation. Depreciation for our digital television displays accounted for 3.5%, 3.3%, and 2.7% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Our depreciation expense only consists of depreciation for the displays directly owned by us but not the displays owned by our direct investment entities. Generally, we capitalize the acquisition cost of our digital television displays and recognize depreciation on a straight-line basis over the term of the useful lives of those display assets, which we estimate to be five years. The primary factors affecting our depreciation include the number of digital television displays in our network, the unit cost of each of our displays and the remaining useful life of our displays. We expect our depreciation expense to increase in future periods as a result of expanding our network by adding more displays.

Business Taxes and Surcharges. Our business taxes and surcharges accounted for 2.9%, 1.2%, and 1.3% of our total revenues for years ended December 31, 2012, 2013 and 2014, respectively. Prior to January 1, 2012, the total amount of our advertising service revenues was subject to business tax. Business taxes and surcharges generally include the 5% business tax and 3% surcharges that our PRC operating subsidiary must pay for revenues generated from advertising services provided in China after deduction of allowable media costs. The government implemented a VAT reform pilot program which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective from January 1, 2012, in Beijing effective from September 1, 2012, and in Shenzhen effective from November 1, 2012. As of August 1, 2013, the VAT reform program had been effectively expanded to all regions of the PRC. The VAT rate applicable to our subsidiaries and variable interest entities is 6% as compared to the 5% business tax rate which was applicable prior to the reform. With adoption of the VAT reform program, our advertising service revenues and deductible media costs are recorded net of VAT. From 2013 onward, business tax and surcharges only includes those surcharges levied by relevant government authorities.

Amortization of Intangible Assets. In connection with our acquisition of Digital Media Group in January 2010, we recorded concession contracts acquired from Digital Media Group as intangible assets. The cost of these intangible assets was measured as the fair value of the concession contracts, estimated at US$90.9 million as of the acquisition date, and is amortized over its expected useful life of nine years using the straight-line method. The amortization of such intangible assets is recorded within advertising service costs and accounted for 2.4%, nil, and nil of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

Other Operating Costs. Our other operating costs primarily comprise salaries and other expenses in relation to the maintenance, development and expansion of our network and costs for producing advertising content. Other operating costs accounted for 12.2%, 12.1%, and 22.4% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Increase in other operating costs was mainly attributable to a non-cash non-recurring contingent penalty provision of approximately US$10.4 million resulting from the early termination of our exclusive advertising agency agreement with Guangzhou Metro Television Co., Ltd.

Advertising Equipment Costs

Our advertising equipment costs comprise the amounts we pay to our third-party suppliers for the digital television displays or the related equipment for PIDS that we sell to our local operating partners, as well as costs related to installation and post-delivery support. Our advertising equipment costs accounted for 0.3%, 0.5%, and 0.5% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. The major factors affecting our advertising equipment costs include the number of digital television displays or PIDS we sell and the unit cost that we pay for the assembly of each piece of equipment.

Other Factors Affecting Our Results of Operations

In addition to the factors discussed above, our reported results also are affected by fluctuations in the value of the Renminbi against the U.S. dollar. This is because our reporting currency is the U.S. dollar, while the Renminbi is the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business. In 2012, the Renminbi appreciated against the U.S. dollar by approximately 0.8%. In 2013, the Renminbi appreciated against the U.S. dollar by approximately 3.1%. In 2014, the Renminbi depreciated 2.5% against the U.S. dollar. The PRC government is still under significant international pressure to liberalize its currency policy or to adopt a more flexible policy, which could result in further and more significant appreciation in the value of the Renminbi against the U.S. dollar. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information,” “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

Operating Expenses

Our operating expenses comprise selling and marketing expenses, general and administrative expenses, and impairment loss on intangible assets and goodwill. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total revenues	115,667,850	100.0	104,741,348	100.0	103,801,001	100.0
Gross loss/(profit)	(6,051,872)	(5.2)	13,917,798	13.3	1,015,718	1.0
Operating expenses
Selling and marketing expenses	42,979,527	37.2	27,274,981	26.0	17,502,447	16.9
General and administrative expenses	18,676,539	16.2	9,336,373	8.9	16,362,597	15.8
Impairment loss on intangible assets and goodwill	178,814,411	154.6	—	—	—	—
Contingent loss in connection with litigation	5,993,145	5.2	2,149,903	2.1	—	—
Total operating expenses	246,463,622	213.1	38,761,257	37.0	38,865,044	37.4

Selling and Marketing Expenses. Our selling and marketing expenses primarily comprise salaries and benefits for our sales staff, marketing and promotional expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 37.2%, 26.0%, and 16.9% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We maintained strict cost control measures to control our sales and marketing expenses to strengthen our operational efficiency. Our sales force had 290 employees as of December 31, 2014, compared to 372 employees as of December 31, 2013 and 434 employees as of December 31, 2012. We decreased the number of our sales and marketing employees because we enhanced our sales and marketing procedures and activities.

General and Administrative Expenses. Our general and administrative expenses primarily comprise salaries and benefits for management, accounting and administrative personnel, office rentals, allowance for doubtful accounts receivable, depreciation of office equipment, professional service fees, maintenance, utilities and other office expenses. General and administrative expenses accounted for 16.1%, 8.9%, and 15.8% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Decrease in general and administrative expenses in 2013 was primarily attributable to the decrease in legal expenses incurred for litigation. Increase in general and administrative expenses in 2014 was due primarily to the increase of provision for doubtful debts totaling US$7.7 million and additional personnel we hired. We expect that our general and administrative expenses will increase in future periods as we hire additional personnel and incur additional costs in connection with the expansion of our business.

Impairment Loss on Intangible Assets and Goodwill.

In June 2012, we recorded an impairment charge of US$178.8 million against the goodwill and intangible assets in connection with our acquisition of six advertising businesses which we acquired in 2008 and Digital Media Group, which acquisition was completed in 2010. When we performed an annual impairment test for goodwill and intangible assets of the six advertising businesses and Digital Media Group in June 2012, we determined that VisionChina Media had only one reporting unit. We determined that the poorer than expected performance of the reporting unit led to a potential impairment of our goodwill and intangible assets. Accordingly, we recorded an impairment loss of US$142.4 million against the goodwill and intangible assets. In addition, we also recorded an impairment charge of US$36.4 million against the intangible assets acquired together with Digital Media Group in 2010 and the six advertising businesses in 2008. After recording such impairment losses, the carrying value of goodwill and intangible assets in connection to acquisition of Digital Media Group and six advertising agencies were nil.

We did not incur or record any impairment loss on intangible assets or goodwill in 2013 and 2014.

Contingent Loss in Connection with Litigation. We recorded contingent losses of US$6.0 million, US$2.1 million, and nil in 2012, 2013 and 2014 respectively, in connection with interest expenses related to the overdue consideration payable to the Former DMG Shareholders.

Contingent losses in 2012 and 2013 were recorded based on our then-current assessment of the probable outcome of litigation with the Former DMG Shareholders. As litigation with the Former DMG Shareholders was settled by an agreement entered into on April 30, 2014, we do not expect to incur any further loss in respect of this litigation in future periods.

Government Grants and Subsidies

We received grants totaling US$0.7 million, US$2.8 million, and US$4.2 million in 2012, 2013 and 2014, respectively, from local governments to subsidize our (i) being qualified as a “cultural enterprise”; (ii) costs expensed for various inventions in connection with mobile digital television receiver devices; (iii) usage of airtime for social public services; and (iv) being qualified as an enterprise eligible for subsidies of bank borrowing interest expenses.

In the future, we expect to receive government grants and incentives from time to time. If we believe that any of our group entities meet relevant criteria in order to receive government grants or incentives, we plan to take the initiative to apply for such grants or incentives. However, the receipt of any incentive or grant is subject to review and approval by relevant government authorities.

Share-based Compensation

Our share-based compensation expenses are recognized in respect of share options and other stock awards granted to our employees and consultants. We allocate our share-based compensation expenses to cost of revenues, general and administrative expenses or selling and marketing expenses, depending on the role of the person receiving the options under our 2006 Share Incentive Plan, or the 2006 Plan. We have reserved 8,000,000 common shares for issuance under the 2006 Plan. As of December 31, 2014, there were 1,409,060 share options and 1,195,400 restricted shares outstanding to employees and consultants. Our total share-based compensation expenses accounted for 0.6%, 0.8%, and 0.5% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We expect our share-based compensation expenses to increase in future periods as a result of further issuances of options and restricted shares to employees and consultants.

Share of profit of Equity Method Investees

Our equity investments primarily comprise our investments in our eleven direct investment entities that we account for using the equity method as of December 31, 2014. We expect our income from our existing equity method investees to increase as they finish building their networks and begin generating more revenues.

We generate advertising service revenue by selling advertising time on our mobile digital television advertising network, which is partly provided by our equity method investees. We also closely monitor the financial operating activities of the equity method investees. As the operations of our equity method investees form an integral part of our operating activities, our share of undistributed earnings or losses of these entities are classified as part of our operating profit and loss.

Taxation

We are an exempted company incorporated in the Cayman Islands and conduct substantially all of our business through our subsidiaries and variable interest entities in the PRC, or our PRC entities. Our PRC entities must pay business taxes and surcharges on revenues generated from advertising services and value added taxes on sales of our advertising equipment, and we account for the business taxes and surcharges under cost of revenues. Our PRC entities also must pay enterprise income tax, or EIT, on their taxable income at the applicable tax rate, which is either the uniform rate of 25% or a preferential rate for which the entity qualifies.

Before the new EIT Law and its implementation regulations became effective on January 1, 2008, both VisionChina Media Group and CDTC, as enterprises located in the Shenzhen Special Economic Zone, were allowed to enjoy a preferential enterprise income tax rate of 15%. In addition, since VisionChina Media Group has been recognized as a “culture enterprise,” VisionChina Media Group received a full exemption from the EIT from 2006 to 2008. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be subject to a 15% enterprise income tax rate. VisionChina Media Group was designated as a “new and high technology enterprise strongly supported by the state” in November 2008 and, as a result, was subject to an enterprise income tax rate of 15% during 2009 and 2010. In October 2011, VisionChina Media Group obtained approvals from relevant governmental authorities to be recognized as a state-encouraged new and high technology enterprise in 2011, 2012 and 2013, and obtained similar approvals in August 2014 for the years 2014, 2015 and 2016. During this six year period from 2011 to 2016, VisionChina Media Group is entitled to a preferential tax rate of 15%, subject to approval from the tax authority at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology was recognized from 2010 as a state-encouraged new and high technology enterprise, and this status was valid for a period of three years. Accordingly, the effective EIT rate applicable to Beijing Eastlong Technology was 15%, 15%, 15%, 25%, and 25% in the years 2010, 2011, 2012, 2013 and 2014, respectively. Furthermore, one of our operating subsidiaries in Luzhou in Sichuan province was recognized as a “local government encouraged company” and was entitled to exemption from the enterprise income tax for the years ended December 31, 2008 and 2009, and subject to a reduced tax rate of 7.5% for the years 2010, 2011 and 2012. This operating subsidiary in Luzhou was subject to tax rates of 15% and 25% in the years 2013 and 2014, respectively.

Under the new EIT Law, effective as of January 1, 2008, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that currently are receiving preferential tax treatments granted by relevant tax authorities. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that currently are entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise was not profitable by the end of December 2007, a two-year exemption from enterprise income tax was granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the effective enterprise income tax rate applicable to CDTC was 18%, 20%, 22%, 24%, 25% , 25% and 25% in the years 2008, 2009, 2010, 2011, 2012, 2013 and 2014, respectively. As a result, we expect our income tax expenses to increase in future years compared with our historical periods.

Our effective EIT tax rate was 6.5%, negative 1.6% and negative 1.5% for the years ended December 31, 2012, 2013 and 2014, respectively. The difference between our effective EIT tax rate and the uniform EIT tax rate of 25% in the PRC is attributable primarily to the following factors: (1) the effect of tax exemptions and tax concessions granted to our subsidiaries and variable interest entities in the PRC; (2) the effect of operating losses that could not be carried forward to offset tax liabilities in future years; (3) tax expenses arising from items that are not deductible or not taxable for income tax purposes (for example, impairment loss on goodwill); and (4) changes in valuation allowances against our deferred tax assets.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and generally will be subject to enterprise income tax at the uniform rate of 25% on their worldwide income, including income received from subsidiaries and consolidated affiliates. Under the Implementation Rules of the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. If we were treated as a resident enterprise for PRC tax purposes, we would be subject to PRC tax on our worldwide income at the 25% tax rate. Because substantially all of our consolidated revenues derive from the PRC, and our company does not generate any taxable income on a standalone basis, even if our company were determined to be a resident enterprise for PRC tax purposes, we do not expect that such determination would have a material impact on our results of operations.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, which was replaced by the EIT Law and which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law and its implementation regulations specify that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors where those dividends are derived from sources within China, although such income tax may be exempted or reduced by the State Council of the PRC or pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends that we receive from our operating subsidiary and consolidated affiliates established in China. If we declare dividends from such income, it may be deemed to be derived from sources within China under the EIT Law, and thereby be subject to income tax under the EIT Law. If we are required under the EIT Law to pay income tax on any dividends received from our subsidiaries in China, your investment in us may be materially and adversely affected. However, we plan to retain and reinvest our earnings to further expand our business in the PRC. In addition, it is unclear whether dividends paid to our non-PRC shareholders and ADS holders or any capital gains from the transfer of our common shares or ADSs would be treated as income derived from sources within the PRC and thereby be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises” or if you are required to pay PRC income tax on the transfer of our common shares or ADSs, the value of your investment may be materially and adversely affected.

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

When reading our financial statements, you should consider: (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements

Allowance for doubtful accounts

We evaluate the recoverability of our accounts receivable primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. We regularly analyze our customer accounts, and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, we record a reserve for bad debts to reduce the related receivables to the amount we reasonably believe is collectible. If circumstances related to specific customers change, our estimates of the recoverability of receivables will be further adjusted. In the event that our accounts receivable become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. We recorded allowances for doubtful debt in amounts of US$5.3 million, US$0.2 million and US$7.7 million within general and administrative expenses in 2012, 2013 and 2014, respectively, representing 4.6%, 0.2% and 7.4% as a percentage of our total revenues in that year. As of December 31, 2012, 2013 and 2014, we had allowances for doubtful debt of US$9.4 million, US$9.5 million and US$17.2 million, respectively. Increase in provision for doubtful debts in 2014 reflects our assessment of credit risk during the current period of slower economic growth in China. We assess allowances for doubtful debts based on our review of aging data and credit risks of specific customers. We had charged off account receivables of nil, US$0.03 million and nil in 2012, 2013 and 2014, respectively, as we had exhausted all means of collection. We believe that the balance of allowances for doubtful accounts receivable is sufficient to reflect the recoverability of our accounts receivable. We do not expect allowances for doubtful accounts, which are charged to our consolidated statement of operations, to increase significantly as a percentage of our total revenues in future years. We also do not expect our allowances for doubtful accounts to have a significant impact on our liquidity or capital resources.

Contingencies

The outcomes of legal proceedings and claims brought against our company are subject to significant uncertainty. FASB ASC 450-20-25-2, Contingencies-Loss Contingencies-Recognition, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred.

In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. While we believe that we might incur losses from such legal proceedings, it is not possible to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Our ability to continue as a going concern

When assessing our ability to continue as a going concern, our management must make judgments and estimates about various aspects of our business, including the following:

•	plans to raise new funds, restructure our debt and reorganize our capital structure;

•	the timing and amount of cash flows from operating activities;

•	plans to reduce and delay our expenditures;

•	our ability to comply with various debt covenants; and

•	the present and future regulatory, business, credit and competitive environment in which we operate.

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

	For the Year Ended December 31,
	2012	2013	2014
	(US$, except number of shares)

Condensed Consolidated Statement of Operations Data
Revenues
Advertising service revenue	114,741,386	103,117,293	102,406,380
Advertising equipment revenue	926,464	1,624,055	1,394,621
Total revenues	115,667,850	104,741,348	103,801,001
Cost of revenues
Advertising service costs	(121,374,431)	(90,310,455)	(102,246,766)
Advertising equipment costs	(345,291)	(513,095)	(538,517)
Total cost of revenues	(121,719,722)	(90,823,550)	(102,785,283)
Gross (loss) profit	(6,051,872)	13,917,798	1,015,718
Operating expenses	(246,463,622)	(38,761,257)	(33,865,044)
Government grants	756,757	2,783,085	4,165,627
Share of profits (losses) from equity method investees	45,509	(76,412)	(1,946)
Dividend income	162,100	128,611	254,759
Gain on settlements of consideration payable	—	—	1,800,047
Other operating income	—	1,307	—
Operating losses	(251,551,128)	(22,006,868)	(26,630,839)
Interest income	696,292	418,736	307,072
Interest expenses	(2,614,543)	(1,425,625)	(4,569,207)
Change in fair value through profit and loss	—	—	157,518
Other expenses	(605,958)	(669,018)	(587,937)
Net loss before income tax	(254,075,337)	(23,682,775)	(31,323,393)
Income tax benefit (expense)	7,547,421	(373,584)	(142,554)
Net loss	(246,527,916)	(24,056,359)	(31,465,947)
Net loss attributable to noncontrolling interest	118,724	88,489	388,732
Net loss attributable to VisionChina Media Inc. shareholders	(246,409,192)	(23,967,870)	(31,077,215)
Net loss per share:
— Basic	(2.43)	(0.24)	(0.31)
— Diluted	(2.43)	(0.24)	(0.31)
Weighted average number of shares used in computation
— Basic	101,351,222	101,495,442	101,601,913
— Diluted	101,351,222	101,495,442	101,601,913
Share-based compensation expenses during the related periods included in:
— Cost of revenues	52,824	73,225	72,778

	For the Year Ended December 31,
	2012	2013	2014
	(US$, except number of shares)

Condensed Consolidated Statement of Operations Data
Revenues
Advertising service revenue	114,741,386	103,117,293	102,406,380
Advertising equipment revenue	926,464	1,624,055	1,394,621
Total revenues	115,667,850	104,741,348	103,801,001
Cost of revenues
Advertising service costs	(121,374,431)	(90,310,455)	(102,246,766)
Advertising equipment costs	(345,291)	(513,095)	(538,517)
Total cost of revenues	(121,719,722)	(90,823,550)	(102,785,283)
Gross (loss) profit	(6,051,872)	13,917,798	1,015,718
Operating expenses	(246,463,622)	(38,761,257)	(33,865,044)
Government grants	756,757	2,783,085	4,165,627
Share of profits (losses) from equity method investees	45,509	(76,412)	(1,946)
Dividend income	162,100	128,611	254,759
Gain on settlements of consideration payable	—	—	1,800,047
Other operating income	—	1,307	—
Operating losses	(251,551,128)	(22,006,868)	(26,630,839)
Interest income	696,292	418,736	307,072
Interest expenses	(2,614,543)	(1,425,625)	(4,569,207)
Change in fair value through profit and loss	—	—	157,518
Other expenses	(605,958)	(669,018)	(587,937)
Net loss before income tax	(254,075,337)	(23,682,775)	(31,323,393)
Income tax benefit (expense)	7,547,421	(373,584)	(142,554)
Net loss	(246,527,916)	(24,056,359)	(31,465,947)
Net loss attributable to noncontrolling interest	118,724	88,489	388,732
Net loss attributable to VisionChina Media Inc. shareholders	(246,409,192)	(23,967,870)	(31,077,215)
Net loss per share:
— Basic	(2.43)	(0.24)	(0.31)
— Diluted	(2.43)	(0.24)	(0.31)
Weighted average number of shares used in computation
— Basic	101,351,222	101,495,442	101,601,913
— Diluted	101,351,222	101,495,442	101,601,913
Share-based compensation expenses during the related periods included in:
— Cost of revenues	52,824	73,225	72,778

	For the Year Ended December 31,
	2012	2013	2014
	(US$, except number of shares)
— Selling and marketing expenses	394,719	379,246	107,404
— General and administrative expenses	221,111	389,819	390,499

Comparison of Years Ended December 31, 2014 and December 31, 2013

Total Revenues. Our total revenues decreased to US$103.8 million in 2014 from US$104.7 million in 2013.

•	Our advertising service revenue decreased to US$102.4 million in 2014 from US$103.1 million in 2013. This decrease was due to a slight decrease in advertising spending by advertisers exercising greater caution in light of slower economic growth in China during 2014.

•	We generated advertising equipment revenue of US$1.4 million in 2014, compared to US$1.6 million in 2013.

Cost of Revenues. Our cost of revenues increased to US$102.7 million in 2014 from US$90.8 million in 2013.

•	Our media costs decreased to US$72.6 million in 2014 from US$72.9 million in 2013. The decrease in our media costs was due primarily to enhancement of the cost structure of our subway mobile TV business. The number of cities operating under our exclusive agency model remained constant at 19 for the years ended December 31, 2014 and 2013, respectively.

•	Our depreciation expenses decreased to US$2.8 million in 2014 from US$3.5 million in 2013.

•	Our business tax increased to US$1.3 million in 2014 from US$1.2 million in 2013.

•	We did not record any amortization of intangible assets in 2013 and 2014.

•	Our other operating costs related to the provision of advertising service revenue mainly comprise salaries and expenses related to the installation and maintenance of displays in our network, and costs of content production. These other operating costs increased to US$25.5 million in 2014 from US$12.7 million in 2013. This increase in other operating costs was attributable mainly to a non-recurring contingent penalty provision of approximately US$10.4 million resulting from the early termination of our exclusive advertising agency agreement with Guangzhou Metro Television Co., Ltd.

•	Our advertising equipment costs were US$0.5 million in 2013 and remained constant at US$0.5 million in 2014.

Gross Profit. As a result of the foregoing, our gross profit was US$1.0 million in 2014, compared to US$13.9 million in 2013. Our gross margin was 1.0% in 2014, compared to a gross margin of 13.3% in 2013.

Operating Expenses. Our operating expenses decreased to US$33.9 million in 2014 from US$38.8 million in 2013.

•	Selling and Marketing Expenses. Selling and marketing expenses decreased to US$17.5 million in 2014 from US$27.3 million in 2013. Our selling and marketing expenses decreased primarily as a result of measures to reduce the cost of our sales and marketing activities.

•	General and Administrative Expenses. General and administrative expenses increased to US$16.4 million in 2014 from US$9.3 million in 2013 as a result of the increased provision for doubtful debts.

•	Contingent Loss in Connection with Litigation. We did not record any contingent loss in connection with litigation in 2014. In 2013, we recorded a contingent loss of US$2.1 million in connection with litigation. This decrease in contingent loss was due primarily to the settlement of litigation between us and the Former DMG Shareholders.

Share of Loss from Equity Method Investees. We recorded share of loss from equity method investees of US$1.9 thousand in 2014, compared to share of loss of US$76.4 thousand in 2013.

Operating Losses. As a result of the foregoing, our operating losses increased to US$28.4 million in 2014 from US$22.0 million in 2013.

Interest Income. Our interest income decreased to US$0.3 million in 2014 from US$0.4 million in 2013.

Interest Expenses. Our interest expenses increased to US$4.6 million in 2014 from US$1.4 million in 2013 as a result of interest payments to the Former DMG Shareholders.

Income Taxes. We recognized income tax expense of US$0.1 million in 2014, compared to income tax expense of US$0.4 million in 2013.

Net Loss Attributable to Noncontrolling Interest. Our net loss attributable to noncontrolling interest amounted to US$0.4 million in 2014, compared to net loss attributable to noncontrolling interest of US$88.5 thousand in 2013.

Net Loss Attributable to VisionChina Media Inc. Shareholders. As a result of the foregoing, net loss attributable to our shareholders increased to US$31.1 million in 2014 from US$24.0 million in 2013.

Comparison of Years Ended December 31, 2013 and December 31, 2012

Total Revenues. Our total revenues decreased to US$104.7 million in 2013 from US$115.7 million in 2012.

•	Our advertising service revenue decreased to US$103.1 million in 2013 from US$114.7 million in 2012. This decrease in advertising service revenue was due primarily to our restructuring certain loss making concession contracts, including the termination of the exclusive agency arrangement for the Shanghai subway.

•	Our advertising equipment revenue increased to US$1.6 million in 2013 from US$0.9 million in 2012.

Cost of Revenues. Our cost of revenues decreased to US$90.8 million in 2013 from US$121.7 million in 2012.

•	Our media costs decreased to US$72.9 million in 2013 from US$97.1 million in 2012. This decrease in our media costs was primarily a result of our cost control efforts, such as restructuring certain loss making concession contracts and renegotiating the terms of certain existing concession contracts. The number of cities operating under our exclusive agency model remained constant at 19 for the years ended December 31, 2013 and 2012.

•	Our depreciation expenses decreased to US$3.5 million in 2013 from US$4.0 million in 2012.

•	Our business tax decreased to US$1.2 million in 2013 from US$3.4 million in 2012. This decrease in our business tax was due primarily to our lower advertising revenue and adoption of PRC VAT reform.

•	Our amortization of intangible assets was US$2.8 million in 2012, as a result of our write-downs of intangible assets that we acquired in connection with our acquisition of DMG. We did not record any amortization of intangible assets in 2013.

•	Our other operating costs related to the provision of advertising service revenue mainly comprise salaries and expenses related to the installation and maintenance of displays in our network, and costs of content production. These other operating costs decreased to US$12.6 million in 2013 from US$14.1 million in 2012.

•	We recorded advertising equipment costs of US$0.3 million in 2013 and of US$0.3 million in 2012.

Gross Profit (Loss). As a result of the foregoing, our gross profit was US$13.9 million in 2013 compared to a gross loss of US$6.1 million in 2012. Our gross margin was 13.3% in 2013, compared to our gross margin of negative 5.2% in 2012.

Operating Expenses. Our operating expenses decreased to US$38.8 million in 2013 from US$246.5 million in 2012. This decrease was due primarily to a decrease in impairment loss on intangible assets and goodwill, in provision for contingent loss in connection with litigation, in legal expenses related to litigation and in allowances for doubtful debts.

•	Selling and Marketing Expenses. Selling and marketing expenses decreased to US$27.3 million in 2013 from US$43.0 million in 2012. Our selling and marketing expenses decreased primarily as a result of our measures to reduce the costs of our sales and marketing activities.

•	General and Administrative Expenses. General and administrative expenses decreased to US$9.3 million in 2013 from US$18.7 million in 2012 as a result of decreases in legal expenses in connection with litigation between us and the Former DMG Shareholders, and in allowances for doubtful debt.

•	Impairment Loss on Intangible Assets and Goodwill. We recorded impairment loss on our intangible assets and goodwill totaling US$178.8 million 2012. We did not record any impairment loss on our intangible assets and goodwill in 2013.

•	Contingent Loss in Connection with Litigation. We recorded a contingent loss of US$2.1 million in 2013, compared to US$6.0 million in connection with the pending litigation between us and the Former DMG Shareholders.

Share of Profits from Equity Method Investees. We recorded share of losses from equity method investees of US$76.4 thousand in 2013, compared to share of profits US$45.5 thousand in 2012.

Operating Losses. As a result of the foregoing, our operating losses decreased to US$22.0 million in 2013 from US$251.6 million in 2012.

Interest Income. Our interest income decreased to US$0.4 million in 2013 from US$0.7 million in 2012.

Interest Expenses. Our interest expenses decreased to US$1.4 million in 2013 from US$2.6 million in 2012.

Income Taxes. We recognized income tax expenses of US$0.4 million in 2013, compared to an income tax benefit of US$7.5 million in 2012.

Net Loss Attributable to Noncontrolling Interest. Our net loss attributable to noncontrolling interest amounted to US$88.5 thousand in 2013 and to US$118.7 thousand in 2012.

Net Loss Attributable to VisionChina Media Inc. Shareholders. As a result of the foregoing, our net loss attributable to our shareholders decreased to US$24.0 million in 2013 from US$246.4 million in 2012.

B.	Liquidity and Capital Resources

Our liquidity needs include (i) net cash used in operating activities, which cash comprises (a) cash required to fund the initial build-out and continued expansion of our network and (b) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; (ii) net cash used to invest in our direct investment entities; and (iii) redemption of the convertible notes issued to the Former DMG Shareholders in April 2014 to settle the remaining consideration for our acquisition of Digital Media Group. To date, we have financed our liquidity needs primarily through proceeds from the issuance of our preferred shares, proceeds from our public offerings, long-term borrowings from financial institutions and cash flows from operations.

As of December 31, 2014, we had US$19.5 million in cash and cash equivalents. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts. We believe that our current cash on hand, expected cash flows from operations and available credit facilities from financial institutions will be sufficient to meet our anticipated cash needs for at least the next 12 months.

As of December 31, 2013, we entered into a RMB6.7 million Renminbi-denominated secured revolving credit facility, granted by Bank of China (Shenzhen Branch) to VisionChina Media Group, that expired on June 24, 2014. This revolving credit facility was secured by restricted cash of US$7.5 million. The revolving credit facility was available for general corporate working capital purposes at a fixed interest rate of 6.3%. As of December 31, 2014, no borrowings had been made against this revolving credit facility.

In January 2014, we entered into a RMB130 million Renminbi-denominated secured revolving credit facility, granted by China Construction Bank (Shenzhen Branch) to our consolidated variable interest entity, VisionChina Media Group, that expired on January 13, 2015. This revolving credit facility was secured by VisionChina Media Group’s accounts receivable. This credit facility was available for general corporate working capital purposes at variable interest rates of between 95% and 160% of the People’s Bank of China Benchmark interest rate, or the Benchmark Rate. This credit facility contained a restrictive financial covenant which obligated VisionChina Media Group to maintain a leverage ratio of no higher than 65%. Violation of this financial covenant could have resulted in a default under the revolving credit facility, which would have permitted China Construction Bank (Shenzhen Branch) to terminate the facility and require immediate repayment from us of any outstanding loans advanced under the facility.

In January 2015, we were granted a secured revolving credit facility, or the Credit Facility, from China Construction Bank (Shenzhen branch), or the CCB, until January 26, 2016 for our variable interest entity, VisionChina Media Group. The total amount of the Credit Facility is RMB100.0 million (approximately US$16.3 million). The Credit Facility is secured by the accounts receivable of VisionChina Media Group and the interest rate is in a range of 99.54% to 103.46% of the loan prime rate in the PRC. As of April 30, 2015, we have fully utilized and drawn down the Credit Facility, and the interest rate on our outstanding balance is 6.44%.

As of December 31, 2014, aggregate undistributed earnings of our subsidiaries and variable interest entities located in the PRC that were available for distribution to us was nil. We intend to have such undistributed earnings of our subsidiaries and variable interest entities, if any, indefinitely reinvested, and accordingly, no provision has been made for withholding taxes on PRC dividends that otherwise would be due and payable upon our receipt of such dividends. However, the actual amount of earnings which may be distributed to us from our subsidiaries and VIEs in the PRC could vary in parallel with restrictions and procedures specified by relevant tax authorities and the SAFE.

We incurred net losses attributable to our shareholders of US$246.4 million, US$24.0 million and US$31.1 million in 2012, 2013 and 2014, respectively. We intend to maintain our current policies for collections of accounts receivable, which generally stipulates a grace period not to exceed 180 days after the month in which the advertisement was displayed. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. We currently rely on our cash on hand and on deposit as well as cash generated from operating activities to fund our liquidity needs. However, we may need additional cash resources in the future if our business conditions change or if we experience other developments. We also may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or to obtain additional short-term or long-term bank financing. Any issuance of equity securities could cause dilution in our shareholders’ holdings. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us, or that financing will not be available at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	(US$)

Net cash used in operating activities	(27,190,937)	(8,994,630)	(6,330,251)
Net cash (used in) provided by investing activities	(13,114,869)	790,626	(1,832,641)
Net cash (used in) provided by financing activities	(11,593,890)	17,061,076	(10,737,568)
Effect of changes in exchange rate	602,448	1,079,906	(564,346)
Net (decrease) increase in cash and cash equivalents	(51,297,248)	9,936,978	(19,464,806)
Cash and cash equivalents, beginning of year	80,309,629	29,012,381	38,949,359
Cash and cash equivalents, end of year	29,012,381	38,949,359	19,484,553

Operating Activities

Our net cash used in operating activities amounted to US$27.2 million, US$9.0 million and US$6.3 million in 2012, 2013 and 2014, respectively.

Investing Activities

In 2014, our net cash used in investing activities amounted to US$1.8 million which resulted from a US$12.0 million payment of upfront cash to settle litigation with the Former DMG Shareholders and a US$2.2 million payment to acquire fixed assets offset by US$12.4 million cash received from withdrawals of restricted cash deposited with Bank of China (Macau Branch).

Our net cash provided by our investing activities amounted to US$0.8 million in 2013, which primarily comprised a withdrawal of restricted cash in an amount of US$2.5 million and payment for fixed assets acquisition of US$1.5 million.

Our net cash used in our investing activities amounted to US$13.1 million in 2012, which primarily comprised deposits of US$10.0 million with Bank of China (Macau Branch) as collateral for a bank borrowing in the amount of RMB56.0 million from Bank of China (Shenzhen Branch).

Financing Activities

In 2014, our net cash used in financing activities amounted to US$10.7 million, which primarily comprised a repayment of US$14.0 million to Bank of China (Shenzhen Branch).

Our net cash provided by financing activities amounted to US$17.1 million in 2013, which primarily comprised net proceeds received from bank loans.

Our net cash used in financing activities amounted to US$11.6 million in 2012, which primarily comprised the net repayment of bank loans.

Working Capital Deficit

We incurred net losses of US$246.5 million, US$24.1 million and US$31.5 million for the years ended December 31, 2012, 2013 and 2014, respectively. During the year ended December 31, 2014, we experienced negative cash flow of operations of US$6.3 million. As of December 31, 2013, we had an overdue consideration payable of US$75.8 million in relation to our acquisition of Digital Media Group. In August 2012, the New York Court ordered us to transfer US$71.8 million into New York State to be held in the custody of the New York City Sheriff’s Office or into an escrow account controlled by the New York City Sheriff. As of December 31, 2013 we accordingly had transferred an amount held by us outside China of US$4.5 million to the New York City Sheriff’s Office. On April 30, 2014, we entered into the Settlement Arrangement with the Former DMG Shareholders. We agreed to pay the Former DMG Shareholders amounts of US$12 million in cash and US$58 million in interest-bearing convertible notes in order to settle the litigation and consideration for our acquisition of Digital Media Group that had remained unpaid and outstanding. We expect to redeem these convertible notes in accordance with a pre-determined repayment schedule over an agreed term of six years.

In light of the issuance of convertible notes, we believe that we will have adequate sources of liquidity to fund our working capital and capital expenditure requirements and to settle the outstanding amount payable to the Former DMG Shareholders and to fulfill our short term debt obligations, other liabilities and commitments as they become due.

Holding Company Structure

As a holding company, our company may rely on dividends and other distributions from our PRC subsidiaries to fund our liquidity needs. Current PRC laws and regulations permit our PRC subsidiaries to pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of their after-tax profits each year to fund certain reserve funds, and these reserves may not be distributed as cash dividends. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Corporate Structure — We rely principally on our subsidiaries to pay us dividends and other distributions on equity in order to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material and adverse effect on our ability to conduct our business.” for more information. Historically, our wholly owned subsidiaries in the PRC, CDTC and Beijing Eastlong Technology, did not pay dividends to us. Our management will be able to pay dividends to us from CDTC and Beijing Eastlong Technology, but our management does not have any present plan for receiving dividends from our operating subsidiaries in PRC, which subsidiaries include CDTC and Beijing Eastlong Technology. Currently we plan to use all our retained profits in our PRC subsidiaries and consolidated affiliates, including CDTC and Beijing Eastlong Technology, to reinvest for our future business expansion.

Each of CDTC and Beijing Eastlong Technology has the right to receive service and royalty fees, as applicable, from VisionChina Media Group and Beijing Eastlong Advertising, respectively, pursuant to our contractual arrangements. Under these arrangements, the earnings and cash of VisionChina Media Group Limited and Beijing Eastlong Advertising and their subsidiaries will be used to pay such RMB-denominated fees to CTDC and Beijing Eastlong Technology, respectively, in the manner and amount as are set forth in the relevant agreements. Historically, CTDC and Beijing Eastlong Technology agreed to waive their rights to receive service and royalty fees from VisionChina Media Group Limited and Beijing Eastlong Advertising because (i) we decided to retain funds in VisionChina Media Group Limited and Beijing Eastlong Advertising for the purposes of expanding our network and acquiring media assets in China and (ii) under U.S. GAAP, VisionChina Media Group Limited and Beijing Eastlong Advertising were in accumulated net loss positions.

Capital Expenditures

We had capital expenditures of US$1.8 million, US$1.5 million and US$2.2 million for the years ended December 31, 2012, 2013 and 2014, respectively. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are funded primarily by cash made available by our financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures in 2015 to consist primarily of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network and to purchase additional content production equipment. We believe that we will be able to fund these upgrades and equipment purchases with our internal cash, and we do not anticipate that these obligations will have a material impact on our liquidity needs.

In connection with required compliance with the National Standard for mobile digital television, we may need to incur additional capital expenditures in order to upgrade our mobile digital television receivers. As of March 31, 2015, with the exception of Beijing, our local operating partners in four other cities have not yet begun this upgrade process. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in three of these four cities: Taiyuan, Nanjing and Changchun. The total cost of upgrading this equipment to conform with the National Standard in these three cities is expected not to exceed RMB4.0 million. However, we and our local operating partners have not yet determined how we will allocate of these upgrade expenses. We believe that these capital expenditures would not materially affect our liquidity. For more details on required compliance with the National Standard, please refer to “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently does not meet newly adopted PRC national standards for mobile digital television operations. We will be required to spend significant capital and other resources to upgrade the existing digital television broadcasting infrastructure of our local operating partners in order to meet these new national standards, which expenditures could materially and adversely affect our business, financial condition and results of operations.”

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued an Accounting Standard Update, or ASU, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for interim and fiscal years beginning after December 15, 2016, and early adoption is not permitted. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. On April 29, 2015, the FASB issued a proposed ASU to defer for one year the effective date of this ASU. We are currently assessing the potential impact of adopting this guidance on our consolidated financial statements.

In June 2014, the FASB issued an ASU which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The guidance is effective for interim and fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance can be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the consolidated financial statements and to all new or modified awards thereafter. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In August 2014, FASB issued ASU 2014-15, providing guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires us to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date on which the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this guidance is expected to have an impact on disclosure in our consolidated financial statements.

The FASB has issued ASU 2015-03 which changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The ASU specifies that “debt issuance costs related to a note shall be reported in the balance sheet as a direct deduction from the face amount of that note” and that “amortization of debt issuance costs also shall be reported as interest expense.” The ASU’s Basis for Conclusions observes that in practice, debt issuance costs incurred before the associated funding is received (i.e. before the issuance of the debt liability) are deferred on the balance sheet until that debt liability amount is recorded.

C.	Research and Development

We did not make significant expenditures on research and development activities in 2012, 2013 and 2014. We expect to increase research and development activities and to incur increased relevant expenditures in the future due to our public transit WiFi initiative.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our total revenues, net loss, profitability, liquidity or capital resources, or that caused the financial information disclosed to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$)	(US$)	(US$)	(US$)	(US$)

Long-term purchase agreements	106,233,000	43,710,000	32,431,000	17,763,000	12,329,000
Operating lease obligations	3,478,000	1,611,000	1,600,000	263,000	4,000
Short-term bank loan	13,847,031	13,847,031	-	-	-
Convertible promissory notes	55,018,674	4,000,000	33,280,198	17,738,476	-
Total contractual obligations	178,576,705	63,168,031	67,311,198	35,764,476	12,333,000

We have entered into several agreements under our exclusive agency model to purchase advertising time from local mobile digital television companies typically for a period of five to ten years. As of December 31, 2014, future minimum purchase commitments under these agreements totaled approximately US$106.2 million.

Operating lease obligations represent leasing arrangements relating to the lease of our office premises.

G.	Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 31, 2015.

Name	Age	Position/Title
Limin Li	54	Chairman of the Board of Directors, Chief Executive Officer
Yan Wang	37	Chief Financial Officer
Wei Liu	48	Chief Operating Officer
Haijun Liu	52	Chief Development Officer
Yanqing Liang(1)(2)(3)	43	Independent Director
Arthur Wong(1)(2)(3)	55	Independent Director
Xisong Tan(1)(2)(3)	67	Independent Director

(1)	Audit committee member
(2)	Compensation committee member
(3)	Corporate governance and nominating committee member

Limin Li is our co-founder and has been chairman of our board of directors since our inception in 2005 and our chief executive officer since March 2007. Mr. Li has been a director and chairman of Shenzhen Champs Elysees Venture Capital Management Co., Ltd., a PRC company engaging in project financing and investment management, since 2003. He also has been a director and chairman of Shenzhen Meidi Real Estate Development Co., Ltd., a PRC real estate development company, since 1997. He also has been a director and chairman of Shenzhen Meiye Enterprise Development Co., Ltd., a PRC manufacturer and distributor of electronic products, since 1992. Mr. Li received a bachelor’s degree from Wuhan Institute of Physical Education.

Yan Wang has been our chief financial officer since August 2012. Mr. Wang was our senior vice president from February 2012 to August 2012, vice president of finance from January 2011 to February 2012, and senior financial controller from December 2009 to January 2011. Mr. Wang joined us in April 2009 as a full-time employee. Before joining VisionChina Media, Mr. Wang was an audit manager with KPMG, an independent public registered accounting firm. From 2001 to 2009, he worked in the audit department in the Guangzhou office of KPMG for eight years, and has led the audit engagements for SEC registrants, including both audits of U.S. GAAP financial statement and audits of internal control over financial reporting. Mr. Wang received a bachelor’s degree of arts from Guangdong University of Foreign Studies in 2001.

Wei Liu has been our chief operating officer since January 23, 2013. Ms. Liu began her career in 1993 with the Hunan Broadcasting Group, one of the top satellite TV stations in China. She was one of the key founding members of the Hunan Traffic Radio Channel, where she held a number of positions including chief of the advertising department, deputy director and director. Ms. Liu helped establish the Hunan Traffic Radio Channel among China’s first-tier radio channels with revenue growth of over 50% each year during her tenure there. In 2011, she was promoted to vice president of the Hunan Radio Station, where she produced a series of highly regarded events and was named as one of “The Top Ten Advertising Talents of Hunan Province.”

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

Arthur Wong has been a director of our company since December 2011. He currently also serves as an independent director of Daqo New Energy Corp, China Automotive Systems, Inc., Sky Solar Holdings and YOU On Demand Holdings, Inc., all of which are listed on the NASDAQ, and Petro-king Oilfield Services Limited and China Maple leaf Educational Systems Limited, both of which are listed on the Hong Kong Stock Exchange. He also serves as an independent director of Xueda Education Group, a company listed on the New York Stock Exchange. Mr. Wong served as chief financial officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Xisong Tan has been a director of our company since December 2007. Ms. Tan has served as a director and chairwoman of the board of directors of Hairun Ogilvy Entertainment Distribution and Advertising Company since 2005. She also served as a consultant of our company from 2006 until 2007. From 1999 to 2005, Ms. Tan served as general manager of Hong Kong China Advertising Company and president of Hairun Advertising Company. Prior to 1999, she was the director of the advertising department of China Central Television, or CCTV, the director of CCTV’s advertisement and economic information center, and an assistant president of CCTV, which operates the largest television network in China. Ms. Tan is a director of the China Advertising Association and a director of China Four-A Advertising Association. She received a bachelor’s degree from the Party School of the Central Communist Party Commission.

The business address for all of our executive officers and directors, except Arthur Wong, is 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, the People’s Republic of China. Arthur Wong uses his business addresses as disclosed in “Item 6. Directors, Senior Management and Employees — E. Share Ownership”.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation paid to our executive officers, including all directors, was approximately US$1.0 million. For options granted to officers and directors, see “—2006 Share Incentive Plan.”

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

Plan Administration. Our board of directors, or a committee designated by our board of directors, will administer the 2006 Share Incentive Plan. The committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, and the terms and conditions of each award grant.

Award Agreements. Awards granted under our 2006 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations of each grant, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions. The right of a grantee in an award granted under our 2006 Share Incentive Plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Acceleration upon a Change of Control. If a change of control of our company occurs and a grantee is terminated without cause within one year after such change of control, our board of directors may decide to grant one year’s acceleration in vesting to such terminated grantee. There is no other accelerated vesting in any event.

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

Our board of directors has only granted options to participants in our 2006 Share Incentive Plan. As of December 31, 2014, there were 2,604,460 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$4.01 per share and restricted shares, and there were 936,120 common shares available for future issuance upon the exercise of future grants under our 2006 Share Incentive Plan. The following table summarizes, as of December 31, 2014, the outstanding options granted to our directors and executive officers and other individuals as a group.

Name	Ordinary Shares Underlying Outstanding Options or Restricted Shares	Exercise price Underlying Outstanding Options or Restricted Shares (US$/Share)	Grant Date	Expiration Date

Limin Li	350,000	6.545	August 30, 2007	August 30, 2017
	100,000	0.00	October 16, 2013	October 15, 2023
Haijun Liu(1)	*	1.00	December 8, 2006	December 8, 2016
		8.53	October 8, 2009	October 8, 2019
	*	0.00	October 16, 2013	October 15, 2023

Name	Ordinary Shares Underlying Outstanding Options or Restricted Shares	Exercise price Underlying Outstanding Options or Restricted Shares (US$/Share)	Grant Date	Expiration Date
Yan Wang(2)	*	5.48	June 17, 2009	June 17, 2019
		8.53	October 8, 2009	October 8, 2019
	*	0.00	October 16, 2013	October 15, 2023
Wei Liu(3)	*	0.00	October 16, 2013	October 15, 2023
Arthur Wong(4)	*	0.00	December 29, 2011	December 29, 2021
Xisong Tan(5)	*	1.00	December 8, 2007	December 8, 2016
		4.68	April 2, 2010	April 2, 2020
		0.00	December 29,2011	December 29,2021
Other individuals as group	1,297,820	2.87	(6)	(7)

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding common shares, assuming the conversion of all of our outstanding preferred shares.
(1)	A portion of the options was granted on December 8, 2006 with an exercise price of US$1.00 and another portion was granted on October 8, 2009 with an exercise price of US$8.53. The restricted shares were granted on October 16, 2013.
(2)	A portion of the options was granted on June 17, 2009 with an exercise price of US$5.48 and another portion was granted on October 8, 2009 with an exercise price of US$8.53. The restricted shares were granted on October 16, 2013.
(3)	The restricted shares were granted on October 16, 2013.
(4)	The restricted shares were granted on December 29, 2011.
(5)	A portion of the options was granted on December 8, 2006 with an exercise price of US$6.545 and another portion was granted on April 2, 2010 with an exercise price of US$4.68. The restricted shares were granted on December 29, 2011 and December 6, 2013, respectively.
(6)	Options and restricted shares were granted to other individuals on various dates.
(7)	Other individuals’ options and restricted shares expire on various dates.

C.	Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee currently consists of Arthur Wong, Xisong Tan and Yanqing Liang. Our board of directors has determined that each of Arthur Wong, Xisong Tan and Yanqing Liang satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Mr. Wong is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material deficiencies in those internal controls;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee currently consists of Arthur Wong, Xisong Tan and Yanqing Liang. Our board of directors has determined that each of Arthur Wong, Xisong Tan and Yanqing Liang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Ms. Tan is the chairperson of our compensation committee. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and making recommendations to our board of directors with respect to the total compensation package for our three most senior executives;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Arthur Wong, Xisong Tan and Yanqing Liang. Our board of directors has determined that each of Arthur Wong, Xisong Tan and Yanqing Liang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Ms. Tan is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	selecting and recommending to the board of directors nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board with respect to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•	periodically advising the board of directors on significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company would have the right to seek damages if a director were to breach a duty owed to the company.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting the board’s work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company (subject to the Companies Law);

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registration of such shares in our share register.

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

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. A senior executive officer may terminate his or her employment at any time without penalty if there is a material reduction in his or her authority, duties or responsibilities or if there is a material breach by us, provided that we are allowed to correct or cure within 30 days upon receipt of his or her written notice of intent to terminate on such basis. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to three months’ salary, if he or she resigns for certain specified good reasons or if we terminate his or her employment due to his or her incapacitation. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of performing his or her duties within the scope of his or her employment.

Each senior executive officer has agreed to hold in strict confidence any trade secrets or technical secrets of our company. Each officer also has agreed to comply with all material applicable laws and regulations related to his or her responsibilities in respect of our company as well as all material written corporate and business policies and procedures of our company.

D.	Employees

As of December 31, 2012, 2013, and 2014, we had 715, 642, and 523 full-time employees, respectively. As of December 31, 2014, we had 128 employees in management and administration, 290 in sales and marketing and 105 in network maintenance and development.

We plan to hire additional employees in all functions as we grow our business. None of our employees is represented by a labor union or other collective bargaining agreements. Since our establishment, we have never experienced a strike or other disruption of employment. We believe that we have good relationships with our employees.

The remuneration packages for our employees include salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable PRC regulations, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund. Our total contributions for such employee benefits required by applicable PRC regulations amounted to US$1.7 million, US$1.7 million and US$1.5 million for the years ended December 31, 2012, 2013 and 2014, respectively.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of April 28, 2015 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Limin Li(3)(5)	18,180,967	17.5
Yan Wang	*	*
Haijun Liu	*	*
Arthur Wong	*	*
Xisong Tan	*	*
All directors and executive officers as a group(4)	18,613,447	17.6
Principal Shareholders:
Front Lead Investments Limited(5)	18,180,967	17.5
Focus Media Holding Limited(6)	15,331,305	14.8

*	Upon exercise of all options granted, would own beneficially less than 1.0% of our outstanding common shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)	The calculations assume there are 102,121,144 common shares issued and outstanding as of April 28, 2015. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this date of this annual report on Form 20-F, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(3)	Includes 17,780,967 common shares owned by Front Lead Investments Limited, a British Virgin Islands company, and 400,000 common shares issuable upon the exercise of options granted to Front Lead Investments Limited that are exercisable within 60 days of this date of this annual report on Form 20-F.
(4)	Includes common shares held by all of our directors and executive officers as a group and common shares issuable upon the exercise of all of the options that are exercisable within 60 days of this date of this annual report on Form 20-F held by all of our directors and executive officers.

(5)	Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.
(6)	Includes 15,331,305 common shares held by Focus Media Holding Limited, a limited liability company incorporated in the Cayman Islands whose American Depositary Receipts were traded on the Nasdaq Global Market under the symbol “FMCN”. In May 2013, Focus Media Holding Limited went private and was delisted from the Nasdaq Global Market. The mailing address of Focus Media Holding Limited is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For information regarding our common shares and ADSs held or beneficially owned by persons in the United States, see “Item 9. The Offering and Listing — A. Offering and Listing Details” in this annual report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2012, 2013 and 2014.

Transactions with Our Direct Investment Entities

Agreements to Purchase Advertising Time from and Sell Advertising Equipment to Our Direct Investment Entities

Under our arrangements with our local operating partners, we are responsible for the procurement of equipment for some of our direct investment entities and other local operating partners, such as digital displays and digital television receivers. We sell the advertising equipment to these local operating partners (including our direct investment entities) at negotiated prices and record the sales of advertising equipment as advertising equipment revenue on our financial statements. We had advertising equipment revenue of US$0.9 million, US$1.6 million and US$1.4 million for the years ended December 31, 2012, 2013 and 2014, respectively, of which US$0.7 million, US$1.4 million and US$1.2 million represents the sales of advertising equipment to our direct investment entities in each of these three years.

We also purchase advertising placement services from our direct investment entities at negotiated prices. For the years ended December 31, 2012, 2013 and 2014, we paid amounts of US$9.8 million, US$8.4 million, and US$7.0 million, respectively, to our direct investment entities for advertising placement services.

Exclusive Agency Agreements with Our Direct Investment Entities

We entered into an exclusive agency agreement with Shenzhen Mobile Television Co., Ltd., or Shenzhen Mobile, in December 2006. This exclusive agency agreement granted us the exclusive right to sell advertising time on the mobile digital television network in Shenzhen buses for a term from January 1, 2007 to July 31, 2011. Under the agreement, we paid a pre-determined media cost each year to Shenzhen Mobile. We were responsible for installing additional digital television displays on the buses of the Shenzhen public transportation companies that have entered into agreements with Shenzhen Mobile. The cost in connection with such installation was deductible from the rental fees payable by us. We had an exclusive agency agreement with Shenzhen Mobile through our acquisition of Digital Media Group in January 2010. This exclusive agency agreement in Shenzhen for subway trains on line 1 gave us the exclusive right to sell all of the advertising time on the mobile digital television network in line 1 of the Shenzhen subway from January 2, 2010 to December 31, 2012. We terminated our exclusive agency agreement with Shenzhen Mobile with effect from September 1, 2011.

We entered into an exclusive agency agreement with Chengdu China Digital Mobile Television Co., Ltd., or Chengdu VisionChina Media Group, in July 2007. This exclusive agency agreement grants us the exclusive right to sell advertising time on the mobile digital television network in Chengdu for a term from January 1, 2008 to December 31, 2015. Under the agreement, we pay a pre-determined media cost each year to Chengdu VisionChina Media Group. Chengdu VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Chengdu public transportation companies that have entered into agreements with Chengdu VisionChina Media Group. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.

We entered into exclusive agency agreements with Wuxi Guangtong Digital Mobile Television Co., Ltd., or Wuxi Guangtong, in September 2007. These agreements granted us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Wuxi to advertisers that are not from Wuxi for a term from October 1, 2007 to December 31, 2013. Under these agreements, we paid a pre-determined media cost each year to Wuxi Guangtong. Wuxi Guangtong was responsible for installing additional digital television displays on the buses of the Wuxi public transportation companies that had entered into agreements with Wuxi Guangtong. The terms of this exclusive agency agreement were negotiated on an arm’s length basis. In January 2014, we renewed our exclusive agency agreement with Wuxi Guangtong. The renewed agreement grants us the right to sell advertising time on our network in Wuxi to advertisers that are not from Wuxi for a term from January 1, 2014 to January 1, 2016.

We entered into an exclusive agency agreement with Ningbo China Digital Mobile Television Co., Ltd., or Ningbo VisionChina Media Group, in November 2007. This exclusive agency agreement granted us the exclusive right to sell advertising time on the mobile digital television network in Ningbo for a term from January 1, 2008 to December 31, 2012. Under the agreement, we paid a pre-determined media cost each year to Ningbo VisionChina Media Group. Ningbo VisionChina Media Group was responsible for installing additional digital television displays on the buses of the Ningbo public transportation companies that had entered into agreements with Ningbo VisionChina Media Group. The terms of this exclusive agency agreement were negotiated on an arm’s length basis. In January 2013, we renewed our exclusive agency agreement with Ningbo VisionChina Media Group. The renewed agreement grants us the right to sell advertising time on our network in Ningbo to advertisers that are not from Ningbo for a term from January 1, 2013 to November 15, 2016.

We entered into an exclusive agency agreement with Jilin Mobile Television Co., Ltd., or Jilin Mobile, in March 2008. This exclusive agency agreement granted us the exclusive right to sell advertising time on the mobile digital television network in Changchun for a term from July 1, 2008 to June 30, 2014. Under the agreement, we paid a pre-determined media cost each year to Jilin Mobile. Jilin Mobile was responsible for installing additional digital television displays on the buses of the Changchun public transportation companies that had entered into agreements with Jilin Mobile. The terms of this exclusive agency agreement were negotiated on an arm’s length basis. In July 2014, we renewed our exclusive agency agreement with Jilin Mobile. The renewed agreement grants us the right to sell advertising time on our network in Changchun to advertisers that are not from Changchun for a term from July 1, 2014 to February 28, 2020.

We entered into an exclusive agency agreement with Hubei China Digital Mobile Television Co., Ltd., or Hubei VisionChina Media Group, in March 2008. This exclusive agency agreement granted us the exclusive right to sell advertising time on the mobile digital television network in Wuhan for a term from April 1, 2008 to March 31, 2014. Under the agreement, we paid a pre-determined media cost each year to Hubei VisionChina Media Group. Hubei VisionChina Media Group was responsible for installing additional digital television displays on the buses of the Wuhan public transportation companies that had entered into agreements with Hubei VisionChina Media Group. In March 2014, we renewed our exclusive agency agreement with Hubei VisionChina Media Group for a term from April 1, 2014 to December 31, 2018. The renewed agreement grants us the right to sell a portion of the advertising time on our network in Wuhan to advertisers that are not from Wuhan. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis. In April 2014, we renewed our exclusive agency agreement with Hubei VisionChina Media Group. The renewed agreement grants us the right to sell advertising time on our network in Wuhan to advertisers that are not from Wuhan for a term from April 1, 2014 to December 31, 2018.

We entered into an exclusive agency agreement with Dalian China Digital Mobile Television Co., Ltd., or Dalian VisionChina Media Group, in March 2008. This exclusive agency agreement granted us the exclusive right to sell advertising time on the mobile digital television network in Dalian for a term from April 1, 2008 to March 31, 2014. Under the agreement, we paid a pre-determined media cost each year to Dalian VisionChina Media Group. Dalian VisionChina Media Group was responsible for installing additional digital television displays on the buses of the Dalian public transportation companies that had entered into agreements with Dalian VisionChina Media Group. The terms of this exclusive agency agreement were negotiated on an arm’s length basis. In November 2012, we renewed our exclusive agency agreement with Dalian VisionChina Media Group. The renewed agreement grants us the right to sell advertising time on our network in Dalian to advertisers that are not from Dalian for a term from November 1, 2012 to November 1, 2015.

We entered into an exclusive agency agreement with Suzhou China Digital Mobile Television Co., Ltd., or Suzhou VisionChina Media Group, in September 2009. This exclusive agency agreement granted us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Suzhou to advertisers that are not from Suzhou for a term from October 1, 2009 to December 31, 2013. Under the agreement, we paid a pre-determined media cost each year to Suzhou VisionChina Media Group. Suzhou VisionChina Media Group was responsible for installing additional digital television displays on the buses of the Suzhou public transportation companies that had entered into agreements with Suzhou VisionChina Media Group. The terms of this exclusive agency agreement were negotiated on an arm’s length basis. In December 2013, we renewed our exclusive agency agreement with Suzhou VisionChina Media Group. The renewed agreement grants us the right to sell advertising time on our network in Suzhou to advertisers that are not from Suzhou for a term from January 1, 2014 to December 31, 2015.

We entered into an exclusive agency agreement with Changzhou China Digital Mobile Television Co., Ltd., or Changzhou VisionChina Media Group, in March 2010. This exclusive agency agreement grants us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Changzhou to advertisers that are not from Changzhou for a term from January 1, 2010 to March 18, 2017. Under the agreement, we pay a pre-determined media cost each year to Changzhou VisionChina Media Group. Changzhou VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Changzhou public transportation companies that have entered into agreements with Changzhou VisionChina Media Group. The terms of this exclusive agency agreement were negotiated on an arm’s length basis.

We entered into an exclusive agency agreement with Henan China Digital Mobile Television Company Limited and Henan VisionChina Media Group, in January 2013. This exclusive agency agreement grants us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Zhengzhou City, the capital of Henan Province, to advertisers that are not from Zhengzhou for a term from January 1, 2013 to December 31, 2015. Under the agreement, we pay a pre-determined media cost each year to Henan China Digital Mobile Television Company Limited. Henan VisionChina Media Group is responsible for installing additional digital television displays on the buses of the Zhengzhou public transportation companies that have entered into agreements with Henan VisionChina Media Group. The terms of this exclusive agency agreement were negotiated on an arm’s length basis.

We entered into an exclusive agency agreement with Chongqing Jielong Light Rail Advertising Co., Ltd., or Chongqing VisionChina Media Group, in April 2011. This exclusive agency agreement grants us the exclusive right to sell advertising time on the television network in line 2 of the Chongqing Light Rail for a term from January 1, 2011 to December 31, 2015. Under the agreement, we pay a pre-determined media cost each year to Chongqing VisionChina Media Group. The terms of this exclusive agency agreement were negotiated on an arm’s length basis.

Transactions with Affiliated Companies of Limin Li

Lease and Loan with Meidi Zhiye

We rented office space from Shenzhen Meidi Zhiye Development Co., Ltd., a former equity holder of VisionChina Media Group, or Meidi Zhiye, for the office space of our headquarters and VisionChina Media Group. The terms of the lease were negotiated on an arm’s length basis. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Meidi Ziye’s equity interest and is the chairman of Meidi Zhiye. The rental expenses totaled US$0.3 million, US$0.3 million and US$0.4 million in 2012, 2013 and 2014, respectively.

Transactions with Champs Elysees

In 2012, 2013, and 2014, VisionChina Media Group paid office decoration charges of US$324,544, US$4,446, and US$377,079, respectively, to Champs Elysees Renovations Co., Ltd., or Champs Elysees Renovations. In 2012, 2013, and 2014, VisionChina Media Group also paid property management fees and utility expenses of US$48,274, US$53,355, and US$59,973, respectively, to Champs Elysees Management Co., Ltd. Limin Li’s wife is the chairwoman of Champs Elysees Renovations.

Transactions Related to Our Corporate Structure

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside China. Therefore, we do not qualify under PRC regulations to own directly equity interests in advertising services providers. Accordingly, our subsidiaries, CDTC and Beijing Eastlong Technology are ineligible to apply for the licenses required to provide advertising services in China. Our advertising business inside the PRC is operated through our contractual arrangements with VisionChina Media Group and Beijing Eastlong Advertising. CDTC and VisionChina Media Group entered into a series of agreements on March 30, 2006, including a technology and management services agreement, a domain name license agreement, a loan agreement, a proxy letter, an option agreement and an equity pledge agreement. CDTC and VisionChina Media Group entered into a series of new agreements on February 15, 2007, which replaced the agreements entered into on March 30, 2006, as are described in the preceding sentence. Beijing Eastlong Technology and Beijing Eastlong Advertising entered into a series of agreements, including a business cooperation agreement, loan agreements, option agreements and equity pledge agreements. These contractual arrangements enable us to exercise effective control over VisionChina Media Group, Beijing Eastlong Advertising, and their respective subsidiaries, and to receive substantially all of the economic benefits of these entities in consideration for the services provided by our subsidiary in China. We intend to continue our business operations in China upon the expiration of these contractual arrangements by renewing them or entering into new contractual arrangements if then-current PRC laws, rules and regulations still do not allow us directly to operate advertising businesses in China. We believe that, under these contractual arrangements, we have sufficient control over VisionChina Media Group, Beijing Eastlong Advertising, and their respective equity holders to renew or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements.

Agreements that Transfer Economic Benefits to Us

Technology and Management Services Agreement. Pursuant to the technology and management services agreement entered into on February 15, 2007 by and between CDTC and VisionChina Media Group, CDTC provides technology consulting and management services related to the business operations of VisionChina Media Group. As consideration for such services, VisionChina Media Group has agreed to pay the service fees specified by CDTC in the payment notices it provides to VisionChina Media Group from time to time. The payment notices shall enclose charge lists, setting forth the services provided, the hours spent in performing the services, and the applicable service charge rates. The charge rates, which are annexed to the agreement, may be adjusted pursuant to a supplemental agreement entered into by the parties. If VisionChina Media Group objects to the service fees set forth in a payment notice, both parties shall mutually agree upon the service fees to be paid by VisionChina Media Group. In addition, VisionChina Media Group shall reimburse CDTC for out-of-pocket expenses incurred in connection with providing the services. The service fee shall be calculated using a rate as mutually agreed by CDTC and VisionChina Media Group multiplied by average numbers of LCD screens put into use in the digital mobile television advertising network operated by VisionChina Media Group during each of the calendar year. The term of this agreement is 25 years, which may be terminated at any time or extended by CDTC in its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Domain Name License Agreement. Pursuant to the domain name license agreement entered into on February 15, 2007 by and between CDTC and VisionChina Media Group, CDTC grants VisionChina Media Group the exclusive right to use its domain names, www.cdmtv.tv and www.cdmg.cn, in exchange for a royalty fee equal to 0.2% of the gross annual revenues of VisionChina Media Group. The parties may mutually agree to adjust the royalty fee within the first ten working days of any year during the term of the agreement. The agreement has a term of 25 years, which may be terminated at any time or extended by CDTC in its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Business Cooperation Agreement. Pursuant to the business cooperation agreement entered into on February 22, 2005 by and between Beijing Eastlong Technology and Beijing Eastlong Advertising, Beijing Eastlong Advertising shall operate an out-of-home advertising platform and sell advertisements or value-added-services on that platform, which it may do by setting up joint ventures with third parties or by other feasible means. The cooperation method by which Beijing Eastlong Technology and Beijing Eastlong Advertising engage in business projects shall vary, with Beijing Eastlong Technology either providing technology and consulting services to Beijing Eastlong Advertising, Beijing Eastlong Advertising subletting work to Beijing Eastlong Technology, or Beijing Eastlong Technology and Beijing Eastlong Advertising jointly engaging in projects, depending on PRC legal and regulatory requirements, including qualification or licensing requirements, and the requirements of third-party project owners. Under each cooperation method, Beijing Eastlong Technology and Beijing Eastlong Advertising shall receive 90% and 10%, respectively, of the project profits, and each shall be reimbursed, as applicable, for its out-of-pocket expenses. Beijing Eastlong Technology shall be the exclusive and sole cooperating partner of Beijing Eastlong Advertising, and Beijing Eastlong Advertising shall not engage in any business other than that which it conducts in cooperation with Beijing Eastlong Technology without Beijing Eastlong Technology’s prior written consent. The term of this agreement commences on February 22, 2005 and remains effective in perpetuity unless and until such time as the agreement is terminated or Beijing Eastlong Technology ceases to exist. This agreement can be terminated (i) by both parties’ mutual consent, (ii) if either party is declared legally bankrupt and the other party requests that the agreement be terminated, or (iii) if Beijing Eastlong Technology is unable to provide any services to Beijing Eastlong Advertising for more than three years due to force majeure.

Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries

Loan Agreement. CDTC entered into a loan agreement with Limin Li and Yanqing Liang on February 15, 2007 that allows us to capitalize our PRC operating affiliates in VisionChina Group and which facilitates the establishment of our current corporate structure in VisionChina Group. CDTC made an interest-free loan of RMB50 million to the equity holders of VisionChina Media Group. The loan can only be repaid with proceeds from the transfer of the equity interests in VisionChina Media Group by its equity holders to CDTC or to another person designated by CDTC pursuant to the Option Agreement as discussed below. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Beijing Eastlong Technology entered into a series of loan agreements, and amendments thereto, with Qijun Men and Haifeng Wang in February 2005, March 2007 and May 2008, which allowed Beijing Eastlong Advertising to capitalize its PRC operating affiliates and facilitated the establishment of our current corporate structure. Beijing Eastlong Technology made an interest-free loan of RMB20 million to the equity holders of Beijing Eastlong Advertising. This loan can only be repaid with proceeds from the transfer of the equity interests in Beijing Eastlong Advertising by the equity holders to Beijing Eastlong Technology or to another person designated by Beijing Eastlong Technology. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Proxy Letter. Limin Li and Yanqing Liang signed certain proxy letters on February 15, 2007, pursuant to which Limin Li and Yanqing Liang granted an employee of CDTC, who is a PRC citizen, the right to exercise all of their voting rights as equity holders of VisionChina Media Group as provided under its articles of association. Such grant must be approved by CDTC and the grantee must be an employee of CDTC. If the grantee ceases to be an employee of CDTC, then the grantors will revoke the proxy and grant a similar proxy to a then-current employee of CDTC designated by CDTC. The proxy letters will remain effective until February 15, 2032.

Option Agreement. CDTC entered into an option agreement with Limin Li and Yanqing Liang on February 15, 2007, pursuant to which CDTC has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by the laws and foreign investment policies of the PRC, part or all of the equity interests in VisionChina Media Group owned by Limin Li and Yanqing Liang. The purchase price for the entire equity interest shall be the greater of (i) RMB50 million and (ii) the minimum price permitted by applicable PRC law and agreed upon by the parties. The option agreement will remain in effect until such time as all of the equity interests contemplated by the agreement have been transferred thereunder. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Beijing Eastlong Technology entered into a series of option agreements, and amendments thereto, with Qijun Men and Haifeng Wang in February 2005, March 2007 and May 2008, pursuant to which Beijing Eastlong Technology has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by the laws and foreign investment policies of the PRC, all of the equity interests in Beijing Eastlong Advertising owned by Qijun Men and Haifeng Wang. The purchase price for the entire equity interest shall be RMB20 million. The option agreement will remain in effect until such time as all of the equity interests contemplated by the agreement have been transferred thereunder.

Equity Pledge Agreement. Pursuant to an equity pledge agreement entered into on February 15, 2007, Limin Li and Yanqing Liang have pledged their equity interests in VisionChina Media Group to CDTC to secure their obligations under the loan agreement, and VisionChina Media Group’s obligations under the technology and management services agreement and domain name license agreement, each as described above. In addition, shareholders of VisionChina Media Group agree not to transfer, sell, pledge, dispose of or create any encumbrance on any equity interests in VisionChina Media Group that would affect the pledgees’ interests. The equity pledge agreement will expire when the shareholders fully perform their obligations under the agreements described above.

The PRC Property Rights Law entered into effect on October 1, 2007 and governs equity pledges made after that date. Our PRC legal counsel has advised us that the PRC Property Rights Law does not stipulate whether, or require that, an equity pledge made prior to October 1, 2007 must be registered with the SAIC. Our equity pledge agreement was entered into on February 15, 2007, at which time equity pledges were governed by then-applicable provisions of the PRC Company Law and the PRC Guarantee Law. According to these two PRC laws and regulations, an equity pledge of a limited liability company does not need to be registered with the SAIC or its local branches, and an equity pledge agreement becomes effective soon after the equity pledge is recorded or filed with the relevant company’s Register of Shareholders. Therefore, we believe that our equity pledge agreement is effective and enforceable even though we did not register it with the SAIC or a local SAIC branch. As of December 31, 2014, we, CDTC and VisionChina Media Group had not been required by any PRC governmental authority to register our equity pledge agreement with the SAIC, nor were we, CDTC or VisionChina Media Group subject to any penalties or fines for having failed to complete such registration. Based on the foregoing, we believe that we are not obligated under the PRC Property Rights Law to register our equity pledge agreement with the SAIC, and that the equity pledge agreement is enforceable in courts of law in the PRC.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

(i)	Litigation with the Former DMG Shareholders

Our company and its wholly owned subsidiary, Vision Best Limited, filed a summons with notice in the Supreme Court of New York County, or the New York Court on December 27, 2010 against the Former DMG Shareholders. The summons with notice alleged that the Former DMG Shareholders (i) engaged in an unlawful scheme to induce us, through false, deceptive, and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme. The summons with notice further alleged that we are owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which we acquired Digital Media Group, or the Merger Agreement. The claims summarized in the summons with notice were set forth in a more detailed complaint we filed on February 2, 2011.

On February 25, 2011, Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., and Thomas Gai Tei Tsao, or the Former DMG Shareholders, filed a countersuit against us in the New York Court. The complaint in that lawsuit alleges that we breached certain agreements related to the Digital Media Group acquisition by (i) declining to make certain installment payments that the Former DMG Shareholders claim they were entitled to receive and (ii) declining to take steps to facilitate the transfer of shares of our stock that the Former DMG Shareholders claim to be entitled to receive in connection with the acquisition of Digital Media Group. The Former DMG Shareholders also sought specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, and permanent and preliminary injunctive relief compelling us to comply with the parties’ agreement. We denied the material allegations of the complaint by the Former DMG Shareholders and asserted a counterclaim for breach of contract arising from the destruction of Digital Media Group’s electronic data prior to such data being delivered to us.

Also on February 25, 2011, the Former DMG Shareholders filed motions against us for various relief. They sought to dismiss most of the claims in our complaint as well as our counterclaim based on destruction of Digital Media Group’s electronic data. They also sought (i) an order of attachment against us in the amount of US$30 million plus interest, on account of a post-closing payment of that amount which the Former DMG Shareholders alleged to be due, and (ii) an order directing us to transfer assets into the United States to secure a prospective judgment. The Former DMG Shareholders also filed a motion for a preliminary injunction to compel us to remove the restrictive legend on the ordinary shares received by the Former DMG Shareholders in connection with the acquisition of Digital Media Group, and to provide consents or authorizations to convert those shares into freely tradable American Depository Shares.

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits. The Court granted the Former DMG Shareholders’ motion to dismiss our fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of Digital Media Group’s electronic data. The Court denied the Former DMG Shareholders’ motion to dismiss our indemnification claim for not less than US$2,785,633, but granted their motion to attach our assets in the amount of US$30.0 million plus interest, as security in the event that the Former DMG Shareholders were successful in their monetary claims against us. The ruling also required the Former DMG Shareholders to file a US$500,000 undertaking in the event that the Court were ultimately to determine that they were not entitled to the attachment. Finally, the New York Court denied the Former DMG Shareholders’ request to compel us to release the restrictions on the stock certificates which they had received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

On November 11, 2011 we filed an appeal from the Court’s orders.

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

On August 13, 2012, the New York State Supreme Court entered an order, or the August 13 Order, directing us and Vision Best Limited, on or before August 21, 2012 to (a) transfer US$60.0 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) deposit US$60.0 million into an escrow account controlled by the Sheriff, or (c) make other arrangements satisfactory to the Former DMG Shareholders in the litigation for security with respect to the final judgment in that amount. We and Vision Best Limited took prompt steps to comply with the August 13 Order and arranged for the delivery to the Sheriff of more than US$3.2 million in cash denominated in or convertible to U.S. dollars that were held by or for us or our subsidiaries outside the PRC. With respect to funds in Renminbi held within the PRC, any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the SAFE. Accordingly, on August 20, 2012, we applied to the SAFE to approve our transfer of the balance required under the August 13 Order (an amount equivalent to approximately US$56.8 million). SAFE, however, denied our application on August 20, 2012.

Concurrently as we were taking steps to comply with the August 13 Order to the furthest extent possible, we also appealed from the August 13 Order. We sought a stay of enforcement of the August 13 Order, but that request was denied, first by a single judge of the appellate court on August 17, 2012 and then by a full panel of that court on October 2, 2012. We have perfected the appeal from the August 13 Order.

On October 21, 2012, the Former DMG Shareholders filed a contempt motion in the New York Court against us and Vision Best for failure to transfer US$60.0 million into New York State by August 21, 2012 as directed in the August 13 Order.

On January 7, 2013, the New York Court issued an order of civil contempt against us for having failed to comply fully with an August 13, 2012 turnover order requiring us to post security in connection with prejudgment orders of attachment totaling US$60 million. The turnover order required us to pay that amount to the New York City Sheriff or enter into an escrow agreement with respect to the funds in the PRC or such an alternative security arrangement as would be acceptable to the plaintiffs. Although we arranged to transfer to the Sheriff most of the assets of our subsidiaries located outside the PRC (almost US$4.5 million), we advised the judge that we were not able to transfer additional assets held by our PRC subsidiaries due to restrictions imposed by the SAFE.

On February 19, 2013 the New York Court entered a modified order, or the February 14 Order, adding to the August 13 Order’s terms an alternative provision that we may deposit in escrow, with Jun He Law Offices as escrow agent, an amount of Chinese currency equivalent to US$60.0 million less the amount of approximately US$4.5 million then on deposit with the New York City Sheriff’s Office, to be held in escrow until a final judgment in respect of this action or a settlement between the parties had resolved the action. However, Jun He Law Offices informed the New York Court that they were not willing to serve as escrow agent, and we had been advised that any escrow of Renminbi-denominated funds to be held in China pursuant to an agreement contemplating the possibility of those funds’ ultimate transfer outside of China would require approval from SAFE. The contempt sanction was a fine of US$250 plus payment of the fees of the plaintiffs’ attorneys which had been incurred on the contempt application. Those attorneys’ fees were estimated to be US$282,000, and that amount was fully accrued as of December 31, 2012 and included in accrued expenses and other current liabilities (however, as explained below, the amount actually awarded in addition to the US$250 fine was US$185,892.31 in plaintiffs’ attorneys’ fees, for a total of US$186,142.31). We filed a notice of appeal from that Contempt Order on March 15, 2013.

On May 16, 2013, the New York Court ordered us to pay the Former DMG Shareholders US$250 a fine of US$250 plus plaintiffs’ costs and reasonable attorneys’ fees in the amount of US$185,892.31 within fifteen days.

On June 11, 2013, the Appellate Division, First Department of the Supreme Court of the State of New York entered a Decision and Order, or the Appellate Division Ruling, determining appeals and cross-appeals from rulings by the New York Court. The Appellate Division Ruling (a) affirmed the New York Court’s order of November 3, 2011 granting the Former DMG Shareholders’ motions to dismiss our claims and counter-claims for fraud, unjust enrichment and declaratory judgment, (b) reversed that part of the New York Court’s order of June 15, 2012 denying the Former DMG Shareholders’ motion for partial summary judgment on the defense we had asserted to their claims for breach of contract, including the defense based on allegations of intentional destruction of certain electronic data that was to be conveyed as part of the sale of Digital Media Group’s assets, and (c) affirmed the New York Court’s denial of the Former DMG Shareholders’ motion to dismiss the breach of contract and indemnity claims we had asserted, seeking an amount not less than US$2,785,633, based on alleged inaccuracies in the representations and warranties contained in the Merger Agreement.

With respect to the orders entered by the New York Court regarding the attachment of our assets, the Appellate Division Ruling (d) reversed the New York Court’s order entered on November 4, 2011, granting the Former DMG Shareholders’ motion for pre-judgment attachment of our assets, (e) reversed the New York Court’s order entered on June 15, 2012, granting the Former DMG Shareholders’ motion to confirm the two ex parte orders of attachment they previously obtained in the aggregate amount of US$60 million, or the Attachment Orders, and (f) reversed the New York Court’s order entered on August 13, 2012, granting the Former DMG Shareholders’ motion to compel us to transfer US$60 million into New York State pursuant to the Attachment Orders.

Neither we nor the Former DMG Shareholders sought leave to appeal the Appellate Division Ruling, which therefore became final. On July 15, 2013, the New York Court entered an order requested by the Former DMG Shareholders granting summary judgment on two of their causes of action in the amount of US$60 million plus interest and certain costs and permitting execution of such judgment. On July 26, 2013, the Clerk of the New York Court entered judgment in favor of the Former DMG Shareholders pursuant to the July 15, 2013 order, directing that they shall recover from us the sum of US$71,800,047 and have execution thereof, or the New York Judgment.

On July 29, 2013, proceedings were begun in the Cayman Islands against us for the enforcement of the New York Judgment entered on July 26, 2013, or the Cayman Islands Proceedings and we received a Writ of Summons.

On August 22, 2013, the Former DMG Shareholders sought an order from the New York Court directing the Sheriff to pay to them the amount awarded on the contempt motion. On September 10, 2013, the New York Court entered an order directing the Sheriff to pay the Former DMG Shareholders the amount awarded on their contempt motion, and on September 25, 2013, the Sheriff disbursed funds to the Former DMG Shareholders in the amount of US$186,142.

On October 21, 2013, we appeared before the New York Court and put a stipulation on the record, approved by the New York Court, agreeing to a continuation of the temporary stay entered by the New York Court on July 29, 2013, prohibiting the Sheriff from disbursing any additional funds held by him in escrow until the Former DMG Shareholders had served us with notice of their application for such disbursement of said funds. At that same court appearance, we voluntarily withdrew without prejudice our application to enforce the Appellate Division Ruling and to compel the return of remaining funds held by the Sheriff.

On February 14, 2014, we stipulated to the withdrawal of all appeals in that action pending before the Appellate Division. The stipulation was transmitted to the New York Court on February 19, 2014.

As of December 31, 2013, the Sheriff held US$4.5 million, pursuant to the August 13 Order, in an interest-bearing account. The amount includes the principal sum transferred by us and accrued interest. Such amount is included in the restricted cash on our consolidated balance sheets as of December 31, 2012 and 2013.

As a result of the above litigation, penalty interest on the overdue payables of US$6.0 million and US$2.1 million and nil were recognized during the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2013, consideration payable of US$75.8 million (including US$11.8 million accrued penalty interest on the overdue consideration payable) had been recorded by us as management’s best estimate of the consideration required to settle the litigation with the Former DMG Shareholders.

On April 30, 2014, we entered into the settlement arrangement, subscription agreement and note instrument, or collectively, the Settlement Arrangement, with the Former DMG Shareholders to settle this litigation.

On July 25, 2014, we and the Former DMG Shareholders jointly announced the closing of the settlement agreement of all litigation actions arising from VisionChina Media’s November 16, 2009 acquisition of Digital Media Group Company Limited from the Selling Shareholders. As of April 28, 2015, all claims in these pending lawsuits had been dismissed and all closing conditions of the settlement agreement have been met.

(ii)	Other litigation

The litigation of Yi Zhao v. Dina Liu, VisionChina Media Inc, was filed on October 26, 2012, but service of the complaint allegedly had not been made on us until at least August 26, 2013, by delivery to our headquarters in the PRC. The litigation arises out of the dissolution of the marriage between Yi Zhao and Dina Liu Dan, our former Chief Financial Officer. The primary claims are made against Dina Liu Dan, who was claimed to have exercised certain stock options in respect of our stock (through a company she allegedly controls, Barrie Holdings) without sharing the proceeds with her former husband, Yi Zhao. The single claim lodged against us is for aiding and abetting fraud by Dina Liu Dan, with damages alleged to be approximately US$5,000,000. The underlying fraud claim against Dina Liu Dan, however, has been dismissed for lack of personal jurisdiction, although a dismissal motion by Barrie Holdings was denied. We filed a motion to dismiss the single claim on December 24, 2013, which was denied by decision and order dated February 28, 2014. On March 11, 2014, Yi Zhao moved for entry of a default judgment against us, on the basis of our purported failure to answer or move to dismiss the complaint within the period permitted by law. On April 14, 2014, the motion of Yi Zhao for a default judgment against us was denied. As of the date of this report, although it is theoretically possible that losses may be incurred, given the uncertainty of the case, our management believes that it is unlikely that we would incur losses in relation to the law suit by recognizing a contingent loss under FASB ASC 450-20-25-2. Therefore, as of December 31, 2014, no provision had been made for such losses. As of the date of this report, this litigation is still pending. There have been no further proceedings in the Zhao Action in either the trial or appellate courts as of April 25, 2015.

On October 23, 2014, a supplier, Guangzhou Metro Television Co., Ltd., or Guangzhou Metro, initiated proceedings against us for breach of contract. Guangzhou Metro asserts that it has sustained damages comprising US$7,693,289 for exclusive media costs, US$2,396,041 for overdue fines, and US$32,168 for electricity charges. On the same day, we also filed a motion against Guangzhou Metro for breach of contract, asserting damages sustained in a total amount of US$5,959,111, and demanding the release of a concession rights deposit in an amount of US$885,884 together with interest. On November 7, 2014, Guangzhou Metro asserted further claims against us and demanded that penalties in an amount of US$5,251,772 be assessed against us due to the early termination of our exclusive agency agreement with Guangzhou Metro.

Other than as disclosed above, we currently are not a party to any other material legal or administrative proceedings, and we are not aware of any material legal or administrative proceedings threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Since our incorporation, we have never declared or paid any dividends and we have no present plan to declare or pay any dividends in the near future on our common shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

B.	Significant Changes

We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.” On December 12, 2012, we effected a change in our ADS to common share ratio from one ADS representing one common share to one ADS representing 20 common shares. For ease of comparison, our ADS trading prices on the Nasdaq Global Market before December 12, 2012 have been retroactively adjusted to reflect this ratio change. The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the Nasdaq Global Market on April 28, 2015 was US$14.91 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2011	99.8	21.6
2012	37.20	3.00
2013	31.63	1.77
2014	36.71	8.55
Quarterly:
First quarter 2013	4.55	3.12
Second quarter 2013	3.75	1.82
Third quarter 2013	2.65	1.77
Fourth quarter 2013	31.63	2.14
First quarter 2014	36.71	15.00
Second quarter 2014	32.00	16.60
Third quarter 2014	19.23	11.25
Fourth quarter 2014	12.10	8.55
First quarter 2015	17.43	8.53
Second quarter 2015 (through April 28, 2015)	16.34	12.00
Monthly:
November 2014	10.81	9.20
December 2014	11.11	8.55
January 2015	9.80	8.53
February 2015	17.43	8.65
March 2015	14.72	9.21
April 2015 (through April 28, 2015)	14.91	14.45

As of March 31, 2015, a total of 3,962,522 ADSs were outstanding. As of March 31, 2015, a total of 79,250,445 common shares were registered in the name of a nominee of The Bank of New York Mellon, the depositary for the ADSs. We have no further information as to common shares or ADSs held, or beneficially owned, by U.S. persons.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing 20 of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-147275), as amended, initially filed with the SEC on November 29, 2007. Our shareholders adopted our amended and restated memorandum and articles of association by Special Resolution passed on November 8, 2007 and effective upon completion of our initial public offering of common shares represented by our ADSs.

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

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of Renminbi for capital account items, such as direct investments, loans, security investments and repatriation of investments, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the National Development and Reform Commission.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a United States Holder whose “functional currency” is not the United States dollar.

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

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You should consult your own tax advisors concerning the United States federal income tax consequences to you of owning or disposing of our ordinary shares or ADSs in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Market), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our common shares that are represented by ADSs, but not on our common shares that are not so represented, currently meet the conditions required for the reduced tax rates. There can be no assurance that our ADSs will be continue to be readily tradable on an established securities market in later years (or that our common shares will be readily tradable on an established securities market in any given year). A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a Chinese (or PRC) “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The amount of any dividend paid in Renminbi will equal the United States dollar value of the Renminbi received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of the common shares, or by the depositary, in the case of ADSs, regardless of whether the Renminbi are actually converted into United States dollars. If the Renminbi received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Renminbi received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Renminbi equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Renminbi will be treated as United States source ordinary income or loss for foreign tax credit limitation purposes.

In the event that we are deemed to be a Chinese (or PRC) “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or common shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit or deduction against your United States federal income tax liability. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or common shares will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit given your particular circumstances.

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

Passive Foreign Investment Company

Based on our financial statements, relevant market data, and the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2014, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. This particular risk may have been heightened due to the recent volatility in the price of our ADSs. Moreover, there exist substantial uncertainties regarding the application of the Code and regulations thereunder with respect to the determination of the character of certain classes of assets. Although we believe we have reasonably applied the Code and regulations thereunder, there can be no assurance that the Internal Revenue Service will follow the same application. In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our consolidated affiliated PRC entities. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these consolidated affiliated PRC entities for United States federal income tax purposes. If it is determined that we do not own the stock of the consolidated affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for 2014 and any taxable year thereafter. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules discussed below.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or a deduction from income, as described below. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the common shares, are listed on the Nasdaq Global Market. Consequently, if you are a holder of common shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective market-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Alternatively, a U.S. investor in a PFIC generally can mitigate the consequences of the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or common shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or common shares in an amount equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law and gain from the disposition of the ADSs or common shares is subject to tax in the PRC, if you are eligible for the benefits of the treaty between the United States and the PRC, you may elect to treat such gain as PRC source. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gains as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under your particular circumstances.

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

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

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

Foreign Exchange Risk

Substantially all of our revenues, costs and expenses are denominated in Renminbi. Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar or any other currency nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi is permitted to fluctuate within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressure to liberalize this government currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.

We use the U.S. dollar as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our PRC subsidiaries is the Renminbi. All of our subsidiary’s transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiary existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Fluctuations in exchange rates also may affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our public offering in August 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Except for certain cash balances, majority of our transactions are denominated in Renminbi. Considering the amount of our cash and cash equivalents balance as of December 31, 2014, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of US$0.2 million for our total amount of cash balance, with a corresponding increase or decrease in accumulated comprehensive income as of December 31, 2014.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to foreign exchange risk.

Interest Rate Risk

Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts and interest expenses arising from bank borrowings.

In June 2012, China Digital Technology (Shenzhen) Co., Ltd, our wholly owned subsidiary, obtained a RMB57 million Renminbi-denominated secured revolving credit facility which expired on June 24, 2013 granted by Bank of China (Shenzhen Branch). This secured credit facility was secured by restricted cash of US$10.0 million. This secured credit facility was available for general corporate working capital purposes at an interest rate of the Benchmark Rate. As of December 31, 2014, there were no outstanding borrowings against this credit facility.

In January 2013, we obtained a RMB150.0 million Renminbi-denominated secured revolving credit facility, or the Existing Credit Facility, granted by China Construction Bank (Shenzhen Branch), or CCB Shenzhen, for our variable interest entity, VisionChina Media Group, which facility expired on January 13, 2014. This revolving credit facility was secured by VisionChina Media Group’s accounts receivable. This credit facility was available for general corporate working capital purposes at an interest rate of 160% of the Benchmark Rate. This credit facility contained a restrictive financial covenant that required VisionChina Media Group to maintain a leverage ratio of no higher than 65%. Violation of this financial covenant could have resulted in a default under the revolving credit facility, which would have permitted CCB Shenzhen to terminate the revolving credit facility and require immediate repayment from us of any outstanding loans advanced. In January 2014, CCB Shenzhen granted a new credit facility to replace the Existing Credit Facility, which expired on January 9, 2015. The total amount of the credit facility was RMB130.0 million. As of December 31, 2014, there were borrowings of US$13.8 million outstanding under this secured revolving credit facility.

In January 2015, we were granted a secured revolving credit facility, or the Credit Facility, from China Construction Bank (Shenzhen branch), or the CCB, until January 26, 2016 for our variable interest entity, VisionChina Media Group. The total amount of the Credit Facility is RMB100.0 million (approximately US$16.3 million). The Credit Facility is secured by the accounts receivable of VisionChina Media Group and the interest rate is in a range of 99.54% to 103.46% of the loan prime rate in the PRC. As of April 30, 2015, we have fully utilized and drawn down the Credit Facility, and the interest rate on our outstanding balance is 6.44%.

On April 30, 2014, we issued US$58 million of convertible promissory notes, or the Notes, to the Former DMG Shareholders. We will redeem the Notes in instalments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, in amounts of US$4 million, US$5 million, US$13.5 million, US$16.5 million, US$16 million and US$3 million, respectively. Interest accrues on the Notes at a rate equal to our company’s actual weighted average borrowing rate per annum. Our company’s weighted average borrowing rate as of December 31, 2014 was 6.67%.

Our management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease, and interest expenses on our borrowings may increase, due to changes in market interest rates. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our exposure to interest rate risk.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively.

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

In addition, an ADS holder will be responsible for the following charges:

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

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e. stock dividends, rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company, or DTC, the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

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

Payments by Depositary

In 2014, we did not receive any payments from The Bank of New York Mellon, the depositary bank for our ADR program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Securities Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

On December 12, 2012, we effected a change in our ADS to common share ratio from one ADS representing one common share to one ADS representing 20 common shares. Each ADS holder of record at the closing business on December 11, 2012 exchanged every 20 then-ADSs for one new ADS. There was no change to the rights and preferences of the common shares underlying the ADSs.

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

As of December 31, 2014, approximately US$80.4 million of the net proceeds from our public offerings had been used for acquisitions of six advertising agency companies and Digital Media Group and capital expenditures, and approximately US$32.3 million had been used for general corporate purposes.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to affect materially, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2012	2013	2014
	(US$)	(US$)	(US$)
Audit Fees(1)	1,270,000	980,000	950,000
Other Fees	—	2,500	2,000
Total	1,270,000	982,500	952,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting.

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

On November 14, 2008, our board of directors authorized a share repurchase program, or the 2008 Share Repurchase Program, under which we were permitted to repurchase up to US$50 million worth of our issued and outstanding ADSs from the open market from time to time and before December 31, 2009. As of December 31, 2009, we had repurchased 940,380 of our ADSs for a total purchase price of approximately US$5.0 million pursuant to the 2008 Share Repurchase Program. All of the repurchased shares have been retired from our outstanding common shares. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

In September 2011, our board of directors approved another share repurchase program, or the 2011 Share Repurchase Program, under which we were permitted to repurchase up to US$15 million worth of our issued and outstanding ADSs from the open market from time to time and before December 31, 2012. During the period from September 1, 2011 to March 31, 2012, we purchased, under the 2011 Share Repurchase Program, 1,062,450 of our ADSs in aggregate at an average price of US$1.73 for a total consideration of approximately US$1.9 million. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. All of the repurchased shares were retired from our outstanding common shares in 2012.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2013 and 2014

•	Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014

•	Consolidated Statements of Comprehensive Income/(Loss) for the years end December 31, 2012, 2013 and 2014

•	Consolidated Statements of Changes of Equity for the years ended December 31, 2012, 2013 and 2014

•	Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014

•	Notes to the Consolidated Financial Statements

•	Condensed Financial Information of Registrant — Schedule I

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

1.2	Form of Second Amended and Restated Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.1	Specimen Certificate for Common Shares of VisionChina Media Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.2	Form of American Depositary Receipt of VisionChina Media Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.3	Form of Deposit Agreement among VisionChina Media Inc., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.1	Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.2	Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.3	Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.4	Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.5	Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.6	Registrant’s 2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit Number	Description of Document

4.8	Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.9	Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.10	Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.11	Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.12	Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.13	Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.14	Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.15	Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.16	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.17	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit Number	Description of Document

4.18	Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.19	Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.20	Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.21	Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.22	Amended and Restated Agreement and Plan of Merger dated November 16, 2009, among VisionChina Media Inc., Vision Best Limited, Digital Value Holdings Limited, Digital Media Group Company Limited and the Shareholder Representative (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33821), as amended, initially filed with the Commission on June 23, 2010)

4.23	Registration Rights Agreement dated as of November 16, 2009 among VisionChina Media Inc. and the investors signatories thereto (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.24	Translation of RMB Loan Agreement, dated as of December 3, 2009, between VisionChina Media Group Inc., and Bank of China, Shenzhen Branch (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33821), as amended, initially filed with the Commission on June 23, 2010)

4.25	Translation of Guarantee Contract between VisionChina Digital Company and Bank of China Shenzhen Branch (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33821), as amended, initially filed with the Commission on June 23, 2010)

4.26	Securities Purchase Agreement, dated as of December 30, 2010 by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33821), as amended, filed with the Commission on June 27, 2011)

4.27	Shareholders Agreement, dated as of January 13, 2011 by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li, and VisionChina Media Inc. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33821), as amended, filed with the Commission on June 27, 2011)

Exhibit Number	Description of Document

4.28	Registration Right Agreement, dated as of January 13, 2011 by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited, and Front Lead Investments Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33821), as amended, filed with the Commission on January 21, 2011)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VISIONCHINA MEDIA INC.

	By	/s/ Limin Li
	Name:	Limin Li
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2015

VISIONCHINA MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS fOR THE

YEARs eNDED December 31, 2012, 2013 and 2014 AND

REPORTS OF INDEPENDENT REGISTErED

PUBLIC accounting firm

VISIONCHINA MEDIA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of VisionChina Media Inc.:

We have audited the accompanying consolidated balance sheets of VisionChina Media Inc. and subsidiaries and variable interest entities (the "Group") as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 and the related financial statement schedule listed in the Index as Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 30, 2015

VISIONCHINA MEDIA INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. Dollars ("$"), except number of shares)

		December 31,
	Notes	2013	2014
ASSETS
Current Assets:
Cash and cash equivalents		$38,949,359	$19,484,553
Restricted cash		12,856,398	488,719
Accounts receivable, net of allowance for doubtful accounts of $9,510,186 and $17,169,851 as of December 31, 2013 and 2014, respectively	4	39,065,250	36,926,681
Amounts due from related parties	21(a)	2,328,928	2,467,355
Prepaid expenses and other current assets	5	19,086,020	20,156,905

Total current assets		$112,285,955	$79,524,213

Non-current Assets:
Fixed assets, net	6	7,883,906	6,470,922
Intangible assets, net	8	417,515	359,695
Investments under equity method	9	7,622,448	7,585,289
Other investments	10	3,140,260	3,125,885
Long-term prepayments and deposits	11	18,819,483	4,100,566
Restricted cash		818,277	1,140,344
Deferred tax assets	15	152,754	-

Total non-current assets		$38,854,643	$22,782,701

TOTAL ASSETS		$151,140,598	$102,306,914

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans (including short-term bank loans of the consolidated variable interest entities ("VIEs") without recourse to VisionChina Media Inc. (the "Company") of $19,638,649 and $13,847,031 as of December 31, 2013 and 2014, respectively)	12	$26,340,338	$13,847,031
Convertible promissory notes - maturity within one year	18	-	4,000,000
Derivative instrument - embedded conversion option	18	-	3,398,642
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of $3,960,472 and $4,943,404 as of December 31, 2013 and 2014, respectively)		5,745,088	6,970,122
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of $1,677,543 and $1,177,490 as of December 31, 2013 and 2014, respectively)	21(b)	1,677,543	1,177,490
Consideration payable	3 & 19(c)	75,800,047	-
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $51,162 and nil as of December 31, 2013 and 2014, respectively)		51,162	-
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $17,236,173 and $25,587,075 as of December 31, 2013, and 2014, respectively)	13	20,016,121	32,148,193

Total current liabilities		$129,630,299	$61,541,478

VISIONCHINA MEDIA INC.

CONSOLIDATED BALANCE SHEETS - continued
(Amounts in U.S. Dollars ("$"), except number of shares)

		December 31,
	Notes	2013	2014
Non-current Liabilities:
Convertible promissory notes - maturity over one year	18	$-	$51,018,674
Other non-current liability		2,175,066	-

Total non-current liabilities		$2,175,066	$51,018,674

Total liabilities		$131,805,365	$112,560,152

Commitments and contingencies	19

Equity (deficit)
Common shares ($0.0001 par value; 200,000,000 shares authorized; 101,560,744 and 102,121,144 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	14	$10,156	$10,212
Additional paid-in capital		343,512,927	344,083,552
Accumulated deficit		(364,106,277)	(395,183,492)
Accumulated other comprehensive income		39,908,028	39,579,661

Total VisionChina Media Inc. shareholders' equity (deficit)		$19,324,834	$(11,510,067)
Noncontrolling interest		10,399	1,256,829

Total equity (deficit)		$19,335,233	$(10,253,238)

TOTAL LIABILITIES AND EQUITY (DEFICIT)		$151,140,598	$102,306,914

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in U.S. Dollars ("$"), except number of shares)

		Year ended December 31,
	Notes	2012	2013	2014
Revenues:
Third-parties:
Advertising service revenue		$114,741,386	$102,311,166	$101,637,591
Advertising equipment revenue		178,914	187,609	208,246

		114,920,300	102,498,775	101,845,837

Related parties:
Advertising service revenue	21(c)	-	806,127	768,789
Advertising equipment revenue	21(c)	747,550	1,436,446	1,186,375

		747,550	2,242,573	1,955,164

Total revenues		$115,667,850	$104,741,348	$103,801,001

Cost of revenues:
Third-parties:
Advertising service cost		$121,374,431	$90,310,455	$102,246,766
Advertising equipment cost		125,458	212,304	444,311

		121,499,889	90,522,759	102,691,077

Related parties:
Advertising equipment cost		219,833	300,791	94,206

Total cost of revenues		$121,719,722	$90,823,550	$102,785,283

Gross (loss) profit		$(6,051,872)	$13,917,798	$1,015,718

Operating expenses:
Selling and marketing expenses		$42,979,527	$27,274,981	$17,502,447
General and administrative expenses		18,676,539	9,336,373	16,362,597
Impairment loss on intangible assets and goodwill	7 & 8	178,814,411	-	-
Contingent loss in connection with a litigation	19(c)	5,993,145	2,149,903	-

Total operating expenses		$246,463,622	$38,761,257	$33,865,044

Government grant		756,757	2,783,085	4,165,627
Share of profits (losses) from equity method investees		45,509	(76,412)	(1,946)
Dividend income from other investments	10	162,100	128,611	254,759
Gain on settlements of consideration payable	19(c)	-	-	1,800,047
Other operating income		-	1,307	-

Operating loss		$(251,551,128)	$(22,006,868)	$(26,630,839)
Interest income		696,292	418,736	307,072
Interest expense		(2,614,543)	(1,425,625)	(4,569,207)
Change in fair value through profit and loss		-	-	157,518
Other expenses		(605,958)	(669,018)	(587,937)

Net loss before income taxes		$(254,075,337)	$(23,682,775)	$(31,323,393)
Income tax benefits (expenses)	15	7,547,421	(373,584)	(142,554)

Net loss		$(246,527,916)	$(24,056,359)	$(31,465,947)
Net loss attributable to noncontrolling interest		118,724	88,489	388,732

Net loss attributable to VisionChina Media Inc. shareholders		$(246,409,192)	$(23,967,870)	$(31,077,215)

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in U.S. Dollars ("$"), except number of shares)

		Year ended December 31,
	Notes	2012	2013	2014
Net loss per share:
Basic	2(t)	$(2.43)	$(0.24)	$(0.31)
Diluted		$(2.43)	$(0.24)	$(0.31)
Weighted average shares used in computation of net loss per share:
Basic		101,351,222	101,495,442	101,601,913
Diluted		101,351,222	101,495,442	101,601,913

Share-based compensation expenses during the related periods included in:
Cost of revenues		$52,824	$73,225	$72,778
Selling and marketing expenses		394,719	379,246	107,404
General and administrative expenses		221,111	389,819	390,499

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in U.S. Dollars ("$"), except number of shares)

	Year ended December 31,
	2012	2013	2014

Net loss	$(246,527,916)	$(24,056,359)	$(31,465,947)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	2,431,227	2,536,356	(328,367)

Total comprehensive loss	(244,096,689)	(21,520,003)	(31,794,314)
Comprehensive loss attributable to the noncontrolling interests	118,724	88,489	388,732

Total comprehensive loss attributable to VisionChina Media Inc. shareholders	$(243,977,965)	$(21,431,514)	$(31,405,582)

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in U.S. Dollars ("$"), except number of shares)

						Total
					Accumulated	Vision China
			Additional		other	Media Inc.	Non-
	Common shares		paid-in	Accumulated	comprehensive	shareholders'	controlling
	Number	Amount	capital	deficit	income	equity	interest	Total

Balance as of January 1, 2012	101,313,015	$10,131	$341,963,008	$(93,729,215)	$34,940,445	$283,184,369	$217,612	$283,401,981
Exercise of share options	39,100	4	38,996	-	-	39,000	-	39,000
Restricted shares	14,429	2	(2)	-	-	-	-	-
Share-based compensation	-	-	668,654	-	-	668,654	-	668,654
Foreign currency transaction adjustment	-	-	-	-	2,431,227	2,431,227	-	2,431,227
Net loss	-	-	-	(246,409,192)	-	(246,409,192)	(118,724)	(246,527,916)

Balance as of December 31, 2012	101,366,544	$10,137	$342,670,656	$(340,138,407)	$37,371,672	$39,914,058	$98,888	$40,012,946
Restricted shares	194,200	19	(19)	-	-	-	-	-
Share-based compensation	-	-	842,290	-	-	842,290	-	842,290
Foreign currency transaction adjustment	-	-	-	-	2,536,356	2,536,356	-	2,536,356
Net loss	-	-	-	(23,967,870)	-	(23,967,870)	(88,489)	(24,056,359)

Balance as of December 31, 2013	101,560,744	$10,156	$343,512,927	$(364,106,277)	$39,908,028	$19,324,834	$10,399	$19,335,233
Capital injection in a subsidiary from noncontrolling interest	-	-	-	-	-	-	1,635,162	1,635,162
Restricted shares	560,400	56	(56)	-	-	-	-	-
Share-based compensation	-	-	570,681	-	-	570,681	-	570,681
Foreign currency transaction adjustment	-	-	-	-	(328,367)	(328,367)	-	(328,367)
Net loss	-	-	-	(31,077,215)	-	(31,077,215)	(388,732)	(31,465,947)

Balance as of December 31, 2014	102,121,144	$10,212	$344,083,552	$(395,183,492)	$39,579,661	$(11,510,067)	$1,256,829	$(10,253,238)

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. Dollars ("$"), except number of shares)

		For the year ended December 31,
	Notes	2012	2013	2014
Cash flows from operating activities:
Net loss		$(246,527,916)	$(24,056,359)	$(31,465,947)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for (reversal of) doubtful accounts	4	4,951,593	(169,731)	7,697,124
Depreciation and amortization		7,772,392	4,163,497	3,346,438
Impairment loss on intangible assets and goodwill		178,814,411	-	-
Loss on disposal of fixed assets		169,484	120,763	308,337
Gain on disposal of equity interest in subsidiaries		-	(1,309)	-
Share of (profits) losses from equity method investees		(45,509)	76,412	1,946
Share-based compensation		668,654	842,290	570,681
Change in fair value of derivative instrument		-	-	(157,518)
Interest accretion to convertible promissory notes		-	-	574,834
Gain on settlements of consideration payable	19(c)	-	-	(1,800,047)
Finance cost on consideration payable		5,993,145	2,149,903	-
Deferred tax	15	(7,673,154)	303,158	151,837
Changes in operating assets and liabilities:
Accounts receivable		25,091,818	(1,295,946)	(5,342,268)
Amounts due from related parties		359,519	(158,835)	(149,088)
Prepaid expenses and other current assets		10,213,637	8,036,598	9,492,824
Placement of restricted bank balances		-	(492,142)	(325,812)
Accounts payable		(8,536,087)	(2,135,965)	1,251,333
Accrued expenses and other current liabilities		1,250,684	3,804,911	10,058,611
Amounts due to related parties		401,228	(207,932)	(492,374)
Income tax payable		(94,836)	26,057	(51,162)

Net cash used in operating activities		$(27,190,937)	$(8,994,630)	$(6,330,251)

Cash flows from investing activities:
Settlements of consideration payable	3	$-	$-	$(12,000,000)
Acquisitions of fixed assets		(1,801,722)	(1,533,617)	(2,196,289)
Proceeds from the disposal of fixed assets		-	74,931	-
Acquisitions of intangible assets		(109,065)	(91,615)	(1,784)
(Placement) withdrawal of restricted cash		(11,204,082)	2,500,000	12,365,432
Investment in an equity method investee		-	(160,382)	-
Net cash flow from disposal of equity interest in subsidiaries		-	1,309	-

Net cash provided by (used in) investing activities		$(13,114,869)	$790,626	$(1,832,641)

Cash flows from financing activities:
Proceeds from bank loans		31,851,581	24,548,311	1,629,062
Repayment of bank loans		(43,484,471)	(7,487,235)	(14,001,792)
Capital injection in a subsidiary from noncontrolling interests		-	-	1,635,162
Proceeds from exercise of share options		39,000	-	-

Net cash provided by (used in) financing activities		$(11,593,890)	$17,061,076	$(10,737,568)

Effect of changes in exchange rate		602,448	1,079,906	(564,346)

Net increase (decrease) in cash and cash equivalents		$(51,297,248)	$9,936,978	$(19,464,806)

Cash and cash equivalents at the beginning of the year		80,309,629	29,012,381	38,949,359

Cash and cash equivalents at the end of the year		$29,012,381	$38,949,359	$19,484,553

Supplemental disclosure of cash flow information:
Income taxes paid		$220,569	$73,442	$51,162
Interest paid		2,140,197	1,836,787	3,028,323
Settlement of consideration payable by issuance of convertible promissory notes		-	-	58,000,000

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

VisionChina Media Inc. (the "Company") was incorporated under the laws of the Cayman Islands on January 27, 2006. The Company, its subsidiaries and variable interest entities ("VIEs") (collectively, the "Group") sell advertising time on its out-of-home digital television networks and provide passenger information and direction system ("PIDS") in the People's Republic of China (the "PRC"). The Group's principal geographic market is in the PRC.

The Company holds its interest in the operating subsidiaries and investees through two holding companies, (i) China Digital Technology Consulting Co., Ltd. ("CDTC"), which is a wholly owned company established in the PRC on March 9, 2006, and (ii) Digital Media Group Company Limited ("DMG") which was acquired by the Company in January 2010 and is incorporated under the laws of the British Virgin Islands on May 13, 2003. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through CDTC's VIE, VisionChina Media Group Limited ("VisionChina Media Group") and VisionChina Media Group's subsidiaries and investees. VisionChina Media Group was established under the laws of the PRC on April 8, 2005. DMG does not conduct any substantive operations of its own, but conducts its primary business through its wholly-owned subsidiaries, DMG (HK) Co., Limited ("DMG HK"), Beijing Eastlong Technology Development Co., Ltd. ("Eastlong Technology"), Eastlong Technology's VIE, Beijing Eastlong Advertising Co., Ltd. ("Eastlong Advertising"), and Eastlong Advertising's subsidiaries and equity investees.

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

(Amounts in U.S. Dollars ("$"), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that transfer economic benefits to CDTC and Eastlong Technology:

Technology and management services agreement

Pursuant to the technology and management service agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, CDTC provides technology consulting and management services related to the business operations of VisionChina Media Group. As consideration for such services, VisionChina Media Group has agreed to pay the service fees specified by CDTC in the payment notices it provides to VisionChina Media Group from time to time. The payment notices shall enclose charge lists, setting forth the services provided, the hours spent in performing the services, and the applicable service charge rates. The charge rates, which are annexed to the agreement, may be adjusted pursuant to a supplemental agreement entered into by the parties. If VisionChina Media Group objects to the service fees set forth in a payment notice, both parties shall mutually agree upon the service fees to be paid by the VisionChina Media Group. In addition, VisionChina Media Group shall reimburse the Wholly Foreign Owned Enterprise ("WFOE") for out-of-pocket expenses incurred in connection with providing the services to CDTC. The service fee shall be calculated using a rate as mutually agreed by CDTC and VisionChina Media Group multiplied by average numbers of screens put into use in the digital mobile television advertising network operated by VisionChina Media Group during each of the calendar year. The term of this agreement is 25 years, which may be terminated at any time or extended by CDTC at its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

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

Business Cooperation Agreement

Pursuant to the business cooperation agreement entered into on February 22, 2005 between Eastlong Technology and Eastlong Advertising, Eastlong Advertising shall operate an out-of-home advertising platform and selling advertisements or value added services on that platform, which it may do by setting up joint ventures with third parties or by other feasible means. The cooperation method by which Eastlong Technology and Eastlong Advertising engage in business projects shall vary, with Eastlong Technology either providing technology and consulting services to Eastlong Advertising, Eastlong Advertising subletting work to Eastlong Technology, or Eastlong Technology and Eastlong Advertising jointly engaging in projects, depending on PRC legal and regulatory requirements, including qualification or licensing requirements, and the requirements of third-party project owners. Under each cooperation method, Eastlong Technology and Eastlong Advertising shall receive 90% and 10%, respectively, of the project profits and each shall be reimbursed, as applicable, for its out-of-pocket expenses. Eastlong Technology shall be the exclusive and sole cooperating partner of Eastlong Advertising, and Eastlong Advertising shall not engage in any business other than that it conducts in cooperation with Eastlong Technology without Eastlong Technology's prior written consent. The term of this agreement commences on February 22, 2005 and remains in effect unless Eastlong Technology ceases to exist. This agreement can be terminated if (i) by mutual agreement by both parties (ii) if either party is declared legally bankrupt and the other party requests termination of the agreement or (iii) Eastlong Technology is unable to provide any services to Eastlong Advertising for more than three consecutive years due to force majeure.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that transfer economic benefits to CDTC and Eastlong Technology: - continued

CDTC and Eastlong Technology historically agreed to waive the obligation of the respective VIEs to pay their service and royalty fees because (i) the Group determined to retain funds in the respective VIEs for network expansion and media asset acquisition in China and (ii) each of the VIEs was still in accumulated net loss position in accordance with the accounting principles generally accepted in the United States (“US GAAP”). The WFOE and VIEs mutually agreed on the terms of the fee waivers and such fee waivers have been approved by the respective board of directors of CDTC and VisionChina Media Group.

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

The Company has the power to direct the activities of VIEs that most significantly impact VIEs' economic performance, such as (1) determining pricing for advertising services, (2) hiring and conducting performance evaluations of employees, (3) managing sales activities, (4) conducting marketing activities, (5) establishing the policy for payment of cash from the VIEs to the WFOEs, including determination of the amount of the fees to be paid under the agreements between the VIEs and the WFOEs, and (6) determining whether to expand or terminate advertising platforms. As further described below, Mr. Limin Li and Ms. Yanqing Liang, the direct equity holders of VisionChina Media Group, has each signed an irrevocable proxy letter pursuant to which he/she has granted CDTC the right to exercise all of his/her voting rights as an equity holder of VisionChina Media Group. The proxy letters provide the Company with the ability to control and exercise the voting and governance rights that the equity holders of VisionChina Media Group would otherwise possess through their equity ownership interests in VisionChina Media Group. In addition, as further described below, the option agreements also provide the Company with the ability to control and exercise the voting and governance rights of the equity holders of VisionChina Media Group and Eastlong Advertising by having CDTC and Eastlong Technology exercise their substantive kick out rights to replace the equity holders of these consolidated affiliated entities. The terms of the option agreements are currently exercisable and legally enforceable under current PRC laws and regulations. A simple majority vote of the Company's board of directors is required to pass a resolution to exercise the Company's kick-out rights under the option agreements, and no consent of the VIEs' equity holders is required. The board of directors of the Company comprises five directors, including Mr. Limin Li and Ms. Yanqing Liang, and therefore Mr. Limin Li and Ms. Yanqing Liang do not have veto power over such majority vote. The Company's right under the option agreements gives the Company the power to control the equity holders of the VIEs and thus the power to direct the activities that most significantly impact the VIEs' economic performance.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

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

(Amounts in U.S. Dollars ("$"), except number of shares)

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

In particular, if the Company's ownership structure and contractual arrangements were found to be in violation of PRC laws or regulations, the PRC government could:

•	Revoke the business and operating licenses of the Company's PRC subsidiaries, the VIEs and the VIEs' subsidiaries;
•	Discontinue or restrict the operations of any related-party transactions among the Company's PRC subsidiaries, the VIEs and the VIEs' subsidiaries;
•	Impose fines, confiscate the income of the VIEs or the VIEs' subsidiaries, or impose other requirements with which the Company's PRC subsidiaries, the VIEs or the VIEs' subsidiaries may not be able to comply;
•	Shut down the network of the VIEs and the VIEs' subsidiaries; or
•	Require the Company or the Company's PRC subsidiaries, the VIEs and the VIEs' subsidiaries to restructure their ownership structure or operations.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIEs structure - continued

The Company's ability to conduct its advertising business may be negatively affected if the PRC government were to carry out any of the aforementioned action, or if the VIEs or their equity holders breach or do not comply with the contractual arrangements. As a result, the Company may not be able to consolidate the VIEs and the VIEs' subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs' subsidiaries, and it may lose the ability to receive economic benefits from the VIEs and the VIEs' subsidiaries.

Mr. Limin Li and Ms. Yanqing Liang are the shareholders of VisionChina Media Group and they are also beneficial owners of the Company. The interests of Mr. Limin Li and Ms. Yanqing Liang as the beneficial owners of VisionChina Media Group may differ from the interests of the Company as a whole, since Mr. Limin Li and Ms. Yanqing Liang are also beneficial shareholders of the Company. The Company cannot assure that when conflicts of interest arise, Mr. Limin Li and Ms. Yanqing Liang will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Limin Li and Ms. Yanqing Liang may encounter in their capacity as beneficial owners and directors of VisionChina Media Group, on the one hand, and as a beneficial owner and director of the Company, on the other hand. Mr. Limin Li and Ms. Yanqing Liang signed irrevocable proxy letters, pursuant to which Mr. Limin Li and Ms. Yanqing Liang have granted CDTC the right to exercise all their voting rights as equity holders of VisionChina Media Group. The Company believes Mr. Limin Li and Ms. Yanqing Liang will not act contrary to any of the contractual arrangements, and the exclusive option agreement provides the Company with a mechanism to remove Mr. Limin Li and Ms. Yanqing Liang as beneficial shareholders of VisionChina Media Group should they act to the detriment of the Company. The Company relies on Mr. Limin Li, as a director and executive officer of the Company, and Ms. Yanqing Liang, as a director of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Limin Li and Ms. Yanqing Liang, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company has two VIEs, VisionChina Media Group and Eastlong Advertising, which it has consolidated under the authoritative literature because it is the primary beneficiary of these VIEs. Since the Company, through its subsidiaries, has (1) the power to direct the activities of the VIEs that most significantly affect the VIEs' economic performance and (2) the right to receive benefits from the VIEs, the Company has continued to consolidate the VIEs upon the adoption of the new guidance, which, other than for additional disclosures, has no accounting impact on the Company's consolidated financial statements.

The VIEs contributed an aggregate of 99.3%, 98.3% and 100% of the Group's consolidated net revenues derived from third parties and non-consolidated affiliates for the years ended December 31, 2012, 2013 and 2014, respectively. The Group's operations not conducted through contractual arrangements with the VIEs primarily consist of (1) sales of PIDS to various subway companies in the PRC, (2) sales of equipment used for mobile digital television on mass transit systems, and (3) advertising revenue on advertising platforms located outside of the PRC. In the fiscal years ended December 31, 2012, 2013 and 2014, the Company and its subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 0.7%, 1.7% and 0%, respectively, of the Group's total consolidated net revenues derived from third parties and non-consolidated affiliates. As of December 31, 2012, 2013 and 2014, the VIEs accounted for an aggregate of 77.4%. 79.3% and 90.4%, respectively, of the Group's consolidated total assets. As of December 31, 2012, 2013 and 2014, the Company and its subsidiaries accounted for an aggregate of 22.6%, 20.7% and 19.6%, respectively, of the Company's total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIEs structure - continued

The financial information of the Company's VIEs and VIEs' subsidiaries as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 is as follows:

	December 31,
	2013	2014

Total assets	$119,316,551	$91,571,484
Total liabilities	42,563,999	45,555,000

	Year ended December 31,
	2012	2013	2014

Net revenues	$114,839,319	$102,931,043	$104,185,780
Net loss	(204,191,346)	(751,208)	(24,399,519)
Net cash used in operating activities	(13,419,077)	(10,289,885)	(10,202,048)
Net cash provided (used in) by investing activities	2,665,801	(1,436,941)	153,470
Net cash (used in) provided by financing activities	(22,772,297)	19,638,649	5,701,719

The Group's consolidated assets do not include any collateral for VisionChina Media Group's and Eastlong Advertising's obligations.

There was no pledge or collateral of the assets either in VisionChina Media Group or Eastlong Advertising as of December 31, 2014. Creditors of VisionChina Media Group have no recourse to the general credit of CDTC or the Company, which is the primary beneficiary of VisionChina Media Group. Creditors of Eastlong Advertising have no recourse to the general credit of Eastlong Technology or the Company, which is primary beneficiary of Eastlong Advertising.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2014, subsidiaries and variable interest entities include the following entities:

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of the Company
CDTC	N/A	March 9, 2006	PRC	100%
Vision Best Limited	N/A	September 23, 2009	British Virgin
			Islands ("BVI")	100%
Whole Genius Limited	N/A	May 16, 2008	HK	100%
DMG	January 2, 2010	May 15, 2003	BVI	100%
DMG HK	January 2, 2010	October 10, 2003	HK	100%
Eastlong Technology	January 2, 2010	December 10, 2001	PRC	100%
Shenzhen Huachangshi Digital Technology Co., Ltd. ("Huachangshi")	N/A	November 27, 2008	PRC	100%
Shenzhen Huadingshi Digital Technology Co., Ltd.	N/A	December 20, 2010	PRC	100%
Dienzhi Advertising (Shanghai) Co., Ltd	January 2, 2010	March 19, 2009	PRC	100%

VIE of CDTC
VisionChina Media Group	N/A	April 8, 2005	PRC	note (a)

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of VisionChina Media Group
Shenzhen HDTV Industry Investment Co., Ltd. ("Shenzhen HDTV")	February 17, 2006	June 16, 2004	PRC	100%
Beijing Beiguang Media Mobile Television Advertising Co., Ltd.	N/A	December 18, 2006	PRC	100%
Beijing Huaguangshi Co., Ltd.	N/A	April 22, 2009	PRC	100%
Luzhou Huashi Digital Technology Co., Ltd. ("Luzhou Huashi")	N/A	November 21, 2009	PRC	100%
Nanjing Hua Dingshi Communication Technology Co., Ltd.	N/A	July 16, 2007	PRC	100%
Shenzhen Hua Meishi Advertising Co., Ltd.	N/A	June 29, 2007	PRC	100%
Shenzhen Huashixin Culture Media Co., Ltd.	N/A	September 3, 2007	PRC	100%
Guangzhou Jiaojian Multimedia Information Technology Co., Ltd.	N/A	October 8, 2007	PRC	50%
Jiangxi Huashi Media Advertising Co., Ltd. ("Jiangxi Huashi")	N/A	June 17, 2011	PRC	100%
Shenzhen Qianhai VisionChina Media Creative Co., Ltd.	N/A	March 26, 2014	PRC	80%

VIE of Eastlong Technology
Eastlong Advertising	January 2, 2010	March 30, 2004	PRC	note (b)

Subsidiaries of Eastlong Advertising
Nanjing Metro Operation Information Service Co., Ltd.	January 2, 2010	September 13, 2006	PRC	100%
Shenzhen Metro Operation Information Service Co., Ltd. ("DMG Shenzhen")	January 2, 2010	August 10, 2005	PRC	100%
Tianjin Metro Operation Information Service Co., Ltd.	January 2, 2010	September 22, 2005	PRC	100%
Dienzhi Advertising (Beijing) Co., Ltd.	January 2, 2010	June 17, 2009	PRC	100%

Notes:

(a)	Through a series of contractual arrangements, VisionChina Media Group became a VIE of CDTC.

(b)	Through a series of contractual arrangements, Eastlong Advertising became a VIE of Eastlong Technology.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2014, the Group's equity method investees include the following entities:

	Date of	Date of	Place of	Percentage of
Investee companies	acquisition	establishment	establishment	ownership

Chengdu Mobile Digital Television Company Limited ("Chengdu Mobile")	N/A	April 29, 2005	PRC	49%
Chongqing Light Rail Information Services Co., Ltd. ("DMG Chongqing")	January 2, 2011	December 30, 2004	PRC	46.75%
Haerbin China Mobile Television Company limited ("Haerbin Mobile")	N/A	November 10, 2005	PRC	49%
Jilin Mobile Television Company Limited ("Jilin Mobile")	N/A	November 8, 2005	PRC	49%
Dalian Mobile Digital Television Company Limited ("Dalian Mobile")	N/A	February 20, 2006	PRC	49%
Henan China Digital Mobile Television Company Limited ("Henan Mobile")	N/A	July 4, 2006	PRC	49%
Hubei China Digital Television Company Limited ("Hubei Mobile")	N/A	July 26, 2006	PRC	49%
Suzhou China Digital Mobile Television Company Limited ("Suzhou Mobile")	N/A	February 17, 2007	PRC	49%
Changzhou China Digital Mobile Television Company Limited ("Changzhou Mobile")	N/A	March 19, 2007	PRC	49%
Ningbo China Digital Mobile Television Company Limited ("Ningbo Mobile")	N/A	April 5, 2007	PRC	49%
Zhongguanguoji Metro TV (Beijing) Co., Ltd. ("Zhongguanguoji")	January 2, 2010	December 22, 2005	PRC	49%
China (Shenzhen) National New Media & Advertising Industrial Park ("Shenzhen Media")	N/A	September 9, 2013	PRC	49%

Apart from Zhongguanguoji, Shenzhen Media and DMG Chongqing, the Group's equity method investees have been separately formed with nine separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC. VisionChina Media Group contributed cash and another investor contributed advertising broadcasting rights to the equity method investees for 49% and 51% equity interests, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the US GAAP.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group's ability to generate cash flows from operations, and the Group's ability to arrange adequate financing arrangements to support its working capital requirements.

The Group recorded net losses of $246,527,916, $24,056,359 and $31,465,947 for the years ended December 31, 2012, 2013 and 2014, respectively, and the Group's current assets exceeded its current liabilities by $17,982,735 as at December 31, 2014. As at the same date, the Group had cash and cash equivalents of $19,484,553 with bank borrowings due within one year of $13,847,031 and convertible promissory notes of $4,000,000 due within one year.

The Directors are of the opinion that adequate sources of liquidity will exist to fund the Group's working capital and capital expenditure requirements, and to meet its liabilities related to convertible promissory notes, and to meet short term debt obligations, other liabilities and commitments as they become due.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Significant risks and uncertainties

The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations or cash flows: advances and trends in new technologies or industry standards; competition; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC related factors such as PRC tax rules and etc.; risks associated with the Group's ability to attract and retain employees necessary to support its growth; risks related to VIEs structure as detailed in note 1; and general risks associated with the advertising industry.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives, after taking into account the residual values:

Estimated useful life
Media display equipment	5 years
Wi-Fi equipment	5 years
Computers and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease terms or the estimated useful lives of the assets

(j)	Investments under equity method

The investments for which the Group has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group's share of undistributed earnings or losses of these entities, by the amortization of intangible assets recognized upon purchase price allocation and by dividend distributions or subsequent investments. All unrecognized inter-company profits and losses have been eliminated under the equity method.

The Group generates a portion of its revenues from sales of advertising time on mobile television networks which are owned by its equity method investees. Because the operations of the Group's investees under equity method form an integral part to the Group's operating activities, the Group's share of undistributed earnings or losses of these entities is classified as part of the Group's operating profit (loss).

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Other investments

The Group's investments in non-marketable equity securities for which the Group does not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are recognized in the consolidated statements of operations when declared. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.

(l)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. No impairment charge is recognized for long-lived assets during the years ended December 31, 2013 and 2014. The Group recorded impairment charges of $36,449,082 against intangible assets in the consolidated statements of operations during the year ended December 31, 2012 as detailed in Note 8.

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

Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component).

The goodwill of the Company was fully impaired as of December 31, 2013 and 2014. The Group recorded impairment charges of $142,365,329 against goodwill in the consolidated statements of operations during the year ended December 31, 2012 as detailed in Note 7.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Convertible promissory notes

The Company determines the appropriate accounting treatment of its convertible promissory notes in accordance with the terms in relation to the conversion feature, call and put option, beneficial conversion feature and settlement feature. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components.

Convertible promissory notes are classified as a current liability if their maturity is or will be within one year from the balance sheet date.

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

The Group engages in barter transactions which are generally recorded at fair value. The revenues contributed by barter transactions accounted for 0.3%, 2% and 0.9% of the Group's total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue recognition - continued

(3)	Sales of advertising equipment

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

The Group entered into certain arrangements for sales of PIDS where it is obligated to deliver multiple products and/or services (multiple elements), including, the equipment necessary for the operation of PIDS, free post-delivery support and training. The Group is unable to establish vendor-specific objective evidence or third party evidence of fair value for any of the elements in the arrangement because they are not sold separately, nor is the Group able to establish the estimated selling prices for each components in the arrangements for sales of PIDS. Recognition of revenue from the sales of PIDS is deferred until all elements of the arrangement have been delivered.

Advertising equipment revenues are recorded net of value-added tax incurred, which amounted to $926,464, $1,624,055 and $1,394,621 for the years ended December 31, 2012, 2013 and 2014, respectively.

(q)	Cost of revenues

Cost of revenues comprises advertising service cost and advertising equipment cost.

Advertising service cost consists primarily of media costs payable under concession contracts, depreciation, business taxes and surcharges and other operating costs. Media costs are expensed as incurred.

The amount of business taxes and surcharges included in advertising services cost totalling $3,392,558, $1,209,283 and $1,301,940 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Foreign currency translation

The functional and reporting currency of the Group is the United States dollars ("US dollars"). Monetary assets and liabilities denominated in currencies other than the US dollars are translated into the US dollars at the rates of exchange at the balance sheet date. Transactions in currencies other than the US dollars during the year are converted into the US dollars at the applicable rates of exchange prevailing on the respective dates of the transactions. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial records of the Company's subsidiaries and VIEs are maintained in their respective local currencies, the Renminbi ("RMB") or Hong Kong Dollar ("HKD"), which are also their respective functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date; equity accounts are translated at historical exchange rates; revenues, expenses and gains and losses are translated using the average rates for the period. Translation adjustments are reported as cumulative translation adjustments and are recorded within accumulated other comprehensive income in the consolidated statements of changes of equity and comprehensive income (loss).

(t)	Net loss per share

Basic net loss per share is computed by dividing net loss attributable to VisionChina Media Inc. shareholders by the weighted average number of common shares outstanding during the year. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The Company's dilutive securities consist of convertible promissory notes, outstanding share options and restricted shares. Convertible promissory notes and certain common share equivalents (e.g. share options and restricted shares) are excluded from calculation of diluted loss per share as their effect is anti-dilutive. The Company had outstanding share options amounted to 1,488,696, 1,418,420 and 1,409,060 as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2012, 2013 and 2014, the Company had outstanding restricted shares of 443,351, 1,104,400 and 1,195,400, respectively.

The following table sets forth the computation of basic and diluted net loss per share.

	Year ended December 31,
	2012	2013	2014
Numerator:
Net loss attributable to VisionChina Media Inc. shareholders	$(246,409,192)	$(23,967,870)	$(31,077,215)

Denominator:
Weighted average shares outstanding-basic	101,351,222	101,495,442	101,601,913

Weighted average number of shares outstanding-diluted	101,351,222	101,495,442	101,601,913

Basic net loss per share	$(2.43)	$(0.24)	$(0.31)
Diluted net loss per share	(2.43)	(0.24)	(0.31)

During the years ended December 31, 2012, 2013 and 2014, the Company had convertible promissory notes and share options of which would potentially dilute earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effect would have been antidilutive, such share options consist of 1,932,047, 2,522,820 and 2,604,460, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

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

(v)	Accounting for Derivative Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency.

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. Derivative instruments are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense.

(w)	Share-based compensation

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

The Group uses the Black-Scholes option pricing model to measure the value of options granted to non-employees and employees at each measurement date.

(x)	Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. The Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group's consolidated financial statements include allowance for doubtful debts and valuations of deferred tax assets. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates.

(z)	Government grants

Government grants represent cash subsidies received from the PRC government by the operating subsidiaries or VIEs of the Company. Government grants are recognized after the grants have been received and all of the conditions specified in the grant have been met, and are classified as operating or non-operating profit based on the nature of the government grants.

The Company received government incentive of $756,757, $2,783,085 and $4,165,627 from the local government for its business operations for the years ended December 31, 2012, 2013 and 2014, respectively. This incentive has been classified as operating profit because it was related to the Company's business operations.

(aa)	Advertising costs

Advertising costs are expensed as incurred. Advertising costs amounted to $12,126,729, $4,142,101 and $190,697 for years ended December 31, 2012, 2013 and 2014, respectively, and were included in selling and marketing expenses.

(ab)	Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2012, 2013 and 2014, substantially all of the Group's cash and cash equivalents and restricted cash were managed by financial institutions with high credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivables is mitigated by credit evaluations performed on the customers and ongoing monitoring of outstanding balances. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of aging data and specifically identified accounts. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is no individual customers with balances over 10% of the accounts receivable as of December 31, 2013, and one customer accounted for 11% and 13% of the accounts receivable as of December 31, 2012 and 2014, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Concentration of Risks - continued

Current vulnerability due to certain other concentrations

Substantially all of the Group's businesses are transacted in RMB. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving the RMB must take place either through the People's Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with supplier invoices, shipping documents and signed contracts.

(ac)	Fair value of financial instruments

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(ac)	Fair value of financial instruments - continued

Measured at fair value on a recurring basis

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2013.

The Group’s financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2014 include derivative instrument - embedded conversion option. Derivative instrument - embedded conversion option carried at fair value and the fair value of these embedded conversion option approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on valuation model that involved the probabilities of Qualified Financing (as defined in Note 18) and other market-based observable inputs such as interest rate yields. Since significant unobservable inputs are used in the valuation model, the derivative instrument - embedded conversion option represented a level 3 measurement in the fair value hierarchy. The significant unobservable input used was the probabilities of Qualified Financing. Significant increase (decrease) in the probability would result in a significantly higher (lower) fair value.

The following table shows the fair value of the Company's financial assets and liabilities measured at recurring basis as of December 31, 2013 and 2014:

	December 31, 2013				December 31, 2014
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs		instruments	inputs	inputs
	(level 1)	(level 2)	(level 3)	Total	(level 1)	(level 2)	(level 3)	Total

Derivative instrument - embedded conversion option	-	-	-	-	-	-	$3,398,642	$3,398,642

Fair Value measurement Using Significant Unobservable is inputs (level 3):

Derivative instrument
- embedded conversion
Option

At January 1, 2014	$-
Issuance of embedded conversion option	3,556,160
Transfer into Level 3	-
Transfer out of Level 3	-
Total gains or losses for the period (included in earning)	(157,518)
$3,398,642

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(ac)	Fair value of financial instruments - continued

Measured at fair value on a non-recurring basis

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

The carrying amounts of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other current assets, short-term bank loans, derivative instrument, accounts payable, amounts due to related parties and other current liabilities approximate their fair values due to the short term nature of these instruments.

The Group measures certain assets, including the cost method investments and equity method investments, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc.  An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

(ad)	Accounting pronouncements recently adopted

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(ae)	Recently issued accounting standards

In May 2014, the FASB issued an Accounting Standard Update (“ASU”) which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for interim and fiscal years beginning after December 15, 2016, and early adoption is not permitted. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. On April 29, 2015, the FASB issued a proposed ASU to defer for one year the effective date of this ASU. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In June 2014, the FASB issued an ASU which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The guidance is effective for interim and fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance can be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the consolidated financial statements and to all new or modified awards thereafter. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In August 2014, FASB issued ASU 2014-15, providing guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this guidance is expected to have an impact on disclosure in the Group’s consolidated financial statements.

The FASB has issued ASU 2015-03 which changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The ASU specifies that “debt issuance costs related to a note shall be reported in the balance sheet as a direct deduction from the face amount of that note” and that “amortization of debt issuance costs also shall be reported as interest expense.” The ASU’s Basis for Conclusions observes that in practice, debt issuance costs incurred before the associated funding is received (i.e., before the issuance of the debt liability) are deferred on the balance sheet until that debt liability amount is recorded.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(ae)	Recently issued accounting standards - continued

The amendments do not affect the current guidance on the recognition and measurement of debt issuance costs. For example, the costs of issuing convertible debt would not change the calculation of the intrinsic value of an embedded conversion option that represents a beneficial conversion feature under ASC 470-20-30-13. Thus, entities may still need to track debt issuance costs separately from a debt discount.

For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments is permitted for financial statements that have not been previously issued.

The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability).

The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

3.	CONSIDERATION PAYABLE

On October 15, 2009, the Company entered into an agreement with DMG to acquire a 100% equity interest in DMG (the "DMG Acquisition"). The acquisition was completed in January 2010. The total fair value of consideration on the acquisition date of $166,534,458 is payable by means of cash and/or the Company's common shares to the selling shareholders of DMG in three instalments over two years, including an initial instalment of $100,000,000 payable at the closing of the transaction. The initial instalment of consideration consists of payment of $40,000,000 in cash (the "First Cash Instalment") and the delivery of 8,476,013 common shares of the Company. The agreement specifies that the two subsequent instalments of $30,000,000 each, in which $20,000,000 will be payable in cash and $10,000,000 will be payable, at the election of the selling shareholders of DMG, either in cash or in common shares of the Company, is due on the first and second anniversaries of the closing of the transaction, which is in 2011 and 2012, respectively. The 8,476,013 common shares issuable to the selling shareholders of DMG under the initial instalment are subject to a one-year lock-up period. For the $10,000,000 payable in cash or in common shares of the Company in each of the two subsequent instalments, if the selling shareholders of DMG elected to receive common shares, the agreement specifies that these common shares are to be subject to a lock-up period of 3 months from the date of issuance.

Pursuant to the agreement, the Group placed $40,000,000 in the designated escrow account in 2009, $36,000,000 of which was subsequently released as payment for the First Cash Instalment during the year ended December 31, 2010. The remaining deposit of $4,000,000 was released to the selling shareholders of DMG by the escrow agent within prepaid expenses and other current assets (see Note 5) as of December 31, 2013. Upon release, the remaining deposit is offset against the current portion of consideration payable relating to the first instalment of consideration. The Company issued 8,476,013 new common shares in 2011 for the DMG Acquisition, 7,628,412 common shares of which have been released to the selling shareholders of DMG in 2011, while the remaining 847,601 common shares have not been released to the selling shareholders of DMG as of December 31, 2013 as a result of the litigation with the selling shareholders of DMG as set out in Note 19(c).

The second and third instalments of consideration with total amount of $60,000,000 and the remaining deposit of $4,000,000 for the DMG Acquisition were recorded within current portion of consideration payable on the consolidated balance sheet as of December 31, 2013.

On April 30, 2014, the Company entered into Settlement Arrangement (as defined in Note 19(c)) with the Former DMG shareholders to settle the litigation with them. Under the Settlement Arrangement, the Company agrees to (a) release the entire amount of the indemnity escrow fund currently deposited in the designated escrow account (consisting of $4,000,000 and 847,601 common shares of the Company, to be converted to ADSs, plus interest accrued), (b) pay $12,000,000 cash, including the funds of $4,500,000 held by the Sheriff as set out in Note 19(c) to the Former DMG Shareholders and (c) issue the convertible promissory notes with principal amount of $58,000,000 to the Former DMG Shareholders. As of 31 December 2014, all consideration payable are settled.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

4.	ACCOUNTS RECEIVABLE

	December 31,
	2013	2014

Accounts receivables	$48,575,436	$54,096,532
Less: Allowance for doubtful accounts	(9,510,186)	(17,169,851)
	$39,065,250	$36,926,681

Movements in allowance for doubtful accounts

	December 31,
	2013	2014

Balance at beginning of the year	$9,414,581	$9,510,186
Foreign exchange adjustment	290,626	(37,459)
Allowance for (reversal of) doubtful accounts	(169,731)	7,697,124
Amounts written off as uncollectible	(25,290)	-
	$9,510,186	$17,169,851

Account receivables of $38.3 million and $36.7 million are pledged to secure the CCB Facility (as defined in Note 12) as at December 31, 2013 and 2014, respectively.

As at December 31, 2013 and 2014, the Group had billed account receivables of $33,139,714 and $46,395,173, respectively, and unbilled account receivables of $15,435,722 and $7,701,359, respectively. Unbilled account receivables represent amounts earned under advertising contracts in progress but not billable at December 31, 2013 and 2014. These amounts become billable according to contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2013	2014

Advances to suppliers	$5,733,372	$7,829,924
Prepaid expenses	3,873,423	5,344,346
Barter goods	2,391,865	1,977,228
Deposit for DMG Acquisition	4,000,000	-
Other deposits	1,658,726	1,501,509
Other current assets	1,428,634	3,503,898
	$19,086,020	$20,156,905

Advances to suppliers mainly represent prepayment for media costs. Other deposits mainly represent deposits for media cost agreements that will expire within one year.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

6.	FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31,
	2013	2014

Media display equipment	$22,953,084	$17,712,077
Wi-Fi equipment	-	164,077
Computers and office equipment	3,985,559	3,636,351
Motor vehicles	627,343	659,494
Leasehold improvements	2,222,623	2,314,882
Sub-total	29,788,609	24,486,881
Less: accumulated depreciation and amortization	(21,904,703)	(18,015,959)
	$7,883,906	$6,470,922

Depreciation and amortization expense was $4,620,658, $4,112,181 and $3,288,751 for the years ended December 31, 2012, 2013 and 2014, respectively.

Included in media display equipment are assembly in progress of $721,496 and $1,492,800 as of December 31, 2013 and 2014, respectively. These assets are expected to be placed in service in the following year.

7.	GOODWILL

The Group's goodwill primarily arises from the business acquisitions and subsequent settlement of contingent consideration of these acquisitions. The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 are as follows:

Balance as of January 1, 2013, December 31, 2013 and 2014	$-
Representing:
- gross goodwill	$246,843,017
- accumulated impairment loss	(246,843,017)

Goodwill impairment in 2012

In light of the following changed facts and circumstances, which indicated a potential impairment loss on the goodwill of reporting unit: (1) the early termination of the concession right agreement in Shanghai subway in June 2012 due to relevant revenue being outweighted by significant media cost which was not anticipated in the 2011 impairment assessments and (2) significantly weaker advertising spending outlook compared to the Company's cash flow projection used in 2011 impairment assessment due to the slowing down of economic growth in China since the second quarter of 2012, the Company therefore performed an impairment analysis for the reporting unit in June 2012. The Company performed the first step of its goodwill impairment test and determined that the carrying value of the reporting unit exceeded their fair value. The fair value of the reporting unit was estimated using a discounted cash flow methodology through internal analysis, which utilizes income approach through the application of discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the reporting unit, appropriate discount rates of 20% and terminal growth rates of 0%.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

7.	GOODWILL - continued

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

8.	INTANGIBLE ASSETS, NET

As of December 31, 2013 and 2014, the Group had the following amounts related to the intangible assets:

		December 31, 2013				December 31, 2014
	Weighted average		Accumulated	Impairment	Net Carrying		Accumulated	Impairment	Net Carrying
	economic life	Cost	amortization	loss	values	Cost	amortization	loss	values

Customer base	5 years	13,409,760	(7,063,958)	(6,345,802)	-	13,348,376	(7,031,622)	(6,316,754)	-
Non-compete agreements	10 years	4,305,773	(1,127,194)	(3,178,579)	-	4,286,063	(1,122,034)	(3,164,029)	-
Patents	10 years	280,474	(114,123)	-	166,351	280,974	(138,507)	-	142,467
Trademark	10 years	330,130	(78,966)	-	251,164	328,619	(111,391)	-	217,228
Concession contracts	9 years	101,302,697	(19,694,505)	(81,608,192)	-	100,838,967	(19,604,350)	(81,234,617)	-
Technology	9 years	376,408	(41,823)	(334,585)	-	374,685	(41,632)	(333,053)	-
		$120,005,242	$(28,120,569)	$(91,467,158)	$417,515	$119,457,684	$(28,049,536)	$(91,048,453)	$359,695

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

No impairment loss on intangible assets was recorded during the years ended December 31, 2013 and 2014.

The Group recorded amortization expense as follows:

	December 31,
	2012	2013	2014

Cost of revenue	$2,727,084	$-	$-
Selling and marketing expense	379,008	-	-
General and administrative expense	45,642	51,316	57,687
	$3,151,734	$51,316	$57,687

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

9.	INVESTMENTS UNDER EQUITY METHOD

The Group had, in total, twelve equity method investees which are mainly engaged in provision of digital mobile television advertising services in the PRC as of December 31, 2013 and 2014, respectively. The Group has accounted for these investments using the equity method of accounting. There is no impairment loss recognised on the investments under equity method for the year ended December 31, 2012, 2013 and 2014.

The combined results of operations and financial position of these investments are summarized below:

	Year ended December 31,
	2012	2013	2014
Condensed statement of operations information:
Revenue	$11,970,674	$12,436,311	$17,260,168
Net income	949,340	226,421	118,987
Group's equity in net income of investees	$465,175	$110,362	$55,524

	December 31,
	2013	2014
Condensed balance sheet information:
Current assets	$16,224,891	$17,672,329
Non-current assets	3,951,387	3,223,925
Total assets	20,176,278	20,896,254
Current liabilities	7,697,035	7,962,988
Non-current liabilities	-	392,352
Equity	12,479,243	12,540,914
Total liabilities and equity	20,176,278	20,896,254
Group's share of net assets	$6,110,195	$6,137,653

As of December 31, 2013 and 2014, the carrying value of the Group's investments under the equity method was $7,622,448 and $7,585,289, respectively. The difference between the carrying value of the Group's investments under the equity method and the Group's share in its investees' net assets was attributable to the elimination of unrealised profits on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible assets, which represent the broadcasting rights contributed by the investors, identified on formation and its related amortization.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

10.	OTHER INVESTMENTS

In 2006, the Group acquired a 25% equity interest in Shenzhen Mobile Television Company Limited ("Shenzhen Mobile"), through VisionChina Media Group's subsidiary, Shenzhen HDTV. Shenzhen Mobile was established in the PRC and engages in the provision of digital mobile television advertising services in the PRC. Although the Group has 25% voting power in board meetings of Shenzhen Mobile, the Group cannot exercise significant influence over Shenzhen Mobile's operating and financial activities because the remaining 75% voting power is dominated by a sole controlling shareholder of Shenzhen Mobile and only that sole controlling shareholder can appoint key management personnel in Shenzhen Mobile. The Group accounts for this investment using the cost method of accounting. During the years ended December 31, 2012, 2013 and 2014, the Group received dividend income from Shenzhen Mobile of $162,100, nil and $210,466, respectively.

In 2006, the Group acquired a 14% equity interest in Wuxi Guangtong Digital Mobile Television Company Limited ("Guangtong Mobile"). During the year ended December 31, 2009, all equity holders of Guangtong Mobile made an additional capital injection and in order to retain the same percentage of ownership, the Company also made an additional capital injection of $389,048. Guangtong Mobile was established in the PRC and engages in the provision of digital mobile television advertising business in the PRC. As the Group has 14% voting power in board meetings of Guangtong Mobile, the Group accounts for this investment using the cost method of accounting. During the years ended December 31, 2013 and 2014, the Group received dividend income from Guangdong Mobile of $128,611 and $44,293, respectively. No dividend income was received from Guangdong Mobile during the year ended December 31, 2012.

In 2011, the Group acquired a 20% equity interest in Shenzhen Eastlong Huatong Technology Development Company Limited ("Eastlong Huatong") at a consideration of $157,423. Eastlong Huatong was established in the PRC and engages in development of multimedia interactive information system for subway in PRC. As the Group does not have any voting power in board meetings of Eastlong Huatong, the Group cannot exercise significant influence over Eastlong Huatong's operating and financial activities. The Group accounts for this investment using the cost method of accounting.

There is no impairment loss recognised on the other investments for the year ended December 31, 2012, 2013 and 2014.

11.	LONG-TERM PREPAYMENTS AND DEPOSITS

Long term prepayments and deposits consist of the following:

	December 31,
	2013	2014

Prepayments for acquisition of fixed assets	$1,082,391	$1,484,843
Other deposits	14,946,452	2,000,350
Other long-term prepayments	2,790,640	615,373
	$18,819,483	$4,100,566

Other deposits mainly represent deposits for concession contracts.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

12.	BANK LOANS AND FACILITIES

The Group has $6.7 million (approximate to RMB41 million) and nil, as of December 31, 2013 and 2014, respectively, RMB denominated secured revolving credit facility granted by Bank of China (Shenzhen branch) ("BOC(SZ)") to CDTC, which expired on June 25, 2014 (the "BOC Facility"). The BOC Facility is available for general corporate working capital purposes at an interest rate of the People's Bank of China benchmark rate ("Benchmark Rate"). As of December 31, 2014, there were no such borrowings.

The Group has entered into another $21.3 million (approximate to RMB130 million), RMB denominated secured revolving credit facility granted by China Construction Bank (Shenzhen branch) ("CCB(SZ)") to VisionChina Media Group, expired on January 9, 2015 (the "CCB Facility"). The CCB Facility is secured by accounts receivable of VisionChina Media Group. The CCB Facility is available for general corporate working capital purposes at an interest rate in a range between 95% to 160% of the Benchmark Rate. The CCB Facility contains restrictive financial covenant of maintaining a leverage ratio of 65% by VisionChina Media Group. Violation of such covenant could result in a default under the CCB Facility, which would permit the CCB(SZ) to terminate the CCB Facility available to the Group and require immediate repayment from the Group of any outstanding loans advanced under the CCB Facility. The Group is in compliance with such financial covenant as of December 31, 2014. As of December 31, 2014, there were borrowings of $13.8 million. Amount of $7.5 million of the CCB Facility was unutilised as of December 31, 2014.

In January 2015, the Group has entered into another $16.3 million (approximate to RMB100 million), RMB denominated secured revolving credit facility granted by CCB(SZ) to VisionChina Media Group, scheduled to expire on January 26, 2016 (the "2015 CCB Facility"). The CCB Facility is secured by accounts receivable of VisionChina Media Group. The 2015 CCB Facility is available for general corporate working capital purposes at an interest rate in a range between 99.54% to 103.46% of the Loan Prime Rate in the PRC. The 2015 CCB Facility contains restrictive financial covenant of maintaining a leverage ratio of 65% by VisionChina Media Group. It is cancelable by CCB(SZ) if there is any material adverse change or failure to maintain satisfactory operations of VisionChina Media Group. Violation of such covenant could result in a default under the 2015 CCB Facility, which would permit the CCB(SZ) to terminate the 2015 CCB Facility available to the Group and require immediate repayment from the Group of any outstanding loans advanced under the 2015 CCB Facility.

The Group's bank loans consist of the following:

	December 31,
	2013	2014

BOC (SZ)
- Interest rate at Benchmark Rate, denominated in RMB	$6,701,689	$-
CCB(SZ)
- Interest rate in a range between 95% to 160% of Benchmark Rate, denominated in RMB	19,638,649	13,847,031
Total bank loans	26,340,338	13,847,031
Less: Amount due within one year shown under current liabilities	26,340,338	13,847,031
Amount due after one year shown under noncurrent liabilities	$-	$-

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2013	2014

Accrued payroll and welfare	$4,418,668	$3,121,361
Customer deposits	6,592,490	5,693,664
Accrued penalty for the early termination of exclusive agency agreement (Note 19(d))	-	10,386,179
Accrued expenses	6,730,076	8,381,767
Other current liabilities	2,274,887	4,565,222
	$20,016,121	$32,148,193

14.	COMMON SHARES

There were 101,560,744 common shares issued and outstanding as of December 31, 2013 after the issuance of 194,200 common shares as a result of the issuance of 194,200 restricted shares (see Note 16).

There were 102,121,144 common shares issued and outstanding as of December 31, 2014 after the issuance of 560,400 common shares as a result of the issuance of 560,400 restricted shares (see Note 16).

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

Hong Kong

The Company's subsidiaries established in HK are subject to HK profits tax on all profits (excluding profits arising from the sale of capital assets, dividend income and interest income) arising in or derived from HK from its trade, profession or business. The normal applicable profits tax rate is 16.5%.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

15.	INCOME TAXES - continued

The PRC

On January 1, 2008, the new enterprise income tax ("EIT") law in the PRC (the "New EIT Laws") took effect. It applies a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time when New EIT Law took effect. Enterprises that were subject to an EIT rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate over the five year period after the effective date of the New EIT Law. According to the implementation regulations, during the transition period the EIT rate for CDTC, Shenzhen HDTV and DMG Shenzhen is 18%, 20%, 22%, 24%, 25% and 25% in the years 2008, 2009, 2010, 2011, 2012 and 2013, respectively. The EIT rate is 25% in the year of 2014.

In accordance with a circular issued in November 2008, VisionChina Media Group has been recognized as a state-encouraged high-new technology enterprise since 2008, and the status is valid for a period of three years and was therefore entitled to a preferential tax rate of 15% in 2008, 2009 and 2010. In October 2011 and September 2014, VisionChina Media Group obtained the approval to continue being recognized as a state encouraged high-new technology enterprise for three consecutive years respectively, and is entitled to a preferential tax rate of 15% in these six years, subject to tax authority approval at the end of each year. The tax rate is 15% in the year of 2014.

In accordance with a circular issued in December 2010, Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. Eastlong Technology is thus entitled to a preferential tax rate of 15% in 2010, 2011 and 2012, subject to tax authority approval at the end of each year. The EIT rate for Eastlong Technology is 25% in the year of 2013 and 2014.

Huadingshi was established subsequent to the promulgation of the New EIT Law and as such, it is subject to the uniform income tax rate of 25%.

Luzhou Huashi was established in Sichuan. It is recognized as a "Local government encouraged company" and is entitled to a reduced tax rate of 7.5% for the years ended December 31, 2010, 2011 and 2012, and a reduced tax rate of 15% for the year ended December 31, 2013. The tax rate is 25% for the year ended December 31, 2014.

Notwithstanding the applicable statutory tax rates noted above, in 2012, 2013 and 2014, under the direction of the relevant in-charge tax authority, Jiangxi Huashi applied a deemed-profit-rate method for its annual tax filings in 2012, 2013 and 2014. Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues. An additional amount of $397,000, $140,000 and nil would otherwise have been payable if deemed-profit-rate method is not allowed for the years ended December 31, 2012, 2013 and 2014, respectively.

The Company and its other subsidiaries in the PRC have minimal operations and the Group has minimal operations in jurisdictions other than the PRC.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

15.	INCOME TAXES - continued

The current and deferred components of the income tax expenses (benefits) appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2012	2013	2014

Current tax	$125,733	$70,426	$(9,283)
Deferred tax	(7,673,154)	303,158	151,837
	$(7,547,421)	$373,584	$142,554

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Net operating loss carrying forward	$17,930,359	$18,481,333
Total deferred tax assets	17,930,359	18,481,333
Valuation allowance on deferred tax assets	(17,777,605)	(18,481,333)
Net deferred tax assets (non-current)	$152,754	$-

Movement of valuation allowance

	Year ended December 31,
	2012	2013	2014

At the beginning of the year	$4,284,387	$18,238,463	$17,777,605
Tax loss expired	(500,181)	(1,732,828)	(3,039,002)
Liquidation of subsidiaries	(263,329)	(303,557)	(324,524)
Exchange realignment	17,069	541,242	(66,707)
Change in tax rate	(225,318)	920,005	37,653
Change for the year	14,925,835	114,280	4,096,308
At the end of the year	$18,238,463	$17,777,605	$18,481,333

A valuation allowance has been provided on the deferred tax assets because the Group believes that it is not more likely than not that the assets will be utilized. As of December 31, 2014, a valuation allowance was provided for the deferred tax assets relating to the future benefit of net operating loss carry forward as the management determined that the utilization of those net operating loss carry forward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

15.	INCOME TAXES - continued

As of December 31, 2014, the Group had net operating loss carry forward of approximately $4,844,963, $1,445,763, $42,052,023, $9,197,348 and $17,407,018 that will expire in the years ending December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

A reconciliation of the income tax benefits to the amount computed by applying the current tax rate to loss before income taxes in the statements of operations is as follows:

	Year ended December 31,
	2012	2013	2014
Expected taxation at PRC EIT statutory rate of 25%	$(63,518,834)	$(5,920,694)	$(7,830,848)
Effect of different tax rates	1,749,282	1,069,008	(731,720)
Effect of loss that cannot be carried forward	2,447,707	1,305,869	754,828
Tax expense arising from items which are not deductible or not taxable for tax purpose:
- non-deductible entertainment expenses	1,027,013	584,296	305,119
- goodwill impairment	29,467,644	-	-
- others, net	1,070,292	3,906,086	1,245,086
Effect of tax exemption and tax concessions	5,283,567	(685,261)	2,303,781
Underprovision in prior years	73	-	-
Change in valuation allowance	14,925,835	114,280	4,096,308
Total income tax (benefits) expenses	$(7,547,421)	$373,584	$142,554

The amount of $685,261 would otherwise have been payable without tax exemptions and tax concessions for the year ended December 31, 2013. In addition, $0.007 would have been deducted from the basic net loss per share for the years ended December 31, 2013.

Uncertainties exist with respect to how the PRC's current income tax law applies to the Company's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Due to the present uncertainties resulting from the limited PRC tax guidance on this issue, it is unclear that the legal entities organized outside of PRC should be treated as residents for New EIT Law purposes. Because substantially all of the Company's revenues on a consolidated basis are generated in the PRC, and the Company's legal entities organized outside of the PRC does not generate any taxable income on a standalone basis, even if one or more of the Company's legal entities organized outside of the PRC were characterized as PRC tax residents, the Company does not expect any significant adverse impact on the Company's consolidated results of operations.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

15.	INCOME TAXES - continued

As of December 31, 2014, the Company's subsidiaries and VIEs in the PRC had no aggregate undistributed earnings that are available for distribution to the Company. Any aggregate undistributed earnings are considered to be indefinitely reinvested under FASB ASC 740, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. However, the actual amount of earnings distributable to the Company from its subsidiaries and VIEs in the PRC could vary as a result of the restrictions and procedures governed by the relevant tax authorities and the State Administration of Foreign Exchange. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

Under US GAAP, deferred tax liability should be accounted for in respect of the undistributed earnings of the Company's financial interest in VIE affiliates and domestic subsidiaries. The Company believes that it is more likely than not that there is no deferred tax liability resulting from the undistributed earnings because the Company has means available under the PRC tax law to recover the investment in its consolidated VIE tax free, including but not limited to the following series of transactions:

•	The provision of technical support service by the Company's PRC wholly owned subsidiary to its consolidated VIE will cause an expense to the consolidated VIE, resulting in the majority of the undistributed earnings of the consolidated VIE being transferred to the Company without incurring any additional income tax expense on the basis that the Company's PRC wholly owned subsidiary and the consolidated VIE are in the same tax jurisdiction and subject to the same income tax rate. The price of the technical support service will be determined on an arm's length basis.

•	The Company would ensure the significant existing contracts, including the exclusive agency agreements and the contracts for direct investment arrangements to be signed or renewed upon expiry of such contracts by a new VIE of the Company. Therefore, all the operations in the existing consolidated VIE will be taken by the new VIE without resulting any capital gain subject to income taxes; and

•	The Company or its wholly owned PRC subsidiary would exercise the call option to acquire all the equity interests in the existing consolidated VIE from its shareholders after all the operations have been transferred to the new VIE. Without any continuing operations or substantial remaining undistributed earnings, the purchase price for the existing consolidated VIE would be approximately valued at its paid-in capital, in which case it is not more likely than not that it would give rise to income tax resulting from any capital gain.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits in each case, and has measured the unrecognized tax benefits associated with the tax positions. Based on this evaluation, the Group has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax benefit (expense). As of December 31, 2014, there is no interest or penalties related to uncertain tax positions. The years 2009 to 2014 remain subject to examination by the PRC tax authorities.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

16.	SHARE INCENTIVE PLAN

On December 8, 2006, the Group adopted the 2006 share incentive plan (the "Plan") which allows the Group to offer a variety of incentive awards to consultants and employees. The Group reserved 7,000,000 ordinary shares in 2006 and 2007 for issuance under the Plan. In December 2008, the total number of share issuable under the Plan was increased to 8,000,000 shares.

In 2012, 2013 and 2014, the Group granted 154,926, 1,036,500 and 1,400,000, respectively, restricted shares to employees. No share options were granted in 2012, 2013 and 2014.

Share Options

The contractual term of the share options granted is generally ten years. The majority of the share options granted vest 25% after the first year of service and ratably over the remaining 36-month period, and certain of the share options vest contingent upon meeting performance criteria set by the Company over a performance period ranging from 9 months to 48 months from the respective grant dates. For the share options that would vest based on performance conditions, the performance criteria are linked to the employees' job performance, and at the end of the performance period, the Company determines at its sole discretion whether each employee has met all performance criteria for the vesting of the share options. The performance criteria do not affect the exercise price or factors other than vesting or exercisability.

No share options are granted to employees during the years ended December 31, 2012, 2013 and 2014.

A summary of share options under the Plan during the years ended December 31, 2012, 2013 and 2014 is presented below:

			Weighted-
	Number	Weighted-	average	Weighted-
	of	average	remaining	average
	shares	exercise price	contractual life	fair value

Outstanding as of January 1, 2012	1,555,353	$4.55	6.30	$1.33
Exercised	(39,100)	1.00		0.21
Forfeited	(27,557)	5.31		3.60

Outstanding as of December 31, 2012	1,488,696	$4.22	5.28	$1.46
Forfeited	(70,276)	5.10		2.25

Outstanding as of December 31, 2013	1,418,420	$4.01	4.20	$1.33
Forfeited	(9,360)	11.13		6.42

Outstanding as of December 31, 2014	1,409,060	$4.00	3.2	$1.32

Exercisable as of December 31, 2014	1,409,060	$4.00	3.2

Vested or expected to vest as of December 31, 2014	1,409,060	$4.00	3.2

The Company received proceeds of $39,000, nil and nil from exercise of share options by the employee during the years ended December 31, 2012, 2013 and 2014, respectively.

The aggregate intrinsic value of options outstanding, options exercisable and options vested or expected to vest as of December 31, 2014 was nil, nil, and nil, respectively.

The aggregate intrinsic values of share options exercised during the years ended December 31, 2012 were $78,216.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

16.	SHARE INCENTIVE PLAN - continued

Restricted shares

A summary of restricted shares under the Plan during the years ended December 31, 2012, 2013 and 2014 is presented below:

		Weighted
	Number of	average
	shares	fair value

Outstanding as of January 1, 2012	308,025	$3.31
Granted	154,926	0.38
Forfeited	(5,171)	4.27
Vested	(14,429)	5.02

Outstanding as of December 31, 2012	443,351	$2.96
Granted	1,036,500	0.59
Forfeited	(181,251)	0.78
Vested	(194,200)	0.81

Outstanding as of December 31, 2013	1,104,400	$1.07
Granted	700,000	0.53
Forfeited	(48,600)	0.42
Vested	(560,400)	0.59

Outstanding as of December 31, 2014	1,195,400	$0.75

The fair value of restricted shares was determined to be the market value of the common shares on the date of grant.

Restricted shares are granted subject to certain restrictions. The majority of the restricted shares generally vest 25% after the first year of service and rateably over the remaining 36-month period, and certain of the restricted shares vest based on certain performance conditions. Included in the 700,000 restricted shares granted during 2014 are 40,000 restricted shares that would vest based on certain performance conditions.

The total share-based compensation expense in relation to options and restricted shares recognized in the statements of operations for the years ended December 31, 2012, 2013 and 2014 was $668,654, $842,290 and $570,861, respectively.

As of December 31, 2014, total unrecognized share-based compensation expenses related to non-vested share options and non-vested restricted shares granted under the Plan amounted to $289,101. Such unrecognized expenses are expected to be recognized over 2.5 years.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

17.	PRC CONTRIBUTION PLAN

The Group's full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contributions for such employee benefits for the years ended December 31, 2012, 2013 and 2014 were $1,682,720, $1,665,975 and $1,510,645, respectively.

18.	CONVERTIBLE PROMISSORY NOTES AND DERIVATIVE INSTRUMENT

On April 30, 2014, the Company issued a $58 million of convertible promissory notes ("Notes") to the Former DMG Shareholders as part of the Settlement Agreement (as defined in Note 19(c)) (“Noteholders”). The Notes will be redeemed by the Company in instalments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, at the amount of $4 million, $5 million, $13.5 million, $16.5 million, $16 million and $3 million, respectively. Interest on the Notes is accrued at a rate of the actual weighted average borrowing rate of the Company per annum. The weighted average borrowing rate of the Group as of December 31, 2014 is 6.67%. The Notes are convertible at the elections of the holders of the Notes in certain scenarios.

Optional conversion

The Notes do not contain a mandatory conversion requirement. The Notes held by a holder are optionally convertible at the election of such Noteholders in either of the following two scenarios:

Conversion Qualified Financing

Upon the closing of any transactions in which the Company issues equity securities or securities convertible into equity (“Qualified Financing”), the Noteholders shall optionally convert the Notes, at the election of the holders of the Notes.

The maximum amount of the Notes the Noteholders may convert shall not exceed the lower of (i) outstanding principal plus accrued interest under the Notes; and (ii) gross proceeds in the Qualified Financing. Conversion price shall be 80% of (i) the effective per share price in the Qualified Financing; or (ii) conversion price for the debt or other securities convertible into common shares to be issued in the Qualified Financing

Maturity Date Conversion

The Company may elect to repay at any time no later than the 60 days before the corresponding maturity dates. The Noteholders shall have the option to, within the 30 days period before each maturity date, convert the Notes in whole or in part, into shares of the Company at a price which is 80% of weighted average 90-day NASDAQ trading price (before the conversion notice).

Negative covenants

The Notes contains negative covenants that, among other things, restricts the Company’s ability to, with certain exceptions, (i) encumbrances on undertakings, assets or revenues of the Group Company except for collateral for bank loans in ordinary course of business and on normal commercial terms, (ii) dissolution or liquidation of major subsidiaries, (iii) transfer of equity interest in any subsidiaries, (iv) pay dividends or make distributions, or (v) change on the VIEs arrangement.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

18.	CONVERTIBLE PROMISSORY NOTES AND DERIVATIVE INSTRUMENT - continued

The embedded conversion option is not clearly and closely related to its debt host and meets the definition of a derivative. The embedded derivative does not qualify for the scope exception for certain contracts involving an issuer's own equity. It is therefore separately account for and initially record at fair value with changes in fair value recorded in earnings.

The movements of the liability component and derivative component of the convertible bonds for the year are set out below:

	Liability	Derivative
	component	component	Total

At 1 January 2014	$-	$-	$-
Notes issued on April 30, 2014	54,443,840	3,556,160	58,000,000
Change in fair value	-	(157,518)	(157,518)
Interest charge during the year	574,834	-	574,834
At 31 December 2014	$55,018,674	$3,398,642	$58,417,316

Liability component of the Notes is analyzed for reporting purposes as:

	2013	2014

Current liabilities	$-	4,000,000
Non-current liabilities	-	51,018,674
	$-	55,018,674

The change in the fair value of the derivative liability between the issuance dates and December 31, 2014, includes a decrease to the derivative liability of $157,518 which was recognized through earnings in the consolidated statement of operations. The Company will continue to revalue the derivative liability on each subsequent balance sheet date until the securities to which the derivative liabilities are exercised or expired.

The estimated fair values of the derivative liability were computed as of the issuance date and as of December 31, 2014 using a valuation model based on interest rate of 6.67%. In addition, as of the valuation dates management assessed the probabilities of Qualified Financing assumptions in the valuation models.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

19.	COMMITMENTS AND CONTINGENCY

(a)	Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group's office premises. Rental expense under operating leases for the years ended 2012, 2013 and 2014 was $1,565,110, $1,349,017 and $1,713,263, respectively.

As of December 31, 2014, the Group was obligated under certain operating leases, relating to the rental of office premises, requiring minimum rental payments as follows:

Year ending December 31,
2015	$1,611,000
2016	1,047,000
2017	553,000
2018	249,000
2019	14,000
2020 and thereafter	4,000
$3,478,000

(b)	Other commitments

The Group has entered into several agreements to pay media costs for periods of 5 to 10 years. As of December 31, 2014, future minimum purchase commitments under these agreements totalled approximately $106,233,000, which will be payable as follow:

Year ending December 31,
2015	$43,710,000
2016	18,603,000
2017	13,828,000
2018	9,177,000
2019	8,586,000
2020 and thereafter	12,329,000
$106,233,000

(c)	Litigation with former shareholders of DMG

The Company filed a summons with notice in the Supreme Court of the State of New York, which is the trial court there (the "New York Court") on December 27, 2010 against the selling shareholders and former management of DMG. The summons with notice alleged that the selling shareholders of DMG (i) engaged in an unlawful scheme to induce the Group, through false, deceptive, and misleading statements concerning DMG's financial condition and performance, to pay a grossly inflated price to purchase DMG in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme. The summons with notice further alleged that the Group is owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which the Company acquired DMG (the "Merger Agreement"). The claims summarized in the summons with notice were set forth in a more detailed complaint filed by the Company on February 2, 2011.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

19.	COMMITMENTS AND CONTINGENCY – continued

(c)	Litigation with former shareholders of DMG - continued

On February 25, 2011, Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., and Thomas Gai Tei Tsao (collectively, the "Former DMG Shareholders") filed a countersuit in the New York Court against by the Company. The complaint in that lawsuit alleges that the Company breached certain agreements related to the DMG Acquisition by (i) declining to make certain installment payments that the Former DMG Shareholders claim they were entitled to receive and (ii) declining to take steps to facilitate the transfer of Company stock that the Former DMG Shareholders claim to be entitled to receive in connection with the DMG Acquisition. The Former DMG Shareholders also seek specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, and permanent and preliminary injunctive relief compelling the Company to comply with the parties' agreement. The Company denied the material allegations of the complaint by the Former DMG Shareholders and asserted a counterclaim for breach of contract arising from the destruction of DMG's electronic data prior to deliver to the Company.

Also on February 25, 2011 the Former DMG Shareholders filed motions against the Group for various relief. They sought to dismiss most of the claims in the Company's complaint as well as the Company's counterclaim based on destruction of DMG's electronic data. They also sought (i) an order of attachment against the Company in the amount of $30 million plus interest, on account of a post-closing payment of that amount which the Former DMG Shareholders alleged to be due, and (ii) an order directing the Company to transfer assets into the United States to secure a prospective judgment. The Former DMG Shareholders also filed a motion for a preliminary injunction to compel the Company to remove the restrictive legend on the Company's ordinary shares received by the Former DMG Shareholders in connection with the DMG Acquisition, and to provide consents or authorizations to convert those shares into freely tradable American Depository Shares.

On November 3, 2011 the New York Court decided the pending motions in the above lawsuits. It granted the motion to dismiss the Group's fraud, unjust enrichment and declaratory judgment claims, as well as our breach of contract claim based on the destruction of DMG's electronic data. The New York Court denied the Former DMG Shareholders' motion to dismiss the Group's indemnification claim for not less than $2,785,633 but granted their motion to attach the Group's assets in the amount of $30 million plus interest, as security in the event the Former DMG Shareholders were successful in their monetary claims against the Group. The ruling also required the Former DMG Shareholders to file a $500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment. Finally, the New York Court denied the Former DMG Shareholders' request to compel the Group to release the restrictions on the stock certificates they received, noting that any injury they may have suffered as a result of the alleged failure to release those restrictions would be compensable in monetary damages.

On November 11, 2011 the Group filed an appeal from the New York Court's orders.

On November 21, 2011 the Former DMG Shareholders filed a motion for partial summary judgment in the New York Court, seeking a judgment against the Company of $60 million plus interest for the Company's failure to make $60 million in post-closing payments claimed to be due for the DMG Acquisition. They also filed a motion to confirm the order of attachment previously entered in the amount of $30 million plus interest.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

19.	COMMITMENTS AND CONTINGENCY - continued

(c)	Litigation with former shareholders of DMG - continued

On August 13, 2012 the New York Court entered an order (the "August 13 Order") directing the Group, on or before August 21, 2012 (a) to transfer $60 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff's Office, (b) to deposit $60 million into an escrow account controlled by the Sheriff, or (c) to make other arrangements satisfactory to the plaintiffs in the litigation for security with respect to the final judgment plaintiffs seek in that amount. The Group took prompt steps to comply with the August 13 Order and have arranged for the delivery to the Sheriff of more than $3.2 million in cash denominated in or convertible to U.S. dollars that were held by or for the Group outside the PRC and such transferred amount was recorded as restricted cash as of December 31, 2012. With respect to funds held within the PRC in RMB, any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the State Administration on Foreign Exchange ("S.A.F.E."). Accordingly, on August 20, 2012 the Company applied to the S.A.F.E. for such approval, for the transfer of the balance required under the August 13 Order (an amount equivalent to approximately $56.8 million). S.A.F.E., however, denied the application. At the same time as taking steps to comply with the August 13 order to the extent possible, the Company has appealed from that order. It sought a stay of enforcement of the August 13 Order, but that request was denied, first by a single judge of the appellate court on August 17, 2012 and then by a full panel of that court on October 2, 2012. The August 13 order is reversed by New York Court on June 11, 2013 as explained below.

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

On February 19, 2013 the New York State Supreme Court entered a modified order (the "February 19 Order"), adding to the terms of the August 13 Order the alternative provision that the Group may deposit in escrow, with the Jun He Law Offices as escrow agent, an amount of Chinese currency equivalent to $60 million less the amount currently on deposit of approximately $4.5 million with the New York City Sheriff's Office, to be held in escrow until a final judgment in this action or a settlement between the parties resolving the action. However, the Jun He Law Offices have informed the New York Court that they were not willing to serve as escrow agent and the Company had been advised that any escrow of funds to be held in PRC pursuant to an agreement that contemplates the possibility of ultimate transfer of Chinese currency outside of PRC requires approval of S.A.F.E. The contempt sanction was a fine of $250 plus payment of the plaintiffs' attorneys' fees incurred on the contempt application. On May 16, 2013, the New York Court ordered the Group to pay Former DMG Shareholders US$250 fine plus plaintiffs' costs and reasonable attorneys' fees in the amount of US$185,892.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

19.	COMMITMENTS AND CONTINGENCY - continued

(c)	Litigation with former shareholders of DMG – continued

On June 11, 2013, the Appellate Division, First Department of the Supreme Court of the State of New York entered a Decision and Order (the "Appellate Division Ruling"), determining appeals and cross-appeals from rulings by the New York Court. The Appellate Division Ruling (a) affirmed the New York Court's orders of November 3, 2011 granting the motions of the Former DMG Shareholders to dismiss the claims and counter-claims of the Group for fraud, unjust enrichment and declaratory judgment, (b) reversed that part of the New York Court's order of June 15, 2012 that denied the Former DMG Shareholders' motion for partial summary judgment on the defense asserted by the Group to the Former DMG Shareholders' claims for breach of contract, including the defense based on allegations of intentional destruction of certain electronic data that was to be conveyed as part of the sale of DMG's assets, and (c) affirmed the New York Court's denial of the Former DMG Shareholders' motion to dismiss the breach of contract and indemnity claim asserted by the Group, seeking an amount not less than US$2,785,633, based on alleged inaccuracies in the representations and warranties within the Merger Agreement.

With respect to the orders entered by the New York Court regarding the attachment of the Group's assets, the Appellate Division Ruling (d) reversed the New York Court's order entered on November 4, 2011, granting the motion by the Former DMG Shareholders for pre-judgment attachment of assets of the Group, (e) reversed the New York Court's order entered on June 15, 2012, granting the motion by the Former DMG Shareholders to confirm the two ex parte orders of attachment they previously obtained in the aggregate amount of $60 million (the "Attachment Orders"), and (f) reversed the New York Court's order entered on August 13, 2012, granting the motion of the Former DMG Shareholders' to compel the Group to transfer $60 million into New York pursuant to the Attachment Orders.

Neither the Group nor the Former DMG Shareholders sought leave to appeal the Appellate Division Ruling, which therefore became final. On July 15, 2013, the New York Court entered an order requested by the Former DMG Shareholders granting summary judgment on two of their causes of action in the amount of $60 million plus interest and certain costs and permitting execution on such judgment. On July 26, 2013, the Clerk of the New York Court entered judgment in favor of the Former DMG Shareholders pursuant to the July 15, 2013 order, directing that they shall recover from the Group the sum of $71,800,047 and have execution thereof (the "New York Judgment").

On July 29, 2013, proceedings were begun in the Cayman Islands against the Group for the enforcement of the New York Judgment entered on July 26, 2013 (the "Cayman Islands Proceeding") and the Group has received a Writ of Summons.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

19.	COMMITMENTS AND CONTINGENCY - continued

(c)	Litigation with former shareholders of DMG – continued

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

As a result of the above litigation, penalty interest on the overdue payable of $3,375,000, $5,993,145 and $2,149,903 were recognised during the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, consideration payable of $75,800,047 (including $11,800,047 accrued penalty interest on the overdue consideration payable) was recorded by the Company and it is the management's best estimate of the consideration required to settle the litigation with the Former DMG Shareholders.

On April 30, 2014, the Company entered into settlement agreement, subscription agreement and note instrument ("Settlement Arrangement") with the Former DMG Shareholders to settle this litigation. Under the terms of the Settlement Agreement, the Company agrees pay to the Former DMG Shareholders an aggregate amount of $70 million, including $12 million in cash and $58 million in six-year term Notes issued by the Company (See Note 18 for details), in addition to certain other consideration to satisfy the New York Judgment of $71,800,047. A gain of $1,800,047 is recognised in the statement of operations during the year ended December 31, 2014 in relation to the overprovision for the consideration payable and litigation. All claims in these pending lawsuits have been dismissed and all closing conditions of the settlement agreement have been met.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

19.	COMMITMENTS AND CONTINGENCY - continued

(d)	Other litigation

The litigation of Yi Zhao v. Dina Liu, Visionchina Media Inc. was filed on October 26, 2012, but service of the complaint is not alleged to have been made on the Company until at least August 26, 2013, by delivery to the Company's headquarters in the People's Republic of China. The litigation arises out of the dissolution of the marriage between Yi Zhao and Dina Liu Dan, a former Chief Financial Officer of the Company. The primary claims are asserted against Dina Liu Dan, who is alleged to have exercised certain stock options for the Company's stock (through a company she allegedly controls, Barrie Holdings) without sharing the proceeds with her former husband, Yi Zhao. The single claim asserted against the Company is for aiding and abetting fraud by Dina Liu Dan, with damages alleged to be approximately $5,000,000. The underlying fraud claim against Dina Liu Dan, however, has been dismissed for lack of personal jurisdiction, although a dismissal motion by Barrie Holdings was denied. The Company filed a motion to dismiss the single claim on December 24, 2013, which was denied by decision and order dated February 28, 2014. On March 11, 2014, Yi Zhao moved for entry of a default judgment against the Company, on the basis of the Company's purported failure to answer or move to dismiss the complaint within the period permitted by law. On April 14, 2014, the motion of Yi Zhao for a default judgment against the Company was denied. On August 5, 2014, the Zhao Action was dismissed based on the Plaintiff's counsel's failure to appear at a scheduled status conference on September 18, 2014. On October 3, 2014, the trial court stayed all the proceedings. The stay will be lifted only if the Chinese court denies Mr. Zhao's claims against Ms. Liu and then only upon his submission of written evidence supporting his right to proceed with his action in New York. This stay does not apply to proceedings in the appellate court. Management estimates that potential loss that could result from this litigation as of date of this report merely reasonably possible but not probable in accordance to ASC 450, due to uncertainty and therefore no provision was made for such amount as of December 31, 2013 and 2014. There have been no further proceedings in the Zhao Action in either the trial or appellate courts as the date of this report.

On October 23, 2014, a supplier, Guangzhou Metro Television Media Co., Ltd. ("Guangzhou Metro") initiated proceedings against the subsidiary of the Company, VisionChina Media Group, for breach of contract. Guangzhou Metro asserts that its total losses are representing $7,693,289 exclusive media cost, $2,396,041 overdue fines, and $32,168 electricity charges. On the same day, VisionChina Media Group also filed a motion against Guangzhou Metro without fulfilling the contract terms, for a total claim of $5,959,111 damages, and urged to release the $885,884 concession right deposit together with the respective interest. On November 7, 2014, Guangzhou Metro further claimed for the penalty of $5,251,772 due to the early termination of the Guangzhou Metro exclusive agency agreement. Management estimates that potential loss that could result from this litigation as of date of this report is probable in according to ASC 450. An accrued penalty for the early termination of $10,386,179 was recorded as of December 31, 2014 based on management’s best estimation.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

19.	COMMITMENTS AND CONTINGENCY - continued

(e)	Other

The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting. Transmission System (the "National Standard"), was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, the PRC State Administration of Radio, Film and Television ("SARFT") promulgated the Notice Concerning Experimental Mobile Digital Television (the "March Notice"), which required all of the Group's local operating partners must adopt the National Standard for their mobile digital television operations and the SARFT has officially issued a notice to require some of the Group's local operating partners and direct equity investment entities to complete the adoption of the National Standard by June 30, 2010. As of December 31, 2014, the mobile digital television network of the Group's direct equity investment entities and the digital television broadcasting infrastructure of the Group's local operating partners in 11 cities have been converted to the National Standard, but those in another 6 cities have not yet completed the conversion and do not meet the requirements of the National Standard. The Group's direct equity investment entities and local operating partners may be required to spend significant capital and other resources, including on new equipment, to convert their digital television broadcasting infrastructure to the National Standard. Under some of the Group's exclusive advertising agency agreements, the Group may be responsible for a portion of such expenditures in 3 of the 6 cities that have not yet completed the conversion. The total cost of converting the equipment to the 3 cities is not expected to exceed $0.5 million. However, the Group and its local operating partners in these 3 cities have not yet determined the allocation of such capital expenditures, and there is no reliable basis for management to accurately estimate the amount and timing of capital expenditures required for these local operating partners, therefore, no accrual for such liability has been made in the consolidated financial statements.

20.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group operates and manages its business as a single segment. The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group.

Geographical information

The Group operates in the PRC and all of the Group's identifiable assets are located in the PRC.

Although the Group operates in multiple cities in the PRC which include Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and other cities, it believes it operates in one segment as the Group provides services to customers irrespective of their locations. Accordingly all relevant information about the Group's operations can be found in the consolidated financial statements.

Major Customers

There is no individual customer with advertising service revenue over 10% of the advertising service revenue for the years ended December 31, 2012, 2013 and 2014.

There is no individual customer with balances over 10% of the accounts receivable as of December 31, 2013, and one customer accounted for 11% and 13% of the accounts receivable as of December 31, 2012 and 2014, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

21.	RELATED PARTY TRANSACTIONS

(a)	Details of amounts due from related parties as of December 31, 2013 and 2014 are as follows:

	December 31,
	2013	2014

Changzhou Mobile	$52,271	$-
DMG Chongqing	799,613	308,276
Henan Mobile	72,827	-
Hubei Mobile	217,212	200,605
Jilin Mobile	109,662	187,373
Ningbo Mobile	310,913	321,708
Shenzhen Mobile	23,926	211,323
Shenzhen Media	45,200	15,156
Director and management of the Company	697,304	815,648
Shenzhen Deshan Yinshi Co., Ltd. ("Shenzhen Deshan")	-	407,266
	$2,328,928	$2,467,355

The amounts due from related parties are non-interest bearing and repayable on demand.

(b)	Details of amounts due to related parties as of December 31, 2013 and 2014 are as follows:

	December 31,
	2013	2014

Chengdu Mobile	$332,253	$-
Changzhou Mobile	-	2,610
Suzhou Mobile	64,235	63,941
Eastlong Huatong	78,633	56,119
Shenzhen Champs Elysees Renovations Co., Ltd. ("Champs Elysees")	3,825	3,807
Shenzhen Meidi Zhiye Development Co., Ltd. ("Zhiye")	21,352	219,094
Shenzhen Meiye Qiye Development Co., Ltd. ("Qiye")	1,035	1,029
Wuxi Guangtong	457,121	115,093
Zhongguanguoji	719,089	715,797
	$1,677,543	$1,177,490

The amounts due to related parties are non-interest bearing and repayable on demand.

Zhiye, Qiye and Shenzhen Deshan are companies in which the Chief Executive Officer of the Company holds a beneficial interest and Champs Elysees is a company in which the Chief Executive Officer's wife holds a beneficial interest.

The amounts due from (to) related parties mainly arise from trading transactions with related parties (such as receipt of services rendered by related parties) and payments of expenses on behalf of the related parties.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

21.	RELATED PARTY TRANSACTIONS - continued

(c)	Advertising service revenue and equipment revenue to related parties

The Group provided advertising service and sold digital equipment at negotiated price to related parties for a total amount of $747,550, $2,242,573 and $1,955,164 for the years ended December 31, 2012, 2013 and 2014, respectively. Details are as follows:

	Year ended December 31,
	2012	2013	2014

Chengdu Mobile	$(564)	$-	$-
DMG Chongging	(746,587)	(1,139,078)	(931,444)
Hubei Mobile	(399)	(1,102)	-
Jilin Mobile	-	(226)	-
Ningbo Mobil	-	(296,040)	(254,931)
Shenzhen Deshan Yinshi Co., Ltd. ("Shenzhen Deshan")	-	(806,127)	(768,789)
	$(747,550)	$(2,242,573)	$(1,955,164)

Shenzhen Deshan is a company in which the Chief Executive Officer of the Company holds a beneficial interest.

The Group has purchased digital equipment at negotiated price from related parties of $693,614, $648,935 and $33,179 for the years ended December 31, 2012, 2013 and 2014, respectively.

(d)	Services rendered by related parties

The Group has received broadcasting service and other services from related parties at negotiated prices for a total amount of $9,822,584, $8,393,864 and $6,971,581 for the years ended December 31, 2012, 2013 and 2014, respectively. Details are as follows:

	Year ended December 31,
	2012	2013	2014

Chengdu Mobile	$2,018,325	$1,859,950	$1,689,243
Dalian Mobile	1,536,657	770,964	831,172
DMG Chonqging	286,665	387,798	640,246
Eastlong Huatong	-	300,791	334,035
Guangtong Mobile	1,229,301	1,323,535	-
Henan Mobile	374,435	556,960	597,393
Hubei Mobile	1,132,080	1,303,298	948,592
Jilin Mobile	578,175	602,118	52,213
Ningbo Mobile	1,363,903	761,977	813,908
Suzhou Mobile	1,303,043	526,473	921,405
Shenzhen Media	-	-	143,374
	$9,822,584	$8,393,864	$6,971,581

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

21.	RELATED PARTY TRANSACTIONS - continued

(e)	Rental expense

During the years ended December 31, 2012, 2013 and 2014, the Group rented office space from Zhiye. The rate for rent was determined based on negotiated prices. The rental expense for the years ended December 31, 2012, 2013 and 2014 was $303,269, $340,556 and $361,417, respectively.

(f)	Others

For the years ended December 31, 2012, 2013 and 2014, the Group paid office decoration charges of $324,444, $4,446 and $377,079, respectively, to Champs Elysees. During the years ended December 31, 2012, 2013 and 2014, the Group also paid property management fees and utility expenses of $48,274, $53,355 and $59,973, respectively, to Shenzhen Champs Elysees Management Co. Ltd. ("Champs Elysees Management").

Champs Elysees Management is a company in which the Chief Executive Officer's wife holds a beneficial interest.

22.	profit appropriation

In accordance with the Regulations on Enterprises with Foreign Investment of China and the articles of association of the Company's subsidiaries, the Company's subsidiaries, being foreign invested enterprises established in China, are required to provide certain statutory reserve funds, namely general reserve fund, enterprise expansion fund and staff welfare and bonus funds, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Company's subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company's subsidiaries.

In accordance with the PRC Company Laws, the Company's VIEs and their subsidiaries must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company's VIEs and their subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriations to the statutory public welfare fund and discretionary surplus fund are at the discretion of the Company's VIEs and their subsidiaries.

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

There were no appropriations to reserves by the Company other than the Company's VIEs and certain of the VIEs' subsidiaries in the PRC during any of the periods presented. During the years ended December 31, 2012, 2013 and 2014, approximately $45,286, nil and nil was appropriated from retained earnings to the statutory surplus fund, respectively, which are included in the accumulated deficit of the Group.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars ("$"), except number of shares)

23.	restricted net assets

Under PRC laws and regulations, there are certain restrictions on the Company's PRC subsidiaries and VIEs with respect to transferring certain of their net assets and reserves to the Company either in the form of dividends, loans, or advances. Amounts restricted include restricted cash, paid up capital and statutory reserves of the Company's PRC subsidiaries and VIEs, totaling approximately $153.4 million and $161.4 million as of December 31, 2013 and 2014, respectively.

24.	SUBSEQUENT EVENTS

According to the Memorandums of Understanding signed with Nanjing Guangdian Mobile Television Development Co., Ltd. ("Nanjing Guangdian"), the termination of Nanjing bus exclusive agency agreement and broadcasting surveillance agreement with Nanjing Guangdian effective on January 1, 2015, the compensation is uncertain as of December 31, 2014 and under negotiation as the date of this report.

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

BALANCE SHEETS

(Amounts in U.S. Dollars ("$"), except number of shares)

	December 31,
	2013	2014
ASSETS
Current Assets:
Cash and cash equivalents	$779	$7,873
Restricted cash	11,933,535	-
Amounts due from subsidiaries	69,535,879	40,992,888
Prepaid expenses and other current assets	103,243	39,387
Total current assets	$81,573,436	$41,040,148
Non-current Assets:
Fixed assets, net	$9,020	$4,644
Intangible assets, net	8,191	6,806
Investments in subsidiaries	-	-
Total non-current assets	$17,211	$11,450
TOTAL ASSETS	$81,590,647	$41,051,598

LIABILITIES AND EQUITY
Current Liabilities:
Amounts due to subsidiaries	$49,238,024	$50,638,106
Accrued expenses and other current liabilities	13,027,789	1,923,559
Total liabilities	$62,265,813	$52,561,665

Equity (deficit)
Common shares ($0.0001 par value; 200,000,000 shares authorized; 101,560,744 and 102,121,144 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	$10,156	$10,212
Additional paid-in capital	343,512,927	344,083,552
Accumulated deficit	(364,106,277)	(395,183,492)
Accumulated other comprehensive income	39,908,028	39,579,661
Total VisionChina Media Inc. shareholders' equity (deficit)	$19,324,834	$(11,510,067)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$81,590,647	$41,051,598

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars ("US$"), except number of shares)

	Year ended December 31,
	2012	2013	2014

General and administrative expenses	$(10,257,148)	$(4,927,611)	$(2,729,494)
Equity in loss of subsidiaries and variable interest entities	(145,582,875)	(1,284)	(1)
Impairment losses recognised on amounts due from subsidiaries	(90,652,506)	(19,118,382)	(40,144,181)
Operating loss	(246,492,529)	(24,047,277)	(42,873,676)
Other income	-	-	11,800,000
Interest income	83,337	79,407	-
Interest expense	-	-	(3,539)
Net loss	$(246,409,192)	$(23,967,870)	$(31,077,215)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENT OF COMPREHENSIVE INCOME

(Amounts in U.S. Dollars ("US$"), except number of shares)

	Year ended December 31,
	2012	2013	2014

Net loss	$(246,409,192)	$(23,967,870)	$(31,077,215)
Other comprehensive income (loss) net of tax:
Change in cumulative foreign currency translation adjustments	2,431,227	2,536,356	(328,367)
Total comprehensive loss	$(243,977,965)	$(21,431,514)	$(31,405,582)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

statements of CHANGES OF shareholders' equity AND COMPREHENSIVE INCOME (LOSS)

(Amounts in U.S. Dollars ("$"), except number of shares)

					Accumulated
			Additional		other	Total
	Common shares		paid-in	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	deficit	income	equity

Balance at January 1, 2012	101,313,015	$10,131	$341,963,008	$(93,729,215)	$34,940,445	$283,184,369
Exercise of share options	39,100	4	38,996	-	-	39,000
Restricted shares	14,429	2	(2)	-	-	-
Share-based compensation	-	-	668,654	-	-	668,654
Foreign currency translation adjustment	-	-	-	-	2,431,227	2,431,227
Net loss	-	-	-	(246,409,192)	-	(246,409,192)

Balance at December 31, 2012	101,366,544	$10,137	$342,670,656	$(340,138,407)	$37,371,672	$39,914,058
Restricted shares	194,200	19	(19)	-	-	-
Share-based compensation	-	-	842,290	-	-	842,290
Foreign currency translation adjustment	-	-	-	-	2,536,356	2,536,356
Net loss	-	-	-	(23,967,870)	-	(23,967,870)

Balance at December 31, 2013	101,560,744	$10,156	$343,512,927	$(364,106,277)	$39,908,028	$19,324,834
Restricted shares	560,400	56	(56)	-	-	-
Share-based compensation	-	-	570,681	-	-	570,681
Foreign currency translation adjustment	-	-	-	-	(328,367)	(328,367)
Net loss	-	-	-	(31,077,215)	-	(31,077,215)

Balance at December 31, 2014	102,121,144	$10,212	$344,083,552	$(395,183,492)	$39,579,661	$(11,510,067)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars ("US$"), except number of shares)

	Year ended December 31,
	2012	2013	2014
Cash flows used in operating activities:
Net loss	$(246,409,192)	$(23,967,870)	$(31,077,215)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,561	19,163	5,761
Equity in loss of subsidiaries and variable interest entities	145,582,875	1,284	1
Impairment losses recognised on amounts due from subsidiaries	90,652,506	19,118,382	40,144,181
Share-based compensation	668,654	842,290	570,681
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	366,765	125,292	63,856
Amounts due from subsidiaries	14,283,746	(327,047)	(10,529,497)
Accrued expenses and other current liabilities	5,718,238	2,596,939	(11,104,209)

Net cash provided by (used in) operating activities	10,890,153	(1,591,567)	(11,926,441)

Cash flows used in investing activities:
Acquisition of intangible assets	(13,844)	-	-
Advances from subsidiaries	2,431,402	-	-
Restricted cash	(13,525,585)	1,592,050	11,933,535

Net cash (used in) provided by investing activities	(11,108,027)	1,592,050	11,933,535

Cash flows from financing activity:
Proceeds from exercise of share option, net of issuance cost of nil	39,000	-	-

Net cash provided by financing activity	39,000	-	-

Net (decrease) increase in cash and cash equivalents	(178,874)	483	7,094

Cash and cash equivalents at the beginning of the year	179,170	296	779

Cash and cash equivalents at the end of the year	$296	$779	$7,873

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I

(Amounts in U.S. Dollars ("US$"))

Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of SEC Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2013 and 2014, approximately $153.4 million and $157.3 million of the registered capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of VisionChina Media Inc. has been presented for the years ended December 31, 2012, 2013 and 2014.

Basis of Presentation

For the purposes of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in FASB ASC 323 "Investments in Equity Method and Joint Ventures". Such investment is presented on the balance sheet as "Investment in subsidiaries and variable interest entities" and 100% of the subsidiaries' profit or loss as "Equity in loss of subsidiaries and variable interest entities" on the statements of operations.

