Form 20-F
period 2015-12-31
VISIONCHINA MEDIA INC.
filed 2016-09-20
CIK 1415911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Limin Li, telephone: (86 755) 8293-2222; fax: (86 755) 8298-1111 At the address of the Company set forth above
Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value US$0.0001 per share American Depositary Shares, each representing 20 Common Shares	Nasdaq Global Market* Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

102,741,977 Common Shares

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

As of December 31, 2015, the local television stations with which we had established our direct investment entities included: Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Haerbin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station, and Ningbo Broadcast and Television Group.

As of December 31, 2015, the local mobile digital television operating companies with which we had entered into exclusive agency agreements included: Beijing Beiguang Media Mobile Television Co., Ltd, Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., Jilin Mobile Television Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Changzhou China Mobile Television Company Limited, Changsha Guangdian Digital Mobile Television Co., Ltd., and Henan China Digital Mobile Television Company Limited.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 and as of December 31, 2014 and 2015.

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

The following selected condensed consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the condensed consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The following selected condensed consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the condensed consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included elsewhere in this annual report.

In December 2015, our subway business has been presented as discontinued operations in accordance with US. GAAP in our consolidated financial statements. Our historical financial statements are restated to present discounted operations separately.

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

	For the year ended December 31,
	2011	2012	2013	2014	2015
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data:
Revenues(1)
Advertising service revenue	81,743,567	56,996,981	53,558,824	52,209,283	37,971,760
Advertising equipment revenue	1,301,959	298,892	484,977	463,177	2,092,026
Wi-Fi revenue	—	—	—	—	1,400,187
Total revenues	83,045,526	57,295,873	54,043,801	52,672,460	41,463,973
Cost of revenues
Advertising service cost	(53,352,999)	(55,812,793)	(48,335,638)	(58,073,338)	(39,119,233)
Advertising equipment cost	(1,494,027)	(345,291)	(513,095)	(538,517)	(1,825,994)
Wi-Fi cost	—	—	—	—	(5,166,698)
Total cost of revenues	(54,847,026)	(56,158,084)	(48,848,733)	(58,611,855)	(46,111,925)
Gross profit/(loss)	28,198,500	1,137,789	5,195,068	(5,939,395)	(4,647,952)
Operating expenses(2)	(51,272,660)	(239,108,878)	(33,463,714)	(25, 965,092)	(21,076,163)
Government grant	—	756,757	2,783,085	4,165,627	135,381
Share of profits (losses) from equity method investees	183,188	135,654	(93,217)	(57,777)	410,467
Dividend income	142,265	162,100	128,611	254,759	44,827
Gain on settlements of consideration payable	—	—	—	1,800,047	—

	For the year ended December 31,
	2011	2012	2013	2014	2015
	(US$, except number of shares)
Impairment loss on a cost method investee	—	—	—	—	(808,304)
Impairment loss on investments under equity method	—	—	—	—	(537,939)
Other operating income	175,903	—	1,307	—	—
Operating loss	(22,572,804)	(236,916,578)	(25,448,860)	(25,741,831)	(26,479,683)
Interest income	1,711,101	696,270	418,673	307,007	116,894
Interest expense	(4,716,577)	(2,614,543)	(1,425,625)	(4,569,207)	(5,964,443)
Change in fair value through profit and loss	—	—	—	157,518	(562,738)
Other income (expenses)	42,153	(605,958)	(669,018)	(587,937)	176,790
Net loss from continuing operations before income taxes	(25,536,127)	(239,440,809)	(27,124,830)	(30,434,450)	(32,713,180)
Income tax benefit (expense)	793,415	7,547,421	(373,584)	(142,554)	—
Net loss from continuing operations after income tax benefit (expenses)	(24,742,712)	(231,893,388)	(27,498,414)	(30,577,004)	(32,713,180)
Net loss attributable to noncontrolling interest	114,962	118,724	88,489	388,732	1,923,314
Net loss from continuing operations	(24,627,750)	(231,774,664)	(27,409,925)	(30,188,272)	(30,789,866)
Net profit (loss) from discontinued operations (3)	12,124,458	(14,634,528)	3,442,055	(888,943)	7,389,520
Net loss attributable to VisionChina Media Inc. shareholders	(12,503,292)	(246,409,192)	(23,967,870)	(31,077,215)	(23,400,346)
Net loss per common share from continuing operations:
Basic	(0.24)	(2.29)	(0.27)	(0.30)	(0.30)
Diluted	(0.24)	(2.29)	(0.27)	(0.30)	(0.30)
Net profit/(loss) per common share from discontinued operations:
Basic	(0.12)	(0.14)	0.03	(0.01)	0.07
Diluted	(0.12)	(0.14)	0.03	(0.01)	0.07
Net loss per common share:
Basic	(0.12)	(2.43)	(0.24)	(0.31)	(0.23)
Diluted	(0.12)	(2.43)	(0.24)	(0.31)	(0.23)
Weighted average number of shares used in computation of net loss per share:
Basic	102,047,412	101,351,222	101,495,442	101,601,913	102,353,956
Diluted	102,047,412	101,351,222	101,495,442	101,601,913	102,353,956
Share-based compensation expenses during the related periods included in:
Cost of revenues	58,836	52,824	73,225	72,778	48,988
Selling and marketing expenses	447,767	394,719	379,246	107,404	4,761
General and administrative expenses	311,070	221,111	389,819	390,499	130,065

(1)	Before January 1, 2012, our advertising revenues were subject to business tax. The PRC government implemented a value-added tax, or VAT, reform pilot program, or the VAT Tax Reform, which replaced the business tax with VAT on selected sectors including the advertising sector, in Shanghai effective from January 1, 2012, in Beijing effective from September 1, 2012, and in Shenzhen effective from November 1, 2012. Commencing on August 1, 2013, the VAT Tax Reform expanded to all regions in the PRC. With the adoption of the VAT Tax Reform, the VAT rate on our advertising revenues applicable to the subsidiaries and consolidated variable interest entities is 6% as compared to the 5% business tax rate which was applicable prior to the reform.
(2)	Included in operating expenses for the years ended December 31, 2012 were non-cash impairment losses of US$178.8 million, made against the intangible assets and goodwill relating to our acquisitions of three out of the six advertising agency businesses in 2008 and our acquisition of Digital Media Group Company Limited, or Digital Media Group, in 2010.

(3)	We have solicited for purchasers of the subway mobile TV business during 2015. As of December 31, 2015, based on the status of negotiations between us and the purchaser of the subway business, we considered that the sale of subway business was probable and that the criteria for classification of subway business as an asset held for sale had been met. As a result, during the year ended December 31, 2015 and as of December 31, 2015, we presented the operations of subway business as discontinued operations and the assets as assets held for sale and liabilities to liabilities held for sale. In February 2016, we entered into a series of definitive agreements with Ledman Optoelectronic Co., Ltd. ("Ledman") to sell all of our equity interests in VisionChina New Culture Media Co., Ltd. ("New Culture"), the operating entity of our subway mobile TV advertising business. On July 22, 2016, we and Ledman mutually agreed to submit an application for suspension of the transaction to the China Securities Regulatory Commission ("CSRC"), due to pending uncertainties surrounding government regulatory policies pertaining to foreign-listed Chinese companies relisting in China's domestic stock market.

On August 19, 2016, we entered into new equity transfer agreement and a profit compensation agreement to sell 49% equity interest of New Culture to Ledman for an aggregate consideration of RMB382.2 million. Pursuant to the equity transfer agreement, the consideration comprises RMB61 million in cash and the other RMB321.2 million in cash with restriction that such cash need to be used for purchasing the shares of Ledman from a major shareholders of Ledman.

	As of December 31,
	2011	2012	2013	2014	2015
	(US$, except number of shares)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	80,309,629	29,012,381	38,949,359	19,466,735	8,541,890
Total assets	415,140,682	149,795,319	151,140,598	102,306,914	90,974,833
Total current liabilities	120,961,630	108,805,722	129,630,299	61,541,478	118,842,314
Total equity (deficit)	283,401,981	40,012,946	19,335,233	(10,253,238)	(27,867,481)
Common shares	10,131	10,137	10,156	10,212	10,274
Total VisionChina Media Inc. shareholders’ equity (deficit)	283,184,369	39,914,058	19,324,834	(11,510,067)	(30,929,940)
Number of common shares issued and outstanding	101,313,015	101,366,544	101,560,744	102,121,144	102,353,956

	As of December 31,
	2013	2014	2015
Selected Operating Data(3):
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	78,955	72,489	60,915
Direct investment cities	—	—	—
Total	78,955	72,489	60,915
Number of digital displays in our supplemental subway advertising platform	32,208	18,786	27,929

	For the Year Ended December 31,
	2013	2014	2015
Total hours of broadcasting(1)	152,575	147,077	128,303
Average revenue per hour(1)(2) (US$)	633	590	323
Average advertising minutes sold per hour	7.43	7.94	6.71

(1)	Includes all of the cities in our network and supplemental subway advertising platform.
(2)	We calculate average revenue per hour by dividing our advertising service revenue derived from our network and supplemental subway advertising platform by the total hours of broadcasting in the cities of our network and supplemental subway advertising platform.
(3)	Operating data presented includes operating data for discontinued operations

Exchange Rate Information

A number of RMB-denominated figures used in this annual report are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015, which was RMB6.4907 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of RMB per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.6778 to US$1.00 as of September 9, 2016.

	Exchange Rate (Renminbi per US Dollar) (1)
Period	Period End	Average (2)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016
March	6.4480	6.5027	6.4480	6.5500
April	6.4738	6.4754	6.4571	6.5004

	Exchange Rate (Renminbi per US Dollar) (1)
Period	Period End	Average (2)	Low	High
	(RMB per US$1.00)
May	6.5798	6.5259	6.4738	6.5798
June	6.6459	6.5892	6.5590	6.6481
July	6.6371	6.6771	6.6371	6.7013
August	6.6776	6.6466	6.6239	6.6778
September (through September 9, 2016)	6.6778	6.6707	6.6600	6.6790

(1)	The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Related to Our Company and Our Industry

We incurred recurring loss and experienced negative cash flow from operations that may raise substantial doubt on our ability to continue as a going concern in the foreseeable future.

We recorded net losses from continuing operation of US$27.5 million, US$30.6 million and US$32.7 million for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had cash and cash equivalents of US$8.5 million with bank borrowings due within one year of US$9.2 million and a convertible note reaching maturity within one year related to our settlement of a litigation with certain former shareholders of Digital Media Group, or Former DMG Shareholders, in the amount of US$55.9 million. For more information on our legal disputes with Former DMG Shareholders, see “Item 8. Financial Information—Legal and Administrative Proceedings.”

For reasons stated above, third parties may doubt the adequacy of our sources of liquidity to fund our working capital and capital expenditure requirements and to meet our short term debt obligations, other liabilities and commitments as they become due. Such uncertainty may create additional concerns for our creditors, suppliers, customers and other counterparties, which may make it more difficult for us to conduct our business and meet our debt and other obligations. Moreover, our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty; and the adjustments to our consolidated financial statements could be substantial.

Furthermore, the uncertain sustainability of China’s advertising industry in the current macroeconomic environment is likely to continue to adversely affect demand for our service. In order to mitigate the above factors, we have the following plans and actions:

•	We have successfully negotiated with China Construction Bank (Shenzhen branch) (“CCB(SZ)”) and will continue to negotiate with other banks to obtain revolving bank facilities to ensure the our bank borrowings can be renewed on an on-going basis. On February 22, 2016, we entered into another RMB80.0 million (equivalent to US$12.2 million) secured revolving credit facility granted by CCB (SZ) with interest rate in a range between 99.615% to 102.66% of the Loan Prime Rate in the PRC.

•	We have entered into an equity transfer agreement and a profit compensation agreement to sell 49% equity interest of New Culture to Ledman. Pursuant to the equity transfer agreement, Ledman will pay RMB61 million in cash and the other RMB321.2 million in cash with restriction that such cash need to be used for purchasing the shares of Ledman from a major shareholders of Ledman.

•	We are actively negotiating with potential buyers to dispose the remaining 51% equity interest in New Culture.

•	We are actively negotiating with the holders of convertible promissory notes to extend the payments of the overdue amounts of $55.9 million.

We have taken or in process of taking a number of initiatives to reduce costs and improve working capital management. We have been negotiating with a number of vendors, including vendors of concession right contracts, for them to provide us with lower prices or more favorable payment terms in order to achieve cost savings. We decided to postpone a substantial portion of its planned capital expenditures for the next twelve months. In addition, we has implemented measures to more closely monitor the collection of receivable balances with an aim to improving liquidity. We expect that, taking into account our plan to sell all of our equity interests in New Culture, adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements and to meet our short term debt obligations, other liabilities and commitments as they become due. However, there can be no assurance that we will be able to sell all of our equity interests in New Culture, or that such sales will provide adequate sources of liquidity.

If we are not able to successfully implement the above plans or actions, a substantial doubt on our ability to continue as a going concern for the foreseeable future may be resulted.

We have failed to comply with the terms of the US$58 million of secured convertible promissory notes issued by us to the Former DMG Shareholders, which resulted in a default under the terms of those notes and, if such default were uncured, it could potentially result in action that may undermine control over certain subsidiaries of our company.

Pursuant to our settlement agreement with the Former DMG Shareholders, we issued to them US$58 million of convertible promissory notes, or the Notes. These Notes are subject to certain terms and conditions including negative covenants that, among other things, restrict our ability to, with certain exceptions, (i) agree to any encumbrances or undertakings with respect to the assets or revenues of our company, its subsidiaries and consolidated variable interest entities, or VIEs, collectively the Group except for collateral for bank loans in the ordinary course of business and on normal commercial terms, (ii) engage in dissolution or liquidation of major subsidiaries, (iii) transfer equity interest in any subsidiaries, (iv) pay dividends or make distributions, or (v) modify our arrangement with respect to our variable interest entities, or VIEs. We will redeem the Notes in instalments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, in amounts of US$4 million, US$5 million, US$13.5 million, US$16.5 million, US$16 million and US$3 million, respectively.

As of August 31, 2016, we have failed to comply with our payment obligations under the Notes and the settlement agreement, and Former DMG Shareholders have declared a default under the Notes. The default remains uncured by us, and the Former DMG Shareholders have certain rights with respect to replacing members of the boards of directors of certain subsidiaries in the Group. As of the date of this report, the Former DMG Shareholders have not exercised such rights.

In July 2016, concerning our breach of the settlement agreement, Grand Court of Cayman Islands issued a ruling (the “Cayman Ruling”) that ordered us to pay the Former DMG Shareholders a) approximately US$59.4 million (the "Judgment Amount"), b) interest at the rate of 9% per annum calculated from November 16, 2010 as to US$30 million and from November 16, 2011 as to the remaining portion of the Judgment Amount, until such Judgment Amount is paid in full and c) costs on the indemnity basis to be taxed if not agreed.

We seek to enter into a new settlement agreement with the Former DMG Shareholders to satisfy the Cayman Ruling. The parties are currently in discussions regarding such settlement agreement. There can be no assurance that we will be able to obtain a settlement agreement under terms favorable to us, or at all. If the Former DMG Shareholders were able to enforce the Cayman Ruling against us, our business, financial condition and results of operations would be materially and adversely affected.

Any conversion of the Notes would dilute the ownership interests of our existing shareholders and holders of our ADSs.

The Former DMG Shareholders now hold the Notes in an amount of US$58.0 million. The Notes do not contain a mandatory conversion requirement. Any Former DMG Shareholder may convert the Notes held by it, at its election, in either of the following two scenarios: (1) Conversion Qualified Financing: Upon the closing of any transactions in which we issue equity securities or securities convertible into equity, or Qualified Financing, the Former DMG Shareholders shall have the right to convert the Notes at their election. The maximum amount of the Notes which the Former DMG Shareholders may convert shall not exceed the lower of (i) outstanding principal plus interest accrued on the Notes; and (ii) gross proceeds of the Qualified Financing. The price payable to convert the Notes shall be 80% of (i) the effective per share price in the Qualified Financing; or (ii) the conversion price for the debt or other securities convertible into common shares to be issued in the Qualified Financing; (2) Maturity Date Conversion: we may elect to repay at any time no later than 60 days before the corresponding maturity date. The Former DMG Shareholders shall have the option to, within the 30 days before each maturity date, convert some or all of the Notes, into shares in us at a price which is 80% of the weighted average NASDAQ trading price during the last 90 days before the issuance of a conversion notice in respect of said Notes. The conversion of some or all of the Notes would dilute the ownership interests of our existing shareholders and holders of our ADSs, and could cause the price of our ADSs to decline. In addition, any sales in the public market of the ADSs issuable upon such conversion could adversely affect the price for our ADSs prevailing in the open market.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

We began operations in April 2005. Accordingly, we have a very limited operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It also is difficult to evaluate the viability of our mobile digital television- advertising network on mass transportation systems because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects. In addition, due to our limited operating history and recent additions to our management team, some of our senior management and employees have only worked together at our company for a relatively short period of time. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business.

We have incurred net losses in the past and may incur losses in the future.

We recorded net losses of US$24.0 million, US$31.1 million and US$23.4 million for the years ended December 31, 2013, 2014 and 2015, respectively. We pay media costs, the components of which are detailed in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Cost of Revenues — Advertising Service Costs — Media Costs”, to our local operating partners for operating our advertising business on buses and subways. For both continuing and discontinued operations, media costs constitute a significant portion of our cost of revenues and accounted for approximately 69.6%, 69.9% and 69.5% of our total revenues in the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, in respect of the exclusive agency agreements for our bus platforms, nine were entered into with our direct investment entities and seven were entered into with independent local operating partners. In respect of the exclusive agency agreements for our subway platforms, one agreement was entered into with one of our direct investment entities and all other agreements were entered into with independent local operating partners across five cities in the PRC. Our exclusive agency agreements typically have terms ranging from three  to ten years, and do not contain any renewal provisions. Upon expiration of the exclusive agency agreements, we will discuss renewing the agreements with our local operating partners, and the detailed terms of the new exclusive agency agreements will be negotiated at that time. The exclusive agency agreements cannot be terminated before the expiry of their terms unless agreed by both parties, and any party who initiates early termination of such an agreement is subject to penalty at an amount specified in the agreement. Our media costs each year pursuant to each of these agreements is fixed and is determined upfront at the time when the agreements were signed. We negotiate each of our exclusive agency agreements with our local operating partners on a case-by-case basis and also determine through negotiation the amount of the media costs for each year under the agreement. All of our exclusive agency agreements contain escalation clauses to increase the media costs at pre-determined fixed amounts each year under the agreements, except for (i) two exclusive agency agreements that in aggregate accounted for less than 5% of our media costs and (ii) one exclusive agency agreement that has a fixed media cost for the first six years with an annual increase in the media costs beginning in the seventh year. However, our revenues may fluctuate significantly from period to period due to, among other factors, seasonality, customer loyalty, competition and changes in regulations. If our revenues decrease in a given period, we may be unable to reduce our cost of revenues as a significant portion of our cost of revenues is fixed, which could materially and adversely affect our results of operations, and result in a net loss in that period.

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

In 2009, SARFT promulgated Measures for Administration of Advertisement Broadcasting by Radio and Television, or the 2009 Regulation. The 2009 Regulation became effective on January 1, 2010 and is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total time of advertisements broadcast by a single radio or television station or channel shall not exceed 12 minutes per broadcasting hour. On average, we sold 7.43, 7.94 and 6.71 advertising minutes per broadcasting hour for the years ended December 31, 2013, 2014 and 2015, respectively. Pursuant to the March 2014 Notice, mobile digital television operations must comply with the 2009 Regulation. In which case, our future revenues could be significantly impacted by any action by SARFT to enforce the 2009 Regulation with respect to the mobile digital television industry. Even though our PRC legal counsel has advised us that under relevant PRC laws and regulations, we are entitled to enforce our media contracts against our state-owned local operating partners and there is no limitation on the enforceability of those media contracts, if a regulatory enforcement action were to occur as described above, the total time of advertisements broadcast on our network would be limited. As the annual increase of our media costs is already agreed in certain of our media contracts and such contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the networks of our local operating partners were to be limited, a regulatory limitation on advertising time would limit our potential revenues, while our media costs continue to increase. Our business, advertising service revenue and operating results may thereby be materially and adversely affected.

Our failure to maintain relationships with local television stations or local mobile digital television companies would harm our business and prospects.

Our ability to generate revenues from advertising sales depends largely upon our ability to broadcast advertisements on large mobile digital television networks on mass transportation systems in urban areas. This, in turn, necessitates that we develop and maintain business relationships with local television stations, local mobile digital television companies, local governments, and mass transportation services through which we obtain programming, broadcasting and space for our mobile digital television advertising networks. As of December 31, 2015, we provided advertising services mainly through our network and supplemental subway advertising platform with approximately 88,844 digital displays in 19 cities in China, among which we have entered into exclusive advertising agency arrangements in 19 cities and direct investment arrangements in 11 cities in China. We cannot assure you that we can maintain these relationships on satisfactory terms, or at all. Our local operating partners may unilaterally terminate our agreements prior to those agreements’ expiry if there are events of force majeure or if we have breached the agreements. If we fail to perform our contractual obligations, we will be in breach of our agreement and our local operating partner may unilaterally terminate our agreement. If we fail to maintain relationships with our local operating partners, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

We do not completely control the operations of our direct investment entities; any dispute with a local television station could harm our business.

We operate in 101 cities through direct investment entities formed with local television stations. PRC law provides that the television stations or entities controlled by them must own no less than 51% of the equity interests in any mobile digital television operating company. We own a 49% equity interest in each of those direct investment entities, except for a direct investment entity in Shenzhen in which we own a 25% equity interest and a direct investment entity in Wuxi in which we own a 14% equity interest. Seven out of ten of our direct investment agreements provide that we have the right to appoint the general manager of the direct investment entity, who will be in charge of the entity’s day-to -day operations. The right to appoint the general manager is subject to confirmation by the direct investment entity. Our local operating partners, which include the local television stations Chengdu Television Station, Shenzhen Media Group, Jilin Television Station, Dalian Television Station, Henan Cable Television Network Group Co., Ltd., Hubei Broadcast and Television General Station, Wuxi Broadcast and Television Group, Suzhou Broadcast and Television General Station, Changzhou Television Station and Ningbo Broadcast and Television Group, control broadcasting and are responsible for compliance matters. We cannot assure you that disputes will not arise between us and our local operating partners, or that any such dispute will be resolved in our favor. Further, our interests may differ from those of our local operating partners. We may have to rely on court proceedings to resolve a dispute between us and one or more of our local operating partners. Any litigation will divert our resources, may divert the attention of our senior management, and may result in a judgment against us. If any dispute between us and one or more of our local operating partners were to arise, our business operations could be harmed, and our financial condition and results of operations could be materially and adversely affected.

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

In most of the cities where we operate, our business relationships with local bus companies, or subway companies, or other selected operations are secured and provided by our local operating partners or our direct investment entities. Furthermore, as of December 31, 2015, our operations on the supplemental subway advertising platform in, Beijing, Chongqing, Nanjing and Shenzhen were secured by our agreements with the subway companies in these four cities, respectively. However, we cannot assure you that we and our local operating partners can maintain these relationships with the local bus companies or subway companies on satisfactory terms, or at all, or that the local bus companies or subway companies will not terminate these relationships before their expiration. If we or our local operating partners fail to maintain these relationships, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

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

Our local operating partners have adopted three different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers based on the technology standards that our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, the SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice, which required all of our local operating partners to adopt the National Standard for their mobile digital television operations. In addition, the SARFT issued a notice requiring some of our local operating partners and direct investment entities to complete the adoption of the National Standard by June 30, 2010. As of August 31, 2016, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners in 13 cities (Chengdu China Digital Mobile Television Co., Ltd., Wuxi Guangtong Digital Mobile Television Co., Ltd., Ningbo China Mobile Television Development Co., Ltd., Dalian Mobile Digital Television Co., Ltd., Hubei China Mobile Television Co., Ltd., Liaoning Beifang New Media Co., Ltd., Xiamen Radio and Television Digital Media Co., Ltd., Suzhou China Mobile Television Co., Ltd., Shenzhen Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd., Changsha Guangdian Digital Mobile Television Co., Ltd., Henan Cable China Mobile Television Company Limited and Changzhou China Mobile Television Company Limited) have been upgraded to meet the National Standard, but those in another four cities (Beijing Beiguang Media Mobile Television Co., Ltd., Nanjing Guangdian Mobile Television Development Co., Ltd., Shanxi Dazhong Mobile Television Co., Ltd., and Jilin Mobile Television Co., Ltd.) have not yet completed upgrades and currently do not meet the requirements of the National Standard. As of August 31, 2016, aside from Beijing, our local operating partners in the other three of these four cities have not yet begun the upgrade process, and we and our local operating partners estimate that the upgrade process will take no more than two years to complete once it has begun. The actual amount of time required to complete the upgrade process in any given city depends on a number of factors, including the size of the mobile digital television network in that city, the equipment currently used, the resources available for the upgrade and the schedule for replacing the equipment. Our direct investment entity, Jilin Mobile Television Co., Ltd., and our local operating partners, Beijing Beiguang Media Mobile Television Co., Ltd, Nanjing Guangdian Mobile Television Development Co., Ltd., and Shanxi Dazhong Mobile Television Co., Ltd., will be required to spend significant capital and other resources, including purchasing new equipment, to upgrade their digital television broadcasting infrastructures to meet the requirements of the National Standard. These same three of our local operating partners told us the upgrade process had commenced as of April 9, 2012. Furthermore, the installation of new technology and equipment could cause disruptions to our programming, which in turn may adversely affect our reputation and business. If our local operating partners and direct investment entities do not complete the adoption of the National Standard in a timely manner or at all, or if such adoption requires substantial capital expenditures or other resources, our business, financial condition and results of operations would be materially and adversely affected.

In certain cities, we may be required to obtain approvals in order to continue including non-advertising content in our programs that are transmitted through closed circuit networks. If we are unable to continue to include non-advertising content in our programs, our business and prospects could be adversely affected.

On December 6, 2007, the SARFT issued the Circular regarding Strengthening the Management of Public Audio -Video in Automobiles, Buildings and Other Public Areas, or the SARFT Circular. Under the SARFT Circular, the display of audio-video programs, such as television news, films and television shows, sports, technology and entertainment, through public audio-video systems located in outdoor public places, including automobiles, airports and bus and train stations, must be approved by the SARFT. While the SARFT Circular does not apply to audio-video transmitted through digital broadcast technology, it does apply to audio-video transmitted through closed circuit networks. As a result, we may be required to obtain approvals for certain of our supplemental subway advertising operations. These supplemental subway advertising operations transmit programming through closed video networks rather than through digital broadcast technology and include operations in Beijing (Line 4 and Daxing Line), Shenzhen (Lines 2, 4 and 5, and stations in Line 1), Nanjing (Line 2 and the southern extended line for Line 1) and Chongqing.

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

In March 2016, China pared down its economic growth target to a range of 6.5% to 7.0%. Growth in consumer spending in China have also slowed, which resulted in a corresponding slowdown in advertising spending growth. If there is another deterioration in economic conditions, our revenues, net income and results of operations could be materially adversely affected.

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

The process of developing a relationship with a local television station or its mobile digital television operating company, and then installing digital displays on mass transportation systems can be time -consuming and requires us to commit a substantial amount of resources, from which commitment we may not be able to recognize the benefits we had anticipated.

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

As is customary in the advertising industry in China, we generally do not have exclusive or long -term agreements with our advertising clients. A majority of our agreements have a term of less than one year. Accordingly, we must rely on high -quality services, industry reputation, our network size and coverage, and favorable pricing to attract and retain advertising clients. There is no assurance, however, that we will be able to maintain our relationships with current and/or future clients. In particular, we derive a substantial percentage of our revenues from a small number of advertising clients. For example, our top ten advertising clients in the aggregate accounted for 33.5% of our total revenues for the year ended December 31, 2015. These and our other advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. We have lost client accounts in the past and may lose client accounts in the future. If a substantial number of our advertising clients choose to discontinue their purchases of advertising time from us, we would not be able to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected.

We face significant competition, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete with other mobile digital television advertising companies and other new media advertising companies in China. We compete for advertising clients primarily on the basis of our network size and coverage, locations, prices, range of services and brand name. We also face competition from other mobile digital television advertising network operators for access to the most desirable cities and mass transportation systems in China. Our major competitors include other companies that operate out-of-home advertising media networks such as Focus Media Information Technology Co., Ltd., AirMedia Group Inc., Towona Mobile Digital Co., Ltd. and Bus Online Media Co., Ltd. We also compete for overall advertising spending with other advertising media, such as television, mass transportation posters, billboards, newspapers, radio, magazines and the Internet. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash drives or DVDs.

Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to -entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates the largest mobile digital television advertising network using broadcasting technology. As a result, we face barriers-to -entry to expand our network on the bus platform in Shanghai. In addition, we will face barriers-to -entry as we attempt to expand our out-of-home advertising network to different media platforms, such as in -building displays or large outdoor LED displays, because other companies have already signed exclusive placement agreements to secure the most desirable locations.

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

A substantial majority of our revenues currently derive from our operations in China’s four major cities: Beijing, Shanghai, Guangzhou and Shenzhen. Our advertising revenue in Beijing, Guangzhou and Shenzhen in the aggregate accounted for 62.9% of our total advertising service revenue in 2009. Following the completion of our acquisition of Digital Media Group, we expanded our network to the subway platform in Shanghai and additional subway lines in Beijing and Shenzhen. These four major cities in the aggregate accounted for 65.8%,72.4% and 67% of our total advertising service revenue in 2010, 2011 and 2012, respectively, among which 15.0%,14.2%, 9.7% were from our subway platform in Shanghai. On September 1, 2012, we terminated our exclusive advertising agency agreements with our local operating partner in Shanghai. On September 1, 2014 we terminated our exclusive advertising agency agreements with one of our local operating partners in Beijing, Beijing Beiguang Metro Media Co., Ltd., responsible for our networks in Beijing subway lines 1, 2, 13 and the Batong Line. On November 1, 2014 we terminated our exclusive advertising agency agreements with one of our local operating partners in Guangzhou, Guangzhou Metro Television Co., Ltd., responsible for our networks in the subway lines in Guangzhou. Termination of exclusive advertising agreements with our local operating partners in respect of subways in Shanghai, Beijing and Guangzhou allows us to optimize our cost structure by removing the obligation previously borne by us to spend fixed amounts on media costs with certain of these local operating partners. After terminating these agreements, we changed our business model in these three major media platforms from that of an exclusive agency contract to a non-exclusive contract so that we can continue to sell our advertising products through these media platforms. Our advertising revenue deriving from all of the subway lines in Beijing and Guangzhou in which we operate in the aggregate accounted for 26%, 28.0% and 20.6% of our total advertising service revenue in 2012, 2013 and 2014, respectively. In 2015, we generated 26.6% of our total advertising revenue in Beijing, Guangzhou and Shenzhen through our exclusive advertising agency agreements. We expect in the future to generate a substantial portion of our revenues from these three cities. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or changes in advertising preferences, our mobile digital television network, our supplemental subway advertising platform and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with our remaining local operating partners in these cities (i.e. Beijing Beiguang Media Mobile Television Co., Ltd., Guangzhou Pearl River Mobile Multimedia Television Co., Ltd. and Shenzhen Metro Co., Ltd.), our business, financial condition and results of operations would be materially and adversely affected.

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

In particular, we depend on our sales and marketing team to sell advertising time. We market our advertising services directly to advertisers, as well as to advertising agencies. As of December 31, 2015, we had 208 dedicated sales and marketing personnel to support our sales and marketing efforts. We depend on our sales staff to market our services to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff as our business continues to grow. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel, our sales and marketing efforts may be materially impaired and our business, financial condition and results of operations could be materially and adversely affected.

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

Based on our financial statements, relevant market data, the composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for the year ended December 31, 2015 , although there can be no assurance in this regard. However, if we were to become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we were to become a PFIC, our U.S. investors would become subject to increased tax liabilities under U.S. tax laws and regulations and would become subject to burdensome reporting requirements.

If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or common shares, unless the U.S. investor made a mark-to -market election, the U.S. investor would be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of those ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. investor’s holding period for the ADSs or common shares will be treated as excess distributions. Under these special tax rules:

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

The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated any advertising business outside of China and therefore, we currently do not qualify under PRC regulations to invest in the advertising services industry. In addition, the March 2006 Notice prohibits foreign investment in any mobile digital television company operating in China. We are a Cayman Islands corporation and a foreign legal person under PRC law. Accordingly, our subsidiary, China Digital Technology (Shenzhen) Co., Ltd., or CDTC, which is a wholly -owned foreign enterprise established by us on March 9, 2006, is currently ineligible to apply for the licenses required to provide advertising services directly in China. CDTC is an intermediate holding company that consolidates the operating results generated by our consolidated affiliated entities in a manner that complies with PRC rules and regulations. CDTC is authorized to engage in businesses such as, but not limited to, technical development and technical consultancy services in connection with digital visual and audio equipment. Our advertising business is currently provided pursuant to contractual arrangements with our consolidated affiliated entities in China, which hold the requisite licenses to provide advertising services in China. One of our consolidated affiliated entities, VisionChina Media Group Company Limited, or VisionChina Media Group, is currently owned by Limin Li and Yanqing Liang. We do not have any equity interest in VisionChina Media Group, but we receive economic benefits from it through various contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.” In January 2010, we completed our acquisition of Digital Media Group, which operated and continues to operate its advertising business through its consolidated affiliated entity in China, Beijing Eastlong Advertising. Beijing Eastlong Advertising is currently owned by Qijun Men and Haifeng Wang. Digital Media Group does not have any equity interest in Beijing Eastlong Advertising, but receives economic benefits from it and bears economic risks of it through various contractual arrangements. Our consolidated affiliated entities and their subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been, and expect to continue to be, dependent on our consolidated affiliated entities and their subsidiaries to operate our advertising business.

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

These contractual arrangements enable us to exercise effective control over VisionChina Media Group and its subsidiaries, and to receive substantially all of the economic benefits of VisionChina Media Group and its subsidiaries for a remaining period of 17 years. If VisionChina Media Group fails to comply with its obligations under the foregoing contractual arrangements, such breach may have a material and adverse effect on our financial condition and results of operations. Furthermore, these contractual arrangements enable us to exercise effective control over Beijing Eastlong Advertising and its subsidiaries, and to receive substantially all of the economic benefits of Beijing Eastlong Advertising and its subsidiaries for a remaining period of 10.2 years . If Beijing Eastlong Advertising fails to comply with its obligations under the foregoing contractual arrangements, such breach may have a material and adverse effect on our financial condition and results of operations.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the ‘‘big four’’ accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes- Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six -month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to be not in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China -based, United States -listed companies and the market price of our ADSs may be adversely affected.

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

Historically, our PRC wholly -owned subsidiaries, CDTC and Beijing Eastlong Technology, did not pay dividends to us. The management of our company, its subsidiaries and consolidated variable interest entities, or the Group, believes that the Group will be able to pay dividends to us from CDTC and Beijing Eastlong Technology, but our management does not have any present plan for receiving dividends from our PRC operating subsidiaries, including CDTC and Beijing Eastlong Technology. Currently we plan to retain all of our profits in our PRC subsidiaries and consolidated affiliates, including CDTC and Beijing Eastlong Technology, and to reinvest those profits in for our future business expansion.

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

The Chinese economy has been transitioning from a planned economy to a more market -oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payments of foreign- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity, our access to capital, and our ability to operate our business. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

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

The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with a local SAFE branch before establishing or controlling any company outside of China for the purpose of obtaining capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that hold shares in offshore special purpose companies established before November 1, 2005 were required to register with their local SAFE branch before March 31, 2006. Furthermore, PRC residents are required to file amendments to their registrations with their local SAFE branch if their offshore special purpose companies undergo material events involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long -term equity or debt investments. Such material events also would include an initial public offering by the company. Since May 2007, the SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which guidance provides more specific and stringent requirements on the registration relating to SAFE Circular 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round- trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective on July 1, 2011. This guidance obligates onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report such non-compliance to the local branch of SAFE.

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

To comply with PRC laws, rules and regulations relating to restrictions on foreign investment in and ownership of advertising businesses in China, we currently conduct our operations in China through contractual arrangements with our consolidated affiliated entities and their equity holders. As part of these arrangements, VisionChina Media Group, Beijing Eastlong Advertising and their subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated affiliated entities or any of their subsidiaries undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third- party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

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

Before the EIT Law and its implementation regulations became effective on January 1, 2008, CDTC and VisionChina Media Group, as enterprises located in the Shenzhen Special Economic Zone, were allowed to enjoy a preferential tax rate of 15%, and pursuant to the EIT Law, continued to enjoy the lower rate and gradually transitioned to the new tax rate within five years from 2008 to 2012. VisionChina Media Group’s sales branches located in various cities in the PRC are subject to enterprise income tax at the standard rate of 25% under the EIT Law. Furthermore, in November 2008, VisionChina Media Group was recognized as a “new and high technology enterprise strongly supported by the state” and became entitled to a preferential tax rate of 15% for 2009 and 2010. In October 2011, VisionChina Media Group obtained approval from governmental authorities to be recognized as a state-encouraged new and high technology enterprise from 2011 to 2016, and is entitled to a preferential tax rate of 15% during these six years, subject to an approval from the tax authority at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology has been recognized as a state-encouraged new and high technology enterprise starting from 2010, and this status is valid for a period of three years. As such, the effective EIT rate for Beijing Eastlong Technology was 15% in each of the years 2010, 2011 and 2012, and was 25% in 2013, 2014 and 2015, respectively. Furthermore, one of our operating consolidated affiliated entities in Luzhou in Sichuan province was recognized as a “local government encouraged company” and was entitled to exemption from the enterprise income tax for the years 2008 and 2009, and to reduced tax rates of 7.5%, 7.5%, 7.5%, and 15% for the years 2010, 2011, 2012 and 2013, respectively. The standard EIT rate of 25% was applicable to Beijing Eastlong Technology in 2014. Notwithstanding the standard statutory tax rate of 25%, in 2011, under the direction of the relevant tax authority, one of our operating consolidated affiliated entities, Jiangxi Huashi Media Advertising Co., Ltd., or Jiangxi Huashi, applied a deemed-profit-rate method for its annual tax filings in 2011. Pursuant to the deemed-profit-rate method, Jiangxi Huashi’s taxable income was deemed to be 16% of its revenues generated in 2011. Jiangxi Huashi did not produce any revenue for the year ended December 31, 2015.

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

Circular 82 and Circular 45 issued by the SAT in 2009 and 2011, respectively, or the SAT Notices, provide detailed guidance regarding the definition of “de facto management bodies” and the determination and administration of offshore-incorporated PRC tax residents. Under the SAT Notices, an “offshore - incorporated PRC tax resident” was defined as “an enterprise that is incorporated under the law of a foreign country or territory with a PRC company or PRC corporate group as its primary controlling shareholder whose de facto management bodies are located within the PRC.”

Our board of directors holds regular meetings and makes most of its significant operational, investment, financing and human resources decisions outside of the PRC. In addition, our senior management regularly spends time outside of the PRC developing and managing investor relations. As such, we believe that our “de facto management body” is located outside the PRC, and, accordingly, we believe that it is unlikely that we will be treated as a PRC “resident enterprise” under the EIT Law. Furthermore, we believe that we do not meet the criteria under Circular 82, since Circular 82 only applies to offshore enterprises controlled by PRC enterprises, while none of our major controlling shareholders is a PRC company or PRC corporate group. If we were treated as a “PRC resident enterprise” for PRC tax purposes, we would be subject to PRC tax on our worldwide income at the uniform tax rate of 25%, and our effective net tax rate and results of operations thereby could be materially and adversely affected. However, for the years ended December 31, 2013, 2014 and 2015, our legal entities organized outside of the PRC incurred losses. Therefore, even if our legal entities organized outside the PRC were treated as PRC residents for purposes of the EIT Law, our management believes that such treatment would not have any material impact on our results of operations.

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

The PRC National People’s Congress enacted the Labor Contract Law, which was promulgated on June 29, 2007 and became effective on January 1, 2008, and the amendment to the Labor Contract Law which was promulgated on December 28, 2012 and became effective on July 1, 2013, or the Labor Contract Law Amendment. The Labor Contract Law and the Labor Contract Law Amendment formalize workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions, and specifies standards and procedures for the termination of an employment contract. In addition, the Labor Contract Law and the Labor Contract Law Amendment require statutory severance pay to be paid upon the termination of an employment contract in most cases, including in cases where a fixed-term employment contract has expired. As there has been little guidance as to how the Labor Contract Law and the Labor Contract Law Amendment will be interpreted and enforced by relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law and the Labor Contract Law Amendment may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and the Labor Contract Law Amendment may also limit our ability to effect these changes in a manner that we believe to be most desirable or cost- effective, which could adversely affect our business and results of operations.

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

In addition, the securities markets from time to time have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the securities of some China -based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, without reference to our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies also may negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2015, we had 102,741,977 common shares outstanding, including 79,250,445 common shares represented by 3,962,522 ADSs. Sales of our common shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs. In addition, certain of our shareholders or their transferees and assignees have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain events. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon their registration becoming effective. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

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

On July 14, 2015, in order to fund our working capital and out-of-home interactive media growth initiatives, we entered into a definitive share purchase agreement with China Special Situtations Holdings (1)(BVI) Limited, a leading investment company in the technology, media and telecommunications (TMT) and consumer electronics sectors in China. Pursuant to the share purchase agreement, China Special Situations Holdings (1) (BVI) Limited will purchase our newly issued Common Shares for total consideration of approximately US$9.8 million, at a purchase price of US$12.90 per ADS, or the equivalent of approximately US$ 0.645 per Common Share. The purchase price represents a premium of approximately 7.5% over closing price of the Company’s ADSs for the previous trading day prior to the signing date of the share purchase agreement. Upon closing, China Special Situations Holdings (1) (BVI) Limited will hold approximately 13.0% of our issued and outstanding share capital and will become one of our largest shareholders. As of the date of this report, the transaction has not been consummated due to China Special Situations Holdings (1) (BVI) Limited’s failure to pay the purchase price. The parties are currently in discussion to restructure the transaction.

Pursuant to the share purchase agreement, China Special Situations Holdings (1) (BVI) Limited has also agreed not to sell, transfer or dispose of any Common Shares acquired in this transaction to any third parties for a period of six months after closing of this private placement. In addition, China Special Situations Holdings (1) (BVI) Limited will have the right to appoint one director to the Company’s board of directors after this transaction.

Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through VisionChina Media Group and Beijing Eastlong Advertising. While we do not have any equity interests in the operating entities in China, our relationships with VisionChina Media Group, Beijing Eastlong Advertising and their respective equity holders are governed by a series of contractual arrangements that allow us effectively to control and derive economic benefits from both VisionChina Media Group and Beijing Eastlong Advertising (for the details of these contractual arrangements, please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions —Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries”). Accordingly, we treat VisionChina Media Group and Beijing Eastlong Advertising as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP. All our revenues were derived from VisionChina Media Group for the year ended December 31, 2009. After we completed the acquisition of Digital Media Group in January 2010, Beijing Eastlong Advertising became our consolidated variable interest entity, and substantially all of our revenues for the years ended December 31, 2010 and 2011 were derived from VisionChina Media Group and Beijing Eastlong Advertising. Our assets and those of our subsidiaries mainly include cash, accounts receivables, plants and equipment, intangible assets, investments in consolidated variable interest entities and investments under cost method. The revenues generated by us and our subsidiaries, apart from revenues earned in respect of the relevant contractual arrangements to which CDTC and Beijing Eastlong Advertising are parties, are primarily derived from (1) sales of Passenger Information and Direction Systems, which display information about the subway trains and advertising, to various subway companies in the PRC; (2) sales of equipment used for mobile digital television systems on mass transit systems; and (3) advertising revenue on advertising platforms located outside of the PRC. In the fiscal years ended December 31, 2013, 2014 and 2015, we and our subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 1.5%, 1.3% and 4.9%, respectively, of our total consolidated net revenues derived from third parties and non-consolidated affiliates. As of December 31, 2013, 2014 and 2015, we and our subsidiaries accounted for an aggregate of 20.7%, 21.3% and 26.9%, respectively, of our total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

Other than the above contractual arrangements, our company or CDTC does not have any business relationships with the equity holders of VisionChina Media Group, and our company or Beijing Eastlong Technology does not have any business relationships with the equity holders of Beijing Eastlong Advertising.

In February 2016, our consolidated variable interest entities VisionChina Media Group Co., Ltd. and Shenzhen HDTV Industrial Investment Co., Ltd. (collectively “VisionChina Subsidiaries”) have entered into an equity transfer agreement and a profit compensation agreement to sell all of our subway mobile TV advertising business to Ledman Optoelectronic Co., Ltd. (“Ledman”), a leading manufacturer and distributor of LED products in China, for an aggregate consideration of RMB780 million (US$119 million) (the “Consideration”). Prior to this transaction, VisionChina Subsidiaries completed a restructuring to transfer the subway mobile TV advertising business to VisionChina New Culture Media Co., Ltd. ("New Culture"), an entity wholly owned by VisionChina Subsidiaries. Since January 1, 2016, New Culture has been the operating entity of the subway mobile TV advertising business. Upon the closing of this transaction, Ledman will hold 100% equity interest of New Culture.

Pursuant to the equity transfer agreement, Ledman will pay RMB390 million in cash and the other RMB390 million in the form of 20,774,680 newly issued shares of Ledman (the “Share Consideration”). Upon the completion of this transaction, we, through VisionChina Media Group Co., Ltd. and Shenzhen HDTV Industrial Investment Co., Ltd., will indirectly own approximately 5.6% of Ledman. The Share Consideration will be subject to a 36-month lock-up.

In addition, according to the profit compensation agreement, in the event that the consolidated net profits attributable to the shareholders (excluding extraordinary items) of New Culture in any of the fiscal years 2016, 2017 and 2018 are less than the profit target for such fiscal year - RMB60 million, RMB80 million and RMB100 million, respectively, VisionChina Subsidiaries will compensate Ledman for the deficiency by returning a certain amount of the Share Consideration to Ledman. In the event that the Share Consideration is not sufficient to compensate for such deficiency, VisionChina Subsidiaries are required to pay compensation in cash. The compensation amount will be calculated based on a pre-determined formula and subject to an aggregate cap in an amount equal to the amount of the Consideration.

In July 2016, Ledman advised us that it had submitted to the CSRC an application for suspension of the Transaction pending uncertainties surrounding government regulatory policies pertaining to foreign-listed Chinese companies relisting in China's domestic stock market.

In August 2016, we entered into a new equity transfer agreement and a new profit compensation agreement (the "New Agreements") with Ledman to sell 49% equity interests in New Culture, for an aggregate consideration of RMB382.2 million (the "New Transaction"). Concurrently with signing of the New Agreements, VisionChina Subsidiaries and Ledman agreed to terminate the equity transfer agreement and profit compensation agreement entered into among the parties in February 2016 for sale of all of the Company's subway mobile TV advertising business to Ledman.

Pursuant to the new equity transfer agreement, Ledman will pay RMB382.2 million to acquire 49% equity interests in New Culture. Upon closing of the New Transaction, Ledman will pay an installment of RMB321.2 million in cash to VisionChina Media Group Co., Ltd, and VisionChina Media Group Co., Ltd will be required to use the entire amount of the first installment payment to purchase shares of Ledman held by Ledman's controlling shareholder ("Ledman Shares") through a block trade within five business days after the first installment payment. Within 10 business days (excluding time required for the block trade described above) after the closing of the New Transaction, Ledman will pay the remaining amount of RMB61 million in cash. Upon completion of the transactions contemplated by the new equity transfer agreement, we expect to receive cash proceeds of RMB61 million and indirectly own, through VisionChina Media Group Co. Ltd, a certain amount of Ledman's total outstanding shares. The Ledman Shares will be subject to a lock-up until May 31, 2019 and VisionChina Media Group may not sell or otherwise dispose of more than 75% of the Ledman Shares during the 12 months after the lock-up expires.

According to the new profit compensation agreement, in the event that the consolidated net profits attributable to the shareholders (excluding extraordinary items) of New Culture in any of the fiscal years 2016, 2017 and 2018 are less than the profit target for such fiscal year - RMB60 million, RMB80 million and RMB100 million, respectively, VisionChina Media Group Co. Ltd. will compensate Ledman for the deficiency by returning a certain amount of the Ledman Shares to Ledman. In the event that the Ledman Shares are not sufficient to compensate for such deficiency, VisionChina Media Group Co. Ltd. will be required to pay compensation in cash. The compensation amount will be calculated based on a pre-determined formula and subject to an aggregate cap in an amount equal to the amount of the total consideration for the New Transaction.

We intend to sell the remaining 51% of our equity interests in New Culture, but we have not entered into a definitive agreement as of the date of this report.

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

Principal Capital Expenditures

We had capital expenditures of US$1.5 million, US$2.2 million and US$15.3 million for the years ended December 31, 2013, 2014 and 2015, respectively. In 2013, our capital expenditures were made primarily to acquire digital television displays and related equipment for our network. In 2014 and 2015, we made our capital expenditures primarily to purchase Wi-Fi devices and equipment related to our public transit Wi-Fi network. The digital television displays we acquired have an estimated useful life of five years and Wi-Fi related devices and equipment have useful lives of five years.

As of December 31, 2015, the estimated average remaining useful life of our digital television displays is approximately 2.5 years. We believe that our existing digital television displays and Wi-Fi devices, with cost value of US$15.6 million  as of December 31, 2015, will not become technologically obsolete before the end of their respective useful lives. Therefore we do not expect significant capital expenditure for replacement of digital television displays in 2016.

Our capital expenditures on digital television displays were primarily funded by proceeds from issuance of our common shares, proceeds from bank loans for the years ended December 31, 2013, 2014 and 2015. Our capital expenditures on Wi-Fi devices were primarily funded by proceeds received from capital injection from minor shareholders of our subsidiary engaging in Wi-Fi business for the year ended December 2014 and 2015.

We expect our capital expenditures in 2016 primarily to consist of purchases of Wi-Fi devices as we continue to expand our public transit Wi-Fi network. We believe that we will be able to fund these equipment purchases from our internal cash reserves or fund raised from external investors and we do not anticipate that these obligations will have a material impact on our liquidity needs.

B.	Business Overview

Overview

Based on our number of displays, we believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China. Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through our consolidated affiliated entities. Our relationships with our consolidated affiliated entities and their shareholders are governed by a series of contractual arrangements that allow us effectively to control, and derive substantially all of the economic benefits from, our consolidated affiliated entities. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and in subway trains and on subway platforms that receive mobile digital television broadcasts of real-time content and advertising. We also operate various closed-circuit advertising digital displays on certain subway platforms and in subway trains in Beijing, Chongqing, Nanjing and Shenzhen. As of December 31, 2015, our network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 88,844 displays. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements to meet our clients’ demands.

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

We currently place our digital displays primarily on buses and subways. As many urban areas in China face increasing traffic congestion, many people endure a long average daily commute time. Therefore, we believe that our network offers our clients the advantages of both traditional television and out-of- home advertising media by capturing the attention of the audience in out-of-home locations with real-time broadcasts of programs.

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

As of December 31, 2015, we use the following business models for our advertising operations in China:

•	Exclusive agency model refers to our arrangements, with terms ranging up to 11 years, in 19 cities: Beijing, Changchun, Changsha, Changzhou, Chengdu, Chongqing, Dalian, Guangzhou, Nanjing, Ningbo, Shenyang, Shenzhen, Suzhou, Taiyuan, Tianjin, Wuhan, Wuxi, Xiamen and Zhengzhou. We have entered into an exclusive advertising agency agreement with the partner local mobile digital television company in 4 cities, namely Beijing, Changsha, Chengdu and Guangzhou, that typically gives us the exclusive right to sell all of the advertising time on our local partner’s mobile digital television network located on buses. Our exclusive agency arrangements in Changzhou, Dalian, Suzhou, Wuxi, Xiamen, Zhengzhou, Changchun, Ningbo, Shenyang, Taiyuan and Wuhan that give us the exclusive right to sell a portion of the advertising time do not include sales of advertising time to local advertisers within each respective city. For our supplemental subway advertising operations, we have also entered into exclusive advertising agency agreements with the partner subway authority or partner local mobile digital television company for subway trains and platforms in Beijing, Chongqing, Nanjing and Shenzhen.

•	Direct investment model refers to our arrangements in 11cities, among which we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a noncontrolling equity interest, as well as our arrangement in one city, among which we and a partner local subway authority, or its affiliate, have formed a joint-owned subway television operating company in which we hold a noncontrolling equity interest. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this annual report. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In the majority of our direct investment cities, such as Changchun, Changzhou, Chengdu, Chongqing, Dalian, Ningbo, Suzhou, Wuhan, Wuxi and Zhengzhou, we also have entered into an exclusive agency agreement with our direct investment entities to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time at commercial prices from our direct investment entities and resell them to our advertising clients.

•	Outreach agency model refers to our operations in other cities where we purchase advertising time from an existing mobile digital television company or other advertising service providers outside of our network, either directly or through an agent at the request of our clients. This model works in conjunction with our network arrangements to extend the reach of our advertising operations to cover substantially all of the major advertising markets in China. As of December 31, 2015, we had advertising time purchase agreements with 82 companies engaged in the business of providing mobile digital television advertising on buses and 14 companies engaged in the business of providing mobile digital television advertising on subways.

Through December 31, 2015, 522 advertisers had purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an advertising agent. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent. Our top three brand name advertisers, Ctrip, McDonald’s and Chimelong Group accounted in aggregate for approximately 18.5% of our advertising service revenue for the year ended December 31, 2015. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network. We generated advertising service revenues of US$103.1 million, US$102.4 million and US$74.6 million including continuing and discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively. We incurred net losses attributable to our shareholders of US$24.0 million, US$31.1 million and US$20.4 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Our Advertising Network

As of June 30, 2016, our network and supplemental subway advertising platform covered 15 cities in China. The following map and tables illustrate the geographic scope of our mobile digital television advertising network and supplemental subway advertising platform as of June 30, 2016:

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency	Direct Investment
Beijing Bus(1)	✓
Changchun(2)	✓	✓
Changzhou(3)	✓	✓
Chengdu	✓	✓
Dalian(4)		✓
Guangzhou	✓
Ningbo(5)	✓	✓
Suzhou(6)		✓
Taiyuan(7)	✓
Wuhan(8)	✓	✓
Wuxi(9)	✓	✓
Xiamen(10)	✓
Zhengzhou(11)	✓	✓

(1)	Our exclusive agency arrangement for Beijing Bus gives us the exclusive right to sell a portion of the advertising time on Beijing’s bus mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Beijing, from January 1, 2015.
(2)	Our exclusive agency arrangement in Changchun gives us the exclusive right to sell a portion of the advertising time on Changchun’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Changchun, from July 1, 2014.
(3)	Our exclusive agency arrangement in Changzhou gives us the exclusive right to sell a portion of the advertising time on Changzhou’s mobile digital television network to advertisers, excluding those from Changzhou, from March 5, 2010.
(4)	Our exclusive agency arrangement in Dalian gives us the exclusive right to sell a portion of the advertising time on Dalian’s mobile digital television network to advertisers, excluding those from Dalian, from November 1, 2012 to October 30, 2015. We terminated the exclusive agreement in Dalian on June 30, 2016.
(5)	Our exclusive agency arrangement in Ningbo gives us the exclusive right to sell a portion of the advertising time on Ningbo’s mobile digital television network, excluding sales of advertising time to advertisers from Ningbo.
(6)	Our exclusive agency arrangement in Suzhou gives us the exclusive right to sell a portion of the advertising time on Suzhou’s mobile digital television network, excluding sales of advertising time to advertisers from Suzhou.

(7)	Our exclusive agency arrangement in Taiyuan gives us the exclusive right to sell a portion of the advertising time on Taiyuan’s mobile digital television network, excluding sales of advertising time to advertisers from Taiyuan.
(8)	Our exclusive agency arrangement in Wuhan gives us the exclusive right to sell a portion of the advertising time on Wuhan’s mobile digital television network to advertisers excluding sales of advertising time to advertisers from Wuhan, from April 1, 2014.
(9)	Our exclusive agency arrangement in Wuxi gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network to advertisers, excluding sales of advertising time to advertisers from Wuxi.
(10)	Our exclusive agency agreements in Xiamen give us the exclusive rights to sell a portion of the advertising time on Xiamen’s mobile television network to advertisers, excluding those from Xiamen.
(11)	Our exclusive agency agreements in Zhengzhou give us the exclusive rights to sell a portion of the advertising time on Zhengzhou’s mobile television network from January 1, 2013 to December 31, 2015, excluding sales of advertising time to advertisers from Zhengzhou.

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

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency	Direct Investment
Beijing (two subway lines)(1)	✓
Chongqing(2)	✓	✓
Shenzhen (line 4 of the Shenzhen subway)(3)	✓
Shenzhen (three subway lines)(4)	✓
Tianjin	✓
Nanjing (line 2 and southern extension of line 1)(5)	✓

(1)	Our exclusive agency arrangement in Beijing on our supplemental subway advertising platform gives us the exclusive right to sell all of the advertising time on the television platform in subway line 4 and the Daxing line of the Beijing subway.
(2)	Our arrangements in Chongqing give our direct investment entity the exclusive right to sell all of the advertising time on the television platform in Chongqing’s light rail lines 1, 2 and 3. Our direct investment entity also entered into an exclusive arrangement with us in April 2011 which gives us the exclusive right to sell all of the advertising time on the television platform in Chongqing’s light rail line 2.
(3)	Our exclusive agency arrangement for Shenzhen line 4 gives us the exclusive right to sell all of the advertising time on the television platform in line 4 of the Shenzhen subway.
(4)	In March 2011, we signed an exclusive agency arrangement with Shenzhen subway, which gives us the exclusive right to sell all of the advertising time in subway platforms in line 1, and in subway platforms and subway trains on lines 2 and 5 from July 1, 2011 to June 30, 2016.
(5)	Our exclusive agency arrangements in Nanjing give us the exclusive right to sell all of the advertising time on the television platform in line 2 and in the southern extension of line 1 of the Nanjing subway for a period of ten years starting from May 28, 2010.

Our mobile digital television advertising network and supplemental subway advertising platform include digital displays installed in the mass transportation systems of 19 cities around China as of December 31, 2015. Those digital television displays in our mobile digital television advertising network receive real-time programs broadcast by local television stations on mobile digital television frequencies. The digital television screens in our supplemental subway advertising platform receive programming transmitted through closed circuit digital networks. As of December 31, 2015, our mobile digital television advertising network and supplemental subway advertising platform consisted of approximately 88,844 digital displays.

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

Our advertising network and supplemental subway advertising platform operating under the exclusive agency model in Beijing, Guangzhou and Shenzhen accounted in the aggregate for approximately 65.6% of our advertising service revenue for the year ended December 31, 2015. We entered into exclusive agency agreements with (1) Beijing Beiguang Media Mobile Television Co., Ltd. on October 13, 2006 for a term of ten years and seven months, (2) Guangzhou Zhujiang Mobile Multimedia Information Co., Ltd. on July 26, 2007 for a term of eight years, (3) Shenzhen Metro Group Company Limited on March 15, 2011 for a term of five years and (4) MTR (Shenzhen) Company Limited on April 21, 2010 for a term of seven years.

As of December 31, 2015, according to the typical terms of the exclusive agency agreements:

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

Our Direct Investment Cities

As of December 31, 2015, we operated our mobile digital television advertising network under the direct investment model in nine cities: Changchun, Changzhou, Chengdu, Dalian, Ningbo, Suzhou, Wuhan, Wuxi and Zhengzhou. We also operated our supplemental subway advertising platform under the direct investment model in Chongqing. In these ten cities, in addition to primary installations of digital television displays on buses, subway platforms or subway trains, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Changchun, Dalian, Suzhou, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with a local television station or subway company authorized to operate the digital television network or supplemental subway advertising platforms in that city. Due to regulatory considerations, we typically own 49% of the direct investment entity and our partner owns the other 51%, but in Wuxi we own 14%,. Aside from the arrangements in respect of our direct investment entities in Wuxi, the remaining nine direct investment agreements usually contain the following provisions:

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

We have entered into exclusive agency agreements with our direct investment entities sell all of or a portion of the advertising time on the mobile digital television network controlled by these direct investment entities. These exclusive agency agreements grant us the exclusive right to sell the advertising time on the direct investment network typically for a term ranging from four years to eight years. Under these arrangements, we realize all of the advertising revenues and pay a pre-determined media cost to the direct investment entity. Under this type of contract, the direct investment entity effectively transfers the operational risk to us and enjoys a guaranteed stream of revenues. We believe that the terms of these exclusive agency agreements were negotiated on an arm’s length basis. See “Item 7. — Major Shareholders and Related Party Transactions — B. Related Party Transactions — Exclusive Agency Agreements with Our Direct Investment Entities”.

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

Advertising Clients, Sales and Marketing

Our Advertising Clients

The quality and broad geographic coverage of our mobile digital television advertising network has attracted a broad base of international and domestic advertisers. In 2015, 1,205 advertisers have purchased advertising time on our mobile digital television advertising network or our supplemental subway advertising platform either directly or through an agent. We regularly collaborate with some of the largest global advertising agencies, or 4A agencies, to place advertisements for their clients. We have the ability to place a client’s advertisements in one or more cities, both within and beyond our network, according to their demands. As of December 31, 2015, we have placed advertisements in over 90 cities across China. As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts. Our top three brand name advertisers, Ctrip, McDonald’s and Chimelong Group , accounted in the aggregate for approximately 18.5% of our advertising service revenue for the year ended December 31, 2015. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network.

The following table sets forth a breakdown of our advertisers by industry for the year ended December 31, 2015:

Industry	% of total advertising service revenues
Food, Beverage, Restaurants, Wines and Spirits	35.0%
Tourism	17.4%
IT and Internet	15.0%
Household Products	8.9%
Pharmaceutical and Nutritional Supplements	8.1%
Fashion and Accessories	2.0%
Electronics and Digital Products	2.5%
Others	11.1%

Sales and Marketing

As of December 31, 2015, we employed an experienced advertising sales force of 208 employees. We also engaged consultants to assist with our marketing efforts. In addition to our direct sales force, we also sell our advertising time through third party advertising agencies such as the 4A agencies. We provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about our services, the advantages of using our mobile digital television advertising network as a marketing channel and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions. We believe that our regional coverage teams provide quality service for our advertisers and allow our sales and marketing teams to focus on building close relationships and on staying current on regional market trends. We also market our advertising services from time to time by placing advertisements on our own network.

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

Through June 2016, we, through our consolidated affiliate Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd. ("Qianhai Mobile"), have secured exclusive concession rights for bus Wi-Fi services in 25 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on approximately 35,000 buses under the brand name "VIFI," spanning over 12.0 million commuters and providing over 6.0 million Wi-Fi service sessions per day. We will continue to expand our mobile internet initiative to further expand its national footprint and seek additional opportunities to monetize Wi-Fi traffic in the near term.

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

Programming

The mobile digital television network in each city determines its mixture of programming independently from the others. For our direct investment cities, the direct investment entity exercises direct control over the mixture of programming and advertising, and for our exclusive agency cities, we typically work closely with our partner network to enhance the effectiveness of the advertisements broadcasted. The mobile digital television network broadcasts real- time news and stock quotes, sports highlights and other entertainment programs for most of the time and we use short breaks between these programs to broadcast advertising in order to maximize the effectiveness of our advertising network.

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

Competition

We compete with other advertising companies in China including companies that operate out-of-home advertising media networks such as Focus Media Information Technology Co., Ltd., AirMedia Group Inc., Towona Mobile Digital Co., Ltd. and Bus Online Media Co., Ltd. We also compete with traditional television stations for advertising spending. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other companies that offer to provide advertising through alternative media, such as the Internet, street furniture, billboards, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, magazines and radio. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash drives or DVDs.

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

We face barriers-to-entry in the mobile digital television advertising industry as a result of competition. Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to -entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates one of the largest mobile digital television advertising networks using broadcasting technology. As a result, we face barriers-to-entry to expand our network to the bus platform in Shanghai. In addition, we will face barriers-to -entry to the extent that we expand our out-of-home advertising network to different media platforms, such as in-building displays or large outdoor LED displays, as other companies may have already signed exclusive placement agreements to secure the most desirable locations. These barriers-to -entry may limit our ability to expand our network rapidly in the cities where we already operate and into new cities.

Intellectual Property

Our intellectual property consists of our brand, trademarks and design patents related to some of the equipment we use. As of December 31, 2015, we held seven patents and copyrights issued in the PRC.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of June 30, 2016.

In December 2015, in order to avoid potential share structure issue in future listing of our WIFI business in China’s capital market, including but not limited to the National Equities Exchange and Quotations ("NEEQ"), we proposed to sell 47.04% equity interests in Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd. ("Qianhai Mobile), one of our subsidiaries, to a company controlled by Mr. Limin Li, our co-founder, chairman of our board of directors and our chief executive officer, subject to approval of our board of directors (the “Proposed Transaction”). As we wished to enter into the Proposed Transaction before the next meeting of our board of directors, we decided to seek our board of directors’ approval through written resolutions of the directors. We erroneously believed that we only need a majority of our directors to execute the written resolutions in order for the resolutions to become effective.  As such, after the written resolutions intended to approve the Proposed Transaction (the “Written Resolutions”) were executed by all but one of our directors, we erroneously believed that the Written Resolutions had become effective.  Based on such erroneous belief, we entered into an equity transfer agreement (the “Equity Transfer Agreement”) with Shenzhen Champ Elysee Investment Co, Ltd. (“Shenzhen Champ Elysee”) in January 2016, and pursuant to the agreement, we registered the transfer of 47.04% equity interests in ("Qianhai Mobile”) to Shenzhen Champ Elysee with the responsible local government agency in China in the same month.

In later January 2016, we noticed that Article 104 of our articles of association provides that, “A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted” and realized that the Written Resolutions were never effective as they were not signed by all of our directors. Our failure to receive an effective board resolution with respect to the Proposed Transaction had made the Equity Transfer Agreement voidable by Shenzhen Champ Elysee.  Having reached these legal conclusions, Shenzhen Champ Elysee and we agreed that the Equity Transfer Agreement should be canceled.  As such, we and Shenzhen Champ Elysee reversed all actions taken for the Proposed Transaction, including registering the transfer of 47.04% equity interests in Qianhai Mobile back to us with the responsible local government agency in China, in March 2016.

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

The primary hardware required for operating our business comprises digital television displays, mobile digital television receivers, speakers and other related equipment that we use in our mobile digital television advertising network. We also purchase Wi-Fi devices and equipment to build and operate our public transit Wi-Fi network. We purchase such devices and equipment from third party manufacturers who build these components according to our specifications. As there are several other qualified alternative suppliers for our equipment, our obligation to our current suppliers is not exclusive. We have never experienced any material delay or interruption in the supply of our equipment.

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

Overview

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. As of December 31, 2015, our mobile digital television advertising network consists primarily of our digital television displays installed on buses and subways. As of December 31, 2015, our mobile digital television advertising network and supplemental subway advertising platform covered 19 cities in China and consisted of approximately 87,844 digital displays. We generate revenues by selling advertising time on our network and our supplemental subway advertising platform and from sales of advertising equipment to our direct investment entities.

We experienced significant revenue growth, and the size of our network grew significantly after the commercial launch of our advertising network in 2005. In 2008, we acquired six advertising agency businesses and integrated their customer bases and strong sales teams into our operations. In January 2010, we completed our acquisition of Digital Media Group and expanded our advertising network to include various subway lines in China, the Shanghai bus shelter network and the Hong Kong Airport Express Line. We have expanded our operations through three different types of arrangements that consist of our exclusive agency model, our direct investment model and our outreach agency model.

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

As we continue to expand our network, we expect to face a number of challenges. Entering into a new market requires us to develop a contractual relationship with the local television station or its mobile digital television affiliate, so expansion into new cities may require an extended amount of time. To the extent we expand our network beyond mass transportation systems, we may compete directly with other companies that have already occupied many of the most desirable locations in China’s major cities. In addition, we must react to continuing technological innovations in our industry and changes in the regulatory environment. In connection with the required compliance with the National Standard for mobile digital television, our direct investment entities and our local operating partners will need to upgrade digital television displays in their networks to conform with the National Standard. Currently, we are not able to estimate accurately the amount and timing of capital expenditures required to upgrade to the National Standard. We have implemented a number of measures to address these anticipated challenges: (i) we had a special team of nine employees as of December 31, 2015 focusing on business development and expansion of our network; (ii) our management maintains an active dialogue with the relevant regulatory authorities to stay current on new developments and to ensure compliance with all current laws and regulations; and (iii) we purchase digital television displays and other related equipment with easily upgradable components to minimize the capital expenditures required to upgrade our network in response to technological or regulatory changes in our industry.

Through June 2016, we, through our consolidated affiliate Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd. ("Qianhai Mobile"), have secured exclusive concession rights for bus Wi-Fi services in 25 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses, which represent an increase compared to same period in the previous year.

Continuing Operations Overview.

Our continuing operations consist of the following reporting units: (i) our advertising agency business of our digital mobile television network on buses and (ii) our public transit Wi-Fi network:

Revenues — Continuing Operations

We had total revenues of US$54.0 million, US$52.7 million and US$41.5 million for the years ended December 31, 2013, 2014 and 2015, respectively. We generate revenues from sales of advertising time on our mobile digital television advertising network and Wi-Fi portal on buses. We principally derive our advertising service revenue from sales of advertising time between programs and certain infomercials, and we also have generated revenues from sales of our digital television displays to our local operating partners, which sales we refer to as our advertising equipment revenue. The following table sets forth a breakdown of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advertising Service Revenue	53,558,824	99.1	52,209,283	99.1	37,971,760	91.6
Advertising Equipment Revenue	484,977	0.9	463,177	0.9	2,092,026	5.0
Wi-Fi revenue	—		—		1,400,187	3.4
Total Revenues from continuing operations	54,043,801	100.0	52,672,460	100.0	41,463,973	100.0

Advertising Service Revenue — Continuing Operations

We derive the majority of our advertising service revenue from sales of advertising time between the programs on our mobile digital television advertising network. Our advertising service revenues accounted for 99.1%, 99.1%, and 91.6% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Factors that Affect Our Advertising Service Revenue

•	Advertising Time. The total advertising time available across all of our cities determines our total capacity and affects our advertising service revenue. Any future expansion of our network or non-broadcast advertising platform into new cities will increase the total advertising time available across all of our cities and affect our advertising service revenue. Geographic expansion of our network also allows us to attract more advertising clients by providing greater geographic coverage and exposure.

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

•	Actual Price of Advertising Time. The price that we actually charge our clients for our advertising time directly affects our advertising service revenue. The listed prices for advertising time on our network and supplemental subway advertising platform vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly across different regions in China. In accordance with standard industry practice, we offer discounts to our clients on an individual basis, so the actual price we charge for our advertising time after taking into account any discounts will affect our advertising service revenue.

•	Demand for advertising time on our network. The demand for our advertising time directly affects the actual price of our advertising time and is affected by a variety of factors, including general and economic conditions and certain special events that may cause significant changes in the number of riders in the mass transportation systems of our network cities. Special national and international events, such as the Olympic Games or the Asian Games, may affect the actual prices of our advertising time. Such special events may draw more viewers to our real-time broadcasts, making our advertising network more effective. Conversely, any adverse events, such as an outbreak of an airborne disease or public safety concerns, may impact usage of mass transportation systems and have an adverse effect on the actual prices of our advertising time. Demand for our advertising services also varies according to the time of day, with higher demand typically during morning and evening commute times. Demand for advertising time on our network may also be impacted by corresponding demand on other advertising outlets such as traditional television.

•	Number of displays in each city. The number of displays in each of our cities affects the actual prices of our advertising time in that city. An increase in the number of displays will reach a larger audience and make advertisements more effective. We expect that the actual prices of our advertising time will increase as the number of displays increases.

•	Quality of programs. The quality of the programs broadcast on our network and supplemental subway advertising platform affects the actual prices of our advertising time. Programs that attract the attention of our audience will make our advertising platform more effective. Our ability to locate, edit and provide suitable programs that appeal to our intended audience will affect the actual prices of our advertising time. We have undertaken steps to increase the quality of programs broadcast on our network by providing suggestions to the local television stations that provide the programs.

•	Programming to Advertising Ratio. The mixture of programming to advertising that gets broadcasted on our network affects our advertising service revenue. Broadcasting an optimal mix of advertising and programs will maximize our total revenues.

•	Maximizing sales of soft advertisements. We began sales of soft advertising in July 2007, and our ability to maximize sales of soft advertisements such as advertisements embedded within the programs and sponsorships of the programs on our network will allow us to realize additional revenues from the time reserved for broadcasts of programs. Increasing our sales of such advertisements is expected to help increase our average revenue per hour.

Advertising Equipment Revenue — Continuing Operations

We derived a portion of our total revenues from sales of digital television displays or passenger information and direction system, or PIDS, to certain of our local operating partners, including our direct investment entities. We record these revenues as advertising equipment revenue. We source digital television displays and related equipment from third-party suppliers and sell them to our direct investment entities in order to ensure consistent quality of the equipment used in our network and to achieve cost efficiency for our local operating partners. Our advertising equipment revenue represented 0.9%, 0.9%, and 5.0% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. We generally set the price of our advertising equipment at the unit procurement cost plus an additional markup. Since sales of equipment in China require the payment of value added tax, or VAT, at a rate of 17%, we record our advertising equipment revenue excluding the VAT payments. We expect that advertising equipment revenue in future periods will not constitute a significant portion of our total revenues because we expect our advertising service revenue to grow faster than our advertising equipment revenue.

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

Cost of Revenues — Continuing Operations

Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment. The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total revenues from continuing operations	54,043,801	100.0	52,672,460	100.0	41,463,973	100.0
Cost of revenues:
Advertising service costs	48,335,638	89.4	58,073,338	110.3	39,119,233	94.3
Advertising equipment costs	513,095	1.0	538,517	1.0	1,825,994	4.4
Wi-Fi costs	—	—	—	—	5,166,698	12.5
Total cost of revenues from continuing operations	48,848,733	90.4	58,611,855	111.3	46,111,925	111.2
Gross profit (loss) from continuing operations	5,195,068	9.6	(5,939,395)	(11.3)	(4,647,952)	(11.2)

Advertising Service Costs

Our cost of revenues related to the offering of our advertising services consists of media costs, depreciation, business taxes and surcharges, amortization of intangible assets and other operating costs.

Media Costs. Our media costs represented the largest component of our cost of revenues and accounted for approximately 63.1%, 69.0%, and 80.3% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Our media costs primarily comprise:

•	payments to our exclusive agency partner companies under our contractual arrangements to purchase advertising time on their networks;

•	payments to our direct investment entities under our contractual arrangements to purchase advertising time; and

•	payments to mobile digital television companies and other advertising service providers outside of our network, either directly or through third- party advertising agencies, to purchase advertising time pursuant to the requests of our advertising clients.

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

Depreciation. Depreciation for our digital television displays accounted for 2.8%, 1.9%, and 0.9% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Our depreciation expense only consists of depreciation for the displays directly owned by us but not the displays owned by our direct investment entities. Generally, we capitalize the acquisition cost of our digital television displays and recognize depreciation on a straight-line basis over the term of the useful lives of those display assets, which we estimate to be five years. The primary factors affecting our depreciation include the number of digital television displays in our network, the unit cost of each of our displays and the remaining useful life of our displays. We expect our depreciation expense to increase in future periods as a result of expanding our network by adding more displays.

Business Taxes and Surcharges. Our business taxes and surcharges accounted for 1.2%, 1.4%, and 0.6% of our total revenues for years ended December 31, 2013, 2014 and 2015, respectively. Prior to January 1, 2012, the total amount of our advertising service revenues was subject to business tax. Business taxes and surcharges generally include the 5% business tax and 3% surcharges that our PRC operating subsidiary must pay for revenues generated from advertising services provided in China after deduction of allowable media costs. The government implemented a VAT reform pilot program which replaced the business tax with value -added tax on selected sectors including the advertising sector, in Shanghai effective from January 1, 2012, in Beijing effective from September 1, 2012, and in Shenzhen effective from November 1, 2012. As of August 1, 2013, the VAT reform program had been effectively expanded to all regions of the PRC. The VAT rate applicable to our subsidiaries and variable interest entities is 6% as compared to the 5% business tax rate which was applicable prior to the reform. With adoption of the VAT reform program, our advertising service revenues and deductible media costs are recorded net of VAT. From 2013 onward, business tax and surcharges only includes those surcharges levied by relevant government authorities.

Amortization of Intangible Assets. In connection with our acquisition of Digital Media Group in January 2010, we recorded concession contracts acquired from Digital Media Group as intangible assets. The cost of these intangible assets was measured as the fair value of the concession contracts, estimated at US$90.9 million as of the acquisition date, and is amortized over its expected useful life of nine years using the straight-line method. The amortization of such intangible assets is recorded within advertising service costs and accounted for nil, nil, and nil of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

Other Operating Costs. Our other operating costs primarily comprise salaries and other expenses in relation to the maintenance, development and expansion of our network and costs for producing advertising content. Other operating costs accounted for 18.4%, 38.3%, and 9.0% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Decrease in other operating costs was mainly attributable that a non-cash non-recurring contingent penalty provision of approximately US$10.4 million resulting from the early termination of our exclusive advertising agency agreement with Guangzhou Metro Television Co., Ltd. was recorded in 2014. There was no such expense in 2015.

Advertising Equipment Costs

Our advertising equipment costs comprise the amounts we pay to our third-party suppliers for the digital television displays or the related equipment for PIDS that we sell to our local operating partners, as well as costs related to installation and post-delivery support. Our advertising equipment costs accounted for 0.9%, 1.0%, and 4.4% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. The major factors affecting our advertising equipment costs include the number of digital television displays or PIDS we sell and the unit cost that we pay for the assembly of each piece of equipment.

Wi-Fi Costs

Our Wi-Fi costs primarily comprise concession costs we pay to local bus companies to secure rights to install Wi-Fi devices. We also purchase mobile data package from local telecommunication carriers to render free mobile internet services to the passengers using our public transit Wi-Fi network.

Operating Expenses — Continuing Operations

Our operating expenses comprise selling and marketing expenses, general and administrative expenses, and impairment loss on intangible assets and goodwill. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total revenues from continuing operations	54,043,801	100.0	52,672,460	100.0	41,463,973	100.0
Gross profit/(loss) from continuing operations	5,195,068	9.6	(5,939,395)	(11.3)	(4,647,952)	(11.2)
Operating expenses
Selling and marketing expenses	22,235,707	41.1	12,612,949	23.9	10,660,024	25.7
General and administrative expenses	9,078,104	16.8	13,352,143	25.3	9,038,056	21.8
Research and development	—	—	—	—	1,378,083	3.3
Contingent loss in connection with litigation	2,149,903	4.0	—	—	—	—
Total operating expenses from continuing operations	33,463,714	61.9	25,965,092	49.2	21,076,163	50.8

Selling and Marketing Expenses. Our selling and marketing expenses primarily comprise salaries and benefits for our sales staff, marketing and promotional expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 41.2%, 23. 9%, and 25.7% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. We maintained strict cost control measures to control our sales and marketing expenses to strengthen our operational efficiency. Our sales force serving for our continuing operation had 131 employees as of December 31, 2015, compared to 220 employees as of December 31, 2014 and 280 employees as of December 31, 2013. We decreased the number of our sales and marketing employees as a result of focusing on acquire advertising spending on blue chip customers.

General and Administrative Expenses. Our general and administrative expenses primarily comprise salaries and benefits for management, accounting and administrative personnel, office rentals, allowance for doubtful accounts receivable, depreciation of office equipment, professional service fees, maintenance, utilities and other office expenses. General and administrative expenses accounted for 16.8%, 25.3%, and 21.8% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Increase in general and administrative expenses in 2014 was due primarily to the increase of provision for doubtful debts totaling US$7.7 million and additional personnel we hired. Decrease in general and administrative expenses in 2015 was due primarily to less doubtful debt provision. We expect that our general and administrative expenses will decrease in future periods as we continue to strengthen cost control.

Research and Development Expenses. Our research and development expenses primarily comprise salaries, benefits and other auxiliary expenses for employees dedicated to technology and product development for public transit Wi-Fi network. We did not incur research and development expenses in 2013 and 2014.

Contingent Loss in Connection with Litigation. We recorded contingent losses of US$2.1 million, nil, and nil in 2013, 2014 and 2015 respectively, in connection with interest expenses related to the overdue consideration payable to the Former DMG Shareholders.

Contingent loss in 2013 was recorded based on our then-current assessment of the probable outcome of litigation with the Former DMG Shareholders. As litigation with the Former DMG Shareholders was settled by an agreement entered into on April 30, 2014, we do not expect to incur any further loss in respect of this litigation in future periods.

Government Grants and Subsidies — Continuing Operations

We received grants totaling US$2.8 million, US$4.2 million, and US$0.1 million in 2013, 2014 and 2015, respectively, from local governments to subsidize our (i) being qualified as a “cultural enterprise”; (ii) costs expensed for various inventions in connection with mobile digital television receiver devices; (iii) usage of airtime for social public services; and (iv) being qualified as an enterprise eligible for subsidies of bank borrowing interest expenses.

In the future, we expect to receive government grants and incentives from time to time. If we believe that any of our group entities meet relevant criteria in order to receive government grants or incentives, we plan to take the initiative to apply for such grants or incentives. However, the receipt of any incentive or grant is subject to review and approval by relevant government authorities.

Share of profit/(loss) of Equity Method Investees — Continuing Operations

Our equity investments primarily comprise our investments in our eleven direct investment entities that we account for using the equity method as of December 31, 2015. We expect our income from our existing equity method investees to increase as they continue to improve monetization from local advertising agency business.

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

Share-based Compensation

Our share-based compensation expenses are recognized in respect of share options and other stock awards granted to our employees and consultants. We allocate our share-based compensation expenses to cost of revenues, general and administrative expenses or selling and marketing expenses, depending on the role of the person receiving the options under our 2006 Share Incentive Plan, or the 2006 Plan. We have reserved 8,000,000 common shares for issuance under the 2006 Plan. As of December 31, 2015, there were 1,409,060 share options and 574,567 restricted shares outstanding to employees and consultants. Our total share-based compensation expenses accounted for 1.6%, 1.1%, and 0.4% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Before the new EIT Law and its implementation regulations became effective on January 1, 2008, both VisionChina Media Group and CDTC, as enterprises located in the Shenzhen Special Economic Zone, were allowed to enjoy a preferential enterprise income tax rate of 15%. In addition, since VisionChina Media Group has been recognized as a “culture enterprise,” VisionChina Media Group received a full exemption from the EIT from 2006 to 2008. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be subject to a 15% enterprise income tax rate. VisionChina Media Group was designated as a “new and high technology enterprise strongly supported by the state” in November 2008 and, as a result, was subject to an enterprise income tax rate of 15% during 2009 and 2010. In October 2011, VisionChina Media Group obtained approvals from relevant governmental authorities to be recognized as a state-encouraged new and high technology enterprise in 2011, 2012 and 2013, and obtained similar approvals in August 2014 for the years 2014, 2015 and 2016. During this six year period from 2011 to 2016, VisionChina Media Group is entitled to a preferential tax rate of 15%, subject to approval from the tax authority at the end of each year. In accordance with a circular issued in December 2010, Beijing Eastlong Technology was recognized from 2010 as a state-encouraged new and high technology enterprise, and this status was valid for a period of three years. Accordingly, the effective EIT rate applicable to Beijing Eastlong Technology was 15%, 15%, 25%, 25%, and 25% in the years 2011, 2012, 2013, 2014 and 2015, respectively. Furthermore, one of our operating subsidiaries in Luzhou in Sichuan province was recognized as a “local government encouraged company” and was entitled to exemption from the enterprise income tax for the years ended December 31, 2008 and 2009, and subject to a reduced tax rate of 7.5% for the years 2010, 2011 and 2012. This operating subsidiary in Luzhou was subject to tax rates of 15%, 25% and 25% in the years 2013, 2014 and 2015, respectively.

Under the new EIT Law, effective as of January 1, 2008, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that currently are receiving preferential tax treatments granted by relevant tax authorities. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that currently are entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise was not profitable by the end of December 2007, a two-year exemption from enterprise income tax was granted for the period between the time the enterprise becomes profitable and December 31, 2009. According to the implementation regulations, during the transition period, the effective enterprise income tax rate applicable to CDTC was 18%, 20%, 22%, 24%, 25% , 25%, 25% and 25% in the years 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, respectively. As a result, we expect our income tax expenses to increase in future years compared with our historical periods.

Our effective EIT tax rate was 1.4%, negative 0.5% and nil for the years ended December 31, 2013, 2014 and 2015, respectively. The difference between our effective EIT tax rate and the uniform EIT tax rate of 25% in the PRC is attributable primarily to the following factors: (1) the effect of tax exemptions and tax concessions granted to our subsidiaries and variable interest entities in the PRC; (2) the effect of operating losses that could not be carried forward to offset tax liabilities in future years; (3) tax expenses arising from items that are not deductible or not taxable for income tax purposes (for example, impairment loss on goodwill); and (4) changes in valuation allowances against our deferred tax assets.

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

Discontinued Operations Overview.

We did not prepare nor are required to prepare separate financial statements for discontinued operations. To assist readers to evaluate the discontinued operations, particularly the assets held for sale to Leman or other potential interested buyers, we have included certain operation and financial measures of discontinued operations. Our discontinued operations consist of our mobile digital television network on our supplemental subway advertising platform. The following table sets forth operating result of our discontinued operations for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Advertising service revenue	50,697,547	100.0	51,128,541	100.0	37,519,190	100.0
Advertising service cost	(41,974,817)	82.8	(44,173,428)	86.4	(24,883,087)	66.3
Gross profit	8,722,730	17.2	6,955,113	13.6	12,636,103	33.7
Operating expenses
Selling and marketing expenses	(5,039,274)	9.9	(4,889,498)	9.6	(3,871,035)	10.3
General and administrative expenses	(258,269)	0.5	(3,010,454)	5.9	(1,394,838)	3.7
Share of profit from an equity method investee	16,805	—	55,831	0.1	18,991	0.1
Interest income	63	—	65	—	299	—
Net income/(loss) from discontinued operations	3,442,055	6.8	(888,943)	(1.7)	7,389,520	19.7

Advertising service revenue — Discontinued Operations

For our discontinued operations, we generate revenues primarily from the sale of advertising time slots on our mobile digital television network on our supplemental subway advertising platform. We derive most of our revenue from sale of the advertising time to unrelated third party advertisers. Our advertising service revenue policies for discontinued operations are substantially consistent with those for continuing operations. See “Business overview” and “—Advertising Service Revenue—Continuing Operations” above

Advertising service cost — Discontinued Operations

Our cost of revenues for our discontinued operations consists of costs directly related to our advertising services on our supplemental subway advertising platform. Our cost of revenues for discontinuing operations related to the offering of our advertising services consists of media costs paid to our local operating partners or subway authorities; depreciation costs of the digital display and other PIDS equipment and other cost items, including staff salaries and costs of maintenance materials.

Operating expenses — Discontinued Operations

General and administrative expenses for discontinued operations consist of substantially the same items as for continuing operations. General and Administrative expenses increased in 2014 was primarily due to an increase of provision for doubtful debt.

Selling and Marketing. Our selling and marketing expenses for discontinued operations consist of substantially the same items as for continuing operations. The changes during the reporting periods were approximately in proportion to the increase in revenue from discontinued operations.

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

We evaluate the recoverability of our accounts receivable primarily based on the ages of receivables and factors surrounding the credit risks of specific customers. We regularly analyze our customer accounts, and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial positions, we record a reserve for bad debts to reduce the related receivables to the amount we reasonably believe is collectible. If circumstances related to specific customers change, our estimates of the recoverability of receivables will be further adjusted. In the event that our accounts receivable become uncollectible, we record additional adjustments to receivables to reflect the amounts at net realizable value. We recorded allowances for doubtful debt for continuing operation in amounts of negative US$0.1 million, US$6.0 million and US$3.0 million within general and administrative expenses in 2013, 2014 and 2015, respectively, representing negative 0.3%, 11.5% and 7.9% as a percentage of our total revenues from continuing operations in that year. As of December 31, 2013, 2014 and 2015, we had allowances for doubtful debt of US$9.5 million, US$15.5 million and US$2.5 million, respectively. Increase in provision for doubtful debts in 2014 reflects our assessment of credit risk during the current period of slower economic growth in China. We assess allowances for doubtful debts based on our review of aging data and credit risks of specific customers. We had charged off account receivables of US$0.03 million, nil and US$15.2 million in 2013, 2014 and 2015, respectively, as we had exhausted all means of collection. We believe that the balance of allowances for doubtful accounts receivable is sufficient to reflect the recoverability of our accounts receivable. We do not expect allowances for doubtful accounts, which are charged to our consolidated statement of operations, to increase significantly as a percentage of our total revenues in future years. We also do not expect our allowances for doubtful accounts to have a significant impact on our liquidity or capital resources.

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

Our ability to continue as a going concern

When assessing our ability to continue as a going concern, our management must make judgments and estimates about various aspects of our business, including the following:

•	plans to raise new funds, restructure our debt, sales of remaining equity interest of our subway mobile TV business and reorganize our capital structure;

•	the timing and amount of cash flows from operating activities;

•	plans to reduce and delay our expenditures;

•	our ability to comply with various debt covenants; and

•	the present and future regulatory, business, credit and competitive environment in which we operate.

These factors individually and collectively will have a significant effect on our financial condition and results of operations and on our ability to generate sufficient cash to repay our indebtedness as it becomes due.

Other Factors Affecting Our Results of Operations

In addition to the factors discussed above, our reported results also are affected by fluctuations in the value of the Renminbi against the U.S. dollar. This is because our reporting currency is the U.S. dollar, while the Renminbi is the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business. In 2013, the Renminbi appreciated against the U.S. dollar by approximately 3.1%. In 2014, the Renminbi depreciated 2.5% against the U.S. dollar. In 2015, the Renminbi depreciated 4.4% against the U.S. dollar . The PRC government is still under significant international pressure to liberalize its currency policy or to adopt a more flexible policy, which could result in further and more significant volatility in the value of the Renminbi against the U.S. dollar. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information,” “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

Results of Operations for Continuing Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2013	2014	2015
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data
Revenues:
Advertising service revenue	53,558,824	52,209,283	37,971,760
Advertising equipment revenue	484,977	463,177	2,092,026
Wi-Fi revenue	—	—	1,400,187
Total revenues	54,043,801	52,672,460	41,463,973
Cost of revenues:
Advertising service costs	(48,335,638)	(58,073,338)	(39,119,233)
Advertising equipment costs	(513,095)	(538,517)	(1,825,994)
Wi-Fi cost	—	—	(5,166,698)
Total cost of revenues	(48,848,733)	(58,611,855)	(46,111,925)
Gross profit /(loss)	5,195,068	(5,939,395)	(4,647,952)
Operating expenses	(33,463,714)	(25, 965,092)	(21,076,163)
Government grants	2,783,085	4,165,627	135,381
Share of (losses)/profits from equity method investees	(93,217)	(57,777)	410,467
Dividend income	128,611	254,759	44,827
Gain on settlements of consideration payable	—	1,800,047	—
Impairment loss on a cost method investee	—	—	(808,304)
Impairment loss on investments under equity method	—	—	(537,939)
Other operating income	1,307	—	—
Operating losses	(25,448,860)	(25,741,831)	(26,479,683)
Interest income	418,673	307,007	116,894
Interest expense	(1,425,625)	(4,569,207)	(5,964,443)
Change in fair value through profit and loss	—	157,518	(562,738)
Other (expenses)/income	(669,018)	(587,937)	176,790
Net loss from continuing operations before income taxes	(27,124,830)	(30,434,450)	(32,713,180)
Income tax expense	(373,584)	(142,554)	—
Net loss from continuing operations after income taxes	(27,498,414)	(30,577,004)	(32,713,180)
Net loss attributable to noncontrolling interest	88,489	388,732	1,923,314
Net loss from continuing operations	(27,409,925)	(30,188,272)	(30,789,866)
Net profit/(loss) from discontinued operations	3,442,055	(888,943)	7,389,520
Net loss attributable to VisionChina Media Inc. shareholders	(23,967,870)	(31,077,215)	(23,400,346)
Net loss per common share from continuing operations:
Basic	(0.27)	(0.30)	(0.30)
Diluted	(0.27)	(0.30)	(0.30)
Net profit/(loss) per common share from discontinued operations:
Basic	0.03	(0.01)	0.07
Diluted	0.03	(0.01)	0.07
Net loss per common share:
Basic	(0.24)	(0.31)	(0.23)
Diluted	(0.24)	(0.31)	(0.23)
Weighted average number of shares used in computation of net loss per share:
Basic	101,495,442	101,601,913	102,353,956
Diluted	101,495,442	101,601,913	102,353,956
Share-based compensation expenses during the related periods included in:
Cost of revenues	73,225	72,778	48,988
Selling and marketing expenses	379,246	107,404	4,761
General and administrative expenses	389,819	390,499	130,065

Comparison of Years Ended December 31, 2015 and December 31, 2014

Total Revenues from continuing operations. Our total revenues decreased to US$41.5 million in 2015 from US$52.7 million in 2014.

•	Our advertising service revenue decreased to US$38.0 million in 2015 from US$52.2 million in 2014. This decrease was due to decrease in advertising spending of small and medium size local advertisers as a result of our strategic move to scale down operation on bus network to focus marketing on high margin international and national advertisers in certain exclusive agencies cities.

•	We generated advertising equipment revenue of US$2.1 million in 2015, compared to US$0.5 million in 2014.

•	We generated adverting revenues from our public transit Wi-Fi network of US$1.4 million in 2015, compared to nil in 2014.

Cost of Revenues from continuing operations. Our cost of revenues decrease to US$39.1 million in 2015 from US$58.1 million in 2014.

•	Our media costs decreased to US$33.3 million in 2015 from US$36.3 million in 2014. The decrease in our media costs was due primarily to enhancement of the cost structure of our bus mobile TV business..

•	Our depreciation expenses decreased to US$1.0 million in 2015 from US$1.5 million in 2014.

•	Our business tax decreased to US$0.2 million in 2015 from US$0.7 million in 2014.

•	Our other operating costs related to the provision of advertising service revenue mainly comprise salaries and expenses related to the installation and maintenance of displays in our network, and costs of content production. These other operating costs decreased to US$3.7 million in 2015 from US$20.2 million in 2014. This decrease in other operating costs was attributable mainly to a non-recurring contingent penalty provision of approximately US$10.4 million resulting from the early termination of our exclusive advertising agency agreement with Guangzhou Metro Television Co., Ltd. recorded in 2014. There was no such item in 2015.

•	Our advertising equipment costs increased to US$1.8 million in 2015 from US$0.5 million in 2014 due to increasing sales of mobile digital television equipment in 2015.

•	Our costs related to our public transit Wi-Fi business was US$5.2 million in 2015.

Gross Profit from continuing operations As a result of the foregoing, our gross loss from continuing operation was US$4.6 million in 2015, compared to gross loss US$5.9 million in 2014.

Operating Expenses from continuing operations. Our operating expenses decreased to US$21.1 million in 2015 from US$26.0 million in 2014.

•	Selling and Marketing Expenses. Selling and marketing expenses decreased to US$10.7 million in 2015 from US$12.6 million in 2014. Our selling and marketing expenses decreased primarily as a result of decrease in staff number of our salesforce.

•	General and Administrative Expenses. General and administrative expenses decreased to US$9.0 million in 2015 from US$13.4 million in 2014 as a result of decrease in provision in doubtful debts.

Share of Loss from Equity Method Investees from continuing operations We recorded share of profits from equity method investees of US$0.4 million in 2015, compared to share of loss of US$58 thousand in 2014.

Operating Losses from continuing operations As a result of the foregoing, our operating losses increased to US$26.5 million in 2015 from US$25.7 million in 2014.

Interest Income from continuing operations Our interest income decreased to US$0.1 million in 2015 from US$0.3 million in 2014.

Interest Expenses from continuing operations Our interest expenses increased to US$6.0 million in 2015 from US$4.6 million in 2014 as a result of increase in interest arising from the convertible notes issued to Former DMG Shareholders.

Income Taxes from continuing operations We recognized income tax expense of nil in 2015, compared to income tax expense of US$0.1 million in 2014.

Net Loss Attributable to Noncontrolling Interest . Our net loss attributable to noncontrolling interest amounted to US$1.9 million in 2015, compared to net loss attributable to noncontrolling interest of US$0.4 million in 2014.

Net Loss Attributable to VisionChina Media Inc. Shareholders. As a result of the foregoing, net loss attributable to our shareholders decreased to US$20.4 million in 2015 from US$23.4 million in 2014.

Comparison of Years Ended December 31, 2014 and December 31, 2013

Total Revenues from continuing operations. Our total revenues decreased to US$52.7 million in 2014 from US$54.0 million in 2013.

•	Our advertising service revenue decreased to US$52.2 million in 2014 from US$53.6 million in 2013. This slight decrease was due to a slight decrease in advertising spending by advertisers exercising greater caution in light of slower economic growth in China during 2014.

•	We generated advertising equipment revenue of US$0.5 million in 2014, compared to US$0.5 million in 2013.

Cost of Revenues from continuing operations. Our cost of revenues increased to US$58.6 million in 2014 from US$48.5 million in 2013.

•	Our media costs increased to US$36.3 million in 2014 from US$34.1 million in 2013. The increase of our media costs was due primarily to increase of concession cost in certain bus cities according to the exclusive agencies agreements.

•	Our depreciation expenses decreased to US$1.0 million in 2014 from US$1.5 million in 2013.

•	Our business tax increased to US$0.7 million in 2014 from US$0.6 million in 2013.

•	Our other operating costs related to the provision of advertising service revenue mainly comprise salaries and expenses related to the installation and maintenance of displays in our network, and costs of content production. These other operating costs increased to US$20.2 million in 2014 from US$9.9 million in 2013. This increase in other operating costs was attributable mainly to a non-recurring contingent penalty provision of approximately US$10.4 million resulting from the early termination of our exclusive advertising agency agreement with Guangzhou Metro Television Co., Ltd.

•	Our advertising equipment costs were US$0.5 million in 2013 and remained constant at US$0.5 million in 2014.

Gross Profit/Loss from continuing operations. As a result of the foregoing, our gross loss was US$5.9 million in 2014, compared to gross profit US$5.2 million in 2013.

Operating Expenses from continuing operations. Our operating expenses decreased to US$26.0 million in 2014 from US$33.5 million in 2013.

•	Selling and Marketing Expenses. Selling and marketing expenses decreased to US$12.6 million in 2014 from US$22.2 million in 2013. Our selling and marketing expenses decreased primarily as a result of measures to reduce the cost of our sales and marketing activities.

•	General and Administrative Expenses. General and administrative expenses increased to US$13.4 million in 2014 from US$9.1 million in 2013 as a result of the increased provision for doubtful debts.

•	Contingent Loss in Connection with Litigation. We did not record any contingent loss in connection with litigation in 2014. In 2013, we recorded a contingent loss of US$2.1 million in connection with litigation. This decrease in contingent loss was due primarily to the settlement of litigation between us and the Former DMG Shareholders.

Share of Loss from Equity Method Investees from continuing operations. We recorded share of loss from equity method investees of US$57.8 thousand in 2014, compared to share of loss of US$93.2 thousand in 2013.

Operating Losses from continuing operations. As a result of the foregoing, our operating losses increased to US$25.7 million in 2014 from US$25.4 million in 2013.

Interest Income from continuing operations. Our interest income decreased to US$0.3 million in 2014 from US$0.4 million in 2013.

Interest Expenses from continuing operations. Our interest expenses increased to US$4.6 million in 2014 from US$1.4 million in 2013 as a result of interest payments to the Former DMG Shareholders.

Income Taxes from continuing operations. We recognized income tax expense of US$0.1 million in 2014, compared to income tax expense of US$0.4 million in 2013.

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

Results of Operations for Discontinued Operations

Comparison of Years Ended December 31, 2015 and December 31, 2014

Net Revenue for Discontinued Operations. Our net revenue decreased to US$37.5 million in 2015 from $51.1 million in 2014. This decrease was due to decrease in advertising spending of small and medium size local advertisers as a result of our strategic move to scale down operation on subway network to focus marketing on high margin international and national advertisers in Beijing and Guangzhou.

Cost of Revenues for Discontinued Operations. Our cost of revenues decrease to US$24.9 million in 2015 from US$44.2 million in 2014 as a result of substantial cut off of media cost of certain concession contracts of our supplemental subway platform.

Gross Profit for Discontinued Operations. As a result of the foregoing, our gross loss from continuing operation was US$12.6 million in 2015, compared to gross loss US$7.0 million in 2014. Our gross margin was 33.7% in 2015 compared to 13.6% in 2014.

Selling and Marketing Expenses for Discontinued Operations. Selling and marketing expenses decreased to US$3.9 million in 2015 from US$4.9 million in 2014 as a result of decrease in staff number of our salesforce.

General and Administrative Expenses for Discontinued Operations. General and administrative expenses decreased to US$1.4 million in 2015 from US$3.0 million in 2014 as a result of decrease in provision in doubtful debts.

Net Loss for Discontinued Operations. As a result of the foregoing, net income for discontinued operations was US$7.4 million in 2015 and net loss for discontinued operations was US$0.9 million in 2014.

Comparison of Years Ended December 31, 2014 and December 31, 2013

Net Revenue for Discontinued Operations. Our net revenue slightly increased to US$51.1 million in 2014 from $50.7 million in 2013.

Cost of Revenues for Discontinued Operations. Our cost of revenues increase to US$44.2 million in 2014 from US$42.0 million in 2013.

Gross Profit for Discontinued Operations. As a result of the foregoing, our gross profit from discontinued operation was US$7.0 million in 2014, compared to gross profit US$8.7 million in 2013. Our gross margin was 13.6% in 2014 compared to 17.2% in 2013.

Selling and Marketing Expenses for Discontinued Operations. Selling and marketing expenses decreased to US$4.9 million in 2014 from US$5.0 million in 2013.

General and Administrative Expenses for Discontinued Operations. General and administrative expenses increased to US$3.0 million in 2014 from US$0.3 million in 2013 as a result of increase in provision in doubtful debts.

Net Loss/Profit for Discontinued Operations. As a result of the foregoing, net loss for discontinued operations was US$0.9 million in 2014 and net income for discontinued operations was US$3.4 million in 2013.

B.	Liquidity and Capital Resources

Our liquidity needs include (i) net cash used in operating activities, which cash comprises (a) cash required to fund the initial build-out and continued expansion of our network and (b) our working capital needs, which include payment of our operating expenses and financing of our accounts receivable; (ii) net cash used to invest in our direct investment entities; and (iii) redemption of the convertible notes issued to the Former DMG Shareholders in April 2014 to settle the remaining consideration for our acquisition of Digital Media Group. To date, we have financed our liquidity needs primarily through proceeds from the issuance of our preferred shares, proceeds from our public offerings, long -term borrowings from financial institutions and cash flows from operations.

As of December 31, 2015, we had US$8.5 million in cash and cash equivalents. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts. We believe that our current cash on hand, expected cash flows from operations, available credit facilities from financial institutions and proceeds from sale of our subway mobile TV business will be sufficient to meet our anticipated cash needs for at least the next 12 months.

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

As of December 31, 2015, aggregate undistributed earnings of our subsidiaries and variable interest entities located in the PRC that were available for distribution to us was nil. We intend to have such undistributed earnings of our subsidiaries and variable interest entities, if any, indefinitely reinvested, and accordingly, no provision has been made for withholding taxes on PRC dividends that otherwise would be due and payable upon our receipt of such dividends. However, the actual amount of earnings which may be distributed to us from our subsidiaries and VIEs in the PRC could vary in parallel with restrictions and procedures specified by relevant tax authorities and the SAFE.

We incurred net losses attributable to our shareholders of US$24.0 million, US$31.1 million and US$20.4 million in 2013, 2014 and 2015, respectively. We intend to maintain our current policies for collections of accounts receivable, which generally stipulates a grace period not to exceed 180 days after the month in which the advertisement was displayed. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. We currently rely on our cash on hand and on deposit as well as cash generated from operating activities to fund our liquidity needs. However, we may need additional cash resources in the future if our business conditions change or if we experience other developments. We also may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or to obtain additional short-term or long-term bank financing. Any issuance of equity securities could cause dilution in our shareholders’ holdings. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us, or that financing will not be available at all.

	For the Year Ended December 31,
	2013	2014	2015
	(US$)
Net cash (used in) provided by operating activities	(8,994,630)	(6,330,251)	2,872,465
Net cash provided (used in) by investing activities	790,626	(1,832,641)	(15,253,570)
Net cash provided by (used in) financing activities	17,061,076	(10,737,568)	6,379,340
Effect of changes in exchange rate	1,079,906	(564,346)	(4,813,186)
Net increase (decrease) in cash and cash equivalents	9,936,978	(19,464,806)	(10,814,951)
Cash and cash equivalents, beginning of year	29,012,381	38,949,359	19,484,553
Less: cash and cash equivalents in assets held for sale	(16,425)	(17,818)	(127,712)
Cash and cash equivalents, end of year	38,932,934	19,466,735	8,541,890

Operating Activities

Our net cash used in operating activities amounted to US$9.0 million, US$6.3 million in 2013 and 2014 Our net cash provided by operating activities amounted US$2.9 million in 2015.

Investing Activities

In 2015, our net cash used in investing activities amounted to US$15.3 million which resulted from acquisition of bus Wi-Fi devices.

Our net cash used in investing activities amounted to US$1.8 million in 2014, which resulted from a US$12.0 million payment of upfront cash to settle litigation with the Former DMG Shareholders and a US$2.2 million payment to acquire fixed assets offset by US$12.4 million cash received from withdrawals of restricted cash deposited with Bank of China (Macau Branch).

Our net cash provided by our investing activities amounted to US$0.8 million in 2013, which primarily comprised a withdrawal of restricted cash in an amount of US$2.5 million and payment for fixed assets acquisition of US$1.5 million.

Financing Activities

In 2015, our net cash provided by financing activities amounted to US$6.4 million, which primarily comprised US$10.2 million investment proceeds received from new investors of Qianhai Mobile.

Our net cash used in financing activities amounted to US$10.7 million in 2014, which primarily comprised a repayment of US$14.0 million to Bank of China (Shenzhen Branch).

Our net cash provided by financing activities amounted to US$17.1 million in 2013, which primarily comprised net proceeds received from bank loans.

Working Capital Deficit

We incurred net losses of US$24.0 million, US$31.1 million and US$23.4 million for the years ended December 31, 2013, 2014 and 2015, respectively. During the year ended December 31, 2015, we had cash inflow of operations of US$2.8 million. During the year ended December 31, 2014, we experienced negative cash flow of operations of US$6.3 million.

We have taken or in process of taking a number of initiatives to improve our liquidity:

•	We have successfully negotiated with CCB(SZ) and will continue to negotiate with other banks to obtain revolving bank facilities to ensure the our bank borrowings can be renewed on an on-going basis. On February 22, 2016, we entered into another RMB80 million (equivalent to US$12.2 million) secured revolving credit facility granted by CCB (SZ) with interest rate in a range between 99.615% to 102.66% of the Loan Prime Rate in the PRC.

•	We have entered into an equity transfer agreement and a profit compensation agreement to sell 49% equity interest of New Culture, our operating subsidiary of subway mobile TV business, to Ledman. Pursuant to the equity transfer agreement, Ledman will pay RMB61 million in cash and the other RMB321.2 million in cash with restriction that such cash need to be used for purchasing the shares of Ledman from a major shareholders of Ledman.

•	We are actively negotiating with potential buyers to dispose the remaining 51% equity interest in New Culture.

•	We are actively negotiating with the holders of convertible promissory notes to extend the payments of the overdue amounts of $55.9 million.

•	We have taken or in process of taking a number of initiatives to reduce costs and improve working capital management. We have been negotiating with a number of vendors, including vendors of concession right contracts, for them to provide us with lower prices or more favorable payment terms in order to achieve cost savings. We decided to postpone a substantial portion of its planned capital expenditures for the next twelve months. In addition, We has implemented measures to more closely monitor the collection of receivable balances with an aim to improving liquidity.

We expect that, taking into account our plan to sell all of our equity interests in New Culture, adequate sources of liquidity will exist to fund our working capital and capital expenditure requirements and to meet our short term debt obligations, other liabilities and commitments as they become due.

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

Capital Expenditures

We had capital expenditures of US$1.5 million, US$2.2 million and US$15.3 million for the years ended December 31, 2013, 2014 and 2015, respectively. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network and, we also made capital expenditures to purchase Wi-Fi devices and equipment for our public transit Wi-Fi network. We expect our capital expenditures in 2016 primarily to consist of purchases of Wi-Fi devices as we continue to expand our public transit Wi-Fi network. We believe that we will be able to fund these equipment purchases from our internal cash reserves or fund raised from external investors and we do not anticipate that these obligations will have a material impact on our liquidity needs.

In connection with required compliance with the National Standard for mobile digital television, we may need to incur additional capital expenditures in order to upgrade our mobile digital television receivers. As of June 30, 2016, with the exception of Beijing, our local operating partners in four other cities have not yet begun this upgrade process. Under our exclusive advertising agency agreements, we are responsible for a portion of such expenditures in three of these four cities: Taiyuan, Nanjing and Changchun. The total cost of upgrading this equipment to conform with the National Standard in these three cities is expected not to exceed RMB4.0 million. However, we and our local operating partners have not yet determined how we will allocate of these upgrade expenses. We believe that these capital expenditures would not materially affect our liquidity. For more details on required compliance with the National Standard, please refer to “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry — A significant portion of the mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently does not meet newly adopted PRC national standards for mobile digital television operations. We will be required to spend significant capital and other resources to upgrade the existing digital television broadcasting infrastructure of our local operating partners in order to meet these new national standards, which expenditures could materially and adversely affect our business, financial condition and results of operations.”

Recently Issued Accounting Pronouncements

In April 2015, FASB issued ASU 2015-03 “Interest - Imputation of Interest” on simplifying the presentation of the debt issuance costs so as to reduce complexity. This ASU requires that debt issuance cost related to a recognized debt liability be deducted directly from the carrying amount of the debt liability, consistent with the debt discount, when presenting in the balance sheet. However, the recognition and measurement for debt issuance costs is not affected by the amendments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years and early adoption is permitted. FASB requires that the amendments of this update should be applied retrospectively to all prior periods presented in the financial statements. Management does not expect the adoption of this ASU would have a material impact on our consolidated financial statements.

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on our consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 “Income Taxes-Balance Sheet Classification of Deferred Taxes”, which is intended to simplify the presentation of deferred income taxes. This ASU requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The guidance is effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all. Management is currently assessing the potential impact of adopting this guidance on our consolidated financial statements.

In January 2016, FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This ASU amends the accounting for equity investments, the presentation of certain fair value changes for financial liabilities measured at fair value and certain disclosure requirements associated with the fair value of financial instruments. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2017, with early adoption permitted under certain circumstances. Management is currently assessing the potential impact of adopting this guidance on our consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 “Leases”, which outlines the recognition of right-of-use assets and lease liabilities by lessees for virtually all leases. The guidance is effective for interim and fiscal years beginning after December 15, 2018, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on our consolidated financial statements.

In March 2016, FASB issued ASU 2016-09 “Compensation - Stock Compensation”, which is intended to simplify certain aspects of the accounting for share-based payment award transactions. The guidance is effective for fiscal years beginning after December 15, 2016, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on our consolidated financial statements.

In March 2016, FASB issued ASU 2016-07 “Investments - Equity Method and Joint Ventures”, which is intended to simplify the equity method of accounting. The guidance is effective for fiscal years beginning after December 15, 2016, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on our consolidated financial statements.

In August 2016, FASB issued ASU 2016-15 “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”, which is intended to provide specific guidance on the certain eight cash flow classification issues included in the amendments in this Update. The guidance is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on our consolidated financial statements.

In March 2016, FASB issued ASU 2016-09 “Compensation - Stock Compensation”, which is intended to simplify certain aspects of the accounting for share-based payment award transactions. The guidance is effective for fiscal years beginning after December 15, 2016, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In March 2016, FASB issued ASU 2016-07 “Investments - Equity Method and Joint Ventures”, which is intended to simplify the equity method of accounting. The guidance is effective for fiscal years beginning after December 15, 2016, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In August 2016, FASB issued ASU 2016-15 “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”, which is intended to provide specific guidance on the certain eight cash flow classification issues included in the amendments in this Update. The guidance is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements

C.	Research and Development

We did not make significant expenditures on research and development activities in 2013 or 2014. We increased research and development activities and incurred increased relevant expenditures in 2015 due to our public transit Wi-Fi initiative. We expect to continue to increase expenditures in research and development in Wi-Fi sector.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our total revenues, net loss, profitability, liquidity or capital resources, or that caused the financial information disclosed to be not necessarily indicative of future operating results or financial conditions.

E.	Off - Balance Sheet Arrangements

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$)	(US$)	(US$)	(US$)	(US$)
Long-term purchase agreements	62,270,000	23,660,000	22,803,000	10,388,000	5,419,000
Operating lease obligations	2,424,545	1,467,402	940,873	16,270	—
Short -term bank loan	9,243,995	9,243,995	—	—	—
Convertible promissory notes	58,000,000	58,000,000	—	—	—
Total contractual obligations	131,938,540	92,371,397	23,743,873	10,404,270	5,419,000

We have entered into several agreements under our exclusive agency model to purchase advertising time from local mobile digital television companies typically for a period of five to ten years. As of December 31, 2015, future minimum purchase commitments under these agreements totaled approximately US$62.3 million.

Operating lease obligations represent leasing arrangements relating to the lease of our office premises.

G.	Safe Harbor

This annual report contains forward -looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward -looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward -looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward -looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward -looking statements include, among other things, statements relating to:

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

The forward -looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward -looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of June 30, 2016.

Name	Age	Position/Title
Limin Li	55	Chairman of the Board of Directors, Chief Executive Officer
Yan Wang	38	Chief Financial Officer
Wei Liu	49	Chief Operating Officer
Haijun Liu	53	Chief Development Officer
Arthur Wong (1)(2)(3)	56	Independent Director
Jie Chen (1)(2)(3)	36	Independent Director
Xisong Tan(1)(2)(3)	68	Independent Director
Zhen Xiong	33	Director

(1)	Audit committee member
(2)	Compensation committee member
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

Yan Wang has been our chief financial officer since August 2012. Mr. Wang was our senior vice president from February 2012 to August 2012, vice president of finance from January 2011 to February 2012, and senior financial controller from December 2009 to January 2011. Mr. Wang joined us in April 2009 as a full -time employee. Before joining VisionChina Media, Mr. Wang was an audit manager with KPMG, an independent public registered accounting firm. From 2001 to 2009, he worked in the audit department in the Guangzhou office of KPMG for eight years, and has led the audit engagements for SEC registrants, including both audits of U.S. GAAP financial statement and audits of internal control over financial reporting. Mr. Wang received a bachelor’s degree of arts from Guangdong University of Foreign Studies in 2001.

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

Haijun Liu has been our chief development officer since July 2008. Mr. Liu was the general manager of Beijing Beiguang Media Mobile Television Advertising Co., Ltd., a wholly -owned subsidiary of our company from October 2006 to January 2009. From August 2005 to October 2006, Mr. Liu was general manager of Jilin Mobile Television Co., Ltd., a direct investment entity of our company. From 1996 to 2005, he was general manager of Shenzhen Huali Electronic Co., Ltd. Mr. Liu received a bachelor’s degree and a master’s degree in electronic materials from Xi’an Jiaotong University in 1985 and 1991, respectively.

Arthur Wong has been a director of our company since December 2011. He is the Chief Financial Officer of Beijing Radio Cultural Transmission Company Limited. He currently also serves as an independent director of Daqo New Energy Corp, China Automotive Systems, Inc. and Sky Solar Holdings, both of which are listed on the NASDAQ, and Petro-king Oilfield Services Limited and China Maple leaf Educational Systems Limited, both of which are listed on the Hong Kong Stock Exchange. Mr. Wong served as chief financial officer for Asia New-Energy, Nobao Renewable Energy and GreenTree Inns Hotel Management Group sequentially. From 1982 to 2008, Mr. Wong worked for Deloitte Touche Tohmatsu in Hong Kong, San Jose and Beijing over various periods of time, most recently as a partner in the Beijing office. Mr. Wong received a bachelor’s degree in applied economics from the University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Jie Chen has been a director of our company since May 2016. Mr. Chen currently serves as deputy general manager of the Investment Banking Division in Guotai Junan Securities Co., Ltd., a position he has held since September 2015. From November 2007 to September 2015, Mr. Chen worked at the Shenzhen Stock Exchange serving in various roles as follows: from February 2015 to September 2015, he served as a member of the Stock Issuance Registration System Reform Working Group; from February 2014 to February 2015 he was seconded to the China Securities Regulatory Commission (“CSRC”) to serve in the Department of Public Offering Supervision; from February 2013 to February 2014 he worked in the Preparatory Group of Refinancing, Mergers and Acquisitions; from January 2011 to February 2013, he was seconded to the CSRC to serve on the Public Offering Review Committee; from November 2007 to December 2010 he served in the initial public offering department. Mr. Chen earned his doctorate degree in business management, master’s degree in agricultural economic management and bachelor’s degree in finance from the Zhongnan University of Economics. He conducted his post doctorate research in applied economics at the Chinese Academy of Fiscal Sciences.

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

Zhen Xiong has been a director of our company since June 2015. Mr. Xiong brings more than 10 years of experience in the Internet sector. He currently serves as the vice general manager of the mobile application distribution business unit of the Mobile Service Business Group of Baidu. Prior to joining Baidu, Mr. Xiong held several senior positions at Xunlei Limited (“Xunlei”), including head of product research, regional sales general manager and general manager of its national strategy center. Prior to joining Xunlei, Mr. Xiong was a founding member and project manager of Baidu's MP3 and video search business.

The business address for all of our executive officers and directors is 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, the People’s Republic of China.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation paid to our executive officers, including all directors, was approximately US$0.3million. For options granted to officers and directors, see “—2006 Share Incentive Plan.”

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

Termination and Amendment . Unless terminated earlier, our 2006 Share Incentive Plan will expire after ten years. Our board of directors has the authority to amend or terminate our 2006 share incentive plan subject to shareholder approval to the extent necessary to comply with applicable laws. Shareholders’ approval is required for any amendment to the 2006 share incentive plan that (i) increases the number of common shares available under the 2006 Share Incentive Plan, (ii) permits our board of directors to extend the exercise period for an option beyond ten years from the grant date, or (iii) results in a material increase in benefits or a change in eligibility requirements.

Our board of directors has only granted options to participants in our 2006 Share Incentive Plan. As of December 31, 2015, there were 1,983,627 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$4.00 per share and restricted shares, and there were 936,120 common shares available for future issuance upon the exercise of future grants under our 2006 Share Incentive Plan. The following table summarizes, as of December 31, 2015, the outstanding options granted to our directors and executive officers and other individuals as a group.

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

Committees of the Board of Directors

Audit Committee

Our audit committee currently consists of Arthur Wong, Xisong Tan and Jie Chen. Our board of directors has determined that each of Arthur Wong, Xisong Tan and Jie Chen satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Mr. Wong is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee currently consists of Arthur Wong, Xisong Tan and Jie Chen. Our board of directors has determined that each of Arthur Wong, Xisong Tan and Jie Chen satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Ms. Tan is the chairperson of our compensation committee. Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and making recommendations to our board of directors with respect to the total compensation package for our three most senior executives;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long -term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Arthur Wong, Xisong Tan and Jie Chen . Our board of directors has determined that each of Arthur Wong, Xisong Tan and Jie Chen satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Ms. Tan is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	selecting and recommending to the board of directors nominees for election or re -election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board with respect to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•	periodically advising the board of directors on significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

As of December 31, 2013, 2014, and 2015, we had 642, 523, and 443 full-time employees, respectively. As of December 31, 2015, we had 87 employees in management and administration, 208 in sales and marketing, 87 in network maintenance and development and 61 in research and development.

None of our employees is represented by a labor union or other collective bargaining agreements. Since our establishment, we have never experienced a strike or other disruption of employment. We believe that we have good relationships with our employees.

The remuneration packages for our employees include salary, bonus, stock options, other cash benefits and benefits in -kind. In accordance with applicable PRC regulations, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund. Our total contributions for such employee benefits required by applicable PRC regulations amounted to US$1.7 million, US$1.5 million and US$2.0 million for the years ended December 31, 2013, 2014 and 2015, respectively.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 31, 2016 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our common shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Limin Li(3)(5)	18,180,967	17.5
Yan Wang	*	*
Haijun Liu	*	*
Zhen Xiong	*	*
Arthur Wong	*	*
Xisong Tan	*	*
Jie Chen	*	*
All directors and executive officers as a group(4)	18,613,447	17.6
Principal Shareholders:
Front Lead Investments Limited (5)	18,180,967	17.5
Focus Media Holding Limited (6)	15,331,305	14.8

*	Upon exercise of all options granted, would own beneficially less than 1.0% of our outstanding common shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)	The calculations assume there are 102,121,144 common shares issued and outstanding as of April 28, 2015. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this date of this annual report on Form 20-F, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(3)	Includes 17,780,967 common shares owned by Front Lead Investments Limited, a British Virgin Islands company, and 400,000 common shares issuable upon the exercise of options granted to Front Lead Investments Limited that are exercisable within 60 days of this date of this annual report on Form 20-F.
(4)	Includes common shares held by all of our directors and executive officers as a group and common shares issuable upon the exercise of all of the options that are exercisable within 60 days of this date of this annual report on Form 20-F held by all of our directors and executive officers.
(5)	Malte International Holdings Limited is the sole shareholder and sole director of Front Lead Investments Limited. The Li Liu Family Trust, an irrevocable trust, is the sole shareholder of Malte International Holders Limited. HSBC International Trustee Limited is the trustee of the Li Liu Family Trust with Limin Li as the settlor. Certain family members of Limin Li are beneficiaries of the Li Liu Family Trust. The business address of HSBC International Trustee Limited is Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands and the business address of Mr. Li is c/o VisionChina Media Inc., 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.
(6)	Includes 15,331,305 common shares held by Focus Media Holding Limited, a limited liability company incorporated in the Cayman Islands whose American Depositary Receipts were traded on the Nasdaq Global Market under the symbol “FMCN”. In May 2013, Focus Media Holding Limited went private and was delisted from the Nasdaq Global Market. The mailing address of Focus Media Holding Limited is Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

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

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2013, 2014 and 2015.

Transactions with Our Direct Investment Entities

Agreements to Purchase Advertising Time from and Sell Advertising Equipment to Our Direct Investment Entities

Under our arrangements with our local operating partners, we are responsible for the procurement of equipment for some of our direct investment entities and other local operating partners, such as digital displays and digital television receivers. We sell the advertising equipment to these local operating partners (including our direct investment entities) at negotiated prices and record the sales of advertising equipment as advertising equipment revenue on our financial statements. We had advertising equipment revenue of US$0.5 million, US$0.5 million and US$2.1 million for the years ended December 31, 2013, 2014 and 2015, respectively, of which US$1.1 million, US$0.3 million and US$0.3 million represents the sales of advertising equipment to our direct investment entities in each of these three years.

We also purchase advertising placement services from our direct investment entities at negotiated prices. For the years ended December 31, 2013, 2014 and 2015, we paid amounts of US$0.6 million, US$33 thousand and US$77 thousand, respectively, to our direct investment entities for advertising placement services.

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

We entered into an exclusive agency agreement with Suzhou China Digital Mobile Television Co., Ltd., or Suzhou VisionChina Media Group, in September 2009. This exclusive agency agreement granted us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Suzhou to advertisers that are not from Suzhou for a term from October 1, 2009 to December 31, 2013. Under the agreement, we paid a pre- determined media cost each year to Suzhou VisionChina Media Group. Suzhou VisionChina Media Group was responsible for installing additional digital television displays on the buses of the Suzhou public transportation companies that had entered into agreements with Suzhou VisionChina Media Group. The terms of this exclusive agency agreement were negotiated on an arm’s length basis. In December 2013, we renewed our exclusive agency agreement with Suzhou VisionChina Media Group. The renewed agreement grants us the right to sell advertising time on our network in Suzhou to advertisers that are not from Suzhou for a term from January 1, 2014 to December 31, 2015.

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

Transactions with Affiliated Companies of Limin Li

Lease and Loan with Meidi Zhiye

We rented office space from Shenzhen Meidi Zhiye Development Co., Ltd., a former equity holder of VisionChina Media Group, or Meidi Zhiye, for the office space of our headquarters and VisionChina Media Group. The terms of the lease were negotiated on an arm’s length basis. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Meidi Ziye’s equity interest and is the chairman of Meidi Zhiye. The rental expenses totaled US$0.3 million, US$0.4 million and US$0.4 million in 2013, 2014 and 2015, respectively.

Transactions with Champs Elysees

In 2013, 2014, and 2015, VisionChina Media Group paid office decoration charges of US$4,446, US$377,079, and US$473,332, respectively, to Champs Elysees Renovations Co., Ltd., or Champs Elysees Renovations. In 2013, 2014, and 2015, VisionChina Media Group also paid property management fees and utility expenses of US$53,355, US$59,973, and US$$56,925, respectively, to Champs Elysees Management Co., Ltd. Limin Li’s wife is the chairwoman of Champs Elysees Renovations.

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

Business Cooperation Agreement. Pursuant to the business cooperation agreement entered into on February 22, 2005 by and between Beijing Eastlong Technology and Beijing Eastlong Advertising, Beijing Eastlong Advertising shall operate an out-of-home advertising platform and sell advertisements or value - added -services on that platform, which it may do by setting up joint ventures with third parties or by other feasible means. The cooperation method by which Beijing Eastlong Technology and Beijing Eastlong Advertising engage in business projects shall vary, with Beijing Eastlong Technology either providing technology and consulting services to Beijing Eastlong Advertising, Beijing Eastlong Advertising subletting work to Beijing Eastlong Technology, or Beijing Eastlong Technology and Beijing Eastlong Advertising jointly engaging in projects, depending on PRC legal and regulatory requirements, including qualification or licensing requirements, and the requirements of third-party project owners. Under each cooperation method, Beijing Eastlong Technology and Beijing Eastlong Advertising shall receive 90% and 10%, respectively, of the project profits, and each shall be reimbursed, as applicable, for its out-of-pocket expenses. Beijing Eastlong Technology shall be the exclusive and sole cooperating partner of Beijing Eastlong Advertising, and Beijing Eastlong Advertising shall not engage in any business other than that which it conducts in cooperation with Beijing Eastlong Technology without Beijing Eastlong Technology’s prior written consent. The term of this agreement commences on February 22, 2005 and remains effective in perpetuity unless and until such time as the agreement is terminated or Beijing Eastlong Technology ceases to exist. This agreement can be terminated (i) by both parties’ mutual consent, (ii) if either party is declared legally bankrupt and the other party requests that the agreement be terminated, or (iii) if Beijing Eastlong Technology is unable to provide any services to Beijing Eastlong Advertising for more than three years due to force majeure.

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

As a result of the above litigation, penalty interest on the overdue payables of US$2.1 million and nil and nil were recognized during the years ended December 31, 2013, 2014 and 2015, respectively.

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

As of August 31, 2016, we have failed to comply with our payment obligations under the Notes and the settlement agreement, and Former DMG Shareholders have declared a default under the Notes. The default remains uncured by us, and the Former DMG Shareholders have certain rights with respect to replacing members of the boards of directors of certain subsidiaries in the Group. As of the date of this report, the Former DMG Shareholders have not exercised such rights.

In July 2016, concerning our breach of the settlement agreement, Grand Court of Cayman Islands issued a ruling (the “Cayman Ruling”) that ordered us to pay the Former DMG Shareholders a) approximately $59.4 million (the "Judgment Amount"), b) interest at the rate of 9% per annum calculated from November 16, 2010 as to $30 million and from November 16, 2011 as to the remaining portion of the Judgment Amount, until such Judgment Amount is paid in full and c) costs on the indemnity basis to be taxed if not agreed.

We seek to enter into a new settlement agreement with the Former DMG Shareholders to satisfy the Cayman Ruling. The parties are currently in discussions regarding such settlement agreement. There can be no assurance that we will be able to obtain a settlement agreement under terms favorable to us, or at all.

(ii)	Other litigation

The litigation of Yi Zhao v. Dina Liu, VisionChina Media Inc., was filed on October 26, 2012, but service of the complaint allegedly had not been made on us until at least August 26, 2013, by delivery to our headquarters in the PRC. The litigation arises out of the dissolution of the marriage between Yi Zhao and Dina Liu Dan, our former Chief Financial Officer. The primary claims are made against Dina Liu Dan, who was claimed to have exercised certain stock options in respect of our stock (through a company she allegedly controls, Barrie Holdings) without sharing the proceeds with her former husband, Yi Zhao. The single claim lodged against us is for aiding and abetting fraud by Dina Liu Dan, with damages alleged to be approximately US$5,000,000. The underlying fraud claim against Dina Liu Dan, however, has been dismissed for lack of personal jurisdiction, although a dismissal motion by Barrie Holdings was denied. We filed a motion to dismiss the single claim on December 24, 2013, which was denied by decision and order dated February 28, 2014. On March 11, 2014, Yi Zhao moved for entry of a default judgment against us, on the basis of our purported failure to answer or move to dismiss the complaint within the period permitted by law. On April 14, 2014, the motion of Yi Zhao for a default judgment against us was denied. As of the date of this report, although it is theoretically possible that losses may be incurred, given the uncertainty of the case, our management believes that it is unlikely that we would incur losses in relation to the law suit by recognizing a contingent loss under FASB ASC 450-20-25-2. Therefore, as of December 31, 2014, no provision had been made for such losses. As of the date of this report, this litigation is still pending. There have been no further proceedings in the Zhao Action in either the trial or appellate courts as of April 25, 2015.

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

On October 23, 2015, a supplier, Guangzhou Communication Information Construction Investment and Operation Co. Ltd. ("Guangzhou Communication") initiated proceedings against us for breach of contracts. Guangzhou Communication asserts that its total losses are RMB10,421,306 relating to media cost, maintenance and installation fee and RMB480,000 relating to interest charges, respectively. On May 6, 2016, a ruling was issued by Shenzhen Futian District Renmin Court requiring (1) the cooperation agreements signed by us with Guangzhou Communication are terminated and become ineffective immediately; (2) we are required to pay RMB10,213,218 (equivalent to $1.57 million) and interest. Accruals of US$1.4 million for this litigation and cooperation agreements with Guangzhou Communication were recorded as of December 31, 2015.

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

Our ADSs, each representing one of our common shares, have been listed on the Nasdaq Global Market since December 6, 2007 under the symbol “VISN.” On December 12, 2012, we effected a change in our ADS to common share ratio from one ADS representing one common share to one ADS representing 20 common shares. For ease of comparison, our ADS trading prices on the Nasdaq Global Market before December 12, 2012 have been retroactively adjusted to reflect this ratio change. The table below shows, for the periods indicated, the high and low market prices for our ADSs. The closing price for our ADSs on the Nasdaq Global Market on September 16, 2016 was US$6.83 per ADS.

	Market Price Per ADS
	High	Low
Yearly:
2011	99.8	21.6
2012	37.20	3.00
2013	31.63	1.77
2014	36.71	8.55
2015	19.87	7.34
Quarterly:
First quarter 2014	36.71	15.00
Second quarter 2014	32.00	16.60

	Market Price Per ADS
	High	Low
Third quarter 2014	19.23	11.25
Fourth quarter 2014	12.10	8.55
First quarter 2015	17.43	8.53
Second quarter 2015	19.87	11.02
Third quarter 2015	14.00	7.34
Fourth quarter 2015	11.78	7.70
First quarter 2016	11.29	8.05
Second quarter 2016	10.29	6.66
Monthly:
April 2016	10.29	8.73
May 2016	9.41	7.52
June 2016	8.45	6.66
July 2016	7.49	5.49
August 2016	9.45	4.88
September 2016 (through September 16, 2016)	6.86	5.06

As of June 30, 2016, a total of 3,962,522 ADSs were outstanding. As of June 30, 2016, a total of 79,250,440 common shares were registered in the name of a nominee of The Bank of New York Mellon, the depositary for the ADSs. We have no further information as to common shares or ADSs held, or beneficially owned, by U.S. persons.

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

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to -market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a United States Holder whose “functional currency” is not the United States dollar.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to -market method, provided that such stock is regularly traded on a qualified exchange. Under this method, any difference between the stock’s fair market value and its adjusted basis at the end of the year is accounted for by either an inclusion in income or a deduction from income, as described below. Under current law, the mark-to -market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to -market election. It should be noted that only the ADSs, and not the common shares, are listed on the Nasdaq Global Market. Consequently, if you are a holder of common shares that are not represented by ADSs, you generally will not be eligible to make a mark-to -market election if we are or were to become a PFIC. If you make an effective mark-to -market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to -market election. If you make an effective market -to -market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to -market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to -market rules. If you make a mark-to -market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to -market election, and whether making the election would be advisable in your particular circumstances.

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

We use the U.S. dollar as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our PRC subsidiaries is the Renminbi. All of our subsidiary’s transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiary existing at the balance sheet date denominated in currencies other than the Renminbi are re -measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Fluctuations in exchange rates also may affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in our public offering in August 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Except for certain cash balances, majority of our transactions are denominated in Renminbi. Considering the amount of our cash and cash equivalents balance as of December 31, 2015, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of US$0.1 million for our total amount of cash balance, with a corresponding increase or decrease in accumulated comprehensive income as of December 31, 2015.

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

In June 2012, China Digital Technology (Shenzhen) Co., Ltd, our wholly owned subsidiary, obtained a RMB57 million Renminbi-denominated secured revolving credit facility which expired on June 24, 2013 granted by Bank of China (Shenzhen Branch). This secured credit facility was secured by restricted cash of US$10.0 million. This secured credit facility was available for general corporate working capital purposes at an interest rate of the Benchmark Rate. As of December 31, 2015, there were no outstanding borrowings under this credit facility.

In January 2013, we obtained a RMB150.0 million Renminbi-denominated secured revolving credit facility, or the Existing Credit Facility, granted by China Construction Bank (Shenzhen Branch), or CCB Shenzhen, for our variable interest entity, VisionChina Media Group, which facility expired on January 13, 2014. This revolving credit facility was secured by VisionChina Media Group’s accounts receivable. This credit facility was available for general corporate working capital purposes at an interest rate of 160% of the Benchmark Rate. This credit facility contained a restrictive financial covenant that required VisionChina Media Group to maintain a leverage ratio of no higher than 65%. Violation of this financial covenant could have resulted in a default under the revolving credit facility, which would have permitted CCB Shenzhen to terminate the revolving credit facility and require immediate repayment from us of any outstanding loans advanced. In January 2014, CCB Shenzhen granted a new credit facility to replace the Existing Credit Facility, which expired on January 9, 2015. The total amount of the credit facility was RMB130.0 million. As of December 31, 2015, there were no outstanding borrowings under this credit facility.

In January 2015, we were granted a secured revolving credit facility, or the Credit Facility, from China Construction Bank (Shenzhen branch), or the CCB, until January 26, 2016 for our variable interest entity, VisionChina Media Group. The total amount of the Credit Facility is RMB100.0 million (approximately US$16.3 million). The Credit Facility is secured by the accounts receivable of VisionChina Media Group and the interest rate is in a range of 99.54% to 103.46% of the loan prime rate in the PRC. As of December 31, 2015, there were no outstanding borrowings against this credit facility.

On April 30, 2014, we issued US$58 million of convertible promissory notes, or the Notes, to the Former DMG Shareholders. We will redeem the Notes in instalments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, in amounts of US$4 million, US$5 million, US$13.5 million, US$16.5 million, US$16 million and US$3 million, respectively. Interest accrues on the Notes at a rate equal to our company’s actual weighted average borrowing rate per annum. Our company’s weighted average borrowing rate as of December 31, 2015 was 6.772%.

On February 22, 2016, we entered into another RMB80 million (equivalent to US$12.2 million) secured revolving credit facility granted by CCB (SZ) with interest rate in a range between 99.615% to 102.66% of the Loan Prime Rate in the PRC. As of August 31, 2015, we have fully utilized and drawn down the credit facility, and the interest rate on our outstanding balance is 5.44%.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively.

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

Payments by Depositary

In 2015, we did not receive any payments from The Bank of New York Mellon, the depositary bank for our ADR program.

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

As of December 31, 2015, approximately US$80.4 million of the net proceeds from our public offerings had been used for acquisitions of six advertising agency companies and Digital Media Group and capital expenditures, and approximately US$32.3 million had been used for general corporate purposes.]

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control- Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to affect materially, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2013	2014	2015
	(US$)	(US$)	(US$)
Audit Fees(1)	980,000	950,000	800,000
Other Fees	2,500	2,000	2,000
Total	982,500	952,000	802,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2014 and 2015

•	Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015

•	Consolidated Statements of Comprehensive Income/(Loss) for the years end December 31, 2013, 2014 and 2015

•	Consolidated Statements of Changes of Equity for the years ended December 31, 2013, 2014 and 2015

•	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015

•	Notes to the Consolidated Financial Statements

•	Condensed Financial Information of Registrant — Schedule I

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

1.2	Form of Second Amended and Restated Memorandum and Articles of Association of VisionChina Media Inc. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.1	Specimen Certificate for Common Shares of VisionChina Media Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.2	Form of American Depositary Receipt of VisionChina Media Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

2.3	Form of Deposit Agreement among VisionChina Media Inc., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.1	Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.2	Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.3	Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.4	Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.5	Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.6	Registrant’s 2006 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.7	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.8	Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.9	Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.10	Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

Exhibit Number	Description of Document

4.11	Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.12	Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.13	Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.14	Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.15	Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.16	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li. (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.17	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.18	Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.19	Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.20	Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.21	Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd. (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 9, 2007)

4.22	Amended and Restated Agreement and Plan of Merger dated November 16, 2009, among VisionChina Media Inc., Vision Best Limited, Digital Value Holdings Limited, Digital Media Group Company Limited and the Shareholder Representative (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33821), as amended, initially filed with the Commission on June 23, 2010)

4.23	Registration Rights Agreement dated as of November 16, 2009 among VisionChina Media Inc. and the investors signatories thereto (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001- 33821), as amended, initially filed with the Commission on June 23, 2010)

4.24	Translation of RMB Loan Agreement, dated as of December 3, 2009, between VisionChina Media Group Inc., and Bank of China, Shenzhen Branch (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33821), as amended, initially filed with the Commission on June 23, 2010)

Exhibit Number	Description of Document

4.25	Translation of Guarantee Contract between VisionChina Digital Company and Bank of China Shenzhen Branch (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33821), as amended, initially filed with the Commission on June 23, 2010)

4.26	Securities Purchase Agreement, dated as of December 30, 2010 by and among VisionChina Media Inc., Focus Media Holding Limited and the other investors named therein (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33821), as amended, filed with the Commission on June 27, 2011)

4.27	Shareholders Agreement, dated as of January 13, 2011 by and among Focus Media Holding Limited, JJ Media Investment Holding Limited, Front Lead Investments Limited, Limin Li, and VisionChina Media Inc. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33821), as amended, filed with the Commission on June 27, 2011)

4.28	Registration Right Agreement, dated as of January 13, 2011 by and among VisionChina Media Inc., Focus Media Holding Limited, JJ Media Investment Holding Limited, and Front Lead Investments Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33821), as amended, filed with the Commission on January 21, 2011)

4.29*	Translation of Capital Increase Agreement relating to Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd., dated as of May 20, 2015 by and among Beijing Baidu Network Information Technology Co., Ltd., Guangdong Zhongke Baiyun New Industry Venture Investment Co., Ltd., Dongguan Zhongke Zhongguang Venture Investment Co., Ltd., Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd., VisionChina Media Group Co., Ltd., Shenzhen High Definition Digital Television Industry Investment Co., Ltd., Shenzhen Champ Elysee Venture Capital Management Co., Ltd., and Li Limin

4.30*	Translation of Shareholders Agreement relating to Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd., dated as of May 20, 2015 by and among Beijing Baidu Network Information Technology Co., Ltd., Guangdong Zhongke Baiyun New Industry Venture Investment Co., Ltd., Dongguan Zhongke Zhongguang Venture Investment Co., Ltd., Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd., VisionChina Media Group Co., Ltd., Shenzhen High Definition Digital Television Industry Investment Co., Ltd., Shenzhen Champ Elysee Venture Capital Management Co., Ltd., and Li Limin

4.31*	Translation of Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd. Capital Increase Agreement, dated as of June 24, 2016 by and among CCB International (Shenzhen) Investment Co., Ltd., Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd. and Five Existing Shareholders

4.32*	Translation of Supplementary Agreement to Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd. Capital Increase Agreement, dated as of June 24, 2016 by and among CCB International (Shenzhen) Investment Co., Ltd., VisionChina Media Group Co., Ltd., Shenzhen Champ Elysee Venture Capital Management Co., Ltd. and Li Limin

4.33*	Translation of Agreement on the Transfer of 49% Interest in Shenzhen VisionChina New Culture Media Co., Ltd., dated as of August 19, 2016 between Shenzhen Ledman Optoelectronic Co., Ltd. and VisionChina Media Group Co., Ltd.

4.34*	Translation of Agreement on the Make-Up Payments for the Forecasted Profits of Shenzhen VisionChina New Culture Media Co., Ltd., dated as of August 19, 2016 between Shenzhen Ledman Optoelectronic Co., Ltd. and VisionChina Media Group Co., Ltd.

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-147275), as amended, initially filed with the Commission on November 29, 2007)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

Exhibit Number	Description of Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VISIONCHINA MEDIA INC.

By	/s/ Limin Li
Name:	Limin Li
Title:	Chairman and Chief Executive Officer

Date: September 20, 2016

VISIONCHINA MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS fOR THE

YEARs eNDED December 31, 2013, 2014 and 2015 AND

REPORTS OF INDEPENDENT REGISTErED

PUBLIC accounting firm

VISIONCHINA MEDIA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of VisionChina Media Inc.:

We have audited the accompanying consolidated balance sheets of VisionChina Media Inc. and subsidiaries and variable interest entities (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2015 and the related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated financial statements, the accompanying 2013 and 2014 consolidated financial statements have been retrospectively adjusted for the presentation of discontinued operations.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

September 20, 2016

VISIONCHINA MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. Dollars (“$”), except number of shares)

		December 31,
	Notes	2014	2015
ASSETS
Current Assets:
Cash and cash equivalents		$19,466,735	$8,541,890
Restricted cash		488,719	3,519,898
Accounts receivable, net of allowance for doubtful accounts of $15,479,534 and $2,465,977 as of December 31, 2014 and 2015, respectively	4	17,986,681	14,019,697
Amounts due from related parties	20(a)	2,159,079	1,684,937
Prepaid expenses and other current assets	5	17,870,518	16,240,896
Assets held for sale - current	3	23,783,163	16,624,878

Total current assets		$81,754,895	$60,632,196

Non-current Assets:
Fixed assets, net	6	4,393,900	16,819,538
Intangible assets, net	7	359,695	287,813
Investments under equity method	8	7,431,629	6,874,627
Other investments	9	3,125,885	2,177,341
Long-term prepayments and deposits	10	4,100,566	3,875,185
Restricted cash		1,140,344	308,133

Total non-current assets		$20,552,019	$30,342,637

TOTAL ASSETS		$102,306,914	$90,974,833

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans (including short-term bank loans of the consolidated variable interest entities (“VIEs”) without recourse to VisionChina Media Inc. (the “Company”) of $13,847,031 and $9,243,995 as of December 31, 2014 and 2015, respectively)	11	$13,847,031	$9,243,995
Convertible promissory notes - maturity within one year	17	4,000,000	55,889,559
Derivative instrument - embedded conversion option	17	3,398,642	3,961,380
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of $2,433,984 and $11,626,248 as of December 31, 2014 and 2015, respectively)		4,460,702	12,775,514
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of $1,177,490 and $1,973,591 as of December 31, 2014 and 2015, respectively)	20(b)	1,177,490	1,973,591
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $24,567,559 and $23,294,058 as of December 31, 2014, and 2015, respectively)	12	31,128,677	32,858,747
Liabilities held for sale - current	3	3,528,936	2,139,528

Total current liabilities		$61,541,478	$118,842,314

VISIONCHINA MEDIA INC.

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in U.S. Dollars (“$”), except number of shares)

		December 31,
	Notes	2014	2015
Non-current Liability:
Convertible promissory notes - maturity over one year	17	$51,018,674	$-

Total non-current liability		$51,018,674	$-

Total liabilities		$112,560,152	$118,842,314

Commitments and contingencies	18

Equity (deficit)
Common shares ($0.0001 par value;
200,000,000 shares authorized; 102,121,144 and 102,741,977 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	13	$10,212	$10,274
Additional paid-in capital		344,083,552	350,769,364
Accumulated deficit		(395,183,492)	(418,583,838)
Accumulated other comprehensive income		39,579,661	36,874,260

Total VisionChina Media Inc. shareholders’ deficit		$(11,510,067)	$(30,929,940)
Noncontrolling interest		1,256,829	3,062,459

Total deficit		$(10,253,238)	$(27,867,481)

TOTAL LIABILITIES AND DEFICIT		$102,306,914	$90,974,833

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars (“$”), except number of shares)

		Year ended December 31,
	Notes	2013	2014	2015
Revenues:
Third-parties:
Advertising service revenue		$52,752,697	$51,440,494	$37,971,760
Advertising equipment revenue		187,609	208,246	1,708,869
Wi-Fi revenue		-	-	1,400,187

		52,940,306	51,648,740	41,080,816
Related parties:
Advertising service revenue	20(c)	806,127	768,789	-
Advertising equipment revenue	20(c)	297,368	254,931	383,157

		1,103,495	1,023,720	383,157

Total revenues		$54,043,801	$52,672,460	$41,463,973

Cost of revenues:
Third-parties:
Advertising service cost		$48,335,638	$58,073,338	$39,119,233
Advertising equipment cost		212,304	444,311	1,825,994
Wi-Fi cost		-	-	5,166,698

		48,547,942	58,517,649	46,111,925

Related parties:
Advertising equipment cost		300,791	94,206	-

Total cost of revenues		$48,848,733	$58,611,855	$46,111,925

Gross profit (loss)		$5,195,068	$(5,939,395)	$(4,647,952)

Operating expenses:
Selling and marketing expenses		$22,235,707	$12,612,949	$10,660,024
General and administrative expenses		9,078,104	13,352,143	9,038,056
Contingent loss in connection with a litigation	18(c)	2,149,903	-	-
Research and development		-	-	1,378,083

Total operating expenses		$33,463,714	$25,965,092	$21,076,163

Government grant		2,783,085	4,165,627	135,381
Share of (losses) profits from equity method investees		(93,217)	(57,777)	410,467
Dividend income from other investments	9	128,611	254,759	44,827
Gain on settlements of consideration payable	18(c)	-	1,800,047	-
Impairment loss on a cost method investee		-	-	(808,304)
Impairment loss on investments under equity method		-	-	(537,939)
Other operating income		1,307	-	-

Operating loss		$(25,448,860)	$(25,741,831)	$(26,479,683)
Interest income		418,673	307,007	116,894
Interest expense		(1,425,625)	(4,569,207)	(5,964,443)
Change in fair value through profit and loss		-	157,518	(562,738)
Other (expenses) income		(669,018)	(587,937)	176,790

Net loss from continuing operations before income taxes		$(27,124,830)	$(30,434,450)	$(32,713,180)
Income tax expenses	14	(373,584)	(142,554)	-

Net loss from continuing operations after income taxes		$(27,498,414)	$(30,577,004)	$(32,713,180)
Net loss attributable to noncontrolling interest		88,489	388,732	1,923,314

Net loss from continuing operations		(27,409,925)	(30,188,272)	(30,789,866)
Net profit (loss) from discontinued operations	3	3,442,055	(888,943)	7,389,520

Net loss attributable to VisionChina Media Inc. shareholders		$(23,967,870)	$(31,077,215)	$(23,400,346)

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in U.S. Dollars (“$”), except number of shares)

		Year ended December 31,
	Notes	2013	2014	2015

Net loss per share from continuing operations:
Basic		$(0.27)	$(0.30)	$(0.30)
Diluted		$(0.27)	$(0.30)	$(0.30)

Net profit (loss) per share from discontinued operations:
Basic		$0.03	$(0.01)	$0.07
Diluted		$0.03	$(0.01)	$0.07

Net loss per share:
Basic	2(v)	$(0.24)	$(0.31)	$(0.23)
Diluted		$(0.24)	$(0.31)	$(0.23)

Weighted average shares used in computation of net loss per share:
Basic		101,495,442	101,601,913	102,353,956
Diluted		101,495,442	101,601,913	102,353,956

Share-based compensation expenses during the related periods included in:
Cost of revenues		$73,225	$72,778	$48,988
Selling and marketing expenses		379,246	107,404	4,761
General and administrative expenses		389,819	390,499	130,065

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in U.S. Dollars (“$”), except number of shares)

	Year ended December 31,
	2013	2014	2015

Net loss from continuing operating after income taxes before noncontrolling interests	$(27,498,414)	$(30,577,004)	$(32,713,180)
Net profit (loss) from discontinued operation after income taxes	3,442,055	(888,943)	7,389,520

Net loss	(24,056,359)	(31,465,947)	(25,323,660)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	2,536,356	(328,367)	(2,705,401)

Total comprehensive loss	(21,520,003)	(31,794,314)	(28,029,061)
Comprehensive loss attributable to the noncontrolling interests	88,489	388,732	1,923,314

Total comprehensive loss attributable to VisionChina Media Inc. shareholders	$(21,431,514)	$(31,405,582)	$(26,105,747)

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in U.S. Dollars (“$”), except number of shares)

						Total
					Accumulated	Vision China
			Additional		other	Media Inc.	Non-
	Common shares		paid-in	Accumulated	comprehensive	shareholders’	controlling
	Number	Amount	capital	deficit	income	equity	interest	Total

Balance as of January 1, 2013	101,366,544	$10,137	$342,670,656	$(340,138,407)	$37,371,672	$39,914,058	$98,888	$40,012,946
Restricted shares	194,200	19	(19)	-	-	-	-	-
Share-based compensation	-	-	842,290	-	-	842,290	-	842,290
Foreign currency transaction adjustment	-	-	-	-	2,536,356	2,536,356	-	2,536,356
Net loss	-	-	-	(23,967,870)	-	(23,967,870)	(88,489)	(24,056,359)

Balance as of December 31, 2013	101,560,744	$10,156	$343,512,927	$(364,106,277)	$39,908,028	$19,324,834	$10,399	$19,335,233
Capital injection in a subsidiary from noncontrolling interest	-	-	-	-	-	-	1,635,162	1,635,162
Restricted shares	560,400	56	(56)	-	-	-	-	-
Share-based compensation	-	-	570,681	-	-	570,681	-	570,681
Foreign currency transaction adjustment	-	-	-	-	(328,367)	(328,367)	-	(328,367)
Net loss	-	-	-	(31,077,215)	-	(31,077,215)	(388,732)	(31,465,947)

Balance as of December 31, 2014	102,121,144	$10,212	$344,083,552	$(395,183,492)	$39,579,661	$(11,510,067)	$1,256,829	$(10,253,238)
Restricted shares	620,833	62	(62)	-	-	-	-	-
Share-based compensation	-	-	183,814	-	-	183,814	-	183,814
Changes in ownership interests in a subsidiary without change of control	-	-	6,502,060	-	-	6,502,060	3,728,944	10,231,004
Foreign currency translation adjustment	-	-	-	-	(2,705,401)	(2,705,401)	-	(2,705,401)
Net loss	-	-	-	(23,400,346)	-	(23,400,346)	(1,923,314)	(25,323,660)

Balance as of December 31, 2015	102,741,977	$10,274	$350,769,364	$(418,583,838)	$36,874,260	$(30,929,940)	$3,062,459	$(27,867,481)

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars (“$”), except number of shares)

		For the year ended December 31,
	Notes	2013	2014	2015
Cash flows from operating activities:
Net loss		$(24,056,359)	$(31,465,947)	$(25,323,660)
Adjustments to reconcile net loss to net cash used in operating activities:
(Reversal of) allowance for doubtful accounts		(169,731)	7,697,124	3,356,199
Write-off for doubtful accounts		-	-	16,615,881
Depreciation and amortization		4,163,497	3,346,438	1,922,057
Impairment loss on other investments		-	-	808,304
Loss on disposal of fixed assets		120,763	308,337	321,516
Impairment loss on investments under equity method		-	-	537,939
Gain on disposal of equity interest in subsidiaries		(1,309)	-	-
Share of losses (profits) from equity method investees		76,412	1,946	(429,458)
Share-based compensation		842,290	570,681	183,814
Change in fair value of derivative instrument		-	(157,518)	562,738
Interest accretion to convertible promissory notes		-	574,834	870,885
Gain on settlements of consideration payable	18(c)	-	(1,800,047)	-
Finance cost on consideration payable		2,149,903	-	-
Deferred tax	14	303,158	151,837	-
Changes in operating assets and liabilities:
Accounts receivable		(1,295,946)	(5,342,268)	(5,670,471)
Amounts due from related parties		(158,835)	(149,088)	374,746
Prepaid expenses and other current assets		8,036,598	9,492,824	(657,416)
Placement of restricted bank balances		(492,142)	(325,812)	(2,287,365)
Accounts payable		(2,135,965)	1,251,333	7,039,516
Accrued expenses and other current liabilities		3,804,911	10,058,611	3,738,607
Amounts due to related parties		(207,932)	(492,374)	859,994
Income tax payable		26,057	(51,162)	-

Net cash (used in) provided by operating activities		$(8,994,630)	$(6,330,251)	$2,823,826

Cash flows from investing activities:
Settlements of consideration payable		$-	$(12,000,000)	$-
Acquisitions of fixed assets		(1,533,617)	(2,196,289)	(15,345,481)
Proceeds from the disposal of fixed assets		74,931	-	93,274
Acquisitions of intangible assets		(91,615)	(1,784)	(1,363)
Withdrawal of restricted cash		2,500,000	12,365,432	-
Investment in an equity method investee		(160,382)	-	-
Net cash flow from disposal of equity interest in subsidiaries		1,309	-	-

Net cash provided by (used in) investing activities		$790,626	$(1,832,641)	$(15,253,570)

Cash flows from financing activities:
Proceeds from bank loans		24,548,311	1,629,062	15,406,659
Repayment of bank loans		(7,487,235)	(14,001,792)	(19,258,323)
Capital injection in a subsidiary from noncontrolling interests		-	1,635,162	10,231,004

Net cash provided by (used in) financing activities		$17,061,076	$(10,737,568)	$6,379,340

Effect of changes in exchange rate		1,079,906	(564,346)	(4,764,547)

Net increase (decrease) in cash and cash equivalents		$9,936,978	$(19,464,806)	$(10,814,951)

Cash and cash equivalents at the beginning of the year		29,012,381	38,949,359	19,484,553

Less: cash and cash equivalents in assets held for sale		(16,425)	(17,818)	(127,712)

Cash and cash equivalents at the end of the year		$38,932,934	$19,466,735	$8,541,890

Supplemental disclosure of cash flow information:
Income taxes paid		$73,442	$51,162	$-
Interest paid		1,836,787	3,028,323	2,843,282
Settlement of consideration payable by issuance of convertible promissory notes		-	58,000,000	-

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

VisionChina Media Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on January 27, 2006. The Company, its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Group”) sell advertising time on its out-of-home digital television networks and provide passenger information and direction system (“PIDS”) in the People’s Republic of China (the “PRC”). The Group also provides Wi-Fi Internet services on buses under the brand name “VIFI” in various cities in the PRC. With on-bus Wi-Fi services, commuters are able to access content provided by the VIFI platform, including news, music, video and App downloading, as well as web browsing and communication capabilities via social media platforms. The Group’s principal geographic market is in the PRC.

The Company holds its interest in the operating subsidiaries and investees through two holding companies, (i) China Digital Technology Consulting Co., Ltd. (“CDTC”), which is a wholly owned company established in the PRC on March 9, 2006, and (ii) Digital Media Group Company Limited (“DMG”) which was acquired by the Company in January 2010 and is incorporated under the laws of the British Virgin Islands on May 13, 2003. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through CDTC’s VIE, VisionChina Media Group Limited (“VisionChina Media Group”) and VisionChina Media Group’s subsidiaries and investees. VisionChina Media Group was established under the laws of the PRC on April 8, 2005. DMG does not conduct any substantive operations of its own, but conducts its primary business through its wholly-owned subsidiaries, DMG (HK) Co., Limited (“DMG HK”), Beijing Eastlong Technology Development Co., Ltd. (“Eastlong Technology”), Eastlong Technology’s VIE, Beijing Eastlong Advertising Co., Ltd. (“Eastlong Advertising”), and Eastlong Advertising’s subsidiaries and equity investees.

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

(Amounts in U.S. Dollars (“$”), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Agreements that transfer economic benefits to CDTC and Eastlong Technology:

Technology and management services agreement

Pursuant to the technology and management service agreement entered into on February 15, 2007 between CDTC and VisionChina Media Group, CDTC provides technology consulting and management services related to the business operations of VisionChina Media Group. As consideration for such services, VisionChina Media Group has agreed to pay the service fees specified by CDTC in the payment notices it provides to VisionChina Media Group from time to time. The payment notices shall enclose charge lists, setting forth the services provided, the hours spent in performing the services, and the applicable service charge rates. The charge rates, which are annexed to the agreement, may be adjusted pursuant to a supplemental agreement entered into by the parties. If VisionChina Media Group objects to the service fees set forth in a payment notice, both parties shall mutually agree upon the service fees to be paid by the VisionChina Media Group. In addition, VisionChina Media Group shall reimburse the Wholly Foreign Owned Enterprise (“WFOE”) for out-of-pocket expenses incurred in connection with providing the services by CDTC. The service fee shall be calculated using a rate as mutually agreed by CDTC and VisionChina Media Group multiplied by average numbers of screens put into use in the digital mobile television advertising network operated by VisionChina Media Group during each of the calendar year. The term of this agreement is 25 years, which may be terminated at any time or extended by CDTC at its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

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

Eastlong Technology entered into a series of loan agreements and amendments thereto with Mr. Qijun Men and Mr. Haifeng Wang, direct equity holders of Eastlong Advertising, in February 2005, March 2007 and May 2008, respectively, which allowed Eastlong Technology to capitalize its PRC operating affiliates and facilitates the establishment of the corporate structure. Eastlong Technology made an interest-free loan of RMB20 million to the direct equity holders of Eastlong Advertising. This loan can only be repaid by transferring the equity interest in Eastlong Advertising owned by the direct equity holders to Eastlong Technology or to another person designated by Eastlong Technology. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

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

The VIEs contributed an aggregate of 96.7%, 100% and 95.1% of the Group’s consolidated net revenues derived from third parties and non-consolidated affiliates for the years ended December 31, 2013, 2014 and 2015, respectively. The Group’s operations not conducted through contractual arrangements with the VIEs primarily consist of (1) sales of PIDS to various subway companies in the PRC, (2) sales of equipment used for mobile digital television on mass transit systems, and (3) advertising revenue on advertising platforms located outside of the PRC. In the fiscal years ended December 31, 2013, 2014 and 2015, the Company and its subsidiaries (excluding operations that are subject to involvement with the consolidated affiliated entities) contributed in aggregate approximately 3.3%, 0% and 4.9%, respectively, of the Group’s total consolidated net revenues derived from third parties and non-consolidated affiliates. As of December 31, 2014 and 2015, the VIEs accounted for an aggregate of 66.4% and 73.1%, respectively, of the Group’s consolidated total assets. As of December 31, 2014 and 2015, the Company and its subsidiaries accounted for an aggregate of 33.7% and 26.9%, respectively, of the Company’s total assets (excluding for the purpose of this calculation assets that are subject to involvement with the consolidated affiliated entities).

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIEs structure - continued

The financial information of the Company’s VIEs and VIEs’ subsidiaries as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 is as follows:

	December 31,
	2014	2015

Total assets	$67,788,321	$66,465,586
Total liabilities	42,026,064	46,137,892

	Year ended December 31,
	2013	2014	2015

Net revenues	$52,233,496	$52,672,460	$39,422,818
Net loss	(4,193,263)	(25,288,462)	(22,973,856)
Net cash (used in) provided by operating activities	(16,445,774)	12,040,459	(6,022,571)
Net cash provided by (used in) investing activities	4,216,520	487,309	(7,111,932)
Net cash provided by financing activities	19,638,649	5,701,719	2,247,792

The Group’s consolidated assets do not include any collateral for VisionChina Media Group’s and Eastlong Advertising’s obligations.

There was no pledge or collateral of the assets in Eastlong Advertising as of December 31, 2014 and 2015. Account receivable of $17.2 million and $13.8 million in VisionChina Media Group are pledged to secure the CCB Facilities granted by CCB (SZ) (as defined and detailed in Note 11) as at December 31, 2014 and 2015, respectively. Creditors of VisionChina Media Group have no recourse to the general credit of CDTC or the Company, which is the primary beneficiary of VisionChina Media Group. Creditors of Eastlong Advertising have no recourse to the general credit of Eastlong Technology or the Company, which is primary beneficiary of Eastlong Advertising.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2015, subsidiaries and variable interest entities include the following entities:

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of the Company
CDTC	N/A	March 9, 2006	PRC	100%
Vision Best Limited	N/A	September 23, 2009	British Virgin Islands (“BVI”)	100%
Whole Genius Limited	N/A	May 16, 2008	HK	100%
DMG	January 2, 2010	May 15, 2003	BVI	100%
DMG HK	January 2, 2010	October 10, 2003	HK	100%
Eastlong Technology	January 2, 2010	December 10, 2001	PRC	100%
Shenzhen Huachangshi Digital Technology Co., Ltd. (“Huachangshi”)	N/A	November 27, 2008	PRC	100%
Shenzhen Huadingshi Digital Technology Co., Ltd.	N/A	December 20, 2010	PRC	100%
Dienzhi Advertising (Shanghai) Co., Ltd	January 2, 2010	March 19, 2009	PRC	100%

VIE of CDTC
VisionChina Media Group	N/A	April 8, 2005	PRC	note (a)

Subsidiaries of VisionChina Media Group
Shenzhen HDTV Industry Investment Co., Ltd. (“Shenzhen HDTV”)	February 17, 2006	June 16, 2004	PRC	100%
Beijing Beiguang Media Mobile Television Advertising Co., Ltd.	N/A	December 18, 2006	PRC	100%
Luzhou Huashi Digital Technology Co., Ltd. (“Luzhou Huashi”)	N/A	November 21, 2009	PRC	100%
Nanjing Hua Dingshi Communication Technology Co., Ltd.	N/A	July 16, 2007	PRC	100%
Shenzhen Hua Meishi Advertising Co., Ltd.	N/A	June 29, 2007	PRC	100%
VisionChina New Culture Media Co., Ltd. (“New Culture”)	N/A	September 3, 2007	PRC	100%
Guangzhou Jiaojian Multimedia Information Technology Co., Ltd. (“Guangzhou Jiaojian”)	N/A	October 8, 2007	PRC	50%
Jiangxi Huashi Media Advertising Co., Ltd. (“Jiangxi Huashi”)	N/A	June 17, 2011	PRC	100%
Shenzhen Qianhai VisionChina	N/A	March 26, 2014	PRC	69%
Mobile Interactive Co., Ltd. (“Shenzhen Qianhai”)				note (c)

VIE of Eastlong Technology
Eastlong Advertising	January 2, 2010	March 30, 2004	PRC	note (b)

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

		Date of	Place of
	Date of	establishment/	establishment/	Percentage of
Companies	acquisition	incorporation	incorporation	ownership

Subsidiaries of Eastlong Advertising
Nanjing Metro Operation Information Service Co., Ltd.	January 2, 2010	September 13, 2006	PRC	100%
Shenzhen Metro Operation Information Service Co., Ltd. (“DMG Shenzhen”)	January 2, 2010	August 10, 2005	PRC	100%
Tianjin Metro Operation Information Service Co., Ltd.	January 2, 2010	September 22, 2005	PRC	100%
Dienzhi Advertising (Beijing) Co., Ltd.	January 2, 2010	June 17, 2009	PRC	100%

Notes:

(a)	Through a series of contractual arrangements, VisionChina Media Group became a VIE of CDTC.

(b)	Through a series of contractual arrangements, Eastlong Advertising became a VIE of Eastlong Technology.

(c)	On May 31, 2015, Baidu Inc. and additional top-tier private equity investors (collectively “new investors”), independent third parties, entered into an agreement with the Group to inject approximately $11.5 million (equivalent to RMB 69,225,000) in Shenzhen Qianhai. The proceeds of $10.2 million (equivalent to RMB62,302,500) were received on June 5, 2015. After the capital injection by new investors, the percentage of ownership held by the Group in Shenzhen Qianhai was decreased from 80% to 69% during the year ended December 31, 2015. The capital injection did not result in change of control of Shenzhen Qianhai.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of December 31, 2015, the Group’s equity method investees include the following entities:

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

Apart from Zhongguanguoji, Shenzhen Media and DMG Chongqing, the Group’s equity method investees have been separately formed with nine separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC. VisionChina Media Group contributed cash and another investor contributed advertising broadcasting rights to the equity method investees for 49% and 51% equity interests, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the US GAAP.

During the year ended December 31, 2015, the directors of the Company approved the plan to dispose the subway mobile TV advertising business of the Group (“Subway Advertising Business”). As of December 31, 2015, Subway Advertising Business is available for immediate sale in its present condition and being actively marketed for sale. There is an active program to locate a buyer. The directors considered that the sale of Subway Advertising Business is probable within one year. Therefore, Subway Advertising Business is classified as held for sale and accounted as discontinued operation during the year ended and as of December 31, 2015.

The consolidated statements of income (loss) and comprehensive income (loss) for the year ended 2013 and 2014 and corresponding notes previously reported have been revised to conform to the current presentation accordingly.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated on consolidation.

(c)	Going concern

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

The following factors raise substantial doubt about our ability to continue as a going concern for the foreseeable future.

•	For the year ended December 31, 2013, 2014 and 2015, the Group incurred net loss of $23,967,870, $31,077,215 and $23,400,346, respectively.

•	As of December 31, 2015, the Group’s net current assets exceeded its current liabilities by $58,210,118.

•	As of December 31, 2015, the Group had cash and cash equivalents of $8,541,890 with bank borrowings due within one year of $9,243,995 and overdue convertible promissory notes of $55,889,559 as detailed in Note 17 to the consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Going concern - continued

These factors are mitigated by the following plans and actions:

•	The Group has successfully negotiated with China Construction Bank (Shenzhen branch) (“CCB(SZ)”) and will continue to negotiate with other banks to obtain revolving bank facilities to ensure the Group’s bank borrowings can be renewed on an on-going basis. On February 22, 2016, the Group has entered into another RMB80 million (equivalent to $12.2 million) secured revolving credit facility granted by CCB(SZ) with interest rate in a range between 99.615% to 102.66% of the Loan Prime Rate in the PRC.

•	VisionChina Media Group and Shenzhen HDTV (collectively “VisionChina Subsidiaries” or the “Sellers”), have entered into an equity transfer agreement and a profit compensation agreement to sell 49% equity interest in Subway Advertising Business to Ledman Optoelectronic Co., Ltd. (“Ledman”) for an aggregate consideration of RMB382.2 million (equivalent to $58.3 million). Pursuant to the equity transfer agreement, Ledman will pay RMB61 million in cash and the other RMB321.2 million in cash with restriction that such cash need to be used for purchasing the shares of Ledman from a major shareholders of Ledman. Please refer to Note 3 for further details on this transaction.

•	The Group is actively negotiating with potential buyers to dispose the remaining 51% equity interest in Subway Advertising Business.

•	The Group is actively negotiating with the holders of convertible promissory notes to extend the payments of the overdue amounts of $55,889,559.

•	The Group has taken or in process of taking a number of initiatives to reduce costs and improve working capital management. The Group has been negotiating with a number of vendors, including vendors of concession right contracts, for them to provide the Group with lower prices or more favorable payment terms in order to achieve cost savings. The Group has decided to postpone a substantial portion of its planned capital expenditures for the next twelve months. In addition, the Group has implemented measures to more closely monitor the collection of receivable balances with an aim to improving liquidity.

Based on the above factors, the directors are of the opinion that adequate sources of liquidity will exist to fund the Group’s working capital and capital expenditure requirements, and to settle the overdue convertible promissory notes, and to meet other short term debt obligations, other liabilities and commitments as they become due.

As a result, the accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Group is unable to continue as a going concern.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Noncontrolling interest

Noncontrolling interest have been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented.

(e)	Significant risks and uncertainties

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

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(g)	Restricted cash

Restricted cash represents the cash subsidies received from the PRC government by the operating subsidiaries of the Company for which the use of cash subsidies are restricted and the bank deposits placed in escrow accounts as the performance security for certain concession agreements and PIDS agreements which are restricted from withdrawal. Restricted cash received from the PRC government is contractually restricted and is classified as current asset and expected to be utilized within one year. Restricted cash related to bank deposits in escrow accounts as the performance security for certain concession agreements and PIDS agreements are classified as current or non-current assets depending on whether or not such agreements are expected to be completed within one year.

(h)	Accounts receivable

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Intangible Assets, net

Intangible assets, which consist of trademark and patents are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their respective expected useful lives as follows:

Estimated useful life

Trademark	10 years
Patents	10 years

(j)	Fixed assets, net

Fixed assets are carried at cost less accumulated depreciation and amortization. Assembly in progress is not depreciated until it is ready for its intended use.

Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives, after taking into account the residual values:

Estimated useful life
Media display equipment	5 years
Wi-Fi equipment	5 years
Computers and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease terms or the estimated useful lives of the assets

(k)	Investments under equity method

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Assets held for sale

The Group considers assets to be held for sale when all of the following criteria are met: i) a commitment to a plan to sell an entity or a group of components of an entity was made and exercised; ii) the entity or a group of components of an entity is available for immediate sale in its present condition; iii) an active program to locate a buyer or buyers and other actions required to complete the plan to sell the entity to be sold have been initiated; iv) sale of the entity or a group of components of an entity is probable and the Group expects the completed sale will occur within one year; v) the entity or a group of components of an entity is actively being marketed for sale at a price that is reasonable given its current market value; and vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Upon designation as assets held for sale, the Group records Disposal Group (as defined in Note 3) at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and the Group ceases depreciation.

(m)	Other investments

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

(n)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. The Group recorded impairment charges of $537,939 and $808,304 against investments under equity method and a cost method investee in the consolidated statements of operations during the year ended December 31, 2015, respectively as detailed in Note 8 and Note 9, respectively. No impairment charge is recognized for long-lived assets during the year end December 31, 2013 and 2014.

(o)	Convertible promissory notes

The Company determines the appropriate accounting treatment of its convertible promissory notes in accordance with the terms in relation to the conversion feature, call and put option, beneficial conversion feature and settlement feature. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt, derivative and equity components.

Convertible promissory notes are classified as a current liability if their maturity is or will be within one year from the balance sheet date.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Contingencies

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

(q)	Revenue recognition

(1)	Time-based advertising services and advertising services on VIFI platform

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

The Group engages in barter transactions which are generally recorded at fair value. The revenues contributed by barter transactions accounted for 2%, 0.9% and 1.7% of the Group’s total revenues for the years ended December 31, 2013, 2014 and 2015, respectively, of which 0.7%, 0.3% and 1.6% were related to discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue recognition - continued

(3)	Sales of advertising equipment - continued

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

Advertising equipment revenues are recorded net of value-added tax incurred, which amounted to $484,977, $463,177 and $2,092,026 for the years ended December 31, 2013, 2014 and 2015, respectively.

(r)	Cost of revenues

Cost of revenues comprises advertising service cost and advertising equipment cost.

Advertising service cost consists primarily of media costs payable under concession contracts, depreciation, business taxes and surcharges and other operating costs. Media costs are expensed as incurred.

The amount of business taxes and surcharges included in advertising services cost totaling $1,209,283, $1,301,940 and $855,227 for the years ended December 31, 2013, 2014 and 2015, respectively, of which $594,481, $589,096 and $625,558 were related to discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively.

Advertising equipment represents the cost incurred for sales of media display equipment and PIDS, including purchase cost of digital television displays and equipment necessary for the operation of PIDS, and post-delivery training and supporting cost for PIDS. Cost of sales of PIDS is deferred until the corresponding revenue is recognized in the consolidated statements of operations.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Research and development

Research and development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, traffic charges, consultant fees, as well as costs related to other overhead expenses such as depreciation, facilities and utilities.

(t)	Operating leases

Leases in which substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(u)	Foreign currency translation

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)	Net loss per share

Basic net loss per share is computed by dividing net loss attributable to VisionChina Media Inc. shareholders by the weighted average number of common shares outstanding during the year. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The Company’s dilutive securities consist of convertible promissory notes, outstanding share options and restricted shares. Convertible promissory notes and certain common share equivalents (e.g. share options and restricted shares) are excluded from calculation of diluted loss per share as their effect is anti-dilutive. The Company had outstanding share options amounted to 1,418,420, 1,409,060 and 1,409,060 as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2013, 2014 and 2015, the Company had outstanding restricted shares of 1,104,400, 1,195,400 and 574,567, respectively.

The following table sets forth the computation of basic and diluted net loss per share.

	Year ended December 31,
	2013	2014	2015

Numerator:
Net loss from continuing operations	$(27,409,925)	$(30,188,272)	$(30,789,866)

Net income (loss) from discontinued operations	$3,442,055	$(888,943)	$7,389,520

Net loss attributable to Vision China Media Inc. shareholders	$(23,967,870)	$(31,077,215)	$(23,400,346)

Denominator:
Weighted average shares outstanding-basic	101,495,442	101,601,913	102,353,956

Weighted average number of shares outstanding-diluted	101,495,442	101,601,913	102,353,956

Basic net loss per share from continuing operations	$(0.27)	$(0.30)	$(0.30)
Basic net income (loss) per share from discontinued operations	$0.03	$(0.01)	$0.07

Diluted net loss per share from continuing operations	$(0.27)	$(0.30)	$(0.30)
Diluted net income (loss) per share from discontinued operations	$0.03	$(0.01)	$0.07

During the years ended December 31, 2013, 2014 and 2015, the Company had convertible promissory notes, restricted shares and share options of which would potentially dilute earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effect would have been antidilutive, such restricted shares and share options consist of 2,522,820, 2,604,460 and 1,983,627, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Income taxes

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

(x)	Accounting for Derivative Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency.

The Company reviews the terms of convertible debt and equity instruments to determine whether there are derivative instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. Derivative instruments are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense.

(y)	Share-based compensation

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

The Group uses the Black-Scholes option pricing model to measure the value of options granted to non-employees and employees at each measurement date.

(z)	Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. The Group presents the components of net income (loss), the components of other comprehensive income (loss) and total comprehensive income (loss) in two separate but consecutive statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful debts. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates.

(ab)	Government grants

Government grants represent cash subsidies received from the PRC government by the operating subsidiaries or VIEs of the Company. Government grants are recognized after the grants have been received and all of the conditions specified in the grant have been met, and are classified as operating or non-operating profit based on the nature of the government grants.

The Company received government incentive of $2,783,085, $4,165,627 and $135,381 from the local government for its business operations for the years ended December 31, 2013, 2014 and 2015, respectively. This incentive has been classified as operating profit because it was related to the Company’s business operations.

(ac)	Advertising costs

Advertising costs are expensed as incurred. Advertising costs amounted to $4,142,101, $190,697 and $259,086 for years ended December 31, 2013, 2014 and 2015, respectively, of which nil, $6,280 and $9,366 were related to discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively, and were included in selling and marketing expenses.

(ad)	Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2013, 2014 and 2015, substantially all of the Group’s cash and cash equivalents and restricted cash were managed by financial institutions with high credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivables is mitigated by credit evaluations performed on the customers and ongoing monitoring of outstanding balances. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of aging data and specifically identified accounts. Accounts receivable are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is no individual customers with balances over 10% of the accounts receivable as of December 31, 2013 and 2015 one customer accounted for 13% of the accounts receivable as of December 31, 2014.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ad)	Concentration of Risks - continued

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

(ae)	Fair value of financial instruments

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

(ae)	Fair value of financial instruments - continued

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

The Group’s financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2014 and 2015 included derivative instrument - embedded conversion option. Derivative instrument - embedded conversion option carried at fair value and the fair value of these embedded conversion option approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on valuation model that involved the probabilities of Qualified Financing (as defined in Note 17) and other market-based observable inputs such as interest rate yields. Since significant unobservable inputs are used in the valuation model, the derivative instrument - embedded conversion option represented a level 3 measurement in the fair value hierarchy. The significant unobservable input used was the probabilities of Qualified Financing. Significant increase (decrease) in the probability would result in a significantly higher (lower) fair value.

The following table shows the fair value of the Company’s financial assets and liabilities measured at recurring basis as of December 31, 2014 and 2015:

	December 31, 2014				December 31, 2015
	Fair value measurements at the reporting date using				Fair value measurements at the reporting date using
	Quoted				Quoted
	prices in	Significant			prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs		instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total

Derivative instrument - embedded conversion option	-	-	$3,398,642	$3,398,642	-	-	$3,961,380	$3,961,380

Movement in derivative instrument - embedded conversion option

	December 31,
	2014	2015

Balance at beginning of the year	$-	$3,398,642
Issuance of embedded conversion option	3,556,160	-
Total gains or losses for the year (included in earning)	(157,518)	562,738

Balance at end of the year	$3,398,642	$3,961,380

There is no transfer into or out of Level 3 during the years ended December 31, 2014 and 2015.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ae)	Fair value of financial instruments - continued

Measured at fair value on a non-recurring basis

The Group measures certain assets, including the intangible assets, cost method investments and equity method investments, at fair value on a nonrecurring basis when they are deemed to be impaired. The estimated fair value of the intangible assets at the time of impairment tests was estimated by applying unobservable inputs to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

The fair values of the cost method investments and equity method investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary by applying unobservable inputs such as forecasted financial performance, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets (Level 3).

(af)	Accounting pronouncements recently adopted

In April 2014, the FASB has issued an Accounting Standard Update (“ASU”) 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which amends the definition of a discontinued operation to include a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU also expands disclosure requirements of discontinued operation. The Group adopted this pronouncement effective from January 1, 2015, which did not have a significant effect on the Group’s consolidated financial statements.

(ag)	Recently issued accounting standards not yet adopted

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

In April 2015, FASB issued ASU 2015-03 “Interest - Imputation of Interest” on simplifying the presentation of the debt issuance costs so as to reduce complexity. This ASU requires that debt issuance cost related to a recognized debt liability be deducted directly from the carrying amount of the debt liability, consistent with the debt discount, when presenting in the balance sheet. However, the recognition and measurement for debt issuance costs is not affected by the amendments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years and early adoption is permitted. FASB requires that the amendments of this update should be applied retrospectively to all prior periods presented in the financial statements. Management does not expect the adoption of this ASU would have a material impact on the Group’s consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ag)	Recently issued accounting standards not yet adopted - continued

In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 “Income Taxes-Balance Sheet Classification of Deferred Taxes”, which is intended to simplify the presentation of deferred income taxes. This ASU requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The guidance is effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In January 2016, FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This ASU amends the accounting for equity investments, the presentation of certain fair value changes for financial liabilities measured at fair value and certain disclosure requirements associated with the fair value of financial instruments. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2017, with early adoption permitted under certain circumstances. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 “Leases”, which outlines the recognition of right-of-use assets and lease liabilities by lessees for virtually all leases. The guidance is effective for interim and fiscal years beginning after December 15, 2018, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In March 2016, FASB issued ASU 2016-09 “Compensation - Stock Compensation”, which is intended to simplify certain aspects of the accounting for share-based payment award transactions. The guidance is effective for fiscal years beginning after December 15, 2016, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In March 2016, FASB issued ASU 2016-07 “Investments - Equity Method and Joint Ventures”, which is intended to simplify the equity method of accounting. The guidance is effective for fiscal years beginning after December 15, 2016, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In August 2016, FASB issued ASU 2016-15 “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”, which is intended to provide specific guidance on the certain eight cash flow classification issues included in the amendments in this Update. The guidance is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted for all entities. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.	DISCONTINUED OPERATION

As refer in Note 2(a), during the year ended December 31, 2015, the directors of the Company approved the plan to dispose the Subway Advertising Business of the Group. As of December 31, 2015, Subway Advertising Business is available for immediate sale in its present condition and being actively marketed for sale. There is an active program to locate a buyer. The directors considered that the sale of Subway Advertising Business is probable within one year. Therefore, Subway Advertising Business is classified as held for sale and accounted as discontinued operation during the year ended and as of December 31, 2015.

Subsequently on February 15, 2016, the Group announced the Sellers have entered into an equity transfer agreement and a profit compensation agreement to sell all of Subway Advertising Business (“Disposal Group”) to a third party, Ledman, for an aggregate consideration of RMB780 million (approximate to $119 million) (the “February 2016 Agreement”).

On August 19, 2016, the February 2016 Agreement was cancelled and the Sellers have entered into another equity transfer agreement and a profit compensation agreement (the “Transaction”) to sell 49% equity interest in the Disposal Group to Ledman for an aggregate consideration of RMB382.2 million (equivalent to $58.3 million) (the “Consideration”).

Pursuant to the equity transfer agreement, the Consideration comprises RMB61 million in cash and the other RMB321.2 million in cash with restriction that such cash need to be used for purchasing the shares of Ledman from a major shareholders of Ledman.

According to the profit compensation agreement, in the event that the consolidated net profits attributable to the shareholders (excluding extraordinary items) of New Culture in any of the fiscal years 2016, 2017 and 2018 (collectively, the “Covered Period”) are less than the profit target for such fiscal year - RMB60 million, RMB80 million and RMB100 million, respectively (the “Profit Targets”), VisionChina Subsidiaries will compensate Ledman for the deficiency by returning a certain amount of the Ledman Shares to Ledman. In the event that the Ledman Shares are not sufficient to compensate for such deficiency, VisionChina Media Group will be required to pay compensation in cash. The compensation amount will be calculated based on a pre-determined formula and subject to an aggregate cap in an amount equal to the amount of the Consideration.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.	DISCONTINUED OPERATION - continued

The consummation of the Transaction remains subject to the requisite internal approvals of the relevant parties. There is no assurance that these approvals will be obtained within the expected time frame, or at all.

Assets and liabilities of the Disposal Group are classified as held for sale as of December 31, 2014 and 2015 and are comprised of the following:

	December 31,
	2014	2015
Current assets:
Cash and cash equivalents	$17,818	$127,712
Accounts receivable, net of allowance for doubtful accounts of $1,690,317 and $512,517 as of December 2014 and 2015, respectively	18,940,000	11,540,775
Amount due from a related party (Note)	308,276	250,677
Prepaid expenses and other current assets	2,286,387	3,353,056
Fixed assets, net	2,077,022	1,188,040
Investment under equity method	153,660	164,618

Total assets of the disposal group classified as held for sale in the Consolidated Balance Sheets	$23,783,163	$16,624,878

Current liabilities:
Accounts payable	$2,509,420	$855,909
Accrued expenses and other current liabilities	1,019,516	1,283,619

Total liabilities of the disposal group classified as held for sale in the Consolidated Balance Sheets	$3,528,936	$2,139,528

Note: The amount due from a related party is non-interest bearing and repayable on demand.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

3.	DISCONTINUED OPERATION - continued

The following table presents the amounts of the major line items that are included in discontinued operations, net of income tax that are presented on the Consolidated Statements of Operations.

	Year ended December 31,
	2013	2014	2015

Advertising service revenue to third-parties	$49,558,469	$50,197,097	$36,627,419
Advertising equipment revenue to related parties	1,139,078	931,444	891,771
Advertising service cost to third-parties	(41,974,817)	(44,173,428)	(24,883,087)
Selling and marketing expenses	(5,039,274)	(4,889,498)	(3,871,035)
General and administrative expenses	(258,269)	(3,010,454)	(1,394,838)
Share of profits from equity method investee	16,805	55,831	18,991
Interest income	63	65	299

Income (loss) from discontinued operations before income taxes	3,442,055	(888,943)	7,389,520
Income tax expense	-	-	-

Discontinued operations, net of income tax	$3,442,055	$(888,943)	$7,389,520

Summarized cash flow information for discontinued operations are as follows:

	Year ended December 31,
	2013	2014	2015

Net cash provided by (used in) operating activities	$6,155,890	$1,838,411	$(2,315,406)
Net cash used in investing activities	(5,653,461)	(333,839)	(252,121)
Net cash from financing activities	-	-	-

The Company has solicited for purchasers during 2015. As of December 31, 2015, based on the status of negotiations between the Company and the purchaser of the subway business, the directors of the Company considered that the sale of subway business was probable and that the criteria for classification of subway business as an Asset Held for Sale had been met. As a result, during the year ended December 31, 2015 and as of December 31, 2015, the Group presented the operations of subway business to discontinued operations and the assets to Assets Held for Sale and liabilities to Liabilities Held for Sale.

These assets held for sale primarily consisted of property and equipment and trade receivables and were recorded at the lower of the assets’ carrying amount or their fair value less estimated costs to sell. The Group derives fair value estimates from definitive sales agreements, appraisals, established market values of comparable assets, or internal estimates of future net cash flows. Fair value estimates can change by material amounts in subsequent periods. Many factors and assumptions can impact fair value estimates, including the future financial results of discontinued operations and how they are operated by the Group until they are divested, changes in advertising industry trends and regulations until the business is disposed.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

4.	ACCOUNTS RECEIVABLE

	December 31,
	2014	2015

Accounts receivable	$33,466,215	$16,485,674
Less: Allowance for doubtful accounts	(15,479,534)	(2,465,977)

	$17,986,681	$14,019,697

Movements in allowance for doubtful accounts

	December 31,
	2014	2015

Balance at beginning of the year	$9,510,186	$15,479,534
Foreign exchange adjustment	(37,459)	(839,955)
Allowance for doubtful accounts	6,006,807	2,993,675
Amounts written off as uncollectible	-	(15,167,277)

	$15,479,534	$2,465,977

Accounts receivable of $17.2 million and $13.8 million are pledged to secure the CCB Facilities granted by CCB (SZ) (as defined and detailed in Note 11) as at December 31, 2014 and 2015, respectively.

As at December 31, 2014 and 2015, the Group had billed accounts receivable of $26,962,525 and $8,298,616, respectively, and unbilled accounts receivable of $6,503,690 and $8,187,058, respectively. Unbilled accounts receivable represent amounts earned under advertising contracts in progress but not billable at December 31, 2014 and 2015. These amounts become billable according to contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet date.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2014	2015

Advances to suppliers	$7,045,046	$2,900,450
Prepaid expenses	5,344,346	8,933,296
Barter goods	1,977,228	1,859,095
Other current assets	3,503,898	2,548,055

	$17,870,518	$16,240,896

Advances to suppliers mainly represent prepayment for media costs.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

6.	FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31,
	2014	2015

Media display equipment	$11,733,704	$15,642,153
Wi-Fi equipment	164,077	6,530,020
Computers and office equipment	3,636,351	4,704,191
Motor vehicles	659,494	596,989
Leasehold improvements	2,314,882	2,870,695

Sub-total	18,508,508	30,344,048
Less: accumulated depreciation and amortization	(14,114,608)	(13,524,510)

	$4,393,900	$16,819,538

Depreciation expense was $4,112,181, $3,288,751 and $1,864,250 for the years ended December 31, 2013, 2014 and 2015, respectively, of which $2,064,681, $1,817,788 and $869,825 were related to discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively.

Included in media display equipment and Wi-Fi equipment are assembly in progress of $1,282,686 and $6,778,562 as of December 31, 2014 and 2015, respectively. These assets are expected to be placed in service in the following year.

7.	INTANGIBLE ASSETS, NET

As of December 31, 2014 and 2015, the Group had the following amounts related to the intangible assets:

		December 31, 2014				December 31, 2015
	Weighted average		Accumulated	Impairment	Net Carrying		Accumulated	Impairment	Net Carrying
	economic life	Cost	amortization	loss	values	Cost	amortization	loss	values

Patents	10 years	280,974	(138,507)	-	142,467	268,393	(155,611)	-	112,782
Trademark	10 years	328,619	(111,391)	-	217,228	310,787	(135,756)	-	175,031

		$609,593	$(249,898)	$-	$359,695	$579,180	$(291,367)	$-	$287,813

The Company estimates the fair value of the intangible assets through internal analysis, which utilizes income approach through the application of discounted cash flow method. The valuation technique is based on a number of estimates and assumptions, including the projected future cash inflow from the intangible assets, appropriate discount rates and long-term growth rates.

No impairment loss on intangible assets was recorded during the years ended December 31, 2013, 2014 and 2015.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

7.	INTANGIBLE ASSETS, NET - continued

The Group recorded amortization expense as follows:

	Year ended December 31,
	2013	2014	2015

General and administrative expense	$51,316	$57,687	$57,807

8.	INVESTMENTS UNDER EQUITY METHOD

The Group had, in total, twelve equity method investees which are engaged in provision of digital mobile television advertising services in the PRC as of December 31, 2014 and 2015, respectively. The Group has accounted for these investments using the equity method of accounting. There is nil, nil and $537,939 impairment loss recognised on the investments under equity method for the year ended December 31, 2013, 2014 and 2015, respectively. No impairment loss recognised on the investments under equity method is related to discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively.

The combined results of operations and financial position of these investments are summarized below:

	Year ended December 31,
	2013	2014	2015
Condensed statement of operations information:
Revenue	$12,436,311	$17,260,168	$14,237,107
Net income	226,421	118,987	1,082,880

Group’s equity in net income of investees	$110,362	$55,524	$529,642

	December 31,
	2014	2015
Condensed balance sheet information:
Current assets	$15,227,141	$16,482,244
Non-current assets	3,209,706	2,173,274

Total assets	18,436,847	18,655,518

Current liabilities	5,832,265	5,716,659
Non-current liabilities	392,352	394,703
Equity	12,212,230	12,544,156

Total liabilities and equity	18,436,847	18,655,518

Group’s share of net assets	$5,983,993	$6,146,636

As of December 31, 2014 and 2015, the carrying value of the Group’s investments under the equity method was $7,431,629 and $6,874,627, respectively. The difference between the carrying value of the Group’s investments under the equity method and the Group’s share in its investees’ net assets was attributable to the elimination of unrealised profits on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible assets, which represent the broadcasting rights contributed by the investors, identified on formation and its related amortization (see Note 2(ae)).

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

9.	OTHER INVESTMENTS

In 2006, the Group acquired a 25% equity interest in Shenzhen Mobile Television Company Limited (“Shenzhen Mobile”), through VisionChina Media Group’s subsidiary, Shenzhen HDTV. Shenzhen Mobile was established in the PRC and engages in the provision of digital mobile television advertising services in the PRC. Although the Group has 25% voting power in board meetings of Shenzhen Mobile, the Group cannot exercise significant influence over Shenzhen Mobile’s operating and financial activities because the remaining 75% voting power is dominated by a sole controlling shareholder of Shenzhen Mobile and only that sole controlling shareholder can appoint key management personnel in Shenzhen Mobile. The Group accounts for this investment using the cost method of accounting. During the years ended December 31, 2013, 2014 and 2015, the Group received dividend income from Shenzhen Mobile of nil, $210,466 and nil, respectively. $648,427 impairment loss on investment cost was recognised during the year ended December 31, 2015 (see Note 2(n)).

In 2006, the Group acquired a 14% equity interest in Wuxi Guangtong Digital Mobile Television Company Limited (“Guangtong Mobile”). During the year ended December 31, 2009, all equity holders of Guangtong Mobile made an additional capital injection and in order to retain the same percentage of ownership, the Company also made an additional capital injection of $389,048. Guangtong Mobile was established in the PRC and engages in the provision of digital mobile television advertising business in the PRC. As the Group has 14% voting power in board meetings of Guangtong Mobile, the Group accounts for this investment using the cost method of accounting. During the year ended December 31, 2013, 2014 and 2015, the Group received dividend income from Guangdong Mobile of $128,611, $44,293 and $44,827, respectively.

In 2011, the Group acquired a 20% equity interest in Shenzhen Eastlong Huatong Technology Development Company Limited (“Eastlong Huatong”) at a consideration of $157,423. Eastlong Huatong was established in the PRC and engages in development of multimedia interactive information system for subway in PRC. As the Group does not have any voting power in board meetings of Eastlong Huatong, the Group cannot exercise significant influence over Eastlong Huatong’s operating and financial activities. The Group accounts for this investment using the cost method of accounting. $159,877 impairment loss on investment cost was recognised during the year ended December 31, 2015.

10.	LONG-TERM PREPAYMENTS AND DEPOSITS

Long term prepayments and deposits consist of the following:

	December 31,
	2014	2015

Prepayments for acquisition of fixed assets	$1,484,843	$542,647
Other deposits	2,000,350	2,848,375
Other long-term prepayments	615,373	484,163

	$4,100,566	$3,875,185

Other deposits mainly represent deposits for concession contracts.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

11.	BANK LOANS AND FACILITIES

The Group has entered into $21.3 million (approximate to RMB130 million), RMB denominated secured revolving credit facility granted by CCB(SZ) to VisionChina Media Group, expired on January 9, 2015 (the “CCB Facility”). The CCB Facility is secured by accounts receivable of VisionChina Media Group. The CCB Facility is available for general corporate working capital purposes at an interest rate in a range between 95% to 160% of the Benchmark Rate. The CCB Facility contains restrictive financial covenant of maintaining a leverage ratio of 65% by VisionChina Media Group. Violation of such covenant could result in a default under the CCB Facility, which would permit the CCB(SZ) to terminate the CCB Facility available to the Group and require immediate repayment from the Group of any outstanding loans advanced under the CCB Facility. The Group is in compliance with such financial covenant as of December 31, 2014. As of December 31, 2014, there were borrowings of $13.8 million. The amount of $7.5 million of the CCB Facility was unutilised. As of December 31, 2015, there were no such borrowings.

In January 2015, the Group has entered into another $16.3 million (approximate to RMB100 million), RMB denominated secured revolving credit facility granted by CCB(SZ) to VisionChina Media Group, scheduled to expire on January 26, 2016 (the “2015 CCB Facility”). The 2015 CCB Facility is secured by accounts receivable of VisionChina Media Group. The 2015 CCB Facility is available for general corporate working capital purposes at an interest rate in a range between 99.54% to 103.46% of the Loan Prime Rate in the PRC. The 2015 CCB Facility contains restrictive financial covenant of maintaining a leverage ratio of 65% by VisionChina Media Group. It is cancelable by CCB(SZ) if there is any material adverse change or failure to maintain satisfactory operations of VisionChina Media Group. Violation of such covenant could result in a default under the 2015 CCB Facility, which would permit the CCB(SZ) to terminate the 2015 CCB Facility available to the Group and require immediate repayment from the Group of any outstanding loans advanced under the 2015 CCB Facility. The Group is in compliance with such financial covenant as of December 31, 2015. As of December 31, 2015, the 2015 CCB Facility was fully utilised and there were borrowings of $9.2 million.

The Group’s bank loans consist of the following:

	December 31,
	2014	2015
CCB Facility
- Interest rate in a range between 95% to 160% of Benchmark Rate, denominated in RMB	$13,847,031	$-
2015 CCB Facility
- Interest rate in a range between 99.54% to 103.46% of the Loan Prime Rate in the PRC, denominated in RMB	-	9,243,995

Total bank loans	13,847,031	9,243,995

Less: Amount due within one year shown under current liabilities	13,847,031	9,243,995

Amount due after one year shown under non-current liabilities	$-	$-

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2014	2015

Accrued payroll and welfare	$3,121,361	$2,476,248
Customer deposits	4,877,924	1,362,770
Accrued penalty for the early termination of exclusive agency agreement (Note 18(d))	10,386,179	9,822,602
Accrued expenses	8,177,991	8,578,908
Other current liabilities	4,565,222	10,618,219

	$31,128,677	$32,858,747

13.	COMMON SHARES

There were 102,121,144 common shares issued and outstanding as of December 31, 2014 after the issuance of 560,400 common shares as a result of the issuance of 560,400 restricted shares (see Note 15).

There were 102,741,977 common shares issued and outstanding as of December 31, 2015 after the issuance of 620,833 common shares as a result of the issuance of 620,833 restricted shares (see Note 15).

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

The PRC

On January 1, 2008, the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Laws”) took effect. It applies a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time when New EIT Law took effect. Enterprises that were subject to an EIT rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate over the five year period after the effective date of the New EIT Law. According to the implementation regulations, during the transition period the EIT rate for CDTC, Shenzhen HDTV and DMG Shenzhen is 20%, 22% and 24% in the years 2009, 2010 and 2011, respectively. The EIT rate is 25% in the year of 2012, 2013, 2014 and 2015.

In accordance with a circular issued in November 2008, VisionChina Media Group has been recognized as a state-encouraged high-new technology enterprise since 2008, and the status is valid for a period of three years and was therefore entitled to a preferential tax rate of 15% in 2008, 2009 and 2010. In October 2011 and September 2014, VisionChina Media Group obtained the approval to continue being recognized as a state encouraged high-new technology enterprise for three consecutive years respectively, and is entitled to a preferential tax rate of 15% in these six years. The tax rate is 15% in the year of 2015.

In accordance with a circular issued in January 2013, Shenzhen Qianhai is entitled to a reduced tax rate of 15% starting from 2013, and is valid for a period of eight years from 2013 to 2020.

In accordance with a circular issued in December 2010, Eastlong Technology has been recognized as a state-encouraged high-new technology enterprise starting from 2010, and the status is valid for a period of three years. Eastlong Technology is thus entitled to a preferential tax rate of 15% in 2010, 2011 and 2012. The EIT rate for Eastlong Technology is 25% in the year of 2013, 2014 and 2015.

Luzhou Huashi was established in Sichuan. It is recognized as a “Local government encouraged company” and is entitled to a reduced tax rate of 7.5% for the years ended December 31, 2010, 2011 and 2012, and a reduced tax rate of 15% for the year ended December 31, 2013. The tax rate is 25% for the year of 2014 and 2015.

Notwithstanding the applicable statutory tax rates noted above, in 2013, 2014 and 2015, under the direction of the relevant in-charge tax authority, Jiangxi Huashi applied a deemed-profit-rate method for its annual tax filings in 2013, 2014 and 2015. Pursuant to the deemed-profit-rate method, taxable income for Jiangxi Huashi was deemed at 16% of revenues. An additional amount of $140,000, nil and nil would otherwise have been payable if deemed-profit-rate method is not allowed for the year ended December 31, 2013, 2014 and 2015, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

14.	INCOME TAXES - continued

The PRC - continued

In March 2015, under the direction of the relevant in-charge tax authority, Guangzhou Jiaojian applied a deemed-profit-rate method for its annual tax filings in 2015. Pursuant to the deemed-profit-rate method, taxable income for Guangzhou Jiaojian was deemed at 12% of revenues. An additional amount of $164,919, $138,750 and nil would otherwise have been payable if deemed-profit-rate method is not allowed for the year ended December 31, 2013, 2014 and 2015, respectively.

The Company and its other subsidiaries in the PRC have minimal operations and the Group has minimal operations in jurisdictions other than the PRC.

The current and deferred components of the income tax expenses (benefits) appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2013	2014	2015

Current tax	$70,426	$(9,283)	$-
Deferred tax	303,158	151,837	-

	$373,584	$142,554	$-

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2014	2015
Deferred tax assets:
Net operating loss carrying forward	$18,481,333	$17,625,830

Total deferred tax assets	18,481,333	17,625,830
Valuation allowance on deferred tax assets	(18,481,333)	(17,625,830)

Net deferred tax assets (non-current)	$-	$-

Movement of valuation allowance:

	Year ended December 31,
	2013	2014	2015

At the beginning of the year	$18,238,463	$17,777,605	$18,481,333
Tax loss expired	(1,732,828)	(3,039,002)	(2,501,714)
Liquidation of subsidiaries	(303,557)	(324,524)	-
Exchange realignment	541,242	(66,707)	(929,898)
Change in tax rate	920,005	37,653	95,238
Change for the year	114,280	4,096,308	2,480,871

At the end of the year	$17,777,605	$18,481,333	$17,625,830

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

14.	INCOME TAXES - continued

A valuation allowance has been provided on the deferred tax assets because the Group believes that it is not more likely than not that the assets will be utilized. As of December 31, 2014 and 2015, a valuation allowance was provided for the deferred tax assets relating to the future benefit of net operating loss carry forward as the management determined that the utilization of those net operating loss carry forward is not more likely than not. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

As of December 31, 2015, the Group had net operating loss carry forward of approximately $1,949,882, $39,449,965, $10,620,102, $9,339,940 and $12,699,558 that will expire in the years ending December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

A reconciliation of the income tax benefits to the amount computed by applying the current tax rate to loss before income taxes in the statements of operations is as follows:

	Year ended December 31,
	2013	2014	2015
Expected taxation at PRC EIT statutory rate of 25%	$(5,920,694)	$(7,830,848)	$(6,330,915)
Effect of different tax rates	1,069,008	(731,720)	1,503,740
Effect of loss that cannot be carried forward	1,305,869	754,828	109,710
Tax expense arising from items which are not deductible or not taxable for tax purpose:
- non-deductible entertainment expenses	584,296	305,119	240,274
- others, net	3,906,086	1,245,086	814,053
Effect of tax exemption and tax concessions	(685,261)	2,303,781	1,182,267
Change in valuation allowance	114,280	4,096,308	2,480,871

Total income tax expenses	$373,584	$142,554	$-

The amount of $685,261 would otherwise have been payable without tax exemptions and tax concessions for the years ended December 31, 2013. In addition, $0.007 would have been deducted from the basic net loss per share for the years ended December 31, 2013.

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

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

14.	INCOME TAXES - continued

As of December 31, 2015, the Company’s subsidiaries and VIEs in the PRC had no aggregate undistributed earnings that are available for distribution to the Company. Any aggregate undistributed earnings are considered to be indefinitely reinvested under FASB ASC 740, and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. However, the actual amount of earnings distributable to the Company from its subsidiaries and VIEs in the PRC could vary as a result of the restrictions and procedures governed by the relevant tax authorities and the State Administration of Foreign Exchange. In an announcement formally made on February 22, 2008, the PRC authorities clarified that the distributions made out of undistributed earnings that arose prior to January 1, 2008 would not give rise to withholding tax.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits in each case, and has measured the unrecognized tax benefits associated with the tax positions. Based on this evaluation, the Group has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. The Group classifies interest and/or penalties related to income tax matters in income tax benefit (expense). As of December 31, 2015, there is no interest or penalties related to uncertain tax positions. The years 2010 to 2015 remain subject to examination by the PRC tax authorities.

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

In 2013, 2014 and 2015, the Group granted 1,036,500, 700,000 and nil, respectively, restricted shares to employees. No share options were granted in 2013, 2014 and 2015.

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

No share options are granted to employees during the years ended December 31, 2013, 2014 and 2015.

A summary of share options under the Plan during the years ended December 31, 2013, 2014 and 2015 is presented below:

			Weighted-
	Number	Weighted-	average	Weighted-
	of	average	remaining	average
	shares	exercise price	contractual life	fair value

Outstanding as of January 1, 2013	1,488,696	$4.22	5.28	$1.46
Forfeited	(70,276)	5.10		2.25

Outstanding as of December 31, 2013	1,418,420	$4.01	4.20	$1.33
Forfeited	(9,360)	11.13		6.42

Outstanding as of December 31, 2014	1,409,060	$4.00	3.20	$1.32
Forfeited	-	-		-

Outstanding as of December 31, 2015	1,409,060	$4.00	2.20	$1.32

Exercisable as of December 31, 2015	1,409,060	$4.00	2.20

Vested or expected to vest as of December 31, 2015	1,409,060	$4.00	2.20

The Company received proceeds of nil, nil and nil from exercise of share options by the employee during the years ended December 31, 2013, 2014 and 2015, respectively.

The aggregate intrinsic value of options outstanding, options exercisable and options vested or expected to vest as of December 31, 2015 was $nil, $nil, and $nil, respectively.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

15.	SHARE INCENTIVE PLAN - continued

Restricted shares

A summary of restricted shares under the Plan during the years ended December 31, 2013, 2014 and 2015 is presented below:

		Weighted
	Number of	average
	shares	fair value

Outstanding as of January 1, 2013	443,351	$2.96
Granted	1,036,500	0.59
Forfeited	(181,251)	0.78
Vested	(194,200)	0.81

Outstanding as of December 31, 2013	1,104,400	$1.07
Granted	700,000	0.53
Forfeited	(48,600)	0.42
Vested	(560,400)	0.59

Outstanding as of December 31, 2014	1,195,400	$0.75
Granted	-	-
Forfeited	-	-
Vested	(620,833)	0.53

Outstanding as of December 31, 2015	574,567	$0.62

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

The total share-based compensation expense in relation to options and restricted shares recognized in the statements of operations for the years ended December 31, 2013, 2014 and 2015 was $842,290, $570,861 and $183,814, respectively.

As of December 31, 2015, total unrecognized share-based compensation expenses related to non-vested share options and non-vested restricted shares granted under the Plan amounted to $86,090. Such unrecognized expenses are expected to be recognized over 1.5 years.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

16.	PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labour regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits for the years ended December 31, 2013, 2014 and 2015 were $1,665,975, $1,510,645 and $1,982,144, respectively, of which $1,013,181, $918,715 and $1,214,841 were related to discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively.

17.	CONVERTIBLE PROMISSORY NOTES AND DERIVATIVE INSTRUMENT

On April 30, 2014, the Company issued a $58 million of convertible promissory notes (“Notes”) to the Former DMG Shareholders as part of the Settlement Agreement (as defined in Note 18(c)) (“Noteholders”). The Notes will be redeemed by the Company in instalments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, at the amount of $4 million, $5 million, $13.5 million, $16.5 million, $16million and $3 million, respectively. Interest on the Notes is accrued at a rate of the actual weighted average borrowing rate of the Company per annum. The weighted average borrowing rate of the Group as of December 31, 2014 and 2015 is 6.670% and 6.935%, respectively. The Notes are convertible at the elections of the holders of the Notes in certain scenarios.

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

The maximum amount of the Notes the Noteholders may convert shall not exceed the lower of (i) outstanding principal plus accrued interest under the Notes; and (ii) gross proceeds in the Qualified Financing. Conversion price shall be 80% of (i) the effective per share price in the Qualified Financing; or (ii) conversion price for the debt or other securities convertible into common shares to be issued in the Qualified Financing.

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

17.	CONVERTIBLE PROMISSORY NOTES AND DERIVATIVE INSTRUMENT - continued

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

The embedded conversion option is not clearly and closely related to its debt host and meets the definition of a derivative. The embedded derivative does not qualify for the scope exception for certain contracts involving an issuer’s own equity. It is therefore separately account for and initially record at fair value with changes in fair value recorded in earnings.

The movements of the liability component and derivative component of the Notes for the years are set out below:

	Liability	Derivative
	component	component	Total

At January 1, 2014	$-	$-	$-
Notes issued on April 30, 2014	54,443,840	3,556,160	58,000,000
Change in fair value	-	(157,518)	(157,518)
Interest charge during the year	574,834	-	574,834

At December 31, 2014 and January 1, 2015	$55,018,674	$3,398,642	$58,417,316
Change in fair value	-	562,738	562,738
Interest charge during the year	870,885	-	870,885

At December 31, 2015	$55,889,559	$3,961,380	$59,850,939

Liability component of the Notes is analyzed for reporting purposes as:

	December 31,
	2014	2015

Current liabilities	$4,000,000	$55,889,559
Non-current liabilities	51,018,674	-

	$55,018,674	$55,889,559

The Company has failed to redeem the first instalment of the Notes at the amount of $4 million on April 30, 2015 and the Notes become due immediately according to the terms of the Notes. Full balance of the Notes of $55,889,559 is therefore classified as current liabilities as of December 31, 2015. Default interest on the Notes of $193,223 is recognised for the year ended December 31, 2015. On July 22, 2016, there was a ruling by the Grand Court of Cayman Islands, concerning the Company’s breach in the terms of the agreement in relation to the Notes issued (see Note 18(c)). The Company is currently negotiating with the Note Holders for the supplementary agreement regarding the extension of payment terms.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

17.	CONVERTIBLE PROMISSORY NOTES AND DERIVATIVE INSTRUMENT - continued

Negative covenants - continued

The change in the fair value of the derivative liability between December 31, 2014 and December 31, 2015, includes an increase to the derivative liability of $562,738 which was recognized through earnings in the consolidated statement of operations. The Company will continue to revalue the derivative liability on each subsequent balance sheet date until the securities to which the derivative instrument relates to are exercised or expired.

The estimated fair values of the derivative liability were computed as of the issuance date and as of December 31, 2014 and 2015 using a valuation model based on interest rate of 6.67%. In addition, as of the valuation dates management assessed the probabilities of Qualified Financing assumptions in the valuation models.

18.	COMMITMENTS AND CONTINGENCY

(a)	Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expense under operating leases for the years ended 2013, 2014 and 2015 was $1,349,017, $1,713,263 and $1,753,380, respectively.

As of December 31, 2015, the Group was obligated under certain operating leases, relating to the rental of office premises, requiring minimum rental payments as follows:

Year ending December 31,
2016	$1,467,402
2017	638,059
2018	302,814
2019	12,849
2020	3,421
2021 and thereafter	-

$2,424,545

(b)	Other commitments

The Group has entered into several agreements to pay media costs for periods of 5 to 10 years. As of December 31, 2015, future minimum purchase commitments under these agreements totaled approximately $62,270,000, which will be payable as follow:

Year ending December 31,
2016	$23,660,000
2017	13,959,000
2018	8,844,000
2019	6,351,000
2020	4,037,000
2021 and thereafter	5,419,000

$62,270,000

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.	COMMITMENTS AND CONTINGENCY - continued

(c)	Litigation with former shareholders of DMG

The Company filed a summons with notice in the Supreme Court of the State of New York, which is the trial court in New York (the “New York Court”) on December 27, 2010, against the selling shareholders and former management of DMG. The summons with notice alleged that the selling shareholders of DMG (i) engaged in an unlawful scheme to induce the Group, through false, deceptive, and misleading statements concerning DMG’s financial condition and performance, to pay a grossly inflated price to purchase DMG in 2010, and (ii) received, or are scheduled to receive, ill-gotten gains from this unlawful scheme. The summons with notice further alleged that the Group is owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement pursuant to which the Company acquired DMG (the “Merger Agreement”).

On February 25, 2011, Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., and Thomas Gai Tei Tsao (collectively, the “Former DMG Shareholders”) filed a countersuit in the New York Court against the Company. The complaint in that lawsuit alleges that the Company breached certain agreements related to the DMG Acquisition by (i) declining to make certain instalment payments that the Former DMG Shareholders claim they were entitled to receive and (ii) declining to take steps to facilitate the transfer of Company stock that the Former DMG Shareholders claim to be entitled to receive in connection with the DMG Acquisition. The Former DMG Shareholders also seek specific enforcement of the contracts at issue, compensatory damages in an amount to be determined at trial, and permanent and preliminary injunctive relief compelling the Company to comply with the parties’ agreement. On the same date, the Former DMG Shareholders filed motions against the Group for various relief.

On August 13, 2012 the New York Court entered an order (the “August 13 Order”) directing the Group, on or before August 21, 2012 (a) to transfer $60 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) to deposit $60 million into an escrow account controlled by the Sheriff, or (c) to make other arrangements satisfactory to the plaintiffs in the litigation for security with respect to the final judgment plaintiffs seek in that amount. The Group took prompt steps to comply with the August 13 Order and have arranged for the delivery to the Sheriff of more than $3.2 million in cash denominated in or convertible to U.S. dollars that were held by or for the Group outside the PRC and such transferred amount was recorded as restricted cash as of December 31, 2012. With respect to funds held within the PRC in RMB, any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the State Administration on Foreign Exchange (“S.A.F.E.”). Accordingly, on August 20, 2012 the Company applied to the S.A.F.E. for such approval, for the transfer of the balance required under the August 13 Order (an amount equivalent to approximately $56.8 million). S.A.F.E., however, denied the application. At the same time as taking steps to comply with the August 13 order to the extent possible, the Company has appealed from that order. It sought a stay of enforcement of the August 13 Order, but that request was denied, first by a single judge of the appellate court on August 17, 2012 and then by a full panel of that court on October 2, 2012. The August 13 order is reversed by New York Court on June 11, 2013.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.	COMMITMENTS AND CONTINGENCY - continued

(c)	Litigation with former shareholders of DMG – continued

On January 7, 2013, the New York State Supreme Court issued an order of civil contempt against the Group that it had failed to comply fully with the August 13 Order requiring the Group to post security in connection with prejudgment orders of attachment totalling $60 million.

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

As of December 31, 2013, consideration payable of $75,800,047 (including $11,800,047 accrued penalty interest on the overdue consideration payable) was recorded by the Company and it is the management’s best estimate of the consideration required to settle the litigation with the Former DMG Shareholders.

On February 14, 2014, the Company stipulated to the withdrawal of all appeals in that action pending before the Appellate Division. The stipulation was transmitted to the New York Court on February 19, 2014.

On April 30, 2014, the Company entered into settlement agreement, subscription agreement and note instrument (“Settlement Arrangement”) with the Former DMG Shareholders to settle this litigation. Under the terms of the Settlement Agreement, the Company agrees pay to the Former DMG Shareholders an aggregate amount of $70 million, including $12 million in cash and $58 million in six-year term Notes issued by the Company (See Note 17 for details), in addition to certain other consideration to satisfy the New York Judgment of $71,800,047. A gain of $1,800,047 is recognised in the statement of operations during the year ended December 31, 2014 in relation to the overprovision for the consideration payable and litigation. All claims in these pending lawsuits have been dismissed and all closing conditions of the settlement agreement have been met.

On July 22, 2016, ruling by the Grand Court of Cayman Islands, concerning the Company’s breach in the terms of the Settlement Agreement dated April 30, 2014 requiring the Company to pay the Former DMG Shareholders $59,367,371 including interest at the rate of 9% per annum calculated from November 16, 2010 as to $30 million and from November 16, 2011 as to the remaining $29,267,371 until payment is made in full and to pay the Former DMG Shareholders costs on the indemnity basis to be taxed if not agreed.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.	COMMITMENTS AND CONTINGENCY - continued

(d)	Other litigation

The litigation of Yi Zhao v. Dina Liu, Visionchina Media Inc. was filed on October 26, 2012, but service of the complaint is not alleged to have been made on the Company until at least August 26, 2013, by delivery to the Company’s headquarters in the People’s Republic of China. The litigation arises out of the dissolution of the marriage between Yi Zhao and Dina Liu Dan, a former Chief Financial Officer of the Company. The primary claims are asserted against Dina Liu Dan, who is alleged to have exercised certain stock options for the Company’s stock (through a company she allegedly controls, Barrie Holdings) without sharing the proceeds with her former husband, Yi Zhao. The single claim asserted against the Company is for aiding and abetting fraud by Dina Liu Dan, with damages alleged to be approximately $5,000,000. The underlying fraud claim against Dina Liu Dan, however, has been dismissed for lack of personal jurisdiction, although a dismissal motion by Barrie Holdings was denied. The Company filed a motion to dismiss the single claim on December 24, 2013, which was denied by decision and order dated February 28, 2014. On March 11, 2014, Yi Zhao moved for entry of a default judgment against the Company, on the basis of the Company’s purported failure to answer or move to dismiss the complaint within the period permitted by law. On April 14, 2014, the motion of Yi Zhao for a default judgment against the Company was denied. On August 5, 2014, the Zhao Action was dismissed based on the Plaintiff’s counsel’s failure to appear at a scheduled status conference on September 18, 2014. On October 3, 2014, the trial court stayed all the proceedings. The stay will be lifted only if the Chinese court denies Mr. Zhao’s claims against Ms. Liu and then only upon his submission of written evidence supporting his right to proceed with his action in New York. This stay does not apply to proceedings in the appellate court. Management estimates that potential loss that could result from this litigation as of date of this report merely reasonably possible but not probable in accordance to ASC 450, due to uncertainty and therefore no provision was made for such amount as of December 31, 2014 and 2015. There have been no further proceedings in the Zhao Action in either the trial or appellate courts as the date of this report.

On October 23, 2014, a supplier, Guangzhou Metro Television Media Co., Ltd. (“Guangzhou Metro”) initiated proceedings against the subsidiary of the Company, VisionChina Media Group, for breach of contract. Guangzhou Metro asserts that its total losses are representing $7,693,289 exclusive media cost, $2,396,041 overdue fines, and $32,168 electricity charges. On the same day, VisionChina Media Group also filed a motion against Guangzhou Metro without fulfilling the contract terms, for a total claim of $5,959,111 damages, and urged to release the $885,884 concession right deposit together with the respective interest. On November 7, 2014, Guangzhou Metro further claimed for the penalty of $5,251,772 due to the early termination of the Guangzhou Metro exclusive agency agreement. Management estimates that potential loss that could result from this litigation as of date of this report is probable in according to ASC 450. An accrued penalty for the early termination of $10,386,179 and $9,822,602 was recorded as of December 31, 2014 and 2015, respectively, based on management’s best estimation.

On October 23, 2015, a supplier, Guangzhou Communication Information Construction Investment and Operation Co. Ltd. ("Guangzhou Communication") initiated proceedings against the subsidiary of the Company, VisionChina Media Group, for breach of contracts. Guangzhou Communication asserts that its total losses are RMB10,421,306 relating to media cost, maintenance and installation fee and RMB480,000 relating to interest charges, respectively. On May 6, 2016, a ruling was issued by Shenzhen Futian District Renmin Court requiring (1) the cooperation agreements signed by VisionChina Media Group with Guangzhou Communication are terminated and become ineffective immediately; (2) VisionChina Media Group is required to pay RMB10,213,218 (equivalent to $1.57 million) and interest. Accruals of $1.4 million for this cooperation agreements with Guangzhou Communication were recorded as of December 31, 2015.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

18.	COMMITMENTS AND CONTINGENCY - continued

(e)	Other

The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting. Transmission System (the “National Standard”), was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. On March 27, 2006, the PRC State Administration of Radio, Film and Television (“SARFT”) promulgated the Notice Concerning Experimental Mobile Digital Television (the “March Notice”), which required all of the Group’s local operating partners must adopt the National Standard for their mobile digital television operations and the SARFT has officially issued a notice to require some of the Group’s local operating partners and direct equity investment entities to complete the adoption of the National Standard by June 30, 2010. As of December 31, 2014 and 2015, the mobile digital television network of the Group’s direct equity investment entities and the digital television broadcasting infrastructure of the Group’s local operating partners in 11 cities have been converted to the National Standard, but those in another 6 cities have not yet completed the conversion and do not meet the requirements of the National Standard. The Group’s direct equity investment entities and local operating partners may be required to spend significant capital and other resources, including on new equipment, to convert their digital television broadcasting infrastructure to the National Standard. Under some of the Group’s exclusive advertising agency agreements, the Group may be responsible for a portion of such expenditures in 3 of the 6 cities that have not yet completed the conversion. The total cost of converting the equipment to the 3 cities is not expected to exceed $0.5 million. However, the Group and its local operating partners in these 3 cities have not yet determined the allocation of such capital expenditures, and there is no reliable basis for management to accurately estimate the amount and timing of capital expenditures required for these local operating partners, therefore, no accrual for such liability has been made in the consolidated financial statements.

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

Major Customers

There is no individual customer with advertising service revenue over 10% of the advertising service revenue for the years ended December 31, 2013, 2014 and 2015.

There is no individual customer with balances over 10% of the accounts receivable as of December 31, 2013 and 2015, and one customer accounted for 13% and 10% of the accounts receivable as of December 31, 2014.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.	RELATED PARTY TRANSACTIONS

(a)	Details of amounts due from related parties as of December 31, 2014 and 2015 are as follows:

	December 31,
	2014	2015

Hubei Mobile	$200,605	$208,976
Jilin Mobile	187,373	-
Ningbo Mobile	321,708	316,500
Shenzhen Mobile	211,323	246,076
Shenzhen Media	15,156	47,371
Director and management of the Company	815,648	866,014
Shenzhen Deshan Yinshi Co., Ltd. (“Shenzhen Deshan”)	407,266	-

	$2,159,079	$1,684,937

The amounts due from related parties are non-interest bearing and repayable on demand.

(b)	Details of amounts due to related parties as of December 31, 2014 and 2015 are as follows:

	December 31,
	2014	2015

Changzhou Mobile	$2,610	$8,292
Suzhou Mobile	63,941	80,885
Eastlong Huatong	56,119	842
Shenzhen Champs Elysees Renovations Co., Ltd. (“Champs Elysees”)	3,807	126,652
Shenzhen Meidi Zhiye Development Co., Ltd. (“Zhiye”)	219,094	241,869
Shenzhen Meiye Qiye Development Co., Ltd. (“Qiye”)	1,029	974
Shenzhen Champs Elysees Investment Co., Ltd. (“Champs Elysees Investment”)	-	770,333
Guangtong Mobile	115,093	66,788
Zhongguanguoji	715,797	676,956

	$1,177,490	$1,973,591

The amounts due to related parties are non-interest bearing and repayable on demand.

Zhiye, Qiye and Shenzhen Deshan are companies in which the Chief Executive Officer of the Company holds a beneficial interest and Champs Elysees and Champs Elysees Investment are companies in which the Chief Executive Officer’s wife holds a beneficial interest.

The amounts due from (to) related parties mainly arise from trading transactions with related parties (such as receipt of services rendered to related parties) and payments of expenses on behalf of the related parties.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.	RELATED PARTY TRANSACTIONS - continued

(c)	Advertising service rendered and equipment sold to related parties

The Group provided advertising service and sold digital equipment at negotiated price to related parties for a total amount of $1,103,495, $1,023,720 and $383,157 for the years ended December 31, 2013, 2014 and 2015, respectively. Details are as follows:

	Year ended December 31,
	2013	2014	2015

Hubei Mobile	$1,102	$-	$-
Jilin Mobile	226	-	-
Ningbo Mobile	296,040	254,931	188,409
Suzhou Mobile	-	-	194,748
Shenzhen Deshan Yinshi Co., Ltd. (“Shenzhen Deshan”)	806,127	768,789	-

	$1,103,495	$1,023,720	$383,157

Shenzhen Deshan is a company in which the Chief Executive Officer of the Company holds a beneficial interest.

The Group has purchased digital equipment at negotiated price from related parties of $648,935, $33,179 and $76,929 for the years ended December 31, 2013, 2014 and 2015, respectively.

(d)	Services rendered by related parties

The Group has received broadcasting service and other services from related parties at negotiated prices for a total amount of $8,393,864, $6,971,581 and $6,554,986 for the years ended December 31, 2013, 2014 and 2015, respectively, of which $387,798, $640,246 and $668,845 were related to discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively. Details are as follows:

	Year ended December 31,
	2013	2014	2015

Chengdu Mobile	$1,859,950	$1,689,243	$1,820,935
Dalian Mobile	770,964	831,172	825,048
Eastlong Huatong	300,791	334,035	-
Guangtong Mobile	1,323,535	-	2,276
Henan Mobile	556,960	597,393	619,972
Hubei Mobile	1,303,298	948,592	815,627
Jilin Mobile	602,118	52,213	-
Ningbo Mobile	761,977	813,908	852,501
Suzhou Mobile	526,473	921,405	845,187
Shenzhen Media	-	143,374	98,859
Changzhou Mobile	-	-	5,736

	$8,006,066	$6,331,335	$5,886,141

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

20.	RELATED PARTY TRANSACTIONS - continued

(e)	Rental expense

During the years ended December 31, 2013, 2014 and 2015, the Group rented office space from Zhiye. The rate for rent was determined based on negotiated prices. The rental expense for the years ended December 31, 2013, 2014 and 2015 was $340,556, $361,417 and $399,167, respectively, of which $164,009, $185,064 and $18,076 were related to discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively.

(f)	Others

For the years ended December 31, 2013, 2014 and 2015, the Group paid office decoration charges of $4,446, $377,079 and $473,332 respectively, to Champs Elysees. During the years ended December 31, 2013, 2014 and 2015, the Group also paid property management fees and utility expenses of $53,355, $59,973 and $56,925, respectively, of which $25,695, $30,709 and $25,681 were related to discontinued operations for the years ended December 31, 2013, 2014 and 2015, respectively, to Champs Elysees Management.

Champs Elysees Management is a company in which the Chief Executive Officer’s wife holds a beneficial interest.

In December 2015, VisionChina Media Group borrowed approximately $4,600,000 (equivalent to RMB30,000,000) from Zhiye for a period of 4 days with a total interest expense approximate to $10,000 (equivalent to RMB60,000), which were fully repaid before the year ended December 31, 2015.

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

There were no appropriations to reserves by the Company other than the Company’s VIEs and certain of the VIEs’ subsidiaries in the PRC during any of the periods presented. During the years ended December 31, 2013, 2014 and 2015, approximately nil, nil and nil was appropriated from retained earnings to the statutory surplus fund, respectively, which are included in the accumulated deficit of the Group.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars (“$”), except number of shares)

22.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets and reserves to the Company either in the form of dividends, loans, or advances. Amounts restricted include restricted cash, paid up capital and statutory reserves of the Company’s PRC subsidiaries and VIEs, totaling approximately $161.4 million and $168.1 million as of December 31, 2014 and 2015, respectively.

23.	SUBSEQUENT EVENT

In February 2016, the Group has entered into $12.3 million (approximate to RMB80 million), RMB denominated secured revolving credit facility granted by CCB(SZ) to VisionChina Media Group, scheduled to expire on February 21, 2017 (the “2016 CCB Facility”). The CCB Facility is secured by accounts receivable of VisionChina Media Group. The 2016 CCB Facility is available for general corporate working capital purposes at an interest rate in a range between 99.615% to 102.66% of the Loan Prime Rate in the PRC. The 2016 CCB Facility contains restrictive financial covenant of maintaining a leverage ratio of 65% by VisionChina Media Group. It is cancelable by CCB(SZ) if there is any material adverse change or failure to maintain satisfactory operations of VisionChina Media Group. Violation of such covenant could result in a default under the 2016 CCB Facility, which would permit the CCB(SZ) to terminate the 2016 CCB Facility available to the Group and require immediate repayment from the Group of any outstanding loans advanced under the 2016 CCB Facility.

On February 1, 2016, VisionChina Media Group has borrowed approximately $5.4 million (equivalent to RMB35,000,000) from a related party, Zhiye, for one month at an interest of 10% per annum and the borrowing was fully repaid on March 1, 2016.

In June 2016, CCB International (Shenzhen) Investment Co., Ltd. ("CCB International"), an independent third party, entered into a definitive Equity Subscription Agreement with the Group to inject approximately RMB150 million (equivalent to $22.6 million) in Shenzhen Qianhai. The proceeds were fully received on June 24, 2016. After the capital injection by CCB International, the percentage of ownership held by the Group in Shenzhen Qianhai was decreased from 69% to 62.8%. The capital injection did not result in change of control of Shenzhen Qianhai.

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I
BALANCE SHEETS
(Amounts in U.S. Dollars (“$”), except number of shares)

	December 31,
	2014	2015
ASSETS
Current Assets:
Cash and cash equivalents	$7,873	$690,095
Amounts due from subsidiaries	40,992,888	24,366,566
Prepaid expenses and other current assets	39,387	11,677

Total current assets	$41,040,148	$25,068,338

Non-current Assets:
Fixed assets, net	$4,644	$4,644
Intangible assets, net	6,806	5,422
Investments in subsidiaries	-	-

Total non-current assets	$11,450	$10,066

TOTAL ASSETS	$41,051,598	$25,078,404

LIABILITIES AND EQUITY
Current Liabilities:
Amounts due to subsidiaries	$50,638,106	$52,153,400
Accrued expenses and other current liabilities	1,923,559	3,854,944

Total liabilities	$52,561,665	$56,008,344

Equity (deficit)
Common shares ($0.0001 par value; 200,000,000 shares authorized; 102,121,144 and 102,741,977 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	$10,212	$10,274
Additional paid-in capital	344,083,552	350,769,364
Accumulated deficit	(395,183,492)	(418,583,838)
Accumulated other comprehensive income	39,579,661	36,874,260

Total VisionChina Media Inc. shareholders’ deficit	$(11,510,067)	$(30,929,940)

TOTAL LIABILITIES AND EQUITY	$41,051,598	$25,078,404

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I
STATEMENTS OF OPERATIONS
(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2013	2014	2015

General and administrative expenses	$(4,927,611)	$(2,729,494)	$(1,962,854)
Equity in loss of subsidiaries and variable interest entities	(1,284)	(1)	-
Impairment losses recognised on amounts due from subsidiaries	(19,118,382)	(40,144,181)	(21,437,535)

Operating loss	(24,047,277)	(42,873,676)	(23,400,389)
Other income	-	11,800,000	-
Interest income	79,407	-	43
Interest expense	-	(3,539)	-

Net loss	$(23,967,870)	$(31,077,215)	$(23,400,346)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I
STATEMENT OF COMPREHENSIVE INCOME
(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2013	2014	2015

Net loss	$(23,967,870)	$(31,077,215)	$(23,400,346)
Other comprehensive income (loss) net of tax:
Change in cumulative foreign currency translation adjustments	2,536,356	(328,367)	(2,705,401)

Total comprehensive loss	$(21,431,514)	$(31,405,582)	$(26,105,747)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I
statements of CHANGES OF shareholders’ equity AND COMPREHENSIVE INCOME (LOSS)
(Amounts in U.S. Dollars (“$”), except number of shares)

					Accumulated
			Additional		other	Total
	Common shares		paid-in	Accumulated	comprehensive	shareholders’
	Number	Amount	capital	deficit	income	equity

Balance at January 1, 2013	101,366,544	$10,137	$342,670,656	$(340,138,407)	$37,371,672	$39,914,058
Restricted shares	194,200	19	(19)	-	-	-
Share-based compensation	-	-	842,290	-	-	842,290
Foreign currency translation adjustment	-	-	-	-	2,536,356	2,536,356
Net loss	-	-	-	(23,967,870)	-	(23,967,870)

Balance at December 31, 2013	101,560,744	$10,156	$343,512,927	$(364,106,277)	$39,908,028	$19,324,834
Restricted shares	560,400	56	(56)	-	-	-
Share-based compensation	-	-	570,681	-	-	570,681
Foreign currency translation adjustment	-	-	-	-	(328,367)	(328,367)
Net loss	-	-	-	(31,077,215)	-	(31,077,215)

Balance at December 31, 2014	102,121,144	$10,212	$344,083,552	$(395,183,492)	$39,579,661	$(11,510,067)
Restricted shares	620,833	62	(62)	-	-	-
Share-based compensation	-	-	183,814	-	-	183,814
Changes in ownership interests in a subsidiary without change of control	-	-	6,502,060	-	-	6,502,060
Foreign currency translation adjustment	-	-	-	-	(2,705,401)	(2,705,401)
Net loss	-	-	-	(23,400,346)	-	(23,400,346)

Balance at December 31, 2015	102,741,977	$10,274	$350,769,364	$(418,583,838)	$36,874,260	$(30,929,940)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I
STATEMENTS OF CASH FLOWS
(Amounts in U.S. Dollars (“US$”), except number of shares)

	Year ended December 31,
	2013	2014	2015
Cash flows used in operating activities:
Net loss	$(23,967,870)	$(31,077,215)	$(23,400,346)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,163	5,761	1,384
Equity in loss of subsidiaries and variable interest entities	1,284	1	-
Impairment losses recognised on amounts due from subsidiaries	19,118,382	40,144,181	21,437,535
Share-based compensation	842,290	570,681	183,814
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	125,292	63,856	27,710
Amounts due from subsidiaries	(327,047)	(10,529,497)	500,740
Accrued expenses and other current liabilities	2,596,939	(11,104,209)	1,931,385

Net cash (used in) provided by operating activities	(1,591,567)	(11,926,441)	682,222

Cash flows from investing activities:
Restricted cash	1,592,050	11,933,535	-

Net cash provided by investing activities	1,592,050	11,933,535	-

Net increase in cash and cash equivalents	483	7,094	682,222

Cash and cash equivalents at the beginning of the year	296	779	7,873

Cash and cash equivalents at the end of the year	$779	$7,873	$690,095

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I
(Amounts in U.S. Dollars (“US$”))

Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of SEC Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2014 and 2015, approximately $157.3 million and $148.8 million of the registered capital and reserves are not available for distribution, respectively, and as such, the condensed financial information of VisionChina Media Inc. has been presented for the years ended December 31, 2013, 2014 and 2015.

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